Form 20-F
period 2005-12-31
DEJOUR ENTERPRISES LTD
filed 2006-07-14
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Dejour Enterprises Ltd.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 1100, 808 West Hastings Street, Vancouver, British Columbia V6C 2X4

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of Dejour Enterprises Ltd.’s classes of capital or common stock as of the close of the period covered by the annual report.                                           39,016,789

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No xxx    N/A

Index to Exhibits on Page 54

#

Dejour Enterprises Ltd.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Part I

Part II

Part III

Item 17.	Financial Statements	54
Item 18.	Financial Statements	54
Item 19.	Exhibits	54

#

INTRODUCTION

Dejour Enterprises Ltd. (“Dejour or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one for three-share consolidation which became effective on October 1, 2003. The Company was continued in British Columbia under the Business Corporations Act (British Columbia) in 2005.

The authorized capital of Dejour consists of three classes of shares: an unlimited number of common shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

BUSINESS OF DEJOUR ENTERPRISES LTD.

Dejour Enterprises Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Company’s properties.  The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” or “should” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/1/2006 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed
Craig Sturrock (1)(3)	62	August 22, 2005
R. Marc Bustin (4)	54	August 30, 2005
Douglas W. Cannaday (2)	53	July 14, 2004
Lloyd A. Clark (5)	74	February 7, 2005
Robert L. Hodgkinson (1)(2)	56	May 18, 2004
Archibald J. Nesbitt (1)(6)	57	November 24, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Suite 1100, 808 West Hastings Street, Vancouver, B.C. Canada V6C 2X4

(3)

27th Floor, 595 Burrard Street, Vancouver, BC V7X 1J2

(4)

327 Rosehill Wynd, Delta, BC V4M 3L8

(5)

2091 – 206 Street, Langley, BC V2Z 2A4

(6)

30078 Township Road 250, Calgary, AB T3Z 1L5

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/1/2006, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Douglas W. Cannaday, President & COO	53	December 15, 2005
Robert L. Hodgkinson, Chairman & CEO	56	December 15, 2005
Mathew H. Wong, Corporate Secretary and Chief Financial Officer	31	July 14, 2004

______________________________________________________________________________

______________________________________________________________________________

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Dumoulin & Black

Contact: David Black

595 Howe Street

Suite 1000

Vancouver, B.C. V6C 2X4 Canada

Telephone: 604-687-1224

The Company’s Bank is:

Canadian Imperial Bank of Commerce

400 Burrard Street

Vancouver, B.C. V6C 3A6 Canada

Telephone: 604-267-0080

1.C Auditors

The Company’s auditor is:

Dale Matheson Carr-Hilton LaBonte

Suite 1700, 1140 West Pender Street

Vancouver, B.C. Canada V6E 4G1

Telephone: 604-687-4747

Facsimile: 604-687-4216

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended December 31st was derived from the audited financial statements of the Company.  Labonte & Co., independent Chartered Accountant, was the Company’s auditor for fiscal years 2002, 2002 and 2001.  On January 1, 2004, Labonte & Co. merged with Dale Matheson Carr-Hilton and formed Dale Matheson Carr-Hilton LaBonte.  As a result of the merger, Dale Matheson Carr-Hilton LaBonte was the Company’s auditor for fiscal years 2003, 2004 and 2005.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($1,612)	($392)	($76)	($221)	($1,891)
Basic Income (Loss) Per Share	($0.06)	($0.04)	($0.02)	($0.09)	($0.10)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	25,612	9,856	3,791	2,365	1,872
Period-end Shares (000)	39,017	15,796	9,596	7,095	1,872

Working Capital	$12,167	$1,580	$119	($148)	($108)
Mineral Properties	$3,425	Nil	Nil	Nil	Nil
Long-Term Debt	Nil	Nil	Nil	$380	$380
Capital Stock	$18,190	$2,727	$880	$157	$57
Deficit	($2,765)	($1,153)	($761)	($685)	($464)
Total Assets	$16,016	$1,631	$132	$27	$111

US GAAP
Net Loss	($3,485)	($392)	($76)	($221)	N/A
Loss Per Share	($0.14)	($0.04)	($0.02)	($0.09)	N/A
Mineral Properties	$1,917	Nil	Nil	Nil	N/A
Deficit	($4,639)	($1,153)	($761)	($685)	N/A
Total Assets	$14,509	$1,631	$132	$27	N/A

Note: The above figures were adjusted for 1:15 and 1:3 share consolidations in 2001 and in 2003 respectively.

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

Fiscal Year Ended 12/31/2005	1.21	1.27	1.16	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.19	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 03/31/2006.  From March 31 to April 24, 2006, Dejour has issued 3,883,263 common shares which increased the number of outstanding shares from 46,010,673 to 49,893,936.

Table No. 5

Capitalization and Indebtedness

As of March 31, 2006

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
46,010,673 shares issued and outstanding	$27,289,025
Contributed Surplus	$405,647
Retained Earnings (deficit)	($5,943,272)
Net Stockholders’ Equity	$21,751,400
TOTAL CAPITALIZATION	$27,694,672

Stock Options Outstanding (At 3/31/2006):	3,506,227
Warrants Outstanding (At 3/31/2005):	10,048,902
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to the Company:

Cumulative Unsuccessful Exploration Efforts By Dejour Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Dejour in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Dejour having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Dejour Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Dejour has an interest or the concessions in which Dejour has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Dejour does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves are not defined on any of the properties on which Dejour has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss, as of the latest fiscal year end, since the Company’s inception of the development stage, according to Canadian GAAP, is ($2,765,128)(U.S. GAAP – ($4,638,676).  The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Dejour currently has 3,506,227 share purchase options outstanding and 10,048,902 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 46,010,673 (As of 3/31/2006) to 59,565,802.  This represents an increase of 29% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant/Agents Options Could Adversely Affect Dejour’s Stockholders

Because the success of Dejour is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,506,227 share purchase options outstanding, which, if exercised, would result in an additional 3,506,227 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force Dejour to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Dejour to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Dejour and Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Dejour is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Dejour’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Dejour’s growth will depend, on the efforts of its Senior Management, particularly its President, Douglas Cannaday, its Chairman, Robert Hodgkinson and its Corporate Secretary and Chief Financial Officer Mr. Mathew Wong.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Dejour.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

a)

where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)

a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)

the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)

the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)

there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private Company”, Dejour is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Pertaining to the Industry

Mineral Prices May Not Support Corporate Profit for Dejour:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale.  If a profitable market does not exist, Dejour could have to cease operations.

Operating Hazards and Risks Associated with the Exploration-stage Mining Industry Could Result in Dejour Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Dejour may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Dejour to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

Suite 1100, 808 West Hastings Street

Vancouver, British Columbia, Canada V6C 2X4

Telephone: (604) 638-5050

Facsimile: (604) 638-5051

Website: www.dejour.com

Email: rhodgkinson@dejour.com or mwong@dejour.com

The contact person is: Mr. Robert L. Hodgkinson, Chairman and Chief Executive Officer or Mr. Mathew H. Wong, Chief Financial Officer and Corporate Secretary.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol: “DJE”.

The authorized capital of Dejour consists of three classes of shares: an unlimited number of common shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

As of December 31, 2005 there were 39,016,789 common shares issued and outstanding. As of December 31, 2005 there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Dejour Enterprises Ltd. (“Dejour or the “Company””) was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one for three share consolidation which became effective on October 1, 2003. In 2005, the Company was continued into British Columbia under the Business Corporations Act (British Columbia).

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Private Placements (1)	10,000,000	$1,500,000
	Exercise of Warrants (1)	2,882,000	$576,400
	Investment in Securities (2)	2,000,000	$1,080,000
Fiscal 2001	None
Fiscal 2002	Private Placement (3)	1,480,000	$99,900
Fiscal 2003	Private Placement (4)	2,000,000	$200,000
	Shares Issued for Settlement of Debt (5)	5,230,925	$523,092
Fiscal 2004	Private Placement (6)	6,000,000	$1,796,760
	For bridge loan financing fee (7)	200,000	$50,000
Fiscal 2005	Private Placement (8)	8,076,923	$5,249,999
	Private Placement (9)	1,000,000	$500,000
	Private Placement (10)	650,000	$325,000
	Private Placement (11)	4,500,000	$2,914,808
	Private Placement (12)	6,617,500	$6,516,626
1st Quarter, March 2006	Private Placement (13)	5,300,000	$7,950,000
	Private Placement (14)	2,783,333	$4,175,000
	Exercise of share purchase warrants (15)	897,884	$898,598
	Exercise of share purchase options	112,667	$70,962

(1)

During the year ended December 31, 2000, Dejour completed two private placements. Each private placement consisted of 5,000,000 units and each unit consisted of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at a price of $0.20. During the year, 2,882,000 common share purchase warrants from the first private placement were exercised and the remaining 2,118,000 expired. The 5,000,000 common share purchase warrants from the second private placement expired in December 2001.

(2)

On December 14, 2000, Dejour announced that it had completed the purchase of 786,190 common shares of a company called Instantdocuments.com, Inc. Dejour paid for these shares by issuing 2,000,000 of its common stock, which had a deemed value of $1,080,000. (Dejour subsequently wrote off its entire interest in Instantdocuments.com, Inc. as disclosed later in this document.)

(3)

In January 2002, Dejour completed a private placement of 1,480,000 units at a price of $0.675 per unit for total proceeds of $99,900. Each unit consisted of one common share and one share purchase warrant which entitled the holder to purchase one additional common share at a price of $0.10 per share. All of these share purchase warrants expired without being converted into common shares.

(4)

In October 2003, Dejour completed a private placement of 2,000,000 common shares at a price of $0.10 per common share.

(5)

In October 2003, management negotiated shares for debt settlements with a majority of the Company's debt holders and creditors. The policies of the TSX Venture Exchange required disinterested shareholder approval for a shares for debt settlement, which may result in the creation of a new control position. The Company negotiated a shares for debt settlement of $523,093 in debt at a price of $0.10 for each post-consolidated share issued for an aggregate share issuance of 5,230,925 post-consolidation shares. The shares for debt transaction was approved by disinterested shareholders at the annual meeting held on May 5, 2003 and was subsequently also approved by the TSX Venture Exchange.

(6)

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common shares units at $0.30 per unit. Each unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005. As at December 31, 2004, 1,500,000 share purchase warrants were outstanding. Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Income Tax Act. Net proceeds from the issuance of flow-through common shares were $966,000, after a finder’s fee of $84,000. Net proceeds from the issuance of common share units were $830,760, after a finder’s fee of $69,240.  The shares issued in this private placement had a hold period until April 18, 2005.

(7)

In December 2004, Dejour issued 200,000 shares at a deemed value of $0.25 to a company controlled by Robert Hodgkinson, the Chairman of the Company, as part of the consideration for a $250,000 bridge loan that he made to the Company.  The shares issued had a hold period until April 8, 2005.

(8)

In March 2005, pursuant to the terms of this private placement, 8,076,923 units (the “Units”) were sold to subscribers at a price of $0.65 cents per Unit. Each Unit consists of one common share and one half of one transferable common share purchase warrant (each whole share purchase warrant, a “Warrant”). Each Warrant is exercisable into one additional common share of the Corporation at an exercise price of $0.80 per common share until March 17, 2007.  The Agent was paid a commission in a combination of cash and 174,253 Units, totaling 7.0% of the gross commission eligible proceeds raised. The Agent has also received a corporate finance fee in a combination of cash and 11,538 Units totaling $16,050. In addition, the Agent has received compensation options to purchase up to 717,692 Units at $0.70 per unit. Each unit consists of one common share and one half of one non-transferable common share purchase warrant. Each whole warrant will be exercisable into one common share until March 17, 2007, at an exercise price of $0.85.

(9)

The shares issued thru this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing included $22,500 in cash and 200,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Woodstone Capital Inc. and Haywood Securities Inc.

(10)

The shares issued thru this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing consisted of $14,625 in cash and 50,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Rainwalker Management Ltd.

(11)

This private placement consisted of the sale of 4,500,000 units at a price of US$0.55 per unit for gross proceeds of Cdn$2,914,808. Each unit consisted of one common share and one half of one share purchase warrants with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007. In connection with this private placement the Company paid finders’ fees of $109,058; paid other costs of 419,582; and, issued 306,736 share purchase warrants to finders with each warrant being exercisable into a common share at a price of $0,80 per share until March 17, 2007.

(12)

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow through common shares at $1.05 per share for total gross proceeds of $6,516,625. Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007. In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007. The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity. Proceeds from the flow through common shares totaling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005. Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes. In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

(13)

This private placement consisted of the sale of 5,300,000 flow-through shares at a price of $1.50 per flow-through share.

(14)

This private placement consisted of the sale of 2,783,333 units at a price of $1.50 per unit. This private placement financing closed in two separate tranches. The first closed during the first fiscal period ended March 31, 2006 and the second closed on April 10, 2006. The first tranche raised $1,020,000 and the second tranche raised $3,155,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $1.65 per common share until December 31, 2007. For assistance in this private placement, the Company paid finders’ fees in the amount of $45,000 and issued the finders 41,000 common share purchase warrants which allow the holders to purchase one additional common share at a price of $1.65 until December 31, 2007.

(15)

These share purchase warrants were associated with prior private placement financings.

Capital Expenditures

Fiscal Year

Fiscal 2000	Less than $500.00
Fiscal 2001	$272,936 (1)
Fiscal 2002	$12,614 (1)
Fiscal 2003	Nil
Fiscal 2004	$102,017 (2)
Fiscal 2005	3,551,508 (3)
Fiscal 2006 to date	$2,153,428 (4)

(1)

These funds are related to the Turtle Bayou #16 oil well located in Terrebonne Parish, Louisiana. The funds consisted of acquisition costs and drilling costs. Dejour management determined that this well was not commercially viable and it was subsequently written off.

(2)

These funds are related to acquisition and exploration costs pertaining to the Golden Prairie Prospect property. Based on the unfavorable results of the exploratory drilling, Dejour management decided to write off its investment in this property.

(3)

$126,356 of these funds was spent on furniture and equipment and the balance ($3,425,152) were spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2005.)

(4)

All of these funds were spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 3 to the unaudited consolidated financial statements for the fiscal three-month period ended March 31, 2006.)

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

The Company’s principal business since its incorporation has been the acquisition and exploration of natural resource properties.

From inception in March 1968 to February 1999, Dejour had been mainly engaged in the acquisition and exploration of mineral resource properties.  In February 1999, Dejour shifted its efforts away from the mineral exploration industry and became involved in a start-up technology company called iSecuritas.

iSecuritas was located in Dallas, Texas. The business of the company was offering its customers secure same day document delivery over the Internet along with the development and implementation of digital signature encryption. Dejour’s involvement in this company consisted of assisting in fund raising. Dejour’s efforts primarily included investment in iSecuritas and by December 14, 2000 its equity interest was 51.8%. The table below summarizes the actions of Dejour relating in iSecuritas:

Date	Action of Dejour

02/16/1999	Acquisition of a convertible note in iSecuritas in the amount of U.S.$250,000.
04/14/1999	Purchase by Dejour of an additional 1,500,000 common shares of iSecuritas.
01/26/2000	Dejour converted the note, which it acquired on 2/16/1999 into common shares of iSecuritas. After the conversion, Dejour owned 4,279,166 common shares of iSecuritas.
11/14/2000	Dejour acquired an additional 620,143 common shares of iSecuritas.
12/14/2000	Dejour acquired an additional 786,190 common shares of iSecuritas.

iSecuritas was unable to attract additional investment capital and as a result shut down its business operations. At December 31, 2001 Dejour wrote off its equity investment in iSecuritas and recorded a US$50,000 impairment provision on a US$100,000 secured note that it held from iSecuritas.

On July 13, 2001 the shares of Dejour were suspended from trading on the Toronto Stock Exchange because the Toronto Stock Exchange deemed it an inactive Company. Dejour was deemed an inactive Company because it was not actively engaged in any business activities. The former activities associated with iSecuritas ceased to exist with the failure of that company and Dejour was not active in any other industry. During the period of suspension, the shares of Dejour traded on the TSX Venture Exchange (formerly Canadian Venture Exchange) as an inactive Company.

As part of its efforts to regain the status of an active Company, Dejour reached an agreement on August 21, 2001 to acquire a 50% interest in a private company’s interest in an oil well located Louisiana. The private company, 7804 Yukon, Inc., had a 1.75% working interest in this well. 7804 Yukon, Inc. is wholly owned by Robert Hodgkinson, the current Chairman and COO of the Company, who, at that time was a director of Dejour. On December 18, 2001, the operator of the well announced that after exploratory drilling, the well was deemed to not be commercially viable.

On September 21, 2001, a Special Resolution was passed by Dejour shareholders, which resulted in a consolidation of the Company’s share capital in the amount of one new common share for each fifteen of the old common shares. The legal name of the company was also changed to Dejour Enterprises Ltd. as a result of the Special Resolution.

The only activities that Dejour was involved in during the year ended December 31, 2002 consisted of efforts to regain an active status on the Canadian Venture Exchange. These efforts consisted of raising capital and searching for mineral properties in which it could acquire an interest and subsequently explore. The fund raising efforts consisted of a private placement, which raised $99,900. No mineral properties were acquired during this time.

In early 2003, management decided that in order for the Company to meet the listing requirements of the TSX Venture Exchange the existing debt had to be satisfied and additional capital was required for the Company to operate. The debt was satisfied through the issuance of 5,230,925 common shares of Dejour to the creditors. As described earlier in ITEM 4. INFORMATION ON THE COMPANY, Financings, the Company received shareholder approval to issue these shares in settlement of the debt. The Company also sold 2,000,000 common shares at a price of $0.20 per share. Also, at the annual meeting held on June 6, 2003, the Company received approval for a share consolidation in the amount of one new common share for each three old common shares. Management felt that the consolidation was necessary to attract future investor interest as they felt Canadian investors favored public companies, in the start-up category, which had a small amount of outstanding shares.

The Company applied for conditional approval of a plan of reactivation from the TSX Venture Exchange, which included a listing continuation from inactive status to a ‘Tier 2’ listing on the TSX Venture Exchange.

The plan of reactivation included the Company's proposed acquisition of rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect. By the terms of this agreement, Dejour must pay a net 30% cost (approximately $95,000) of drilling the initial test well to earn a net 24.5% APO WI After Pay Out Working Interest). This prospect is located in SW Saskatchewan adjacent to the Alberta border, in the northeast corner of a 20,000 sq. mi. focus area known as the Sweetgrass Arch.

Results of exploratory drilling on the first well in the Golden Prairie Prospect indicated that it was not commercially productive and Dejour wrote its interest down to nominal carrying value, which at December 31, 2004 was $2.

At its option, Dejour can extend the joint venture beyond the Golden Prairie Prospect to subsequently cover some 288 additional sections of prospective oil and gas lands referred to as the Fox Project.

To finance this reactivation and joint venture participation the Company arranged, subject to Exchange approval, an interim $250,000 bridge loan with Hodgkinson Equities Corp., a holding company of an officer, director and control shareholder of the Company. The loan would be for a maximum term of 18 months, pay 8% interest per annum and include a 20% equity bonus at $0.25 per share. The bridge loan was completed as disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Beginning in early 2005, Dejour began searching for mineral properties that management believed had potential of uranium, oil and/or gas mineralization. Disclosure pertaining to the mineral properties is found in ITEM 4.D Property, Plant and Equipment.

Dejour is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2005/2006

The Company’s primary source of funds since incorporation has been through the issuance of common shares.

Dejour had a working capital balance of $12,167,334 on 12/31/2005. Subsequently, the Company has completed a number of private placement financings as described in ITEM 4. INFORMATION ON THE COMPANY. Dejour intends to use its working capital to complete exploration work on the properties in which it has an interest and for general working capital.

Use of Funds for Fiscal 2006/2007

During Fiscal 2006 and Fiscal 2007, respectively, Dejour estimates that it might expend $2.5 million and $3 million on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2006 and Fiscal 2007 respectively, the Company estimates that it might expend $5 million and $6 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company has had no revenue during the past five fiscal years.

At 12/31/2005 $14,788,338 of the Company’s assets were located in Canada and $2,228,015 of the Company’s assets were located in the United States. At 12/31/2004 and 12/31/2003 Dejour’s assets were all located in Canada.  At 12/31/2002 all of Dejour’s assets were located in Canada.

12/31/2001:	$90,378 $20,256	United States Canada
12/31/2002:	$27,360	Canada
12/31/2003:	$131,793	Canada
12/31/2004:	$1,630,842	Canada
12/31/2005:	$14,788,338 $1,228,015	Canada United States

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities, require permits from various Canadian Federal and Provincial governmental.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Dejour Enterprises Ltd. (“Dejour or the “Company”) is incorporated under the laws of British Columbia, Canada. The Company was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the Company was changed to Dejour Enterprises Ltd. In 2005, the Company was continued in British Columbia under the Business Corporations Act (British Columbia).

Dejour has one wholly owned subsidiary, Dejour.com Investment Corp. This company is currently dormant.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 5,720 sq. ft. at Suite 1100, 808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4.  The Company began occupying these facilities on May 1, 2005.  Monthly basic rent is $7,700.

1. The Athabasca Basin Uranium Properties

The Athabasca Basin properties are without known reserves and the work being done by Dejour is exploratory in nature. Dejour’s interest in these 15 properties stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Dejour Enterprises has acquired a 100% interest in 50 mineral claims and 4 mineral prospecting permits (“Fifteen Properties”) in the Athabasca Sandstone Basin in Northern Saskatchewan. The properties were acquired by staking (50 claims totaling 192,515 hectares or 475,704 acres) and by permitting (4 permits totaling 138,676 hectares or 342,668 acres).

Location

The fifteen properties are located along the southern and eastern margins of the Athabasca Sandstone Basin east and west of Cree Lake in northern Saskatchewan. They are located anywhere from 280 km to 450 km northwest to northeast of the town of La Ronge. The most easterly property is 80 km northeast of the McArthur River Mine and the most westerly one is 60 km southeast of the former Cluff Lake Mine.

Name Of Property	North Latitude	West Longitude
Maybelle	58°00’	109°57’
Gartner Lake	57°50’	109°40’
R-Seven	57°50’	108°40’
Meanwell	57°35’	108°37’
Sandhill	57°29’	108°00’
Virgin River Trend North	58°00’	106°45’
Virgin River Trend South	57°07’	107°55’
Fleming	57°23’	106°52’
Bozo	57°33	105°39
Hoppy North	57°04’	104°50’
Hoppy South	57°58’	104°45’
Sheila	57°50	104°45’
Umpherville Lake	57°15’	104°15’
Umpherville West	57°54’	104°22’
Thorburn Lake	58°03’	104°21’

Accessibility, Climate, Infrastructure and Physiography

The properties are located 280 km to 450 km northwest and northeast of the town of La Ronge in northern Saskatchewan, Canada. La Ronge is serviced by scheduled commercial airlines and all-weather roads. The properties are situated 10km to 70km from all weather gravel roads leading from La Ronge to uranium mines and communities in Northern Saskatchewan.

The climate varies from -50°C in the winter to +30° in the summer. Freeze up begins in late October and breakup occurs in mid to late May. During the period of freeze up – from December to April – accessibility in the area is enhanced by frozen muskegs and lakes.

Access to the properties is normally via float-plane or ski-equipped aircraft or helicopter. The area can also be reached via winter roads which branch off the gravel roads noted above.

The topography of the area is typical of the Canadian Shield in northern Saskatchewan. Low rounded hills, ridges drumlins and eskers are common, with lakes and muskegs occupying the intervening lowlands. Local relief is less than 50 metres. The elevation is approximately 510m ASL. The area has been glacially scoured, with ice movement from the northeast to southwest. Lakes are often aligned with faults and major structural lineaments. Outcrop exposure is poor and most of the area is covered by glacial drift consisting of morainal and glacio-lacustrine material. The area has mixed stands of jack pine, black spruce (minor trembling aspen and paper birch) with tamarack, willows and alders present in the low wet areas.

History

Dejour’s Properties are situated along the southern and eastern margins of the Athabasca Basin. The Athabasca Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade type of uranium deposit along the eastern edge of the Basin at Rabbit Lake. This marked the beginning of the uranium exploration boom in the Athabasca Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca –basement contact.

The basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved were Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling. The majority of the work was carried out on the east side of the basin. The exploration work carried out to date on and in the vicinity of Dejour’s has not been exhaustive. New and improved exploration technologies which have been successful in defining anomalies elsewhere In the Athabasca Basin have not been used on Dejour’s properties.

Property Geology

The Dejour properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasaca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the Sandstone varies considerably from property to property. On the Virgin River Trend South property the sandstone has been completely eroded, on the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen properties the sandstone is 100 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle and Gartner properties on the very west side of the Athabasca Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour properties the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization.

2005 Activities

After acquiring claims and permits in 2004 and the first quarter of 2005, Dejour initially concentrated on compiling the historical uranium exploration data. This was done in order to properly assess the work that had been done on the properties so as to determine how best to follow up existing anomalies and to determine which exploration techniques should be used to further explore the properties.

Seven of Dejour’s properties were then flown with state of the art Geotem 1000 (1969 line kilometres) and Megatem II (5395 line km) electromagnetic systems in order to define basement graphitic horizons.

The airborne EM surveys were successful in confirming and extending known anomalies and also identified horizons not previously detected by earlier lower powered surveys. As a result of the information a total of 18 additional claims comprising 60,129 hectares (148,581 acres) were staked to cover the new airborne anomalies. A total of 250 kilometres of EM anomalies have now been defined on Dejour properties.

Dejour completed lithogeochemical sampling of sandstone boulders on the Virgin Trend North and Fleming properties. The sampling confirmed and extended the boron and clay alteration anomaly at the south end of the Virgin Trend property. The results on the Fleming property showed erratic anomalous samples and more sampling may be required. Similar lithogeochemical anomalies are known in the vicinity of uranium mineralization in the eastern part of the Basin.

Activities During the Period January 1, 2006 thru March 31, 2006

The Company contracted with an independent drilling company to carry out 5,000 metres of drilling to test targets on the Company’s R-Seven, Meanwell Lake and Sand Hill Lake properties. The helicopter supported drilling program is expected to finish in June 2006. The Company is presently preparing for a summer exploration program.

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect). The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres. During December 2005 the operator commenced drilling operations on a test well drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)]. The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic. As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”). The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres. The operator commenced drilling operations on a test well in November 2005.

The Company paid acquisition costs representing the Company’s 10% interest which included payment for leasehold interests, brokerage and prospect development. In the initial well the Company will pay 13.33333% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)]. The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

Alberta Oil & Gas Joint Venture

Commencing April 1, 2006 the Company entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, left his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin. The Joint Venture is owned and will be funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Retamco Project

The Company entered into a conditional Letter of Intent with Retamco Operating Co., a private Texas corporation, to acquire an interest in oil & gas leases located in the Piceance and Uintah Basins respectively in the States of Colorado and Utah.  This agreement is subject to regulatory approval.

These are both Resource Prospects and a deeper Overthrust Prospect consisting of over 250,000 gross acres. The Company will retain a minimum net 25% working interest in the Resource Prospects and a minimum net 12.5% working interest in the Overthrust Prospect.

The Company has committed to pay to Retamco, on closing, a payment in the amount of USD $5.0 million, issue a promissory note in the amount of USD $5.0 million maturing December 31, 2006 and issue no fewer than 5.5 million common shares of the Company.

The Company is planning to conclude this acquisition during the summer of 2006.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 12/31/2005, and 12/31/2004 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2003, Dejour raised $200,000 through the sale of shares.

During Fiscal 2004, Dejour raised $1,950,000 in gross proceeds through the sale of shares.

During Fiscal 2005, Dejour raised $15,506,433 in gross proceeds through the sale of shares.

Dejour was involved in a reactivation process during Fiscal 2004 as described in ITEM 4. INFORMATION ON THE COMPANY. During Fiscal 2005, Dejour obtained interests in mineral properties located in the both Athabasca Basin of Canada and in the United States as described earlier in this document in ITEM 4.D. Property, Plant and Equipment.

Results of Operations

Fiscal 2005 Ended 12/31/2005 vs. fiscal 2004 ended 12/31/2004

The Company’s net loss for the year ended December 31, 2005 was $1,611,919, or $0.06 per share, compared to a net loss of $392,099, or $0.04 per share in the year ended December 31, 2004.

Interest income of $99,530 in 2005 was due to a higher cash balance derived from equity financings completed during 2005.  In 2004 no interest income was earned.

Investor relations expenses in 2005 were $626,686, as compared to $12,753 in 2004. The Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange in November 2004, and therefore 2004 investor relations expenses were small. In 2005, the Company incurred trade shows, travel and newsletter printing costs to broaden the Company’s shareholders’ base and to better communicate the Company’s business plan to potential investors.

In 2005, the Company had been actively looking for projects that would add to shareholder value. Due to significantly increased business activities, management and consulting fees rose to $454,410 in 2005 from $67,434 in 2004. During 2005, the Company moved to a larger office premise to accommodate more staff. As a result, office and general expenses also increased to $206,740 in 2005 from $25,769 in 2004. Rent also increased to $126,718 in 2005 from $13,081 in 2004.

Regulatory filing fees increased to $150,474 in 2005 from $30,991 in 2004. The Company incurred a one-time cost to list the Company’s shares on the Frankfurt Stock Exchange and registered with the Securities Exchange Commission (SEC) as a foreign private issuer.

The granting and vesting of stock options during 2005 resulted in non-cash stock-based compensation expenses of $308,434, compared to $6,131 in 2004.

In February 2005, the Company renounced $1,050,000 of Canadian Exploration Expenditures (“CEEs”) to investors. The Company had previously unknot recognized future income tax assets related to losses carried forward and which were available be applied against taxable income in future years. Under Canadian generally accepted accounting principles, the Company’s previously unrecognized future income tax assets were offset against future income tax liabilities resulting from the renunciation of CEEs. This resulted in a future income tax recovery of $366,135 in 2005.

In 2005, the Company capitalized $1,228,013 in oil & gas exploration expenditures and $2,197,139 in uranium exploration expenditures.

Fiscal 2004 Ended 12/31/2004 vs. Fiscal 2003 Ended 12/31/2003

Dejour had no income during the fiscal year ended 12/31/2004 and minimal income during the fiscal year ended 12/31/2003. Interest from bank deposits for the year ended 12/31/2003 was $465.

The Company’s net loss for the year ended December 31, 2004 was ($392,099) or ($0.04) per share, compared to a net loss of ($76,425) or ($0.02) per share for the year ended December 31, 2003.

During 2004, management successfully reactivated the Company from inactive to Tier 2 Company status at the TSX Venture Exchange. To fund its reactivation efforts, the Company arranged an interim $250,000 bridge loan with Hodgkinson Equity Corporation, a private company wholly owned by Robert Hodgkinson an officer and director of Dejour. The Company paid interest of $2,082 in cash and 200,000 common shares valued at $50,000 as consideration for the bridge loan. Therefore, interest and finance fees increased to $52,087 in 2004 from $15,074 in 2003.

In 2004, the Company completed a non-brokered private placement and raised gross proceeds of $1.95 million. The Company actively looked for projects during Fiscal 2004. As a result of these activities in 2004, management and consulting fees increased from $18,000 in 2003 to $53,942, and professional fees increased from $10,602 in 2003 to $53,942. Travel and investor relation expenses increased as well.

In 2004, the Company completed initial drilling on the Golden Prairie Prospect. The poor results obtained from this drilling resulted in the Company writing this property down to nominal carrying value.

Fiscal 2003 Ended 12/31/2003 vs. Fiscal 2002 Ended 12/31/2002

Dejour had no income during the fiscal year ended 12/31/2003 and 12/31/2002 with the exception of minimal interest on its bank deposits. For the year ended 12/31/2003, interest income was $62 and for the year ended 12/31/2002, interest income was $465.

Dejour’s net loss for the year ended December 31, 2003 was ($76,425) or ($0.02) per share, compared to a net loss of ($221,118) or ($0.109) for the year ended 12/31/2002.

The decrease in the net loss for the year ended 12/31/2003 as compared to the net loss for the year ended 12/31/2002 was the result of lower expenses as disclosed below. Dejour wrote off a loan receivable in the amount of $80,000 during the year ended 12/31/2002 and also wrote off the Turtle Bayou oil and gas property in the amount of $12,614 during that year. The loan, which was written off, was to iSecuritas as disclosed in ITEM 4.B BUSINESS OVERVIEW, Historical Corporate Development. The Turtle Bayou oil and gas property was written off because of poor exploratory drilling results.

The only activities that Dejour was involved in during the year ended December 31, 2002 consisted of efforts to regain an active status on the Canadian Venture Exchange. These efforts consisted of raising capital and searching for mineral properties in which it could acquire an interest and subsequently explore. The fund raising efforts consisted of a private placement, which raised $99,900. No mineral properties were acquired during this time.

These activities continued during the year ended 12/31/2003. During this time, Dejour completed one private placement, raising $200,000 and settled debt in the amount of $523,092 through the issuance of common shares. (Disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.)

Expenses associated with these efforts were $150,731 during the year ended 12/31/2002 and were $100,431 during the year ended 12/31/2003. The decrease of $50,300 was due to a decrease in the interest on long-term debt in the amount of approximately $20,000; a decrease in travel and accommodations in the amount of $6,672; a decrease in management fees in the amount of $11,500; and, a decrease in professional and consulting fees of approximately $27,000.

The decrease in the interest on long-term debt was the result of the debt being retired by the issuance of common shares for debt as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

The decrease in management fees and also professional and consulting fees resulted from the fact that the Company spent more effort on raising funds than it did on examining potential mineral property acquisitions. Higher professional and consulting fees occur during periods of property investigation, as do higher management fees.

Travel expenses went down simply because management of Dejour did not visit many locations of potential property investments.

Liquidity and Capital Resources

Fiscal 2005 Ended 12/31/2005

As at 12/31/2005, Dejour had working capital of $12,167,334 as compared to working capital of $1,579,739 at 12/31/2004. The increase in working capital of $10,587,595 was because of the successful completion of private placements which closed during the period January 1, 2005 thru December 31, 2005. Cash and cash equivalents of $12,387,314 represented the majority of the current asset position at 12/31/2005 and the current liabilities of $312,222 were simply debts incurred in the normal course of business such as monthly rent, current amounts owing for property investigation costs, regulatory and filing fees and travel. None of these liability accounts were past due and were paid as agreed.

During the year ended 12/31/2005, Dejour issued 23,220,827 common shares for gross proceeds of $15,794,010. All of these shares were issued pursuant to the private placements, shares issued for services, and the exercise of share purchase options and share purchase warrants disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the year ended 12/31/2005 was ($1,438,826) including the net loss for the fiscal year of ($1,611,919). The adjustments in the category of items not affecting cash for the fiscal year were $14,713 for amortization; $308,434 which was paid in non-cash compensation resulting from the issuance of stock options. $9,200 in non-cash consulting fees; and, ($366,135) for future income tax recovery. The future income tax recovery occurred as a result of the renunciation of flow-through shares.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis. The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

The Company granted 2,606,192 stock options to directors and consultants during the year ended 12/31/2005 as compared to 950,000 stock options during the year ended 12/31/2004.

Cash Used for Investing Activities during the year ended 12/31/2005 totaled ($3,551,508) which consisted of expenditures on Dejour’s mineral properties and the purchase of furniture and equipment. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2005, Ended 12/31/2005 vs. Fiscal 2004, Ended 12/31/2004.

Cash Provided by Financing Activities during Fiscal 2005 was $15,784,810 and consisted of the cash received for the issuance of common shares as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Fiscal 2004 Ended 12/31/2004

As at 12/31/2004, Dejour had working capital of $1,579,739 as compared to working capital of $118,948 at 12/31/2003. The increase in working capital of $1,460,791 was because of the successful completion of private placements in December 2004. Cash and cash equivalents of $1,592,838 represented the majority of the current asset position at 12/31/2004 and the current liabilities of $51,099 were simply debts incurred in the normal course of business such as monthly rent, current amounts owing for property investigation costs, regulatory and filing fees and travel. None of these liability accounts were past due and were paid as agreed.

During the year ended 12/31/2004, the Company issued 6,000,000 common shares for gross proceeds of $1,950,000. All of these shares were issued pursuant to the private placement disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the year ended 12/31/2004 was ($231,807) including the net loss for the fiscal year of ($392,099). The adjustments in the category of items not affecting cash for the fiscal year were a non-cash finance fee of $50,000 which was paid in stock to Robert Hodgkinson for his loan to the Company and $102,016 which involved the impairment of the oil and gas property located in Louisiana. Disclosure pertaining to these two items is found in ITEM 4D. PROPERTY, PLANT AND EQUIPMENT.

Stock based compensation was recorded in the amount of $6,131 for the year ended 12/31/2003 as opposed to nil for the year ended 12/31/2003.

Effective January 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, Stock-based compensation and other stock-based payments, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after January 1, 2003, on a prospective basis. The standard requires that all new or altered stock based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by employees on the exercise of the options is credited to share capital.

The Company granted 950,000 stock options to directors and employees during the year ended 12/31/2004. No options were granted or outstanding during the year ended 12/31/2003.

Cash Used for Investing Activities during the year ended 12/31/2004 totaled ($102,017) which consisted of expenditures on Dejour’s mineral properties. All of these funds were associated with the Golden Prairie Prospect. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2004, Ended 12/31/2004 vs. Fiscal 2003, Ended 12/31/2003).

Cash Provided by Financing Activities during Fiscal 2004 was $1,796,760 and consisted of the cash received for the issuance of common shares as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

US GAAP Reconciliation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and acquisition costs are capitalized.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  However, SEC staff has indicated that their interpretation of US GAAP requires mineral exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R) provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

To December 31, 2005, the Company only granted stock options to consultants and did not grant any stock options to employees.

(c) Income Taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d) Flow-through Shares

Under Canadian GAAP, future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company in connection with the issuance of flow-through common shares are recorded as a reduction of share capital at the time of renunciation. Under US GAAP, the cost of the renounced expenditures is recorded as a liability and reduction of share capital on issuance of the flow through shares. Under Canadian GAAP, the amount of this reduction is measured as the tax effected value of the renounced expenditures while under US GAAP, the amount of this reduction is measured by comparison of the flow-through common share price versus the fair value of the Company’s ordinary common shares.

(e) Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2005, 2004 and 2003 comprehensive loss equals the loss for the year.

(f) Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(g) Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications in clause (b) above.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company has adopted FIN No. 47 as of December 31, 2005. Adoption of this pronouncement did not have a significant effect on the 2005 financial statements and accordingly, did not result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. Management does not believe the adoption of this FSP will have a material impact on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2005 information with respect to the Company’s contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$212,108	$91,520	$120,588	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0
Total	$212,108	$91,520	$120,588	$0	$0

(1)

Operating Lease Obligations represent the office lease for the Company’s head office which expires on April 30, 2008.

Critical Accounting Policies

Please refer to Notes to the audited financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/1/2005

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Douglas W. Cannaday	President and Director	53	July 14, 2004 (Director) and December 15, 2004 (President)

Lloyd A. Clark	Director	74	February 7, 2005

Charles A. Hodgkinson	Director	53	October 31, 2003

Robert L. Hodgkinson (1)	CEO, Chairman and Director	56	May 18, 2004 (Director) and December 15, 2004 (Chairman and CEO)

Archibald J. Nesbitt (1)	Director	57	November 24, 2004

Mathew H. Wong	Corporate Secretary and Chief Financial Officer	31	July 14, 2004

Craig Sturrock (1)	Director	62	August 22, 2005

R. Marc Bustin	Director	54	August 30, 2005

 (1)    Member of Audit Committee

______________________________________________________________________________

Douglas W. Cannaday is the President, Chief Operating Officer and a Director of Dejour. He has been an officer since December 15, 2004 and a Director since July 14, 2004. He was the President of an unaffiliated public company, Uranium Power Corp., from 2002 until the end of 2003 when he became affiliated with Dejour. From 1999 until 2004, Mr. Cannaday also worked in Ecuador in the area of placer gold mining. During that time he was the President of Hampton Court Resources Ecuador S.A., a company located in the city of Quito. He has been working in the area of oil and gas exploration and production in both Canada and the United States for the past twenty-five years. He was an Officer and Director of Tod Mountain Development Ltd. Tod Mountain Resorts Ltd. from 1979 until 1992. This is a destination, four-season resort located in Kamloops, British Columbia which is known today as Sun Peaks Resort at Tod Mountain.

Lloyd A. Clark has been a Director of Dejour since February 7, 2005. Dr. Clark has been engaged as an independent Consulting Geological Engineer since 1985. Most of this work consists of general mineral exploration, applied geochemistry, ore deposit models, exploration project and deposit evaluations and compilations for mining companies.  From 1976 until 1984 he was the Chief Geologist and Exploration Manager for an unrelated public company called Cameco. From 1970 until 1976 he was the Senior Research Geologist and Chief of the Geochemical Research and Laboratory Division for Kennecott Exploration Inc., an unrelated public company at their Salt Lake City, Utah location. Dr. Clark received his PhD in Geology from McGill University and his MSc in Geology from the University of Saskatchewan.

Robert L. Hodgkinson has been a Director of Dejour since May 18, 2004 and the Chairman since December 16, 2004. He is the President of a private company called Hodgkinson Equities Corporation, which he established in 1988. His company provides consulting services to emerging businesses in the petroleum resource industry. These consulting services consist of assistance in the areas of administration and capital formation. Mr. Hodgkinson is also a Director of an unrelated private company call AADCO Automotive Inc. (www.aadco.com) AADCO Automotive Inc. is a private company located in Ontario, Canada that is involved in recycling used automobile parts. He is also the Chief Executive Officer of an unrelated closely held corporation called Ocean Biosource Inc., a manufacturer of powdered specialty fish proteins with operation based in Ensenada, Mexico. (www.oceanbiosource.com) In 1989 he founded an oil/gas exploration company called Optima Petroleum Corp. This company was engaged in exploration, development and production of oil and gas. It grew to participation in over 120 wells with revenues in the range of U.S. $100 million. The company is now based in LaFayette, Louisiana and is called Petroquest Energy. (www.petroquestenergy.com)

Archibald J. Nesbitt: Mr. Nesbitt holds an LLB from the University of Western Ontario, and a B.Comm. from Queens University. Mr. Nesbitt’s career in the resource business began with the formation of a prospecting syndicate with his late father John C. Nesbitt in 1966, focusing on the exploration for uranium near Uranium City, Saskatchewan, where 20 years prior, John C. Nesbitt had discovered the Nesbitt Labine and Gunnar Uranium mines.

Mathew H. Wong has been Corporate Secretary and Chief Financial Officer of Dejour since July 14, 2004. Mr. Wong holds the designations of Chartered Financial Analyst (CFA); Certified Public Accountant (CPA) and Chartered Account (CA). He received his Bachelor of Commerce degree in Accounting from the University of British Columbia in 1995. From 1995 until 1998 he was employed by Ernst & Young LLP in their Vancouver, British Columbia office as a Senior Staff Accountant and then as an Analyst for Ernst & Young Corporate Finance Inc. From 2001 until 2004 he was Corporate Accounting Manager for Mitsubishi Canada Limited. At Mitsubishi he managed the accounting functions including, financial statement closings, variance analysis and budgeting for three offices which had over $750 million in sales. His responsibilities at Dejour, includes management of all accounting functions and supervising all regulatory filings in Canada.

Craig Sturrock has been a member of the Board of Directors since August 22, 2005. He has been a tax attorney since 1971 and is a partner at Thorsteinssons LLP, a law firm located in Vancouver, British Columbia. His practice focuses on civil and criminal tax litigation.

R. Marc Bustin has been a member of the Board of Directors since August 30, 2005. He is a professor of petroleum and coal geology in the Department of Earth Sciences at the University of British Columbia.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 12/31/2005 was $286,836, paid to Mathew H. Wong ($64,480); Douglas W. Cannaday ($122,356); and, Robert Hodgkinson ($100,000).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Base Consulting Fees ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Robert L. Hodgkinson, Chief Executive Officer	2005 2004 2003	$100,000	Nil Nil Nil	Nil Nil Nil	444,192 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Mathew H. Wong, Chief Financial Officer	2005 2004 2003	$64,480 $14,030	Nil Nil Nil	Nil Nil Nil	50,000 150,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Douglas W. Cannaday, President and Chief Operating Officer	2005 2004 2003	$122,356$22,500	Nil Nil Nil	Nil Nil Nil	50,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Table No. 7

Stock Option Grants in Fiscal 2004 Ended 12/31/2004, Fiscal 2005 Ended 12/31/2005 and Fiscal 2006 thru 6/1/2006

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
D. Cannaday	150,000	16%	$0.275	11/24/2004	10/31/2009	$0.275
	150,000	28%	$0.550	02/09/2005	02/08/2008	$0.550
	200,000	100%	$0.600	09/07/2005	04/01/2007	$0.600
	250,000	7%	$2.100	04/30/2006	04/30/2009	$2.100

L. Clark	50,000	5%	$0.275	11/24/2004	10/31/2009	$0.275
	100,000	19%	$0.550	02/09/2005	02/08/2008	$0.550
	100,000	7%	$2.100	04/30/2006	04/30/2009	$2.100

C. Hodgkinson	100,000	11%	$0.275	11/24/2004	10/31/2009	$0.275

R. Hodgkinson	94,192	17%	$0.550	02/09/2005	02/08/2008	$0.550
	350,000	41%	$0.600	08/26/2005	08/31/2008	$0.600
	250,000	19%	$2.100	04/30/2006	04/30/2009	$2.100

A. Nesbitt	100,000	11%	$0.275	11/24/2004	10/31/2009	$0.275
	100,000	7%	$2.100	04/30/2006	04/30/2009	$2.100

M. Wong	150,000	16%	$0.275	11/24/2004	10/31/2009	$0.275
	50,000	9%	$0.550	02/09/2005	02/08/2008	$0.550
	100,000	7%	$2.100	04/30/2006	04/30/2009	$2.100

Craig Sturrock	100,000	12%	$0.600	08/26/2005	08/31/2008	$0.600
	25,000	2%	$2.100	04/30/2006	04/30/2009	$2.100

R. Marc Bustin	100,000	12%	$0.600	08/26/2005	08/31/2008	$0.600
	50,000	3.5%	$2.100	04/30/2006	04/30/2009	$2.100

Consultants	400,000	42%	$0.275	11/24/2004	10/31/2009	$0.275
	175,000	6%	$0.550	02/09/2005	02/08/2008	$0.550
	67,118	100%	$0.660	04/15/2005	03/15/2008	$0.660
	457,882	100%	$0.550	07/15/2005	07/15/2008	$0.580
	310,000	35%	$0.600	08/26/2005	08/31/2008	$0.600
	200,000	100%	$0.600	09/28/2005	04/01/2007	$0.600
	100,000	100%	$0.600	09/28/2005	09/30/2008	$0.600
	100,000	100%	$0.900	10/15/2005	04/01/2007	$0.900
	52,000	100%	$0.900	11/01/2005	10/31/2008	$0.900
	100,000	100%	$1.250	01/24/2006	07/31/2007	$1.250
	200,000	100%	$1.400	03/03/2006	04/01/2009	$1.400
	50,000	100%	$1.400	03/03/2006	04/01/2007	$1.400
	475,000	39%	$2.100	04/30/2006	04/30/2009	$2.100

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2004 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005 and YTD Fiscal 2006 (as of 6/2/2006)

Fiscal Year-end Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at 6/1/2006 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 6/1/2006 Exercisable/Unexercisable

R. Hodgkinson	204,192	$430,267.00	10,055/654,945	$12,669/$280,981
Lloyd Clark	39,000	$21,400.00	25,132/185,868	$33,995/$115,765
Mathew Wong	25,000	$27,875.00	63,231/211,769	$91,330/$163,545

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  4,306,192 stock options have been granted and 268,192 were exercised during Fiscal 2005 and thru 6/1/2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration The Company has management contracts with the following Named Executive Officers or the companies controlled by the Named Executive Officers:

Named Executive Officer	Annual Base Consulting Fees	Compensation Package on Termination of Contract, other that for termination with cause.

Robert Hodgkinson	$126,000	2 times annual base consulting fee.
Mathew Wong	$99,000	1 times annual base consulting fee.
Douglas Cannaday	$126,000	2 times annual base consulting fee.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Robert Hodgkinson, Archibald Nesbitt and Craig Sturrock.  The Audit Committee met once during the year ended 12/31/2005.

6.D.  Employees

As of 6/1/2006, the Company had no employees, but only independent contractors.

6.E.  Share Ownership

Table No. 7 lists, as of 5/31/2006, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Douglas W. Cannaday	(1)	1,403,313	3%
Common	Lloyd A. Clark	(2)	267,500	>1%
Common	Robert L. Hodgkinson	(3)	4,440,000	10%
Common	Craig Sturrock	(4)	275,000	<1%
Common	Marc Bustin	(5)	225,000	<1%
Common	Archibald J. Nesbitt	(6)	304,500	<1%
Common	Mathew H. Wong	(7)	342,509	<1%
	Total Directors/Management 5% Holders		6,767,822	14%

(1)

Of these shares, 750,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(2)

Of these shares, 211,000; are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 490,000 are represented by currently granted share purchase options and 50,000 are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 125,000 are represented by currently granted share purchase options; and 50,000 are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 2100,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 200,000 are represented by currently granted share purchase options and none are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 275,000 are represented by currently granted share purchase options and 322 are represented by currently exercisable share purchase warrants.

# Based on 46,010,673 shares outstanding as of 3/31/2006

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on 6/2/2006. (A copy of the Company’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Company.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Company or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Company; (c) any other person or company engaged to provide ongoing consulting services for the Company or any entity controlled by the Company or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Company must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Company or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Company shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Company, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Company.  The Company shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Company’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Company shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Company to issue such shares shall terminate and any option exercise price paid to the Company shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of five years from grant date;

(c)

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d)

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f)

options to acquire no more than 10% of the issued shares of the Company may be granted to any insiders in any 12-month period;

(g)

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(i)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Company on any stock exchange on which the shares are listed or dealing network on which the shares of the Company trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/31/2006, as well as the number of options granted independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

D. Cannaday	150,000	$0.275	11/24/2004	10/31/2009
	150,000	$0.550	02/09/2005	02/08/2008
	200,000	$0.600	09/07/2005	09/30/2008
	250,000	$2.100	04/30/2006	04/30/2009

L. Clark	36,000	$0.275	11/24/2004	10/31/2009
	75,000	$0.550	02/05/2005	02/08/2008
	100,000	$2.100	04/30/2006	04/30/2009

A. Nesbitt	100,000	$0.275	11/24/2004	10/31/2009
	100,000	$2.100	04/30/2006	04/30/2009

M. Wong	125,000	$0.275	11/24/2004	10/31/2009
	50,000	$0.550	02/09/2005	02/08/2008
	100,000	$2.100	04/30/2006	04/30/2009

R. Hodgkinson	65,000	$0.550	02/09/2005	02/08/2008
	175,000	$0.600	08/26/2005	08/31/2008
	250,000	$2.100	04/30/2006	04/30/2009

R. Marc Bustin	100,000	$0.600	08/31/2005	08/31/2008
	50,000	$2.100	04/30/2006	04/30/2009

C. Sturrock	100,000	$0.600	08/26/2005	08/31/2008
	25,000	$2.100	04/30/2006	04/30/2009

Consultants	298,630	$0.275	11/24/2004	10/31/2009
	150,000	$0.550	02/09/2005	02/08/2008
	58,728	$0.660	04/15/2005	03/31/2008
	345,142	$0.550	07/15/2005	07/15/2008
	310,000	$0.600	08/26/2005	08/31/2008
	200,000	$0.650	09/28/2005	04/01/2007
	100,000	$0.600	09/28/2005	09/30/2008
	100,000	$0.900	10/15/2005	04/01/2007
	45,833	$0.900	11/01/2005	10/31/2008
	100,000	$1.250	01/24/2006	07/31/2007
	200,000	$1.400	03/03/2006	04/01/2009
	50,000	$1.400	03/03/2006	07/31/2007
	475,000	$2.100	04/30/2006	04/30/2009

Total Officers/Directors	2,201,000
Total Consultants	2,433,333
Total Outstanding	4,634,333

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 4/24/2006, the Company’s shareholders’ list showed 49,072,984 common shares outstanding and 731 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 1,022 holders of record" resident in Canada, holding 42,072,984 common shares; 105 “holders of record" resident in the USA, holding 6,431,976 common shares; and, 31 holders of record resident elsewhere holding 1,387,976 common shares.

7.A.3.  Control of the Company  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

During 2005, the Company reimbursed $156,994 (2004 - $29,250; 2003 - nil) to a private company controlled by Robert Hodgkinson, the Chairman and CEO of the Company, for certain out of pocket expenditures in connection with the Company’s oil and gas and uranium exploration activities. In addition during 2005, the Company incurred $100,000 in fees (2004 – nil; 2003 – nil) and $35,243 (2004 - $25,605; 2003 – nil) in expense reimbursements to this private company. At December 31, 2005 $21,724 (2004 - $6,059) is owing to this company and is included in accounts payable.

b)

During 2005, the Company paid $57,350 (2004 – nil; 2003 – nil) to a private company controlled by Robert Hodgkinson, Chairman and CEO, as consideration for the acquisition of certain furniture and equipment.

c)

During 2004, the Company paid interest of $2,082 in cash and 200,000 shares valued at $50,000 to a private company controlled by Robert Hodgkinson, Chairman and CEO, as consideration for a $250,000 bridge loan.

d)

During 2004, the Company incurred $8,000 (2003 $20,500) in fees to private companies controlled by Sean McGrath, a former director of the Company.

e)

The Company incurred $64,480 (2004 $14,030; 2003 - nil) in fees and $2,030 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by Mathew Wong, an officer and Chief Financial Officer of the Company.

f)

The Company incurred $122,365 (2004 $22,500) in fees and $29,447 in expense reimbursements to a private company controlled by Douglas Cannaday, the President and director of Dejour.

g)

The Company incurred $27,732 in fees and $2,873 in expense reimbursements to director and a private company controlled by a director.  These directors are Lloyd Clark and Archibald Nesbitt.

h)

As at December 31, 2004 $30,000 advanced to a private company controlled by Douglas Cannaday, President and director, for costs to be incurred on behalf of the Company is included in prepaids and other.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Audit Fees

The Company paid audit fees of $13,000 and $11,000 to Dale Matheson Carr-Hilton LaBonte, Chartered Accounts during the years ended 12/31/2005 and 12/31/2004, respectively.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 12/31/2005, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Dale Matheson Carr-Hilton Labonte, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2005 Ended December 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

Subsequent to the end of the fiscal year ended December 31, 2005, the Company has completed several private placements. In March 2006, the Company completed two private placements; In the first, the Company issued 5,300,000 flow-through common shares at $1.50 per share for gross proceeds of $7,950,000. In the second, the Company issued 683,333 units at $1.50 per unit, with each unit consisting of one common share and one-half of a common share purchase warrant with each whole warrant exercisable at $1.65 before December 31, 2007. Gross proceeds were $1,025,000 from the placement of the units. $45,000 cash and 41,000 warrants exercisable at $1.65 per share before December 31, 2007 were paid as finders’ fees.

In May 2006, the Company completed the private placement of 2,103,333 common share units at a price of $1.50 per unit. Each unit consists of one common share and one-half of a common share purchase warrant, with each whole warrant exercisable into one common share at $1.65 before December 31, 2007. As finders’ fees, the Company paid $138,150 cash and issued 91,500 warrants exercisable at $1.65 per share before December 31, 2007.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the symbol "DJE".  The Company applied for listing on the TSX Venture Exchange and began trading on the TSX Venture Exchange on 07/13/2001.

Table No. 13 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last nine fiscal quarters, and last five fiscal years.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month ended 12/31/2005	$1.070	$0.940
Month ended 01/31/2006	$1.470	$0.990
Month ended 02/28/2006	$1.650	$1.200
Month ended 03/31/2006	$2.560	$1.270
Month ended 04/30/2006	$2.830	$1.920
Month ended 05/31/2006	$2.510	$1.560

Fiscal Year Ended 12/31/2005	$1.070	$0.410
Fiscal Year Ended 12/31/2004	$0.500	$0.210
Fiscal Year Ended 12/31/2003	$0.330	$0.110
Fiscal Year Ended 12/31/2002	No Trades	No Trades
Fiscal Year Ended 12/31/2001	No Trades	No Trades
Fiscal Year Ended 12/31/2000	No Trades	No Trades

Fiscal Quarter Ended 03/31/2006	$2.830	$1.270
Fiscal Quarter Ended 12/31/2005	$1.130	$$0.790
Fiscal Quarter Ended 09/30/2005	$0.860	$0.470
Fiscal Quarter Ended 06/30/2005	$0.690	$0.410
Fiscal Quarter Ended 03/31/2005	$1.000	$0.500
Fiscal Quarter Ended 12/31/2004	$0.620	$0.240
Fiscal Quarter Ended 09/30/2004	$0.280	$0.240
Fiscal Quarter Ended 06/30/2004	$0.270	$0.210
Fiscal Quarter Ended 03/31/2004	$0.315	$0.210
Fiscal Quarter Ended 12/31/2003	$0.330	$0.110
Fiscal Quarter Ended 09/30/2003	No Trades	No Trades
Fiscal Quarter Ended 06/30/2003	No Trades	No Trades
Fiscal Quarter Ended 03/31/2003	No Trades	No Trades

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common, First Preferred and Second Preferred Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of Dejour consists of three classes of shares: an unlimited number of common shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no Indentures or Agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia Canada V5K 1A1) is the registrar and transfer agent for the common shares.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 14 lists, as of 4/24/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of April 24, 2006, the Company was aware of 116 holders of its 9,208,556 share purchase warrants, 58 of whom were resident in Canada, 31 offshore and 32 in the United States.  These warrants were issued in conjunction with four private placements and Finders’ fees for total purchase of 27,281,089 common shares.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

Mar 05 and Oct 05	6,595,198	5,114,197	$0.80	Mar 17, 07
Dec 05	2,662,451	2,109,826	$1.10	Dec 14, 07
Mar 06 and Apr 06	1,984,533	1,984,533	$1.65	Dec 31, 07

______________________________________________________________________________

As part of the private placement closed in March 2005, the Company issued 717,692 agent’s options.  The agents’ options are exercisable into units at a price of $0.70 per unit with each unit consisting on one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  As at April 24, 2006, 9,461 of agents’ options and 14,040 warrants exercisable at $0.85 were outstanding.

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2005, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2005 there were 39,016,789 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

As of 12/31/2004, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2004 there were 15,795,962 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2000	Private Placements (1)	10,000,000	$1,500,000
	Exercise of Warrants (1)	2,882,000	$576,400
	Investment in Securities (2)	2,000,000	$1,080,000
Fiscal 2001	None
Fiscal 2002	Private Placement (3)	1,480,000	$99,900
Fiscal 2003	Private Placement (4)	2,000,000	$200,000
	Shares Issued for Settlement of Debt (5)	5,230,925	$523,092
Fiscal 2004	Private Placement (6)	6,000,000	$1,796,760
	For bridge loan financing fee (7)	200,000	$50,000
Fiscal 2005	Private Placement (8)	8,076,923	$5,249,999
	Private Placement (9)	1,000,000	$500,000
	Private Placement (10)	650,000	$325,000
	Private Placement (11)	4,500,000	$2,914,808
	Private Placement (12)	6,617,500	$6,516,626
1st Quarter, March 2006	Private Placement (13)	5,300,000	$7,950,000
	Private Placement (14)	2,783,333	$4,175,000
	Exercise of share purchase warrants (15)	897,884	$898,598
	Exercise of share purchase options	112,667	$70,962

(1)

During the year ended December 31, 2000, Dejour completed two private placements. Each private placement consisted of 5,000,000 units and each unit consisted of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at a price of $0.20. During the year, 2,882,000 common share purchase warrants from the first private placement were exercised and the remaining 2,118,000 expired. The 5,000,000 common share purchase warrants from the second private placement expired in December 2001.

(2)

On December 14, 2000, Dejour announced that it had completed the purchase of 786,190 common shares of a company called Instantdocuments.com, Inc. Dejour paid for these shares by issuing 2,000,000 of its common stock, which had a deemed value of $1,080,000. (Dejour subsequently wrote off its entire interest in Instantdocuments.com, Inc. as disclosed later in this document.)

(3)

In January 2002, Dejour completed a private placement of 1,480,000 units at a price of $0.675 per unit for total proceeds of $99,900. Each unit consisted of one common share and one share purchase warrant which entitled the holder to purchase one additional common share at a price of $0.10 per share. All of these share purchase warrants expired without being converted into common shares.

(4)

In October 2003, Dejour completed a private placement of 2,000,000 common shares at a price of $0.10 per common share.

(5)

In October 2003, management negotiated shares for debt settlements with a majority of the Company's debt holders and creditors. The policies of the TSX Venture Exchange required disinterested shareholder approval for a shares for debt settlement, which may result in the creation of a new control position. The Company negotiated a shares for debt settlement of $523,093 in debt at a price of $0.10 for each post-consolidated share issued for an aggregate share issuance of 5,230,925 post-consolidation shares. The shares for debt transaction was approved by disinterested shareholders at the annual meeting held on May 5, 2003 and was subsequently also approved by the TSX Venture Exchange.

(6)

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common shares units at $0.30 per unit. Each unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005. As at December 31, 2004, 1,500,000 share purchase warrants were outstanding. Proceeds from the exercises of flow-through warrants can only be spent on Canadian Exploration Expenditures (“CEE”), as defined in the Income Tax Act. Net proceeds from the issuance of flow-through common shares were $966,000, after a finder’s fee of $84,000. Net proceeds from the issuance of common share units were $830,760, after a finder’s fee of $69,240.  The shares issued in this private placement had a hold period until April 18, 2005.

(7)

In December 2004, Dejour issued 200,000 shares at a deemed value of $0.25 to a company controlled by Robert Hodgkinson, the Chairman of the Company, as part of the consideration for a $250,000 bridge loan that he made to the Company.  The shares issued had a hold period until April 8, 2005.

(8)

In March 2005, pursuant to the terms of this private placement, 8,076,923 units (the “Units”) were sold to subscribers at a price of $0.65 cents per Unit. Each Unit consists of one common share and one half of one transferable common share purchase warrant (each whole share purchase warrant, a “Warrant”). Each Warrant is exercisable into one additional common share of the Corporation at an exercise price of $0.80 per common share until March 17, 2007.  The Agent was paid a commission in a combination of cash and 174,253 Units, totaling 7.0% of the gross commission eligible proceeds raised. The Agent has also received a corporate finance fee in a combination of cash and 11,538 Units totaling $16,050. In addition, the Agent has received compensation options to purchase up to 717,692 Units at $0.70 per unit. Each unit consists of one common share and one half of one non-transferable common share purchase warrant. Each whole warrant will be exercisable into one common share until March 17, 2007, at an exercise price of $0.85.

(9)

The shares issued thru this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing included $22,500 in cash and 200,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Woodstone Capital Inc. and Haywood Securities Inc.

(10)

The shares issued thru this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing consisted of $14,625 in cash and 50,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Rainwalker Management Ltd.

(11)

This private placement consisted of the sale of 4,500,000 units at a price of US$0.55 per unit for gross proceeds of Cdn$2,914,808. Each unit consisted of one common share and one half of one share purchase warrants with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007. In connection with this private placement the Company paid finders’ fees of $109,058; paid other costs of 419,582; and, issued 306,736 share purchase warrants to finders with each warrant being exercisable into a common share at a price of $0,80 per share until March 17, 2007.

(12)

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow through common shares at $1.05 per share for total gross proceeds of $6,516,625. Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007. In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007. The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity. Proceeds from the flow through common shares totaling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005. Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes. In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

(13)

This private placement consisted of the sale of 5,300,000 flow-through shares at a price of $1.50 per flow-through share.

(14)

This private placement consisted of the sale of 2,783,333 units at a price of $1.50 per unit. This private placement financing closed in two separate tranches. The first closed during the first fiscal period ended March 31, 2006 and the second closed on April 10, 2006. The first tranche raised $1,020,000 and the second tranche raised $3,155,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $1.65 per common share until December 31, 2007. For assistance in this private placement, the Company paid finders’ fees in the amount of $45,000 and issued the finders 41,000 common share purchase warrants which allow the holders to purchase one additional common share at a price of $1.65 until December 31, 2007.

(15)

These share purchase warrants were associated with prior private placement financings.

____________________  ________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

Dejour Enterprises Ltd. (“Dejour or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the Company changed its name to “Dejour Enterprises Ltd.”. At the Company’s Annual General held on June 3, 2005, shareholders approved the continuance of the Company from the Province of Ontario to the Province of British Columbia and adopted new Articles under the Business Corporations Act (British Columbia) (the “New Act”).

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the New Act.

Article 16 of the Company’s articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the New Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Article 18 details the proceedings of directors. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to a majority of the directors. If the number of directors is set at one, it quorum is deemed to be one director.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions as they deem appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, or grant a security in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a)

is or was a director, alternate director, officer, employee or agent of the Company;

b)

is or was a director, alternate director, officer employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the New Act, the Company may alter its authorized share structure by directors’ resolution or ordinary resolution, in each case determined by the directors, to:

(a)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class or shares with par value;

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

by ordinary resolution otherwise alter its share or authorized share structure.

Subject to Article 9.2 and the New Act, the Company may:

(1)

by directors’ resolution or ordinary resolution, in each case determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued, or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)

by special resolution of the shareholders of the class or series affected, do any of the acts in 91) above if any of the shares of the class or series of shares have been issued.

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

The directors may, whenever they think fit, call a meeting of shareholders. An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s new articles is filed as an exhibit to this Form 20-F Annual Report.

10.C.  Material Contracts

The Company has 6 consulting agreements and an office lease agreement currently in effect. Copies of all the material contracts have been previously filed as exhibits to the Company’s 20-F Registration Statement and is available on the Securities and Exchange Commission’s EDGAR site available at www.sec.gov.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditor for its financial statements for each of the preceding three years was Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report for Fiscal 2005/2004/2003 is included with the related financial statements in this Annual Report.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the officers concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of one member of Senior Management/Director and two independent Directors of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to designate a member of its Board as the “financial expert”.

ITEM 16B. CODE OF ETHICS

The Company has not adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards given its relatively small size. The Company’s officers and directors are subject to the laws of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies.  The Corporation has reviewed its own corporate governance practices and adopted its own guidelines for ethical conduct.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table details the fees paid by the Company to Dale Matheson Carr-Hilton Labonte, Independent Chartered Accountants, for professional services provided to the Company for fiscal years, 2005 and 2004, ended December 31.

	2005	2004
Audit Fees:
Audit Fees:	$ 13,000	$ 11,000
Audit Related Fees: (1)	$ 5,000	Nil
Tax Fees	Nil	Nil
Other Fees (2)	$ 2,000	Nil

Total Fees:	$ 37,000	$ 11,000

(1)

Audit Related fees are for reviewing the Company’s 20-F Registration Statement.

(2)

Other Fees are for participation in due diligence meeting for a private placement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE COMPANY/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Dale Matheson Carr-Hilton Labonte, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The report of Dale Matheson Carr-Hilton Labonte, Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report, dated April 13, 2006

Consolidated Balance Sheets at December 31, 2005 and 2004.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004, and 2003.

Consolidated Statements of Cash Flows for years ended December 31, 2005, 2004, and 2003.

Notes to Consolidated Financial Statements

(B) Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws……
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. List of Foreign Patents – N/A
5. Calculation of earnings per share – N/A
6. Explanation of calculation of ratios – N/A
7. List of Subsidiaries – N/A
8. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
9. Other Documents: Incorporated by reference to Form 20-F and Form 6-K

Signature Page

DEJOUR ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

#

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Dejour Enterprises Ltd.

We have audited the consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for independent auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company’s ability to continue as a going concern.  Our report to the shareholders dated April 13, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

“Dale Matheson Carr-Hilton LaBonte”

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 13, 2006

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(In Canadian $)	December 31, 2005	December 31, 2004

ASSETS

CURRENT
Cash and cash equivalents (Note 6)	$12,387,314	$ 1,592,838
Prepaids and other	92,242	38,000

	12,479,556	1,630,838

FURNITURE AND EQUIPMENT (Note 3)	111,643	-
RESOURCE PROPERTIES (Note 4)	3,425,154	2

	$16,016,353	$ 1,630,840

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 312,222	$ 51,099

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	18,190,174	2,726,819
CONTRIBUTED SURPLUS (Note 8)	279,085	6,131
DEFICIT	(2,765,128)	(1,153,209)

	15,704,131	1,579,741

	$16,016,353	$ 1,630,840

SUBSEQUENT EVENTS (Note 11)

Approved on behalf of the Board

“Robert Hodgkinson”	“Douglas Cannaday”
Robert Hodgkinson – Director	Douglas Cannaday – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian $)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

EXPENSES
Amortization	$ 14,713	$ -	$ -
Interest expense and finance fee	1,589	52,087	15,074
Investor relations	626,686	12,753	2,767
Management and consulting fees	454,410	67,434	18,000
Management and consulting fees - stock-based compensation (Note 7)	308,434	6,131	-
Office and general	206,740	25,769	19,765
Professional fees	34,636	53,942	10,602
Property investigation costs	91,834	10,430	-
Regulatory and filing fees	150,474	30,991	25,568
Rent	126,718	13,081	8,593
Travel and accommodation	61,350	17,465	-

	2,077,584	290,083	100,369

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(2,077,584)	(290,083)	(100,369)
Interest income	99,530	-	-
Write-off of resource properties	-	-	(1)
Impairment of oil and gas property (Note 4)	-	(102,016)	-
Debt forgiveness	-	-	23,945

LOSS BEFORE INCOME TAXES	(1,978,054)	(392,099)	(76,425)

FUTURE INCOME TAX RECOVERY (Notes 6 and 9)	366,135	-	-

NET LOSS FOR THE YEAR	(1,611,919)	(392,099)	(76,425)

DEFICIT, BEGINNING OF YEAR	(1,153,209)	(761,110)	(684,685)

DEFICIT, END OF YEAR	$(2,765,128)	$(1,153,209)	$ (761,110)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	25,611,539	9,856,071	3,791,411

BASIC AND DILUTED LOSS PER SHARE	$ (0.06)	$ (0.04)	$ (0.02)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian $)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$ (1,611,919)	$ (392,099)	$ (76,425)
Adjusted for items not involving cash:
- amortization	14,713	-	-
- debt forgiveness	-	-	(23,945)
- non-cash finance fee	-	50,000	-
- non-cash stock-based compensation	308,434	6,131	-
- non-cash consulting fees	9,200	-	-
- impairment of oil and gas property	-	102,016	-
- future income tax recovery	(366,135)	-	-
- write-off of resource property	-	-	1

	(1,645,707)	(233,952)	(100,369)
Net changes in non-cash working capital items	206,881	2,145	7,475

Net cash flows used in operating activities	(1,438,826)	(231,807)	(92,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and equipment	(126,356)	-	-
Resource properties expenditures	(3,425,152)	(102,017)	-

Net cash flows used in investing activities	(3,551,508)	(102,017)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	15,784,810	1,796,760	200,000

Net cash flows provided by financing activities	15,784,810	1,796,760	200,000

INCREASE IN CASH AND CASH EQUIVALENTS	10,794,476	1,462,936	107,106

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,592,838	129,902	22,796

CASH AND CASH EQUIVALENTS, END OF YEAR	$ 12,387,314	$ 1,592,838	$ 129,902

Supplementary Cash Flow Information – See Note 10

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 1- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

During 2004, the Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”) and is currently exploring and developing early stage energy projects with a focus on oil and gas and uranium.

As at December 31, 2004, the Company held interests in two oil and gas properties.  The Company had not yet determined if these properties contain economical reserves and accordingly, the Company recorded these properties at a nominal value.

During 2005 the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan and acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (Refer to Note 4).

The Company is in the business of resource property exploration and development.  The recoverability of amounts recorded for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof.  The financial statements have been prepared under the assumption that the Company is a going concern.  The ability of the Company to continue operations as a going concern is dependent ultimately upon attaining profitable operations from its resource property activities.  To date, the Company has not generated any revenues from these resource properties and will invest substantial funds in carrying out its planned exploration activities.  As a result, more losses are anticipated prior to the generation of any revenues.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as indicated in Note 13, they also comply, in all material respects, with United States generally accepted accounting principles. All amounts in these financial statements are expressed in Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Dejour.com Investment Corp. incorporated in Nevada.  All intercompany transactions are eliminated upon consolidation.

Resource Properties

Mineral properties:

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing. To date the Company has not recorded any asset retirement obligations for its mineral properties as no amounts are presently determinable.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect recoverable value.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Resource Properties (con’t)

Management evaluates each mineral interest on a reporting period basis or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

Oil and gas properties:

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.  Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis.  Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technology and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower of cost or estimated net realizable value of unproved properties.

Furniture and Equipment

Furniture and equipment are recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment	20%
Computer equipment	30%

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

Loss per Share

The Company uses the treasury stock method for the computation and disclosure of earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of options and warrants have been excluded as they are anti-dilutive.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the year.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring management’s estimates relate to the recoverability of the carrying value of the Company’s resource properties, future income tax effects and the determination of fair value of stock-based compensation.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine value until properties are in development or production as reserves have been determined.

Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on futures income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation to employees and consultants. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company has adopted the fair value based method for options granted or altered to non-employees and employees in fiscal years commencing on or after January 1, 2002. The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model

The Company has granted stock options to directors and employees as described in Note 7.  No options were granted or outstanding during 2003.

Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures.  The Company renounces the qualifying expenditures upon the issuance of the respective flow-through common shares and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company has adopted the recommendation by the Emerging Issues Committee (“EIC”) of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Risk Management

The Company is engaged primarily in mineral and oil and gas exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.  The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources.  When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

Impairment of long-lived assets

The CICA has issued CICA Handbook, section 3063, Impairment of long-lived assets which provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The guidance replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

Comparative Figures

Certain of the comparative figures have been restated to conform to the current year’s presentation.

NOTE 3 – FURNITURE AND EQUIPMENT

	2005	2004

Office furniture and equipment	$ 84,806	$ -
Computer equipment	41,550	-

	126,356	-
Less: accumulated amortization	(14,713)	-

	$ 111,643	$ -

NOTE 4 - RESOURCE PROPERTIES

Uranium Properties

In 2005, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  Amounts capitalized, by project, include staking costs, recording fees and exploration expenses shown as below:

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 4 - RESOURCE PROPERTIES (con’t)

Uranium Properties (con’t)

	December 31, 2004	Acquisition Cost	Exploration & Development	December 31, 2005

Bozo	$ -	1,604	$ 1,694	$ 3,298
Fleming Island	-	33,369	314,513	263,605
Gartner Lake	-	51,754	125,876	208,141
Hoppy North	-	20,035	2,045	22,080
Hoppy South	-	13,235	2,139	15,374
Maybelle River	-	35,291	144,406	178,372
Meanwell Lake	-	34,753	63,729	153,683
R-Seven	-	120,786	287,868	351,883
Sand Hill Lake	-	184,247	269,934	505,568
Sheila Project	-	7,903	2,045	9,948
Thornburn Lake	-	29,178	2,369	31,547
Umpherville Lake	-	11,402	2,045	13,447
Umpherville West	-	3,343	1,695	5,038
Virgin Trend North	-	123,087	255,826	342,978
Virgin Trend South	-	19,739	31,229	92,177

Total Uranium Properties	$ -	689,726	$ 1,507,413	$ 2,197,139

Oil & Gas Properties

	December 31, 2003	Exploration & Development	Write-down	December 31, 2004

Lavaca Prospect	$ -	$ -	$ -	$ -
Tinsley Prospect	-	-	-	-
Golden Prairie Prospect	-	102,016	(102,015)	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 1	$ -	$ 1	$ 2

	December 31, 2004	Acquisition Cost	Exploration & Development	December 31, 2005

Lavaca Prospect	$ -	$ 50,150	$ 113,472	$ 163,622
Tinsley Prospect	-	295,459	768,932	1,064,391
Golden Prairie Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 2	$ 345,609	$ 882,404	$ 1,228,015

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 4 - RESOURCE PROPERTIES (con’t)

Oil & Gas Properties (con’t)

The Company currently holds interests in four oil and gas properties and has not yet determined if these properties contain economic reserves.  The Company is also evaluating and seeking new resource exploration projects of merit.

The Company has written two of these properties to a nominal value. In the future, once additional data on the property is reworked, the Company intends to expend further funds on the exploration of these properties.

By agreement dated August 15, 2001 the Company entered into an option to acquire a working interest in the Turtle Bayou #16 well in Terrebonne Parish, Louisiana, from a private company controlled by a director.  The Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value in 2003.  Should the Company wish to retain its interest in the well, it will be required to fund its proportionate share of future drilling costs, which are currently not determinable.

In 2004, the Company acquired the rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect located in Saskatchewan.  An initial well was drilled to 1,044 metres but the Company determined that the well was not commercially productive and wrote down its investment to a nominal carrying value which resulted in a loss on impairment of $102,016.  At its option, the Company can extend the joint venture beyond the Golden Prairie Prospect to further cover a total of 288 sections of prospective oil and gas lands referred to as the Fox Project.  The Company has an option to participate up to 50% in prospects developed in the Fox Prospect.

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  The operator commenced drilling operations on a test well in December 2005.

The Company paid acquisition costs representing the Company’s 43% prospect interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles.  Refer to Note 11.

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres.  The operator commenced drilling operations on a test well in November 2005.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company will pay 13.33333% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

At as December 31, 2005, total costs incurred on the Tinsley and Lavaca Prospects were $1,064,391 and $163,622 respectively.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

During 2005, the Company reimbursed $156,994 (2004 - $29,250; 2003 - nil) to a private company controlled by a director for certain out of pocket expenditures in connection with the Company’s oil and gas and uranium exploration activities.  In addition during 2005, the Company incurred $100,000 in fees (2004 – nil; 2003 – nil) and $35,243 (2004 - $25,605; 2003 – nil) in expense reimbursements to this private company.  At December 31, 2005 $21,724 (2004 - $6,059) is owing to this company and is included in accounts payable.

b)

During 2005, the Company paid $57,350 (2004 – nil; 2003 – nil) to a private company controlled by a director as consideration for the acquisition of certain furniture and equipment.

c)

During 2004, the Company paid interest of $2,082 in cash and 200,000 shares valued at $50,000 to a private company controlled by a director as consideration for a $250,000 bridge loan.

d)

During 2004, the Company incurred $8,000 (2003 $20,500) in fees to private companies controlled by former directors of the Company.

e)

The Company incurred $64,480 (2004 $14,030; 2003 - nil) in fees and $2,030 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by an officer of the Company.

f)

The Company incurred $122,356 (2004 $22,500; 2003 - nil) in fees and $29,447 (2004 and 2003 – nil) in expense reimbursements to a private company controlled by a director of the Company.

g)

The Company incurred $27,732 (2004 and 2003 - nil) in fees and $2,873 (2004 and 2003 – nil) in expense reimbursements to directors and a private company controlled by a director of the Company.

h)

As at December 31, 2004 $30,000 advanced to a private company controlled by a director for costs to be incurred on behalf of the Company is included in prepaids and other.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 6 - SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2003	9,595,962	$ 880,059

Common shares issued during 2004:
- for cash by private placement	6,000,000	1,796,760
- for bridge loan financing fee	200,000	50,000
Balance at December 31, 2004	15,795,962	2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$18,190,174

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 6 - SHARE CAPITAL (con’t)

During 2005, the Company completed the following:

In January 2005, the Company completed two private placements and issued a total of 1,650,000 common shares at $0.50 per share for gross proceeds of $825,000.  In connection with these private placements the Company paid finders’ fees of $37,125, paid other costs of $5,372 and issued 250,000 warrants to finders with each warrant being exercisable into a common share at a price of $0.65 per share to September 30, 2005.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In March 2005, the Company completed a private placement and issued a total of 8,076,923 units at $0.65 per unit for gross proceeds of $5,250,000.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agent’s options are exercisable into units at a price of $0.70 per unit with each unit consisting on one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  The grant date fair values of the finders’ fee units, agent’s options and the warrants have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In September 2005, the Company completed a private placement and issued a total of 4,500,000 units at US$0.55 per unit for gross proceeds of CDN$2,914,808.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with this private placement the Company paid finders’ fees of $109,058, paid other costs of $19,582 and issued 306,736 warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share to March 17, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow through common shares at $1.05 per share for total gross proceeds of $6,516,625.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007.  In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.  Proceeds from the flow through common shares totalling $2,415,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”) of which none had been spent to December 31, 2005.  Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes.  In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.

During 2004, the Company completed the following:

In December 2004, the Company issued 3,000,000 flow-through common shares at $0.35 per share, and 3,000,000 common share units at $0.30 per unit.  Each common share unit consisted of one common share and one half of a flow-through share purchase warrant, exercisable at $0.45 per share by December 31, 2005.  Proceeds from the flow through common shares and on the exercises of flow-through warrants can only be spent on CEE, as defined in the Canadian Income Tax Act.  Net proceeds from the issuance of flow-through common shares were $966,000, after a finder’s fee of $84,000.  Net proceeds from the issuance of common shares units were $830,760, after a finder’s fee of $69,240.  To December 31, 2005, the Company had expended all of the proceeds received on the flow through common shares and the $675,000 received on the exercise of the flow through warrants.  During 2005, a total of $1,050,000 of these expenditures were renounced to the investors and subsequently the remainder was also renounced.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 6 - SHARE CAPITAL (con’t)

In accordance with the accounting recommendations relating to accounting for flow-through shares, the Company has reduced the flow-through share proceeds and recognized a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.  Concurrently the Company recognized a future income tax recovery from the utilization of available tax losses of prior periods to offset the future tax liability recognized.  The Company had not previously recognized tax benefits relating to losses of prior periods as the criteria for recognition had not been met.

During 2004, the Company issued 200,000 common shares, valued at $0.25 per share to a company controlled by a director as part of the considerations for a $250,000 bridge loan.

During 2003, the Company completed the following:

On June 6, 2003 shareholders approved a resolution to complete a 1:3 share consolidation which was effected on October 1, 2003.  The consolidation reduced the number of outstanding common shares from 7,095,111 to 2,365,037 shares.  All per share amounts were restated to reflect the share consolidation.

In October 2003, the Company completed a non-brokered private placement of 2,000,000 common shares at $0.10 per share for total proceeds of $200,000.  Additionally, the Company settled $523,092 in debt via the issuance of 5,230,925 common shares.

NOTE 7 – STOCK OPTIONS AND WARRANTS

During the current year the Company granted a total of 2,606,192 (2004 - 950,000) options to its insiders, consultants and advisors.  All options vest on a quarterly basis over periods ranging from eighteen months to three years.  The vested options can be exercised for periods ending between April 1, 2007 and October 31, 2009 to purchase common shares of the Company at prices ranging from $0.275 to $0.90 per share.  In accordance with accounting recommendations effective January 1, 2003, the Company expenses the fair value of all stock options granted over their respective vesting periods.  The fair value of the options granted during 2005 was determined to be $923,827 (2004 - $181,600).  The Company determined the fair value of stock options granted during the year using the Black-Scholes option pricing model using the following weighted average assumptions: expected option life of 2.83 years (2004 – 5.0 years), risk-free interest rate of 3.5% (2004 – 3.0%) and expected volatility of 96% (2004 - 87%).  During the current year the Company recognized a total of $308,434 (2004 - $6,131) of stock based compensation relating to the vesting of options and certain unvested options were cancelled with an original fair value of $24,720 leaving $766,142 to be recognized upon future vesting of options.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	$ -	-
Options granted	950,000	0.275
Options exercised	-	-
Options cancelled and expired	-	-

Balance, December 31, 2004	950,000	0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 7 – STOCK OPTIONS AND WARRANTS (con’t)

Details of options exercisable as at December 31, 2005 are as follows:

Number	Exercise Price	Remaining Contractual Life

279,696	$ 0.275	3.84 years
222,544	0.550	2.24 years
303,334	0.600	2.68 years
66,667	0.650	1.25 years
16,780	0.660	2.29 years
21,000	0.900	1.58 years

910,021

In addition, during the current year the Company issued 717,692 agent’s options in connection with a private placement financing as described in note 6.  The agent’s options are exercisable into units at a price of $0.70 per unit until March 17, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $0.85 per share until March 17, 2007.  As at December 31, 2005, 499,909 of these agent’s options remain unexercised.

The following table summarizes information about warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2003	-	$ -	-
Warrants issued	1,500,000	0.45
Warrants exercised	-	-
Warrants expired	-	-

Balance, December 31, 2004	1,500,000	0.45	1.00 years
Warrants issued	9,709,436	0.88
Warrants exercised	(1,806,365)	0.49
Warrants expired	-	-

Balance, December 31, 2005	9,403,071	$ 0.89	1.42 years

Details of warrants outstanding as at December 31, 2005 are as follows:

Number	Price	Remaining Contractual Life

6,643,093	$ 0.80	1.21 years
97,527	0.85	1.21 years
2,662,451	1.10	1.95 years

9,403,071

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 8 – CONTRIBUTED SURPLUS

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2003	$ -
Stock compensation on vesting of options	6,131

Balance, December 31, 2004	6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085

NOTE 9 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2005	2004

Loss before income taxes	$ (1,978,054)	$ (392,099)
Corporate tax rate	34.9%	35.6%

Expected tax expense (recovery)	(689,747)	(139,666)
Increase (decrease) resulting from:
Change in corporate tax rate	64,516	208,417
Expiry of non-capital losses carried forward	98,074	116,639
Non-deductible stock-based compensation	107,551	2,184
Renounced exploration expenditures	(366,135)	-
Change in future tax asset valuation allowance	694,649	(132,465)
Share issue costs and other	(275,043)	(55,109)

Future income tax provision (recovery)	$ (366,135)	$ -

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2005	2004
Future income tax assets
Non-capital losses available	$ 1,370,506	$ 880,907
Capital losses available	1,091,110	1,114,579
Resource pools in excess of net book value	762,534	1,120,233
Share issue costs and other	266,460	46,377

	3,490,610	3,162,096
Future income tax liabilities	-	-

	3,490,610	3,162,096
Valuation allowance
Valuation allowance, opening	(3,162,096)	(3,294,561)
Effect of renounced expenditures	366,135	-
Change in valuation allowance	(694,649)	132,465

Valuation allowance, ending	(3,490,610)	(3,162,096)

Net future tax assets	$ -	$ -

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 9 – FUTURE INCOME TAXES (con’t)

The Company has approximately $3,930,000 (2004 - $2,473,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2006	$ 651,000
2007	445,000
2008	467,000
2009	243,000
2010	91,000
2014	300,000
2015	1,733,000

$ 3,930,000

In addition, the Company has Canadian and Foreign exploration and development expenditures totalling approximately $5,612,000 and capital loss carryforwards of approximately $6,258,000 which may be available to reduce future taxable income. Both the exploration and development expenditures and the capital losses can be carried forward indefinitely.

Due to the uncertainty of realization of these loss carryforwards, the benefit is not reflected in the financial statements as the Company has provided a full valuation allowance for the future tax assets resulting from these loss carryforwards.

NOTE 10 – SUPPLEMENTARY CASH FLOW INFORMATION

	2005	2004	2003
	$	$	$
Supplemental information relating to non-cash financing activities
Issuance of common shares for services	9,200	-	-
Bonus shares issued for bridge loan financing fee	-	50,000	-
Conversion of notes payable to common shares	-	-	380,000
Conversion of accounts payable to common shares	-	-	143,092

Interest paid during the year	1,589	2,082	-
Taxes paid during the year	-	-	-

NOTE 11 – SUBSEQUENT EVENTS

In March 2006, the Company issued 5,300,000 flow-through common shares at $1.50 per share and raised $7,950,000 through a brokered private placement.  The Company paid finders’ fees of $477,000 in cash and 424,000 in share purchase warrants, exercisable into a common share at $1.65 per share before September 2, 2007.

In March 2006, the Company announced the private placement of 2,786,667 common share units at $1.50 per Unit for total gross proceeds of $4,180,000.  Each Unit consists of one common share and one-half of one share purchase warrant with each whole share purchase warrant exercisable into a common share at $1.65 per share before December 31, 2007.  To April 13, 2006 the Company has raised $2,075,004 in connection with this private placement.

Subsequent to the year-end, the Company granted a total of 350,000 options to consultants.  These options have an average exercise price of $1.36 per share and average expiry date of 2.36 years.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Subsequent to the year-end, 1,975,336 warrants and agents’ options were exercised for proceeds of $1,617,884 and 322,667 stock options were exercised for proceeds of $168,297.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 12 – COMMITMENTS

Effective May 1, 2005, the Company entered into a 36 month lease on its office premises.  Under the terms of the lease the Company is required to make minimum annual payments of $91,520 during 2006, $91,520 during 2007 and $30,507 during 2008.  The Company has the options to renew the lease for an additional three years at the fair market rate at the time of renewal.

Refer to Notes 4 and 6.

NOTE 13 –

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and acquisition costs are capitalized.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  However, SEC staff has indicated that their interpretation of US GAAP requires mineral exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R) provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.  SFAS No. 123(R) replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees."  Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

To December 31, 2005, the Company only granted stock options to consultants and did not grant any stock options to employees.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 13 –

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(c)

Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d)

Flow-through shares

Under Canadian GAAP, future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company in connection with the issuance of flow-through common shares are recorded as a reduction of share capital at the time of renunciation.  Under US GAAP, the cost of the renounced expenditures is recorded as a liability and reduction of share capital on issuance of the flow through shares.  Under Canadian GAAP, the amount of this reduction is measured as the tax effected value of the renounced expenditures while under US GAAP, the amount of this reduction is measured by comparison of the flow-through common share price versus the fair value of the Company’s ordinary common shares.

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity.  SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  For the years ended December 31, 2005, 2004 and 2003 comprehensive loss equals the loss for the year.

(f)

Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(g)

Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

The Company has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

Recent accounting pronouncements

(h)

In December 2004, the FASB issued SFAS No.123R (revised 2004), "Share-Based Payment." SFAS No. 123(R). See the discussion of its implications in clause (b) above.

(i)

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company has adopted FIN No. 47 as of December 31, 2005. Adoption of this pronouncement did not have a significant effect on the 2005 financial statements and accordingly, did not result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 13 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(j)

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. Management does not believe the adoption of this FSP will have a material impact on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

(k)

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

(l)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i)	Assets
		December 31,	December 31,
		2005	2004

	Total assets, under Canadian GAAP	$ 16,016,353	$ 1,630,840
	Exploration costs - unproven resource properties	(1,507,413)	-

	Total assets, under US GAAP	$ 14,508,940	$ 1,630,840

(ii)	Liabilities
		December 31,	December 31,
		2005	2004

	Total liabilities, under Canadian GAAP	$ 312,222	$ 51,099
	Add: flow through issue cost liability	115,000	-

	Total liabilities, under US GAAP	$ 427,222	$ 51,099

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

(In Canadian $)

NOTE 13 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(iii)	Share Capital
		December 31,	December 31,
		2005	2004

	Total share capital, under Canadian GAAP	$ 18,190,174	$ 2,726,819
	Add: flow through issue cost under Canadian GAAP	366,135	-
	Less: flow through issue cost under US GAAP	(115,000)	-

	Total share capital, under US GAAP	$ 18,441,309	$ 2,726,819

(iv)	Deficit
		December 31,	December 31,
		2005	2004

	Deficit, under Canadian GAAP	$ (2,765,128)	$ (1,153,209)
	Less: exploration costs - unproven resource properties	(1,507,413)	-
	Less: flow through share future tax recovery	(366,135)	-

	Deficit, under US GAAP	$ (4,638,676)	$ (1,153,209)

(v)	Net loss for the year
		For the year ended December 31,
		2005	2004	2003

	Net loss for the year, under Canadian GAAP	$ (1,611,919)	$ (392,099)	$ (76,425)
	Less: exploration costs – unproven resource properties	(1,507,413)	-	-
	Less: flow through share future tax recovery	(366,135)	-	-

	Net loss for the year, under US GAAP	$ (3,485,467)	$ (392,099)	$ (76,425)

(vi)	Cash used in operating activities
		For the year ended December 31,
		2005	2004	2003

	Cash used in operating activities, under Canadian GAAP	$ (1,438,826)	$ (231,807)	$ (92,894)
	Less: exploration costs – unproven resource property expenditures	(1,507,413)	(102,017)	-

	Cash used in operating activities, under US GAAP	$ (2,946,239)	$ (333,824)	$ (92,894)

(vii)	Cash used in investing activities
		For the year ended December 31,
		2005	2004	2003

	Cash used in investing activities, under Canadian GAAP	$ (3,551,508)	$ (102,017)	$ -
	Add:	1,507,413	102,017	-
	Cash used in investing activities, under US GAAP	$ (2,044,095)	$ -	$ -

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

Registrant

Dated: July 13, 2006	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

#