Form 20-F
period 2006-12-31
DEJOUR ENTERPRISES LTD
filed 2007-07-16
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

60,899,723

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

Yes    No xxx    N/A

Index to Exhibits on Page 57

#

Dejour Enterprises Ltd.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Dejour Enterprises Ltd. (“Dejour or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on a one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one for three-share consolidation, which became effective on October 1, 2003. The Company was continued in British Columbia under the Business Corporations Act (British Columbia) in 2005.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 6/30/2007 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected of Appointed
Craig Sturrock (1)(3)	63	August 22, 2005
R. Marc Bustin (4)	54	August 30, 2005
Douglas W. Cannaday (2)	54	July 14, 2004
Lloyd A. Clark (5)(1)	75	February 7, 2005
Robert L. Hodgkinson (2)	57	May 18, 2004
Archibald J. Nesbitt (1)(6)	58	November 24, 2004

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

(6)

30078 Township Road 250, Calgary, AB T3Z 1L5

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 6/30/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Douglas W. Cannaday, President & COO	54	December 15, 2005
Robert L. Hodgkinson, Chairman & CEO	57	December 15, 2005
Mathew H. Wong, Corporate Secretary and Chief Financial Officer	32	July 14, 2004

______________________________________________________________________________

______________________________________________________________________________

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Dumoulin & Black

Contact: Corey Dean

595 Howe Street

Suite 1000

Vancouver, B.C. V6C 2X4 Canada

Telephone: 604-687-1224

The Company’s Bank is:

Canadian Imperial Bank of Commerce

400 Burrard Street

Vancouver, B.C. V6C 3A6 Canada

Telephone: 604-267-0080

1.C Auditors

The Company’s auditor is:

Dale Matheson Carr-Hilton LaBonte LLP

Suite 1500, 1140 West Pender Street

Vancouver, B.C. Canada V6E 4G1

Telephone: 604-687-4747

Facsimile: 604-689-2778

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006/2005/2004 ended December 31st was derived from the audited financial statements of the Company.  LaBonte & Co., independent Chartered Accountant, was the Company’s auditor for fiscal years 2002 and 2001.  On January 1, 2004, LaBonte & Co. merged with Dale Matheson Carr-Hilton and formed Dale Matheson Carr-Hilton LaBonte LLP.  As a result of the merger, Dale Matheson Carr-Hilton LaBonte LLP was the Company’s auditor for fiscal years 2003, 2004, 2005 and 2006.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss) for the Period	$23,888	($1,612)	($392)	($76)	($221)
Basic Income (Loss) Per Share	$0.45	($0.06)	($0.04)	($0.02)	($0.09)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (000)	52,564	25,612	9,856	3,791	2,365
Weighted Avg. Shares, diluted (000)	56,558	25,612	9,856	3,791	2,365
Period-end Shares (000)	60,900	39,017	15,796	9,596	7,095

Working Capital	$11,769	$12,167	$1,580	$119	($148)
Mineral Properties	$25,880	$3,425	Nil	Nil	Nil
Long-term Investments	36,539	-	-	-	-
Long-Term Debt	$2,852	Nil	Nil	Nil	$380
Capital Stock	$48,671	$18,190	$2,772	$880	$157
Retained Earnings (Deficit)	$21,123	($2,765)	($1,153)	($761)	($685)
Total Assets	$80,678	$16,016	$1,631	$132	$27

US GAAP
Net Income (Loss) for the Period	$23,713	($3,485)	($392)	($76)	($221)
Earnings (Loss) Per Share	$0.39	($0.14)	($0.04)	($0.02)	($0.09)
Mineral Properties	$25,252 08	$1,917	Nil	Nil	Nil
Retained Earnings (Deficit)	$19,440	($4,639)	($1,153)	($761)	($685)
Total Assets	$80,050	$14,509	$1,631	$132	$27

Note: The above figures were adjusted for 1:3 and 1:15 share consolidations in 2003 and 2001 respectively.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

Fiscal Year Ended 12/31/2006	1.13	1.17	1.10	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.16	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.19	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 03/31/2007.  There have been no changes since 03/31/2007.

Table No. 5

Capitalization and Indebtedness

As of March 31, 2007

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
64,367,073 shares issued and outstanding	$48,826,232
Contributed Surplus	$1,967,724
Retained Earnings (deficit)	$21,122,598
Net Stockholders’ Equity	$70,092,349
TOTAL CAPITALIZATION	$74,852,044

Stock Options Outstanding (At 3/31/2007):	4,781,668
Warrants Outstanding (At 3/31/2007):	1,199,738
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

Dejour currently (3/31/2007) has 4,781,668 share purchase options outstanding and 1,199,738-share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 64,367,073 (As of 3/31/2007) to 70,348,479.  This represents an increase of 10% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant/Agents Options Could Adversely Affect Dejour’s Stockholders

Because the success of Dejour is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 4,781,668 share purchase options outstanding, which, if exercised, would result in an additional 4,781,668 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force Dejour to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and the United States.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Dejour.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Company's common shares trade on the TSX Venture Exchange under the symbol: “DEJ”.

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

As of December 31, 2006 there were 60,899,723 common shares issued and outstanding. As of December 31, 2006 there were no First Preferred Shares and no Second Preferred Shares issued and outstanding. As of March 31, 2007, the latest fiscal period for which financial statements are available, there were 64,367,073 common shares issued and outstanding. As of March 31, 2007, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

__ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			$
Fiscal 2000	Private Placements (1)	10,000,000	1,500,000
	Exercise of Warrants (1)	2,882,000	576,400
	Investment in Securities (2)	2,000,000	1,080,000
Fiscal 2001	None
Fiscal 2002	Private Placement (3)	1,480,000	99,900
Fiscal 2003	Private Placement (4)	2,000,000	200,000
	Shares Issued for Settlement of Debt (5)	5,230,925	523,092
Fiscal 2004	Private Placement (6)	6,000,000	1,796,760
	For bridge loan financing fee (7)	200,000	50,000
Fiscal 2005	Private Placement (8)	8,076,923	$5,249,999
	Shares issued as finders’ fee (8)	185,791	(120,764)
	Private Placement (9)	1,000,000	500,000
	Private Placement (10)	650,000	325,000
	Private Placement (11)	4,500,000	2,914,808
	Private Placement (12)	6,617,500	6,516,625
	Exercise of share purchase warrants and agents’ options (15)	2,024,148	1,035,608
	Exercise of stock options	154,965	52,286
	Shares issued for service	11,500	9,200
Fiscal 2006	Private Placement (13)	5,300,000	7,950,000
	Private Placement (14)	2,771,333	4,157,000
	Exercise of share purchase warrants and agents’ options (15)	7,551,194	7,426,683
	Exercise of stock options	760,407	433,321
	Shares issued for the acquisition of the Retamco Project. (16)	5,500,000	12,088,991

(1)

During the year ended December 31, 2000, Dejour completed two private placements. Each private placement consisted of 5,000,000 units and each unit consisted of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at a price of $0.20. During 2000, 2,882,000 common share purchase warrants from the first private placement were exercised and the remaining 2,118,000 expired. The 5,000,000 common share purchase warrants from the second private placement expired in December 2001.

(2)

On December 14, 2000, Dejour completed the purchase of 786,190 common shares of a company called Instantdocuments.com, Inc. Dejour paid for these shares by issuing 2,000,000 of its common stock, which had a deemed value of $1,080,000. (Dejour subsequently wrote off its entire interest in Instantdocuments.com, Inc. as disclosed later in this document.)

(3)

In January 2002, Dejour completed a private placement of 1,480,000 units at a price of $0.675 per unit for total proceeds of $99,900. Each unit consisted of one common share and one share purchase warrant which entitled the holder to purchase one additional common share at a price of $0.10 per share. All of these share purchase warrants expired without being converted into common shares.

(4)

In October 2003, Dejour completed a private placement of 2,000,000 common shares at a price of $0.10 per common share.  Share issuance costs of $9,900 were incurred.

(5)

In October 2003, management negotiated shares for debt settlements with a majority of the Company's debt holders and creditors. The policies of the TSX Venture Exchange required disinterested shareholder approval for a share for debt settlement, which may result in the creation of a new control position. The Company negotiated a share for debt settlement of $523,093 in debt at a price of $0.10 for each post-consolidated share issued for an aggregate share issuance of 5,230,925 post-consolidation shares. The shares for debt transaction was approved by disinterested shareholders at the annual meeting held on May 5, 2003 and was subsequently also approved by the TSX Venture Exchange.

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

(8)

In March 2005, pursuant to the terms of this private placement, 8,076,923 units (the “Units”) were sold to subscribers at a price of $0.65 cents per Unit for gross proceeds of $5,250,000. Each Unit consists of one common share and one half of one transferable common share purchase warrant (each whole share purchase warrant, a “Warrant”). Each Warrant is exercisable into one additional common share of the Corporation at an exercise price of $0.80 per common share until March 17, 2007.  In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agent’s options are exercisable into units at a price of $0.70 per unit with each unit consisting of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.

(9)

The shares issued through this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing included $22,500 in cash and 200,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Woodstone Capital Inc. and Haywood Securities Inc.

(10)

The shares issued through this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing consisted of $14,625 in cash and 50,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. Other costs associated with this and the financing described at (9) above totaled $5,372.  The finder’s fees associated with this financing were paid to Rainwalker Management Ltd.

(11)

This private placement consisted of the sale of 4,500,000 units at a price of US$0.55 per unit for gross proceeds of Cdn$2,914,808. Each unit consisted of one common share and one half of one share purchase warrants with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007. In connection with this private placement the Company paid finders’ fees of $109,058; paid other costs of 419,582; and, issued 306,736 share purchase warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share until March 17, 2007.

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

(13)

This private placement consisted of the sale of 5,300,000 flow-through shares at a price of $1.50 per flow-through share.  Gross proceeds raised of $7,950,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”), of which $2,600,000 had been spent to December 31, 2006.  Accordingly, as at December 31, 2006, approximately $5,350,000 was not available for general administrative purposes.  In connection with this private placement, the Company paid finders’ fees of $477,000 and issued 424,000 warrants, exercisable at $1.65 per share before September 2, 2007.

(14)

This private placement consisted of the sale of 2,771,333 units at a price of $1.50 per unit. This private placement financing closed in two separate tranches. The first closed during the first fiscal period ended March 31, 2006 and the second closed on April 10, 2006. The first tranche raised $1,025,000 and the second tranche raised $3,132,000. Each unit consists of one common share and one half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one additional common share at a price of $1.65 per common share until December 31, 2007. For assistance in this private placement, the Company paid finders’ fees in the amount of $183,150 and issued the finders 133,100 common share purchase warrants which allow the holders to purchase one additional common share at a price of $1.65 until December 31, 2007.

(15)

These share purchase warrants were associated with prior private placement financings.

(16)

These shares were issued to Retamco Operating Co., an unrelated private company, in partial payment for Dejour’s interest in the Retamco Oil & Gas Project located in western Colorado and eastern Utah.

Note: The above figures were adjusted for 1:3 and 1:15 share consolidations in 2003 and 2001 respectively.

Capital Expenditures

Fiscal Year

Fiscal 2000	Less than $500.00
Fiscal 2001	$272,936 (1)
Fiscal 2002	$12,614 (1)
Fiscal 2003	Nil
Fiscal 2004	$102,017 (2)
Fiscal 2005	3,551,508 (3)
Fiscal 2006	$12,146,784 (4)

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

(3)

$126,356 of these funds was spent on furniture and equipment and the balance of $3,425,152 were spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2005.)

(4)

$25,036 of these funds was spent on the purchase of capital equipment; $107,983 were spent on expenditures related to the acquisition of Titan shares; and, $12,013,765 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 5 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006.

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

Date	Action of Dejour

02/16/1999	Acquisition of a convertible note in iSecuritas in the amount of U.S. $250,000.
04/14/1999	Purchase by Dejour of an additional 1,500,000 common shares of iSecuritas.
01/26/2000	Dejour converted the note, which it acquired on 2/16/1999 into common shares of iSecuritas. After the conversion, Dejour owned 4,279,166 common shares of iSecuritas.
11/14/2000	Dejour acquired an additional 620,143 common shares of iSecuritas.
12/14/2000	Dejour acquired an additional 786,190 common shares of iSecuritas.

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

As part of its efforts to regain the status of an active Company, Dejour reached an agreement on August 21, 2001 to acquire a 50% interest in a private company’s interest in an oil well located in Louisiana. The private company, 7804 Yukon, Inc., had a 1.75% working interest in this well. 7804 Yukon, Inc. is wholly owned by Robert Hodgkinson, the current Chairman and COO of the Company, who, at that time was a director of Dejour. On December 18, 2001, the operator of the well announced that after exploratory drilling, the well was deemed to not be commercially viable.

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

In early 2003, management decided that in order for the Company to meet the listing requirements of the TSX Venture Exchange the existing debt had to be satisfied and additional capital was required for the Company to operate. The debt was satisfied through the issuance of 5,230,925 common shares of Dejour to the creditors. As described earlier in ITEM 4. INFORMATION ON THE COMPANY, Financings: the Company received shareholder approval to issue these shares in settlement of the debt. The Company also sold 2,000,000 common shares at a price of $0.20 per share. Also, at the annual meeting held on June 6, 2003, the Company received approval for a share consolidation in the amount of one new common share for each three old common shares. Management felt that the consolidation was necessary to attract future investor interest as they felt Canadian investors favored public companies, in the start-up category, which had a small amount of outstanding shares.

The Company applied for conditional approval of a plan of reactivation from the TSX Venture Exchange, which included a listing continuation from inactive status to a ‘Tier 2’ listing on the TSX Venture Exchange.

The plan of reactivation included the Company's acquisition of rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect. By the terms of this agreement, Dejour paid a net 30% cost (approximately $95,000) of drilling the initial test well to earn a net 24.5% APO WI After Pay Out Working Interest). This prospect was located in SW Saskatchewan adjacent to the Alberta border, in the northeast corner of a 20,000 sq. mi. focus area known as the Sweetgrass Arch.

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

Through the first quarter of Fiscal 2006, ended March 31, 2006, Dejour continued exploration work on its uranium properties and on its oil and gas properties.

On May 9, 2006, Dejour announced that it had entered into a binding Letter of Intent, with an unrelated private Texas corporation, to participate in the exploration drilling of properties located in western Colorado and eastern Utah, which were believed to contain reserves of oil and gas. This transaction closed on August 4, 2006 at a total cost to Dejour of $25,182,532.

During this period Dejour continued to engage in exploration activity on its uranium projects located in the Athabasca Basin. (For additional disclosure, see Item 4.D. Property, Plant and Equipment.

On October 26, 2006, Dejour announced that it would sell all of its uranium property interests to Titan Uranium Incorporated, an unrelated public company that trades on the TSX Venture Exchange under the symbol “TUE”. The terms of this acquisition, which closed in December 2006, are:

1.

Titan paid Dejour 17,500,000 fully paid and assessable common shares in the capital of Titan;

2.

Titan paid Dejour 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise position whereby Titan can call the automatic exercise of the warrants in the event that Titan’s common shares trade on the TSX Venture Exchange at a price of $4.00 or more for twenty consecutive trading days.

3.

Dejour retains a 1% Net Smelter Return on all contributed properties. (NSR" is an acronym for net smelter return, which means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities. A percentage of an NSR royalty on an ore body can effectively equate to a larger percentage of the economic value of the ore body. A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

4.

Dejour to retain a 10% working interest in each claim carried by Titan to completed bankable feasibility study after which Dejour may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

5.

Titan to provide Dejour with a first right of refusal on all future financing, as long as Dejour’s ownership in the stock of Titan is greater than 10% of the outstanding shares.

6.

Dejour to provide two full-time and one part-time geologists on terms to be agreed; and,

7.

Titan to appoint two Dejour representatives to the Titan Board of Directors.

The above sale was closed in escrow on December 15, 2006 and approved by the shareholders of each company at their respective meetings held on January 22, 2007 and on February 2, 2007.  Approval was also received from the TSX Venture Exchange.

Dejour is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2007/2008

The Company’s primary source of funds since incorporation has been through the issuance of common shares.

Dejour had a working capital balance of $11,769,159 on 12/31/2006. Dejour intends to use its working capital to complete exploration work on the properties in which it has an interest and for general working capital.

Use of Funds for Fiscal 2007/2008

During Fiscal 2007 and Fiscal 2008, respectively, Dejour estimates that it might expend $1.4 million and $2.2 million on general/administrative expenses including property evaluation costs prior to acquisition.  During Fiscal 2007 and Fiscal 2008 respectively, the Company estimates that it might expend $5.0 million and $8.0 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company has had no revenue during the past five fiscal years.

Asset Location as of:	Canada	United States

12/31/2002	$27,360	Nil
12/31/2003	$131,793	Nil
12/31/2004	$1,630,842	Nil
12/31/2005	$14,788,338	$1,228,015
12/31/2006	$55,495,196	$25,182,535

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

As at June 22, 2007, Dejour has two wholly owned subsidiaries.  Dejour Energy (USA) Corp is used to hold the Company’s oil & gas properties in the US, and Dejour Energy (Alberta) Ltd. is used to hold its oil & gas properties in Canada.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 5,720 sq. ft. at Suite 1100, 808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4.  The Company began occupying these facilities on May 1, 2005.  Monthly basic rent is $7,700.

1. The Athabasca Basin Uranium Properties

The Athabasca Basin properties are without known reserves and the work completed by Dejour was exploratory in nature. Dejour’s interest in these 15 properties stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

Dejour Enterprises acquired a 100% interest in 50 mineral claims and 4 mineral prospecting permits (“Fifteen Properties”) in the Athabasca Sandstone Basin in Northern Saskatchewan. The properties were acquired by staking (50 claims totaling 192,515 hectares or 475,704 acres) and by permitting (4 permits totaling 138,676 hectares or 342,668 acres).

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

Activities During Fiscal 2006

As disclosed in Item 4.B. Business Overview, Dejour sold all of its uranium property interests in a sales transaction that began in October 2006 and culminated on February 2, 2007.

2. Tinsley Prospect

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

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well was not economic. As a result, the Company recorded an impairment provision of approximately $2,375,926 including drilling costs incurred during 2006.

In the 1st quarter of 2007 Dejour reached an agreement with the Operator such that it intends to transfer its interest in the Merit Partners #1 wellbore along with certain shallow rights in roughly 616 net acres of oil & gas leases (a portion of the Tinsley Prospect) and in return it expects that it will end up with approximately a 100% ownership of 1,736 net acres of oil & gas leases containing the rights below the base of the Hosston formation (a portion of the Tinsley Prospect).  The Company will not be required to pay its share of plugging and abandonment costs.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”). The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres. The operator commenced drilling operations on a test well in November 2005.

The Company paid acquisition costs representing the Company’s 10% interest which included payment for leasehold interests, brokerage and prospect development. In the initial well the Company will pay 13.3% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)]. The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the Purvis #1 well is not economic and commenced operations to plug and abandon the well.  As a result, the Company recorded an impairment provision of $220,148 in 2006.

Alberta Oil & Gas Joint Venture

Commencing April 1, 2006 the Company entered into a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 30 years oil & gas experience, left his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is incorporated as Dejour Energy (Alberta) Ltd. (“Dejour Alberta”) and is owned and funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.

Numerous oil and gas prospects are presently being developed or negotiated.  Dejour Alberta has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk.  These interests range from 10% to 100%.  Most business terms are structured in such a way that a drilling or re-entry commitment is tied to additional drilling options or other lands on the various prospects.

During the 1st quarter of 2007, Dejour Alberta concluded business agreements on four additional prospects resulting with the drilling of four wells.  Land acquisition through purchase or earning has resulted in Dejour Alberta owning an average 22% interest in approximately 45,000 acres of land in the Peace River Arch area of Alberta and British Columbia.

In October 2006 Dejour Alberta successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  The Company then assigned 25% of its interest in the Noel Area to a company controlled by the CEO of the Company. Dejour Alberta will pay 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well is expected to reach total depth around the end of April 2007.  Dejour Alberta’s estimated cost for drilling the first test well is $700,000.  Negotiations to add more land to this Noel prospect are ongoing.

Dejour Alberta has successfully drilled two wells on the 100% before payout in northern BC, refer to as the “Drake lands”, resulting in two gas wells.  Production tests indicate these two wells should produce at a combined rate of 1500 to 2000 mcf/day.  The wells will be tied in and produced as soon as ground conditions permit.  These wells have earned 60% interest in additional lands on which two more low risk wells are planned for the next winter drilling season.  There exists potential on this land in deeper formations which will be investigated over the summer prior to finalizing depths for future drilling.

Land evaluation, posting for sale and acquisition is ongoing in other areas, after which additional results will be released.  To facilitate the growing operation in Alberta and British Columbia and in that Dejour Alberta has increased its retained working interests in prospects and obtained the required permits to drill and operate oil and gas properties.  As operator in the Drake area, the second well drilled was taken from initial license application to being drilled and cased in approximately 3 weeks. Independent valuation consultants based in Calgary, Alberta are in the process of conducting an independent evaluation of the winter season drilling and land acquisition results.

Retamco Project

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures. Additional costs of $361,932 relating to the acquisition have also been capitalized to the project.

Subsequently, the Company acquired an interest in an additional 19,791 net acres (31 sections) such that the current total of leases is 284.  These additional 17 leases are contained within an Area of Mutual Interest as defined in the purchase agreement.

The project consists of two project types. The Company holds a 25% working interest in the “Natural Gas Resource” projects which are a well defined stratigraphic gas resource, covering 205,762.75 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company holds a 12.5% interest in the second project, a massive deep “Subthrust Oil” project covering 68,097 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk.  According to Retamco, the Subthrust project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent; having produced over 1 billion barrels to date.

Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The cost to Dejour includes USD$5 million cash, 5,500,000 common shares of the Company valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing in stages from January 2, 2007 to June 30, 2007, and the issuance of a two-year, 8% convertible debenture with face value of USD$1,397,846.

The current working interest partners are:

‘Natural Gas Resource’       ‘Overthrust Oil’

Dejour Energy (USA) Corp.

25%

12.5%

Brownstone Ventures (US) Inc.

10%

10%

Retamco Operating, Inc.

      65%

77.5%

The continuity of expenditures on Dejour’s oil & gas properties is as follows:

Name	12/31/2005	Acquisition Cost	Drilling Costs	Write-down	12/31/2006

Retamco	Nil	$25,182,532	Nil	Nil	$25,182,532
Lavaca	$163,522	Nil	$56,526	($20,147)	Nil
Tinsley	$1,064,391	Nil	$1,311,536	($2,375,927)	$1
Golden Prairie	$1	Nil	Nil	Nil	$1
Turtle Bayou	$1	Nil	Nil	Nil	$1
Totals	$1,228,015	$25,182,532	$1,368,062	($2,596,074)	$25,182,535

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2006, and 12/31/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2003, Dejour raised $200,000 through the sale of shares.

During Fiscal 2004, Dejour raised $1,950,000 in gross proceeds through the sale of shares.

During Fiscal 2005, Dejour raised $15,784,810 in proceeds, net of financing costs, through the sale of shares.

During Fiscal 2006, Dejour raised $19,189,006 in proceeds, net of financing costs, through the sale of shares.

Dejour was involved in a reactivation process during Fiscal 2004 as described in ITEM 4. INFORMATION ON THE COMPANY. During Fiscal 2005, Dejour obtained interests in mineral properties located in the both Athabasca Basin of Canada and in the United States as described earlier in this document in ITEM 4.D. Property, Plant and Equipment. During Fiscal 2006, Dejour sold its interests in the uranium properties located in the Athabasca Basin to Titan Uranium and obtained a 37% interest in Titan Uranium. Dejour was also actively exploring its other property interests during Fiscal 2006. For specific disclosure see ITEM 4.D. Property, Plant and Equipment.

Results of Operations

Fiscal 2006 ended 12/31/2006 vs. Fiscal 2005 ended 12/31/2005

The Company’s net income for the year ended December 31, 2006 was $23,887,726, or $0.45 per share, compared to a net loss of $1,611,919, or $0.06 per share in the year ended December 31, 2005.

In December 2006, the Company completed the sale of the Company’s uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V.

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., the estimated value of the 17.5 million common shares of Titan and 3.0 million Titan warrants received were approximately $31.5 million and $4.8 million respectively.  This figure excludes the values for the 1% NSR and 10% carried interest.

The Company realized a gain on disposition of its uranium properties of $30,177,082.

The investment in Titan has been accounted for using the equity method of accounting and includes related legal fees and other costs of acquisition of $107,983.  The Company’s share of losses in Titan for the period ended December 31, 2006 was $19,031. The Company owned approximately 33% of Titan as at April 2, 2007.

Interest income of $673,559 was significantly higher in 2006 than $99,530 in 2005, due to a higher cash balance derived from equity financings completed in late 2005 and early 2006.

Investor relations expenses in 2006 were $1,079,161, as compared to $626,686 in 2005.  In 2006, the Company incurred more trade shows, travel and newsletter printing costs to broaden the Company’s shareholders’ base and to better communicate the Company’s business plan to potential investors.

In 2006, the Company had been actively looking for projects that would add to shareholder values.  Due to significantly increased business activities, management and consulting fees rose to $826,712 in 2006 from $454,410 in 2005.  Office and general expenses also increased to $224,475 in 2006 from $159,799 in 2005.  Rent also increased to $175,655 in 2006 from $126,718 in 2005, as the Company setup an office in Calgary, Alberta.

Regulatory filing fees decreased to $92,713 in 2006 from $150,474 in 2005.  The Company incurred a one-time cost to list the Company’s shares on the Frankfurt Stock Exchange and registered with the Securities Exchange Commission (SEC) as a foreign private issuer in 2005.

The granting and vesting of stock options during 2006 resulted in non-cash stock-based compensation expenses of $1,295,127, compared to $308,434 in 2005.  The Company determined the fair value of stock options using the Black-Scholes option pricing model.

In February 2006, the Company renounced $3,090,000 of Canadian Exploration Expenditures (“CEEs”) to investors.  The Company had previously unrecognized future income tax assets related to a loss carry forward to be applied against taxable income in future years.  Under Canadian generally accepted accounting principles, the Company’s previously unrecognized future income tax assets were offset against future income tax liabilities resulting from the renunciation of CEEs.

As discussed previously, the Company successfully closed the sale of its uranium properties to Titan and recorded a gain on disposition of $30,177,082. This resulted in Dejour realizing a net profit for Fiscal 2006 in the amount of $23,887,726.

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

Liquidity and Capital Resources

Fiscal 2006 Ended 12/31/2006

As at 12/31/2006, Dejour had working capital of $11,769,159 as compared to working capital of $12,167,334 at 12/31/2005. The decrease in working capital of $398,175 was largely because of a promissory note in the amount of $5,827,000, included in the category of short-term liabilities. For disclosure pertaining to this promissory see Note 6 – Promissory Note and Convertible Debentures, to the Audited Financial Statements for the Year Ended December 31, 2006.

During the year ended 12/31/2006, Dejour issued 16,382,934 common shares for net proceeds of $19,189,006. All of these shares were issued pursuant to the private placements and the exercise of share purchase options and share purchase warrants disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS. Dejour also issued 5,500,000 common shares, at a deemed value of $12,088,991, for the acquisition of the Retamco Project.

Cash used for Operating Activities during the year ended 12/31/2006 was ($1,769,373) including the net income for the fiscal year of $23,887,726. The adjustments in the category of items not affecting cash for the fiscal year were $29,726 for amortization; $19,031 for equity loss in Titan; ($306,271) of non-cash finder’s fee income; $1,295,127 of non-cash compensation resulting from the issuance of stock options. $282,075 in non-cash consulting and other fees; $453,926 for future income tax recovery; $2,596,074 for the impairment of oil and gas properties; and ($30,177,082) for the gain on the disposal of the uranium properties. The future income tax recovery occurred as a result of the renunciation of flow-through shares.

Cash Used for Investing Activities during the year ended 12/31/2006 totaled ($12,146,784) which consisted of expenditures on Dejour’s mineral properties; the purchase of furniture and equipment; and expenditures related to the acquisition of Titan shares. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2006, Ended 12/31/2006 vs. Fiscal 2005, Ended 12/31/2005.

Cash Provided by Financing Activities during Fiscal 2006 was $19,189,006 and consisted of the cash received for the issuance of common shares as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Fiscal 2005 Ended 12/31/2005

As at 12/31/2005, Dejour had working capital of $12,167,334 as compared to working capital of $1,579,739 at 12/31/2004. The increase in working capital of $10,587,595 was because of the successful completion of private placements which closed during the period January 1, 2005 through December 31, 2005. Cash and cash equivalents of $12,387,314 represented the majority of the current asset position at 12/31/2005 and the current liabilities of $312,222 were simply debts incurred in the normal course of business such as monthly rent, current amounts owing for property investigation costs, regulatory and filing fees and travel. None of these liability accounts were past due and were paid as agreed.

During the year ended 12/31/2005, Dejour issued 23,220,827 common shares for net proceeds of $15,784,810. All of these shares were issued pursuant to the private placements, shares issued for services, and the exercise of share purchase options and share purchase warrants disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the year ended 12/31/2005 was ($1,438,826) including the net loss for the fiscal year of ($1,611,919). The adjustments in the category of items not affecting cash for the fiscal year were $14,713 for amortization; $308,434 of non-cash compensation resulting from the issuance of stock options, $9,200 in non-cash consulting fees; and, ($366,135) for future income tax recovery. The future income tax recovery occurred as a result of the renunciation of flow-through shares.

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

US GAAP Reconciliation

The financial statements included with this annual report have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized provided certain criteria are met.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  However, SEC staff has indicated that their interpretation of US GAAP requires mineral exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2003. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

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

To December 31, 2006, the Company only granted stock options to consultants and did not grant any stock options to employees.

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

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity.  SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  For the years ended December 31, 2006, 2005 and 2004 comprehensive loss equals the loss for the year.

(f)

Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable resource properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

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

(h)

Recent accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations nor will it result in a difference between the Company’s reporting under Canadian GAAP versus US GAAP.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative a qualitative factor. SAB No. 108 is effective for period ending after November 15, 2006. The adoption of this statement had no material effect on the Company's reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement had no material effect on the Company's reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

For the reconciliation to U.S. GAAP, see Note 15 to the Audited Financial Statements for the Year Ended December 31, 2006.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2006 information with respect to the Company’s contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	0	0	0	0	0
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations(1)	$322,227	$91,520	$95,334	$135,373	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	0	0	0	0	0
Total	$322,227	$91,520	$95,334	$135,373	$0

(1)

Operating Lease Obligations represent the office lease for the Company’s head office that expires on May 1, 2010.

Critical Accounting Policies

Please refer to Notes to the audited financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

6/30/2006

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Douglas W. Cannaday	President and Director	54	July 14, 2004 (Director) and December 15, 2004 (President)

Lloyd A. Clark	Director	75	February 7, 2005

Robert L. Hodgkinson (1)	CEO, Chairman and Director	57	May 18, 2004 (Director) and December 15, 2004 (Chairman and CEO)

Archibald J. Nesbitt (1)	Director	58	November 24, 2004

Mathew H. Wong	Corporate Secretary and Chief Financial Officer	32	July 14, 2004

Craig Sturrock (1)	Director	63	August 22, 2005

R. Marc Bustin	Director	54	August 30, 2005

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

Mathew H. Wong has been Corporate Secretary and Chief Financial Officer of Dejour since July 14, 2004. Mr. Wong holds the designations of Chartered Financial Analyst (CFA); Certified Public Accountant (CPA) and Chartered Accountant (CA). He received his Bachelor of Commerce degree in Accounting from the University of British Columbia in 1995. From 1995 until 1998 he was employed by Ernst & Young LLP in their Vancouver, British Columbia office as a Senior Staff Accountant and then as an Analyst for Ernst & Young Corporate Finance Inc. From 2001 until 2004 he was Corporate Accounting Manager for Mitsubishi Canada Limited. At Mitsubishi he managed the accounting functions including, financial statement closings, variance analysis and budgeting for three offices which had over $750 million in sales. His responsibilities at Dejour, includes management of all accounting functions and supervising all regulatory filings in Canada.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 12/31/2006 was $499,310, paid to Mathew H. Wong ($107,640); Douglas W. Cannaday ($192,000); and Robert Hodgkinson ($199,670).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Base Consulting Fees ($)	Bonus ($)	Other Annual Comp. ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Robert L. Hodgkinson, Chief Executive Officer	2006 2005 2004 2003	$136,670 $100,000 Nil Nil	$63,000 Nil Nil Nil	Nil Nil Nil Nil	250,000 444,192 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Mathew H. Wong, Chief Financial Officer	2006 2005 2004 2003	$107,640 $64,480 $14,030 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	100,000 50,000 150,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Douglas W. Cannaday, President and Chief Operating Officer	2006 2005 2004 2003	$179,000 $122,356 $22,500 Nil	$13,000 Nil Nil Nil	Nil Nil Nil Nil	250,000 50,000 150,000 Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Table No. 7

Stock Option Grants in Fiscal 2006 Ended 12/31/2006 and Fiscal 2007 to June 30, 2007

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
D. Cannaday	250,000	19%	$2.10	04/30/2006	04/30/2009	$2.15
	250,000	16%	$2.50	04/02/2007	04/01/2012	$2.70

L. Clark	100,000	8%	$2.10	04/30/2006	04/30/2009	$2.15

R. Hodgkinson	250,000	19%	$2.10	04/30/2006	04/30/2009	$2.15
	510,000	32%	$2.50	04/02/2007	04/02/2012	$2.50

A. Nesbitt	100,000	8%	$2.10	04/30/2006	04/30/2009	$2.15

M. Wong	100,000	8%	$2.10	04/30/2006	04/30/2009	$2.15
	75,000	5%	$2.50	04/02/2007	04/01/2012	$2.70

Craig Sturrock	25,000	2%	$2.10	04/30/2006	04/30/2009	$2.15

R. Marc Bustin	50,000	4%	$2.10	04/30/2006	04/30/2009	$2.15

Charles Dove	250,000	16%	$2.50	04/02/2007	04/01/2012	$2.50

Consultants	100,000	100%	$1.25	01/24/2006	07/31/2007	$1.32
	200,000	80%	$1.40	03/03/2006	04/01/2009	$1.47
	50,000	20%	$1.40	03/03/2006	07/31/2007	$1.47
	410,000	31%	$2.10	04/30/2006	04/30/2009	$2.15
	100,000	100%	$1.80	06/26/2006	10/31/2007	$1.85
	25,000	100%	$1.75	10/30/2006	11/01/2009	$1.74
	200,000	100%	$1.95	11/20/2006	11/30/2008	$1.83
	350,000	100%	$2.35	01/31/2007	01/31/2010
	515,000		$2.50	04/02/2007	04/01/2012	$2.50

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Year-end Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at 12/31/2006 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 12/31/2006 Exercisable/Unexercisable

Robert Hodgkinson	29,112	$60,583	271,103/218,897	458,269/164,681
	175,000	$367.500

Mathew Wong	54,863	$64,464	41,769/136,598	51,595/180,230
	25,000	28,125
	12,603	17,455
	4,167	4,625

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

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  3,960,000 stock options have been granted and 321,558 were exercised during Fiscal 2006 and through 6/30/2007. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration The Company has management contracts with the following Named Executive Officers or the companies controlled by the Named Executive Officers:

Named Executive Officer	Annual Base Consulting Fees	Compensation Package on Termination of Contract, other than for termination with cause.

Robert Hodgkinson	$126,000	2 times annual base consulting fee.
Mathew Wong	$138,000	1 times annual base consulting fee.
Douglas Cannaday	$126,000	2 times annual base consulting fee.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  The Company pays the CEO and President a bonus equal to 50% of the annual base consulting fees, subject to the approval of the Board of Directors.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2006 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Lloyd Clark, Archibald Nesbitt and Craig Sturrock.  The Audit Committee met once during the year ended 12/31/2006 and twice during the first six months of 2007.

6.D.  Employees

As of 6/30/2007, the Company had no employees, but only independent contractors.

6.E.  Share Ownership

Table No. 7 lists, as of 6/30/2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Douglas W. Cannaday	(1)	1,626,126	2.12%
Common	Lloyd A. Clark	(2)	213,588	0.31%
Common	Robert L. Hodgkinson	(3)	4,729,571	6.80%
Common	Craig Sturrock	(4)	227,084	0.33%
Common	Marc Bustin	(5)	150,000	0.22%
Common	Archibald J. Nesbitt	(6)	432,742	0.63%
Common	Mathew H. Wong	(7)	728,112	1.05%
	Total Directors/Management		8,107,223	11.7%

(1)

Of these shares, 523,613 are represented by currently exercisable share purchase options and 157,402 are represented by currently exercisable share purchase warrants. “Shares upon debt conversion” represent 296,296 shares.

(2)

Of these shares, 129,288 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 392,218 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants. “Shares upon debt conversion” represent 626,853 shares.

(4)

Of these shares, 77,084 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants.

(5)

Of these shares 125,000 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 128,242 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants.

(7)

Of these shares, 67,738 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants. “Shares upon debt conversion” represent 626,853 shares.

# Based on 68,531,931 shares outstanding as of 6/30/2007 and currently exercisable stock options, share purchase warrants and “Shares upon debt conversion.”

The Company is aware of two persons/companies who each beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 6/30/07, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Steve Gose	5,505,019	8.03%
Common	Robert L. Hodgkinson (1)	4,729,571	6.80%

(1)

Of these shares, 392,218 are represented by currently exercisable share purchase options and none are represented by currently exercisable share purchase warrants. “Shares upon debt conversion” represent 626,853 shares.

# Based on 68,531,931 shares outstanding as of 6/30/2007 and currently exercisable stock options, share purchase warrants and “Shares upon debt conversion.”

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of 6/30/2007, as well as the number of options granted independent contractors.

Table No. 11

Stock Options Outstanding

Name	Number of Options Held	Number of Options Vested	Exercise Price per Share	Grant Date	Expiration Date

D. Cannaday	150,000	129,863	$0.275	11/24/2004	10/31/2009
	150,000	125,000	$0.55	02/09/2005	02/08/2008
	200,000	133,333	$0.60	09/07/2005	09/30/2008
	250,000	104,167	$2.10	04/30/2006	04/30/2009
	250,000	31,250	$2.50	04/02/2007	04/01/2012

L. Clark	36,000	29,288	$0.275	11/24/2004	10/31/2009
	75,000	58,333	$0.55	02/09/2005	02/08/2008
	100,000	41,667	$2.10	04/30/2006	04/30/2009

A. Nesbitt	100,000	86,575	$0.275	11/24/2004	10/31/2009
	100,000	41,667	$2.10	04/30/2006	04/30/2009

M. Wong	32,634	12,497	$0.275	11/24/2004	10/31/2009
	12,533	4,200	$0.55	02/09/2005	02/08/2008
	100,000	41,667	$2.10	04/30/2006	04/30/2009
	75,000	9,375	$2.50	04/02/2007	04/01/2012

R. Hodgkinson	65,000	49,301	$0.55	02/09/2005	02/08/2008
	175,000	175,000	$0.60	08/26/2005	08/31/2008
	250,000	104,167	$2.10	04/30/2006	04/30/2009
	510,000	63,750	$2.50	04/02/2007	04/01/2012

R. Marc Bustin	50,000	37,500	$0.55	07/15/2005	07/15/2008
	100,000	66,667	$0.60	08/26/2005	08/31/2008
	50,000	20,833	$2.10	04/30/2006	04/30/2009

C. Sturrock	100,000	66,667	$0.60	08/26/2005	08/31/2008
	25,000	10,417	$2.10	04/30/2006	04/30/2009

Charles Dove	50,000	43,288	$0.275	11/24/2004	10/31/2009
	100,000	41,667	$2.10	04/30/2006	04/30/2009
	250,000	31,250	$2.50	04/02/2007	04/01/2012

Consultants	248,630	208,356	$0.275	11/24/2004	10/31/2009
	150,000	125,000	$0.55	02/09/2005	02/08/2008
	47,542	30,762	$0.66	04/15/2005	04/15/2008
	199,628	103,908	$0.55	07/15/2005	07/15/2008
	310,000	310,000	$0.60	08/26/2005	08/31/2008
	90,000	56,667	$0.60	09/28/2005	09/30/2008
	28,501	6,834	$0.90	11/01/2005	10/31/2008
	62,500	62,500	$1.25	01/24/2006	07/31/2007
	200,000	100,000	$1.40	03/03/2006	04/01/2009
	25,000	25,000	$1.40	03/03/2006	07/31/2007
	350,000	140,000	$2.10	04/30/2006	04/30/2009
	100,000	83,333	$1.80	06/26/2006	10/31/2007
	25,000	6,250	$1.75	10/30/2006	11/01/2009
	200,000	75,000	$1.95	11/20/2006	11/30/2008
	350,000	91,667	$2.35	01/31/2007	01/31/2010
	515,000	64,375	$2.50	04/02/2007	04/01/2010

Total Officers/Directors	3,356,167	1,559,389
Total Consultants	2,901,801	1,489,649
Total Outstanding	6,257,968	3,049,038

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

7.A.2. Share Ownership.

On 6/30/2007, the Company’s shareholders’ list showed 68,531,931 common shares outstanding and 230 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 6,811 holders of record" resident in Canada, holding 27,456,450 common shares; 6,177 “holders of record" resident in the USA, holding 36,048,118 common shares; and, 143 holders of record resident elsewhere holding 5,027,363 common shares.

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

During 2006, the Company incurred a total of $136,670 (2005 - $100,000) in consulting fees and accrued $17,282 (2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 6, and a $63,000 bonus payment to a private company (“HEC”) controlled by the CEO, Robert Hodgkinson.  In October 2006, the Company assigned 25% of its interest in the Noel Area, described in Note 5, to HEC, which agreed to assume 25% of the related obligations.  In November 2006, the Company had received $234,251 from HEC, being the estimated 25% share of the exploration expenditures for the Noel Area.

b)

During 2006, the Company incurred a total of $179,000 (2005 - $122,356) in consulting fees and accrued $8,641 (2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 6, and a $13,000 bonus payment to the President of a private company controlled by the President of the Company, Douglas Cannaday.

c)

During 2006, the Company incurred $107,640 (2005 - $64,480) in consulting fees to a private company controlled by the CFO The Company, Mathew Wong, also accrued $17,282 (2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 6 to an individual related to the CFO.

d)

During 2006, the Company’s 90% owned joint venture subsidiary (“DEAL”) incurred $105,625 of consulting fee to a company controlled by a director of DEAL.

e)

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

f)

During 2005, the Company paid $57,350 (2004 – nil; 2003 – nil) to a private company controlled by Robert Hodgkinson, Chairman and CEO, as consideration for the acquisition of certain furniture and equipment.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Audit Fees

The Company incurred audit fees of $42,000 and $19,750, audit related fees of $5,000 and $3,200, and other fees of $2,250 and $2,000 during the years ended 12/31/2006 and 12/31/2005, respectively to Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 12/31/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal Years Ended December 31st 2005 and 2006

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

8.B.  Significant Changes

Subsequent to the end of the fiscal year ended December 31, 2006, the Company has completed one private placement. On May 24, 2007, Dejour announced that it closed a private placement raising gross proceeds of $10 million.  Between January 1, 2007 to June 30, 2007, 3,442,990 warrants were exercised, raising $2,857,388 and 252,817 options were exercised raising $215,172.

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

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month ended 12/31/2006	$2.90	$2.22
Month ended 01/31/2007	$2.55	$2.17
Month ended 02/28/2007	$2.75	$2.01
Month ended 03/31/2007	$2.71	$2.07
Month ended 04/30/2007	$3.28	$2.47
Month ended 05/31/2007	$2.61	$2.31

Fiscal Year Ended 12/31/2006	$2.97	$0.99
Fiscal Year Ended 12/31/2005	$1.07	$0.41
Fiscal Year Ended 12/31/2004	$0.50	$0.21
Fiscal Year Ended 12/31/2003	$0.33	$0.11
Fiscal Year Ended 12/31/2002	No Trades	No Trades
Fiscal Year Ended 12/31/2001	No Trades	No Trades

Fiscal Quarter Ended 03/31/2007	$3.07	$2.13
Fiscal Quarter Ended 12/31/2006	$2.97	$1.73
Fiscal Quarter Ended 09/30/2006	$2.22	$1.35
Fiscal Quarter Ended 06/30/2006	$1.94	$1.39
Fiscal Quarter Ended 03/31/2006	$2.83	$1.27
Fiscal Quarter Ended 12/31/2005	$1.13	$0.79
Fiscal Quarter Ended 09/30/2005	$0.86	$0.47
Fiscal Quarter Ended 06/30/2005	$0.69	$0.41
Fiscal Quarter Ended 03/31/2005	$1.00	$0.50

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

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Table No. 14 lists, as of 3/31/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of March 31, 2007, the Company was aware of 42 holders of its 1,199,738 share purchase warrants, 14 of whom were resident in Canada, 25 offshore and 3 in the United States.  These warrants were issued in conjunction with one private placement.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

March and April 2006	2,824,333	1,199,738	$1.65	12/31/2007

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2006, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2006 there were 60,899,723 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

During the last five years, less than 1% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.  (Refer to Item 4.A for details of the share issuances noted below, items (1) through (16)).

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			$
Fiscal 2000	Private Placements (1)	10,000,000	1,500,000
	Exercise of Warrants (1)	2,882,000	576,400
	Investment in Securities (2)	2,000,000	1,080,000
Fiscal 2001	None
Fiscal 2002	Private Placement (3)	1,480,000	99,900
Fiscal 2003	Private Placement (4)	2,000,000	200,000
	Shares Issued for Settlement of Debt (5)	5,230,925	523,092
Fiscal 2004	Private Placement (6)	6,000,000	1,796,760
	For bridge loan financing fee (7)	200,000	50,000
Fiscal 2005	Private Placement (8)	8,076,923	$5,249,999
	Shares issued as finders’ fee (8)	185,791	(120,764)
	Private Placement (9)	1,000,000	500,000
	Private Placement (10)	650,000	325,000
	Private Placement (11)	4,500,000	2,914,808
	Private Placement (12)	6,617,500	6,516,625
	Exercise of share purchase warrants and agents’ options (15)	2,024,148	1,035,608
	Exercise of stock options	154,965	52,286
	Shares issued for service	11,500	9,200
Fiscal 2006	Private Placement (13)	5,300,000	7,950,000
	Private Placement (14)	2,771,333	4,157,000
	Exercise of share purchase warrants and agents’ options (15)	7,551,194	7,426,683
	Exercise of stock options	760,407	433,321
	Shares issued for the acquisition of the Retamco Project. (16)	5,500,000	12,088,991

Note: The above figures were adjusted for 1:3 and 1:15 share consolidations in 2003 and 2001 respectively.

______________________________________________________________________________

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

There are no restrictions on what business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the New Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in whom the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the New Act.

Article 16 of the Company’s articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the New Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Article 18 details the proceedings of directors. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to a majority of the directors. If the number of directors is set at one, it quorum is deemed to be one director.

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

Subject to Article 9.2 and the New Act, the Company may:

(1)

by directors’ resolution or ordinary resolution, in each case determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued, or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)

by special resolution of the shareholders of the class or series affected, do any of the acts in 91) above if any of the shares of the class or series of shares has been issued.

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

10.G.  Statement by Experts

The Company’s auditor for its financial statements for each of the preceding three years was Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report for Fiscal 2006/2005/2005 is included with the related financial statements in this Annual Report.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Craig Sturrock is the Audit Committee financial expert.  He has been a tax attorney since 1971 and is a partner at Thorsteinssons LLP, a leading tax law firm in Vancouver.  He has many years of experience working with clients and Canada Revenue Agency on financial and tax matters. Mr. Sturrock is considered to be “Independent” under the standards of the American Stock Exchange.

ITEM 16B. CODE OF ETHICS

The Company has adopted the following written “Code of Conduct and Ethics”:

The attitude and actions of the Chief Executive Officer (the “CEO”), President, Chief Financial Officer (the “CFO”) and Corporate Controller (collectively as “Executives”) and employees of Dejour Enterprises Ltd. (the “Company”) are crucial for maintaining the Company’s commitment to (i) honest and ethical conduct, (ii) full, fair, accurate, timely and understandable disclosure in the Company’s public reports and communications, and (iii) compliance with applicable governmental laws, rules and regulations.  Accordingly, the Company’s Board of Directors has developed and adopted this Code of Conduct and Ethics (the “Code”) applicable to its Executives and employees with the goal of promoting the highest moral, legal and ethical standards and conduct within the Company.

Honest and Ethical Conduct

While the Company expects honest and ethical conduct in all aspects of the Company’s business from all employees, the Company expects the highest possible honest and ethical conduct and integrity from the Executives.  These Executives must set an example for the Company’s employees and the Company expects these officers to foster a culture of transparency, integrity and honesty.  Integrity requires adherence to both the form and the spirit of technical and ethical accounting standards and principles.

Conflicts of Interest

Service to the Company should never be subordinated to personal gain and advantage.   If any of the Executives or employees becomes aware that he or she is in a situation that presents an actual or apparent conflict of interest (i.e., any situation where that individual’s private interest or personal gain interferes or appears to interfere with the interests of the Company), or is concerned that an actual or apparent conflict of interest might develop, he or she is required to discuss the matter with the Audit Committee for the purpose of developing a means for the ethical handling of that situation.

Disclosure

The Executives, among others, have a supervisory role with respect to the preparation of the Company’s reports and documents filed with or submitted to the various securities commissions in Canada, the United States Securities and Exchange Commission (the “SEC”) and the Company’s other public communications and are responsible for taking all steps reasonably necessary to cause the disclosure in these reports, documents and other communications to be full, fair, accurate, timely and understandable.  Adequate supervision includes closely reviewing and critically analyzing the financial information to be disclosed, ensuring that proper accounting controls have been applied, that transactions are properly authorized and recorded, and that relevant records have been properly retained.  Full, fair and accurate disclosure includes the full reporting of facts, professional judgments and opinions, whether favorable or unfavorable.

Each of the Executives shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (i) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data, or (ii) any fraud, whether or not material, or any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosure or internal controls.

In the performance of their duties, the Executives are prohibited from knowingly misrepresenting facts.   The Executives will be considered to have knowingly misrepresented facts if he or she knowingly (i) makes, or permits or directs another to make, materially false or misleading entries in financial statements or records; (ii) fails to correct materially false and misleading financial statements or records; (iii) signs, or permits another to sign, a document containing materially false and misleading information; or (iv) falsely responds, or fails to respond, to specific inquires of the Company’s external auditors.

The Executives are prohibited from directly or indirectly taking any action to interfere with, fraudulently influence, coerce, manipulate or mislead the Company’s independent public auditors in the course of any audit of the Company’s financial statements or accounting books and records.

Compliance with Law

It is the Company’s policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of the Executives and employees to adhere to the standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters. Each of the Executives and employees shall promptly bring to the attention of the Audit Committee any information he or she may have concerning evidence of a material violation of securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of a violation of the Company’s Code.

Accountability

The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by the Executives and employees with the goal of deterring wrongdoing and promoting accountability for adherence to this Code.  Actions may include written notice, censure, demotion or re-assignment, suspension with or without pay or benefits and termination of employment.

Violations of this Code may also constitute violations of law and may result in civil and criminal penalties for the violator, the violator’s supervisors and the Company.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table details the fees incurred by the Company to Dale Matheson Carr-Hilton LaBonte LLP, Independent Chartered Accountants, for professional services provided to the Company for the fiscal years ended December 31, 2006 and 2005.

	2006	2005
Audit Fees:
Audit Fees:	$ 42,000	$ 19,750
Audit Related Fees: (1)	5,000	3,200
Tax Fees	Nil	Nil
Other Fees (2)	2,250	2,000

Total Fees:	$ 49,250	$ 24,950

(1)

Audit Related fees are for reviewing the Company’s 20-F Registration Statement.

(2)

Other Fees are for assistance with broker due diligence on private placement financings.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Dale Matheson Carr-Hilton Labonte LLP, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The report of Dale Matheson Carr-Hilton LaBonte LLP, Independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report dated April 2, 2007

Consolidated Balance Sheets at December 31, 2006 and 2005.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005, and 2004.

Consolidated Statements of Cash Flows for years ended December 31, 2006, 2005, and 2004.

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

DECEMBER 31, 2006

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

#

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Dejour Enterprises Ltd.

We have audited the consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 2, 2007

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(In Canadian $)	December 31,	December 31,
	2006	2005

ASSETS
Current
Cash and cash equivalents	$ 17,660,163	$ 12,387,314
Marketable securities (Note 5)	306,271	-
Prepaids and other	185,862	92,242
	18,152,296	12,479,556

Investment in Titan (Note 3)	36,538,953	-
Equipment (Note 4)	106,953	111,643
Resource properties (Note 5)	25,879,526	3,425,154

	$ 80,677,728	$ 16,016,353

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 556,137	$ 312,222
Promissory note (Note 6)	5,827,000	-
	6,383,137	312,222

Long term liabilities
Convertible debentures (Note 6)	1,343,978	-
Future income tax liabilities (Note 11)	1,508,234	-
	2,852,212	-

SHAREHOLDERS' EQUITY
Share capital (Note 8)	48,671,383	18,190,174
Contributed surplus (Note 10)	1,648,398	279,085
Retained earnings (deficit)	21,122,598	(2,765,128)
	71,442,379	15,704,131

	$ 80,677,728	$ 16,016,353

  Approved on behalf of the Board

“Robert Hodgkinson”	“Douglas Cannaday”
Robert Hodgkinson – Director	Douglas Cannaday – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(In Canadian $)	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

EXPENSES
Amortization	$ 29,726	$ 14,713	$ -
Interest expense and finance fee	107,031	1,589	52,087
Investor relations	1,079,161	626,686	12,753
Fees for management and consultants	826,712	454,410	67,434
Stock-based compensation for management and consultants (Note 9)	1,295,127	308,434	6,131
Office and general	224,475	159,799	25,769
Professional fees	44,023	34,636	53,942
Property investigation costs	117,192	91,834	10,430
Regulatory and filing fees	92,713	150,474	30,991
Rent	175,655	126,718	13,081
Travel and accommodation	141,724	61,350	17,465
	4,133,539	2,030,643	290,083

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(4,133,539)	(2,030,643)	(290,083)
Finder’s fee (Note 5)	306,271	-	-
Interest income	673,559	99,530	-
Gain on disposition of uranium properties (Note 5)	30,177,082	-	-
Equity loss from Titan (Note 3)	(19,031)	-	-
Foreign exchange gain (loss)	(66,616)	(46,941)	-
Impairment of oil and gas properties (Note 5)	(2,596,074)	-	(102,016)

INCOME (LOSS) BEFORE INCOME TAXES	24,341,652	(1,978,054)	(392,099)

FUTURE INCOME TAX (EXPENSES) RECOVERY (Notes 8 and 11)	(453,926)	366,135	-

NET INCOME (LOSS) FOR THE YEAR	23,887,726	(1,611,919)	(392,099)

DEFICIT, BEGINNIN OF YEAR	(2,765,128)	(1,153,209)	(761,110)

RETAINED EARNINGS (DEFICIT), END OF YEAR	$21,122,598	$(2,765,128)	$(1,153,209)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – basic	52,564,033	25,611,539	9,856,071

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – diluted	56,557,807	25,611,539	9,856,071

BASIC EARNINGS (LOSS) PER SHARE	$ 0.45	$ (0.06)	$ (0.04)
DILUTED EARNINGS (LOSS) PER SHARE	$ 0.42	$ (0.06)	$ (0.04)

 DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian $)	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$23,887,726	$(1,611,919)	$(392,099)
Adjustment for items not affecting cash
Amortization	29,726	14,713	-
Equity loss from Titan	19,031	-	-
Non-cash finder’s fee income	(306,271)	-	50,000
Non-cash stock-based compensation	1,295,127	308,434	6,131
Non-cash consulting fees and other expenses	282,075	9,200	-
Impairment of oil and gas properties	2,596,074	-	102,016
Future income tax expenses (recovery)	453,926	(366,135)	-
Gain on disposal of uranium properties	(30,177,082)	-	-
	(1,919,668)	(1,645,707)	(233,952)

Changes in non-cash working capital balances	150,295	206,881	2,145

	(1,769,373)	(1,438,826)	(231,807)

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures related to the acquisition of Titan shares	(107,983)	-	-
Purchase of equipment	(25,036)	(126,356)	-
Resource properties expenditures	(12,013,765)	(3,425,152)	(102,017)

	(12,146,784)	(3,551,508)	(102,017)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	19,189,006	15,784,810	1,796,760

	19,189,006	15,784,810	1,796,760

INCREASE IN CASH AND CASH EQUIVALENTS	5,272,849	10,794,476	1,462,936

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,387,314	1,592,838	129,902

CASH AND CASH EQUIVALENTS, END OF YEAR	$17,660,163	$12,387,314	$1,592,838

Supplementary Cash Flow Information – See Note 12

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 1- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

During 2004, Dejour Enterprises Ltd. (the “Company” or “Dejour”) was reactivated to Tier 2 Issuer status on the TSX Venture Exchange (“TSX-V”) and is currently exploring and developing early stage energy projects with a focus on uranium and oil and gas.

Since its reactivation, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan and acquired the rights to participate in oil and gas exploration joint ventures.

During 2006, the Company acquired interest in an oil and gas exploration joint venture known as the Retamco project in Piceance and Uinta Basins in the States of Colorado and Utah, USA.

In December 2006, the Company closed the disposition of its uranium properties to Titan Uranium Inc. (“Titan”) for 36.5% of Titan’s issued shares and three million share purchase warrants.  The Company retained a 10% carried working interest and a 1% net smelter royalty in the properties.  See Note 3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as indicated in Note 15, they also comply, in all material respects, with United States generally accepted accounting principles. All amounts in these financial statements are expressed in Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its inactive wholly-owned subsidiary, Dejour Energy (USA) Corp., incorporated in Nevada, and its 90% owned joint venture subsidiary Dejour Energy (Alberta) Ltd. incorporated in April 2006 which has been accounted for using the proportionate consolidation method.  All intercompany transactions are eliminated upon consolidation.

Marketable Securities

Marketable securities are carried at the lower of cost or market value.  Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date.

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

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

Oil and gas properties:

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration salaries and related benefits.  Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

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

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment

20%

Computer equipment

30%

Software

100%

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition.

Investments

The Company accounts for its investments in other companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee company and reduced by dividends received.  Carrying values of equity investments are reduced to estimated market values if there is other than a temporary decline in the value of the investment.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Earnings (Loss) per Share

The Company uses the treasury stock method for the computation and disclosure of earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assume that proceeds received from in-the-money warrants and stock options are used to repurchase common shares at the prevailing market rate.

Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted earnings per share for 2006 has been presented based on weighted average fully diluted shares outstanding of 56,557,807.  Diluted loss per share figures is equal to those of basic loss per share for 2004 and 2005 since the effects of options and warrants have been excluded as they are anti-dilutive.

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

The Company's US subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the year.

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

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, promissory notes and convertible debentures.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity, except for fair value of debt and equity components of convertible debentures and promissory notes which are as disclosed in Note 6. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (con’t)

Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation to employees and consultants. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The Company has adopted the fair value based method for options granted or altered to non-employees and employees in fiscal years commencing on or after January 1, 2002. The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

The Company has granted stock options to directors and employees as described in Note 9.

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

The Company has adopted the recommendation by the Emerging Issues Committee (“EIC”) of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers and applicable tax filing have been made with the Canada Revenue Agency..

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

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 3 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totalling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

1.

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  The Company is restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan;

2.

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days.  50% of these warrants were vested on the date of closing and the remaining 50% will vest twelve months after closing.

3.

The Company retained a 1% Net Smelter Return on all properties;

4.

The Company retained a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The estimated fair market value of Titan’s shares and warrants at the date of acquisition were $31,650,000 and $4,800,000 respectively.  The investment in Titan has been accounted for using the equity method of accounting and includes related legal fees and other costs of acquisition of $107,983.  The Company’s share of losses in Titan for the period ended December 31, 2006 was $19,031. The Company owned approximately 33% of Titan as at April 2, 2007.

NOTE 4 –EQUIPMENT

	2006			2005
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$96,066	$24,872	$71,194	$84,806	$8,480	$76,326
Computer equipment	53,338	18,596	34,742	41,550	6,233	35,317
Software	2,033	1,016	1,017	-	-	-
	$151,437	$44,484	$106,953	$126,356	$14,713	$111,643

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 5 - RESOURCE PROPERTIES

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  In December 2006 the Company sold a 90% interest in these properties to Titan as disclosed in Note 3.  The Company realized a gain on disposition of $30,177,082.

	December 31, 2004	Acquisition Costs	Exploration & Development Cost	December 31, 2005	Exploration & Development Costs	Disposal (Note 3)	December 31, 2006

Bozo	$ -	$1,604	$1,694	$3,298	$9,381	$(11,411)	$1,268
Fleming Island	-	33,369	314,513	263,605	105,219	(331,942)	36,882
Gartner Lake	-	51,754	125,876	208,141	23,362	(208,353)	23,150
Hoppy North	-	20,035	2,045	22,080	33,885	(50,369)	5,596
Hoppy South	-	13,235	2,139	15,374	23,405	(34,901)	3,878
Maybelle River	-	35,291	144,406	178,372	18,739	(177,400)	19,711
Meanwell Lake	-	34,753	63,729	153,683	539,460	(623,829)	69,314
R-Seven	-	120,786	287,868	351,883	1,730,127	(1,873,809)	208,201
Sand Hill Lake	-	184,247	269,934	505,568	1,099,548	(1,444,604)	160,512
Sheila Project	-	7,903	2,045	9,948	18,981	(26,036)	2,893
Thornburn Lake	-	29,178	2,369	31,547	28,586	(54,120)	6,013
Umpherville Lake	-	11,402	2,045	13,447	17,632	(27,971)	3,108
Umpherville West	-	3,343	1,695	5,038	9,467	(13,054)	1,451
Virgin Trend North	-	123,087	255,826	342,978	1,109,288	(1,307,039)	145,227
Virgin Trend South	-	19,739	31,229	92,177	5,691	(88,081)	9,787

Total Uranium Properties	$ -	$689,726	$1,507,413	$2,197,139	$4,772,771	$(6,272,919)	$696,991

Oil & Gas Properties

	December 31, 2005	Acquisition Costs	Exploration & Development	Write-down	December 31, 2006

Retamco Project	$ -	$25,182,532	$ -	$ -	$25,182,532
Lavaca Prospect	163,622	-	56,526	(220,148)	-
Tinsley Prospect	1,064,391	-	1,311,536	(2,375,926)	1
Golden Prairie Prospect	1	-	-	-	1
Turtle Bayou, Louisiana	1	-	-	-	1
	$1,228,015	$25,182,532	$1,368,062	$(2,596,074)	$25,182,535

	December 31, 2004	Acquisition Costs	Exploration & Development	December 31, 2005

Lavaca Prospect	$ -	$ 50,150	$ 113,472	$ 163,622
Tinsley Prospect	-	295,459	768,932	1,064,391
Golden Prairie Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
	$ 2	$ 345,609	$ 882,404	$ 1,228,015

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 5 - RESOURCE PROPERTIES (con’t)

Retamco Project

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation.  The cost to the Company was $25,182,532 and included cash of $5,511,000 (US$5,000,000), 5,500,000 common shares valued at $12,088,991 (US$10,726,700), a promissory note with face value of $5,643,000 (US$5,000,000) and the issuance of a $1,577,609 (US$1,397,846) two-year 8% convertible debenture.  Additional costs of $361,932 relating to the acquisition have also been capitalized to the project.  See Notes 6 and 8.

The project consists of two project types.  The “Natural Gas Resource” project covers 188,422 net acres containing natural gas assets; the second project is the “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins.

The Company owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion, equipping or abandonment.

The Company received 183,836 common shares of Brownstone Ventures Inc. (“Brownstone”, a working interest partner in the Retamco Project) with a fair value of $306,271 as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects.. As at December 31, 2006, the market value of Brownstone shares was $404,439.

Other Projects

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells are not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries three of these properties at $1 each, as it has not yet determined if these three properties contain any economical resources.

In October 2006, the Company entered into a Participation Agreement allowing it to participate in the drilling of a natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  The Company then assigned 25% of its interest in the Noel Area to a company controlled by the CEO of the Company.  After this farm-out agreement, the Company will pay 15% of the costs to earn a 9.375% working interest in 2220 acres with an option to drill additional wells earning 2220 acres to a maximum of 10,725 acres.  Drilling commenced in March 2007 and the well is expected to reach total depth around the end of April 2007.  The Company’s share of the estimated cost for drilling the first test well is $700,000.

NOTE 6 – PROMISSORY NOTE AND CONVERTIBLE DEBENTURES

On July 14, 2006, a promissory note with face value $5,643,000 (US$5,000,000) and convertible debenture with a face value of $1,577,609 (US$1,397,846) were issued to Retamco for the acquisition of the Retamco project.  Refer to Note 5.

The US$5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. This promissory note matures as follows:

January 2, 2007	US$ 2,000,000	(paid subsequently)
March 31, 2007	1,500,000	(paid subsequently)
June 30, 2007	1,500,000
	US$ 5,000,000

The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs.  The fair value of the promissory note approximates its carrying value at December 31, 2006.The convertible debenture matures on July 15, 2008, is unsecured, bears an 8% coupon, payable quarterly and is convertible at $1.52 (US$1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.69 (US$1.50) per share, expiring on July 15, 2008.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 6 – PROMISSORY NOTE AND CONVERTIBLE DEBENTURES (continued)

As at December 31, 2006, the face value of the debenture was US$1,397,846.  The Company recognized the value of the embedded conversion feature of $331,706 (US$284,629) as additional contributed surplus.  The Company will record further interest expense over the term of the convertible debentures of $331,706 (US$284,629) resulting from the difference between the stated value and the estimated fair value at the date of issuance. The carrying value of the convertible debenture will be accreted to the face value of US$1,397,846 to maturity.  At December 31, 2006, accrued interest of $60,395 (US$51,824) is included in accrued liabilities.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

During 2006, the Company incurred a total of $136,670 (2005 - $100,000) in consulting fees and accrued $17,282 (2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 6, and a $63,000 bonus payment to a private company (“HEC”) controlled by the CEO.  In October 2006, the Company assigned 25% of its interest in the Noel Area, described in Note 5, to HEC, which agreed to assume 25% of the related obligations.  In November 2006, the Company had received $234,251 from HEC, being the estimated 25% share of the exploration expenditures for the Noel Area.

b)

During 2006, the Company incurred a total of $179,000 (2005 - $122,356) in consulting fees and accrued $8,641 (2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 6, and a $13,000 bonus payment to the President of a private company controlled by the President of the Company.

c)

During 2006, the Company incurred $107,640 (2005 - $64,480) in consulting fees to a private company controlled by the CFO The Company also accrued $17,282 (2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 6 to an individual related to the CFO.

d)

During 2006, the Company’s 90% owned joint venture subsidiary (“DEAL”) incurred $105,625 of consulting fee to a company controlled by a director of DEAL.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 8 - SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2004	15,795,962	$ 2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	18,190,174
Common shares issued during 2006:
- for acquisition of Retamco Project (Note 5)	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	$ 48,671,383

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 8 - SHARE CAPITAL (con’t)

During 2006, the Company completed the following:

In March 2006, the Company completed a private placement and issued 5,300,000 flow-through shares (“FTS”) at $1.50 per share.  Gross proceeds raised of $7,950,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”), of which $2,600,000 had been spent to December 31, 2006.  Accordingly, as at December 31, 2006, approximately $5,350,000 was not available for general administrative purposes.  In connection with this private placement, the Company paid finders’ fees of $477,000 and issued 424,000 warrants, exercisable at $1.65 per share before September 2, 2007.   The grant date fair values of the agents’ warrants, estimated to be $63,600 have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In March 2006, the Company completed a private placement and issued 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised were $1,025,000.  The Company paid finders’ fees of $45,000 and issued 41,000 warrants, exercisable at $1.65 per share before December 31, 2007.  The grant date fair values of the warrants and agents’ warrants, estimated to be $51,250 and $6,150 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In April 2006, the Company completed a private placement and issued 2,088,000 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceed raised was $3,132,000.  The Company paid finders’ fees of $138,150 and issued 92,100 warrants, exercisable at $1.65 per share before December 31, 2007. The grant date fair values of the warrants and agents’ warrants, estimated to be $156,600 and $13,815 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In July 2006, the Company issued 5,500,000 shares for the acquisition of Retamco Project.  See Note 5.

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

In March 2005, the Company completed a private placement and issued a total of 8,076,923 units at $0.65 per unit for gross proceeds of $5,250,000.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007.  In connection with these private placements the Company paid finders’ fees of $262,786, paid other costs of $61,036, issued 185,791 additional units as finders’ fees and issued 717,692 agent’s options.  The agent’s options are exercisable into units at a price of $0.70 per unit with each unit consisting of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.85 per share to March 17, 2007.  The grant date fair values of the finders’ fee units, agent’s options and the warrants have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 8 - SHARE CAPITAL (con’t)

In December 2005, the Company completed a private placement and issued a total of 4,317,500 units at $0.95 per unit and 2,300,000 flow through common shares at $1.05 per share for total gross proceeds of $6,516,625.  Each unit consists of one common share and one half share purchase warrant with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.10 per share to December 14, 2007.  In connection with this private placement the Company paid finders’ fees of $275,144, paid other costs of $39,414 and issued 503,701 warrants to finders with each warrant being exercisable into a common share at a price of $1.10 per share to December 14, 2007.  The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of shareholders’ equity.  Proceeds from the flow through common shares totalling $2,415,000 are committed to be spent on CEE of which none had been spent to December 31, 2005.  Accordingly, as at December 31, 2005, approximately $2,415,000 of cash was not available for general administrative purposes.  In accordance with the accounting recommendations relating to accounting for flow-through shares, upon renouncing the expenditures, the Company will reduce the flow-through share proceeds and recognize a future tax liability by an amount approximating the tax effect of the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates.  During 2006 the Company recorded a future income tax recovery of $1,054,308 relating to the resulting future tax liability offset through the realization of previously unrecorded future tax assets due to their uncertainty of realization. Refer to Note 11.

NOTE 9 – STOCK OPTIONS AND WARRANTS

During the year ended December 31, 2006 the Company granted a total of 2,010,000 (2005 – 2,606,192) options to its insiders, consultants and advisors.  All options vest on a quarterly basis over periods ranging from eighteen months to three years.  The vested options can be exercised for periods ending between July 31, 2007 and November 1, 2009 to purchase common shares of the Company at prices ranging from $0.275 to $2.10 per share.  In accordance with accounting recommendations effective January 1, 2003, the Company expenses the fair value of all stock options granted over their respective vesting periods.  The fair value of the options granted during 2006 was determined to be $3,045,400 (2005 - $923,827).  The Company determined the fair value of stock options granted during the year using the Black-Scholes option pricing model using the following weighted average assumptions: expected option life of 2.86 years (2005 – 2.83 years), risk-free interest rate of 3.5% (2005 – 3.5%) and expected volatility of 96% (2005 – 96%).  During the current year the Company recognized a total of $1,295,127 (2005 - $308,434) of stock based compensation relating to the vesting of options.

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	950,000	$ 0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	0.527	2.71 years
Options granted	2,010,000	1.847
Options exercised	(760,407)	0.570
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 9 - STOCK OPTIONS AND WARRANTS (con’t)

Details of options exercisable as at December 31, 2006 are as follows:

Number	Exercise Price	Remaining Contractual Life
402,529	$0.275	1.83 years
389,307	0.550	1.24 years
735,000	0.600	1.65 years
33,334	0.650	0.25 years
22,332	0.660	1.29 years
2,250	0.900	0.58 years
66,667	1.250	0.09 years
100,000	1.400	2.25 years
2,083	1.750	2.84 years
50,000	1.800	0.83 years
25,000	1.950	1.92 years
331,750	2.100	2.33 years

2,160,252

During the year ended December 31, 2006, the Company issued 554,700 warrants in connection with a private placement financing as described in Note 8.  These warrants are exercisable into units at a price of $1.65 per unit until December 31, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $1.65 per share until December 31, 2007.  As at December 31, 2006, 179,637 of these agent’s warrants remain unexercised.

The following table summarizes information about warrants:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	1,500,000	$ 0.45	1.00 years
Warrants issued	9,709,436	0.88
Warrants exercised	(1,806,365)	0.49
Warrants expired	-	-

Balance, December 31, 2005	9,403,071	0.89	1.42 years
Warrants issued	2,192,720	1.56
Warrants exercised	(7,051,285)	1.00
Warrants expired	-	-
Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 9 - STOCK OPTIONS AND WARRANTS (con’t)

Details of warrants outstanding as at December 31, 2006 are as follows:

Number	Exercise Price	Remaining Contractual Life

3,319,868	$ 0.80	0.21 years
12,500	0.85	0.21 years
1,212,138	1.65	0.89 years

4,544,506

NOTE 10 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance, December 31, 2004	$ 6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)
Balance, December 31, 2005	279,085
Stock compensation on vesting of options	1,295,127
Value of conversion feature on convertible debentures	331,706
Allocated to share capital on exercise of options	(257,520)

Balance, December 31, 2006	$1,648,398

NOTE 11 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2006	2005

Income (loss) before income taxes	$ 24,341,652	$ (1,978,054)
Corporate tax rate	34.12%	34.90%

Expected tax expense (recovery)	8,305,371	(689,747)
Increase (decrease) resulting from:
Change in corporate tax rate	53,546	64,516
Disposal of uranium properties utilizing Section 85 rollover	(5,601,176)	-
Expiry of non-capital losses carried forward	-	98,074
Non-deductible stock-based compensation	441,638	107,551
Change in future tax asset valuation allowance	(3,490,610)	328,514
Share issue costs and other permanent differences	(214,975)	-
Renounced exploration expenditures and other adjustments	959,873	(275,043)

Future income tax provision (recovery)	$ 453,926	$ (366,135)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 11 – FUTURE INCOME TAXES (con’t)

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2006	2005
Future income tax assets
Non-capital losses available	$1,077,545	$1,370,506
Capital losses available	1,067,642	1,091,110
Resource pools in excess of net book value	1,540,396	762,534
Share issue costs and other	407,359	266,460

	4,092,942	3,490,610
Future income tax liabilities
Long term investments	(5,601,176)	-

	(1,508,234)	3,490,610
Valuation allowance
Valuation allowance, opening	(3,490,610)	(3,162,096)
Reversal (increase) of valuation allowance	3,490,610	(328,514)

Valuation allowance, ending	-	(3,490,610)

Net future income tax assets (liabilities)	$(1,508,234)	$ -

The Company has approximately $2,884,000 (2005 - $3,930,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2008	$ 420,000
2009	243,000
2010	91,000
2014	284,000
2015	1,846,000

$2,884,000

In addition, the Company has Canadian and Foreign exploration and development expenditures totalling approximately $5,211,000, unamortized share issue costs of approximately $1,152,000 and capital loss carryforwards of approximately $6,258,000 which may be available to reduce future taxable income. Both the exploration and development expenditures and the capital losses can be carried forward indefinitely.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 12 – SUPPLEMENTARY CASH FLOW INFORMATION

	2006	2005	2004
	$	$	$
Supplemental information relating to non-cash financing activities
Issuance of common shares for services	-	9,200	-
Bonus shares issued for bridge loan financing fee	-	-	50,000
Shares issued for Retamco Project	12,088,991	-	-
Promissory note issued for Retamco Project	5,643,000	-	-
Convertible debenture issued for Retamco Project	1,577,609	-	-
Value of shares and warrants received as proceeds on disposition of resource properties	36,450,000	-	-

Interest paid during the year	107,031	1,589	2,082
Taxes paid during the year	24,236	-	-

NOTE 13 – SUBSEQUENT EVENTS

Subsequent to the year-end, the Company granted a total of 1,950,000 options to consultants, and executive officers.  These options have an average exercise price $2.47per share, and average expiry date of four years.

Subsequent to the year-end, 3,336,453 warrants and 129,117 options were exercised for total proceeds of $2,741,582.

The Company incurred approximately $3,000,000 to $3,500,000 in acquisition and exploration expenditures to acquire interests approximating an average 25% in roughly 45,000 acres of oil and gas exploration properties in the Peace River Arch area near the border of BC and Alberta.

NOTE 14 – COMMITMENTS

Effective May 1, 2005, the Company entered in to a five year lease on its office premises.  Under the terms of the lease the Company is required to make minimum annual payment.  The Company is committed under operating lease agreement for the premises to future minimum payments as follows:

2007

 $     91,520

2008

        95,334

2009

      101,053

2010

        34,320

 $   322,227

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 15 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized provided certain criteria are met.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.  However, SEC staff has indicated that their interpretation of US GAAP requires mineral exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has expensed all mineral exploration costs for US GAAP purposes.  In addition, under Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)

Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

Under US GAAP stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian standard adopted as of January 1, 2003. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS 123 to December 31, 2002.

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

To December 31, 2006, the Company only granted stock options to consultants and did not grant any stock options to employees.

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 15 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

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

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity.  SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  For the years ended December 31, 2006, 2005 and 2004 comprehensive loss equals the loss for the year.

(f)

Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting its efforts to establishing commercially viable resource properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

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

(h)

Recent accounting pronouncements

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 15 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative a qualitative factor. SAB No. 108 is effective for period ending after November 15, 2006. The adoption of this statement had no material effect on the Company's reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement had no material effect on the Company's reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

 NOTE 15 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(i)

Reconciliation:

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i)	Assets
		December 31, 2006	December 31, 2005

	Total assets, under Canadian GAAP	$ 80,677,728	$ 16,016,353
	Exploration costs – unproven resource properties	(628,018)	(1,507,413)

	Total assets, under US GAAP	$ 80,049,710	$ 14,508,940
(ii)	Liabilities
		December 31, 2006	December 31, 2005

	Total liabilities, under Canadian GAAP	$ 9,235,349	$ 312,222
	Add: flow through issue cost liability	-	115,000

	Total liabilities, under US GAAP	$ 9,235,349	$ 427,222

(iii)	Share Capital
		December 31, 2006	December 31, 2005

	Total share capital, under Canadian GAAP	$ 48,671,383	$ 18,190,174
	Add: flow through issue cost under Canadian GAAP	1,054,308	366,135
	Less: flow through issue cost under US GAAP	-	(115,000)

	Total share capital under US GAAP	$ 49,725,691	$ 18,441,309

(iv)	Retained Earnings (Deficit)
		December 31, 2006	December 31, 2005

	Retained Earnings (Deficit), under Canadian GAAP	$ 21,122,598	$ (2,765,128)
	Add: gain on disposal of uranium properties	5,652,166	-
	Less: exploration costs – unproven resource properties	(6,280,184)	(1,507,413)
	Less: flow through share future tax recovery	(1,054,308)	(366,135)

	Retained Earnings (Deficit) under US GAAP	$ 19,440,542	$ (4,638,676)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

(In Canadian $)

NOTE 15 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(i)

Reconciliation:

(v)	Net income (loss) for the year
			For the year ended December 31
			2006	2005	2004

	Net income (loss) for the year, under Canadian GAAP	$23,887,726		$(1,611,919)	$(392,099)
	Add: gain on disposal of uranium properties	5,652,166		-	-
	Less: exploration cost - unproven resource properties	(4,772,771)		(1,507,413)	-
	Less: flow through share future tax recovery	(1,054,308)		(366,135)	-

	Net income (loss) for the year, under US GAAP	$23,712,813		$(3,485,467)	$(392,099)

(vi)	Cash used in operating activities
			For the year ended December 31
			2006	2005	2004

		Cash used in operating activities, under Canadian GAAP	$(1,769,373)	$(1,438,826)	$(231,807)
		Less: exploration costs - unproven resource property
		expenditure	(4,772,771)	(1,507,413)	(102,017)

		Cash used in operating activities, under US GAAP	$ (6,542,144)	$(2,946,239)	$(333,824)

(vii)	Cash used in investing activities
			For the year ended December 31
			2006	2005	2004

		Cash used in investing activities, under Canadian GAAP	$(12,146,784)	$(3,551,508)	$(102,017)
	Add:		4,772,771	1,507,413	102,017

		Cash used in investing activities, under US GAAP	$(7,374,013)	$(2,044,095)	$ -

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

Registrant

Dated: July 13, 2007	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

#