Form 20-F/A
period 2006-12-31
DEJOUR ENTERPRISES LTD
filed 2007-10-29
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #1

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

Index to Exhibits on Page 68

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

BUSINESS OF DEJOUR ENTERPRISES LTD.

Since the divestiture of its uranium exploration property interests in December 2006, Dejour Enterprises Ltd. is principally an exploration-stage company engaged in the acquisition and exploration of oil and gas properties.

As of the end of the Company’s most recent fiscal year ended December 31, 2006, the Company had no known proven reserves of oil and gas on the Company’s properties.  The Company did not have any commercially producing wells or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

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

Beginning in early 2005, Dejour began searching for mineral properties that management believed had potential of uranium mineralization or oil and/or gas. Disclosure pertaining to the mineral properties is found in ITEM 4.D Property, Plant and Equipment.

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

Dejour is an exploration stage company and there is no assurance that commercially viable oil and gas deposits exist on any of its current properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

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

As at June 22, 2007, Dejour has two subsidiaries.  100% owned Dejour Energy (USA) Corp is used to hold the Company’s oil & gas properties in the US, and 90% owned Dejour Energy (Alberta) Ltd. is used to hold its oil & gas properties in Canada. Subsequent to the end of the fiscal year ended December 31, 2007, the Company acquired the remaining 10% of Dejour Energy (Alberta) Ltd.

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

Uinta-Piceance Basin
WYOMING
Properties of
Dejour Energy (USA) Inc
September 14, 2007
0
10
20
30
40
Miles
Salt Lake City
Summit County
Daggett County
Moffat County
Routt County
Duchesne County
Uintah County
Rio Blanco County
Garfield County
Eagle County
Denver
Carbon County
Grand County
Pitkin County
Emery County
Mesa County
Delta County
Gunnison County
Montrose County
Wayne County
San Juan County
UTAH
COLORADO
SAND WASH
SAND WASH
SAND WASH
SAND WASH
SAND WASH
ASHLEY
DINOSAUR
PINYON RIDGE
WADDLE CREEK
MEEKER
BONANZA
RANGELY
RIO BLANCO DEEP
BOOK CLIFFS
SEEP RIDGE
TRI COUNTY
GIBSON GULCH
GRAND VALLEY
GIBSON GULCH
BOOK CLIFFS
PLATEAU
GREEN RIVER
CISCO
GUNNISON
SAN JUAN

The total current area of projects is 293,473 gross acres (275,934 net acres to the joint-venture) consisting of two project types. There are 17 Resource (Gas) projects (220,465 gross/207,934 net acres) and 1 Subthrust Project (Deep Oil) project (73,009 gross/68,000 net acres). The Company holds a 25% working interest in the “Natural Gas Resource” projects which are a well defined stratigraphic gas resource, containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The Company holds a 12.5% interest in the deep “Subthrust Oil” project located in the northern Piceance/Uinta Basins. Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The lease details for each project are as follows:

Prospect Name	Lease #	JV Gross Acres	JV Net Acres	Dejour Net Acres	Effective Date	Expiration Date

Ashley	UTU 81189	1,920.00	1,920.00	480.00	1/10/2005	9/30/2015

Bitter Creek	UTU 73460	640.00	640.00	160.00	1/10/1996	9/30/2006
	UTU 73461	2,111.84	2,111.84	527.96	1/10/1996	9/30/2006
	UTU 73462	1,920.00	1,920.00	480.00	1/10/1996	9/30/2006
	UTU 84267	1,563.90	1,563.90	390.98	1/04/1998	3/31/2008

	ML 46436	1,280.00	1,280.00	320.00	1/04/1999	1/4/2009
	UT-01-90a	1,455.60	360.08	90.02	4/20/2004	4/20/2009
	UT-01-90b	1,455.60	360.08	90.02	4/20/2004	4/20/2009
	UT-01-90c	1,295.60	362.13	90.53	4/20/2004	4/20/2009
	UTU 76801	160.00	160.00	40.00	1/12/1997	11/30/2007
	UTU 81207	640.00	640.00	160.00	1/10/2005	9/30/2015
		12,522.54	9.398.02	2,349.51

Bonanza	UTU 75118	40.00	40.00	10.00	1/04/1996	3/31/2006
	UTU 64575	2,093.61	1,046.81	261.70	1/10/1998	9/30/2008
	ML 50083	200.90	200.90	50.23	1/12/2005	1/12/2010
		2,334.51	1,287.71	321.93

Cisco	ML 49171	200.00	200.00	50.00	1/9/2003	1/9/2013
	ML 49211	640.00	640.00	160.00	1/12/2003	1/12/2013
	ML 49212	440.00	440.00	110.00	1/12/2003	1/12/2013
	UTU 81022	200.00	200.00	50.00	1/2/2005	1/31/2015
	ML 49254	640.00	640.00	160.00	1/3/2004	1/3/2014
	ML 49255	640.68	640.68	160.17	1/3/2004	1/10/2005
	UTU 81170	643.92	643.92	160.98	1/10/2005	9/30/2015
	UTU 81186	681.16	681.16	170.29	1/10/2005	9/30/2015
	UTU 81187	454.70	454.70	113.68	1/10/2005	9/30/2015
	ML 49336	640.00	640.00	160.00	1/6/2004	1/6/2014
	ML 49484	320.00	320.00	80.00	1/12/2004	1/12/2004
	ML 49486	450.90	450.90	112.73	1/12/2004	1/12/2004

	ML 49487	320.00	320.00	80.00	1/12/2004	1/12/2014
	ML 49489	640.96	640.96	160.24	1/12/2004	1/12/2014
	ML 49657	280.00	280.00	70.00	1/3/2005	1/03/2015
	UTU 82564	645.20	645.20	161.30	1/10/2005	09/30/2015
	UTU 82569	2,524.78	2,524.78	631.20	1/10/2005	09/30/2015
	UTU 82579	1,037.72	1,037.72	259.43	1/10/2005	09/30/2015
	UTU 82591	1,919.92	1,919.92	479.98	1/10/2005	09/30/2015
	ML 49973	640.00	640.00	160.00	1/9/2005	1/09/2015
	UTU 85253	1,304.16	1,304.16	326.04	*	*
	UTU 85254	320.00	320.00	80.00	1/1/2007	12/31/2016
	UTU 85269	2,240.00	2,240.00	560.00	*	*
	UTU 85447	1,820.78	1,820.78	455.20	*	*
		19,644.88	19,644.88	4,911.22

Displacement Point	ML 47558	639.28	639.28	159.82	1/5/1997	1/5/2007
	UTU 71654	1,760.00	1,760.00	440.00	1/4/1997	03/31/2007
	UTU 84266	240.00	240.00	60.00	1/4/1997	03/31/2007
	UTU 74430	678.55	678.55	169.64	1/7/1998	06/30/2008
	UTU 72739	2,556.35	2,556.35	639.09	1/4/1998	03/31/2008
	UTU 73472	280.00	280.00	70.00	1/10/2000	09/30/2010
	UTU 73714	2,120.00	2,120.00	530.00	1/1/1999	12/31/2008
	UTU 73715	1,840.00	1,840.00	460.00	1/1/1995	12/31/2004
	UTU 73927	1,360.00	1,360.00	340.00	1/4/1995	03/31/2005
	UTU 73928	120.00	120.00	30.00	1/4/1995	03/31/2005
	UTU 73475	842.80	842.80	210.70	1/10/2000	09/30/2010
	ML 46307	640.00	640.00	160.00	1/3/1999	1/3/2009
	ML 46312	439.73	439.73	109.93	1/3/1999	1/3/2009
	ML 46309	640.00	640.00	160.00	1/3/1997	1/3/2007
	UTU 73189	440.00	440.00	110.00	1/6/1997	05/31/2007
	UTU 72039	2,240.00	2,240.00	560.00	116/1997	05/31/2007
	UTU 72075	1,280.00	1,280.00	320.00	117/1998	06/30/2008
	UTU 70905	1,280.00	384.00	96.00	1/1/1999	12/31/2008
	UTU 76739	409.35	409.35	102.34	1/10/2001	09/30/2011
	UTU 76739	210.50	210.50	52.63	1/10/2003	09/30/2008
	ML 47798	40.00	40.00	10.00	1/12/1997	1/12/2007
	UTU 77555	40.00	40.00	10.00	1/10/1998	09/30/2008
	UTU 81218	440.00	220.00	55.00	1/10/2005	09/30/2015
	UTU 84714	157.84	78.92	19.73	1/10/2005	09/30/2015
		20,694.40	19,499.48	4,874.87

Evacuation Creek	UTU 73029	489.83	489.83	122.46	1/4/1999	03/31/2009

Gorge Spring	UTU 72067	2,406.46	2,406.46	601.62	1/7/1997	06/30/2007
	UTU 72068	1,392.22	1,392.22	348.06	1/7/1998	06/30/2008
	UTU 84199	959.08	959.08	239.77	1/7/1998	06/30/2008
	UTU 73031	1,982.13	1,982.13	495.53	1/4/1996	03/31/2006
	UTU 73033	631.67	631.67	157.92	1/4/1996	03/31/2006
	UTU 73032	1,408.23	1,408.23	352.06	1/4/1996	03/31/2006
	UTU 72399	1,881.47	1,881.47	470.37	1/10/1995	09/30/2005
	UTU 73929	1,114.98	1,114.98	278.75	1/4/1995	03/31/2005
	UTU 73932	1,117.92	1,117.92	279.48	1/4/1995	03/31/2005
	UTU 73935	1,918.64	1,918.64	479.66	1/4/1995	03/31/2005
	UTU 72738	210.24	210.24	52.56	1/4/1996	03/31/2006
	UTU 72674	419.39	419.39	104.85	1/1/1996	12/31/2005
	ML 45900	640.00	640.00	160.00	1/6/1998	1/6/2008
	ML 45899	642.16	642.16	160.54	1/6/1998	1/6/2008
	ML 46737	640.00	640.00	160.00	1/11/1999	1/11/2009
	UTU 81219	800.39	400.20	100.05	1/10/2005	09/30/2015
	UTU 81220	360.00	360.00	90.00	1/10/2005	09/30/2015
	UTU 84203	640.00	640.00	160.00	1/10/2005	09/30/2015
		19,164.98	18.764.79	4,691.20

Green River	ML 49253	640.00	640.00	160.00	1/3/2004	1/3/2014
	ML 49256	720.00	720.00	180.00	1/3/2004	1/3/2014
	ML 49257	280.00	280.00	70.00	1/3/2004	1/3/2014
	ML 49258	640.00	640.00	160.00	1/3/2004	1/3/2014
	ML 49259	640.36	640.36	160.09	1/3/2004	1/3/2014
	UTU 80206	3,334.78	3,334.78	833.70	1/8/2002	07/31/2012
	ML 49174	640.00	640.00	160.00	1/9/2003	1/9/2013
	UTU 81008	2,200.00	2,200.00	550.00	1/2/2005	01/31/2015
	UTU 81009	794.51	794.51	198.63	1/2/2005	01/31/2015
	UTU 81174	996.59	996.59	249.15	1/5/2004	04/30/2014
	UTU 81175	880.00	880.00	220.00	1/512004	04/30/2014
	UTU 81176	640.00	640.00	160.00	1/10/2005	09/30/2015
	UTU 81228	1,373.92	1,373.92	343.48	1/5/2004	04/30/2014
	ML 49660	1,181.42	1,181.42	295.36	1/3/2005	1/31/2015
	UTU 84937	808.70	808.70	202.18	1/10/2006	09/30/2016
	UTU 84941	335.79	335.79	83.95	1/10/2006	09/30/2016
		16,106.07	16,106.07	4,026.52

Oil Shale	ML 49190	1,559.75	1,559.75	389.94	1/9/2003	1/9/2013
	ML 49191	1,994.58	1,994.58	498.65	1/9/2003	1/9/2013
	ML 49189	40.00	40.00	10.00	1/9/2003	1/9/2013
		3,594.33	3,594.33	898.58

San Juan	UTU 81304	677.59	677.59	169.40	1/5/2004	04/30/2014

Seep Ridge	ML 49154	640.88	640.88	160.22	1/9/2003	1/9/2013
	ML 49786	640.00	640.00	160.00	1/6/2005	1/6/2010
	ML 50421	162.50	162.50	40.63	1/9/2006	1/91/2011
		1,443.38	1,443.38	360.85

Tri County South	UTU 73460	80.00	80.00	20.00	1/10/1994	09/30/2004
	ML 49401	640.00	640.00	160.00	1/9/2004	1/9/2014
	UTU 79804	320.00	320.00	80.00	1/9/2001	08/31/2011
	ML 49155	277.74	138.87	34.72	1/9/2003	1/9/2013
	UTU 81207	320.00	320.00	80.00	1/10/2005	09/30/2015
	UTU 81208	1,928.24	1,928.24	482.06	1/10/2005	09/30/2015
	ML 49776	640.00	640.00	160.00	1/6/2005	1/6/2010
	ML 49789	40.00	40.00	10.00	1/6/2005	1/6/2010
	UTU 84678	1,920.00	1,920.00	480.00	*	*
	ML 50427	640.00	640.00	160.00	1/9/2006	1/9/2011
	UTU 85601	191.64	191.64	47.91	*	*
		6,997.62	6,858.75	1,714.69

Book Cliffs	COC 60439	1,159.56	1,159.56	289.89	1/6/1997	1/6/2007
	COC 66372	945.07	945.07	236.27	1/2/2003	01/31/2013
	COC 66374	1,215.81	1,215.81	303.95	1/2/2003	01/31/2013
	COC 66376	285.24	285.24	71.31	1/2/2003	01/31/2013
	COC 87584	861.67	861.67	215.42	1/10/2004	09/30/2014
	COC 67585	900.41	900.41	225.10	1/10/2004	09/30/2014
	COC 67586	1,920.40	1,920.40	480.10	1/10/2004	09/30/2014
	COC 68354	320.00	320.00	80.00	1/6/2005	05/31/2015
	COC 59673	632.64	632.64	158.16	1/12/2006	11/31/2016
	CDC 65150	200.00	200.00	50.00	1/9/2001	08/31/2011
	COC 65147	80.14	80.14	20.04	1/9/2001	08131/2011

	COC 67576	2,287.64	2,287.64	571.91	1/10/2004	9/30/2014
	COO 69665	1,413,83	1,413.83	353.46	1/12/2006	11/31/2016
	COC 69803	1,580.85	1,580.85	395.21	1/12/2006	11/31/2016
	COC 69804	970.82	970.82	242.71	1/12/2006	11/31/2016
	COC 69812	1,520.00	1,520.00	380.00	1/12/2006	11/31/2016
	COC 69813	1,280.00	1,280.00	320.00	1/12/2006	11/31/2016
	COC 65577	120.00	120.00	30.00	1/12/2001	11/30/2011
	COC 70012	1,214.84	1,214.84	303.71	6/1/2007	5/31/2017
	COC 70013	1,264.51	1,264.51	316.13	6/1/2007	5/31/2017
		20,173.43	20,173.43	5,043.36

Gibson Gulch	COC 65531	1,520.00	1,520.00	380.00	1/12/2001	11/30/2011
	COC 65522	919.74	919.74	229.94	1/12/2001	11/30/2011
	COC 66370	680.00	680.00	170.00	1/12/2002	11/30/2012
	COC 68793	465.58	465.58	116.40	1/2/2006	01/31/2016
	COC 69659	40.00	40.00	10.00	1/7/2006	06/30/2016
		3,625.32	3,625.32	906.33

Grand Valley West	COC 67373	1,960.72	1,960.72	490.18	1/7/2004	06/30/2014
	COC 67375	1,918,93	1,918.93	479.73	1/7/2004	06/30/2014
	COC 67555	1,28000	1,280.00	320.00	1/10/2004	09/30/2014
	COC 68097	20.55	20.55	5.14	1/4/2005	03/31/2015
		5,180.20	5,180.20	1,295.05

Gunnison	COC 65551	1,164.13	1,164.13	291.03	1/12/2001	11/30/2011
	COC 65553	640.00	640.00	160.00	1/12/2001	11/30/2011
	COC 69385	480.92	480.92	120.23	1/8/2006	07/31/2016
	COC 69388	2,529.42	2,529.42	632.36	1/8/2006	07/31/2016
	COC 65511	1,280.00	1,280.00	320.00	1/12/2001	11/30/2011
	COC 71265	1,347.90	673.97	168.49
		7,442.37	6,768.44	1,692.11

Meeker	COC 61055	160.00	160.00	40.00	1/11/1997	10/31/1997
	COC 65793	235.73	235.73	58.93	1/4/2002	03/31/2012
	COC 67393	171.47	171.47	42.87	1/7/2004	06/30/2014
	COC 66021	168.32	168.32	42.08	1/4/2003	03/31/2013
	COC 67380	1,800.00	1,800.00	450.00	1/7/2004	06/30/2014
	COC 59489	45.75	45.75	11.44	1/8/1998	07/31/2008
	COC 64885	96.26	96.26	24.07	1/6/2001	05/31/2011
	COC 64894	40.00	40.00	10.00	1/6/2001	05/31/2011

COC 65839	282.14	282.14	70.54	1/4/2002	03/31/2012
COC 67390	1,547.28	1,547.28	386.82	1/7/2004	06/30/2014
COC 67391	998.79	998.79	249.70	1/7/2004	06/30/2014
COC 67392	799.48	799.48	199.87	1/7/2004	06/30/2014
COC 67383	739.92	739.92	184.98	1/7/2004	06/30/2014
COG 70064	1,233.85	1,23385	308.46	1/10/2006	09/30/2016
COC 70065	2,030.00	2,030.00	507.50	1/10/2006	09/30/2016
COC 70066	2,365.15	2,365.15	591.29	1/10/2006	09/30/2016
COC 70067	1,920.00	1,920.00	480.00	1/18/2007	07/31/2017
	14,634.14	14,634.14	3,658.54

Pinyon Ridge	COC 66385	1,000.00	1,000.00	250.00	1/12/2002	11/30/2012
	COC 67175	1,280.00	1,280.00	320.00	1/12/2003	11/30/2013
	COC 67176	1,720.18	1,720.18	430.05	1/12/2003	11/30/2013
	COC 67177	2,360.00	2,360.00	590.00	1/12/2003	11/30/2013
	Museum	320.00	320.00	80.00	4/13/2004	04/13/2009
	COC 67810	1,000.00	1,000.00	250.00	1/9/2004	08/31/2014
	8529.5	640.00	640.00	160.00	8/16/2005	08/16/2010
	COC 69423	1,084.12	1,084.12	271.03	1/4/2006	03/31/2016
	COC 69427	1,720.00	1,720.00	430.00	1/8/2006	07/31/2016
	COC 69735	760.00	760.00	190.00	1/12/2006	11/31/2016
	COC 69737	1,120.00	1,120.00	280.00	1/12/2006	11/31/2016
	COC 69755	861.42	861.42	215.36	1/12/2006	11/31/2016
	COC 69780	640.00	640.00	160.00	1/6/2006	5/31/2016
	COC 69781	1,921.44	1,921.44	480.36	1/12/2006	11/31/2016
	COC 69782	1,120.00	1,120.00	280.00	1/7/2006	6/30/2016
	COO 66386	1,000.00	1,000.00	250.00	1/12/2002	11/30/2012
	COC 66388	2,080.00	2,080.00	520.00	1/12/2002	11/30/2012
		20,627.16	20,627.16	5,156.79
Plateau	COC 65774	280.00	140.00	35.00	1/4/2002	03/31/2012
	COC 65772	1,086.29	543.15	135.79	1/4/2002	03/31/2012
	COC 68802	534.53	534.53	133.63	1/2/2006	01/31/2016
	COC 68804	1,602.81	1,602.81	400.70	1/2/2006	01/31/2016
	COC 68805	1,280.00	1,280.00	320.00	1/2/2006	01/31/2016
	COC 70012	1,214.84	1,214.84	303.71	1/6/2007	05/31/2017
	COC 70013	1,264.51	1,264.51	316.13	1/6/2007	05/31/2017
		7,262.98	5,315.33	1,328.83

Rangely	COC 10333	40.00	40.00	10.00	1/3/1970	HBP
	COC 65851	1,602.33	801.17	200.29	1/4/2002	03/31/2012
	COC 65852	1,493.38	746.69	186.67	1/4/2002	03/31/2012
	COC 65853	2,091.78	1,045.89	261.47	1/4/2002	03/31/2012
	COC 65854	1,327.12	663.56	165.89	1/4/2002	03/31/2012
	COC 65848	585.94	292.97	73.24	114/2002	03/31/2012
	COC 66390	531.19	531.19	132.80	1/12/2002	11/30/2012
	COC 64927	757.51	757.51	189.38	1/6/2001	05/31/2011
	COC 64931	147.01	147.01	36.75	1/6/2001	05/31/2011
	COC 67404	1,274.00	1,274.00	318.50	1/7/2004	06/30/2014
	COC 67405	2,560.00	2,560.00	640.00	1/7/2004	06/30/2014
	COC 67406	2,560.00	2,560.00	640.00	1/7/2004	06/30/2014
	COC 67407	2,550.56	2,550.56	637.64	117/2004	06/30/2014
	COC 67408	2,560.00	2,560.00	640.00	1/7/2004	06/30/2014
	COC 67422	1,163.88	1,163.88	290.97	1/7/2004	06/30/2014
	COC 67423	1,926.56	1,926.56	481.64	117/2004	06/30/2014
	COC 68143	2,350.20	2,350.20	587.55	1/4/2005	03/31/2015
		25,521.46	21,971.19	5,492.80

Rio Blanco Deep	COC 65775	659.16	659.16	164.79	1/4/2002	03/31/2012
	COC 61210	1,599.07	1,599.07	399.77	1/11/1997	10/31/2007
	COC 67397	2,535.17	2,535.17	633.79	1/7/2004	06/30/2014
	COC 67398	216.37	216.37	54.09	1/7/2004	06/30/2014
	CO-02-65a	544.40	90.73	22.68	5/3/2007	5/3/2012
	CO-02-65b	544.40	90.73	22.68	1/3/2007	1/3/2012
	CO-02-65c	544.40	90.73	22.68	5/3/2007	5/3/2012
		5,554.17	5,100.50	1,275.13

Sand Wash	COC 65847	100.00	100.00	25.00	1/6/2002	05/31/2012
	COC 65846	150.00	150.00	37.50	1/6/2002	05/31/2012
	COC 61703	1,000.00	1,000.00	250.00	1/6/1998	05/31/2008
	COC 61766	243.24	243.24	60.81	1/6/1998	05/31/2008
	COC 61807	600.00	600.00	150.00	1/6/1998	05/31/2008
	COC 61817	126.52	126.52	31.63	1/6/1998	05/31/2008
	COC 61826	640.00	640.00	160.00	1/6/1998	05/31/2008
	COC 64902	159.86	159.88	39.97	1/6/2001	05/31/2011
	COC 65179	5.00	5.00	1.25	1/9/2001	08/31/2011
	COC 65182	212.14	212.14	53.04	1/9/2001	08/31/2011
	COC 61224	163.89	163.89	40.97	1/11/1997	10/31/2007
	COC 67170	199.73	199.73	49.93	1/12/2003	11/30/2013
	COC 69699	39.71	39.71	9.93	1/12/2006	11/30/2016
	COC 69698	41.55	41.55	10.39	1/7/2006	06/30/2016
		3,681.66	3,681.66	920.42

Waddle Creek	COC 61059	283.92	283.92	70.98	1/11/1997	10/31/2007
	COC 66151	527.83	527.83	131.96	1/7/2002	06/30/2012
	COC 61602	40.00	40.00	10.00	1/4/1998	03/31/2008
	COC 69695	320.00	320.00	80.00	1/12/2006	11/30/2016
		1,171.75	1,171.75	292.94

Overthrust Projects (12.5% working interest)

Utah Dinosaur	UTU 81193	1,920.00	1,920.00	240.00	1/10/2005	09/30/2015
	UTU 81194	1,600.00	1,600.00	200.00	1/10/2005	09/30/2015
	UTU 81195	1,962.08	1,962.08	245.26	1/10/2005	09/30/2015
	UTU 81196	1,792.38	1,792.38	224.05	1/10/2005	09/30/2015
	UTU 81197	1,305.69	1,305.69	163.21	1/10/2005	09/30/2015
	UTU 81198	1,674.13	1,674.13	209.27	1/10/2005	09/30/2015
	UTU 81199	1,240.00	1,240.00	155.00	1/10/2005	09/30/2015
	UTU 81200	1,680.00	1,680.00	210.00	1/10/2005	09/30/2015
	UTU 81209	1,920.00	1,920.00	240.00	1/10/2005	09/30/2015
	UTU 81210	1,875.12	1,875.12	234.39	1/10/2005	09/30/2015
	UTU 81211	1,916.00	1,916.00	239.50	1/10/2005	09/30/2015
	UTU 81212	1,850.50	1,850.50	231.31	1/10/2005	09/30/2015
	UTU 81213	254.50	254.50	31.81	1/10/2005	09/30/2015
	UTU 81214	1,493.72	1,493.72	186.72	1/10/2005	09/30/2015
	UTU 81215	1,760.87	1,760.87	220.11	1/10/2005	09/30/2015
	UTU 81216	840.00	840.00	105.00	1/10/2005	09/30/2015
	UTU 80630	1,160.00	1,160.00	145.00	1/04/2003	03/31/2013
	UTU 81760	80.00	80.00	10.00	1/10/2005	09/30/2015
	UT-01-257a	924.08	22.54	2.82	1/03/2007	1/03/2012
	UT-01-257b	924.08	22.54	2.82	1/03/2007	1/03/2012
	UT-01-257c	924.08	22.54	2.82	1/03/2007	1/03/2012
	UT-01-257d	924.08	90.16	11.27	1/03/2007	1/03/2012
		27,249.07	26,347.53	3,293.44

Colorado Dinosaur	COC 67404	316.56	316.56	39.57	1/07/2004	06/30/2014
	COC 67400	919.36	919.36	114.92	1/07/2004	06/03/2014
	COC 67403	960.00	960.00	120.00	1/07/2004	06/30/2014
	COC 67409	1,236.16	1,236.16	154.52	1/07/2004	06/30/2014
	COC 67410	1,418.53	1,418.53	177.32	1/07/2004	06/30/2014
	COC 67411	1,480.00	1,480.00	185.00	1/07/2004	06/30/2014
	COC 67421	2,133.76	2,133.76	266.72	1/07/2004	06/30/2014
	COC 67424	448.60	448.60	56.08	1/07/2004	06/30/2014
	COC 67401	1,103.68	1,103.68	137.96	1/07/2004	06/30/2014
	COC 67402	720.00	720.00	90.00	1/07/2004	06/30/2014
	COC 67412	2,438.28	2,438.28	304.79	1/07/2004	06/30/2014
	COC 67420	1,600.00	1,600.00	200.00	1/07/2004	06/30/2014
	COC 67426	1,529.51	1,529.51	191.19	1/07/2004	06/30/2014
	8018.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8019.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8020.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8021.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8076.4	640.00	640.00	80.00	5/20/2004	08/19/2009
	8077.4	640.00	640.00	80.00	5/20/2004	08/19/2009
	CDC 68533	200.00	200.00	25.00	1/12/2005	11/30/2015
	Museum	2,485.66	112.27	14.03	4/10/2005	4/10/2010
	COC 69433	1,710.37	1,710.37	213.80	1/08/2006	07/31/2016
	COC 69434	1,920.00	1,920.00	240.00	1/08/2006	07/31/2016
	COC 69435	1,280.00	1,280.00	160.00	1/08/2006	07/31/2016
	COC 69436	1,160.00	1,160.00	145.00	1/08/2006	07/31/2016
	COC 69443	1,280.00	1,280.00	160.00	1/08/2006	07/31/2016
	COC 69444	948.94	948.94	118.62	1/08/2006	07/31/2016
	COC 69445	395.77	395.77	49.47	1/08/2006	07131/2016
	COC 69446	320.00	320.00	40.00	1/08/2006	07/31/2016
	COC 69448	1,919.92	1,919.92	239.99	1/08/2006	07/31/2016

COC 69451	1,398.91	1,398.91	174.86	1/08/2006	07/31/2016
COO 69452	1,239.79	1,239.79	154.97	1/08/2006	07/31/2016
COC 69453	1,759.52	1,759.52	219.94	1/08/2006	07/31/2016
COC 69454	1,920.00	1,920.00	240.00	1/08/2006	07/31/2016
COC 69457	1,280.00	1,280.00	160.00	1/08/2006	07/31/2016
COC 69458	51.67	51.67	6.46	1/08/2006	07/31/2016
COC 69459	279.38	279.38	34.92	1/08/2006	07/31/2016
Weidlich	3,034.81	1,300.25	162.53	10/24/2006	10/24/2011
COC 70761	230.96	230.96	28.87	1/10/2007	09/30/2017
COC 70762	800.00	800.00	100.00	1/10/2007	09/30/2017
	45,760.14	41,652.19	5,206.52

*  Lease Pending

The current working interest partners are:

‘Natural Gas Resource’       ‘Overthrust Oil’

Dejour Energy (USA) Corp.

25%

12.5%

Brownstone Ventures (US) Inc.

10%

10%

Retamco Operating, Inc.

      65%

77.5%

Under the agreement between the Company, Retamco Operating Inc. (“Retamco”), and Brownstone Ventures (US) Inc. dated July 14, 2006, Dejour and Brownstone agreed to participate in the exploration and development of Retamco’s leasehold interests. The cost to Dejour includes USD$5 million cash, 5,500,000 common shares of the Company valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing in stages from January 2, 2007 to June 30, 2007, and the issuance of a two-year, 8% convertible debenture with face value of USD$1,397,846.

The Properties are located in Colorado and Utah, with most of them contained within the confines of the Piceance and Uinta Basins.  The natural gas properties consist of both conventional and unconventional reservoir development opportunities along with CBM (coalbed methane) prospects, while the “Utah Dinosaur” and “Colorado Dinosaur” projects are deeper, subthrust oil exploration projects. The leases are primarily Federal, State, and Fee mineral leases and typically have 5 to 10 year lease periods before expiration which will allow sufficient time to evaluate and, if warranted, explore and develop the leases.

The properties were assembled by Retamco Operating, Inc. a Texas corporation. Retamco currently is the Operator. However, subject to experience and qualification, it is contemplated that new Operators for the geologically different may designated in the future.

The Piceance and Uinta basin region lies at an elevation ranging from about 5,000 feet up to about 9,500 feet, and has an arid to semi-arid climate, with most of the land covered in limited and low-lying vegetation, primarily sage. The area is sparsely settled, although access to much of the area is provided by several highways and then by secondary roads used for ranching, or 4x4 access for the remainder. Precipitation in the basins averages about 17 inches per year.

The basins have several hydrocarbon targets. The Mesaverde formation is the primary gas target for most of the region, with the upper portion of the formation known as the Williams Fork. The Williams Fork is often 2,500’ to 3,800’ thick, while the lower 1,000’ to 2,000’ of the formation contains the primary gas targets. The gas sands are considered to be “unconventional” “tight gas” and newer fracturing technology is used. Several other gas bearing formations, including Mancos, Dakota, and Entrada sands are targets in the basin as well. Current spacing the region is 40-acres; however, based on an improved understanding of the basins, recent studies have indicated that a 10-acre spacing in select areas may provide for higher gas recoveries.

The Overthrust Oil projects are located in Moffat County, Colorado and Uintah County, Utah. The prospects are on the flank of the Douglas County Anticline and the primary target is the Weber formation. This formation is a  Pennsylvanian age sandstone, with the anticipated drilling depth of 15,000.

The region contains several historic oil and gas fields, and infrastructure exists to support these operations. However, the project areas are currently within one of the most active exploration regions in North America, and significant new infrastructure capacity is currently under construction, including new pipelines and gas plants.

Current and Anticipated Exploration

The North Barcus Creek Prospect, consisting of approximately 1,590 acres, was the first of the Company’s project areas to be drilled. The United States Bureau of Land Management issued drilling permits for the project in April 2007, and drilling on the first of two initial wells commenced in July 2007. Well No. 1-12 was drilled to a total depth of 11,500 feet, and Well No. 1-12, approximately 1,800 feet away, was drilled to a total depth of approximately 11,425 feet. Both wells have been evaluated by independent consultants with the #1-12 Well estimated to contain 263’ of net pay and #2-12 Well estimated to contain 254’ of net pay.  Completion operations on both wells has commenced. Additional drilling is contemplated upon receipt of additional permits.

The Operator of the projects contemplates ramping up operations such that 3-5 rigs are drilling which could result in an estimated 30 wells drilled per year.

2. Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect (the “Tinsley Prospect). The Company acquired a 35% interest in the project located in Yazoo County, Mississippi. Originally, the project consisted of 5,100 acres gross (4,613 net acres).

The Company paid acquisition costs representing the Company’s interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)]. The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

During December 2005 the operator commenced drilling operations on a test well known as the Merit Partners #1. The well was drilled to a total depth of 11,237 feet. In March 2006, the Company was advised by the operator of the project that the well was not economic. As a result, the Company recorded an impairment provision of $2,375,926.

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

The Company subsequently concluded an agreement with a private Mississippi based company with Dejour contributing its land interest and technical information from the Tinsley Prospect to a new joint venture. The Mississippi based corporation has commenced to acquire additional land, identified new joint venture partners as well as an operator. Together with Dejour, new wells may be drilled over the next 12 months.

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

Oil and Gas Expenditures

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

10.C.  Material Contracts

The Company has 6 consulting agreements and an office lease agreement currently in effect. The Company’s agreement with Titan Uranium regarding the Canadian uranium properties and its participating agreement with Retamco Operating regarding the Colorado and Utah Oil and Gas Leases are also considered to be material contracts. Copies of the consulting agreements and the office lease agreement have been previously filed as exhibits to the Company’s 20-F Registration Statement and is available on the Securities and Exchange Commission’s EDGAR site available at www.sec.gov. Copies of the Titan Uranium and Retamco agreements have been filed as exhibits to this amended Form 20-F Annual Report.

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

There were no changes in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

Agreement between the Company and Titan Uranium dated December 13, 2006.

Agreement between the Company, Retamco Operating, and Brownstone Ventures dated July 14, 2006.

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

Financial Statements

Titan Uranium Inc.

(a development stage company)

August 31, 2006 and 2005

AUDITORS’ REPORT

To the Shareholders of

Titan Uranium Inc.

(a development stage company)

We have audited the balance sheets of Titan Uranium Inc. as at August 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,

November 21, 2006.

Titan Uranium Inc.

(a development stage company)

BALANCE SHEETS

[See Note 1 - Nature of Business and Basis of Presentation]

As at August 31

	2006	2005
	$	$

ASSETS
Current	10,181,515	1,984,273
Restricted cash	60,000	-
Accounts receivable	230,818	50,323
Prepaid expenses	190,127	52,483
Total current assets	10,662,460	2,087,079
Property and equipment [note 3]	102,031	37,070
Resource properties [note 4]	5,427,737	1,220,048
Reclamation deposit [note 6]	35,000	-
Total assets	16,227,228	3,344,197

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	731,870	185,767
Due to related parties [note 5]	-	9,586
Total liabilities	731,870	195,353

Commitments [note 6]

Shareholders’ equity
Share capital [notes 7]	16,877,084	4,571,165
Share subscription receivable [note 8]	(15,893)	(50,428)
Contributed surplus [note 7]	2,904,619	298,645
Deficit	(4,270,452)	(1,670,538)
Total shareholders’ equity	15,495,358	3,148,844
Total liabilities and shareholders’ equity	16,227,228	3,344,197

See accompanying notes

On behalf of the Board:

“Arni Johannson”

“Phil Olson”

Director

Director

Titan Uranium Inc.

(a development stage company)

STATEMENTS OF OPERATIONS AND DEFICIT

Year ended August 31

	2006	2005
	$	$

EXPENSES
Accounting and audit	29,871	23,210
Amortization	30,522	11,278
Consulting fees [note 5]	339,358	175,620
Investor relations and marketing	541,369	114,162
Legal	30,940	83,636
Listing, filing and transfer agent fees	49,831	28,479
Office and miscellaneous	122,309	24,613
Rent and administration	34,051	15,330
Salary	167,993	-
Stock-based compensation [note 9]	1,168,766	157,105
Travel and entertainment	207,811	65,852
Interest income	(122,907)	(9,236)
Loss for the year	(2,599,914)	(690,049)

Deficit, beginning of year	(1,670,538)	(980,489)
Deficit, end of year	(4,270,452)	(1,670,538)

Loss per share – basic and diluted	(0.13)	(0.19)

Weighted average number of common shares outstanding – basic and diluted	20,059,778	3,690,665

See accompanying notes

Titan Uranium Inc.

(a development stage company)

STATEMENTS OF CASH FLOWS

Year ended August 31

	2006	2005
	$	$

OPERATING ACTIVITIES
Loss for the year	(2,599,914)	(690,049)
Adjustment for item not involving cash:
Amortization	30,522	11,278
Stock-based compensation	1,168,766	157,105
	(1,400,626)	(521,666)
Change in non-cash working capital items:
Restricted cash	(60,000)	-
Increase in accounts receivable	(180,495)	(50,323)
Increase in prepaid expenses	(137,644)	(52,483)
(Decrease) increase in accounts payable and accrued liabilities	546,103	(77,726)
Reduction in advances to related parties	(9,586)	(6,857)
Cash used in operating activities	(1,242,248)	(695,341)

FINANCING ACTIVITIES
Issuance of common shares, net of issuance costs	13,777,662	3,431,510
Repayment of loans payable	-	(37,500)
Cash provided by financing activities	13,777,662	3,394,010

INVESTING ACTIVITIES
Investment in resource properties	(4,207,689)	(666,048)
Purchase of equipment	(95,483)	(48,348)
Reclamation deposit advanced	(35,000)	-
Cash used in investing activities	(4,338,172)	(714,396)

Increase in cash position	8,197,242	1,984,273
Cash and cash equivalents, beginning of year	1,984,273	-
Cash and cash equivalents, end of year	10,181,515	1,984,273

Supplemental cash flow information
Interest paid in cash	-	-
Income taxes paid in cash	-	-

See accompanying notes

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

The Company was incorporated under the Business Corporation Acts of Yukon on January 28, 1999. It was a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4 until completing a Qualifying Transaction on May 31, 2005. Immediately prior to closing the Qualifying Transaction, the Company consolidated its issued share capital on a two for one new share basis pursuant to shareholder approval obtained at the Company’s annual general meeting. The financial statements have been restated to reflect the share consolidation.

On May 30, 2005 the Company changed its name from Ceduna Capital Corp. to Titan Uranium Exploration Inc. On June 24, 2005 the Company changed its name from Titan Uranium Exploration Inc. to Titan Uranium Inc.

The Company completed its Qualifying Transaction by purchasing an option to acquire a 100% interest in eight mining leases located in Nunavut Territory known as the Thelon Uranium Project. Subsequent to this Qualifying Transaction the Company acquired mineral claims in the Athabasca region of Saskatchewan.

The Company is in process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing and permitting to complete the development, and future profitable productions or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $4,270,452 as at August 31, 2006. If the Company is unable to continue to raise additional financings through debt or equity this could impact the Company’s ability to continue as a going concern. The operations of the Company have been funded by the issuance of share capital. The Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared based on the following significant accounting policies:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingencies at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ materially from those estimates. A significant area requiring the use of management estimates involved the determination of stock based compensation.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturity dates of three months or less when purchased. As at August 31, 2006 cash equivalents totalled $5,588,333 [2005 - $1,809,236].

Restricted cash

Cash subject to restrictions is classified as restricted cash on the balance sheet. The Company currently holds $60,000 in a guaranteed interest certificate which is restricted for use as security against its credit card debt and has been presented as restricted cash.

Leases

Rental payments under operating leases are expensed as incurred.

Stock-based compensation

The Company follows the fair value method of accounting for stock options awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation (cont’d.)

The prospective application of the fair value method did not have a cumulative impact on the Company’s financial statements as the Company had not granted stock option awards prior to fiscal 2005.

Resource properties

The Company is in the exploration stage and accounts for its resource interests whereby all costs related to acquisition, exploration and development are capitalized. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

The carrying values of resource properties will be reviewed at least annually by management on a property-by-property basis to determine if they have become impaired. If impairment is deemed to exist, the resource property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the resource properties is dependent upon the delineation of economically recoverable reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalised property carrying values.

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they incur and/or in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at August 31, 2006 the Company does not have an asset retirement obligations.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Earnings (loss) per share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

As the Company incurred net losses in fiscal 2006 and 2005, the stock options and share purchase warrants, as disclosed in note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. The Company provides for amortization on the following basis:

Computer equipment

- 3 years straight line

Exploration equipment

- 3 years straight line

Leasehold improvements

- straight line over the term of the lease

Office furniture

- 5 years straight line

Income taxes

The Company follows the liability method of accounting for income taxes pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. In addition, Section 3465 requires recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

3. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	Net Book Value $

2006
Computer equipment	22,176	6,730	15,446
Exploration equipment	83,127	19,054	64,073
Leasehold improvements	22,274	10,748	11,526
Office furniture	16,252	5,266	10,986
	143,829	41,798	102,031

2005
Computer equipment	23,506	4,316	19,190
Leasehold improvements	13,231	4,481	8,750
Office furniture	11,611	2,481	9,130
	48,348	11,278	37,070

4. RESOURCE PROPERTIES

	Acquisition Costs $	Deferred Exploration Costs $	Total $

2006
Thelon, Nunavut	10,000	1,535,105	1,545,105
Athabasca, Saskatchewan	894,000	2,988,632	3,882,632
	904,000	4,523,737	5,427,737

2005
Thelon, Nunavut	10,000	297,435	307,435
Athabasca, Saskatchewan	894,000	18,613	912,613
	904,000	316,048	1,220,048

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

4. RESOURCE PROPERTIES (cont’d.)

[a]

Thelon, Nunavut Properties

On May 31, 2005, the Company purchased an option to acquire a 100% interest in eight mining leases located in Nunavut Territory and known as the Thelon Uranium Project (“the Project”).

Consideration to acquire the 100% interest in the Project consists of the Company:

[i]

issuing 100,000 common shares of the Company at a price of $0.10 per share (issued) being the fair value of the shares at the time of the agreement date;

[ii]

expending $1,000,000 on recommended exploration work on the Project to include at least 2,500 meters of diamond drilling on or before June 1, 2007;

[iii]

paying advanced royalties totalling $50,000 over a three year period ($30,000 paid, and a further $20,000 on or before June 1, 2007); and

[iv]

paying annual lease payments totalling on or after May 15 of each year ($20,000 paid).

Conditional upon acquiring a 100% interest in the Project, the Company will grant the optionor a 2% Net Smelter Royalty (“NSR”). This NSR may be reduced to 1% on the payment of $1,000,000 and be reduced to 0.5% on the payment of an additional $1,000,000. The Company will pay advance royalties of $20,000 per year while it owns this Project.

[b]

Athabasca, Saskatchewan Properties

On July 5, 2005 the Company entered into an agreement to acquire a 100% interest in thirty mineral dispositions (“Claims”) located in the Athabasca Basin, Saskatchewan.

Consideration to acquire the 100% interest in the Claims consist of the Company:

[i]

paying $350,000 and issuing to the vendor 800,000 common share in the capital of the Company for value of $544,000, being the fair value of the shares at the time of the closing of the agreement (paid and issued);

[ii]

issuing to the Vendor 400,000 transferable common share purchase warrants, entitling the holder to acquire up to 400,000 common shares in the capital of the Company at an exercise price of $0.75 per common share for a period of 24 months (issued);

[iii]

granting to the Vendor a 2% Net Smelter Return (“NSR”), with the option in favour of the Company to buy back 1% of the NSR by paying to the Vendor $1,000,000 at any time prior to commercial production from the Claims;

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

4. RESOURCE PROPERTIES (cont’d.)

[b]

Athabasca, Saskatchewan Properties (cont’d.)

[iv]

granting to the Vendor a 10% carried interest in the Claims with such carried interest remaining in effect until the commencement of commercial production by the Company on one or more Claims with all costs payable attributable to the Vendor to be paid by the Company and repaid by the Vendor from its working interest and/or initial NSR.

	Deferred Exploration Costs
	Thelon, NT $	Athabasca, SK $	Total $

2006
Exploration costs:
Additions
Camp	463,846	661,162	1,125,008
Consulting	183,662	154,745	338,407
Drilling	101,279	1,064,720	1,165,999
Mobilization/demobilization	457,343	139,716	597,059
Supplies and maintenance	31,540	-	31,540
Surveys	-	949,676	949,676
	1,237,670	2,970,019	4,207,689
Balance, beginning of year	297,435	18,613	316,048
Balance	1,535,105	2,988,632	4,523,737

2005
Additions
Accommodation and food	6,053	-	6,053
Consulting	109,232	16,485	125,717
Mobilization/demobilization	79,408	2,026	81,434
Shipping/transportation	68,692	-	68,692
Supplies and maintenance	34,050	102	34,152
Additions for the year, being balance, end of year	297,435	18,613	316,048

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

5. RELATED PARTIES

The Company has entered into the following transactions with parties not at arm’s length to the Company:

The Company paid or accrued consulting fees totalling $300,400 [2005 - $155,640] to directors and officers of the Company for the fiscal year 2006.

As at August 31, 2006 there was $nil due to directors for expenses [2005 - $9,586]. The amount is non-interest bearing, unsecured and due on demand.

The above transactions have been recorded at the exchange amounts which is the amount agreed to by the transacting parties. The exchange amount is equivalent to the fair value of the service provided.

6. COMMITMENTS

[i]

On May 1, 2005 the Company entered into a 3 year lease agreement for premises in North Vancouver. Minimum basic rent and occupancy is $2,478 per month. On August 1, 2006 the Company entered into a 3 year lease agreement for premises in Saskatoon. Minimum basic rent and occupancy is $2,514 per month. The minimum commitment over the next 3 years is as follows:

$

2007	60,612
2008	49,992
2009	27,654
138,258

[ii]

The Company has provided a $35,000 deposit at a financial institution that is serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association. The deposit is bearing interest at market rates. The deposit will be returned to the Company when the Company has satisfied its legal obligations with respect to site reclamation at the Company’s Thelon mineral property located in Nunavut [see note 4].

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

7. SHARE CAPITAL

[a]

Authorized: Unlimited number of common shares without par value

[b]

Issued and fully paid- common shares:

	Shares #	Amount $	Contributed Surplus $

Balance, August 31, 2004	1,644,375	676,767	-
Share consolidation 2 : 1	(822,187)	-	-
	822,188	676,767	-
Private placement	6,000,000	3,000,000	-
Conversion of promissory notes	4,642,857	750,000	-
Shares issued for corporate finance fee	100,000	50,000	-
Shares issued for advisory fee	50,000	25,000	-
Shares issued for finders fee	37,909	13,268	-
Shares issued for property acquisitions	900,000	554,000	-
Exercise of warrants	177,678	72,141	-
Share issue costs	-	(570,011)	-
Agent’s warrants for prospectus	-	-	141,540
Stock-based compensation [note 9]	-	-	157,105
Balance, August 31, 2005	12,730,632	4,571,165	298,645
Private placement	4,825,000	5,900,000	-
Private placement	2,631,594	5,000,029	-
Shares issued for corporate finance and advisory fees	313,610	360,716	-
Exercise of warrants	5,965,119	3,247,481	-
Contributed surplus transfer on exercise of warrants	-	519,078	(519,078)
Exercise of options	731,750	447,700	-
Contributed surplus transfer on exercise of options	-	354,080	(354,080)
Share issue costs	-	(1,802,473)	-
Warrants granted	-	(1,720,692)	2,310,366
Stock based compensation [note 9]	-	-	1,168,766
Balance, August 31, 2006	27,197,705	16,877,084	2,904,619

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

7. SHARE CAPITAL (cont’d.)

Private Placements

On August 15, 2006 the Company completed its private placement of $5,000,029 by the issuance of 2,631,594 flow-through units. Each unit, priced at $1.90 per unit, consisted of one flow-through common share and one-half of one non-flow through common share purchase warrant. Each whole warrant entitles the holder to purchase an additional common share for a period of up to 24 months at a price of $2.50 per common share. The agents received a cash commission of 8% of the gross proceeds raised and 263,159 warrants entitling the holder to purchase one common share of the Company at a price of $2.00 per common share until August 15, 2008.

The estimated fair value of the agent warrants is recorded as $216,948. The estimated fair value of the common share purchase warrant is recorded as $776,320.

On January 25, 2006 the Company completed the non-brokered portion of an aggregate $2,600,000 private placement. The non-brokered portion consisted of 375,000 units at a price of $1.60 per unit for gross proceeds received of $600,000. Each unit consists of one common share and one-half one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $2.00 until January 25, 2007. A finders fee of 8% of the gross proceeds was paid. In addition 52,500 warrants entitling the holder to purchase one common share of the Company at a price of $1.75 per common share until January 25, 2007 were issued.

On January 31, 2006 the Company completed the brokered portion of the private placement consisting of 1,250,000 units of a price of $1.60 per unit for gross proceeds of $2,000,000. The brokered private placement contained the same terms as the non-brokered private placement. The agents received a cash commission of 8% of the gross proceeds raised and 125,000 agent warrants entitling the agents to purchase one common share of the Company at a price of $1.75 per common share until January 31, 2007.

The estimated fair value of the agent warrants is recorded as $148,728. The estimated fair value of the common share purchase warrant is recorded as $359,372.

On December 21, 2005 the Company issued 200,000 flow-through common shares at a price of $1.50 per share for gross proceeds of $300,000 through a non-brokered private placement. A finder’s fee equal to 5% of the gross proceeds was paid.

On October 21, 2005 the Company issued 3,000,000 units at a price of $1.00 per unit for gross proceeds of $3,000,000 through a brokered private placement. Each unit consists of one common share and one-half share purchase warrant. The holder of each whole warrant is entitled to acquire an additional common share at a price of $1.35 per share until October 21, 2007.

The estimated fair value of these warrants is recorded as $585,000.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

7. SHARE CAPITAL (cont’d.)

Pursuant to the private placement, the Company issued 215,100 units and $24,900 to settle $240,000 agent fees. Each unit consists of one common share and one-half non-transferable share purchase warrant. The holder of each whole warrant is entitled to acquire an additional common share at a price of $1.35 per share until September 21, 2007. The Company also issued 30,000 units to settle a corporate finance fee. Each unit consists of one common share and one-half non-transferable share purchase warrant. The holder of each whole warrant is entitled to acquire an additional common share at a price of $1.10 per share until September 21, 2007. Additionally, 300,000 non-transferable broker warrants were issued. Each warrant entitles the holder to acquire a common share at a price of $1.10 per share until September 21, 2007.

The estimated fair value of these warrants is recorded as $223,997.

Prospectus Financing

On May 31, 2005, the Company issued 6,000,000 units at $0.50 per unit for gross proceeds of $3,000,000 pursuant to a prospectus offering. Each unit consists of one common share and one-half share purchase warrant. The holder of each whole warrant is entitled to acquire an additional common share at a price of $0.65 per share until November 30, 2006. The Company applied the residual approach and allocated total net proceeds to the common shares and $nil to the attached warrants.

Pursuant to the prospectus financing agreement, the Company issued 100,000 units to the agent to settle corporate finance fee of $50,000. These units have the same terms as the offered units including the fact that the 50,000 warrants are listed for trading. The Company also issued 600,000 non-transferable warrants to the agent which can be exercised at $0.50 per warrant until November 30, 2006 The estimated fair value of these warrants is recorded as $141,540. This amount has been recorded as share issue costs with a corresponding amount in contributed surplus on the balance sheet.

The Company issued 50,000 units to settle an advisory fee in the amount of $25,000 related to the prospectus financing. These units have the same terms as the offered units including the fact that the 25,000 warrants are listed for trading.

Conversion of Promissory Notes

On May 31, 2005, the Company issued 2,500,000 units and 1,000,000 common shares at a price of $0.10 per unit/share respectively for the conversion of $350,000 in non-interest bearing convertible promissory notes. Each unit consists of one common share and one non-transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share of the Company at a price of $0.20 until May 31, 2006.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

7. SHARE CAPITAL (cont’d.)

Also on May 31, 2005, the Company issued 1,142,857 units at a price of $0.35 per unit for the conversion of the $400,000 non-interest bearing convertible promissory notes. Each unit consists of one common share and one-half non-transferable share purchase warrant. The holder of each whole warrant is entitled to acquire an additional common share at a price of $0.65 per share until November 30, 2006. The Company issued an additional 37,909 units to settle finders fees of $13,268.

Exercised Warrants

During the fiscal year 2006, 5,965,119 warrants were exercised for gross proceeds of $3,247,481 of which $15,893 was received subsequent to the year end.

Shares Held in Escrow

In connection with the Nunavut, Thelon property acquisition 130,000 common shares and common share warrants were placed in escrow. As of August 31, 2006 58,500 escrow shares have been released. Terms of the release from escrow are as follows:

10% on the Venture Exchange approval bulletin date (May 31, 2005)

15% 6 months from the bulletin date

15% 12 months from the bulletin date

15% 18 months from the bulletin date

15% 24 months from the bulletin date

15% 30 months from the bulletin date

15% 36 months from the bulletin date

8. SHARE SUBSCRIPTION RECEIVABLE

Prior to August 31, 2006, 7,143 warrants [2005 - 91,428] and 11,250 options were exercised at prices of $0.65 and $1.00 [2005 - $0.65 and $0.20], respectively for total proceeds of $15,893 [2005 - $50,428] which were received subsequent to quarter end.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

9. STOCK OPTIONS AND WARRANTS

Stock options

The Company’s Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees. The exercise price of options granted under the Stock Option Plan shall be as determined by the Board of Directors when such options are granted, subject to any limitations imposed by any relevant stock exchange or regulatory authority. The maximum number of options that may be granted must not exceed 20% of the common shares outstanding at the time of the grant.

On August 15, 2006 the Company granted 44,210 options with an exercise price of $2.00 and an expiry or August 15, 2011 to a consultant of the Company.

On August 23, 2006 the Company granted 100,000 options with an exercise price of $1.80 and an expiry or August 23, 2011 to a director of the Company.

On February 3, 2006 the Company granted a total of 400,000 stock options with an exercise price of $2.02 and an expiry of February 3, 2011. The options were granted to consultants of the Company. During the fiscal year 2006, 150,000 of these options were cancelled.

On November 15, 2005 the Company granted a total of 1,415,000 stock options with an exercise price of $1.00 and an expiry of November 15, 2010. Directors and officers of the Company were granted a total of 1,055,000 options and 360,000 were granted to consultants.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

9. STOCK OPTIONS AND WARRANTS (cont’d.)

During the fiscal year 2005, the Company granted a total of 1,762,000 stock options under the Plan of which, 1,557,000 were granted to directors of the Company and 225,000 were granted to consultants. Prior to the share consolidation 160,000 options were granted to two directors. These options had an exercise price of $0.05 per share, being vested immediately and expiring September 20, 2009. As a result of the 2:1 share consolidation, the number of exercisable options decreased by 80,000 and the exercise price increased to $0.10 per option. On May 31, 2005 1,577,000 stock options were granted to directors and officers of the Company with an exercise price of $0.50 per share and an expiry of May 31, 2010. On June 6, 2005 105,000 stock options were granted to a Investor Relations firm with an exercise price of $0.53 per share with an expiry of June 6, 2010. Consistent with the Company’s stock option plans these options vest as follows:

10% on grant date

15% 3 months from grant date

15% 6 months from grant date

15% 9 months from grant date

15% 12 months from grant date

15% 15 months from grant date

15% 18 months from grant date

The estimated fair value for the options granted during the fiscal year 2006 was $2,021,632. Prorating the total amount based on the vesting schedule $781,853 has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ deficiency. In addition and based on the vesting schedule a further $386,913 from options granted in fiscal year ended August 31, 2005 has been expensed.

The weighted average fair value of the options, being $0.72 per share, recognized in the statements of operations, has been estimated at the grant dates using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. Weighted average assumptions used in the pricing model for the year are as follows:

Risk-free interest rate

3.7%

Expected life of options

4.0 years

Annualized volatility

108%

Dividend rate

Nil

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

9. STOCK OPTIONS AND WARRANTS (cont’d.)

Stock option transactions and the number of stock options outstanding are summarised as follows for the fiscal year 2006 and 2005:

	Number of Options	Weighted Average Exercise Price

As at August 31, 2004	-	-
Granted	1,762,000	$0.48
As at August 31, 2005	1,762,000	$0.48
Exercised	(731,750)	$(0.61)
Cancelled	(150,000)	$2.02
Granted	1,959,210	$1.26
As at August 31, 2006	2,839,460	$0.92

Number of Shares Outstanding	Number of Shares Exercisable	Weighted Average Exercise Price Outstanding Options	Weighted Average Exercise Price Exercisable Options	Expiry Date	Weighted Average Life in Years

40,000	40,000			September 20, 2009	3.0
1,142,000	905,450			May 31, 2010	3.7
40,000	8,500			June 6, 2010	3.8
1,223,250	586,500			November 15, 2010	4.2
250,000	100,000			February 3, 2011	4.4
44,210	4,421			August 15, 2011	5.0
100,000	10,000			August 23, 2011	5.0
2,839,460	1,654,871	$0.77	$.92		4.0

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

9. STOCK OPTIONS AND WARRANTS (cont’d.)

Warrants

The fair value of the warrants granted during the period was estimated using the Black-Scholes Pricing Model with the following weighted average assumptions:

Risk-free interest rate

3.7%

Expected life of options

1.7 years

Annualized volatility

111%

Dividend rate

Nil

At August 31, 2006, the Company had the following non-publicly traded share purchase warrants outstanding:

Number

of Shares

Exercise Price

Expiry Date

15,200

$0.50

November 30, 2006

71,500

$0.65

November 30, 2006*

49,296

$1.10

October 21, 2007

107,550

$1.35

October 21, 2007

177,500

$1.75

January 25, 2007

263,159

$2.00

August 15, 2008

754,255

$2.00

January 25, 2007

1,315,797

$2.50

August 15, 2008

2,754,257

* 49,750 warrants expired

At August 31, 2006, the Company had the following publicly traded share purchase warrants outstanding:

Number

of Shares

Exercise Price

Expiry Date

1,686,350

$0.65

November 30, 2006

1,077,740

$1.35

October 21, 2007

2,764,090

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

10. NON-CASH TRANSACTIONS

The Company had the following non-cash transactions during the year ended August 31, 2006:

$

[a] 215,100 units issued to settle corporate finance fees pursuant to the September private placement [see note 7]	215,100
[b] 30,000 units issued for agency fees pursuant to the September private placement [see note 7]	30,000
[c] 300,000 non-transferable agent warrants issued pursuant to the September private placement [see note 7]	223,997
[d] 48,510 units issued to settle corporate finance fees pursuant to the January private placement [see note 7]	77,616
[e] 177,500 non-transferable agent warrants issued pursuant to the January private placement [see note 7]	148,728
[f] 20,000 units issued to settle corporate finance fees pursuant to the August private placement [see note 7]	38,000
[g] 263,159 non-transferable agent warrants issued pursuant to the August private placement [see note 7]	216,948
[h] Fair valuation of attached warrants pursuant to August placement [see note 7]	776,320
[i] Fair valuation of attached warrants pursuant to January placement [see note 7]	359,372
[j] Fair valuation of attached warrants pursuant to October placement [see note 7]	585,000

11. FINANCIAL INSTRUMENTS AND RISK

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. It is not practical to determine the fair values of amounts due to related parties due to their related party nature and the absence of a secondary market for such instruments.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

11. FINANCIAL INSTRUMENTS AND RISK (cont’d.)

It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

12. INCOME TAXES

A reconciliation of the statutory rate to the effective tax rate for the Company is as follows:

	2006 $	2005 $

Loss for the year before income taxes	2,600,000	690,000

Income tax rate	36.13%	35.37%
Anticipated income tax recovery	939,000	244,000
Permanent differences	(493,000)	(91,000)
Effect of rate change	(181,000)	(27,000)
Change in valuation allowance	(265,000)	(126,000)
Income tax recovery	-	-

Details of future income tax assets are as follows:

	2006 $	2005 $

Future income tax assets
Loss carry forwards	835,000	498,000
Fixed assets	14,000	4,000
Other	413,000	162,000
	1,262,000	664,000
Future income tax liability	(22,000)	-
	1,240,000	664,000
Valuation allowance	(1,240,000)	(664,000)
Future income tax assets	-	-

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

12. INCOME TAXES (cont’d.)

Future tax benefits, which may arise as a result of these losses and resource expenditures have been offset by a valuation allowance and have not been recognised in these financial statements.

As at August 31, 2006, the Company has capital losses of $75,000 [2005 - $75,000], undepreciated capital costs of $146,000 [2005 - $48,000], and unused cumulative Canadian exploration and development expenditures of $5,357,000 [2005 - $1,220,000], to carry forward for income tax purposes and are available to reduce taxable income in future years. These amounts can be carried forward indefinitely.

As at August 31, 2006, the Company has non-capital losses of approximately $2,656,000 [2005 - $1,422,000] to carry forward for income tax purposes and are available to reduce taxable income in future years. If unutilised, the non-capital losses will expire as follows:

Non-capital

losses

$

2007

270,000

2008

183,000

2009

201,000

2010

88,000

2014

68,000

2015

516,000

2016

1,330,000

2,656,000

As at August 31, 2006, the Company has investment tax credits from pre-production mining expenditures of approximately $443,200 [2005 - $29,600] to carry forward for income tax purposes and are available to reduce taxable income in future years. If unutilised, the investment tax credits will expire as follows:

ITCs

$

2015

29,600

2016

413,600

443,200

13. COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

August 31, 2006 and 2005

14. SUBSEQUENT EVENTS

Subsequent to August 31, 2006, the following events occurred:

[a]

On October 26, 206 a letter of intent between the Company and Dejour Enterprises Ltd. (“Dejour”). Under the terms of a binding letter of intent, Dejour and Titan have agreed, subject to due diligence, that Titan will acquire a 100% interest in Dejour’s claims. Consideration payable to acquire the claims follows:

1.

Titan to pay Dejour 17,500,000 fully paid and assessable common shares in the capital of Titan;

2.

Titan to pay Dejour 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of the Company at an exercise price of C$2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the Exchange at a price of $4.00 or more for 20 consecutive trading days;

3.

Dejour to retain a 1% Net Smelter Return on all contributed properties;

4.

Dejour to retain a 10% working interest in each Claim, carried by Titan to completed bankable feasibility study after which Dejour may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return;

5.

Titan to provide Dejour with a first right of refusal on all future financing, as long as Dejour’s ownership in the stock of Titan is greater than 10% of the outstanding shares;

6.

Dejour to provide two full-time and one part-time geologists on terms to be agreed; and

7.

Titan to appoint two Dejour representatives to the Titan board of directors.

The acquisition is conditional upon the completion of additional due diligence and the receipt of both shareholder and regulatory approval to be acquired on or before the end of January 2007.

[b]

Up to November 29, 2006 a further 1,199,642 warrants have been exercised for proceeds of $1,160,695.

[c]

Up to November 29, 2006 a further 885,250 options have been exercised for proceeds of $610,270.

Titan Uranium Inc.

(a development stage company)

Interim Financial Statements

(Unadutied – Prepared by Management)

For the Three Months Ended November 30, 2006

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2006.

Titan Uranium Inc.

(a development stage company)

BALANCE SHEETS

[Unaudited – Prepared by Management]

[See Note 1 - Nature of Business and Basis of Presentation]

November 30

August 31

2006

2006

(Unaudited)

(Audited)

$

$

ASSETS

Current

Cash and cash equivalents

9,930,063

10,181,515

Restricted cash

61,320

60,000

Accounts receivable

334,612

230,818

Prepaid expenses

44,428

190,127

Total current assets

10,370,423

10,662,460

Property and equipment [note 3]

141,689

102,031

Resource properties [note 4]

6,498,952

5,427,737

Reclamation deposit [note 6]

35,000

35,000

Total assets

17,046,064

16,227,228

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Accounts payable and accrued liabilities

172,100

731,870

Total liabilities

172,100

731,870

Commitments [note 6]

Shareholders’ equity

Share capital [notes 7]

19,983,896

16,877,084

Share subscription receivable [note 8]

(568,558)

(15,893)

Contributed surplus [note 7]

2,594,236

2,904,619

Deficit

(5,135,610)

(4,270,452)

Total shareholders’ equity

16,873,964

15,495,358

Total liabilities and shareholders’ equity

17,046,064

16,227,228

See accompanying notes

On behalf of the Board:

“Arni Johannson”

“Philip E. Olson”

Director

Director

Titan Uranium Inc.

(a development stage company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the Periods Ended November 30, 2006 and 2005

	Three Months Ended November 30 2006	Three Months Ended November 30 2005
	$	$

EXPENSES
Accounting and audit	4,150	5,275
Amortization	13,829	3,859
Consulting fees [note 5]	84,480	78,852
Investor relations and marketing	137,140	148,089
Legal	67,050	19,482
Listing, filing and transfer agent fees	24,494	9,890
Office and miscellaneous	71,908	12,628
Rent and administration	27,437	8,158
Salary	83,971	-
Stock-based compensation [note 9]	399,287	209,336
Travel and entertainment	41,935	68,867
Interest income	(90,523)	(1,169)
Loss for the period	(865,158)	(563,267)

Deficit, beginning of period	(4,270,452)	(1,670,538)
Deficit, end of period	(5,135,610)	(2,233,805)

Loss per share – basic and diluted	(0.03)	(0.04)

Weighted average number of common shares outstanding – basic and diluted	28,065,970	14,754,536

See accompanying notes

Titan Uranium Inc.

(a development stage company)

STATEMENTS OF CASH FLOWS

For the periods ended November 30, 2006 and 2005

	Three Months Ended November 30 2006	Three Months Ended November 30 2005
	$	$

OPERATING ACTIVITIES
Loss for the year	(865,158)	(563,267)
Adjustment for item not involving cash:
Amortization	13,829	3,859
Stock-based compensation	399,287	209,336
	(452,042)	(350,072)
Change in non-cash working capital items:
Increase in restricted cash	(1,320)	-
Increase in accounts receivable	(103,794)	(8,684)
Decrease in prepaid expenses	145,699	33,766
(Decrease) in accounts payable and accrued liabilities	(559,670)	(110,592)
Reduction in advances to related parties	-	7,708
Cash used in operating activities	(971,227)	(427,874)

FINANCING ACTIVITIES
Issuance of common shares, net of issuance costs	1,844,478	3,324,738
Cash provided by financing activities	1,844,478	3,324,738

INVESTING ACTIVITIES
Investment in resource properties	(1,071,215)	(234,193)
Purchase of equipment	(53,488)	(9,363)
Cash used in investing activities	(1,124,703)	(243,556)

Increase (decrease) in cash position	(251,452)	2,653,308
Cash and cash equivalents, beginning of year	10,181515	1,984,273
Cash and cash equivalents, end of year	9,930,063	4,637,581

Supplemental cash flow information
Interest paid in cash	-	-
Income taxes paid in cash	-	-

See accompanying notes

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

1. BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has not generated any operating revenues to date and has experienced recurring operating losses and accumulated a deficit of $5,135,610 as at November 30, 2006. If the Company is unable to continue to raise additional financings through debt or equity this could impact the Company’s ability to continue as a going concern. The operations of the Company have been funded by the issuance of share capital. The Company’s continued operations, as intended, are dependent upon its ability to raise additional funding to meet its obligations and to attain profitable operations. Management’s plan in this regard is to raise equity financing as required. There are no assurances that the Company will be successful in achieving these goals. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared based on the following significant accounting policies:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingencies at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results could differ materially from those estimates. A significant area requiring the use of management estimates involved the determination of stock based compensation.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments which are readily convertible into cash with maturity dates of three months or less when purchased. As at November 30, 2006 cash equivalents totalled $9,930,063 [August 31, 2006 - $10,181,515].

Restricted cash

Cash subject to restrictions is classified as restricted cash on the balance sheet. The Company currently holds $61,320 [August 31, 2006 - $60,000] in a guaranteed interest certificate which is restricted for use as security against its credit card debt and has been presented as restricted cash.

Leases

Rental payments under operating leases are expensed as incurred.

Stock-based compensation

The Company follows the fair value method of accounting for stock options awards granted to employees and directors, as recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Stock-based compensation (cont’d.)

The prospective application of the fair value method did not have a cumulative impact on the Company’s financial statements as the Company had not granted stock option awards prior to fiscal 2005.

Resource properties

The Company is in the exploration stage and accounts for its resource interests whereby all costs related to acquisition, exploration and development are capitalized. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

The carrying values of resource properties will be reviewed at least annually by management on a property-by-property basis to determine if they have become impaired. If impairment is deemed to exist, the resource property will be written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the resource properties is dependent upon the delineation of economically recoverable reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term which could adversely affect management’s estimates and may result in future writedowns of capitalised property carrying values.

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they incur and/or in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at November 30, 2006 the Company does not have any asset retirement obligations.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Earnings (loss) per share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

As the Company incurred net losses in the period ended November 30, 2006 and 2005, the stock options and share purchase warrants, as disclosed in note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. The Company provides for amortization on the following basis:

Computer equipment

- 3 years straight line

Exploration equipment

- 3 years straight line

Leasehold improvements

- straight line over the term of the lease

Office furniture

- 5 years straight line

Income taxes

The Company follows the liability method of accounting for income taxes pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. In addition, Section 3465 requires recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

3. PROPERTY AND EQUIPMENT

	Cost $	November 30 2006 Accumulated Amortization $	Net Book Value $	August 31 Net Book Value $

2006
Computer equipment	22,176	8,578	13,598	15,446
Exploration equipment	136,615	28,210	108,405	64,073
Leasehold improvements	22,274	12,761	9,513	11,526
Office furniture	16,252	6,079	10,173	10,986
	197,317	55,628	141,689	102,031

4. RESOURCE PROPERTIES

The continuity of expenditures on resource properties is as follows:

	Balance, August 31 2006 $	Deferred Exploration Costs during the three month period $	Balance, November 30, 2006 $

Thelon, Nunavut	1,545,105	516,454	2,061,559
Athabasca, Saskatchewan	3,882,632	554,761	4,437,393
	5,427,737	1,071,215	6,498,952

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

4. RESOURCE PROPERTIES (cont’d.)

[a]

Thelon, Nunavut Properties

On May 31, 2005, the Company purchased an option to acquire a 100% interest in eight mining leases located in Nunavut Territory and known as the Thelon Uranium Project (“the Project”).

Consideration to acquire the 100% interest in the Project consists of the Company:

[i]

issuing 100,000 common shares of the Company at a price of $0.10 per share (issued) being the fair value of the shares at the time of the agreement date;

[ii]

expending $1,000,000 on recommended exploration work on the Project to include at least 2,500 meters of diamond drilling on or before June 1, 2007;

[iii]

paying advanced royalties totalling $50,000 over a three year period ($30,000 paid, and a further $20,000 on or before June 1, 2007); and

[iv]

paying annual lease payments totalling on or after May 15 of each year ($20,000 paid).

Conditional upon acquiring a 100% interest in the Project, the Company will grant the optionor a 2% Net Smelter Royalty (“NSR”). This NSR may be reduced to 1% on the payment of $1,000,000 and be reduced to 0.5% on the payment of an additional $1,000,000. The Company will pay advance royalties of $20,000 per year while it owns this Project.

[b]

Athabasca, Saskatchewan Properties

On July 5, 2005 the Company entered into an agreement to acquire a 100% interest in thirty mineral dispositions (“Claims”) located in the Athabasca Basin, Saskatchewan.

Consideration to acquire the 100% interest in the Claims consist of the Company:

[i]

paying $350,000 and issuing to the vendor 800,000 common share in the capital of the Company for value of $544,000, being the fair value of the shares at the time of the closing of the agreement (paid and issued);

[ii]

issuing to the Vendor 400,000 transferable common share purchase warrants, entitling the holder to acquire up to 400,000 common shares in the capital of the Company at an exercise price of $0.75 per common share for a period of 24 months (issued);

[iii]

granting to the Vendor a 2% Net Smelter Return (“NSR”), with the option in favour of the Company to buy back 1% of the NSR by paying to the Vendor $1,000,000 at any time prior to commercial production from the Claims;

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

4. RESOURCE PROPERTIES (cont’d.)

[b]

Athabasca, Saskatchewan Properties (cont’d.)

[iv]

granting to the Vendor a 10% carried interest in the Claims with such carried interest remaining in effect until the commencement of commercial production by the Company on one or more Claims with all costs payable attributable to the Vendor to be paid by the Company and repaid by the Vendor from its working interest and/or initial NSR.

5. RELATED PARTIES

The Company has entered into the following transactions with parties not at arm’s length to the Company:

The Company paid or accrued consulting fees totalling $84,480 [August 31, 2006 - $300,400] to directors and officers of the Company for the fiscal year 2006.

The above transactions have been recorded at the exchange amounts which is the amount agreed to by the transacting parties. The exchange amount is equivalent to the fair value of the service provided.

6. COMMITMENTS

[i]

On August 1, 2006 the Company entered into a 3 year lease agreement for premises in Saskatoon. Minimum basic rent and occupancy is $2,514 per month. The minimum commitment over the next 3 years is as follows:

$

2007

22,626

2008

30,168

2009

27,654

80,448

[ii]

The Company has provided a $35,000 deposit at a financial institution that is serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association. The deposit is bearing interest at market rates. The deposit will be returned to the Company when the Company has satisfied its legal obligations with respect to site reclamation at the Company’s Thelon mineral property located in Nunavut [see note 4].

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

7. SHARE CAPITAL

[a]

Authorized: Unlimited number of common shares without par value

[b]

Issued and fully paid- common shares:

	Shares #	Amount $	Contributed Surplus $

Balance, August 31, 2006	27,197,705	16,877,084	2,904,619

Exercise of options	885,250	610,270	-
Exercise of warrants	2,162,992	1,786,872	-
Contributed surplus transfer on exercise of options	-	488,869	(488,869)
Contributed surplus transfer on exercise of warrants	-	220,801	(220,801)
Stock based compensation	-	-	399,287
Balance, November 30, 2006	30,245,947	19,983,896	2,594,236

Shares Held in Escrow

In connection with the Nunavut, Thelon property acquisition 130,000 common shares and common share warrants were placed in escrow. As of November 30, 2006 71,500 escrow shares have been released. Terms of the release from escrow are as follows:

10% on the Venture Exchange approval bulletin date (May 31, 2005)

15% 6 months from the bulletin date

15% 12 months from the bulletin date

15% 18 months from the bulletin date

15% 24 months from the bulletin date

15% 30 months from the bulletin date

15% 36 months from the bulletin date

8. SHARE SUBSCRIPTION RECEIVABLE

Prior to November 30, 2006, 963,350 warrants were exercised at a price of $0.65 for total proceeds of $626,178 which was received subsequent to quarter end.  In addition, $57,620 in subscriptions were received but shares not issued prior to quarter end for the exercise of 95,000 options.   At November 30, 2006, net proceeds of $568,558 was receivable for warrant and option exercises which was received subsequent to quarter end.

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

9. STOCK OPTIONS AND WARRANTS

Stock option transactions and the number of stock options outstanding are summarised as follows for the fiscal year 2006 and 2005:

	Number of Options	Weighted Average Exercise Price

As at August 31, 2006	2,839,460	$0.92
Exercised	(885,250)	($0.68)
As at November 30, 2006	1,954,210	$1.01

Number of Shares Outstanding	Number of Shares Exercisable	Weighted Average Exercise Price Outstanding Options	Weighted Average Exercise Price Exercisable Options	Expiry Date	Weighted Average Life in Years

647,000	647,000			May 31, 2010	3.4
31,000	15,250			June 6, 2010	3.5
894,500	470,000			November 15, 2010	4.0
237,500	57,500			February 3, 2011	4.2
44,210	25,000			August 15, 2011	4.7
100,000	11,053			August 23, 2011	4.7
1,954,210	1,225,803	$1.01	$.68		3.8

The weighted average fair value of the options, being $0.72 per share, recognized in the statements of operations, has been estimated at the grant dates using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. Weighted average assumptions used in the pricing model for the year are as follows:

Risk-free interest rate

3.7%

Expected life of options

4.0 years

Annualized volatility

108%

Dividend rate

Nil

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

9. STOCK OPTIONS AND WARRANTS (cont’d.)

Warrants

The fair value of the warrants granted during the period was estimated using the Black-Scholes Pricing Model with the following weighted average assumptions:

Risk-free interest rate

3.7%

Expected life of options

1.7 years

Annualized volatility

111%

Dividend rate

Nil

At November 30, 2006, the Company had the following non-publicly traded share purchase warrants outstanding:

Number

of Shares

Exercise Price

Expiry Date

9,600

$1.10

October 21, 2007

107,550

$1.35

October 21, 2007

136,045

$1.75

January 25, 2007

187,909

$2.00

August 15, 2008

677,404

$2.00

January 25, 2007

1,315,797

$2.50

August 15, 2008

2,434,305

At November 30, 2006, the Company had the following publicly traded share purchase warrants outstanding:

Number of Shares	Exercise Price	Expiry Date

914,300	$1.35	October 21, 2007

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

10. FINANCIAL INSTRUMENTS AND RISK

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. It is not practical to determine the fair values of amounts due to related parties due to their related party nature and the absence of a secondary market for such instruments.

It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments.

#

Titan Uranium Inc.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

November 30, 2006

(Unaudited)

11. SUBSEQUENT EVENTS

Subsequent to November 30, 2006, the following events occurred:

[a]

On December 15, 2006 the Company and Dejour Enterprises Ltd. (“Dejour”) closed the acquisition of Dejour’s uranium properties in the Athabasca Basin of Saskatchewan, Canada.  In consideration for the uranium assets, Titan issued to Dejour the following:

1.

Titan to pay Dejour 17,500,000 fully paid and assessable common shares in the capital of Titan;

2.

Titan to pay Dejour 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of the Company at an exercise price of C$2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the Exchange at a price of $4.00 or more for 20 consecutive trading days;

3.

Dejour to retain a 1% Net Smelter Return on all contributed properties;

4.

Dejour to retain a 10% working interest in each Claim, carried by Titan to completed bankable feasibility study after which Dejour may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return;

5.

Titan to provide Dejour with a first right of refusal to participate in all equity financings of Titan to the extent necessary to enable Dejour to maintain its equity interest in Titan, as long as Dejour’s ownership in the stock of Titan is greater than 10% of the outstanding shares;

6.

Dejour to provide two full-time and one part-time geologists on terms to be agreed; and

7.

Titan to appoint two Dejour representatives to the Titan board of directors.

The acquisition was approved by the shareholders of both Titan and Dejour at meetings held on January 22, 2007 and is still awaiting final regulatory approval.

[b]

Up to January 23, 2007 a further 398,449 warrants have been exercised for proceeds of $748,511.

[c]

Up to January 23, 2007 a further 206,250 options have been exercised for proceeds of $143,305.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

Registrant

Dated: October 24, 2007	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

#