Form 20-F/A
period 2006-12-31
DEJOUR ENTERPRISES LTD
filed 2007-12-07
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

Amendment #2

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
8. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

9. Other Documents: (Filed with FY 2006 20-F Amendment)

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

Dejour Enterprises Ltd.

Registrant

Dated: December 6, 2007	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

#