Form 20-F
period 2007-12-31
DEJOUR ENTERPRISES LTD
filed 2008-06-30
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

70,128,329

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __  Accelerated filer _X_  Non-accelerated filer  ___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued Other[ X]

                by the International Accounting Standards Board [  ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No xxx    N/A

Index to Exhibits on Page 87

Dejour Enterprises Ltd.

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

	PART I	Page

Item 1.	Identity of Directors, Senior Management and Advisors	5
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	14
Item 5.	Operating and Financial Review and Prospects	50
Item 6.	Directors, Senior Management and Employees	60
Item 7.	Major Shareholders and Related Party Transactions	70
Item 8.	Financial Information	72
Item 9.	The Offer and Listing	73
Item 10.	Additional Information	75
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	83
Item 12.	Description of Other Securities Other Than Equity Securities	84

	PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	64
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	84
Item 15.	Controls and Procedures	84
Item 16.	Reserved	85
Item 16A.	Audit Committee Financial Expert	85
Item 16B.	Code of Ethics	85
Item 16C.	Principal Accountant Fees and Services	87
Item 16D.	Exemptions from Listing Standards for Audit Committees	87
Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	87

	PART III

Item 17.	Financial Statements	87
Item 18.	Financial Statements	87
Item 19.	Exhibits	87

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

As of the end of the Company’s most recent fiscal year ended December 31, 2007, the Company had proven reserves of oil and gas in Alberta, Canada, and in the State of Colorado.  The Company did not have any commercially producing wells or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 6/20/2008 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected or Appointed
Craig Sturrock (1)(3)	64	August 22, 2005
R. Marc Bustin (4)	55	August 30, 2005
Douglas W. Cannaday (2)	55	July 14, 2004
Lloyd A. Clark (5)(1)	76	February 7, 2005
Charles W.E. Dove (2)	52	August 17, 2007
Robert L. Hodgkinson (2)	58	May 18, 2004
Archibald J. Nesbitt (1)(6)	59	November 24, 2004

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

(6)

30078 Township Road 250, Calgary, AB T3Z 1L5

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 6/20/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Douglas W. Cannaday, President & COO	55	December 15, 2005
Robert L. Hodgkinson, Chairman & CEO	58	December 15, 2005
Mathew H. Wong, Corporate Secretary and Chief Financial Officer	33	July 14, 2004

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

Vancouver, B.C. Canada V6E 4G1

Telephone: 604-687-4747

Facsimile: 604-689-2778

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003 to 2007 ended December 31st was derived from the audited financial statements of the Company as audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended Dec 31, 2007	Year Ended Dec 31, 2006	Year Ended Dec 31, 2005	Year Ended Dec 31, 2004	Year Ended Dec 31, 2003
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss) for the Period	($26,810)	$23,888	($1,612)	($392)	($76)
Basic Income (Loss) Per Share	($0.40)	$0.45	($0.06)	($0.04)	($0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (000)	66,588	52,564	25,612	9,856	3,791
Weighted Avg. Shares, diluted (000)	66,588	56,558	25,612	9,856	3,791
Year-end Shares (000)	70,128	60,900	39,017	15,796	9,596

Working Capital	$11,335	$11,769	$12,167	$1,580	$119
Resource Properties	$35,411	$25,880	$3,425	Nil	Nil
Long-term Investments	$12,600	$36,539	-	-	-
Long-Term Debt	Nil	$2,852	Nil	Nil	Nil
Capital Stock	$61,393	$48,671	$18,190	$2,772	$880
Retained Earnings (Deficit)	($5,688)	$21,123	($2,765)	($1,153)	($761)
Total Assets	$63,143	$80,678	$16,016	$1,631	$132

US GAAP
Net Income (Loss) for the Period	($29,523)	$23,828	($3,485)	($392)	($76)
Earnings (Loss) Per Share	($0.42)	$0.45	($0.14)	($0.04)	($0.02)
Resource Properties	$34,783	$25,252 08	$1,917	Nil	Nil
Retained Earnings (Deficit)	($10,334)	$19,189	($4,639)	($1,153)	($761)
Total Assets	$62,515	$80,050	$14,509	$1,631	$132

Note: The above figures were adjusted for 1:3 share consolidation in 2003.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

Fiscal Year Ended 12/31/2007	$1.02	$1.16	$0.95	$0.99
Fiscal Year Ended 12/31/2006	1.13	1.17	1.10	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.16	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.19	1.20
Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58

May 2008	$1.02	$0.98	$0.99
April 2008	1.03	1.00	1.01
March 2008	1.03	0.98	1.03
February 2008	1.02	0.97	0.98
January 2008	1.03	0.99	1.00
December 2007	1.02	0.98	0.99

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Not Applicable

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

As of December 31, 2007, none of the Company’s properties had advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

As of March 31, 2008, Dejour had 3,397,869 share purchase options vested and exercisable, and 2,372,531 share purchase warrants outstanding. Additionally, the Company had US$1,109,262 in Convertible Debentures outstanding, which are convertible into 827,676 common share units, with each unit consisting of one common share and one common share warrant.  If all of the share purchase warrants and share purchase options were exercised, as well as the entire amount of the Convertible Debentures are converted into common share units, the number of common shares issued and outstanding would increase from 70,780,187 (As of 3/31/2008) to 78,205,939.  This represents an increase of 11% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant/Agents Options Could Adversely Affect Dejour’s Stockholders

Because the success of Dejour is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of March 31, 2008, there are currently 6,828,823 share purchase options outstanding, of which 3,397,869 share purchase options are vested and exercisable. If all the vested options were exercised, it would result in an additional 3,397,869 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force Dejour to Cease Operations:

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

As a "foreign private Issuer”, Dejour is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Risks Pertaining to the Industry

Oil and Gas Exploration has a high degree of risk and the Company’s exploration efforts may be unsuccessful, which would have a negative effect on the Company’s operations:

There is no certainty that the expenditures to be made by the Company in the exploration of its current projects, or any additional project interests the Company may acquire, as described herein, will result in discoveries of recoverable oil and gas in commercial quantities.  An exploration project may not result in the discovery of commercially recoverable reserves and the level of recovery of hydrocarbons from a property may not be a commercially recoverable (or viable) reserve which can be legally and economically exploited. If exploration is unsuccessful and no commercially recoverable reserves are defined, management would be required to evaluate and acquire additional projects which would require additional capital, or the Company would have to cease operations altogether.

Hydrocarbon exploration and production has substantial operating and drilling hazards which could result in failure of the Company’s projects or substantial liabilities which may not be covered By insurance:

Oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations. Hazards include well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the Operator of each property in which the Company has an interest typically maintains liability insurance in an amount which they consider adequate the nature of these risks is such that liabilities could exceed policy limits, in which event the Company, as an owner of an interest in these wells or as the operator, could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could result in the failure of the Company’s operations on that project, which would have a negative effect on the Company’s financial condition or cause the Company to cease operations altogether.

The oil and gas industry is highly competitive, and if Dejour is unsuccessful in competing with other oil and gas companies, it would negatively effect the Company’s ability to operate:

The Oil and Gas industry is highly competitive, including the acquisition of property interests, equipment, skilled personnel, and product marketing. The Company is required to directly compete with a substantial number of other oil and gas companies. Many of these other companies, both public and private, have significantly greater financial and personnel resources than the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce oil and gas at lower costs which would have a negative effect on the Company’s operations and financial condition, including forcing the Company to cease operations altogether.

Commodity Prices May Not Support Corporate Profit:

The petroleum industry in general is intensely competitive and there is no assurance that, even if commercial quantities of oil or gas are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved recovery techniques. If the Company is unable to economically produce oil and gas from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

Oil and gas reserve information is estimated and may not be economic to produce:

The Company’s oil and gas reserves have been independently evaluated in accordance with applicable securities laws by independent professional consultants. These evaluations are based, in part, on a number of assumptions and variable factors such as historical and initial production rates, production decline rates, ultimate recovery of reserves, amount and timing of capital expenditures, marketability of oil and gas production, royalty rates, operating costs, and taxes and government levies. These assumptions were based on forecasts in effect and use at the time of the preparation of the report and may be subject to change or factors outside of the Company’s control. Actual production, cash flows, and recovery rates from these reserve estimates will vary, and such variations could have a material effect on the Company’s operations and financial condition.

The Company must successfully replace its oil and natural gas reserves:

The Company’s future oil and natural gas reserves, production and cash flows to be derived therefrom are highly dependent on the Company’s success in exploring the current reserve base and acquiring or discovering new reserves. Without the successful addition of new reserves, any existing reserves the Company may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Dejour’s reserves will depend not only on the Company’s ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable prospects or producing properties. If the Company is unsuccessful in discovering and successfully exploiting additional reserves, it will have a negative effect on the Company’s operations and financial condition.

The Company’s operations are subject to substantial environmental regulations which could have a negative effect on the Company’s operations and financial condition:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. All permits which the Company may require for future exploration may not be obtainable on reasonable terms or such laws and regulations, or new legislation or modifications to existing legislation, could have an adverse effect on any project that the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company, which may adversely effect the Company’s financial condition, or require the Company to cease operations altogether.

The Company’s title to its properties may be disputed by third parties which could result in the Company losing title to its properties:

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Canada is a signatory to the Kyoto Protocol which could negatively change future operations by restricting the Company’s activities or increasing operating costs:

Canada is a signatory to the United Nation’s Framework Convention on Climate Change and has ratified the Kyoto Protocol to set legally binding targets to reduce nationwide emissions of “greenhouse gases”, including carbon dioxide, methane, and nitrous oxide. Oil and gas exploration and production and other petroleum operations and related activities emit some greenhouse gases, which may subject the Canadian oil and gas industry, including the Company, to legislation or other regulatory initiatives designed to regulate emissions of greenhouse gasses. The federal Government of Canada has proposed a Climate Change Plan for Canada, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation as well as Provincial emission reduction requirements, may require the reduction of emissions produced by the Company’s operations and facilities. These new requirements and the additional costs required to comply could have a material effect on the Company’s operations and financial condition.

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

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange and the American Stock Exchange under the symbol: “DEJ”.

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

As of December 31, 2007 there were 70,128,329 common shares issued and outstanding. As of December 31, 2007 there were no First Preferred Shares and no Second Preferred Shares issued and outstanding. As of March 31, 2008, the latest fiscal period for which financial statements are available, there were 70,780,187 common shares issued and outstanding, and no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

__ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			$
Fiscal 2003	Private Placement (1)	2,000,000	200,000
	Shares Issued for Settlement of Debt (2)	5,230,925	523,092

Fiscal 2004	Private Placement (3)	6,000,000	1,796,760
	For bridge loan financing fee (4)	200,000	50,000

Fiscal 2005	Shares issued as finders’ fee	185,791	(120,764)
	Private Placement (5)	1,000,000	500,000
	Private Placement (6)	650,000	325,000
	Private Placement (7)	8,076,923	$5,249,999
	Private Placement (8)	4,500,000	2,914,808
	Private Placement (9)	6,617,500	6,516,625
	Exercise of share purchase warrants and agents’ options	2,024,148	1,035,608
	Exercise of stock options	154,965	52,286
	Shares issued for services	11,500	9,200

Fiscal 2006	Private Placement (10)	5,300,000	7,950,000
	Private Placement (11)	2,771,333	4,157,000
	Exercise of share purchase warrants and agents’ options	7,551,194	7,426,683
	Exercise of stock options	760,407	433,321
	Shares issued for the acquisition of the Retamco Project (12)	5,500,000	12,088,991

Fiscal 2007	Private Placement (13)	3,773,980	10,001,047
	Private Placement (14)	1,000,000	1,820,000
	Conversion of Convertible Debentures (15)	273,399	394,752
	Exercise of Warrants	3,444,490	2,859,863
	Exercise of Stock Options	736,737	557,800

(1)

In October 2003, Dejour completed a private placement of 2,000,000 common shares at a price of $0.10 per common share.  Share issuance costs of $9,900 were incurred.

(2)

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

(3)

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

(4)

In December 2004, Dejour issued 200,000 shares at a deemed value of $0.25 to a company controlled by Robert Hodgkinson, the Chairman of the Company, as part of the consideration for a $250,000 bridge loan that he made to the Company.  The shares issued had a hold period until April 8, 2005.

(5)

The Private Placement consisted of 1,000,000 common shares issued at $0.50 per share. The shares issued through this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing included $22,500 in cash and 200,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. The finder’s fees associated with this financing were paid to Woodstone Capital Inc. and Haywood Securities Inc.

(6)

The Private Placement consisted of 650,000 common shares at $0.50 per share for gross proceeds of $325,000. The shares issued through this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing consisted of $14,625 in cash and 50,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. Other costs associated with this and the financing described at (9) above totaled $5,372.  The finder’s fees associated with this financing were paid to Rainwalker Management Ltd.

(7)

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

(8)

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

(9)

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

(10)

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

(11)

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

(12)

These shares were issued to Retamco Operating Co., an unrelated private company, in partial payment for Dejour’s interest in the Retamco Oil & Gas Project located in western Colorado and eastern Utah.

(13)

The Private Placement consisted of 3,773,980 common share units at $2.65 per unit for gross proceeds of $10,001,047. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant is convertible to one common share at a price of $3.35 before May 25, 2009. Finders fees of $493,215 and other related costs of $30,564 were paid in relation to the placement. The Company also issued 217,139 agent compensation warrants, exercisable at $3.35 per share before December 31, 2008.

(14)

The Private Placement consisted of 1,000,000 flow-through common shares at a price of $1.82 per share. Gross proceeds from the placement was $1,820,000, which is committed to be spent on qualifying Canadian Exploration Expenditures. In relation to the placement, the Company paid $9,600 in related costs.

(15)

During the year, the Company issued 273,399 pursuant to the conversion of US$349,850 in principal and US$12,493 of interest payable of convertible debentures.

Note: The above figures were adjusted for a 1:3 share consolidation in 2003.

Capital Expenditures

Fiscal Year

Fiscal 2003	Nil
Fiscal 2004	$102,017 (1)
Fiscal 2005	3,551,508 (2)
Fiscal 2006	$12,146,784 (3)
Fiscal 2007	$8,152,987 (4)

(1)

These funds are related to acquisition and exploration costs pertaining to the Golden Prairie Prospect property. Based on the unfavorable results of the exploratory drilling, Dejour management decided to write off its investment in this property.

(2)

$126,356 of these funds was spent on furniture and equipment and the balance of $3,425,152 were spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 4 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2005.)

(3)

$25,036 of these funds was spent on the purchase of capital equipment; $107,983 were spent on expenditures related to the acquisition of Titan shares; and, $12,013,765 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 5 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006.

(4)

$15,293 of these funds was spent on the purchase of equipment; and $8,137,694 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 6 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2007.

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

During Fiscal 2007, the Company focused on the acquisition and drilling of its oil and gas projects, including the North Barcus Creek project in Colorado and properties in the Peace River Arch area of Alberta. At North Barcus, the first two wells were drilled and logged at the end of September 2007. In Alberta, six prospects have been successfully produced.

Plan Of Operations

Source of Funds for Fiscal 2007/2008

The Company’s primary source of funds since incorporation has been through the issuance of common shares.

Dejour had a working capital balance of $11,335,982 on 12/31/2007. Dejour intends to use its working capital to complete exploration work on the properties in which it has an interest and for general working capital.

Use of Funds for Fiscal 2007/2008

During Fiscal 2008, Dejour estimates that it might expend $2,800,000 on general/administrative expenses including property evaluation costs prior to acquisition.  For Fiscal 2008, the Company estimates that it might expend $18,000,000 on property acquisition/exploration expenses. Since the Company’s current working capital balance is insufficient to meet its expected capital budget, the Company is likely to require additional funds during fiscal 2008. These funds are expected to come from a combination of possible warrant and option exercises, revenue from oil and gas sales from existing Alberta operations, and possible equity or debt financings.

Anticipated Changes to Facilities/Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Company has had no revenue during the past five fiscal years.

As of December 31, 2007, all of the Company’s assets were located in the United States and Canada.

Asset Location as of:	Canada	United States

12/31/2003	$131,793	Nil
12/31/2004	$1,630,842	Nil
12/31/2005	$14,788,338	$1,228,015
12/31/2006	$55,495,196	$25,182,535
12/31/2007	$35,181,268	$27,962,231

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

As at December 31, 2007, Dejour had two subsidiaries.  100% owned Dejour Energy (USA) Corp is used to hold the Company’s oil & gas properties in the US, and 100% owned Dejour Energy (Alberta) Ltd. is used to hold its oil & gas properties in Canada. During the fiscal year ended December 31, 2007, the Company acquired the remaining 10% of Dejour Energy (Alberta) Ltd.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 5,720 sq. ft. at Suite 1100, 808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4.  The Company began occupying these facilities on May 1, 2005.  Monthly basic rent is $7,700.

Resource Properties

The Company’s current focus is on oil and gas properties located in the United States and Canada. The Company formerly had direct interest in uranium exploration properties, which it sold to Titan Uranium Inc. in 2006 for Titan common shares. The Company retains a 1% NSR on all properties and a 10% working interest in each claim, carried by Titan to a completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% NSR.

The Company’s resource property interests are described below:

United States Oil and Gas Properties

Colorado/Utah Oil and Gas Project

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

Uinta-Piceance Basin
WYOMING
Properties of
Dejour Energy (USA) Inc
September 14, 2007
0
10
20
30
40
Miles
Salt Lake City
Summit County
Daggett County
Moffat County
Routt County
Duchesne County
Uintah County
Rio Blanco County
Garfield County
Eagle County
Denver
Carbon County
Grand County
Pitkin County
Emery County
Mesa County
Delta County
Gunnison County
Montrose County
Wayne County
San Juan County
UTAH
COLORADO
SAND WASH
SAND WASH
SAND WASH
SAND WASH
SAND WASH
ASHLEY
DINOSAUR
PINYON RIDGE
WADDLE CREEK
MEEKER
BONANZA
RANGELY
RIO BLANCO DEEP
BOOK CLIFFS
SEEP RIDGE
TRI COUNTY
GIBSON GULCH
GRAND VALLEY
GIBSON GULCH
BOOK CLIFFS
PLATEAU
GREEN RIVER
CISCO
GUNNISON
SAN JUAN

The total current area of projects is 293,473 gross acres (275,934 net acres to the joint-venture) consisting of two project types. There are 17 Resource (Gas) projects (220,465 gross/207,934 net acres) and 1 Subthrust Project (Deep Oil) project (73,009 gross/68,000 net acres). Dejour owns a 25% Net Working Interest (“NWI”) in the Natural Gas Resource projects and a 12.5% NWI in the Overthrust Oil project. Leashold acreage net royalty interest is 80% except one lease that is 78%. The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The lease details for each project are as follows:

Prospect Name	Lease #	JV Gross Acres	JV Net Acres	Dejour Net Acres	Effective Date	Expiration Date

Ashley	UTU 81189	1,920.00	1,920.00	480.00	1/10/2005	9/30/2015

Bitter Creek	UTU 84266	240.00	240.00	60.00
Bitter Creek	UTU 73460	720.00	720.00	180.00	1/10/1996	9/30/2006
	UTU 73461	2,111.84	2,111.84	527.96	1/10/1996	9/30/2006
	UTU 73462	1,920.00	1,920.00	480.00	1/10/1996	9/30/2006
	UTU 84267	1,563.90	1,563.90	390.98	1/04/1998	3/31/2008
	ML 46436	1,280.00	1,280.00	320.00	1/04/1999	1/4/2009
	UT-01-90a	1,455.60	360.08	90.02	4/20/2004	4/20/2009
	UT-01-90b	1,455.60	360.08	90.02	4/20/2004	4/20/2009
	UT-01-90c	1,295.60	362.13	90.53	4/20/2004	4/20/2009
	UTU 76801	160.00	160.00	40.00	1/12/1997	11/30/2007
	UTU 81207	960.00	960.00	240.00	1/10/2005	9/30/2015
		13,162.54	10,038.02	2,509.51

Bonanza	UTU 75118	40.00	40.00	10.00	1/04/1996	3/31/2006
	UTU 64575	2,093.61	1,046.81	261.70	1/10/1998	9/30/2008
	ML 50083	200.90	200.90	50.23	1/12/2005	1/12/2010
		2,334.51	1,287.71	321.93

Cisco	ML 49171	200.00	200.00	50.00	1/9/2003	1/9/2013
	ML 49211	640.00	640.00	160.00	1/12/2003	1/12/2013
	ML 49212	440.00	440.00	110.00	1/12/2003	1/12/2013
	UTU 81022	200.00	200.00	50.00	1/2/2005	1/31/2015
	ML 49254	640.00	640.00	160.00	1/3/2004	1/3/2014
	ML 49255	640.68	640.68	160.17	1/3/2004	1/10/2005
	UTU 81176	640.00	640.00	160.00	*
	UTU 81179	643.92	643.92	160.98	1/10/2005	9/30/2015
	UTU 81186	681.16	681.16	170.29	1/10/2005	9/30/2015
	UTU 81187	454.70	454.70	113.68	1/10/2005	9/30/2015
	ML 49336	640.00	640.00	160.00	1/6/2004	1/6/2014
	ML 49484	320.00	320.00	80.00	1/12/2004	1/12/2004
	ML 49486	450.90	450.90	112.73	1/12/2004	1/12/2004
	ML 49487	320.00	320.00	80.00	1/12/2004	1/12/2014
	ML 49489	640.96	640.96	160.24	1/12/2004	1/12/2014
	ML 49657	280.00	280.00	70.00	1/3/2005	1/03/2015
	UTU 82564	645.20	645.20	161.30	1/10/2005	09/30/2015
	UTU 82569	2,524.78	2,524.78	631.20	1/10/2005	09/30/2015
	UTU 82579	1,037.72	1,037.72	259.43	1/10/2005	09/30/2015
	UTU 82591	1,919.92	1,919.92	479.98	1/10/2005	09/30/2015
	ML 49973	640.00	640.00	160.00	1/9/2005	1/09/2015
	UTU 85253	1,304.16	1,304.16	326.04	11/21/2006	11/21/2016
	UTU 85254	320.00	320.00	80.00	1/1/2007	12/31/2016
	UTU 85269	2,240.00	2,240.00	560.00	11/21/2006	11/21/2006
	UTU 85447	1,820.78	1,820.78	455.20	2/20/2007	2/20/2007
		20,284.88	20,284.88	5,071.22

Displacement Point	ML 47558	639.28	639.28	159.82	1/5/1997	1/5/2007
	UTU 71654	1,760.00	1,760.00	440.00	1/4/1997	03/31/2007
	UTU 84266	240.00	240.00	60.00	1/4/1997	03/31/2007
	UTU 74430	678.55	678.55	169.64	1/7/1998	06/30/2008
	UTU 72739	2,556.35	2,556.35	639.09	1/4/1998	03/31/2008
	UTU 73472	280.00	280.00	70.00	1/10/2000	09/30/2010
	UTU 73714	2,120.00	2,120.00	530.00	1/1/1999	12/31/2008
	UTU 73715	1,840.00	1,840.00	460.00	1/1/1995	12/31/2004
	UTU 73927	1,360.00	1,360.00	340.00	1/4/1995	03/31/2005
	UTU 73928	120.00	120.00	30.00	1/4/1995	03/31/2005
	UTU 73475	842.80	842.80	210.70	1/10/2000	09/30/2010
	ML 46307	640.00	640.00	160.00	1/3/1999	1/3/2009
	ML 46312	439.73	439.73	109.93	1/3/1999	1/3/2009
	ML 46309	640.00	640.00	160.00	1/3/1997	1/3/2007
	UTU 73189	440.00	440.00	110.00	1/6/1997	05/31/2007
	UTU 72039	2,240.00	2,240.00	560.00	116/1997	05/31/2007
	UTU 72075	1,280.00	1,280.00	320.00	117/1998	06/30/2008
	UTU 70905	1,280.00	384.00	96.00	1/1/1999	12/31/2008
	UTU 76739	409.35	409.35	102.34	1/10/2001	09/30/2011
	UTU 76739	210.50	210.50	52.63	1/10/2003	09/30/2008
	ML 47798	40.00	40.00	10.00	1/12/1997	1/12/2007
	UTU 77555	40.00	40.00	10.00	1/10/1998	09/30/2008
	UTU 81218	440.00	220.00	55.00	1/10/2005	09/30/2015
	UTU 84714	157.84	78.92	19.73	1/10/2005	09/30/2015
		20,694.40	19,499.48	4,874.87

Evacuation Creek	UTU 73029	489.83	489.83	122.46	1/4/1999	03/31/2009

Gorge Spring	UTU 72067	2,406.46	2,406.46	601.62	1/7/1997	06/30/2007
	UTU 72068	1,392.22	1,392.22	348.06	1/7/1998	06/30/2008
	UTU 84199	959.08	959.08	239.77	1/7/1998	06/30/2008
	UTU 73031	1,982.13	1,982.13	495.53	1/4/1996	03/31/2006
	UTU 73033	631.67	631.67	157.92	1/4/1996	03/31/2006
	UTU 73032	1,408.23	1,408.23	352.06	1/4/1996	03/31/2006
	UTU 72399	1,881.47	1,881.47	470.37	1/10/1995	09/30/2005
	UTU 73929	1,114.98	1,114.98	278.75	1/4/1995	03/31/2005
	UTU 73932	1,117.92	1,117.92	279.48	1/4/1995	03/31/2005
	UTU 73935	1,918.64	1,918.64	479.66	1/4/1995	03/31/2005
	UTU 72738	210.24	210.24	52.56	1/4/1996	03/31/2006
	UTU 72674	419.39	419.39	104.85	1/1/1996	12/31/2005
	ML 45900	640.00	640.00	160.00	1/6/1998	1/6/2008
	ML 45899	642.16	642.16	160.54	1/6/1998	1/6/2008
	ML 46737	640.00	640.00	160.00	1/11/1999	1/11/2009
	UTU 81219	800.39	400.20	100.05	1/10/2005	09/30/2015
	UTU 81220	360.00	360.00	90.00	1/10/2005	09/30/2015
	UTU 84203	640.00	640.00	160.00	1/10/2005	09/30/2015
		19,164.98	18.764.79	4,691.20

Green River	ML 49253	640.00	640.00	160.00	1/3/2004	1/3/2014
	ML 49256	720.00	720.00	180.00	1/3/2004	1/3/2014
	ML 49257	280.00	280.00	70.00	1/3/2004	1/3/2014
	ML 49258	640.00	640.00	160.00	1/3/2004	1/3/2014
	ML 49259	640.36	640.36	160.09	1/3/2004	1/3/2014
	UTU 80206	3,334.78	3,334.78	833.70	1/8/2002	07/31/2012
	ML 49174	640.00	640.00	160.00	1/9/2003	1/9/2013
	UTU 81008	2,200.00	2,200.00	550.00	1/2/2005	01/31/2015
	UTU 81009	794.51	794.51	198.63	1/2/2005	01/31/2015
	UTU 81174	996.59	996.59	249.15	1/5/2004	04/30/2014
	UTU 81175	880.00	880.00	220.00	1/512004	04/30/2014
	UTU 81176	640.00	640.00	160.00	1/10/2005	09/30/2015
	UTU 81228	1,373.92	1,373.92	343.48	1/5/2004	04/30/2014
	ML 49660	1,181.42	1,181.42	295.36	1/3/2005	1/31/2015
	UTU 84937	808.70	808.70	202.18	1/10/2006	09/30/2016
	UTU 84941	335.79	335.79	83.95	1/10/2006	09/30/2016
		16,106.07	16,106.07	4,026.52

Oil Shale	ML 49190	1,559.75	1,559.75	389.94	1/9/2003	1/9/2013
	ML 49191	1,994.58	1,994.58	498.65	1/9/2003	1/9/2013
	ML 49189	40.00	40.00	10.00	1/9/2003	1/9/2013
		3,594.33	3,594.33	898.58

Red Wash	ML 51111	884.40	884.40	221.10	*

San Juan	UTU 81304	677.59	677.59	169.40	1/5/2004	04/30/2014

Seep Ridge	ML 49154	640.88	640.88	160.22	1/9/2003	1/9/2013
	ML 49786	640.00	640.00	160.00	1/6/2005	1/6/2010
	ML 50421	162.50	162.50	40.63	1/9/2006	1/91/2011
		1,443.38	1,443.38	360.85

Tri County South	UTU 73460	80.00	80.00	20.00	1/10/1994	09/30/2004
	ML 49401	640.00	640.00	160.00	1/9/2004	1/9/2014
	UTU 79804	320.00	320.00	80.00	1/9/2001	08/31/2011
	ML 49155	277.74	138.87	34.72	1/9/2003	1/9/2013
	UTU 81207	320.00	320.00	80.00	1/10/2005	09/30/2015
	UTU 81208	1,928.24	1,928.24	482.06	1/10/2005	09/30/2015
	ML 49776	640.00	640.00	160.00	1/6/2005	1/6/2010
	ML 49789	40.00	40.00	10.00	1/6/2005	1/6/2010
	UTU 84678	1,920.00	1,920.00	480.00	5/16/2006	5/16/2016
	ML 50427	640.00	640.00	160.00	1/9/2006	1/9/2011
	UTU 85601	191.64	191.64	47.91	5/22/2007	5/21/2017
		6,997.62	6,858.75	1,714.69

UTAH TOTALS		107,754.53	101,849.23	25,462.33

Barcus Creek	COC 61210	1,599.07	1,599.07	399.77	1/11/1997	10/31/2009

Book Cliffs	COC 66372	945.07	945.07	236.27	1/2/2003	01/31/2013
	COC 66374	1,215.81	1,215.81	303.95	1/2/2003	01/31/2013
	COC 66376	285.24	285.24	71.31	1/2/2003	01/31/2013
	COC 87584	861.67	861.67	215.42	1/10/2004	09/30/2014
	COC 67585	900.41	900.41	225.10	1/10/2004	09/30/2014
	COC 67586	1,920.40	1,920.40	480.10	1/10/2004	09/30/2014
	COC 68354	320.00	320.00	80.00	1/6/2005	05/31/2015
	COC 59673	632.64	632.64	158.16	1/12/2006	11/31/2016
	CDC 65150	200.00	200.00	50.00	1/9/2001	08/31/2011
	COC 65147	80.14	80.14	20.04	1/9/2001	08131/2011
	COC 67576	2,287.64	2,287.64	571.91	1/10/2004	9/30/2014
	COO 69665	1,413,83	1,413.83	353.46	1/12/2006	11/31/2016
	COC 69803	1,580.85	1,580.85	395.21	1/12/2006	11/31/2016
	COC 69804	970.82	970.82	242.71	1/12/2006	11/31/2016
	COC 69812	1,520.00	1,520.00	380.00	1/12/2006	11/31/2016
	COC 69813	1,280.00	1,280.00	320.00	1/12/2006	11/31/2016
	COC 65577	120.00	120.00	30.00	1/12/2001	11/30/2011
		16,534.52	16,534.52	4,133.63

Gibson Gulch	COC 65531	1,520.00	1,520.00	380.00	1/12/2001	11/30/2011
	COC 65522	919.74	919.74	229.94	1/12/2001	11/30/2011
	COC 66370	680.00	680.00	170.00	1/12/2002	11/30/2012
	COC 68793	465.58	465.58	116.40	1/2/2006	01/31/2016
	COC 69659	40.00	40.00	10.00	1/7/2006	06/30/2016
		3,625.32	3,625.32	906.33

Grand Valley West	COC 67373	1,960.72	1,960.72	490.18	1/7/2004	06/30/2014
	COC 67375	1,918,93	1,918.93	479.73	1/7/2004	06/30/2014
	COC 67555	1,28000	1,280.00	320.00	1/10/2004	09/30/2014
	COC 68097	20.55	20.55	5.14	1/4/2005	03/31/2015
		5,180.20	5,180.20	1,295.05

Gunnison	COC 65551	1,164.13	1,164.13	291.03	1/12/2001	11/30/2011
	COC 65553	640.00	640.00	160.00	1/12/2001	11/30/2011
	COC 69385	480.92	480.92	120.23	1/8/2006	07/31/2016
	COC 69388	2,529.42	2,529.42	632.36	1/8/2006	07/31/2016
	COC 65511	1,280.00	1,280.00	320.00	1/12/2001	11/30/2011
	COC 71265	1,347.90	673.97	168.49	*
		7,442.37	6,768.44	1,692.11

Meeker	COC 61055	160.00	160.00	40.00	1/11/1997	10/31/1997
	COC 65793	235.73	235.73	58.93	1/4/2002	03/31/2012
	COC 67393	171.47	171.47	42.87	1/7/2004	06/30/2014
	COC 66021	168.32	168.32	42.08	1/4/2003	03/31/2013
	COC 67380	1,800.00	1,800.00	450.00	1/7/2004	06/30/2014
	COC 59489	45.75	45.75	11.44	1/8/1998	07/31/2008
	COC 64885	96.26	96.26	24.07	1/6/2001	05/31/2011
	COC 64894	40.00	40.00	10.00	1/6/2001	05/31/2011
	COC 65839	282.14	282.14	70.54	1/4/2002	03/31/2012
	COC 67390	1,547.28	1,547.28	386.82	1/7/2004	06/30/2014
	COC 67391	998.79	998.79	249.70	1/7/2004	06/30/2014
	COC 67392	799.48	799.48	199.87	1/7/2004	06/30/2014
	COC 67383	739.92	739.92	184.98	1/7/2004	06/30/2014
	COG 70064	1,233.85	1,23385	308.46	1/10/2006	09/30/2016
	COC 70065	2,030.00	2,030.00	507.50	1/10/2006	09/30/2016
	COC 70066	2,365.15	2,365.15	591.29	1/10/2006	09/30/2016
	COC 70067	1,920.00	1,920.00	480.00	1/18/2007	07/31/2017
		14,634.14	14,634.14	3,658.54

Pinyon Ridge	COC 66385	1,000.00	1,000.00	250.00	1/12/2002	11/30/2012
	COC 67175	1,280.00	1,280.00	320.00	1/12/2003	11/30/2013
	COC 67176	1,720.18	1,720.18	430.05	1/12/2003	11/30/2013
	COC 67177	2,360.00	2,360.00	590.00	1/12/2003	11/30/2013
	Museum	320.00	320.00	80.00	4/13/2004	04/13/2009
	COC 67810	1,000.00	1,000.00	250.00	1/9/2004	08/31/2014
	8529.5	640.00	640.00	160.00	8/16/2005	08/16/2010
	COC 69423	1,084.12	1,084.12	271.03	1/4/2006	03/31/2016
	COC 69427	1,720.00	1,720.00	430.00	1/8/2006	07/31/2016
	COC 69735	760.00	760.00	190.00	1/12/2006	11/31/2016
	COC 69737	1,120.00	1,120.00	280.00	1/12/2006	11/31/2016
	COC 69755	861.42	861.42	215.36	1/12/2006	11/31/2016
	COC 69780	640.00	640.00	160.00	1/6/2006	5/31/2016
	COC 69781	1,921.44	1,921.44	480.36	1/12/2006	11/31/2016
	COC 69782	1,120.00	1,120.00	280.00	1/7/2006	6/30/2016
	COO 66386	1,000.00	1,000.00	250.00	1/12/2002	11/30/2012
	COC 66388	2,080.00	2,080.00	520.00	1/12/2002	11/30/2012
		20,627.16	20,627.16	5,156.79

Plateau	COC 65774	280.00	140.00	35.00	1/4/2002	03/31/2012
	COC 65772	1,157.43	578.71	144.68	1/4/2002	03/31/2012
	COC 68802	534.53	534.53	133.63	1/2/2006	01/31/2016
	COC 68804	1,602.81	1,602.81	400.70	1/2/2006	01/31/2016
	COC 68805	1,280.00	1,280.00	320.00	1/2/2006	01/31/2016
	COC 70012	1,214.84	1,214.84	303.71	1/6/2007	05/31/2017
	COC 70013	1,264.51	1,264.51	316.13	1/6/2007	05/31/2017
		7,334.12	6,615.40	1,653.85

Rangely	COC 10333	40.00	40.00	10.00	1/3/1970	HBP
	COC 65851	1,602.33	801.17	200.29	1/4/2002	03/31/2012
	COC 65852	1,493.38	746.69	186.67	1/4/2002	03/31/2012
	COC 65853	2,091.78	1,045.89	261.47	1/4/2002	03/31/2012
	COC 65854	1,327.12	663.56	165.89	1/4/2002	03/31/2012
	COC 65848	585.94	292.97	73.24	114/2002	03/31/2012
	COC 66390	531.19	531.19	132.80	1/12/2002	11/30/2012
	COC 64927	757.51	757.51	189.38	1/6/2001	05/31/2011
	COC 64931	147.01	147.01	36.75	1/6/2001	05/31/2011
	COC 67404	1,274.00	1,274.00	318.50	1/7/2004	06/30/2014
	COC 67405	2,560.00	2,560.00	640.00	1/7/2004	06/30/2014
	COC 67406	2,560.00	2,560.00	640.00	1/7/2004	06/30/2014
	COC 67407	2,550.56	2,550.56	637.64	117/2004	06/30/2014
	COC 67408	2,560.00	2,560.00	640.00	1/7/2004	06/30/2014
	COC 67422	1,163.88	1,163.88	290.97	1/7/2004	06/30/2014
	COC 67423	1,926.56	1,926.56	481.64	117/2004	06/30/2014
	COC 68143	2,350.20	2,350.20	587.55	1/4/2005	03/31/2015
		25,521.46	21,971.19	5,492.80

Rio Blanco Deep	COC 65775	659.16	659.16	164.79	1/4/2002	03/31/2012
	COC 67397	2,535.17	2,535.17	633.79	1/7/2004	06/30/2014
	COC 67398	216.37	216.37	54.09	1/7/2004	06/30/2014
	CO-02-65a	544.40	90.73	22.68	5/3/2007	5/3/2012
	CO-02-65b	544.40	90.73	22.68	1/3/2007	1/3/2012
CO-02-65c	544.40	90.73	22.68	5/3/2007	5/3/2012
	5,043.90	3,682.90	920.72

Sand Wash	COC 65847	100.00	100.00	25.00	1/6/2002	05/31/2012
	COC 65846	150.00	150.00	37.50	1/6/2002	05/31/2012
	COC 61703	1,000.00	1,000.00	250.00	1/6/1998	05/31/2008
	COC 61766	243.24	243.24	60.81	1/6/1998	05/31/2008
	COC 61807	600.00	600.00	150.00	1/6/1998	05/31/2008
	COC 61817	126.52	126.52	31.63	1/6/1998	05/31/2008
	COC 61826	640.00	640.00	160.00	1/6/1998	05/31/2008
	COC 64902	159.86	159.88	39.97	1/6/2001	05/31/2011
	COC 65179	5.00	5.00	1.25	1/9/2001	08/31/2011
	COC 65182	212.14	212.14	53.04	1/9/2001	08/31/2011
	COC 61224	163.89	163.89	40.97	1/11/1997	10/31/2007
	COC 67170	199.73	199.73	49.93	1/12/2003	11/30/2013
	COC 69699	39.71	39.71	9.93	1/12/2006	11/30/2016
	COC 69698	41.55	41.55	10.39	1/7/2006	06/30/2016
		3,681.66	3,681.66	920.42

Waddle Creek	COC 61059	283.92	283.92	70.98	1/11/1997	10/31/2007
	COC 66151	527.83	527.83	131.96	1/7/2002	06/30/2012
	COC 61602	40.00	40.00	10.00	1/4/1998	03/31/2008
	COC 69695	320.00	320.00	80.00	1/12/2006	11/30/2016
		1,171.75	1,171.75	292.94

COLORADO TOTALS		105,752.74	102,228.85	25,601.53

Overthrust Projects (12.5% working interest)

Utah Dinosaur	UTU 81193	1,920.00	1,920.00	240.00	1/10/2005	09/30/2015
	UTU 81194	1,600.00	1,600.00	200.00	1/10/2005	09/30/2015
	UTU 81195	1,962.08	1,962.08	245.26	1/10/2005	09/30/2015
	UTU 81196	1,792.38	1,792.38	224.05	1/10/2005	09/30/2015
	UTU 81197	1,305.69	1,305.69	163.21	1/10/2005	09/30/2015
	UTU 81198	1,674.13	1,674.13	209.27	1/10/2005	09/30/2015
	UTU 81199	1,240.00	1,240.00	155.00	1/10/2005	09/30/2015
	UTU 81200	1,680.00	1,680.00	210.00	1/10/2005	09/30/2015
	UTU 81209	1,920.00	1,920.00	240.00	1/10/2005	09/30/2015
	UTU 81210	1,875.12	1,875.12	234.39	1/10/2005	09/30/2015
	UTU 81211	1,916.00	1,916.00	239.50	1/10/2005	09/30/2015
	UTU 81212	1,850.50	1,850.50	231.31	1/10/2005	09/30/2015
	UTU 81213	254.50	254.50	31.81	1/10/2005	09/30/2015
	UTU 81214	1,493.72	1,493.72	186.72	1/10/2005	09/30/2015
	UTU 81215	1,760.87	1,760.87	220.11	1/10/2005	09/30/2015
	UTU 81216	840.00	840.00	105.00	1/10/2005	09/30/2015
	UTU 80630	1,160.00	1,160.00	145.00	1/04/2003	03/31/2013
	UTU 81760	80.00	80.00	10.00	1/10/2005	09/30/2015
	UT-01-257a	924.08	22.54	2.82	1/03/2007	1/03/2012
	UT-01-257b	924.08	22.54	2.82	1/03/2007	1/03/2012
	UT-01-257c	924.08	22.54	2.82	1/03/2007	1/03/2012
	UT-01-257d	924.08	90.16	11.27	1/03/2007	1/03/2012
	UT-01-257e	920.00	22.54	2.82
		30,941.61	26,505.61	3,313.20

Colorado Dinosaur	COC 67404	316.56	316.56	39.57	1/07/2004	06/30/2014
	COC 67400	919.36	919.36	114.92	1/07/2004	06/03/2014
	COC 67403	960.00	960.00	120.00	1/07/2004	06/30/2014
	COC 67409	1,236.16	1,236.16	154.52	1/07/2004	06/30/2014
	COC 67410	1,418.53	1,418.53	177.32	1/07/2004	06/30/2014
	COC 67411	1,480.00	1,480.00	185.00	1/07/2004	06/30/2014
	COC 67421	2,133.76	2,133.76	266.72	1/07/2004	06/30/2014
	COC 67424	448.60	448.60	56.08	1/07/2004	06/30/2014
	COC 67401	1,103.68	1,103.68	137.96	1/07/2004	06/30/2014
	COC 67402	720.00	720.00	90.00	1/07/2004	06/30/2014
	COC 67412	2,438.28	2,438.28	304.79	1/07/2004	06/30/2014
	COC 67420	1,600.00	1,600.00	200.00	1/07/2004	06/30/2014
	COC 67426	1,529.51	1,529.51	191.19	1/07/2004	06/30/2014
	8018.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8019.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8020.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8021.4	640.00	640.00	80.00	5/20/2004	05/20/2009
	8076.4	640.00	640.00	80.00	5/20/2004	08/19/2009
	8077.4	640.00	640.00	80.00	5/20/2004	08/19/2009
	CDC 68533	200.00	200.00	25.00	1/12/2005	11/30/2015
	Museum	2,485.66	112.27	14.03	4/10/2005	4/10/2010
	COC 69433	1,710.37	1,710.37	213.80	1/08/2006	07/31/2016
	COC 69434	1,920.00	1,920.00	240.00	1/08/2006	07/31/2016
	COC 69435	1,280.00	1,280.00	160.00	1/08/2006	07/31/2016
	COC 69436	1,160.00	1,160.00	145.00	1/08/2006	07/31/2016
	COC 69443	1,701.27	1,701.27	212.66	1/08/2006	07/31/2016
	COC 69444	948.94	948.94	118.62	1/08/2006	07/31/2016
	COC 69445	395.77	395.77	49.47	1/08/2006	07131/2016
	COC 69446	320.00	320.00	40.00	1/08/2006	07/31/2016
	COC 69448	1,919.92	1,919.92	239.99	1/08/2006	07/31/2016
	COC 69451	1,398.91	1,398.91	174.86	1/08/2006	07/31/2016
	COO 69452	1,239.79	1,239.79	154.97	1/08/2006	07/31/2016
	COC 69453	1,759.52	1,759.52	219.94	1/08/2006	07/31/2016
	COC 69454	1,920.00	1,920.00	240.00	1/08/2006	07/31/2016
	COC 69457	1,280.00	1,280.00	160.00	1/08/2006	07/31/2016
	COC 69458	51.67	51.67	6.46	1/08/2006	07/31/2016
	COC 69459	279.38	279.38	34.92	1/08/2006	07/31/2016
	Weidlich	3,274.80	1,420.80	355.20	10/24/2006	10/24/2011
	COC 70761	230.96	230.96	28.87	1/10/2007	09/30/2017
	COC 70762	800.00	800.00	100.00	1/10/2007	09/30/2017
		46,421.40	42,194.01	5,451.85

*  Lease Pending

As of December 31, 2007, the working interest partners are:

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

North Barcus Creek Prospect

The North Barcus Creek project contains the first wells drilled by the joint-venture. Retamco as operator issued the Company 2 Authorities for Expenditures to drill the first 2 wells on the North Barcus Creek prospect located in Rio Blanco County, Colorado. The Company elected to participate in the drilling of the 2 wells, known as the #1-12 and #2-12, located in Section 12, T1N, R99W.

The #1-12 well is a direct offset to a well drilled in 1979 to a depth of 15,700 feet known as the Federal #22-12 well. On July 22, 2007, a shallow capable drill rig commenced operations. By August 8, the rig had drilled to a depth of 3,225 feet and subsequently set surface casing. A deeper capable drill rig took over and continued drill operations, and on August 27 reached the target depth of 11,150 feet. Operations to complete the #1-12 commenced on September 13, 2007, and the well awaits connection to a pipeline.

The #2-12 well is located 1,800 feet from the #1-12 well. Drill operations on the #2-12 well commenced on August 7, 2007 with the shallow drill rig, and finished with the deeper capable drill rig. On September 21, the target depth of 11,300 feet was reached. Operations to complete the well began on September 25th, but were subsequently suspended pending results of the #1-12 well. The Completion Program recommenced and the well is shut-in pending installation of a pipeline.

Gustavson Associates was engaged by the Company to estimate the developed net reserves at North Barcus Creek as of December 31, 2007.

Summary of Net Developed Reserves

North Barcus Creek, Colorado

As of December 31, 2007

Reserves Category	Net Natural Gas (MMCF)	Net Oil MBO

Proved Developed, Non-producing	168.6	8.1

Bonanza Prospect Area

The Bonanza Prospect Area is located in Uintah County, Utah, and consists of 2,334.51 gross acres (1,287.71 acres net) of sparsely drilled acreage within the highly prospective Mesaverde-Mancos-Dakota gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the producing trend. It is surrounded by the prolific Natural Buttes.

The area contains several prospective resource intervals. The Green River-Wasatch sandstones lie at a depth of 3,500’ – 5,000’ and are the primary reservoirs in the Uinta Basin. In the Bonanza Area these reservoirs are at the eastern margins of the trend. The Mesaverde lies at a depth of 6,000’ to 8,000’ and includes both tight sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the Bonanza Area. The Mancos interval, from 8,000 to 13,000 feet, consists predominantly of shale, with thin, tight siltstone and sandstone beds.  The Mancos represents a significant reservoir target in the Bonanza Area. In addition, operators have been evaluating the resource potential of the Mancos shale itself as it lies in close proximity to the gas-generative window making it extremely attractive for shale gas production. From 9,000 to 14,000 feet in depth, the Dakota reservoirs also represent an attractive gas target in the Bonanza Area.

Book Cliffs Prospect Area

The Book Cliffs Prospect Area in Garfield and Mesa Counties, Colorado, consists of 16,534 gross acres of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the east flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing fairway. It is located near the peak gas-generative depocenter in the Piceance Basin, and targets are tight sandstone, siltstone, shale gas, and coalbed methane reservoirs.

Cisco Prospect Area

The Cisco Prospect Area in Grand County, Utah, consists of 20,284.88 gross acres (5,071.22 acres net) of sparsely drilled acreage within the highly prospective conventional / tight gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the Dakota-Jurassic producing trend.

Dinosaur Prospect Area

The Dinosaur Prospect Area in Moffat County, Colorado and Uintah County, Utah, consists of 77,363 gross acres (8,765.05 acres net) of sparsely drilled acreage within the highly prospective Pennsylvanian Weber Sandstone oil trend. It provides an opportunity to explore for oil reserves in a North American petroleum basin. The acreage lies on the north flank of the Douglas Creek Anticline, and north of the Rangely field. Any structural and / or stratigraphic traps present in the Dinosaur Area would be optimally located to trap oil migrating from the Palaeozoic generative basin to the northwest.

The main Dinosaur prospect is a sub thrust play to test the same Pennsylvanian Weber Sandstone reservoir that is the primary producer at the Rangely Field to the south. Oil is trapped in the asymmetric, hanging wall of the Rangely anticline. The Dinosaur Area’s prospective appeal is further enhanced by its proximity to the intersection of two major intersecting fault systems: the east-trending Uinta thrust system and the north-trending Douglas Creek Arch. At the intersection of fault systems rocks can be more intensely fractured. If as suggested in the literature, these faults are basement-related, they could have provided preferred lateral and vertical pathways for migrating oil and gas.

In addition to the subthrust play, there could be opportunities for undiscovered hangingwall anticlinal traps within the acreage, as has been demonstrated with the discovery of the Covenant Field on the southwestern margin of the Uinta Basin.

Anticipated drilling depth for the subthrust play is 15,000 feet.

Gibson Gulch Prospect Area

The Gibson Gulch Prospect Area in Garfield County, Colorado, consists of 3,625 gross acres (906.33 acres net) of sparsely drilled acreage, within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies along the axis of the Piceance Basin depocenter, in the heart of the prolific Mesaverde producing trend. The Mesaverde, at a depth of  7,000’ to 9,000’, is the primary target.  The interval includes both sandstone and coalbed methane reservoirs. Coal bed thickness ranges from 30’ to 80’ over the leased area.  Ash content for the Uinta – Piceance Basin is generally low (7 – 12%). Because of the high gas content, thick coal beds, and location within the peak gas-generative window, coal bed methane is an attractive target in the Gibson Gulch Area.

Green River Prospect Area

The Green River Prospect Area in Grand County, Utah, consists of 16,106.07 gross acres (4,026.52 acres net) of sparsely drilled acreage in the transitional Area between the Uinta-Piceance Basin and the Paradox Basin.

Gunnison Prospect Area

The Gunnison Prospect Area located in Delta County, Colorado, consists of 7,442.41 gross acres (1,692.11 acres net) of sparsely drilled acreage within the Delta Co. coal district in the Uinta-Piceance Basin. The acreage lies along the southern margins of the Piceance Basin. This under-developed area is prospective for coalbed methane gas.

Meeker Prospect Area

The Meeker Prospect Area located in Moffat and Rio Blanco Counties, Colorado, consists of 14,634 gross acres (3,658.54 acres net) of sparsely drilled acreage along the north-eastern margin of the Piceance Basin. The acreage is on trend with established oil producing fields.

Pinyon Ridge Prospect Area

The Pinyon Ridge Prospect Area in Moffat and Rio Blanco Counties, Colorado, consists of 20,627 gross acres (5,156.79 acres net) of sparsely drilled acreage along the highly prospective basin-centered gas resource trend in the Uinta-Piceance Basin. The acreage lies along the axis of the Piceance Basin at the northern margins of the Mesaverde-Mancos producing trend. Over seventy-five percent of the acreage, the objective reservoirs are Mesaverde and Mancos. However, the primary target in the westernmost lease block is the Pennsylvanian Weber Sandstone.

The Mesaverde interval at a depth from 1,000 to 7,000 feet includes both tight sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the Pinyon Ridge Area. Nine coalbed methane wells have been drilled in the Pinyon Ridge Area since 1993. Coal bed thickness ranges from 30’ to 80’ over the leased area.  Ash content for the Uinta – Piceance Basin is generally low (7 – 12%). Because of the high gas content, thick coalbeds, and location within the gas-generative window, coalbed methane remains an attractive target in the Pinyon Ridge Area.

The Mancos interval at a depth of 2,000 to 8,500 feet consists predominantly of shale with thin, tight siltstone and sandstone beds. No wells have been completed in the Mancos in the Pinyon Ridge Area, with the closest conventional Mancos production occurring at Rangely Field to the southwest. Recently, however, operators have been evaluating the resource potential of the Mancos shale itself. In the Pinyon Ridge Area the Mancos current lies within the peak gas-generative window making it extremely attractive for shale gas production.

The Dakota reservoirs at a depth of 5,000 to 9,000 feet represent an attractive oil target in the western portion of the Pinyon Ridge acreage. These reservoirs are oil productive at the Elk Springs Field.

Pennsylvanian Weber Sandstone at a depth of 3,000’ to 12,000’ feet are potential combination structural / stratigraphic traps associated with eolian dune sandstones deposited in a coastal environment. These sandstone bodies are thick and locally continuous and are oil productive at the Elk Springs, Rangely, and Ashley Valley fields.

Plateau Prospect Area

The Plateau Prospect Area in Mesa County, Colorado, consists of 7,334 gross acres (1,653.85 acres net) of sparsely drilled acreage within the highly prospective continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the south flank of the Piceance Basin depocenter and targets include basin-centered gas, and coalbed methane reservoirs.

Rangely Prospect Area

The Rangely Prospect Area in Rangely County, Colorado, consists of 25,521 gross acres (5,492.80 acres net) of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the east flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing trend.

The Mancos interval, which lies at a depth of 1,000 to 4,000 feet, consists predominantly of shale with thin, tight siltstone and sandstone beds. The Mancos B represents a significant reservoir target in the Rangely Area. At a depth of 2,000 to 6,000 feet, the Dakota reservoirs also represent an attractive gas target.

Rio Blanco Deep Prospect Area

The Rio Blanco Prospect Area in Rio Blanco County, Colorado, consists of 6,642 gross acres  (920.72 acres net) of sparsely drilled acreage within the highly prospective tight gas and continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the east flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing trend. The Rio Blanco Area is located near the axis of the peak gas-generative depocenter in the Piceance Basin and targets include tight gas and basin–centered gas reservoirs.

Previously, reservoirs with good porosity and permeability were the primary completion targets. Wells which did not meet these criteria were considered non-commercial. In recent months, other operators in the area have been completing the same reservoir intervals, but completing a much broader resource interval. According to Colorado Oil and Gas Conservation Commission records, they have achieved better success, with indications of potentially much higher flow rates.

Prospective Reservoirs on the property include Mesaverde, Mancos, and Dakota. The  Mesaverde interval from 6,000 to 11,000 feet includes both tight sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the Rio Blanco Area. No coalbed methane wells have been drilled in the Rio Blanco Area. However, because of the high gas content of the coals, and their close proximity to the gas-generative window, the coal bed methane resource potential in the Rio Blanco Area is a prospective target.

The Mancos interval at 8,000 to 13,000 feet consists predominantly of shale, with thin, tight siltstone and sandstone beds.  The Mancos represents a significant resource target in the Rio Blanco Area. The Mancos current lies in close proximity to the peak gas-generative window making it extremely attractive for shale gas production. The Dakota reservoirs at 10,000 to 14,000 feet also represent an attractive gas target in the Rio Blanco Area.

San Juan Prospect Area

The San Juan Prospect Area consists of 677 gross acres (169.40 acres net) located in Uintah County and San Juan County, Utah.

Sand Wash Prospect Area

The Sand Wash Prospect Area in Moffat County, Colorado consists of 3,681.66 gross acres (920.42 acres net) of sparsely drilled acreage within the Sand Wash Basin. This area is considered prospective for coalbed methane.

Seep Ridge Prospect Area

The Seep Ridge Prospect Area in Uintah County, Utah consists of 1,443.38 gross acres (360.85 acres net) of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing trend in the Uinta Basin.

Tri-County Prospect Area

The Tri-County Prospect Area, which includes Bitter Creek, Displacement Point, Evacuation Creek and Tri-County South Prospect Areas in Uintah County, Utah, consists of 60,508 gross acres of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the Mesaverde-Dakota-Entrada producing trend. It is surrounded by the existing Main Canyon, Fence Canyon, San Arroyo, South Canyon, and Baxter Pass fields. Several regional faults have been mapped on the acreage, and linear trends observed on surface maps may be associated with faults and/or fracture patterns. Faults and fractures have been associated with enhanced production from tight sandstone reservoirs in the Uinta-Piceance Basin. Drilling is in progress in areas surrounding the acreage.

The prospective reservoirs in the prospect area include the Mesaverde, Mancos, Dakota, and Jurassic Triassic (Morrison, Entrada, Curtis, and Wingate).

The Mesaverde interval from 1,300 to 4,200 feet includes both tight sandstone and coalbed methane reservoirs. Sporadic production from tight sandstone reservoirs has been recorded to the north and west of the Tri-County acreage. Development of the coalbed methane potential in adjacent Baxter Pass Field, Colorado, has been initiated by another, unrelated operator.  Coal bed thickness ranges from 10’ to 25’ over the leased area, and ash content for the Uinta – Piceance Basin is generally low.

The Mancos interval at a depth of 3,000 to 7,000 feet consists predominantly of shale, with thin, tight siltstone and sandstone beds. To-date, the reservoir targets have been primarily the siltstone / sandstone beds in the lower Mancos (Mancos B) which have been developed predominantly on 320 acre spacing units, with some sections on 160 acre units. Recently, operators have been evaluating the resource potential of the Mancos shale itself.

The Dakota reservoirs at 6,700 to 7,600 feet represent the primary target within the Tri-County acreage. These reservoirs are productive at several existing field which lie to the south of the acreage. To-date, the Dakota reservoirs have been developed predominantly on 320 acre spacing units, with some sections on 160 acre units.

The Jurassic-Triassic (Morrison, Entrada, Curtis, and Wingate) at 7,000 to 8,500 feet are potential stratigraphic traps associated with eolian dune sandstones which were deposited in a coastal environment. These sandstone bodies are thick and locally continuous. Technology advances in both completion techniques and subsurface imaging have revitalized the area.

Waddle Creek Prospect Area

The Waddle Creek Prospect Area in Routt and Moffat County, Colorado, consists of 1,171.75 gross acres (292.94 net) of sparsely drilled acreage in the Sand Wash Basin.  Basal Mancos (Niobrara) is the target reservoir in the area.

West Grand Valley Prospect Area

The West Grand Valley Prospect Area in Garfield County, Colorado consists of 5,180.20 gross acres (1,295.05 acres net) of sparsely drilled acreage within the highly prospective continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies near the axis of the Piceance Basin in the heart of the prolific Mesaverde-Mancos-Dakota producing trend.

The prospective reservoirs on the prospect are the Mesaverde, Mancos, and Dakota.

The Mesaverde interval at a depth of 5,000 to 8,500 feet includes both sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the West Grand Valley Area. Coal bed thickness ranges from 30’ to 80’ over the leased area.  Ash content for the Uinta – Piceance Basin is generally low, and because of the high gas content, thick coal beds, and location near the peak gas-generative window, coal bed methane is an attractive target in the West Grand Valley Area.

The Mancos interval at 6,000 to 8,000 feet consists predominantly of shale, with thin, tight siltstone and sandstone beds. In the West Grand Valley Area the Mancos lies near the peak gas-generative window making it extremely attractive for shale gas production. Recently, operators have been evaluating the resource potential of the Mancos shale itself.

The Dakota reservoirs at 9,000 to 11,000 foot depth represent an attractive target in the West Grand Valley Area. These reservoirs are located at the eastern margins of the Dakota producing fairway on the eastern flank of the Douglas Creek Arch.

Proposed Transaction with Retamco Operating

On June 18, 2008, the Company announced that it was acquiring, in conjunction with joint-venture partner Brownstone Ventures, Retamco’s interest in approximately 125,000 acres in the Colorado and Utah project.

Under the agreement, Dejour and Brownstone would have 100% working interest in approximately 125,000 acres (Dejour 71.43% and Brownstone Ventures 28.57%). Dejour will have 128,000 total net acres (44% of 289,000 acres gross) of property in Colorado and Utah.

In consideration for its increased interest in the projects, the Company provided Retamco with Dejour’s 25% working interest in approximately 3,683 acres and the two wells at North Barcus Creek, and a cash payment of approximately $4,000,000. As part of the transaction, Dejour borrowed $4,000,000 from Brownstone for a term of 12 months, with the loan secured by the Company’s United States’ oil and gas assets with a Corporate Guarantee from Dejour Enterprises Ltd.

Current and Anticipated Exploration

Over the next one to two years, Dejour and joint-venture partner Brownstone intend to begin drilling at least 10 exploration wells on the newly acquired acreage as part of a resource development plan that may take 7 to 10 years to fully execute.

2. Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect (the “Tinsley Prospect). The Company acquired a 35% interest in the project located in Yazoo County, Mississippi. Originally, the project consisted of 5,100 acres gross (4,613 net acres). However, in the 1st quarter of 2007, the Company reached an agreement with the operator such that the Company transferred its interest in the Merit Partners #1 wellbore, along with certain shallow rights in roughly 616 net acres of oil and gas leases. In exchange, Dejour received 100% ownership in roughly 1,736 net acres of oil and gas leases containing the rights below the base of the Hosston formation. The Company is not obligated to pay any share of plugging and abandonment costs for the Merit Partners #1 wellbore.

During December 2005 the operator commenced drilling operations on a test well known as the Merit Partners #1. The well was drilled to a total depth of 11,237 feet. In March 2006, the Company was advised by the operator of the project that the well was not economic. As a result, the Company recorded an impairment provision of $2,375,926. Due to the agreement reached in the 1st quarter of 2007, the Company has no further ownership in the Merit Partners #1, and will not be required to pay its share of plugging and abandonment costs.

The Company subsequently concluded an agreement with a private Mississippi based company with Dejour contributing its land interest and technical information from the Tinsley Prospect to a new joint venture. The Mississippi based corporation has commenced to acquire additional land, identified new joint venture partners as well as an operator. As of March 31, 2008, Dejour holds a 35% working interest in 8,349 gross and 7,057 net acres. The Mississippi based corporation recently commenced a search for a major industry partner to become the operator of the acreage and, together with Dejour, may be drill new wells over the next 12 months.

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

Canadian Oil and Gas Properties

The Company’s wholly-owned subsidiary, Dejour Energy (Alberta) Ltd., currently has interests in oil and gas properties in the Peace River Arch located in northeast British Columbia and Northwest Alberta.

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

The Joint Venture is incorporated as Dejour Energy (Alberta) Ltd. (“Dejour Alberta” or “DEAL”) and was owned and funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%. During 2007, the Company acquired the remaining 10% of DEAL from Mr. Dove for $354,880, and DEAL became the Company’s wholly-owned subsidiary.

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

In October 2006 Dejour Alberta successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  Dejour Alberta paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was determined to be dry.  The Company had earned the working interest of 2,220 acres, but the Company decided not to exercise options to earn more lands, and the Company recorded an impairment provision of $670,794 for the year ended December 31, 2007.

Deal has been acquiring land interests at public sales and by private purchase. Lands acquisition through purchase or earn-ins have resulted in DEAL owning an average 46% interest in approximately 33,570 acres of lands with further options or a right of first refusal  on approximately 5,760 acres in the Peace River Arch area of Alberta.

During the first and second quarters of 2007, DEAL concluded business agreements on four additional prospects resulting with the drilling of four wells and a re-entry on a fifth. During the third quarter, DEAL purchased 3,548 acres of lands and crown sales and privately at an average cost of $168.33 per acre. Total land bonus paid was $597,163.28. These lands are at a 100% working interest. Fourth quarter 2007 activities included the purchase of 4,270 acres of land, of which 3,630 acres were acquired at government sales for an average of $97.26 per acre. Total bonus cost for these purchases was $415,302 at 100% working interest. Seismic program were recorded in three areas, one of which extended into calendar 2008. These programs are designed to evaluate lands for drilling in 2008 and 2009.

The Canadian oil and gas property interests of the Company are described below:

Drake

In 2007, the Company purchased 2,108 acres of land in the Drake area of northeast British Columbia. In the second quarter of 2007, the Company drilled two gas wells, and another 4 were drilled during the 2007/2008 winter season. The first 4 wells have now been equipped and tied into sales line, with the other 2 wells to be equipped and tied in by early 3rd quarter 2008. Production is forecast to be 80% natural gas and 20% oil. Initial allowable production rate limits have been placed on some wells by the Provincial Government, so production volumes may be initially restricted to 8 million cubic feet of natural gas equivalent per day. Additional development, coupled with an established production history, will allow the Company to apply for higher well flow rates as established by production flow tests.

Working interest in lands earned last winter has been increased from 60% to 92% on 700 of the 1,400 acres earned. Interest in the remaining 700 acres remains at 100% before payout and 60% after payout. Final locations for the 2007/8 winter drilling were chosen based on interpretation of 3D seismic data purchased over all the Company’s working interest land in the area.

Wembley

At Wembley, Alberta, an existing well bore was re-entered and a re-completion attempted in the Notikewin formation during the 2006/7 winter. The Company earned a 50% working interest in a 100% before payout, 60% after payout farm-in in on two sections with the re-entry. The re-completion resulted in non-economic natural gas; however, it allowed the Company to continue four section of land past lease expiry to evaluate two other prospective zones. An exploration well commenced drilling in late December to test these zones. A partner company was invited into this prospect during drilling reducing the Company’s interest from 100 to 70%. The well was completed in early 2008 and tested under 100 mcf/day and was deemed non-economic.

Chinchaga

At Chinchaga, Alberta, the Company participated for a 10% working interest in a Slave Point test well in the first quarter of 2007. This was on a farm-in whereby the Company reimbursed the land holder for 10% of land costs subject to a royalty of 12.5% on 7,680 acres and 7.5% on 5,120 acres of the 12,800 acres included in the farm-out. A well was drilled on a seismically defined anomaly similar to the Ladyfern 30 miles to the west. Although this well was not economic, the results are being evaluated which may lead to further drilling in the area. The Company elected to increase its interest to 45% in 2,560 acres prior to completion of drilling of the test well. In addition the company has a Right of First Refusal on 5,760 acres.

Saddle Hills

In the Saddle Hills area of Alberta, the Company participated in drilling a well in the first quarter of 2007 on a five section block of land at 30% working interest to earn 30% subject to 10% non-convertible royalty. The operator expects to tie in the gas well drilled last winter and drill one location in Q2 2008. The Company is operating a seismic program on behalf of the joint venture to aid in future development plans. Last winters gas well tested over 1.5 mmcf/day total from two zones. Agreements are being finalized to add 7 sections at 30% working interest.

Manning

In the Manning area of Alberta, the Company participated at 40% working interest in a farm-in on seven sections of land. A test well commenced drilling in December 2007 and reached total depth and has been cased for production testing. This well will earn all seven sections subject to non-convertible royalty.

LaGlace

At LaGlace, Alberta, the company purchased a quarter section of land privately to test a shallow oil play. The well was drilled and cased in December 2007 and will be completed and evaluated in 2008.

Cecil

A seismic program was recorded at Cecil, Alberta, and based on this program, a well was drilled in the first quarter of 2008. The well was cased, perforated and flow-tested over 500,000 cubic feet of natural gas per day without stimulation. The Company expects to tie-in the well for production in the second quarter of 2008. The Company’s interest in this prospect is 95%.

Boundary Lake

Land was posted and purchased in British Columbia and Alberta in this area. An exploration well was drilled and cased in the first quarter of 2008 and is in the process of being evaluated.

Carson Creek

At Carson Creek, Alberta, land was purchased privately and a test well commenced drilling in late 2007. This well was completed and will be placed on production as soon as possible.

Kaybob

At Kaybob, Alberta, land was posted and purchased. A seismic program began operation in the fourth quarter of 2007 and was completed in January 2008. This will guide future development plans for this oil prospect.

Future Plans

The Company is adding oil prospects to its inventory of prospects in Alberta, and will continue an aggressive development plan for the prospects at Drake B.C. To facilitate the growing operation, DEAL has been increasing its working interests in prospects and has obtained the required permits to drill and operate oil and gas properties in Alberta and British Columbia. The Company has added additional contract personnel to assist with lands and engineering requirements and is pursuing additional lands to expand on current success.

Oil and Gas Expenditures

The continuity of expenditures on Dejour’s oil & gas properties is as follows:

Name	12/31/2005	Acquisition Cost	Exploration & Development	Write-down	12/31/2006

Colorado/Utah	Nil	$25,182,532	Nil	Nil	$25,182,532
Lavaca	$163,522	Nil	$56,526	($220,147)	Nil
Tinsley	$1,064,391	Nil	$1,311,536	($2,375,927)	$1
Golden Prairie	$1	Nil	Nil	Nil	$1
Turtle Bayou	$1	Nil	Nil	Nil	$1
Totals	$1,228,015	$25,182,532	$1,368,062	($2,596,074)	$25,182,535

Name	12/31/2006	Acquisition Cost	Exploration & Development	Write-down	12/31/2007

US Properties
Colorado/Utah	$25,182,532	$285,176	$1,940,653	Nil	$27,408,361
Lavaca	Nil	$381	Nil	Nil	$381
Tinsley	$1	$37,023	Nil	Nil	$37,024
Turtle Bayou	$1	Nil	Nil	Nil	$1
Totals	$25,182,534	$322,580	$1,940,653	Nil	$27,445,767

Name	12/31/2006	Acquisition Cost	Exploration & Development	Write-down	12/31/2007

Canadian Properties
Alderson 3D	-	Nil	$182,753	Nil	$182,753
Boundary Lake S.	-	$174,579	$207,145	Nil	$381,724
Carson Creek	-	Nil	$535,504	Nil	$535,504
Cecil	-	$127,113	$180,044	Nil	$307,157
Chinchaga	-	$159,018	$324,162	Nil	$483,180
Drake	-	$731,265	$1,753,901	Nil	$2,485,166
Guatemala	-	$7,250	Nil	($7,250)	-
Kaybob	-	$227,032	$269,531	Nil	$496,563
LaGlace	-	$30,225	$490,054	Nil	$520,279
Manning Area	-	Nil	$113,640	Nil	$113,640
Noel	-	Nil	$670,794	($670,794)	-
Saddle Hills	-	$9,724	$501,528	Nil	$511,252
Wembley	-	$122,330	$1,056,550	Nil	$1,178,880
Others	$1	$57,521	$15,112	Nil	$72,634
Totals	$1	$1,646,057	$6,300,718	($678,044)	$7,268,732

Production and Reserves

As of December 31, 2007, the Company had no producing oil or natural gas wells. The Company’s wells at the end of fiscal 2007 ended December 31, 2007 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	0	0	0	0
Shut-In	0	0	7	4.5
TOTAL	0	0	7	4.5

During the fiscal year ended December 31, 2007, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	0	0	0	0
Natural Gas	7	4.50	0	0
Dry Wells	2.25		0	0
Service Wells	0	0	0	0

Total Wells	9	4.75	0	0

The Company had no oil or natural gas production during fiscal 2007 or 2006.

The following is the Company’s oil and gas reserve estimates as of December 31, 2007. The Company had no reserves in the prior fiscal years. These estimates are from independent resource calculations prepared by Gustavson Associates on the Company’s North Barcus Creek interest, and by GLJ Petroleum on the Company’s Canadian oil and gas interests. The estimates are based on constant prices and costs.

Dejour’s Reserves as of December 31, 2007.
Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	Nil
Natural Gas (Mmcf)	Nil
Natural Gas Liquids (Mbbl)	Nil

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	8.1
Natural Gas (Mmcf)	409.6
Natural Gas Liquids (Mbbl)	5.0

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	Nil
Natural Gas (MMcf)	1.584.0
Natural Gas Liquids (Mbbl)	Nil

Total Proved Reserves
Light and Medium Oil (Mbbl)	8.1
Natural Gas (MMcf)	1,993.6
Natural Gas Liquids (Mbbl)	5.0

The Company’s landholdings as of December 31, 2007 were as follows:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Colorado/Utah, US	271,178.63	59,429.14	1599.07	399.77	272,777.70	59,828.91

Canada	27,447.00	10,745.00	6,123.00	4,755.00	33,570.00	15,500.00

Dejour Total	298,625.63	70,174.14	7,722.07	5,154.77	306,347.70	75,328.91

Uranium Property Interests

The Athabasca Basin Uranium Properties

The Athabasca Basin properties are without known reserves and the work completed by Dejour was exploratory in nature. Dejour currently has a 10% working interest and a 1% Net Smelter Royalty (“NSR”) on the Uranium properties.

Acquisition of Interest

Dejour Enterprises originally acquired a 100% interest in 50 mineral claims and 4 mineral prospecting permits (“Fifteen Properties”) in the Athabasca Sandstone Basin in Northern Saskatchewan. The properties were acquired by staking (50 claims totaling 192,515 hectares or 475,704 acres) and by permitting (4 permits totaling 138,676 hectares or 342,668 acres).

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

Activities During Fiscal 2006/2007

As discussed above, Dejour sold all of its uranium property interests to Titan Uranium in a sales transaction that began in October 2006 and culminated on February 2, 2007. Currently, Dejour retains a carried 10% working interest and a 1% NSR on all the properties.

During 2007, Titan conducted exploration on several of the uranium projects, including surveying and drilling. Titan has also signed several joint-ventures on certain of its properties, including a joint-venture on the Virgin Trend property with Japan Oil, Gas and Metals National Corporation.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2007, 12/31/2006, and 12/31/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2005, Dejour raised $15,784,810 in proceeds, net of financing costs, through the sale of common shares.

During Fiscal 2006, Dejour raised $19,189,006 in proceeds, net of financing costs, through the sale of common shares.

During Fiscal 2007, raised $14,705,331 in proceeds, net of financing costs, through the sale of common shares.

Dejour was involved in a reactivation process during Fiscal 2004 as described in ITEM 4. INFORMATION ON THE COMPANY. During Fiscal 2005, Dejour obtained interests in mineral properties located in the both Athabasca Basin of Canada and in the United States as described earlier in this document in ITEM 4.D. Property, Plant and Equipment. During Fiscal 2006, Dejour sold its interests in the uranium properties located in the Athabasca Basin to Titan Uranium in exchange for a 10% carried working interest in the properties, a 1% NSR, and 17,500,000 common shares and 3,000,000 warrants of Titan. During 2007, Dejour actively explored its oil and gas property interests. For specific disclosure see ITEM 4.D. Property, Plant and Equipment.

Results of Operations

Fiscal 2007 ended 12/31/2007 vs. Fiscal 2006 ended 12/31/2006

The Company’s net loss for the year ended December 31, 2007 was ($26,810,673), or ($0.40) per share, compared to net income for the year ended December 31, 2006 of $23,887,726, or $0.45 per share.

In December 2006, the Company completed the sale of the Company’s uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V. The Company realized a gain on disposition of its uranium properties of $30,177,082, which contributed to the net income recorded in fiscal 2006.

The investment in Titan has been accounted for using the equity method of accounting, and the Company’s share of losses in Titan for the period ended December 31, 2007 was $2,351,810. During the year ended December 31, 2007, the Company recognized an impairment loss of $21,581,177 on its Titan investment, which was the largest component of the Company’s net loss during the year.

Interest income of $806,147 in 2007 was higher than the $673,559 recorded in  2006, due to a higher cash balances through the year. The Company also had a Gain on disposition of marketable securities in 2007 of $44,023 which was from the sale of 158,836 Brownstone Ventures shares which were received as a finder’s fee in 2006.

General and Administrative expenses increased to $7,128,916 from $4,133,539 recorded in 2006. The large increases were due to increases in business activities companywide, including the newly acquired exploration properties in Canada and the initial drill program in Colorado. Major increases in expenses occurred in Stock-based Compensation, which rose to $2,461,400 from $1,295,127, with much of the rise due to the vesting of previously granted stock options; Fees for Management and Consultants increased to $1,633,271 as compared to $826,712 in 2006, and Office and General expenses increased to $375,238 from $224,475, with the increases due to a new office in Denver and additional consultants engaged to support the new oil and gas exploration programs; Interest and Finance expense for 2007 was $293,536 as compared to $107,031 as the Company had a full year of interest on its convertible debentures from July 2006. Professional Fees were $289,038 compared to $44,023, and Regulatory and Filing Fees rose to $230,285 from $92,713, with the increases due to legal fees paid for investigating potential oil and gas properties, as well as increased filings related to the Company’s listing on the American Stock Exchange; and Travel and Accommodation was $285,439, which rose from $141,724, as the new oil and gas projects and exploration as well as the establishment of the new office in Denver resulted in the need for additional Company travel.

Dejour also had a Foreign Exchange Loss of $141,670 compared to a loss of $66,616 in 2006, with the larger loss contributable to unfavorable movements in rates during 2007; and recorded an Impairment of Oil and Gas Properties of $678,044, which was due to the write-off of expenditures on the Noel and Guatemala properties in Canada.

During February 2007, the Company renounced $7,950,000 of Canadian Exploration Expenditures (“CEEs”) to investors as compared to the renunciation of $3,090,000 in February 2006.  The Company had previously unrecognized future income tax assets related to a loss carry forward to be applied against taxable income in future years.  Under Canadian generally accepted accounting principles, the Company’s previously unrecognized future income tax assets were offset against future income tax liabilities resulting from the renunciation of CEEs.

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

According to an Estimate Valuation Report by independent business valuator BDO Dunwoody Valuation Inc., the estimated value of the 17.5 million common shares of Titan and 3.0 million Titan warrants received were approximately $31.5 million and $4.8 million respectively.  This figure excludes the values for the 1% NSR and 10% carried working interest.

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

Liquidity and Capital Resources

Fiscal 2007 Ended 12/31/2007

As at 12/31/2007, the Company’s working capital was $11,335,982 compared to working capital of $11,769,159 at 12/31/2006. The working capital included cash of $13,511,655 compared to cash of $17,660,163, as the Promissory Note of $5,827,000 as of December 31, 2006 was fully paid during 2007. Accounts Payable and Accrued Liabilities rose to $2,664,135 from $556,137 due to costs related to increased oil and gas exploration. Also during 2007 the Company issued Convertible Debentures which totaled $1,043,605 as of December 31, 2007 compared to $1,343,978 in 2006.

During the year ended 12/31/2007, Dejour issued 9,228,606 common shares for net proceeds of $14,705,331. These shares were issued pursuant to private placements as well as the exercise of share purchase options and share purchase warrants and for conversion of convertible debentures. These issuances are disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the fiscal year ended 12/31/2007 was ($5,188,462) including the net loss for the year of ($26,810,673). The adjustments in the category of items not affecting cash for the fiscal year included Impairment of Investment in Titan Uranium of $21,581,177, Equity Loss from Titan of $2,351,810, Impairment of Oil and Gas Properties of $678,044, Amortization of $33,959, Non-cash Stock based Compensation Expenses was $2,461,400, and Non-cash consulting fees and other expenses of $54,889. Gain on Disposition of marketable securities was ($44,023), while Future Income Tax Recovery was ($4,220,774). The future income tax recovery occurred as a result of the renunciation of flow-through shares. Changes in Non-cash Working Capital Balances was ($1,274,271).

Cash Used for Investing Activities during the year ended 12/31/2007 totaled ($7,838,377). Resource Property Expenditures used cash of ($8,137,694) and Purchase of Equipment used cash of ($15,293). Proceeds from the Sale of Marketable Securities provided cash of $308,644, and Investment in Titan was $5,966. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2007, Ended 12/31/2007 vs. Fiscal 2006, Ended 12/31/2006.)

Cash Provided by Financing Activities during Fiscal 2007 was $8,878,331. Shares issued for cash provided cash of $14,705,331, and Promissory Note used cash of ($5,827,000) as the note issued by the Company matured during the year.

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

(h)

Recent accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement had no material effect on the Company's reported financial position or results of operations under US GAAP.

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

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations (Revised 2007)”, and SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51”. These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, these standards require all acquisition costs to be expensed. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. SFAS No. 141(R) is to be applied prospectively and is effective for business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. These statements will likely impact the Company’s future Consolidated Financial Statements should the Company engage in business combinations.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations

For the reconciliation to U.S. GAAP, see Note 18 to the Audited Financial Statements for the Year Ended December 31, 2007.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2006 information with respect to the Company’s contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations(1)	$230,707	$95,334	$135,373	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$230,707	$95,334	$135,373	Nil	Nil

(1)

Operating Lease Obligations represent the office lease for the Company’s head office that expires on May 1, 2010.

Critical Accounting Policies

Please refer to Notes to the audited financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/30/2007

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

Douglas W. Cannaday	President and Director	55	July 14, 2004 (Director) and December 15, 2004 (President)

Lloyd A. Clark (1)	Director	76	February 7, 2005

Robert L. Hodgkinson	CEO, Chairman and Director	58	May 18, 2004 (Director) and December 15, 2004 (Chairman and CEO)

Archibald J. Nesbitt (1)	Director	59	November 24, 2004

Charles W.E Dove	Director	52	August 17, 2007

Mathew H. Wong	Corporate Secretary and Chief Financial Officer	33	July 14, 2004

Craig Sturrock (1)	Director	64	August 22, 2005

R. Marc Bustin	Director	55	August 30, 2005

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

Lloyd A. Clark has been a Director of Dejour since February 7, 2005. Dr. Clark has been engaged as an independent Consulting Geological Engineer since 1985. Most of this work consists of general mineral exploration, applied geochemistry, ore deposit models, exploration project and deposit evaluations and compilations for mining companies.  From 1976 until 1984 he was the Chief Geologist and Exploration Manager for Cameco, an unrelated public company. From 1970 until 1976 he was the Senior Research Geologist and Chief of the Geochemical Research and Laboratory Division for Kennecott Exploration Inc., an unrelated public company at their Salt Lake City, Utah location. Dr. Clark received his PhD in Geology from McGill University and his MSc in Geology from the University of Saskatchewan. He also serves as a Director of Titan Uranium Incorporated as one of Dejour’s two representatives on Titan’s Board.

Robert L. Hodgkinson has been a Director of Dejour since May 18, 2004 and the Chairman since December 16, 2004. He is the President of a private company called Hodgkinson Equities Corporation, which he established in 1988. His company provides consulting services to emerging businesses in the petroleum resource industry. These consulting services consist of assistance in the areas of administration and capital formation. In 1989 he founded an oil/gas exploration company called Optima Petroleum Corp. This company was engaged in exploration, development and production of oil and gas. It grew to participation in over 120 wells with revenues in the range of U.S. $100 million. The company is now based in LaFayette, Louisiana and is called Petroquest Energy. Mr. Hodgkinson is also a Director of Royce Resources (formerly known as AADCO Automotive) an unrelated company traded on the TSX Venture Exchange that is involved in recycling used automobile parts. He is also the Chief Executive Officer of an unrelated closely held corporation called Ocean Biosource Inc., a manufacturer of powdered specialty fish proteins with operation based in Ensenada, Mexico. Mr. Hodgkinson also serves as Director of Titan Uranium Incorporated as one of Dejour’s two representatives on Titan’s Board.

Archibald J. Nesbitt: Mr. Nesbitt holds an LLB from the University of Western Ontario, and a B.Comm. from Queens University. Mr. Nesbitt’s career in the resource business began with the formation of a prospecting syndicate with his late father John C. Nesbitt in 1966, focusing on the exploration for uranium near Uranium City, Saskatchewan, where 20 years prior, John C. Nesbitt had discovered the Nesbitt Labine and Gunnar Uranium mines. Mr. Nesbitt also serves as a director of Bakbone Software Inc., a technology company traded on the Pink Sheets in the United States; a director of Niblack Mining, mineral exploration company traded on the TSX Venture Exchange; and as a director of Abacus Mining & Exploration, a mineral exploration company traded on the TSX Venture Exchange.

Charles W.E. Dove: Mr. Dove holds a Bachelor of Science degree from the University of Victoria, and is a designated Professional Geophysicist with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta. He has memberships in the Canadian Society of Exploration Geophysicists and the Society of Exploration Geophysicists. He has been President of Dejour Energy (Alberta) Ltd. since April 206, and from June 2002 to April 2006 was President of Dove & Kay Exploration Ltd., a geophysical consulting and project management company. In his professional history, he held positions with CDEC Oil and Gas Ltd., Diamond Shamrock Exploration Ltd., Quintana Exploration Ltd., and Rustum Petroleum Ltd., where he discovered and developed oil and gas reserves in Western Canada. In 1989, Mr. Dove formed his own consulting firm working with several large oil and gas firms in Canada, and was a co-founder and major shareholder of Innovative Energy Ltd., which was sold to Dennison Mines in 2001.

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

R. Marc Bustin has been a member of the Board of Directors since August 30, 2005. He has a PhD in geology from the University of British Columbia. He is currently a registered Professional Geoscientist in British Columbia, and was a professor of petroleum and coal geology in the Department of Earth Sciences at the University of British Columbia. He has consulted and served as a director and technical advisor for a variety of small through large petroleum companies in Europe, Africa, North America, and Asia. He was president of RMB Earth Science Consultants and Principal of CBM Solutions Ltd. With over 150 published scientific articles on fossil fuels, he is an Elected Fellow of the Royal Society of Canada, has been Associate Editor with the Canadian Society of Petroleum Geology Bulletin, Sedimentary Geology, International Journal of Coal Geology and the Canadian Journal of Earth Sciences. He is a member of the International Congress on the Carboniferous and Permian (ICCP), American Association of Petroleum Geologists (AAPG), the Society for Organic Petrology (TSOP) and the Geological Society of America (GSA).

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 12/31/2007 was $617,965, paid to Mathew H. Wong ($146,965); Douglas W. Cannaday ($220,500); and Robert Hodgkinson ($250,500).

Table No. 7

Annual Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Base Consulting Fees ($)	Bonus ($)	Other Annual Comp. ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Robert L. Hodgkinson, Chief Executive Officer	2007 2006 2005	$187,500 $136,670 $100,000	$63,000 $63,000 Nil	Nil Nil Nil	510,000 250,000 444,192	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Douglas W. Cannaday, President and Chief Operating Officer	2007 2006 2005	$157,500 $129,000 $122,356	$63,000 $63,000 Nil	Nil Nil Nil	250,000 250,000 350,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Mathew Wong, Chief Financial Officer	2007 2006 2005	$146,965 $107,640 $64,480	Nil Nil Nil	Nil Nil Nil	75,000 100,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Charles Dove, Director and President of DEAL	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000 100,000 Nil	Nil Nil Nil	Nil Nil Nil	$527,630 (1) $105,625 (1) Nil

R. Marc Bustin, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 50,000 150,000	Nil Nil Nil	Nil Nil Nil	$7,500 (2) Nil Nil

Lloyd Clark, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 100,000	Nil Nil Nil	Nil Nil Nil	$11,500 (2) Nil Nil

Archibald Nesbitt, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 100,000 Nil	Nil Nil Nil	Nil Nil Nil	$12,000 (2) Nil Nil

Craig Sturrock, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 25,000 100,000	Nil Nil Nil	Nil Nil Nil	$14,500 (2) Nil Nil

(1)

The “Other Compensation” for Charles Dove in fiscal 2007 consists of $172,750 in consulting fees paid to private companies controlled by Mr. Dove, and $354,880 paid for Wild Horse Energy Ltd., a private company owned by Mr. Dove, which owned a 10% interest in DEAL. The “Other Compensation” for fiscal 2006 consists of $105,625 in consulting fees paid to private companies controlled by Mr. Dove.

(2)

The “Other Compensation” is for Directors’ Fees.

Table No. 8

Stock Option Grants in Fiscal 2007

Name	Number of Options Granted	Exercise Price per Share	Grant Date *	Expiration Date
D. Cannaday	250,000	$2.00	11/21/2007	10/31/2012

L. Clark	Nil	N/A	N/A	N/A

R. Hodgkinson	510,000	$2.00	11/21/2007	10/31/2012

A. Nesbitt	Nil	N/A	N/A	N/A

M. Wong	75,000	$2.00	11/21/2007	10/31/2012

Craig Sturrock	Nil	N/A	N/A	N/A

R. Marc Bustin	Nil	N/A	N/A	N/A

Charles Dove	250,000	$2.00	11/21/2007	10/31/2012

Employees and Consultants	465,000	$2.00	04/02/2007	04/01/2010
	100,000	$2.00	01/31/2007	01/31/2010
	50,000	$2.05	09/17/2007	09/17/2010
	100,000	$2.35	01/31/2007	01/31/2010

* 635,000 options granted in fiscal 2007 issued at exercise prices ranging from $2.35 to $2.50 were repriced to $2.00 in November 2007.

______________________________________________________________________________

______________________________________________________________________________

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

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  6,052,740 stock options are outstanding as of June 20, 2008. 736,737 options were exercised during Fiscal 2007. Refer to ITEM #6.E., "Share Ownership" and Table No. 11 for information about stock options outstanding.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.D.  Employees

As of 6/20/2008, the Company had two non-officer/director employees. The 2 employees are located in the Vancouver office, and are an Office Manager and an Investor Relations person.

6.E.  Share Ownership

Table No. 9 lists, as of 6/20/2008, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Douglas W. Cannaday	(1)	1,425,425	1.94%
Common	Lloyd A. Clark	(2)	355,300	0.49%
Common	Charles Dove	(3)	675,417	0.93%
Common	Robert L. Hodgkinson	(4)	5,438,621	7.40%
Common	Craig Sturrock	(5)	393,750	0.54%
Common	Marc Bustin	(6)	168,500	0.23%
Common	Archibald J. Nesbitt	(7)	454,500	0.63%
Common	Mathew H. Wong	(8)	766,064	1.05%
	Total Directors/Management		9,677,577	12.91%

(1)

Of these shares, 497,917 are represented by currently exercisable share purchase options and 145,597 are represented by currently exercisable share purchase warrants. All of the warrants are owned by Elena Escobar, Mr. Cannaday’s wife. “Shares upon debt conversion” represent 297,569 shares. 297,917 of these options are held in the name of 1139614 Alberta Ltd., a private company owned by Mr. Cannaday.

(2)

Of these shares, 136,000 are represented by currently exercisable share purchase options. 47,000 of these shares are common shares owned by Isabelle M. Clark, Dr. Clark’s wife.

(3)

Of these shares, 185,417 are represented by currently exercisable share purchase options, of which 168,750 are held by 1323344 Alberta Ltd., a private company owned by Charles Dove; 65,000 represent currently exercisable share purchase warrants; 106,500 are common shares owned by Lynn Dove, Mr. Dove’s wife.

(4)

Of these shares, 395,417 are represented by currently exercisable share purchase options and 9,000 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 979,204 are common shares owned by 858642 Alberta Ltd., a private company owned by Robert Hodgkinson; 2,485,000 are common shares and 860,000 are options owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson; 17,500 are common shares and 4,000 are warrants owned by Daniel LePage, Mr. Hodgkinson’s son; 12,500 are common shares and 5,000 are warrants owned by Julia Hodgkinson, Mr. Hodgkinson’s wife.

(5)

Of these shares, 43,750 are represented by currently exercisable share purchase options.

(6)

Of these shares 75,000 are represented by currently exercisable share purchase options.

(7)

Of these shares, 100,000 are represented by currently exercisable share purchase options.

(8)

Of these shares, 119,792 are represented by currently exercisable share purchase options and 211,000 are represented by currently exercisable share purchase warrants. “Shares upon debt conversion” represent 259,480 shares. 52,598 of these common shares and 119,762 options are held by 390855 BC Ltd., a private company owned by Mathew Wong; 103,194 common shares, 211,000 warrants, and the 259,480 “Shares upon debt conversion” are owned by Pui Ngor Lee, Mr. Wong’s mother.

# Based on 72,425,474 shares outstanding as of 6/20/2008 and currently exercisable stock options, share purchase warrants and “Shares upon debt conversion” for each holder.

The Company is aware of three persons/companies who each beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 6/20/08, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Retamco Operating Inc.	5,505,019	7.60%
Common	Brownstone Ventures Inc.	5,460,000	7.54%
Common	Robert L. Hodgkinson (1)	5,438,621	7.40%

(1)

Of these shares, 395,417 are represented by currently exercisable share purchase options and 9,000 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 979,204 are common shares owned by 858642 Alberta Ltd., a private company owned by Robert Hodgkinson; 2,485,000 are common shares and 860,000 are options owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson; 17,500 are common shares and 4,000 are warrants owned by Daniel LePage, Mr. Hodgkinson’s son; 12,500 are common shares and 5,000 are warrants owned by Julia Hodgkinson, Mr. Hodgkinson’s wife.

# Based on 72,425,474 shares outstanding as of 6/20/2008 and currently exercisable stock options, share purchase warrants and “Shares upon debt conversion.”

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of 6/20/2008, as well as the number of options granted independent contractors.

Table No. 11

Stock Options Outstanding

Name	Number of Options Held	Number of Options Vested	Exercise Price per Share	Grant Date	Expiration Date

D. Cannaday	200,000	200,000	$0.60	09/07/2005	09/30/2008
	250,000	187,500	$2.10	04/30/2006	04/30/2009
	250,000	93,750	$2.00	11/21/2007	10/31/2012
	100,000	16,667	$1.40	02/14/2008	02/14/2013

L. Clark	36,000	36,000	$0.275	11/24/2004	10/31/2009
	100,000	75,000	$2.10	04/30/2006	04/30/2009
	100,000	25,000	$1.40	02/14/2008	02/14/2013

C. Dove	100,000	75,000	$2.10	04/30/2006	04/30/2009
	250,000	93,750	$2.00	11/21/2007	10/31/2012
	100,000	16,667	$1.40	02/14/2008	02/14/2013

A. Nesbitt	100,000	75,000	$2.10	04/30/2006	04/30/2009
	100,000	25,000	$1.40	02/14/2008	02/14/2013

M. Wong	100,000	75,000	$2.10	04/30/2007	04/30/2009
	75,000	28,125	$2.00	11/21/2007	10/31/2012
	100,000	16,667	$1.40	02/14/2008	02/14/2013

R. Hodgkinson	250,000	187,500	$2.10	04/30/2006	04/30/2009
	510,000	191,250	$2.00	11/21/2007	10/31/2012
	100,000	16,667	$1.40	02/14/2008	02/14/2013

R. Marc Bustin	4,167	4,167	$0.55	07/15/2005	07/15/2008
	8,333	8,333	$0.60	08/26/2005	08/31/2008
	50,000	37,500	$2.10	04/30/2006	04/30/2009
	100,000	25,000	$1.40	02/14/2008	02/14/2010

C. Sturrock	25,000	18,750	$2.10	04/30/2006	04/30/2009
	100,000	25,000	$1.40	02/14/2008	02/14/2010

Consultants	123,630	123,630	$0.275	11/24/2004	10/31/2009
	11,441	11,441	$0.55	07/15/2005	07/15/2008
	90,000	90,000	$0.60	09/28/2005	09/30/2008
	10,419	7,086	$0.90	11/01/2005	10/31/2008
	200,000	166,667	$1.40	03/03/2006	04/01/2009
	25,000	25,000	$1.40	03/03/2006	07/31/2007
	209,000	155,250	$2.10	04/30/2006	04/30/2009
	25,000	14,583	$1.75	10/30/2006	11/01/2009
	175,000	175,000	$1.95	11/20/2006	11/30/2008
	100,000	100,000	$2.00	01/31/2007	01/31/2010
	100,000	50,000	$2.35	01/31/2007	01/31/2010
	440,000	275,000	$2.00	04/02/2007	04/01/2010
	50,000	16,667	$2.05	09/17/2007	09/17/2010
	10,000	3,750	$2.00	11/21/2007	10/31/2010
	125,000	62,500	$1.60	01/03/2008	01/03/2010
	150,000	150,000	$1.50	02/14/2008	02/14/2011
	270,000	45,000	$1.40	02/14/2008	02/14/2011
	500,000	83,333	$1.40	02/14/2008	02/14/2013
	254,750	117,250	$1.40	02/14/2008	02/14/2009
	75,000	6,250	$1.45	05/01/2008	05/01/2011

Total Officers/Directors	3,108,500	1,553,293
Total Consultants	2,944,240	1,678,407
Total Outstanding	6,052,740	3,231,700

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

7.A.2. Share Ownership.

On 6/20/2008, the Company’s shareholders’ list showed 72,425,474 common shares The Company has researched the direct and indirect holding by depository institutions and other financial institutions and estimates that there are: 6,360 shareholders resident in Canada, holding 34,365,878 common shares; 5,780 shareholders resident in the USA, holding 37,743,260 common shares; and, 4 holders of record resident elsewhere holding 316,336 common shares.

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

During 2007, the Company incurred a total of $187,500 (2006 - $136,670; 2005 - $100,000) in consulting fees and accrued US$34,195 (2006 - US$17,282; 2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 7 to the financial statements, and paid a $63,000 (2006 - $63,000) bonus to a private company (“HEC”) controlled by the CEO, Robert Hodgkinson.  In October 2006, the Company assigned 25% of its interest in the Noel Area, to HEC, which agreed to assume 25% of the related obligations.  In November 2006, the Company had received $234,251 from HEC, being the estimated 25% share of the exploration expenditures for the Noel Area.

b)

During 2007, the Company incurred a total of $157,500 (2006 - $129,000; 2005 - $122,356) in consulting fees and accrued US$21,320 (2006 - US$14,830; 2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 7 to the financial statements, and a $63,000 (2006 - $63,000) bonus payment to the President of a private company controlled by the President of the Company, Douglas Cannaday. In April 2007, US$200,000 of convertible debentures was converted to 148,148 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 9,254 Units to settle US $12,493 of accrued interest.

c)

During 2007, the Company incurred $146,965 (2006 - $107,640; 2005 - $64,480) in consulting fees to a private company controlled by the CFO the Company, Mathew Wong, and also accrued US$32,222 (2006 - US$14,830; 2005 – nil) of interest at 8% per annum related to US$400,000 of convertible debentures, as discussed in Note 7 in the financial statements, to an individual related to the CFO. In November 2007, US $149,850 of convertible debentures was converted to 111,000 units. Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008.

d)

During 2007, the Company’s subsidiary DEAL incurred a total of $172,750 (2006 - $105,625) in consulting fees to private companies controlled by Charles Dove, Director of Dejour and President of DEAL.

e)

During 2007, the Company purchased Wild Horse Energy Ltd., a private company owned by Charles Dove, Director, for $354,880. Wild Horse owns the remaining 10% of DEAL the Company did not already own.

f)

During 2007, the Company incurred $113,556 (2006 - $Nil) in consulting fees to a private company controlled by a vice-president of the Company.

g)

During 2005, the Company reimbursed $156,994 to a private company controlled by Robert Hodgkinson, the Chairman and CEO of the Company, for certain out of pocket expenditures in connection with the Company’s oil and gas and uranium exploration activities. In addition during 2005, the Company incurred $100,000 in fees and $35,243 in expense reimbursements to this private company.

h)

During 2005, the Company paid $57,350 to a private company controlled by Robert Hodgkinson, Chairman and CEO, as consideration for the acquisition of certain furniture and equipment.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Audit Fees

The Company incurred audit fees of $67,000 (estimated) and $42,000, and audit related fees of $6,800 and $6,800, during the years ended 12/31/2007 and 12/31/2006 respectively, to Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 12/31/2007, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

Audited Financial Statements:

  Fiscal Years Ended December 31st 2006 and 2007

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

8.B.  Significant Changes

On June 18, 2008, the Company announced that it was acquiring, in conjunction with joint-venture partner Brownstone Ventures, Retamco’s interest in approximately 125,000 acres in the Colorado and Utah project.

Under the agreement, Dejour and Brownstone would have 100% working interest in approximately 125,000 acres (Dejour 71.43% and Brownstone Ventures 28.57%). Dejour will have 128,000 total net acres (44% of 289,000 acres gross) of property in Colorado and Utah. In consideration for its increased interest in the projects, the Company provided Retamco with Dejour’s 25% working interest in roughly 3,500 acres and the two wells at North Barcus Creek, a cash payment of approximately $4,000,000, and other valuable consideration. As part of the transaction, Dejour borrowed $4,000,000 from Brownstone for a term of 12 months, with the loan secured by the Company’s United States’ oil and gas assets and a Corporate Guarantee from Dejour Enterprises Ltd.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, and the American Stock Exchange under the symbol "DEJ".  The Company formerly traded on the Toronto Stock Exchange, but after undergoing a 1 for 15 consolidation of its common shares and changing its symbol to “DJR”, it began trading on the Canadian Venture Exchange (“CDNX”) (now TSX Venture Exchange) on 10/30/2001. The Company changed its symbol to “DJE” after a 1 for 3 share consolidation effective October 1, 2003. The Company changed its TSX trading symbol on May 23, 2007 to “DEJ” to coincide with its listing on the American Stock Exchange (“AMEX”) on the same day under the symbol “DEJ”.

Table No. 13 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month ended 05/31/2008	$2.02	$1.37
Month ended 04/30/2008	$1.63	$1.37
Month ended 03/21/2008	$1.75	$1.36
Month ended 02/29/2008	$1.80	$1.20
Month ended 01/31/2008	$1.81	$1.03
Month ended 12/31/2007	$1.64	$1.35

Fiscal Year Ended 12/31/2007	$3.28	$1.02
Fiscal Year Ended 12/31/2006	$2.97	$0.99
Fiscal Year Ended 12/31/2005	$1.07	$0.41
Fiscal Year Ended 12/31/2004	$0.50	$0.21
Fiscal Year Ended 12/31/2003	$0.33	$0.11

Fiscal Quarter Ended 03/31/2008	$1.81	$1.20
Fiscal Quarter Ended 12/31/2007	$2.35	$1.30
Fiscal Quarter Ended 09/30/2007	$2.76	$1.02
Fiscal Quarter Ended 06/30/2007	$3.28	$2.18
Fiscal Quarter Ended 03/31/2007	$3.07	$2.13
Fiscal Quarter Ended 12/31/2006	$2.97	$1.73
Fiscal Quarter Ended 09/30/2006	$2.22	$1.35
Fiscal Quarter Ended 06/30/2006	$1.94	$1.39
Fiscal Quarter Ended 03/31/2006	$2.83	$1.27
Fiscal Quarter Ended 12/31/2005	$1.13	$0.79

Table Number 13.a lists the Company’s trading on the American Stock Exchange since the initial listing on May 23, 2007.

Table No. 13.a

American Stock Exchange

Common Shares Trading Activity

- Sales -

United States Dollars

Period	High	Low

Month ended 05/31/2008	$2.06	$1.39
Month ended 04/30/2008	$1.61	$1.33
Month ended 03/21/2008	$1.95	$1.30
Month ended 02/29/2008	$1.80	$1.21
Month ended 01/31/2008	$1.88	$0.93
Month ended 12/31/2007	$1.61	$1.32

Fiscal Year Ended 12/31/2007	$2.95	$1.29

Fiscal Quarter Ended 03/31/2008	$1.95	$0.93
Fiscal Quarter Ended 12/31/2007	$2.36	$1.31
Fiscal Quarter Ended 09/30/2007	$2.95	$1.29
Fiscal Quarter Ended 06/30/2007	$2.65	$2.04

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

Stock Options

Refer to ITEM 6.E. and Table No. 11 for additional information.

Table No. 14 lists, as of 6/20/2008, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.  As of June 20, 2008, the Company was aware of 92 holders of its 2,463,277 outstanding share purchase warrants.  These warrants were issued in conjunction with a private placement as well as the conversion of convertible debentures.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

2,104,129	$ 3.35	May 25, 2009
359,148	US$ 1.53	July 15, 2008
TOTAL 2,463,277

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada and the American Stock Exchange, under the symbol “DEJ”.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2007, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2007 there were 70,128,329 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

During the last five years, the Company issued the following shares for assets other than cash:

Fiscal 2007	None	N/A
Fiscal 2006	5,500,000	For Acquisition of interest in the Retamco Project
Fiscal 2005	11,500	For Services
Fiscal 2004	200,000	For Bridge Loan Financing
Fiscal 2003	5,230,925	Shares for Debt Agreement
TOTAL	10,942,425

The total number of shares issued for assets other than cash in the last 5 fiscal years is 10,942,425 shares, or 15.60% of the common shares issued and outstanding as of December 31, 2007.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			$
Fiscal 2003	Private Placement	2,000,000	200,000
	Shares Issued for Settlement of Debt	5,230,925	523,092

Fiscal 2004	Private Placement	6,000,000	1,796,760
	For bridge loan financing fee	200,000	50,000

Fiscal 2005	Shares issued as finders’ fee	185,791	(120,764)
	Private Placement	1,000,000	500,000
	Private Placement	650,000	325,000
	Private Placement	8,076,923	$5,249,999
	Private Placement	4,500,000	2,914,808
	Private Placement	6,617,500	6,516,625
	Exercise of share purchase warrants and agents’ options	2,024,148	1,035,608
	Exercise of stock options	154,965	52,286
	Shares issued for services	11,500	9,200

Fiscal 2006	Private Placement	5,300,000	7,950,000
	Private Placement	2,771,333	4,157,000
	Exercise of share purchase warrants and agents’ options	7,551,194	7,426,683
	Exercise of stock options	760,407	433,321
	Shares issued for the acquisition of the Retamco Project	5,500,000	12,088,991

Fiscal 2007	Private Placement	3,773,980	10,001,047
	Private Placement	1,000,000	1,820,000
	Conversion of Convertible Debentures	273,399	394,752
	Exercise of Warrants	3,444,490	2,859,863
	Exercise of Stock Options	736,737	557,800

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

10.C.  Material Contracts

The Company has 6 consulting agreements and an office lease agreement currently in effect. The Company has also completed the purchase of Wild Horse Energy Ltd. from a related party. The Company’s agreement with Titan Uranium regarding the Canadian uranium properties and its participating agreement with Retamco Operating regarding the Colorado and Utah Oil and Gas Leases are also considered to be material contracts. Copies of the consulting agreements and the office lease agreement have been previously filed as exhibits to the Company’s 20-F Registration Statement and is available on the Securities and Exchange Commission’s EDGAR site available at www.sec.gov. Copies of the Titan Uranium and Retamco agreements have been filed as exhibits to the Company’s amended fiscal 2006 Form 20-F Annual Report, and the Wild Horse Energy purchase agreements have been filed as exhibits to this Annual Report.

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

10.G.  Statement by Experts

The Company’s auditor for its financial statements for each of the preceding three years was Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report for Fiscal 2007/2006/2005 is included with the related financial statements in this Annual Report.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s framework for evaluating the effectiveness of its internal controls is based upon the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2007, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

Attestation Report of the Registered Accounting Firm.

The Company’s auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2007.  The auditor’s attestation is included within this annual report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

Whistleblower Policy

Effective December 28, 2007, the Company’s audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters.

A copy of the Company’s Whistleblower Policy has been filed as an amendment to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table details the fees incurred by the Company to Dale Matheson Carr-Hilton LaBonte LLP, Independent Chartered Accountants, for professional services provided to the Company for the fiscal years ended December 31, 2007 and 2006.

	2007 (estimated)	2006
Audit Fees:
Audit Fees:	$ 67,000	$ 42,672
Audit Related Fees: (1)		Nil
Tax Fees		Nil
Other Fees (2)	6,800	6,800

Total Fees:	$ 73,800	$ 49,472

 (1)

Other Fees are for reviewing the Company’s 20-F Registration Statement, andassistance with broker due diligence on private placement financings.

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

Audited Financial Statements

Auditor’s Report dated June 13, 2008.

Consolidated Balance Sheets at December 31, 2007 and 2006.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2007, 2006, and 2005.

Consolidated Statements of Cash Flows for years ended December 31, 2007, 2006, and 2005.

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
8. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
9. Other Documents: Copy of the Whistleblower Policy Wild Horse Energy Purchase Agreement Directors Resolution regarding the Wild Horse Agreement Certifications of the CEO and CFO

Signature Page

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Dejour Enterprises Ltd.

We have audited the consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years then ended.  We have audited Dejour Enterprises Ltd.’s internal control over financial reporting as of December 31, 2007, based on “criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”)”.  Dejour Enterprises Ltd.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Managements Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on these financial statements and on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dejour Enterprises Ltd. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years then ended are in conformity with Canadian generally accepted accounting principles.  Also in our opinion, Dejour Enterprises Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on “criteria established in Internal Control – Integrated Framework issued by COSO”.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 13, 2008

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2007	2006

ASSETS
Current
Cash and cash equivalents	$ 13,511,655	$ 17,660,163
Advances for oil and gas projects	1,006,917	-
Marketable securities (Note 6)	36,250	306,271
Prepaids and other receivables	488,900	185,862
	15,043,722	18,152,296

Equipment (Note 4)	88,287	106,953
Investment in Titan (Note 5)	12,600,000	36,538,953
Resource properties (Note 6)	35,411,490	25,879,526

	$ 63,143,499	$ 80,677,728

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 2,664,135	$ 556,137
Convertible debentures (Note 7)	1,043,605	-
Promissory note (Note 7)	-	5,827,000
	3,707,740	6,383,137

Convertible debentures (Note 7)	-	1,343,978
Future income tax liabilities (Note 14)	-	1,508,234
		2,852,212

SHAREHOLDERS' EQUITY
Share capital (Note 8)	61,393,964	48,671,383
Contributed surplus (Note 10)	3,735,270	1,648,398
Accumulated other comprehensive loss (Note 12)	(5,400)	-
Retained earnings (Deficit)	(5,688,075)	21,122,598
	59,435,759	71,442,379

	$ 63,143,499	$ 80,677,728

Approved on behalf of the Board:

   “Robert Hodgkinson”

   “Douglas Cannaday”

Robert Hodgkinson – Director

Douglas Cannaday - Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Year ended	Year ended
	December 31,	December 31,
	2007	2006

EXPENSES
Amortization	$ 33,959	$ 29,726
Fees for management and consultants	1,633,271	826,712
Interest and finance fees	293,536	107,031
Investor relations	1,062,403	1,079,161
Office and general	375,238	224,475
Professional fees	289,038	44,023
Property investigation costs	261,221	117,192
Regulatory and filing fees	230,285	92,713
Rent	203,126	175,655
Stock based compensation (Note 9)	2,461,400	1,295,127
Travel and accommodation	285,439	141,724
	7,128,916	4,133,539

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(7,128,916)	(4,133,539)
Interest and other income	806,147	673,559
Gain on disposition of marketable securities (Note 6)	44,023	-
Gain on disposition of uranium properties (Note 6)	-	30,177,082
Equity loss from Titan (Note 5)	(2,351,810)	(19,031)
Finder’s fee income (Note 6)	-	306,271
Foreign exchange loss	(141,670)	(66,616)
Impairment of investment in Titan (Note 5)	(21,581,177)	-
Impairment of oil and gas properties (Note 6)	(678,044)	(2,596,074)
INCOME (LOSS) BEFORE INCOME TAXES	(31,031,447)	24,341,652

FUTURE INCOME TAX RECOVERY (EXPENSE) (Note 14)	4,220,774	(453,926)

NET INCOME (LOSS) FOR THE YEAR	(26,810,673)	23,887,726
RETAINED EARNINGS (DEFICIT), BEGINNING OF THE YEAR	21,122,598	(2,765,128)

RETAINED EARNINGS (DEFICIT), END OF THE YEAR	$ (5,688,075)	$ 21,122,598

EARNINGS (LOSS) PER SHARE - BASIC	$ (0.40)	$ 0.45

EARNINGS (LOSS) PER SHARE - DILUTED	$ (0.40)	$ 0.42

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	66,588,825	52,564,033

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED	66,588,825	56,557,807

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended
	December 31,	December 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the year	$ (26,810,673)	$23,887,726
Adjustment for items not affecting cash
Amortization	33,959	29,726
Equity loss from Titan	2,351,810	19,031
Non-cash finder’s fee income	-	(306,271)
Non-cash stock-based compensation expenses	2,461,400	1,295,127
Non-cash consulting fees and other expenses	54,889	282,075
Impairment of investment in Titan	21,581,177	-
Impairment of oil and gas properties	678,044	2,596,074
Future income tax (recovery) expense	(4,220,774)	453,926
Gain on disposition of marketable securities	(44,023)	-
Gain on disposal of uranium properties	-	(30,177,082)
	(3,914,191)	(1,919,668)
Changes in non-cash working capital balances (Note 11)	(1,274,271)	150,295
	(5,188,462)	(1,769,373)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(15,293)	(25,036)
Proceeds from sales of marketable securities	308,644	-
Investment in Titan	5,966	(107,983)
Resource properties expenditures	(8,137,694)	(12,013,765)
	(7,838,377)	(12,146,784)

CASH FLOWS FROM FINANCING ACTIVITIES
Promissory note	(5,827,000)	-
Shares issued for cash	14,705,331	19,189,006
	8.878,331	19,189,006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,148,508)	5,272,849

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	17,660,163	12,387,314

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$13,511,655	$17,660,163

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the American Stock Exchange (“AMEX”) and the TSX Venture Exchange (“TSX-V”), under the symbol “DEJ.”  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with the generally accepted accounting principles (“GAAP”) in Canada. All dollar amounts are stated in Canadian dollars, the Company’s reporting currency, unless otherwise indicated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp., incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta.  DEAL was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL through the acquisition of outstanding shares of Wild Horse Energy Ltd. which holds the 10% interest in DEAL, and DEAL became the Company’s wholly-owned subsidiary.

NOTE 2 – ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements. Furthermore the adoption of this policy has no material effect on these financial statements.

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

     – Disclosure and Presentation (Section 3861)

These standards set out the criteria for the recognition, measurement and disclosure of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statement of operations and the statement of comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

i)

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

ii)

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

iii)

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

iv)

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

 DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 2 – ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS (continued)

(b)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period resulting from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES

(a)

Marketable Securities

Marketable securities are designated as available-for-sale and are measured and carried at fair market value. Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date. Changes in fair market value are recognized in the comprehensive income. As at December 31, 2007, the Company had 25,000 (2006 – 158,836) common shares of Brownstone Ventures Inc. with the cost of $41,650 (2006 – $306,271) and a market value of $36,250 (2006 – $404,439).

(b)

Resource Properties

Mineral properties

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

 DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Resource Properties (cont’d)

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.   The charge is included in the provision for depletion and depreciation and the actual restoration expenditures are charged to the accumulated provision accounts as incurred.

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower of cost or estimated net realizable value of unproved properties.

(c)

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Software	100%

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition. One-half of the annual rates are used in the year of the acquisition.

(d)

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

(e)

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

Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figures is equal to those of basic loss per share for 2007 and 2005 since the effects of options and warrants have been excluded as they are anti-dilutive. Diluted earnings per share for 2006 has been presented based on weighted average fully diluted shares outstanding of 56,557,807.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

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

The Company's US subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in income (loss) for the year.

(g)

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

(h)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, promissory notes and convertible debentures.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity, except for fair value of debt and equity components of convertible debentures and promissory notes which are as disclosed in Note 7. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

(i)

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

 DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  The fair value of options and other stock based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.

The Company has granted stock options to directors and consultants as described in Note 9.

(k)

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

(l)

Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures.  The Company renounces the qualifying expenditures upon the issuance of the respective flow-through common shares and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company has adopted the recommendation by the Emerging Issues Committee (“EIC”) of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers and applicable tax filing have been made with the Canada Revenue Agency.

(m)

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)

Impairment of Long-lived Assets

The CICA has issued CICA Handbook, section 3063, Impairment of Long-lived Assets which provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The guidance replaces the write-down provisions in section 3061 of the CICA Handbook, Property, Plant and Equipment.

The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated other than a temporary decline, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

(o)

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

(p)

Principles of Consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

NOTE 4 – EQUIPMENT

Effective January 1, 2007, the Company has changed the amortization rate for computer equipment to 45% from 30% based on the estimated remaining useful life of the asset.

	2007			2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$103,682	$39,881	$63,801	$96,066	$24,872	$71,194
Computer equipment	58,932	35,488	23,444	53,338	18,596	34,742
Software	4,116	3,074	1,042	2,033	1,016	1,017
	$166,730	$78,443	$88,287	$151,437	$44,484	$106,953

NOTE 5 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 5 – INVESTMENT IN TITAN URANIUM INC. (continued)

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. These warrants were fully vested as at December 31, 2007.

(c)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The estimated fair market value of Titan’s shares and warrants at the date of acquisition were $31,650,000 and $4,800,000 respectively.  The investment in Titan has been accounted for using the equity method of accounting and includes related legal fees and other costs of acquisition of $107,983 and excluded from the applicable accounting of financial instruments.

The Company owned approximately 33.7% of Titan’s shares as at December 31, 2007 and accounts for its investment in Titan using the equity method of accounting.  The Company’s share of losses in Titan for the year ended December 31, 2007 was $2,351,810 (2006: $19,031), which included non-cash stock-based compensation expense of $1,844,230 (2006: $Nil).

As at December 31, 2007, the stock price of Titan shares was $0.72 per share and the fair market value of the Company’s owned Titan shares is $12,600,000. The Company recognized an impairment loss of $21,581,177 and wrote down its investment in Titan to $12,600,000, the fair market value as at December 31, 2007.

NOTE 6 – RESOURCE PROPERTIES

(a)

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 5 and realized a gain on disposition of $30,177,082. The carrying values of the remaining 10% interest are:

	Balance Dec. 31, 2005	Exploration & Development	Disposal (Note 5)	Balance Dec. 31, 2006	Exploration & Development	Balance, Dec 31, 2007

Bozo	$ 3,298	$ 9,381	$(11,411)	$ 1,268	$ -	$ 1,268
Fleming Island	263,605	105,219	(331,942)	36,882	-	36,882
Gartner Lake	208,141	23,362	(208,353)	23,150	-	23,150
Hoppy North	22,080	33,885	(50,369)	5,596	-	5,596
Hoppy South	15,374	23,405	(34,901)	3,878	-	3,878
Maybelle River	178,372	18,739	(177,400)	19,711	-	19,711
Meanwell Lake	153,683	539,460	(623,829)	69,314	-	69,314
R-Seven	351,883	1,730,127	(1,873,809)	208,201	-	208,201
Sand Hill Lake	505,568	1,099,548	(1,444,604)	160,512	-	160,512
Carlson Creek	9,948	18,981	(26,036)	2,893	-	2,893
Thornburn Lake	31,547	28,586	(54,120)	6,013	-	6,013
Umpherville Lake	13,447	17,632	(27,971)	3,108	-	3,108
Umpherville West	5,038	9,467	(13,054)	1,451	-	1,451
Virgin Trend North	342,978	1,109,288	(1,307,039)	145,227	-	145,227
Virgin Trend South	92,177	5,691	(88,081)	9,787	-	9,787

Total Uranium Properties	$2,197,139	$4,772,771	$(6,272,919)	$696,991	$ -	$696,991

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 6 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties

Colorado / Utah Oil & Gas Projects (US)

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation.  The cost to the Company was $25,182,532 and included cash of $5,511,000 (US $5,000,000), 5,500,000 common shares valued at $12,088,991 (US $10,726,700), a promissory note with face value of $5,643,000 (US $5,000,000) and the issuance of a $1,577,609 (US $1,397,846) two-year 8% convertible debenture.  Additional costs of $361,932 relating to the acquisition have also been capitalized to the project. See Notes 7 and 8.

In February 2007, the Company acquired an interest in an additional 21,866 net acres (34 sections) such that the current total of leases is 295. These additional 28 leases are contained within an Area of Mutual Interest as defined in the 2006 purchase agreement. The project consists of two project types.  The “Natural Gas Resource” project covers 207,934 net acres containing natural gas assets; the second project is the “Subthrust Oil” project covering 68,000 net acres in the northern Piceance/Uinta Basins.

The Company owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage net royalty interest (“NRI”) is 80% except one lease that is 78%.  The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

In July 2006, the Company received 183,836 common shares of Brownstone Ventures Inc. (“Brownstone”, a working interest partner in the Colorado/Utah Projects) with a fair value of $306,271 recorded as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects.  During the year ended December 31, 2007, the Company received proceeds of $308,644 from the sale of 158,836 Brownstone shares. As at December 31, 2007, the Company’s remaining 25,000 shares of Brownstone had a market value of $36,250.

Tinsley and Lavaca Projects (US)

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries two of these properties at $1 each, as it has not yet determined if these two properties contain any economical resources. In 2007, the Company re-activated the Tinsley Prospect and entered into a new contract to test and drill the area.

Canadian Oil and Gas Projects

DEAL was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL from the joint venture partner for $354,880, and DEAL became the Company’s wholly-owned subsidiary.

Numerous oil and gas prospects are being pursued and developed by DEAL and management has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk.  These interests range from 10% to 100%. DEAL has been acquiring permits, licenses or leases for oil and gas exploration (referred to as “lands”) at public sales and by private purchase.

In October 2006, DEAL concluded a Participation Agreement allowing it to participate in the drilling of a natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was dry. The Company recorded an impairment provision of $678,044 during the year ended December 31, 2007.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 6 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties (cont’d)

	Balance Dec. 31, 2005	Acquisition Costs	Exploration & Development	Write-down	Balance, Dec. 31, 2006	Acquisition Costs	Exploration & Development	Write-down	Balance Dec. 31, 2007
US Oil and Gas Properties:
Colorado/Utah Projects	$ -	$25,182,532	$ -	$ -	$25,182,532	$ 285,176	$ 1,940,653	$ -	$27,408,361
Lavaca Prospect	163,622	-	56,526	(220,148)	-	381-	-	-	381
Tinsley Prospect	1,064,391	-	1,311,536	(2,375,926)	1	37,023	-	-	37,024
Turtle Bayou, Louisiana	1	-	-	-	1	-	-	-	1
	$1,228,015	$25,182,532	$1,368,062	$(2,596,074)	$25,182,535	322,580	1,940,653	$ -	27,445,767

Canadian oil and Gas Properties:
Alderson 3D	-	-	-	-	-	-	182,753	-	182,753
Boundary Lake South	-	-	-	-	-	174,579	207,145	-	381,724
Carson Creek	-	-	-	-	-	-	535,504	-	535,504
Cecil	-	-	-	-	-	127,113	180,044	-	307,157
Chinchaga	-	-	-	-	-	159,018	324,162	-	483,180
Drake	-	-	-	-	-	731,265	1,753,901	-	2,485,166
Guatemala	-	-	-	-	-	7,250	-	(7,250)	-
Kaybob	-	-	-	-	-	227,032	269,531	-	496,563
LeGlace	-	-	-	-	-	30,225	490,054	-	520,279
Manning Area	-	-	-	-	-	-	113,640	-	113,640
Noel	-	-	-	-	-	-	670,794	(670,794)	-
Saddle Hills	-	-	-	-	-	9,724	501,528	-	511,252
Wembley	-	-	-	-	-	122,330	1,056,550	-	1,178,880
Others	1	-	-	-	1	57,521	15,112	-	72,634
	1	-	-	-	1	1,646,057	6,300,718	(678,044)	7,268,732

Total Oil and Gas Properties	$1,228,015	$25,182,532	$1,368,062	$(2,596,074)	$25,182,535	$1,968,637	$8,241,371	$(678,044)	$34,714,499

NOTE 7 – PROMISSORY NOTE AND CONVERTIBLE DEBENTURES

On July 14, 2006, a promissory note with a face value of $5,643,000 (US $5,000,000) and convertible debenture with a face value of $1,577,609 (US $1,397,846) were issued to Retamco for the acquisition of the Retamco project (refer to Note 6).

(a)

Promissory Note

The US $5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs. The promissory note was fully paid at the scheduled maturity dates as follows:

January 2, 2007	US$	2,000,000	(paid)
March 31, 2007		1,500,000	(paid)
June 30, 2007		1,500,000	(paid)
	US$	5,000,000

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 7 – PROMISSORY NOTE AND CONVERTIBLE DEBENTURES (continued)

(b)

Convertible Debenture

The convertible debenture, denominated in US dollars, matures on July 15, 2008, is unsecured, bears an 8% coupon, payable quarterly and is convertible at $1.33 (US $1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.47 (US $1.50) per share, expiring on July 15, 2008. During the year ended December 31, 2007, US $349,850 of convertible debentures plus US $12,493 of interest payables were converted to 273,399 common shares and US $99,226 of interest payable was capitalized as principal of the convertible debentures. The convertible debenture is made up of the following:

	In US Dollar		Canadian Dollar Equivalent
	December 31 2007	December 31 2006	December 31 2007	December 31 2006
8% convertible debenture	US$ 1,047,995	US$ 1,397,845	$ 1,029,131	$ 1,629,049
Capitalization of interest	99,226	-	97,440	-

	1,147,221	1,397,845	1,126,571	1,629,049
Equity portion	(247,730)	(284,629)	(243,270)	(331,707)
Accumulated amortization of discount	163,243	40,017	160,304	46,636

Balance	US$ 1,062,734	US$ 1,153,233	$ 1,043,605	$ 1,343,978

NOTE 8 – SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value

Balance at December 31, 2005	39,016,789	18,190,174

Common shares issued during 2006:
- Acquisition of Retamco Project – Piceance / Uinta Basin	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- Contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	273,399	394,752
- for cash by private placements	4,773,980	11,287,668
- for cash on exercise of warrants	3,444,490	2,859,863
- for cash on exercise of stock options	736,737	557,800
- Contributed surplus reallocated on exercise of stock options	-	335,038
- renounced flow through share expenditures	-	(2,712,540)

Balance at December 31, 2007	70,128,329	$ 61,393,964

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 8 – SHARE CAPITAL (continued)

During the year ended December 31, 2007, the Company completed the following:

In May 2007, the Company completed a private placement and issued 3,773,980 Units at $2.65 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $3.35 per share before May 25, 2009.  Gross proceeds raised were $10,001,047.  The Company paid finders’ fees of $493,215 and other related costs of $30,564. The Company also issued 217,139 agent compensation warrants, exercisable at $3.35 per share before December 31, 2008.  The grant date fair values of the agents’ options, estimated to be $43,428, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.  Management has estimated the fair value of the Unit warrants to be immaterial.

In November 2007, the Company completed a private placement and issued 1,000,000 flow-through shares (“FTS”) at $1.82 per share. Gross proceeds raised of $1,820,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”), of which $263,222 had been spent to December 31, 2007. Accordingly, as at December 31, 2007, approximately $1,557,000 of cash was reserved for CEE purposes. In connection with this private placement, the Company paid $9,600 related costs. There are no finders’ fees or commissions related to this private placement.

During the year ended December 31, 2006, the Company completed the following:

In March 2006, the Company completed a private placement and issued 5,300,000 flow-through shares at $1.50 per share.  Gross proceeds raised of $7,950,000 are committed to be spent on CEE, of which $2,600,000 had been spent to December 31, 2006.  Accordingly, as at December 31, 2006, approximately $5,350,000 was not available for general administrative purposes.  In connection with this private placement, the Company paid finders’ fees of $477,000 and issued 424,000 agents’ warrants, exercisable at $1.65 per share before September 2, 2007.   The grant date fair values of the agents’ warrants, estimated to be $63,600 have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In March 2006, the Company completed a private placement and issued 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised were $1,025,000.  The Company paid finders’ fees of $45,000 and issued 41,000 agents’ warrants, exercisable at $1.65 per share before December 31, 2007.  The grant date fair values of the warrants and agents’ warrants, estimated to be $51,250 and $6,150 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.  Management has estimated the fair value of the Unit warrants to be immaterial.

In April 2006, the Company completed a private placement and issued 2,088,000 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceed raised was $3,132,000.  The Company paid finders’ fees of $138,150 and issued 92,100 agents’ warrants, exercisable at $1.65 per share before December 31, 2007. The grant date fair values of the agents’ warrants, estimated to be $13,815, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In July 2006, the Company issued 5,500,000 shares with a fair value of $12,088,991 for the acquisition of Retamco Project (see Note 6).

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the year ended December 31, 2007, the Company granted a total of 3,095,000 (2006 – 2,010,000) options to its officers, directors, consultants and advisors, of which 1,135,000 options granted with an exercise price of $2.50 per share were cancelled during the year. 565,000 options granted during 2007 with exercisable prices ranging from $2.35 - $2.50 per share were re-priced to $2.00 per share. The re-priced options maintain their original expiry dates.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (Continued)

As at December 31, 2007, there are 5,627,481 options outstanding with a weighted average exercise price at $1.49, of which 3,311,824 options were vested. The vested options can be exercised for periods ending between February 8, 2008 to October 31, 2012 to purchase common shares of the Company at prices ranging from $0.275 to $2.10 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods. The fair value of the options granted during 2007 was determined to be $4,572,350 (2006 - $3,045,400), of which $2,319,950 was assigned to 1,135,000 options granted and cancelled during 2007. The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 4.40 years (2006 – 2.86 years), risk-free interest rate of 3.92% (2006 – 3.5%) and expected volatility of 91.09% (2006 – 96%).  The weighted average grant date fair value of these options was $1.48 (2006 - $1.52).

During the year ended December 31, 2007, the Company recognized a total of $2,461,400 (2006 - $1,295,127) of stock based compensation relating to the vesting of options. The fair value assigned to re-priced options is higher than re-calculated fair value at the date of re-pricing; therefore, the assigned fair value remained same after the price modification.  The weighted average grant date fair value of stock options granted during the year was $0.79 per option.

As at December 31, 2007, there are 2,315,658 unvested options included in the balance of the outstanding options with a weighted average grant date fair value of $1.20 per option. The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	3,311,192	$ 0.53	2.71 years
Options granted	2,010,000	1.85
Options exercised	(760,407)	0.57
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39

Balance, December 31, 2007	5,627,481	$ 1.49	1.96 years

Details of stock options exercisable as at December 31, 2007 are as follows:

Number of Options Outstanding and vested	Exercise Price	Remaining Contractual Life (years)
484,630	$ 0.275	1.84
489,567	0.55	0.14
33,625	0.66	0.29
816,667	0.60	0.69
4,585	0.90	0.84
133,333	1.40	1.25
711,083	2.10	1.33
10,417	1.75	1.84
125,000	1.95	0.92
83,333	2.35	2.09
411,250	2.00	3.07
8,333	2.05	2.72

3,311,823

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

During the year ended December 31, 2007, the Company issued 2,104,129 warrants in connection with a private placement financing as described in Note 8. These warrants are exercisable into common shares at a price of $3.35 per share until May 25, 2009.  In addition, the Company also issued 268,402 warrants in connection with the conversion of convertible debentures as described in Note 7 (b).  The weighted average grant date fair value of all warrants granted during the year was $0.20 per warrant.

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	9,403,071	$ 0.89	1.42 years
Warrants issued	2,192,720	1.56
Warrants exercised	(7,051,285)	1.00
Warrants expired	-	-
Balance, December 31, 2006	4,544,506	1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64

Balance, December 31, 2007	2,372,531	$ 3.15	1.31 years

Details of warrants outstanding as at December 31, 2007 are as follows:

Number of Warrants Outstanding	Exercise Price	Remaining Contractual Life (Years)
2,104,129	$ 3.35	1.40
268,402 *	1.47 *	0.54

2,372,531

*268,402 warrants were denominated in US dollar and are exercisable at US $1.50 per share (refer to Note 7).

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 10 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	1,295,127
Value of conversion feature on convertible debentures	331,706
Allocated to share capital on exercise of options	(257,520)

Balance, December 31, 2006	1,648,398
Stock compensation on vesting of options	2,461,400
Value of conversion feature on convertible debenture	(39,490)
Allocated to share capital on exercise of options	(335,038)

Balance, December 31, 2007	$ 3,735,270

NOTE 11 – SUPPLEMENT CASH FLOW INFORMATION

Supplemental Cash Flow Information (Note 11)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
		$	$
Changes in non-cash working capital balances:
Prepaids and other	$ (303,038)	$ (93,620)	$ (54,242)
Advances for oil and gas projects	(1,006,917)	-	-
Accounts payable and accrued liabilities	35,684	243,915	261,123
Accounts payable and accrued liabilities	$ (1,274,271)	$ 150,295	$ 206,881

Change in non-cash financing and investing activities
Common shares issued for properties	$ -	$12,088,991	$ -
Common shares issued for convertible debentures	394,752	-	-
Conversion feature on convertible debentures	(39,490)	331,706	-
Common shares issued for services	-	-	9,200
Promissory note issued for Retamco Project	-	5,643,000	-
Convertible debentures (converted) / issued	1,043,605	-
Value of shares and warrants received as proceeds on disposition of resource properties	-	36,450,000	-

Other cash flow information:
Interest paid	$ 92,201	$ 107,031	$ 1,589
Taxes paid or accrued	263,953	24,236	-

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 2007, the Company adopted new accounting standards issued by CICA relating to financial instruments, see Note 2. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

As at December 31, 2007, the Company had 25,000 (2006 – 158,836) common shares of Brownstone Ventures Inc. designated as available-for-sale, which was measured and carried at fair market value. The detail of accumulated other comprehensive income is as follows:

	December 31, 2007	December 31, 2006
Accumulated other comprehensive income, beginning of year	$ -	$ -
Adjustment for new accounting standards adoption	98,168	-
Unrealized gains and losses arising during the year	(18,750)	-
Realized gain during the year	(84,818)	-

Accumulated other comprehensive loss, end of the year	$ (5,400)	$ -

NOTE 13 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company entered into the following transactions with related parties:

a)

During 2007, the Company incurred a total of $187,500 (2006 - $136,670) in consulting fees and accrued US $34,195 (2006 – US $14,830) of interest at 8% per annum related to US $400,000 of convertible debentures as discussed in Note 7, and $63,000 (2006 - $63,000) bonus payment to private companies controlled by the CEO of the Company.

b)

During 2007, the Company incurred a total of $157,500 (2006 - $129,000) in consulting fees and accrued US $21,320 (2006 – US $14,830) of interest at 8% per annum related to US $400,000 of convertible debentures as discussed in Note 7, and $63,000 (2006 - $63,000) bonus payment to the President or a private company controlled by the President of the Company. In April 2007, US $200,000 of convertible debentures was converted to 148,148 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 9,254 Units to settle US $12,493 of accrued interest.

c)

During 2007, the Company incurred $146,965 (2006 - $107,640) in consulting fees to a private company controlled by the CFO. The Company also accrued US $32,222 (2006 - US $14,830) of interest at 8% per annum related to US $400,000 of convertible debentures as discussed in Note 7 to an individual related to the CFO. In November 2007, US $149,850 of convertible debentures was converted to 111,000 units. Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008.

d)

During 2007, the Company’s subsidiary (“DEAL”) incurred a total of $172,750 (2006 - $105,625) in consulting fees to private companies controlled by the President of DEAL. The Company purchased Wild Horse Energy Ltd. for $354,880 from the President of DEAL. Wild Horse Energy Ltd. owned 10% shares of DEAL.

e)

During 2007, the Company incurred $113,556 (2006 - $Nil) in consulting fees to a private company controlled by the vice-president of the Company.

f)

During 2007, the Company incurred $45,500 (2006 - $Nil) in meeting attendance fees to the Company’s independent directors.

g)

Included in May 2007 private placements at $2.65 per Unit, 148,000 Units were issued to officers and directors.  Included in November 2007 flow-through shares issuance at $1.82 per share, 680,000 flow-through shares were issued to officers and directors. See Note 8.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

 DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 14 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s (loss) / income before income taxes.  The components of these differences are as follows:

	2007	2006

(Loss) / income before income taxes	$ (31,031,447)	$ 24,341,652
Corporate tax rate	30.83%	34.12%

Expected tax (recovery) expense	(9,566,995)	8,305,371
Increase (decrease) resulting from:
Change in corporate tax rate	192,229	53,546
Titan shares and warrants investment	4,398,806	(5,601,176)
Non-deductible stock-based compensation	758,850	441,638
Change in future tax asset valuation allowance	-	(3,490,610)
Share issue costs and other permanent differences	643,238	(214,975)
Renounced exploration expenditures and other adjustments	(646,902)	959,873

Future income tax (recovery) expense	$ (4,220,774)	$ 453,926

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2007	2006
Future income tax assets
Non-capital losses available	$ 1,635,108	$ 1,077,545
Capital losses available	964,695	1,067,642
Resource pools in excess of net book value	-	1,540,396
Share issue costs and other	401,468	407,359
	3,001,271	4,092,942
Future income tax
Long term investments	(1,202,370)	(5,601,176)
Resource pools in excess of net book value	(608,077)	-
	(1,810,447)	(5,601,176)

Net future income tax assets (liabilities)	1,190,824	(1,508,234)
Valuation allowance
Reversal (increase) of valuation allowance	(1,190,824)	-

Net future income tax liability	$ -	$ (1,508,234)

The Company has approximately $5,304,000 (2006 - $2,884,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2015	$ 1,520,000
2027	3,784,000

$ 5,304,000

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 14 – FUTURE INCOME TAXES (Continued)

In addition, the Company has Canadian exploration and development expenditures totaling approximately $5,993,000, unamortized share issue costs of approximately $1,227,000 and capital loss carry forwards of approximately $6,258,000 which may be available to reduce future taxable income. Both the exploration and development expenditures and the capital losses can be carried forward indefinitely.

NOTE 15 – COMMITMENT

Effective May 1, 2005, the Company entered in to a five year lease on its office premises.  Under the terms of the lease the Company is required to make minimum annual payment.  The Company is committed under operating lease agreement for the premises to future minimum payments as follows:

2008	$ 95,334
2009	101,053
2010	34,320
$ 230,707

NOTE 16 – SEGMENTED DISCLOSURE

As at December 31, 2007 and 2006, the Company’s significant assets, losses and revenue by geographic location were as follows:

	December 31, 2007	December 31, 2006
Canada	$	$

Interest and other income	806,147	673,559
Segmented income (loss)	(26,738,906)	26,591,831

Assets:
Current Assets	14,528,145	18,152,296
Equipment, net	87,399	106,953
Investment in Titan	12,600,000	36,538,953
Resource properties	7,268,732	696,992
	35,181,267	55,495,194

U.S.A.
Interest revenue	-	-
Segmented loss	(71,767)	(2,703,105)

Assets:
Current Assets	515,577	-
Equipment, net	888	-
Investment in Titan	-	-
Oil and gas properties	27,445,767	25,182,534
	27,962,232	25,182,534

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 17 – SUBSEQUENT EVENTS

(a)

Stock Options and Share Issuances

Subsequent to December 31, 2007, the Company granted 2,195,000 incentive stock options with a weighted average exercise price at $1.42 per share to independent directors, management, officers and consultants of the Company.

Subsequent to December 31, 2007, 1,142,941 common shares were issued upon the exercise of stock options for proceeds of $590,246 and 266,800 incentive stock options were forfeited.

(b)

Renunciation of Canadian Exploration Expenditures (“CEEs”)

In January 2008, the Company renounced $1,820,000 flow-through funds to investors, using the look-back rule. $263,222 of renounced CEEs had been spent by December 31, 2007 and approximately $1,557,000 is committed to be spent by December 31, 2008.

In February 2008, the Company filed a Part XII.6 tax return with the Canada Revenue Agency related to CEEs with an effective date of renunciation of December 31, 2006 and paid $236,348 of Part XII.6 tax.

(c)

Promissory Note

On May 16, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note is secured, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee are payable on demand after August 15, 2008, upon 10 days written notice by the lender. To date, $700,000 has been advanced on the promissory note.

The transaction is considered to be in the normal course of operations and is measured at the exchange amount which is the amount established and agreed to by the related parties.

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Interest in unproven mineral properties

Under US GAAP, pursuant to EITF 04-2, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has capitalized all mineral exploration costs for US GAAP purposes unless the costs relate to unproven mineral properties.  In addition, under Canadian GAAP, cash flows relating to unproven mineral property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(b)

Stock-based compensation

The Company has granted stock options to certain directors, employees and consultants.  Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method in accordance with APB Opinion No. 25.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model in accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”).  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP has elected to prospectively change its accounting policy to account for all stock options granted in accordance with SFAS 123.  On December 16, 2004, the FASB issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123.  SFAS 123(R) supersedes APB Opinion 25, and amends SFAS 95, “Statement of Cash Flows”.  SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant.  As a result, effective January 1, 2003, there is no material difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

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

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by CICA relating to financial instruments (see Note 2). The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. These new standards substantially harmonize Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss. During the year, other comprehensive loss recognized is $5,400 (see Note 12). For the years ended December 31, 2006 and 2005, comprehensive loss equals the loss for the year under US GAAP.

(f)

Exploration stage company

Under US accounting standards, the Company is considered to be an enterprise in the exploration stage as substantially all of its efforts have been directed towards the investigation of business opportunities and exploration of resource properties.  Accounting principles for exploration stage enterprises require the specific disclosure of this fact and the presentation of certain cumulative information from the inception of the exploration stage.  However, it does not require any changes in the measurement of assets, liabilities, revenues or expenses from that set out in the financial statements prepared in accordance with Canadian GAAP.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

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

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations (Revised 2007)”, and SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51”. These standards require the use of fair value accounting for business combinations and non-controlling interests. Equity securities issued as consideration in a business combination will be recorded at fair value as of the acquisition date as opposed to being valued over a period which includes a few days prior to and after the terms of the business combination have been agreed to and announced. In addition, these standards require all acquisition costs to be expensed. The period of one year to complete the accounting for a business combination remains unchanged. Non-controlling interests will require initial measurement at fair value and will be classified as a separate component of equity. SFAS No. 141(R) is to be applied prospectively and is effective for business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. These statements will likely impact the Company’s future Consolidated Financial Statements should the Company engage in business combinations.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110”). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(i)

Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i) Assets
	December 31, 2007	December 31, 2006

Total assets, under Canadian GAAP	$ 63,143,499	$ 80,677,728
Exploration costs – unproven resource properties	(628,018)	(628,018)

Total assets, under US GAAP	$ 62,515,481	$ 80,049,710
(ii) Liabilities
	December 31, 2007	December 31, 2006

Total liabilities, under Canadian GAAP	$ 3,707,740	$ 9,235,349
Add: flow through issue cost liability under US GAAP	70,000	-

Total liabilities, under US GAAP	$ 3,777,740	$ 9,235,349
(iii) Share Capital
	December 31, 2007	December 31, 2006

Total share capital, under Canadian GAAP	$ 61,393,964	$ 48,671,383
Add: flow through issue cost under Canadian GAAP	4,132,983	1,420,443
Less: flow through issue cost under US GAAP	(185,000)	(115,000)

Total share capital under US GAAP	$ 65,341,947	$ 49,976,826
(iv) (Deficit) Retained Earnings
	December 31, 2007	December 31, 2006

(Deficit) Retained Earnings, under Canadian GAAP	$ (5,688,075)	$ 21,122,598
Add: gain on disposal of uranium properties	5,652,166	5,652,166
Less: exploration costs – unproven resource property expenditures	(6,280,184)	(6,280,184)
Less: flow through share future tax recovery under Canadian GAAP	(4,132,983)	(1,420,443)
Add: flow through share future tax recovery under US GAAP	115,000	115,000

(Deficit) Retained Earnings under US GAAP	$ (10,334,076)	$ 19,189,137

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

NOTE 18 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (con’t)

(i)

Reconciliation (con’t)

(v) Net (loss) income for the year
	For the year ended December 31,
	2007	2006	2005

Net (loss) income for the year, under Canadian GAAP	$(26,810,673)	$ 23,887,726	$ (1,611,919)
Add: gain on disposal of uranium properties	-	5,652,166	-
Less: exploration costs – unproven resource property expenditures	-	(4,772,771)	(1,507,413)
Less: flow through share future tax recovery under Canadian GAAP	(2,712,540)	(1,054,308)	(366,135)
Add: flow through share future tax recovery under US GAAP	-	115,000	-

Net (loss) income for the year, under US GAAP	$ (29,523,213)	$ 23,827,813	$ (3,485,467)
(vi) Cash used in operating activities
	For the year ended December 31,
	2007	2006	2005

Cash used in operating activities, under Canadian GAAP	$ (5,188,462)	$ (1,769,373)	$ (1,438,826)
Less: exploration costs – unproven resource property expenditures	-	(4,772,771)	(1,507,413)

Cash used in operating activities, under US GAAP	$ (5,188,462)	$ (6,542,144)	$ (2,946,239)
(vii) Cash used in investing activities
	For the year ended December 31,
	2007	2006	2005

Cash used in investing activities, under Canadian GAAP	$ (7,838,377)	$ (12,146,784)	$ (3,551,508)
Add: exploration costs- unproven resource property expenditures	-	4,772,771	1,507,413
Cash used in investing activities, under US GAAP	$ (7,838,377)	$ (7,374,013)	$ (2,044,095)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

Registrant

Dated: June 27, 2008	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

#