Form 20-F
period 2008-12-31
DEJOUR ENTERPRISES LTD
filed 2009-06-30
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

73,651,882

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

Yes    No xxx    N/A

Index to Exhibits on Page 73

#

Dejour Enterprises Ltd.

FORM 20-F ANNUAL REPORT

INTRODUCTION

Dejour Enterprises Ltd. (“Dejour” or the “Company”) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation, which became effective on October 1, 2003. The Company was continued in British Columbia under the Business Corporations Act (British Columbia) in 2005.

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

As of the end of the Company’s most recent fiscal year ended December 31, 2008, the Company had proven reserves and production of oil and gas in British Columbia and Alberta, Canada. Reserves attributable to the Company located in the State of Colorado as of December 31, 2007 were exchanged for additional exploration acreage.

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

Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/29/2009 the names of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

Name	Age	Date First Elected or Appointed

Craig Sturrock (1)(4)	65	August 22, 2005
Charles W.E. Dove (2) (3)	53	August 17, 2007
Robert L. Hodgkinson (2)	59	May 18, 2004
Harrison F. Blacker (5)	58	April 2, 2008
Robert Holmes (1)(6)	65	October 17, 2008
Richard Patricio (1)(7)	35	October 17, 2008

(1)

Member of Audit Committee.

(2)

Suite 1100, 808 West Hastings Street, Vancouver, BC V6C 2X4

(3)

Mr. Dove subsequently resigned as a Director effective June 21, 2009.

(4)

27th Floor, 595 Burrard Street, Vancouver, BC V7X 1J2

(5)

1401 17th Street, #300, Denver, CO 80202

(6)

80800 Vista Bonita Trail, La Quinta, CA 92253

(7)

130 King Street West, Suite 2500, Toronto, ON M5X 1A9

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/29/2009, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Robert L. Hodgkinson, Chairman & CEO	59	July 14, 2004
Mathew H. Wong, Corporate Secretary and Chief Financial Officer	34	July 14, 2004
Harrison F. Blacker, President and COO of Dejour Energy (USA)	58	April 2, 2008
Charles W.E. Dove, President of Dejour Energy (Alberta) Ltd.	53	April 3, 2006

______________________________________________________________________________

1.B.  Advisors

The Company’s Canadian Legal Counsel:

DuMoulin Black LLP

Contact: Corey Dean

595 Howe Street

Suite 1000

Vancouver, B.C. V6C 2T5 Canada

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

Vancouver, B.C. Canada V6E 4G1

Telephone: 604-687-4747

Facsimile: 604-689-2778

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004 to 2008 ended December 31st was derived from the audited financial statements of the Company as audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants.

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

#

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007	Year Ended Dec 31, 2006	Year Ended Dec 31, 2005	Year Ended Dec 31, 2004
CANADIAN GAAP

Revenue	$5,766	Nil	Nil	Nil	Nil
Net Income (Loss) for the Period	($20,891)	($26,810)	$23,888	($1,612)	($392)
Basic Income (Loss) Per Share	($0.29)	($0.40)	$0.45	($0.06)	($0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (000)	72,211	66,588	52,564	25,612	9,856
Weighted Avg. Shares, diluted (000)	72,211	66,588	56,558	25,612	9,856
Year-end Shares (000)	73,652	70,128	60,900	39,017	15,796

Working Capital	($12,712)	$11,335	$11,769	$12,167	$1,580
Resource Properties	$57,684	$35,411	$25,880	$3,425	Nil
Long-term Investments	$2,722	$12,600	$36,539	-	-
Long-Term Debt	$1,950	Nil	$2,852	Nil	Nil
Capital Stock	$64,939	$61,393	$48,671	$18,190	$2,772
Retained Earnings (Deficit)	($26,579)	($5,688)	$21,123	($2,765)	($1,153)
Total Assets	$62,306	$63,143	$80,678	$16,016	$1,631

US GAAP
Net Income (Loss) for the Period	($34,181)	($29,523)	$23,828	($3,485)	($392)
Earnings (Loss) Per Share	($0.47)	($0.42)	$0.45	($0.14)	($0.04)
Resource Properties	$44,233	$34,783	$25,252	$1,917	Nil
Retained Earnings (Deficit)	($44,515)	($10,334)	$19,189	($4,639)	($1,153)
Total Assets	$48,854	$62,515	$80,050	$14,509	$1,631

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

#

Table No. 4

U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close

Fiscal Year Ended 12/31/2008	$1.07	$1.24	$0.98	$1.22
Fiscal Year Ended 12/31/2007	1.02	1.16	0.95	0.99
Fiscal Year Ended 12/31/2006	1.13	1.17	1.10	1.17
Fiscal Year Ended 12/31/2005	1.21	1.27	1.16	1.17
Fiscal Year Ended 12/31/2004	1.30	1.40	1.19	1.20

May 2009	$1.19	$1.10	$1.10
April 2009	1.26	1.19	1.19
March 2009	1.30	1.22	1.26
February 2009	1.27	1.22	1.27
January 2009	1.27	1.18	1.24
December 2008	1.30	1.20	1.22

3.B.  Capitalization and Indebtedness

Not Applicable

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Pertaining to the Company:

Cumulative Unsuccessful Exploration Efforts By Dejour Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Dejour in the exploration of its properties as described herein may not result in discoveries of oil and natural gas in commercial quantities.  Many exploration projects do not result in the discovery of commercially recoverable oil and gas deposits and this occurrence could ultimately result in Dejour having to cease operations.

Dejour Has a Working Capital Deficit, Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public Distributions of Capital Result in Dilution to Existing Shareholders:

As of December 31, 2008, the Company had a working capital deficit of ($12,712,251). One of the Company’s oil and gas projects has advanced to the commercial production stage, but current cash flow is insufficient to meet the Company’s cash requirements. The Company does not know if it will ever achieve self-sustaining commercial oil and gas operations. Historically, the only source of funds available to the Company has been through the sale of its common shares, debt and bank borrowings, and the sale of assets. Any future additional equity financing would cause dilution to current stockholders.

Dejour Will Require Additional Capital in Order to Repay Amounts Due:

As of December 31, 2008, the Company had a Promissory Note with a balance of $4,604,040 (US$3,780,000) due on the earlier of the Company completing an equity or debt financing, or July 1, 2009. The Company also has borrowed $1,950,000 under a Promissory Note issued by and borrowed a further $600,000 from a company controlled by the Company’s CEO. These amounts are secured by the Company’s assets. As of June 2009, Dejour has reached agreements with the lenders to restructure the debt amounts through the issuance of common shares and warrants and the issuance of new debt instruments due in 2010. These agreements are subject to the approval of the TSX and regulatory compliance. If the Company is unable to obtain the approvals necessary, the currently outstanding amounts will be due, and Dejour will require additional capital in order to meet its repayment requirements. If approval is received, Dejour will be required to raise additional capital to meet the new due dates in 2010.  If the Company is unable to repay these amounts, the lenders could foreclose upon the Company’s assets, which could ultimately result in Dejour having to curtail or cease operations.

Dejour is Out of Compliance with Its Bank Loan Covenants:

The Company’s subsidiary, Dejour Energy (Alberta) Ltd. (“DEAL”) has secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain oil and gas production targets. The facility is secured by DEAL’s oil and gas assets in Canada, and as of December 31, 2008, the Company had drawn $5,550,000 against the line of credit. In accordance with the terms of the line of credit, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10 to 1.00. As of December 31, 2008, DEAL’s working capital ratio was under the required ratio and thus was not in compliance with the covenant related to the loan facility. Subsequent to the year end, the terms of the revolving loan were restructured. The facility was reduced from $7,000,000 to $6,100,000, and the interest rate increased from the Canadian prime rate plus 1% to Canadian prime rate plus 3%. The adjusted working capital ratio requirement was waived for the three month period ended March 31, 2009, but the Company shall make certain repayments on the account using the proceeds from the sale of properties. If the Company is unable to complete the sale of properties or otherwise meet the terms of the facility, it may be required to repay the entire amount borrowed under the facility, or, if unable to repay, may lose certain of its Canadian assets.

Dilution Through Employee/Director/Consultant/Agents Options Could Adversely Affect Dejour’s Stockholders:

Because the success of Dejour is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of March 31, 2009, there were 5,688,000 share purchase options outstanding, of which 1,960,083 share purchase options are vested and exercisable. If all the vested options were exercised, it would result in an additional 1,960,083 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Dejour Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public Distributions of Capital Result in Dilution to Existing Shareholders”)

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Company Could Be In An Amount Great Enough to Force Dejour to Cease Operations:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada and the United States.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the exploration and production activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Dejour to cease operations. If that were the case, investors would lose their entire investment in the Company.

Dejour is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of Dejour’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Dejour’s growth will depend, on the efforts of its Senior Management, particularly its CEO, Robert Hodgkinson, its President of Dejour (USA), Harrison Blacker, its President of DEAL, Charles Dove, and its Corporate Secretary and Chief Financial Officer Mr. Mathew Wong.

As a "Foreign Private Issuer”, Dejour is Exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  As a foreign Private Issuer, Dejour’s officers, directors and principal shareholders are exempt from Exchange Act Section 16’s short-swing insider disclosure and profit recovery provisions. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

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

Oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations. Hazards include well fires, explosions, blowouts, and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. Although the operator of each property in which the Company has an interest typically maintains liability insurance in an amount which they consider adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company, as an owner of an interest in these wells or as the operator, could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. Any unforeseen hazard could result in the failure of the Company’s operations on that project, which would have a negative effect on the Company’s financial condition or cause the Company to cease operations altogether.

The Oil and Gas Industry is Highly Competitive, and if Dejour is Unsuccessful in Competing With Other Oil and Gas Companies, It Would Negatively Affect the Company’s Ability to Operate:

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

The Company’s Operations Are Subject to Substantial Environmental Regulations Which Could Have a Negative Effect on the Company’s Operations and Financial Condition:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the petroleum industry.  The Company’s exploration and production activities are subject to various laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

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

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Exchange and the NYSE Amex Stock Exchanges under the symbol “DEJ”.

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

As of December 31, 2008 there were 73,651,882 common shares issued and outstanding. As of December 31, 2008 there were no First Preferred Shares and no Second Preferred Shares issued and outstanding. As of March 31, 2009, the latest fiscal period for which financial statements are available, there were 73,725,512 common shares issued and outstanding, and no First Preferred Shares and no Second Preferred Shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Dejour Enterprises Ltd. (“Dejour” or the “Company””) was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation which became effective on October 1, 2003. In 2005, the Company was continued into British Columbia under the Business Corporations Act (British Columbia).

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			$
Fiscal 2004	Private Placement (1)	6,000,000	1,796,760
	For bridge loan financing fee (2)	200,000	50,000

Fiscal 2005	Shares issued as finders’ fee	185,791	(120,764)
	Private Placement (3)	1,000,000	500,000
	Private Placement (4)	650,000	325,000
	Private Placement (5)	8,076,923	5,250,000
	Private Placement (6)	4,500,000	2,914,808
	Private Placement (7)	6,617,500	6,516,625
	Exercise of share purchase warrants and agents’ options	2,024,148	1,035,608
	Exercise of stock options	154,965	52,286
	Shares issued for services	11,500	9,200

Fiscal 2006	Private Placement (8)	5,300,000	7,950,000
	Private Placement (9)	2,771,333	4,157,000
	Exercise of share purchase warrants and agents’ options	7,551,194	7,426,683
	Exercise of stock options	760,407	433,321
	Shares issued for the acquisition of the Retamco Project (10)	5,500,000	12,088,991

Fiscal 2007	Private Placement (11)	3,773,980	10,001,047
	Private Placement (12)	1,000,000	1,820,000
	Conversion of Convertible Debentures (13)	273,399	394,752
	Exercise of Warrants	3,444,490	2,859,863
	Exercise of Stock Options	736,737	557,800

Fiscal 2008	Conversion of Convertible Debentures (14)	884,242	1,214,497
	Exercise of Warrants	958,263	1,447,464
	Exercise of Stock Options	1,681,048	887,621

Q1 FY 2009	Exercise of Stock Options	73,630	20,248

(1)

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

(2)

In December 2004, Dejour issued 200,000 shares at a deemed value of $0.25 to a company controlled by Robert Hodgkinson, the Chairman of the Company, as part of the consideration for a $250,000 bridge loan that he made to the Company.  The shares issued had a hold period until April 8, 2005.

(3)

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

(4)

The Private Placement consisted of 650,000 common shares at $0.50 per share for gross proceeds of $325,000. The shares issued through this private placement all had a hold period until May 19, 2005. The finder’s fees associated with this financing consisted of $14,625 in cash and 50,000 warrants to purchase additional common shares at a price of $0.65 per common share until September 30, 2005. Other costs associated with this and the financing described at (3) above totaled $5,372.  The finder’s fees associated with this financing were paid to Rainwalker Management Ltd.

(5)

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

(6)

This private placement consisted of the sale of 4,500,000 units at a price of US$0.55 per unit for gross proceeds of Cdn$2,914,808. Each unit consisted of one common share and one half of one share purchase warrants with each whole share purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $0.80 per share to March 17, 2007. In connection with this private placement the Company paid finders’ fees of $109,058; paid other costs of $19,582; and, issued 306,736 share purchase warrants to finders with each warrant being exercisable into a common share at a price of $0.80 per share until March 17, 2007.

(7)

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

(8)

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

#

(9)

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

(10)

These shares were issued to Retamco Operating Co., an unrelated private company, in partial payment for Dejour’s interest in the Retamco Oil & Gas Project located in western Colorado and eastern Utah.

(11)

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

(12)

The Private Placement consisted of 1,000,000 flow-through common shares at a price of $1.82 per share. Gross proceeds from the placement were $1,820,000, which is committed to be spent on qualifying Canadian Exploration Expenditures. In relation to the placement, the Company paid $9,600 in related costs.

(13)

During the year, the Company issued 273,399 shares pursuant to the conversion of US$349,850 in principal and US$12,493 of interest payable of convertible debentures.

(14)

During the year, the Company issued 884,242 common shares pursuant to the conversion of US$1,047,995 in principal and US$145,731 of interest payable of convertible debentures.

Capital Expenditures

Fiscal Year

Fiscal 2004	$102,017 (1)
Fiscal 2005	3,551,508 (2)
Fiscal 2006	$12,146,784 (3)
Fiscal 2007	$8,152,987 (4)
Fiscal 2008	$27,658,300 (5)

(1)

These funds were related to acquisition and exploration costs pertaining to the Golden Prairie Prospect property. Based on the unfavorable results of the exploratory drilling, Dejour management decided to write off its investment in this property.

(2)

$126,356 of these funds was spent on furniture and equipment and the balance of $3,425,152 were spent on the Company’s resource properties.

(3)

$25,036 of these funds was spent on the purchase of capital equipment; $107,983 were spent on expenditures related to the acquisition of Titan shares; and $12,013,765 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 5 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2006.)

(4)

$15,293 of these funds was spent on the purchase of equipment; and $8,137,694 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 6 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2007.)

(5)

$67,049 of these funds was spent on the purchase of equipment; and $27,591,251 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 7 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2008.)

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

iSecuritas was located in Dallas, Texas. The business of the company was offering its customers secure same day document delivery over the Internet along with the development and implementation of digital signature encryption. Dejour’s involvement in this company consisted of assisting in fund raising. Dejour’s efforts primarily included investment in iSecuritas and by December 14, 2000, its equity interest was 51.8%. The table below summarizes the actions of Dejour relating in iSecuritas:

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

As part of its efforts to regain the status of an active Company, Dejour reached an agreement on August 21, 2001 to acquire a 50% interest in a private company’s interest in an oil well located in Louisiana. The private company, 7804 Yukon, Inc., had a 1.75% working interest in this well. 7804 Yukon, Inc. is wholly owned by Robert Hodgkinson, the current Chairman and CEO of the Company, who, at that time was a director of Dejour. On December 18, 2001, the operator of the well announced that after exploratory drilling, the well was deemed to not be commercially viable.

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

#

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

The plan of reactivation included the Company's acquisition of rights to participate in an oil and gas exploration joint venture, initially targeting 9.25 sections of prospective Jurassic oil lands known as the Golden Prairie Prospect. By the terms of this agreement, Dejour paid a net 30% cost (approximately $95,000) of drilling the initial test well to earn a net 24.5% APO WI (After Pay Out Working Interest). This prospect was located in SW Saskatchewan adjacent to the Alberta border, in the northeast corner of a 20,000 sq. mi. focus area known as the Sweetgrass Arch.

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

During this period Dejour continued to engage in exploration activity on its uranium projects located in the Athabasca Basin. On October 26, 2006, Dejour announced that it would sell all of its uranium property interests to Titan Uranium Incorporated (“Titan”), an unrelated public company that trades on the TSX Venture Exchange under the symbol “TUE”. The terms of this acquisition, which closed in December 2006, were:

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

#

3.

Dejour retains a 1% Net Smelter Return (“NSR”) on all contributed properties. (“NSR” is an acronym for net smelter return, which means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. This type of royalty provides cash flow that is free of any operating or capital costs and environmental liabilities. A percentage of an NSR royalty on an ore body can effectively equate to a larger percentage of the economic value of the ore body. A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

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

In June 2008, the Company entered into a Purchase and Sale agreement with Retamco Operating. Dejour received an additional 64,000 net acres in Colorado and Utah from Retamco in exchange for Dejour’s 25% Working Interest in approximately 3,500 acres and two wells at North Barcus Creek and a cash payment of US$4,000,000.

In June 2008, the Company and its partner, Brownstone Ventures, signed a joint-operating agreement with Fidelity Exploration Production Company, a subsidiary of MDU Resources Group Inc., over 14,000 acres of leases held by Dejour and Brownstone. Under the agreement, Fidelity will be the operator of the acreage which will be owned 65% by Fidelity, 25% by Dejour, and 10% by Brownstone.

In November 2008, the Company signed a joint-venture agreement with Laramie Energy II LLC (“Laramie”) over approximately 22,000 gross acres (15,700 net to Dejour) in the Rangely prospect located in the northwest edge of the Piceance Basin in Colorado. Under the terms of the agreement, Laramie will begin a continuous drilling program on the acreage in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

During Fiscal 2008, the Company completed the drilling of 11 wells, 9 of which were operated by the Company with an average working interest of 95%, and 2 wells partner-operated with an average working interest of 35%. 5 of the wells were placed in production as gas wells, 1 was placed in production as an oil well, and 1 well was producing oil and gas. Additional acreage totaling 6,350 net acres located in the Montney area in northeastern British Columbia was acquired through government rights auction.

Between January and April 2009, the Company disposed of all of its holdings in Titan Uranium for proceeds of $2,276,319. Dejour retains a 10% carried interest and 1% Net Smelter Return royalty in over 800,000 acres of uranium leases.

Plan Of Operations

Source of Funds for Fiscal 2009

The Company’s primary source of funds since incorporation has been through the issuance of common shares.

As of December 31, 2008, Dejour had a negative working capital balance of ($12,712,251). Subsequent to the year-end, the Company sold all of its share position in Titan Uranium for proceeds of $2,276,319. Dejour intends to use the proceeds from the sale for drilling and completion on its Woodrush and Drake properties in Canada. Management anticipates continued revenues from oil and gas sales from its Canadian properties, but the cash flow is unlikely to provide for all of the Company’s capital requirements. Therefore, management has been negotiating the sale of certain oil and gas assets, including 100% interests in certain of its non-core Canadian properties and a portion of its Drake/Woodbridge acreage.

In June 2009, the Company announced that it had completed the sale of certain Canadian oil and gas assets, which included the Company’s 100% interest in the Carson Creek property in Alberta and 10% of the Company’s interest in the Drake/Woodrush project, to unrelated third parties.  Proceeds from the sale of the interests were $3,000,000 in cash and $900,000 in escrow. The Company also announced it has letters of intent to sell additional minority property interests for a further $2,100,000, which, if completed, would increase the proceeds from the sale of Canadian property interests to $6,000,000.

The Company has also negotiated several agreements to reduce its outstanding debt. Under the first agreement, the Company and Brownstone Ventures have agreed to allow Dejour to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement:

·

US$2,000,000 of current debt will be converted into Dejour equity units. Dejour will issue Brownstone 6,666,667 common shares at a deemed price of $0.33 per share plus 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

US$1,780,000 of current debt will be converted into a Canadian dollar denominated 12% note due June 30, 2010. Dejour will also issue Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years. The Company will be able to force the exercise of the warrants if Dejour’s common shares trade at a price of C$0.80 or greater for 30 consecutive calendar days.

Under the second agreement, Dejour’s Independent members of the Board of Directors have negotiated an agreement between the Company and related party Hodgkinson Equities Corporation (“HEC”), a private company controlled by Robert Hodgkinson, Dejour’s Chairman and CEO, in regards to Dejour’s outstanding debt to HEC. Under the agreement:

·

$450,000 of current debt will be converted into a 12% note due January 1, 2010. The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.

·

$450,000 of current debt will be converted into Dejour equity units. The Company will issue to HEC 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

$900,000 of current debt will be converted into minority property interests in certain of Dejour’s Canadian oil and gas leases. The deemed price for the conversions will be equal to the prices obtained by the Company through the sale of the same interests for cash to unrelated third parties.

The debt agreements are subject to the approval of the TSX and regulatory compliance.

Additional property interests may be sold to provide additional capital. The Company may also enter into additional joint-venture agreements which would allow exploration on a portion of the Company’s properties funded by third-parties.

Use of Funds for Fiscal 2009

For Fiscal 2009, Dejour estimates that it might expend $3,500,000 on general/administrative expenses and $1,500,000 on property exploration expenses. The Company’s recent asset sales and debt settlement agreements, as well as anticipated oil and gas revenues, are expected to be sufficient to meet the Company’s capital needs for fiscal 2009.

Anticipated Changes to Facilities/Employees

In June 2009, the Company announced that Stephen R. Mut has been named as Special Assistant to the CEO/COO. Mr. Mut previously agreed to join the Company’s Board of Directors at a future date, and he may stand for election to the Board at the next Annual General Meeting which is expected to be held during the Fourth Quarter of Fiscal 2009.

Management of the Company anticipates no other changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

During the last five fiscal years, all of the Company’s reported oil and gas revenue was recorded in fiscal 2008.

Revenue for fiscal year ended:	Canada	United States

12/31/2008	$5,751,672	$13,883

Asset Location as of:	Canada	United States

12/31/2004	$1,630,840	Nil
12/31/2005	$14,788,338	$1,228,015
12/31/2006	$55,495,194	$25,182,534
12/31/2007	$35,181,268	$27,962,231
12/31/2008	$32,421,045	$29,884,691

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

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Dejour Enterprises Ltd. is incorporated under the laws of British Columbia, Canada. The Company was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the Company was changed to Dejour Enterprises Ltd. In 2005, the Company was continued in British Columbia under the Business Corporations Act (British Columbia).

As at December 31, 2008, Dejour had three wholly-owned subsidiaries.  Dejour Energy (USA) Inc. is incorporated in Nevada and is used to hold the Company’s oil & gas properties in the US. Dejour Energy (Alberta) Ltd. is used to hold its oil & gas properties in Canada. During the fiscal year ended December 31, 2007, the Company acquired the remaining 10% of Dejour Energy (Alberta) Ltd. through the acquisition of 100% of Wild Horse Energy Ltd., which is incorporated in Alberta.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 5,720 sq. ft. at Suite 1100, 808 West Hastings Street, Vancouver, British Columbia, Canada V6C 2X4.  The Company began occupying these facilities on May 1, 2005.  Current monthly base rent is $6,974.

#

Resource Properties

The Company’s current focus is on oil and gas properties located in the United States and Canada. The Company formerly had direct interest in uranium exploration properties, which it sold to Titan Uranium Inc. in 2006 for Titan common shares. The Company sold all of its Titan common shares between January and April 2009, but retains a 1% NSR on all the properties sold to Titan, and a 10% working interest in each claim, carried by Titan to a completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% NSR.

The Company currently has oil and gas leases in northeastern British Columbia and Northwestern Alberta, and in the Piceance and Uinta Basins in Colorado and Utah. The Company’s resource property interests are described below:

United States Oil and Gas Properties

1. Colorado/Utah Oil and Gas Project

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of CAD$25,152,510 in cash, stock, note and debentures.

In August 2006, Brownstone Ventures (“Brownstone”) acquired a 10% interest in the acreage from Retamco, thus forming a joint-venture on the leases between Retamco, Dejour and Brownstone. Subsequently, the Company acquired an interest in an additional 21,866 net acres that are contained within an Area of Mutual Interest as defined in the purchase agreement.

In June 2008, the Company entered into a Purchase and Sale Agreement with Retamco Operating, a partner in the Colorado/Utah project. Under the Agreement, Dejour exchanged its 25% Working Interest in certain leases of approximately 3,500 acres at North Barcus Creek and two wells and US$4,000,000 for an additional 64,000 net acres. Brownstone also exchanged its interest in the North Barcus Creek wells and acreage with Retamco for an increased net interest in the same leases as Dejour.

In June 2008, the Company signed a joint operating agreement with Fidelity Exploration & Production Company (“Fidelity”), a subsidiary of MDU Resources Group Inc., covering 14,000 acres in the Paradox Basin located in Southeastern Utah.

In November 2008, the Company signed a joint-venture agreement with Laramie Energy II LLC (“Laramie”) covering 22,000 gross acres (15,700 net to Dejour) in the Rangely Project. Under the terms of the Agreement, Laramie will begin a continuous drilling program on the leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

During Fiscal 2008, certain leases expired. As of December 31, 2008, the Company had approximately 128,000 net acres in the Colorado/Utah Project.

Uinta-Piceance Basin
WYOMING
Properties of
Dejour Energy (USA) Inc
September 14, 2007
0
10
20
30
40
Miles
Salt Lake City
Summit County
Daggett County
Moffat County
Routt County
Duchesne County
Uintah County
Rio Blanco County
Garfield County
Eagle County
Denver
Carbon County
Grand County
Pitkin County
Emery County
Mesa County
Delta County
Gunnison County
Montrose County
Wayne County
San Juan County
UTAH
COLORADO
SAND WASH
SAND WASH
SAND WASH
SAND WASH
SAND WASH
ASHLEY
DINOSAUR
PINYON RIDGE
WADDLE CREEK
MEEKER
BONANZA
RANGELY
RIO BLANCO DEEP
BOOK CLIFFS
SEEP RIDGE
TRI COUNTY
GIBSON GULCH
GRAND VALLEY
GIBSON GULCH
BOOK CLIFFS
PLATEAU
GREEN RIVER
CISCO
GUNNISON
SAN JUAN

The total current area of projects in which Dejour has an interest is 272,777 acres net to the Joint-Venture (approximately 128,000 acres net to Dejour) in 397 sections of land. Dejour’s interest  in the individual leases ranges from 25% to 72%, subject to an 80%-87.% Net Revenue Interest (“NRI”) except for 1 lease, in a total of 296 leases, The Company is the operator of 6 leases covering approximately 125,000 acres gross (72% WI Dejour and 28% WI for Brownstone). The other acreage includes approximately 150,000 acres gross (65% WI Retamco, 25% WI Dejour, and 10% WI Brownstone) with Retamco as the Operator, and approximately 14,000 acres gross (25% WI Dejour, 10% WI Brownstone, and 65% WI Fidelity) with Fidelity as the Operator.

The leases consist consisting of two project types. There are 17 Resource (Gas) projects covering 204,078 acres, and 1 Subthrust Project (Deep Oil) project covering 68,669 acres. The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

How Acquired

Under the original agreement between the Company, Retamco Operating Inc. (“Retamco”), and Brownstone Ventures (US) Inc. dated July 14, 2006, Dejour and Brownstone agreed to participate in the exploration and development of Retamco’s leasehold interests. The cost to Dejour included US$5 million cash, 5,500,000 common shares of the Company valued at US$10,726,700 ($2.17 CDN per share), a US$5,000,000 zero coupon note maturing in stages from January 2, 2007 to June 30, 2007, and the issuance of a two-year, 8% convertible debenture with face value of US$1,397,846. Subsequently, the Company acquired an interest in an additional 21,866 net acres that are contained within an Area of Mutual Interest as defined in the purchase agreement.

Under the second agreement between the Company and Retamco dated June 17, 2008, Dejour exchanged its 25% Working Interest in certain leases of approximately 3,500 acres at North Barcus Creek, the two wells which were drilled under the original agreement, and US$4,000,000 for an additional 64,000 net acres.

New Joint-Venture Agreements

In June 2008, the Company and Brownstone signed an joint operating agreement with Fidelity Exploration & Production Company (“Fidelity”), a subsidiary of MDU Resources Group Inc., over 14,000 acres located in the Northern Paradox Basin in Southeastern Utah. Under the agreement, Dejour/Brownstone have granted Fidelity a 65% Working Interest in the leases (Dejour 25% WI, Brownstone 10% WI). Fidelity is the Operator of the project.

In November 2008, the Company and Brownstone announced they had signed a joint-venture agreement with Laramie Energy II LLC (“Laramie”), a private Exploration and Production Company headquartered in Denver, Colorado. Under the agreement, Laramie has the right to earn a 55% interest in approximately 22,000 acres gross (15,700 net to Dejour) located in the Rangely Prospect in Rio Blanco and Moffat counties at the northwestern edge of the Piceance basin.  Under the agreement, Laramie can earn up to a 55% of the acreage by completing at least four commercially productive wells under the following terms:

·

Laramie shall drill an Initial Earning Well to be spudded on or before December 1, 2009 to the contract depth of 100 feet below the top of the Carlisle share, being the stratigraphic equivalent of 4,695 depth;

·

Upon drilling the Initial Earning Well to contract depth and completing that well as a well capable of economic production, Dejour and Brownstone shall deliver to Laramie an assignment of an undivided 70% interest in Dejour/Brownstone’s right and title to 1,800 acres, including the 640 acre governmental section on which the Initial Earning Well is located;

·

If the Initial Well is completed and capable of producing in Paying Quantities, or is completed but not in Paying Quantities, Laramie shall have the option to drill Additional Earning Wells as a continuous optional drilling program. Such right shall continue as long as not more than 6 months (or 8 months with respect to a well that is producing but Laramie is evaluating whether it is production in Paying Quantities) elapses between the release of the drilling rig of the immediately preceding well and the commencement of spudding operations on the next Additional Earning Well.

·

For the Initial Earning Well and all Additional Earning Wells, Laramie shall pay for all costs and liabilities incurred to the date of first production. Thereafter, the joint-venture partners shall each be responsible for their respective working interest ownership share of costs.

·

If Laramie drills 4 Earning Wells, completed as wells capable of producing oil and/or gas in Paying Quantities, and pays for the costs in accordance with the agreement, Laramie shall be entitled to exercise an option to acquire an undivided 50% of Dejour/Brownstone’s right, title and interest in any of the leases in which Laramie had not already earned by paying Dejour/Brownstone $25 per net mineral acre.

·

The period in which Laramie shall have the right to commence the drilling of Additional Earning Wells shall terminate 3 years following the date of the agreement, or, if the Initial Earning Well or any Additional Earning Well is completed as a well capable of production in paying quantities, then the drilling term will be extended an additional year to 4 years from the date of the agreement.

Property Description

The Properties are located in Colorado and Utah, with most of them contained within the confines of the Piceance, Uinta and Paradox Basins.  The natural gas properties consist of both conventional and unconventional reservoir development opportunities along with CBM (coalbed methane) prospects, while the “Utah Dinosaur” and “Colorado Dinosaur” projects are deeper, subthrust oil exploration projects. The leases are primarily Federal, State, and Fee mineral leases and typically have 5 to 10 year lease periods before expiration which will allow sufficient time to evaluate and, if warranted, explore and develop the leases.

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

The basins have several hydrocarbon targets. The Mesaverde formation is the primary gas target for most of the region, with the upper portion of the formation known as the Williams Fork. The Williams Fork is often 2,500 feet to 3,800 feet thick, while the lower 1,000 feet to 2,000 feet of the formation contains the primary gas targets. The gas sands are considered to be “unconventional” “tight gas” and newer fracturing technology is used. Several other gas bearing formations, including Mancos, Dakota, and Entrada sands are targets in the basin as well. Current spacing in the region is 40-acres; however, based on an improved understanding of the basins, recent studies have indicated that a 10-acre spacing in select areas may provide for higher gas recoveries.

The Overthrust Oil projects are located in Moffat County, Colorado and Uintah County, Utah. The prospects are on the flank of the Douglas County Anticline and the primary target is the Weber formation. This formation is a Pennsylvanian age sandstone, with the anticipated drilling depth of 15,000 feet.

The region contains several historic oil and gas fields, and infrastructure exists to support these operations. However, the project areas are currently within one of the most active exploration regions in North America, and significant new infrastructure capacity is currently under construction, including new pipelines and gas plants. Currently, due to insufficient processing and interstate transmission capacity in the Piceance basin, natural gas pricing has been at a discount to prevailing rates elsewhere. However, Piceance prices are expected to approach prevailing rates as additional gas plants and pipelines are completed.

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

The #1-12 well is a direct offset to a well drilled in 1979 to a depth of 15,700 feet known as the Federal #22-12 well. The #2-12 well is located 1,800 feet from the #1-12 well. Both wells were completed and awaited connection to a pipeline.

Gustavson Associates was engaged by the Company to estimate the developed net reserves at North Barcus Creek as of December 31, 2007.

Summary of Net Developed Reserves

North Barcus Creek, Colorado

As of December 31, 2007

Reserves Category	Net Natural Gas (MMCF)	Net Oil MBO

Proved Developed, Non-producing	168.6	8.1

In June 2008, Dejour entered into a Purchase and Sale Agreement with Retamco. Under the agreement, Dejour exchanged its 25% Working Interest in certain leases of approximately 3,500 acres at North Barcus Creek, the two completed wells and US$4,000,000 for an additional 64,000 net acres in Colorado and Utah. As a result of the Agreement, the company disposed of its entire interest in the North Barcus Creek project, which contained all of Dejour’s proved reserves in the United States as of December 31, 2007.

Bonanza Prospect Area

The Bonanza Prospect Area is located in Uintah County, Utah, and consists of 2,334.51 gross acres of sparsely drilled acreage within the highly prospective Mesaverde-Mancos-Dakota gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the producing trend. It is surrounded by the prolific Natural Buttes.

The area contains several prospective resource intervals. The Green River-Wasatch sandstones lie at a depth of 3,500 feet – 5,000 feet and are the primary reservoirs in the Uinta Basin. In the Bonanza Area these reservoirs are at the eastern margins of the trend. The Mesaverde lies at a depth of 6,000 feet to 8,000 feet and includes both tight sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the Bonanza Area. The Mancos interval, from 8,000 to 13,000 feet, consists predominantly of shale, with thin, tight siltstone and sandstone beds.  The Mancos represents a significant reservoir target in the Bonanza Area. In addition, operators have been evaluating the resource potential of the Mancos shale itself as it lies in close proximity to the gas-generative window making it extremely attractive for shale gas production. From 9,000 to 14,000 feet in depth, the Dakota reservoirs also represent an attractive gas target in the Bonanza Area.

Book Cliffs Prospect Area

The Book Cliffs Prospect Area in Garfield and Mesa Counties, Colorado, consists of 13,734.52 gross acres of sparsely drilled acreage within the highly prospective conventional /continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the east flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing fairway. It is located near the peak gas-generative depocenter in the Piceance Basin, and targets are tight sandstone, siltstone, shale gas, and coalbed methane reservoirs.

Cisco Prospect Area

The Cisco Prospect Area in Grand County, Utah, consists of 20,284.88 gross acres of sparsely drilled acreage within the highly prospective conventional / tight gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the Dakota-Jurassic producing trend.

Dinosaur Prospect Area

The Dinosaur Prospect Area in Moffat County, Colorado and Uintah County, Utah, consists of 69,714.93 gross acres of sparsely drilled acreage within the highly prospective Pennsylvanian Weber Sandstone oil trend. It provides an opportunity to explore for oil reserves in a North American petroleum basin. The acreage lies on the north flank of the Douglas Creek Anticline, and north of the Rangely field. Any structural and / or stratigraphic traps present in the Dinosaur Area would be optimally located to trap oil migrating from the Palaeozoic generative basin to the northwest.

The main Dinosaur prospect is a subthrust play to test the same Pennsylvanian Weber Sandstone reservoir that is the primary producer at the Rangely Field to the south. Oil is trapped in the asymmetric, hanging wall of the Rangely anticline. The Dinosaur Area’s prospective appeal is further enhanced by its proximity to the intersection of two major intersecting fault systems: the east-trending Uinta thrust system and the north-trending Douglas Creek Arch. At the intersection of fault systems rocks can be more intensely fractured. If as suggested in the literature, these faults are basement-related, they could have provided preferred lateral and vertical pathways for migrating oil and gas.

In addition to the subthrust play, there could be opportunities for undiscovered hangingwall anticlinal traps within the acreage, as has been demonstrated with the discovery of the Covenant Field on the southwestern margin of the Uinta Basin.

Anticipated drilling depth for the subthrust play is 15,000 feet.

Gibson Gulch Prospect Area

The Gibson Gulch Prospect Area in Garfield County, Colorado, consists of 3,625 gross acres of sparsely drilled acreage, within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin.

Antero
Orion-Barrett
Orion-Gary
Orion-Gary
Open Federal
6S 91W
Dejour
Oxy
Orion-Barrett
Barrett
Dejour
Orion-Gary
Orion-Gary
Orion-Barrett
Barrett
Antero
Dejour
Barrett Corp
Mapped Surface is the Top of the Rollins Formation, Below the Williams Fork
FEET

The acreage lies along the axis of the Piceance Basin depocenter, in the heart of the prolific Mesaverde producing trend. The Mesaverde, at a depth of  7,000 feet to 9,000 feet, is the primary target.  The interval includes both sandstone and coalbed methane reservoirs. Coal bed thickness ranges from 30 feet to 80 feet over the leased area.  Ash content for the Uinta-Piceance Basin is generally low (7 – 12%). Because of the high gas content, thick coal beds, and location within the peak gas-generative window, coal bed methane is an attractive target in the Gibson Gulch Area.

Green River Prospect Area

The Green River Prospect Area in Grand County, Utah, consists of 16,106.07 gross acres of sparsely drilled acreage in the transitional area between the Uinta-Piceance Basin and the Paradox Basin.

Gunnison Prospect Area

The Gunnison Prospect Area located in Delta County, Colorado, consists of 6,094.47 gross acres of sparsely drilled acreage within the Delta Co. coal district in the Uinta-Piceance Basin. The acreage lies along the southern margins of the Piceance Basin. This under-developed area is prospective for coalbed methane gas.

Meeker Prospect Area

The Meeker Prospect Area located in Moffat and Rio Blanco Counties, Colorado, consists of 474.14 gross acres of sparsely drilled acreage along the north-eastern margin of the Piceance Basin. The acreage is on trend with established oil producing fields.

Pinyon Ridge Prospect Area

The Pinyon Ridge Prospect Area in Moffat and Rio Blanco Counties, Colorado, consists of 20,627.16 gross acres of sparsely drilled acreage along the highly prospective basin-centered gas resource trend in the Uinta-Piceance Basin. The acreage lies along the axis of the Piceance Basin at the northern margins of the Mesaverde-Mancos producing trend. Over seventy-five percent of the acreage, the objective reservoirs are Mesaverde and Mancos. However, the primary target in the westernmost lease block is the Pennsylvanian Weber Sandstone.

The Mesaverde interval at a depth from 1,000 to 7,000 feet includes both tight sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the Pinyon Ridge Area. Nine coalbed methane wells have been drilled in the Pinyon Ridge Area since 1993. Coal bed thickness ranges from 30 to 80 feet over the leased area.  Ash content for the Uinta-Piceance Basin is generally low (7 – 12%). Because of the high gas content, thick coalbeds, and location within the gas-generative window, coalbed methane remains an attractive target in the Pinyon Ridge Area.

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

Pennsylvanian Weber Sandstone at a depth of 3,000 to 12,000 feet are potential combination structural / stratigraphic traps associated with eolian dune sandstones deposited in a coastal environment. These sandstone bodies are thick and locally continuous and are oil productive at the Elk Springs, Rangely, and Ashley Valley fields.

Plateau Prospect Area

The Plateau Prospect Area in Mesa County, Colorado, consists of 414.23 gross acres of sparsely drilled acreage within the highly prospective continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the south flank of the Piceance Basin depocenter and targets include basin-centered gas, and coalbed methane reservoirs.

Rangely Prospect Area

The Rangely Prospect Area in Rangely County, Colorado, consists of 25,521.46 gross acres of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the east flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing trend.

4N 104W
4N 103W
Dejour
4N 102W
Dejour
Mapped Surface is the Top of the Cretaceous Dakota Formation
Dejour
Acreage Farmed out to Laramie
JW
3N 104W
3N 103W
3N 102W
Acreage Farmed out to Laramie
Lower Cetaceous Dakota Tests
Minor Mancos Shale Oil Production
Northern Edge of Jurrasic Weber Oil Production
2N 104W

The Mancos interval, which lies at a depth of 1,000 to 4,000 feet, consists predominantly of shale with thin, tight siltstone and sandstone beds. The Mancos B represents a significant reservoir target in the Rangely Area. At a depth of 2,000 to 6,000 feet, the Dakota reservoirs also represent an attractive gas target.

In November 2008, the Company and Brownstone entered an agreement with Laramie on 22,000 gross acres (15,700 net to Dejour) on acreage within the Rangely prospect. Under the terms of the Agreement, Laramie will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years. Drilling by Laramie is anticipated to begin in the 3rd quarter of 2009.

Rio Blanco Deep Prospect Area

The Rio Blanco Prospect Area in Rio Blanco County, Colorado, consists of 5,009.77 gross acres of sparsely drilled acreage within the highly prospective tight gas and continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the east flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing trend. The Rio Blanco Area is located near the axis of the peak gas-generative depocenter in the Piceance Basin and targets include tight gas and basin–centered gas reservoirs.

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

Roan Creek Prospect Area (formerly Grand Valley West)

The Roan Creek Prospect Area in Garfield County, Colorado consists of 5,180.20 gross acres of previously sparsely drilled acreage within the highly prospective continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies near the axis of the Piceance Basin in the heart of the prolific Mesaverde-Mancos-Dakota producing trend.

The prospective reservoirs on the prospect are the Mesaverde, Mancos, and Dakota.

The Mesaverde interval at a depth of 5,000 to 8,500 feet includes both sandstone and coalbed methane reservoirs. These are the primary producing reservoirs in the West Grand Valley Area. Coal bed thickness ranges from 30 to 80 feet over the leased area.  Ash content for the Uinta-Piceance Basin is generally low, and because of the high gas content, thick coal beds, and location near the peak gas-generative window, coal bed methane is an attractive target in the West Grand Valley Area. The Mancos interval at 6,000 to 8,000 feet consists predominantly of shale, with thin, tight siltstone and sandstone beds. In the West Grand Valley Area the Mancos lies near the peak gas-generative window making it extremely attractive for shale gas production. Recently, operators have been evaluating the resource potential of the Mancos shale itself. The Dakota reservoirs at 9,000 to 11,000 foot depth represent an attractive target in the West Grand Valley Area. These reservoirs are located at the eastern margins of the Dakota producing fairway on the eastern flank of the Douglas Creek Arch.

Activity in the area from other operators has been vigorous, with recent drilling conducted by unrelated third parties on neighboring leases. Dejour and its joint-venture partners have applied for seven drill pad applications on the property in order to have it drill ready beginning in the fourth quarter of 2009.

San Juan Prospect Area

The San Juan Prospect Area consists of 677.59 gross acres located in Uintah County and San Juan County, Utah.

Sand Wash Prospect Area

The Sand Wash Prospect Area in Moffat County, Colorado consists of 517.77 gross acres of sparsely drilled acreage within the Sand Wash Basin. This area is considered prospective for coalbed methane.

Seep Ridge Prospect Area

The Seep Ridge Prospect Area in Uintah County, Utah consists of 1,443.38 gross acres of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the Mesaverde-Mancos-Dakota producing trend in the Uinta Basin.

#

Tri-County Prospect Area

The Tri-County Prospect Area, which includes Bitter Creek, Displacement Point, and Tri-County South Prospect Areas in Uintah County, Utah, consists of 38,062.92 gross acres of sparsely drilled acreage within the highly prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin. The acreage lies on the west flank of the Douglas Creek Anticline along the Mesaverde-Dakota-Entrada producing trend. It is surrounded by the existing Main Canyon, Fence Canyon, San Arroyo, South Canyon, and Baxter Pass fields. Several regional faults have been mapped on the acreage, and linear trends observed on surface maps may be associated with faults and/or fracture patterns. Faults and fractures have been associated with enhanced production from tight sandstone reservoirs in the Uinta-Piceance Basin. Drilling is in progress in areas surrounding the acreage.

The prospective reservoirs in the prospect area include the Mesaverde, Mancos, Dakota, and Jurassic Triassic (Morrison, Entrada, Curtis, and Wingate).

The Mesaverde interval from 1,300 to 4,200 feet includes both tight sandstone and coalbed methane reservoirs. Sporadic production from tight sandstone reservoirs has been recorded to the north and west of the Tri-County acreage. Development of the coalbed methane potential in adjacent Baxter Pass Field, Colorado, has been initiated by another, unrelated operator.  Coal bed thickness ranges from 10 to 25 feet over the leased area, and ash content for the Uinta-Piceance Basin is generally low.

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

Waddle Creek Prospect Area

The Waddle Creek Prospect Area in Routt and Moffat County, Colorado, consists of 887.83 gross acres of sparsely drilled acreage in the Sand Wash Basin.  Basal Mancos (Niobrara) is the target reservoir in the area.

Current and Anticipated Exploration

Dejour is not planning to fund any exploration expenditures on its Colorado/Utah properties in fiscal 2009.  The Company’s joint-venture partner at Rangely, Laramie Energy, is expected to drill the first well under the agreement during the third quarter of 2009. Laramie can earn up to 55% of the acreage under the agreement from Dejour and Brownstone by funding and completing at least four commercially productive wells. Dejour is seeking industry and non-industry participants for additional joint-venture opportunities on its existing acreage.

2. Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect (the “Tinsley Prospect”). The Company acquired a 35% interest in the project located in Yazoo County, Mississippi. Originally, the project consisted of 5,100 acres gross (4,613 net acres). However, in the 1st quarter of 2007, the Company reached an agreement with the operator such that the Company transferred its interest in the Merit Partners #1 wellbore, along with certain shallow rights in roughly 616 net acres of oil and gas leases. In exchange, Dejour received 100% ownership in roughly 1,736 net acres of oil and gas leases containing the rights below the base of the Hosston formation. The Company is not obligated to pay any share of plugging and abandonment costs for the Merit Partners #1 wellbore.

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

The Company subsequently concluded an agreement with a private Mississippi based company with Dejour contributing its land interest and technical information from the Tinsley Prospect to a new joint venture. The Mississippi based corporation has commenced to acquire additional land, identified new joint venture partners as well as an operator. As of March 31, 2008, Dejour holds a 35% working interest in 8,349 gross and 7,057 net acres. The Mississippi based corporation is seeking an operator for the project with the objective of drilling additional wells.

3. Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”). The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres. The operator commenced drilling operations on a test well in November 2005.

The Company paid acquisition costs representing the Company’s 10% interest which included payment for leasehold interests, brokerage and prospect development. In the initial well the Company will pay 13.3% of the drilling and/or abandonment costs and 10% of completion costs estimated to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)]. The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

In September 2006, the Company was advised by the operator of the Lavaca Prospect that the Purvis #1 well is not economic and commenced operations to plug and abandon the well.  As a result, the Company recorded an impairment provision of $220,148 in 2006.

Canadian Oil and Gas Properties

The Company’s wholly-owned subsidiary, Dejour Energy (Alberta) Ltd., currently has interests in oil and gas properties in the Peace River Arch located in northeastern British Columbia and northwestern Alberta.

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

During the 1st quarter of 2007, Dejour Alberta concluded business agreements on four additional prospects resulting with the drilling of four wells.  As of December 31, 2007, DEAL acquired an average 46% interest in approximately 33,570 acres and held the right of first refusal on an additional approximately 5,760 gross acres in the Peace River Arch.

During fiscal 2008, the Company acquired 6,352 gross and net acres of lands in the Montney natural gas area in Northeastern British Columbia.  The acreage is adjacent to existing pipeline infrastructure, and was acquired via government oil and gas auction. As at December 31, 2008, DEAL had an average interest of 54% in approximately 39,283 gross acres in the Peace River Arch.

Subsequent to the year-end, the Company disposed of several of its interests in its Canadian oil and gas properties in exchange for cash proceeds and forgiveness of debt, as described below.

Since commencing exploration on its Peace River Arch properties, the Company has drilled or participated in drilling 16 wells on 9 different project areas. 7 wells (5 gas, 1 oil and 1 gas and oil) have commenced production. Tie-in of 2 additional wells has been suspended due to low commodity prices.

The Canadian oil and gas property interests of the Company are described below:

Drake/Woodrush

In 2007, the Company purchased 2,108 acres of land in the Drake area of northeast British Columbia. In the second quarter of 2007, the Company drilled two gas wells, which were tied in and producing.

Working interest in lands earned last winter has been increased from 60% to 92% on 700 of the 1,400 acres earned. Interest in the remaining 700 acres remains at 100% before payout and 60% after payout. Final locations for the 2007/8 winter drilling were chosen based on interpretation of 3D seismic data purchased over all the Company’s working interest land in the area.

The Company drilled four wells during the 2007/2008 winter season. Two of the wells were drilled on lands earned previously. The other two wells were drilled to evaluate the deeper Halfway formation as well as the proven Notikewin sands on land purchased at crown sale in which the Company has a 100% WI.  The deeper wells encountered significant quantities of sour gas and oil, which required the purchase and installation of additional equipment, facilities, and pipeline. These four wells were drilled and completed for production in Q1 2008. The six producing wells on the project are currently producing at a combined rate of approximately 2,000 mcf/day and 375 bopd.

The Company has budgeted approximately $1,500,000 for drilling and development at Drake/Woodrush in fiscal 2009. British Columbia has granted producers in the Northeastern portion of the Province a royalty-free production holiday, and the Company intends to focus its current work on the Woodrush oil pool to take advantage of the lowered royalty rates and the higher oil commodity prices. Scheduled work includes high resolution 3D seismic, and drilling of new wells during the fourth quarter. The capacity of the infrastructure placed on the project has been designed for additional development.

Subsequent to the 2008 year-end, the Company announced it had sold a 10% interest in Woodrush/Drake to an unrelated third party for approximately $3,000,000 cash. Funds from the sale of the interest will be used to reduce the Company’s outstanding bank line of credit.

Saddle Hills

In the Saddle Hills area of Alberta, the Company participated in drilling a well in the first quarter of 2007 on a five section block of land at 30% working interest to earn 30% subject to 10% non-convertible royalty. The first well tested over 1.5 MMcf/d in total from two zones. The operator drilled one additional location on the property in Q1 2008 which has also been completed and tested gas. The operator has not tied in either of the two wells for production. DEAL completed a seismic program on behalf of the joint venture to aid in future development plans. Last winters gas well tested over 1.5 mmcf/day total from two zones.

Manning

In the Manning area of British Columbia, the Company participated at 40% working interest in a farm-in on seven sections of land. A test well commenced drilling in December 2007 and was completed in early 2008, and tested at rates of over 1.5 MMcf/d with water. This operator has not tied in the well for production, but it has earned the Company an interest in all seven sections subject to non-convertible royalty.

Carson Creek

At Carson Creek, Alberta, land was purchased privately by DEAL and a test well commenced drilling in late 2007. The well was completed in early 2008 and tested at approximately 3.0 MMcf/d with 100 bbls natural gas liquids per MMcf gas. The well was placed into production in Q4 2008 at rates of 700 Mcf/d and 200 bbls/d.

Subsequent to the year-end, in June 2009 the Company completed the sale of its 100% working interest in Carson Creek to an unrelated third party for $2,100,000.

Buick Creek (Montney)

In 2008, DEAL acquired 6,352 acres net and gross in the emerging Montney natural gas resource play in Northeastern British Columbia. The acreage was acquired at a Provincial Government drilling right auction. These lands are adjacent to necessary pipeline infrastructure. In early 2009, the Company also acquired an existing wellbore which the Company intends to use for re-entry and testing of the play.

Future Plans

The Company intends to focus its efforts during 2009 on Drake/Woodrush, with particular attention to drilling additional wells into the Woodrush oil pool. The Company has budgeted $1,500,000 for work at Drake/Woodrush.

In June 2009, the Company announced the sale of a 10% interest in Drake/Woodrush and its 100% interest in Carson Creek. Additionally, the Company announced the sale of additional minority property interests for a further $2,100,000, as well as the settlement of $900,000 of debt owed to Hodgkinson Equities Corporation, a related party, through the granting of minority property interests.

#

Oil and Gas Expenditures

The continuity of expenditures on Dejour’s oil & gas properties is as follows:

	Balance Dec. 31, 2006	Acquisition Costs	Exploration & Development	Write-down	Balance Dec. 31, 2007	Acquisition Costs	Exploration & Development	Corporate Costs & Capitalized Interests	Write-down	Balance Dec. 31, 2008

US Oil and Gas Properties:
Colorado/Utah Projects	$25,182,532	$ 285,176	$ 1,940,653	$ -	$27,408,361	$3,807,764	$ 139,541	$ -	$ (2,029,942)	$29,325,724
Lavaca Prospect	-	381	-	-	381	-	-	-	-	381
Tinsley Prospect	1	37,023	-	-	37,024	130,268	-	-	-	167,292
Turtle Bayou, Louisiana	1	-	-	-	1	-	-	-	-	1
	25,182,534	322,580	1,940,653	$ -	27,445,767	3,938,032	139,541	-	(2,029,942)	29,493,398

Canadian Oil and Gas Properties
Carson Creek	-	-	535,504	-	535,504	625	1,243,900	-	-	1,780,029
Drake	-	731,265	1,753,901	-	2,464,279	9,012	6,060,338	-	-	8,533,629
Montney	-	-	-	-	-	907,732	2,000	69,316	-	979,048
Saddle Hills	-	9,724	501,528	-	511,252	-	452,359	-	-	963,611
Woodrush	-	-	20,887	-	20,887	-	10,458,992	-	-	10,479,879
Others	1	905,068	3,509,785	(678,044)	3,736,810	17,428	4,234,361	-	-	7,988,599
Asset retirement obligations	-	-	-		-	-	-	404,311	-	404,311
Property depletion	-	-	-		-	-	-	(3,635,777)	-	(3,635,777)
	1	1,646,057	6,300,718	(678,044)	7,268,732	934,797	22,451,950	(3,162,150)	-	27,493,329

	$25,182,535	$1,968,637	$8,241,371	$(678,044)	$34,714,499	$ 4,872,829	$ 22,591,491	$ (3,162,150)	$ (2,029,942)	$ 56,986,727

Production and Reserves

As of December 31, 2008, the Company had 6 gross (4.84 net) producing oil or natural gas wells.

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	2	2	3	2.84
Shut-In	0	0	3	1.65
TOTAL	2	2	6	4.49

An additional 2 gross and net wells were classified as “suspended” as of December 31, 2008.

The Company’s wells at the end of fiscal 2007 ended December 31, 2007 were as follows:

	Oil		Natural Gas
	Gross	Net	Gross	Net

Producing	0	0	0	0
Shut-In	0	0	7	4.5
TOTAL	0	0	7	4.5

During the fiscal year ended December 31, 2008, the Company drilled the following wells:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Oil	0	0	2	2
Natural Gas	3	1.65	3	2.84
Dry Wells	1	0.70	0	0
Service Wells	0	0	0	0
Suspended	2	2	0	0

Total Wells	6	4.35	5	4.84

The following is the Company’s total net oil and gas production for the fiscal year ended December 31, 2008. The Company had no oil or natural gas production during fiscal 2007 or 2006.

Year Ended Dec 31, 2008	Natural Gas Oil Natural Gas Liquids	509,034 Mcf 8,058 bbls 764 bbls

The following table includes the average prices the Company received for its production for the fiscal year ended December 31, 2008.

Fiscal Year ended Dec. 31, 2008

Oil	$ 55.21/bbl
Natural Gas	$ 9.48/mcf
Natural Gas Liquids	$ 110.90/bbl

The following is the Company’s oil and gas reserve estimates as of December 31, 2008 and December 31, 2007. All of the Company’s reserves as of December 31, 2008 are from an independent resource calculation prepared by GLJ Petroleum Consultants and are located at the Drake/Woodrush Project in Alberta and British Columbia, Canada. The Company’s reserves in the United States as of December 31, 2007 were located at the North Barcus Creek Project in Colorado from an independent resource calculations prepared by Gustavson Associates, but were disposed of as of December 31, 2008. The estimates are based on constant prices and costs.

#

Dejour’s Reserves as of December 31, 2008
Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	149
Natural Gas (Mmcf)	1,753
Natural Gas Liquids (Mbbl)	11

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	0
Natural Gas (Mmcf)	334
Natural Gas Liquids (Mbbl)	5

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	130
Natural Gas (MMcf)	54
Natural Gas Liquids (Mbbl)	0

Total Proved Reserves
Light and Medium Oil (Mbbl)	279
Natural Gas (MMcf)	2,140
Natural Gas Liquids (Mbbl)	16

Dejour’s Reserves as of December 31, 2007
Net
Proved Developed Producing Reserves
Light and Medium Oil (Mbbl)	Nil
Natural Gas (Mmcf)	Nil
Natural Gas Liquids (Mbbl)	Nil

Proved Developed Non-producing Reserves
Light and Medium Oil (Mbbl)	8.1
Natural Gas (Mmcf)	409.6
Natural Gas Liquids (Mbbl)	5.0

Proved Undeveloped Reserves
Light and Medium Oil (Mbbl)	Nil
Natural Gas (MMcf)	1.584.0
Natural Gas Liquids (Mbbl)	Nil

Total Proved Reserves
Light and Medium Oil (Mbbl)	8.1
Natural Gas (MMcf)	1,993.6
Natural Gas Liquids (Mbbl)	5.0

The Company’s landholdings as of December 31, 2008 were as follows:

	Undeveloped		Developed		Total
	Gross	Net	Gross	Net	Gross	Net

Colorado/Utah, US	272,777	128,000	Nil	Nil	272,777	128,000
Tinsley, US	7,057	2,470	Nil	Nil	7,057	2,470

Canada	28,730	14,748	10,553	6,465	39,283	21,213

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

On October 26, 2006, Dejour announced that it would sell all of its uranium property interests to Titan Uranium Incorporated, an unrelated public company that trades on the TSX Venture Exchange under the symbol “TUE”. The terms of this acquisition, which closed in December 2006, were:

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

Between January and April 2009, the Company disposed of all of its holdings in Titan Uranium for proceeds of $2,276,319. Dejour retains its working interest and NSR in the properties originally sold to Titan. However, the Company no longer maintains the right of first refusal on future financings, is no longer required to provide geologists to Titan, and its representatives have since resigned from the Titan Board of Directors.

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

Recent Exploration Activities

As discussed above, Dejour sold all of its uranium property interests to Titan Uranium in a sales transaction that began in October 2006 and culminated on February 2, 2007. Currently, Dejour retains a carried 10% working interest and a 1% NSR on all the properties.

During 2007, Titan conducted exploration on several of the uranium projects, including surveying and drilling. 11,000 meters of drilling was completed in 2007, and an additional 9,000 meters of drilling was completed in 2008. In 2009, Titan has planned a further 9,000 meters of drilling. Titan has also signed several joint-ventures on certain of its properties, including a joint-venture on the Virgin Trend property with Japan Oil, Gas and Metals National Corporation.

Item 4a. Unresolved Staff Comments

Not Applicable

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2008, 12/31/2007, and 12/31/2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During Fiscal 2006, Dejour received $19,189,006 in proceeds, net of financing costs, through the issuance of common shares.

During Fiscal 2007, received $14,705,331 in proceeds, net of financing costs, through the issuance of common shares.

During Fiscal 2008, received $2,335,085 in proceeds, net of financing costs, through the issuance of common shares.

Dejour was involved in a reactivation process during Fiscal 2004 as described in ITEM 4. INFORMATION ON THE COMPANY. During Fiscal 2005, Dejour obtained interests in mineral properties located in the both Athabasca Basin of Canada and in the United States as described earlier in this document in ITEM 4.D. Property, Plant and Equipment. During Fiscal 2006, Dejour sold its interests in the uranium properties located in the Athabasca Basin to Titan Uranium in exchange for a 10% carried working interest in the properties, a 1% NSR, and 17,500,000 common shares and 3,000,000 warrants of Titan. During 2007 and 2008, Dejour actively explored its oil and gas property interests. In 2008, the Company acquired an additional 64,000 net acres in Colorado and Utah in exchange for its 25% interest in 2 wells at North Barcus Creek, roughly 3,682 net acres in Colorado, and US$4,000,000. Subsequent to the year ended December 31, 2008, the Company sold all of its common shareholding in Titan Uranium for proceeds of $2,276,319. For specific disclosure see ITEM 4.D. Property, Plant and Equipment.

Results of Operations

Fiscal 2008 ended 12/31/2008 vs. Fiscal 2007 ended 12/31/2007

The Company’s net loss for the year ended December 31, 2008 was ($20,890,753), or ($0.29) per share, compared to a net loss for the year ended December 31, 2007 of ($26,810,673), or ($0.40) per share.

During fiscal 2008, the Company received its initial revenue from Oil and Gas operations of $5,765,555. $5,751,672 of the revenue was derived from the Company’s interest in oil and gas wells in the Peace River Arch area of Alberta and British Columbia. The increase in Amortization, Depletion and Accretion of $3,656,980 from $33,959 in the prior year to $3,690,939 in the current year and Operating and Transportation in fiscal 2008 of $3,121,955 from $Nil in fiscal 2007 was due to the initiation of oil and gas production during 2008.

The largest components of the net loss were the Impairment of Investment in Titan Uranium common shares, which the Company received in fiscal 2006 in exchange for its uranium property interests. The Company uses the equity method of accounting for its investment in Titan, and wrote down the value of the shares in fiscal 2008 to the fair value by ($12,990,343) to $2,721,875 and by ($21,581,177) in fiscal 2007. The Company also recorded an Impairment of Oil and Gas Properties in fiscal 2008 of ($2,029,942) which was related to the expiration of certain leases in the Company’s Colorado/Utah projects.

General and Administrative expenses in fiscal 2008 decreased slightly to $4,214,783 from fiscal 2007’s $4,340,021. Major changes in General and Administrative components were a decrease of $381,000 in fees for Management and Consultants due to the change of status of several consultants to employees and the termination of a consulting agreement with a senior executive of the Company; a decrease of $243,000 in Investor Relations as the Company mailed out a large number of newsletters in fiscal 2007; a decrease of Travel and Accommodation of $53,000 and a decrease of $251,000 in Office and General Expenses, as management worked to reduce certain expenses. Professional, Regulatory, and Filing Fees rose $126,000 due to higher levels of business activities; Rent increased $123,000 and Salaries and Benefits increased $554,000 due to the setup of the Denver office and expansion of the Calgary office, and additional employees in fiscal 2008.

Interest Expense and Finance Fee rose to $481,252 from $293,536 due to amounts borrowed against the Bank Line of Credit established in August 2008. Stock-based Compensation rose to $2,719,957 from $2,461,400, with the increase mainly due to the vesting of stock options previously granted. Interest and Other Income decreased to $236,838 from $806,147 due to lower cash balances in fiscal 2008. Foreign Exchange loss was $675,599 from $141,670 in fiscal 2007 due to unfavorable changes in the Canadian/US Dollar exchange rate and its negative impact on the loan from a joint-venture partner which is denominated in US Dollars. During fiscal 2008, the Company recorded Equity Income from Titan of $3,636,710 compared to an Equity Loss of ($2,351,810) in fiscal 2007. Future Income Tax Expense in fiscal 2008 was ($596,240) compared to a recovery of $4,220,774 in fiscal 2007. The expense in the current year was due to the accounting net book value of oil and gas properties being in excess of value of the tax pools.

During fiscal 2008, the Company renounced $1,820,000 of Canadian Exploration Expenditures (“CEEs”) to flow-through common share investors compared to $7,950,000 renounced in fiscal 2007.

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

Interest income of $806,147 in 2007 was higher than the $673,559 recorded in 2006, due to higher cash balances through the year. The Company also had a Gain on disposition of marketable securities in 2007 of $44,023 which was from the sale of 158,836 Brownstone Ventures shares which were received as a finder’s fee in 2006.

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

Liquidity and Capital Resources

As of December 31, 2008, Dejour had a negative working capital balance of ($12,712,251). Subsequent to the year-end, the Company sold all of its share position in Titan Uranium for proceeds of $2,276,319. Dejour intends to use the proceeds from the sale for drilling and completion on its Woodrush and Drake properties in Canada. Management anticipates continued revenues from oil and gas sales from its Canadian properties, but the cash flow is unlikely to provide for all of the Company’s capital requirements. Therefore, management has been negotiating the sale of certain oil and gas assets, including 100% interests in certain of its non-core Canadian properties and a portion of its Drake/Woodbridge acreage.

In June 2009, the Company announced that it had completed the sale of certain Canadian oil and gas assets, which included the Company’s 100% interest in the Carson Creek property in Alberta and 10% of the Company’s interest in the Drake/Woodrush project, to unrelated third parties. Proceeds from the sale of the interests was $3,000,000 in cash and $900,000 in escrow. The Company also announced it has letters of intent to sell additional minority property interests for a further $2,100,000, which, if completed, would increase the proceeds from the sale of Canadian property interests to $6,000,000.

The Company has also negotiated several agreements to reduce its outstanding debt. Under the first agreement, the Company and Brownstone Ventures have agreed to allow Dejour to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement:

·

US$2,000,000 of current debt will be converted into Dejour equity units. Dejour will issue Brownstone 6,666,667 common shares at a deemed price of $0.33 per share plus 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

US$1,780,000 of current debt will be converted into a Canadian dollar denominated 12% note due June 30, 2010. Dejour will also issue Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years. The Company will be able to force the exercise of the warrants if Dejour’s common shares trade at a price of C$0.80 or greater for 30 consecutive calendar days.

Under the second agreement, Dejour’s Independent members of the Board of Directors have negotiated an agreement between the Company and related party Hodgkinson Equities Corporation (“HEC”), a private company controlled by Robert Hodgkinson, Dejour’s Chairman and CEO, in regards to Dejour’s outstanding debt to HEC. Under the agreement:

·

$450,000 of current debt will be converted into a 12% note due January 1, 2010. The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.

·

$450,000 of current debt will be converted into Dejour equity units. The Company will issue to HEC 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

$900,000 of current debt will be converted into minority property interests in certain of Dejour’s Canadian oil and gas leases. The deemed price for the conversions will be equal to the prices obtained by the Company through the sale of the same interests for cash to unrelated third parties.

The debt agreements are subject to the approval of the TSX and regulatory compliance.

Additional property interests may be sold to provide additional capital. The Company may also enter into additional joint-venture agreements which would allow exploration on a portion of the companies properties funded by third-parties.

Fiscal 2008 Ended 12/31/2008

As at 12/31/2008, the Company had a working capital deficit of ($12,712,251) compared to working capital of $11,335,982 at 12/31/2007. Cash as of 12/31/2008 was $406,775, and Accounts Receivable was $782,856. The majority of the Accounts Receivable was for oil and gas sales which were received subsequent to the year-end. Current Liabilities include Bank Line of Credit of $5,500,000 which was obtained in August 2008; Loan from Joint-Venture Partner of $4,604,040 (US$4,000,000), the proceeds from which were used for the acquisition of additional Colorado/Utah acreage from Retamco; Loan from a Related Party from a company controlled by the CEO of Dejour totaling $600,000; and Accounts Payable and Accrued Liabilities of $3,741,770, which increased from $2,664,135 as of 12/31/2007 due to higher costs related to the initial oil and gas production. During fiscal 2008, the Company issued 884,242 shares of common stock under the conversion features of the Convertible Debentures. As of 12/31/2008, there were no Convertible Debentures outstanding.

During the year ended 12/31/2008, Dejour issued 3,523,553 common shares. The Company issued 1,681,048 common shares pursuant to the exercise of stock options for cash proceeds of $887,621; issued 958,263 common shares pursuant to the exercise of warrants for cash proceeds of $1,447,464; and issued 884,242 common shares pursuant to the conversion of the Convertible Debentures which included principal of$1,069,635 and capitalized interest of $144,862. These issuances are disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

Cash used for Operating Activities during the fiscal year ended 12/31/2008 was ($293,427) including the net loss for the year of ($20,890,753). The adjustments in the category of items not affecting cash for the fiscal year included Impairment of Investment in Titan Uranium of $12,990,343, Equity Income from Titan of ($3,636,710), Impairment of Oil and Gas Properties of $2,029,942, Amortization, Depletion and Accretion of $3,690,939, Non-cash Stock based Compensation Expenses was $2,719,957, Capitalized Interest on Convertible Debentures of $143,758, Unrealized Foreign Exchange Loss of $749,575, Future Income Taxes Expenses of $596,240, and Loss on Disposal of Investment of $8,846. Change in Non-cash Working Capital Balances was $1,304,436.

Cash Used for Investing Activities during the year ended 12/31/2008 totaled ($27,101,003). Resource Property Expenditures used cash of ($27,591,251) and Purchase of Equipment used cash of ($67,049). Proceeds from the Sale of Marketable Securities provided cash of $27,403, and Proceeds from the Sale of Titan Common Shares was $529,894. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2008, Ended 12/31/2008 vs. Fiscal 2007, Ended 12/31/2007.)

Cash Provided by Financing Activities during Fiscal 2008 was $14,289,550. Shares issued for cash provided cash of $2,335,085. Bank Line of Credit provided cash of $5,500,000, and Loans from Joint-Venture Partner and Related Party provided cash of $6,404,465.

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

Cash Used for Investing Activities during the year ended 12/31/2007 totaled ($7,838,377). Resource Property Expenditures used cash of ($8,137,694) and Purchase of Equipment used cash of ($15,293). Proceeds from the Sale of Marketable Securities provided cash of $308,644, and Proceeds from the Sale of Titan Common Shares were $5,966. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2007, Ended 12/31/2007 vs. Fiscal 2006, Ended 12/31/2006.)

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

Cash Used for Investing Activities during the year ended 12/31/2006 totaled ($12,146,784) which consisted of expenditures on Dejour’s mineral properties; the purchase of furniture and equipment; and expenditures related to the acquisition of Titan shares. These activities are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2006, Ended 12/31/2006 vs. Fiscal 2005, Ended 12/31/2005.)

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

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by CICA relating to financial instruments. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. These new standards substantially harmonize Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss. During the year, other comprehensive income recognized is $107,768 (2007 loss – $5,400).  For the year ended December 31, 2006, comprehensive loss equals the loss for the year under US GAAP.

(f)

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

(g)

Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161, effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

For the reconciliation to U.S. GAAP, see Note 22 to the Audited Financial Statements for the Year Ended December 31, 2008.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

The following table lists as of December 31, 2008 information with respect to the Company’s contractual obligations.

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Debt Obligations (1)	$7,154,040	$5,204,040	$1,950,000	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations (2)	$135,373	$101,053	$34,320	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under Canadian GAAP	Nil	Nil	Nil	Nil	Nil
Total	$7,289,413	$5,305,093	$1,984,320	Nil	Nil

(1)

Debt Obligations consist of

a)

Promissory Note issued to Brownstone Ventures. The Principal and Interest are repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009. As of December 31, 2008, the balance of $4,604,040 (US$3,780,000) remained outstanding.

b)

Promissory Note issued to a private company controlled by Dejour’s CEO, Robert Hodgkinson. The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  In August 2008, the private company controlled by Dejour’s CEO signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at December 31, 2008, $1,950,000 had been advanced on the promissory note.

c)

Loan of $600,000 from a private company controlled by Dejour’s CEO, Robert Hodgkinson.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.  As at December 31, 2008, $600,000 remained outstanding.

(2)

Operating Lease Obligations represent the office lease for the Company’s head office that expires on May 1, 2010.

Critical Accounting Policies

Please refer to Notes to the audited financial statements.

#

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/1/2009

Name	Position	Age	Date of First Election Or Appointment

Robert L. Hodgkinson	CEO, Chairman and Director	59	May 18, 2004 (Director) and July 14, 2004 (Chairman and CEO)

Harrison F. Blacker	Director and President of Dejour Energy (USA)	58	April 2, 2008

Charles W.E Dove (1)	Director and President of Dejour Energy (Alberta) Ltd.	53	August 17, 2007 (Director) and April 3, 2006 (President of Dejour Energy (Alberta) Ltd.)

Mathew H. Wong	Corporate Secretary and Chief Financial Officer	33	July 14, 2004

Craig Sturrock (2)	Director	65	August 22, 2005

Robert Holmes (2)	Director	65	October 17, 2008

Richard Patricio (2)	Director	35	October 17, 2008

 (1)

In order to meet the NYSE Amex and National Instrument 58-201 Corporate Governance Rules regarding Independent Board Members, Mr. Dove resigned as a Director effective June 21, 2009. He remains President of Dejour Energy (Alberta) Ltd.

(2)  Member of Audit Committee

______________________________________________________________________________

Robert L. Hodgkinson has been a Director of Dejour since May 18, 2004 and the Chairman since July 14, 2004. He is the President of a private company called Hodgkinson Equities Corporation, which he established in 1988. His company provides consulting services to emerging businesses in the petroleum resource industry. These consulting services consist of assistance in the areas of administration and capital formation. In 1989 he founded an oil/gas exploration company called Optima Petroleum Corp. This company was engaged in exploration, development and production of oil and gas. It grew to participation in over 120 wells with revenues in the range of U.S. $100 million. The company is now based in LaFayette, Louisiana and is called Petroquest Energy. Mr. Hodgkinson is also a Director of Royce Resources (formerly known as AADCO Automotive) an unrelated company traded on the TSX Venture Exchange that used to be involved in recycling used automobile parts. He is also the Chief Executive Officer of an unrelated closely held corporation called Ocean Biosource Inc., a manufacturer of powdered specialty fish proteins with operation based in Ensenada, Mexico. Mr. Hodgkinson also served as Director of Titan Uranium Inc. as a Dejour representative on Titan’s Board until his resignation in April 2009 due to Dejour’s sale of the majority of its shareholdings in Titan.

Harrison Blacker has been a Director and President of Dejour Energy (USA) since April 2, 2008. He has over 30 years of expertise managing oil and gas operations with major corporations in the United States, South America, China and the Middle East. Prior to joining Dejour, Mr. Blacker was CEO of China Oman Energy Company, a joint venture between Oman Oil Company, IPIC and China Gas Holdings, importing and distributing LNG and LPG from the Middle East into China. Mr. Blacker held positions as VP of Business Development and Senior Investor Advisor with Oman Oil Company and Portfolio Manager, Latin American Business Unit and General Manager/President of Venezuela Energy with Atlantic Richfield Corporation (ARCO). Mr. Blacker began his career with Amoco Production Company working in offshore construction and field operations in the Gulf of Mexico. He graduated with a Master of Science in Mechanical Engineering from the University of Florida in 1976. He previously served as Director of China Gas Holdings Ltd. from 2005 to 2007, and as a Director of Compania Logistica de Hidrocarburos from 2003 to 2006.

Charles W.E. Dove: Mr. Dove holds a Bachelor of Science degree from the University of Victoria, and is a designated Professional Geophysicist with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta. He has memberships in the Canadian Society of Exploration Geophysicists and the Society of Exploration Geophysicists. He has been President of Dejour Energy (Alberta) Ltd. since April 2006, and from June 2002 to April 2006 was President of Dove & Kay Exploration Ltd., a geophysical consulting and project management company. In his professional history, he held positions with CDEC Oil and Gas Ltd., Diamond Shamrock Exploration Ltd., Quintana Exploration Ltd., and Rustum Petroleum Ltd., where he discovered and developed oil and gas reserves in Western Canada. In 1989, Mr. Dove formed his own consulting firm working with several large oil and gas firms in Canada, and was a co-founder and major shareholder of Innovative Energy Ltd., which was sold to Dennison Mines in 2001.

Mathew H. Wong has been Corporate Secretary and Chief Financial Officer of Dejour since July 14, 2004. Mr. Wong holds the designations of Chartered Financial Analyst (CFA); Certified Public Accountant (CPA) and Chartered Accountant (CA). He received his Bachelor of Commerce degree in Accounting from the University of British Columbia in 1995. From 1995 until 1998 he was employed by Ernst & Young LLP in their Vancouver, British Columbia office as a Senior Staff Accountant and then as an Analyst for Ernst & Young Corporate Finance Inc. From 2001 until 2004 he was Corporate Accounting Manager for Mitsubishi Canada Limited. At Mitsubishi he managed the accounting functions including, financial statement closings, variance analysis and budgeting for three offices which had over $750 million in sales. His responsibilities at Dejour, include management of all accounting functions and supervising all regulatory filings in Canada.

Craig Sturrock has been a Director since August 22, 2005. He has been a tax attorney since 1971 and is a partner at Thorsteinssons LLP, a law firm located in Vancouver, British Columbia. His practice focuses on civil and criminal tax litigation.

Richard Patricio has been a Director since October 17, 2008. Mr. Patricio is Vice President Corporate & Legal Affairs and Secretary of Pinetree Capital and Brownstone Ventures Inc., one of Dejour's major shareholders. Mr. Patricio holds an LLB from the University of Toronto, and is a lawyer licensed to practice in the Province of Ontario. He previously practiced law in Toronto and from 2001 to 2005 he was in-house General Counsel for Teknion Corporation, a senior TSX listed company. In addition to his duties as an officer of Pinetree Capital, which is traded on the TSX Exchange, and Brownstone Ventures, which is traded on the TSX Venture Exchange, he also serves as a Director of Quetzal Energy Ltd., which trades on the TSX Venture Exchange; a Director of Mega Silver Inc., which trades on the TSX Venture Exchange; and as a Director of X-Terra Resources Corporation, which trades on the TSX Venture Exchange.

Robert Holmes has been a Director since October 17, 2008. Mr. Holmes began his career as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and subsequently held various senior executive positions with the firm Blyth, Eastman, Dillon & Company (purchased by Paine Webber & Co.). In 1980, Mr. Holmes co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners. He has served on several boards including the North Central College Trustees in Naperville, IL; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, CO; and Mary Wood Country Day School in Rancho Mirage, CA. He graduated with a BA in Political Science from North Central College in 1965.

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

6.B.  Compensation

Cash Compensation

The Company does not have a Compensation Committee of its Board of Directors. Executive Compensation is approved by a majority of the Board’s independent Directors. During fiscal 2007, an independent executive compensation consulting firm was engaged to review the compensation of its senior officers. The Board of Directors sets the annual compensation, bonus and other benefits of the Chief Executive Officer and approves compensation for all other executive officers of the Company after considering the recommendations of the Chief Executive Officer and the report from the independent executive compensation consultant.

The Company compensates its executive officers through a combination of base compensation, bonuses and common stock options. The base compensation provides an immediate cash incentive for the executive officers. Bonuses encourage and reward exceptional performance over the fiscal year. Common Stock options ensure that the executive officers are motivated to achieve long term growth of the Company and continuing increases in shareholder value.

Base compensation, including that of the Chief Executive Officer, are set by the Board of Directors on the basis of the applicable executive officer’s responsibilities, experience and past performance. The compensation program is intended to provide a base compensation competitive among companies of a comparable size and character in the oil and gas industry. In making such an assessment, the Board considers the objectives set forth in the Company’s business plan and the performance of executive officers and employees in executing the plan in combination with the overall result of the activities undertaken.

An annual bonus may be paid for each fiscal year based on the Board’s assessment of the Company’s general performance and the relative contribution of each of the executive officers, including the Chief Executive Officer, to that performance.

The Stock Option Plan provides long term incentive compensation which is considered an integral part of the Company’s overall compensation program. Upon the recommendation of management and approval by the Board of Directors, stock options are granted under the Option Plan to new directors, officers and key employees, usually upon their commencement of employment with the Company. The Board approves the granting of additional stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Company, its current stage of development, the need to retain or attract key technical and managerial personnel in a competitive industry environment, the number of stock options already outstanding, overall market conditions, and the individual’s level of responsibility and performance within the Company. Total options outstanding are presently limited to 10% of the total number of shares outstanding under the rules of the TSX Exchange.

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 12/31/2008 was $998,427, paid to Mathew H. Wong ($219,925); Douglas W. Cannaday ($105,025); Harrison Blacker ($203,919); Charles Dove ($213,333); and Robert Hodgkinson ($256,225).

Table No. 7

Annual Compensation

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Annual Salary	Consulting Fees ($)	Bonus ($)	Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compensation ($)
Robert L. Hodgkinson, Chief Executive Officer	2008 2007 2006	$46,725 Nil Nil	$209,500 $187,500 $136,670	Nil $63,000 $63,000	475,000 510,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Douglas W. Cannaday, Former President and Chief Operating Officer	2008 2007 2006	Nil Nil Nil	$105,025 $157,500 $129,000	Nil $63,000 $63,000	Nil 250,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Mathew Wong, Chief Financial Officer	2008 2007 2006	$46,725 Nil Nil	$173,200 $146,965 $107,640	Nil Nil Nil	275,000 75,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Harrison Blacker, Director and President of Dejour Energy (USA)	2008	US$187,500	Nil	Nil	800,000	Nil	Nil	Nil

Charles Dove, Director and President of Dejour Energy (Alberta)	2008 2007 2006	$40,000 Nil Nil	$173,333 $172,750 $105,625	Nil Nil Nil	400,000 250,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil $527,630 (1) Nil

R. Marc Bustin, Former Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil 50,000	Nil Nil Nil	Nil Nil Nil	$10,000 (2) $7,500 Nil

Lloyd Clark, Former Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil 100,000	Nil Nil Nil	Nil Nil Nil	$11,500 (2) $11,500 Nil

Archibald Nesbitt, Former Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil 100,000	Nil Nil Nil	Nil Nil Nil	$11,500 (2) $12,000 Nil

Craig Sturrock, Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil 25,000	Nil Nil Nil	Nil Nil Nil	$11,500 (2) $14,500 Nil

Robert Holmes, Director	2008	Nil	Nil	Nil	100,000	Nil	Nil	Nil

Richard Patricio, Director	2008	Nil	Nil	Nil	100,000	Nil	Nil	Nil

(1)

The “Other Compensation” for Charles Dove in fiscal 2007 consists of $354,880 paid for Wild Horse Energy Ltd., a private company owned by Mr. Dove, which owned a 10% interest in DEAL.

(2)

The “Other Compensation” is for Directors’ Fees.

Table No. 8

Stock Option Grants in Fiscal 2008

Name	Number of Options Granted	Exercise Price per Share	Grant Date *	Expiration Date
Robert Hodgkinson	100,000 * 375,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2013 10/28/2013

Douglas Cannady	100,000 *	$1.40	02/14/2008	02/14/2013

Mathew Wong	100,000 * 175,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2013 10/28/2013

Harrison Blacker	500,000 * 300,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2013 10/28/2013

Charles Dove	100,000 * 300,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2013 10/28/2013

R. Marc Bustin	100,000* 50,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2010 10/28/2013

Lloyd Clark	100,000* 50,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2010 10/28/2013

Archibald Nesbitt	100,000 * 100,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2010 10/28/2013

Craig Sturrock	100,000 * 100,000	$1.40 0.45	02/14/2008 10/28/2008	02/14/2010 10/28/2013

Robert Holmes	100,000	$0.45	10/28/2008	10/28/2013

Richard Patricio	100,000	$0.45	10/28/2008	10/28/2013

Employees and Consultants	125,000*	$1.60	01/03/2008	01/03/2010
	150,000*	1.50	02/14/2008	02/14/2011
	270,000*	1.40	02/14/2008	02/14/2011
	275,000*	1.40	02/14/2008	02/14/2009
	75,000*	1.45	05/01/2008	05/01/2011
	345,000 755,000	0.45 0.45	10/28/2008 10/28/2008	10/28/2010 10/28/2013

*  These options were subsequently cancelled.

Director Compensation.  The Company has compensation agreements for its Directors who are not executive officers. Under the agreements, Directors receive $2,500 per meeting for the first 4 meetings each year, and $1,500 for each meeting thereafter. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  5,254,000 stock options are outstanding as of May 1, 2009. 1,681,048 options were exercised during Fiscal 2008. Refer to ITEM #6.E., "Share Ownership" and Table No. 11 for information about stock options outstanding.

#

Change of Control Remuneration. The Company has management contracts with the following Named Executive Officers or the companies controlled by the Named Executive Officers:

Named Executive Officer	Annual Base Consulting Fees	Compensation Package on Termination of Contract, other than for termination with cause	Compensation Package on Termination of Contract, in the event of a change in control

Robert Hodgkinson	$189,000	2 times annual base consulting fee	2 times annual base consulting fee
Mathew Wong	$138,000	1 times annual base consulting fee	2 times annual base consulting fee
Charles Dove	$189,000	1 times annual base consulting fee	2 times annual base consulting fee

Bonus/Profit Sharing/Non-Cash Compensation.  The Company pays the CEO and President a bonus equal to 50% of the annual base consulting fees, subject to the approval of the Board of Directors.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2008 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Robert Holmes, Richard Patricio and Craig Sturrock.

6.D.  Employees

As of 05/01/2009, the Company had six non-officer/director employees. In the Vancouver office are two employees - an Office Manager and an Accounts Payable Administrator; in Calgary is one employee - a Vice-President of Dejour (Alberta); and in the Denver office are three employees - an Executive Assistant, a Vice-President of Operations of Dejour (USA), and a Geologic Manager.

#

6.E.  Share Ownership

Table No. 9 lists, as of 5/01/2009, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson	(1)	5,339,454	7.24%
Common	Charles Dove	(2)	560,000	0.76%
Common	Harrison Blacker	(3)	255,478	0.35%
Common	Mathew H. Wong	(4)	239,072	0.32%
Common	Craig Sturrock	(5)	365,000	0.49%
Common	Robert Holmes	(6)	683,000	0.93%
Common	Richard Patricio	(7)	20,000	0.03%
	Total Directors/Management		7,462,004	10.08%

(1)

Of these shares, 56,250 are represented by vested stock options and 9,000 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 964,204 are common shares owned by 858642 Alberta Ltd., a private company owned by Robert Hodgkinson; 2,500,000 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson. A further 318,750 stock options have been granted but not yet vested.

(2)

Of these shares, 45,000 are represented by vested stock options and 65,000 are represented by currently exercisable share purchase warrants. 106,500 are common shares owned by Lynn Dove, Mr. Dove’s wife. A further 255,000 stock options have been granted but not yet vested.

(3)

Of these shares, 45,000 are represented by vested stock options. A further 255,000 stock options have been granted but not yet vested.

(4)

Of these shares, 26,250 are represented by vested stock options. 40,098 of these common shares are held by 390855 BC Ltd., a private company owned by Mathew Wong; 172,724 common shares are owned by Pui Ngor Lee, Mr. Wong’s mother. A further 148,750 stock options have been granted but not yet vested.

(5)

Of these shares, 15,000 are represented by vested stock options. A further 85,000 stock options have been granted but not yet vested.

(6)

Of these shares, 20,000 are represented by vested stock options. A further 130,000 stock options have been granted but not yet vested.

(7)

Of these shares, 20,000 are represented by vested stock options. A further 130,000 stock options have been granted but not yet vested.

# Based on 73,725,512 shares outstanding as of 5/1/2009, and stock options and share purchase warrants exercisable within 60 days for each holder.

#

The Company is aware of three persons/companies who each beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of 5/1/2009, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Brownstone Ventures Inc.	5,793,140	7.86%
Common	Retamco Operating Inc.	5,505,019	7.47%
Common	Robert L. Hodgkinson (1)	5,339,454	7.24%

(1)

Of these shares, 56,250 are represented by vested stock options and 9,000 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 964,204 are common shares owned by 858642 Alberta Ltd., a private company owned by Robert Hodgkinson; 2,500,000 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson. A further 318,750 stock options have been granted but not yet vested.

# Based on 73,725,512 shares outstanding as of 5/1/2009, and stock options and share purchase warrants exercisable within 60 days for each holder.

Stock Options.  The terms of incentive options grantable by the Company are prepared in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on 6/2/2006. At the Company’s Annual General Meeting held on October 17, 2008, shareholders approved a resolution modifying the Plan as described below.

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

At the Company’s Annual General Meeting of Shareholders held on October 17, 2008, shareholders approved a resolution which ratified a revised Plan. Under the resolution, options will be exercisable over periods of up to five years as determined by the Board and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day the option is granted, less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. The Plan contains no vesting requirements, but permits the Board to specify a vesting schedule in its discretion. The Plan provides that if a change in control occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 11 as of 5/1/2009, as well as the number of options granted to employees/consultants/former officers and directors.

Table No. 11

Stock Options Outstanding

Name	Number of Options Held	Number of Options Vested	Exercise Price per Share	Grant Date	Expiration Date

Robert Hodgkinson	375,000	37,500	$0.45	10/28/2008	10/28/2013

Charles Dove	300,000	30,000	$0.45	10/28/2008	10/28/2013

Harrison Blacker	300,000	30,000	$0.45	10/28/2008	10/28/2013

Mathew Wong	175,000	17,500	$0.45	10/28/2008	10/28/2013

Craig Sturrock	100,000	10,000	$0.45	10/28/2008	10/28/2013

Robert Holmes	100,000	10,000	$0.45	10/28/2008	10/28/2013
	50,000	2,500	$0.45	02/12/2009	02/12/2014

Richard Patricio	100,000	10,000	$0.45	10/28/2008	10/28/2013
	50,000	2,500	$0.45	02/12/2009	02/12/2014

Employees/Consultants/Former	48,000	24,000	$0.55	01/12/2009	07/15/2009
Officers and Directors	50,000	25,000	$0.45	02/12/2009	08/12/2009
	36,000	36,000	$0.275	11/24/2004	10/31/2009
	25,000	20,833	$1.75	10/30/2006	11/01/2009
	100,000	100,000	$2.00	01/31/2007	01/31/2010
	365,000	365,000	$2.00	04/02/2007	04/01/2010
	10,000	7,500	$2.00	11/21/2007	10/31/2010
	125,000	125,000	$1.60	01/03/2008	01/03/2010
	200,000	125,000	$1.40	02/14/2008	02/14/2010
	345,000	86,250	$0.45	10/28/2008	10/28/2010
	100,000	50,000	$0.55	01/12/2009	12/31/2010
	180,000	22,500	$0.45	02/12/2009	02/12/2011
	150,000	150,000	$1.50	02/14/2008	02/14/2011
	195,000	81,250	$1.40	02/14/2008	02/14/2011
	75,000	25,000	$1.45	05/01/2008	05/01/2011
	955,000	95,500	$0.45	10/28/2008	10/28/2013
	645,000	32,250	$0.45	02/14/2009	02/14/2014

Total Officers/Directors	1,550,000	150,000
Total Consultants	3,604,000	1,371,083
Total Outstanding	5,154,000	1,521,083

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

7.A.2. Share Ownership.

On 4/30/2009, the Company’s shareholders’ list showed 73,725,512 common shares issued and outstanding. Including holdings by depository institutions, the Company had 141 registered shareholders resident in Canada holding 57,113,607 common shares, or 77.47% of the total issued and outstanding shares; 47 shareholders resident in the United States holding 16,587,236 common shares, or 22.50% of the issued and outstanding common shares; and 3 shareholders resident in other countries holding 24,669 common shares, or 0.03% of the issued and outstanding shares.

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

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

a)

In June 2008, the Company issued a promissory note with a face value of $4,078,800 (US$4,000,000) to joint-venture partner Brownstone Ventures Inc. The note is secured by a general security agreement issued by the Company in favor of Brownstone, and bears interest at 5% per annum. The principal and interest are repayable by the earliest of the Company completing an equity or debt financing and July 1, 2009. On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as of December 31, 2008, $4,604,040 (US$3,780,000) remained outstanding.

b)

In May 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by Dejour’s CEO, Robert Hodgkinson. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month.  The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit in August 2008, the private company controlled by Dejour’s CEO signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at December 31, 2008, $1,950,000 had been advanced on the promissory note.

c)

In August 2008, the Company borrowed $600,000 from a private company controlled by Dejour’s CEO, Robert Hodgkinson. The loan is secured by all assets of the Company, repayable on demand, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.  The $600,000 loan was repaid in Fiscal 2009.

d)

In September 2008, as consideration for the private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs. Subsequent to December 31, 2008, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.

e)

During 2008, the Company incurred a total of $209,500 (2007 - $187,500; 2006 - $136,670) in consulting fees and accrued $19,562 (2007 - US$34,195; 2006 - US$17,282) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 9 to the financial statements, and paid $Nil (2007 - $63,000; 2006 - $63,000) bonus to a private company (“HEC”) controlled by the CEO, Robert Hodgkinson.  In June 2008, US $400,000 of convertible debentures was converted to 296,296 units. Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 50,806 Units to settle US $68,587 of accrued interest.  In October 2006, the Company assigned 25% of its interest in the Noel Area, to HEC, which agreed to assume 25% of the related obligations.  In November 2006, the Company had received $234,251 from HEC, being the estimated 25% share of the exploration expenditures for the Noel Area.

f)

During 2008, the Company incurred a total of $105,025 (2007 - $157,500; 2006 - $129,000) in consulting fees and accrued $4,904 (2007 - US$21,320; 2006 - US$14,830) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 9 to the financial statements, and $Nil (2007 - $63,000; 2006 - $63,000) bonus payments to the President of a private company controlled by the former President of the Company, Douglas Cannaday. In June 2008, US$200,000 of convertible debentures was converted to 148,148 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 12,700 Units to settle US $17,145 of accrued interest.  In April 2007, US$200,000 of convertible debentures was converted to 148,148 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 9,254 Units to settle US $12,493 of accrued interest.

g)

During 2008, the Company incurred $173,200 (2007 - $146,965; 2006 - $107,640) in consulting fees to a private company controlled by the CFO the Company, Mathew Wong, and also accrued $12,948 (2007 - US$32,222; 2006 - US$14,830) of interest at 8% per annum related to US$400,000 of convertible debentures, as discussed in Note 9 in the financial statements, to an individual related to the CFO. In June 2008, US$250,150 of convertible debentures was converted to 185,296 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 44,444 Units to settle US $59,999 of accrued interest.  In November 2007, US $149,850 of convertible debentures was converted to 111,000 units. Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008.

h)

During 2008, the Company’s subsidiary DEAL incurred a total of $173,333 (2007 - $172,750; 2006 - $105,625) in consulting fees to private companies controlled by Charles Dove, Director of Dejour and President of DEAL.

i)

During 2008, the Company received rental income of $28,700 from private companies controlled by officers and employees of the Company. The amounts included $13,600 from a private company controlled by Robert Hodgkinson, Director and CEO of the Company; $9,600 from a private company controlled by Mathew Wong, Chief Financial Officer of the Company; and $5,500 from a private company controlled by a vice-president of the Company.

i)

During 2007, the Company purchased Wild Horse Energy Ltd., a private company owned by Charles Dove, Director, for $354,880. Wild Horse owns the remaining 10% of DEAL the Company did not already own.

j)

During 2008, the Company incurred $76,054 (2007 - $113,556; 2006 - $Nil) in consulting fees to a private company controlled by a vice-president of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Audit Fees

The Company incurred audit fees of $72,700 and $67,000, and audit related fees of $6,800 and $6,800, during the years ended 12/31/2008 and 12/31/2007 respectively, to Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants.

Shareholder Loans

---No Disclosure Required---

#

Amounts Owing to Senior Management/Directors

In May 2008, DEAL issued a promissory note for up to $2,000,000 to Hodgkinson Equities Corporation (“HEC”), a private company controlled by Dejour’s CEO, Robert Hodgkinson. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month.  The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit in August 2008, the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at December 31, 2008, $1,950,000 had been advanced on the promissory note. In June 2009 Dejour’s Independent members of the Board of Directors negotiated an agreement between the Company HEC in regards to Dejour’s outstanding debt to HEC. Under the agreement:

·

$450,000 of current debt will be converted into a 12% note due January 1, 2010. The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.

·

$450,000 of current debt will be converted into Dejour equity units. The Company will issue to HEC 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

$900,000 of current debt will be converted into minority property interests in certain of Dejour’s Canadian oil and gas leases. The deemed price for the conversions will be equal to the prices obtained by the Company through the sale of the same interests for cash to unrelated third parties.

The debt agreements are subject to the approval of the TSX and regulatory compliance.

In August 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company. Robert Hodgkinson. The loan is secured by all assets of the Company, repayable on demand, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.  The $600,000 loan was repaid subsequent to the December 31, 2008 year end.

There have been no other transactions since 12/31/2008, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

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

Audited Financial Statements:

Fiscal Years Ended December 31st 2008 and 2007

#

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

8.B.  Significant Changes

Subsequent to the year ended December 31, 2008, the Company sold all of its share position in Titan Uranium for proceeds of $2,276,319.

In September 2008, as consideration for a private company controlled by the CEO of the Company, Robert Hodgkinson agreeing to postpone repayment of a $2,000,000 promissory note and providing an additional loan of $600,000, the private company was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs. Subsequent to December 31, 2008, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.

In June 2009, the Company announced that it had completed the sale of certain Canadian oil and gas assets, which included the Company’s 100% interest in the Carson Creek property in Alberta and 10% of the Company’s interest in the Drake/Woodrush project, to unrelated third parties. Proceeds from the sale of the interests was $3,000,000 in cash and $900,000 in escrow. The Company also announced it has letters of intent to sell additional minority property interests for  further proceeds of $2,100,000, which, if completed, would increase the proceeds from the sale of Canadian property interests to $6,000,000.

In June 2009, management announced that it had negotiated several agreements to reduce Dejour’s outstanding debt. Under the first agreement, the Company and Brownstone Ventures have agreed to allow Dejour to convert a portion of its debt to Brownstone to equity units and a new one-year term debt note. Under the agreement:

·

US$2,000,000 of current debt will be converted into Dejour equity units. Dejour will issue Brownstone 6,666,667 common shares at a deemed price of $0.33 per share plus 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

US$1,780,000 of current debt will be converted into a Canadian dollar denominated 12% note due June 30, 2010. Dejour will also issue Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years. The Company will be able to force the exercise of the warrants if Dejour’s common shares trade at a price of C$0.80 or greater for 30 consecutive calendar days.

Under the second agreement, Dejour’s Independent members of the Board of Directors have negotiated an agreement between the Company and related party Hodgkinson Equities Corporation (“HEC”), a private company controlled by Robert Hodgkinson, Dejour’s Chairman and CEO, in regards to Dejour’s outstanding debt to HEC. Under the agreement:

·

$450,000 of current debt will be converted into a 12% note due January 1, 2010. The due date is extendable until July 1, 2010 by a 6% bonus payable in shares.

·

$450,000 of current debt will be converted into Dejour equity units. The Company will issue to HEC 1,363,636 common shares at a deemed price of $0.33 per share and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.

·

$900,000 of current debt will be converted into minority property interests in certain of Dejour’s Canadian oil and gas leases. The deemed price for the conversions will be equal to the prices obtained by the Company through the sale of the same interests for cash to unrelated third parties.

The two debt agreements are subject to the approval of the TSX and regulatory compliance.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Exchange in Toronto, Ontario, and the NYSE AMEX under the symbol "DEJ".  The Company traded on the TSX Venture Exchange in Vancouver, British Columbia, Canada, until November 20, 2008 when it began trading on the TSX. The Company changed its symbol to “DEJ” after a 1 for 3 share consolidation effective October 1, 2003. The Company changed its TSX trading symbol on May 23, 2007 to “DEJ” to coincide with its listing on the American Stock Exchange (now NYSE AMEX) on the same day under the symbol “DEJ”.

Table No. 13 lists the high, low and closing sales prices on the TSX and TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 13

TSX and TSX Venture Exchange

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month ended 04/30/2009	$0.40	$0.23
Month ended 03/31/2009	$0.42	$0.24
Month ended 02/28/2009	$0.50	$0.33
Month ended 01/31/2009	$0.76	$0.43
Month ended 12/31/2008	$0.52	$0.36
Month ended 11/30/2008	$0.74	$0.40

Fiscal Year Ended 12/31/2008	$2.17	$0.33
Fiscal Year Ended 12/31/2007	$3.28	$1.02
Fiscal Year Ended 12/31/2006	$2.97	$0.99
Fiscal Year Ended 12/31/2005	$1.07	$0.41
Fiscal Year Ended 12/31/2004	$0.50	$0.21

Fiscal Quarter Ended 03/31/2009	$0.76	$0.23
Fiscal Quarter Ended 12/31/2009	$0.84	$0.33
Fiscal Quarter Ended 09/30/2008	$1.97	$0.61
Fiscal Quarter Ended 06/30/2008	$2.17	$1.37
Fiscal Quarter Ended 03/31/2008	$1.81	$1.20
Fiscal Quarter Ended 12/31/2007	$2.35	$1.30
Fiscal Quarter Ended 09/30/2007	$2.76	$1.02
Fiscal Quarter Ended 06/30/2007	$3.28	$2.18
Fiscal Quarter Ended 03/31/2007	$3.07	$2.13
Fiscal Quarter Ended 12/31/2006	$2.97	$1.73

#

Table Number 13.a lists the Company’s trading on the NYSE AMEX (formerly the American Stock Exchange) since the initial listing on May 23, 2007.

Table No. 13.a

NYSE AMEX

Common Shares Trading Activity

- Sales -

United States Dollars

Period	High	Low

Month ended 04/30/2009	$0.34	$0.18
Month ended 03/21/2009	$0.35	$0.12
Month ended 02/29/2009	$0.42	$0.26
Month ended 01/31/2009	$0.67	$0.35
Month ended 12/31/2008	$0.44	$0.25
Month ended 11/30/2008	$0.64	$0.30

Fiscal Year Ended 12/31/2008	$2.17	$0.25
Fiscal Year Ended 12/31/2007	$2.95	$1.29

Fiscal Quarter Ended 03/31/2009	$0.67	$0.12
Fiscal Quarter Ended 12/31/2008	$0.80	$0.25
Fiscal Quarter Ended 09/30/2008	$2.00	$0.60
Fiscal Quarter Ended 06/30/2008	$2.17	$1.33
Fiscal Quarter Ended 03/31/2008	$1.95	$0.93
Fiscal Quarter Ended 12/31/2007	$2.36	$1.31
Fiscal Quarter Ended 09/30/2007	$2.95	$1.29
Fiscal Quarter Ended 06/30/2007	$2.65	$2.04

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

Stock Options

Refer to ITEM 6.E. and Table No. 11 for additional information.

Table No. 14 lists, as of 5/1/2009, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.  As of May 1, 2009, the Company was aware of 92 holders of its 2,104,129 outstanding share purchase warrants.  These warrants were issued in conjunction with a private placement.

Table No. 14

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

107,148	$ 3.35	May 18, 2009
1,996,981	$ 3.35	May 25, 2009
Total 2,104,129

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Exchange in Toronto, Ontario, Canada and the NYSE AMEX under the symbol “DEJ”.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2008, there were an unlimited number of common shares authorized; an unlimited number of first preferred shares, issuable in series authorized; and, an unlimited number of second preferred shares, issuable in series authorized. At 12/31/2008 there were 73,651,882 common shares issued; no first preferred shares, issuable in series issued; and, no second preferred shares, issuable in series issued.

During the last five years, the Company issued the following shares for assets other than cash:

Fiscal 2008	884,242	Conversion of Convertible Debentures
Fiscal 2007	273,399	Conversion of Convertible Debentures
Fiscal 2006	5,500,000	For Acquisition of interest in the Retamco Project
Fiscal 2005	11,500	For Services
Fiscal 2004	200,000	For Bridge Loan Financing
TOTAL	6,869,141

The total number of shares issued for assets other than cash in the last 5 fiscal years is 6,869,141 shares, or 9.33% of the common shares issued and outstanding as of December 31, 2008.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			$
Fiscal 2004	Private Placement	6,000,000	1,796,760
	For bridge loan financing fee	200,000	50,000

Fiscal 2005	Shares issued as finders’ fee	185,791	(120,764)
	Private Placement	1,000,000	500,000
	Private Placement	650,000	325,000
	Private Placement	8,076,923	$5,250,000
	Private Placement	4,500,000	2,914,808
	Private Placement	6,617,500	6,516,625
	Exercise of share purchase warrants and agents’ options	2,024,148	1,035,608
	Exercise of stock options	154,965	52,286
	Shares issued for services	11,500	9,200

Fiscal 2006	Private Placement	5,300,000	7,950,000
	Private Placement	2,771,333	4,157,000
	Exercise of share purchase warrants and agents’ options	7,551,194	7,426,683
	Exercise of stock options	760,407	433,321
	Shares issued for the acquisition of the Retamco Project	5,500,000	12,088,991

Fiscal 2007	Private Placement	3,773,980	10,001,047
	Private Placement	1,000,000	1,820,000
	Conversion of Convertible Debentures	273,399	394,752
	Exercise of Warrants	3,444,490	2,859,863
	Exercise of Stock Options	736,737	557,800

Fiscal 2008	Conversion of Convertible Debentures	884,242	1,214,497
	Exercise of Warrants	958,263	1,447,464
	Exercise of Stock Options	1,681,048	887,621

Q1 FY 2009	Exercise of Stock Options	73,630	20,248

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

Dejour Enterprises Ltd. (“Dejour” or the “Company””) was incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the Company changed its name to “Dejour Enterprises Ltd.”. At the Company’s Annual General held on June 3, 2005, shareholders approved the continuance of the Company from the Province of Ontario to the Province of British Columbia and adopted new Articles under the Business Corporations Act (British Columbia) (the “New Act”).

There are no restrictions on what business the Company may carry on in the Articles of Incorporation.

#

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

10.C.  Material Contracts

The Company has 6 consulting agreements and an office lease agreement currently in effect. The Company has also completed the purchase of Wild Horse Energy Ltd. from a related party. The Company’s agreement with Titan Uranium regarding the Canadian uranium properties, its participating agreement with Retamco Operating regarding the Colorado and Utah Oil and Gas Leases, the Farmout Agreement with Laramie Energy, and the acquisition agreement with Retamco are also considered to be material contracts. Copies of the consulting agreements and the office lease agreement have been previously filed as exhibits to the Company’s 20-F Registration Statement and are available on the Securities and Exchange Commission’s EDGAR site available at www.sec.gov. Copies of the Titan Uranium and Retamco agreements have been filed as exhibits to the Company’s amended fiscal 2006 Form 20-F Annual Report; The Wild Horse Energy purchase agreement has been filed as exhibits to the fiscal 2007 Annual Report; and the Laramie Energy and Retamco Acquisition agreements have been filed as exhibits to this Annual Report.

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

#

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

10.G.  Statement by Experts

The Company’s auditor for its financial statements for each of the preceding three years was Dale Matheson Carr-Hilton LaBonte, Independent Chartered Accountants.  Their audit report for Fiscal 2008/2007/2006 is included with the related financial statements in this Annual Report.

10.H.  Document on Display

All documents incorporated and referred by reference in this 20-F Annual Report may be viewed at the Company’s registered office located at Suite 1100, 808 West Hastings Street, Vancouver, British Columbia.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, including the President, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008.  Based on that review and evaluation, the President has concluded that the Company’s disclosure controls and procedures are effective in providing management with all material information required to be disclosed in this annual report on a timely basis.

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

As at December 31, 2008, management assessed the effectiveness of our internal controls over financial reporting and concluded that such internal controls over financial reporting are effective and that there were no material weaknesses in our internal controls over financial reporting.

Attestation Report of the Registered Accounting Firm.

The Company’s auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, has attested to management’s evaluation of internal controls over financial reporting for the year ended December 31, 2008.  The auditor’s attestation is included within this annual report on Form 20-F.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company’s internal controls over financial reporting that occurred during the period covered by this Form 20-F, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Craig Sturrock is the Audit Committee financial expert.  He has been a tax attorney since 1971 and is a partner at Thorsteinssons LLP, a leading tax law firm in Vancouver.  He has many years of experience working with clients and Canada Revenue Agency on financial and tax matters. Mr. Sturrock is considered to be “Independent” under the standards of the NYSE AMEX.

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

#

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

A copy of the Company’s Whistleblower Policy has been filed as an amendment to the Company’s Fiscal 2007 20-F Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table details the fees incurred by the Company to Dale Matheson Carr-Hilton LaBonte LLP, Independent Chartered Accountants, for professional services provided to the Company for the fiscal years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
Audit Fees:
Audit Fees:	$72,700	$ 67,000	$ 42,672
Audit Related Fees:	Nil	Nil	Nil
Tax Fees	Nil	Nil	Nil
Other Fees (1)	6,800	6,800	6,800

Total Fees:	$79,500	$ 73,800	$ 49,472

 (1)

Other Fees are for reviewing the Company’s 20-F Registration Statement, and assistance with broker due diligence on private placement financings.

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

Audited Financial Statements

Auditor’s Report dated March 20, 2009.

Consolidated Balance Sheets at December 31, 2008 and 2007.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007, and 2006.

Consolidated Statements of Cash Flows for years ended December 31, 2008, 2007, and 2006.

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
8. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
9. Other Documents: Retamco Purchase Agreement Laramie Farmout Agreement Certifications of the CEO and CFO

Signature Page

#

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

#

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Dejour Enterprises Ltd.

We have completed integrated audits of the 2008 and 2007 consolidated financial statements of Dejour Enterprises Ltd. and of its internal control over financial reporting as at December 31, 2008 and 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2008 and 2007, and the related consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Dejour Enterprises Ltd.’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which is set out in Management’s Report on Internal Control Over Financial Reporting included in Management’s Discussion and Analysis.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

…cont’d

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 20, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated March 20, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 20, 2009

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	December 31, 2008	December 31, 2007

ASSETS
Current
Cash and cash equivalents	$ 406,775	$ 13,511,655
Accounts receivable	782,856	-
Advances for oil and gas projects	216,430	1,006,917
Marketable securities (Note 4)	-	36,250
Prepaids and other receivables	269,730	488,900
Unrealized financial instrument gain	107,768
	1,783,559	15,043,722

Equipment, net (Note 5)	116,584	88,287
Investment in Titan (Note 6)	2,721,875	12,600,000
Uranium properties (Note 7 (a))	696,991	696,991
Oil and gas properties (Note 7 (b))	56,986,727	34,714,499

	$ 62,305,736	$ 63,143,499

LIABILITIES
Current
Bank line of credit (Note 8)	$ 5,550,000	$ -
Accounts payable and accrued liabilities	3,741,770	2,664,135
Convertible debentures (Note 9)	-	1,043,605
Loan from related party (Note 10 (b))	600,000	-
Loan from joint-venture partner (Note 10 (a))	4,604,040	-
	14,495,810	3,707,740
Loan from related party (Note 10 (b))	1,950,000	-
Asset retirement obligations (Note 11)	363,109	-
Future income tax liabilities (Note 17)	1,133,140	-
	17,942,059	3,707,740

SHAREHOLDERS' EQUITY
Share capital (Note 12)	64,939,177	61,393,964
Contributed surplus (Note 14)	5,895,560	3,735,270
Deficit	(26,578,828)	(5,688,075)
Accumulated other comprehensive income (loss)	107,768	(5,400)
	44,363,677	59,435,759

	$ 62,305,736	$ 63,143,499

Contingency (Note 8)

Commitments (Notes 8 and 10)

Subsequent Events (Note 21)

Approved on behalf of the Board:

   “Robert Hodgkinson”

   “Craig Sturrock”

Robert Hodgkinson – Director

Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended December 31, 2008	Year Ended December 31, 2007

OIL AND NATURAL GAS REVENUE	$ 5,765,555	$ -

EXPENSES
Amortization, depletion and accretion	3,690,939	33,959
General and administrative	4,214,783	4,340,021
Interest expense and finance fee	481,252	293,536
Operating and transportation	3,121,955	-
Stock based compensation (Note 13)	2,719,957	2,461,400
	14,228,886	7,128,916

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(8,463,331)	(7,128,916)
Interest and other income	236,838	806,147
(Loss) gain on disposition of investment	(8,846)	44,023
Equity income (loss) from Titan (Note 6)	3,636,710	(2,351,810)
Foreign exchange loss	(675,599)	(141,670)
Impairment of investment in Titan (Note 6)	(12,990,343)	(21,581,177)
Impairment of oil and gas properties (Note 7 (b))	(2,029,942)	(678,044)
LOSS BEFORE INCOME TAXES	(20,294,513)	(31,031,447)

FUTURE INCOME TAX (EXPENSE) RECOVERY (Note 17)	(596,240)	4,220,774

NET LOSS FOR THE YEAR	(20,890,753)	(26,810,673)

(DEFICIT) RETAINED EARNINGS, BEGINNING OF THE YEAR	(5,688,075)	21,122,598

DEFICIT, END OF THE YEAR	$ (26,578,828)	$ (5,688,075)

NET LOSS PER SHARE - BASIC AND DILUTED	$ (0.29)	$ (0.40)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	72,210,852	66,588,825

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

	Year Ended December 31, 2008	Year Ended December 31, 2007

NET LOSS FOR THE YEAR	$ (20,890,753)	$ (26,810,673)
Unrealized loss on available for sale marketable securities	-	(5,400)
Unrealized financial instrument gain	107,768	-

COMPREHENSIVE LOSS FOR THE YEAR	$ (20,782,985)	$ (26,816,073)

ACCUMULATED OTHER COMPREHENSIVE LOSS, BEGINNING OF THE YEAR	$ (5,400)	$ -
Adjustment for new accounting standards adoption	-	98,168
Unrealized gains (losses) arising during the year	107,768	(18,750)
Realized losses (gains) during the year	5,400	(84,818)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), END OF THE YEAR	$ 107,768	$ (5,400)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year ended December 31, 2008	Year ended December 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the year	$ (20,890,753)	$ (26,810,673)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	3,690,939	33,959
Equity (income) loss from Titan	(3,636,710)	2,351,810
Non-cash stock based compensation	2,719,957	2,461,400
Capitalized interests on convertible debentures	143,758	54,889
Unrealized foreign exchange loss	749,575	-
Impairment of investment in Titan	12,990,343	21,581,177
Impairment of oil and gas properties	2,029,942	678,044
Future income tax expense (recovery)	596,240	(4,220,774)
Loss (gain) on disposal of investment	8,846	(44,023)
Changes in non-cash working capital balances (Note 15)	1,304,436	(1,274,271)
	(293,427)	(5,188,462)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(67,049)	(15,293)
Proceeds from sales of marketable securities	27,403	308,644
Disposal of investment in Titan (Note 6)	529,894	5,966
Resource properties expenditures	(27,591,251)	(8,137,694)
	(27,101,003)	(7,838,377)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank line of credit	5,550,000	-
Loans from joint-venture partner and related party	6,404,465	(5,827,000)
Shares issued for cash	2,335,085	14,705,331
	14,289,550	8.878,331

DECREASE IN CASH AND CASH EQUIVALENTS	(13,104,880)	(4,148,508)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	13,511,655	17,660,163

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 406,775	$13,511,655

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the New York Stock Exchange Alternext (“NYSE-Alt”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.”  The Company ceased to trade on the TSX Venture Exchange (“TSX-V”) and graduated to the TSX effective November 20, 2008.  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All dollar amounts are stated in Canadian dollars, the Company’s reporting currency, unless otherwise indicated.  Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp., incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”) and Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta.  DEAL was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL through the acquisition of outstanding shares of Wild Horse which holds the 10% interest in DEAL, and DEAL became the Company’s wholly-owned subsidiary. All intercompany transactions are eliminated upon consolidation.

In accordance with the terms of the revolving operating loan facility (see Note 8), DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.  As at December 31, 2008, DEAL’s adjusted working capital ratio was approximately 0.60:1 and therefore was not in compliance with the covenant related to the loan facility.

The consolidated financial statements for the year ended December 31, 2008 have been prepared on a going concern basis, which presumes the Company will continue in operation for the foreseeable future and will realize its assets and discharge its liabilities in the normal course of operation.  During the year, the Company has incurred a net loss of $20,890,753 (2007 – $26,810,673).  The Company’s continued existence is dependent upon management’s ability to raise required funding through future equity issuances, debt, asset sales or a combination thereof.  Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve.  Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

(a)

Recently Adopted Accounting Policies

(i)

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1400 General Standards for Financial Presentation, which has been amended to include requirements to assess and disclose the Company’s ability to continue as a going concern.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements and affected only disclosure.

(ii)

Effective January 1, 2008, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1535 Capital Disclosures.  The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements and affected only disclosure.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

(a)

Recently Adopted Accounting Policies (continued)

(iii)

Effective January 1, 2008, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation to replace Section 3861. Section 3862 establishes standards for disclosures about financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  Transitional provisions are complex and vary based on the type of financial instruments under the consideration. The adoption of this new standard had no effect on the amounts disclosed in the financial statements and affected only disclosure.

(iv)

Effective January 1, 2008, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1506 Accounting Changes.  This Section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section is intended to enhance the relevance and reliability of an entity's financial statements and the comparability of those financial statements over time and with the financial statements of other entities.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(v)

Effective January 1, 2008, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3031 Inventories.  This Section provides expanded guidance on the measurement and disclosure requirements for inventories. Specifically, the new standard requires that inventories be measured at the lower of cost and net realizable value, and provides more guidance on the determination of cost and its subsequent recognition as expense, including any write-down to net realizable value. The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(b)

Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The impact of the transition to IFRS on the Company’s financial statements has not yet been determined.

(ii)

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its 2009 fiscal year. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES

(a)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Marketable Securities

Marketable securities are designated as available-for-sale and are measured and carried at fair market value.  Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date.  Changes in fair market value are recognized in comprehensive income.

(c)

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

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Resource Properties (continued)

Oil and gas properties (continued)

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

The Company evaluates its oil and gas assets on an annual basis using a ceiling test to determine that the costs are recoverable and do not exceed the fair value of the properties.  The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves less unproved properties exceed the carrying value of the oil and gas assets.  If the carrying value of the oil and gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected form the production of proved and probable reserves less unproved properties.  The cash flows are estimated using the future product prices and costs and are discounted using a risk-free rate.

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

Basic earnings (loss) per share figures have been calculated using the weighted monthly average number of shares outstanding during the respective periods.  Diluted loss per share figure is equal to that of basic loss per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(f)

Joint Operations

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)

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

(h)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring management’s estimates relate to the recoverability of the carrying value of the Company’s resource properties, the amounts recorded for depletion and depreciation of oil and natural gas property, plant, and equipment, the provision for asset retirement obligations, future income tax effects and the determination of fair value of stock-based compensation.  The cost recovery ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, futures cost, and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(i)

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity.  Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value.  Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and other liabilities.

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, bank line of credit, accounts payable, loan from joint-venture partner, and loan from related party.  Except for marketable securities, management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity.

On adopting these standards, the Company designated its cash and cash equivalents and bank line of credit as held-for-trading, which are measured at fair value.  Marketable securities are designated as available for sale which are measured at fair value.  Receivables are classified under loans and receivables, which are measured at amortized cost. Accounts payable, loan from joint-venture partner, and loan from related party are classified as other financial liabilities, which are measured at amortized cost.

The Company enters into derivative financial instruments to manage its exposure to volatility in commodity prices.  These instruments are not used for trading or other speculative purposes.  For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that documentary and approvals requirements are met. The documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  The Company also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Company assesses, both at

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)

Financial Instruments (continued)

the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.

Cash flow hedges:  The effective portion of changes in the fair value of financial instruments designated as a cash flow hedge is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income.  Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges:  Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value.  Changes in the fair value of both the hedging and hedged item are reflected in net income immediately.

Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  Derivative instruments that qualify as hedges, or have been designated as hedges, are recorded at fair value on inception.  At the end of each reporting period, the change in the fair value of the hedging derivative is recognized in other comprehensive income.  When hedge accounting is discontinued or when the hedged item is sold or early terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to net income.

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

(j)

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

(k)

Revenue Recognition

Revenues from the sale of oil and natural gas are recorded when title passes to an external party and collectability is reasonably assured.

(l)

Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period for directors and employees and over the service life for consultants.  The fair value of options and other stock based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.

The Company has granted stock options to directors, consultants and employees as described in Note 13.

(m)

Asset Retirement Obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources.  When such obligations are identified and measurable, the estimated

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)

Asset Retirement Obligations (continued)

fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.  On recognition of the liability, there is a corresponding increase in the carrying amount of the related assets known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the assets.  The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.  Actual costs incurred upon settlement of the obligations are charged against the liability.

(n)

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

(o)

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

(p)

Comprehensive Income

The Company follows CICA Handbook, Section 1530, Comprehensive Income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources.  Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income.

NOTE 4 – MARKETABLE SECURITIES

As at December 31, 2008, the Company had sold all of its marketable securities.  As at December 31, 2007, the Company had 25,000 common shares of Brownstone Ventures Inc. (“Brownstone”), with a cost of $41,650 and a fair value of $36,250.  During the year ended December 31, 2008, the Company received proceeds of $27,403 from the sale of 25,000 Brownstone shares resulting in a loss of $14,247.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 5 – EQUIPMENT

	December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$ 134,373	$ 55,711	$ 78,662	$ 103,682	$ 39,881	$ 63,801
Computer equipment	83,837	51,642	32,195	58,932	35,488	23,444
Software	15,570	9,843	5,727	4,116	3,074	1,042
	$ 233,780	$ 117,196	$ 116,584	$ 166,730	$ 78,443	$ 88,287

NOTE 6 – INVESTMENT IN TITAN URANIUM INC.

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

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. These warrants expired unexercised on December 15, 2008;

(c)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The estimated fair market value of Titan’s shares and warrants at the date of acquisition were $31,650,000 and $4,800,000 respectively.  The investment in Titan has been accounted for using the equity method of accounting and includes related legal fees and other costs of acquisition of $107,983.  During the year ended December 31, 2007, the Company recognized an impairment loss of $21,581,177 and wrote down its investment in Titan to $12,600,000, the fair value as at December 31, 2007.

During the year ended December 31, 2008, the Company recognized an impairment loss of $12,990,343 and wrote down its investment in Titan to $2,721,875, the fair value as at December 31, 2008.

The Company owned approximately 31.7% of Titan’s shares as at December 31, 2008.  The Company’s share of income in Titan for the year ended December 31, 2008 was $3,636,710 (2007 loss: $2,351,810).   During the year ended December 31, 2008, the Company received proceeds of $529,894 from the sale of 750,000 Titan shares, resulting in a gain of $5,401.

NOTE 7 – RESOURCE PROPERTIES

(a)

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 6 and realized a gain on disposition of $30,177,082. The

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 7 – RESOURCE PROPERTIES (continued)

(a)

Uranium Properties (continued)

carrying value of the remaining 10% carried interest and 1% net smelter return was $696,991 as at December 31, 2008 and December 31, 2007.

(b)

Oil and Gas Properties

United States (US) Oil and Gas Projects

Colorado / Utah Oil & Gas Projects

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation. The cost to the Company was $25,182,532 and included cash of $5,511,000 (US $5,000,000), 5,500,000 common shares valued at $12,088,991 (US $10,726,700), a promissory note with face value of $5,643,000 (US $5,000,000) and the issuance of a $1,577,609 (US $1,397,846) two-year 8% convertible debenture. Additional costs of $361,932 relating to the acquisition had also been capitalized to the project (refer to Note 9).

In July 2006, the Company also received 183,836 common shares of Brownstone, a working interest partner in the Colorado/Utah Projects, with a fair value of $306,271 recorded as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the above Retamco projects (refer to Note 4).

In June 2008, the Company entered into a Purchase and Sale Agreement with Retamco, resulting in the acquisition of an additional 64,000 net acres.  The additional acreage was acquired in exchange for the Company's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of $4,078,800 (US$4,000,000). The North Barcus Creek wells were drilled on joint acreage by Retamco at the end of 2007 and are awaiting production tie-in. As part of the transaction, Brownstone provided the Company with a $4,078,800 (US $4,000,000) secured loan, due on July 1, 2009, which was used to purchase the additional acreage interests (refer to Note 10(a)).

During the year ended December 31, 2008, a number of leases expired.  As a result, the Company recorded an impairment of oil and gas properties of $2,029,942.

As at December 31, 2008, the Company had working interests ranging from 25% to 72% and net revenue interests ranging from 78% to 87.5%, in approximately 272,777 net acres of lands in US.

Tinsley and Lavaca Projects

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries two of these properties at $1 each, as it has not yet determined if these two properties contain any economical resources. In 2007, the Company re-activated the Tinsley Prospect and entered into a new contract to test and drill the area.  There were no activities during 2008.

Canadian Oil and Gas Projects

In October 2006, DEAL concluded a Participation Agreement allowing it to participate in the drilling of a natural gas well in an area known as the Noel Area, in British Columbia, Canada.  DEAL paid 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the well was dry. The Company recorded an impairment provision of $678,044 during the year ended December 31, 2007.

As at December 31, 2008, the Company owned an average 54% working interest in approximately 39,283 acres of lands in Canada.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 7 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties (continued)

Canadian Oil and Gas Projects (continued)

The Company’s exploration and development activities relating to the Canadian oil and gas properties for the year ended December 31, 2008 are summarized in the table below.

A continuity summary of capitalized acquisition costs and exploration expenditures in the Company’s oil and gas properties for the years ended December 31, 2008 and 2007 are as follows:

	Balance Dec. 31, 2006	Acquisition Costs	Exploration & Development	Write-down	Balance Dec. 31, 2007	Acquisition Costs	Exploration & Development	Corporate Costs & Capitalized Interests	Write-down	Balance Dec. 31, 2008

US Oil and Gas Properties:
Colorado/Utah Projects	$25,182,532	$ 285,176	$ 1,940,653	$ -	$27,408,361	$3,807,764	$ 139,541	$ -	$ (2,029,942)	$29,325,724
Lavaca Prospect	-	381	-	-	381	-	-	-	-	381
Tinsley Prospect	1	37,023	-	-	37,024	130,268	-	-	-	167,292
Turtle Bayou, Louisiana	1	-	-	-	1	-	-	-	-	1
	25,182,534	322,580	1,940,653	$ -	27,445,767	3,938,032	139,541	-	(2,029,942)	29,493,398

Canadian Oil and Gas Properties
Carson Creek	-	-	535,504	-	535,504	625	1,243,900	-	-	1,780,029
Drake	-	731,265	1,753,901	-	2,464,279	9,012	6,060,338	-	-	8,533,629
Montney	-	-	-	-	-	907,732	2,000	69,316	-	979,048
Saddle Hills	-	9,724	501,528	-	511,252	-	452,359	-	-	963,611
Woodrush	-	-	20,887	-	20,887	-	10,458,992	-	-	10,479,879
Others	1	905,068	3,509,785	(678,044)	3,736,810	17,428	4,234,361	-	-	7,988,599
Asset retirement obligations	-	-	-		-	-	-	404,311	-	404,311
Property depletion	-	-	-		-	-	-	(3,635,777)	-	(3,635,777)
	1	1,646,057	6,300,718	(678,044)	7,268,732	934,797	22,451,950	(3,162,150)	-	27,493,329

	$25,182,535	$1,968,637	$8,241,371	$(678,044)	$34,714,499	$ 4,872,829	$ 22,591,491	$ (3,162,150)	$ (2,029,942)	$ 56,986,727

In determining the Company’s depletion, $979,048 (2007: nil) of unproven properties was excluded from the depletion calculation.  Future development costs required to complete proved, undeveloped wells of $1,199,000 were added to the Company’s Canadian oil and gas properties net book value in the depletion calculation.  The Company performed a ceiling test calculation at December 31, 2008 to assess the recoverable value of the properties.  The oil and gas future prices are based on the January 1, 2009 commodity price forecast of independent reserve evaluators.  Based on these assumptions, the undiscounted value of future net revenues from the Company’s proved reserves exceeded the carrying value of oil and gas properties at December 31, 2008.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 8 – BANK LINE OF CREDIT

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility, secured by DEAL’s oil and gas assets in Canada, is at an interest rate of Canadian prime plus 1%.  As at December 31, 2008, $5,550,000 had been drawn on the line of credit.  In accordance with the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.  This working capital ratio requirement only applies to DEAL, not to the parent company.  As at December 31, 2008, DEAL’s adjusted working capital ratio was approximately 0.60:1 and therefore was not in compliance with the covenant related to the loan facility.  However, DEAL is currently working with the bank to restructure the loan terms and to correct the loan facility covenant violation.

NOTE 9 – CONVERTIBLE DEBENTURES

The convertible debentures, denominated in US dollars, were unsecured, bore an 8% coupon, payable quarterly and were convertible at US $1.35 per unit.  The debentures matured on July 15, 2008.  Each unit consisted of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. During the year ended December 31, 2008, $47,422 (US $46,505) of interest payable was capitalized to principal of the convertible debentures, and prior to July 15, 2008 all of the outstanding convertible debentures, $1,069,635 (US $1,047,995) plus $144,862 (US $145,731) of capitalized interests, were converted to 884,242 common shares. During the year ended December 31, 2007, $367,386 (US $349,850) of convertible debentures plus $14,030 (US $12,493) of interest payables were converted to 273,399 common shares and $97,440 (US $99,226) of interest payable was capitalized as principal of the convertible debentures. The convertible debenture was made up of the following:

	In US Dollar		Canadian Dollar Equivalent
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
8% convertible debenture	US$ -	US$ 1,047,995	$ -	$ 1,029,131
Capitalization of interest	-	99,226	-	97,440

	-	1,147,221	-	1,126,571
Equity portion	-	(247,730)	-	(243,270)
Accumulated amortization of discount	-	163,243	-	160,304

Balance	US$ -	US$ 1,062,734	$ -	$ 1,043,605

NOTE 10 – LOANS FROM JOINT-VENTURE PARTNER AND RELATED PARTY

(a) Loan from joint-venture partner

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone (refer to Note 7(b)). The US $4,000,000 promissory note is secured by a general security agreement issued by the Company in favour of Brownstone, and bears interest at 5% per annum. The principal and interest are repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009. On July 1, 2008, a repayment of $222,948 (US$220,000) was made and as at December 31, 2008, $4,604,040 (US$3,780,000) remained outstanding.

(b) Loan from related party

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the Chief Executive Officer (“CEO”) of the Company. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit (refer to Note 8), the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants (refer to Note 8).  As at December 31, 2008, $1,950,000 had been advanced on the promissory note.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 10 – LOANS FROM JOINT-VENTURE PARTNER AND RELATED PARTY (continued)

(b) Loan from related party (continued)

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  The loan is secured by all assets of the Company, repayable on demand, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.

On September 12, 2008, as consideration for the private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs. Subsequent to December 31, 2008, the private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  The option price was $90,642.

The transactions are considered to be in the normal course of operations and are measured at the exchange amounts which are the amounts established and agreed to by the related parties.

NOTE 11 – ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods.  The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations related to its oil and gas properties in Canada as at December 31, 2008 to be $720,137.  These obligations are expected to be settled by year 2029.  A credit adjusted risk-free rate of 5% and an inflation rate of 2.5% was used to calculate the present value of the asset retirement obligations.

Balance at December 31, 2007	$ -
Liabilities incurred during the year	404,311
Accretion expense	16,412
Actual costs incurred	(57,614)

Balance at December 31, 2008	$ 363,109

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 12 – SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value

Balance at December 31, 2006	60,899,723	$ 48,671,383
- For conversion of convertible debenture	273,399	394,752
- For cash by private placements	4,773,980	11,287,668
- For cash on exercise of warrants	3,444,490	2,859,863
- For cash on exercise of stock options	736,737	557,800
- Contributed surplus reallocated on exercise of stock options	-	335,038
- Renounced flow through share expenditures	-	(2,712,540)

Balance at December 31, 2007	70,128,329	$ 61,393,964

- For conversion of convertible debentures	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(536,900)

Balance at December 31, 2008	73,651,882	$ 64,939,177

During the year ended December 31, 2008:

In January 2008, the Company renounced $1,820,000 flow-through funds to investors, using the look-back rule. Of this $1,820,000, $263,222 of renounced Canadian Exploration Expenditures (“CEEs”) had been spent by December 31, 2007 and the remaining flow-through funds had been fully spent by February 29, 2008. As a result of the renunciation, future income tax recovery of $536,900 was recognized against share capital.

In February 2008, the Company filed a Part XII.6 tax return with the Canada Revenue Agency related to CEEs with an effective date of renunciation of December 31, 2006 and paid $236,348 of Part XII.6 tax.

During the year ended December 31, 2007, the Company completed the following private placements:

In May 2007, the Company completed a private placement and issued 3,773,980 Units at $2.65 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $3.35 per share before May 25, 2009.  Gross proceeds raised were $10,001,047.  The Company paid finders’ fees of $493,215 and other related costs of $30,564. The Company also issued 217,139 agent compensation options, exercisable at $3.35 per share before December 31, 2008.  The grant date fair values of the agents’ options, estimated to be $43,428, were included in share capital on a net basis and accordingly were not recorded as a separate component of shareholders’ equity.

In November 2007, the Company completed a private placement and issued 1,000,000 flow-through shares (“FTS”) at $1.82 per share. Gross proceeds raised of $1,820,000 were committed to be spent on CEE, of which $263,222 had been spent to December 31, 2007. In connection with this private placement, the Company paid $9,600 related costs. There were no finders’ fees or commissions related to this private placement.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the year ended December 31, 2008, the Company granted 4,945,000 (2007 – 3,095,000) options to its officers, directors, consultants, employees and advisors. In addition, 1,693,053 (2007 – 1,291,567) options were cancelled or expired with a weighted average exercise price at $1.83.

As at December 31, 2008, there were 7,198,380 options outstanding with a weighted average exercise price at $1.22, of which 3,255,505 were vested. The vested options can be exercised for up to periods ending October 28, 2013 to purchase common shares of the Company at prices ranging from $0.275 to $2.10 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods for directors and employees and over the service life for consultants. The fair value of the options granted during the year ended December 31, 2008 was determined to be $2,406,250 (2007 - $4,572,350). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 4.05 years (2007 – 4.40 years), risk-free interest rate of 2.95% (2007 – 3.92%) and expected volatility of 81.10% (2007 – 91.09%).

During the year ended December 31, 2008, the Company recognized a total of $2,719,957 (2007 - $2,461,400) of stock based compensation relating to the vesting of options.

As at December 31, 2008, there were 3,942,875 unvested options included in the balance of the outstanding options. The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39

Balance, December 31, 2007	5,627,481	1.49	1.96 years
Options granted	4,945,000	0.88
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,693,053)	1.83

Balance, December 31, 2008	7,198,380	$ 1.22	2.94 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of stock options vested and exercisable as at December 31, 2008 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
109,630	$ 0.275	0.83
43,125	0.450	1.82
120,250	0.450	4.83
200,000	1.400	0.25
781,417	1.400	1.91
18,750	1.450	2.33
150,000	1.500	2.12
125,000	1.600	0.01
18,750	1.750	0.84
947,500	2.000	2.67
741,083	2.100	0.33

3,255,505	$ 1.663	1.67

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64

Balance, December 31, 2007	2,372,531	3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53

Balance, December 31, 2008	2,104,129	$ 3.35	0.40 years

Details of warrants outstanding as at December 31, 2008 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)
2,104,129	$ 3.35	0.40

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 14 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2006	$ 1,648,398
Stock compensation on vesting of options	2,461,400
Value of conversion feature on convertible debenture	(39,490)
Allocated to share capital on exercise of options	(335,038)

Balance at December 31, 2007	3,735,270
Stock compensation on vesting of options	2,719,957
Value of conversion feature on convertible debentures	(27,136)
Allocated to share capital on exercise of options	(532,531)

Balance at December 31, 2008	$ 5,895,560

NOTE 15 – SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2008	December 31, 2007

Changes in non-cash working capital balances:
Accounts receivable	$ (782,856)	$ -
Prepaids and other receivables	219,170	(303,038)
Advances for oil and gas projects	790,487	(1,006,917)
Accounts payable and accrued liabilities	1,077,635	35,684
	$ 1,304,436	$ (1,274,271)

Change in non-cash financing and investing activities
Common shares issued for convertible debentures	$ 1,214,497	394,752
Conversion feature on convertible debentures	(27,136)	(39,490)
Convertible debentures issued	-	1,043,605

Other cash flow information:
Interest paid	$ 374,679	$ 92,201

Components of cash and cash equivalents
Cash	$ 406,775	$ 5,565,701
Money market instruments	-	358,424
Bank acceptances	-	7,587,530
	$ 406,775	$ 13,511,655

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 16 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008 and 2007, the Company entered into the following transactions with related parties:

a)

The Company incurred a total of $608,279 (2007 - $777,021) in consulting fees, directors and meeting attendance fees to independent directors and private companies controlled by officers and directors of the Company.

b)

The Company received total rental income of $28,700 (2007 - $Nil) from private companies controlled by officers of the Company.

c)

DEAL incurred a total of $173,333 (2007 - $172,750) in consulting fees to a private company controlled by the President of DEAL.

d)

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. As at December 31, 2008, $1,950,000 had been advanced on the promissory note.  On August 11, 2008, the Company borrowed $600,000 from the private company controlled by the CEO of the Company (refer to Note 10(b)).

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 17 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2008	2007

Loss before income taxes	$ (20,294,513)	$ (31,031,447)
Corporate tax rate	31.00%	30.83%

Expected tax recovery	(6,291,299)	(9,566,995)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	(84,595)	192,229
Impact of foreign exchange rate changes	(350,194)	-
Titan shares and warrants investment	886,123	4,398,806
Change in future tax asset valuation allowance	5,407,647	-
Stock based compensation, share issue costs and other permanent differences	1,122,460	1,402,088
Other adjustments	(93,902)	(646,902)

Future income tax expense (recovery)	$ 596,240	$ (4,220,774)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 17 – FUTURE INCOME TAXES (continued)

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2008	2007
Future income tax assets
Non-capital losses available	$ 5,253,487	$ 1,635,108
Capital losses available	1,594,217	964,695
Share issue costs and other	322,842	401,468
	7,170,546	3,001,271
Future income tax liabilities
Long term investments	(392,403)	(1,202,370)
Resource pools in excess of net book value	(1,312,812)	(608,077)
	(1,705,215)	(1,810,447)

Net future income tax assets	5,465,331	1,190,824

Valuation allowance	(6,598,471)	(1,190,824)

Net future income tax liabilities	$ (1,133,140)	$ -

The Company has approximately $16,446,000 (2007 – $5,304,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2015	$ 1,729,000
2026	2,830,000
2027	4,739,000
2028	7,148,000
16,446,000

In addition, the Company has Canadian exploration and development expenditures totaling approximately $23,979,000, unamortized share issue costs of approximately $798,000 and capital loss carry forwards of approximately $11,058,000 which may be available to reduce future taxable income.  Both the exploration and development expenditures and the capital losses can be carried forward indefinitely.

NOTE 18 – COMMITMENT

Effective May 1, 2005, the Company entered in to a five year lease on its office premises.  Under the terms of the lease the Company is required to make minimum annual payments.  The Company is committed under operating lease agreement for the premises to future minimum payments as follows:

2009	$ 101,053
2010	34,320
$ 135,373

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 19 – SEGMENTED DISCLOSURE

As at December 31, 2008 and 2007, the Company’s significant assets, losses and revenue by geographic location were as follows:

	December 31, 2008	December 31, 2007
Canada
Revenue	$ 5,751,672	$ -
Interest and other income	124,208	806,147
Future income tax (expense) recovery	(596,240)	4,220,774
Segmented loss	(17,301,636)	(26,738,906)
Assets:
Current Assets	1,428,149	14,528,145
Equipment, net	80,701	87,399
Investment in Titan	2,721,875	12,600,000
Uranium properties	696,991	696,991
Oil and gas properties	27,493,329	7,268,733
	32,421,045	35,181,267

U.S.A.
Revenue	$ 13,883	$ -
Interest and other income	112,630	-
Segmented loss	(3,589,117)	(71,767)
Assets:
Current Assets	355,410	515,577
Equipment, net	35,883	888
Investment in Titan	-	-
Oil and gas properties	29,493,398	27,445,766
	29,884,691	27,962,232
Total assets	$ 62,305,736	$ 63,143,499

NOTE 20 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY

The Company is engaged primarily in mineral and oil and gas exploration and production and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

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

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk.  This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Board has implemented and monitors compliance with risk management policies.  The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 20 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(a)

Credit Risk

Credit risk relates to the Company’s receivables from joint venture partners and oil and natural gas marketers and the risk of financial loss if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations.  A substantial portion of the Company’s accounts receivable are with customers in the energy industry and are subject to normal industry credit risk.  The Company generally grants unsecured credit but routinely assesses the financial strength of its partners and marketers.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production.  The Company sells the majority of its production to one oil and natural gas marketer and therefore is subject to concentration risk.  To date the Company has not experienced any collection issues with its oil and natural gas marketer.  Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner.  The Company attempts to mitigate the risk from joint venture receivables by obtaining joint venturer approval of significant capital expenditures prior to expenditure.  However, the receivables are from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling.  In addition, further risk exists with joint venture partners as disagreements occasionally arise that increases the potential for non-collection.  The Company does not typically obtain collateral from oil and natural gas marketers or joint venturers; however in certain circumstances, it may elect to cash call a joint venture partner in advance of the work, and it also has the ability to withhold production from joint venture partners in the event of non-payment.

As at December 31, 2008, the Company’s receivables consisted of $282,786 (2007 – $858,088) from joint venture partners, $424,207 (2007 – $Nil) of receivables from an oil and natural gas marketer, and $75,863 (2007 – $333,030) of other receivables.  The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure.  The Company does not have an allowance for doubtful accounts as at December 31, 2008.

(b)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.  Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Company has a revolving reserve based credit facility (see Note 8).  The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bank line of credit, which is subject to renewal after a 364-day revolving period, could be potentially due within the next year if the facility is not renewed for a further 364-day period.

(c)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.  The Company utilizes financial derivatives to manage certain market risks.  All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 20 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(d)

Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars.  Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified.  The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2008.

(e)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate fluctuations on its credit facility which bears a floating rate of interest.  The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2008.

(f)

Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand.  The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.  As at December 31, 2008, the Company had outstanding a natural gas derivatives contract for 1,000 gigajoules (“GJ”) per day for the period from January 1, 2009 to December 31, 2009.  This contract consisted of a $6.27 CAD per GJ forward sale agreement.  During the year ended December 31, 2008, no gain was realized under this contract.  However, as at December 31, 2008, an unrealized gain of $107,768 relating to this contract was recorded in accumulated other comprehensive income.

(g)

Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future development.  The Company considers its capital structure to include shareholders’ equity of $44,363,677 (2007 – $59,435,759), bank line of credit of $5,550,000 (2007 – $Nil), loan from joint-venture partner of $4,604,040 (2007 – $Nil), loan from related party of $2,550,000 (2007 – $Nil), and working capital deficiency excluding unrealized financial instrument gain of $12,820,019 (2007 working capital – $11,335,982).  In order to maintain or adjust capital structure, the Company may from time to time issue shares and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions.  The revolving operating loan facility with a Canadian Bank (see Note 8) has no restrictions other than a requirement to maintain an adjusted working capital ratio of not less than 1.10:1 by DEAL.  As at December 31, 2008, the Company was in compliance with all flow-through share expenditure requirements but was not in compliance with the covenant related to the loan facility as DEAL’s adjusted working capital ratio was approximately 0.60:1.  However, DEAL is currently working with the bank to restructure the loan terms and to correct the loan facility covenant violation.  The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future.  There have been no changes to the Company’s capital management strategy during the year ended December 31, 2008.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 21 – SUBSEQUENT EVENTS

(a)

Stock Options and Share Issuances

Subsequent to December 31, 2008, the Company granted a total of 1,223,000 incentive stock options with a weighted average exercise price at $0.46 per share to independent directors, management, officers, employees and consultants of the Company.

Subsequent to December 31, 2008, 73,630 common shares were issued upon the exercise of stock options for proceeds of $20,248, 249,750 incentive stock options were forfeited, and 2,410,000 incentive stock options were cancelled.

(b)

Investment in Titan Uranium Inc.

Subsequent to December 31, 2008, the Company received proceeds of $2,159,722 from the sale of 16,150,000 Titan shares, resulting in a loss of $464,653.   As at March 20, 2009, the Company had 600,000 shares of Titan.

(c)

Natural Gas Derivatives Contract

As at December 31, 2008, the Company had outstanding a natural gas derivatives contract for 1,000 GJ per day for the period from January 1, 2009 to December 31, 2009.  This contract consisted of a $6.27 CAD per GJ forward sale agreement.  Subsequent to December 31, 2008, the Company unwound the natural gas hedge, resulting in a realized gain of $289,561.

(d)

Loan from Related Party

On August 11, 2008, the Company borrowed $600,000 from a private company controlled by the CEO of the Company.  Subsequent to December 31, 2008, the $600,000 loan had been repaid.  Refer to Note 10(b).

Subsequent to December 31, 2008, a private company controlled by the CEO of the Company exercised its option and elected to become a working interest partner with DEAL.  Refer to Note 10(b).  The private company’s option price was $90,642, equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs.

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

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

(e)

Reporting comprehensive income

Statement of Financial Accounting Standards No. 130 (“SFAS 130”), “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by CICA relating to financial instruments. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements. These new standards substantially harmonize Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss. During the year, other comprehensive income recognized is $107,768 (2007 loss – $5,400).  For the year ended December 31, 2006, comprehensive loss equals the loss for the year under US GAAP.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(f)

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

(g)

Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161, effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

(i) Assets
	December 31, 2008	December 31, 2007

Total assets, under Canadian GAAP	$ 62,305,736	$ 63,143,499
Exploration costs – unproven resource properties	(628,018)	(628,018)
Add: Resource properties accumulated depletion under Canadian GAAP	3,635,777	-
Less: Resource properties accumulated depletion under US GAAP	(4,063,107)	-
Less: Resource properties impairment under US GAAP	(12,395,905)	-

Total assets, under US GAAP	$ 48,854,483	$ 62,515,481
(ii) Liabilities
	December 31, 2008	December 31, 2007

Total liabilities, under Canadian GAAP	$ 17,942,059	$ 3,707,740
Add: flow through issue cost liability under US GAAP	-	70,000

Total liabilities, under US GAAP	$ 17,942,059	$ 3,777,740
(iii) Share Capital
	December 31, 2008	December 31, 2007

Total share capital, under Canadian GAAP	$ 64,939,177	$ 61,393,964
Add: flow through issue cost under Canadian GAAP	4,669,883	4,132,983
Less: flow through issue cost under US GAAP	(185,000)	(185,000)

Total share capital, under US GAAP	$ 69,424,060	$ 65,341,947

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation (continued)

(iv) Deficit
	December 31, 2008	December 31, 2007

Deficit, under Canadian GAAP	$ (26,578,828)	$ (5,688,075)
Add: gain on disposal of uranium properties	5,652,166	5,652,166
Less: exploration costs – unproven resource property expenditures	(6,280,184)	(6,280,184)
Less: flow through share future tax recovery under Canadian GAAP	(4,669,883)	(4,132,983)
Add: flow through share future tax recovery under US GAAP	185,000	115,000
Add: Resource properties depletion under Canadian GAAP	3,635,777	-
Less: Resource properties depletion under US GAAP	(4,063,107)	-
Less: Resource properties impairment under US GAAP	(12,395,905)	-

Deficit, under US GAAP	$ (44,514,964)	$ (10,334,076)

(v) Net (loss) income for the year
	For the year ended December 31,
	2008	2007	2006

Net (loss) income for the year, under Canadian GAAP	$ (20,890,753)	$ (26,810,673)	$ 23,887,726
Add: gain on disposal of uranium properties	-	-	5,652,166
Less: exploration costs – unproven resource property expenditures	-	-	(4,772,771)
Less: flow through share future tax recovery under Canadian GAAP	(536,900)	(2,712,540)	(1,054,308)
Add: flow through share future tax recovery under US GAAP	70,000	-	115,000
Add: Resource properties depletion under Canadian GAAP	3,635,777	-	-
Less: Resource properties depletion under US GAAP	(4,063,107)	-	-
Less: Resource properties impairment under US GAAP	(12,395,905)	-	-

Net (loss) income for the year, under US GAAP	$ (34,180,888)	$ (29,523,213)	$ 23,827,813
(vi) Cash used in operating activities
	For the year ended December 31,
	2008	2007	2006

Cash used in operating activities, under Canadian GAAP	$ (293,427)	$ (5,188,462)	$ (1,769,373)
Less: exploration costs – unproven resource property expenditures	-	-	(4,772,771)

Cash used in operating activities, under US GAAP	$ (293,427)	$ (5,188,462)	$ (6,542,144)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation (continued)

(vii) Cash used in investing activities
	For the year ended December 31,
	2008	2007	2006

Cash used in investing activities, under Canadian GAAP	$ (27,101,003)	$ (7,838,377)	$ (12,146,784)
Add: exploration costs- unproven resource property expenditures	-	-	4,772,771
Cash used in investing activities, under US GAAP	$ (27,101,003)	$ (7,838,377)	$ (7,374,013)

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

Registrant

Dated: June 26, 2009	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO

#