Form 20-F/A
period 2008-12-31
DEJOUR ENTERPRISES LTD
filed 2009-10-26
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

o	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2008
OR
o	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______
OR
o	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 001-33491

DEJOUR ENTERPRISES LTD.

 (Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

598 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of principal executive offices)

Mathew Wong, CFO
598 – 999 Canada Place, Vancouver, British Columbia V6C 3E

Tel: (604) 638-5050

E-mail: mwong@dejour.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class

                         Name of each exchange on which registered

Common Shares, without par value

                                              NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  73,651,882 common shares as at December 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes o No x

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer o        Accelerated filer x    Non-accelerated filer  o

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o

International Reporting Standards as issued

o

Other  x

by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 o                        Item 18 x

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes o  No x

#

EXPLANATORY NOTE

The Registrant hereby files this amendment number one to its Annual Report on Form 20-F, as originally filed on June 30, 2009, to provide a reconciliation to United States Generally Accepted Accounting Principles of the Registrant’s audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 which meets the requirements of Item 18 of Form 20-F.  The Registrant had previously provided a reconciliation to United States Generally Accepted Accounting Principles pursuant to Item 17 of Form 20-F.  This amendment number one to Form 20-F contains (i) the Registrant’s audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 with the Item 18 reconciliation provided in Note 22 thereto, (ii) an updated audit report from Dale Matheson Carr-Hilton Labonte LLP, the Registrant’s independent registered public accounting firm, updated in regard to the Note 22 reconciliation only and (iii) updated certifications of the Chief Executive Officer and Chief Financial Officer.

Except for the revisions to Note 22, the Registrant’s audited consolidated financial statements as at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 have not been updated, amended, restated or otherwise altered as originally filed on June 30, 2009.  Except for the disclosure provided in Item 18 below, no other disclosure items in the Registrant’s Form 20-F, as originally filed on June 30, 2009, is hereby updated, amended, restated or otherwise altered.

ITEM 18.  FINANCIAL STATEMENTS

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 20, 2009, except for Note 22, which is as of October 21, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated March 20, 2009, except for Note 22, which is as of October 21, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 20, 2009, except for Note 22, which is as of October 21, 2009

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

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year ended December 31, 2008	Year ended December 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the year	$ (20,890,753)	$ (26,810,673)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	3,690,939	33,959
Equity (income) loss from Titan	(3,636,710)	2,351,810
Non-cash stock based compensation	2,719,957	2,461,400
Capitalized interests on convertible debentures	143,758	54,889
Unrealized foreign exchange loss	749,575	-
Impairment of investment in Titan	12,990,343	21,581,177
Impairment of oil and gas properties	2,029,942	678,044
Future income tax expense (recovery)	596,240	(4,220,774)
Loss (gain) on disposal of investment	8,846	(44,023)
Changes in non-cash working capital balances (Note 15)	1,304,436	(1,274,271)
	(293,427)	(5,188,462)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(67,049)	(15,293)
Proceeds from sales of marketable securities	27,403	308,644
Disposal of investment in Titan (Note 6)	529,894	5,966
Resource properties expenditures	(27,591,251)	(8,137,694)
	(27,101,003)	(7,838,377)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank line of credit	5,550,000	-
Loans from joint-venture partner and related party	6,404,465	(5,827,000)
Shares issued for cash	2,335,085	14,705,331
	14,289,550	8.878,331

DECREASE IN CASH AND CASH EQUIVALENTS	(13,104,880)	(4,148,508)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	13,511,655	17,660,163

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 406,775	$ 13,511,655

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

(a)

The Company incurred a total of $608,279 (2007 - $777,021) in consulting fees, directors and meeting attendance fees to independent directors and private companies controlled by officers and directors of the Company.

(b)

The Company received total rental income of $28,700 (2007 - $Nil) from private companies controlled by officers of the Company.

(c)

DEAL incurred a total of $173,333 (2007 - $172,750) in consulting fees to a private company controlled by the President of DEAL.

(d)

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

(a)

Interest in unproven mineral properties

Under Canadian GAAP, mineral property acquisition and exploration costs are capitalized.  Under US GAAP, pursuant to EITF 04-2, acquisition costs are capitalized and mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has capitalized all mineral exploration costs for US GAAP purposes unless the costs relate to unproven mineral properties.  In addition, under Canadian GAAP, cash flows relating to unproven mineral property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)

Property, plant and equipment, depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceed the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost of unproved properties.  If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future discounted cash flows from proved plus probable reserves using forecast prices and costs, and the cost of unproved properties.

Under US GAAP, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using prices and costs at the balance sheet date (normally referred to as “constant prices and costs”), plus the lower of cost and fair value of unproved properties.  The impairment test is performed quarterly.

Under both Canadian and US GAAP, depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves as estimated by independent petroleum engineers.  In determining the depletable base, the estimated future costs to be incurred in developing proved reserves is included and the estimated equipment salvage values and the lower of cost and market of unevaluated properties is excluded.  However, under US GAAP, constant prices and costs are used in computing the proved reserves while Canadian GAAP allows the use of forecast prices and costs.

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

(g)

Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161, effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations

In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”.  SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted.  The adoption of this statement will have no effect on the Company’s financial statements.

In April 2009, FASB issued FSP SFAS 157-4 which provides additional guidance for estimating fair value in accordance with SFAS 157, “Fair Value Measurements”, when the volume and level of activity for the asset or liability have significantly decreased.  FSP SFAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly.  FSP SFAS 157-4 requires the disclosure of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.  The adoption of this statement had no impact on the Company’s results of operations and financial position.

In May 2009, FASB issued FAS No. 165 “Subsequent Events” (“FAS 165”). FAS 165 requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. An entity shall disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued.  Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued. Some non recognized subsequent events must be disclosed to keep the financial statements from being misleading.  For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made. This Statement applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of this statement is not expected to have a material impact on the Company’s results of operations and financial position.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(g)

Recent accounting pronouncements (continued)

In June 2009, FASB issued Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” Statement 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51”. Additionally, Statement 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity. This Statement applies for interim or annual financial periods beginning after November 15, 2009. The adoption of SAB 110 will have no effect on the financial position and results of operations of the Company.

In June 2009, FASB issued SFAS No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of SFAS No. 162 (“Statement 168”). Statement 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. Statement 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. Statement 168 is effective for financial statements issued for fiscal years and interim periods ending after September 15, 2009. The Company will adopt Statement in the first quarter of fiscal year 2010.  The adoption of this statement is not expected to have any impact on the Company’s results of operations and financial position.

In June 2008, FASB ratified EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”).  EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions.  It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  The adoption of this standard will have no effect on the financial position or results of operations of the Company.

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation (continued)

(iv) Deficit
	December 31, 2008	December 31, 2007

Deficit, under Canadian GAAP	$ (26,578,828)	$ (5,688,075)
Add: gain on disposal of uranium properties	5,652,166	5,652,166
Less: exploration costs – unproven resource property expenditures	(6,280,184)	(6,280,184)
Less: flow through share future tax recovery under Canadian GAAP	(4,669,883)	(4,132,983)
Add: flow through share future tax recovery under US GAAP	185,000	115,000
Add: Resource properties depletion under Canadian GAAP	3,635,777	-
Less: Resource properties depletion under US GAAP	(4,063,107)	-
Less: Resource properties impairment under US GAAP	(12,395,905)	-

Deficit, under US GAAP	$ (44,514,964)	$ (10,334,076)

(v) Net (loss) income for the year
	For the year ended December 31,
	2008	2007	2006

Net (loss) income for the year, under Canadian GAAP	$ (20,890,753)	$(26,810,673)	$ 23,887,726
Add: gain on disposal of uranium properties	-	-	5,652,166
Less: exploration costs – unproven resource property expenditures	-	-	(4,772,771)
Less: flow through share future tax recovery under Canadian GAAP	(536,900)	(2,712,540)	(1,054,308)
Add: flow through share future tax recovery under US GAAP	70,000	-	115,000
Add: Resource properties depletion under Canadian GAAP	3,635,777	-	-
Less: Resource properties depletion under US GAAP	(4,063,107)	-	-
Less: Resource properties impairment under US GAAP	(12,395,905)	-	-

Net (loss) income for the year, under US GAAP	$ (34,180,888)	$(29,523,213)	$ 23,827,813
(vi) Cash used in operating activities
	For the year ended December 31,
	2008	2007	2006

Cash used in operating activities, under Canadian GAAP	$ (293,427)	$ (5,188,462)	$ (1,769,373)
Less: exploration costs – unproven resource property expenditures	-	-	(4,772,771)

Cash used in operating activities, under US GAAP	$ (293,427)	$ (5,188,462)	$ (6,542,144)

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

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation (continued)

The application of US GAAP would have the following effects on reported net income:

	For the years ended December 31,
	2008	2007	2006

Net (loss) income for the year, under Canadian GAAP	$ (20,890,753)	$ (26,810,673)	$ 23,887,726
Adjustments”
Add: gain on disposal of uranium properties (note 22(a))	-	-	5,652,166
Less: exploration costs - unproven resource property expenditures (note 22(a))	-	-	(4,772,771)
Less: flow-through share future tax recovery under Canadian GAAP (note 22 (e))	(536,900)	(2,712,540)	(1,054,308)
Add: flow-through share future tax recovery under US GAAP (note 22(e))	70,000	-	115,000
Add: Resource properties depletion under Canadian GAAP (note 22(b))	3,635,777	-	-
Less: Resource properties depletion under US GAAP (note 22(b))	(4,063,107)	-	-
Less: Resource properties impairment under US GAAP (note 22(b))	(12,395,905)	-	-

Net (loss) income for the year, under US GAAP	$ (34,180,888)	$ (29,523,213)	$ 23,827,813

Net (loss) income per share - Basic	$ (0.47)	$ (0.44)	$ 0.45

Net (loss) income per share - Diluted	$ (0.47)	$ (0.44)	$ 0.42

Weighted Average Number of Common Shares Outstanding - Basic	72,210,852	66,588,825	52,564,033

Weighted Average Number of Common Shares Outstanding - Diluted	72,210,852	66,588,825	56,557,807

(Deficit) retained earnings, beginning of the year, under US GAAP	$ (10,334,076)	$ 19,189,137	$ (4,638,676)
Net (loss) income, under US GAAP	(34,180,888)	(29,523,213)	23,827,813

(Deficit) retained earnings, end of the year, under US GAAP	$ (44,514,964)	$ (10,334,076)	$ 19,189,137

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation (continued)

(viiii)

Balance Sheets

December 31, 2008	Canadian GAAP	Unproven Properties (note 22(a))	Depletion and Depreciation and Impairment (note 22(b))	Flow-through Shares (note 22(e))	US GAAP

ASSETS
Current
Cash and cash equivalents	$ 406,775	$ -	$ -	$ -	$ 406,775
Accounts receivable	782,856	-	-	-	782,856
Advances for oil and gas projects	216,430	-	-	-	216,430
Prepaids and other receivables	269,730	-	-	-	269,730
Unrealized financial instrument gain	107,768	-	-	-	107,768
	1,783,559	-	-	-	1,783,559

Equipment, net	116,584	-	-	-	116,584
Investment in Titan	2,721,875	-	-	-	2,721,875
Uranium properties	696,991	(628,018)	-	-	68,973
Oil and gas properties	56,986,727	-	(12,823,235)	-	44,163,492
	$ 62,305,736	$ (628,018)	$ (12,823,235)	$ -	$ 48,854,483

LIABILITIES
Current
Bank line of credit	$ 5,550,000	$ -	$ -	$ -	$ 5,550,000
Accounts payable and accrued liabilities	3,741,770	-	-	-	3,741,770
Loan from related party	600,000	-	-	-	600,000
Loan from joint-venture partner	4,604,040	-	-	-	4,604,040
	14,495,810	-	-	-	14,495,810
Loan from related party	1,950,000	-	-	-	1,950,000
Asset retirement obligations	363,109	-	-	-	363,109
Future income tax liabilities	1,133,140	-	-	-	1,133,140
	17,942,059	-	-	-	17,942,059

SHAREHOLDERS’ EQUITY
Share capital	64,939,177	-	-	4,484,883	69,424,060
Contributed surplus	5,895,560	-	-	-	5,895,560
Deficit	(26,578,828)	(628,018)	(12,823,235)	(4,484,883)	(44,514,964)
Accumulated other comprehensive income	107,768	-	-	-	107,768
	44,363,677	(628,018)	(12,823,235)	-	30,912,424
	$ 62,305,736	$ (628,018)	$ (12,823,235)	$ -	$ 48,854,483

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

NOTE 22 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Reconciliation (continued)

December 31, 2007	Canadian GAAP	Unproven Properties (note 22(a))	Flow-through Shares (note 22(e))	US GAAP

ASSETS
Current
Cash and cash equivalents	$ 13,511,655	$ -	$ -	$ 13,511,655
Advances for oil and gas projects	1,006,917	-	-	1,006,917
Marketable securities	36,250	-	-	36,250
Prepaids and other receivables	488,900	-	-	488,900
	15,043,722	-	-	15,043,722

Equipment, net	88,287	-	-	88,287
Investment in Titan	12,600,000	-	-	12,600,000
Uranium properties	696,991	(628,018)	-	68,973
Oil and gas properties	34,714,499	-	-	34,714,499
	$ 63,143,499	$ (628,018)	$ -	$ 62,515,481

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 2,664,135	$ -	$ 70,000	$ 2,734,135
Convertible debentures	1,043,605	-	-	1,043,605
	3,707,740	-	70,000	3,777,740

SHAREHOLDERS’ EQUITY
Share capital	61,393,964	-	3,947,983	65,341,947
Contributed surplus	3,735,270	-	-	3,735,270
Deficit	(5,688,075)	(628,018)	(4,017,983)	(10,334,076)
Accumulated other comprehensive income	(5,400)	-	-	(5,400)
	59,435,759	(628,018)	(70,000)	58,737,741
	$ 63,143,499	$ (628,018)	$ -	$ 62,515,481

ITEM 19.  EXHIBITS

The financial statements as required under ITEM #8 and as reconciled pursuant to ITEM #18 are included in ITEM #18 above.  The report of Dale Matheson Carr-Hilton LaBonte LLP, Independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

1.

Auditor’s Report dated March 20, 2009, except as to Note 22, which is dated October 22, 2009.

2.

Consolidated Balance Sheets at December 31, 2008 and 2007.

3.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2008, 2007, and 2006.

4.

Consolidated Statements of Cash Flows for years ended December 31, 2008, 2007, and 2006.

5.

Notes to Consolidated Financial Statements

(B) Index to Exhibits:

1.1

Certificate of Incorporation(1)

1.2

Certificate of Name Change(1)

1.3

Articles of Incorporation(1)

1.4

Revised Articles of Incorporation(2)

1.5

Articles of Amalgamation(1)

1.6

Bylaws(1)

4.1

Property Purchase Agreement between the Registrant and Titan Uranium Inc. dated December 13, 2006.(3)

4.2

Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006.(3)

4.3

Share Purchase Agreement between the Company, Charles W.E. Dove, and Lynn I. Dove dated May 24, 2007.(4)

4.4

Director’s Resolution for the acquisition of Wild Horse Energy Ltd. dated October 1, 2007.(4)

4.5

Farmout Agreement between the Registrant, Laramie Energy II, LLC, and Brownstone Ventures (US) Inc. dated November 14, 2008.(5)

4.6

Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc.(5)

8.1

List of Subsidiaries(4)

12.1

Certification of Principal Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2

Certification of Principal Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13.1

Certification of Principal Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

13.2

Certification of Principal Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

(1)

Incorporated by reference to the Registrant’s initial 20-F Registration Statement filed on May 24, 2005.

(2)

Incorporated by reference to the Registrant’s 20-F Annual Report filed on July 14, 2006.

(3)

Incorporated by reference to the Registrant’s amended 20-F/A Annual Report filed on December 7, 2007.

(4)

Incorporated by reference to the Registrant’s 20-F Annual Report filed on June 30, 2008.

(5)

Incorporated by reference to the Registrant’s 20-F Annual Report filed on June 30, 2009.

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEJOUR ENTERPRISES LTD.

Registrant

Dated: October 23, 2009	Signed: /s/ Robert L. Hodgkinson

Robert L. Hodgkinson, Chairman & CEO