Form 20-F
period 2009-12-31
DEJOUR ENTERPRISES LTD
filed 2010-06-30
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2009

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ______

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

Commission file number: 001-33491

DEJOUR ENTERPRISES LTD.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

598 - 999 Canada Place Vancouver, British Columbia
(Address of principal executive offices)

Mathew Wong
598 - 999 Canada Place
Vancouver, British Columbia
Tel: (604) 638-5050
Facsimile: (604) 638-5051
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

Common Shares, without par value	NYSE Amex Equities

Securities registered pursuant to Section 12(g) of the Act:       None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  95,791,038 common shares as at December 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every  Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐                    Accelerated filer ☐                    Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Reporting Standards as issued ☐	Other ☒
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐             Item 18  ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Dejour” refer to Dejour Enterprises Ltd.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the documents incorporated herein by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in the our operations in future periods, planned exploration and, if warranted, development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. The forward-looking statements contained in this annual report on Form 20-F concern, among other things:

•	drilling inventory, drilling plans and timing of drilling, re-completion and tie-in of wells;

•	productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production;

•	drilling, completion and facilities costs;

•	results of various projects of the Company;

•	ability to lower cost structure in certain projects of the Company;

•	growth expectations within the Company;

•	timing of development of undeveloped reserves;

•	the tax horizon of the Company;

•	the performance and characteristics of the Company’s oil and natural gas properties;

•	oil and natural gas production levels;

•	the quantity of oil and natural gas reserves;

•	capital expenditure programs;

•	supply and demand for oil and natural gas and commodity prices;

•	the impact of federal, provincial, and state governmental regulation on the Company;

•	expected levels of royalty rates, operating costs, general administrative costs, costs of services and other costs and expenses;

•	expectations regarding the Company’s ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory regimes and tax laws; and

•	realization of the anticipated benefits of acquisitions and dispositions.

These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of our management.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the marketability and price of oil and natural gas being affected by factors outside the Company’s control;

•	risks related to world oil and natural gas prices being quoted in U.S. dollars and the Company’s productions revenues being adversely affected by an appreciation in the Canadian dollar;

•	risks related to the Company’s ability to execute projects being dependent on factors outside the Company’s control;

•	risks related to oil and gas exploration having a high degree of risk and exploration efforts failing;

•	risks related to cumulative unsuccessful exploration efforts;

•	risks related to oil and natural gas operations involving hazards and operational risks;

•	risks related to seasonal factors and unexpected weather;

•	risks related to competition in the oil and gas industry;

•	risks related to the fact that the Company does not control all of the assets that are used in the operation of the Company’s business;

•	risks related to the Company’s ability to market oil and natural gas depending on its ability to transport the product to market;

•	risks related to high demand for drilling equipment;

•	risks related to title to the Company’s properties;

•	risks related to the Company’s ability to continue to meet its oil and gas lease or license obligations;

•	risks related to the Company’s anticipated substantial capital needs for future acquisitions;

•	risks related to the Company’s cash flow from reserves not being sufficient to fund its ongoing operations;

•	risks related to covenants in issued debt restricting the ability to conduct future financings;

•	risks related to the Company being exposed to third party credit risks;

•	risks related to the Company being able to find, acquire, develop and commercially produce oil and natural gas;

•	risks related to the Company’s properties not producing as projected;

•	risks related to the Company’s estimated reserves being based upon estimates;

•	risks related to future oil and gas revenues not resulting in revenue increases;

•	risks related to the Company managing growth;

•	risks related to the Company being dependent on key personnel;

•	risks related to the Company’s operations being subject to federal, state, local and other laws, controls and regulations;

•	risks related to uncertainty regarding claims of title and right of aboriginal people;

•	risks related to environmental laws and regulations;

•	risks related to the Company’s facilities, operations and activities emitting greenhouse gases;

•	risks related to the Company not having paid dividends to date;

•	risks related to the Company’s stock price being volatile;

•	risks related to the Company being a foreign private issuer.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  Some of the important risks and uncertainties that could affect forward-looking statements are described further under the section heading “Item 3. Key Information – D. Risk Factors” below.  If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.  Investors should consult our quarterly and annual filings with Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements.  We do not assume responsibility for the accuracy and completeness of these statements.

Forward-looking statements are based on our beliefs, opinions and expectations at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change, except as required by applicable law.

We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references in this annual report are to Canadian dollars ("$" or "Cdn$").

The following tables set forth the number of Canadian Dollars required to buy one U.S. Dollar based on the average, high and low nominal noon exchange rate as reported by the Bank of Canada for each of the last five fiscal years and each of the last six months.  The average rate means the average of the exchange rates on the last day of each month during the period.

	Canadian Dollars Per U.S. Dollars
	2009	2008	2007	2006	2005	2004
Average for the period	1.1416	1.0592	1.0697	1.1338	1.2108	1.2992

	For the Month of
	May 2010	April 2010	March 2010	February 2010	January 2010	December 2009
High for the period	1.0848	1.0201	1.0421	1.0772	1.0695	1.0748
Low for the period	1.0101	0.9961	1.0113	1.0371	1.0225	1.0366

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on June 24, 2010 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0432.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MCFD	thousand cubic feet per day
BOPD	barrels per day	MMcf	million cubic feet
Mbbls	thousand barrels	MMcf/d	million cubic feet per day
Mmbtu	million British thermal units	Mcfe	Thousand cubic feet of gas equivalent

Other
AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas).
BOE	Barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of 6 Mcf to one barrel.
BOE/D	Barrels of oil equivalent per day.
BCFE	Billion cubic feet equivalent
MBOE	Thousand barrels of oil equivalent.
NYMEX	New York Mercantile Exchange.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing Oklahoma for crude oil of standard grade.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3.  KEY INFORMATION.

A.           Selected Financial Data

The selected financial data and the information in the following table of the Company for the years ended December 31, 2005 - 2009 was derived from the audited consolidated financial statements of the Company.  These audited consolidated financial statements have been audited by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and the Company's audited consolidated financial statements under the heading "Item 18. Financial Statements".

The following table of selected financial data has been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP").  Reference is made to Note 21 of the audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007  included herein for a discussion of the material measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Canadian Generally Accepted Accounting Principles (Cdn$ in 000, except per share data)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Revenue	$6,471	$5,766	Nil	Nil	Nil
Net Income (Loss) for the Period	$(12,807)	$(20,891)	$(26,810)	$23,888	$(1,612)
Basin Income (Loss) Per Share	$(0.16)	$(0.29)	$(0.40)	$0.45	$(0.06)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (000)	78,926	72,211	66,588	52,564	25,612
Weighted Avg. Shares, diluted (000)	78,926	72,211	66,588	56,558	25,612
Year-end Shares (000)	95,791	73,652	70,128	60,900	39,017

Working Capital	$410	$(12,712)	$11,335	$11,769	$12,167
Resource Properties	$41,758	$57,684	$35,411	$25,880	$3,425
Long-term Investments	-	$2,722	$12,600	$36,539	-
Long-term Debt	$2,594	$3,446	Nil	$2,852	Nil

Capital Stock	$72,560	$64,939	$61,394	$48,671	$18,190

Retained Earnings (Deficit)	$(39,386)	$(26,579)	$(5,688)	$21,123	$(2,765)

Total Assets	$45,886	$62,643	$63,143	$80,678	$16,016

Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP (references are made to Note 21 of the accompanying consolidated audited financial statements):

	(Cdn$ in 000, except per share data)
	Year Ended December 31,
	2009	2008	2007	2006	2005
Net Income (Loss ) for the Period	$(10,454)	$(34,181)	$(29,523)	$23,828	$(3,485)
Earnings (Loss) Per Share	$(0.13)	$(0.47)	$(0.44)	$0.45	$(0.14)
Resource Properties	$30,660	$44,232	$34,783	$25,252	$1,917
Retained Earnings (Deficit)	$(54,969)	$(44,515)	$(10,334)	$19,189	$(4,639)

Total Assets	$34,788	$49,192	$62,515	$80,050	$14,509

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Recently Adopted Accounting Policies and Future Accounting Pronouncements

Canadian Pronouncements

(i)
Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(ii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities.  This guidance is adopted retrospectively, with restatement.   No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

(iii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs.  The adoption of this EIC did not have an effect on the Company’s financial statements.

(iv)
Effective January 1, 2009, the Company adopted the amended CICA Handbook Section 1000, Financial Statement Concepts, which clarifies the criteria for recognition of an asset, reinforcing the distinction between costs that should be expensed and those that should be capitalized.  The adoption of this Section did not have an effect on the Company’s financial statements.

Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)	The CICA issued the following new Sections: 1582 Business Combinations, 1601 Consolidations, and 1602 Non-Controlling Interest. These standards are effective January 1, 2011.

(ii)
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

United States Pronouncements

During 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update, "Amendments Based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification").  The Codification became the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the United States Securities and Exchange Commission ("SEC"). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance – authoritative and non-authoritative.  All non-grandfathered, non-SEC accounting literature that was not included in the Codification became non-authoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place.  Accordingly, the adoption had no impact on the Company’s consolidated financial position or results of operations.  All prior references to previous GAAP in the Company’s consolidated financial statements were updated for the new references under the Codification.

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

On July 1, 2009, the Company adopted authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. Adoption of the new guidance had  no impact on the Company’s financial statements.

On July 1, 2009, the Company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance had no impact on the Company’s financial statements.

On July 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance had no impact on the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes adoption of this new guidance will have no impact on the Company’s financial statements.

B.           Capitalization and Indebtedness

Not Applicable.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable.

D.           Risk Factors

An investment in a company engaged in oil and gas exploration involves an unusually high amount of risk,  unknown and known, present and potential, including, but not limited to the risks enumerated below.

Our failure to successfully address the risks and uncertainties described below would have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our common stock may decline and investors may lose all or part of their investment.  We cannot assure you that we will successfully address these risks or other unknown risks that may affect our business.

Risks related to commodity price fluctuations

The marketability and price of oil and natural gas are affected by numerous factors outside of the Company’s control.  Material fluctuations in oil and natural gas prices could adversely affect the Company's net production revenue and oil and natural gas operations.

Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the Company’s control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	the price and quantity of imports of crude oil and natural gas;

•	overall domestic and global economic conditions;

•
political and economic conditions in other oil and natural gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	the level of consumer product demand;

•	weather conditions;

•	the impact of the U.S. dollar exchange rates on oil and natural gas prices; and

•	the price and availability of alternative fuels.

The Company's ability to market its oil and natural gas depends upon its ability to acquire space on pipelines that deliver such commodities to commercial markets. The Company is also affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing and storage facilities and operational problems affecting such pipelines and facilities as well as extensive governmental regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and net present value of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company's net production revenue and a reduction in its oil and natural gas acquisition, development and exploration activities.

Because world oil and natural gas prices are quoted in U.S. dollars, the Company’s production revenues could be adversely affected by an appreciation of the Canadian dollar.

World oil and natural gas prices are quoted in U.S. dollars, and the price received by Canadian producers, including the Company, is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time. In recent years, the Canadian dollar has increased materially in value against the U.S. dollar. Such material increases in the value of the Canadian dollar may negatively impact the Company's production revenues. Further material increases in the value of the Canadian dollar would exacerbate this potential negative impact and could have a material adverse effect on the Company’s financial condition and results of operations. This increase in the exchange rate for the Canadian dollar and future Canadian/U.S. exchange rates could also negatively impact the future value of the Company's reserves as determined by independent petroleum reserve engineers.

Risks related to operating an exploration, development and production company

The Company’s ability to execute projects will depend on certain factors outside of its control.  If the Company is unable to execute projects on time, on budget or at all, it may not be able to effectively market the oil and natural gas that it produces.

The Company manages a variety of small and large projects in the conduct of its business. The Company's ability to execute projects and market oil and natural gas will depend upon numerous factors beyond the Company's control, including:

•	the availability of adequate financing;

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•	the supply of and demand for oil and natural gas;

•	the availability of alternative fuel sources;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	changes in governmental regulations;

•	the availability and productivity of skilled labor.

Because of these factors, the Company could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it produces.

Oil and Gas Exploration Has a High Degree of Risk and the Company's Exploration Efforts May Be Unsuccessful, Which Would Have a Negative Effect on the Company's Operations.

There is no certainty that the expenditures to be made by the Company in the exploration of its current projects, or any additional project interests it may acquire, as described herein, will result in discoveries of recoverable oil and gas in commercial quantities.  An exploration project may not result in the discovery of commercially recoverable reserves and the level of recovery of hydrocarbons from a property may not be a commercially recoverable (or viable) reserve which can be legally and economically exploited. If exploration is unsuccessful and no commercially recoverable reserves are defined, management would be required to evaluate and acquire additional projects which would require additional capital, or the Company would have to cease operations altogether.

Cumulative Unsuccessful Exploration Efforts by the Company's Personnel Could Result in the Company Having to Cease Operations.

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of oil and natural gas in commercial quantities.  Many exploration projects do not result in the discovery of commercially recoverable oil and gas deposits and this occurrence could ultimately result in the Company having to cease operations.

Oil and natural gas operations involve many hazards and operational risks, some of which may not be fully covered by insurance.  If a significant accident or event occurs for which the Company is not fully insured, the Company’s business, financial condition, results of operations and prospects could be adversely affected.

The Company’s involvement in the oil and natural gas exploration, development and production business subjects it to all of the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In particular, the Company may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company. In accordance with industry practice, the Company is not fully insured against all of these risks. Although the Company maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. For instance, the Company does not have insurance to protect against the risk from terrorism. Oil and natural gas production operations are also subject to all of the risks typically associated with such operations, including encountering unexpected geologic formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity.

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Oil and natural gas development activities, including seismic and drilling programs in northern Alberta and British Columbia, are restricted to those months of the year when the ground is frozen. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. In addition, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain, and additional seasonal weather variations will also affect access to these areas. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity during certain parts of the year.

The petroleum industry is highly competitive, and increased competitive pressures could adversely affect the Company’s business, financial condition, results of operations and prospects.

The petroleum industry is competitive in all of its phases. The Company competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Company's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than the Company. The Company's ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery and storage.

The Company does not control all of the assets that are used in the operation of its business and, therefore, cannot ensure that such assets will be operated in a manner favorable to the Company.

Other companies operate some of the assets in which the Company has an interest. As a result, the Company has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance.  The Company's return on assets operated by others will therefore depend upon a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

The Company’s ability to market oil and natural gas depends on its ability to transport its product to market.  If the Company is unable to expand and develop the infrastructure in the areas surrounding certain of its assets, it may not be able to effectively market the oil and natural gas that is produces.

Due to the location of certain of the Company's assets, both in Canada and the United States, there is minimal infrastructure currently available to transport oil and natural gas from the Company's existing and future wells to market.  As a result, even if the Company is able to engage in successful exploration and production activities, it may not be able to effectively market the oil and natural gas that it produces, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

Demand and competition for drilling equipment could delay the Company’s exploration and production activities, which could adversely affect its business, financial condition, results of operations and prospects.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. To the extent the Company is not the operator of its oil and natural gas properties, the Company will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to the Company’s oil and natural gas producing properties cannot be guaranteed and may be subject to prior recorded or unrecorded agreements, transfers, claims or other defects.

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the Company's claim. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on its operations and financial condition. In the event of an adverse judgment, we would lose its property rights.  A defect in the Company’s title to any of its properties may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company may be unable to meet all of the obligations necessary to successfully maintain each of the licenses and leases and working interests in licenses and leases related to its properties, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

The Company's properties are held in the form of licenses and leases and working interests in licenses and leases. If the Company or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire. None of the obligations required to maintain each license or lease may be met. The termination or expiration of the Company's licenses or leases or the working interests relating to a license or lease may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Risks related to financing continuing and future operations

The Company anticipates making substantial capital expenditures for future acquisition, exploration, development and production projects.  The Company may not be able to obtain capital or financing necessary to support these projects on satisfactory terms, or at all.

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Company's revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. Debt or equity financing, or cash generated by operations, may not be available to the Company or may not be sufficient to meet the Company’s requirements for capital expenditures or other corporate purposes.  Even if debt or equity financing is available, it may not be on terms acceptable to the Company. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times, thereby causing the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and it is currently utilizing its bank line of credit to fund its working capital deficit. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, not be able to take advantage of certain acquisition opportunities and reduce or terminate its level of operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, the Company's ability to expend the necessary capital to replace its reserves or to maintain its production will be impaired. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favorable terms.

Debt that the Company incurs in the future may limit its ability to obtain financing and to pursue other business opportunities, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

From time to time, the Company may enter into transactions to acquire assets or equity of other organizations. These transactions may be financed in whole or in part with debt, which may increase the Company's debt levels above industry standards for oil and natural gas companies of a similar size. Depending on future exploration and development plans, the Company may require additional equity and/or debt financing that may not be available or, if available, may not be available on favorable terms. None of the Company's organizational documents currently limit the amount of indebtedness that the Company may incur. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

The Company may be exposed to the credit risk of third parties through certain of its business arrangements.  Non-payment or non-performance by any of these third parties could have an adverse effect on the Company’s financial condition and results of operations.

The Company may be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures could have a material adverse effect on the Company’s financial condition and results of operations. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Company's ongoing capital program, potentially delaying the program and the results of such program until the Company finds a suitable alternative partner.

Risks related to maintaining reserves and acquiring new sources of oil and natural gas

The Company’s success depends on its ability to find, acquire, develop and commercially produce oil and natural gas, which is dependent on certain factors outside of the Company’s control.

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas.  The Company has only recently commenced production of oil and gas.  There is no assurance that the Company's other properties or future properties will achieve commercial production.  Without the continual addition of new reserves, the Company's existing reserves and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Company's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire new suitable producing properties or prospects. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Company may determine that current market conditions, the terms of any acquisition or participation arrangement or pricing conditions may make such acquisitions or participations uneconomical, and further commercial quantities of oil and natural gas may not be produced, discovered or acquired by the Company, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Properties that the Company acquires may not produce as projected, and the Company may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. However, the Company’s review of acquired properties is inherently incomplete, as it generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

The Company's estimated reserves are based on many assumptions that may prove to be inaccurate.  Any material inaccuracies in the reserve estimates or the underlying assumptions may adversely affect the quantities and present value of the Company’s reserves.

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquid reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth in this annual report on Form 20-F are estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas were estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves, and such variations could be material.

In accordance with applicable securities laws, GLJ (see "Item 4.D. Property, Plant and Equipment " herein) has used both constant and forecast prices and costs in estimating the reserves and future net cash flows contained in its report. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived from the Company's oil and gas reserves will vary from the estimates contained in both the GLJ and Gustavson reports, and such variations could be material. The report is based in part on the assumed success of activities the Company intends to undertake in future years. The reserves and estimated cash flows set out in the report will be reduced to the extent that such activities do not achieve the level of success assumed in the report.

The Company’s future oil and natural gas production may not result in revenue increases and may be adversely affected by operating conditions, production delays, drilling hazards and environmental damages.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Risks related to management of the Company

The Company may experience difficulty managing its anticipated growth.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to attract and retain qualified management and technical personnel to meet the needs of its anticipated growth. The inability of the Company to deal with this growth could have a material adverse impact on its business, financial condition, results of operations and prospects.

The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operation.

While engaged in the business of exploring mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company's growth will depend, on the efforts of its Senior Management, particularly its CEO, Robert Hodgkinson, its President of Dejour (USA), Harrison Blacker, its President of DEAL, Charles Dove, and Corporate Secretary and its Chief Financial Officer, Mathew Wong.

Risks related to federal, state, local and other laws, controls and regulations

The Company is subject to complex federal, provincial, state, local and other laws, controls and regulations that could adversely affect the cost, manner and feasibility of conducting its oil and natural gas operations.

Oil and natural gas exploration, production, marketing and transportation activities are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase the Company's costs, any of which may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, in order to conduct oil and natural gas operations, the Company requires licenses from various governmental authorities. There can be no assurance that the Company will be able to obtain all of the licenses and permits that may be required to conduct operations that it may desire to undertake.

There is uncertainty regarding claims of title and rights of the aboriginal people to properties in certain portions of western Canada, and such a claim, if made in respect of the property or assets of the Company, could adversely affect the Company’s business, financial condition, results of operations and prospects.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. The Company is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful it would have an adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company is subject to stringent environmental laws and regulations that may expose it to significant costs and liabilities, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Environmental laws may result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's business, financial condition, results of operations and prospects.

The Company's facilities, operations and activities emit greenhouse gases, which will likely subject the Company to possible future legislation regarding the regulation of emissions of greenhouse gases.

Announcements from the federal and provincial governments on regulations for greenhouse gas and air emissions legislation have caused uncertainty and changed the environmental regulation of natural resource development. The Company's exploration and production facilities and other operations and activities emit greenhouse gases. Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases.  While the federal government has largely abandoned its intent to comply with its Kyoto Protocol obligations, the federal government has provided a draft framework for the federal regulation of greenhouse gases.  As such, there is no federal legislative scheme in Canada for the regulation of greenhouse gases. Until that time, the impact of federal greenhouse gas regulation on the Company’s operations is unknown. These regulations may require the reduction of emissions produced by the Company's operations and facilities and the direct and indirect cost of compliance with the regulations may adversely affect the business, financial condition, results of operations and prospects of the Company.

In 2007, the Alberta government’s Climate Change Emissions Management Act and Specified Gas Emitters Regulation came into effect and require that facilities emitting more than 100,000 tonnes of greenhouse gases reduce their greenhouse gas emission intensity by 12 percent over their average intensity levels of 2003, 2004 and 2005.  If the emissions intensity target is not met through improvements in operations, compliance tools include: per tonne payment into the climate change emissions management fund; purchase of Alberta-based offsets or purchase of emission performance credits from a different Alberta facility.  Failure to comply with these regulations may result in a penalty of $200 per tonne of greenhouse gases over the allowable greenhouse gas emission intensity limit.

Risks related to investing in the Company

The Company has not paid any dividends on our common shares.  Consequently, an investor’s only opportunity currently to achieve a return on its investment will be if the market price of the Company’s common stock appreciates above the price that the investor paid for it.

The Company has not declared or paid any dividends on its common shares since the Company’s incorporation.  Any decision to pay dividends on the shares of the Company will be made by its board of directors on the basis of the Company's earnings, financial requirements and other conditions existing at such future time. See "Dividend Policy." Consequently, an investor’s only opportunity to achieve a return on its investment in the Company will be if the market price of the Company’s common stock appreciates and the investor is able to sell its shares at a profit.

The Company's stock price has been volatile and your investment in the Company's common shares could suffer a decline in value.

The Company's common shares are traded on the Toronto Stock Exchange and the NYSE Amex.  The market price of the Company's common shares may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.  See "Item 9.A. Offer and Listing Details" for detailed trading price information on the Company's common shares.

Dilution Through Employee/Director/Consultant/Agents Options Could Adversely Affect the Company's Shareholders.

Because the Company's success is highly dependent upon its respective employees, it has granted to some or all of its key employees, directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.  As of December 31, 2009, there were 4,416,682 share purchase options outstanding, of which 1,233,807 share purchase options are vested and exercisable. If all the vested options were exercised, it would result in an additional 1,233,807 common shares being issued and outstanding.

Because the Company may not pay any dividends on its common shares, investors seeking short-term dividend income or liquidity should not purchase the Company's shares.

The Company does not currently anticipate declaring and paying dividends to its shareholders in the near future. It is the Company's current intention to apply net earnings, if any, in the foreseeable future to increasing the Company's working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company's common shares. While the Company's wholly owned drilling subsidiary provides revenues, it currently has no revenues and a history of losses from its exploration activity, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of its shares, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company's board of directors, who currently do not intend to pay any dividends on the Company's common shares for the foreseeable future.

Risks related to the Company being a Foreign Private Issuer

As a foreign private issuer, the Company's shareholders may have less complete and timely data.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

It may be difficult to enforce judgments or bring actions outside the United States against the Company and certain of its directors and officers.

It may be difficult to bring and enforce suits against the Company. The Company is incorporated in British Columbia, Canada.  Many of the Company’s directors and officers are not residents of the United States some of the Company's assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or their officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company or their officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

Increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these regulations, including Sarbanes-Oxley Section 404 and National Instrument 52-109 of the Canadian Securities Administrators (“NI 52-109”). Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Common Shares. These rules and regulations have made it more difficult and more expensive for it to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 and/or NI 52-109 could be impaired, which could cause the Company’s stock price to decrease.

ITEM 4.   INFORMATION ON THE COMPANY

A.           History and Development of the Company

Introduction

The Company’s executive office is located at:

598 – 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E1
Telephone: (604) 638-5050
Facsimile: (604) 638-5051
Website: www.dejour.com
Email: rhodgkinson@dejour.com or mwong@dejour.com

The contact person is: Mr. Robert L. Hodgkinson, Chairman and Chief Executive Officer or Mr. Mathew H. Wong, Chief Financial Officer and Corporate Secretary.

The Company's common shares trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange AMEX (“NYSE-AMEX”) under the symbol “DEJ”.

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

As of December 31, 2009 there were 95,791,038 common shares issued and outstanding. As of December 31, 2009 there were no First Preferred Shares and no Second Preferred Shares issued and outstanding. As of March 31, 2010, the latest fiscal period for which financial statements are available, there were 98,698,372 common shares issued and outstanding, and no First Preferred Shares and no Second Preferred Shares issued and outstanding.

Incorporation and Name Changes

Dejour Enterprises Ltd. was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd.  On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation which became effective on October 1, 2003. In 2005, the Company was continued into British Columbia under the Business Corporations Act (British Columbia).

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, common shares issued for property, common shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds (Cdn$)
Fiscal 2007	Private Placement (1)	3,773,980	10,001,047
	Private Placement (2)	1,000,000	1,820,000
	Conversion of Convertible Debentures (3)	273,399	394,752
	Exercise of Warrants	3,444,490	2,859,863
	Exercise of Stock Options	736,737	557,800

Fiscal 2008	Conversion of Convertible Debentures (4)	884,242	1,214,497
	Exercise of Warrants	958,263	1,447,464
	Exercise of Stock Options	1,681,048	887,621

Fiscal 2009	Exercise of Stock Options	631,856	273,223

	Private Placement(5)	2,710,332	1,626,199

	Public Offering(6)	10,766,665	3,425,060

Fiscal 2010	Private Placement(7)	2,907,334	1,017,567

(1)
 The Private Placement consisted of 3,773,980 common share units at $2.65 per unit for gross proceeds of $10,001,047. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full warrant is convertible to one common share at a price of $3.35 before May 25, 2009. Finders’ fees of $493,215 and other related costs of $30,564 were paid in relation to the placement. The Company also issued 217,139 agent compensation warrants, exercisable at $3.35 per share before December 31, 2008.

(2)
The Private Placement consisted of 1,000,000 flow-through common shares at a price of $1.82 per share. Gross proceeds from the placement were $1,820,000, which is committed to be spent on qualifying Canadian Exploration Expenditures. In relation to the placement, the Company paid $9,600 in related costs.

(3)	During the year, the Company issued 273,399 shares pursuant to the conversion of US$349,850 in principal and US$12,493 of interest payable of convertible debentures.

(4)	During the year, the Company issued 884,242 common shares pursuant to the conversion of US$1,047,995 in principal and US$145,731 of interest payable of convertible debentures.

(5)
In October 2009, the Company completed a private placement and issued 2,710,332 flow-through shares (“FTS”) at $0.60 per share. Gross proceeds raised were $1,626,199. In connection with this private placement, the Company paid finders’ fees of $83,980 and other related costs of $73,427.

(6)
In December 2009, the Company completed a public offering and issued 10,766,665 units at US$0.30 per unit. Each unit consists of 10,766,665 common shares and 8,075,000 share purchase warrants, exercisable at US$0.40 per share on or before December 23, 2014. Gross proceeds raised were $3,425,060 (US$3,230,000). In connection with this public offering, the Company paid finders’ fees of $203,180 and other related costs of $140,790. The Company also issued 645,999 agent’s warrants, exercisable at US$0.46 per share on or before November 3, 2014. The grant date fair values of the warrants and agent’s warrants, estimated to be $888,250 and $71,060 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

(7)
In March 2010, the Company completed a private placement and issued 2,907,334 flow-through units at $0.35 per unit.  Each unit consists of 2,907,334 common shares and 1,453,667 share purchase warrants, exercisable at $0.45 per share on or before March 3, 2011. Gross proceeds raised were $1,017,567. In connection with this private placement, the Company paid finders’ fees of $54,575 and other related costs of $52,711. The Company also issued 37,423 agent’s warrants, exercisable at $0.45 per share on or before March 3, 2011.

Past Capital Expenditures

Fiscal Year

Fiscal 2007	$8,152,987	(1)
Fiscal 2008	$27,658,300	(2)
Fiscal 2009	$2,626,488	(3)

(1)
$15,293 of these funds was spent on the purchase of equipment; and $8,137,694 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 6 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2007, filed with the Company’s annual report on Form 20-F on June 30, 2008.)

(2)
$67,049 of these funds was spent on the purchase of equipment; and $27,591,251 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 7 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2008, filed with the Company’s annual report on Form 20-F on June 30, 2009.)

(3)
$39,279 of these funds was spent on the purchase of equipment; and $2,587,209 was spent on the Company’s resource properties. (For a breakdown on the resource property expenditures, see Note 6 to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2009, filed with this annual report on Form 20-F.)

2010 Capital Expenditures

The Company considers that it has adequate resources to maintain its contemplated operations for the next twelve months. The Company will continue to rely on successfully completing additional financing and/or conducting joint venture arrangements to identify and acquire future properties.  There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements.  The failure to obtain such financing or joint venture agreements could result in the Company being unable to identify and acquire future properties.  See “Item 4. Information on the Company - History and Development of the Company” and “Item 3. Key Information – Risk Factors – Additional Financing; and Exploration Risks”.

As 2010 begins, oil prices have stabilized around US$80/barrel and many in the industry are seeing signs that the gas market is returning to a supply demand balance. The Company now believes that this is the time to move forward on the development of our key Piceance Basin acreage. Under moderate commodity prices forecasts of US$80/barrel for oil and US$6/Million BTU’s for natural gas, we believe that our major projects are sufficiently robust to attract competitive financing, allowing us to undertake important investments in the growth of the Company in 2010 and 2011 without significant dilution of the value of the projects.

As we move into 2010, we are witnessing a return to a much more favorable growth environment, perhaps best illustrated by the increase in the Company’s Net Proved and Probable Reserves which climbed from approximately 6 BCFE as at December 31, 2008 to over 217 BCFE as at December 31, 2009.  A reserve and value increase for the Company resulting directly from the actions taken to preserve the company core assets in 2009.

In 2010, we anticipate an improving business environment and improving conditions in the financial markets for the Company and its projects.  Company growth over the next one to two years will come from exploiting development opportunities at Drake/Woodrush property and from the development of low risk, high value resource plays identified in the Montney in northwestern British Columbia and in select Piceance Basin properties.

The Company's business objective remains the economic development of key projects and growth opportunities, resulting in the enhancement of shareholder value.  This will be accomplished through prudent investment in and management of the Company’s portfolio of producing and non producing assets, combined with a limited program of strategic acquisitions and divestitures in our core operating areas.

Currently, we have no capital expenditure commitments.

Anticipated Capital Expenditures for 2010 are as follows:  $100,000 on the purchase of equipment and $6.5 million on the Company’s resource properties.

B.           Business Overview

General

Since the divestiture of the Company’s uranium exploration properties in December 2006, the Company is principally an exploration-stage company engaged in the acquisition, exploration and development of oil and gas properties.  The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 129,000 net acres of oil and gas leases in the following regions:

•	The Peace River Arch of northwestern British Columbia and northeastern Alberta, Canada

•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains

In the second quarter of 2008, the Company commenced production and started receiving revenue from its Peace River Arch oil and gas properties, realizing the shift from a pure play exploration company to an exploration and production company.

Summary

Over the 2008 and 2009 time frame the Company has evolved its forward focus from acquiring resource potential toward conversion of resources into reserves. This process involved several distinct steps on the same continuum including:

•	Classification and prioritization of acreage based on economic promise, technical robustness, infrastructural and logistic advantage and commercial maturity

•	Evaluation and development planning for top tier acreage positions

•	Developing partnerships within financial and industry circles to speed the exploitation process, and

•	Aggressively bringing production on line where feasible.

As a result of these moves, the Company’s asset characterization has moved toward more tangible low risk near term development projects, moderate risk appraisal opportunities and modest risk exploration potential with a benign lease expiration profile.

The Company’s business objective is to grow our oil and gas production and generate sufficient cash flow to continue to expand company operations and enhance shareholder value.  We intend to achieve our objectives through a strategy of acquiring oil and gas assets in areas and projects that we believe have high potential and through prudent investment and management.

Three Year History

2009

In 2009, the Company’s focus was on the restructuring of current assets and operations to reduce debt and lower operating costs while maintaining all prospective acreage holdings and positioning for renewed drilling activities as both the business environment and commodity prices improved.

Despite the difficult environment faced in 2009, the Company was able to achieve all major objectives and also make significant progress on key strategic initiatives that resulted in the following:

1.
Increased Net Proved and Probable Reserves by more than 3,500% from slightly more than 6 BCFE to over 217 BCFE.  The before tax discounted (NPV10) value of the Company’s proved and probable reserves, net of all future costs for development is now valued at  $324 million.  This is up from $31 million as at December 31, 2008. The major increase in reserves results from developments in the Gibson Gulch field in the Piceance Basin where the Company holds a 72% working interest in 2200 gross acres.  This property is discussed in more detail later in this report.

2.	Reduced debt from $18.3 million to $6.2 million.

3.	Eliminated working capital deficit of $12.7 million at the end of 2008 and end 2009 with a positive working capital of $410,000.

4.	Raised $5 million of equity under challenging market conditions that allowed the Company to execute its winter drilling program in Woodrush Field.

5.	Strengthening our Board of Directors with the addition of Stephen Mut as Co-Chairman of the Board and Darren Devine as Director.

6.
In 2009, the Company disposed of all of its holdings in Titan Uranium for proceeds of $2,305,491. Dejour retains a 10% carried interest and 1% Net Smelter Return on approximately 578,365 acres of uranium leases.

2008

1.	Piceance and Uinta Basins, US

•	Increased land holdings to 128,000 net acres

•
The Company and its partner, Brownstone Ventures, signed a joint-operating agreement with Fidelity Exploration Production Company, a subsidiary of MDU Resources Group Inc., over 14,000 acres of leases held by Dejour and Brownstone. Under the agreement, Fidelity will be the operator of the acreage which will be owned 65% by Fidelity, 25% by Dejour, and 10% by Brownstone.

•
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

•
Entered into a Purchase and Sale agreement with Retamco Operating.   Dejour received an additional 64,000 net acres in Colorado and Utah from Retamco in exchange for Dejour’s 25% Working Interest in approximately 3,500 acres and two wells at North Barcus Creek and a cash payment of US$4,000,000.

2.	Peace River Arch, Canada

•
Completed the drilling of 11 wells, 9 of which were operated by the Company with an average working interest of 95%, and 2 wells partner-operated with an average working interest of 35%. 5 of the wells were placed in production as gas wells, 1 was placed in production as an oil well, and 1 well was producing oil and gas.

•	Acquired 6,350 net acres in a new “Montney” formation natural gas prospect in British Columbia.

3.	Common share listing upgraded to TSX from TSX Venture Exchange

4.	Obtained a $7 million bank line of credit and $2.55 million loan from a related party for exploration program in Canada

5.	Obtained a US$4 million loan from a working interest partner to purchase additional acreage in the US

2007

1.	Raised net proceeds of $14.7 million from private placements financing and the exercise of share purchase warrants and stock options

2.
Drilled and discovered the Drake / Woodrush oil & gas project and participate in the drilling of two wells with 25% working interest - N. Barcus Creek #1-12 and #2-12 wells, located in the Piceance Basin in (Rio Blanco County) Colorado

3.	Focused on the acquisition and drilling of oil and gas projects, including the North Barcus Creek project in Colorado and properties in the Peace River Arch area of Alberta / British Columbia.

4.	In Alberta / British Columbia, six prospects were successfully produced.

US Activities

Gibson Gulch

The Company has moved forward aggressively to begin the process of bringing this low risk development project into production. Dejour’s has a 72% working interest in this 2,200 acre project which is ideally situated for exploitation of thick columns of both the Williams Fork and Mancos shale bodies. The Williams Companies, Inc. (NYSE: WMB) and Bill Barrett Corporation (NYSE: BBG) are developing and producing on adjacent acreage to the east, west and north of the Company’s acreage. An independent reserve evaluator, Gustavson Associates, assigned 60 BCF in proven undeveloped reserves to Dejour’s net acreage at Gibson Gulch as of December 31, 2009.

Dejour USA is working closely with important constituents including local citizenry and government, the Bureau of Land Management and the Colorado Division of Wildlife to develop a mutually acceptable development plan for this environmentally sensitive area.  After all permits are received, current plans call for drilling to commence in mid 2011 with production to begin later in that year. During Q1 2010, the Company was granted approval to develop a 660 acre portion of the Gibson Gulch leases with 10-acre spacing. Approval of this spacing on the remainder of the lease acreage would enable Dejour and its partner to drill up to 220 wells (158 wells net to Dejour) from a few multi-well drilling pads to optimally exploit the gas reserves in the subsurface.

South Rangely

Over 2009, Dejour developed a plan for evaluation and subsequent exploitation of an oil prospect at South Rangely. During 2010, the Company plans to drill an evaluation well on the 7,000 acre lease located just south of Rangely field. Recent advances in horizontal drilling and fracture stimulation technology have moved this previously marginal development into robust economic status. Successful drilling and production by an operator on offsetting acreage makes this project relatively low risk with the degree of economic success to be a function of the quality of the completion design. Success at South Rangely may allow the Company to revisit plans to evaluate and potentially exploit a 22,000 acre tract at the Company’s North Rangely. This acreage had previously been subject to farm-out with Laramie Energy II LLC. Due to market conditions, Laramie declined to follow through with the farm-out terms and the acreage has reverted to Dejour control with Dejour currently holding a 72% working interest of 22,000 acres in North Rangely.

Roan Creek

South and west of Gibson Gulch, Dejour owns 72% of the 1400+ acre Roan Creek evaluation project. This gas prone opportunity is located very close to and sandwiched between existing Williams Fork gas fields operated by Occidental and Chevron. While it is likely that the pay in the Williams Fork at Roan Creek will be somewhat thinner than is found to the east, Roan Creek has potential for pay in the Mancos/Niobrara interval that can be tested via an exploratory tail to a Williams Fork appraisal well. During 2009, the various geologic and commercial studies conducted by the Company highlighted the potential at Roan Creek which provided the driving force for a single well drilling program to be conducted in late 2010 or early 2011. Success at Roan Creek is expected to make some 3,000+ additional acres currently held by the Company prospective.

Future Exploration and Evaluation

Dejour retains a substantial amount of acreage prospective for oil and gas exploitation in other sections of the Piceance and Uinta basins. Dejour’s 109,400 net acre position was sculpted over the 2006-2008 period.  Dejour is operator of approximately 130,000 acres and is a non-operator in another 110,000 acres where Retamco Operating Inc. and Fidelity Exploration and Production Company operate.

As a result of a reasonably comprehensive geologic and commercial study in 2009, Dejour has high graded three future development and appraisal projects including:

•
Plateau - This 7,300 acre (gross) project located south of Roan Creek in the Piceance Basin has Williams Fork potential as evidenced by successful drilling by EnCana Corporation at acreage adjacent to the Company’s holdings.

•
Greentown - This 15,000 acre (gross) prospect in the Uinta Basin in eastern Utah has oil potential as evidenced by drilling success encountered by Delta Petroleum in 2008. This area remains technically challenging due to issues associated with salt layers overlaying the target zone.

These potential developments will continue to be matured over 2010 with exploration or evaluation drilling scheduled for 2011/2012. Exploitation of these opportunities will in all likelihood proceed only after developments at Gibson Gulch, South Rangely and Roan Creek reach equilibrium stage.

Prospective acreage is located throughout the remainder of Dejour’s land holdings. These positions, which were identified during studies conducted during 2008 and 2009, will be high graded over the years of 2010 to 2012 so that exploration and appraisal drilling programs can be developed for the middle part of the decade. If during further studies, certain acreage is deemed to have potential, it is possible for that acreage to leap the queue and assume a higher priority status than it currently enjoys.

Canadian Activities

The Company’s wholly-owned subsidiary, Dejour Energy (Alberta) Ltd. (“DEAL”), currently has interests in oil and gas properties in the Peace River Arch located principally in northeastern British Columbia.

In 2009, production from Dejour operated wells averaged about 456 BOE/D (202 BOPD of oil and natural gas liquids and 1,524 MCFD of gas).  At year end, gas production was limited due to restrictions imposed by a third party providing compression services. December production averaged 277 BOE/D (122 BOPD of oil and 930 MCFD of gas).

As at December 31, 2009, DEAL’s holdings totaled 20,247 net acres concentrated in the Peace River Arch and the Montney shale basin.

Woodrush/Drake

After completing a comprehensive study of the Woodrush/Drake area in 2009, Dejour determined that the area presented room for value increase. Based on the recommendations of that study, the Company implemented a five point program which included:

•	Operating cost reduction

•	Production increase from existing wells

•	Acquisition of additional prospective acreage

•	Seismic data acquisition and analysis

•	Step-out drilling from existing production based on seismic data.

During the second half of the year, DEAL made personnel and field management changes to reduce costs. Key to this program was the installation of a more cost effective gas compression system. Production from wells were temporarily shut in due to low gas prices and returned to service when commodity prices improved.

DEAL was the successful bidder for 1,579 net acres of Crown land located adjacent to the northern boundary of the Woodrush lease which was offered for lease in November 2009. The price paid for this acquisition was approximately $340,000.

Late in 2009, the Company began preparations for a 3-D seismic survey designed to investigate the northern portion of the Woodrush lease and the southern portion of the newly acquired acreage. The survey was shot, processed and interpreted in late 2009/early 2010 with several drilling locations identified. Rigs were contracted and two or three wells are anticipated to be drilled before activity is truncated at time of “break-up” in the water prone areas which overlay the prospective oil and gas deposits.

In late 2009 and prior to the seismic survey, DEAL drilled, sidetracked and suspended an oil and gas well with hydrocarbon shows in several intervals. The well location was based upon previously acquired seismic data.

During 2009, DEAL sold 25% of its interest in Woodrush/Drake for $4,500,000 in cash.  Proceeds from the sale of the interest were used to fund expanded Woodrush/Drake investments and to reduce the Company’s outstanding bank line of credit. DEAL’s working interest in Woodrush/Drake was 75% as at December 31, 2009.

Subsequent to December 31, 2009, DEAL installed gas compression facilities at Woodrush that eliminated third party restrictions and lowered compression costs. By mid-March 2010, Dejour’s net 75% production had climbed to 465 BOE/D (120 BOPD and 2,100 MCFD).  In the second half of March, DEAL drilled, completed and tested two additional wells at Woodrush.  The first well was productive in the Gething formation and tested at a rate in excess of gross 900 MCFD (net 675 MCFD) of natural gas.  The second well was productive in the Halfway formation and tested at a rate in excess of gross 500 BOPD (net 375 BOPD) of oil.  These wells are anticipated to be tied into production early in the second quarter of 2010.

Saddle Hills

DEAL maintains a 25% working interest in 5,000 acres with two capped gas wells in the Saddle Hills area. The two wells are operated by Zargon Energy Trust, one of the Company’s joint-venture partners.

Carson Creek

In June 2009, DEAL completed the sale of its 100% working interest in Carson Creek to an unrelated third party for $2,100,000.

Buick Creek (Montney Shale Basin)

DEAL acquired 6,352 gross and net acres in the emerging Montney natural gas resource play in northeastern British Columbia during 2008.  In early 2009, the Company also acquired an existing wellbore which the Company believes can be used for re-entry and testing of the play.

United States vs. Foreign Sales/Assets

Commencing the second quarter of fiscal 2008, the Company recorded its reported oil and gas revenue.

Revenue for fiscal year ended:	Canada	United States

12/31/2008	$5,751,672	$13,883
12/31/2009	$6,785,995	$114,200

Asset Location as of:	Canada	United States

12/31/2005	$14,788,338	$1,228,015
12/31/2006	$55,495,194	$25,182,534
12/31/2007	$35,181,268	$27,962,231
12/31/2008	$32,758,495	$29,884,691
12/31/2009	$16,874,298	$29,011,578

Government Regulations

The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates.  Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety.  Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations.  Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees.  Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2010 and future years.

The health and safety of employees, contractors and the public, as well as the protection of the environment, is of utmost importance to the Company. The Company endeavours to conduct its operations in a manner that will minimize adverse effects of emergency situations by:

•	complying with government regulations and standards;

•	following industry codes, practices and guidelines;

•	ensuring prompt, effective response and repair to emergency situations and environmental incidents; and

•	educating employees and contractors of the importance of compliance with corporate safety and environmental rules and procedures.

The Company believes that all Company personnel have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved

Competition

The Company operates in geographical areas where there is strong competition by other companies for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators, many of whom have greater financial and personnel resources than the Company.  The Company’s ability to acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers is dependent upon developing and maintaining close working relationships with its current industry partners and joint operators, and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

The Company competes with many companies possessing greater financial resources and technical facilities for the acquisition of oil and gas properties, exploration and production equipment, as well as for the recruitment and retention of qualified employees.

Seasonality

All of the Company's operations in Canada are affected by seasonal operating conditions.  DEAL holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. In 2007 and the first half of 2008 higher demand increased world commodity prices. Recently there has been a significant change in the supply demand balance and commodity prices have fallen dramatically. The Company expects this condition to persist for several months but the Company believes that a balance between production and consumption and a stable price environment will be reestablished by the end of 2010.

C.           Organizational Structure

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

Intercorporate Relationships

The Company has four 100% owned subsidiaries:  Dejour Energy (USA) Corp. (“Dejour USA”), a Nevada corporation, holds its United States oil and gas interests, Dejour Energy (Alberta) Ltd. (“DEAL”) and Wild Horse Energy Ltd. (“Wild Horse”), Alberta corporations, hold its Canadian oil and gas interests except the Montney (Buick Creek) property, and 0855524 B.C. Ltd. (“0855524”), a British Columbia Corporation, holds the Montney (Buick Creek) property.

D.           Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 2,519 sq. ft. at  598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1.  The Company began occupying these facilities on July 1, 2009.  Current monthly base rent is $6,088.

Resource Properties

The Company’s current focus is on oil and gas properties located in the United States and Canada. The Company formerly had direct interest in uranium exploration properties, which it sold to Titan Uranium Inc. in 2006 for Titan common shares. The Company sold all of its Titan common shares in 2009, but retains a 1% NSR on all the properties sold to Titan, and a 10% working interest in each claim, carried by Titan to a completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% NSR.

The Company currently has oil and gas leases in northeastern British Columbia and Northwestern Alberta, and in the Piceance and Uinta Basins in Colorado and Utah. The Company’s resource property interests are described below:

United States Oil and Gas Properties

In July 2006, the Company’s U.S. subsidiary, Dejour USA, entered into a participation agreement (the "2006 Retamco Agreement") with Retamco Operating, Inc. (“Retamco”), a U.S. privately owned oil and gas corporation, and Brownstone Ventures (US) Inc. (“Brownstone”), a subsidiary of Brownstone Ventures Inc., a Canadian company listed on the TSX-V.  Under the agreement, Dejour USA and Brownstone agreed to participate in the ownership of specified oil and gas leasehold interests and related exploration and development of those leases located in the Piceance, Uinta and Paradox Basins of western Colorado and eastern Utah.

In June 2008 Dejour USA entered into a further purchase and sale agreement with Retamco resulting in Dejour USA acquiring an additional 64,000 net acres involving the same properties in which it purchased an interest in the 2006 Retamco Agreement.  Additionally, as a part of this latter agreement Dejour USA sold its 25% working interests in two wells in the North Barcus Creek Prospect (located in Piceance Basin, Colorado) and roughly 3,682 net acres in the Rio Blanco Deep Prospect (located in northern Colorado).

During Fiscal 2009, certain leases expired. As of December 31, 2009, the Company had approximately 110,000 net acres in the Colorado/Utah Project.

Gibson Gulch Prospect Area

The Gibson Gulch Prospect Area in Garfield County, Colorado, consists of 3,625 gross acres of sparsely drilled acreage, within the prospective conventional / continuous gas resource trend in the Uinta-Piceance Basin.

The Company has moved forward to begin the process of bringing this low risk development project into production. Dejour’s has a 72% working interest in this 2200 acre project which is ideally situated for exploitation of thick columns of both the Williams Fork and Mancos shale bodies. The Williams Companies, Inc. and Bill Barrett Corporation are developing and producing on adjacent acreage to the east, west and north of the Company’s acreage.  Dejour USA is working closely with important constituents including local citizenry and government, the Bureau of Land Management and the Colorado Division of Wildlife to develop a mutually acceptable development plan for this environmentally sensitive area.  After all permits are received, current plans call for drilling to commence in mid 2011 with production to begin later in that year. Subsequent to year-end, the Company was granted approval to develop a 660 acre portion of the Gibson Gulch leases with 10-acre spacing. Approval of this spacing on the remainder of the lease acreage would enable Dejour and its partner to drill up to 220 wells (158 wells net to Dejour) from a few multi-well drilling pads to optimally exploit the gas reserves in the subsurface.

Green River Prospect Area

The Green River Prospect Area in Grand County, Utah, consists of 15,466 gross acres of sparsely drilled acreage in the transitional area between the Uinta-Piceance Basin and the Paradox Basin.

Rangely Prospect Area

The Rangely Prospect Area is just south of  Rangely Field near the Utah border. In the Rangely prospect area, fractured Mancos Shale is producing gas. The Mancos also contains sandstone intervals, Mancos A and Mancos B, which can be productive. The eastern shoulder of the Douglas Creek Arch and the flanks of the Rangely Anticline as well as other areas of the basin are being explored for this Cretaceous age strata. The Mancos is also considered a source rock in the area.

Over 2009, Dejour developed a plan for evaluation and subsequent exploitation of an oil prospect at South Rangely. During 2010, the Company plans to drill an evaluation well on the 7,000 acre lease located just south of the Rangely field. Recent advances in horizontal drilling and fracture stimulation technology have moved this previously marginal development into robust economic status. Successful drilling and production by an operator on offsetting acreage makes this project relatively low risk with the degree of economic success to be a function of the quality of the completion design. Success at South Rangely may allow the Company to revisit plans to evaluate and potentially explore and potentially exploit a 22,000 acre tract at the Company’s North Rangely. This acreage had previously been subject to a farm-out with Laramie Energy II LLC. Due to market conditions, Laramie declined to follow through with the farm-out terms and the acreage has reverted to Dejour control with Dejour currently holding a 72% working interest of 22,000 acres in North Rangely.

Roan Creek Prospect Area

South and west of Gibson Gulch, Dejour owns 72% of the 1400+ acre Roan Creek evaluation project. This gas prone opportunity is located very close to and sandwiched between existing Williams Fork gas fields operated by Occidental and Chevron. While it is likely that the pay in the Williams Fork at Roan Creek will be somewhat thinner than is found to the east and west, Roan Creek has potential for pay in the Mancos/Niobrara interval that can be tested via an exploratory tail to a Williams Fork appraisal well. During 2009, the various geologic and commercial studies conducted by the Company highlighted the potential at Roan Creek which provided the driving force for a single well drilling program to be conducted in late 2010 or early 2011. Success at Roan Creek is expected to make some 3,000+ additional acres currently held by the Company prospective.

Other Prospect Areas

As of December 31, 2009, Dejour had approximately 84,000 net acres in the following prospect areas, which are considered as non-core projects of the Company:

Area	Prospect	Net acres to Dejour
	Book Cliffs	11,270
Piceance	Plateau	4,724
	Gunnison	1,204
Paradox	San Juan	169
	Bitter Creek	831
	Bonanza	337
	Cisco	5,379
Uinta	Displacement	4,443
	Gorge Spg	1,913
	Oil shale	899
	Seep Ridge	361
	Tri County	1,397
	Meeker	3,607
Northern	Pinyon	5,117
Colorado	Waddle Creek	212
	Rio Blanco	194
Sub-Thrust	Dinosaur	41,112
	Ashley	480
Sand Wash	Sand Wash	227
Total		83,876

Future Exploration and Evaluation

Dejour retains a substantial amount of acreage prospective for oil and gas exploitation in other sections of the Piceance and Uinta basins. Dejour’s 109,400 net acre position was sculpted over the 2006-2008 period.  Dejour is operator of approximately 130,000 acres and is a non-operator in another 110,000 acres where Retamco Operating Inc. and Fidelity Exploration and Production Company operate.

As a result of a geologic and commercial study in 2009, Dejour has high graded three future development and appraisal projects including:

•
Plateau - This 7,300 acre (gross) project located south of Roan Creek in the Piceance Basin has Williams Fork potential as evidenced by successful drilling by EnCana at acreage adjacent to the Company’s holdings.

•
Greentown - This 15,000 acre (gross) prospect in the Uinta Basin in eastern Utah has oil potential as evidenced by drilling success encountered by Delta Petroleum in 2008. This area remains technically challenging due to issues associated with salt layers overlaying the target zone.

These potential developments will continue to be matured over 2010 with exploration or evaluation drilling scheduled for 2011/2012. Exploitation of these opportunities will in all likelihood proceed only after developments at Gibson Gulch, South Rangely and Roan Creek reach equilibrium stage.

Prospective acreage is located throughout the remainder of Dejour’s land holdings. These positions, which were identified during studies conducted during 2008 and 2009, will be high graded over the years of 2010 to 2012 so that exploration and appraisal drilling programs can be developed for the middle part of the decade. If during further studies, certain acreage is deemed to have potential, it is possible for that acreage to assume a higher priority status than it currently enjoys.

Canadian Oil and Gas Properties

The Company’s wholly-owned subsidiary, Dejour Energy (Alberta) Ltd., currently has interests in oil and gas properties in the Peace River Arch located principally in northeastern British Columbia.

The Canadian oil and gas property interests of the Company are described below:

Drake/Woodrush

After completing a comprehensive study of the Woodrush/Drake area in 2009, Dejour determined that the area presented room for value increase. Based on the recommendations of that study, the Company implemented a five point program which included:

•	Operating cost reduction

•	Production increase from existing wells

•	Acquisition of additional prospective acreage

•	Seismic data acquisition and analysis

•	Step-out drilling from existing production based on seismic data.

During the second half of the year, DEAL made personnel and field management changes to reduce costs. Key to this program was the installation of a more cost effective gas compression system. Production from wells were temporarily shut in due to low gas prices and returned to service when commodity prices improved.

DEAL was the successful bidder for 1,579 net acres of Crown land located adjacent to the northern boundary of the Woodrush lease which was offered for lease in November 2009. The price paid for this acquisition was approximately $340,000.

Late in 2009, the Company began preparations for a 3-D seismic survey designed to investigate the northern portion of the Woodrush lease and the southern portion of the newly acquired acreage. The survey was shot, processed and interpreted in late 2009/early 2010 with several drilling locations identified. Rigs were contracted and two or three wells are anticipated to be drilled before activity is truncated at time of “break-up” in the water prone areas which overlay the prospective oil and gas deposits.

In late 2009 and prior to the seismic survey, DEAL drilled, sidetracked and suspended an oil and gas well with hydrocarbon shows in several intervals. The well location was based upon previously acquired seismic data.

During 2009, DEAL sold 25% of its interest in Woodrush/Drake for $4,500,000 in cash.  Proceeds from the sale of the interest were used to fund expanded Woodrush/Drake investments and to reduce the Company’s outstanding bank line of credit. DEAL’s working interest in Woodrush/Drake was 75% as at December 31, 2009.

Subsequent to December 31, 2009, DEAL installed gas compression facilities at Woodrush that eliminated third party restrictions and lowered compression costs. By mid-March 2010, Dejour’s net 75% production had climbed to 465 BOE/D (120 BOPD and 2,100 MCFD).  In the second half of March, DEAL drilled, completed and tested two additional wells at Woodrush.  The first well was productive in the Gething formation and tested at a rate in excess of gross 900 MCFD (net 675 MCFD) of natural gas.  The second well was productive in the Halfway formation and tested at a rate in excess of gross 500 BOPD (net 375 BOPD) of oil.  These wells have been tied into production in May 2010.

Saddle Hills

DEAL maintains a 25% working interest in 5,000 acres with two capped gas wells in the Saddle Hills area. The two wells are operated by Zargon Energy Trust, one of the Company’s joint-venture partners.

Carson Creek

In June 2009, DEAL completed the sale of its 100% working interest in Carson Creek to an unrelated third party for $2,100,000.

Buick Creek (Montney)

DEAL acquired 6,352 gross and net acres in the emerging Montney natural gas resource play in northeastern British Columbia during 2008.  In early 2009, the Company also acquired an existing wellbore which the Company believes can be used for re-entry and testing of the play.

Reserve Data

In 2009, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties”, is dated March 24, 2010 and has an effective date of December 31, 2009.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company.  Their report, titled “Reserve and Resources Evaluation Report, Dejour Energy (USA) Corp., Leasehold Uintah, Grand, and Emery Counties, Utah and Moffat, Rio Blanco, Garfield, Mesa, Delta, and Gunnison Counties, Colorado, USA” is dated March 12, 2010 and has an effective date of January 1, 2010.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarize the oil, liquids and natural gas reserves of the Company.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2009 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

	Reserves
Reserves Category	Oil (Mbbl)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
PROVED
Developed
Canada	70	743	4
Undeveloped
Canada	28	10	0
United States	397	60,197	0
TOTAL PROVED	495	60,950	4

Proved Undeveloped Reserves

Total Proved Undeveloped Reserves
Oil (Mbbl)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
425	60,207	0

The significant majority of the undeveloped reserves are scheduled to be developed within the next five years.

In 2009, we worked closely with important constituents to develop a development plan for the Gibson Gulch area in Colorado, US. The outcome of the development plan confirmed the existence of proved undeveloped reserves in this area. In 2009, we did not incur any expenditure to convert proved undeveloped reserves into developed reserves.

Reserves Price Sensitivity

The Company’s management uses forward-looking market-based data in developing its drilling plans, assessing its capital expenditure needs and projecting future cash flows.  We believe that using the forecast price yields a better indication of the likely economics of proved reserves than the trailing average 12-month average prices required by the SEC’s reserve rules.

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2009
	Natural Gas (Mmcf)	Oil (Mbbl)	Total (Mmcfe)	PV-10 (3) (in thousands)
Canada (Proved Developed and Undeveloped Reserves)

2009 12-month average prices (SEC) (1)	753	98	1,341	$2,113
Forecast price – GLJ Price Deck (2)	895	121	1,621	$6,121

	December 31, 2009
	Natural Gas (Mmcf)	Oil (Mbbl)	Total (Mmcfe)	PV-10 (3) (in thousands)
United States (Proved Undeveloped Reserves)

2009 12-month average prices (SEC) (1)	60,197	397	62,579	US$	13,579
Forecast price - NYMEX strip prices (2)	60,197	397	62,579	US$	108,307

	December 31, 2009
	Natural Gas (Mmcf)	Oil (Mbbl)	Total (Mmcfe)	PV-10 (4) (in thousands)
Total Proved Reserves

2009 12-month average prices (SEC) (1)	60,950	495	63,920	$16,385
Forecast price – GLJ Price Deck and NYMEX strip prices (2)	61,092	518	63,920	$119,952

Notes:

(1) The 12-month average prices (SEC) are calculated based on the twelve month average prices during 2009 adjusted for wellhead differential and current costs prevailing at December 31, 2009 and using a 10 percent per annum discount rate as required by the SEC.  The 12-month average prices (SEC) used for Canadian properties were CAD$57.39 per barrel of oil and CAD$3.91 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$53.31 per barrel of oil and US$3.34 per Mcf of natural gas.

(2) For Canadian properties, the forecast price is based on the December 31, 2009 price deck by GLJ, an independent reserve evaluator.  The forecast prices used for Canadian properties in 2010 were CAD$77.06 per barrel of oil and CAD$6.27 per Mcf of natural gas, escalated to CAD$89.70 per barrel of oil and CAD$7.23 per Mcf of natural gas for 2014. The forecast prices for US properties were based on NYMEX futures strips as at December 31, 2009 for WTI (adjusted by the average oil price differential for 2009) and Henry Hub, adjusted by the futures strip for the CIG differential and BTU content.  The forecast prices used for US properties in 2011 are US$79.98 per barrel of oil and US$6.74 per Mcf of natural gas, escalated to US$93.37 per barrel of oil and US$9.02 per Mcf of natural gas for 2022 and onward. Current costs were adjusted for inflations.

(3) Present value of estimated future net cash flows before income taxes (PV-10) is considered a non-GAAP financial measure as defined by the SEC.  We believe that our PV-10 presentation is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account the related future income taxes, as such taxes may differ among various companies because of differences in the amounts and timing of deductible basis, net operating loss carryforwards and other factors.  We believe investors and creditors use our PV-10 as a basis for comparison of the relative size and value of our proved reserves to the reserve estimates of other companies.  PV-10 is not a measure of financial or operating performance under GAAP and is not intended to represent the current market value of our estimated oil and natural gas reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

(4)  US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2009, which is US$1.00 = Cdn$1.0510.

Oil and Gas Production, Production Prices and Production Costs

The following is the Company’s total net oil and gas production for the fiscal years ended December 31, 2009 and 2008. The Company had no oil or natural gas production during the fiscal year ended December 31, 2007.  All production came from the Company’s Canadian properties.  There was no production from the Company’s United States Properties in the fiscal years ended December 31, 2009, 2008 or 2007.

Production
Fiscal Year Ended	Oil (bbls)	Natural Gas (Mcf)	Natural Gas Liquids (bbls)
December 31, 2009	72,254	566,158	2,028
December 31, 2008	8,058	509,034	764

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2009 and 2008.

Average Sales Prices
Fiscal Year Ended	Oil ($/bbls)	Natural Gas ($/Mcf)	Natural Gas Liquids ($/bbls)
December 31, 2009	54.67	4.35	52.91
December 31, 2008	55.21	9.48	110.90

The following table includes the average production cost, not including ad valorem and serverence taxes, per unit of production for the fiscal years ended December 31, 2009 and 2008.

Average Production Costs
Fiscal Year Ended	Oil ($/bbls)	Natural Gas ($/Mcf)	Natural Gas Liquids ($/bbls)
December 31, 2009	23.38	3.11	16.12
December 31, 2008	62.09	5.09	43.08

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2009, the Company drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	-	-	-	-
Natural Gas	0.75	-	-	-
Dry Wells	-	-	-	-
Service Wells	-	-	-	-
Suspended	-	-	-	-

Total Wells	0.75	-	-	-

During the fiscal year ended December 31, 2008, the Company drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	2	-	-	-
Natural Gas	1.65	-	2.84	-
Dry Wells	-	0.7	-	-
Service Wells	-	-	-	-
Suspended	-	2	-	-

Total Wells	3.65	2.7	2.84	-

During the fiscal year ended December 31, 2007, the Company drilled the following wells:

	Net Exploratory Wells		Net Exploratory Wells		Net Development Wells		Net Development Wells
	Canada		US		Canada		US
	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry

Oil	-	-	-	-	-	-	-	-
Natural Gas	0.3	-	0.5	-	1.2	-	-	-
Dry Wells	-	0.25	-	-	-	-	-	-
Service Wells	-	-	-	-	-	-	-	-
Suspended	-	-	-	-	-	-	-	-

Total Wells	0.3	0.25	0.5	-	1.2	-	-	-

Present Activities

The following table discloses the Company’s present drilling activities as of June 24, 2010.

	Wells Being Drilled as of June 16, 2010
	Gross	Net
Canada
Oil	1	0.75
Natural Gas	1	0.75

United States
Oil	-	-
Natural Gas	-	-

Total Wells	2	1.5

Delivery Commitments

The Company has no current delivery commitments for either oil or natural gas.

Oil and Gas Properties, Wells, Operations and Acreage

As of December 31, 2009, the Company had 5 gross (3.75 net) producing oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	1	0.75	4	3
Shut-In	-	-	1	0.75
TOTAL	1	0.75	5	3.75

The Company’s landholdings as of December 31, 2009 were as follows:

	Undeveloped (Acres)		Developed (Acres)		Total (Acres)
	Gross	Net	Gross	Net	Gross	Net

Colorado/Utah, US	132,834	124,647	-	-	132,834	124,647

Canada	28,202	13,516	12,658	6,731	40,860	20,247

Uranium Properties

In 2009, the Company disposed of all of its 16,750,000 shares in Titan Uranium inc. for proceeds of $2,305,491. Dejour retains its working interest and NSR in the properties originally sold to Titan. However, the Company no longer maintains the right of first refusal on future financings, is no longer required to provide geologists to Titan, and its representatives have since resigned from the Titan Board of Directors.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the consolidated operating results and financial position of the Company, including all its wholly-owned subsidiaries.  It should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009 and related notes included therein under the heading "Item 18. Financial Statements" below.

All financial information in this Item 5 is expressed and prepared in accordance with the Canadian generally accepted accounting principles ("Canadian GAAP") and all references are in Canadian dollars unless otherwise noted. Some numbers in this Item 5 have been rounded to the nearest thousand for discussion purposes.  Reference is made to Note 21 of the audited consolidated financial statements of the Company for the years ended December 31, 2009, 2008 and 2007  included herein for a discussion of the material measurement differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“U.S. GAAP”), and their effect on the Company’s financial statements.

Certain forward-looking statements are discussed in this Item 5 with respect to the Company’s activities and future financial results. These are subject to risks and uncertainties that may cause projected results or events to differ materially from actual results or events.  Readers should also read the "Cautionary Note Regarding Forward-Looking Statements" above and “Item 3. Key Information - Risk Factors.”

Critical Accounting Policies

Recently Adopted Accounting Policies

(i)
Effective January 1, 2009, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(ii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities.  This guidance is adopted retrospectively, with restatement.   No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

(iii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs.  The adoption of this EIC did not have an effect on the Company’s financial statements.

(iv)
Effective January 1, 2009, the Company adopted the amended CICA Handbook Section 1000, Financial Statement Concepts, which clarifies the criteria for recognition of an asset, reinforcing the distinction between costs that should be expensed and those that should be capitalized.  The adoption of this Section did not have an effect on the Company’s financial statements.

Future Accounting Pronouncements

The CICA issued the following new Sections: 1582 Business Combinations, 1601 Consolidations, and 1602 Non-Controlling Interest.  These standards are effective January 1, 2011.  The impact of the adoption of these standards on the Company’s financial statements has not yet been determined.  The Company is currently evaluating the effects of adopting these standards.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

Expected Accounting Policy Impacts

The Company’s significant areas of impact continue to include property, plant and equipment (“PP&E”), impairment testing. These areas of impact have the greatest potential impact to the Company’s financial statements. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.

Property, Plant and Equipment

Under Canadian GAAP, the Company follows the CICA’s guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs.  Upon transition to IFRS, the Company will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.

Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, the Company capitalizes and depletes pre-exploration costs within the country cost centre. In 2008 and 2009, these costs were not material to the Company.

Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, the Company will initially capitalize these costs as Exploration and Evaluation assets on the balance sheet. When the area or project is determined to be technically feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.

Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, the Company will continue to capitalize these costs within PP&E on the balance sheet.  However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP.  The Company has not finalized the areas or the inputs to be utilized in the unit-of-production depletion calculation.

Under IFRS, upstream divestures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds of divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.

The Company expects to adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation costs are expected to be equal to the Canadian GAAP unproved properties balance and the IFRS development costs are expected to be equal to the full cost pool balance.  The Company will allocate this upstream full cost pool over reserves to establish the area level depletion units.

Impairment

Under Canadian GAAP, the Company is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties.

Under IFRS, the Company is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. The Company will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets.

A.           Operating Results

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

Revenues
	December 31,	December 31,
	2009	2008
Revenue
Natural gas	$2,413,026	$4,962,614
Oil	3,964,512	703,167
Natural gas liquids	93,187	99,774
Total oil and gas revenue	6,470,725	5,765,555
Realized financial instrument gain	315,270	-
Total revenue	$6,785,995	$5,765,555

For the year ended December 31, 2009 (“fiscal 2009”), the Company recorded $4,058,000 in crude oil and natural gas liquids sales and $2,413,000 in natural gas sales as compared to $803,000 in crude oil and natural gas liquids sales and $4,963,000 in natural gas sales for the year ended December 31, 2008 (“fiscal 2008”).  In 2008, the Company only had nine months of production, as the Company commenced production in April 2008.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants.  The major components of operating expenses include labor, equipment maintenance, workovers, fuel and power.  Operating and transportation expenses for fiscal 2009 were $2,915,000 as compared to $1,973,000 for fiscal 2008.  The increase in total expenses was primarily due to higher production volume.

General and Administrative Expenses

General and administrative expenses decreased to $4,038,000 for fiscal 2009 from $4,215,000 for fiscal 2008.  The decrease was primarily due to the reduction of $570,000 and $186,000 in investor relation expenses and travel expenses respectively.  During the year, the Company restructured the Calgary office and reduced overhead.  Offsetting the costs reduction in 2009 was an increase in legal fees to settle a termination claim litigation cost from a former officer and director and some restructuring charges.

Interest and Finance Fees

For fiscal 2009, the Company recorded interest and finance fees of $818,000, compared to $481,000 for fiscal 2008.  The increase is due to higher loan fee and interest paid to bank on its revolving operating loan facility obtained in August 2008 and loan interest paid to Brownstone Ventures Inc.  The loan was obtained from Brownstone in June 2008 to acquire additional acreage in the US property.

Amortization, Depletion and Accretion

For fiscal 2009, amortization and depletion of property and equipment and accretion of asset retirement obligations was $6,437,000 compared to $3,691,000 for fiscal 2008. The increase was due to the commencement of oil and gas production in April 2008.

Stock Based Compensation

For fiscal 2009, the Company recorded non-cash stock based compensation expense of $697,000 compared to $2,720,000 for fiscal 2008.  The decrease in stock based compensation expense was because many of the stock options previously granted had been fully vested.

Income Taxes, Foreign Exchange Gain (Loss) and Other Items

Future income tax recovery for fiscal 2009 was $1,133,000, as compared to future income tax expenses of $596,000 for fiscal 2008.  As at December 31, 2009, the Company had unrecognized future income tax assets relating to loss carry forwards and the excess of the value of the tax pools for the oil and gas properties over the accounting net book value, as compared to having a future income tax liability balance as at December 31, 2008, which resulted in future income tax recovery for the current fiscal year.

At the end of 2008, the Company had a US$3,800,000 loan from a related party.  Due to the decline in the value of US$, foreign exchange gain in 2009 was $257,000 compared to a foreign exchange loss of $676,000 in 2008.

Impairment of Oil & Gas Properties

The impairment loss of oil and gas properties for fiscal 2009 totaled $5,360,000, compared to $2,030,000 in 2008.  During 2009 and 2008, the Company wrote off certain non-core acreages in the US that expired and recorded an impairment loss of $1,404,000 and $2,030,000 respectively.

In addition, the Company recorded an impairment loss of $3,956,000 related to the excess of the carrying value of Canadian oil and gas properties over its fair value as at December 31, 2009 based on an independent reserve evaluation report.  Most of the impairment of carrying relates to non-core assets that were abandoned or sold.

Subsequent to the 2009 year-end, the Company drilled two successful wells, which were not included in the December 31, 2009 reserve evaluation report for determining the fair value of Canadian oil & gas properties.

Net Loss

The Company’s net loss for fiscal 2009 was $12,807,000 or $0.16 per share, compared to a net loss of $20,891,000, or $0.29 per share for fiscal 2008.  In 2008, the Company had a non-cash impairment loss of $12,990,000 on investment in Titan, offset by an equity income from Titan of $3,637,000.  In 2009, the Company disposed of all its investment in Titan and equity loss was only $142,000.  The equity loss from Titan relates to the Company’s proportionate share of Titan’s loss in the year.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Revenues
	December 31,	December 31,
	2008	2007
Revenue
Natural gas	$4,962,614	$-
Oil	703,167	-
Natural gas liquids	99,774	-
Total oil and gas revenue	$5,765,555	$-

For the year ended December 31, 2008, the Company recorded $803,000 in crude oil and natural gas liquids sales and $4,963,000 in natural gas sales as compared to $nil in crude oil and natural gas liquids and $nil in natural gas sales for the year ended December 31, 2007. The increase in revenues for the year ended December 31, 2008 over  the year ended December 31, 2007 was due to the commencement of oil and gas production in April 2008.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants. The major components of operating expenses include labour, equipment maintenance, work-overs, fuel and power. Operating and transportation expenses for the year ended December 31, 2008 were $3,122,000 as compared to $nil for the year ended December 31, 2007. The increase was due to the commencement of oil and gas production in April 2008.

General and Administrative Expenses

For the year ended December 31, 2008, the Company’s general and administrative expenses decreased by $125,000, compared to the year ended December 31, 2007. Major components of the decrease were decreases of $381,000 in fees for management and consultants, $243,000 in investor relations, $53,000 in travel and accommodation, and $251,000 in office and general expenses, offset by increases of $123,000 in rent, $126,000 in professional, regulatory and filing fees, and $554,000 in salaries and benefits.

The decrease in fees for management and consultants was mainly due to the change in status of several consultants from independent contractors to employees and the termination of a consulting agreement with a senior executive of the Company. Investor relations expenses decreased in the year ended December 31, 2008 compared to the year ended December 31, 2007, as the Company had a large mail-out of newsletters in 2007. The decrease in travel and accommodation and office and general expenses was a result of the Company’s efforts in cutting down its costs during the economic downturn.

The increase in professional, regulatory and filing fees was mainly due to the significantly increased business activities in the Company’s Vancouver, Calgary and Denver offices with respect to development and production preparation in oil and gas projects. The Company had been actively looking for oil and gas properties and developing aggressive drilling programs that would add to shareholder values. The increases in rent and salaries and benefits were mainly as a result of the setup of the Denver office and the expansion of the Calgary office.

Interest and Finance Fees

During the year ended December 31, 2008, the Company recorded interest and finance fees of $481,000, compared to $294,000 for the year ended December 31, 2007. The increase is primarily a result of the revolving operating loan facility obtained in August 2008.

Amortization, Depletion and Accretion

For the year ended December 31, 2008, amortization and depletion of property and equipment and the accretion of the asset retirement obligations was $3,691,000 compared to $34,000 for the year ended December 31, 2007. The increase was due to the commencement of oil and gas production in April 2008. Total costs subject to depletion and amortization include $1,199,000 relating to future development costs estimated to complete oil and gas wells for which proved reserves have been assigned. $979,000 of unproven properties was excluded from the costs subject to depletion and amortization.

Stock Based Compensation

During the year ended December 31, 2008, the Company recorded non-cash stock based compensation expense of $2,720,000 compared to $2,461,000 for the year ended December 31, 2007. The increase was mainly due to the vesting of stock options previously granted. The Company determined the fair value of stock options using the Black-Scholes option pricing model. The compensation cost was measured at the date of grant and was expensed over the vesting period for employees and over the service life for consultants.

Income Taxes

Future income tax expense in the current year was $596,000, as compared to recovery of $4,221,000 in the year ended December 31, 2007. The Company renounced $1,820,000 of Canadian Exploration Expenditures (“CEEs”) to investors in February 2008, as compared to $7,950,000 renunciation in February 2007. Under Canadian generally accepted accounting principles, the renunciation of CEEs results in future income tax liabilities and share issuance costs. The future income tax expense for the year ended December 31, 2008 was a result of the future income tax liability, which arose because the accounting net book value assigned to the oil and gas properties was in excess of the value of the tax pools.

The Company has met its commitment to incur $1,820,000 in qualifying CEEs related to the December 2007 flow- through share financing.

Net Loss and Other Items

The Company’s net loss for the year ended December 31, 2008 was $20,891,000 or $0.29 per share, compared to a net loss of $26,811,000, or $0.40 per share for the year ended December 31, 2007. Included in the net loss for year ended December 31, 2008 was a non-cash equity income from Titan of $3,637,000, in which $222,000 relates to Titan’s non-cash stock based compensation expense. Included in the net loss for year ended December 31, 2007 was an equity loss from Titan of $2,352,000, in which $1,844,000 relates to non-cash stock based compensation expense. The equity income from Titan relates to the Company’s proportionate share of Titan’s income in the current year.

Interest and other income decreased by $569,000 from $806,000 in the year ended December 31, 2007 to $237,000 in the year ended December 31, 2008, because the Company had significantly higher average cash balances derived from equity financings completed in 2007 as at December 31, 2007. Foreign exchange loss increased by $534,000 from $142,000 in 2007 to $676,000 in 2008 as a result of the higher US-Canadian exchange rate and the negative impact it had on the loan from joint-venture partner denominated in US dollars. The current year impairment loss of oil and gas properties was $2,030,000 compared to an impairment loss of $678,000 recorded on its Tinsley and Lavaca oil and gas project in the year ended December 31, 2007. The current year impairment of investment in Titan was $12,990,000 compared to $21,581,000 in the year ended December 31, 2007. The 2008 and 2007 impairment was the result of the book value of the investment in Titan written down to the fair market value as at December 31, 2008 and 2007.

Foreign Currency Fluctuations

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars.  Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified.  The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2009.

The Company was exposed to the following foreign currency risk at December 31, 2009:

Expressed in foreign currencies - 2009	USD
Cash and cash equivalents	$1,526,455
Accounts receivable	69,221
Accounts payable and accrued liabilities	(263,048)
Balance sheet exposure	$1,332,628

The following foreign exchange rates applied for the year ended and as at December 31, 2009:

YTD average USD to CAD	1.142
December 31, reporting date rate	1.051

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the following currencies against the Canadian dollar would result in the decrease of net loss of $140,059 at December 31, 2009. For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

B.           Liquidity and Capital Resources

Cash Balance and Cash Flow

The Company had cash and cash equivalents of $2,733,000 as at December 31, 2009.  In addition to the cash balance, the Company also had accounts receivable of $725,000, most of which related to December 2009 oil and gas sales and had been received subsequent to December 31, 2009.

During 2009, through equity financing, asset sale and debt restructuring, the Company eliminated the working capital deficit of $12,700,000 as at December 31, 2008 and ended 2009 with a positive working capital of $410,000.

During 2009, the Company successfully completed a turnaround on its oil & gas operation to reduce operating costs and improve operating netback.  Together with the netback from two successful wells drilled in the first quarter of 2010, we expect the Company will generate positive operating cash flow beginning the second quarter of 2010, based on the current oil price of US$80 per barrel and gas price of US$4 per Mcf on NYMEX.

Bank Loan and Bridge Loan Financing

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000.  In accordance with the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.

As at December 31, 2009, DEAL was in compliance with the working capital ratio requirement.  As at March 22, 2010, the bank line of credit was completely paid off.

Subsequent to December 31, 2009, DEAL acquired a credit facility for a bridge loan of up to $5,000,000. The first 2,000,000 of the facility was used to refinance the DEAL’s existing bank facility and fund its working capital. The remainder of the line is accessible subject to additional lender review. The facility carries interest rate at 12% per annum, subject to a 1% fee on any amount drawn and a 2% fee on repayment.  DEAL also paid a $50,000 commitment fee. As at March 22, 2010, $1,500,000 was drawn under this facility.  The proceeds of this bridge loan require lender’s approval before it can be transferred to Dejour.

This bridge loan financing provides Dejour with an important, non-dilutive credit facility that allows for the seamless transition of its future requirements to a senior conventional lender, once the 2010 production enhancements at Woodrush have been successfully concluded.

Capital Resources

Subsequent to 2009, the Company raised $1 million from the issuance of flow-through shares for the drilling program in the first quarter of 2010.  The Company does not have any drilling commitment in the remainder of 2010.

The Company plans to drill at least two wells in Canada during the remainder of 2010.  The Company also plans to drill an exploratory well in an oil prospect at South Rangely in the US.

The Company plans to fund the drilling program through a combination of debt, equity or joint ventures.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank indebtedness and line of credit, accounts payable, and loans from related parties.  Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity. Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

From time to time, the Company enters into derivative contracts such as forwards, futures and swaps in an effort to mitigate the effects of volatile commodity prices and protect cash flows to enable funding of its exploration and development programs.  Commodity prices can fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand.

As at December 31, 2009, the Company had outstanding a natural gas derivatives contract for 600 gigajoules (“GJ”) per day for the period from November 1, 2009 to April 30, 2010. This contract consisted of a $4.47 per GJ forward sale agreement.  As at December 31, 2009, the Company also had outstanding a crude oil derivatives contract for 100 barrels (“bbl”) per day for the period from September 1, 2009 to April 30, 2010. This contract consisted of a $81.60 per bbl forward sale agreement. As at December 31, 2009, an unrealized losses of $99,894 relating to these two contracts was recorded in accumulated other comprehensive income.

C.           Research and Development, Patents and Licenses, Etc.

None.

D.           Trend Information

 During 2009, commodity prices stabilized from the historic volatility experienced during 2008. With oil currently near $80 per barrel, drilling activity in certain areas, including near our operating areas, has increased over the low activity we experienced in early 2009. Currently, qualified employees are available; however the Company still must compete for employees within our industry. Some or all of these situations are likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.           Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.           Tabular Disclosure of Contractual Obligations

As of December 31, 2009, and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations
(in thousands of dollars)	2010	2011	2012	2013	2014	Thereafter	Total
	$	$	$	$	$	$	$
Operating Lease Obligations	187	73	73	73	49	Nil	455
Bridge Loan	1,500	-	-	-	-	Nil	1,500
Other long-term Obligations	-	2,458	-	-	-	Nil	2,458
Total	1,687	2,531	73	73	49	Nil	4,413

G.           Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F.  See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth all current directors and executive officers of Dejour as of the date of this annual report on Form 20-F, with each position and office held by them in the Company and the period of service as such.

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Currently a Director of Royce Resources (TSX-V:ROY-H), and a former director of Titan Uranium (TSX-V:TUE).	6,687,840	6.78%	May 18/04

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Stephen Mut Colorado, USA Director and Co-Chairman	Mr. Mut has served as CEO of Nycon Energy Consulting since his retirement from Shell in mid 2009. At Shell, Mr. Mut is served as chief executive officer of a unit of Shell Exploration and Production Company from 2000 until his retirement in 2009. Prior to that, Mr. Mut served in various executive roles at ARCO (Atlantic Richfield Company).	1,111,001	1.13%	Dec 17/09
Harrison Blacker(4) Colorado, U.S.A. Director, President and Chief Operating Officer of Dejour Energy (USA) Inc.	President of Dejour Energy (USA) Inc. since April 2008. Over 30 years of expertise managing oil and gas operations. Held the positions of Chief Executive Officer with China Oman Energy Company and Portfolio Manager, Latin American Business Unit and General Manager/ President of Venezuela Energy with Atlantic Richfield Corporation (ARCO) prior to joining Dejour USA.	525,678	0.53%	Apr 2/08
Richard Patricio (4) Ontario, Canada Director	Director of Brownstone Ventures Inc. (a company owns more than 10% of Dejour’s outstanding common shares). Vice President of Corporate & Legal Affairs and Secretary of Pinetree Capital Ltd. (investment and merchant banking firm). Prior to joining Pinetree Capital, practiced law at a top tier law firm in Toronto and worked as in-house General Counsel for a senior TSX listed company. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario.	12,509,771	12.67%	Oct 17/08

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert Holmes (3) , (4) California, U.S.A Director	Began career as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and held various senior executive positions with the firm Blyth, Eastman, Dillon & Company. In 1980, co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners. Has served on several boards including the North Central College Trustees in Naperville, IL; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, CO; and Mary Wood Country Day School in Rancho Mirage, CA.	1,663,000	1.68%	Oct 17/08
Craig Sturrock (3) British Columbia, Canada Director	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	650,000	0.66%	Aug 22/05
Darren Devine (3) British Columbia, Canada Director	Since 2003, Mr. Devine has been the principal of Chelmer Consulting Corp., a corporate finance consultancy. Prior to founding Chelmer Consulting, Mr. Devine practiced law with the firm of Du Moulin Black LLP, in Vancouver, British Columbia. Mr. Devine is a qualified Barrister and Solicitor in British Columbia, and a qualified solicitor in England and Wales.	-	-	Dec 17/09

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Mathew Wong British Columbia, Canada Chief Financial Officer	Chartered Accountant worked at Ernst & Young LLP from 1995 to 2000. Since then, he worked as the Corporate Accounting Manager for Mitsubishi Canada Limited and CFO for Dejour Enterprise Ltd. Mr. Wong is a Chartered Accountant (CA) in British Columbia of Canada, a Certified Public Accountant (CPA) of Washington State, USA and a Chartered Financial Analyst (CFA).	325,322	0.33%	N/A
Neyeska Mut EVP Operations, Dejour Energy (USA) Corp.	Engineer. Since 2000, she has been President of Nycon Energy Consulting working as an advisor to two major oil companies. Prior to forming Nycon Energy Consulting Mrs. Mut pursued international opportunities with Atlantic Richfield, ARCO. Has been with Dejour since 2008.	50,001	0.05%	N/A
(1)
Each director will serve until the next annual general meeting of the Company or until a successor is duly elected or appointed in accordance with the Notice of Articles and Articles of the Company and the Business Corporations Act (British Columbia).

(2)
The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by individual directors and executive officers.

(3)	Member of audit committee.
(4)	Member of reserve committee.

Board of Directors

Brief biographies for each member of Dejour's board of directors are set forth below:

Robert L. Hodgkinson:  Mr. Hodgkinson was the founder and Chairman of Optima Petroleum, which drilled wells in Alberta and the Gulf of Mexico before merging to form Petroquest Energy, a NASDAQ traded company. Subsequently, he founded and was CEO of Australian Oil Fields, which would later merge to become Resolute Energy/Cardero Energy Inc.  Mr. Hodgkinson was also a Vice-President and partner of Canaccord Capital Corporation, and an early stage investor and original lease financier in Synenco Energy's Northern Lights Project in the Alberta oil sands.

Stephen Mut: Mr. Mut most recently served as chief executive officer of a unit of Shell Exploration and Production Company. Prior to joining Shell in 2000, Mr. Mut dedicated much of his career to operational and new business venture activities in the oil and gas, refining and marketing, and chemical and mining sectors at ARCO (Atlantic Richfield Company), where he served in various internationally based executive roles in both upstream and downstream businesses. His global expertise has contributed to industry successes in Europe, South America, the Asia Pacific and the United States.

Harrison Blacker:  Mr. Blacker is an accomplished senior executive with over 30 years of expertise managing oil and gas operations with major corporations in the United States, South America, China and the Middle East. Prior to joining Dejour, Mr. Blacker was CEO of China Oman Energy Company, a joint venture between Oman Oil Company, IPIC and China Gas Holdings, importing and distributing LNG and LPG from the Middle East into China. Mr. Blacker held positions as VP of Business Development and Senior Investor Advisor with Oman Oil Company and Portfolio Manager, Latin American Business Unit and General Manager/ President of Venezuela Energy with Atlantic Richfield Corporation. Mr. Blacker began his career with Amoco Production Company working in offshore construction and field operations in the Gulf of Mexico.

Richard Patricio:  Mr. Patricio is Vice President Corporate & Legal Affairs and Secretary of Pinetree Capital Ltd. and Brownstone Ventures Inc. (one of Dejour's major shareholders). Mr. Patricio previously practiced law at a top tier law firm in Toronto and worked as in-house General Counsel for a senior TSX listed company. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario.

Robert Holmes:  Mr. Holmes began his career as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and subsequently held various senior executive positions with the firm Blyth, Eastman, Dillon & Company (purchased by Paine Webber & Co.). In 1980, Mr. Holmes co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners. He has served on several boards including the North Central College Trustees in Naperville, IL; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, CO; and Mary Wood Country Day School in Rancho Mirage, CA. He graduated with a BA from North Central College in 1965.

Craig Sturrock:  Mr. Sturrock has served as a director and founding member of various public and private companies. Admitted to the British Columbia Bar in 1969, he joined Thorsteinssons LLP, tax lawyers in 1971. He served for 15 years as a tax lawyer and partner at Birnie, Sturrock & Company returning to Thorsteinssons as a partner in 1989.  He is an author and speaker for the Canadian and British Columbia Bar Associations, the Continuing Legal Education Society of British Columbia and the Canadian Tax Foundation. He is also a former member of the Board of Governors of the Canadian Tax Foundation.

Darren Devine: Mr. Devine is the principal of Chelmer Consulting Corp., which provides corporate finance advisory services to private and public companies. Mr. Devine is a qualified Barrister and Solicitor in British Columbia, and a qualified solicitor in England and Wales.  Prior to forming Chelmer Consulting, Mr. Devine practiced exclusively in the areas of corporate finance and securities law with a focus on cross-border finance, stock exchange listings and mergers and acquisitions with the firm DuMoulin Black LLP in Vancouver, British Columbia.

Family Relationships

Steve Mut, one of the Company’s directors, and Neyeska Mut, EVP Operations of Dejour Energy (USA) Corp., are husband and wife.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company, other than indicated immediately above and at “Item 7.  Major Shareholders and Related Party Transactions - Related Party Transactions.”

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days.  To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities in the Company to affect materially the control of the Company, is or has been in the last ten years, a director or executive officer of an issuer that, while or acting in that capacity within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Company, in the past ten years, no such person has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See also "Description of the Business – Risk Factors".

B.           Compensation

Basis of Compensation for Executive Officers

The Company compensates its executive officers through a combination of base compensation, bonuses and Common Stock options. The base compensation provides an immediate cash incentive for the executive officers. Bonuses encourage and reward exceptional performance over the financial year. Common Stock options ensure that the executive officers are motivated to achieve long term growth of the Company and continuing increases in shareholder value. In terms of relative emphasis, the Company places more importance on Common Stock options as long term incentives. Bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year. Each of these means of compensation is briefly reviewed in the following sections.

Base Compensation

Base compensation, including that of the Chief Executive Officer, are set by the Compensation Committee and approved by the Board of Directors on the basis of the applicable executive officer’s responsibilities, experience and past performance. The compensation program is intended to provide a base compensation competitive among companies of a comparable size and character in the oil and gas industry. In making such an assessment, the Board considers the objectives set forth in the Company’s business plan and the performance of executive officers and employees in executing the plan in combination with the overall result of the activities undertaken.

Bonuses

An annual bonus may be paid for each fiscal year based on the Board’s assessment of the Company's general performance and the relative contribution of each of the executive officers, including the Chief Executive Officer and the President, to that performance. No cash bonuses were awarded to the executive officers for 2009.

Common Stock Options

The Company provides long term incentive compensation to its executive officers through the Common Stock Option Plan, which is considered an integral part of the Company’s compensation program. Upon the recommendation of management and approval by the Board of Directors, stock options are granted under the Company’s Option Plan to new directors, officers and key employees, usually upon their commencement of employment with the Company. The Board approves the granting of additional stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Company, its current stage of development, the need to retain or attract key technical and managerial personnel in a competitive industry environment, the number of stock options already outstanding, overall market conditions, and the individual’s level of responsibility and performance within the Company.

The Board views the granting of stock options as a means of promoting the success of the Company and creating and enhancing returns to its shareholders. As such, the Board does not grant stock options in excessively dilutive numbers. Total options outstanding are presently limited to 10% of the total number of shares outstanding under the rules of the TSX. Grant sizes are, therefore, determined by various factors including the number of eligible individuals currently under the Option Plan and future hiring plans of the Company.

The Board granted a total of 1,030,000 stock options to the executive officers in 2009.

	Annual Compensation							Long Term Compensation
								Awards			Payouts
Name and Principal Position	Year	Annual Salary			Consulting Fees ($)		Bonus ($)	Securities Under Option/ SAR's Granted (#)		Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compensation ($)
Robert L. Hodgkinson,	2009		$78,000		$177,000		Nil	275,000		Nil	Nil	Nil
Chief Executive Officer	2008		$46,725		$209,500		Nil	475,000	(1)	Nil	Nil	Nil
	2007	Nil			$187,500		$63,000	510,000	(2)	Nil	Nil	Nil

Mathew Wong,	2009		$78,000		$140,000		Nil	125,000	(3)	Nil	Nil	Nil
Chief Financial Officer	2008		$46,725		$173,200		Nil	275,000	(4)	Nil	Nil	Nil
	2007	Nil			$146,965		Nil	150,000	(3)	Nil	Nil	Nil

Harrison Blacker,	2009	US$	203,646		Nil	US$	98,553	300,000		Nil	Nil	Nil
Director and President	2008	US$	187,500		Nil		Nil	800,000		Nil	Nil	Nil
of Dejour Energy (USA)

Craig Sturrock,	2009	Nil			Nil		Nil	50,000		Nil	Nil	$10,000	(5)
Director	2008	Nil			Nil		Nil	200,000		Nil	Nil	$11,500	(5)
	2007	Nil			Nil		Nil	Nil		Nil	Nil	$14,500

Robert Holmes,	2009	Nil			Nil		Nil	50,000		Nil	Nil	$10,000	(5)
Director	2008	Nil			Nil		Nil	100,000		Nil	Nil	Nil

Richard Patricio,	2009	Nil			Nil		Nil	50,000		Nil	Nil	$10,000	(5)
Director	2008	Nil			Nil		Nil	100,000		Nil	Nil	Nil

Stephen Mut,	2009	Nil		US$	14,286		Nil	100,000		Nil	Nil	Nil
Director & Co-Chairman

Darren Devine,	2009	Nil			Nil		Nil	Nil		Nil	Nil	Nil
Director

Neyeska Mut,	2009	US$	163,300		Nil	US$	30,763	80,000		Nil	Nil	Nil
EVP Operations of	2008	Nil		US$	109,000		Nil	120,000		Nil	Nil	Nil
Dejour Energy (USA)

(1)	100,000 of these options were issued to Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson.
(2)	These options were issued to Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson.
(3)	These options were issued to 390855 B.C. Ltd., a private company owned by Mathew Wong.
(4)	100,000 of these options were issued to 390855 B.C. Ltd., a private company owned by Mathew Wong.
(5)	The “Other Compensation” is for Directors’ Fees.

Stock Option Grants

Name	Number of Options Granted		Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	275,000		$0.45	May 5, 2009	May 4, 2014
Mathew Wong	125,000	(1)	$0.45	May 5, 2009	May 4, 2014
Harrison Blacker	300,000		$0.45	May 5, 2009	May 4, 2014
Craig Sturrock	50,000		$0.45	May 5, 2009	May 4, 2014
Robert Holmes	50,000		$0.45	February 12, 2009	February 12, 2014
Richard Patricio	50,000		$0.45	February 12, 2009	February 12, 2014
Stephen Mut	100,000		$0.45	June 29, 2009	June 29, 2014
Neyeska Mut	80,000		$0.45	February 12, 2009	February 12, 2014
Employees and Consultants	100,000		$0.55	January 12, 2009	December 31, 2010
	48,000		$0.55	January 12, 2009	July 15, 2009
	50,000		$0.45	February 12, 2009	August 12, 2009
	565,000		$0.45	February 12, 2009	February 12, 2014
	180,000		$0.45	February 12, 2009	February 12, 2011
	100,000		$0.45	March 10, 2009	March 10, 2014
	120,000		$0.45	May 5, 2009	September 30, 2009
	24,000		$0.55	May 5, 2009	October 15, 2009
	250,000		$0.45	May 5, 2009	May 4, 2014
	200,000		$0.45	May 5, 2009	December 31, 2010
	125,000		$0.45	September 1, 2009	September 30, 2011
	120,000		$0.50	October 1, 2009	December 31, 2010
	400,000		$0.45	November 12, 2009	November 12, 2014

(1)	These options were issued to 390855 B.C. Ltd., a private company owned by Mathew Wong.

Director Compensation

The Company has compensation agreements for its Directors who are not executive officers. Under the agreements, Directors receive $2,500 per meeting for the first 4 meetings each year, and $1,500 for each meeting thereafter. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Per an amendment to the agreements approved by the Board of Directors, effective January 1, 2010, the Directors receive $1,000 per quarter plus $500 1for each meeting.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2009. There are no pension plan benefits in place for the executive officer.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2009.

Change of Control Remuneration

The Company has management contracts with the following executive officers or the companies controlled by the executive officers:

Named Executive Officer	Annual Base Salary and / or Consulting Fees		Compensation Package on Termination of Contract, other than for termination with cause	Compensation Package on Termination of Contract, in the event of a change in control

Robert Hodgkinson		$255,000	2 times annual base salary and consulting fee	2 times annual base salary and consulting fee
Mathew Wong		$218,000	1 times annual base salary and consulting fee	2 times annual base salary and consulting fee
Harrison Blacker	US$	250,000	1 times annual base salary	1 times annual base salary

Bonus/Profit Sharing/Non-Cash Compensation

Per the consulting agreements, the CEO and CFO are entitled for an annual value-added bonus based on the excess shareholder return of the Company’s shares over the index return of the TSX Energy index ETF (“XEG”). The bonus payout is subject to the approval and discretion of the Board of Directors. Per the employment agreement, the President is entitled for a minimum annual bonus of US$60,000 for the years of 2009 and 2010.

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during Fiscal 2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

C.           Board Practices

Compensation Committee

The Company has a Compensation Committee composed of three Directors, Robert Holmes, Craig Sturrock and Richard Patricio.

Role of the Compensation Committee

The Compensation Committee exercises general responsibility regarding overall executive compensation. The Board of Directors sets the annual compensation, bonus and other benefits of the Chief Executive Officer and approves compensation for all other executive officers of the Company after considering the recommendations of the Compensation Committee.

Audit Committee

The Corporation has formed an Audit Committee in accordance with Section 3(a)(58)(A) of the U.S. Securities and Exchange Commission of 1934, as amended, consisting of three independent directors pursuant to the Rule 803 of the NYSE Amex Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended: Craig Sturrock, Robert Holmes and Darren Devine.   Each Audit Committee member is financially literate.

Terms of Reference for the Audit Committee

Audit Committee Mandate

The primary function of the audit committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the audit committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The audit committee’s primary duties and responsibilities are to:
Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

Review and appraise the performance of the Company’s external auditors.

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

Composition

The audit committee shall be comprised of three Directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the audit committee.

At least one member of the audit committee shall have accounting or related financial management expertise.  All members of the audit committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company's Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the audit committee shall be elected by the Board at its first meeting following the annual Shareholders’ meeting.  Unless a Chair is elected by the full Board, the members of the audit committee may designate a Chair by a majority vote of the full audit committee membership.

Meetings

The audit committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the audit committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the audit committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.
(b)
Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the audit committee as representatives of the Shareholders of the Company.
(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d)	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.
(e)	Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for Shareholder approval.
(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii.
such services are promptly brought to the attention of the audit committee by the Company and approved prior to the completion of the audit by the audit committee or by one or more members of the audit committee who are members of the Board to whom authority to grant such approvals has been delegated by the audit committee.

Provided the pre-approval of the non-audit services is presented to the audit committee's first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i)	Review certification process.
(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

D.           Employees

The Company had an average of 16 full-time equivalent of employees and consultants during 2009.

E.           Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses as of June 24, 2010, Directors and Senior Management who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Name of Beneficial Owner	Voting Securities Beneficially Owned or Controlled as of June 24, 2010	Exercise Price per share $		Expiry Date	Percent of Common Shares Outstanding (1)

Robert L. Hodgkinson	6,687,840 common shares		n/a	n/a	6.78%
	375,000 stock options		0.45	Oct 28, 2013
	275,000 stock options		0.45	May 4, 2014
	350,000 stock options		0.35	Feb 3, 2015
	19,000 stock options		0.35	Feb 15, 2015
	681,818 share purchase warrants		0.55	Jun 22, 2014

Harrison Blacker	525,678 common shares		n/a	n/a	0.53%
	300,000 stock options		0.45	Oct 28, 2013
	300,000 stock options		0.45	May 4, 2014
	400,000 stock options		0.35	Feb 3, 2015
	33,000 stock options		0.35	Feb 15, 2015
	150,000 share purchase warrants	US$	0.4	Dec 23, 2014

Mathew H. Wong	325,322 common shares		n/a	n/a	0.33%
	175,000 stock options		0.45	Oct 28, 2013
	125,000 stock options (2)		0.45	May 4, 2014
	200,000 stock options		0.35	Feb 3, 2015
	17,000 stock options		0.35	Feb 15, 2015
	56,250 share purchase warrants		0.45	Mar 3, 2011

Craig Sturrock	650,000 common shares		n/a	n/a	0.66%
	100,000 stock options		0.45	Oct 28, 2013
	50,000 stock options		0.45	May 4, 2014
	150,000 stock options		0.35	Feb 3, 2015
	150,000 share purchase warrants		0.45	Mar 3, 2011

Robert Holmes	1,663,000 common shares		n/a	n/a	1.68%
	100,000 stock options		0.45	Oct 28, 2013
	50,000 stock options		0.45	Feb 12, 2014
	150,000 stock options		0.35	Feb 3, 2015
	750,000 share purchase warrants	US$	0.4	Dec 23, 2014

Richard Patricio	12,509,771		n/a	n/a	12.67%
	100,000 stock options		0.45	Oct 28, 2013
	50,000 stock options		0.45	Feb 12, 2014
	150,000 stock options		0.35	Feb 3, 2015

Stephen Mut	1,111,001 common shares		n/a	n/a	1.13%
	100,000 stock options		0.45	Jun 29, 2014
	250,000 stock options		0.35	Feb 3, 2015
	375,000 share purchase warrants	US$	0.4	Dec 23, 2014

Darren Devine	200,000 stock options (3)		0.35	Feb 3, 2015

Neyeska Mut	50,001 common shares		n/a	n/a	0.05%
	120,000 stock options		0.45	Oct 28, 2013
	80,000 stock options		0.45	Feb 12, 2014
	175,000 stock options		0.35	Feb 3, 2015
	19,000 stock options		0.35	Feb 15, 2015

(1)	Percentages are based on 98,698,372 common shares outstanding as of June 24, 2010.
(2)	These options were issued to 390855 B.C. Ltd., a private company owned by Mathew Wong.
(3)	These options were issued to Chelmer Investments Corp., a private company owned by Darren Devine.

Stock Options

The terms of incentive options grantable by the Company are prepared in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Plan") on June 2, 2006. At the Company’s Annual General Meeting held on October 17, 2008, shareholders approved a resolution modifying the Plan as described below.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of June 24, 2010.

Stock Options Outstanding as of June 24, 2010

Name	Number of Options Held	Number of Options Vested	Exercise Price per Share	Grant Date	Expiration Date

Robert Hodgkinson	375,000	131,250	$0.45	10/28/2008	10/28/2013
	275,000	68,750	$0.45	5/5/2009	5/4/2014
	350,000	87,500	$0.35	2/4/2010	2/3/2015
	19,000	4,750	$0.35	2/16/2010	2/15/2015

Harrison Blacker	300,000	105,000	$0.45	10/28/2008	10/28/2013
	300,000	75,000	$0.45	5/5/2009	5/4/2014
	400,000	100,000	$0.35	2/4/2010	2/3/2015
	33,000	8,250	$0.35	2/16/2010	2/15/2015

Mathew Wong (1)	175,000	61,250	$0.45	10/28/2008	10/28/2013
	125,000	31,250	$0.45	5/5/2009	5/4/2014
	200,000	50,000	$0.35	2/4/2010	2/3/2015
	17,000	4,250	$0.35	2/16/2010	2/15/2015

Craig Sturrock	100,000	35,000	$0.45	10/28/2008	10/28/2013
	50,000	12,500	$0.45	5/5/2009	5/4/2014
	150,000	37,500	$0.35	2/4/2010	2/3/2015

Robert Holmes	100,000	35,000	$0.45	10/28/2008	10/28/2013
	50,000	15,000	$0.45	02/12/2009	02/12/2014
	150,000	37,500	$0.35	2/4/2010	2/3/2015

Richard Patricio	100,000	35,000	$0.45	10/28/2008	10/28/2013
	50,000	15,000	$0.45	02/12/2009	02/12/2014
	150,000	37,500	$0.35	2/4/2010	2/3/2015

Stephen Mut	100,000	100,000	$0.45	6/29/2009	6/29/2014
	250,000	62,500	$0.35	2/4/2010	2/3/2015

Darren Devine (2)	200,000	50,000	$0.35	2/4/2010	2/3/2015

Neyeska Mut	120,000	42,000	$0.45	10/28/2008	10/28/2013
	80,000	24,000	$0.45	2/12/2009	2/12/2014
	175,000	43,750	$0.35	2/4/2010	2/3/2015
	19,000	4,750	$0.35	2/16/2010	2/15/2015

Total Officers/Directors	3,394,000	1,314,250

(1)	125,000 options granted on May 5, 2009 were issued to 390855 B.C. Ltd., a private company owned by Mathew Wong.
(2)	200,000 options granted on February 4, 2010 were issued to Chelmer Investments Corp., a private company owned by Darren Devine.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.           Major Shareholders

Shareholders

The Company is aware of two persons/companies who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of June 24, 2010, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of June 24, 2010

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Brownstone Ventures Inc.	17,843,104	18.08%
Common	Robert L. Hodgkinson (1)	8,388,658	8.50%

(1)
Of these shares, 2,187,341 are represented by common shares, 1,019,000 are represented by stock options and 681,818 are represented by share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 964,204 are common shares owned by 858642 Alberta Ltd., a private company owned by Robert Hodgkinson; 2,036,295 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson.

All percentages based on 98,698,372 shares outstanding as of June 24, 2010.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of June 16, 2010, there were approximately 4,846 registered holders of the Company’s shares in the United States, with combined holdings of 44,618,455 common shares.

Change of Control

As of June 24, 2010, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.           Related Party Transactions

Other than as disclosed below, from January 1, 2007 through December 31, 2009, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

HEC loan to DEAL

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008.  Upon securing the bank line of credit in August 2008, HEC signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants. As at December 31, 2008, $1,950,000 had been advanced on the promissory note. Repayments of $90,642 and $59,358 were made on March 5, 2009 and on April 3, 2009 respectively. As at June 22, 2009, the Company assumed from DEAL the remaining outstanding balance of $1,800,000.

HEC loan to the Company

On August 11, 2008, the Company borrowed $600,000 from HEC.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  At December 31, 2008 $600,000 had been advanced to the Company.  On March 19, 2009, a repayment of $600,000 was made and as at December 31, 2009, no balance remained outstanding.

On September 12, 2008, as consideration for HEC agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, HEC was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, HEC must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the Montney (Buick Creek) property in northeastern British Columbia.  HEC is also required to pay its pro-rata share of the operating costs. On February 26, 2009, HEC exercised its option and elected to become a 10% working interest partner in DEAL’s Montney (Buick Creek) property.  The option price was $90,642.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with HEC in regard to the outstanding debt of $1,800,000 assumed from DEAL by the Company.  Pursuant to the agreements, $450,000 of the debt was converted into 1,363,636 units consisting of 1,363,636 common shares and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be $450,000. The remaining $1,350,000 was converted into a 12% note due on January 1, 2011 and the Company was required to pay 3% fee on the outstanding balance of the loan as at December 31, 2009.  As a result of the sale of 5% working interest in the Drake/Woodrush area to HEC in December 2009 (effective June 1, 2009), both parties agreed to reduce the loan balance by the purchase price of $911,722 including taxes and adjustments. In addition, the loan balance was further reduced by a payment of $50,351.  As at December 31, 2009, a balance of $387,927 remained outstanding.

(b)	Loan from Brownstone Ventures Inc. (“Brownstone”)

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone. Brownstone owns more than 10% of outstanding common shares of the Company and one of Brownstone’s directors also serves on the board of directors of the Company. The promissory note was secured by a general security agreement issued by the Company in favour of Brownstone, and bore interest at 5% per annum.   The principal and interest were repayable by the earlier of the completion of an equity and/or debt financing, and July 1, 2009.  During the year ended December 31, 2008, a repayment of $222,948 (US$220,000) was made and at December 31, 2008 a balance of $4,604,040 (US$3,780,000) owed.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with Brownstone in regard to the outstanding debt of $4,604,040 (US$3,780,000). Pursuant to the agreement, $2,200,000 (US$2,000,000) of the debt was converted into 6,666,667 units consisting of 6,666,667 common shares and 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be US$2,000,000.  The remaining $2,070,140 (US$1,780,000) of the debt was converted into a Canadian dollar denominated 12% note due on January 1, 2011.

On June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.

(c)
During 2008, the Company accrued $19,562 (2007 - US$34,195; 2006 - US$17,282) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 9 to the financial statements, and paid $Nil (2007 - $63,000; 2006 - $63,000) bonus to HEC.  In June 2008, US $400,000 of convertible debentures was converted to 296,296 units. Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 50,806 Units to settle US $68,587 of accrued interest.  In October 2006, the Company assigned 25% of its interest in the Noel Area, to HEC, which agreed to assume 25% of the related obligations.  In November 2006, the Company had received $234,251 from HEC, being the estimated 25% share of the exploration expenditures for the Noel Area.

(d)
During 2008, the Company accrued $4,904 (2007 - US$21,320; 2006 - US$14,830) of interest at 8% per annum related to US$400,000 of convertible debentures as discussed in Note 9 to the financial statements, and paid $Nil (2007 - $63,000; 2006 - $63,000) bonus payments to the President of a private company controlled by the former President of the Company, Douglas Cannaday. In June 2008, US$200,000 of convertible debentures was converted to 148,148 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 12,700 Units to settle US $17,145 of accrued interest.  In April 2007, US$200,000 of convertible debentures was converted to 148,148 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 9,254 Units to settle US $12,493 of accrued interest.

(e)
During 2008, the Company accrued $12,948 (2007 - US$32,222; 2006 - US$14,830) of interest at 8% per annum related to US$400,000 of convertible debentures, as discussed in Note 9 in the financial statements, to an individual related to the CFO. In June 2008, US$250,150 of convertible debentures was converted to 185,296 Units. Each Unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008. The Company also issued 44,444 Units to settle US $59,999 of accrued interest.  In November 2007, US $149,850 of convertible debentures was converted to 111,000 units. Each unit consists of one common share and one warrant, exercisable at US $1.50 per share, expiring on July 15, 2008.

(f)
During 2009, the Company incurred a total of $682,618 (2008 - $737,112) in consulting and professional fees and a total of $90,714 (2008 - $111,291) in rent expenses to the companies controlled by officers of the Company. Included in the total consulting and professional fees incurred was a payment of $107,000 made to a former officer of the Company to terminate the consulting agreement with this officer. In addition, the Company received total rental income of $30,000 (2008 - $28,700) from the companies controlled by officers of the Company.

(g)	During 2009, the Company incurred a total of $382,748 (2008 - $300,434) in interest expense and finance fee to the related parties.

(h)	During 2009, the Company received total consulting fee income of $114,200 (2008: Nil) from a related party.

(l)	During 2007, the Company purchased Wild Horse Energy Ltd., a private company owned by Charles Dove, Director, for $354,880. Wild Horse owns the remaining 10% of DEAL the Company did not already own.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.  FINANCIAL INFORMATION.

A.           Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007.	F-1 - F-38

Legal Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividend Policy

 The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

B.           Significant Changes

Stock Options

Subsequent to December 31, 2009, the Company granted a total of 3,323,000 incentive stock options with a weighted average exercise price at $0.35 per share to independent directors, management, officers, employees and consultants of the Company. The options can be exercised for periods ending up to May 31, 2015.

Bank Line of Credit and Bridge Loan Financing

Subsequent to December 31, 2009, the Company’s bank line of credit was paid off in full.

In March 2010, the Company acquired a credit facility for a bridge loan of up to $5,000,000. The first 2,000,000 of the facility was used to refinance the DEAL’s existing bank facility and fund its working capital. The remainder of the line is accessible subject to additional lender review of engineering reports on oil and gas reserves being developed or acquired. The facility carries interest rate at 12% per annum, subject to a 1% fee on any amount drawn and a 2% fee on repayment.  The Company also paid a $50,000 commitment fee. As at March 31, 2010, $1,500,000 was drawn under this facility.  The proceeds of this bridge loan require lender’s approval before it can be transferred to Dejour. The bridge loan is due on September 22, 2010. Subject to the agreement of the lender, the loan can be extended for a period of maximum 3 months. In addition, the extension will be subject to a 1% extension fee per month on the outstanding loan balance at the beginning of each month.

Private Placement

In March 2010, the Company completed a private placement and issued 2,907,334 flow-through units at $0.35 per unit. Each unit consists of 2,907,334 common shares and 1,453,667 share purchase warrants, exercisable at $0.45 per share on or before March 3, 2011. Gross proceeds raised were $1,018,000.  In connection with this private placement, the Company paid finders’ fees of $55,000 and other related costs of $52,000. The Company also issued 37,423 agent’s warrants, exercisable at $0.45 per share on or before March 3, 2011.

ITEM 9.   THE OFFER AND LISTING

A.           Offering and Listing Details

The Company’s common shares are traded on the Toronto Stock Exchange and on the NYSE Amex, in both cases under the symbol “DEJ.”  The following tables set forth for the periods indicated, the high and low closing prices in Canadian dollars of our common shares traded on the Toronto Stock Exchange and the TSX Venture Exchange and in United States dollars on the NYSE Amex.  The Company traded on the Toronto Stock Exchange Venture Exchange in Vancouver, British Columbia, Canada, until November 20, 2008 when it began trading on the TSX. The Company changed its symbol to “DEJ” after a one for three share consolidation effective October 1, 2003. The Company changed its Toronto Stock Exchange trading symbol on May 23, 2007 to “DEJ” to coincide with its listing on the American Stock Exchange (now NYSE Amex) on the same day under the symbol “DEJ”.

The following table contains the annual high and low market prices for the five most recent fiscal years:

Toronto Stock Exchange (Cdn$)
	High	Low
2009	$0.76	$0.23
2008(1)	$2.17	$0.23
2007	$3.28	$1.02
2006	$2.97	$0.99
2005	$1.07	$0.41
(1) Common shares listed on Toronto Stock Exchange on November 20, 2008.

NYSE Amex (US$)
	High	Low
2009	$0.67	$0.12
2008	$2.17	$0.25
2007(1)	$2.95	$1.29
(1) Shares listed for trading on NYSE Amex on May 7, 2007

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each fiscal quarter for the two most recent fiscal years and any subsequent period:

Toronto Stock Exchange (Cdn$)
	High	Low
2010
Q2 through June 23, 2010	$0.45	$0.29
Q1	$0.48	$0.29
2009
Q4	$0.65	$0.30
Q3	$0.57	$0.24
Q2	$0.50	$0.23
Q1	$0.76	$0.23
2008
Q4(1)	$0.84	$0.33
Q3	$1.97	$0.61
Q2	$2.17	$1.37
Q1	$1.81	$1.20
(1) Common shares listed on Toronto Stock Exchange on November 20, 2008.

NYSE Amex (US$)
	High	Low
2010
Q2 through June 23, 2010	$0.50	$0.28
Q1	$0.47	$0.26
2009
Q4	$0.64	$0.2761
Q3	$0.525	$0.21
Q2	$0.45	$0.184
Q1	$0.67	$0.12
2008
Q4	$0.80	$0.25
Q3	$2.00	$0.60
Q2	$2.17	$1.33
Q1	$1.95	$0.93
(1) Shares listed for trading on NYSE Amex on May 7, 2007

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each of the most recent six months:

Toronto Stock Exchange (Cdn$)
	High	Low
December, 2009	$0.45	$0.30
January, 2010	$0.46	$0.30
February, 2010	$0.37	$0.29
March, 2010	$0.48	$0.29
April, 2010	$0.45	$0.34
May, 2010	$0.40	$0.29
NYSE Amex (US$)
	High	Low
December, 2009	$0.4213	$0.392
January, 2010	$0.435	$0.29
February, 2010	$0.34	$0.26
March, 2010	$0.47	$0.28
April, 2010	$0.497	$0.33
May, 2010	$0.40	$0.28

On June 23, 2010, the closing price of our common shares on the TSX was Cdn$0.34 per common share and on the NYSE Amex was US$0.33 per common share.

B.           Plan of Distribution

Not Applicable.

C.           Markets

Our common shares, no par value, are traded on the TSX under the symbol “DEJ” and are traded on the NYSE Amex under the symbol "DEJ".

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

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

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

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

Description of Share Capital

The Company authorized to issue an unlimited number of common shares of which, as of June 16, 2010, 98,698,372 are issued and outstanding. The Company’s common shares are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors. Except as otherwise required by law the holders of the Company’s common shares will possess all voting power. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all common shares that are present in person or represented by proxy. One holder of common shares issued, outstanding and entitled to vote, represented in person or by proxy, is necessary to constitute a quorum at any meeting of our shareholders.

The holders of the Company’s common shares will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities.  No common shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds attaching to our common shares.

In the event of any merger or consolidation with or into another company in connection with which the Company’s common shares are converted into or exchangeable for shares, other securities or property (including cash), all holders of the Company’s common shares will be entitled to receive the same kind and amount of shares and other securities and property (including cash).

There are no indentures or agreements limiting the payment of dividends on the Company’s common shares and there are no special liquidation rights or subscription rights attaching to the Company’s common shares.

Dividend Record

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

Ownership of Securities and Change of Control

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the Canadian regulatory commissions within ten days of becoming an insider, disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Memorandum and Articles of Association or Bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Differences from Requirements in the United States

Except for the Company’s quorum requirements, certain requirements related to related party transactions and the requirement for notice of shareholder meetings, discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in Canada versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.

C.           Material Contracts

The following are material contracts to which the Company is a party:

HEC loan to DEAL

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008. Upon securing the bank line of credit in August 2008, HEC signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants. As at December 31, 2008, $1,950,000 had been advanced on the promissory note. Repayments of $90,642 and $59,358 were made on March 5, 2009 and on April 3, 2009 respectively. As at June 22, 2009, the Company assumed from DEAL the remaining outstanding balance of $1,800,000.

HEC loan to the Company

On August 11, 2008, the Company borrowed $600,000 from HEC.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  At December 31, 2008 $600,000 had been advanced to the Company.  On March 19, 2009, a repayment of $600,000 was made and as at December 31, 2009, no balance remained outstanding.

On September 12, 2008, as consideration for HEC agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, HEC was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, HEC must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the Montney (Buick Creek) property in northeastern British Columbia.  HEC is also required to pay its pro-rata share of the operating costs. On February 26, 2009, HEC exercised its option and elected to become a 10% working interest partner in DEAL’s Montney (Buick Creek) property.  The option price was $90,642.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with HEC in regard to the outstanding debt of $1,800,000 assumed from DEAL by the Company.  Pursuant to the agreements, $450,000 of the debt was converted into 1,363,636 units consisting of 1,363,636 common shares and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be $450,000. The remaining $1,350,000 was converted into a 12% note due on January 1, 2011 and the Company was required to pay 3% fee on the outstanding balance of the loan as at December 31, 2009.  As a result of the sale of 5% working interest in the Drake/Woodrush area to HEC in December 2009 (effective June 1, 2009), both parties agreed to reduce the loan balance by the purchase price of $911,722 including taxes and adjustments. In addition, the loan balance was further reduced by a payment of $50,351.  As at December 31, 2009, a balance of $387,927 remained outstanding.

Brownstone loan to the Company

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone. Brownstone owns more than 10% of outstanding common shares of the Company and one of Brownstone’s directors also serves on the board of directors of the Company. The promissory note was secured by a general security agreement issued by the Company in favour of Brownstone, and bore interest at 5% per annum.   The principal and interest were repayable by the earlier of the completion of an equity and/or debt financing, and July 1, 2009.  During the year ended December 31, 2008, a repayment of $222,948 (US$220,000) was made and at December 31, 2008 a balance of $4,604,040 (US$3,780,000) owed.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with Brownstone in regard to the outstanding debt of $4,604,040 (US$3,780,000). Pursuant to the agreement, $2,200,000 (US$2,000,000) of the debt was converted into 6,666,667 units consisting of 6,666,667 common shares and 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be US$2,000,000.  The remaining $2,070,140 (US$1,780,000) of the debt was converted into a Canadian dollar denominated 12% note due on January 1, 2011.

On June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.
Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009

In April 2009, the Company’s Canadian subsidiary, DEAL, entered into a purchase and sale agreement with Pengrowth Corporation. Under the agreement, DEAL agreed to sell 100% of its working interest in the Carson Creek area to Pengrowth for gross proceeds of $2,100,000.

In 2009, the Company’s Canadian subsidiary, DEAL, entered into the following purchase and sale Agreements in regard to the disposition of a total 25% working interest in the Drake/Woodrush area for total gross proceeds of $4,500,000:

Date of agreement	Transferee	Working interest %	Gross Proceeds
June 10, 2009	John James Robinson	3%	$540,000
June 15, 2009	C.U. YourOilRig Corp.	10%	$1,800,000
July 8, 2009	Woodrush Energy Partners LLC	6%	$1,080,000
July 31, 2009	RockBridge Energy Inc.	1%	$180,000
December 31, 2009	HEC	5%	$900,000

Property Purchase Agreement between the Registrant and Titan Uranium Inc. dated December 13, 2006

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)
Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months. These warrants expired unexercised on December 15, 2008;

(b)
The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The Company accounted for its investment in Titan using the equity method until February 28, 2009, at which point the Company disposed of the majority of its shares in Titan and therefore is no longer qualified for the use of the equity method of accounting.  The Company’s share of losses in Titan under the equity method for the year ended December 31, 2009 was $142,196 (2008 share of income: $3,636,710).   During the year ended December 31, 2009, the Company sold all of its investment in Titan, resulting in a loss of $274,187 (2008: $8,846).

During the year ended December 31, 2008, the Company recognized an impairment loss of $12,990,343 and wrote down its investment in Titan to $2,721,875, the fair value as at December 31, 2008.

Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006

In July 2006, the Company’s U.S. subsidiary, Dejour USA, entered into a participation agreement (the "2006 Retamco Agreement") with Retamco Operating, Inc. (“Retamco”), a U.S. privately owned oil and gas corporation, and Brownstone Ventures (US) Inc. (“Brownstone”), a subsidiary of Brownstone Ventures Inc., a Canadian company listed on the TSX-V.  Under the agreement, Dejour USA and Brownstone agreed to participate in the ownership of specified oil and gas leasehold interests and related exploration and development of those leases located in the Piceance, Uinta and Paradox Basins of western Colorado and eastern Utah.

Farmout Agreement between the Registrant, Laramie Energy II, LLC, and Brownstone Ventures (US) Inc. dated November 14, 2008

On November 14, 2008, a joint venture agreement was signed with Laramie Energy II LLC (“Laramie”), a privately funded exploration and production company with corporate offices in Denver, Colorado. The joint venture involves approximately 22,000 gross acres (15,700 net to Dejour USA) in an area at the northwest edge of the Piceance Basin. Under the terms of the agreement, Laramie will begin a continuous drilling program on the Dejour USA leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc.

In June 2008, Dejour USA entered into a further purchase and sale agreement with Retamco resulting in Dejour USA acquiring an additional 64,000 net acres involving the same properties in which it purchased an interest in the 2006 Retamco Agreement.  Additionally, as a part of this latter agreement Dejour USA sold its 25% working interests in two wells in the North Barcus Creek Prospect (located in Piceance Basin, Colorado) and roughly 3,682 net acres in the Rio Blanco Deep Prospect (located in northern Colorado).

D.           Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s Common Stock.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Stock of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the Act pertinent to an investment by an American investor in the Company.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Investment Canada Act.

The notification procedure involves a brief statement of information about the investment of a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

An investment is reviewable under the Act if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)
for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition.  The $5,000,000 threshold will apply however for an indirect acquisition of the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)
except as specified in paragraph (c) below, a threshold is calculated for reviewable direct acquisitions by or from WTO Investors.  The threshold for 2005 is $250,000,000.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

I	the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)	engages in the production of uranium and owns an interest in a producing uranium property in Canada;
(ii)	provides any financial services;
(iii)	provides any transportation service; or
(iv)	is a cultural business.

WTO Investor as defined in the Act means:

(a)	an individual, other than a Canadian, who is a national of a WTO Member or who has the right of permanent residence in relation to that WTO Member;

(b)	a government of a WTO Member, whether federal, state or local, or an agency thereof;

an entity that is not a Canadian-controlled entity, and that is a WTO investor-controlled entity, as determined in accordance with the Act;

(d)	a corporation or limited partnership:

(i)	that is not a Canadian-controlled entity, as determined pursuant to the Act;
(ii)	that is not a WTO investor within the meaning of the Act;
(iii)	of which less than a majority of its voting interests are owned by WTO investors;
(iv)	that is not controlled in fact through the ownership of its voting interests; and
(v)	of which two thirds of the members of its board of directors, or of which two thirds of its general partners, as the case may be, are any combination of Canadians and WTO investors;

(e)	a trust:

(i)	that is not a Canadian-controlled entity, as determined pursuant to the Act;
(ii)	that is not a WTO investor within the meaning of the Act;
(iii)	that is not controlled in fact through the ownership of its voting interests, and
(iv)	of which two thirds of its trustees are any combination of Canadians and WTO investors, or

(f)	any other form of business organization specified by the regulations that is controlled by a WTO investor.

WTO Member as defined in the Act means a member of the World Trade Organization.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

The Act specifically exempts certain transactions from either notification or review.  Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.           Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm’s length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

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

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Treaty”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder.  This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S. subject to Section 877 of the Code; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership (or pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

If the Company is not considered a “passive foreign investment company” (a “PFIC”, as defined below) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Company’s common shares.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes.  A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below).  However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income.  Dividends received on common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met.  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Treaty, or (b) common shares of the Company are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year.  (See the section below under the heading "Passive Foreign Investment Company Rules").

If the Company is a QFC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of.  Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is sourced as “foreign source” under the Treaty and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012.  In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the common shares) to report information relating to such assets, subject to certain exceptions.  U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss.  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income.”

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of common shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of its average quarterly assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (the “asset test”).  “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC during the tax year ending December 31, 2009, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current tax year.  However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

If the Company were a PFIC in any tax year and a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner.  U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the Company or any Subsidiary PFIC.  U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

F.           Dividends and Paying Agents

Not Applicable.

G.          Statements by Experts

Not Applicable.

H.          Documents on Display

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Form 20-F and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this Form 20-F.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 598 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Telephone: (604) 638-5050, Facsimile: (604) 638-5051.

I.           Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is engaged primarily in mineral and oil and gas exploration and production and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company’s operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

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

Foreign Currency Exchange Risk

See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Foreign Currenct Risks” for disclosure on the Company’s foreign currency exchange risk.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate fluctuations on its credit facility which bears a floating rate of interest.  The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2009.

Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand.  The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.  As at December 31, 2009, the Company had outstanding a natural gas derivatives contract for 600 gigajoules (“GJ”) per day for the period from November 1, 2009 to April 30, 2010. This contract consisted of a CAD$4.47 per GJ forward sale agreement.  As at December 31, 2009, the Company also had outstanding a crude oil derivatives contract for 100 barrels (“bbl”) per day for the period from September 1, 2009 to April 30, 2010. This contract consisted of a CAD$81.60 per bbl forward sale agreement. As at December 31, 2009, unrealized losses of $99,894 relating to these two contracts was recorded in accumulated other comprehensive income.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.-C.

Not applicable.

D.   American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D.

None.

E.           Use of Proceeds

Not Applicable.

ITEM 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2009.  Based on their evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective and management’s assessment did not identify any material weaknesses.

The Company has provided an auditor's attestation report on internal control over financial reporting for the fiscal year ended December 31, 2009.  In this report, the Company's independent registered auditor, Dale Matheson Carr-Hilton Labonte LLP, states its opinion as to the effectiveness of the Company's internal control over financial reporting for the fiscal year ended December 31, 2009.  Dale Matheson Carr-Hilton Labonte LLP has audited the Company's financial statements included in this annual report on Form 20-F and has issued an attestation report on the Company's internal control over financial reporting.

Attestation report of the register public accounting firms

The Auditor Attestation Report is included in the Dale Matheson Carr-Hilton Labonte LLP Independent Auditor's Report, included in the Company's financial statements, beginning on page F-1 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the Company has at least one audit committee financial expert, Mr. Craig Sturrock, who is an independent director under Rule 803 of the NYSE Amex and Rule 10A-3 of the United States Exchange Act of 1934, as amended, and serves on the Company’s audit committee.

ITEM 16B.  CODE OF ETHICS

The Board of Directors of the Company has adopted a Code of Conduct and Ethics that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates.  A copy of the Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.dejour.com.

Reporting Unethical and Illegal Conduct/Ethics Questions

The Company is committed to taking prompt action against violations of the Code of Conduct and Ethics and it is the responsibility of all directors, officers and employees to comply with the Code and to report violations or suspected violations to the Company’s Compliance Officer.  Employees may also discuss their concerns with their supervisor who will then report suspected violations to the Compliance Officer.

The Compliance Officer is appointed by the Board of Directors and is responsible for investigating and resolving all reported complaints and allegations and shall advise the President and CEO, the CFO and/or the Audit Committee.

During the fiscal year ended December 31, 2009, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following summarizes the amounts charged by the Company’s independent auditors, Dale Matheson Carr-Hilton Labonte LLP, for the years ended December 31, 2009 and December 31, 2008.

	Year ended December 31, 2009	Year ended December 31, 2008
Audit Services Audit of the Corporation’s annual consolidated financial statements and the Corporation’s internal control over financial reporting for the respective year	$97,000	$77,000
Audit Related Services Review of the Company’s quarterly financial statements and audit/review of the Company’s subsidiary annual financial statements	$20,000	$28,000
Tax Services	Nil	Nil
All Other Services	$7,000	$13,000

Pre-Approval Policies and Procedures

Generally, in the past, prior to engaging the Company’s auditors to perform a particular service, the Company’s audit committee has, when possible, obtained an estimate for the services to be performed.  The audit committee in accordance with procedures for the Company approved all of the services described above.

In relation to the pre-approval of all audit and audit-related services and fees the Company’s audit committee charter provides that the audit committee shall:

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
iii.
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2009.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in the Company’s certifying accountant for the last two fiscal years.

ITEM 16G.   CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is one holder of common shares issued, outstanding and entitled to vote, represented in person or by proxy.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow Toronto Stock Exchange rules for shareholder approval of new issuances of its common shares. Following Toronto Stock Exchange rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to TSX rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

The foregoing is consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.dejour.com. Information contained on its website is not part of this annual report.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in our case, conforms in all material respects for the periods presented with United States GAAP, except as discussed in Note 21 of the consolidated financial statements for the year ended December 31, 2009:

ITEM 19.  EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007.	F-1 - F-38

EXHIBIT NUMBER	DESCRIPTION

1.1	Certificate of Incorporation (1)
1.2	Certificate of Name Change (1)
1.3	Articles of Incorporation (1)
1.4	Revised Articles of Incorporation(2)
1.5	Articles of Amalgamation(1)
1.6	Bylaws Number A (1)
4.1	Property Purchase Agreement between the Registrant and Titan Uranium Inc. dated December 13, 2006(3)
4.2	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)
4.3	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)
4.4	Loan Agreement between DEAL and HEC dated May 15, 2008
4.5	Loan Agreement between the Company and HEC dated August 11, 2008
4.6	Loan Agreement between the Company and HEC dated June 22, 2009
4.7	1st Amendment Agreement to Loan Agreement between the Company and HEC dated September 30, 2009
4.8	2nd Amendment Agreement to Loan Agreement between the Company and HEC dated December 31, 2009
4.9	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009
4.10	1st Amendment Agreement to Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated September 30, 2009
4.11	2nd Amendment Agreement to Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated December 31, 2009
4.12	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009
4.13	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009
4.14	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009
4.15	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009
4.16	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009

EXHIBIT NUMBER	DESCRIPTION

4.17	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009
8.1	List of Subsidiaries
12.1	Certification of Robert Hodgkinson Pursuant to Rule 13a-14(a)
12.2	Certification of Mathew Wong to Rule 13a-14(a)
13.1	Certification of Robert Hodgkinson Pursuant to 18 U.S.C. Section 1350
13.2	Certification of Mathew Wong Pursuant to 18 U.S.C. Section 1350
15.1	Reserve Assessment and Evaluation of Canadian Oil and Gas Properties, prepared by GLJ Petroleum Consultants, dated March 24, 2010, effective December 31, 2009
15.2
Letter from Gustavson Associates regarding Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Gibson Gulch Area, Garfield County, Colorado, dated March 12, 2010, effective January 1, 2010

99.1	Consent of Dale Matheson Carr-Hilton Labonte LLP
99.2	Consent of GLJ Petroleum Consultants Ltd.
99.3	Consent of Gustavson Associates, LLC
99.4	Supplemental Oil and Gas Disclosure

(1)	Incorporated by reference to the Registrant’s registration statement on Form 20-F, filed with the commission on May 24, 2005.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DEJOUR ENTERPRISES LTD.

Dated:	June 30, 2010	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Dejour Enterprises Ltd.

We have completed integrated audits of the 2009 and 2008 consolidated financial statements of Dejour Enterprises Ltd. and of its internal control over financial reporting as at December 31, 2009 and 2008, Our opinions, based on our audits, are presented below.

Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Dejour Enterprises Ltd. as at December 31, 2009 and 2008, and the related consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive income (loss) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting
We have also audited Dejour Enterprises Ltd.’s internal control over financial reporting as at December 31, 2009, based on criteria established in internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, which is set out in Management’s Report on Internal Control Over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

…cont’d

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 26, 2010

DEJOUR ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2009	2008

ASSETS
Current
Cash and cash equivalents	$2,732,696	$744,225
Accounts receivable	724,773	840,695
Prepaids and deposits	555,672	428,321
Unrealized financial instrument gain	-	107,768
	4,013,141	2,121,009
Property and equipment (Note 4)	114,747	116,584
Investment in Titan (Note 5)	-	2,721,875
Uranium properties (Note 6 (a))	533,085	696,991
Oil and gas properties (Note 6 (b))	41,224,903	56,986,727
	$45,885,876	$62,643,186

LIABILITIES
Current
Bank indebtedness and line of credit (Note 7)	$850,000	$5,887,450
Accounts payable and accrued liabilities	2,653,483	3,741,770
Unrealized financial instrument loss	99,894	-
Loans from related parties (Note 8)	-	5,204,040
	3,603,377	14,833,260
Loans from related parties (Note 8)	2,345,401	1,950,000
Deferred leasehold inducement	39,913	-
Asset retirement obligations (Note 9)	208,516	363,109
Future income tax liabilities (Note 15)	-	1,133,140
	6,197,207	18,279,509

SHAREHOLDERS' EQUITY
Share capital (Note 10)	72,559,504	64,939,177
Contributed surplus (Note 12)	6,614,805	5,895,560
Deficit	(39,385,746)	(26,578,828)
Accumulated other comprehensive income (loss)	(99,894)	107,768
	39,688,669	44,363,677
	$45,885,876	$62,643,186

Commitments (Notes 7, 8, 9 and 16)
Contingency (Note 18)
Subsequent Events (Note 20)

Approved on behalf of the Board:

“Robert Hodgkinson”	“Craig Sturrock”
Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

REVENUES
Oil and natural gas revenue	$6,470,725	$5,765,555	$-
Realized financial instrument gain	315,270	-	-
	6,785,995	5,765,555	-

EXPENSES
Amortization, depletion and accretion	6,436,553	3,690,939	33,959
Operating and transportation	2,915,002	1,973,300	261,221
Royalties	569,476	1,148,655	-
General and administrative (Note 14)	4,038,332	4,214,783	4,078,800
Interest expense and finance fee	818,494	481,252	293,536
Stock based compensation (Note 11)	697,467	2,719,957	2,461,400
	15,475,324	14,228,886	7,128,916

LOSS BEFORE THE FOLLOWING AND
INCOME TAXES	(8,689,329)	(8,463,331)	(7,128,916)
Interest and other income	417,024	236,838	806,147
Gain (loss) on disposition of investment (Note 5)	(274,187)	(8,846)	44,023
Equity income (loss) from Titan (Note 5)	(142,196)	3,636,710	(2,351,810)
Foreign exchange gain (loss)	257,319	(675,599)	(141,670)
Impairment of investment in Titan (Note 5)	-	(12,990,343)	(21,581,177)
Impairment of uranium properties (Note 6(a))	(148,906)	-	-
Impairment of oil and gas properties (Note 6(b))	(5,359,783)	(2,029,942)	(678,044)
LOSS BEFORE INCOME TAXES	(13,940,058)	(20,294,513)	(31,031,447)

FUTURE INCOME TAXES (EXPENSE) RECOVERY (Note 15)	1,133,140	(596,240)	4,220,774
NET LOSS FOR THE YEAR	(12,806,918)	(20,890,753)	(26,810,673)

RETAINED EARNINGS (DEFICIT), BEGINNING OF THE YEAR	(26,578,828)	(5,688,075)	21,122,598

DEFICIT, END OF THE YEAR	$(39,385,746)	$(26,578,828)	$(5,688,075)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.16)	$(0.29)	$(0.40)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING -
BASIC AND DILUTED	78,926,223	72,210,852	66,588,825

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

NET LOSS FOR THE YEAR	$(12,806,918)	$(20,890,753)	$(26,810,673)
Unrealized financial instrument gain (loss)	(99,894)	107,768	(5,400)

COMPREHENSIVE LOSS FOR THE YEAR	$(12,906,812)	$(20,782,985)	$(26,816,073)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS),
BEGINNING OF THE YEAR	$107,768	$(5,400)	$-
Unrealized gain (loss) arising during the year	(99,894)	107,768	(5,400)
Realized loss (gain) during the year	(107,768)	5,400	-

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), END OF THE YEAR	$(99,894)	$107,768	$(5,400)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	December 31,	December 31,	December 31,
	2009	2008	2007

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the year	$(12,806,918)	$(20,890,753)	$(26,810,673)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	6,436,553	3,690,939	33,959
Equity (income) loss from Titan	142,196	(3,636,710)	2,351,810
Non-cash stock based compensation	697,467	2,719,957	2,461,400
Non-cash finance fees, consulting fees and other expenses	56,334	-	54,889
Capitalized interests on convertible debentures	-	143,758	-
Unrealized foreign exchange loss	-	749,575	-
Realized foreign exchange gain	(333,900)	-	-
Impairment of investment in Titan	-	12,990,343	21,581,177
Impairment of uranium properties	148,906	-	-
Impairment of oil and gas properties	5,359,783	2,029,942	678,044
Future income taxes expense (recovery)	(1,133,140)	596,240	(4,220,774)
(Gain) loss on disposal of investment	274,187	8,846	(44,023)
Deferred leasehold inducement	43,332	-	-
Amortization of deferred leasehold inducement	(3,419)	-	-
Changes in non-cash working capital balances (Note 13)	(1,099,716)	1,304,436	(1,274,271)
	(2,218,334)	(293,427)	(5,188,462)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of equipment	(39,279)	(67,049)	(15,293)
Proceeds from sales of marketable securities	-	27,403	308,644
Proceeds on disposal of investment (Note 5)	2,305,491	529,894	5,966
Proceeds from sales of oil and gas properties	5,542,497	-	-
Resource properties expenditures	(2,587,209)	(27,591,251)	(8,137,694)
	5,221,500	(27,101,003)	(7,838,377)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Bank indebtedness and line of credit	(5,037,450)	5,887,450	-
Loans from related parties	(800,350)	6,404,465	(5,827,000)
Shares issued for cash	4,823,105	2,335,085	14,705,331
	(1,014,695)	14,627,000	8,878,331

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,988,471	(12,767,430)	(4,148,508)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	744,225	13,511,655	17,660,163

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$2,732,696	$744,225	$13,511,655

Supplemental Cash Flow Information – Note 13

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.”  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All dollar amounts are stated in Canadian dollars, the Company’s reporting currency, unless otherwise indicated. Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in B.C.  All intercompany transactions are eliminated upon consolidation.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for financial statements.  Except as indicated in Note 21, they also comply, in all material respects, with accounting principles generally accepted in the United States.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

(a)	Recently Adopted Accounting Policies

(i)
Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The adoption of this new standard had no effect on the amounts disclosed in the financial statements.

(ii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair value of Financial Assets and Liabilities, which requires that an entity should take into account the credit risk of the entity and the counterparty in determining the fair value of financial assets and financial liabilities.  This guidance is adopted retrospectively, with restatement.   No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities.

(iii)
Effective January 1, 2009, the Company adopted the newly issued guidance of the EIC-174, Mining Exploration Costs, which provides guidance on the accounting and the impairment review of exploration costs.  The adoption of this EIC did not have an effect on the Company’s financial statements.

(iv)
Effective January 1, 2009, the Company adopted the amended CICA Handbook Section 1000, Financial Statement Concepts, which clarifies the criteria for recognition of an asset, reinforcing the distinction between costs that should be expensed and those that should be capitalized.  The adoption of this Section did not have an effect on the Company’s financial statements.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

(b)	Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)	The CICA issued the following new Sections: 1582 Business Combinations, 1601 Consolidations, and 1602 Non-Controlling Interest. These standards are effective January 1, 2011.

(ii)
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.  The Company is in the first phase of its transition program, which includes scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statement presentation.  The Company also is in the assessment phase of the design and work plan to calculate the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.  The Company will address the design, planning, solution development and implementation of the conversion in 2010.

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

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Depletion and depreciation of the capitalized costs are computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

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

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Software	100%
Leasehold improvements	term of lease

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

(e)	Investments

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

(f)	Earnings (Loss) per Share

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

(g)	Joint Operations

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

(h)	Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the year.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

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

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring management’s estimates relate to the recoverability of the carrying value of the Company’s resource properties, the amounts recorded for depletion and depreciation of oil and natural gas property, properties and equipment, the provision for asset retirement obligations, future income tax effects and the determination of fair value of stock-based compensation.  The cost recovery ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, futures cost, and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(j)	Financial Instruments

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

The Company’s financial instruments consist of cash and cash equivalents, derivatives, accounts receivable, bank line of credit, accounts payable, loan from joint-venture partner, and loan from related party.  Management has determined that the fair value of these financial instruments approximates their carrying values.

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

The Company enters into derivative financial instruments to manage its exposure to volatility in commodity prices.  These instruments are not used for trading or other speculative purposes.  For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that documentary and approvals requirements are met. The documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  The Company also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.

Cash flow hedges:  The effective portion of changes in the fair value of financial instruments designated as a cash flow hedge is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized in net income.  Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

Fair value hedges:  Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value.  Changes in the fair value of both the hedging and hedged item are reflected in net income.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(j)	Revenue Recognition

Revenues from the sale of oil and natural gas are recorded when title passes to an external party and collectability is reasonably assured.

(k)	Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period for officers, directors and employees and over the service life for consultants.  The fair value of options and other stock based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.

(l)	Asset Retirement Obligations

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

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures.  The Company renounces the qualifying expenditures and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company has adopted the recommendation by the EIC of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers and applicable tax filing have been made with the Canada Revenue Agency.

(n)	Impairment of Long-lived Assets

CICA Handbook, Section 3063, Impairment of Long-lived Assets provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated other than a temporary decline, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

(o)	Comprehensive Income

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

NOTE 4 – PROPERTY AND EQUIPMENT

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$135,804	$71,350	$64,454	$134,373	$55,711	$78,662
Computer equipment	85,020	66,033	18,987	83,837	51,642	32,195
Software	19,802	17,686	2,116	15,570	9,843	5,727
Leasehold improvements	32,433	3,243	29,190	-	-	-
	$273,059	$158,312	$114,747	$233,780	$117,196	$116,584

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 5 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)
Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months. These warrants expired unexercised on December 15, 2008;

(b)
The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The Company accounted for its investment in Titan using the equity method until February 28, 2009, at which point the Company disposed of the majority of its shares in Titan and therefore is no longer qualified for the use of the equity method of accounting.  The Company’s share of losses in Titan under the equity method for the year ended December 31, 2009 was $142,196 (2008 share of income: $3,636,710).   During the year ended December 31, 2009, the Company sold all of its investment in Titan, resulting in a loss of $274,187 (2008: $8,846).

During the year ended December 31, 2008, the Company recognized an impairment loss of $12,990,343 and wrote down its investment in Titan to $2,721,875, the fair value as at December 31, 2008.

NOTE 6 – RESOURCE PROPERTIES

(a)	Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 5 and realized a gain on disposition of $30,177,082. During the year ended December 31, 2009, a number of leases expired.  As a result, the Company recorded an impairment of uranium properties of $148,906 (2008: $Nil). The carrying value of the remaining 10% carried interest and 1% net smelter return was $533,085 as at December 31, 2009 and $696,991 as at December 31, 2008.

(b)	Oil and Gas Properties

United States (US) Oil and Gas Projects

Colorado / Utah Oil & Gas Projects

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation. The cost to the Company was $25,182,532.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 6 – RESOURCE PROPERTIES (continued)

In June 2008, the Company entered into a Purchase and Sale Agreement with Retamco, resulting in the acquisition of an additional 64,000 net acres.  The additional acreage was acquired in exchange for the Company's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of $4,078,800 (US$4,000,000). As part of the transaction, Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects,  provided the Company with a $4,078,800 (US $4,000,000) secured loan, which was used to purchase the additional acreage interests (refer to Note 8(b)).

During the year ended December 31, 2009, a number of leases expired.  As a result, the Company recorded an impairment of oil and gas properties of $1,403,929 (2008: $2,029,942).

Canadian Oil and Gas Projects

During the year ended December 31, 2009, the Company sold 100% of the Company’s working interest in the Carson Creek area to an unrelated third party for gross proceeds of $2,100,000.  In addition, the Company sold in total a 25% working interest in the Drake/Woodrush properties for gross proceeds of $4,500,000, 5% of which was purchased by a private company controlled by the Chief Executive Officer (“CEO”) of the Company in settlement of debt.

A continuity summary of capitalized acquisition costs and exploration expenditures in the Company’s oil and gas properties for the years ended December 31, 2009 and 2008 are as follows:

Oil and Gas Properties
		Acquisition Costs	Exploration & Development	Impairment	Capitalized Interests,
	Balance Dec. 31, 2007	(Dispositions), Net	(Dispositions), Net	and write- down	Depletion & Other	Balance Dec. 31, 2008
US Oil and Gas Properties:

Colorado / Utah Projects	$27,408,361	$3,947,305	$-	$(2,029,942)	$-	$29,325,724
Others	37,406	130,268	-	-	-	167,674
	27,445,767	4,077,573	-	(2,029,942)	-	29,493,398
Canadian Oil and Gas Properties:
Carson Creek	535,504	265	1,252,109	-	-	1,787,878
Drake/Woodrush	2,461,447	10,369	16,543,565	-	-	19,015,381

Montney (Buick Creek)	-	907,733	-	-	69,317	977,050

Saddle Hills	534,970	269	451,898	-	-	987,137
Others	3,736,811	14,269	4,206,269	-	-	7,957,349
Asset retirement obligations	-	-	-	-	404,311	404,311
Property depletion	-	-	-	-	(3,635,777)	(3,635,777)
	7,268,732	932,905	22,453,841	-	(3,162,149)	27,493,329

	$34,714,499	$5,010,478	$22,453,841	$(2,029,942)	$(3,162,149)	$56,986,727

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 6 – RESOURCE PROPERTIES (continued)

Oil and Gas Properties
		Acquisition Costs	Exploration &	Impairment
	Balance Dec. 31, 2008	(Dispositions), Net	Development (Dispositions), Net	and write-down	Depletion and Other	Balance Dec. 31, 2009
US Oil and Gas Properties:

Colorado / Utah Projects	29,325,724	$193,892	$332,763	$(1,403,929)	$-	$28,448,450
Others	167,674	-	-	-	-	167,674
	29,493,398	193,892	332,763	(1,403,929)	-	28,616,124
Canadian Oil and Gas Properties:
Carson Creek	1,787,878	(265)	(1,787,613)		-	-
Drake/Woodrush	19,015,381	(269,491)	(2,239,573)		-	16,506,317

Montney (Buick Creek)	977,050	(80,660)	19,392		-	915,782
Saddle Hills	987,137	1,077	39,778		-	1,027,992
Others	7,957,349	762,790	(837,397)	-	-	7,882,742
Asset retirement obligations	404,311	-	-	-	(154,160)	250,151
Property depletion	(3,635,777)	-	-	-	(6,382,574)	(10,018,351)
Impairment	-	-	-	(3,955,854)	-	(3,955,854)
	27,493,329	413,451	(4,805,413)	(3,955,854)	(6,536,734)	12,608,779
	$56,986,727	$607,343	$(4,472,650)	$(5,359,783)	$(6,536,734)	$41,224,903

In determining the Company’s depletion of $6,382,574, unproven properties totaling $915,782 (2008: $979,048) were excluded from the depletion calculation.  The Company performed a ceiling test calculation at December 31, 2009 to assess the recoverable value of the properties.  The oil and gas future prices are based on the January 1, 2010 commodity price forecast of independent reserve evaluators.  Based on these assumptions, the undiscounted value of future net revenues from the Company’s proved and probable reserves were less than the carrying value of oil and gas properties at December 31, 2009. As a result, the Company recorded an impairment of oil and gas properties of $3,955,854 (2008: $Nil).

Depletion and depreciation is computed using the unit-of-production method based on the estimated net proven and probable reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation. The benchmark reference pricing as at December 31, 2009 used for the ceiling test calculation respecting Canadian properties was provided by a qualified reserves evaluator independent of the Company.

NOTE 7 – BANK LINE OF CREDIT

In August 2008, DEAL secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility, secured by DEAL’s oil and gas assets in Canada, was at an interest rate of Canadian prime plus 1%.  In accordance with the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 7 – BANK LINE OF CREDIT (continued)

During the year ended December 31, 2009, the terms of the bank line of credit were amended. The facility was reduced from $7,000,000 to $1,780,000 and the interest rate was adjusted to Canadian prime plus 2%. As at December 31, 2009, DEAL was in compliance with the working capital ratio requirement. Subsequent to December 31, 2009, the terms of the bank line of credit were further amended. The facility was reduced from $1,780,000 to $1,000,000 effective January 7, 2010. On March 22, 2010, the bank line of credit was paid off in full.  At December 31, 2009 $850,000 (2008 - $5,550,000) of this facility was utilized.

Subsequent to December 31, 2009, the Company negotiated a credit facility for up to $5,000,000. This facility is secured by DEAL’s oil and gas assets in Canada. The first $2,000,000 of the facility was used to refinance the Company’s existing bank facility and fund working capital. The remainder of the facility is accessible subject to additional lender review. The facility carries interest rate at 12% per annum, subject to a 1% fee on any amount drawn and a 2% fee on repayment. The Company paid a $50,000 commitment fee.

NOTE 8 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

HEC loan to DEAL

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by the assets, equipment, fixtures, inventory and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008. Upon securing the bank line of credit in August 2008 (refer to note 7), HEC signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants. As at December 31, 2008, $1,950,000 had been advanced on the promissory note. Repayments of $90,642 and $59,358 were made on March 5, 2009 and on April 3, 2009 respectively. As at June 22, 2009, the Company assumed from DEAL the remaining outstanding balance of $1,800,000.

HEC loan to the Company

On August 11, 2008, the Company borrowed $600,000 from HEC.  The loan was secured by all assets of the Company, repayable on demand, bore interest at the Canadian prime rate per annum, and had a loan fee of 1% of the outstanding amount per month.  At December 31, 2008 $600,000 had been advanced to the Company.  On March 19, 2009, a repayment of $600,000 was made and as at December 31, 2009, no balance remained outstanding.

On September 12, 2008, as consideration for HEC agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, HEC was granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, HEC must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the Montney (Buick Creek) property in northeastern British Columbia.  HEC is also required to pay its pro-rata share of the operating costs. On February 26, 2009, HEC exercised its option and elected to become a 10% working interest partner in DEAL’s Montney (Buick Creek) property.  The option price was $90,642.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with HEC in regard to the outstanding debt of $1,800,000 assumed from DEAL by the Company.  Pursuant to the agreements, $450,000 of the debt was converted into 1,363,636 units consisting of 1,363,636 common shares and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be $450,000. The remaining $1,350,000 was converted into a 12% note due on January 1, 2011 and the Company was required to pay 3% fee on the outstanding balance of the loan as at December 31, 2009.  As a result of the sale of 5% working interest in the Drake/Woodrush area to HEC in December 2009 (effective June 1, 2009), both parties agreed to reduce the loan balance by the purchase price of $911,722 including taxes and adjustments. In addition, the loan balance was further reduced by a payment of $50,351.  As at December 31, 2009, a balance of $387,927 remained outstanding.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Brownstone Ventures Inc. (“Brownstone”)

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone. Brownstone owns more than 10% of outstanding common shares of the Company and one of Brownstone’s directors also serves on the board of directors of the Company (refer to Note 6(b)). The promissory note was secured by a general security agreement issued by the Company in favour of Brownstone, and bore interest at 5% per annum.   The principal and interest were repayable by the earlier of the completion of an equity and/or debt financing, and July 1, 2009.  During the year ended December 31, 2008, a repayment of $222,948 (US$220,000) was made and at December 31, 2008 a balance of $4,604,040 (US$3,780,000) owed.

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with Brownstone in regard to the outstanding debt of $4,604,040 (US$3,780,000). Pursuant to the agreement, $2,200,000 (US$2,000,000) of the debt was converted into 6,666,667 units consisting of 6,666,667 common shares and 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be US$2,000,000.  The remaining $2,070,140 (US$1,780,000) of the debt was converted into a Canadian dollar denominated 12% note due on January 1, 2011.

On June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.  The grant date fair value of the warrants of $169,000 has been recorded in contributed surplus and will be amortized as a finance fee over the life of the note.

12% note	$2,070,140
Finance fee	(169,000)
Accumulated amortization of finance fees	56,334
Balance as at December 31, 2009	$1,957,474

NOTE 9 – ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods.  The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations related to its oil and gas properties in Canada as at December 31, 2009 to be $482,884.  These obligations are expected to be settled by year 2029.  A credit adjusted risk-free rate of 5% and an inflation rate of 0.3% was used to calculate the present value of the asset retirement obligations.

Balance at December 31, 2007	$-
Liabilities incurred during the year	404,311
Accretion expense	16,412
Actual costs incurred	(57,614)

Balance at December 31, 2008	363,109
Liabilities incurred during the year	-
Change in estimate	(154,160)
Accretion expense	12,863
Actual costs incurred	(13,296)

Balance at December 31, 2009	$208,516

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 10 – SHARE CAPITAL

Authorized:	Unlimited common shares, no par value
Unlimited first preferred shares, issuable in series
Unlimited second preferred shares, issuable in series

	Common
	Shares	Value

Balance at December 31, 2007	70,128,329	$61,393,964
- For conversion of convertible debenture	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(536,900)

Balance at December 31, 2008	73,651,882	64,939,177

- For cash on exercise of stock options	631,856	273,223
- For settlement of debt (Note 8)	8,030,303	2,650,000
- For cash by private placements, net of share issuance costs	13,476,997	4,549,882
- Contributed surplus reallocated on exercise of stock options	-	147,222

Balance at December 31, 2009	95,791,038	$72,559,504

During the year ended December 31, 2009, the Company completed the following:

In October 2009, the Company completed a private placement and issued 2,710,332 flow-through shares (“FTS”) at $0.60 per share. Gross proceeds raised were $1,626,199.  In connection with this private placement, the Company paid finders’ fees of $83,980 and other related costs of $73,427.

In December 2009, the Company completed a private placement and issued 10,766,665 units at US$0.30 per unit. Each unit consists of 10,766,665 common shares and 8,075,000 share purchase warrants, exercisable at US$0.40 per share on or before December 23, 2014. Gross proceeds raised were $3,425,060 (US$3,230,000). In connection with this private placement, the Company paid finders’ fees of $203,180 and other related costs of $140,788. The Company also issued 645,999 agent’s warrants, exercisable at US$0.46 per share on or before November 3, 2014. The grant date fair values of the warrants and agent’s warrants, estimated to be $888,250 and $71,060 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

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

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 11 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the year ended December 31, 2009, the Company granted 3,312,000 (2008 – 4,945,000) options to its officers, directors, consultants, employees and advisors. In addition, 5,461,842 (2008 – 1,693,053) options were cancelled or expired with a weighted average exercise price at $1.46 (2008 - $1.83).

As at December 31, 2009, there were 4,416,682 options outstanding with a weighted average exercise price at $0.45, of which 1,233,807 were vested. The vested options can be exercised for periods ending up to November 12, 2014 to purchase common shares of the Company at prices ranging from $0.45 to $0.55 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods for directors and employees and over the service life for consultants. The fair value of the options granted during the year ended December 31, 2009 was determined to be $930,250 (2008 - $2,406,250). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 3.94 years (2008 – 4.05 years), risk-free interest rate of 1.66% (2008 – 2.95%) and expected volatility of 100.52% (2008 – 81.10%).

During the year ended December 31, 2009, the Company recognized a total of $697,467 (2008 - $2,719,957) of stock based compensation relating to the vesting of options.

As at December 31, 2009, there were 3,182,875 unvested options included in the balance of the outstanding options. As of December 31, 2009, there was $862,706 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 3.83 years.  The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2007	5,627,481	$1.49	1.96 years
Options granted	4,945,000	0.88
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,693,053)	1.83

Balance, December 31, 2008	7,198,380	1.22	2.94 years
Options granted	3,312,000	0.46
Options exercised	(631,856)	0.43
Options cancelled and expired	(5,461,842)	1.46

Balance, December 31, 2009	4,416,682	$0.45	3.54 years

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 11 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of stock options vested and exercisable as at December 31, 2009 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
1,095,625	$0.45	3.00
60,000	$0.50	1.00
78,182	$0.55	1.00

1,233,807	$0.46	2.78

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Excercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2007	2,372,531	$3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53

Balance, December 31, 2008	2,104,129	3.35	0.40 years
Warrants issued	14,736,150	0.47
Warrants exercised	-	-
Warrants expired	(2,104,129)	3.35

Balance, December 31, 2009	14,736,150	$0.47	4.36 years

Details of warrants outstanding as at December 31, 2009 are as follows:

Number of Warrants Outstanding	Exercise Price		Weighted Average Remaining Contractual Life (Years)
2,000,000		$0.50	1.47
4,015,151		$0.55	4.48
8,075,000	US$	0.40	4.98
645,999	US$	0.46	4.84

14,736,150

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 12 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2007	$3,735,270
Stock compensation on vesting of options	2,719,957
Value of conversion feature on convertible debenture	(27,136)
Allocated to share capital on exercise of options	(532,531)

Balance at December 31, 2008	5,895,560
Stock compensation on vesting of options	697,467
Allocated to share capital on exercise of options	(147,222)
Value of warrants issued for settlement of debt	169,000

Balance at December 31, 2009	$6,614,805

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

	December 31,	December 31,
	2009	2008
Changes in non-cash working capital balances:
Accounts receivable	$115,922	$(782,856)
Prepaids and other receivables	(127,351)	219,170
Advances for oil and gas projects	-	790,487
Accounts payable and accrued liabilities	(1,088,287)	1,077,635
	$(1,099,716)	$1,304,436

Changes in non-cash financing and investing activities:
Common shares issued for convertible debentures	$-	$1,214,497
Conversion feature on convertible debenture	-	(27,136)

Other cash flow information:
Interest paid	$569,192	$374,679
Income taxes paid	-	-
	$569,192	$374,679

Components of cash and cash equivalents
Cash	$2,582,696	$774,225
Guaranteed investment certificates	150,000	-
	$2,732,696	$774,225

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 14 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, the Company entered into the following transactions with related parties:

(a)
The Company incurred a total of $682,618 (2008 - $737,112) in consulting and professional fees and a total of $90,714 (2008 - $111,291) in rent expenses to the companies controlled by officers of the Company. Included in the total consulting and professional fees incurred during fiscal 2009 was a payment of $107,000 made to a former officer of the Company to terminate the consulting agreement with this officer.

(b)	The Company incurred a total of $382,748 (2008 - $300,434) in interest expense and finance fee to the related parties.

(c)	The Company received total rental income of $30,000 (2008 - $28,700) from the companies controlled by officers of the Company.

(d)	The Company received total consulting fee income of $114,200 (2008:Nil) from a related party.

(e)
In May 2008, DEAL issued a promissory note for up to $2,000,000 to HEC. As at December 31, 2008, $1,950,000 had been advanced on the promissory note. During the year ended December 31, 2009, $150,000 was repaid and the remaining $1,800,000 was assumed by the Company. Pursuant to an agreement with HEC, $450,000 of the debt was converted into common shares and common share purchase warrants of the Company, and $900,000 was settled by the sale of 5% working interest in Drake/Woodrush to HEC. Refer to Note 8(a).

(f)	In August 2008, the Company borrowed $600,000 from HEC. This was fully paid off during the year ended December 31, 2009. Refer to Note 8(a).

(g)	In February 2009, HEC exercised its option and elected to become a 10% working interest partner in DEAL’s Montney (Buick Creek) property. The option price was $90,642. Refer to Note 8(a).

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 15 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2009	2008

Loss before income taxes	$(13,940,058)	$(20,294,513)
Corporate tax rate	30.00%	31.00%

Expected tax recovery	(4,182,017)	(6,291,299)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	695,723	(84,595)
Impact of foreign exchange rate changes	(101,005)	(350,194)
Titan shares and warrants investment	-	886,123
Change in future tax asset valuation allowance	3,028,499	5,407,647
Stock based compensation, share issue costs and other permanent differences	(231,005)	1,122,460
Other adjustments	(343,335)	(93,902)

Future income taxes expense (recovery)	$(1,133,140)	$596,240

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

	2009	2008

Future income tax assets
Non-capital losses available	$6,829,131	$5,253,487
Capital losses available	1,365,955	1,594,217
Resource tax pools in excess of net book value	1,204,440	-
Share issue costs and other	227,102	322,842
	9,626,628	7,170,546

Future income tax liabilities
Long term investments	-	(392,403)
Net book value in excess of resource tax pools	-	(1,312,812)
	-	(1,705,215)

Net future income tax assets	9,626,628	5,465,331

Valuation allowance	(9,626,628)	(6,598,471)

Net future income tax liabilities	$-	$(1,133,140)

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 15 – FUTURE INCOME TAXES (continued)

The Company has approximately $22,165,000 (2008 – $16,446,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2015	$1,729,000
2026	2,121,000
2027	6,978,000
2028	4,886,000
2029	6,451,000
$22,165,000

In addition, the Company has Canadian exploration and development expenditures totaling approximately $18,477,000, unamortized share issue costs of approximately $772,000 and capital loss carry forwards of approximately $5,274,000 which may be available to reduce future taxable income.  Both the exploration and development expenditures and the capital losses can be carried forward indefinitely.

NOTE 16 – COMMITMENT

The Company has entered into lease agreements on office premises for its various locations.  Under the terms of the leases, the Company is required to make minimum annual payments.  Future minimum annual lease payments under the leases are as follows:

2010	$187,328
2011	73,051
2012	73,051
2013	73,051
2014	48,700
$455,181

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 17 – SEGMENTED DISCLOSURE

As at December 31, 2009 and 2008, the Company’s significant assets, losses and revenue by geographic location were as follows:

	December 31	December 31,
	2009	2008
Canada
Revenue	$6,785,995	$5,751,672
Interest and other income	302,824	124,208
Future income tax recovery (expense)	1,133,140	(596,240)
Segmented loss	(10,969,741)	(17,301,636)
Assets:
Current Assets	3,646,770	1,765,599
Equipment, net	85,664	80,701
Investment in Titan	-	2,721,875
Uranium properties	533,085	696,991
Oil and gas properties, net	12,608,779	27,493,329
	16,874,298	32,758,495
U.S.A.
Revenue	-	13,883
Interest and other income	114,200	112,630
Segmented loss	(1,837,177)	(3,589,117)
Assets:
Current Assets	366,372	355,410
Equipment, net	29,083	35,883
Oil and gas properties, net	28,616,124	29,493,398
	29,011,578	29,884,691
Total assets	$45,885,876	$62,643,186

NOTE 18 – CONTINGENCY

The Company was involved in a termination claim and litigation from a former officer and director arising in the normal course of business.  Subsequent to December 31, 2009, both parties agreed to settle the claim and the Company made a settlement payment of $100,000 to the former director and officer. This amount was included in accounts payable and accrued liabilities as at December 31, 2009.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 19 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY

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

(a)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.  Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Company has a revolving reserve based credit facility (refer to Note 7).  The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bank line of credit, which is subject to renewal after a 364-day revolving period, could be potentially due within the next year if the facility is not renewed for a further 364-day period.

(b)	Market Risk

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

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 19 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(c)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars.  Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified.  The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2009.

The Company was exposed to the following foreign currency risk at December 31, 2009:

Expressed in foreign currencies - 2009	USD
Cash and cash equivalents	$1,526,455
Accounts receivable	69,221
Accounts payable and accrued liabilities	(263,048)
Balance sheet exposure	$1,332,628

The following foreign exchange rates applied for the year ended and as at December 31, 2009:

YTD average USD to CAD	1.142
December 31, reporting date rate	1.051

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the following currencies against the Canadian dollar would result in the decrease of net loss of $140,059 at December 31, 2009. For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(d)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company is exposed to interest rate fluctuations on its credit facility which bears a floating rate of interest.  The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2009.

(e)	Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand.  The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.  As at December 31, 2009, the Company had outstanding a natural gas derivatives contract for 600 gigajoules (“GJ”) per day for the period from November 1, 2009 to April 30, 2010. This contract consisted of a CAD$4.47 per GJ forward sale agreement.  As at December 31, 2009, the Company also had outstanding a crude oil derivatives contract for 100 barrels (“bbl”) per day for the period from September 1, 2009 to April 30, 2010. This contract consisted of a CAD$81.60 per bbl forward sale agreement. As at December 31, 2009, unrealized losses of $99,894 relating to these two contracts was recorded in accumulated other comprehensive income.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 19 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(f)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future development.  The Company considers its capital structure to include share capital, cash and cash equivalents and line of credit, loan from joint-venture partner, loan from related party, and working capital.  In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future.  There have been no changes to the Company’s capital management strategy during the year ended December 31, 2009.

NOTE 20 – SUBSEQUENT EVENTS

(a)	Stock Options

Subsequent to December 31, 2009, the Company granted a total of 3,053,000 incentive stock options with a weighted average exercise price at $0.35 per share to independent directors, management, officers, employees and consultants of the Company. The options can be exercised for periods ending up to February 15, 2015.

(b)	Bank Line of Credit and Bridge Loan Financing

Subsequent to December 31, 2009, the bank line of credit was paid off in full.

In February 2010, the Company negotiated a credit facility for up to $5,000,000. This facility is secured by DEAL’s oil and gas assets in Canada. The first $2,000,000 of the facility was used to refinance the Company’s existing bank facility and fund its working capital.  The remainder of the line is accessible subject to additional lender review. The facility bears interest at a rate of 12% per annum, subject to a 1% fee on any amount drawn and a 2% fee on repayment. The Company paid a $50,000 commitment fee. Refer to Note 7.

(c)	Private Placement

In March 2010, the Company sold 2,907,334 flow-through units at $0.35 per share. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company. The Company issued 1,453,667 share purchase warrants, exercisable at $0.45 per warrant on or before March 3, 2011. Gross proceeds raised were $1,018,000. In connection with this private placement, the Company paid finders’ fees of up to 6.25% of the proceeds in cash. The Company also issued 37,423 agents’ warrants, exercisable at $0.45 per warrant on or before March 3, 2011.

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects with accounting principles generally accepted in the United States and from practices prescribed by the Securities and Exchange Commission (collectively “US GAAP”).  Material differences to these financial statements are as follows:

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(a)	Interest in unproven mineral properties

Under US GAAP, the Company classified its mineral rights as tangible assets and accordingly acquisition costs are capitalized as mineral property costs.  US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition.  If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.  Mineral exploration costs are expensed as incurred until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for all periods presented, the Company has capitalized all mineral exploration costs for US GAAP purposes unless the costs relate to unproven mineral properties.  In addition, under Canadian GAAP, cash flows relating to unproven mineral property costs are reported as investing activities. For US GAAP, these costs are classified as operating activities.

(b)	Stock-based compensation

The Company has granted stock options to certain directors, employees and consultants.  Under Canadian GAAP, prior to 2003, no compensation expense was recorded in connection with the granting of stock options.  Under previous US GAAP, the Company accounted for stock-based compensation in respect of stock options granted to directors and employees using the intrinsic value based method.  Stock options granted to non-employees were accounted for by applying the fair value method using the Black-Scholes option pricing model.  Commencing January 1, 2003, under Canadian GAAP the Company expenses the fair value of all stock options granted and under US GAAP prospectively changed its accounting policy to account for all stock options granted in accordance with Accounting Standards Codification (“ASC”) 718.  As a result, effective January 1, 2003, there is no material difference between the Company’s accounting for stock options under US GAAP versus Canadian GAAP.

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

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Flow-through share premiums

Under US GAAP, the proceeds from the issuance of flow-through shares are allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools.

Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	Reporting comprehensive income

ASC 220 “Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income for the year as adjusted for all other non-owner changes in shareholders’ equity. ASC 220 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. Effective January 1, 2007, the Company adopted new Canadian GAAP accounting standards issued by the CICA relating to comprehensive income. The new standard has been adopted on a prospective basis with no restatement to prior period financial statements. The new standard substantially harmonizes Canadian GAAP with US GAAP with respect to reporting comprehensive income and loss. During the year, other comprehensive loss recognized is $99,894 (2008 income – $107,768).

(f)	Statements of cash flows

For Canadian GAAP, all cash flows relating to mineral property costs are reported as investing activities. For US GAAP, mineral property acquisition costs would be characterized as investing activities and mineral property exploration costs as operating activities.

(g)	Recent accounting pronouncements

During 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update, "Amendments Based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (the "Codification").  The Codification became the single source of authoritative GAAP in the United States, other than rules and interpretive releases issued by the United States Securities and Exchange Commission ("SEC"). The Codification reorganized GAAP into a topical format that eliminates the previous GAAP hierarchy and instead established two levels of guidance – authoritative and nonauthoritative.  All non-grandfathered, non-SEC accounting literature that was not included in the Codification became nonauthoritative. The adoption of the Codification did not change previous GAAP, but rather simplified user access to all authoritative literature related to a particular accounting topic in one place.  Accordingly, the adoption had no impact on the Company’s consolidated financial position or results of operations.  All prior references to previous GAAP in the Company’s consolidated financial statements were updated for the new references under the Codification.

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

On July 1, 2009, the Company adopted authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. Adoption of the new guidance had  no impact on the Company’s financial statements.

On July 1, 2009, the Company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent’s equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. Adoption of the new guidance had no impact on the Company’s financial statements.

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

On July 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance had  no impact on the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted
In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for the Company beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company believes adoption of this new guidance will have no impact on the Company’s financial statements.

(h)	Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the balance sheets, statements of operations and cash flows are summarized as follows:

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)	Assets

	December 31,	December 31,
	2009	2008

Total assets, under Canadian GAAP	$45,885,876	$62,643,186
Exploration costs - unproven resource properties	(481,714)	(628,018)
Add: Resource properties accumulated depletion under Canadian GAAP	10,018,351	3,635,777
Add: Resource properties impairment under Canadian GAAP	3,955,854	-
Less: Resource properties accumulated depletion under US GAAP	(8,782,402)	(4,063,107)
Less: Resource properties impairment under US GAAP	(15,807,960)	(12,395,905)

Total assets, under US GAAP	$34,788,005	$49,191,933

(ii)	Liabilities

	December 31,	December 31,
	2009	2008

Total liabilities, under Canadian GAAP	$6,197,207	$18,279,509
Add: flow through issue cost liability under US GAAP	271,033	-

Total liabilities, under US GAAP	$6,468,240	$18,279,509

(iii)	Share Capital

	December 31,	December 31,
	2009	2008

Total share capital, under Canadian GAAP	$72,559,504	$64,939,177
Add: flow through issue cost under Canadian GAAP	4,669,883	4,669,883
Less: flow through issue cost under US GAAP	(456,033)	(185,000)

Total share capital, under US GAAP	$76,773,354	$69,424,060

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)	Reconciliation (continued)

(iv)   Deficit

	December 31,	December 31,
	2009	2008

Deficit, under Canadian GAAP	$(39,385,746)	$(26,578,828)
Add: gain on disposal of uranium properties	5,652,166	5,652,166
Less: exploration costs - unproven resource property expenditures	(6,265,184)	(6,280,184)
Add: Uranium properties impairment under Canadian GAAP	148,906	-
Less: Uranium properties impairment under US GAAP	(17,602)	-
Less: flow through share future tax recovery under Canadian GAAP	(4,669,883)	(4,669,883)
Add: flow through share future tax recovery under US GAAP	185,000	185,000
Add: Resource properties depletion under Canadian GAAP	10,018,351	3,635,777
Add: Resource properties impairment under Canadian GAAP	3,955,854	-
Less: Resource properties depletion under US GAAP	(8,782,402)	(4,063,107)
Less: Resource properties impairment under US GAAP	(15,807,960)	(12,395,905)

Deficit, under US GAAP	$(54,968,500)	$(44,514,964)

(v)    Net loss for the year

	For the year ended December 31,
	2009	2008	2007

Net loss for the year, under Canadian GAAP	$(12,806,918)	$(20,890,753)	$(26,810,673)
Add: exploration costs - unproven resource property expenditures	15,000	-	-
Add: Uranium properties impairment under Canadian GAAP	148,906	-	-
Less: Uranium properties impairment under US GAAP	(17,602)	-	-
Less: flow through share future tax recovery under Canadian GAAP	-	(536,900)	(2,712,540)
Add: flow through share future tax recovery under US GAAP	-	70,000	-
Add: Resource properties depletion under Canadian GAAP	6,382,574	3,635,777	-
Add: Resource properties impairment under Canadian GAAP	3,955,854	-	-
Less: Resource properties depletion under US GAAP	(4,719,295)	(4,063,107)	-
Less: Resource properties impairment under US GAAP	(3,412,055)	(12,395,905)	-

Net loss for the year, under US GAAP	$(10,453,536)	$(34,180,888)	$(29,523,213)

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)	Reconciliation (continued)

The application of US GAAP would have the following effects on reported net income:

(vi)   Reported Net Loss

	For the years ended December 31,
	2009	2008	2007

Net loss for the year, under Canadian GAAP	$(12,806,918)	$(20,890,753)	$(26,810,673)
Adjustments:
Add: exploration costs - unproven resource property expenditures	15,000	-	-
Add: Uranium properties impairment under Canadian GAAP	148,906	-	-
Less: Uranium properties impairment under US GAAP	(17,602)	-	-
Less: flow through share future tax recovery under Canadian GAAP (note 21(d))	-	(536,900)	(2,712,540)
Add: flow through share future tax recovery under US GAAP (note 21(d))	-	70,000	-
Add: Resource properties depletion under Canadian GAAP	6,382,574	3,635,777	-
Add: Resource properties impairment under Canadian GAAP	3,955,854
Less: Resource properties depletion under US GAAP (note 21(a))	(4,719,295)	(4,063,107)	-
Less: Resource properties impairment under US GAAP (note 21(a))	(3,412,055)	(12,395,905)	-

Net loss for the year, under US GAAP	$(10,453,536)	$(34,180,888)	$(29,523,213)

Net loss per share - Basic	$(0.13)	$(0.47)	$(0.44)

Net loss per share - Diluted	$(0.13)	$(0.47)	$(0.44)

Weighted Average Number of Common Shares Outstanding - Basic	78,926,223	72,210,852	66,588,825

Weighted Average Number of Common Shares Outstanding - Diluted	78,926,223	72,210,852	66,588,825

Deficit, beginning of the year, under US GAAP	$(44,514,964)	$(10,334,076)	$19,189,137
Net loss, under US GAAP	(10,453,536)	(34,180,888)	(29,523,213)

Deficit, end of the year, under US GAAP	$(54,968,500)	$(44,514,964)	$(10,334,076)

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

NOTE 21 – RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)	Reconciliation (continued)

(vii)	Balance Sheets

			Depletion and
	Canadian	Unproved	Depreciation	Flow-through	US
December 31, 2009	GAAP	Properties	and Impairment	Shares	GAAP

ASSETS
Current
Cash and cash equivalents	$2,732,696	$-	$-	$-	$2,732,696
Accounts receivable	724,773	-	-	-	724,773
Prepaids and deposits	555,672	-	-	-	555,672
	4,013,141	-	-	-	4,013,141

Property and equipment	114,747	-	-	-	114,747
Uranium properties	533,085	(481,714)	-	-	51,371
Oil and gas properties	41,224,903	-	(10,616,157)	-	30,608,746
	$45,885,876	$(481,714)	$(10,616,157)	$-	$34,788,005

LIABILITIES
Current
Bank indebtedness and line of credit	$850,000	$-	$-	$-	$850,000
Accounts payable and accrued liabilities	2,653,483	-	-	271,033	2,924,516
Unrealized financial instrument loss	99,894	-	-	-	99,894
	3,603,377	-	-	271,033	3,874,410
Loans from related parties	2,345,401	-	-	-	2,345,401
Deferred leasehold inducement	39,913	-	-	-	39,913
Asset retirement obligations	208,516	-	-	-	208,516
	6,197,207	-	-	271,033	6,468,240

SHAREHOLDERS' EQUITY
Share capital	72,559,504	-	-	4,213,850	76,773,354
Contributed surplus	6,614,805	-	-	-	6,614,805
Deficit	(39,385,746)	(481,714)	(10,616,157)	(4,484,883)	(54,968,500)
Accumulated other comprehensive income	(99,894)	-	-	-	(99,894)
	39,688,669	(481,714)	(10,616,157)	(271,033)	28,319,765
	$45,885,876	$(481,714)	$(10,616,157)	$(0)	$34,788,005

DEJOUR ENTERPRISES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2009

			Depletion and
	Canadian	Unproved	Depreciation	Flow-through	US
December 31, 2008	GAAP	Properties	and Impairment	Shares	GAAP

ASSETS
Current
Cash and cash equivalents	$744,225	$-	$-	$-	$744,225
Accounts receivable	840,695	-	-	-	840,695
Prepaids and other receivables	428,321	-	-	-	428,321
Unrealized financial instrument gain	107,768	-	-	-	107,768
	2,121,009	-	-	-	2,121,009
Property and equipment	116,584	-	-	-	116,584
Investment in Titan	2,721,875	-	-	-	2,721,875
Uranium properties	696,991	(628,018)	-	-	68,973
Oil and gas properties	56,986,727	-	(12,823,235)	-	44,163,492
	$62,643,186	$(628,018)	$(12,823,235)	$-	$49,191,933

LIABILITIES
Current
Bank line of credit	$5,887,450	$-	$-	$-	$5,887,450
Accounts payable and accrued liabilities	3,741,770	-	-	-	3,741,770
Loans from related parties	5,204,040	-	-	-	5,204,040
	14,833,260	-	-	-	14,833,260
Loans from related parties	1,950,000	-	-	-	1,950,000
Asset retirement obligations	363,109	-	-	-	363,109
Future income tax liabilities	1,133,140	-	-	-	1,133,140
	18,279,509	-	-	-	18,279,509

SHAREHOLDERS' EQUITY
Share capital	64,939,177	-	-	4,484,883	69,424,060
Contributed surplus	5,895,560	-	-	-	5,895,560
Deficit	(26,578,828)	(628,018)	(12,823,235)	(4,484,883)	(44,514,964)
Accumulated other comprehensive income	107,768	-	-	-	107,768
	44,363,677	(628,018)	(12,823,235)	-	30,912,424
	$62,643,186	$(628,018)	$(12,823,235)	$-	$49,191,933