Form 20-F
period 2011-12-31
Dejour Energy Inc.
filed 2012-04-30
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
Vancouver, British Columbia V6C 3E1

(Address of principal executive offices)

Mathew Wong
598 - 999 Canada Place
Vancouver, British Columbia V6C 3E1

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 130,786,069 common shares as at April 26, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	☒
Other ☐	by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Dejour” refer to Dejour Energy Inc.

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

	Canadian Dollars Per One U.S. Dollar
	2011	2010	2009	2008	2007
Average for the period	0.9891	1.0345	1.1416	1.0592	1.0697

	March 2012	February 2012	January 2012	December 2011	November 2011	October 2011
High for the period	1.0015	1.0016	1.0272	1.0406	1.0487	1.0604
Low for the period	0.9849	0.9866	0.9986	1.0105	1.0126	0.9935

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 26, 2012 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$0.9841.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our selected financial data and the information in the following table for the years ended December 31, 2007 - 2011 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants, for the years ended December 31, 2011 and 2010, and Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, for the years ended December 31, 2007-2009. Certain prior years’ comparative figures have been reclassified, if necessary.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements under the heading "Item 18. Financial Statements".

The following table of selected financial data has been derived from financial statements. On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2011, including 2010 required comparative information, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Financial statements prior to the fiscal year ended December 31, 2010 were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Reference is made to Note 21 of our audited consolidated financial statements as at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 for a discussion of the material measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”), and their effect on our financial statements.

Financial information included in this annual report on Form 20-F for the years 2011 and 2010 is determined using IFRS, which differ from U.S. GAAP and Canadian GAAP. Unless otherwise indicated, financial information included in this annual report on Form 20-F prior to year 2010 were in accordance with Canadian GAAP.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future.  Our present policy is to retain all available funds for use in our operations and the expansion of our business.

(Cdn$ in 000, except per share data)	Year Ended December 31,
	2011 (IFRS)	2010 (IFRS)	2009 (Canadian GAAP)	2008 (Canadian GAAP)	2007 (Canadian GAAP)
Revenue (Oil and natural gas)	$8,824	$8,086	$6,471	$5,766	Nil
Net Loss for the Year	$(11,043)	$(5,124)	$(12,807)	$(20,891)	$(26,810)
Loss Per Share	$(0.09)	$(0.05)	$(0.16)	$(0.29)	$(0.40)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	120,300	99,789	78,926	72,211	66,588
Weighted Avg. Shares, diluted (,000)	120,300	99,789	78,926	72,211	66,588
Year-end Shares (,000)	126,892	110,181	95,791	73,652	70,128

(Cdn$ in 000, except per share data)	Year Ended December 31,
	2011 (IFRS)	2010 (IFRS)	2009 (Canadian GAAP)	2008 (Canadian GAAP)	2007 (Canadian GAAP)
Working Capital (Deficiency)	$(7,756)	$(3,264)	$(20)	$(12,712)	$11,335
Resource Properties	$25,043	$24,432	$41,758	$57,684	$35,411
Long-term Investments	-	-	-	$2,722	$12,600
Long-term Liabilities	$1,383	$738	$2,594	$3,446	Nil
Capital Stock	$85,076	$79,386	$72,560	$64,939	$61,394
Retained Earnings (Deficit)	$(76,510)	$(65,467)	$(39,386)	$(26,579)	$(5,688)
Total Assets	$29,438	$30,413	$45,886	$62,643	$63,143

Canadian GAAP Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP, and certain prior years’ comparative figures have been reclassified or restated, if necessary.

(Cdn$ in 000, except per share data)	Year Ended December 31,
	2011 (IFRS)	2010 (IFRS)	2009 (U.S. GAAP)	2008 (U.S. GAAP)	2007 (U.S. GAAP)
Net Loss for the Year	$(11,043)	$(5,124)	$(10,270)	$(34,181)	$(29,523)
Loss Per Share	$(0.09)	$(0.05)	$(0.13)	$(0.47)	$(0.44)
Resource Properties	$25,043	$24,432	$31,041	$44,232	$34,783
Retained Earnings (Deficit)	$(76,510)	$(65,467)	$(54,785)	$(44,515)	$(10,334)
Total Assets	$29,438	$30,413	$35,169	$49,192	$62,515

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Recently Adopted Accounting Policies and Future Accounting Pronouncements

IFRS

On January 1, 2011, we adopted IFRS and the accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS balance sheet on January 1, 2010. The detail accounting policies in accordance with IFRS are disclosed in Note 3 of the Company’s audited consolidated financial statements and the details of transition to IFRS are disclosed in Note 25 of the Company’s audited consolidated financial statements under the heading "Item 18. Financial Statements", below.

Future Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRS’. This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRS. The amendment is effective for year-ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment. The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to transactions that occurred after the date of transition.

The following are new standards, amendments and interpretations, that have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•	IFRS 7, Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•	IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10 Consolidated Financial Statements is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation – Special Purpose Entities and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 11 Joint Arrangements is the result of the IASB’s project to replace IAS 31, Interests in Joint Ventures. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13 Fair Value Measurement defines fair value, requires disclosures about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRIC 20 Stripping costs in the production phase of a mine, IFRIC 20 clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

The following new standards, amendments and interpretations that have not been early adopted in these consolidated financial statements, are not expected to have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in a company engaged in oil and gas exploration involves an unusually high amount of risk, both unknown and known, present and potential, including, but not limited to the risks enumerated below.  An investment in our common shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of the entire loss of their investment should purchase our securities. An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business. The risk factors set forth below and elsewhere in this annual report, and the risks discussed in our other filings with the SEC and Canadian securities regulators, may have a significant impact on our business, financial condition and/or results of operations and could cause actual results to differ materially from those projected in any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

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

Our properties are held in the form of licenses and leases and working interests in licenses and leases. If we or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire. None of the obligations required to maintain each license or lease may be met. The termination or expiration of our licenses or leases or the working interests relating to a license or lease may have a material adverse effect on our business, financial condition, results of operations and prospects. Certain leases in our Kokopelli (formerly Gibson Gulch) and South Rangley properties will expire in 2012 and 2013.

Risks related to financing continuing and future operations

We have a working capital deficiency and will be required to raise capital through financings. We may not be able to obtain capital or financing on satisfactory terms, or at all.

As of December 31, 2011, the Company had a working capital deficiency of approximately $7.8 million. Excluding the non-cash warrant liability of $2.2 million related to the fair value of US$ denominated warrants issued in previous equity financings, the working capital deficiency includes a $5.5 million used demand line of credit. As at December 31, 2011, $1.5 million of the demand line of credit remains unused. We expect to incur general and administration expenses of approximately $3.5 million over the next twelve months. The next review date for the demand line of credit is scheduled on or before May 1, 2012. If we are unable to extend or refinance the bank line of credit or meet our general and administration expenses or our share of the joint venture costs through revenues and field operating netback from our oil and gas operations, we will need to raise capital through debt or equity financings. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast significant doubt upon the Company’s ability to continue as going concern.

In the course of our development activities, we have sustained losses and expect losses in the year ended December 31, 2012. We expect to finance our operations primarily through our existing cash and any future financing. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

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

Our ability to continue our operation business depends, in large part, upon our ability to attract and maintain qualified key management and technical personnel. Competition for such personnel is intense and we may not be able to attract and retain such personnel.

Strategic relationships upon which we may rely are subject to change, which may diminish our ability to conduct our operations.

Our ability to successfully acquire additional licenses, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements depends on developing and maintaining close working relationships with industry participants and government officials and on our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. We may not be able to establish these strategic relationships, or if established, we may not be able to maintain them. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to undertake in order to fulfill our obligations to these partners or maintain our relationships. If our strategic relationships are not established or maintained, our business prospects may be limited, which could diminish our ability to conduct our operations.

We cannot be certain that current expected expenditures and any current or planned completion/testing programs will be realized.

We believe that the costs used to prepare internal budgets are reasonable, however, there are assumptions, uncertainties, and risk that may cause our allocated funds on a per well basis to change as a result of having to alter certain activities from those originally proposed or programmed to reduce and mitigate uncertainties and risks. These assumptions, uncertainties, and risks are inherent in the completion and testing of wells and can include but are not limited to: pipe failure, casing collapse, unusual or unexpected formation pressure, environmental hazards, and other operating or production risk intrinsic in oil and or gas activities. Any of the above may cause a delay in any of our completion/testing programs or our ability to determine reserve potential.

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

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase with on-going compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE Amex Equities and the Toronto Stock Exchange in the future. These rules and regulations have significantly increased our legal and financial compliance costs and made some activities more time-consuming and costly. We cannot assure you that we will continue to effectively meet all of the requirements of these regulations, including Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 of the Canadian Securities Administrators. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations, or result in our principal executive officer and principal financial officer being required to give a qualified assessment of our internal control over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common shares and our ability to raise capital. These rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

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

Because our success is highly dependent upon our officers, directors, employees, consultants and agents, we have granted to some or all of our key officers, directors, employees, consultants and agents options to purchase common shares as non-cash incentives. To the extent that we grant significant numbers of options and those options are exercised, the interests of our other shareholders may be diluted. As of April 26, 2012, there were 9,329,001 common share purchase options outstanding, of which 7,201,506 common share purchase options are vested and exercisable. If all the vested options were exercised, it would result in an additional 7,201,506 common shares being issued and outstanding.

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

As of December 31, 2011, there were 126,892,386 common shares issued and outstanding. As of December 31, 2011, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

Financings

We have financed our operations through funds from loans, public/private placements of common shares, common shares issued for property, common shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. The following table summarizes our financings for the past three fiscal years.

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds (Cdn$)
Fiscal 2009	Exercise of Stock Options	631,856	273,223
	Private Placement(1)	2,710,332	1,626,199
	Public Offering(2)	10,766,665	3,425,060

Fiscal 2010	Private Placement(3)	2,907,334	1,017,567
	Private Placement(4)	2,000,000	750,000
	Public Offering/Private Placement (5)	7,142,858	2,000,000
	Private Placement (6)	2,339,315	888,940

Fiscal 2011	Public Offering (7)	11,010,000	3,288,641
	Exercise of Warrants	4,551,841	1,688,147
	Exercise of Options	1,150,000	402,500

(1)	In October 2009, we completed a private placement and issued 2,710,332 flow-through shares (“FTS”) at Cdn$0.60 per share. Gross proceeds raised were Cdn$1,626,199. In connection with this private placement, we paid finders’ fees of Cdn$83,980 and other related costs of Cdn$73,427.

(2)	In December 2009, we completed a public offering and issued 10,766,665 units at US$0.30 per unit. Each unit consists of 10,766,665 common shares and 8,075,000 share purchase warrants, exercisable at US$0.40 per share on or before December 23, 2014. Gross proceeds raised were Cdn$3,425,060 (US$3,230,000). In connection with this public offering, we paid finders’ fees of Cdn$203,180 and other related costs of Cdn$140,790. We also issued 645,999 agent’s warrants, exercisable at US$0.46 per share on or before November 3, 2014. The grant date fair values of the warrants and agent’s warrants, estimated to be $888,250 and $71,060 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

(3)	In March 2010, we completed a private placement and issued 2,907,334 flow-through units at Cdn$0.35 per unit. Each unit consists of 2,907,334 common shares and 1,453,667 share purchase warrants, exercisable at $0.45 per share on or before March 3, 2011. Gross proceeds raised were Cdn$1,017,567. In connection with this private placement, we paid finders’ fees of Cdn$54,575 and other related costs of $52,819. We also issued 37,423 agent’s warrants, exercisable at Cdn$0.45 per share on or before March 3, 2011.

(4)	In September 2010, we completed a private placement and issued 2,000,000 flow-through shares at Cdn$0.375 per share. Gross proceeds raised were Cdn$750,000. In connection with this private placement, we paid finders’ fees of Cdn$37,500 and other related costs of Cdn$38,890.

(5)	In November 2010, we completed an offering of 7,142,858 units at Cdn$0.28 per unit, partially pursuant to a public offering and partially pursuant to a private placement. Each unit consists of one common share and 0.65 of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share at Cdn$0.40 per share on or before November 17, 2015. Gross proceeds raised were Cdn$2,000,000. In connection with this offering, we paid finders’ fees of Cdn$120,000 and other related costs of Cdn$123,423.

(6)	In December 2010, we completed a private placement and issued 2,339,315 flow-through shares at Cdn$0.38 per share. Gross proceeds raised were Cdn$888,940. In connection with this private placement, we paid finders’ fees of Cdn$53,337 and other related costs of Cdn$61,862. We also issued 140,359 agent’s warrants, exercisable at Cdn$0.38 per share on or before December 23, 2011. Directors and Officers of the Company purchased 513,157 shares of this offering.

(7)	In February 2011, we completed a public offering of 11,010,000 units at US $0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were Cdn$3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of Cdn$196,694 (US$199,710) in cash and other related costs of Cdn$119,602 in cash.

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties

Fiscal 2009 (Canadian GAAP)	Cdn$2,626,488 (1)
Fiscal 2010 (IFRS)	Cdn$5,038,711 (2)
Fiscal 2011 (IFRS)	Cdn$8,360,376 (3)

(1)	$39,279 of these funds was spent on the purchase of corporate and other assets; and $2,587,209 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Note 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2009, filed with our annual report on Form 20-F on June 30, 2010.)

(2)	$26,945 of these funds was spent on the purchase of corporate and other assets; and $5,011,766 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, filed with this annual report on Form 20-F.)

(3)	$28,867 of these funds was spent on the purchase of corporate and other assets; and $8,331,509 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, filed with this annual report on Form 20-F.)

Capital Expenditures

Additions to property and equipment, and exploration and evaluation assets:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Land acquisition and retention	37,197	31,337	241,911	272,837
Drilling and completion	1,853,487	1,113,000	4,397,819	2,206,270
Facility and pipelines	290,381	331,799	2,949,008	1,243,616
Capitalized general and administrative	168,403	145,620	742,771	1,289,043
Other assets	148	(15,261)	28,867	26,945
	2,349,616	1,606,495	8,360,376	5,038,711

During 2011, the Company further refined its focus toward the conversion of resources into reserves. As a result, the Company’s asset characterization has moved toward more tangible low risk near term development projects, moderate risk appraisal opportunities and moderate to high risk exploration potential.

In 2011, the Company’s focus was on production optimization of the Drake/Woodrush property, while finalizing pre-drilling activities for the Kokopelli development and drilling a discovery well at South Rangely.

Most of the waterflood capital expenditures have already been spent in fiscal 2011. Future capital expenditures at Woodrush in the upcoming year of 2012 are expected to be approximately $1.2 to $1.5 million and funded through its cash flow from operations and the undrawn line of credit. In the U.S., the Company plans to drill up to eight wells during 2012 and its share of expenditures ranges from $6.5 to $11 million. The Company plans to fund the expenditures through additional financing, including debt, equity or joint venture financing, or disposal of non-core assets.

DAILY PRODUCTION

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
By Product
Natural gas (mcf/d)	1,376	1,614	1,184	1,504
Oil and natural gas liquids (bbls/d)	242	149	223	236
Total (boe/d)	471	418	421	487

The decrease in natural gas production for the year ended December 31, 2011 (“fiscal 2011”) was primarily the result of the temporary curtailment of production due to maintenance related downtime at the regional gas processing plant in the 2nd quarter of 2011 and extended to the third week of July 2011. This regional gas processing plant is operated by a third party and is not under the Company’s control. Gas production resumed during the third week of July 2011. The decrease in natural gas production for the current quarter was because gas production is restricted to a maximum daily limit, due to 100% compressor capacity.

The decrease in oil production for the current year was the result of production restrictions imposed by the Oil and Gas Conservation Commission of British Columbia (“OGC”) on the Company’s Woodrush property prior to the successful implementation of the waterflood in the Halfway “E” Pool.

B.	Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States. The Company holds approximately 113,000 net acres of oil and gas leases in the following regions:

•	The Peace River Arch of northwestern British Columbia and northeastern Alberta, Canada
•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains

Summary

Over the past three years, the Company has evolved its forward focus from acquiring resource potential toward conversion of resources into reserves. This process involved several distinct steps on the same continuum including:

•	Classification and prioritization of acreage based on economic promise, technical robustness, infrastructural and logistic advantage and commercial maturity
•	Evaluation and development planning for top tier acreage positions
•	Developing partnerships within financial and industry circles to speed the exploitation process, and
•	Aggressively bringing production on line where feasible

As a result of these moves, the Company’s asset characterization has moved toward more tangible low risk near term development projects, moderate risk appraisal opportunities and moderate to high risk exploration potential.

Our business objective is to grow our oil and gas production and generate sufficient cash flow to continue to expand company operations and enhance shareholder value.

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2012.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd., our wholly owned subsidiary, holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. Recently there has been a significant change in the supply demand balance and commodity prices have fallen dramatically. The Company expects this condition to persist for several months but the Company believes that a balance between production and consumption and a stable price environment will be reestablished by the end of 2012. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2012 and future years.

Employees: The Company had the equivalent of approximately 18 full-time employees and consultants during 2011.

Social or Environmental Policies: The health and safety of employees, contractors and the public, as well as the protection of the environment, is of utmost importance to the Company. The Company endeavors to conduct its operations in a manner that will minimize adverse effects of emergency situations by:

•	complying with government regulations and standards;
•	following industry codes, practices and guidelines;
•	ensuring prompt, effective response and repair to emergency situations and environmental incidents; and
•	educating employees and contractors of the importance of compliance with corporate safety and environmental rules and procedures.

The Company believes that all Company personnel have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.

Competitive Conditions: The Company operates in geographical areas where there is strong competition by other companies for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators, many of whom have greater financial and personnel resources than the Company. The Company’s ability to acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers is dependent upon developing and maintaining close working relationships with its current industry partners and joint operators, and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Three Year History

2011

In 2011, the Company’s focus was on production optimization of the Drake/Woodrush property, while finalizing pre-drilling activities for the Kokopelli development and drilling a discovery well at South Rangely.

During the year, the Company achieved the following major objectives and also made significant progress on key strategic initiatives that resulted in:

(1)	Successful implementation and expansion of the Halfway “E” oil pool waterflood on the Company’s Woodrush property.
(2)	Obtained a $7 million line of credit from a Canadian bank to refinance the bridge loan and to provide funds for general corporate purposes.
(3)	Generated positive operating cash flow for the second half of the year.
(4)	Completed all requirements for drilling on the Company’s federal leases at Gibson Gulch, Piceance Basin, Colorado, resulting in the first drilling permits being issued in the fourth quarter of the year.
(5)	Completed and tested a discovery well at South Rangely. After the well was successfully fractured and stimulated, the well flowed rich gas from the Mancos "B" Sand in commercial quantities.

2010

In 2010, the Company’s focus was on increasing production, reserves, and operational efficiency at the Drake/Woodrush properties, while maintaining all prospective acreage holdings and positioning for renewed drilling activities as both the business environment and commodity prices improved.

During the year, the Company achieved the following major objectives and also made significant progress on key strategic initiatives that resulted in:

(1)	Extended the limits of the Woodrush halfway pool by drilling three successful development wells in 2010.

(2)	Received approval from the British Columbia Oil and Gas Commission to implement a waterflood in the Halfway “E” oil pool at Woodrush and began project implementation in October.

(3)	Raised gross proceeds of $4.7 million in equity, allowing the Company to support the development of oil and gas properties in the Drake/Woodrush properties.

(4)	Obtained a bridge loan credit facility of up to $5 million, allowing the Company to refinance its existing bank facility and fund its working capital and capital expenditures.

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

Despite the difficult environment faced in 2009, the Company was able to achieve all major objectives and also make significant progress on key strategic initiatives that resulted in the following:

(1)	Increased Net Proved and Probable Reserves by more than 3,500% from slightly more than 6 BCFE to over 217 BCFE. The before tax discounted (NPV10) value of the Company’s proved and probable reserves, net of all future costs for development is now valued at $324 million. This is up from $31 million as at December 31, 2008. The major increase in reserves results from developments in the Gibson Gulch field in the Piceance Basin where the Company holds a 72% working interest in 2200 gross acres. This property is discussed in more detail later in this report.

(2)	Reduced total liabilities from $18.3 million to $6.2 million
(3)	Reduced working capital deficit of $12.7 million at the end of 2008 to $20.0 thousand at the end of 2009

(4)	Raised $5 million of equity, allowing the Company to execute its winter drilling program in Woodrush Field.

(5)	Strengthening our Board of Directors with the addition of Stephen Mut as Co-Chairman of the Board and Darren Devine as Director.

(6)	We disposed of all of our holdings in Titan Uranium for proceeds of $2,305,491. We retained a 10% carried interest and a 1% net smelter return on approximately 578,365 acres of uranium leases.

United States vs. Foreign Sales/Assets

Commencing the second quarter of fiscal 2008, we recorded our reported oil and gas revenue.

Gross Revenue for fiscal year ended:	Canada	United States

12/31/2009 (Canadian GAAP)	$6,470,725	—
12/31/2010 (IFRS)	$8,085,627	—
12/31/2011 (IFRS)	$8,824,345	—

Asset Location as of:	Canada	United States

12/31/2009 (Canadian GAAP)	$16,874,298	$29,011,578
12/31/2010 (IFRS)	$18,563,424	$11,849,967
12/31/2011 (IFRS)	$20,622,433	$8,816,003

Commodity Price Environment

Generally, the demand for, and the price of, natural gas increases during the colder winter months and decreases during the warmer summer months. Pipelines, utilities, local distribution companies and industrial users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer, which can lessen seasonal demand fluctuations. Crude oil and the demand for heating oil are also impacted by seasonal factors, with generally higher prices in the winter. Seasonal anomalies, such as mild winters, sometimes lessen these fluctuations.

Our results of operations and financial condition are significantly affected by oil and natural gas commodity prices, which can fluctuate dramatically. The market for oil and natural gas is beyond our control and prices are difficult to predict.

Forward Contracts

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas.

The following table summarizes the Company’s crude oil risk management positions at December 31, 2011:

Instrument type	Contract Month	Volume	Price per barrel
Western Texas Instrument (“WTI”) Sold Futures	February 2012	4,000 barrels per month	US$	98
Western Texas Instrument (“WTI”) Sold Futures	March 2012	4,000 barrels per month	US$	98
Western Texas Instrument (“WTI”) Sold Futures	April 2012	4,000 barrels per month	US$	98

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations to be approximately $1,635,000. These obligations are expected to be settled over the next 20 years with the majority of costs incurred between 2018 and 2025. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included.

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

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2012 and future years.

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

We believe that all of our personnel have a vital role in achieving excellence in environmental, health and safety performance. This is best achieved through careful planning and the support and active participation of everyone involved.

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

Seasonality

All of our operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd., our wholly owned subsidiary, holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that we will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions.

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

Intercorporate Relationships

We have four 100% owned subsidiaries:

•	Dejour Energy (USA) Corp. (“Dejour USA”), a Nevada corporation, holds Dejour's United States oil and gas interests,
•	Dejour Energy (Alberta) Ltd. (“DEAL”), an Alberta corporation, holds its Canadian oil and gas interests in northwestern Alberta and northeastern British Columbia;
•	Wild Horse Energy Ltd. (“Wild Horse”), an inactive Alberta corporation, and
•	0855524 B.C. Ltd. (“0855524”), a British Columbia Corporation, which had disposed of its Montney (Buick Creek) property during 2010 and is currently inactive.

D.	Property, Plant and Equipment

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

We currently have oil and gas leases in the following regions:

•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.
•	The Peace River Arch of northeastern British Columbia and north western Alberta, Canada.

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

Certain leases expired or sold, and the Company currently has approximately 100,000 net acres in the Piceance, Paradox and Uinta Projects.

Kokopelli (Gibson Gulch)

The Company continued working with its partners to bring this project into production. Dejour has a 71.43% working interest in this 2,200 acre project which is ideally situated for exploitation of both the Williams Fork and Mancos shale bodies. The Williams Companies, Inc. and Bill Barrett Corporation are developing and producing on adjacent acreage to the east, west and north of the Company’s acreage. Dejour USA has worked closely with important constituents including local citizenry and government, the Bureau of Land Management and the Colorado Division of Wildlife to develop a mutually acceptable development plan for this environmentally sensitive area. In 2010, we were granted approval to develop a 660 acre portion of the leases with 10-acre spacing. Approval of this spacing on the remainder of the lease acreage has enabled us and our partner to drill up to 220 wells (158 wells net to us) from a few multi-well drilling pads to optimally exploit the gas reserves in the subsurface. Construction of the first drilling pad commenced in the fourth quarter of 2011 with production expected to begin in the second half of 2012.

South Rangely

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

Evaluation and subsequent exploitation of an oil prospect at South Rangely, was deferred from the fourth quarter of 2010 to the second quarter of 2011, as a result of minor delays in the permitting process that prevented drilling from occurring before the winter drilling prohibitions designed to protect big game habitat. Despite a minor delay, we did not alter our plans to drill an evaluation well on the 7,000 acre lease located just south of Rangely field. Recent advances in horizontal drilling and fracture stimulation technology have moved this previously marginal development into robust economic status. Success at South Rangely may allow us to revisit plans to evaluate and potentially exploit our North Rangely prospect.

In May 2011, we announced that we and our partners had executed a development alliance with a private Dallas based US E&P with adjacent properties and in June 2011, we announced that it has drilled and set casing on an initial vertical well to test the Mancos/Niobrara potential on its South Rangely. After a thorough review of the well data the well will be completed, fractured and flow tested to determine the commercial potential of the Lower Mancos “C” Sand in this area

In June 2011, the Company drilled and cased an evaluation well on this 5,500 gross acre (3,300 net acre) lease which is located just south of the Rangely field. The well was drilled and casing set on approximately 90 feet of gross Mancos "B" Sand and later successfully fractured and stimulated. The well flowed rich gas from the Mancos "B" Sand in commercial quantities. Analysis of the gas showed a higher natural gas liquid (“NGL”) yield from the South Rangely discovery than that expected from our NGL development at Kokopelli (formerly Gibson Gulch).

West Grand Valley (Piceance Basin)

On the Company’s West Grand Valley property, Dejour operates approximately 5,180 acres (gross) with a 71.43% working interest in an area of active drilling by EnCana, Laramie Partners II and Axia. Success in developing the gas in the Lower Mancos (Niobrara) section has revitalized drilling interest in this area of the Piceance Basin. Included in the West Grand Valley property acreage is the 1400+ acre Roan Creek evaluation project. This project is located very close to and sandwiched between existing Williams Fork gas fields operated by Occidental and Chevron. While it is likely that the Williams Fork at Roan Creek will be somewhat thinner than is found to the east and west, Roan Creek has Mancos potential which can be tested via an exploratory tail to a Williams Fork appraisal well. During 2009, the various geologic and commercial studies conducted by us highlighted the potential at Roan Creek. As a result of those studies, we began to make plans for a single well drilling program. The permitting process is underway and drilling at Roan Creek will follow the first increment of drilling at Kokopelli.

Future Exploration and Evaluation

As a result of a reasonably comprehensive geologic and commercial study in 2009, Dejour has high graded two future development and appraisal projects including:

•	Plateau (Piceance Basin) – We have 71.43% working interest in this 3,014 acre (gross) project located south of Roan Creek has Williams Fork potential as evidenced by successful drilling by EnCana Corporation at acreage adjacent to the Company’s holdings.

•	North Rangely – We have 71.43% working interest in this 18,000 acre (gross) project located north of the Rangely Field, is prospective for oil in the Lower Mancos (Niobrara), Dakota, Morrison and Phosphoria formations.

These potential developments will be deferred to at least 2013 as the current natural gas price has caused Dejour to delay the start of investments on its other leases in Colorado. Exploitation of these opportunities will in all likelihood proceed once developments at Kokopelli, South Rangely and Roan Creek have been advanced to the point that Company’s cash flow and proved producing reserve base can support the additional development costs.

Other Prospect Areas

We have approximately 77,403 net acres in the following prospect areas, which are considered as non-core projects of the Company.

Area	Prospect	Net acres to Dejour
Piceance	Book Cliffs	11,524
	Gunnison	753
Paradox	San Juan	169
Uinta	Bitter Creek	240
	Bonanza	262
	Cisco	5,071
	Displacement	4,125
	Gorge Spring	986
	Oil shale	899
	Seep Ridge	160
	Tri County	677
Northern Colorado	Meeker	2,329
	Pinyon	4,637
	Waddle Creek	80
Sub-Thrust	Dinosaur	44,878
	Ashley	480
Sand Wash	Sand Wash	133
Total		77,403

Canadian Oil and Gas Properties

Our wholly-owned subsidiary, Dejour Energy (Alberta) Ltd. (“DEAL”), currently has interests in oil and gas properties in the Peace River Arch located principally in northeastern British Columbia. DEAL’s holdings approximately 11,000 net acres concentrated in the Peace River Arch.

Summary of Operational Highlights

Production and Netback Summary
	Year Ended December 31,
	2011	2010
Production Volumes:
Oil and natural gas liquids (bbls)	81,468	86,119
Gas (mcf)	432,199	548,890
Total (BOE)	153,501	177,599

Average Price Received:
Oil and natural gas liquids ($/bbls)	88.98	67.46
Gas ($/mcf)	3.64	4.13
Total ($/BOE)	57.49	45.53

Royalties ($/BOE)	10.61	7.39
Operating and Transportation Expenses ($/BOE)	16.18	14.67

Operating Netbacks ($/BOE)*	30.70	23.48

* NON-GAAP MEASURES

Non-GAAP measures are commonly used in the oil and gas industry. Certain measures in this Form 20-F includes disclosures of Call Cash Flow from Operating Activities, Operating Netback, Operating Loss, and EBITDA, which are financial measures not prepared in accordance with IFRS, and therefore are considered non-GAAP measures. A non-GAAP financial measure is a numerical measure of historical or future financial performance, financial position or cash flows that excludes or includes amounts that are required to be disclosed by GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the numbers prepared in accordance with GAAP. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and our ability to generate funds to finance our operations. The reconciliations of non-GAAP financial measures are included in the table below and elsewhere if there are any non-GAAP measures.

Operating Netback is a non-GAAP measure defined as revenues less royalties and operating and transportation expenses.

	Year ended December 31,
	2011	2010
	$	$
Revenues	8,824,000	8,086,000
Less: Royalties	(1,628,000)	(1,312,000)
Less: Operating and transportation expenses	(2,499,000)	(2,609,000)
Operating Netback	4,697,000	4,165,000

The decrease in natural gas production in 2011 was primarily the result of the temporary shut-in of gas production in the summer of 2011 due to maintenance related downtime at the regional gas processing plant that is operated by a third party and is not under the Company’s control.

Production and Development Projects

Drake/Woodrush

2011

In December 2010, a waterflood project application was expedited and approval was received. The project was implemented in early 2011 with water injection commencing in March 2011. In the first quarter of 2011, gross production from the field was reduced to approximately 544 barrels of oil equivalent/day (“BOED”) (408 BOED net) in response to the decreasing pressure in the Halfway oil sand. In October 2011, Dejour received approval to operate the waterflood on a voidage replacement basis and in December drilled a third production well while increasing total injection from 1200 BWPD to 2400 BWPD. The start-up and subsequent enhancement of the waterflood marked the end of major capital investments in Woodrush. Dejour will concentrate on optimizing injection and production in the waterflood, controlling cost and increasing margins on oil production.

Effective December 31, 2011, the Company's reserve evaluation valued the before tax discounted net present value 10% (NPV10) of remaining proved reserves in the Woodrush oil pool at $19 million net to Dejour’s 75% working interest. The reserve evaluation was conducted by an independent firm, Deloitte & Touche LLP (“AJM Deloitte” or “AJM”) of Calgary, Alberta.

2010

After completing a 3-D seismic program over the field in January 2010, we finalized drilling plans and in March 2010 commenced drilling of two development wells. The first found the target Halfway sand tight, but encountered a new Gething Gas pool that was subsequently put on production at more than 1,000 MCFD (100% gross). The second development well encountered the Halfway sand as expected, was completed and flow tested at rates in excess of 500 BOPD (100% gross).

With the success of the drilling in March 2010, field production reached a record level in May 2010, averaging 970 BOED (100% gross), where 75% is oil. In the fourth quarter of 2010, production from the field was reduced to approximately 560 BOED (100% gross) in response to increasing gas production resulting from the decreasing pressure in the Halfway oil sand. In October 2010, the first water injection well was drilled to the southeast limit of the reservoir. This well was produced briefly without the assistance of at 60 BOPD prior to conversion to injection. In December 2010, a waterflood project application was expedited and approval was received. The project was fully implemented in early 2011 with water injection commencing in March 2011. Water injection will be gradually ramped up to a level of 1,500 to 2,000 BWPD with the resulting oil production expected to reach a peak of approximately 900 BOPD (100% gross) in the second half of 2012.

In 2011 Dejour concentrated on optimizing injection and production in the waterflood, controlling cost and increasing margins on gas production as the oil production is gradually ramped up to its maximum level in the second half of 2012.

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

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing).  Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2011. The conversion rate used per Bank of Canada is 1.0170.

In 2011, AJM Deloitte, independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserve Estimation and Economic Evaluation, Dejour Energy (Alberta) Ltd.”, is dated March 23, 2012 and has an effective date of December 31, 2011.

Gustavson Associates LLP, an independent petroleum engineering consulting firm based in Boulder, Colorado has been retained by the Company to evaluate the US properties of the Company. Their 2011 report, titled “Reserves Evaluation Report, Dejour Energy (USA) Corp., Leasehold Garfield county, Colorado, USA” is dated February 15, 2012 and has an effective date of January 1, 2012.

In 2010, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta were retained by to evaluate our Canadian properties. Their report, titled “Reserves Assessment and Evaluation of Canadian Oil and Gas Properties”, is dated March 22, 2011 and has an effective date of December 31, 2010.

The reserves data set forth below (the "Reserves Data"), derived from AJM Deloitte and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The AJM Deloitte and Gustavson reports are based on certain factual data supplied by the Company, and AJM Deloitte and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to AJM and Gustavson and accepted without any further investigation. AJM and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2011 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2011 are prepared by our independent qualified reserve evaluators, AJM and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2011, the Company’s reserve committee was composed of: Harrison Blacker, Robert Holmes and Richard Patricio. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices

	Net Reserves
Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
PROVED
Developed
Canada	317	-	752	4
United States	-	-	158	14
Undeveloped
Canada	-	-	-	-
United States	-	287	41,156	3,849
TOTAL PROVED	317	287	42,066	3,867

Proved Undeveloped Reserves

	Total Proved Undeveloped Reserves
Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
-	287	41,156	3,849

The significant majority of the undeveloped reserves are scheduled to be developed within the next five years. Our proved undeveloped reserves for natural gas liquids increased by 3,849 Mbbl, mostly due to increase in natural gas liquids in the Kokopelli (formerly Gibson Gulch) property from technical revision.

In 2011, we incurred approximately $7 million in expenditures for development of undeveloped reserves to convert proved undeveloped reserves into developed reserves.

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

December 31, 2011
	Natural		Natural
	Gas	Oil	Gas Liquids	Total	PV-10 (2)
Canada (Proved Developed and Undeveloped Reserves)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2011 12-month average prices (SEC) (1)	752	317	4	2,678	$19,247

December 31, 2011
	Natural		Natural
	Gas	Condensate	Gas Liquids	Total	PV-10 (2)
United States (Proved Developed and Undeveloped Reserves)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2011 12-month average prices (SEC) (1)	41,314	287	3,863	66,214	$33,462

December 31, 2011
	Natural			Natural
	Gas	Oil	Condensate	Gas Liquids	Total	PV-10 (2)
Total (Proved Developed and Undeveloped Reserves)	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2011 12-month average prices (SEC) (1)	42,066	317	287	3,867	68,892	$52,709

Notes:

(1) The 12-month average prices (SEC) are calculated based on an average of the first price on the first day of each month in 2011, adjusted for wellhead differential and current costs prevailing at December 31, 2011.  The 12-month average prices (SEC) used for Canadian properties were Cdn$90.15 per barrel of oil and Cdn$3.82 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$89.19 per barrel of condensate, US$30.24 per barrel of ethane, US$43.18 per barrel of heavy NGLs, and US$3.14 per Mcf of natural gas.

(2) Present value of estimated future net cash flows before income taxes (PV-10) is considered a non-GAAP financial measure as defined by the SEC.  We believe that our PV-10 presentation is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account the related future income taxes, as such taxes may differ among various companies because of differences in the amounts and timing of deductible basis, net operating loss carryforwards and other factors.  We believe investors and creditors use our PV-10 as a basis for comparison of the relative size and value of our proved reserves to the reserve estimates of other companies.  PV-10 is not a measure of financial or operating performance under GAAP and is not intended to represent the current market value of our estimated oil and natural gas reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

(3)  US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2011, which is US$1.00 = Cdn$1.017.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2011, 2010 and 2009. All production came from our Canadian properties. There was no production from our United States properties in the fiscal years ended December 31, 2011, 2010, or 2009.

Production
Fiscal Year Ended	Oil (bbls)	Natural Gas (Mcf)	Natural Gas Liquids (bbls)
December 31, 2011	80,113	432,199	1,355
December 31, 2010	84,197	548,890	1,922
December 31, 2009	72,254	566,158	2,028

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2011, 2010 and 2009.

Average Sales Prices
Fiscal Year Ended	Oil ($/bbls)	Natural Gas ($/Mcf)	Natural Gas Liquids ($/bbls)
December 31, 2011	88.72	3.64	104.19
December 31, 2010	67.67	4.13	64.04
December 31, 2009	54.67	4.35	52.91

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2011, 2010 and 2009.

Average Production Costs
Fiscal Year Ended	Oil ($/bbls)	Natural Gas ($/Mcf)	Natural Gas Liquids ($/bbls)
December 31, 2011	16.66	2.60	14.02
December 31, 2010	13.01	2.77	13.01
December 31, 2009	23.38	3.11	16.12

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2011, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	-	-	0.75	-
Natural Gas	-	-	-	-
Dry Wells	-	-	-	-
Service Wells	1.50	-	2.25	-
Suspended	-	-	-	-

Total Wells	1.50	-	3.00	-

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry

Natural Gas (1)	-	-	0.50	-

Total Wells	-	-	0.50	-

During the fiscal year ended December 31, 2010, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	-	-	1.50	-
Natural Gas	0.75	-	-	-
Dry Wells	-	-	-	-
Service Wells	-	-	-	-
Suspended	-	-	-	-

Total Wells	0.75	-	1.50	-

During the fiscal year ended December 31, 2009, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	-	-	-	-
Natural Gas	0.75	-	-	-
Dry Wells	-	-	-	-
Service Wells	-	-	-	-
Suspended	-	-	-	-

Total Wells	0.75	-	-	-

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties, Wells, Operations

As of December 31, 2011, we had 10 gross (7.13 net) producing oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	-	-	1	0.75
TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Shut-In (1)	-	-	1	0.50
TOTAL	-	-	1	0.50

As of December 31, 2010, we had 9 gross (6.63 net) producing oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	3	2.19
Shut-In	-	-	3	2.19
TOTAL	3	2.25	6	4.38

Uranium Properties

In 2009, we disposed of all of our 16,750,000 shares in Titan Uranium inc. for proceeds of $2,305,491. We have 10% carried interest and 1% Net Smelter Return on certain uranium exploration leases in Saskatchewan operated by Titan Uranium Inc. However, we no longer maintain the right of first refusal on future financings, we are no longer required to provide geologists to Titan, and our representatives have since resigned from the Titan Board of Directors.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2011 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the year ended December 31, 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements presented in accordance with IFRS.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements should be read in conjunction with the Company’s 2010 annual financial statements and the explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company provided in note 25 of the Company’s consolidated financial statements included therein under the heading "Item 18. Financial Statements" below.

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

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Company adopted IFRS for financial reporting purposes, with a transition date of January 1, 2010. The consolidated financial statements for the year ended December 31, 2011, including required comparative information, have been prepared in accordance with IFRS. Previously, the Company prepared its financial statements in accordance with Canadian GAAP. Unless otherwise noted, 2010 comparative financial statement information has been prepared in accordance with IFRS.

The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, cash flow and capital expenditures. The most significant changes to the Company’s accounting policies related to the accounting for its property, plant and equipment and accounting for derivative financial instruments. Other impacted areas include stock-based compensation, foreign currency translation and accounting for flow through shares.

Further information on the IFRS accounting policies, impacts and reconciliation between previous Canadian GAAP and IFRS are provided in Note 3 and Note 25 to the Company’s Consolidated Financial Statements for the year ended December 31, 2011. The reconciliations include the Consolidated Balance Sheets as at January 1, 2010 and December 31, 2010, Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2010, and Consolidated Statements of Comprehensive Loss for the year ended December 31, 2010.

The following provides a summary of the significant IFRS accounting policy changes.

Exploration and Evaluation Assets

Under Canadian GAAP, the Company followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Under IFRS, the Company adopted new accounting policies for its oil and gas activities, including pre-exploration costs, exploration and evaluation costs and development costs.

Under IFRS, pre-exploration costs are expensed and exploration and evaluation (“E&E”) costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Development (“D&P”) costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under Canadian GAAP, all costs, including E&E assets were capitalized as Property and Equipment (“D&P”). Under IFRS, E&E costs and D&P are disclosed as different class of assets.

Impairment

Under Canadian GAAP, the Company was required to recognize an impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss was to be recognized, it was then measured as the amount that the carrying value exceeded the sum of the estimated fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP could not be reversed.

Under IFRS, the Company is required to recognize and measure an impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit (“CGU”). Oil and gas assets are grouped into CGUs based on their ability to generate largely independent cash flows. Under IFRS, the recoverable amount is the higher of the estimated fair value less cost to sell and value in use. Impairment losses, other than goodwill, can be reversed when there is a subsequent increase in the recoverable amount.

Upon adoption of IFRS, the Company recognized an additional impairment charge of $14.7 million to the opening deficit at January 1, 2010, relating to certain non-core E&E assets in the US. The impairment charge was based on the difference between the net book value of the assets and the estimated recoverable amount. The recoverable amount was determined using the fair value less costs to sell based on the expected amount for which the asset could be sold in an arm’s length transaction. Under Canadian GAAP, these assets were included in the US country cost centre ceiling test, which was not impaired as at December 31, 2009.

Warrant Liabilities

The Company issued US$ denominated warrants as part of equity financings, while the Company’s functional currency is the CAD$. Under Canadian GAAP, common share purchase warrants were classified as equity.

Under IFRS, the Company determined that the warrants denominated in US$ outstanding at the date of transition must be treated as warrant liabilities in the Company’s statement of financial position. Any issuance costs related to the warrants denominated in a foreign currency are expensed upon initial issuance. Prospectively, these warrants are re-measured at each balance sheet date based on estimated fair value, and any resultant changes in fair value are recorded as non-cash valuation adjustments as income or loss in the respective period.

CRITICAL ACCOUNTING ESTIMATES

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements within the next financial year are discussed below:

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Derivative Financial Instruments

When estimating the fair value of derivative financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Decommissioning liability

Decommissioning provisions have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Future Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRS’. This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRS. The amendment is effective for year-ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment. The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations, that have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•	IFRS 7, Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•	IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10 Consolidated Financial Statements is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation – Special Purpose Entities and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 11 Joint Arrangements is the result of the IASB’s project to replace IAS 31, Interests in Joint Ventures. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 13 Fair Value Measurement defines fair value, requires disclosures about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRIC 20 Stripping costs in the production phase of a mine, IFRIC 20 clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

The following new standards, amendments and interpretations that have not been early adopted in these consolidated financial statements, are not expected to have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

A.	Operating Results

On January 1, 2011, the Company adopted IFRS for financial reporting purposes, using a transition date of January 1, 2010. The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2011, including 2010 required comparative information, have been prepared in accordance with IFRS. Financial statements prior to the fiscal year ended December 31, 2010 were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Certain comparative figures for 2010 were restated under IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted. Some numbers have been rounded to the nearest thousand for discussion purposes.

Revenues

	Year ended December 31,
	2011	2010
Revenue
Gross revenues	$8,824,000	$8,086,000
Royalties	(1,628,000)	(1,312,000)
Revenues, net of royalties	7,196,000	6,774,000
Financial instrument gain (loss)	(59,000)	68,000
Other income	34,000	36,000
Total revenue	$7,171,000	$6,878,000

For fiscal 2011, the Company recorded $8,824,000 in oil and natural gas sales as compared to $8,086,000 in oil, natural gas and natural gas liquids sales for the year ended December 31, 2010 (“fiscal 2010”). The increase in gross revenues was due to higher realized oil prices in 2011. This was partly offset by lower oil and gas production for the current year.

Royalties for fiscal 2011 increased to $1,628,000 from $1,312,000 for fiscal 2010. The increase was attributable to higher oil revenue and the increase in the proportion of revenue attributed to oil. Oil production is subject to higher royalty rate compared to the royalty rate for natural gas.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
Dejour Realized Average Prices
Natural gas ($/mcf)	$3.64	$4.13
Oil and natural gas liquids ($/bbl)	88.98	67.46
Total average price ($/boe)	$57.49	$45.53

Average Benchmark Prices
Edmonton Par ($/bbl)	$95.16	$77.81
Natural gas - AECO-C Spot ($ per mcf)	$3.67	$4.13

In 2011, the Company changed the benchmark prices from Western Canada Select to Edmonton Par. This is because Edmonton Par is more comparable to the Company’s oil revenue sales.

For the current year, Dejour’s average realized natural gas prices reflected lower benchmark prices compared to fiscal 2010. Oil prices received for fiscal 2011 increased to $88.98 per barrel (“bbl”), compared to $67.46 per bbl for fiscal 2010.

Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants. The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power. Operating and transportation expenses for fiscal 2011 decreased to $2,499,000 from $2,609,000 for fiscal 2010. The decrease was due to lower oil and gas production. Operating costs per BOE for both years were comparable despite lower oil and gas production.

General and Administrative Expenses

General and administrative expenses for fiscal 2011 increased to $4,042,000 from $3,383,000 for fiscal 2010. The comparative figures for 2010 were restated under IFRS. The increase was mainly due to the year-end bonus accrual for fiscal 2011 and the non-recurring professional fees associated with the required conversion to the International Financial Reporting Standards (IFRS).

Finance Costs and Change in Fair Value of Warrant Liability

Finance costs for fiscal 2011 decreased to $868,000 from $1,092,000 for fiscal 2010. The decrease was attributable to the line of credit facility obtained in September 2011 that bears a lower interest rate, compared to the bridge loan with a relatively higher interest rate.

The non-cash change in fair value of warrant liability for fiscal 2011 was a loss of $1,580,000, compared to a gain of $68,000 for fiscal 2010. The warrant liability relates to the fair value of certain warrants that were issued in the previous equity financings. These warrants are denominated in US dollars, which is different than the functional currency of the Company. Under IFRS, they are classified as liabilities and any change in the fair value is recognized in the profit or loss. Changes in fair value result from volatility in the Company’s share prices and fluctuations in the US/Canadian dollar exchange rates. Due to higher market prices for the Company’s common shares towards the end of the year, this resulted in higher valuation for these warrants and a non-cash valuation loss for fiscal 2011.

Amortization, Depletion and Impairment Losses

For fiscal 2011, amortization, depletion and impairment losses were $8,652,000, compared to $4,685,000 for fiscal 2010. The comparative figures for 2010 were restated under IFRS. Amortization and depletion of property and equipment for fiscal 2011 was $2,404,000, compared to $3,493,000 for fiscal 2010. The decrease in amortization and depletion expenses was mainly due to the increased reserves in the Woodrush property at December 31, 2011 and the decrease in production. Impairment losses of $6,248,000 for fiscal 2011 were recognized because the carrying value of certain property and equipment and exploration and evaluation assets exceeded their recoverable amounts, while the impairment losses of $1,192,000 for fiscal 2010 were recognized upon the expiry of certain leases for exploration and evaluation assets and property and equipment.

Net Loss and Operating Loss

The Company’s net loss for fiscal 2011 was $11,043,000 or $0.092 per share, compared to a net loss of $5,124,000 or $0.051 per share for fiscal 2010. The comparative figures for 2010 were restated under IFRS. The increase in net loss was primarily due to the recognition of non-cash impairment losses of $6,248,000 and non-cash valuation loss of $1,580,000 from the increase in fair value of warrant liability. This was partly offset by the increase in revenues.

The Company’s operating loss for fiscal 2011 was $3,215,000, compared to $4,000,000 for fiscal 2010. The decrease was primarily due to lower amortization and depletion of property and equipment for the current year, as a result of the increased reserves in the Company’s Woodrush property.

The operating loss is a non-GAAP measure defined as net income (loss) excluding non-cash items that management believes affects the comparability of operating results. These items may include, but are not limited to, unrealized financial instrument gain (loss), impairment losses and impairment reversals, gain (loss) on divestitures, and change in fair value of financial instruments.

	Year ended December 31,
	2011	2010
	$	$
Net loss	(11,043,000)	(5,124,000)
Add back (losses) and deduct gains:
Impairment losses	6,248,000	1,192,000
Change in fair value of warrant liability	1,580,000	(68,000)
Operating Loss – Non-GAAP	(3,215,000)	(4,000,000)

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank line of credit, and accounts payable and accrued liabilities. Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity. Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments. No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

From time to time, the Company enters into derivative contracts such as forwards, futures and swaps in an effort to mitigate the effects of volatile commodity prices and protect cash flows to enable funding of its exploration and development programs. Commodity prices can fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand.

The primary risks and how the Company mitigates them are disclosed in Item 11 – Quantitative and Qualitative Disclosures About Market Risk, below.

Stock Based Compensation

For fiscal 2011, the Company recorded non-cash stock based compensation expense of $662,000 compared to $765,000 for fiscal 2010. The decrease in stock based compensation expense was because many of the stock options previously granted had been fully vested.

B.	Liquidity and Capital Resources

Cash Balance and Cash Flow

The Company had cash and cash equivalents of $2,488,000 as at December 31, 2011. In addition to the cash balance, the Company has an unused line of credit of $1.5 million from a Canadian Bank.

Bank Line of Credit Financing

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”), including a letter of credit facility to a maximum of $700,000 for a maximum one year term, from a Canadian Bank to refinance the bridge loan and to provide operating funds. The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. In December 2011, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before May 1, 2012, but subject to change at the discretion of the bank. As at December 31, 2011, a total of $5.5 million of this facility was utilized.

According to the terms of the facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2011, the Company is in compliance with the working capital ratio requirement.

Working Capital Position

As at December 31, 2011	$
Working capital deficit	(7,756,000)
Non-cash warrant liability	2,245,000
Net cash working capital deficit	(5,511,000)

As at December 31, 2011, the Company had a working capital deficit of $7,756,000. Excluding the non-cash warrant liability of $2,245,000 related to the fair value of US$ denominated warrants issued in previous equity financings, the working capital deficit includes a $5.5 million used demand line of credit with a $7 million credit limit. As at December 31, 2011, $1.5 million remains unused. The Company plans to remedy the deficiency through the following:

•	Subsequent to December 31, 2011, the Company received $1,200,000 from the exercise of warrants and options.
•	Beginning in June 2011, oil production increased as a result of the waterflood at Woodrush. Oil production is expected to increase in 2012, generating more cash flow for the Company.
•	If necessary and at the right market conditions, the Company may fund its working capital through additional debt, equity or joint venture financing, or disposal of non-core assets.

Capital Resources

During the year ended December 31, 2011, the Company continued to optimize the waterflood at its Woodrush property in Canada. Most of the waterflood capital expenditures have already been spent in fiscal 2011. Future capital expenditures at Woodrush in 2012 are expected to be approximately $1.2 to $1.5 million and funded through its cash flow from operations and the undrawn line of credit. In the U.S., the Company plans to drill up to eight wells during 2012 and its share of expenditures ranges from $6.5 to $11 million. The Company plans to fund the expenditures through additional financing, including debt, equity or joint venture financing, or disposal of non-core assets.

C.	Research and Development, Patents and Licenses, Etc.

None.

D.	Trend Information

Oil currently has risen near $100 per barrel and the Company’s revenue from oil sales increased. On the other hand, the price of natural gas declined to low $2 range, lowering the Company’s gas revenue and the economics of natural gas properties. The marketability and price of oil and natural gas are affected by numerous factors outside of the Company’s control, including domestic and foreign supply and demand, economics and political conditions, weather and US$ exchange rate. (See risks factors disclosure). Some or all of these [situations] are likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2011.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2011, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations
(in thousands of dollars)	2012	2013	2014	2015	2016	Thereafter	Total
	$	$	$	$	$	$	$
Operating Lease Obligations	223	107	49	-	-	Nil	379
Bank line of credit	5,545	-	-	-	-	Nil	5,545
Total	5,768	107	49	-	-	Nil	5,924

G.	Safe Harbor

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 62)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V:TUE).	7,187,840	5.5%	May 18/04

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Stephen Mut Colorado, USA Director and Co-Chairman (Age: 61)	Mr. Mut has served as CEO of Nycon Energy Consulting since his retirement from Shell in mid 2009. At Shell, Mr. Mut served as chief executive officer of a unit of Shell Exploration and Production Company from 2000 until his retirement in 2009. Prior to that, Mr. Mut served in various executive roles at Atlantic Richfield Corporation.	1,701,001	1.3%	Dec 17/09
Harrison Blacker (4) Colorado, U.S.A. Director, President and Chief Operating Officer of Dejour Energy (USA) Inc. (Age: 61)	President of Dejour Energy (USA) Inc. since April 2008. Over 30 years of expertise managing oil and gas operations. Held the positions of Chief Executive Officer with China Oman Energy Company and Portfolio Manager, Latin American Business Unit and General Manager/ President of Venezuela Energy with Atlantic Richfield Corporation prior to joining Dejour USA.	525,678	0.4%	Apr 2/08
Richard Patricio (4) Ontario, Canada Director (Age: 38)	Vice President of Corporate & Legal Affairs and Secretary of Pinetree Capital Ltd. (investment and merchant banking firm). Prior to joining Pinetree Capital, practiced law at a top tier law firm in Toronto and worked as in-house General Counsel for a senior TSX listed company. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario.	-	-	Oct 17/08
Robert Holmes (3) , (4) California, U.S.A Director (Age: 68)	Began career as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and held various senior executive positions with the firm Blyth, Eastman, Dillon & Company. In 1980, co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners. Has served on several boards including the North Central College Trustees in Naperville, Illinois; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, Colorado; and Mary Wood Country Day School in Rancho Mirage, California.	1,663,000	1.3%	Oct 17/08

Name, Jurisdiction of Residence zand Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Craig Sturrock (3) British Columbia, Canada Director (Age: 68)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	650,000	0.5%	Aug 22/05
Darren Devine (3) British Columbia, Canada Director (Age: 44)	Since 2003, Mr. Devine has been the principal of Chelmer Consulting Corp., a corporate finance consultancy. Prior to founding Chelmer Consulting, Mr. Devine practiced law with the firm of Du Moulin Black LLP, in Vancouver, British Columbia. Mr. Devine is a qualified Barrister and Solicitor in British Columbia, and a qualified solicitor in England and Wales.	-	-	Dec 17/09
Mathew Wong British Columbia, Canada Chief Financial Officer (Age: 37)	Chartered Accountant worked at Ernst & Young LLP from 1995 to 2000. Since then, he worked as the Corporate Accounting Manager for Mitsubishi Canada Limited and CFO for Dejour Enterprise Ltd. Mr. Wong is a Chartered Accountant (CA) in British Columbia, Canada, a Certified Public Accountant (CPA) in Washington State, USA and a Chartered Financial Analyst (CFA).	122	-	N/A
Phil Bretzloff, BA, LLB British Columbia, Canada Vice President and General Counsel (Age: 63)	Mr. Bretzloff has acted for oil, gas and energy companies, including extensive work for Canadian and offshore private and public corporations. Between 1980 and 1995, he was Senior Counsel for Petro-Canada. Subsequently, he was a Partner for 8 years with Cumming Blackett Bretzloff Todesco, Gowlings, and Baker & McKenzie, where his clients included PetroChina, Shell, Exxon Mobil, GazProm and Veba Oil and Gas.	59,500	0.04%	N/A
Neyeska Mut EVP Operations, Dejour Energy (USA) Corp. (Age: 54)	Engineer. Since 2000, she has been President of Nycon Energy Consulting working as an advisor to two major oil companies. Prior to forming Nycon Energy Consulting Mrs. Mut pursued international opportunities with Atlantic Richfield Corporation. Mr. Mut has been with Dejour since 2008.	50,001	0.04%	N/A

(1)	Each director will serve until the next annual general meeting of the Company or until a successor is duly elected or appointed in accordance with the Notice of Articles and Articles of the Company and the Business Corporations Act (British Columbia).
(2)	The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by individual directors and executive officers.
(3)	Member of audit committee.
(4)	Member of reserve committee.

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

Stephen Mut: Mr. Mut most recently served as chief executive officer of a unit of Shell Exploration and Production Company. Prior to joining Shell in 2000, Mr. Mut dedicated much of his career to operational and new business venture activities in the oil and gas, refining and marketing, and chemical and mining sectors at Atlantic Richfield Corporation, where he served in various internationally based executive roles in both upstream and downstream businesses. His global expertise has contributed to industry successes in Europe, South America, the Asia Pacific and the United States.

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

Robert Holmes: Mr. Holmes began his career as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and subsequently held various senior executive positions with the firm Blyth, Eastman, Dillon & Company (purchased by Paine Webber & Co.). In 1980, Mr. Holmes co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners. He has served on several boards including the North Central College Trustees in Naperville, Illinois; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, Colorado; and Mary Wood Country Day School in Rancho Mirage, California. He graduated with a BA from North Central College in 1965.

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

Family Relationship

Mr. Stephen Mut, director, is the husband of Mrs. Neyeska Mut, EVP Operations.  Other than that, there are no family relationship between any directors or executives officers of the Company.

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

The Board granted a total of 2,046,000 stock options to the executive officers in 2011.

	Annual Compensation							Long Term Compensation
								Awards		Payouts
Name and Principal Position	Year	Annual Salary		Consulting Fees ($)		Bonus ($)		Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compensation ($)
Robert L.	2011		$78,000		$177,000		$100,000	300,000	Nil	Nil	Nil
Hodgkinson,	2010		$78,000		$177,000		Nil	369,000	Nil	Nil	Nil
Chief Executive	2009		$78,000		$177,000		Nil	275,000	Nil	Nil	Nil
Officer

Mathew Wong,	2011		$78,000		$151,000		100,000	300,000	Nil	Nil	Nil
Chief Financial	2010		$78,000		$151,000		12,000	217,000	Nil	Nil	Nil
Officer	2009		$78,000		$140,000		Nil	125,000	Nil	Nil	Nil

Harrison Blacker,	2011	US$	295,000		Nil	US$	135,000	300,000	Nil	Nil	$58,000	*
Director and	2010	US$	250,000		Nil	US$	60,000	433,000	Nil	Nil	Nil
President	2009	US$	203,646		Nil	US$	98,553	300,000	Nil	Nil	Nil
of Dejour Energy
(USA)

Craig Sturrock,	2011		Nil		Nil		Nil	100,000	Nil	Nil	$7,000
Director	2010		Nil		Nil		Nil	150,000	Nil	Nil	$5,500
	2009		Nil		Nil		Nil	50,000	Nil	Nil	$10,000

Robert Holmes,	2011		Nil		Nil		Nil	100,000	Nil	Nil	$7,500
Director	2010		Nil		Nil		Nil	150,000	Nil	Nil	$6,500
	2009		Nil		Nil		Nil	50,000	Nil	Nil	$10,000

Richard Patricio,	2011		Nil		Nil		Nil	100,000	Nil	Nil	$5,000
Director	2010		Nil		Nil		Nil	150,000	Nil	Nil	$5,500
	2009		Nil		Nil		Nil	50,000	Nil	Nil	$10,000

Stephen Mut,	2011		Nil	US$	138,573		Nil	300,000	Nil	Nil	Nil
Director & Co-	2010		Nil	US$	120,000		Nil	250,000	Nil	Nil	Nil
Chairman	2009		Nil	US$	14,286		Nil	100,000	Nil	Nil	Nil

Darren Devine,	2011		Nil		Nil		Nil	100,000	Nil	Nil	7,000
Director	2010		Nil		Nil		Nil	200,000	Nil	Nil	5,500
	2009		Nil		Nil		Nil	Nil	Nil	Nil	Nil

Neyeska Mut,	2011	US$	200,470		Nil	US$	100,000	306,000	Nil	Nil	Nil
EVP Operations	2010	US$	200,470		Nil		Nil	194,000	Nil	Nil	Nil
Of Dejour Energy	2009	US$	163,300		Nil	US$	30,763	80,000	Nil	Nil	Nil
(USA)

Phil Bretzloff	2011		Nil		$130,984		$13,320	140,000	Nil	Nil	Nil
Vice President &	2010		Nil		$77,401		Nil	110,000	Nil	Nil	Nil
General Counsel	2009		Nil		$74,635		$7,200	75,000	Nil	Nil	Nil

*US$58,000 was paid for relocation expenses reimbursement.

Stock Option Grants

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	300,000	$0.35	March 16, 2011	March 15, 2014
Mathew Wong	300,000	$0.35	March 16, 2011	March 15, 2014
Harrison Blacker	300,000	$0.35	March 16, 2011	March 15, 2014
Craig Sturrock	100,000	$0.35	March 16, 2011	March 15, 2014
Robert Holmes	100,000	$0.35	March 16, 2011	March 15, 2014
Richard Patricio	100,000	$0.35	March 16, 2011	March 15, 2014
Darren Devine	100,000	$0.35	March 16, 2011	March 15, 2014
Stephen Mut	300,000	$0.35	March 16, 2011	March 15, 2014
Neyeska Mut	306,000	$0.35	March 16, 2011	March 15, 2014
Phil Bretzloff	140,000	$0.35	March 16, 2011	March 15, 2014
Employees and Consultants	200,000	$0.35	January 4, 2011	January 3, 2012
	280,000	$0.35	January 4, 2011	January 3, 2013
	686,500	$0.35	March 16, 2011	March 15, 2014

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

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2011. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2011.

Termination and Change of Control Remuneration

The Company has management contracts with the following executive officers or the companies controlled by the executive officers:

Named Executive Officer	Annual Base Salary and / or Consulting Fees		Compensation Package on Termination of Contract, other than for termination with cause	Compensation Package on Termination of Contract, in the event of a change in control

Robert Hodgkinson		$255,000	1 times annual base salary and consulting fee	2 times annual base salary and consulting fee
Mathew Wong		$229,000	1 times annual base salary and consulting fee	2 times annual base salary and consulting fee
Harrison Blacker	US$	310,000	1 times annual base salary	2 times annual base salary
Neyeska Mut	US$	200,470	1 times annual base salary	2 times annual base salary

Bonus/Profit Sharing/Non-Cash Compensation

The Board adopted a bonus plan for eligible executives, which include the senior executives of the Company or any subsidiary of the Company, including but not limited to the CEO, President, Executive Vice-President and CFO who, by the nature of their positions are, in the opinion of the Committee, in a senior position to contribute to the success of the Company.

The bonus plan includes both non-discretionary and discretionary portions.

A)	Executives Non-Discretionary;

Each Eligible Executives will receive a USD$100,000 award should:

i)	Total Shareholder Return % exceeds Total XEG Return % by a minimum of 10% and in addition;

ii)	Total Shareholder Return is positive (the share price of Dejour shares is higher at the end of the year, in comparison to, the price of the shares at the beginning of the year).

For example, for fiscal 2011, if Total Shareholder Return % is 20%, while Total XEG Return is 5%, then Dejour’s stock outperformed the XEG by 15% and a USD$100,000 award is payable to each executives. However, this award would only be payable in the event that during the same period shareholder return is positive.

B)	Executives Discretionary;

The Compensation Committee, upon the recommendation of the CEO, shall review (i) performance goals and objectives (“Performance Targets') for the Company and the subsidiaries for such period and (ii) target awards (“Target Awards') for each Participant which shall be based on, up to 30% of the Participant's base compensation, provided however, the Performance Targets for each Executive Participants shall be exactly the same during each year, calculated based on the same percentage of each Participants base compensation, unless otherwise agreed by the Participants.

Such Performance Targets shall include but not be limited to the following:

•	Increase in oil & gas production;
•	Achievement of financial stability and working capital position including compliance with the Company loan covenants;
•	Increase in Proved Developed Production (PDP) Reserves;
•	Increase in Proved and Probable (2P) reserves;
•	Creating significant positive impact on the Company business as demonstrated by significant accomplishments not in the base budget/business plan;
•	Increase in Operating Cash flow and Adjusted EBITDA;
•	Reduce operation costs;
•	Reducing overhead costs;
•	Other factors or extraordinary success, that in the opinion of the Committee, enhance shareholder value

For purposes of the bonus plan, “XEG” is defined as the iShares™ CDN Energy Sector Index Fund, trading under the symbol “XEG” on the TSX. Total Shareholder Return and Total XEG Return are based on the 20 days average closing shares price of Dejour shares and XEG on the TSX at the end of each fiscal year.

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during Fiscal 2011 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

Terms of Reference for the Audit Committee

Audit Committee Mandate

The primary function of the audit committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the audit committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The audit committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	Review and appraise the performance of the Company’s external auditors; and

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

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

The Company had the equivalent of approximately 18 full-time employees and consultants during 2011, of which 10 are located in Canada and 8 in USA.

E.	Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses as of April 26, 2012, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management as of April 26, 2012

Title of Class	Name of Beneficial Owner	Notes	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson	(1)	8,783,658	6.72%
Common	Harrison Blacker	(2)	1,618,678	1.24%
Common	Mathew H. Wong	(3)	605,872	0.46%
Common	Craig Sturrock	(4)	1,092,500	0.84%
Common	Robert Holmes	(5)	2,708,000	2.07%
Common	Richard Patricio	(6)	295,000	0.23%
Common	Stephen Mut	(7)	2,676,001	2.05%
Common	Darren Devine	(8)	250,000	0.19%
Common	Neyeska Mut	(9)	523,001	0.40%
Common	Phil Bretzloff	(10)	333,250	0.25%
	Total Directors/Management		18,885,960	14.44%

(1)	Of these shares, 7,187,840 are represented by common shares, 914,000 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 3,600,499 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson. A further 405,000 stock options have been granted but not yet vested.

(2)	Of these shares, 525,678 are represented by common shares, 943,000 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants. A further 390,000 stock options have been granted but not yet vested.

(3)	Of these shares, 122 are represented by common shares, 549,500 are represented by vested stock options and 56,250 are represented by currently exercisable share purchase warrants. 98 of these common shares are held by 390855 BC Ltd., a private company owned by Mathew Wong; 24 common shares are owned by Pui Ngor Lee, Mr. Wong’s mother. A further 267,500 stock options have been granted but not yet vested.

(4)	Of these shares, 650,000 are represented by common shares, 292,500 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants. A further 107,500 stock options have been granted but not yet vested.

(5)	Of these shares, 1,663,000 are represented by common shares, 295,000 are represented by vested stock options and 750,000 are represented by currently exercisable share purchase warrants. A further 105,000 stock options have been granted but not yet vested.

(6)	Of these shares, 295,000 are represented by vested stock options. A further 105,000 stock options have been granted but not yet vested.

(7)	Of these shares, 1,701,001 are represented by common shares, 600,000 are represented by vested stock options and 375,000 are represented by currently exercisable share purchase warrants. A further 50,000 stock options have been granted but not yet vested.

(8)	Of these shares, 250,000 are represented by vested stock options. A further 50,000 stock options have been granted but not yet vested.

(9)	Of these shares, 50,001 are represented by common shares and 473,000 are represented by vested stock options. A further 227,000 stock options have been granted but not yet vested.

(10)	Of these shares, 59,500 are represented by common shares and 273,750 are represented by vested stock options. A further 126,250 stock options have been granted but not yet vested.

All percentages based on 130,786,069 shares outstanding as of April 26, 2012.

Stock Option Plan

We have a Stock Option Plan (the “Option Plan”), the principal purposes of which is to (i) advance our interests by aiding us, and our subsidiaries, in motivating, attracting and retaining key employees and directors capable of assuring the future success of the Company; and (ii) secure for us and our shareholders the benefits inherent in the ownership of our common shares by key employees and directors of the Company and our subsidiaries. We also have a United States stock incentive sub-plan that was initially approved in 2009 and amended in 2012 (the “Sub-Plan”) and forms a part of the Option Plan. Any option granted under the Sub-Plan is also subject to the terms and conditions of the Option Plan. Where there is a conflict between the terms and conditions of the Sub-Plan and the terms and conditions of the Option Plan, the terms and conditions of the Option Plan govern.

Directors, officers, employees and other insiders of us or any of our subsidiaries, as well as any person or corporation engaged to provide services for us or for any entity controlled by us for an initial, renewable or extended period of twelve months or more (or a lesser period of time if approved by the committee that administers the Option Plan and acceptable to the Toronto Stock Exchange (the “TSX”) (including individuals employed by such person or corporation), are eligible to participate in the Option Plan. Eligible participants who are natural persons resident in the United States, United States citizens, or are otherwise subject to United States tax law may participate in the Sub-Plan.

At the time of grant of any option, the aggregate number of common shares reserved for issuance under the Option Plan (which includes the Sub-Plan) that may be made subject to options any time and from time to time, together with common shares reserved for issuance at that time under any of our other share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares, on a non-diluted basis, on the date of grant of the option. Of this 10%, the number of common shares reserved for issuance to any one participant pursuant to the Sub-Plan in any year may not exceed 5% of our total outstanding common shares on a non-diluted basis. Common shares subject to any option (or portion thereof) under the Option Plan that has been cancelled or otherwise terminated prior to the issuance or transfer of such common shares will again be available for options under the Option Plan. The number of common shares authorized under the Option Plan may be increased, decreased or fixed by the Board of Directors. Subject to adjustment in accordance with the Sub-Plan, an aggregate of 12,800,000 common shares, less those common shares issued under the Option Plan, may be issued pursuant to stock options issued under the Sub-Plan. If a stock option terminates, is forfeited or is cancelled without the issuance of any common shares, or any common shares covered by a stock option or to which a stock option relates are not issued for any other reason, then the number of common shares counted against the aggregate number of common shares available under the Sub-Plan with respect to such stock option, to the extent of any such termination, forfeiture, cancellation or other event, will again be available for granting stock options under the Sub-Plan.

The option exercise price will be determined by the committee that administers the Option Plan or the Sub-Plan administrator, as applicable. The exercise price may not be less than the last closing price per common share on the TSX on the trading day immediately preceding the day the options are granted, or if the common shares are not listed on the TSX, on the most senior of any other exchange on which the common shares are then traded, on the last trading day immediately preceding the date of grant of such options.

The Option Plan may be terminated by the committee that administers the Option Plan at any time. The Sub-Plan terminates at midnight on January 5, 2022, unless it is terminated before then by our Board of Directors. Any option outstanding under the Option Plan or Sub-Plan at the time of termination shall remain in effect until such option has been exercised, has expired, has been surrendered to us or has been terminated.

A copy of the Option Plan and Sub-Plan is incorporated by reference into this Form 20-F as Exhibits 4.17 and 4.18, respectively.

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 26, 2012:

Stock Options Outstanding as of April 26, 2012

Name	Number of Options Held	Number of Options Vested	Exercise Price per Share	Grant Date	Expiration Date

Robert Hodgkinson	375,000	262,500	$0.45	10/28/2008	10/28/2013
	275,000	165,000	$0.45	5/5/2009	5/4/2014
	350,000	350,000	$0.35	2/4/2010	2/3/2015
	19,000	19,000	$0.35	2/16/2010	2/15/2015
	300,000	187,500	$0.35	3/16/2011	3/15/2014
Harrison Blacker	300,000	210,000	$0.45	10/28/2008	10/28/2013
	300,000	180,000	$0.45	5/5/2009	5/4/2014
	400,000	400,000	$0.35	2/4/2010	2/3/2015
	33,000	33,000	$0.35	2/16/2010	2/15/2015
	300,000	187,500	$0.35	3/16/2011	3/15/2014
Mathew Wong (1)	175,000	122,500	$0.45	10/28/2008	10/28/2013
	125,000	75,000	$0.45	5/5/2009	5/4/2014
	200,000	200,000	$0.35	2/4/2010	2/3/2015
	17,000	17,000	$0.35	2/16/2010	2/15/2015
	300,000	187,500	$0.35	3/16/2011	3/15/2014
Craig Sturrock	100,000	70,000	$0.45	10/28/2008	10/28/2013
	50,000	30,000	$0.45	5/5/2009	5/4/2014
	150,000	150,000	$0.35	2/4/2010	2/3/2015
	100,000	62,500	$0.35	3/16/2011	3/15/2014
Robert Holmes	100,000	70,000	$0.45	10/28/2008	10/28/2013
	50,000	32,500	$0.45	02/12/2009	02/12/2014
	150,000	150,000	$0.35	2/4/2010	2/3/2015
	100,000	62,500	$0.35	3/16/2011	3/15/2014
Richard Patricio	100,000	70,000	$0.45	10/28/2008	10/28/2013
	50,000	32,500	$0.45	02/12/2009	02/12/2014
	150,000	150,000	$0.35	2/4/2010	2/3/2015
	100,000	62,500	$0.35	3/16/2011	3/15/2014
Stephen Mut	100,000	100,000	$0.45	6/29/2009	6/29/2014
	250,000	250,000	$0.35	2/4/2010	2/3/2015
	300,000	262,500	$0.35	3/16/2011	3/15/2014
Darren Devine (2)	200,000	200,000	$0.35	2/4/2010	2/3/2015
	100,000	62,500	$0.35	3/16/2011	3/15/2014
Neyeska Mut	120,000	84,000	$0.45	10/28/2008	10/28/2013
	80,000	52,000	$0.45	2/12/2009	2/12/2014
	175,000	175,000	$0.35	2/4/2010	2/3/2015
	19,000	19,000	$0.35	2/16/2010	2/15/2015
	306,000	191,250	$0.35	3/16/2011	3/15/2014
Phil Bretzloff	75,000	52,500	$0.45	10/28/2008	10/28/2013
	75,000	48,750	$0.45	2/12/2009	2/12/2014
	110,000	110,000	$0.35	2/4/2010	2/3/2015
	140,000	87,500	$0.35	3/16/2011	3/15/2014
Total Officers/Directors	6,719,000	5,234,000

(1)	125,000 options granted on May 5, 2009 were issued to 390855 B.C. Ltd., a private company owned by Mathew Wong.
(2)	200,000 options granted on February 4, 2010 were issued to Chelmer Investments Corp., a private company owned by Darren Devine. On October 25, 2010, these options were re-issued to the name of Darren Devine with the same exercise price, vesting term and expiration date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 26, 2012 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 26, 2012

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson (1)	8,783,658	6.72%
(1)	Of these shares, 7,187,840 are represented by common shares, 914,000 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 3,600,499 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson. A further 405,000 stock options have been granted but not yet vested.

All percentages based on 130,786,069 shares outstanding as of April 26, 2012.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 26, 2012, there were approximately 7,534 registered holders of the Company’s shares in the United States, with combined holdings of 90,890,625 common shares.

Change of Control

As of April 26, 2012, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

Other than as disclosed below, from January 1, 2009 through December 31, 2011, the Company did not enter into any transactions or loans between the Company and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

HEC loan to the Company

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with HEC in regard to the outstanding debt of $1,800,000 assumed from DEAL by the Company. Pursuant to the agreements, $450,000 of the debt was converted into 1,363,636 units consisting of 1,363,636 common shares and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years. The fair value of the units was estimated to be $450,000. The remaining $1,350,000 was converted into a 12% note due on January 1, 2011 and the Company was required to pay 3% fee on the outstanding balance of the loan as at December 31, 2009. As a result of the sale of 5% working interest in the Drake/Woodrush area to HEC in December 2009 (effective June 1, 2009), both parties agreed to reduce the loan balance by the purchase price of $911,722 including taxes and adjustments. In addition, the loan balance was further reduced by a payment of $50,351. As at December 31, 2009, a balance of $387,927 remained outstanding. As at December 31, 2010, a balance of $250,000 remained outstanding. In January 2011, the remaining balance of loan from HEC was repaid in full in cash (see Note 9 to the consolidated financial statements for details).

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

As a part of the debt settlement on June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.

As at December 31, 2009, a balance of $1,957,474 remained outstanding comprised of the loan balance of $2,070,140 minus unamortized portion of finance fees of $112,666. In December 2010, the loan was paid off in full in cash.

(c)	During 2011, compensation awarded to key management included a total of salaries and consulting fees of $1,771,981 (2010 - $1,215,191 and 2009 - $1,470,947) and non-cash stock-based compensation of $451,071 (2010 - $486,018 and 2009 - $188,668). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2011 is $396,618 (December 31, 2010 - $12,000 and December 31, 2009 - $Nil) owing to a company controlled by an officer of the Company.

(d)	In 2011, the Company incurred a total of $2,301 (2010 - $268,440 and 2009 - $382,748) in interest expense and finance costs to a company controlled by an officer of the Company and Brownstone.

(e)	Included in interest and other income, in 2011, is $30,000 (2010 - $30,000 and 2009 - $30,000) received from the companies controlled by officers of the Company for rental income.

(f)	In July 2008, Brownstone Ventures Inc. (“Brownstone”) became a 28.53% working interest partner in the US properties. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. Included in accounts receivable at December 31, 2011 is $Nil (2010 - $168,771 and 2009 - $72,752) owing from Brownstone.

(g)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts receivable at December 31, 2011 is $Nil (2010 - $967 and 2009 - $Nil) owing from HEC. Included in accounts payable and accrued liabilities at December 31, 2011 is $53,668 (2010 - $166,139 and 2009 - $63,679) owing to HEC.

(h)	In 2011, we completed a private placement of 11,010,000 units issued at US$0.30 per unit. Certain directors and officers of the Company purchased 2,000,000 units of this offering (see Note 13 to the consolidated financial statements for details).

(i)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(j)	Included in the total salaries and consulting fees incurred during 2009 was $107,000 paid to a former officer of the Company to terminate the consulting agreement.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010	F-1 - F-48

Supplementary Oil and Gas Reserve Estimation and Disclosures - Unaudited	F-49 - F-56

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

The Company’s common shares are traded on the Toronto Stock Exchange and on the NYSE Amex, in both cases under the symbol “DEJ.”  The following tables set forth for the periods indicated, the high and low closing prices in Canadian dollars of our common shares traded on the Toronto Stock Exchange and in United States dollars on the NYSE Amex. The Company traded on the Toronto Stock Exchange Venture Exchange in Vancouver, British Columbia, Canada, until November 20, 2008 when it began trading on the Toronto Stock Exchange. The Company changed its symbol to “DEJ” after a one for three share consolidation effective October 1, 2003. The Company changed its Toronto Stock Exchange trading symbol on May 23, 2007 to “DEJ” to coincide with its listing on the American Stock Exchange (now NYSE Amex) on the same day under the symbol “DEJ”.

The following table contains the annual high and low market prices for the five most recent fiscal years:

Toronto Stock Exchange (Cdn$)

	High	Low
2011	$0.61	$0.24
2010	$0.48	$0.29
2009	$0.76	$0.23
2008(1)	$2.17	$0.23
2007	$3.28	$1.02

(1) Common shares listed on Toronto Stock Exchange on November 20, 2008.

NYSE Amex (US$)

	High	Low
2011	$0.61	$0.21
2010	$0.50	$0.26
2009	$0.67	$0.12
2008	$2.17	$0.25
2007(1)	$2.95	$1.29

(1) Shares listed for trading on NYSE Amex on May 7, 2007

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each fiscal quarter for the two most recent fiscal years and any subsequent period:

Toronto Stock Exchange (Cdn$)

	High	Low
2012
Q1	$0.46	$0.35
2011
Q4	$0.61	$0.24
Q3	$0.34	$0.24
Q2	$0.44	$0.30
Q1	$0.51	$0.30
2010
Q4	$0.38	$0.29
Q3	$0.41	$0.30
Q2	$0.45	$0.29
Q1	$0.48	$0.29

(1) Common shares listed on Toronto Stock Exchange on November 20, 2008.

NYSE Amex (US$)

	High	Low
2012
Q1	$0.57	$0.34
2011
Q4	$0.61	$0.21
Q3	$0.40	$0.23
Q2	$0.45	$0.31
Q1	$0.53	$0.30
2010
Q4	$0.38	$0.29
Q3	$0.44	$0.28
Q2	$0.50	$0.28
Q1	$0.47	$0.26

(1) Shares listed for trading on NYSE Amex on May 7, 2007

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each of the most recent six months:

Toronto Stock Exchange (Cdn$)

	High	Low
October, 2011	$0.40	$0.24
November, 2011	$0.44	$0.33
December, 2011	$0.61	$0.29
January, 2012	$0.55	$0.38
February, 2012	$0.50	$0.41
March, 2012	$0.46	$0.35

NYSE Amex (US$)

	High	Low
October, 2011	$0.39	$0.21
November, 2011	$0.44	$0.32
December, 2011	$0.61	$0.29
January, 2012	$0.57	$0.38
February, 2012	$0.51	$0.41
March, 2012	$0.49	$0.34

On April 20, 2012, the closing price of our common shares on the TSX was Cdn $0.29 per common share and on the NYSE Amex was US $0.30 per common share.

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

Dejour Energy Inc. (formerly Dejour Enterprises Ltd.) is incorporated under the laws of British Columbia, Canada. The Company was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the Company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued in British Columbia under the Business Corporations Act (British Columbia) (the “Act”). Effective March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

There are no restrictions on what business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and under Part 5, Division 3 of the Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in whom the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the Act.

Article 16 of the Company’s Articles addresses the powers and duties of the directors. Directors must, subject to the Act, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the Act. Article 19 of the Company’s Articles addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee.

These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors. Article 18 of the Company’s Articles details the proceedings of directors. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to a majority of the directors. If the number of directors is set at one, it quorum is deemed to be one director.

Article 8 of the Company’s Articles details the borrowing powers of the directors. They may, on behalf of the Company:

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

Article 21 of the Company’s Articles provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding. The failure of a director, alternate director, or officer of the Company to comply with the Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

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

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position

Under Article 9 of the Company’s Articles and subject to the Act, the Company may alter its authorized share structure by directors’ resolution or ordinary resolution, in each case determined by the directors, to:

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

Subject to Section9.2 of the Company’s Articles and the Act, the Company may:

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

(2)	by special resolution of the shareholders of the class or series affected, do any of the acts in Section 9.1 of the Company’s Articles if any of the shares of the class or series of shares has been issued.

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

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX and all applicable Canadian Securities Commission.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 26, 2012, 130,786,069 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

All the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  All common shareholders are entitled to receive notice of, attend and be heard at any meeting of shareholders of the Company, excepting a meeting of the holders of shares of another class, as such, and excepting a meeting of the holders of a particular series, as such. Holders of shares of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders, including the election of directors. Except as otherwise required by law the holders of the Company’s common shares will possess all voting power. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all common shares that are present in person or represented by proxy. Subject to the special rights and restrictions attached to the shares of any class or series of classes, one holder of common shares issued, outstanding and entitled to vote, represented in person or by proxy, is necessary to constitute a quorum at any meeting of our shareholders.

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other disposition of the property or assets of the Company, holders of shares of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities to the holders of preferred shares or any other shares ranking senior to shares of common stock.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The holders of the Company’s common shares will be entitled to such cash dividends as may be declared from time to time by our Board of Directors but such dividend will rank junior to the holders of preferred shares and series 1 preferred shares.

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

Preferred Shares

Preferred shares may, at any time and from time to time, be issued in one or more series and the Company may, by directors’ resolution or ordinary resolution, do one or more of the following:

•	determine the maximum number of shares of any of those series of preferred shares that the Company is authorized to issue, determine that there is no maximum number or alter any determination made or otherwise, in relation to a maximum number of those shares, and authorize the alteration of the Notice of Articles accordingly;

•	alter the Articles of the Company, and authorize the alteration of the Notice of Articles, to create an identifying name by which the shares of any of those series of preferred shares may be identified or to alter any identifying name created for those shares; and

•	alter the Articles of the Company, and authorize the alteration of the Notice of Articles, to attach special rights or restrictions to the shares of any of those series of preferred shares or to alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the preferred shares.

If the alterations, determinations or authorizations contemplated above are to be made in relation to a series of shares of which there are issued shares, those alterations, determinations or authorizations may be made by ordinary resolution. However, no special rights or restrictions attached to a series of preferred shares shall confer on the series of preferred shares priority over another series of preferred shares respecting (i) dividends or (ii) return of capital on the dissolution of the Company or on the occurrence of any event that entitles the shareholders holding the shares of all series of preferred shares to a return of capital.

All holders of preferred shares shall not be entitled to receive notice of, attend and be heard at any meeting of or vote at any meeting of shareholders of the Company, except any specific meeting of the holders of preferred shares.

The holders of the Company’s preferred shares will be entitled to such cash dividends as may be declared from time to time by our Board of Directors and shall rank senior to the holders of our common shares and any other shares of the Company ranking junior to the preferred shares.

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other disposition of the property or assets of the Company, holders of the holders of the Preferred Shares, including the Series 1 Preferred Shares, shall be entitled to receive, for each preferred share held, from the property and assets of the Company, a sum equivalent to the amount paid up thereon together with the premium (if any) thereon and any dividends declared thereon before any amount shall be paid or any property or asset of the Company is distributed to the holders of the common shares or any other shares ranking junior to the preferred shares with respect to repayment of capital. After payment to the holders of the preferred shares of the amount so payable to them, the holders of the preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in special rights and restrictions attached to any particular series of preferred shares

Series 1 Preferred Shares

The Company may, at any time and from time to time, issue series 1 preferred shares. The Company may, by directors’ resolution or ordinary resolution passed before the issue of any series 1 preferred shares, in each case as determined by the directors or, if there are issued series 1 preferred shares, by ordinary resolution, do one or more of the following:

•	determine the maximum number of the series 1 preferred shares that the Company is authorized to issue, determine that there is no maximum number or alter any determination made in relation to a maximum number of those shares, and authorize the alteration of the Notice of Articles accordingly;

•	alter the Articles of the Company, and authorize the alteration of the Notice of Articles, to alter the name of the series 1 preferred shares; and

•	alter the Articles of the Company, and authorize the alteration of the Notice of Articles, to attach special rights or restrictions to the series 1 preferred shares or to alter any special rights or restrictions attached to those shares, subject to the special rights and restrictions attached to the preferred shares.

The special rights and restrictions that may be attached to the series 1 preferred shares may include, without in any way limiting or restricting the generality of such paragraph, rights and restrictions respecting the following:

•	the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative and the dates, places and currencies of payment thereof;

•	the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights;

•	the terms and conditions of any share purchase plan or sinking fund;

•	the restrictions respecting the payment of dividends on, or the repayment of capital in respect of, any other shares of the Company;

•	voting rights; and

•	the issuance of any shares of any other class or series of shares of the Company or any evidences of indebtedness or any other securities convertible into or exchangeable for such shares

No special rights or restrictions attached to the series 1 preferred shares confers on the series 1 preferred shares priority over another series of preferred shares respecting (i) dividends or (ii) return of capital on the dissolution of the Company or on the occurrence of any event that entitles the shareholders holding the shares of all series of preferred shares to a return of capital.

All holders of series 1 preferred shares are not entitled to receive notice of, attend and be heard at any meeting of or vote at any meeting of shareholders of the Company, except any specific meeting of the holders of series 1 preferred shares.

The holders of the Company’s series 1 preferred shares will be entitled to such cash dividends as may be declared from time to time by the Company’s Board of Directors and will rank senior to the holders of the Company’s common shares and any other shares of the Company ranking junior to the preferred shares.

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

Any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the Canadian regulatory commissions within ten days of becoming an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over securities of the Company. In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Articles or Notice of Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

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

The following are material contracts to which the Company is a party:

Bank Line of Credit and Bridge Loan

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000 with a due date of September 22, 2010. This facility was secured by a first floating charge over all the assets of DEAL, and bore interest at 12% per annum. At December 31, 2011, the Canadian oil and natural gas interests and properties with a carrying amount of $nil (December 31, 2010 - $12,418,812) were held as collateral for the loan. By agreement, the due date of the loan was extended to October 31, 2011. Pursuant to the agreement, outstanding advances were due to be fully repaid no later than October 31, 2011 or, upon the earlier of non-core asset sales of DEAL. During the year ended December 31, 2011, the Company made total monthly principal payments of $700,000 and repaid the outstanding balance of $4,100,000 in full. This facility was used to support the development of the Company’s oil and gas properties in the Drake/Woodrush area.

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”), including a letter of credit facility to a maximum of $700,000 for a maximum one year term, from a Canadian Bank to refinance the bridge loan and to provide operating funds. The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. In December 2011, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before May 1, 2012, but subject to change at the discretion of the bank. As at December 31, 2011, a total of $5,545,457 of this facility was utilized.

According to the terms of the facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2011, the Company is in compliance with the working capital ratio requirement.

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

Brownstone loan to the Company

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone. Brownstone owned more than 10% of outstanding common shares of the Company and one of Brownstone’s directors also serves on the board of directors of the Company. The promissory note was secured by a general security agreement issued by the Company in favour of Brownstone, and bore interest at 5% per annum. The principal and interest were repayable by the earlier of the completion of an equity and/or debt financing, and July 1, 2009. During the year ended December 31, 2008, a repayment of $222,948 (US$220,000) was made and at December 31, 2008 a balance of $4,604,040 (US$3,780,000) owed.

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

As a part of the debt settlement on June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.

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

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary is materially complete and fairly describes those provisions of the ICA pertinent to an investment by an American investor in the Company.

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA.

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business that is not reviewable pursuant to the ICA.

An investment is reviewable under the ICA if there is an acquisition by a non-Canadian of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)	for non-WTO Investors, the threshold is $5,000,000 for a direct acquisition and over $50,000,000 for an indirect acquisition. The $5,000,000 threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)	except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO Investors. The threshold for 2012 is $330,000,000. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO Investors are not reviewable; and

(c)	the limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that is a cultural business.:

WTO Investor as defined in the ICA means:

(a)           an individual, other than a Canadian, who is a national of a WTO Member or who has the right of permanent residence in relation to that WTO Member;

(b)	a government of a WTO Member, whether federal, state or local, or an agency thereof;

an entity that is not a Canadian-controlled entity, and that is a WTO investor-controlled entity, as determined in accordance with the ICA;

(c)	a corporation or limited partnership:

(i)	that is not a Canadian-controlled entity, as determined pursuant to the ICA;
(ii)	that is not a WTO investor within the meaning of the ICA;
(iii)	of which less than a majority of its voting interests are owned by WTO investors;
(iv)	that is not controlled in fact through the ownership of its voting interests; and
(v)	of which two thirds of the members of its board of directors, or of which two thirds of its general partners, as the case may be, are any combination of Canadians and WTO investors;

(d)	a trust:

(i)	that is not a Canadian-controlled entity, as determined pursuant to the ICA;
(ii)	that is not a WTO investor within the meaning of the ICA;
(iii)	that is not controlled in fact through the ownership of its voting interests, and
(iv)	of which two thirds of its trustees are any combination of Canadians and WTO investors, or

(e)	any other form of business organization specified by the regulations that is controlled by a WTO investor.

WTO Member as defined in the ICA means a member of the World Trade Organization.

Generally, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or de jure voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

The ICA specifically exempts certain transactions from either notification or review. Included among the category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.	Taxation

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who is the beneficial holder of common shares of the Company and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Canada Tax Act”) (i) deals at arm’s length with the Company, (ii) is not affiliated with the Company, (iii) holds the common shares as capital property, and (iv) who, for the purposes of the Canada Tax Act and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in and only in the United States, is a qualifying person entitled to all of the benefits of the Treaty, and (v) does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada (a “U.S. Holder”). Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer or authorized foreign bank that carries on business in Canada and elsewhere.

This summary is based on the current provisions of the Canada Tax Act and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Canada Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (collectively, the “Tax Proposals”) and assumes all Tax Proposals will be enacted in the form proposed. There is no certainty that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in laws or administrative policy or assessing practice whether by judicial, regulatory, administrative or legislative decision or action nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser of Units. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, purchasers should consult their own tax advisors regarding the income tax consequences of purchasing Units based on their particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by the Company will be subject to Canadian withholding tax at the rate of 25% under the Canada Tax Act, subject to any reduction in the rate of withholding to which the U.S. Holder is entitled under the Treaty. For example, if the U.S. Holder is entitled to benefits under the Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. The rate of Canadian withholding tax for such U.S. Holder will generally be further reduced under the Treaty to 5% if such holder is a corporation that beneficially owns at least 10% of the voting shares of the Company, and may be further reduced to nil if such holder is a qualifying pension fund or charity.

Dispositions

A U.S. Holder will not be subject to tax under the Canada Tax Act on any capital gain realized on a disposition of a common share (including a deemed disposition on death), unless the common share is or is deemed to be “taxable Canadian property” to the U.S. Holder for the purposes of the Canada Tax Act and the U.S. Holder is not entitled to relief under the Treaty.

Generally, provided the Shares are listed on a “designated stock exchange” as defined in the Canada Tax Act (which includes the TSX) at the time of disposition, the Shares will not constitute taxable Canadian property of a U.S. Holder, unless at any time during the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class of shares of the Company and more than 50% of the fair market value of those shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada,(ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil rights law rights in, property described in any of (i) to (iii), whether or not that property exists.

U.S. Holders whose common shares may constitute taxable Canadian property should consult with their own tax advisors.

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

For taxable years beginning before January 1, 2013, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Treaty, or (b) common shares of the Company are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year. (See the section below under the heading "Passive Foreign Investment Company Rules").

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of common shares.

The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of its average quarterly assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (the “asset test”). “Gross income” generally includes all revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

The Company does not believe that it was a PFIC during the tax year ending December 31, 2011. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, if for any given year the Company reaches either of the test standards (i.e., “income test” and “asset test”), it remains a PFIC forever, no matter how active it becomes in the future. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

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

Credit risk arises from credit exposure to receivables due from joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2011 and 2010, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2011, the Company’s receivables consist of $64,583 (2010 - $195,514) from joint interest partners, $774,100 (2010 - $408,700) from oil and natural gas marketers and $48,498 (2010 - $84,412) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2011, $5,787 (2010 - $152,056) of accounts receivable are past due, all of which are considered to be collectable.

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

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a bank line of credit facility (note 8). The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bridge loan was repaid in full during the year ended December 31, 2011. The bank line of credit, which is scheduled to be reviewed on or before May 1, 2012, is repayable upon demand.

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(d)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2011 and 2010.

The Company was exposed to the following foreign currency risk at December 31, 2011:

	2011	2010
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,772,982	601,519
Accounts receivable	69,667	168,770
Accounts payable and accrued liabilities	(1,346,564)	(227,531)
Balance sheet exposure	496,085	542,758

The following foreign exchange rates applied for the year ended and as at December 31:

	2011	2010
YTD average USD to CAD	1.0170	0.9946
December 31, 2011	0.9893	1.0305

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $49,609 at December 31, 2011 (2010 - $54,276). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(e)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. During the year ended December 31, 2011, interest rate fluctuations on the Company’s credit facility have no significant impact on its net loss because the Company had no floating rate debt in place at or during the year ended December 31, 2011. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2011 and 2010.

(f)	Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand. The Company has attempted to mitigate commodity price risk on its future sales of crude oil through the use of financial derivative sales contracts.

With respect to the commodity contracts in place at December 31, 2011, an increase of US$10/barrel in the price of oil, assuming all other variables remain constant, would have positively impacted income before taxes by approximately $120,000 (2010 - $Nil). A similar decline in commodity prices would be an equal and opposite impact on income before taxes. The Company had no commodity contracts in place at December 31, 2010.

(g)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2011, the Company is in compliance with all covenants.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2011.

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

As of the end of the fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were not effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The reason that our management concluded that our disclosure controls and procedures were not effective is because a few submissions required to be furnished on Form 6-K were inadvertently filed late. The applicable information was filed on a timely basis with the Canadian securities regulators on SEDAR and was publicly accessible on www.SEDAR.com and on the Company’s website, but was not timely furnished on Edgar on Form 6-K. We have taken steps designed to ensure that future information required to be furnished on Form 6-K will be so furnished on a timely basis.

B.	Management’s Report on Internal Control over Financial Reporting

The Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company’s internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

C.	Attestation Report of the Registered Public Accounting Firm

Because the Company is not an “accelerated filer” or “large accelerated filer” within the meaning of such terms under the Exchange Act, this Annual Report is not required to include an attestation report of the Company’s independent auditors regarding the Company’s internal control over financial reporting.

D.	Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2011, the Company improved staff training and the review of financial statement close process and used 3rd party consulting assistance to address certain weaknesses in the Company’s internal control over financial reporting that were identified in 2010.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have any audit committee financial expert that serves on the Company’s audit committee. In 2011, the Company adopted the International Financial Reporting Standards (“IFRS”), previously we prepared our financial statements in accordance with Canadian generally accepted accounting principles. The audit committee members do not yet have sufficient experience and in-depth of understanding of IFRS such that they meet the SEC definition of audit committee financial expert.

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

During the fiscal year ended December 31, 2011, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2011 and December 31, 2010. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2011	Year ended December 31, 2010
Audit Fees (1)	$152,639	$145,900
Audit Related Services (2)	$251,853	$49,680
Tax Fees (3)	Nil	Nil
All Other Fees (4)	24,691	5,534

Notes:

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2011 and 2010, the services provided in this category included reviews on IFRS conversion, consultation on accounting and audit-related matters, and review of reserves disclosure.
(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2011 and 2010, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.
(4)	The services provided in this category included all other services fees that are not reported as other categories and consist of Canadian Public Accountability Board,, US gatekeeper review and administration fees.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2011.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2011.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on August 20, 2010, we terminated the services of our principal registered independent public accountant, Dale Matheson Carr-Hilton Labonte LLP (“DMCL”).

In DMCL’s principal accountant reports on our financial statements for each of the fiscal years ended December 31, 2009 and 2008, no adverse opinion was issued and no opinion of DMCL was modified as to audit scope or accounting principles. No audit reports of DMCL in each of the past two fiscal years contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles.

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

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2011, including 2010 required comparative information, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Financial statements prior to the fiscal year ended December 31, 2010 were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Report of Independent Registered Chartered Accountants, dated March 29, 2012

Consolidated Balance Sheets at December 31, 2011, December 31, 2010 and January 1, 2010

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2011 and December 31, 2010

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures - Unaudited

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010	F-1 - F-48

Supplementary Oil and Gas Reserve Estimation and Disclosures - Unaudited	F-49 - F-56

Exhibit Number	Description

1.1	Articles (1)

1.2	Notice of Articles (1)

1.3	Certificate of Continuation (1)

1.4	Notice of Alteration (1)

1.5	Certificate of Name Change (1)

1.6	Amendment to Articles to Include Special Rights (1)

4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)

4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)

4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)

4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)

4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)

4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)

4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)

4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)

4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)

4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)

4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)

4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)

4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)

4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)

4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 *

Exhibit Number	Description

4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 *

4.17	Option Plan (1)

4.18	Option Plan (Sub-Plan) (1)

8.1	List of Subsidiaries

12.1	Certification of CEO Pursuant to Rule 13a-14(a) *

12.2	Certification of CFO Pursuant to Rule 13a-14(a) *

13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350 *

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350 *

15.1	Consent of BDO Canada LLP *

15.2	Letter from Dale Matheson Carr-Hilton Labonte LLP *

15.3	Consent Letter from AJM Deloitte, LLP. *

15.4	Consent Letter from Gustavson Associates *

15.5	Consent Letter from GLJ Petroleum Consultants Ltd.*

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.

*Filed herein

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DEJOUR Energy Inc.

Dated:	April 27 2012	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

(formerly operating as Dejour Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2011

Tel: 403 266 5608 Fax: 403 233 7833 www.bdo.ca	BDO Canada LLP 620, 903 - 8th Avenue SW Calgary AB T2P 0P7 Canada

Independent Auditor's Report

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc. (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our audit opinion, we draw attention to Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $7,756,435 and an accumulated deficit of $76,509,825. These conditions, along with the other matters described in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Chartered Accounts

Calgary, Alberta
March 29, 2012

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DEJOUR ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010
		$	$	$
ASSETS
Current
Cash and cash equivalents		2,487,850	4,757,525	2,732,696
Accounts receivable	24	887,181	688,626	724,773
Share subscription receivable	13	516,246	-	-
Prepaids and deposits		100,848	92,738	126,266
Current Assets		3,992,125	5,538,889	3,583,735
Non-current
Deposits		403,764	442,261	429,402
Exploration and evaluation assets	5	5,282,652	10,257,259	12,717,545
Property and equipment	6	19,759,897	14,174,981	13,253,389
Total Assets		29,438,438	30,413,390	29,984,071

LIABILITIES
Current
Bank line of credit and bridge loan	8	5,545,457	4,800,000	850,000
Accounts payable and accrued liabilities	24	3,957,893	2,472,746	2,653,483
Unrealized financial instrument loss		-	-	99,894
Loans from related parties	9	-	250,000	2,345,401
Warrant liability	10	2,245,210	1,092,762	1,160,858
Flow-through shares liability	12	-	187,145	271,033
Current Liabilities		11,748,560	8,802,653	7,380,669
Non-current
Decommissioning liability	11	1,338,853	706,082	322,504
Other liabilities		43,989	31,708	39,913
Total Liabilities		13,131,402	9,540,442	7,743,086
SHAREHOLDERS' EQUITY
Share capital	13	85,075,961	79,385,883	75,810,350
Contributed surplus	15	8,133,877	7,638,609	6,873,166
Deficit		(76,509,825)	(65,466,543)	(60,342,637)
Accumulated other comprehensive loss	22	(392,977)	(685,002)	(99,894)
Total Shareholders' Equity		16,307,036	20,872,947	22,240,985
Total Liabilities and Shareholders' Equity		29,438,438	30,413,390	29,984,071

Approved on behalf of the Board:

/s/ Robert Hodgkinson	/s/ Craig Sturrock
Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2011	2010
		$	$
REVENUES AND OTHER INCOME
Gross revenues		8,824,345	8,085,627
Royalties		(1,627,881)	(1,311,767)
Revenues, net of royalties		7,196,464	6,773,860
Financial instrument gain (loss)		(58,728)	67,922
Other income		33,627	36,602
Total Revenues and Other Income	21	7,171,363	6,878,384

EXPENSES
Operating and transportation		2,499,480	2,608,889
General and administrative		4,042,328	3,383,266
Finance costs		867,645	1,092,092
Stock based compensation	14	662,338	765,443
Foreign exchange loss		97,987	27,692
Amortization, depletion and impairment losses	7	8,651,632	4,684,867
Change in fair value of warrant liability	10	1,580,380	(68,097)
Total Expenses		18,401,790	12,494,152

Loss before income taxes		(11,230,427)	(5,615,768)

Deferred income tax recovery	18	187,145	491,863

Net loss for the year		(11,043,282)	(5,123,905)
Foreign currency translation adjustment		292,025	(685,002)

Comprehensive loss		(10,751,257)	(5,808,907)

Net loss per common share - basic and diluted	16	(0.092)	(0.051)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

		Number	Share	Contributed			Total
	Note	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Equity
			$	$	$	$	$
Balance as at January 1, 2011		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947
Shares issued via private placements, net of issuance costs	13	11,010,000	2,693,813				2,693,813
Issue of shares on exercise of warrants and options	13	5,701,841	2,090,647				2,090,647
Warrant liability reallocated on exercise of warrants	13		738,548				738,548
Contributed surplus reallocated on exercise of options	13		167,070	(167,070)			-
Stock-based compensation	14		-	662,338			662,338
Net loss					(11,043,282)		(11,043,282)
Foreign currency translation adjustment						292,025	292,025
Balance as at December 31, 2011		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036

Balance as at January 1, 2010		95,791,038	75,810,350	6,873,166	(60,342,637)	(99,894)	22,240,985
Shares issued via private placements, net of issuance costs	13	14,389,507	3,575,533				3,575,533
Stock-based compensation	14			765,443			765,443
Net loss					(5,123,905)		(5,123,905)
Realized financial instrument loss						99,894	99,894
Foreign currency translation adjustment						(685,002)	(685,002)
Balance as at December 31, 2010		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2011	2010
		$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(11,043,282)	(5,123,905)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		8,651,632	4,684,867
Stock based compensation		662,338	765,443
Non-cash finance costs		20,512	129,834
Non-cash general and administrative expenses		1,481	(30,030)
Deferred income tax recovery		(187,145)	(491,863)
Change in fair value of warrant liability		1,580,380	(68,097)
Amortization of deferred leasehold inducement		(8,207)	(8,205)

Changes in non-cash operating working capital	16	(73,931)	488,024
Total Cash Flows from (used in) Operating Activities		(396,222)	346,068

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		38,497	(12,855)
Exploration and evaluation expenditures		(225,379)	(539,233)
Additions to property and equipment		(8,134,997)	(4,499,478)
Proceeds from sale of property and equipment		1,238	1,603,971
Changes in non-cash investing working capital	16	888,236	(357,424)
Total Cash Flows from (used in) Investing Activities		(7,432,405)	(3,805,019)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of line of credit		5,545,457	(850,000)
Advance (repayment) of bridge loan		(4,800,000)	4,800,000
Repayment of loans from related parties		(250,000)	(2,208,067)
Advance of loan from creditor		20,488	-
Shares issued on exercise of warrants		2,090,647	-
Shares issued for cash, net of share issue costs		3,004,429	3,983,508
Changes in non-cash financing working capital	16	(52,069)	(241,661)
Total Cash Flows from (used in) Financing Activities		5,558,952	5,483,780

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,269,675)	2,024,829
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		4,757,525	2,732,696
CASH AND CASH EQUIVALENTS, END OF YEAR		2,487,850	4,757,525

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta and 0855524 B.C. Ltd., incorporated in B.C. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 29, 2012.

NOTE 2 – BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a)	Statement of compliance

The financial statements of the Company for the year ended December 31, 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements presented in accordance with IFRS.

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian generally accepted accounting principles (“GAAP”). The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company’s 2010 annual financial statements and the explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company provided in note 25.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has a working capital deficiency of $7,756,435 and accumulated deficit of $76,509,825.  Whether and when the Company can attain profitability is uncertain.  These uncertainties cast significant doubt upon the Company’s ability to continue as going concern.

As described in note 8, in September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”) from a Canadian Bank to refinance the bridge loan and to provide funds for general corporate purposes. As described in note 13, during the year ended December 31, 2011, the Company raised gross proceeds of $5.4 million on the issue of shares. Subsequent to December 31, 2011, the Company received $1.2 million from the exercise of options and warrants. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These consolidated annual financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 2 – BASIS OF PRESENTATION AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(c)	Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value, including derivative instruments, as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of consolidated annual financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(e)	Functional and presentation currency

These consolidated annual financial statements are presented in Canadian dollars, which is the Company’s presentation currency. Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated annual financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The consolidated annual financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

The financial statements of the subsidiaries are prepared using the same reporting period as the parent company, using consistent accounting policies.

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities from the date that joint control commences until the date that it ceases.

(b)	Foreign currency

Items included in the financial statements of each consolidated entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income (loss) as cumulative translation differences.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Foreign currency (continued)

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Non- monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences recognized in the profit or loss statement of the Company’s entities’ separate financial statements on the translation of monetary items forming part of the Company’s net investment in the foreign operation are reclassified to foreign exchange reserve on consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(d)	Resource properties

Exploration and evaluation (“E&E”) costs

Pre-license costs are expensed in the period in which they are incurred.

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, exploration and evaluation assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (CGU’s). Such CGU’s are not larger than an operating segment.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Exploration assets are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable or sufficient/continued progress is made in assessing the commercial viability of the E&E assets. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. A review of each exploration license or field is carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. When this is no longer the case, the costs are written off. Upon determination of proven reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to oil and natural gas properties.

The Company may occasionally enter into joint venture arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal. When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to the statement of comprehensive income (loss).

Oil and gas properties and other property and equipment costs

Items of property and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When significant parts of an item of property and equipment, including oil and natural gas interests, have different useful lives, they are accounted for as separate items (major components).

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

Other property and equipment are depreciated based on a declining balance basis, which approximates the estimated useful lives of the asset, at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Vehicle	30%
Leasehold improvements	term of lease

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Other property and equipment are allocated to each of the Company’s primary cash-generating units, based on estimated future net revenue, consistent with the recoverable values applied in the most recent impairment test.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

Major maintenance and repairs

The costs of day-to-day servicing are expensed as incurred. These primarily include the costs of labor, consumables and small parts. Material costs of replaced parts, turnarounds and major inspections are capitalized as it is probable that future economic benefits will be received. The carrying value of a replaced part is derecognized in accordance with the derecognition principles above.

(e)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

Decommissioning liability

A decommissioning liability is recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related asset. The amount recognized is management’s estimated cost of decommissioning, discounted to its present value using a risk free rate. Changes in the estimated timing of decommissioning or decommissioning cost estimates are dealt with prospectively by recording an adjustment to the provision and a corresponding adjustment to the related asset unless the change arises from production. The unwinding of the discount on the decommissioning provision is included as a finance cost. Actual costs incurred upon settlement of the decommissioning liability are charged against the provision to the extent the provision was established.

(f)	Earnings (loss) per share

Basic earnings (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the respective periods.

Diluted earnings (loss) per common share is calculated by dividing the profit or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive instruments were converted. The diluted earnings (loss) per share figure is equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that will eventually vest. Where equity instruments are granted to employees, they are recorded at the instruments grant date fair value.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital along with any consideration received.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(h)	Revenue recognition

Revenue from the sale of oil and petroleum products is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when the product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue is stated after deducting sales taxes, excise duties and similar levies.

Revenue from the production of oil and natural gas in which the Company has an interest with other producers is recognized based on the Company’s working interest and the terms of the relevant production sharing contracts.

(i)	Financial instruments

Financial assets

Financial assets are classified as into one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets at fair value through profit or loss.

Financial liabilities

Financial liabilities are classified as either fair value through profit or loss or other financial liabilities, based on the purpose for which the liability was incurred.

The Company’s other financial liabilities comprise of trade payables and accrued liabilities, loans payable to related parties and bank line of credit. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments (continued)

The Company has derivative financial instruments in the form of warrants issued in US dollars and contracts entered into to manage its exposure to volatility in commodity prices. These commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss. The Company does not have any further derivative instruments.

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(j)	Impairment

Non-financial assets

The carrying value of long-term assets is reviewed at each period for indicators that the carrying value of an asset or a CGU may not be recoverable. The Company uses geographical proximity, geological similarities, analysis of shared infrastructure, commodity type, assessment of exposure to market risks and materiality to define its CGUs. If indicators of impairment exist, the recoverable amount of the asset or CGU is estimated. If the carrying value of the asset or CGU exceeds the recoverable amount, the asset or CGU is written down with an impairment recognized in profit or loss.

For the purpose of impairment testing, assets are grouped together in CGUs, which are the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction. For resource properties, fair value less costs to sell may be determined by using discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the net present value of future net cash flows expected from the continued use of the asset or CGU. Refer to note 3(d) for more details.

(k)	Taxes

Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Taxes (continued)

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting profit nor taxable profit. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when the asset is realized or the liability is settled, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, when they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions included as a reduction of revenues.

(l)	Share capital

The Company’s common shares, stock options, share purchase warrants and flow-through shares are classified as equity instruments only to the extent that they do not meet the definition of a financial liability or financial asset. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(m)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as deferred income tax recovery and the related deferred tax is recognized as a tax provision. To the extent that the Company has available tax pools for which the benefit has not been previously recognized, that are probable to be utilized, a deferred income tax recovery is recognized at the time of renunciation of the tax pools. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Borrowing costs

Borrowing costs directly associated with the acquisition, construction or production of a qualifying asset are capitalized when a substantial period of time is required to make the asset ready for its intended use. To the extent general borrowings are used for the purpose of obtaining a qualifying asset, the related costs are capitalized based on the weighted average of the borrowing costs applicable to the total outstanding borrowings in the period other than those made specifically for the purpose of the acquisition, construction or production of a qualifying asset. All other borrowing costs are recognized as an expense in the period in which they are incurred.

(o)	Future accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2011 or later periods.

The Company has early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRS’. This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRS. The amendment is effective for year-ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment. The impact of the amendment and early adoption is that the Company only applies IAS 39 derecognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations, that have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•	IFRS 7, Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•	IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

•	IFRS 10 Consolidated Financial Statements is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation – Special Purpose Entities and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 11 Joint Arrangements is the result of the IASB’s project to replace IAS 31, Interests in Joint Ventures. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRS 12 Disclosure of Interests in Other Entities outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. The standard is effective for annual periods beginning on or after January 1, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Future accounting pronouncements (continued)

•	IFRS 13 Fair Value Measurement defines fair value, requires disclosures about fair value measurements and provides a framework for measuring fair value when it is required or permitted within the IFRS standards. The standard is effective for annual periods beginning on or after January 1, 2013.

•	IFRIC 20 Stripping costs in the production phase of a mine, IFRIC 20 clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

The following new standards, amendments and interpretations that have not been early adopted in these consolidated financial statements, are not expected to have an effect on the Company’s future results and financial position:

•	IFRS 1: Severe Hyperinflation (Effective for periods beginning on or after July 1, 2011)

•	IAS 12: Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 (Effective for periods beginning on or after January 1, 2012)

Note 4 - Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning provisions have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

Note 4 - Critical Accounting Estimates and Judgments (continued)

Income taxes

The Company recognizes the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods. All tax filings are subject to audit and potential reassessment. Accordingly, the actual income tax liability may differ significantly from the estimated and recorded amounts.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Derivative financial instruments

When estimating the fair value of derivative financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2010	533,085	915,782	29,234,869	30,683,736
Additions	-	87,457	462,172	549,629
Disposals	-	(962,179)	(640,995)	(1,603,174)
Foreign currency translation and other	-	-	(1,555,167)	(1,555,167)
Balance at December 31, 2010	533,085	41,060	27,500,879	28,075,024
Additions	-	22,727	966,980	989,707
Transfer to property and equipment (Note 6)	-	-	(1,352,620)	(1,352,620)
Change in decommissioning provision	-	9,246	-	9,246
Disposals	-	(1,481)	-	(1,481)
Foreign currency translation and other	-	-	657,088	657,088
Balance at December 31, 2011	533,085	71,552	27,772,327	28,376,964

	Canadian	Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2010	-	-	(17,966,191)	(17,966,191)
Impairment losses (Note 7)	(9,880)	-	(822,015)	(831,895)
Foreign currency translation and other	-	-	980,321	980,321
Balance at December 31, 2010	(9,880)	-	(17,807,885)	(17,817,765)
Impairment losses (Note 7)	-	-	(4,886,261)	(4,886,261)
Foreign currency translation and other	-	-	(390,286)	(390,286)
Balance at December 31, 2011	(9,880)	-	(23,084,432)	(23,094,312)

	Canadian	Canadian	United States
	Uranium	Oil and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At January 1, 2010	533,085	915,782	11,268,678	12,717,545
At December 31, 2010	523,205	41,060	9,692,994	10,257,259
At December 31, 2011	523,205	71,552	4,687,895	5,282,652

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

United States Exploration and Evaluation Properties

As at December 31, 2011, the Company holds approximately 103,000 net acres (December 31, 2010 - 110,000 net acres) of oil and gas leases in the Piceance, Parados and Uinta Basins in the US Rocky Mountains, of which approximately 99,000 net acres (December 31, 2010 - 107,000 net acres) were classified as E&E assets.

During the year ended December 31, 2011, the Company determined certain leases in the Piceance Basin in the US Rocky Mountains were technically feasible and commercially viable. Accordingly, $1,352,620 of accumulated exploration and evaluation costs were transferred to property and equipment.

During the year ended December 31, 2011, the Company capitalized $38,257 (December 31, 2010 – $228,443) of general and administrative costs to its US oil and gas interests.

The E&E asset impairment is $4,886,261 and $822,015 for the year ended December 31, 2011 and December 31, 2010, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction less estimated costs to sell. The recoverable amount was $nil on expired leases.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian	United States	Corporate
	Oil and Gas	Oil and Gas	and Other
	Interests	Interests	Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2010	11,693,001	1,445,467	273,543	13,412,011
Additions	4,132,386	340,150	26,945	4,499,481
Change in decommissioning provision	366,410	-	-	366,410
Foreign currency translation and other	-	(89,962)	(2,431)	(92,393)
Balance at December 31, 2010	16,191,797	1,695,655	298,057	18,185,509
Additions	6,457,404	866,097	28,867	7,352,368
Transfer from exploration and evaluation (Note 5)	-	1,352,620	-	1,352,620
Change in decommissioning provision	500,284	121,030	-	621,314
Disposals	-	-	(2,407)	(2,407)
Foreign currency translation and other	-	40,372	1,395	41,767
Balance at December 31, 2011	23,149,485	4,075,774	325,912	27,551,171

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian	United States	Corporate
	Oil and Gas	Oil and Gas	and Other
	Interests	Interests	Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2010	-	-	(158,622)	(158,622)
Amortization and depletion (Note 7)	(3,453,777)	-	(38,927)	(3,492,704)
Impairment losses (Note 7)	(360,268)	-	-	(360,268)
Foreign currency translation and other	-	-	1,066	1,066
Balance at December 31, 2010	(3,814,045)	-	(196,483)	(4,010,528)
Amortization and depletion (Note 7)	(2,366,156)	-	(37,198)	(2,403,354)
Impairment losses (Note 7)	(937,939)	(424,078)	-	(1,362,017)
Disposals	-	-	1,169	1,169
Foreign currency translation and other	-	(15,832)	(712)	(16,544)
Balance at December 31, 2011	(7,118,140)	(439,910)	(233,224)	(7,791,274)

	Canadian	United States	Corporate
	Oil and gas	Oil and Gas	and Other
	Interests	Interests	Assets	Total
	$	$	$	$
Carrying amounts:
At January 1, 2010	11,693,001	1,445,467	114,921	13,253,389
At December 31, 2010	12,377,752	1,695,655	101,574	14,174,981
At December 31, 2011	16,031,345	3,635,864	92,688	19,759,897

Canadian Oil and Gas Interests

At December 31, 2011, the Company had 5 property leases held on its behalf by a third party.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proven reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2011 included estimated future development costs of $Nil (December 31, 2010 - $3,970,000) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2011, the Company capitalized $87,424 (December 31, 2010 – $694,628) of general and administrative costs to its Canadian oil and gas interests.

At December 31, 2011, the Company performed an impairment test on certain oil and gas interests to assess the recoverable value of these properties when indicators of impairment were present.

The Developed and Proved (D&P) asset impairment is $937,939 and $360,268 for the year ended December 31, 2011 and December 31, 2010, respectively. The impairment was recognized because the carrying value of certain cash generating units exceeded the recoverable amount. The impairment was recognized based on the difference between the carrying value of cash generating unit and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on observable market prices for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

The benchmark prices on which the December 31, 2011 impairment indicators were assessed are as follows:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2012	3.50	102.90	98.00
2013	4.10	105.00	100.00
2014	4.70	107.10	102.00
2015	5.15	109.20	104.00
2016	5.55	111.40	106.10

Each benchmark price increased on average approximately 2% from 2017 and thereafter

United States Oil and Gas Interests

During the year ended December 31, 2011, the Company capitalized $617,090 (December 31, 2010 – $325,510) of general and administrative costs to its US oil and gas interests. During fiscal 2011 and 2010, the Company did not have any production from its US oil and gas interests and accordingly did not deplete any of its US oil and gas interests.

The D&P asset impairment is $424,078 and $Nil for the year ended December 31, 2011 and December 31, 2010, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was determined based on the amount for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell.

The benchmark prices on which the December 31, 2011 impairment indicators were assessed are as follows:

Natural gas
(Henry Hub)
US$ / mmbtu
2012	2.50
2013	3.17
2014	3.53
2015	3.61
2016	3.86
2017	4.13
2018	4.41
2019	4.68
2020	4.95
2021	5.22
2022	5.49
2023	5.77
2024 and thereafter	6.05

* At December 31, 2011, the US$ to CAD$ exchange rate was 1.0170.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31,
	2011	2010
	$	$
Exploration and Evaluation Assets ( E & E assets)
Impairment losses (Note 5)	4,886,261	831,895

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,403,354	3,492,704
Impairment losses (Note 6)	1,362,017	360,268
	8,651,632	4,684,867

NOTE 8 – BANK LINE OF CREDIT AND BRIDGE LOAN

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000 with a due date of September 22, 2010. This facility was secured by a first floating charge over all the assets of DEAL, and bore interest at 12% per annum. At December 31, 2011, the Canadian oil and natural gas interests and properties with a carrying amount of $nil (December 31, 2010 - $12,418,812) were held as collateral for the loan. By agreement, the due date of the loan was extended to October 31, 2011. Pursuant to the agreement, outstanding advances were due to be fully repaid no later than October 31, 2011 or, upon the earlier of non-core asset sales of DEAL. During the year ended December 31, 2011, the Company made total monthly principal payments of $700,000 and repaid the outstanding balance of $4,100,000 in full. This facility was used to support the development of the Company’s oil and gas properties in the Drake/Woodrush area.

In September 2011, the Company obtained a $7 million revolving operating demand loan (“line of credit”), including a letter of credit facility to a maximum of $700,000 for a maximum one year term, from a Canadian Bank to refinance the bridge loan and to provide operating funds. The line of credit is at an interest rate of Prime + 1% (total 4% p.a. currently) and collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. In December 2011, the Company renewed the line of credit with the Canadian Bank. The next review date is scheduled on or before May 1, 2012, but subject to change at the discretion of the bank. As at December 31, 2011, a total of $5,545,457 of this facility was utilized.

According to the terms of the facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2011, the Company is in compliance with the working capital ratio requirement.

NOTE 9 – LOANS FROM RELATED PARTIES

As at	Note	December 31, 2011	December 31, 2010	January 1, 2010
		$	$	$
Hodgkinson Equities Corporation (“HEC”)	a	-	250,000	387,927
Brownstone Ventures Inc. (“Brownstone”)	b	-	-	1,957,474
Total		-	250,000	2,345,401

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(a)	At January 1, 2010, the Company had a 12% loan with a balance of $387,927 due on January 1, 2011 from HEC. HEC is a private company controlled by the CEO of the Company. The loan was secured by the assets, equipment, fixtures and accounts receivable of DEAL. During the year ended December 31, 2010, a loan repayment of $137,927 was made to HEC by the Company. As at December 31, 2010, a balance of $250,000 remained outstanding. During the year ended December 31, 2011, the loan was repaid in full in cash.

(b)	At January 1, 2010, the Company had a 12% loan with a balance of $1,957,474 due on January 1, 2011 from Brownstone. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. The loan was collateralized by the assets of Dejour USA. During the year ended December 31, 2010, the loan was repaid in full in cash.

NOTE 10 – WARRANT liability

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities and are recorded at the fair value at each reporting date with the change in fair value for the period recorded in the statement of comprehensive loss for the period.

	#	$

Balance at January 1, 2010	8,075,000	1,160,858
Change in fair value	-	(68,096)
Balance at December 31, 2010	8,075,000	1,092,762
Granted, investor warrants	5,505,002	310,616
Exercise of warrants – value reallocation	(3,460,418)	(738,548)
Expired warrants	-	-
Change in fair value	-	1,580,380
Balance at December 31, 2011	10,119,584	2,245,210

As described in Note 13, in February 2011, the Company issued 5,505,002 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.35 until February 10, 2012. The fair value of these warrants was estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31, 2011		February 11, 2011		December 31, 2010

Exercise price	US$	0.39	US$	0.35	US$	0.40
Share price	US$	0.52	US$	0.31	US$	0.32
Expected volatility		83%		58%		88%
Expected life	2.29 years		1 year		3.98 years
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.3%		0.3%		1.0%

During the year ended December 31, 2011, 3,460,418 US$ warrants were exercised. Subsequent to December 31, 2011, an additional 2,419,584 US$ warrants were exercised.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 11 – DECOMMISSIONING LIABILITY

The total decommissioning liabilities were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2011 to be approximately $1,634,816 (December 31, 2010 - $990,000). These decommissioning liabilities are expected to be settled over the next 20 years with the majority of costs incurred between 2018 and 2025.

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (1)	Total
	$	$	$
Balance at January 1, 2010	322,504	-	322,504
Liabilities incurred during the year	331,618	-	331,618
Change in estimated future cash flows	34,792	-	34,792
Unwinding of discount	17,168	-	17,168
Balance at December 31, 2010	706,082	-	706,082
Liabilities incurred during the year	231,767	118,567	350,334
Change in estimated future cash flows	277,764	2,463	280,227
Actual costs incurred	(18,332)	-	(18,332)
Unwinding of discount	19,642	900	20,542
Balance at December 31, 2011	1,216,923	121,930	1,338,853

(1) relates to property and equipment

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at December 31, 2011:
Discount rate	1.67%	1.72%
Inflation rate	2.00%	2.00%

As at December 31, 2010:
Discount rate	2.78%	-
Inflation rate	2.00%	-

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 12 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances:

	Issued in	Issued in	Issued in	Issued in
	October 2009	March 2010	September 2010	December 2010	Total
	$	$	$	$	$
Balance at January 1, 2010	271,033	-	-	-	271,033
Liability incurred on flow-through shares issued	-	130,830	90,000	187,145	407,975
Settlement of flow-through share liability on incurring expenditures	(271,033)	(130,830)	(90,000)	-	(491,863)
Balance at December 31, 2010	-	-	-	187,145	187,145
Settlement of flow-through share liability on incurring expenditures	-	-	-	(187,145)	(187,145)
Balance at December 31, 2011	-	-	-	-	-

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	Common Shares
	# of Shares	$ Value of shares
Balance at January 1, 2010	95,791,038	75,810,350
- Shares issued via private placements, net of issuance costs	14,389,507	3,983,508
- Flow through share liability	-	(407,975)

Balance at December 31, 2010	110,180,545	79,385,883
- Issue of shares on exercise of warrants and options	4,751,841	1,574,401
- Warrant liability reallocated on exercise of warrants	-	738,548
- Contributed surplus reallocated on exercise of options	-	167,070
- Shares issued via private placements, net of issuance costs	11,010,000	2,693,813
- Subscriptions receivable on exercise of options	950,000	516,246

Balance at December 31, 2011	126,892,386	85,075,961

During the year ended December 31, 2011, the Company completed the following:

At December 31, 2011 the Company had subscriptions receivable in the amount of $516,246. The subscriptions receivable balance was received in full subsequent to year end.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 13 – SHARE CAPITAL (continued)

In February 2011, the Company completed a private placement of 11,010,000 units at US$0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were $3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of $196,694 (US$199,710) and other related costs of $119,602. The grant date fair value of the warrants, estimated to be $310,616, has been recognized as a derivative financial liability (Note 10). Issue costs of $32,084 related to the warrants were expensed. Directors and Officers of the Company purchased 2,000,000 units of this offering.

In January 2011, the Company renounced $888,940 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2011. As a result of the renunciation, a deferred income tax recovery of $187,145 was recognized on settlement of the flow-through share liability.

During the year ended December 31, 2010, the Company completed the following:

In December 2010, the Company renounced $1,767,567 flow-through funds to investors, using the general rule. The flow-through funds had been fully spent by December 31, 2010. As a result of the renunciation, a deferred income tax recovery of $220,830 was recognized on settlement of the flow-through share liability.

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

In January 2010, the Company renounced $1,626,199 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2010. As a result of the renunciation, a deferred income tax recovery of $271,033 was recognized on settlement of the flow-through share liability.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2010	4,416,682	0.45
Options granted	3,573,000	0.35
Options cancelled (forfeited)	(400,000)	0.39
Options expired	(643,182)	0.46
Balance at December 31, 2010	6,946,500	0.40
Options granted	3,212,500	0.35
Options exercised	(1,150,000)	0.35
Options cancelled (forfeited)	(200,000)	0.40
Options expired	(305,000)	0.45
Balance at December 31, 2011	8,504,000	0.39

Details of the outstanding and exercisable stock options as at December 31, 2011 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.35	5,185,500	0.35	2.66	3,870,500	0.35	2.81
$0.45	3,318,500	0.45	2.13	2,012,275	0.45	2.10
	8,504,000	0.39	2.45	5,882,775	0.38	2.57

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2011	2010

Fair value at grant date	$0.15	$0.19

Exercise price	$0.35	$0.35
Share price	$0.36	$0.35
Expected volatility	74.33%	103.48%
Expected option life	2.10 years	2.04 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.65%	1.41%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 9.92% (2010 – 10.10%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation of $662,338 (December 31, 2010 - $765,443) was expensed during the year ended December 31, 2011.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	Warrants	Exercise price
		$
Balance at January 1, 2010	14,736,150	0.47
Warrants granted	6,274,305	0.41
Balance at December 31, 2010	21,010,455	0.44
Warrants granted	5,505,002	0.37
Warrants exercised	(4,551,841)	0.37
Warrants expired	(3,540,026)	0.48
Balance at December 31, 2011	18,423,590	0.43

Details of the outstanding and exercisable warrants as at December 31, 2011 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.40	3,642,856	0.40	3.88	3,642,856	0.40	3.88
$0.55	4,015,151	0.55	2.48	4,015,151	0.55	2.48
$0.35 US	2,419,584	0.36	0.09	2,419,584	0.36	0.09
$0.40 US	7,700,000	0.41	2.98	7,700,000	0.41	2.98
$0.46 US	645,999	0.47	2.84	645,999	0.47	2.84
	18,423,590	0.43	2.66	18,423,590	0.43	2.66

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share Purchase Warrants (continued)

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities (Note 10).

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2010	6,873,166
Stock based compensation	765,443
Balance at December 31, 2010	7,638,609
Stock based compensation	662,338
Exercise of options – value reallocation	(167,070)
Balance at December 31, 2011	8,133,877

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)	Changes in operating non-cash working capital consisted of the following:

	Year ended December 31,
	2011	2010
	$	$
Changes in non-cash working capital:
Accounts receivable	(714,801)	36,147
Prepaids and deposits	(8,110)	33,528
Accounts payable and accrued liabilities	1,485,147	(180,737)
	762,236	(111,062)

Comprised of:
Operating activities	(73,931)	488,024
Investing activities	888,236	(357,424)
Financing activities	(52,069)	(241,662)
	762,236	(111,062)

Other cash flow information:
Cash paid for interest	439,987	576,549
Income taxes paid	-	-

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 16 – SUPPLEMENTAL INFORMATION (continued)

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2011	2010
Weighted average common shares outstanding
Basic	120,300,214	99,788,625
Diluted	120,300,214	99,788,625

NOTE 17 – RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, during the year ended December 31, 2011 and 2010, the Company entered into the following transactions with related parties:

(a)	Compensation awarded to key management included a total of salaries and consulting fees of $1,771,981 (2010 - $1,215,191) and non-cash stock-based compensation of $451,071 (2010 - $486,018). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2011 is $396,618 (December 31, 2010 - $12,000 and January 1, 2010 - $Nil) owing to a company controlled by an officer of the Company.

(b)	The Company incurred a total of $2,301 (2010 - $268,440) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $30,000 (2010 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)	In July 2008, Brownstone Ventures Inc. (“Brownstone”) became a 28.53% working interest partner in the US properties. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. Included in accounts receivable at December 31, 2011 is $Nil (December 31, 2010 - $168,771 and January 1, 2010 - $72,752) owing from Brownstone.

(e)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts receivable at December 31, 2011 is $Nil (December 31, 2010 - $967 and January 1, 2010 - $Nil) owing from HEC. Included in accounts payable and accrued liabilities at December 31, 2011 is $53,668 (December 31, 2010 - $166,139 and January 1, 2010 - $63,679) owing to HEC.

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 18 –INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2011	2010
	$	$
Loss before income taxes	(11,230,427)	(5,615,768)
Corporate tax rate	33.36%	30.87%

Expected tax recovery	(3,746,974)	(1,733,630)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	(319,388)	89,488
Impact of foreign exchange rate changes	(219,610)	471,405
Change in unrecognized deferred tax assets	3,582,881	132,578
Stock based compensation and share issue costs	220,956	72,159
Non deductible amounts	347,217
Other adjustments	(52,227)	476,137

Deferred income tax recovery	(187,145)	(491,863)

No deferred tax asset has been recognized in respect of the following losses and deductable temporary differences as it is not considered probable that the sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2011	2010
	$	$
Deferred income tax assets
Non-capital losses available	11,211,431	7,747,991
Capital losses available	1,030,304	1,042,668
Resource tax pools in excess of net book value	6,226,327	6,068,919
Share issue costs and other	228,199	253,802
Unrecognized deferred tax assets	18,696,261	15,113,380

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 18 –INCOME TAXES (continued)

The Company has the approximate amounts of tax pools available as follows:

	2011	2010
As at December 31	$	$

Canada:
Exploration and development expenditures	18,439,000	16,047,000
Unamortized share issue costs	913,000	1,003,000
Capital losses	8,242,000	8,242,000
Non-capital losses	18,416,000	15,997,000
	46,010,000	41,289,000

United States:
Exploration and development expenditures	28,553,000	27,146,000
Non-capital losses	11,883,000	10,009,000
	40,436,000	37,155,000

Total	86,446,000	78,444,000

The described 2011 US tax pools are updated for a typographical correction from the amount disclosed in the Company’s annual consolidated financial statements filed on SEDAR.

The exploration and development expenditures can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$
$2015	1,729,000	-	1,729,000
2026	-	480,000	480,000
2027	4,151,000	-	4,151,000
2028	4,674,000	2,020,000	6,694,000
2029	3,373,000	6,397,000	9,770,000
2030	2,081,000	1,112,000	3,193,000
2031	2,408,000	1,874,000	4,282,000
	18,416,000	11,883,000	30,299,000

NOTE 19 – COMMITMENTS

In connection with the issuance of flow-through shares by the Company during the year ended December 31, 2010, the Company was required to expend $2.7 million of eligible exploration expenditures by December 31, 2011. $1.8 million was expended by December 31, 2010 and $0.9 million was expended by February 28, 2011.

The Company has entered into a lease agreement for a vehicle that is used to accelerate the production in the waterflood at Woodrush. Future minimum annual lease payments under the lease are as follows:

$
2012	41,042
2013	34,202
75,244

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 19 – COMMITMENTS (continued)

The Company has entered into lease agreements on office premises for its various locations. Under the terms of the lease for one of its subsidiaries, the Company has an option to automatically extend the term for a period of one year. Future minimum annual lease payments under the leases are as follows:

$
2012	181,984
2013	73,051
2014	48,701
303,736

NOTE 20 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31,
	2011	2010
	$	$
Salaries, benefits and fees	1,771,981	1,215,191
Non-cash stock-based compensation	451,071	486,018
	2,223,052	1,701,209
Capitalized portion of salaries and fees	(154,368)	(159,373)
	2,068,684	1,541,836

NOTE 21 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada		United States		Total
	2011	2010	2011	2010	2011	2010
	$	$	$	$	$	$
Years ended December 31
Revenues and other income	7,171,363	6,878,384	-	-	7,171,363	6,878,384
Segmented loss	(4,662,246)	(3,506,122)	(6,381,036)	(1,617,783)	(11,043,282)	(5,123,905)
Amortization, depletion and impairment losses	3,330,809	3,862,852	5,320,823	822,015	8,651,632	4,684,867
Interest expense	439,771	576,549	216	-	439,987	576,549
Income tax recovery	187,145	491,863	-	-	187,145	491,863

As at December 31
Total capital expenditures	6,480,131	4,219,843	1,833,077	802,322	8,313,208	5,022,165

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 22 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

As at	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Unrealized financial instrument loss	-	-	99,894
Foreign currency translation adjustment	392,977	685,002	-
	392,977	685,002	99,894

NOTE 23 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2011 and December 31, 2010. The carrying value of cash and cash equivalents, accounts receivable, bank line of credit, and accounts payable and accrued liabilities included in the consolidated statement of financial position approximate their fair value due to the short term nature of the instruments or the indexed rate of interest on the bank debt.

December 31, 2011	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	2,487,850	2,487,850	2,487,850	-	-
Accounts receivable	887,181	887,181	887,181	-	-
Subscription receivable	516,246	516,246	516,246	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	3,957,893	3,957,893	3,957,893	-	-
Bank line of credit	5,545,457	5,545,457	5,545,457	-	-
Fair value of commodity contracts	9,800	9,800	-	9,800	-

December 31, 2010	Carrying Amount	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	4,757,525	4,757,525	4,757,525	-	-
Accounts receivable	688,626	688,626	688,626	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,472,746	2,472,746	2,472,746	-	-
Bridge loan	4,800,000	4,800,000	4,800,000	-	-
Loan from related party	250,000	250,000	-	-	250,000

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 23 – DETERMINATION OF FAIR VALUES (continued)

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company’s functional currency is the Canadian dollar. The Company operates in the United States, giving rise to exposure to market risks from changes in foreign currency rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk. This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

(a)	Credit Risk

Credit risk arises from credit exposure to receivables due from joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2011 and 2010, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2011, the Company’s receivables consist of $64,583 (2010 - $195,514) from joint interest partners, $774,100 (2010 - $408,700) from oil and natural gas marketers and $48,498 (2010 - $84,412) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2011, $5,787 (2010 - $152,056) of accounts receivable are past due, all of which are considered to be collectable.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b) Liquidity Risk (continued)

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs. The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a bank line of credit facility (note 8). The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bridge loan was repaid in full during the year ended December 31, 2011. The bank line of credit, which is scheduled to be reviewed on or before May 1, 2012, is repayable upon demand.

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company utilizes financial derivatives to manage certain market risks. All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2011 and 2010.

The Company was exposed to the following foreign currency risk at December 31:

	2011	2010
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,772,982	601,519
Accounts receivable	69,667	168,770
Accounts payable and accrued liabilities	(1,346,564)	(227,531)
Balance sheet exposure	496,085	542,758

The following foreign exchange rates applied for the year ended and as at December 31:

	2011	2010
YTD average USD to CAD	1.0170	0.9946
December 31, reporting date rate	0.9893	1.0305

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $49,609 at December 31, 2011 (2010 - $54,276). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. During the year ended December 31, 2011, interest rate fluctuations on the Company’s credit facility have no significant impact on its net loss because the Company had no floating rate debt in place at or during the year ended December 31, 2011. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2011 and 2010.

(iii)	Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand. The Company has attempted to mitigate commodity price risk on its future sales of crude oil through the use of financial derivative sales contracts. The following table summarizes the Company’s crude oil risk management positions at December 31, 2011:

Instrument type	Contract Month	Volume	Price per barrel
Western Texas Instrument (“WTI”) Sold Futures	February 2012	4,000 barrels per month	US$98
Western Texas Instrument (“WTI”) Sold Futures	March 2012	4,000 barrels per month	US$98
Western Texas Instrument (“WTI”) Sold Futures	April 2012	4,000 barrels per month	US$98

With respect to the commodity contracts in place at December 31, 2011, an increase of US$10/barrel in the price of oil, assuming all other variables remain constant, would have positively impacted income before taxes by approximately $120,000 (2010 - $Nil). A similar decline in commodity prices would be an equal and opposite impact on income before taxes. The Company had no commodity contracts in place at December 31, 2010.

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, bank line of credit, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2011, the Company is in compliance with all covenants (note 8).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2010.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS

As disclosed in note 2, these consolidated financial statements represent the Company’s first annual consolidated financial statements prepared in accordance with IFRS. Previously, the Company prepared its consolidated financial statements in accordance with pre-change over Canadian GAAP (“previous GAAP”).

The accounting policies in note 2 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS balance sheet on January 1, 2010.

In preparing the opening IFRS consolidated balance sheet and the consolidated comparative financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, IFRS 1 permits certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The accompanying reconciliations present the adjustments made to the Company’s previous GAAP balance sheet and statement of comprehensive loss to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. The reconciliations presented include the Company’s consolidated balance sheets as at January 1, 2010 and December 31, 2010, consolidated statement of changes in shareholders’ equity for the year ended December 31, 2010, and consolidated statement of comprehensive loss for the year ended December 31, 2010.

First-Time Adoption Exemptions Applied

The IFRS 1 applicable exemptions and exceptions applied in the conversion from previous GAAP to IFRS are as follows:

i.	The Company has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that applied before the date of transition (January 1, 2010).

ii.	The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and had vested before the Transition Date (January 1, 2010). As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS.

iii.	The Company has elected to apply the transition provisions in IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ as permitted on first time adoption of IFRS.

iv.	The Company has elected an IFRS 1 exemption whereby, upon transition to IFRS, its Canadian oil and gas properties were measured as follows:

(a)	Exploration and evaluation Canadian assets were reclassified from oil and gas properties as exploration and evaluation assets at the amount that was recorded under previous GAAP. Exploration and evaluation assets on transition are those unproved properties excluded from the full cost pool under previous GAAP; and

(b)	the remaining balance of the Canadian oil and gas properties included in the previous GAAP full cost pool was allocated to CGUs and components pro-rata using proved plus probable reserve dollar values.

On adoption of IFRS 1, the Canadian exploration and evaluation assets and oil and gas properties were tested for impairment. The impairment tests compared the carrying value of the assets to their recoverable amounts. The recoverable amount is the higher of fair value less costs to sell or value in use. There was no impairment charge recognized in the opening deficit at January 1, 2010.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

v.	As a result of applying the IFRS 1 exemption for Canadian oil and gas assets previously accounted for under the full cost approach under previous GAAP, the adjustment for the revaluation of the decommissioning liability was recognized in opening deficit as at January 1, 2010.

vi.	The Company has elected to apply the transitional provisions of IAS 23, ‘Borrowing Costs’ which permits prospective capitalization of borrowing costs on qualifying assets from the Transition Date.

vii.	The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

viii.	The Company has elected not to retrospectively apply the requirements for cumulative translation differences that existed at the date of transition to IFRS. Therefore the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

The remaining IFRS 1 exemptions were not applicable or material to the presentation of the Company’s consolidated balance sheet at the date of transition to IFRS on January 1, 2010.

Mandatory Exceptions

i.	Derecognition of financial assets and liabilities

The Company has applied the derecognition requirements in IAS 39, ‘Financial Instruments: Recognition and Measurement’, prospectively from the transition date. As a result, any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the transition date in accordance with previous GAAP have not been reviewed for compliance with IAS 39.

ii.	Estimates

The estimates previously made by the Company under previous GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy. As a result, the Company has not used hindsight to revise estimates.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at January 1, 2010:

			Effect of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
ASSETS
Current
Cash and cash equivalents		2,732,696	-	2,732,696
Accounts receivable		724,773	-	724,773
Prepaids and deposits		126,266	-	126,266

Current Assets		3,583,735	-	3,583,735
Non-current
Deposits		429,402	-	429,402
Exploration and evaluation assets	a, b	-	12,717,545	12,717,545
Uranium properties	a	533,085	(533,085)	-
Property and equipment	a, b	41,339,654	(28,086,265)	13,253,389

Total Assets		45,885,876	(15,901,805)	29,984,071

LIABILITIES
Current
Bank line of credit		850,000	-	850,000
Accounts payable and accrued liabilities		2,653,483	-	2,653,483
Unrealized financial instrument loss		99,894	-	99,894
Loans from related parties		2,345,401	-	2,345,401
Warrant liability	f	-	1,160,858	1,160,858
Flow-through shares liability	g	-	271,033	271,033

Current Liabilities		5,948,778	1,431,891	7,380,669
Non-current
Deferred leasehold inducement		39,913	-	39,913
Decommissioning liability	c	208,516	113,988	322,504
Total Liabilities		6,197,207	1,545,879	7,743,086

SHAREHOLDERS' EQUITY
Share capital	f, g	72,559,504	3,250,846	75,810,350
Contributed surplus	e	6,614,805	258,361	6,873,166
Deficit		(39,385,746)	(20,956,891)	(60,342,637)
Accumulated other comprehensive loss	d	(99,894)	-	(99,894)
Total Shareholders' Equity		39,688,669	(17,447,684)	22,240,985
Total Liabilities and Shareholders' Equity		45,885,876	(15,901,805)	29,984,071

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Consolidated Balance Sheet Reconciliation as at December 31, 2010:

			Effects of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
ASSETS
Current
Cash and cash equivalents		4,757,525	-	4,757,525
Accounts receivable		688,626	-	688,626
Prepaids and deposits		92,738	-	92,738

Current Assets		5,538,889	-	5,538,889
Non-current
Deposits		442,261	-	442,261
Exploration and evaluation assets	a, b	-	10,257,259	10,257,259
Uranium properties		523,205	(523,205)	-
Property and equipment	a, b	39,850,811	(25,675,830)	14,174,981

Total Assets		46,355,166	(15,941,776)	30,413,390

LIABILITIES
Current
Bridge loan		4,800,000	-	4,800,000
Accounts payable and accrued liabilities		2,472,746	-	2,472,746
Loans from related parties		250,000	-	250,000
Warrant liability	f	-	1,092,762	1,092,762
Flow-through shares liability	g	-	187,145	187,145

Current Liabilities		7,522,746	1,279,907	8,802,653
Non-current
Deferred leasehold inducement		31,708	-	31,708
Decommissioning liability	c	541,218	164,864	706,082

Total Liabilities		8,095,672	1,444,771	9,540,443

SHAREHOLDERS' EQUITY
Share capital	f, g	75,575,012	3,810,871	79,385,883
Contributed surplus	e	7,235,106	403,503	7,638,609
Deficit		(44,550,624)	(20,915,919)	(65,466,543)
Accumulated other comprehensive loss	d	-	(685,002)	(685,002)

Total Shareholders' Equity		38,259,494	(17,386,547)	20,872,947

Total Liabilities and Shareholders' Equity		46,355,166	(15,941,776)	30,413,390

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2011 and 2010
(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Comprehensive Loss for the Year ended December 31, 2010:

			Effects of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
Revenue
Gross revenues		8,085,627	-	8,085,627
Royalties		(1,311,767)	-	(1,311,767)
Revenues, net of royalties		6,773,860	-	6,773,860
Financial instrument gain		67,922	-	67,922
Other income		36,602	-	36,602
Total Revenues and Other Income		6,878,384	-	6,878,384

Expenses
Operating and transportation		2,604,666	4,223	2,608,889
General and administrative	b	3,423,905	(40,639)	3,383,266
Finance costs	c	1,107,426	(15,334)	1,092,092
Stock based compensation	e	620,301	145,142	765,443
Foreign exchange loss		27,692	-	27,692
Amortization, depletion and impairment losses	a	5,227,272	(542,405)	4,684,867
Change in fair value of warrant liability	f	-	(68,097)	(68,097)
Total Expenses		13,011,262	(517,110)	12,494,152

Loss before income taxes		(6,132,878)	517,110	(5,615,768)
Deferred income tax recovery	g	968,000	(476,137)	491,863

Net loss for the year		(5,164,878)	40,973	(5,123,905)
Foreign currency translation adjustment	d	-	(685,002)	(685,002)

Comprehensive loss		(5,164,878)	(644,029)	(5,808,907)

Net loss per common share - basic and diluted		(0.052)		(0.051)

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Reconciliation of Consolidated Statement of Changes in Shareholders’ Equity for the Year ended December 31, 2010:

			Effects of
	Note	Canadian	transition
	25	GAAP	to IFRS	IFRS
		$	$	$
Share Capital
Balance, beginning of year		72,559,504	3,250,846	75,810,350
Common shares issued for cash		3,983,508	-	3,983,508
Flow through shares liability	g	(968,000)	560,025	(407,975)
Balance, end of year		75,575,012	3,810,871	79,385,883

Contributed surplus
Balance, beginning of year		6,614,805	258,361	6,873,166
Stock-based compensation	e	620,301	145,142	765,443
Balance, end of year		7,235,106	403,503	7,638,609

Accumulated Deficit
Balance, beginning of year		(39,385,746)	(20,956,891)	(60,342,637)
Net loss		(5,164,878)	40,973	(5,123,905)
Balance, end of year		(44,550,624)	(20,915,918)	(65,466,543)

AOCI(L) *
Balance, beginning of year		(99,894)	-	(99,894)
Realized financial instrument loss		99,894	-	99,894
Unrealized financial instrument loss		-	-	-
Foreign currency translation adjustment	d	-	(685,002)	(685,002)
Balance, end of year		-	(685,002)	(685,002)

Total Shareholders' Equity		38,259,494	(17,386,546)	20,872,947

* Accumulated Other Comprehensive Income (Loss)

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

Explanatory Notes on the Transition to IFRS:

(a)	IFRS 6 – ‘Exploration for and Evaluation of Mineral Resources’, IAS 16 – ‘Property and equipment’ and IAS 38 – ‘Intangible Assets’

i.	Exploration and evaluation (“E&E”) assets and impairment

Under previous GAAP, exploration and evaluation (“E&E”) costs were capitalized as oil and gas properties in accordance with the full cost accounting guidelines available to oil and gas companies. Under IFRS, the Company capitalizes these costs initially as E&E assets. Once technical feasibility and commercial viability of an area has been determined, the capitalized costs are transferred to property and equipment, subject to an impairment assessment at that time. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determinable when proven reserves are determined to exist. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore an area are expensed. This did not result in a material difference on transition.

During the twelve months ended December 31, 2010, the Company transferred $Nil of capitalized exploration and evaluation costs to property and equipment and expensed $Nil of unsuccessful exploration and evaluation assets.

Under previous GAAP, E&E assets were included in property and equipment whereas under IFRS, E&E assets are disclosed as a separate class of assets. At January 1, 2010, the Company reclassified undeveloped land and unproved properties of $12,184,460, with a cost of $30,150,651 and accumulated impairment of $17,966,191, from property and equipment to exploration and evaluation assets. In addition, the uranium properties of $533,085 were reclassified as exploration and evaluation assets on the date of transition. At December 31, 2010, the transfer was $10,257,259, which included reclassification of uranium properties of $523,205 as E&E assets and exploration and evaluation capital expenditures in 2010 net of dispositions and impairment charge.

Under previous GAAP, the Company was required to recognize an impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for the country cost centre. If an impairment loss was to be recognized, it was then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP cannot be reversed.

Under IFRS, the Company is required to recognize and measure an impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit (“CGU”). Oil & gas assets are grouped into CGUs based on their ability to generate largely independent cash flows. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, can be reversed when there is a subsequent increase in the recoverable amount.

Upon adoption of IFRS, the Company recognized an additional impairment charge of $14,744,690 in the opening deficit at January 1, 2010, relating to certain E&E assets in the US. Additional impairment charge of $822,015 was recorded for the year ended December 31, 2010. The impairment charge was based on the difference between the net book value of the assets and the recoverable amount. The recoverable amount was determined using the fair value less costs to sell based on the amount for which the asset could be sold in an arm’s length transaction. Under previous GAAP, these assets were included in the US cost centre ceiling test, which also included oil and gas development and production assets and was not impaired as at December 31, 2009.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

(a)	IFRS 6 – ‘Exploration for and Evaluation of Mineral Resources’, IAS 16 – ‘Property and equipment’ and IAS 38 – ‘Intangible Assets’ (continued)

ii.	Property and equipment and impairment

Under previous GAAP, the Company applied a two part impairment test to the net carrying amount of oil and gas assets, whereby the first step compared the net carrying value of the asset to the aggregate of estimated undiscounted future net cash flows from production of proved reserves and the cost of unproved properties less impairment. If the net carrying value of the oil and gas assets exceeded the amount ultimately recoverable, the amount of impairment was determined through the performance of the second part of the test. The deficit, if any, of the discounted estimated future cash flows from proved and probable reserves plus the cost of unproved properties, net of impairment allowances, less the book value of the related assets was recognized as impairment on properties. Impairments recognized under previous GAAP were not reversed.

Under IFRS, property and equipment are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds its recoverable amount, the cash-generating unit is written down with an impairment loss recognized in profit or loss. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in profit or loss and the carrying amount of the cash-generating unit is increased to its recoverable amount as if no impairment had been recognized in prior periods.

On applying the IFRS 1 election, property and equipment were tested for impairment. There was no impairment charge recognized in the accumulated deficit at January 1, 2010. For the year ended December 31, 2010, the Company recognized an impairment charge of $360,268. The impairment tests compared the difference between the January 1, 2010 and the December 31, 2010 net book value of the assets and the recoverable amounts. The recoverable amount was determined using the fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.

iii.	Amortization and depletion adjustments

Property and equipment as at January 1, 2010 were determined to be $13,253,389, being the remainder of the full cost pool balance under previous GAAP. For the year ended December 31, 2010, the Company has property and equipment capital expenditures of $4,472,535, decommissioning provision of $366,410, accumulated depletion and impairment losses of 3,814,045 and a decrease due to foreign currency translation of $103,308. Consistent with previous GAAP, these costs are capitalized as property and equipment under IFRS. Under previous GAAP, development and production costs were depleted on a unit-of-production basis for oil and gas properties for each country cost centre, based on proved reserves. Under IFRS, these costs are depleted using the unit-of-production method that is now applied on a componentized basis for each CGU, based on proved and probable reserves. Certain components within a CGU have been combined, where appropriate, as outlined in note 3. The IFRS 1 exemption permitted the Company to allocate its Canadian development and production costs to the component level using proved and probable reserve dollar values for each area as at January 1, 2010. The Company allocated its U.S. development and production costs using the amounts capitalized for each area under previous GAAP on the date of transition.

The Company has also adjusted amortization and depletion expenses for the comparative period to reflect the revised carrying values of property and equipment. This resulted in a decrease of $1,724,688 in amortization and depletion expenses for the year ended December 31, 2010.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

(b)	Divestitures

Under Canadian GAAP, proceeds from the sale of oil and gas properties were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the year ended December 31, 2010, the Company recognized a $40,639 net gain on divestitures under IFRS compared to Canadian GAAP results. Accounting for divestitures under IFRS resulted in a decrease of $40,639 to the Company’s Canadian GAAP net loss for the year ended December 31, 2010.

(c)	Decommissioning liability adjustments

Under previous GAAP, the decommissioning liability was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not re-measured to reflect period end market discount rates.

Under IFRS, the decommissioning liability is measured as the best estimate of the expenditure to be incurred and requires that the decommissioning liability be re-measured using period end market discount rates.

In accordance with IFRS and the IFRS 1 exemption, the Company has adjusted the decommissioning liability in accordance with IAS 37. This resulted in an increase of $113,988 to the decommissioning liability and the accumulated deficit as at January 1, 2010, an increase of $164,864 to the decommissioning liability as at December 31, 2010.

As a result of the change in the discount rate, accretion expense decreased by $15,334 for the year ended December 31, 2010. In addition, under previous GAAP, the unwinding of the discount was classified with amortization, depletion and accretion. Under IFRS, the accretion is classified as finance costs as required. This resulted in the reclassification of accretion expense of $17,168 for the year ended December 31, 2010.

(d)	Foreign exchange translation

In accordance with IFRS transitional provisions, the Company elected to reset the cumulative translation adjustment, which includes gains and losses arising from the translation of foreign operations, to zero at the date of transition to IFRS. The cumulative translation adjustment reset was $1,157,115 with an offsetting increase to opening deficit, as a result of the re-translation of the Company’s foreign subsidiaries’ non-monetary assets and liabilities using the rate of exchange at the balance sheet date versus the applicable historical rate.

Under IFRS, the subsidiaries, with the exception of Dejour USA, have a functional currency that is the same as the Company. Financial statements of the subsidiary with a functional currency different from that of the Company are translated into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are recognized in the shareholders’ equity section as accumulated other comprehensive income (loss). Under previous GAAP, foreign exchange gains and losses on the translation of the integrated subsidiary’s operations were recognized in the statement of comprehensive loss. This change in accounting increased the accumulated other comprehensive loss by $685,002 for the year ended December 31, 2010.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 25 – TRANSITION TO IFRS (continued)

(d)	Foreign exchange translation (continued)

This represents a change in the translation method compared to previous GAAP for Dejour USA whereby monetary assets and liabilities were translated at the rate of exchange at the balance sheet date, and non-monetary items were translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses were translated at monthly average exchange rates and gains or losses in translation were recognized in income as they occurred. Exchange differences recognized in the profit or loss statement of Dejour USA on the translation of monetary items forming part of the Company’s net investment in foreign operations were reclassified to foreign exchange reserve on consolidation.

(e)	Share based payments

Under previous GAAP, the Company recognized an expense related to share-based payments on a straight-line basis through the date of full vesting and recognized forfeitures as they occurred. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate on the date of grant. This increased contributed surplus and increased the deficit by $258,361 at the date of transition and resulted in an increase in stock-based compensation expense of $145,142 for the year ended December 31, 2010.

(f)	Derivative financial instruments

The Company has outstanding warrants which entitle the holder to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in profit or loss as they arise. Under previous GAAP, the warrants were classified as equity and changes in fair value were not recognized. This change in accounting increased liabilities at January 1, 2010 by $1,161,858 ($1,092,762 at December 31, 2010), decreased share capital by $963,004 ($963,004 at December 31, 2010) and increased the accumulated deficit by $197,855 at January 1, 2010 ($129,759 at December 31, 2010) and decreased the net loss by $68,096 for the year ended December 31, 2010.

(g)	Flow-through shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures, which are renounced by the Company. Under IFRS, on issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon the resource property expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of the tax reduction renounced to the shareholders. Under previous GAAP, the deferred tax liabilities resulting from the renunciation of the qualified expenditures by the Company were recorded as a reduction of share capital on the date of the renouncement filing. This change in accounting increased liabilities at January 1, 2010 by $271,033 ($187,145 at December 31, 2010), increased share capital at January 1, 2010 by $4,213,850 ($4,773,875 at December 31, 2010) and increased the accumulated deficit by $4,484,883 at January 1, 2010 ($4,961,020 at December 31, 2010) and increased the net loss by $476,137 for the year ended December 31, 2010.

(h)	Statement of cash flows

The transition to IFRS did not result in any significant impact to the Company’s operating, investing and financing cash flows for the year ended December 31, 2010.

SUPPLEMENTARY OIL AND GAS RESERVE ESTIMATION AND DISCLOSURES – ASC 932 (UNAUDITED)

Select supplementary oil and gas reserve estimation and disclosure are provided in accordance with U.S. disclosure requirements. The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing).  Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented within this supplementary disclosure.

The Company’s 2011 and 2010 financial results were prepared in accordance with IFRS.  As the Company’s IFRS transition date was January 1, 2010, 2009 results were prepared in accordance with US GAAP.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2011. The conversion rate used per Bank of Canada is 1.0170.

(a)	Net proved oil and gas reserves

As at December 31, 2011, the Company’s oil and gas reserves are located in both Canada and the United States.

In 2011, Deloitte & Touche LLP (“AJM Deloitte” or “AJM”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserve Estimation and Economic Evaluation, Dejour Energy (Alberta) Ltd.”, is dated March 23, 2012 and has an effective date of December 31, 2011. In 2010, the Company engaged independent qualified reserve evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) to review the Company’s proved developed and undeveloped oil and gas reserves in Canada.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve and Resources Evaluation Report, Dejour Energy (USA) Corp., Leasehold Uintah, Grand, and Emery Counties, Utah and Moffat, Rio Blanco, Garfield, Mesa, Delta, and Gunnison Counties, Colorado, USA” is dated February 15, 2012 and has an effective date of January 1, 2012.

In accordance with applicable securities laws, AJM Deloitte, and Gustavson Associates (“Gustavson”), have used both constant and forecast prices and costs in estimating the reserves and future net cash flows contained in their reports. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

The tables in this section set forth oil and gas information prepared by the Company in accordance with U.S. disclosure standards, including Accounting Standards Codification 932 (“ASC 932”). Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (“SEC”) definitions and guidelines. The changes in our net proved reserve quantities are outlined below.

Net reserves are Dejour royalty and working interest remaining reserves, less all Crown, freehold, and overriding royalties and interests that are not owned by Dejour.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Proved developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. Developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production.

The Company cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2011

Net Proved Developed and

Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe )	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)

December 31, 2010	167	4	936	327	326	-	45,308	7,877	167	326	4	46,244	8,204
Discoveries	-	-	-	-	-	93	1,078	273	-	-	93	1,078	273
Extensions	-	-	-	-	-	-	-	-	-	-	-	-	-
Infill Drilling	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery		-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	190	-	(24)	186	(39)	3,770	(5,072)	2,885	190	(39)	3,770	(5,096)	3,071
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(40)	-	(160)	(67)	-	-	-	-	(40)	-	-	(160)	(67)
December 31, 2011	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481

Developed	317	4	752	446	-	14	158	40	317	-	18	910	486
Undeveloped	-	-	-	-	287	3,849	41,156	10,995	-	287	3,849	41,156	10,995
Total	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2010

Net Proved Developed and

Proved Undeveloped Reserves

	Canada				United States			Total
	Light and	Natural Gas		Barrels of Oil			Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)

December 31, 2009	98	4	753	227	397	60,197	10,430	98	397	4	60,950	10,657
Discoveries	-	-	195	33	-	-	-	-	-	-	195	33
Improved Recovery	66	-	(19)	63	-	-	-	66	-	-	(19)	63
Technical Revisions	70	2	654	181	(71)	(14,889)	(2,553)	70	(71)	2	(14,235)	(2,372)
Dispositions	-	-	(59)	(10)	-	-	-	-	-	-	(59)	(10)
Economic Factors	-	-	(69)	(12)	-	-	-	-	-	-	(69)	(12)
Production	(67)	(2)	(519)	(155)	-	-	-	(67)	-	(2)	(519)	(155)
December 31, 2010	167	4	936	327	326	45,308	7,877	167	326	4	46,244	8,204

Developed	74	4	955	238	-	-	-	74	-	4	955	238
Undeveloped	93	-	(19)	89	326	45,308	7,877	93	326	-	45,289	7,966
Total	167	4	936	327	326	45,308	7,877	167	326	4	46,244	8,204

(b)	Capitalized Costs

As at December 31,	2011	2010	2009
	(Per IFRS)	(As Restated under IFRS)	(Per US GAAP)
Canada
Proved oil and gas properties	$23,149,485	$16,191,797	$17,535,742
Unproved oil and gas properties	71,552	41,060	9,047,242
Total capital costs	23,221,037	16,232,857	26,582,984
Accumulated depletion and depreciation	(5,819,933)	(3,453,777)	(7,691,609)
Impairment	(1,298,207)	(360,268)	(16,016,752)
Net capitalized costs	$16,102,897	$12,418,812	$2,874,623

United States
Proved oil and gas properties	$4,075,774	$1,695,655	$266,048
Unproved oil and gas properties	27,772,327	27,500,879	28,350,076
Total capital costs	31,848,101	29,196,534	28,616,124
Impairment	(23,524,342)	(17,807,885)	(500,866)
Net capitalized costs	$8,323,759	$11,388,649	$28,115,258

Total
Proved oil and gas properties	$27,225,259	$17,887,452	$17,801,790
Unproved oil and gas properties	27,843,879	27,541,939	37,397,318
Total capital costs	55,069,138	45,429,391	55,199,108
Accumulated depletion and depreciation	(5,819,933)	(3,453,777)	(7,691,609)
Impairment	(24,822,549)	(18,168,153)	(16,517,618)
Net capitalized costs	$24,426,656	$23,807,461	$30,989,881

Note:	Capitalized costs were disclosed under US GAAP as of December 31, 2010 and 2009. Effective January 1, 2011, the Company has adopted IFRS. Therefore, 2010 figures were restated under IFRS.

(c)	Costs Incurred

For the years ended December 31	2011	2010	2009
	(Per IFRS)	(As Restated under IFRS)	(Per US GAAP)
Canada
Property acquisition costs (1)
Proved oil and gas properties	$47,158	$10,659	$434,434
Unproved oil and gas properties	8,548	26,601	-
Exploration costs (2)	32,482	60,856	1,626,120
Development costs (3)	6,410,244	4,121,724	-
Capital Expenditures	$6,498,432	$4,219,840	$2,060,554

United States
Property acquisition costs (1)
Proved oil and gas properties	$40,143	$14,640	$32,122
Unproved oil and gas properties	146,062	220,937	161,770
Exploration costs (2)	38,287	556,347	19,186
Development costs (3)	1,608,585	-	313,577
Capital Expenditures	$1,833,077	$791,924	$526,655

Total
Property acquisition costs (1)
Proved oil and gas properties	$87,301	$25,299	$466,556
Unproved oil and gas properties	154,610	247,538	161,770
Exploration costs (2)	70,769	617,203	1,645,306
Development costs (3)	8,018,829	4,121,724	313,577
Capital Expenditures	$8,331,509	$5,011,764	$2,587,209

(1)	Acquisitions are not net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled
(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

For the years ended December 31	2011	2010	2009
	(IFRS)	(IFRS)	(US GAAP)
Canada
Oil and gas sales, net of royalties and commodity contracts	$7,196,464	$6,773,860	$6,216,519
Operating costs and capital taxes	(1,975,294)	(2,101,046)	(2,503,571)
Transportation costs	(507,959)	(507,843)	(411,432)
Depletion, depreciation and accretion	(2,392,870)	(3,485,186)	(3,673,382)
Income taxes (1)	-	-	-
Results of operations	$2,320,341	$679,785	$(371,866)

United States
Oil and gas sales, net of royalties and commodity contracts	$-	$-	$-
Operating costs and capital taxes	(16,227)	-	-
Transportation costs	-	-	-
Depletion, depreciation and accretion	(10,483)	(7,518)	(9,099)
Income taxes (1)	-	-	-
Results of operations	$(26,710)	$(7,518)	$(9,099)

Total
Oil and gas sales, net of royalties and commodity contracts	$7,196,464	$6,773,860	$6,216,519
Lease operating costs and capital taxes	(1,991,521)	(2,101,046)	(2,503,571)
Transportation costs	(507,959)	(507,843)	(411,432)
Depletion, depreciation and accretion	(2,403,353)	(3,492,704)	(3,682,481)
Income taxes (1)	-	-	-
Results of operations	$2,293,631	$672,267	$(380,965)

(1)	Dejour is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by AJM Deloitte (2010 by GLJ) and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2011 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2011 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

The Company cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

Standardized Measure of Discounted Future Net Cash Flows

As at December 31, 2011

(in thousands of Canadian dollars)	Canada	USA	Total

Future cash from revenues after royalties	$32,005	$298,776	$330,781
Future production costs	(10,900)	(72,833)	(83,733)
Future development costs	(150)	(88,377)	(88,527)
Future income taxes	(931)	-	(931)
Future net cash flows	20,024	137,566	157,590
Less: 10% annual discount factor	(1,565)	(104,104)	(105,669)

Standardized measure of discounted future net cash flow	$18,459	$33,462	$51,921

As at December 31, 2010

(in thousands of Canadian dollars)	Canada	USA	Total

Future cash from revenues after royalties	$15,777	$228,318	$244,095
Future production costs	(8,833)	(44,116)	(52,949)
Future development costs	(3,172)	(79,711)	(82,883)
Future income taxes	-	(15,982)	(15,982)
Future net cash flows	3,772	88,509	92,281
Less: 10% annual discount factor	(841)	(62,561)	(63,402)

Standardized measure of discounted future net cash flow	$2,931	$25,948	$28,879

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

For the Year Ended December 31, 2011

(in thousands of Canadian dollars)	Canada	USA	Total

Present Value At 10%, January 1, 2011	$2,931	$25,948	$28,879

Sales and transfers of oil and gas produced, net of production costs	(4,713)	-	(4,713)
Net changes in prices, production costs and royalties	3,143	(25,191)	(22,048)
Extensions, discovery, less related costs	-	840	840
Development costs incurred during the period	6,410	-	6,410
Revisions of previous quantity estimates	-	-	-
Accretion of discount	-	-	-
Net change in income taxes	-	-	-
Changes resuling from technical revisions and others	10,688	31,865	42,553

Present Value At 10%, December 31, 2011	$18,459	$33,462	$51,921

For the Year Ended December 31, 2010

(in thousands of Canadian dollars)	Canada	USA	Total

Present Value At 10%, January 1, 2010	$2,113	$14,272	$16,385

Sales and transfers of oil and gas produced, net of production costs	(4,169)	-	(4,169)
Net changes in prices, production costs and royalties	1,259	13,548	14,807
Extensions, discovery, less related costs	700	-	700
Development costs incurred during the period	3,179	-	3,179
Revisions of previous quantity estimates	1,565	(1,106)	459
Accretion of discount	211	-	211
Net change in income taxes	-	-	-
Other	(1,927)	(766)	(2,693)

Present Value At 10%, December 31, 2010	$2,931	$25,948	$28,879

