Form 20-F/A
period 2011-12-31
Dejour Energy Inc.
filed 2012-05-23
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To FORM 20-F

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

Mathew Wong
598 - 999 Canada Place
Vancouver, British Columbia V6C 3E1

Tel: (604) 638-5050

Facsimile: (604) 638-5051

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

Common Shares, without par value	NYSE MKT

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐      International Financial Reporting Standards as issued ☒
 Other ☐                 by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Dejour Energy Inc. (the “Company”) for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2012 (the “Original Report”), is being filed solely for the purpose of adding certain exhibits that were inadvertently omitted from the Original Report.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III), a signature page and Exhibits 99.1, 99.2 and 99.3.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 continues to speak as of April 26, 2012 or, to the extent applicable, such other date as may be indicated in the Original Report.

2

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Articles (1)
1.2	Notice of Articles (1)
1.3	Certificate of Continuation (1)
1.4	Notice of Alteration (1)
1.5	Certificate of Name Change (1)
1.6	Amendment to Articles to Include Special Rights (1)
4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)
4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)
4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)
4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)
4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)
4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)
4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)
4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)
4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)
4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)
4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)
4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)
4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)
4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)
4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)
4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)
4.17	Option Plan (1)
4.18	Option Plan (Sub-Plan) (1)
8.1	List of Subsidiaries*
12.1	Certification of CEO Pursuant to Rule 13a-14(a) (7)
12.2	Certification of CFO Pursuant to Rule 13a-14(a) (7)
13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350 (7)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350 (7)

3

Exhibit Number	Description
15.1	Consent of BDO Canada LLP (7)
15.2	Letter from Dale Matheson Carr-Hilton Labonte LLP (7)
15.3	Consent Letter from AJM Deloitte, LLP. (7)
15.4	Consent Letter from Gustavson Associates (7)
15.5	Consent Letter from GLJ Petroleum Consultants Ltd. (7)
99.1	Reserve Estimation and Economic Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by AJM Deloitte, Effective December 31, 2011*
99.2	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli
Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio
Blanco County, Colorado Prepared by Gustavson Associates, Effective January 1, 2012*
99.3	Reserves Assessment and Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by GLJ Petroleum Consultants Ltd., Effective December 31, 2010*

__________

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by refEerence to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously filed.
*	Filed herewith.

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dejour Energy Inc.

Dated:	May 23, 2012	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

5

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles (1)
1.2	Notice of Articles (1)
1.3	Certificate of Continuation (1)
1.4	Notice of Alteration (1)
1.5	Certificate of Name Change (1)
1.6	Amendment to Articles to Include Special Rights (1)
4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)
4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)
4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)
4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)
4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)
4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)
4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)
4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)
4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)
4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)
4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)
4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)
4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)
4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)
4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)
4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)
4.17	Option Plan (1)
4.18	Option Plan (Sub-Plan) (1)
8.1	List of Subsidiaries*
12.1	Certification of CEO Pursuant to Rule 13a-14(a) (7)
12.2	Certification of CFO Pursuant to Rule 13a-14(a) (7)
13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350 (7)
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350 (7)

Exhibit Number	Description
15.1	Consent of BDO Canada LLP (7)
15.2	Letter from Dale Matheson Carr-Hilton Labonte LLP (7)
15.3	Consent Letter from AJM Deloitte, LLP. (7)
15.4	Consent Letter from Gustavson Associates (7)
15.5	Consent Letter from GLJ Petroleum Consultants Ltd. (7)
99.1	Reserve Estimation and Economic Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by AJM Deloitte, Effective December 31, 2011*
99.2	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli
Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio
Blanco County, Colorado Prepared by Gustavson Associates, Effective January 1, 2012*
99.3	Reserves Assessment and Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by GLJ Petroleum Consultants Ltd., Effective December 31, 2010*

__________

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by refEerence to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously filed.
*	Filed herewith.