Form 20-F
period 2012-12-31
Dejour Energy Inc.
filed 2013-04-29
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

David N. Matheson

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 148,916,374 common shares as at April 25, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  ☐                Accelerated filer  ☐                Non-accelerated filer   ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   ☐ Item  17   ☐ Item  18

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the marketability and price of oil and natural gas being affected by factors outside our control;

•	risks related to world oil and natural gas prices being quoted in U.S. dollars and our production revenues being adversely affected by an appreciation in the Canadian dollar;

•	risks related to our ability to execute projects being dependent on factors outside our control;

•	risks related to oil and gas exploration having a high degree of risk and exploration efforts failing;

•	risks related to cumulative unsuccessful exploration efforts;

•	risks related to oil and natural gas operations involving hazards and operational risks;

•	risks related to seasonal factors and unexpected weather;

•	risks related to competition in the oil and gas industry;

•	risks related to the fact that we do not control all of the assets that are used in the operation of our business;

•	risks related to our ability to market oil and natural gas depending on its ability to transport the product to market;

•	risks related to high demand for drilling equipment;

•	risks related to title to our properties;

•	risks related to our ability to continue to meet its oil and gas lease or license obligations;

•	risks related to our anticipated substantial capital needs for future oil and gas exploration, development and acquisitions;

•	risks related to our cash flow from reserves not being sufficient to fund its ongoing operations;

•	risks related to covenants in issued debt restricting the ability to conduct future financings;

•	risks related to renewal or refinancing;

•	risks related to our being exposed to third party credit risks;

•	risks related to our being able to find, acquire, develop and commercially produce oil and natural gas;

•	risks related to our properties not producing as projected;

•	risks related to our estimated reserves being based upon estimates;

•	risks related to future oil and gas revenues not resulting in revenue increases;

•	risks related to our managing growth;

•	risks related to our being dependent on key personnel;

•	risks related to our operations being subject to federal, state, local and other laws, controls and regulations;

•	risks related to uncertainty regarding claims of title and right of aboriginal people;

•	risks related to environmental laws and regulations;

•	risks related to our facilities, operations and activities emitting greenhouse gases;

•	risks related to our not having paid dividends to date;

•	risks related to our stock price being volatile; and

•	risks related to our being a foreign private issuer.

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

CURRENCY AND EXCHANGE RATES

Canadian Dollars Per U.S. Dollar

Unless otherwise indicated, all references in this annual report are to Canadian dollars (“$” or “Cdn$”). Certain numbers in this annual report are rounded to the nearest thousands of Canadian dollars.

The following tables set forth the number of Canadian dollars required to buy one United States dollar (US$) based on the average, high and low nominal noon exchange rate as reported by the Bank of Canada for each of the last five fiscal years and each of the last six months. The average rate means the average of the exchange rates on the last day of each month during the period.

	Canadian Dollars Per One U.S. Dollar
	2012	2011	2010	2009	2008
Average for the period	0.9996	0.9891	1.0345	1.1416	1.0592

	March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
High for the period	1.0314	1.0285	1.0078	0.9952	1.0028	1.0004
Low for the period	1.0156	0.9960	0.9839	0.9841	0.9927	0.9763

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 25, 2013 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.0194.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MCFD	thousand cubic feet per day
BOPD	barrels per day	MMcf	million cubic feet
Mbbls	thousand barrels	MMcf/d	million cubic feet per day
Mmbtu	million British thermal units	Mcfe	Thousand cubic feet of gas equivalent

Other
AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas).
BOE	Barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of 6 Mcf to one barrel.
BOE/D	Barrels of oil equivalent per day.
BCFE	Billion cubic feet equivalent.
MBOE	Thousand barrels of oil equivalent.
NYMEX	New York Mercantile Exchange.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing Oklahoma for crude oil of standard grade.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2008 – 2012 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants, for the years ended December 31, 2012, 2011 and 2010, and Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, for the years ended December 31, 2008 – 2009. Certain prior years’ comparative figures have been reclassified, if necessary.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements under the heading “Item 18. Financial Statements”.

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

Financial information included in this annual report on Form 20-F for the years 2012, 2011 and 2010 is determined using IFRS, which differ from U.S. GAAP and Canadian GAAP. Unless otherwise indicated, financial information included in this annual report on Form 20-F prior to year 2010 were in accordance with Canadian GAAP.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The following table is a summary of selected audited consolidated financial information of the Company for each of the three most recently completed financial years. The information presented is presented in accordance with IFRS:

(Cdn$ in 000, except per share data)	Years Ended December 31,
	2012	2011	2010
Revenue (Oil and natural gas)	$6,882	$8,824	$8,086
Net Loss for the Year	($11,753)	($11,043)	($5,124)
Loss Per Share	($0.08)	($0.09)	($0.05)
Dividends Per Share	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	141,056	120,300	99,789
Weighted Avg. Shares, diluted (,000)	141,056	120,300	99,789
Year-end Shares (,000)	148,916	126,892	110,181
Working Capital (Deficiency)	($8,557)	($7,756)	($3,264)
Resource properties and equipment	$25,033	$25,043	$24,432
Long-term Investments	—	—	—
Long-term Liabilities	$6,622	$1,383	$738
Share Capital	$90,274	$85,076	$79,386
Retained Earnings (Deficit)	($88,262)	($76,510)	($65,467)

Total Assets	$27,573	$29,438	$30,413

The following table is a summary of selected audited consolidated financial information of the Company for the two fiscal years ended December 31, 2009 and 2008. The information presented is presented in accordance with Canadian GAAP and is not comparable to the financial information presented in accordance with IFRS.

(Cdn$ in 000, except per share data)	Years Ended December 31,
	2009	2008
Revenue (Oil and natural gas)	$6,471	$5,766
Net Loss for the Year	($12,807)	($20,891)
Loss Per Share	($0.16)	($0.29)
Dividends Per Share	Nil	Nil
Weighted Avg. Shares, basic (,000)	78,926	72,211
Weighted Avg. Shares, diluted (,000)	78,926	72,211
Year-end Shares (,000)	95,791	73,652
Working Capital (Deficiency)	($20)	($12,712)
Resource Properties	$41,758	$57,684
Long-term Investments	—	$2,722
Long-term Liabilities	$2,594	$3,446
Share Capital	$72,560	$64,939
Retained Earnings (Deficit)	($39,386)	($26,579)

Total Assets	$45,886	$62,643

Canadian GAAP Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP, and certain prior years’ comparative figures have been reclassified or restated, if necessary. The following table is a summary of selected audited consolidated financial information of the Company for the fiscal years ended December 31, 2009 and 2008. The information presented is in accordance with U.S. GAAP:

(Cdn$ in 000, except per share data)	Years Ended December 31,
	2009	2008
Net Loss for the Year	($10,270)	($34,181)
Loss Per Share	($0.13)	($0.47)
Resource Properties	$31,041	$44,232
Retained Earnings (Deficit)	($54,785)	($44,515)

Total Assets	$35,169	$49,192

Exchange Rate History

See the disclosure under the heading “Currency and Exchange Rates” above.

Recently Adopted Accounting Policies and Future Accounting Pronouncements

IFRS

On January 1, 2011, we adopted IFRS and the accounting policies have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS balance sheet on January 1, 2010. The detail accounting policies in accordance with IFRS were disclosed in Note 3 of the Company’s audited consolidated financial statements and the details of transition to IFRS were disclosed in Note 25 of the Company’s audited consolidated financial statements under the heading “Item 18. Financial Statements”, below. Subsequent to transition, the Company has prepared its consolidated financial statement in accordance with IFRS.

Future Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2013 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in the Company’s consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•

IFRS 7 Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

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

•

IAS 1, Presentation of Financial Statements was amended in June 2011. This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit of loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective as of January 1, 2013.

•

IAS 28 Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). The standard is effective for annual periods beginning on or after January 1, 2013.

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

Other companies operate some of the assets in which we have an interest. As a result, we have a limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect our financial performance. Our return on assets operated by others will therefore depend upon a number of factors that may be outside of our control, including the timing and amount of capital expenditures, the operator’s expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.

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

We may be unable to meet all of the obligations necessary to successfully maintain each of the licenses and leases and working interests in licenses and leases related to our properties, which could adversely affect our business, financial condition, results of operations and prospects.

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

As of December 31, 2012, the Company had a working capital deficiency of approximately $8.6 million. Excluding the non-cash warrant liability of $1.4 million related to the fair value of US$ denominated warrants issued in current and previous equity financings and the non-current portion of financial contract liability of $1.3 million, the working capital deficiency mainly consists of $6.0 million outstanding demand line of credit. On March 28, 2013, the Company renewed its revolving bank facility in the amount of $5.9 million. Under the terms of the revised agreement with the Bank, the Company is obligated to make monthly principal payments of $200,000 commencing March 26, 2013 and pay its Bank $1,450,000 on June 30, 2013. We expect to incur general and administration expenses of approximately $2.5 million over the next twelve months. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations and our June 30, 2013 Bank payment would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

During the year ended December 31, 2012, the Company incurred a loss of $11,752,525 and has an accumulated deficit of $88,262,350. Whether and when the Company can attain profitability is uncertain. The Company also has a working capital deficiency of $8,557,281 as at December 31, 2012. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2012 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

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

We may be exposed to third-party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In the event those entities fail to meet their contractual obligations to us, those failures could have a material adverse effect on our financial condition and results of operations. In addition, poor credit conditions in the industry and of joint venture partners may affect a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the results of the program until we find a suitable alternative partner.

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

Introduction

Our executive office is located at:

598 – 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

Telephone: (604) 638-5050

Facsimile: (604) 638-5051

Website: www.dejour.com

Email: rhodgkinson@dejour.com or dmatheson@dejour.com

The contact person is: Mr. Robert L. Hodgkinson, Co-Chairman and Chief Executive Officer or Mr. David Matheson, Chief Financial Officer and Corporate Secretary.

Our common shares trade on the Toronto Stock Exchange and the NYSE Amex Equities Stock Exchange under the symbol “DEJ”.

Our authorized capital consists of three classes of shares: an unlimited number of common voting shares; an unlimited number of preferred shares designated as First Preferred Shares, issuable in series; and an unlimited number of preferred shares designated as Second Preferred Shares, issuable in series. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights.

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of Dejour. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of Dejour.

As of December 31, 2012, there were 148,916,374 common shares issued and outstanding. As of December 31, 2012, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds (Cdn$)

Fiscal 2012	Private Placement (1)	18,130,305	4,909,133

Fiscal 2011	Public Offering (2) Exercise of Warrants Exercise of Options	11,010,000 4,551,841 1,150,000	3,288,641 1,688,147 402,500

Fiscal 2010	Private Placement (3)	2,907,334	1,017,567
	Private Placement (4)	2,000,000	750,000
	Public Offering/Private Placement (5)	7,142,858	2,000,000
	Private Placement (6)	2,339,315	888,940

(1)	In June 2012, we completed a private placement of 18,130,305 units at US $0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were Cdn$4,909,133 (US$4,713,879). In connection with this private placement, the Company paid finders’ fees of Cdn$294,655 (US$282,833) in cash and other related costs of Cdn$187,442 in cash.
(2)	In February 2011, we completed a public offering of 11,010,000 units at US $0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were Cdn$3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of Cdn$196,694 (US$199,710) in cash and other related costs of Cdn$119,602 in cash.

(3)	In March 2010, we completed a private placement and issued 2,907,334 flow-through units at Cdn$0.35 per unit. Each unit consists of 2,907,334 common shares and 1,453,667 share purchase warrants, exercisable at $0.45 per share on or before March 3, 2011. Gross proceeds raised were Cdn$1,017,567. In connection with this private placement, we paid finders’ fees of Cdn$54,575 and other related costs of $52,819. We also issued 37,423 agent’s warrants, exercisable at Cdn$0.45 per share on or before March 3, 2011.
(4)	In September 2010, we completed a private placement and issued 2,000,000 flow-through shares at Cdn$0.375 per share. Gross proceeds raised were Cdn$750,000. In connection with this private placement, we paid finders’ fees of Cdn$37,500 and other related costs of Cdn$38,890.
(5)	In November 2010, we completed an offering of 7,142,858 units at Cdn$0.28 per unit, partially pursuant to a public offering and partially pursuant to a private placement. Each unit consists of one common share and 0.65 of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share at Cdn$0.40 per share on or before November 17, 2015. Gross proceeds raised were Cdn$2,000,000. In connection with this offering, we paid finders’ fees of Cdn$120,000 and other related costs of Cdn$123,423.
(6)	In December 2010, we completed a private placement and issued 2,339,315 flow-through shares at Cdn$0.38 per share. Gross proceeds raised were Cdn$888,940. In connection with this private placement, we paid finders’ fees of Cdn$53,337 and other related costs of Cdn$61,862. We also issued 140,359 agent’s warrants, exercisable at Cdn$0.38 per share on or before December 23, 2011. Directors and Officers of the Company purchased 513,157 shares of this offering.

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties

Fiscal 2012	Cdn$	4,485,000	(1)
Fiscal 2011	Cdn$	8,360,000	(2)
Fiscal 2010	Cdn$	5,039,000	(3)

(1)	$6,000 of these funds was spent on the purchase of corporate and other assets; and $4,479,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2012, filed with this annual report on Form 20-F.)
(2)	$29,000 of these funds was spent on the purchase of corporate and other assets; and $8,331,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, filed with this annual report on Form 20-F.)
(3)	$27,000 of these funds was spent on the purchase of corporate and other assets; and $5,012,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, filed with this annual report on Form 20-F.)

Capital Expenditures

Dejour is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the year ended December 31, 2012, Dejour incurred $2.2 million on drilling and completion operations. Equipment and facility expenditures were $1.4 million. The balance of $0.8 million was mostly related to the capitalization of general and administrative costs and lease rentals on its oil and gas interests.

During the year ended December 31, 2011, Dejour incurred $4.4 million on drilling and completion operations. Equipment and facility expenditures were $3.0 million. The balance of $1.0 million was mostly related to the capitalization of general and administrative costs and lease rentals on its oil and gas interests.

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2012		Year ended December 31, 2011
	$	% of total	$	% of total	% change

Land acquisition and retention	265,000	5.9%	242,000	2.9%	10%
Drilling and completion (1)	2,179,000	48.6%	4,398,000	52.6%	-50%
Facility and pipelines	1,388,000	30.9%	2,949,000	35.3%	-53%
Capitalized general and administrative	646,000	14.4%	742,000	8.9%	-13%
Other assets	7,000	0.2%	29,000	0.3%	-76%

	4,485,000	100.0%	8,360,000	100.0%	-46%

(1)	excludes non-cash capital expenditures of $6,466,850 (US$6,500,000) related to joint venture financing (see ‘Financial Contract’ section of the MD&A for details)

Daily Production

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
By Product
Oil and natural gas liquids (bbls/d)	193	242	198	223
Natural gas (mcf/d)	755	1,376	1,040	1,184

Total (boe/d)	319	471	372	421

The decrease in oil production for the current year was mainly the result of the temporary curtailment of production due to the pump installation and maintenance required to handle higher future oil production associated with the main producing oil well at Drake/Woodrush.

Natural gas production for the fourth quarter of 2012 decreased in comparison with natural gas production in Q4 2011 was due to the depletion of the Halfway “E” pool gas cap and the re-pressuring of the reservoir under waterflood combined with normal production declines.

B.	Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States. The Company holds oil and gas leases in the following regions:

•	The Peace River Arch of northwestern British Columbia and northeastern Alberta, Canada

•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains

Summary

Over the past few years, the Company has evolved its forward focus from acquiring resource potential toward conversion of resources into reserves. This process involved several distinct steps on the same continuum including:

•	Classification and prioritization of acreage based on economic promise, technical robustness, infrastructural and logistic advantage and commercial maturity

•	Evaluation and development planning for top tier acreage positions

•	Developing partnerships within financial and industry circles to speed the exploitation process, and

•	Bringing production on line where feasible

As a result of these moves, the Company’s asset characterization has moved toward more tangible low risk near term development projects, moderate risk appraisal opportunities and moderate to high risk exploration potential.

Our business objective is to grow our oil and gas production and generate sufficient cash flow to continue to expand company operations and enhance shareholder value.

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2013.

Cycles: All of the Company’s operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd., our wholly owned subsidiary, holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. Recently there has been a significant change in the supply demand balance and commodity prices have fallen dramatically. The Company expects this condition to persist for several months but the Company believes that a balance between production and consumption and a stable price environment will be reestablished by the end of 2013. See “Risk Factors – Risks related to operating an exploration, development and production company”.

Environmental Protection: The Company’s operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company’s costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2013 and future years.

Employees: The Company had the equivalent of approximately 17 full-time employees and consultants during 2012.

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

Three Year History

2012

In 2012, the Company continued its focus on production optimization of the Drake/Woodrush oilfield in northeastern British Columbia, Canada, while completing drilling and production activities at the Kokopelli and South Rangely bases in the Piceance Basin of Western Colorado.

During the year, the Company achieved the following:

(1)	Executed a US$6.5 million financial contract with a private U.S. based oil and gas drilling fund whereby the parties agreed to form a partnership to complete the initial well in the Kokopelli Field and drill and complete three additional wells in early 2013. Total program cost will be approximately US$8.2 million;
(2)	Executed a sale and farm-out agreement covering about 7,450 acres of 100% owned western Piceance Basin lands to a listed U.S. oil and natural gas exploration and production company, for certain cash consideration and a commitment to carry the Company through the drilling and completion of three earning wells, with certain performance provisions. The Company will retain a 20% working interest in over 5,100 acres in this project;
(3)	Tied in production at South Rangely from a discovery well drilled in 2011;
(4)	Raised gross proceeds of US$4.7 million in equity, allowing the Company to support exploration, development and acquisition activities of its oil and gas properties and provide for additional working capital;
(5)	Added about 31,000 net acres to the Company’s current landholdings in northwestern Colorado through a restructuring of its exploration joint venture with Brownstone Energy Inc., a joint venture partner;
(6)	Completed construction of the first drilling pad and drilled the initial well in the Kokopelli area of the Piceance Basin;
(7)	Formed a federal unit containing the leases adjacent to the lease on which the discovery well at South Rangely leasehold was drilled in 2011 in the Company’s Piceance Basin area of operations; and
(8)	Completed and tied into production the 3rd oil well at the Company’s Woodrush property, north of Fort St. John, British Columbia.

2011

In 2011, the Company’s focus was on production optimization of the Drake/Woodrush property, while finalizing pre-drilling activities for the Kokopelli development and drilling a discovery well at South Rangely.

During the year, the Company achieved the following:

(1)	Implementation and expansion of the Halfway “E” oil pool waterflood on the Company’s Woodrush property.
(2)	Obtained a $7 million line of credit from a Canadian bank to refinance the bridge loan and to provide funds for general corporate purposes.
(3)	Generated positive operating cash flow for the second half of the year.
(4)	Completed all requirements for drilling on the Company’s federal leases at Gibson Gulch, Piceance Basin, Colorado, resulting in the first drilling permits being issued in the fourth quarter of the year.
(5)	Completed and tested a discovery well at South Rangely. After the well was fractured and stimulated, the well flowed rich gas from the Mancos “B” Sand in commercial quantities.

2010

During the year, the Company achieved the following:

(1)	Extended the limits of the Woodrush halfway pool by drilling three successful development wells in 2010.
(2)	Received approval from the British Columbia Oil and Gas Commission to implement a waterflood in the Halfway “E” oil pool at Woodrush and began project implementation in October.
(3)	Raised gross proceeds of $4.7 million in equity, allowing the Company to support the development of oil and gas properties in the Drake/Woodrush properties.
(4)	Obtained a bridge loan credit facility of up to $5 million, allowing the Company to refinance its existing bank facility and fund its working capital and capital expenditures.

United States vs. Foreign Sales/Assets

Gross Revenue for fiscal year ended:	Canada	United States
	$	$
12/31/2010	8,085,627	—
12/31/2011	8,824,345	—
12/31/2012	6,881,826	—

Asset Location as of:	Canada	United States
	$	$
12/31/2010	18,563,424	11,849,967
12/31/2011	20,622,433	8,816,003
12/31/2012	12,117,565	15,455,444

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

Our results of operations and financial condition are significantly affected by oil and natural gas commodity prices, which can fluctuate dramatically. The market for oil and natural gas is beyond our control and prices are difficult to predict. (See also ‘Trend Information’ under item 5 ‘Operating and Financial Review and Prospects’)

Forward Contracts

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no commodity contracts in place at December 31, 2012.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2012 to be approximately $1,928,000. These obligations are expected to be settled over the next 20 years with the majority of costs incurred between 2016 and 2030. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included.

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

The Comprehensive Environmental, Response, Compensation, and Liability Act, or CERCLA, and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum-related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,” such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on drilling and production sites long after operations on such sites have been completed. Other statutes relating to the storage and handling of pollutants include the Oil Pollution Act of 1990, or OPA, which requires certain owners and operators of facilities that store or otherwise handle oil to prepare and implement spill response plans relating to the potential discharge of oil into surface waters. The OPA, contains numerous requirements relating to prevention of, reporting of, and response to oil spills into waters of the United States. State laws mandate oil cleanup programs with respect to contaminated soil. A failure to comply with OPA’s requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions.

The Endangered Species Act, or ESA, seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, or destroy or modify the critical habitat of such species. Under the ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. The ESA has been used to prevent or delay drilling activities and provides for criminal penalties for willful violations of its provisions. Other statutes that provide protection to animal and plant species and that may apply to our operations include, without limitation, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act. Although we believe that our operations are in substantial compliance with these statutes, any change in these statutes or any reclassification of a species as threatened or endangered or re-determination of the extent of “critical habit” could subject us to significant expenses to modify our operations or could force us to discontinue some operations altogether.

The National Environmental Policy Act, or NEPA, requires a thorough review of the environmental impacts of “major federal actions” and a determination of whether proposed actions on federal and certain Indian lands would result in “significant impact.” For purposes of NEPA, “major federal action” can be something as basic as issuance of a required permit. For oil and gas operations on federal and certain Indian lands or requiring federal permits, NEPA review can increase the time for obtaining approval and impose additional regulatory burdens on the natural gas and oil industry, thereby increasing our costs of doing business and our profitability.

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

Intercorporate Relationships

We have four 100% owned subsidiaries:

•	Dejour Energy (USA) Corp. (“Dejour USA”), a Nevada corporation, holds Dejour’s United States oil and gas interests,

•	Dejour Energy (Alberta) Ltd. (“DEAL”), an Alberta corporation, holds its Canadian oil and gas interests in northwestern Alberta and northeastern British Columbia;

•	Wild Horse Energy Ltd. (“Wild Horse”), an inactive Alberta corporation, and

•	0855524 B.C. Ltd. (“0855524”), a British Columbia Corporation, which is currently inactive.

D.	Property, Plant and Equipment

Our executive offices are located in rented premises of approximately 2,519 sq. ft. at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1. We began occupying these facilities on July 1, 2009.

Resource Properties

Our current focus is on oil and gas properties located in the United States and Canada and currently have oil and gas leases in the following regions:

•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.

•	The Peace River Arch of northeastern British Columbia and north western Alberta, Canada.

US Oil and Gas Interests

Kokopelli, Piceance Basin

During 2012, the Company drilled an initial well into the Williams Fork liquids-rich natural gas formation at Kokopelli to hold its 2,200 acres of leasehold interests. The Company also entered into a financial contract with an industry Drilling Fund to complete the initial well and drill, complete, and tie-in an additional 3 wells. The Drilling Fund’s investment of US$6,500,000 represents about 80% of the total program costs of US$8,200,000. The primary producing geological horizons are the Williams Fork and Lower Mancos zones.

The Company’s 4-well drilling and completion program at Kokopelli will focus strictly on the Williams Fork formation and is expected to be completed by June 30, 2013.

South Rangely, Piceance Basin

In June 2011, the Company drilled and cased an evaluation well on this 5,500 gross acre (4,490 net acre) lease which is located just south of the Rangely field. The well was drilled and casing set on approximately 90 feet of gross Mancos “B” Sand and later successfully fractured and stimulated. The well flowed rich gas from the Mancos “B” Sand in commercial quantities. Analysis of the gas showed a higher natural gas liquid (“NGL”) yield from the South Rangely discovery than that expected from our NGL development at Kokopelli.

West Grand Valley, Piceance Basin – Evolution of the Niobrara/Mancos Shale Resource Play

On the Company’s West Grand Valley property, it executed a sale and farm-out agreement covering about 7,450 acres of 100% owned western Piceance Basin lands to a listed U.S. oil and natural gas exploration and production company, for certain cash consideration and a commitment to carry the Company through the drilling and completion of three earning wells, with certain performance provisions. The Company will retain a 20% working interest in over 5,100 acres in this project that is located in an area of active drilling by EnCana, Laramie Partners II and Axia. Success in developing the gas in the Lower Mancos (Niobrara) section has revitalized drilling interest in this area of the Piceance Basin.

Future Exploration and Evaluation

•	North Rangely – This 33,000 acre (gross) project located north of the Rangely Field, is prospective for oil in the Lower Mancos (Niobrara), Dakota, Morrison and Phosphoria formations.

Additionally, Dejour holds approximately 123,000 net acres prospective for oil and gas exploitation in Colorado and Utah.

Canadian Activities

Drake/Woodrush Field

The Company’s wholly-owned subsidiary, Dejour Energy (Alberta) Ltd. (“DEAL”), currently has interests in oil and gas properties in the Peace River Arch located principally in northeastern British Columbia. DEAL holds approximately 7,000 net acres concentrated in the Peace River Arch.

Production and Development Projects

Woodrush/Drake

In December 2010, a waterflood project application was expedited and approval was received. The project was implemented in early 2011 with water injection commencing in March 2011. In the first quarter of 2011, gross production from the field was reduced to approximately 544 barrels of oil equivalent/day (“BOED”) (408 BOED net) in response to the decreasing pressure in the Halfway oil sand. In October, Dejour received approval to operate the waterflood on a voidage replacement basis and in December drilled a third production well while increasing total injection from 1200 BWPD to 2400 BWPD. The start-up and subsequent enhancement of the waterflood marked the end of major capital investments in Woodrush. During 2012, Dejour concentrated efforts on optimizing injection and production in the waterflood, controlling cost and increasing margins on oil production. The reservoir reached fill up in the fourth quarter of 2012 and subsequent to achieving fill up oil production began increasing at a rate of approximately 25 barrels/day/month, a trend which continued through the first quarter of 2013.

Uranium Properties

The Company owns a 10% carried interest and a 1% Net Smelter Return on certain uranium exploration leases in Saskatchewan operated by Nexgen Energy Ltd.

Summary of Operational Highlights

Production and Netback Summary
	Year ended December 31,
	2012	2011
Production Volumes:
Oil and natural gas liquids (bbls)	72,567	81,468
Natural gas (mcf)	380,780	432,199

Total (BOE)	136,031	153,501

Average Price Received:
Oil and natural gas liquids ($/bbls)	81.37	88.98
Natural gas ($/mcf)	2.57	3.64

Total ($/BOE)	50.59	57.49

Royalties ($/BOE)	8.20	10.61

Operating and Transportation Expenses ($/BOE)	27.66	16.18

Netbacks ($/BOE)	14.73	30.70

Operating Netback is defined as revenues less royalties and operating and transportation expenses.

	Year ended December 31
	2012	2011
	$	$
Gross Revenues	6,882000	8,824,000
Royalties	(1,116,000)	(1,623,000)

Revenues, net of royalties	5,766,000	7,196,000
Financial instrument Loss	(55,000)	(59,000)
Other income	33,000	34,000

Total revenue	5.744000	7.171,000

For the year ended December 31, 2012 (“fiscal 2012”), the Company recorded $6,882,000 in oil and natural gas sales as compared to $8,824,000 in oil and natural gas sales for the year ended December 31, 2011 (“fiscal 2011”). The decrease in gross revenues was due to lower realized oil and gas prices and lower oil and gas production.

Royalties for fiscal 2012 decreased to $1,116,000 from $1,628,000 for fiscal 2011, due to lower oil and gas production. Royalties are mainly driven by the varying production mix between oil and gas.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
	$	$
Dejour Realized Average Prices
Oil and natural gas liquids ($/bbl)	81.37	93.00
Natural gas ($/mcf)	2.57	3.23
Total average price ($/boe)	50.59	57.15

Average Benchmark Prices
Edmonton Par ($/bbl)	86.53	97.87
Natural gas - AECO-C Spot ($ per mcf)	2.40	3.47

For fiscal 2012, Dejour’s average realized natural gas prices reflected lower benchmark prices compared to fiscal 2011. Oil prices received for fiscal 2012 decreased to $81.37 per barrel (“bbl”), compared to $93.00 per bbl for fiscal 2011. The decrease was due to the general downturn of the global economy, leading to lower commodity prices. In addition, the oil differential between West Texas Intermediate (WTI) oil to British Columbia light crude oil increased due to pipeline constraints, resulting in lower realized prices for the Company’s oil.

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2012. The conversion rate used per Bank of Canada is 0.9949.

In 2012, AJM Deloitte, independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserve and resource estimation and economic evaluation, Dejour Energy (Alberta) Ltd.”, is dated January 30, 2013 and has an effective date of December 31, 2012.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado” is dated April 6, 2013 and has an effective date of January 1, 2013.

The reserves data set forth below (the “Reserves Data”), derived from AJM Deloitte and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The AJM Deloitte and Gustavson reports are based on certain factual data supplied by the Company, and AJM Deloitte and Gustavson’s opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to AJM and Gustavson and accepted without any further investigation. AJM and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2012 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2012 are prepared by our independent qualified reserve evaluators, AJM and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2012, the Company’s reserve committee was composed of: Harrison Blacker, Ross Gorrell and Richard Bachmann. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	243	—	165	2
United States	—	1	176	19
Undeveloped
Canada	—	—	—	—
United States	—	339	40,762	4,440

TOTAL PROVED	243	340	41,103	4,461

Given acceptable commodity prices, 100% of the Company’s undeveloped reserves are scheduled to be developed within the five year period ending December 31, 2017.

Canada – Decrease in Total Proved Natural Gas Reserves of 306 MMcf:

During the year ended December 31, 2012, following the implementation of waterflood in 2011, an expected decrease in natural gas reserves as the influx of water into the reservoir will replace some of the natural gas reserves-in-place. AJM Deloitte decreased, by way of a technical revision, the Company’s total proved natural gas reserves by 306 MMcfs.

United States – Increase in Total Proved Natural Gas Liquids Reserves of 705 Mbbls and Natural Gas Reserves of 615 MMcf:

During the year ended December 31, 2012, an expected increase in the natural gas reserves and natural gas liquids reserves as the Company’s major competitors have strong upside reserves potential in the nearby areas of the Piceance Basin of Western Colorado. Gustavson increased, by way of a technical revision, the Company’s total proved natural gas liquids reserves and natural gas reserves by 705 Mbbls and 615 MMcfs respectively.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2012
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)

2012 12-month average prices (SEC) (1)	165	243	2	1,635	$7,502

	December 31, 2012
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)

2012 12-month average prices (SEC) (1)	40,938	340	4,458	69,726	$(2,196)

	December 31, 2012
Total (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2012 12-month average prices (SEC) (1)	41,103	243	340	4,460	71,361	$5,306

Notes:

(1)	The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2012, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2012. The 12-month average prices (SEC) used for Canadian properties were Cdn$80.02 per barrel of oil and Cdn$2.45 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$88.42 per barrel of condensate, US$12.46 per barrel of ethane, US$1.49 per Mcf of natural gas, US$59.99 per barrel of heavy NGLs for Kokopelli property and $51.81 per barrel of heavy NGLs for South Rangely Field property.
(2)	Present value of estimated future net cash flows before income taxes (PV-10) is considered a non-GAAP financial measure as defined by the SEC. We believe that our PV-10 presentation is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account the related deferred income taxes, as such taxes may differ among various companies because of differences in the amounts and timing of deductible basis, net operating loss carryforwards and other factors. We believe investors and creditors use our PV-10, before tax, as a basis for comparison of the relative size and value of our proved reserves to the reserve estimates of other companies. PV-10 is not a measure of financial or operating performance under GAAP and is not intended to represent the current market value of our estimated oil and natural gas reserves. PV-10, before tax, should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.
(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2012, which is US$1.00 = Cdn$0.9949.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2012, 2011 and 2010. All production came from our Canadian properties. There was no production from our United States properties in the fiscal years ended December 31, 2012, 2011, or 2010.

Production
Fiscal Year Ended	Oil and Natural Gas Liquids (bbls)	Natural Gas (Mcf)	Total (BOE)
December 31, 2012	72,567	380,780	136,031
December 31, 2011	81,468	432,199	153,501
December 31, 2010	86,119	548,890	177,599

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2012, 2011 and 2010.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2012	81.37	2.57	50.59
December 31, 2011	88.98	3.64	57.49
December 31, 2010	67.46	4.13	45.53

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2012, 2011 and 2010.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2012	36.64	2.80	27.36
December 31, 2011	16.62	2.60	16.15
December 31, 2010	13.01	2.77	14.86

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2012, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	—	—	—	—
Natural Gas	—	—	—	—
Dry Wells	—	—	—	—
Service Wells	—	—	—	—
Suspended	—	—	—	—

Total Wells	—	—	—	—

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry

Natural Gas	—	—	0.20	—

Total Wells	—	—	0.20	—

During the fiscal year ended December 31, 2011, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	—	—	0.75	—
Natural Gas	—	—	—	—
Dry Wells	—	—	—	—
Service Wells	1.50	—	2.25	—
Suspended	—	—	—	—

Total Wells	1.50	—	3.00	—

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry

Natural Gas	—	—	0.50	—

Total Wells	—	—	0.50	—

During the fiscal year ended December 31, 2010, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	—	—	1.50	—
Natural Gas	0.75	—	—	—
Dry Wells	—	—	—	—
Service Wells	—	—	—	—
Suspended	—	—	—	—

Total Wells	0.75	—	1.50	—

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

As of December 31, 2012, we had 11 gross (7.33 net) producing or shut-in oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	—	—	1	0.75

TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Shut-In	—	—	2	0.70

TOTAL	—	—	2	0.70

As of December 31, 2011, we had 10 gross (7.13 net) producing or shut-in oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	—	—	1	0.75

TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Shut-In (1)	—	—	1	0.50

TOTAL	—	—	1	0.50

As of December 31, 2010, we had 9 gross (6.63 net) producing oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	3	2.19
Shut-In	—	—	3	2.19

TOTAL	3	2.25	6	4.38

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2012 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-by-production under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As at December 31, 2012, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	9,640	6,324	4,780	1,024	14,420	7,348
U.S.A	5,498	4,081	169,779	119,484	175,277	123,565

TOTAL	15,138	10,405	174,559	120,508	189,697	130,913

The Company’s net undeveloped acres as of December 31, 2012, together with expiries for the period from 2013 to 2015 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2012	Net	2013 Expirations	2014 Expirations	2015 and thereafter Expirations

Canada:
Manning	1,024	—	—	1,024

U.S.A:
Ashley	480	—	—	480
Bitter Creek	240	—	—	240
Bonanza	262	—	—	262
Book Cliffs	11,401	—	3,682	7,718
Cisco	5,071	320	913	3,838
Dinosaur	62,830	—	15,988	46,842
Displacement Point	223	—	—	223
Gorge Spring	986	—	—	986
Gunnison	753	—	—	753
Kokopelli	1,611	—	—	1,611
Meeker	921	—	921	—
Oil Shale	899	—	—	899
Pinyon Ridge	4,635	1,340	250	3,045
Plateau	3,014	—	—	3,014
N. Rangely	19,822	—	14,912	4,910
Roan Creek (Grand Valley)	5,180	—	5,160	21
San Juan	169	—	169	—
Sand Wash	70	50	—	20
Seep Ridge	160	160	—	—
Tri County South	677	35	160	482
Waddle Creek	80	—	—	80

Subtotal:	119,484	1,905	42,155	75,423

TOTAL:	120,508	1,905	42,155	76,447

Uranium Properties

The Company owns a 10% carried interest and a 1% Net Smelter Return on certain uranium exploration leases in Saskatchewan operated by Nexgen Energy Ltd.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2012 and related notes included therein under the heading “Item 18. Financial Statements” below.

The financial statements of the Company for the year ended December 31, 2012 and 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Certain forward-looking statements are discussed in this Item 5 with respect to our activities and future financial results. These are subject to risks and uncertainties that may cause projected results or events to differ materially from actual results or events. Readers should also read the “Cautionary Note Regarding Forward-Looking Statements” above and “Item 3. Key Information – Risk Factors.”

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On January 1, 2011, the Company adopted IFRS for financial reporting purposes, with a transition date of January 1, 2010. The consolidated financial statements for the year ended December 31, 2011, including required comparative information, have been prepared in accordance with IFRS. Previously, the Company prepared its financial statements in accordance with Canadian GAAP. Unless otherwise noted, 2010 comparative financial statement information has been prepared in accordance with IFRS. Subsequent to transition, the Company has prepared its consolidated financial statements in accordance with IFRS.

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

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

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

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2012, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and two CGUs in the United States (Kokopelli and South Rangely).

Financial instrument

When estimating the fair value of financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2013 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•

IFRS 7 Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

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

•

IAS 1 Presentation of Financial Statements was amended in June 2011. This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit of loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective as of January 1, 2013.

•

IAS 28 Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). The standard is effective for annual periods beginning on or after January 1, 2013.

A.	Operating Results

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2012, including 2011 and 2010 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2012 compared to the year ended December 31, 2011

1.	Revenues

For the year ended December 31, 2012 (“fiscal 2012”), the Company recorded $6,882,000 in oil and natural gas sales as compared to $8,824,000 in oil and natural gas sales for the year ended December 31, 2011 (“fiscal 2011”). The decrease in gross revenues was due to lower realized oil and gas prices and lower oil and gas production.

Royalties for fiscal 2012 decreased to $1,116,000 from $1,628,000 for fiscal 2011, due to lower oil and gas production. Royalties are mainly driven by the varying production mix between oil and gas.

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
	$	$
Dejour Realized Avenge Prices
Oil and natural gas liquids ($/bbl)	81.37	93.00
Natural gas ($/mcf)	2.57	3.23
Total average price ($/boe)	30.59	57.13

Average Benchmark Prices
Edmonton Par ($/bbl)	86.53	97.87
Natural gas - AECO-C Spot ($ per mcf)	2.40	3.47

For fiscal 2012, Dejour’s average realized natural gas prices reflected lower benchmark prices compared to fiscal 2011. Oil prices received for fiscal 2012 decreased to $81.37 per barrel (“bbl”), compared to $93.00 per bbl for fiscal 2011. The decrease was due to the general downturn of the global economy, leading to lower commodity prices. In addition, the oil differential between West Texas Intermediate (WTI) oil to British Columbia light crude oil increased due to pipeline constraints, resulting in lower realized prices for the Company’s oil.

2.	Operating and Transportation Expenses

Operating and transportation expenses include all costs associated with the production of oil and natural gas and the transportation of oil and natural gas to the processing plants. The major components of operating expenses include labour, equipment maintenance, workovers, fuel and power. Operating and transportation expenses for fiscal 2012 increased to $3,793,000 from $2,499,000 for fiscal 2011. The increase was due to the expenditures associated with a major workover on one of the oil producing wells ($564,000), increased repairs and maintenance of oil wells, and higher waterflood implementation expenses.

3.	General and Administrative Expenses

General and administrative expenses for fiscal 2012 decreased to $3,433,000 from $4,042,000 for fiscal 2011. The Board and management’s decision to not pay a bonus to employees for the year ended December 31, 2012 and the inclusion of such a bonus in 2011 accounted for much of the difference. Further, 2011 included non-recurring professional fees associated with the required conversion to the International Financial Reporting Standards (IFRS).

Year ended December 31, 2011 compared to the year ended December 31, 2010

1.	Revenues

For fiscal 2011, the Company recorded $8,824,000 in oil and natural gas sales as compared to $8,086,000 in oil and natural gas sales for the year ended December 31, 2010 (“fiscal 2010”). The increase in gross revenues was due to higher realized oil prices in 2011. This was partly offset by lower oil and gas production for the current year.

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

The following table summarizes the commodity prices realized by the Company and the crude oil and natural gas benchmark prices for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	$	$
Dejour Realized Average Prices
Oil and natural gas liquids ($/bbl)	88.98	67.46
Natural gas ($/mcf)	3.64	4.13

Total average price ($/boe)	57.49	45.53

Average Benchmark Prices
Edmonton Par ($/bbl)	95.16	77.81

Natural gas - AECO-C Spot ($ per mcf)	3.67	4.13

For fiscal 2011, Dejour’s average realized natural gas prices reflected lower benchmark prices compared to fiscal 2010. Oil prices received for fiscal 2011 increased to $88.98 per barrel (“bbl”), compared to $67.46 per bbl for fiscal 2010.

2.	Operating and Transportation Expenses

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

3.	General and Administrative Expenses

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

The primary risks and how the Company mitigates them are disclosed in Item 11 – Quantitative and Qualitative Disclosures About Market Risk, below.

B.	Liquidity and Capital Resources

Going Concerns, Bank Credit Facility, and Subsequent Events

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8,557,281 (of which $5,956,749 is represented by its ‘bank line of credit’) and accumulated deficit of $88,262,350.

Subsequent to December 31, 2012, DEAL was informed by its Canadian Bank (“Bank”) that the value of the petroleum and natural gas reserves assigned to the Bank by the Company as partial security for its $6,050,000 (December 31, 2012 – $5,956,749) revolving line of credit was deficient for loan collateral purposes. On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 – $5,956,749) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility “A” – Revolving Operating Demand Loan – $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)	Credit Facility “B” – Non-Revolving Demand Loan – $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the lender’s collateral at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets less unrealized hedging gains to (ii) accounts payable less unrealized hedging losses.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern.

Cash Balances

The Company had cash and cash equivalents of $1,508,000 as at December 31, 2012.

Financial Contract

On December 31, 2012, Dejour USA entered into a financial contract with an unrelated U.S. oil and gas drilling fund (“Drilling Fund”) to drill three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1,147,779;

(b)	The Drilling Fund contributed US$6,500,000 cash directly to a related party drilling company as prepaid drilling costs;

(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash invested in the drilling program;

(d)	The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6,500,000 to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6,466,850 (US$6,500,000). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

	US$	CAD$
Loan advance	6,500,000	6,466,850
Less: Current portion of financial contract liability	(1,311,969)	(1,305,278)

Non-current portion of financial contract liability	5,188,031	5,161,572

The estimated reduction in the financial contract liability is estimated to be:

	US$	CAD$
2013	1,311,969	1,305,278
2014	917,943	913,261
2015	602,166	599,095

Working Capital Position

As at December 31, 2012	$
Working capital deficit	(8,557,000)
Non-cash warrant liability	1,425,000
Current portion of financial contract liability	1,305,000

Adjusted working capital deficit	(5,827,000)
Add: Bank line of credit	5,957,000

Adjusted working capital (excluding bank line of credit)	130,000

Working capital is defined as current assets less current liabilities. As at December 31, 2012, the Company had a working capital deficit of $8,557,000. Excluding the non-cash warrant liability of $1,425,000 related to the fair value of US$ denominated warrants issued in previous equity financings and the non-current portion of financial contract liability of $1,305,000, the adjusted working capital deficit was $5.8 million. The majority of the working capital deficit relates to the $6.0 million outstanding bank line of credit, with a $0.7 million credit limit remaining.

The bank line of credit is classified as current liabilities because it is a demand loan, subject to periodic review by the lender. Nevertheless, the Company intends to use it as a long-term financing due to the low cost of capital (currently 4% p.a.).

As noted in the GOING CONCERN, BANK CREDIT FACILITY, and SUBSEQUENT EVENT section of this MD&A, on March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 – $5,956,749) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility “A” – Revolving Operating Demand Loan – $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time; and

(b)	Credit Facility “B” – Non-Revolving Demand Loan – $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the lender’s collateral at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets less unrealized hedging gains to (ii) accounts payable less unrealized hedging losses.

Subsequent to the year-end, the Company has initiated discussions with a number of financial advisory firms to address the Company’s financing requirements on a timely basis.

Capital Resources

a)	Canada

At Drake/Woodrush, the Company successfully completed and tied into production a 3rd oil well and continued to optimize the waterflood implemented in 2012.

b)	United States

Industry activity in the Piceance Basin of Colorado continues to increase. Several major US companies and one large Canadian company are currently drilling and completing over 10 wells within a 5 mile radius of the Company’s Kokopelli acreage in the eastern extremity of the Piceance. At Kokopelli, the Company has started a drilling program to further develop the Williams Fork natural gas zone at 9,000 ft. consisting of the drilling of 3 wells and the completion and related tie-in of 4 wells. The total cost of the program will be approximately US$8,200,000. Funding for the program has been primarily provided by a US$6,500,000 financing contract with an industry Drilling Find. Under the terms of the industry-standard agreement, the Company will earn a “before-payout” (‘BPO’) working interest of 10% to 14% and an “after payout” (‘APO’) working interest of 28% to 39%. “Payout” to the Drilling Fund is defined as 125% of the capital investment amount on a tranche by tranche basis.

The agreement with the Drilling Fund provides for an additional two tranches of drilling under the following terms and conditions:

•	The Drilling Fund will have the right, but not the obligation, to invest up to an additional US$8,500,000 for a total of US$15,000,000 in two additional tranches;

•	Tranche 3 estimated between US$4 to US$5 million, can only be initiated within two years after committing to the full US$4,000,000 to US$5,000,000 in Tranche 2;

•	Dejour will receive a 10% BPO carried interest in all wells or partial wells drilled by the Drilling Fund, reverting to a 32.5% APO working interest;

•

Tranche 2 and 3 wells will be funded only in conjunction with Dejour’s plans for development of Kokopelli. If, for example, no development is planned, the Drilling Fund’s option will remain in effect until Dejour presents a drilling plan to the Drilling Fund; and

•	The Drilling Fund does not earn the right to “put” its Tranche 2 and 3 working interests back to the Company under any circumstances.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

In 2012, our natural gas and natural gas liquids production operations in the State of Colorado’s Piceance Basin, were negatively impacted by lower realized natural gas prices coupled with lower natural and liquids prices relative to 2011. Also, as a result of declines in the “forward market pricing curve”, for natural gas prices, we recorded impairments of producing properties totalling $1,273,000. The marketability and price of oil and natural gas are affected by numerous factors outside of the Company’s control, and the US$ exchange rate (See Part 1, Section D “Risk Factors”). In northeastern British Columbia, Canada, pipeline restrictions have resulted in lower prices being paid to oil producers like Dejour. This “differential” from NYMEX-WTI has averaged between Cdn. $11.00 – $13.00 per barrel most of 2012. The Company expects no appreciable relief in narrowing this differential in the short run as increasing crude oil production in the northern Canadian oil sands and the Bakken Trend in North Dakota have combined to limit access to the normal markets in the US for northern B.C. conventional crude oil. The Company, however, does not expect any curtailment of its oil production due to pipeline access constraints as there is ample “quota space” in the marketing agreement between the purchaser of the Company’s production and the pipeline transporter.

E.	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2012.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2012, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(in thousands of dollars)	2013	2014	2015	2016	2017	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	229	164	48	—	—	Nil	441
Bank line of credit	5,957	—	—	—	—	Nil	5,957
Financial contract liability (1)	1,305	913	599	—	—	Nil	2,817

Total	7,491	1,077	647	—	—	Nil	9,215

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. If the put option expires unexercised, both the property and equipment and related liability of approximately $3,650,000 will be derecognized. See Note 11 to the consolidated financial statements for details.

G.	Safe Harbor

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 63)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	7,750,000	5.20%	May 18, 2004
Stephen Mut Colorado, USA Director and Co-Chairman (Age: 62)	Mr. Mut has served as CEO of Nycon Energy Consulting since his retirement from Shell in mid-2009. At Shell, Mr. Mut served as chief executive officer of a unit of Shell Exploration and Production Company from 2000 until his retirement in 2009. Prior to that, Mr. Mut served in various executive roles at Atlantic Richfield Corporation.	1,701,001	1.14%	December 17, 2009
Harrison Blacker (5) Colorado, U.S.A. Director, President and Chief Operating Officer of Dejour Energy (USA) Inc. (Age: 62)	President of Dejour Energy (USA) Inc. since April 2008. Over 30 years of expertise managing oil and gas operations. Held the positions of Chief Executive Officer with China Oman Energy Company and Portfolio Manager, Latin American Business Unit and General Manager/ President of Venezuela Energy with Atlantic Richfield Corporation prior to joining Dejour USA.	525,678	0.35%	April 2, 2008
Richard Bachmann (3)(4)(5) Louisiana, U.S.A. Director (Age: 68)	Mr. Bachmann previously served as President/CEO of EPL LLC, an energy consulting firm since his retirement from Energy Partners Ltd. in 2009. He was the founder, President and CEO of Energy Partners, an U.S. independent oil and gas exploration and production company. Prior to that, he was President of Louisiana Land & Exploration, a prominent U.S. gulf coast oil and gas explorer and producer. He began his career with Exxon serving in many executive positions both in the U.S. and internationally.	—	—	December 14, 2012

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Dr. A. Gorrell (4)(5) British Columbia, Canada Director (Age: 68)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	—	—	December 14, 2012
Richard Kennedy (4) Alberta, Canada Director (Age: 57)	Mr. Kennedy is a prominent barrister, solicitor and partner at Kennedy Agrios LLP, an Edmonton, Alberta based law firm focusing on commercial real estate, administrative and regulatory law.	94,900	0.06%	December 14, 2012
Craig Sturrock (3) British Columbia, Canada Director (Age: 69)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	650,000	0.44%	August 22, 2005
David Matheson British Columbia, Canada Chief Financial Officer (Age: 63)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	—	—	N/A

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Phillip Bretzloff, BA, LLB British Columbia, Canada Vice President and General Counsel (Age: 64)	Mr. Bretzloff has acted for oil, gas and energy companies, including extensive work for Canadian and offshore private and public corporations. Between 1980 and 1995, he was Senior Counsel for Petro-Canada. Subsequently, he was a Partner for 8 years with Cumming Blackett Bretzloff Todesco, Gowlings, and Baker & McKenzie, where his clients included PetroChina, Shell, Exxon Mobil, GazProm and Veba Oil and Gas.	59,500	0.04%	N/A
Neyeska Mut EVP Operations, Dejour Energy (USA) Corp. (Age: 55)	Engineer. Since 2000, she has been President of Nycon Energy Consulting working as an advisor to two major oil companies. Prior to forming Nycon Energy Consulting Mrs. Mut pursued international opportunities with Atlantic Richfield Corporation. Ms. Mut has been with Dejour since 2008.	50,001	0.03%	N/A

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

(3)	Member of audit committee.
(4)	Member of compensation and corporate governance committee.
(5)	Member of reserve committee.

Directors and Executive Officers

Brief biographies for Dejour’s directors and executive officers are set forth below:

Robert L. Hodgkinson: Mr. Hodgkinson was the founder and Chairman of Optima Petroleum, which drilled wells in Alberta and the Gulf of Mexico before merging to form Petroquest Energy, a NASDAQ traded company. Subsequently, he founded and was CEO of Australian Oil Fields, which would later merge to become Resolute Energy/Cardero Energy Inc. Mr. Hodgkinson was also a Vice-President and partner of Canaccord Capital Corporation, and an early stage investor and original lease financier in Synenco Energy’s Northern Lights Project in the Alberta oil sands.

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

Richard Bachmann: Mr. Bachmann previously served as President/CEO of EPL LLC, an energy consulting firm since his retirement from Energy Partners Ltd. in 2009. He was the founder, President and CEO of Energy Partners, an U.S. independent oil and gas exploration and production company. Prior to that, he was President of Louisiana Land & Exploration, a prominent U.S. gulf coast oil and gas explorer and producer. He began his career with Exxon serving in many executive positions both in the U.S. and internationally.

Dr. A. Gorrell: Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.

Richard Kennedy: Mr. Kennedy is a prominent barrister, solicitor and partner at Kennedy Agrios LLP, an Edmonton, Alberta based law firm focusing on commercial real estate, administrative and regulatory law.

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

David Matheson: Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.

Phillip Bretzloff: Mr. Bretzloff has acted for oil, gas and energy companies, including extensive work for Canadian and offshore private and public corporations. Between 1980 and 1995, he was Senior Counsel for Petro-Canada. Subsequently, he was a Partner for 8 years with Cumming Blackett Bretzloff Todesco, Gowlings, and Baker & McKenzie, where his clients included PetroChina, Shell, Exxon Mobil, GazProm and Veba Oil and Gas.

Neyeska Mut: Since 2000, Ms. Mut has been President of Nycon Energy Consulting working as an advisor to two major oil companies. Prior to forming Nycon Energy Consulting, Ms. Mut pursued international opportunities with Atlantic Richfield Corporation. Ms. Mut has been with Dejour since 2008.

Family Relationships

Stephen Mut, one of the Company’s directors, and Neyeska Mut, EVP Operations of Dejour Energy (USA) Corp., are hushand and wife.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company, other than indicated immediately above and at “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See also “Description of the Business – Risk Factors”.

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

The Board granted a total of 4,350,000 stock options to the executive officers in 2012.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2012 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation						Long Term Compensation
Name and principal position	Year	Salary ($)		Consulting Fees ($)		Bonus ($)		Awards		Payouts ($)	All other compensation ($)
								Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)

Robert Hodgkinson, Chief Executive Officer	2012 2011 2010		78,000 78,000 78,000		177,000 177,000 177,000		Nil 100,000 Nil	775,000 300,000 369,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Mathew Wong, Chief Financial Officer(1)	2012 2011 2010		78,000 78,000 78,000		151,000 151,000 151,000		Nil 100,000 12,000	250,000 300,000 217,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Harrison Blacker, Director and President of Dejour Energy (USA)	2012 2011 2010	US$ US$ US$	326,688 295,000 250,000		Nil Nil Nil	US$ US$ US$	Nil 135,000 60,000	775,000 300,000 433,000	Nil Nil Nil	Nil Nil Nil	Nil 58,000 Nil	(2)

Stephen Mut, Director and Co-Chairman	2012 2011 2010		Nil Nil Nil	US$ US$ US$	17,191 138,573 120,000		Nil Nil Nil	375,000 300,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Craig Sturrock, Director	2012 2011 2010		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	250,000 100,000 150,000	Nil Nil Nil	Nil Nil Nil	7,500 7,000 5,500

Robert Holmes, Director(3)	2012 2011 2010		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	Nil 100,000 150,000	Nil Nil Nil	Nil Nil Nil	3,500 7,500 6,500

Richard Patricio, Director(4)	2012 2011 2010		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	Nil 100,000 150,000	Nil Nil Nil	Nil Nil Nil	3,500 5,000 5,500

Darren Devine, Director(5)	2012 2011 2010		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	200,000 100,000 200,000	Nil Nil Nil	Nil Nil Nil	7,000 7,000 5,500

Richard Bachmann	2012		Nil		Nil		Nil	500,000	Nil	Nil	Nil

Dr. A. Gorrell	2012		Nil		Nil		Nil	300,000	Nil	Nil	500

Richard Kennedy	2012		Nil		Nil		Nil	300,000	Nil	Nil	500

Neyeska Mut, EVP Operations of Dejour Energy (USA)	2012 2011 2010	US$ US$ US$	200,470 200,470 200,470		Nil Nil Nil	US$ US$ US$	Nil 100,000 Nil	400,000 306,000 194,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Phil Bretzloff, VP and General Counsel	2012 2011 2010		Nil Nil Nil		141,584 130,984 77,401		Nil 13,320 Nil	225,000 140,000 110,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	On January 28, 2013, Mr. Wong resigned from his position as Chief Financial Officer and ceased to be an executive officer of the Corporation on the date of his resignation.
(2)	US$58,000 was paid for relocation expenses reimbursement.
(3)	Mr. Holmes resigned from the Board on July 13, 2012.
(4)	Mr. Patricio resigned from the Board on September 21, 2012.
(5)	Mr. Devine resigned from the Board on April 10, 2013.

Stock Option Grants

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	775,000	$0.20	December 18, 2012	December 17, 2015
Mathew Wong	250,000	$0.20	December 18, 2012	December 17, 2015
Harrison Blacker	775,000	$0.20	December 18, 2012	December 17, 2015
Stephen Mut	375,000	$0.20	December 18, 2012	December 17, 2015
Craig Sturrock	250,000	$0.20	December 18, 2012	December 17, 2015
Darren Devine	200,000	$0.20	December 18, 2012	December 17, 2015
Richard Bachmann	500,000	$0.20	December 18, 2012	December 17, 2015
Dr. A. Gorrell	300,000	$0.20	December 18, 2012	December 17, 2015
Richard Kennedy	300,000	$0.20	December 18, 2012	December 17, 2015
Neyeska Mut	400,000	$0.20	December 18, 2012	December 17, 2015
Phil Bretzloff	225,000	$0.20	December 18, 2012	December 17, 2015
Employees and Consultants	1,702,097	$0.45	February 1, 2012	January 31, 2015
	72,904	$0.45	February 24, 2012	February 23, 2015
	350,000	$0.35	June 11, 2012	June 10, 2015
	3,185,001	$0.20	December 18, 2012	December 17, 2015

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

Long Term Incentive Plan Awards

Long term incentive plan awards (“LTIP”) means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company’s shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2012. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights (“SARs”) means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2012.

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

The bonus plan includes both non-discretionary and discretionary portions.

A)	Executives Non-Discretionary;

Each Eligible Executives will receive a USD$100,000 award should:

i)	Total Shareholder Return % exceeds Total XEG Return % by a minimum of 10% and in addition. For purposes of the bonus plan, “XEG” is defined as the iShares™ CDN Energy Sector Index Fund, trading under the symbol “XEG” on the TSX. Total Shareholder Return and Total XEG Return are based on the 20 days average closing shares price of Dejour shares and XEG on the TSX at the end of each fiscal year.;

ii)	Total Shareholder Return is positive (the share price of Dejour shares is higher at the end of the year, in comparison to, the price of the shares at the beginning of the year).

For example, for fiscal 2011, if Total Shareholder Return % is 20%, while Total XEG Return is 5%, then Dejour’s stock outperformed the XEG by 15% and a USD$100,000 award is payable to each executives. However, this award would only be payable in the event that during the same period shareholder return is positive.

B)	Executives Discretionary;

The Compensation Committee, upon the recommendation of the CEO, shall review (i) performance goals and objectives (“Performance Targets’) for the Company and the subsidiaries for such period and (ii) target awards (“Target Awards’) for each Participant which shall be based on, up to 30% of the Participant’s base compensation, provided however, the Performance Targets for each Executive Participants shall be exactly the same during each year, calculated based on the same percentage of each Participants base compensation, unless otherwise agreed by the Participants.

Such Performance Targets shall include but not be limited to the following:

•	Increase in oil & gas production;

•	Achievement of financial stability and working capital position including compliance with the Company loan covenants;

•	Increase in Proved Developed Production (PDP) Reserves;

•	Increase in Proved and Probable (2P) reserves;

•	Creating significant positive impact on the Company business as demonstrated by significant accomplishments not in the base budget/business plan;

•	Increase in Operating Cash flow and Adjusted EBITDA;

•	Reduce operation costs;

•	Reducing overhead costs;

•	Other factors or extraordinary success, that in the opinion of the Committee, enhance shareholder value.

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2012 to provide pension, retirement or similar benefits for Directors or Senior Management.

C.	Board Practices

Compensation and Corporate Governance Committee

The Company has a Compensation and Corporate Governance Committee composed of three Directors, Richard Kennedy, Dr. A. Gorrell and Richard Bachmann.

Role of the Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee exercises general responsibility regarding overall executive compensation. The Board sets the annual compensation, bonus, options and other benefits of the Chief Executive Officer and approves compensation for all other executive officers of the Corporation after considering the recommendations of the Compensation and Corporate Governance Committee. Each or the members of the Compensation and Corporate Governance Committee has extensive experience in management and compensation procedures.

The members of the Compensation and Corporate Governance Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors.

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this annual report on Form 20-F, the Company’s Audit Committee is comprised of Craig Sturrock and Richard Bachmann.

In the opinion of the Company’s Board of Directors, all the members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE Amex Company Guide). The Audit Committee meets the composition requirements set forth by Section 803B(2) of the NYSE Amex Company Guide. All two members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

At least one member of the audit committee shall have accounting or related financial management expertise. All members of the audit committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

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

Responsibilities and Duties

To fulfill its responsibilities and duties, the audit committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)	Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(c)	Approve, on behalf of the Board, the Corporation’s interim financial statements to be filed pursuant to section 4.3 of NI 51-102, before the Corporation publicly discloses such information.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the audit committee as representatives of the Shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for Shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.	the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.	such services are promptly brought to the attention of the audit committee by the Company and approved prior to the completion of the audit by the audit committee or by one or more members of the audit committee who are members of the Board to whom authority to grant such approvals has been delegated by the audit committee.

Provided the pre-approval of the non-audit services is presented to the audit committee’s first scheduled meeting following such approval such authority may be delegated by the audit committee to one or more independent members of the audit committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

D.	Employees

The Company had the equivalent of approximately 17 full-time employees and consultants during 2012 (Canada: 10 and United States: 7).

E.	Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses as of April 25, 2013, Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management as of April 25, 2013

Title of Class	Name of Beneficial Owner	Note	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson	(1)	9,981,818	6.70%
Common	Stephen Mut	(2)	2,776,001	1.86%
Common	Harrison Blacker	(3)	2,225,678	1.49%
Common	Richard Bachmann	(4)	500,000	0.34%
Common	Dr. A. Gorrell	(5)	300,000	0.20%
Common	Richard Kennedy	(6)	394,900	0.27%
Common	Craig Sturrock	(7)	1,300,000	0.87%
Common	David Matheson	(8)	750,000	0.50%
Common	Neyeska Mut	(9)	900,001	0.60%
Common	Phillip Bretzloff	(10)	509,500	0.34%

	Total Directors/Management		19,637,898	13.17%

(1)	Of these shares, 7,750,000 are represented by common shares, 1,550,000 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 3,400,000 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson.
(2)	Of these shares, 1,701,001 are represented by common shares, 700,000 are represented by vested stock options and 375,000 are represented by currently exercisable share purchase warrants.
(3)	Of these shares, 525,678 are represented by common shares, 1,550,000 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants.
(4)	Of these shares, 150,000 are represented by vested stock options. A further 350,000 stock options have been granted but not yet vested.
(5)	Of these shares, 125,000 are represented by vested stock options. A further 175,000 stock options have been granted but not yet vested.
(6)	Of these shares, 94,900 are represented by common shares, 125,000 are represented by vested stock options. A further 175,000 stock options have been granted but not yet vested.
(7)	Of these shares, 650,000 are represented by common shares, 500,000 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants.
(8)	Of these shares, 162,500 are represented by vested stock options. A further 587,500 stock options have been granted but not yet vested.
(9)	Of these shares, 50,001 are represented by common shares and 850,000 are represented by vested stock options.
(10)	Of these shares, 59,500 are represented by common shares and 450,000 are represented by vested stock options.

All percentages based on 148,916,374 shares outstanding as of April 25, 2013.

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

At the time of grant of any option, the aggregate number of common shares reserved for issuance under the Option Plan (which includes the Sub-Plan) that may be made subject to options any time and from time to time, together with common shares reserved for issuance at that time under any of our other share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares, on a non-diluted basis, on the date of grant of the option. Of this 10%, the number of common shares reserved for issuance to any one participant pursuant to the Sub-Plan in any year may not exceed 5% of our total outstanding common shares on a non-diluted basis. Common shares subject to any option (or portion thereof) under the Option Plan that has been cancelled or otherwise terminated prior to the issuance or transfer of such common shares will again be available for options under the Option Plan. The number of common shares authorized under the Option Plan may be increased, decreased or fixed by the Board of Directors. Subject to adjustment in accordance with the Sub-Plan, a maximum of 18,500,000 common shares, less those common shares issued under the Option Plan, may be issued pursuant to stock options issued under the Sub-Plan. To clarify this rule, notwithstanding the number of options permitted under the US Sub-Plan to a total of 18.5 million, the Company is still bound by its Option Plan whereby the maximum number of shares that can be awarded as options is still 10%, but within the 10% as permitted, up to 18,500,000 can be allocated to the US Sub-Plan. If a stock option terminates, is forfeited or is cancelled without the issuance of any common shares, or any common shares covered by a stock option or to which a stock option relates are not issued for any other reason, then the number of common shares counted against the aggregate number of common shares available under the Sub-Plan with respect to such stock option, to the extent of any such termination, forfeiture, cancellation or other event, will again be available for granting stock options under the Sub-Plan.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 25, 2013:

Stock Options Outstanding as of April 25, 2013

Name	Number of Options Held	Number of Options Vested	Exercise Price per Option	Grant Date	Expiration Date

Robert Hodgkinson	775,000	775,000	$0.20	12/18/2012	12/17/2015
	775,000	775,000	$0.18	4/4/2013	4/3/2016
Stephen Mut	375,000	375,000	$0.20	12/18/2012	12/17/2015
	325,000	325,000	$0.18	4/4/2013	4/3/2016
Harrison Blacker	775,000	775,000	$0.20	12/18/2012	12/17/2015
	775,000	775,000	$0.18	4/4/2013	4/3/2016
Richard Bachmann	500,000	150,000	$0.20	12/18/2012	12/17/2015
Dr. A. Gorrell	300,000	125,000	$0.20	12/18/2012	12/17/2015
Richard Kennedy	300,000	125,000	$0.20	12/18/2012	12/17/2015
Craig Sturrock	250,000	250,000	$0.20	12/18/2012	12/17/2015
	250,000	250,000	$0.18	4/4/2013	4/3/2016
David Matheson	500,000	62,500	$0.20	2/12/2013	2/11/2016
	250,000	100,000	$0.18	4/4//2013	4/3/2013
Neyeska Mut	400,000	400,000	$0.20	12/18/2012	12/17/2015
	450,000	450,000	$0.18	4/4/2013	4/3/2016
Phillip Bretzloff	225,000	225,000	$0.20	12/18/2012	12/17/2015
	225,000	225,000	$0.18	4/4/2013	4/3/2016
Total Officers/Directors	7,450,000	6,162,500

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant’s voting securities. The following table lists as of April 25, 2013 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 25, 2013

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson (1)	9,981,818	6.70%

(1)	Of these shares, 7,750,000 are represented by common shares, 775,000 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 3,600,499 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson.

All percentages based on 148,916,374 shares outstanding as of April 25, 2013.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 25, 2013, there were approximately 7,225 registered holders of the Company’s shares in the United States, with combined holdings of 113,049,118 common shares.

Change of Control

As of the date of this annual report, there were no arrangements known to the Company which may, at a subsequent date, result in a change of control of the Company.

Control by Others

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

B.	Related Party Transactions

During the years ended December 31, 2012 and 2011, the Company entered into the following transactions with related parties:

(a)	Compensation awarded to key management included a total of salaries and consulting fees of $1,194,087 (2011 – $1,771,981) and non-cash stock-based compensation of $412,049 (2011 – $451,071). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2012 is $Nil (December 31, 2011 – $396,618) owing to the companies controlled by the officers of the Company.

(b)	The Company incurred a total of $Nil (2011 - $2,301) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $30,000 (2011 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at December 31, 2012 is $20,288 (December 31, 2011 – $53,668) owing to HEC.

(e)	With respect to the private placement of 11,010,000 units issued at US$0.30 per unit completed in February 2011, directors and officers of the Company purchased 2,000,000 units of this offering (see note 12 to the consolidated financial statements for details).

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(g)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(h)	On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 11 to the consolidated financial statements for details). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011	F-1 - F-41

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2012 and 2011	F-42 - F-49

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

The following table contains the annual high and low market prices for the five most recent fiscal years:

Toronto Stock Exchange (Cdn$)
	High	Low

2012	$0.59	$0.12
2011	$0.61	$0.24
2010	$0.48	$0.29
2009	$0.76	$0.23
2008	$2.17	$0.23

NYSE Amex (US$)
	High	Low

2012	$0.57	$0.12
2011	$0.61	$0.21
2010	$0.50	$0.26
2009	$0.67	$0.12
2008	$2.17	$0.25
2007	$2.95	$1.29

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each fiscal quarter for the two most recent fiscal years and any subsequent period:

Toronto Stock Exchange (Cdn$)
	High	Low

2013
Q1	$0.25	$0.17
2012
Q4	$0.24	$0.16
Q3	$0.26	$0.12
Q2	$0.38	$0.23
Q1	$0.59	$0.35
2011
Q4	$0.61	$0.24
Q3	$0.34	$0.24
Q2	$0.44	$0.30
Q1	$0.51	$0.30

NYSE Amex (US$)
	High	Low

2013
Q1	$0.25	$0.16
2012
Q4	$0.25	$0.16
Q3	$0.26	$0.12
Q2	$0.39	$0.21
Q1	$0.57	$0.34
2011
Q4	$0.61	$0.21
Q3	$0.40	$0.23
Q2	$0.45	$0.31
Q1	$0.53	$0.30

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each of the most recent six months:

Toronto Stock Exchange (Cdn$)
	High	Low

March, 2013	$0.22	$0.17
February, 2013	$0.23	$0.17
January, 2013	$0.25	$0.20
December, 2012	$0.24	$0.17
November, 2012	$0.22	$0.16
October, 2012	$0.24	$0.19

NYSE Amex (US$)
	High	Low

March, 2013	$0.22	$0.16
February, 2013	$0.25	$0.17
January, 2013	$0.24	$0.20
December, 2012	$0.24	$0.19
November, 2012	$0.23	$0.16
October, 2012	$0.25	$0.19

On April 25, 2013, the closing price of our common shares on the TSX was Cdn $0.18 per common share and on the NYSE was US $0.19 per common share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares, no par value, are traded on the TSX under the symbol “DEJ” and are traded on the NYSE Amex under the symbol “DEJ”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 25, 2013, 148,916,374 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

The following are material contracts to which the Company is a party:

Financial Contract with an Unrelated U.S. Oil and Gas Drilling Fund

On December 31, 2012, Dejour USA entered into a financial contract with an unrelated U.S. oil and gas drilling fund (“Drilling Fund”) to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1,147,779;

(b)	The Drilling Fund contributed US$6,500,000 cash directly to a related party drilling company as prepaid drilling costs;

(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;

(d)

The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6,500,000 to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6,466,850 (US$6,500,000). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

Bank Line of Credit

On December 31, 2012, DEAL had a $6,700,000 revolving operating demand loan (“line of credit”) including a letter of credit facility to a maximum of $600,000. The line of credit bore interest at Prime + 1% (total 4% per annum) and was collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. At December 31, 2012, a total of $5,956,749 was outstanding on this facility.

Under the terms of the facility, DEAL was required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ration of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. At December 31, 2012 the Company was in compliance with the working capital ratio requirement.

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 – $5,956,749) revolving operating demand loan under the following terms and conditions:

(c)	“Credit Facility “A” – Revolving Operating Demand Loan – $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(d)	Credit Facility “B” – Non-Revolving Demand Loan – $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the lender’s collateral at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio (as described above) of greater than 1:1 at all times.

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

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

Dividends paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Treaty, or (b) common shares of the Company are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a PFIC for the taxable year during which the Company pays a dividend or for the preceding taxable year. (See the section below under the heading “Passive Foreign Investment Company Rules”).

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

Information Reporting; Backup Withholding Tax For Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, these rules, including the requirement to file an IRS Form 8938.

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

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Company does not believe that it was a PFIC during the tax year ending December 31, 2012. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, if for any given year the Company reaches either of the test standards (i.e., “income test” and “asset test”), it remains a PFIC forever, no matter how active it becomes in the future. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2012 and 2011, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2012, the Company’s receivables consist of $29,973 (2011 – $64,583) from joint interest partners, $493,900 (2011 – $774,100) from oil and natural gas marketers and $24,739 (2011 – $48,498) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2012, $Nil (2011 – $5,787) of accounts receivable are past due.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

The following are the contractual maturities of financial liabilities as at December 31, 2012:

	Carrying amount	2013
	$	$
Accounts payable and accrued liabilities	2,018,542	2,018,542
Bank line of credit	5,956,749	5,956,749

	7,975,291	7,975,291

For the contractual maturities of financial contract liability as at December 31, 2012, see note 11 to the 2012 consolidated financial statements for details.

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2012 and 2011.

The Company was exposed to the following foreign currency risk at December 31:

	2012	2011
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,031,318	1,772,982
Accounts receivable	29,973	69,667
Accounts payable and accrued liabilities	(869,430)	(1,346,564)

Balance sheet exposure	191,861	496,085

The following foreign exchange rates applied for the year ended and as at December 31:

	2012	2011
YTD average USD to CAD	0.9999	1.0170
December 31, reporting date rate	0.9949	0.9893

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $19,186 at December 31, 2012 (2011 – $49,609). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. During the year ended December 31, 2012, the Company was exposed to interest rate fluctuations on its credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate in the year ended December 31, 2012 would have increased or decreased net loss by $58,279. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2012 and 2011.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf in the year ended December 31, 2012 would have decreased or increased net loss by $76,375. The Company had no commodity contracts in place at December 31, 2012.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2012, the Company is in compliance with all covenants (notes 8 and 24).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2012.

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

As of the end of the fiscal year ended December 31, 2012, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management concluded that our disclosure controls and procedures were effective. The applicable information was filed on a timely basis with the Canadian securities regulators on SEDAR and was publicly accessible on www.SEDAR.com and on the Company’s website, but was not timely furnished on Edgar on Form 6-K. We have taken steps designed to ensure that future information required to be furnished on Form 6-K will be so furnished on a timely basis.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.	Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2012 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have a financial expert, as defined by the US Securities and Exchange Commission, serving on the Company’s “Audit Committee”. In 2011, the Company adopted “International Financial Reporting Standards” (“IFRS”) to comply with Canadian public company reporting standards. The Audit Committee members do not, as yet, have sufficient experience and in-depth understanding of IFRS to qualify as experts.

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

During the fiscal year ended December 31, 2012, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2012 and December 31, 2011. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2012	Year ended December 31, 2011
	$	$
Audit Services (1)	229,950	152,639
Audit Related Services (2)	100,430	251,853
Tax Services (3)	11,210	Nil
All Other Fees (4)	27,850	24,691

NOTES:

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2012 and 2011, the services provided in this category included reviews on IFRS conversion, consultation on accounting and audit-related matters, and review of reserves disclosure.
(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2012 and 2011, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.
(4)	During fiscal 2012 and 2011, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2012.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Report of Independent Registered Chartered Accountants, dated March 28, 2013

Consolidated Balance Sheets at December 31, 2012 and 2011

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2012, 2011 and 2010.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2012, 2011 and 2010.

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2012 and 2011

ITEM 19.	EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011.	F-1 - F-41

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2012 and 2011	F-42 - F-49

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles (1)

1.2	Notice of Articles (1)

1.3	Certificate of Continuation (1)

1.4	Notice of Alteration (1)

1.5	Certificate of Name Change (1)

1.6	Amendment to Articles to Include Special Rights (1)

4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006 (3)

4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)

4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)

4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)

4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)

4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)

4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)

4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)

4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)

4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)

4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)

4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)

4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)

4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)

4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)

4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)

EXHIBIT NUMBER	DESCRIPTION

4.17	Option Plan (1)

4.18	Option Plan (Sub-Plan) (1)

4.19	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated May 11, 2012*

4.20	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated October 3, 2012*

4.21	Financial Contract with Bakken Drilling Fund III, LP dated December 31, 2012*

4.22	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated March 25, 2013*

8.1	List of Subsidiaries (7)

12.1	Certification of CEO Pursuant to Rule 13a-14(a)*

12.2	Certification of CFO Pursuant to Rule 13a-14(a)*

13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*

15.1	Consent of BDO Canada LLP*

15.2	Consent Letter from AJM Deloitte, LLP*

15.3	Consent Letter from Gustavson Associates*

99.1	Reserve and Resource Estimation and Economic Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by AJM Deloitte, Effective December 31, 2012*

99.2	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado Prepared by Gustavson Associates, Effective January 1, 2013*

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously Filed.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DEJOUR Energy Inc.

Dated:	April 25, 2013	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2012

Tel: 403 266 5608	BDO Canada LLP
Fax: 403 233 7833	620, 903 - 8th Avenue SW
www.bdo.ca	Calgary AB T2P 0P7 Canada

Report of Independent Registered Chartered Accountants

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc., which comprise the consolidated balance sheets as at December 31, 2012, and December 31, 2011 and the statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2012, December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2012, and December 31, 2011 and its financial performance and its cash flows for each of the years ended December 31, 2012, December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Emphasis of Matter

Without qualifying our audit opinion, we draw attention to the Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $8,557,281, an accumulated deficit of $88,262,350 and was presented subsequent to year end with a Commitment Letter for a new demand credit facility totaling $5,950,000 comprised of a $3,700,000 revolving operating loan and a $2,250,000 non-revolving demand loan. The $2,250,000 non-revolving demand loan is repayable by monthly installments of $200,000 commencing March 26, 2013 and a final payment of $1,450,000 on June 30, 2013. These conditions, with the other matters described in Note 2, indicate the existence of a material uncertainty that cause substantial doubt about the Company’s ability to continue as a going concern.

CHARTERED ACCOUNTANTS

/s/ BDO Canada LLP
Calgary, Alberta
March 28, 2013

DEJOUR ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	Note	December 31, 2012	December 31, 2011
		$	$
ASSETS
Current
Cash and cash equivalents		1,508,237	2,487,850
Accounts receivable		548,612	887,181
Share subscription receivable	12	—	516,246
Prepaids and deposits		91,526	100,848

Current Assets		2,148,375	3,992,125
Non-current
Deposits		391,651	403,764
Exploration and evaluation assets	5	3,889,110	5,282,652
Property and equipment	6	21,143,873	19,759,897

Total Assets		27,573,009	29,438,438

LIABILITIES
Current
Bank line of credit	8	5,956,749	5,545,457
Accounts payable and accrued liabilities		2,018,542	3,957,893
Warrant liability	9	1,425,087	2,245,210
Current portion of financial contract liability	11	1,305,278	—

Current Liabilities		10,705,656	11,748,560
Non-current
Decommissioning liability	10	1,428,928	1,338,853
Other liabilities		31,670	43,989
Financial contract liability	11	5,161,572	—

Total Liabilities		17,327,826	13,131,402

SHAREHOLDERS’ EQUITY
Share capital	12	90,273,576	85,075,961
Contributed surplus	14	8,802,360	8,133,877
Deficit		(88,262,350)	(76,509,825)
Accumulated other comprehensive loss	21	(568,403)	(392,977)

Total Shareholders’ Equity		10,245,183	16,307,036

Total Liabilities and Shareholders’ Equity		27,573,009	29,438,438

Subsequent Event - Note 24

Approved on behalf of the Board:

“signed Robert Hodgkinson”	“signed Darren Devine”
Robert Hodgkinson - Director	Darren Devine - Director

The accompanying notes are an integral part of these consolidated financial statements.	F-4

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

		Year ended December 31
	Note	2012	2011	2010
		$	$	$
REVENUES AND OTHER INCOME
Gross revenues		6,881,826	8,824,345	8,085,627
Royalties		(1,116,004)	(1,627,881)	(1,311,767)

Revenues, net of royalties		5,765,822	7,196,464	6,773,860
Financial instrument gain (loss)		(54,819)	(58,728)	67,922
Other income		32,609	33,627	36,602

Total Revenues and Other Income	20	5,743,612	7,171,363	6,878,384

EXPENSES
Operating and transportation		3,793,227	2,499,480	2,608,889
General and administrative		3,432,952	4,042,328	3,383,266
Finance costs		587,542	867,645	1,092,092
Stock based compensation	14	866,586	662,338	765,443
Foreign exchange loss (gain)		189,084	97,987	27,692
Loss on settlement of decommissioning liability		91,898	—	—
Gain on disposal of E&E assets		(299,088)	—	—
Amortization, depletion and impairment losses	7	10,676,023	8,651,632	4,684,867
Change in fair value of warrant liability	9	(1,842,087)	1,580,380	(68,097)

Total Expenses		17,496,137	18,401,790	12,494,152

Loss before income taxes		(11,752,525)	(11,230,427)	(5,615,768)

Deferred tax recovery	17	—	187,145	491,863

Loss for the period		(11,752,525)	(11,043,282)	(5,123,905)

Foreign currency translation adjustment		(175,426)	292,025	(685,002)

Comprehensive gain (loss)		(11,927,951)	(10,751,257)	(5,808,907)

Loss per common share – basic and diluted	15	(0.083)	(0.092)	(0.051)

The accompanying notes are an integral part of these consolidated financial statements.	F-5

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital	Contributed Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2012		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036
Shares issued via private placements, net of issuance costs	12	18,130,305	3,248,011				3,248,011
Issue of shares on exercise of warrants and options	12	3,893,683	1,465,812				1,465,812
Warrant liability reallocated on exercise of warrants	12		285,689				285,689
Contributed surplus reallocated on exercise of options	12		198,103	(198,103)			—
Stock-based compensation	13			866,586			866,586
Net loss					(11,752,525)		(11,752,525)
Foreign currency translation adjustment						(175,426)	(175,426)

Balance as at December 31, 2012		148,916,374	90,273,576	8,802,360	(88,262,350)	(568,403)	10,245,183

Balance as at January 1, 2011		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947
Shares issued via private placements, net of issuance costs		11,010,000	2,693,813				2,693,813
Issue of shares on exercise of warrants and options		5,701,841	2,090,647				2,090,647
Warrant liability reallocated on exercise of warrants			738,548				738,548
Contributed surplus reallocated on exercise of options	12		167,070	(167,070)			—
Stock-based compensation	13			662,338			662,338
Net loss					(11,043,282)		(11,043,282)
Foreign currency translation adjustment						292,025	292,025

Balance as at December 31, 2011		126,892,386	85,075,961	8,133,877	(76,509,825)	(392,977)	16,307,036

Balance as at January 1, 2010		95,791,038	75,810,350	6,873,166	(60,342,637)	(99,894)	22,240,985
Shares issued via private placements, net of issuance costs	12	14,389,507	3,575,533				3,575,533
Stock-based compensation	13			765,443			765,443
Net loss					(5,123,905)		(5,123,905)
Realized financial instrument loss						99,894	99,894
Foreign currency translation adjustment						(685,002)	(685,002)

Balance as at December 31, 2010		110,180,545	79,385,883	7,638,609	(65,466,543)	(685,002)	20,872,947

*	Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	F-6

DEJOUR ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		Year ended December 31
	Note	2012	2011	2010
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(11,752,525)	(11,043,282)	(5,123,905)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		10,676,023	8,651,632	4,684,867
Stock based compensation		866,586	662,338	765,443
Non-cash general and administrative expenses		52,884	21,993	99,804
Loss on settlement of decommissioning liability		91,898	—	—
Gain on disposal of E&E assets		(299,088)	—	—
Deferred tax recovery		—	(187,145)	(491,863)
Change in fair value of warrant liability		(1,842,087)	1,580,380	(68,097)
Amortization of deferred leasehold inducement		(12,313)	(8,207)	(8,205)

Changes in non-cash operating working capital	15	(1,008,559)	442,315	488,024

Total Cash Flows from (used in) Operating Activities		(3,227,181)	120,024	346,068

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		12,113	38,497	(12,855)
E&E expenditures		(447,933)	(225,379)	(539,233)
Additions to property and equipment		(4,037,552)	(8,134,997)	(4,499,478)
Proceeds from sale of E&E assets		352,559	—
Proceeds from sale of property and equipment		2,266	1,238	1,603,971
Changes in non-cash investing working capital	15	(582,901)	888,236	(357,424)

Total Cash Flows from (used in) Investing Activities		(4,701,448)	(7,432,405)	(3,805,019)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of line of credit		411,292	5,545,457	(850,000)
Advance (repayment) of bridge loan		—	(4,800,000)	4,800,000
Advance (repayment) of loans from related parties & other liabilities		—	(229,512)	(2,208,067)
Shares issued on exercise of warrants and options		1,465,812	2,090,647	—
Shares issued for cash, net of share issue costs		4,555,666	3,004,429	3,983,509
Changes in non-cash financing working capital	15	516,246	(568,315)	(241,662)

Total Cash Flows from (used in) Financing Activities		6,949,016	5,042,706	5,483,780

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(979,613)	(2,269,675)	2,024,829
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		2,487,850	4,757,525	2,732,696

CASH AND CASH EQUIVALENTS, END OF PERIOD		1,508,237	2,487,850	4,757,525

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.	F-7

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE - AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 - 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 28, 2013.

NOTE 2 – BASIS OF PRESENTATION

(a)	Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the Internal Financial Reporting Interpretations Committee (“IFRIC”) and adopted by the Canadian Institute of Chartered Accountants (“CICA”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8,557,281 and accumulated deficit of $88,262,350.

Subsequent to December 31, 2012, DEAL was informed by its Canadian Bank (“Bank”) that the value of the petroleum and natural gas reserves assigned to the Bank by the Company as partial security for its $6,050,000 (December 31, 2012 - $5,956,749) revolving line of credit was deficient for loan collateral purposes. On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 - $5,956,749) as a revolving operating demand loan as “Credit Facility A” in the amount of $3,700,000 and a non-revolving demand loan “Credit Facility B” in the amount of $2,250,000. The terms and conditions of the new Credit Facilities including “Credit Facility B” loan repayments of $200,000 per month commencing March 26, 2013 and all amounts outstanding under Credit Facility “B” ($1,450,000) payable in full on June 30, 2013, are described in note 8.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)	Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in note 3.

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

Items included in the financial statements of each consolidated entity in the group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation and functional currency.

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities - at the closing rate as at the balance sheet date, and income and expenses - at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income (loss) as cumulative translation differences.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

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

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency differences arising on translation are recognized in profit or loss. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the balance sheet date. Nonmonetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

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

For the Year Ended December 31, 2012, 2011 and 2010

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

Depletion and Depreciation

Oil and gas development and production assets are depreciated, by significant component, on a unit-of-production basis over proved and probable reserve volumes, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated by taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Changes in reserve estimates are dealt with prospectively. Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and gas liquids.

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

Derecognition

The carrying amount of an item of property and equipment is derecognized on disposal, when no beneficial interest is retained, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition is included in profit or loss when the item is derecognized and is measured as the difference between the net disposal proceeds, if any, and the carrying amount of the item. The date of disposal is the date when the Company is no longer subject to the risks of ownership and is no longer the beneficiary of the rewards of ownership. Where the asset is derecognized, the date of disposal coincides with the date the revenue from the sale of the asset is recognized.

On the disposition of an undivided interest in a property, where an economic benefit remains, the Company recognizes the farm out only on the receipt of consideration by reducing the carrying amount of the related property with any excess recognized in profit or loss of the period.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

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

Jointly controlled assets and operations

The Company has certain exploration and production activities that are conducted under joint operating agreements whereby two or more parties jointly control the assets. These financial statements reflect only the Company’s share of these jointly controlled assets and, once production commences, a proportionate share of the relevant revenue and related costs.

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

For the Year Ended December 31, 2012, 2011 and 2010

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

When the value of goods or services received in exchange for the share-based payment to non-employees cannot be reliably estimated, the fair value of the share-based payment is measured by use of a valuation model to measure the value of the equity instruments issued. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

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

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial instruments

Financial assets

Financial assets are classified as one of the following categories. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company’s loans and receivables comprise cash and cash equivalents and accounts and other receivables.

Held-to-maturity investments

Held to maturity investments are initially measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. The Company does not currently have any held-to-maturity investments.

Available-for-sale assets

Available-for-sale assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized or impairment is viewed as other than temporary, at which time they will be recorded in profit or loss. The Company does not currently have any available-for-sale assets.

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

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, line of credit and financial contract liabilities. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

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

As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital. At each reporting period, for those outstanding warrants, the liability change between reporting periods is recorded in the consolidated statement of comprehensive income (loss).

Financial instrument measurement

If the market value for a financial instrument is not active the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

(j)	Impairment

Impairment of financial assets

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

Non-financial assets

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

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Impairment (continued)

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

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

Production taxes

Royalties, resource rent taxes and revenue-based taxes are accounted for under International Accounting Standards (‘IAS’) 12 when they have characteristics of an income tax. This is considered to be the case when they are imposed under Government authority and the amount is payable based on taxable income, rather than based on quantity produced or as a percentage of revenue, after adjustment for temporary differences. For such arrangements, current and deferred tax is provided on the same basis as described above for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as a reduction of revenues.

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

For the Year Ended December 31, 2012, 2011 and 2010

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

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2013 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

•

IFRS 7 Financial Instruments: Disclosures, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014.

•

IFRS 9 Financial Instruments is part of the IASB’s wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015.

•

IFRS 10 Consolidated Financial Statements is the result of the IASB’s project to replace Standing Interpretations Committee 12, Consolidation - Special Purpose Entities and the consolidation requirements of IAS 27, Consolidated and Separate Financial Statements. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard is effective for annual periods beginning on or after January 1, 2013.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

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

•

IAS 1, Presentation of Financial Statements was amended in June 2011. This standard requires companies preparing financial statements under IFRS to group items within Other Comprehensive Income (OCI) that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective as of January 1, 2013.

•

IAS 28 Investments in Associates and Joint Ventures, prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture). The standard is effective for annual periods beginning on or after January 1, 2013.

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

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

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

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

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2012, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and two CGUs in the United States (Kokopelli and South Rangely).

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 4 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Financial instrument

When estimating the fair value of financial instruments, the Company uses third-party models and valuation methodologies that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

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

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2011	533,085	41,060	27,500,879	28,075,024
Additions	—	22,727	966,980	989,707
Transfers to property and equipment (Note 6)	—	—	(1,352,620)	(1,352,620)
Change in decommissioning provision	—	9,246	—	9,246
Disposals	—	(1,481)	—	(1,481)
Foreign currency translation and other	—	—	657,088	657,088

Balance at December 31, 2011	533,085	71,552	27,772,327	28,376,964
Additions	—	2,488	314,928	317,416
Change in decommissioning provision	—	(23,298)	—	(23,298)
Disposals	—	—	(2,132,074)	(2,132,074)
Foreign currency translation and other	—	(28,240)	(492,498)	(520,738)

Balance at December 31, 2012	533,085	22,502	25,462,683	26,018,270

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2011	(9,880)	—	(17,807,885)	(17,817,765)
Impairment losses (Note 7)	—	—	(4,886,261)	(4,886,261)
Foreign currency translation and other	—	—	(390,286)	(390,286)

Balance at December 31, 2011	(9,880)	—	(23,084,432)	(23,094,312)
Impairment losses (Note 7)	(261,000)	—	(1,244,731)	(1,505,731)
Disposals	—	—	2,083,245	2,083,245
Foreign currency translation and other	—	—	387,638	387,638

Balance at December 31, 2012	(270,880)	—	(21,858,280)	(22,129,160)

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2011	523,205	71,552	4,687,895	5,282,652
At December 31, 2012	262,205	22,502	3,604,403	3,889,110

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2012, the Company holds oil and gas leases in the Piceance, Parados and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2012, the Company sold its working interests in certain oil and gas leases in the areas of Colorado and Utah to unrelated third parties for gross proceeds of $351,078 (US$352,306).

During the year ended December 31, 2012, the Company capitalized $103,547 (December 31, 2011 - $38,257) of general and administrative costs related to its US oil and gas interests.

The E&E asset impairment is $1,244,731, $4,886,261 and $822,015 for the year ended December 31, 2012, December 31, 2011 and December 31, 2010, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction less estimated costs to sell. There was no recoverable amount on expired leases.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Corporate and Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2011	16,191,797	1,695,655	298,057	18,185,509
Additions	6,457,404	866,097	28,867	7,352,368
Transfers from exploration and evaluation assets	—	1,352,620	—	1,352,620
Change in decommissioning provision	500,284	121,030	—	621,314
Disposals	—	—	(2,407)	(2,407)
Foreign currency translation and other	—	40,372	1,395	41,767

Balance at December 31, 2011	23,149,485	4,075,774	325,912	27,551,171
Additions	1,420,285	9,074,706	6,718	10,501,709
Change in decommissioning provision	130,694	(658)	—	130,036
Disposals	—	—	(16,957)	(16,957)
Foreign currency translation and other	—	(74,030)	(1,664)	(75,694)

Balance at December 31, 2012	24,700,464	13,075,792	314,009	38,090,265

	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Corporate and Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2011	(3,814,045)	—	(196,483)	(4,010,528)
Amortization and depletion (Note 7)	(2,366,156)	—	(37,198)	(2,403,354)
Impairment losses (Note 7)	(937,939)	(424,078)	—	(1,362,017)
Disposals	—	—	1,169	1,169
Foreign currency translation and other	—	(15,832)	(712)	(16,544)

Balance at December 31, 2011	(7,118,140)	(439,910)	(233,224)	(7,791,274)
Amortization and depletion (Note 7)	(2,736,968)	—	(29,411)	(2,766,379)
Impairment losses (Note 7)	(4,912,572)	(1,491,341)	—	(6,403,913)
Disposals	—	—	10,055	10,055
Foreign currency translation and other	—	4,295	824	5,119

Balance at December 31, 2012	(14,767,680)	(1,926,956)	(251,756)	(16,946,392)

	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Corporate and Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2011	16,031,345	3,635,864	92,688	19,759,897
At December 31, 2012	9,932,784	11,148,836	62,253	21,143,873

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Canadian Oil and Gas Interests

At December 31, 2012, the Company had 5 property leases held on its behalf by a third party.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proven reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2012 included estimated future development costs of $Nil (December 31, 2011 - $Nil; December 31, 2010 - $3,970,000) associated with the development of proved undeveloped reserves. There was no depletion on US properties during the year as US properties were not tied into production as of December 31, 2012.

During the year ended December 31, 2012, the Company capitalized $1,625 (December 31, 2011 - $87,424) of general and administrative costs related to its Canadian oil and gas interests.

At December 31, 2012, the Company performed an impairment test on certain oil and gas interests to assess the recoverable value of these properties when indicators of impairment were present.

The Developed and Proved (D&P) asset impairment is $4,912,572, $937,939 and $360,268 for the year ended December 31, 2012, December 31, 2011 and December 31, 2010, respectively. The impairment was recognized because the carrying value of certain cash generating units exceeded the recoverable amount. The impairment was recognized based on the difference between the carrying value of cash generating unit and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on observable market prices for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell.

The benchmark prices on which the December 31, 2012 impairment indicators were assessed are as follows:

	Natural gas (AECO) Cdn $ / mmbtu	Condensate (Edmonton Pentanes Plus) Cdn $ / bbl	Crude oil (Edmonton Par) Cdn $ / bbl
2013	3.20	89.25	85.00
2014	3.75	88.95	84.70
2015	4.05	93.90	89.45
2016	4.35	95.75	91.20
2017	4.65	94.30	89.80

Each benchmark price increased on average approximately 2% from 2017 and thereafter

United States Oil and Gas Interests

During the year ended December 31, 2012, the Company capitalized $538,634 (December 31, 2011—$617,090) of general and administrative costs related to its US oil and gas interests. During fiscal 2012 and 2011, the Company did not have any production from its US oil and gas interests and accordingly did not deplete any of its US oil and gas interests.

The D&P asset impairment is $1,491,341, $424,078 and nil for the year ended December 31, 2012, December 31, 2011 and December 31, 2010, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. Value in use was determined using cash flows discounted at 13%.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

The benchmark prices on which the December 31, 2012 impairment indicators were assessed are as follows:

Natural gas (Henry Hub) US$ / mmbtu
2013	2.33
2014	2.81
2015	3.02
2016	3.21
2017	3.46
2018	3.64
2019	3.75
2020	4.00
2021	4.26
2022	4.52
2023	4.82
2024	5.11
2025 and thereafter	5.46

*	At December 31, 2012, the US$ to CAD$ exchange rate was 0.9949.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2012	2011	2010
	$	$	$
Exploration and Evaluation Assets (E&E assets)
Impairment losses (Note 5)	1,505,731	4,886,261	831,895

Property and Equipment (D&P assets)
Amortization and depletion (Note 6)	2,766,379	2,403,354	3,492,704
Impairment losses (Note 6)	6,403,913	1,362,017	360,268

	10,676,023	8,651,632	4,684,867

NOTE 8 – BANK LINE OF CREDIT

On December 31, 2012, DEAL had a $6,700,000 revolving operating demand loan (“line of credit”) including a letter of credit facility to a maximum of $600,000. The line of credit bore interest at Prime + 1% (total 4% per annum) and was collateralized by a $10,000,000 debenture over all assets of DEAL and a $10,000,000 guarantee from Dejour Energy Inc. At December 31, 2012, a total of $5,956,749 was outstanding on this facility.

Under the terms of the facility, DEAL was required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ration of (i) current assets (including any undrawn and authorized availability under the facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. At December 31, 2012 the Company was in compliance with the working capital ratio requirement.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 8 – BANK LINE OF CREDIT (continued)

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 (December 31, 2012 - $5,956,749) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility “A” - Revolving Operating Demand Loan - $3,700,000, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime +1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)	Credit Facility “B” - Non-Revolving Demand Loan - $2,250,000. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10,000,000 first floating charge over all the assets of DEAL, a general assignment of DEAL’S book debts, a $10,000,000 debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. The Credit Facilities are subject to bank renewal on or before June 30, 2013.

Prior to each advance under the Credit Facilities, DEAL is required to (i) provide the Bank with certain additional security required by the Bank; (ii) satisfy the Bank that no further default or event of default exists and that no material adverse effect has occurred with respect to DEAL, any guarantor or the collateral; (iii) satisfy the Bank that all representations and warranties of DEAL and all guarantors are true and correct; and (iv) execute any other document that may be reasonably requested by the Bank.

Further, in the event the Company accesses the debt or equity markets to source cash during the period from March 26, 2013 to June 30, 2013, or sells certain assets for cash, then the proceeds will be applied as follows: (i) full repayment of the balance outstanding under Credit Facility “B” on or before June 30, 2013 and (ii) a shortfall, if any, between the amount of Credit Facility “A” at June 30, 2013 and the underlying value of the lender’s collateral at that date.

Under the terms of the facility, DEAL is required to maintain an adjusted working capital ratio (as described above) of greater than 1:1 at all times.

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

	#	$

Balance at January 1, 2010	8,075,000	1,160,859
Change in fair value	—	(68,097)

Balance at December 31, 2010	8,075,000	1,092,762
Granted, investor warrants	5,505,002	310,616
Exercise of warrants – value reallocation	(3,460,418)	(738,548)
Change in fair value	—	1,580,380

Balance at December 31, 2011	10,119,584	2,245,210
Granted, investor warrants	13,597,729	1,307,653
Exercise of warrants – value reallocation (Note 12)	(2,419,584)	(285,689)
Change in fair value	—	(1,842,087)

Balance at December 31, 2012	21,297,729	1,425,087

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 9 – WARRANT LIABILITY (continued)

As described in Note 12, in June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these granted investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31, 2012		June 4, 2012		December 31, 2011

Exercise price	US$	0.40	US$	0.40	US$	0.39
Share price	US$	0.22	US$	0.24	US$	0.52
Expected volatility		85%		91%		83%
Expected life		3.55 years		5 year		2.29 years
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.5%		0.7%		0.3%

During the year ended December 31, 2012, 2,419,584 US$ warrants were exercised (December 31, 2011 - 3,460,418).

NOTE 10 – DECOMMISSIONING LIABILITY

The total decommissioning liabilities were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2012 to be approximately $1,928,000 (December 31, 2011 - $1,635,000). These decommissioning liabilities are expected to be settled over the next 20 years with the majority of costs incurred between 2016 and 2030.

	Canadian Oil and Gas Properties (1)	United States Oil and Gas Properties (1)	Total
	$	$	$
Balance at January 1, 2011	706,082	—	706,082
Liabilities incurred during the year	231,767	118,567	350,334
Change in estimated future cash flows	277,764	2,463	280,227
Actual costs incurred	(18,332)	—	(18,332)
Unwinding of discount	19,642	900	20,542

Balance at December 31, 2011	1,216,923	121,930	1,338,853
Change in estimated future cash flows	107,400	(688)	106,712
Disposals	(34,363)	—	(34,363)
Actual costs incurred and other	(4,256)	(2,661)	(6,917)
Unwinding of discount	22,478	2,165	24,643

Balance at December 31, 2012	1,308,182	120,746	1,428,928

(1)	relates to property and equipment (note 6)

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 10 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at December 31, 2012:
Discount rate	1.72%	1.82%
Inflation rate	2.50%	2.50%

As at December 31, 2011:
Discount rate	1.67%	1.72%
Inflation rate	2.00%	2.00%

NOTE 11 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with an unrelated U.S. oil and gas drilling fund (“Drilling Fund”) to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1,147,779;

(b)	The Drilling Fund contributed US$6,500,000 cash directly to a related party drilling company as prepaid drilling costs;

(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;

(d)	The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6,500,000 to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6,466,850 (US$6,500,000). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 11 – FINANCIAL CONTRACT LIABILITY (continued)

	US$	CAD$
Loan advance	6,500,000	6,466,850
Less: Current portion of financial contract liability	(1,311,969)	(1,305,278)

Non-current portion of financial contract liability	5,188,031	5,161,572

The reduction in the financial contract liability is estimated to be:

	US$	CAD$
2013	1,311,969	1,305,278
2014	917,943	913,261
2015	602,166	599,095

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	Common Shares
	# of Shares	$ Value of shares
Balance at January 1, 2010	95,791,038	75,810,350
– Shares issued via private placements, net of issuance costs	14,389,507	3,983,508
– flow through share liability	—	(407,975)

Balance at December 31, 2010	110,180,545	79,385,883
– Issue of shares on exercise of warrants and options	4,751,841	1,574,401
– Warrant liability reallocated on exercise of warrants	—	738,548
– Contributed surplus reallocated on exercise of options	—	167,070
– Shares issued via private placements, net of issuance costs	11,010,000	2,693,813
– Subscriptions receivable on exercise of options	950,000	516,246

Balance at December 31, 2011	126,892,386	85,075,961
– Issue of shares on exercise of warrants and options	3,893,683	1,465,812
– Warrant liability reallocated on exercise of warrants	—	285,689
– Contributed surplus reallocated on exercise of options	—	198,103
– Shares issued via private placements, net of issuance costs	18,130,305	3,248,011

Balance at December 31, 2012	148,916,374	90,273,576

During the year ended December 31, 2012, the Company completed the following:

In June 2012, the Company completed a private placement of 18,130,305 units at US$0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,133 (US$4,713,879). In connection with this private placement, the Company paid finders’ fees of $294,655 (US$282,833) and other related costs of $ 187,442. The grant date fair value of the warrants, estimated to be $1,307,653, has been recognized as a derivative financial liability (Note 9). Issue costs of $128,628 related to the warrants were expensed.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 12 – SHARE CAPITAL (continued)

During the year ended December 31, 2012, 2,968,683 warrants denominated in US dollars (including 549,099 agents’ warrants) were exercised with an average common share market price of US$0.47 and 925,000 stock options were exercised with an average common share market price of $0.51.

During the year ended December 31, 2011, the Company completed the following:

At December 31, 2011 the Company had subscriptions receivable in the amount of $516,246. The subscriptions receivable balance was received in full in January 2012.

In February 2011, the Company completed a private placement of 11,010,000 units at US$0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were $3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of $196,694 (US$199,710) and other related costs of $119,602. The grant date fair value of the warrants, estimated to be $310,616, has been recognized as a derivative financial liability (Note 9). Issue costs of $32,084 related to the warrants were expensed. Directors and Officers of the Company purchased 2,000,000 units of this offering.

In January 2011, the Company renounced $888,940 flow-through funds to investors, using the look-back rule. The flow- through funds had been fully spent by February 28, 2011. As a result of the renunciation, a deferred income tax recovery of $187,145 was recognized on settlement of the flow-through share liability.

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

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 12 – SHARE CAPITAL (continued)

In January 2010, the Company renounced $1,626,199 flow-through funds to investors, using the look-back rule. The flow- through funds had been fully spent by February 28, 2010. As a result of the renunciation, a deferred income tax recovery of $271,033 was recognized on settlement of the flow-through share liability.

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

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

The following table summarizes information about outstanding stock option transactions:

	Number of options	Weighted average exercise price
		$
Balance at January 1, 2010	4,416,682	0.45
Options granted	3,573,000	0.35
Options cancelled (forfeited)	(400,000)	0.39
Options expired	(643,182)	0.46

Balance at December 31, 2010	6,946,500	0.40
Options granted	3,212,500	0.35
Options exercised	(1,150,000)	0.35
Options forfeited	(200,000)	0.40
Options expired	(305,000)	0.45

Balance at December 31, 2011	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 12)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42

Balance at December 31, 2012	14,389,626	0.29

Details of the outstanding and exercisable stock options as at December 31, 2012 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number of options	exercise price	contractual life (years)	Number of options	exercise price	contractual life (years)
		$			$
$0.20	7,535,001	0.20	2.68	6,213,088	0.20	2.69
$0.35	4,219,000	0.35	1.67	4,219,000	0.35	1.67
$0.45	2,635,625	0.45	1.11	2,227,875	0.45	1.11

	14,389,626	0.29	2.10	12,659,963	0.29	2.07

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)	Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2012	2011	2010

Fair value at grant date	$0.08	$0.15	$0.19
Exercise price	$0.25	$0.35	$0.35
Share price	$0.25	$0.36	$0.35
Expected volatility	82.70%	74.33%	103.48%
Expected option life	1.59 years	2.10 years	2.04 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.12%	1.65%	1.41%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 5.90% (2011 - 9.92% and 2010 - 10.10%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation of $866,586 (December 31, 2011 - $662,338 and December 31, 2010 - $765,443) was expensed during the year ended December 31, 2012.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of warrants	Weighted average exercise price
		$
Balance at January 1, 2010	14,736,150	0.47
Warrants granted	6,274,305	0.41

Balance at December 31, 2010	21,010,455	0.44
Warrants granted	5,505,002	0.37
Warrants exercised	(4,551,841)	0.37
Warrants expired	(3,540,026)	0.48

Balance at December 31, 2011	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised (Note 12)	(2,968,683)	0.37

Balance at December 31, 2012	29,052,636	0.42

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share Purchase Warrants (continued)

Details of the outstanding and exercisable warrants as at December 31, 2012 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number of warrants	exercise price	contractual life (years)	Number of warrants	exercise price	contractual life (years)
		$			$
$0.40	3,642,856	0.40	2.88	3,642,856	0.40	2.88
$0.55	4,015,151	0.55	1.47	4,015,151	0.55	1.47
$0.40 US	7,700,000	0.40	1.98	7,700,000	0.40	1.98
$0.40 US	13,597,729	0.40	4.42	13,597,729	0.40	4.42
$0.46 US	96,900	0.46	1.84	96,900	0.46	1.84

	29,052,636	0.42	3.17	29,052,636	0.42	3.17

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants (Note 9). 13,597,729 warrants with an exercise price of US$0.40 and expiry date of June 4, 2017 can be exercised after December 4, 2012.

NOTE 14 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company’s contributed surplus balance are as follows:

$
Balance of January 1, 2010	6,873,166
Stock based compensation	765,443

Balance at December 31, 2010	7,638,609
Stock based compensation	662,338
Exercise of options – value reallocation	(167,070)

Balance at December 31, 2011	8,133,877
Stock based compensation	866,586
Exercise of options – value reallocation	(198,103)

Balance at December 31, 2012	8,802,360

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)	Changes in non-cash working capital consisted of the following:

	For the year ended December 31,
	2012	2011	2010
	$	$	$
Changes in non-cash working capital:
Accounts receivable	338,569	(198,555)	36,147
Share subscription receivable	516,246	(516,246)	—
Prepaids and deposits	9,322	(8,110)	33,528
Accounts payable and accrued liabilities	(1,939,351)	1,485,147	(180,737)

	(1,075,214)	762,236	(111,062)

Comprised of:
Operating activities	(1,008,559)	442,315	488,024
Investing activities	(582,901)	888,236	(357,424)
Financing activities	516,246	(568,315)	(241,662)

	(1,075,214)	762,236	(111,062)

Other cash flow information:
Cash paid for interest	234,290	439,987	576,549
Income taxes paid	—	—	—

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2012	2011	2010
Weighted average common shares outstanding
Basic	141,056,221	120,300,214	99,788,625
Diluted	141,056,221	120,300,214	99,788,625

(c)	The Company had the following non-cash transaction:

	Year ended December 31,
	2012	2011	2010

	$	$	$
Non-cash financing for drilling operations of property and equipment (note 11)	6,466,850	—	—

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 16 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2011 and 2010, the Company entered into the following transactions with related parties:

(a)	Compensation awarded to key management included a total of salaries and consulting fees of $1,194,087 (2011 - $1,771,981 and 2010 - $1,215,191) and non-cash stock-based compensation of $412,049 (2011 - $451,071 and 2010 - $486,018). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2012 is $Nil (December 31, 2011 - $396,618 and December 31, 2010 - $12,000) owing to the companies controlled by the officers of the Company.

(b)	The Company incurred a total of $Nil (2011 - $2,301 and 2010 - $268,440) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $30,000 (2011 - $30,000 and 2010 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts receivable at December 31, 2012 is $Nil (December 31, 2011 - $Nil and December 31, 2010 - $967) owing from HEC. Included in accounts payable and accrued liabilities at December 31, 2012 is $20,288 (December 31, 2011 - $53,668 and December 31, 2010 - $166,139) owing to HEC.

(e)	With respect to the private placement of 11,010,000 units issued at US$0.30 per unit completed in February 2011, directors and officers of the Company purchased 2,000,000 units of this offering (see Note 12).

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(g)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(h)	On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 11). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

(i)	In July 2008, Brownstone Ventures Inc. (“Brownstone”) became a 28.53% working interest partner in the US properties. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. Included in accounts receivable at December 31, 2012 is $Nil (December 31, 2011 - $Nil and December 31, 2010 - $168,771) owing from Brownstone.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 17 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2012	2011	2010
	$	$	$
Loss before income taxes	(11,752,525)	(11,230,427)	(5,615,768)
Corporate tax rate	28.48%	33.36%	30.87%

Expected tax recovery	(3,346,875)	(3,746,974)	(1,733,630)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	474,836	(319,388)	89,488
Impact of foreign exchange rate changes	259,422	(219,610)	471,405
Change in unrecognized deferred tax assets	2,799,056	3,582,881	132,578
Stock based compensation and share issue costs	(196,546)	220,956	72,159
Non deductible amounts	(120,524)	347,217	—
Other adjustments	130,631	(52,227)	476,137

Deferred income tax recovery	—	(187,145)	(491,863)

No deferred tax asset has been recognized in respect of the following losses and deductable temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2012	2011
	$	$
Deferred income tax assets
Non-capital losses available	11,290,028	11,211,431
Capital losses available	1,030,304	1,030,304
Resource tax pools in excess of net book value	8,928,083	6,226,327
Share issue costs and other	246,902	228,199

Unrecognized deferred tax assets	21,495,317	18,696,261

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 17 – INCOME TAXES (continued)

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2012	2011
	$	$
Canada:
Exploration and development expenditures	17,218,000	18,439,000
Unamortized share issue costs	988,000	913,000
Capital losses	8,242,000	8,242,000
Non-capital losses	22,762,000	18,416,000

	49,210,000	46,010,000

United States:
Exploration and development expenditures	33,287,000	28,553,000
Non-capital losses	15,324,000	11,883,000

	48,611,000	40,436,000

Total	97,821,000	86,446,000

The described 2011 US tax pools are updated for a typographical correction from the amount disclosed in the Company’s annual consolidated financial statements filed on SEDAR.

The exploration and development expenditures at December 31, 2012 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada $	United States $	Total $
2015	1,729,000	—	1,729,000
2026	—	2,007,000	2,007,000
2027	4,152,000	2,676,000	6,828,000
2028	4,674,000	201,000	4,875,000
2029	3,373,000	2,590,000	5,963,000
2030	2,070,000	2,201,000	4,271,000
2031	2,407,000	2,216,000	4,623,000
2032	4,357,000	3,433,000	7,790,000

	22,762,000	15,324,000	38,086,000

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 18 – COMMITMENTS

The Company has entered into a lease agreement for a vehicle that is used to accelerate the production in the waterflood at Woodrush. Future minimum annual lease payments under the lease are as follows:

$
2013	34,202

34,202

The Company has entered into lease agreements on office premises for its various locations. Future minimum annual lease payments under the leases are as follows:

$
2013	194,565
2014	163,820
2015	48,800

407,185

NOTE 19 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2012	2011	2010
	$	$	$
Salaries, benefits and fees	1,194,087	1,771,981	1,215,191
Non-cash stock-based compensation	412,049	451,071	486,018

	1,606,136	2,223,052	1,701,209
Capitalized portion of salaries and fees	(193,132)	(154,368)	(159,373)

	1,413,004	2,068,684	1,541,836

NOTE 20 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions - Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada			United States			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$	$	$	$
Year ended December 31
Revenues and other income	5,743,612	7,171,363	6,878,384	—	—	—	5,743,612	7,171,363	6,878,384
Segmented loss Amortization, depletion and	(8,363,283)	(4,662,246)	(3,506,122)	(3,389,242)	(6,381,036)	(1,617,783)	(11,752,525)	(11,043,282)	(5,123,905)
impairment losses	7,927,339	3,330,811	3,862,852	2,748,684	5,320,821	822,015	10,676,023	8,651,632	4,684,867
Interest expense	233,115	439,771	576,549	1,175	216	—	234,290	439,987	576,549
Deferred tax recovery	—	187,145	491,863	—	—	—	—	187,145	491,863

As at December 31
Total capital expenditures	1,422,773	6,480,131	4,219,843	9,389,634	1,833,077	802,322	10,812,407	8,313,208	5,022,165

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 21 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss were as follows:

As at	December 31, 2012	December 31, 2011	December 31, 2010
	$	$	$
Foreign currency translation adjustment	568,403	392,977	685,002

	568,403	392,977	685,002

NOTE 22 – DETERMINATION OF FAIR VALUES

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

At December 31, 2012 and December 31, 2011, the carrying value of warrant liability included in the consolidated balance sheets approximate its fair value. The fair value of these warrants is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

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

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2012 and 2011, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2012, the Company’s receivables consist of $29,973 (2011 - $64,583) from joint interest partners, $493,900 (2011 - $774,100; 2010 - $54,276) from oil and natural gas marketers and $24,739 (2011 - $48,498) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2012, $Nil (2011 - $5,787) of accounts receivable are past due.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The nature of the oil and gas industry is capital intensive and the Company maintains and monitors a certain level of cash flow to finance operating and capital expenditures.

The Company’s ongoing liquidity and cash flow are impacted by various events and conditions. These events and conditions include but are not limited to commodity price fluctuations, general credit and market conditions, operation and regulatory factors, such as government permits, the availability of drilling and other equipment, lands and pipeline access, weather, and reservoir quality.

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations.

The following are the contractual maturities of financial liabilities as at December 31, 2012:

	Carrying amount	2013
	$	$
Accounts payable and accrued liabilities	2,018,542	2,018,542
Bank line of credit	5,956,749	5,956,749

	7,975,291	7,975,291

For the contractual maturities of financial contract liability as at December 31, 2012, see note 11 for details.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2012 and 2011.

The Company was exposed to the following foreign currency risk at December 31:

Expressed in foreign currencies	2012 CND$	2011 CND$
Cash and cash equivalents	1,031,318	1,772,982
Accounts receivable	29,973	69,667
Accounts payable and accrued liabilities	(869,430)	(1,346,564)

Balance sheet exposure	191,861	496,085

The following foreign exchange rates applied for the year ended and as at December 31:

	2012	2011
YTD average USD to CAD	0.9999	1.0170
December 31, reporting date rate	0.9949	0.9893

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $19,186 at December 31, 2012 (2011 - $49,609; 2010 - $54,276). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. During the year ended December 31, 2012, the Company was exposed to interest rate fluctuations on its credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate in the year ended December 31, 2012 would have increased or decreased net loss by $58,279. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2012 and 2011.

DEJOUR ENERGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2012, 2011 and 2010

(Expressed in Canadian dollars)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf in the year ended December 31, 2012 would have decreased or increased net loss by $76,375. The Company had no commodity contracts in place at December 31, 2012.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2012, the Company is in compliance with all covenants (notes 8 and 24).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2012.

NOTE 24 – SUBSEQUENT EVENT

Subsequent to December 31, 2012, DEAL was informed by its Canadian Bank (“Bank”) that the value of the petroleum and natural gas reserves assigned to the Bank as partial security for its $6,050,000 revolving line of credit was deficient for loan collateral purposes. On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5,950,000 as a revolving operating demand loan by “Credit Facility A” in the amount of $3,700,000 and a non-revolving demand loan “Credit Facility B” in the amount of $2,250,000. See notes 2 and 8 for details.

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

The Company’s 2012, 2011 and 2010 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2012. The conversion rate used per Bank of Canada is 0.9949.

(a)	Net proved oil and gas reserves

As at December 31, 2012, the Company’s oil and gas reserves are located in both Canada and the United States.

Deloitte & Touche LLP (“AJM Deloitte” or “AJM”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserve and Resource Estimation and Economic Evaluation, Dejour Energy (Alberta) Ltd.”, is dated January 30, 2013 and has an effective date of December 31, 2012.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado” is dated April 6, 2013 and has an effective date of January 1, 2013.

In accordance with the US Securities and Exchange Commission’s (“SEC”) definitions and guidelines, AJM Deloitte, and Gustavson Associates (“Gustavson”), have used constant prices and costs in estimating the reserves and future net cash flows contained in their reports. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

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

(a)	CONSTANT PRICES AND COSTS – YEAR ENDED DECEMBER 31, 2012

Net Proved Developed and

Proved Undeveloped Reserves

	Canada				United States				Total
	Light and Medium Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Barrels of Oil Equivalent (Mbo e)	Condensate (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Barrels of Oil Equivalent (Mbo e)	Light and Medium Oil (Mbbl)	Condensate (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Barrels of Oil Equivalent (Mbo e)
December 31, 2011	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481
Technical Revisions	(18)	(1)	(306)	(70)	54	705	615	862	(18)	54	704	309	792
Economic Factors	—	—	—	—	(1)	(110)	(991)	(276)	—	(1)	(110)	(991)	(276)
Production	(56)	(1)	(281)	(104)	—	—	—	—	(56)	—	(1)	(281)	(104)

December 31, 2012	243	2	165	272	340	4,458	40,938	11,621	243	340	4,460	41,103	11,893

Developed Producing	243	—	104	260	—	11	109	29	243	—	11	213	289
Developed Non-producing	—	2	61	12	1	7	68	19	—	1	9	129	31
Undeveloped	—	—	—	—	339	4,440	40,761	11,573	—	339	4,440	40,761	11,573

Total	243	2	165	272	340	4,458	40,938	11,621	243	340	4,460	41,103	11,893

(1)	Canada - Decrease in Total Proved Natural Gas Reserves of 306 MMcf:

During the year ended December 31, 2012, following the implementation of waterflood in 2011, an expected decrease in natural gas reserves as the influx of water into the reservoir will replace some of the natural gas reserves-in-place. AJM Deloitte decreased, by way of a technical revision, the Company’s total proved natural gas reserves by 306 MMcfs.

(2)	United States - Increase in Total Proved Natural Gas Liquids Reserves of 705 Mbbls and Natural Gas Reserves of 615 MMcf:

During the year ended December 31, 2012, an expected increase in the natural gas reserves and natural gas liquids reserves as the Company’s major competitors has strong upside reserves potential in the nearby areas of the Piceance Basin of Western Colorado. Gustavson increased, by way of a technical revision, the Company’s total proved natural gas liquids reserves and natural gas reserves by 705 Mbbls and 615 MMcfs respectively.

CONSTANT PRICES AND COSTS – YEAR ENDED DECEMBER 31, 2011

Net Proved Developed and

Proved Undeveloped Reserves

	Canada				United States				Total
	Light and Medium Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Barrels of Oil Equivalent (Mbo e)	Condensate (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Barrels of Oil Equivalent (Mbo e)	Light and Medium Oil (Mbbl)	Condensate (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Barrels of Oil Equivalent (Mbo e)
December 31, 2010	167	4	936	327	326	—	45,308	7,877	167	326	4	46,244	8,204
Discoveries	—	—	—	—	—	93	1,078	273	—	—	93	1,078	273
Technical Revisions	190	—	(24)	186	(39)	3,770	(5,072)	2,885	190	(39)	3,770	(5,096)	3,071
Dispositions	—	—	—	—	—	—	—	—	—	—	—	—	—
Economic Factors	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(40)	—	(160)	(67)	—	—	—	—	(40)	—	—	(160)	(67)

December 31, 2011	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481

Developed	317	4	752	446	—	14	158	40	317	—	18	910	486
Undeveloped	—	—	—	—	287	3,849	41,156	10,995	—	287	3,849	41,156	10,995

Total	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481

(1)	Canada - Increase in Total Proved Oil Reserves of 190 Mbbls and decrease in Total Proved Natural Gas Reserves of 24 MMcf:

During the year ended December 31, 2011, the Company received approval from the British Columbia Oil and Gas Commission to implement a waterflood pressure maintenance system (“waterflood”) at its Woodrush property in northeastern British Columbia, Canada. Based on this approval and the Company’s commitment to spend approximately $4,000,000 to implement the waterflood, AJM Deloitte increased, by way of a technical revision, the Company’s total proved oil reserves by 190 Mbbls. There was no related increase in natural gas reserves as the impact of the waterflood is not expected to increase recoverable natural gas reserves. Rather, there is expected to be a decrease in natural gas reserves as the influx of water into the reservoir will replace some of the natural gas reserves-in-place. This decrease of 24 MMcf has been reflected in the above table.

(2)	United States - Increase in Total Proved Natural Gas Liquids Reserves of 3,770 Mbbls:

During the year ended December 31, 2011, the Company amended its method of reporting natural gas liquids to separate them from the Company’s natural gas reserves and show them separately. This resulted in an increase of 3,770 Mbbls of natural gas liquids and a related decrease of 5,072MMcf of natural gas.

(b)	Capitalized Costs

As at December 31,	2012	2011	2010
	(Per IFRS)	(Per IFRS)	(As Restated under IFRS)
Canada
Proved oil and gas properties	$24,700,464	$23,149,485	$16,191,797
Unproved oil and gas properties	22,502	71,552	41,060

Total capital costs	24,722,966	23,221,037	16,232,857
Accumulated depletion and depreciation	(8,556,901)	(5,819,933)	(3,453,777)
Impairment	(6,210,779)	(1,298,207)	(360,268)

Net capitalized costs	$9,955,286	$16,102,897	$12,418,812

United States
Proved oil and gas properties	$13,075,792	$4,075,774	$1,695,655
Unproved oil and gas properties	25,462,683	27,772,327	27,500,879
Total capital costs	38,538,475	31,848,101	29,196,534
Impairment	(23,785,236)	(23,524,342)	(17,807,885)

Net capitalized costs	$14,753,239	$8,323,759	$11,388,649

Total
Proved oil and gas properties	$37,776,256	$27,225,259	$17,887,452
Unproved oil and gas properties	25,485,185	27,843,879	27,541,939

Total capital costs	63,261,441	55,069,138	45,429,391
Accumulated depletion and depreciation	(8,556,901)	(5,819,933)	(3,453,777)
Impairment	(29,996,015)	(24,822,549)	(18,168,153)

Net capitalized costs	$24,708,525	$24,426,656	$23,807,461

Note:	Capitalized costs were disclosed under US GAAP as of December 31, 2010. Effective January 1, 2011, the Company has adopted IFRS. Therefore, 2010 figures were restated under IFRS.

(c)	Costs Incurred

For the years ended December 31	2012	2011	2010
	(Per IFRS)	(Per IFRS)	(As Restated under IFRS)
Canada
Property acquisition costs (1)
Proved oil and gas properties	$13,629	$47,158	$10,659
Unproved oil and gas properties	605	8,548	26,601
Exploration costs (2)	132,400	32,482	60,856
Development costs (3)	1,406,655	6,410,244	4,121,724

Capital Expenditures	$1,553,289	$6,498,432	$4,219,840

United States
Property acquisition costs (1)
Proved oil and gas properties	$39,579	$40,143	$14,640
Unproved oil and gas properties	211,382	146,062	220,937
Exploration costs (2)	103,547	38,287	556,347
Development costs (3)	2,568,277	1,608,585	—

Capital Expenditures	$2,922,785	$1,833,077	$791,924

Total
Property acquisition costs (1)
Proved oil and gas properties	$53,208	$87,301	$25,299
Unproved oil and gas properties	211,987	154,610	247,538
Exploration costs (2)	235,947	70,769	617,203
Development costs (3)	3,974,932	8,018,829	4,121,724

Capital Expenditures	$4,476,074	$8,331,509	$5,011,764

(1)	Acquisitions are not net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploration wells drilled
(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

For the years ended December 31	2012	2011	2010
	(IFRS)	(IFRS)	(IFRS)
Canada
Oil and gas sales, net of royalties and commodity contracts	$5,765,822	$7,196,464	$6,773,860
Operating costs and capital taxes	(3,101,128)	(1,975,294)	(2,101,046)
Transportation costs	(660,813)	(507,959)	(507,843)
Depletion, depreciation and accretion	(2,753,767)	(2,392,870)	(3,485,186)
Income taxes (1)	—	—	—

Results of operations	$(749,886)	$2,320,341	$679,785

United States
Oil and gas sales, net of royalties and commodity contracts	$—	$—	$—
Operating costs and capital taxes	(31,286)	(16,227)	—
Transportation costs	—	—	—
Depletion, depreciation and accretion	(12,612)	(10,483)	(7,518)
Income taxes (1)	—	—	—

Results of operations	$(43,898)	$(26,710)	$(7,518)

Total
Oil and gas sales, net of royalties and commodity contracts	$5,765,822	$7,196,464	$6,773,860
Lease operating costs and capital taxes	(3,132,414)	(1,991,521)	(2,101,046)
Transportation costs	(660,813)	(507,959)	(507,843)
Depletion, depreciation and accretion	(2,766,379)	(2,403,353)	(3,492,704)
Income taxes (1)	—	—	—

Results of operations	$(793,784)	$2,293,631	$672,267

(1)	Dejour is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by AJM Deloitte and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2012 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2012 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2012 is presented below:

As at December 31, 2012
(in thousands of Canadian dollars)	Canada	USA	Total

Future cash from revenues after royalties	$20,069	$234,374	$254,443
Future production, abandon and salvage costs	(10,835)	(90,466)	(101,301)
Future development costs	(153)	(95,180)	(95,333)
Future income taxes	(2,270)	(15,592)	(17,862)

Future net cash flows	6,811	33,136	39,947
Less: 10% annual discount factor	(1,181)	(33,293)	(34,474)

Standardized measure of discounted future net cash flow	$5,630	$(157)	$5,473

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2011 is presented below:

As at December 31, 2011
(in thousands of Canadian dollars)	Canada	USA	Total

Future cash from revenues after royalties	$32,005	$298,776	$330,781
Future production costs	(10,900)	(72,833)	(83,733)
Future development costs	(150)	(88,377)	(88,527)
Future income taxes	(931)	—	(931)

Future net cash flows	20,024	137,566	157,590
Less: 10% annual discount factor	(1,565)	(104,104)	(105,669)

Standardized measure of discounted future net cash flow	$18,459	$33,462	$51,921

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2012 are presented below:

For the Year Ended December 31, 2012
(in thousands of Canadian dollars)	Canada	USA	Total

Beginning Balance, January 1, 2012	$18,459	$33,462	$51,921

Sales and transfers of oil and gas produced, net of production costs	(1,973)	—	(1,973)

Net changes in sales and transfer prices, net of production costs and royalties	(8,514)	(42,572)	(51,086)
Changes in estimated future development costs	(3)	—	(3)
Revisions of quantity estimates and timing of estimated production	(2,924)	5,319	2,395

Accretion of discount	(385)	—	(385)
Net change in income taxes	970	3,634	4,604

Ending Balance, December 31, 2012	$5,630	$(157)	$5,473

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2011 are presented below:

For the Year Ended December 31, 2011
(in thousands of Canadian dollars)	Canada	USA	Total

Beginning Balance, January 1, 2011	$2,931	$25,948	$28,879

Sales and transfers of oil and gas produced, net of production costs	9,528	—	9,528
Net changes in prices, production costs and royalties	3,143	(25,191)	(22,048)
Extensions, discovery, less related costs	—	840	840
Development costs incurred during the period	6,410	—	6,410
Revisions of previous quantity estimates	—	—	—
Accretion of discount	—	—	—
Net change in income taxes	—	—	—
Changes resulting from technical revisions and others	(3,553)	31,865	28,312

Ending Balance, December 31, 2011	$18,459	$33,462	$51,921