Form 20-F/A
period 2011-12-31
Dejour Energy Inc.
filed 2013-06-06
CIK 1323838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 To FORM 20-F

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

This Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 20-F of Dejour Energy Inc. (the “Company”) for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2012 (the “Original Report”) and amended on May 23, 2012, is being filed in order to address certain comments received from the Staff of the SEC.

This Amendment No. 2 speaks as of the initial filing date of the Original Report, as amended. Other than as expressly set forth above, no part of the Original Report, as amended, is being amended. Accordingly, other than as discussed above, this Amendment No. 2 does not purport to amend, update or restate any other information or disclosure included in the Original Report, as amended, or reflect any events that have occurred after the initial filing date of the Original Report, as amended. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as amended, continues to speak as of April 26, 2012 or, to the extent applicable, such other date as may be indicated in the Original Report, as amended.

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

A. Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2007 - 2011 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants, for the years ended December 31, 2011 and 2010, and Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, for the years ended December 31, 2007 - 2009. Certain prior years’ comparative figures have been reclassified, if necessary.

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

The following table is a summary of selected audited consolidated financial information of the Company for each of the two most recently completed financial years. The information presented is presented in accordance with IFRS:

(Cdn$ in 000, except per share data)	Years Ended December 31,
	2011	2010
Revenue (Oil and natural gas)	$8,824	$8,086
Net Loss for the Year	$(11,043)	$(5,124)
Loss Per Share	$(0.09)	$(0.05)
Dividends Per Share	Nil	Nil
Weighted Avg. Shares, basic (,000)	120,300	99,789
Weighted Avg. Shares, diluted (,000)	120,300	99,789
Year-end Shares (,000)	126,892	110,181
Working Capital (Deficiency)	$(7,756)	$(3,264)
Resource Properties	$25,043	$24,432
Long-term Investments	-	-
Long-term Liabilities	$1,383	$738
Capital Stock	$85,076	$79,386
Retained Earnings (Deficit)	$(76,510)	$(65,467)
Total Assets	$29,438	$30,413

The following table is a summary of selected audited consolidated financial information of the Company for the three fiscal years ended December 31, 2009. The information presented is presented in accordance with Canadian GAAP and is not comparable to the financial information presented in accordance with IFRS.

(Cdn$ in 000, except per share data)	Years Ended December 31,
	2009	2008	2007
Revenue (Oil and natural gas)	$6,471	$5,766	Nil
Net Loss for the Year	$(12,807)	$(20,891)	$(26,810)
Loss Per Share	$(0.16)	$(0.29)	$(0.40)
Dividends Per Share	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	78,926	72,211	66,588
Weighted Avg. Shares, diluted (,000)	78,926	72,211	66,588
Year-end Shares (,000)	95,791	73,652	70,128
Working Capital (Deficiency)	$(20)	$(12,712)	$11,335
Resource Properties	$41,758	$57,684	$35,411
Long-term Investments	-	$2,722	$12,600
Long-term Liabilities	$2,594	$3,446	Nil
Capital Stock	$72,560	$64,939	$61,394
Retained Earnings (Deficit)	$(39,386)	$(26,579)	$(5,688)
Total Assets	$45,886	$62,643	$63,143

Canadian GAAP Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP, and certain prior years’ comparative figures have been reclassified or restated, if necessary. The following table is a summary of selected audited consolidated financial information of the Company for the three fiscal years ended December 31, 2009. The information presented is presented in accordance with U.S. GAAP:

(Cdn$ in 000, except per share data)	Years Ended December 31,
	2009	2008	2007
Net Loss for the Year	$(10,270)	$(34,181)	$(29,523)
Loss Per Share	$(0.13)	$(0.47)	$(0.44)
Resource Properties	$31,041	$44,232	$34,783
Retained Earnings (Deficit)	$(54,785)	$(44,515)	$(10,334)
Total Assets	$35,169	$49,192	$62,515

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds (Cdn$)
Fiscal 2009	Exercise of Stock Options	631,856	273,223
	Private Placement(1)	2,710,332	1,626,199
	Public Offering(2)	10,766,665	3,425,060

Fiscal 2010	Private Placement(3)	2,907,334	1,017,567
	Private Placement(4)	2,000,000	750,000
	Public Offering/Private Placement (5)	7,142,858	2,000,000
	Private Placement (6)	2,339,315	888,940

Fiscal 2011	Public Offering (7) Exercise of Warrants Exercise of Options	11,010,000 4,551,841 1,150,000	3,288,641 1,688,147 402,500

(1)	In October 2009, we completed a private placement and issued 2,710,332 flow-through shares (“FTS”) at Cdn$0.60 per share. Gross proceeds raised were Cdn$1,626,199. In connection with this private placement, we paid finders’ fees of Cdn$83,980 and other related costs of Cdn$73,427.

(2)	In December 2009, we completed a public offering and issued 10,766,665 units at US$0.30 per unit. Each unit consists of 10,766,665 common shares and 8,075,000 share purchase warrants, exercisable at US$0.40 per share on or before December 23, 2014. Gross proceeds raised were Cdn$3,425,060 (US$3,230,000). In connection with this public offering, we paid finders’ fees of Cdn$203,180 and other related costs of Cdn$140,790. We also issued 645,999 agent’s warrants, exercisable at US$0.46 per share on or before November 3, 2014. The grant date fair values of the warrants and agent’s warrants, estimated to be $888,250 and $71,060 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

(3)	In March 2010, we completed a private placement and issued 2,907,334 flow-through units at Cdn$0.35 per unit. Each unit consists of 2,907,334 common shares and 1,453,667 share purchase warrants, exercisable at $0.45 per share on or before March 3, 2011. Gross proceeds raised were Cdn$1,017,567. In connection with this private placement, we paid finders’ fees of Cdn$54,575 and other related costs of $52,819. We also issued 37,423 agent’s warrants, exercisable at Cdn$0.45 per share on or before March 3, 2011.

(4)	In September 2010, we completed a private placement and issued 2,000,000 flow-through shares at Cdn$0.375 per share. Gross proceeds raised were Cdn$750,000. In connection with this private placement, we paid finders’ fees of Cdn$37,500 and other related costs of Cdn$38,890.

(5)	In November 2010, we completed an offering of 7,142,858 units at Cdn$0.28 per unit, partially pursuant to a public offering and partially pursuant to a private placement. Each unit consists of one common share and 0.65 of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share at Cdn$0.40 per share on or before November 17, 2015. Gross proceeds raised were Cdn$2,000,000. In connection with this offering, we paid finders’ fees of Cdn$120,000 and other related costs of Cdn$123,423.

(6)	In December 2010, we completed a private placement and issued 2,339,315 flow-through shares at Cdn$0.38 per share. Gross proceeds raised were Cdn$888,940. In connection with this private placement, we paid finders’ fees of Cdn$53,337 and other related costs of Cdn$61,862. We also issued 140,359 agent’s warrants, exercisable at Cdn$0.38 per share on or before December 23, 2011. Directors and Officers of the Company purchased 513,157 shares of this offering.

(7)	In February 2011, we completed a public offering of 11,010,000 units at US $0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were Cdn$3,288,641 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of Cdn$196,694 (US$199,710) in cash and other related costs of Cdn$119,602 in cash.

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties

Fiscal 2009 (Canadian GAAP)	Cdn$2,626,488 (1)
Fiscal 2010 (IFRS)	Cdn$5,038,711 (2)
Fiscal 2011 (IFRS)	Cdn$8,360,376 (3)

(1)	$39,279 of these funds was spent on the purchase of corporate and other assets; and $2,587,209 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Note 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2009, filed with our annual report on Form 20-F on June 30, 2010.)

(2)	$26,945 of these funds was spent on the purchase of corporate and other assets; and $5,011,766 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, filed with this annual report on Form 20-F.)

(3)	$28,867 of these funds was spent on the purchase of corporate and other assets; and $8,331,509 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2011, filed with this annual report on Form 20-F.)

Capital Expenditures

Additions to property and equipment, and exploration and evaluation assets:

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	$	$	$	$
Land acquisition and retention	37,197	31,337	241,911	272,837
Drilling and completion	1,853,487	1,113,000	4,397,819	2,206,270
Facility and pipelines	290,381	331,799	2,949,008	1,243,616
Capitalized general and administrative	168,403	145,620	742,771	1,289,043
Other assets	148	(15,261)	28,867	26,945
	2,349,616	1,606,495	8,360,376	5,038,711

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

Despite the difficult environment faced in 2009, the Company was able to achieve all major objectives and also make significant progress on key strategic initiatives that resulted in the following:

(1)	Increased Net Proved and Probable Reserves by more than 3,500% from slightly more than 6 BCFE to over 217 BCFE. The before tax discounted (NPV10) value of the Company’s proved and probable reserves, net of all future costs for development is now valued at $324 million. This is up from $31 million as at December 31, 2008. The major increase in reserves results from developments in the Gibson Gulch field in the Piceance Basin where the Company holds a 72% working interest in 2200 gross acres. This property is discussed in more detail later in this report.
(2)	Reduced total liabilities from $18.3 million to $6.2 million
(3)	Reduced working capital deficit of $12.7 million at the end of 2008 to $20.0 thousand at the end of 2009
(4)	Raised $5 million of equity, allowing the Company to execute its winter drilling program in Woodrush Field.
(5)	Strengthening our Board of Directors with the addition of Stephen Mut as Co-Chairman of the Board and Darren Devine as Director.
(6)	We disposed of all of our holdings in Titan Uranium for proceeds of $2,305,491. We retained a 10% carried interest and a 1% net smelter return on approximately 578,365 acres of uranium leases.

United States vs. Foreign Sales/Assets

Commencing the second quarter of fiscal 2008, we recorded our reported oil and gas revenue.

Gross Revenue for fiscal year ended:	Canada	United States

12/31/2009 (Canadian GAAP)	$6,470,725	--
12/31/2010 (IFRS)	$8,085,627	--
12/31/2011 (IFRS)	$8,824,345	--

Asset Location as of:	Canada	United States

12/31/2009 (Canadian GAAP)	$16,874,298	$29,011,578
12/31/2010 (IFRS)	$18,563,424	$11,849,967
12/31/2011 (IFRS)	$20,622,433	$8,816,003

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

In 2011, AJM Deloitte, independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserve Estimation and Economic Evaluation, Dejour Energy (Alberta) Ltd.”, is dated March 23, 2012 and has an effective date of December 31, 2011. The report was originally completed on March 23, 2012 and subsequently updated on October 31, 2012.

Gustavson Associates LLP, an independent petroleum engineering consulting firm based in Boulder, Colorado has been retained by the Company to evaluate the US properties of the Company. Their 2011 report, titled “Reserves Estimate and Financial Forecast as to Dejour’s Interest in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado” is dated February 15, 2012 and has an effective date of January 1, 2012. The report was originally completed on February 15, 2012 and subsequently updated on April 5, 2013.

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

Canada – Increase in Total Proved Oil Reserves of 190 Mbbls and decrease in Total Proved Natural Gas Reserves of 24 MMcf:

During the year ended December 31, 2011, the Company received approval from the British Columbia Oil and Gas Commission to implement a waterflood pressure maintenance system (“waterflood”) at its Woodrush property in northeastern British Columbia, Canada. Based on this approval and the Company’s commitment to spend approximately $4,000,000 to implement the waterflood, AJM Deloitte increased, by way of a technical revision, the Company’s total proved oil reserves by 190 Mbbl. There was no related increase in natural gas reserves as the impact of the waterflood is not expected to increase recoverable natural gas reserves. Rather, there is expected to be a decrease in natural gas reserves as the influx of water into the reservoir will replace some of the natural gas reserves-in-place. This resulted in the decrease of natural gas reserves of 24 Mmcf.

United States – Increase in Total Proved Natural Gas Liquids Reserves of 3,770 Mbbls:

During the year ended December 31, 2011, the Company amended its method of reporting natural gas liquids to separate them from the Company’s natural gas reserves and show them separately. This resulted in an increase of 3,770 Mbbls of natural gas liquids and a related decrease of 5,072 MMcf of natural gas.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

December 31, 2011
	Natural		Natural
	Gas	Oil	Gas Liquids	Total	PV-10 (2)
Canada (Proved Developed and Undeveloped Reserves)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2011 12-month average prices (SEC) (1)	752	317	4	2,678	$19,247

December 31, 2011
	Natural		Natural
	Gas	Condensate	Gas Liquids	Total	PV-10 (2)
United States (Proved Developed and Undeveloped Reserves)	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2011 12-month average prices (SEC) (1)	41,314	287	3,863	66,214	$33,462

December 31, 2011
	Natural			Natural
	Gas	Oil	Condensate	Gas Liquids	Total	PV-10 (2)
Total (Proved Developed and Undeveloped Reserves)	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2011 12-month average prices (SEC) (1)	42,066	317	287	3,867	68,892	$52,709

Reconciliation to Standardized Measure

As at December 31, 2011
(in thousands of Canadian dollars)	Canada	USA	Total
Present value of estimated future net cash flows before income taxes	$19,247	$33,462	$52,709
Income taxes – discounted	(788)	-	(788)
Standardized measure of discounted future net cash flows	$18,459	$33,462	$51,921

Notes:

(1)	The 12-month average prices (SEC) are calculated based on an average of the first price on the first day of each month in 2011, adjusted for wellhead differential and current costs prevailing at December 31, 2011. The 12-month average prices (SEC) used for Canadian properties were Cdn$90.15 per barrel of oil and Cdn$3.82 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$89.19 per barrel of condensate, US$30.24 per barrel of ethane, US$43.18 per barrel of heavy NGLs, and US$3.14 per Mcf of natural gas.

(2)	Present value of estimated future net cash flows before income taxes (PV-10) is considered a non-GAAP financial measure as defined by the SEC. We believe that our PV-10 presentation is relevant and useful to our investors because it presents the discounted future net cash flows attributable to our proved reserves before taking into account the related deferred income taxes, as such taxes may differ among various companies because of differences in the amounts and timing of deductible basis, net operating loss carryforwards and other factors. We believe investors and creditors use our PV-10, before tax, as a basis for comparison of the relative size and value of our proved reserves to the reserve estimates of other companies. PV-10 is not a measure of financial or operating performance under GAAP and is not intended to represent the current market value of our estimated oil and natural gas reserves. PV-10, before tax, should not be considered in isolation or as a substitute for the standardized measure of discounted future net cash flows as defined under GAAP.

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2011, which is US$1.00 = Cdn$1.017.

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

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

As of December 31, 2011, we had 10 gross (7.13 net) producing oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	-	-	1	0.75
TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Shut-In (1)	-	-	1	0.50
TOTAL	-	-	1	0.50

As of December 31, 2010, we had 9 gross (6.63 net) producing oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	3	2.19
Shut-In	-	-	3	2.19
TOTAL	3	2.25	6	4.38

Interest in Oil and Gas Properties

The following table summarizes our landholdings as of December 31, 2011:

Landholdings	Developed Acreage (1)		Undeveloped Acreage (2)		Total
As of December 31, 2011	Gross	Net	Gross	Net	Gross	Net
Canada	10,280	6,516	21,530	5,838	31,810	12,354
U.S.A	5,498	1,964	205,837	100,951	211,335	102,915
Total	15,778	8,480	227,367	106,789	243,145	115,269

(1)	Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-by-production under the terms of a lease.
(2)	Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether such acreage contains proved reserves.

The following table lists the net undeveloped acreage as of December 31, 2011, the net acreage expiring in the years ending December 31, 2012, 2013, and 2014 and thereafter:

Landholdings	Undeveloped Acreage
As of December 31, 2011	Net acreage	2012 Expirations	2013 Expirations	2014 and thereafter Expirations
Canada:	5,838	4,814	-	1,024
Chinchaga	2,304	2,304	-	-
Wembley	480	480	-	-
Alderson	160	160	-	-
Manning	1,024	-	-	1,024
Boundary Lake	1,230	1,230	-	-
Kaybob	640	640	-	-
U.S.A:	100,951	1,462	4,400	95,089
Ashley	480	-	-	480
Bitter Creek	240	-	-	240
Bonanza	262	-	-	262
Book Cliffs	11,525	-	1,747	9,777
Cisco	5,071	-	320	4,751
Dinosaur	44,878	-	-	44,878
Displacement Point	4,125	-	53	4,072
Gorge Spring	986	-	-	986
Green River	3,054	-	653	2,401
Gunnison	753	-	-	753
Kokopelli	1,933	-	-	1,933
Meeker	2,329	-	42	2,287
Oil Shale	899	-	-	899
Pinyon Ridge	4,637	1,020	1,340	2,277
Plateau	2,153	-	-	2,153
N. Rangely	12,709	379	-	12,330
Roan Creek (Grand Valley)	3,700	-	-	3,700
San Juan	169	-	-	169
Sand Wash	133	63	50	20
Seep Ridge	160	-	160	-
Tri County South	677	-	35	642
Waddle Creek	80	-	-	80
TOTAL:	106,789	6,276	4,400	96,113

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 62)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V:TUE).	7,187,840	5.5%	May 18/04
Stephen Mut Colorado, USA Director and Co-Chairman (Age: 61)	Mr. Mut has served as CEO of Nycon Energy Consulting since his retirement from Shell in mid 2009. At Shell, Mr. Mut served as chief executive officer of a unit of Shell Exploration and Production Company from 2000 until his retirement in 2009. Prior to that, Mr. Mut served in various executive roles at Atlantic Richfield Corporation.	1,701,001	1.3%	Dec 17/09
Harrison Blacker (4) Colorado, U.S.A. Director, President and Chief Operating Officer of Dejour Energy (USA) Inc. (Age: 61)	President of Dejour Energy (USA) Inc. since April 2008. Over 30 years of expertise managing oil and gas operations. Held the positions of Chief Executive Officer with China Oman Energy Company and Portfolio Manager, Latin American Business Unit and General Manager/ President of Venezuela Energy with Atlantic Richfield Corporation prior to joining Dejour USA	525,678	0.4%	Apr 2/08
Richard Patricio (4) Ontario, Canada Director (Age: 38)	Vice President of Corporate & Legal Affairs and Secretary of Pinetree Capital Ltd. (investment and merchant banking firm). Prior to joining Pinetree Capital, practiced law at a top tier law firm in Toronto and worked as in-house General Counsel for a senior TSX listed company. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario.	-	-	Oct 17/08
Robert Holmes (3) , (4) California, U.S.A Director (Age: 68)	Began career as an Investment Executive with Merrill, Lynch, Pierce, Fenner & Smith, and held various senior executive positions with the firm Blyth, Eastman, Dillon & Company. In 1980, co-founded Gilford Securities, Inc., a member of the NYSE, and in 1992 founded a hedge fund, Gilford Partners. Has served on several boards including the North Central College Trustees in Naperville, Illinois; Board of Trustees Sacred Heart Schools Chicago; Crested Butte Academy in Crested Butte, Colorado; and Mary Wood Country Day School in Rancho Mirage, California.	1,663,000	1.3%	Oct 17/08

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Craig Sturrock (3) British Columbia, Canada Director (Age: 68)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	650,000	0.5%	Aug 22/05
Darren Devine (3) British Columbia, Canada Director (Age: 44)	Since 2003, Mr. Devine has been the principal of Chelmer Consulting Corp., a corporate finance consultancy. Prior to founding Chelmer Consulting, Mr. Devine practiced law with the firm of Du Moulin Black LLP, in Vancouver, British Columbia. Mr. Devine is a qualified Barrister and Solicitor in British Columbia, and a qualified solicitor in England and Wales.	-	-	Dec 17/09
Mathew Wong British Columbia, Canada Chief Financial Officer (Age: 37)	Chartered Accountant worked at Ernst & Young LLP from 1995 to 2000. Since then, he worked as the Corporate Accounting Manager for Mitsubishi Canada Limited and CFO for Dejour Enterprise Ltd. Mr. Wong is a Chartered Accountant (CA) in British Columbia, Canada, a Certified Public Accountant (CPA) in Washington State, USA and a Chartered Financial Analyst (CFA).	122	-	N/A
Phil Bretzloff, BA, LLB British Columbia, Canada Vice President and General Counsel (Age: 63)	Mr. Bretzloff has acted for oil, gas and energy companies, including extensive work for Canadian and offshore private and public corporations. Between 1980 and 1995, he was Senior Counsel for Petro-Canada. Subsequently, he was a Partner for 8 years with Cumming Blackett Bretzloff Todesco, Gowlings, and Baker & McKenzie, where his clients included PetroChina, Shell, Exxon Mobil, GazProm and Veba Oil and Gas.	59,500	0.04%	N/A
Neyeska Mut EVP Operations, Dejour Energy (USA) Corp. (Age: 54)	Engineer. Since 2000, she has been President of Nycon Energy Consulting working as an advisor to two major oil companies. Prior to forming Nycon Energy Consulting Mrs. Mut pursued international opportunities with Atlantic Richfield Corporation. Mr. Mut has been with Dejour since 2008.	50,001	0.04%	N/A

(1)	Each director will serve until the next annual general meeting of the Company or until a successor is duly elected or appointed in accordance with the Notice of Articles and Articles of the Company and the Business Corporations Act (British Columbia).
(2)	The number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by individual directors and executive officers.
(3)	Member of audit committee.
(4)	Member of reserve committee.

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

Shareholdings of Directors and Senior Management as of April 26, 2012

Title of Class	Name of Beneficial Owner	Notes	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Robert L. Hodgkinson	(1)	8,783,658	6.72%
Common	Harrison Blacker	(2)	1,618,678	1.24%
Common	Mathew H. Wong	(3)	605,872	0.46%
Common	Craig Sturrock	(4)	1,092,500	0.84%
Common	Robert Holmes	(5)	2,708,000	2.07%
Common	Richard Patricio	(6)	295,000	0.23%
Common	Stephen Mut	(7)	2,676,001	2.05%
Common	Darren Devine	(8)	250,000	0.19%
Common	Neyeska Mut	(9)	523,001	0.40%
Common	Phil Bretzloff	(10)	333,250	0.25%
	Total Directors/Management		$18,885,960	$14.44%

(1)	Of these shares, 7,187,840 are represented by common shares, 914,000 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson; 3,600,499 are common shares owned by Hodgkinson Equities Corp., a private company owned by Robert Hodgkinson. A further 405,000 stock options have been granted but not yet vested.
(2)	Of these shares, 525,678 are represented by common shares, 943,000 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants. A further 390,000 stock options have been granted but not yet vested.
(3)	Of these shares, 122 are represented by common shares, 549,500 are represented by vested stock options and 56,250 are represented by currently exercisable share purchase warrants. 98 of these common shares are held by 390855 BC Ltd., a private company owned by Mathew Wong; 24 common shares are owned by Pui Ngor Lee, Mr. Wong’s mother. A further 267,500 stock options have been granted but not yet vested.
(4)	Of these shares, 650,000 are represented by common shares, 292,500 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants. A further 107,500 stock options have been granted but not yet vested.
(5)	Of these shares, 1,663,000 are represented by common shares, 295,000 are represented by vested stock options and 750,000 are represented by currently exercisable share purchase warrants. A further 105,000 stock options have been granted but not yet vested.
(6)	Of these shares, 295,000 are represented by vested stock options. A further 105,000 stock options have been granted but not yet vested.
(7)	Of these shares, 1,701,001 are represented by common shares, 600,000 are represented by vested stock options and 375,000 are represented by currently exercisable share purchase warrants. A further 50,000 stock options have been granted but not yet vested.
(8)	Of these shares, 250,000 are represented by vested stock options. A further 50,000 stock options have been granted but not yet vested.
(9)	Of these shares, 50,001 are represented by common shares and 473,000 are represented by vested stock options. A further 227,000 stock options have been granted but not yet vested.
(10)	Of these shares, 59,500 are represented by common shares and 273,750 are represented by vested stock options. A further 126,250 stock options have been granted but not yet vested.

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

(c)	During 2011, compensation awarded to key management included a total of salaries and consulting fees of $1,771,981 (2010 - $1,215,191 and 2009 - $1,470,947) and non-cash stock-based compensation of $451,071 (2010 - $486,018 and 2009 - $188,668). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2011 is $396,618 (December 31, 2010 - $12,000 and December 31, 2009 - $Nil) owing to a company controlled by an officer of the Company.

(d)	In 2011, the Company incurred a total of $2,301 (2010 - $268,440 and 2009 - $382,748) in interest expense and finance costs to a company controlled by an officer of the Company and Brownstone.

(e)	Included in interest and other income, in 2011, is $30,000 (2010 - $30,000 and 2009 - $30,000) received from the companies controlled by officers of the Company for rental income.

(f)	In July 2008, Brownstone Ventures Inc. (“Brownstone”) became a 28.53% working interest partner in the US properties. Previously, Brownstone controlled more than 10% of outstanding common shares of the Company. Effective September 28, 2011, Brownstone ceased to control more than 10% of outstanding common shares of the Company. Included in accounts receivable at December 31, 2011 is $Nil (2010 - $168,771 and 2009 - $72,752) owing from Brownstone.

(g)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts receivable at December 31, 2011 is $Nil (2010 - $967 and 2009 - $Nil) owing from HEC. Included in accounts payable and accrued liabilities at December 31, 2011 is $53,668 (2010 - $166,139 and 2009 - $63,679) owing to HEC.

(h)	In 2011, we completed a private placement of 11,010,000 units issued at US$0.30 per unit. Certain directors and officers of the Company purchased 2,000,000 units of this offering (see Note 13 to the consolidated financial statements for details).

(i)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(j)	Included in the total salaries and consulting fees incurred during 2009 was $107,000 paid to a former officer of the Company to terminate the consulting agreement.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010	F-1 - F-56
Supplementary Oil and Gas Reserve Estimation and Disclosures - Unaudited	F-57 - F-65

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

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

Report of Independent Registered Chartered Accountants, dated March 29, 2012

Consolidated Balance Sheets at December 31, 2011, December 31, 2010 and January 1, 2010

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2011 and December 31, 2010

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures - Unaudited

ITEM 19.	EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2011 and 2010.	F-1 - F-48
Supplementary Oil and Gas Reserve Estimation and Disclosures - ASC 932 (Unaudited)	F-49 - F-56

Exhibit Number	Description

1.1	Articles (1)

1.2	Notice of Articles (1)

1.3	Certificate of Continuation (1)

1.4	Notice of Alteration (1)

1.5	Certificate of Name Change (1)

1.6	Amendment to Articles to Include Special Rights (1)

4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)

4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)

4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)

4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)

4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)

4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)

4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)

4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)

4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)

4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)

4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)

4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)

4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)

4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)

4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)

4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)

Exhibit Number	Description

4.17	Option Plan (1)

4.18	Option Plan (Sub-Plan) (1)

8.1	List of Subsidiaries (7)

12.1	Certification of CEO Pursuant to Rule 13a-14(a)*

12.2	Certification of CFO Pursuant to Rule 13a-14(a)*

13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*

15.1	Consent of BDO Canada LLP*

15.2	Letter from Dale Matheson Carr-Hilton Labonte LLP (7)

15.3	Consent Letter from AJM Deloitte, LLP*

15.4	Consent Letter from Gustavson Associates*

15.5	Consent Letter from GLJ Petroleum Consultants Ltd. (7)

99.1	Reserve Estimation and Economic Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by AJM Deloitte, Effective December 31, 2011*

99.2

Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli

Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio

Blanco County, Colorado Prepared by Gustavson Associates, Effective January 1, 2012*

99.3	Reserves Assessment and Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by GLJ Petroleum Consultants Ltd., Effective December 31, 2010 (7)

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously Filed.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dejour Energy Inc.

Dated: June 4, 2013	/s/ Robert L. Hodgkinson
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

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. and its subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010, and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our audit opinion, we draw attention to Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $7,756,435 and an accumulated deficit of $76,509,825. These conditions, along with the other matters described in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Canada LLP

Independent Registered Chartered Accountants

Calgary, Canada

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

The Company’s 2011 and 2010 financial results were prepared in accordance with IFRS.  As the Company’s IFRS transition date was January 1, 2010, 2009 results were prepared in accordance with Canadian GAAP.

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

In 2011, Deloitte & Touche LLP (“AJM Deloitte” or “AJM”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserve Estimation and Economic Evaluation, Dejour Energy (Alberta) Ltd.”, is dated March 23, 2012 and has an effective date of December 31, 2011. The report was originally completed on March 23, 2012 and subsequently updated on October 31, 2012. In 2010, the Company engaged independent qualified reserve evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) to review the Company’s proved developed and undeveloped oil and gas reserves in Canada.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserves Estimate and Financial Forecast as to Dejour’s Interest in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado” is dated February 15, 2012 and has an effective date of January 1, 2012. The report was originally completed on February 15, 2012 and subsequently updated on April 5, 2013.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2011

Net Proved Developed and

Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe )	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)

December 31, 2010	167	4	936	327	326	-	45,308	7,877	167	326	4	46,244	8,204
Discoveries	-	-	-	-	-	93	1,078	273	-	-	93	1,078	273
Extensions *	-	-	-	-	-	-	-	-	-	-	-	-	-
Infill Drilling *	-	-	-	-	-	-	-	-	-	-	-	-	-
Improved Recovery *		-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	190	-	(24)	186	(39)	3,770	(5,072)	2,885	190	(39)	3,770	(5,096)	3,071
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-	-
Production	(40)	-	(160)	(67)	-	-	-	-	(40)	-	-	(160)	(67)
December 31, 2011	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481

Developed	317	4	752	446	-	14	158	40	317	-	18	910	486
Undeveloped	-	-	-	-	287	3,849	41,156	10,995	-	287	3,849	41,156	10,995
Total	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481

*	The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI51-101, reserves additions under Infill Drilling, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”

(1)	Canada – Increase in Total Proved Oil Reserves of 190 Mbbls and decrease in Total Proved Natural Gas Reserves of 24 MMcf:

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

(2)	United States – Increase in Total Proved Natural Gas Liquids Reserves of 3,770 Mbbls:

During the year ended December 31, 2011, the Company amended its method of reporting natural gas liquids to separate them from the Company’s natural gas reserves and show them separately. This resulted in an increase of 3,770 Mbbls of natural gas liquids and a related decrease of 5,072MMcf of natural gas.

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2010

Net Proved Developed and

Proved Undeveloped Reserves

	Canada				United States			Total
	Light and	Natural Gas		Barrels of Oil			Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)

December 31, 2009	98	4	753	227	397	60,197	10,430	98	397	4	60,950	10,657
Discoveries	-	-	195	33	-	-	-	-	-	-	195	33
Improved Recovery *	66	-	(19)	63	-	-	-	66	-	-	(19)	63
Technical Revisions	70	2	654	181	(71)	(14,889)	(2,553)	70	(71)	2	(14,235)	(2,372)
Dispositions	-	-	(59)	(10)	-	-	-	-	-	-	(59)	(10)
Economic Factors	-	-	(69)	(12)	-	-	-	-	-	-	(69)	(12)
Production	(67)	(2)	(519)	(155)	-	-	-	(67)	-	(2)	(519)	(155)
December 31, 2010	167	4	936	327	326	45,308	7,877	167	326	4	46,244	8,204

Developed	74	4	955	238	-	-	-	74	-	4	955	238
Undeveloped	93	-	(19)	89	326	45,308	7,877	93	326	-	45,289	7,966
Total	167	4	936	327	326	45,308	7,877	167	326	4	46,244	8,204

*	The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI51-101, reserves additions under Infill Drilling, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”

(1)	Canada – Increase in Total Proved Natural Gas reserves of 654 MMcf:

During the year ended December 31, 2010, improved performance of the gas reservoirs resulted in an increase in natural gas reserves of 654 MMcf.

(2)	United States – Decrease in Total Proved Natural Gas reserves of 14,889 MMcf:

During the year ended December 31, 2010, a major competitor drilled, completed, and tied-in for production a large number of wells immediately surrounding the Company’s core development property in the Piceance Basin of Colorado. The new production data from the competitors’ wells caused the Company to revise downward its estimate of recoverable reserves from the Company’s inventory of proved, undeveloped drilling locations.

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

Standardized Measure of Discounted Future Net Cash Flows

As at December 31, 2011

(in thousands of Canadian dollars)	Canada	USA	Total

Future cash from revenues after royalties	$32,005	$298,776	$330,781
Future production costs	(10,900)	(72,833)	(83,733)
Future development costs	(150)	(88,377)	(88,527)
Future income taxes	(931)	-	(931)
Future net cash flows	20,024	137,566	157,590
Less: 10% annual discount factor	(1,565)	(104,104)	(105,669)

Standardized measure of discounted future net cash flow	$18,459	$33,462	$51,921

As at December 31, 2010

(in thousands of Canadian dollars)	Canada	USA	Total

Future cash from revenues after royalties	$15,777	$228,318	$244,095
Future production costs	(8,833)	(44,116)	(52,949)
Future development costs	(3,172)	(79,711)	(82,883)
Future income taxes	-	(15,982)	(15,982)
Future net cash flows	3,772	88,509	92,281
Less: 10% annual discount factor	(841)	(62,561)	(63,402)

Standardized measure of discounted future net cash flow	$2,931	$25,948	$28,879

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

For the Year Ended December 31, 2011

(in thousands of Canadian dollars)	Canada	USA	Total

Present Value At 10%, January 1, 2011	$2,931	$25,948	$28,879

Sales and transfers of oil and gas produced, net of production costs	(4,713)	-	(4,713)
Net changes in prices, production costs and royalties	3,143	(25,191)	(22,048)
Extensions, discovery, less related costs	-	840	840
Development costs incurred during the period	6,410	-	6,410
Revisions of previous quantity estimates	-	-	-
Accretion of discount	-	-	-
Net change in income taxes	-	-	-
Changes resuling from technical revisions and others	10,688	31,865	42,553

Present Value At 10%, December 31, 2011	$18,459	$33,462	$51,921

For the Year Ended December 31, 2010

(in thousands of Canadian dollars)	Canada	USA	Total

Present Value At 10%, January 1, 2010	$2,113	$14,272	$16,385

Sales and transfers of oil and gas produced, net of production costs	(4,169)	-	(4,169)
Net changes in prices, production costs and royalties	1,259	13,548	14,807
Extensions, discovery, less related costs	700	-	700
Development costs incurred during the period	3,179	-	3,179
Revisions of previous quantity estimates	1,565	(1,106)	459
Accretion of discount	211	-	211
Net change in income taxes	-	-	-
Other	(1,927)	(766)	(2,693)

Present Value At 10%, December 31, 2010	$2,931	$25,948	$28,879

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles (1)

1.2	Notice of Articles (1)

1.3	Certificate of Continuation (1)

1.4	Notice of Alteration (1)

1.5	Certificate of Name Change (1)

1.6	Amendment to Articles to Include Special Rights (1)

4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)

4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)

4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)

4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)

4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)

4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)

4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)

4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)

4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)

4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)

4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)

4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)

4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)

4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)

4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)

4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)

4.17	Option Plan (1)

4.18	Option Plan (Sub-Plan) (1)

8.1	List of Subsidiaries (7)

12.1	Certification of CEO Pursuant to Rule 13a-14(a)*

12.2	Certification of CFO Pursuant to Rule 13a-14(a)*

Exhibit Number	Description

13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*

15.1	Consent of BDO Canada LLP*

15.2	Letter from Dale Matheson Carr-Hilton Labonte LLP (7)

15.3	Consent Letter from AJM Deloitte, LLP*

15.4	Consent Letter from Gustavson Associates*

15.5	Consent Letter from GLJ Petroleum Consultants Ltd. (7)

99.1	Reserve Estimation and Economic Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by AJM Deloitte, Effective December 31, 2011*

99.2

Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli

Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio

Blanco County, Colorado Prepared by Gustavson Associates, Effective January 1, 2012*

99.3	Reserves Assessment and Evaluation of Dejour’s Canadian Oil and Gas Properties Prepared by GLJ Petroleum Consultants Ltd., Effective December 31, 2010 (7)

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously Filed.
*	Filed herewith

Exhibit 12.1

CERTIFICATION

I, Robert L. Hodgkinson, certify that:

1. I have reviewed this annual report on Form 20-F of Dejour Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 4, 2013	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson Chairman and Chief Executive Officer Principal Executive Officer

Exhibit 12.2

CERTIFICATION

I, David Matheson, certify that:

1. I have reviewed this annual report on Form 20-F of Dejour Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 4, 2013	/s/ David Matheson
David Matheson Chief Financial Officer Principal Accounting and Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Dejour Energy Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Hodgkinson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert Hodgkinson
Robert Hodgkinson
Chief Executive Officer
Principal Executive Officer
June 4, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the annual report or as a separate disclosure document.

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Dejour Energy Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Matheson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Matheson
David Matheson
Chief Financial Officer
Principal Accounting and Financial Officer
June 4, 2013

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request. The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the annual report or as a separate disclosure document.

Exhibit 99.1

Dejour Energy (Alberta) Ltd.

Reserve estimation and

economic evaluation

Executive summary

SEC Compliant

Effective date: December 31, 2011

700, 850 – 2 Street SW
Calgary AB T2P 0R8
Canada

Tel: 403-267-1700
Fax: 587-774-5398
www.deloitte.ca

October 31, 2012

Dejour Energy (Alberta) Ltd.

2600, 144 – 4th Avenue SW

Calgary, Alberta

T2P 3N4

Attention: Mr. Harrison (Hal) Blacker

RE:	Dejour Energy (Alberta) Ltd.
Reserve estimation and economic evaluation

At your request and authorization, Deloitte & Touche LLP (“AJM Deloitte”) has prepared an independent evaluation of certain oil and gas assets of Dejour Energy (Alberta) Ltd. (“Dejour Alberta”), effective December 31, 2011.

This report has been prepared for the use of Dejour Energy (Alberta) Ltd. for corporate reporting purposes and AJM Deloitte hereby gives its consent to the use of its name and to the said estimates for reporting in the United States. The evaluation was conducted in the months of January and February 2012; field information obtained subsequent to the effective date was not used in the evaluation.

Pursuant to the requirements of Item 1202 (a) (8) of Regulation S-K, this report documents the results of the evaluation with the following table summarizing the corporate reserves and value:

•	Table 1 – summary of corporate reserves and value using constant prices and costs (in Canadian dollars).

The proportion of the Company’s total reserves represented by the reserves included in this report is shown below:

			Company net proved reserves
					Oil	Proportion of
Location of reserves		Gas	Condensate	NGL	Equivalent	Oil Eq.
Country	Area	(MMcf)	(Mbbl)	(Mbbl)	(MBoe)	Reserves
Canada	Alberta/British
	Columbia	752	317	4	446	4%
Total Company					11,482	100%

Notes:	(1)	Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.
(2)	DejourAlberta has indicated that these totals represent 100% of its Canadian interests as of December 31, 2011.

Dejour Energy (Alberta) Ltd.

Reserve estimation and economic evaluation

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the SEC’s Regulation S-X Part 210.4-10(a). AJM Deloitte used all methods and procedures it considered necessary under the circumstances to prepare the report. The Evaluation procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM Deloitte in its determination of this evaluation and are appropriate for the purposes served by the report. In accordance with SEC requirements all prices and costs (capital and operating) were held constant. Constant prices were based on an average of market prices posted at or near the first of each month from January to December 2011. The extent and character of ownership and all factual data supplied by Dejour Energy (Alberta) Ltd. were accepted as presented (see Representation Letter attached within). A field inspection and environmental/safety assessment of the properties was not made by AJM Deloitte and the consultant makes no representations and accepts no responsibilities in this regards.

This report contains forward looking statements including expectations of future production and capital expenditures. Possible changes to the current government regulations may cause volumes of proved reserves actually recovered to differ significantly from the estimated quantities. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of six (6) Mcf: one (1) barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Dejour Energy (Alberta) Ltd. (“Dejour Alberta”) is a wholly-owned subsidiary of Dejour Energy Inc. (“Dejour” or “the Company”). The Company makes periodic filings on Form 20-F under the 1934 Exchange Act. Furthermore, the Company has certain registration statements filed with the SEC under the 1933 Securities Act which any subsequently filed Form 20-F is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-X of the Company to the reference to our name as well as to the reference to our third party report for the Company which appears in the December 31, 2011 annual report on Form 20-F of filings made under the SEC by The Company.

Yours truly,

Original signed by: “Robin G. Bertram”

Robin G. Bertram, P. Eng.

Partner

Deloitte & Touche LLP

/ct

TABLE 1

Dejour Energy (Alberta) Ltd.

DETAILED ECONOMIC SUMMARY

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Effective December 31, 2011			Canada

		PDP	PDNP	PUD	TP
Light and Medium Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Total Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Sales Gas	MMcf
Ultimate Remaining		1,349.1	248.6	0.0	1,597.8
WI Before Royalty		987.2	74.6	0.0	1,061.8
WI After Royalty		691.8	60.3	0.0	752.0
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		691.8	60.3	0.0	752.0

NGLs	Mbbl
Ultimate Remaining		3.6	8.5	0.0	12.1
WI Before Royalty		2.6	2.6	0.0	5.2
WI After Royalty		1.9	1.6	0.0	3.6
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		1.9	1.6	0.0	3.6

MBOE	Mboe
Ultimate Remaining		758.4	49.9	0.0	808.4
WI Before Royalty		564.7	15.0	0.0	579.6
WI After Royalty		434.7	11.7	0.0	446.3
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		434.7	11.7	0.0	446.3

Net Present Values - BTAX	M$
Undiscounted		20,822.0	132.8	0.0	20,954.8
Discounted at 5%		19,954.8	106.4	0.0	20,061.2
Discounted at 10%		19,161.5	85.3	0.0	19,246.9
Discounted at 15%		18,438.4	68.4	0.0	18,506.8
Discounted at 20%		17,779.8	54.6	0.0	17,834.4

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

© Deloitte & Touche LLP and affiliated entities.

Independent petroleum consultants consent

The undersigned firm of Independent Qualified Reserves Evaluators and Auditors of Calgary, Alberta, Canada has prepared an independent evaluation of reserves and future net revenues derived therefrom, of the Petroleum and Natural Gas assets of the interests of Dejour Energy (Alberta) Inc. These reserves and future net revenues were estimated using prior 12 month average constant prices and costs (before and after income taxes) according to the requirements of SEC’s Regulation S-X, Part 210.4-10 (a). The effective date of this evaluation is December 31, 2011.

In the course of the evaluation, Dejour Energy (Alberta) Inc. provided AJM Deloitte personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from AJM Deloitte non confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

A “Representation Letter” dated March 21, 2012 and signed by two Directors was received from Dejour Energy (Alberta) Inc. prior to the finalization of this report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to us during the course of our evaluation of Dejour Energy (Alberta) Inc.’s reserves and net present values. This letter is included within.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of AJM Deloitte and none was carried out. The “Representation Letter” received from Dejour Energy (Alberta) Inc. provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are subject to uncertainties and may in future differ materially from the forecasts herein. Present values of future net revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE

Deloitte
Permit Number: P-11444

The Association of Professional Engineers
and Geoscientists of Alberta

Certificate of qualification

I, R. G. Bertram, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an associate partner of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Alberta and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty six years of engineering experience.

4.	I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.

5.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “R. G. Bertram”
R. G. Bertram, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, L. G. Mitchell, a Professional Engineer, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 2008; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of four years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “L. G. Mitchell”
L. G. Mitchell, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, I. J. Olsen, a Professional Engineer, of 700, 850 – 2nd Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Alberta and graduated with a Bachelor of Science Degree in Chemical Engineering in 2007; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of four years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “I. J. Olsen”
I. J. Olsen, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, D. E. Yee, a Professional Engineer, of 700, 850 – 2nd Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of fourteen years of engineering experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “David E. Yee”
D. E. Yee, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, L. D. Boyd, a Registered Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Calgary and graduated with a Bachelor of Science Degree in Geology in 1976; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty five years of geological experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “L. D. Boyd”
L. D. Boyd, P. Geol.

March 16, 2012
Date

Certificate of qualification

I, K. White, a Professional Geologist, of 700, 850 – 2nd Street S.W., Calgary, Alberta, Canada hereby certify that:

1.	I am an employee of Deloitte & Touche LLP (“AJM Deloitte”), which company did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2.	I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3.	I attended the University of Manitoba and graduated with a Bachelor of Science Degree in Geology in 1981; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty years of geological experience.

4.	A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: “K. White”
K. White, P. Geol.

March 16, 2012
Date

Dejour Energy (Alberta) Ltd. A subsidiary of Dejour Energy Inc. 2600, 144 4th Avenue SW Calgary, AB T2P 3N4 P: (403) 266-3825 F: (403) 470-7520

March 21, 2012

AJM Deloitte

East Tower, Fifth Avenue Place

6th Floor, 425 – lst Street S.W.

Calgary, Alberta
T2P 3L8

Re:	Standard Representation Letter
Corporate Reserve Evaluation

Regarding the evaluation of our Company’s oil and gas reserves and independent appraisal of the economic value of these reserves effective December 31, 2011 (the “effective date”), we herein confirm to the best of our knowledge and belief as of the effective date of the reserves evaluation, the following representations and information made to you during the course and conduct of the evaluation.

1.	We (the “Client”) have made available to you (the “Evaluator”) certain records, information and data relating to the evaluated properties that we confirm is, with the exception of immaterial items, complete and accurate as of the effective date of the reserves evaluation including the following:

a.	accounting, financial and contractual data
b.	asset ownership and related encumbrance information
c.	details concerning product marketing, transportation and processing arrangement
d.	all technical information including geological, engineering and production and test data
e.	estimates of future abandonment and reclamation costs.

2.	We confirm that all financial and accounting information provided to you is, to the best of our knowledge, both on an individual entity basis and in total, entirely consistent with that reported by our Company for public disclosure and annual audit purposes.

3.	We confirm that our Company has satisfactory title to all of the assets, whether tangible, intangible or otherwise, for which accurate and current ownership information has been provided.

4.	With respect to all information provided to you regarding product marketing, transportation and processing arrangements, we confirm that we have disclosed to you all anticipated changes, terminations and additions to these arrangements that could reasonably be expected to have a material impact on the evaluation of our Company’s reserves and future net revenues.

5.	With the possible exception of items of an immaterial nature, we confirm as of the effective date of the evaluation that:

a.	For all operated properties that you have evaluated, no changes have occurred or are reasonably expected to occur to the operating conditions or methods that have been used by our Company over the past twelve (12) months, except as disclosed to you. In the case of non-operated properties, we have advised you of any changes of which we have been made aware.
b.	This letter provides assurance that no additional information necessary for the completion of your assignment would have been obtained by a field inspection.

Dejour Energy (Alberta) Ltd. A subsidiary of Dejour Energy Inc. 2600, 144 4th Avenue SW Calgary, AB T2P 3N4 P: (403) 266-3825 F: (403) 470-7520

c.	All regulatory approvals, permits and licenses required to allow continuity of future operations and production from the evaluated properties are in place and, except as disclosed to you, there are no directives, orders, penalties or regulatory rulings in effect or expected to come into effect relating to the evaluated properties.
d.	Except as disclosed to you, the producing trend and status of each evaluated well or entity in effect throughout the three month period preceding the effective date of the evaluation are consistent with those that existed for the same well or entity immediately prior to this period.
e.	Except as disclosed to you, we have no plans or intentions related to the ownership, development or operation of the evaluated properties that could reasonably be expected to materially affect the production levels or recovery of reserves from the evaluated properties.
f.	If material changes of an adverse nature occur in the Company’s operating performance subsequent to the effective date and prior to the report date, we will undertake to inform you of such material changes prior to requesting your approval for any public disclosure of reserves information.
g.	Between the effective date of the report and the date of this letter, nothing has come to our attention that has materially affected or could materially affect our reserves and the economic value of these reserves that has not been disclosed to you.

Yours truly,

/s/ Harrison F. Blacker	/s/ Mathew Wong
Harrison F. Blacker	Mathew Wong
Director	Director

Table of contents

Executive summary

• Property location map
• AJM Deloitte SEC December 1, 2011 Constant pricing (CAD)
• Corporate summary
• Property summary tables

Economics

• AJM Deloitte SEC December 1, 2011 constant price (CAD)

Evaluation procedure

Effective date: December 31, 2011

© Deloitte LLP and affiliated entities.

Woodrush
Saddle Hills
T124
T121
T118
T115
T112
T109
T106
T103
T100
T97
T94
T91
T88
T85
T82
T79
T76
T73
T70
T67
T64
T61
T58
T55
T52
T49
T46
T43
T40
T37
T34
T31
T28
T25
T22
T19
T16
T13
T10
T7
T4
T1
92-B-14
92-H-4
92-H-1
82-E-2
82-F-3
82-G-4
82-G-1
R25
R18
R11
R5
R29
R22

Kilometres
0
100
200
300
0
100
200
Miles

Legend

★ Evaluated Property

ajm Deloitte.

Dejour Energy (Alberta) Ltd.
Property Location
Effective December 31, 2011

geoSCOUT	By : laj	Date : 2012/10/31
	Scale = 1:7500000	Project : dej loc

Dejour Energy (Alberta) Ltd.

DETAILED ECONOMIC SUMMARY

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Effective December 31, 2011		Canada

		PDP	PDNP	PUD	TP
Light and Medium Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Total Oil	Mbbl
Ultimate Remaining		530.0	0.0	0.0	530.0
WI Before Royalty		397.5	0.0	0.0	397.5
WI After Royalty		317.4	0.0	0.0	317.4
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		317.4	0.0	0.0	317.4

Sales Gas	MMcf
Ultimate Remaining		1,349.1	248.6	0.0	1,597.8
WI Before Royalty		987.2	74.6	0.0	1,061.8
WI After Royalty		691.8	60.3	0.0	752.0
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		691.8	60.3	0.0	752.0

NGLs	Mbbl
Ultimate Remaining		3.6	8.5	0.0	12.1
WI Before Royalty		2.6	2.6	0.0	5.2
WI After Royalty		1.9	1.6	0.0	3.6
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		1.9	1.6	0.0	3.6

MBOE	Mboe
Ultimate Remaining		758.4	49.9	0.0	808.4
WI Before Royalty		564.7	15.0	0.0	579.6
WI After Royalty		434.7	11.7	0.0	446.3
Royalty Interest		0.0	0.0	0.0	0.0
Total Net		434.7	11.7	0.0	446.3

Net Present Values - BTAX	M$
Undiscounted		20,822.0	132.8	0.0	20,954.8
Discounted at 5%		19,954.8	106.4	0.0	20,061.2
Discounted at 10%		19,161.5	85.3	0.0	19,246.9
Discounted at 15%		18,438.4	68.4	0.0	18,506.8
Discounted at 20%		17,779.8	54.6	0.0	17,834.4

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED RESERVES AND PRESENT VALUE

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)
Canada

Effective December 31, 2011			Proved Developed Producing
			Oil			Sales Gas			NGL			BOE			Present Value
		Avg
		Int Category	WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
Location	Formation	%	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada
Alberta
Abandonments			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-517.9	-390.0	-300.3
Alberta			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-517.9	-390.0	-300.3
British Columbia
Drake/Woodrush			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
British Columbia			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
Canada			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	19,954.8	19,161.5	18,438.4
Total			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	19,954.8	19,161.5	18,438.4

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

DETAILED RESERVES AND PRESENT VALUE

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Canada

Effective December 31, 2011			Proved
			Oil			Sales Gas			NGL			BOE			Present Value
		Avg
		Int Category	WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
Location	Formation	%	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada
Alberta
Abandonments			0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-517.9	-390.0	-300.3
Saddle Hills			0.0	0.0	0.0	74.6	0.0	60.3	2.6	0.0	1.6	15.0	0.0	11.7	106.4	85.3	68.4
Alberta			0.0	0.0	0.0	74.6	0.0	60.3	2.6	0.0	1.6	15.0	0.0	11.7	-411.6	-304.7	-231.9
British Columbia
Drake/Woodrush			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
British Columbia			397.5	0.0	317.4	987.2	0.0	691.8	2.6	0.0	1.9	564.7	0.0	434.7	20,472.8	19,551.6	18,738.8
Canada			397.5	0.0	317.4	1,061.8	0.0	752.0	5.2	0.0	3.6	579.6	0.0	446.3	20,061.2	19,246.9	18,506.8
Total			397.5	0.0	317.4	1,061.8	0.0	752.0	5.2	0.0	3.6	579.6	0.0	446.3	20,061.2	19,246.9	18,506.8

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

PRODUCTION AND REVENUE FORECAST

Company Share

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

2012

Effective December 31, 2011			Proved Developed Producing
			Company Share		Total	Crown	FH &	Oper	Aband	Min Tax		Cash
			Oil & NGL	Gas	Revenue	Royalty	ORR	Exp	Costs	& SCC	Invest	Flow
Location	Formation	Category	Mbbl	MMcf	M$	M$	M$	M$	M$	M$	M$	M$
Canada
British Columbia
Drake/Woodrush			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
British Columbia			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
Canada			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
Total			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

PRODUCTION AND REVENUE FORECAST

Company Share

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

2012

Effective December 31, 2011			Proved
			Company Share		Total	Crown	FH &	Oper	Aband	Min Tax		Cash
			Oil & NGL	Gas	Revenue	Royalty	ORR	Exp	Costs	& SCC	Invest	Flow
Location	Formation	Category	Mbbl	MMcf	M$	M$	M$	M$	M$	M$	M$	M$
Canada
Alberta
Saddle Hills			0	0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	-150.0
Alberta			0	0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	-150.0
British Columbia
Drake/Woodrush			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
British Columbia			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	0.0	13,495.6
Canada			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	150.0	13,345.6
Total			232	403	22,447.7	5,054.0	75.9	3,822.3	0.0	0.0	150.0	13,345.6

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL
		Pool	Pool	WI	RI				Pool	Pool	WI	RI			Co. Share		WI	Co. Share
		Rates	Volumes	Volume	Volume	Price	Revenue		Rates	Volumes	Volume	Volume	Price	Revenue	Volume	Price	Rates	Rates
	Wells	bbl/d	bbl	bbl	bbl	$/bbl	M$	Wells	Mcf/d	MMcf	MMcf	MMcf	$/Mcf	M$	lt	$/lt	boe/d	boe/d
2012	3.0	841	307,961.2	230,970.9	0.0	90.15	20,822	5.0	1,497	548.0	402.7	0.0	3.82	1,538	0.0	0.00	817	817
2013	3.0	321	117,009.4	87,757.1	0.0	90.15	7,911	4.0	846	308.9	226.0	0.0	3.82	864	0.0	0.00	345	345
2014	3.0	157	57,404.1	43,053.1	0.0	90.15	3,881	3.0	557	203.2	148.3	0.0	3.82	567	0.0	0.00	187	187
2015	3.0	79	28,818.2	21,613.7	0.0	90.15	1,948	3.0	384	140.1	102.1	0.0	3.83	391	0.0	0.00	107	107
2016	3.0	51	18,792.8	14,094.6	0.0	90.15	1,271	3.0	268	98.0	71.4	0.0	3.83	273	0.0	0.00	72	72
2017	0.0	0	0.0	0.0	0.0	0.00	0	2.0	128	46.8	33.6	0.0	3.83	129	0.0	0.00	16	16
2018	0.0	0	0.0	0.0	0.0	0.00	0	1.0	11	4.1	3.1	0.0	3.83	12	0.0	0.00	1	1
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			529,985.8	397,489.3	0.0	90.15	35,834			1,349.1	987.2	0.0	3.82	3,773	0.0	0.00
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00
Total			529,985.8	397,489.3	0.0	90.15	35,834			1,349.1	987.2	0.0	3.82	3,773	0.0	0.00

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL
	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI	CS Net
	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volumes	Volumes
	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	bbl
2012	990.5	0.0	89.01	88.2	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	990.5	0.0	731.0
2013	626.0	0.0	89.01	55.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	626.0	0.0	463.7
2014	415.8	0.0	89.01	37.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	415.8	0.0	307.8
2015	289.0	0.0	89.01	25.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	289.0	0.0	212.7
2016	202.3	0.0	89.01	18.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	202.3	0.0	148.1
2017	97.5	0.0	89.01	8.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	97.5	0.0	74.4
2018	8.9	0.0	89.01	0.8	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	8.9	0.0	7.1
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	2,630.0	0.0	89.01	234.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	2,630.0	0.0	1,944.7
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	2,630.0	0.0	89.01	234.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	2,630.0	0.0	1,944.7

CASH FLOW BTAX

						Total	Net Rev		Sask	Fixed	Variable		Total	Abandon	Net		NET	CUM	Disc Cash
	Company	Crown	Freehold	ORR	Mineral	Royalty	After	Other	Corp	Oper	Operating	Other	Operating	Cost &	Operating	Total	Cash	Cash	Flow
	Revenue	Royalty	Royalty	Royalty	Tax	Burden	Royalties	Income	Cap Tax	Expense	Expense	Expenses	Costs	Salvage	Income	Investment	Flow	Flow	(10%)
	M$	M$	M$	M$	M$	%	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	75.9	0.0	23	17,318	0.0	0.0	897.8	2,924.5	0.0	3,822.3	0.0	13,496	0.0	13,496	13,496	12,895
2013	8,831	1,814.3	0.0	45.9	0.0	21	6,971	0.0	0.0	880.6	1,266.2	0.0	2,146.7	74.2	4,750	0.0	4,750	18,246	4,148
2014	4,486	775.9	0.0	30.7	0.0	18	3,679	0.0	0.0	871.8	688.6	0.0	1,560.4	0.0	2,119	0.0	2,119	20,364	1,684
2015	2,365	275.3	0.0	22.8	0.0	13	2,067	0.0	0.0	871.8	395.5	0.0	1,267.3	0.0	799	0.0	799	21,164	573
2016	1,562	130.5	0.0	17.0	0.0	9	1,414	0.0	0.0	871.8	266.5	0.0	1,138.3	56.2	220	0.0	220	21,383	143
2017	137	19.6	0.0	4.5	0.0	18	113	0.0	0.0	40.6	60.5	0.0	101.1	56.2	-44	0.0	-44	21,339	-26
2018	13	1.4	0.0	0.0	0.0	11	11	0.0	0.0	5.4	5.5	0.0	10.9	56.2	-56	0.0	-56	21,283	-30
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	461.2	-461	0.0	-461	20,822	-226
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,822	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,822	0
Sub	39,841	8,070.9	0.0	196.9	0.0	21	31,573	0.0	0.0	4,439.6	5,607.3	0.0	10,047.0	704.2	20,822	0.0	20,822	20,822	19,162
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,822	0
Total	39,841	8,070.9	0.0	196.9	0.0	21	31,573	0.0	0.0	4,439.6	5,607.3	0.0	10,047.0	704.2	20,822	0.0	20,822	20,822	19,162

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	1.9
Reserves Life	7.0
RLI (BOE)	1.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	529,986	397,489	397,489	317,415
Gas (MMcf)	1,349	987	987	692
Gas (boe)	224,857	164,536	164,536	115,294
*NGL (bbl)	0	0	0	0
Cond (bbl)	3,602	2,630	2,630	1,945
Total (boe)	758,445	564,655	564,655	434,654

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	20,822	0.0	20,822	36.88
5	19,955	0.0	19,955	35.34
10	19,162	0.0	19,162	33.93
12	18,864	0.0	18,864	33.41
15	18,438	0.0	18,438	32.65
20	17,780	0.0	17,780	31.49

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX				ATAX
		Unrisked		Risked		Unrisked		Risked
Discount Rate	(%)		10.0		10.0		10.0		10.0
Payout	(Yrs)		0.0		0.0		0.0		0.0
Discounted Payout	(Yrs)		0.0		0.0		0.0		0.0
DCF Rate of Return	(%)	>	200.0	>	200.0	>	200.0	>	200.0
NPV/Undisc Invest			0.0		0.0		0.0		0.0
NPV/Disc Invest			0.0		0.0		0.0		0.0
NPV/DIS Cap Exposure			0.0		0.0		0.0		0.0
NPV/BOEPD	(M$/boepd)		23.4		23.4		22.5		17.6

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share
		Unrisked	Risked	Unrisked	Risked
Production	(BOEPD)	819	819	819	819
Price	($/BOE)	75.06	75.06	75.06	75.06
Royalties	($/BOE)	17.15	17.15	17.15	17.15
Operating Costs	($/BOE)	12.78	12.78	12.78	12.78
NetBack	($/BOE)	45.12	45.12	45.12	45.12
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Developed Producing Reserves

CASH FLOW ATAX

	Income			Federal	Basic	Federal			Federal	Attributed	Provincial	Basic	Provincial	Provincial	Total			CUM	Disc Cash
	Before	Tax Loss	Tax Loss	Taxable	Federal	M&P Tax	Federal	Invest Tax	Income	Royalty	Taxable	Provincial	M&P Tax	Income	Income	BTAX	ATAX	Cash	Flow
	Tax Loss	Generated	Claim	Income	Tax	Credit	Surtax	Credit	Tax	Income	Income	Tax	Credit	Tax	Tax	Cash Flow	Cash Flow	Flow	(10%)
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13,496	13,496	13,496	12,895
2013	2,851.9	0.0	0.0	2,851.9	427.8	0.0	0.0	0.0	427.8	0.0	2,851.9	285.2	0.0	285.2	713.0	4,750	4,037	17,533	3,532
2014	756.5	0.0	0.0	756.5	113.5	0.0	0.0	0.0	113.5	0.0	756.5	75.7	0.0	75.7	189.1	2,119	1,929	19,462	1,536
2015	-204.9	204.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	799	799	20,262	573
2016	-521.6	521.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	220	220	20,481	143
2017	-591.8	591.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-44	-44	20,437	-26
2018	-461.0	461.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-56	-56	20,381	-30
2019	-761.0	761.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-461	-461	19,920	-226
2020	-222.1	222.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	19,920	0
2021	-164.7	164.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	19,920	0
Sub	681.4	2,927.0	0.0	3,608.4	541.3	0.0	0.0	0.0	541.3	0.0	3,608.4	360.8	0.0	360.8	902.1	20,822	19,920	19,920	18,397
Rem	-481.3	481.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	19,920	0
Total	200.1	3,408.3	0.0	3,608.4	541.3	0.0	0.0	0.0	541.3	0.0	3,608.4	360.8	0.0	360.8	902.1	20,822	19,920	19,920	18,397

TAXABLE INCOME

			Plus Non-		Resource			Net	Net Resource	Net Other					Resource
	Resource	Resource	Deduct	Resource	Operating	Resource	Resource	Production	Royalty	Resource				Depletion	Taxable
	Revenue	Royalty	Royalty	Allowance	Cost	CCA	Overhead	Royalty	Income	Income	COGPE	CDE	CEE	Allowance	Income
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	0.0	3,822.3	1,792.8	0.0	0.0	-75.9	0.0	2.9	717.0	10,982.9	0.0	0.0
2013	8,831	1,814.3	0.0	0.0	2,221.0	1,344.6	0.0	0.0	-45.9	0.0	2.6	501.9	49.1	0.0	2,851.9
2014	4,486	775.9	0.0	0.0	1,560.4	1,008.4	0.0	0.0	-30.7	0.0	2.3	351.3	0.0	0.0	756.5
2015	2,365	275.3	0.0	0.0	1,267.3	756.3	0.0	0.0	-22.8	0.0	2.1	245.9	0.0	0.0	-204.9
2016	1,562	130.5	0.0	0.0	1,194.5	567.2	0.0	0.0	-17.0	0.0	1.9	172.2	0.0	0.0	-521.6
2017	137	19.6	0.0	0.0	157.4	425.4	0.0	0.0	-4.5	0.0	1.7	120.5	0.0	0.0	-591.8
2018	13	1.4	0.0	0.0	67.2	319.1	0.0	0.0	0.0	0.0	1.5	84.4	0.0	0.0	-461.0
2019	0	0.0	0.0	0.0	461.2	239.3	0.0	0.0	0.0	0.0	1.4	59.0	0.0	0.0	-761.0
2020	0	0.0	0.0	0.0	0.0	179.5	0.0	0.0	0.0	0.0	1.2	41.3	0.0	0.0	-222.1
2021	0	0.0	0.0	0.0	0.0	134.6	0.0	0.0	0.0	0.0	1.1	28.9	0.0	0.0	-164.7
Sub	39,841	8,070.9	0.0	0.0	10,751.2	6,767.2	0.0	0.0	-196.9	0.0	18.9	2,322.5	11,032.0	0.0	681.4
Rem	0	0.0	0.0	0.0	0.0	403.8	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-481.3
Total	39,841	8,070.9	0.0	0.0	10,751.2	7,171.0	0.0	0.0	-196.9	0.0	28.9	2,390.0	11,032.0	0.0	200.1

TAX LOSS POOL

	Net			M&P	Other			Non	Other
	Processing	Class 41	Processing	Taxable	Business	Class 1	Class 2	Resource	Taxable	Overhead	Overhead	COGPE	CDE	CEE	Depletion	Acri	Tax Loss
	Income	CCA	Overhead	Income	Income	CCA	CCA	Overhead	Income	to CEE	to CDE	Pool	Pool	Pool	Pool	Pool	Pool
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	49.1	0.0	0.0	0.0
2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	204.9
2016	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	726.5
2017	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	1,318.3
2018	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	1,779.3
2019	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	2,540.2
2020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	2,762.3
2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,927.0
Sub	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,927.0
Rem	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,408.3
Total	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,408.3

NET PRESENT VALUES AFTER TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	19,920	0.0	19,920	35.28
5	19,126	0.0	19,126	33.87
10	18,397	0.0	18,397	32.58
12	18,123	0.0	18,123	32.10
15	17,731	0.0	17,731	31.40
20	17,122	0.0	17,122	30.32

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00%
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Reserves

OIL, GAS & SULPHUR SUMMARY

		COMPANY OIL						COMPANY SALES GAS							SULPHUR		TOTAL
		Pool	Pool	WI	RI				Pool	Pool	WI	RI			Co. Share		WI	Co. Share
		Rates	Volumes	Volume	Volume	Price	Revenue		Rates	Volumes	Volume	Volume	Price	Revenue	Volume	Price	Rates	Rates
	Wells	bbl/d	bbl	bbl	bbl	$/bbl	M$	Wells	Mcf/d	MMcf	MMcf	MMcf	$/Mcf	M$	lt	$/lt	boe/d	boe/d
2012	3.0	841	307,961.2	230,970.9	0.0	90.15	20,822	5.0	1,497	548.0	402.7	0.0	3.82	1,538	0.0	0.00	817	817
2013	3.0	321	117,009.4	87,757.1	0.0	90.15	7,911	5.0	1,108	404.5	254.6	0.0	3.84	979	0.0	0.00	361	361
2014	3.0	157	57,404.1	43,053.1	0.0	90.15	3,881	4.0	722	263.7	166.5	0.0	3.84	640	0.0	0.00	197	197
2015	3.0	79	28,818.2	21,613.7	0.0	90.15	1,948	4.0	495	180.5	114.3	0.0	3.84	439	0.0	0.00	113	113
2016	3.0	51	18,792.8	14,094.6	0.0	90.15	1,271	4.0	345	126.3	79.9	0.0	3.84	307	0.0	0.00	76	76
2017	0.0	0	0.0	0.0	0.0	0.00	0	3.0	184	67.2	39.7	0.0	3.85	153	0.0	0.00	19	19
2018	0.0	0	0.0	0.0	0.0	0.00	0	2.0	21	7.6	4.1	0.0	3.87	16	0.0	0.00	2	2
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			529,985.8	397,489.3	0.0	90.15	35,834			1,597.8	1,061.8	0.0	3.84	4,072	0.0	0.00
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00
Total			529,985.8	397,489.3	0.0	90.15	35,834			1,597.8	1,061.8	0.0	3.84	4,072	0.0	0.00

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL
	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI		Co. Share	WI	RI	CS Net
	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volume	Price	Revenue	Volume	Volumes	Volumes
	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	$/bbl	M$	bbl	bbl	bbl
2012	990.5	0.0	89.01	88.2	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	990.5	0.0	731.0
2013	975.9	0.0	91.88	89.7	0.0	0.0	0.00	0.0	341.2	0.0	48.43	16.5	289.6	0.0	77.58	22.5	1,606.7	0.0	1,255.3
2014	637.0	0.0	91.79	58.5	0.0	0.0	0.00	0.0	215.8	0.0	48.43	10.4	183.1	0.0	77.58	14.2	1,035.9	0.0	645.3
2015	436.9	0.0	91.72	40.1	0.0	0.0	0.00	0.0	144.3	0.0	48.43	7.0	122.4	0.0	77.58	9.5	703.6	0.0	438.4
2016	305.9	0.0	91.72	28.1	0.0	0.0	0.00	0.0	101.0	0.0	48.43	4.9	85.7	0.0	77.58	6.6	492.5	0.0	306.0
2017	172.1	0.0	92.48	15.9	0.0	0.0	0.00	0.0	72.8	0.0	48.43	3.5	61.8	0.0	77.58	4.8	306.7	0.0	188.3
2018	21.9	0.0	93.75	2.1	0.0	0.0	0.00	0.0	12.6	0.0	48.43	0.6	10.7	0.0	77.58	0.8	45.3	0.0	26.9
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	3,540.1	0.0	91.07	322.4	0.0	0.0	0.00	0.0	887.6	0.0	48.43	43.0	753.4	0.0	77.58	58.4	5,181.1	0.0	3,591.1
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	3,540.1	0.0	91.07	322.4	0.0	0.0	0.00	0.0	887.6	0.0	48.43	43.0	753.4	0.0	77.58	58.4	5,181.1	0.0	3,591.1

CASH FLOW BTAX

						Total	Net Rev		Sask	Fixed	Variable		Total	Abandon	Net		NET	CUM	Disc Cash
	Company	Crown	Freehold	ORR	Mineral	Royalty	After	Other	Corp	Oper	Operating	Other	Operating	Cost &	Operating	Total	Cash	Cash	Flow
	Revenue	Royalty	Royalty	Royalty	Tax	Burden	Royalties	Income	Cap Tax	Expense	Expense	Expenses	Costs	Salvage	Income	Investment	Flow	Flow	(10%)
	M$	M$	M$	M$	M$	%	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	75.9	0.0	23	17,318	0.0	0.0	897.8	2,924.5	0.0	3,822.3	0.0	13,496	150.0	13,346	13,346	12,758
2013	9,019	1,823.0	0.0	59.9	0.0	21	7,136	0.0	0.0	896.3	1,292.0	0.0	2,188.3	74.2	4,874	0.0	4,874	18,219	4,256
2014	4,604	787.9	0.0	37.8	0.0	18	3,779	0.0	0.0	887.5	704.9	0.0	1,592.4	0.0	2,186	0.0	2,186	20,405	1,738
2015	2,444	281.3	0.0	26.3	0.0	13	2,137	0.0	0.0	887.5	406.4	0.0	1,293.9	0.0	843	0.0	843	21,248	604
2016	1,617	133.0	0.0	18.5	0.0	9	1,466	0.0	0.0	887.5	274.2	0.0	1,161.7	56.2	248	0.0	248	21,496	161
2017	177	20.3	0.0	5.0	0.0	14	152	0.0	0.0	56.4	66.0	0.0	122.4	56.2	-27	0.0	-27	21,469	-16
2018	20	1.4	0.0	0.0	0.0	7	18	0.0	0.0	8.8	6.5	0.0	15.3	56.2	-53	0.0	-53	21,416	-29
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	461.2	-461	0.0	-461	20,955	-226
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,955	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,955	0
Sub	40,330	8,100.9	0.0	223.4	0.0	21	32,005	0.0	0.0	4,521.8	5,674.5	0.0	10,196.2	704.2	21,105	150.0	20,955	20,955	19,247
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	20,955	0
Total	40,330	8,100.9	0.0	223.4	0.0	21	32,005	0.0	0.0	4,521.8	5,674.5	0.0	10,196.2	704.2	21,105	150.0	20,955	20,955	19,247

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	1.9
Reserves Life	7.0
RLI (BOE)	1.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	529,986	397,489	397,489	317,415
Gas (MMcf)	1,598	1,062	1,062	752
Gas (boe)	266,297	176,968	176,968	125,338
*NGL (bbl)	5,470	1,641	1,641	1,100
Cond (bbl)	6,635	3,540	3,540	2,491
Total (boe)	808,388	579,638	579,638	446,344

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	21,105	150.0	20,955	36.15
5	20,204	143.1	20,061	34.61
10	19,384	136.9	19,247	33.20
12	19,077	134.6	18,942	32.68
15	18,638	131.2	18,507	31.93
20	17,960	126.0	17,834	30.77

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	183.19	183.19
Cost Of Reserves	$/BOE	0.26	0.26
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX				ATAX
		Unrisked		Risked		Unrisked		Risked
Discount Rate	(%)		10.0		10.0		10.0		10.0
Payout	(Yrs)		0.0		0.0		0.0		0.0
Discounted Payout	(Yrs)		0.0		0.0		0.0		0.0
DCF Rate of Return	(%)	>	200.0	>	200.0	>	200.0	>	200.0
NPV/Undisc Invest			128.3		128.3		123.1		96.4
NPV/Disc Invest			140.6		140.6		134.8		105.6
NPV/DIS Cap Exposure			140.6		140.6		134.8		105.6
NPV/BOEPD	(M$/boepd)		23.5		23.5		22.5		17.7

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share
		Unrisked	Risked	Unrisked	Risked
Production	(BOEPD)	819	819	819	819
Price	($/BOE)	75.06	75.06	75.06	75.06
Royalties	($/BOE)	17.15	17.15	17.15	17.15
Operating Costs	($/BOE)	12.78	12.78	12.78	12.78
NetBack	($/BOE)	45.12	45.12	45.12	45.12
Recycle Ratio	(ratio)	174.37	174.37	174.37	174.37

© Deloitte & Touche LLP and affiliated entities.

Dejour Energy (Alberta) Ltd.

CASH FLOW TAX POOL

AJM Deloitte SEC December 1 2011 Constant Pricing (CAD)

Selection : Canada
Effective December 31, 2011	Total Proved Reserves

CASH FLOW ATAX

	Income			Federal	Basic	Federal			Federal	Attributed	Provincial	Basic	Provincial	Provincial	Total			CUM	Disc Cash
	Before	Tax Loss	Tax Loss	Taxable	Federal	M&P Tax	Federal	Invest Tax	Income	Royalty	Taxable	Provincial	M&P Tax	Income	Income	BTAX	ATAX	Cash	Flow
	Tax Loss	Generated	Claim	Income	Tax	Credit	Surtax	Credit	Tax	Income	Income	Tax	Credit	Tax	Tax	Cash Flow	Cash Flow	Flow	(10%)
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13,346	13,346	13,346	12,758
2013	2,923.9	0.0	0.0	2,923.9	438.6	0.0	0.0	0.0	438.6	0.0	2,923.9	292.4	0.0	292.4	731.0	4,874	4,143	17,488	3,624
2014	799.5	0.0	0.0	799.5	119.9	0.0	0.0	0.0	119.9	0.0	799.5	79.9	0.0	79.9	199.9	2,186	1,986	19,475	1,581
2015	-180.0	180.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	843	843	20,317	604
2016	-507.3	507.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	248	248	20,565	161
2017	-584.5	584.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-27	-27	20,539	-16
2018	-466.2	466.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-53	-53	20,485	-29
2019	-766.8	766.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-461	-461	20,024	-226
2020	-226.4	226.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,024	0
2021	-168.0	168.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,024	0
Sub	824.1	2,899.2	0.0	3,723.4	558.5	0.0	0.0	0.0	558.5	0.0	3,723.4	372.3	0.0	372.3	930.8	20,955	20,024	20,024	18,459
Rem	-491.2	491.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,024	0
Total	332.9	3,390.4	0.0	3,723.4	558.5	0.0	0.0	0.0	558.5	0.0	3,723.4	372.3	0.0	372.3	930.8	20,955	20,024	20,024	18,459

TAXABLE INCOME

			Plus Non-		Resource			Net	Net Resource	Net Other					Resource
	Resource	Resource	Deduct	Resource	Operating	Resource	Resource	Production	Royalty	Resource				Depletion	Taxable
	Revenue	Royalty	Royalty	Allowance	Cost	CCA	Overhead	Royalty	Income	Income	COGPE	CDE	CEE	Allowance	Income
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	22,448	5,054.0	0.0	0.0	3,822.3	1,811.5	0.0	0.0	-75.9	0.0	2.9	717.0	10,964.2	0.0	0.0
2013	9,019	1,823.0	0.0	0.0	2,262.5	1,377.4	0.0	0.0	-59.9	0.0	2.6	501.9	67.8	0.0	2,923.9
2014	4,604	787.9	0.0	0.0	1,592.4	1,033.0	0.0	0.0	-37.8	0.0	2.3	351.3	0.0	0.0	799.5
2015	2,444	281.3	0.0	0.0	1,293.9	774.8	0.0	0.0	-26.3	0.0	2.1	245.9	0.0	0.0	-180.0
2016	1,617	133.0	0.0	0.0	1,217.9	581.1	0.0	0.0	-18.5	0.0	1.9	172.2	0.0	0.0	-507.3
2017	177	20.3	0.0	0.0	178.6	435.8	0.0	0.0	-5.0	0.0	1.7	120.5	0.0	0.0	-584.5
2018	20	1.4	0.0	0.0	71.5	326.9	0.0	0.0	-0.0	0.0	1.5	84.4	0.0	0.0	-466.2
2019	0	0.0	0.0	0.0	461.2	245.1	0.0	0.0	0.0	0.0	1.4	59.0	0.0	0.0	-766.8
2020	0	0.0	0.0	0.0	0.0	183.9	0.0	0.0	0.0	0.0	1.2	41.3	0.0	0.0	-226.4
2021	0	0.0	0.0	0.0	0.0	137.9	0.0	0.0	0.0	0.0	1.1	28.9	0.0	0.0	-168.0
Sub	40,330	8,100.9	0.0	0.0	10,900.5	6,907.3	0.0	0.0	-223.4	0.0	18.9	2,322.5	11,032.0	0.0	824.1
Rem	0	0.0	0.0	0.0	0.0	413.7	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-491.2
Total	40,330	8,100.9	0.0	0.0	10,900.5	7,321.0	0.0	0.0	-223.4	0.0	28.9	2,390.0	11,032.0	0.0	332.9

TAX LOSS POOL

	Net			M&P	Other			Non	Other
	Processing	Class 41	Processing	Taxable	Business	Class 1	Class 2	Resource	Taxable	Overhead	Overhead	COGPE	CDE	CEE	Depletion	Acri	Tax Loss
	Income	CCA	Overhead	Income	Income	CCA	CCA	Overhead	Income	to CEE	to CDE	Pool	Pool	Pool	Pool	Pool	Pool
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2012	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	67.8	0.0	0.0	0.0
2013	0.0	32.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	24.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	18.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	180.0
2016	0.0	13.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	687.3
2017	0.0	10.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	1,271.8
2018	0.0	7.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	1,738.0
2019	0.0	5.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	2,504.9
2020	0.0	4.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	2,731.3
2021	0.0	3.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,899.2
Sub	0.0	140.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,899.2
Rem	0.0	9.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,390.4
Total	0.0	150.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,390.4

NET PRESENT VALUES AFTER TAX

Discount
Rate	Op Income	Investment	Cash Flow	NPV/BOE
%	M$	M$	M$	$/BOE
0	20,174	150.0	20,024	34.55
5	19,350	143.1	19,207	33.14
10	18,596	136.9	18,459	31.85
12	18,313	134.6	18,178	31.36
15	17,908	131.2	17,777	30.67
20	17,282	126.0	17,156	29.60

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00%
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

© Deloitte & Touche LLP and affiliated entities.

Evaluation procedure

Definitions and methodology

Effective as of December 2011

© Deloitte LLP and affiliated entities.

Table of Contents

Definitions

• Procedure
• Reserve evaluation
• Reserve classification

Reserve estimation methodology

Production forecasts

Land schedules and maps

Geology

Royalties and taxes

Capital and operating considerations

Pricing overview

© Deloitte LLP and affiliated entities.

Procedure

AJM Deloitte has prepared estimates of reserves in accordance with the SEC Regulation S-K, 229.1202 and Regulation S-X, 210.4-10.

Reserve evaluation

A “Reserves evaluation” is the process whereby a qualified reserves evaluator estimates the quantities and values of oil and gas reserves by interpreting and assessing all available pertinent data. The value of an oil and gas asset is a function of the ability or potential ability of that asset to generate future net revenue, and it is measured using a set of forward-looking assumptions regarding reserves, production, prices, and costs. Evaluations of oil and gas reserves, include a discounted cash flow analysis of estimated future net revenue.

Reserve classification

Reserves are classified by AJM Deloitte in accordance with the definitions that are described in the United States Securities and Exchange Commission Regulation S-X Part 210.4-10(a).

© Deloitte LLP and affiliated entities.

Reserve estimation methodology

AJM Deloitte has assigned all reserves via deterministic methods.

Production forecasts

Production forecasts are based on historical trends or by comparison with other wells in the immediate area producing from analogous reservoirs. Non-producing gas reserves were forecast to come on-stream within the first two years from the effective date under direct sales pricing and deliverability assumptions, if a tie-in point to an existing gathering system was in close proximity (approximately two miles). If the tie-in point was of a greater distance (and dependent on the reserve volume and risk) the reserves were forecast to come on-stream in years three or four from the effective date. These on-stream dates were used when the company could not provide specific on-stream date information.

© Deloitte LLP and affiliated entities.

Land schedule and maps

The Company provided schedules of land ownership which included lessor and lessee royalty burdens. The land data was accepted as factual and no investigation of title by AJM Deloitte was made to verify the records.

Well maps included within this report represent all of the Company’s interests that were evaluated in the specified area.

Geology

An initial review of each property is undertaken to establish the produced maturity of the reservoir being evaluated. Where extensive production history exists a geologic analysis is not conducted since the remaining hydrocarbons can be determined by productivity analysis.

For properties that are not of a mature production nature a geologic review is conducted. This work consists of:

•	developing a regional understanding of the play,

•	assessing reservoir parameters from the nearest analogous production,

•	analysis of all relevant well data including logs, cores, and tests to measure net formation thickness (pay), porosity, and initial water saturation,

•	auditing of client mapping or developing maps to meet AJM Deloitte’s need to establish volumetric hydrocarbons-in-place.

Procedures specific to the individual properties are discussed in the body of the property report.

© Deloitte LLP and affiliated entities.

Royalties and taxes

All royalties and taxes, including the lessor and overriding royalties, are based on government regulations, negotiated leases or farmout agreements, that were in effect as of the evaluation effective date. If regulations change, the net after royalty recoverable reserve volumes may differ materially.

AJM Deloitte utilizes a variety of reserves and valuation products in determining the result sets.

Capital and operating considerations

Reserves estimated to meet the standards for constant prices and costs, are based on Regulation S-X 210.4-10(a).

Capital costs were provided by the Company and reviewed by AJM Deloitte for reasonableness.

Operating costs were determined from historical data on the property as provided by the evaluated Company.

© Deloitte LLP and affiliated entities.

Pricing overview

The following table contains the constant dollar evaluation of the Company. Prices were calculated in accordance with the definition (22)(v) of Regulation S-X, 210.4-10(a) and were determined by taking the un-weighted average of the prices on the first day of the month for the preceding 12 months.

The effects of derivative instruments designated as price hedges of oil and gas quantities if any, are not reflected in AJM Deloitte’s individual property evaluations.

Weighted average
		Benchmark price	realized report price
	Benchmark	($CAD)	($CAD)
Oil	NYMEX WTI @ Cushing	$96.27/bbl	$90.15/bbl
Gas	NYMEX Henry Hub LA	$4.15/MMbtu	$3.84/Mcf
Condensate	Condensate US	$96.27/bbl	$91.07/bbl

© Deloitte LLP and affiliated entities.

Exhibit 99.2

April 5, 2013

Mr. Harrison Blacker

President

Dejour Energy (USA) Corp.

1401 17th Street, Suite 300

Denver, CO 80202

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado- Amended in Response to SEC Comments

Dear Hal:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County, Colorado and the South Rangely Field Area, Rio Blanco County, Colorado. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2012. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. This report was completed on February 15, 2012, with revisions in response to SEC comments completed on the date of this letter, April 5, 2013.

In general, Proved Developed Non Producing (PDNP) reserves have been assigned to the South Rangely Federal 36-24A well, and Proved Undeveloped (PUD) reserves have been assigned to 77 total well locations. Of the PUD locations, 72 well locations are in the Kokopelli Field Area and five well locations are in the South Rangely Field Area. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized below.

5757 Central Ave.	Suite D	Boulder, Co. 80301 USA	1-303-443-2209	FAX 1-303-443-3156	http://www.gustavson.com

Mr. Harrison Blacker

April 5, 2013

Summary of Net Reserves and Projected Before Tax Cash Flow

		Net	Net		Net Present Value,
		Condensa	Heavy	Net	thousands of US$
	Net Gas	te	NGL	Ethane	Discounted at
	Reserves	Reserves	Reserves	Reserves
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non- Producing, Flat Pricing	158	0	6	8	577	282	218

Proved Undeveloped, Flat Pricing	41,156	287	1,617	2,232	134,689	32,621	17,151
Total Proved, Flat Pricing	41,314	287	1,623	2,240	135,266	32,903	17,369

The proportion of the Company’s total reserves represented by the reserves included in this report is shown below.

		Company Net Proved Reserves
Location of Reserves					Oil	Proportion of
		Gas	Condensate	NGL	Equivalent	Oil Eq.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBOE)	Reserves
United States	Colorado	41,314	287	3,863	11,036	96%
Total Company					11,482	100%

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

Kokopelli Field Area Assumptions, Garfield County, Colorado

Proved Undeveloped (PUD) reserves have been assigned to locations within the area delineated by successful wells and logged net pay, limited to the number of wells in Dejour’s five-year plan, comprising 72 locations with a drilling schedule starting with 8 wells drilled in the 4th quarter of 2012, and 16 wells per year in 2013 through 2016. Significant upside to this amount includes an additional 21 locations that could be considered PUD but for the requirement in the latest SEC guidelines for commitment to drill within five years. The estimated ultimate recovery (EUR) for each location was based on the average performance of 65 wells in the immediate area. Many of these wells were completed in multiple zones, including Williams Fork, Rollins, Cozette, and Corcoran. The average EUR was based on the average composite performance of the total well production from each well, 978 MMCF.

This model includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report you provided. We have accounted for gas shrinkage and lower BTU after processing: all gas reserves volumes tabulated in this report are after shrinkage. We have also forecast NGL production as a ratio of gas production based on the liquids content displayed in the gas sample report, including 95% of the ethane and 100% of all heavier hydrocarbons.

Mr. Harrison Blacker

April 5, 2013

Drilling was assumed to begin in May 2012, with expected drilling and completion costs of $1,637M per well. Initially, four wells are assumed to be drilled per month for two months in the 4th quarter of 2012, coming on line two months after drilling. This program is followed by the drilling of 16 wells per year in 2013 through 2016.

Operating costs are estimated at $2,000 per well per month based on our experience with similar wells in the area. Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing1 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and the differential to Colorado Interstate Gas (CIG) mainline pricing. Cost and prices were held flat. The price for ethane of $0.72/gallon was provided by the client and checked against public data sources. Heavier NGL prices were assumed to be 78.7% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee. Prices are summarized below.

Product	Price
Condensate	$89.19/bbl
Natural Gas	$3.14/MSCF
Ethane	$30.24/bbl
Heavier NGLs	$43.18/bbl
Weighted average total NGLs	$35.68/bbl

Dejour’s interests in the Kokopelli Field Area are reported to be 71.43% working interest with a 20% royalty burden for net revenue interest of 57.14%.

The estimated net reserves volumes and associated net cash flow estimates for the Kokopelli Field Area are summarized below.

			Net		Net Present Value,
			Heavy	Net	thousands of US$
	Net Gas	Net Oil	NGL	Ethane	Discounted at
	Reserves	Reserves	Reserves	Reserves
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Undeveloped, Flat Pricing	40,235	287	1,584	2,186	132,304	32,077	16,926

1 http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

April 5, 2013

South Rangely Field Area Assumptions, Rio Blanco County, Colorado

The South Rangely 36-24A well was drilled and completed in late December 2011. Colorado wildlife restrictions prevent oil and gas activity until spring of 2012. Dejour anticipates that the production equipment, pipeline infrastructure and hook-up will be completed in May 2012. We have assumed that the well will start producing in June 2012. We have assigned Proved Developed Non Producing (PDNP) reserves to the South Rangely Federal 36-24A well. We have also assigned Proved Undeveloped reserves to 5 well locations that are direct offsets to the South Rangely 36-24A well.

The estimated ultimate recovery (EUR) for the South Rangely Federal 36-24A and each of the undeveloped well locations was based on the average decline parameters from 28 wells in the immediate area, 460 MMCF. All of the analog wells are producing from the Mancos B formation and are located within three miles of the South Rangely Federal 36-24A. The EUR was based on the average decline curve parameters for each well and the average composite performance of the production from each well.

This evaluation includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report provided by the client. We have accounted for gas shrinkage and lower BTU after processing: all gas reserves volumes tabulated in this report are after shrinkage. We have also forecast heavy NGL and ethane production as a ratio of gas production based on the liquids content displayed in the gas sample report.

It was assumed that the South Rangely Federal 36-24A well will start producing in June 2012. At your request we have included a capital cost of $175,000 for the pipeline infrastructure and production equipment. The economics presented for the South Rangely 36-24A well, represent cash flows from the effective date, and so include Dejour’s share of completion and equipment costs but not drilling costs. It was assumed that one undeveloped well location would be drilled in April 2013, coming on line two months after drilling. Expected drilling and completion costs of $800M per well were assumed. That would be followed by the drilling of two wells in April 2014 and two wells in April 2015. Operating costs are estimated at $1,200 per well per month as provided by the client and supported by our experience with similar wells in the area.

Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing2 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and CIG differential. Cost and prices were held flat. The price for ethane of $0.72/gallon was provided by the client and checked against public data sources. Heavier NGL prices were assumed to be 73.9% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee. Prices are summarized below.

2 http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

April 5, 2013

Product	Price
Condensate	$89.19/bbl
Natural Gas	$3.14/MSCF
Ethane	$30.24/bbl
Heavier NGLs	$60.01/bbl
Weighted average total NGLs	$42.84/bbl

We understand that for the South Rangely Federal 36-24A well Dejour Energy had a before drilling and completion interest of 50.0%. This includes a carry agreement with Robert L. Bayless Producer LLC. Dejour’s interests in the South Rangely Federal 36-24A after drilling and completion are reported to be 42.5% working interest with a 20% royalty burden for net revenue interest of 34.4%. It is our understanding that the carry agreement only applies to the South Rangely Federal 36-24A well and Dejour’s interests in the South Rangely Field Area are reported to be 42.5% working interest with a 20% royalty burden for net revenue interest of 34.4%.

The estimated net reserves volumes and associated net cash flow estimates for the South Rangely Field Area are summarized below.

A summary cash flow for each pricing scenario is included in Tables 1 through 4. Note that ethane and heavier NGLs are summed in these tables, and the NGL prices shown are average for the entire NGL stream.

			Net Heavy	Net	Net Present Value,
	Net Gas	Net Oil	NGL	Ethane	thousands of US$
	Reserves	Reserves	Reserves	Reserves	Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non- Producing, Flat Pricing	158	0	6	8	577	282	218

Proved Undeveloped, Flat Pricing	921	0	33	46	2,385	544	225
Total, Flat Pricing	1,078	0	39	53	2,962	826	443

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Mr. Harrison Blacker

April 5, 2013

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

GUSTAVSON ASSOCIATES, LLC

Letha C. Lencioni, P.E.

Vice-President, Petroleum Engineering

Registered Professional Engineer, State of Colorado, # 29506

Table 1 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves, Flat Pricing

PROVED DEVELOPED NON-PRODUCING RESERVES	DATE	:	2/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	:	10:40:00
	DBS	:	Dejour1-12
	SETTINGS	:	Dejour
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	INTEREST	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	0.000	47.306	35.167	0.000	16.261	1.395	0	3.14	42.84	110.825	11.328	175.000	-75.502	-75.502	-73.319
12-2013	0.000	55.813	270.587	0.000	19.186	1.646	0	3.14	42.84	130.756	15.273	0.000	115.483	39.980	26.779
12-2014	0.000	39.609	412.413	0.000	13.616	1.168	0	3.14	42.84	92.793	12.616	0.000	80.178	120.158	89.959
12-2015	0.000	30.685	508.459	0.000	10.548	0.905	0	3.14	42.84	71.886	11.152	0.000	60.734	180.893	133.466
12-2016	0.000	25.030	583.565	0.000	8.604	0.738	0	3.14	42.84	58.640	10.225	0.000	48.415	229.308	164.995

12-2017	0.000	21.127	498.610	0.000	7.262	0.623	0	3.14	42.84	49.494	9.585	0.000	39.910	269.217	188.622
12-2018	0.000	18.270	349.965	0.000	6.280	0.539	0	3.14	42.84	42.802	9.116	0.000	33.686	302.903	206.752
12-2019	0.000	16.090	284.615	0.000	5.531	0.475	0	3.14	42.84	37.694	8.759	0.000	28.935	331.839	220.910
12-2020	0.000	14.371	244.023	0.000	4.940	0.424	0	3.14	42.84	33.667	8.477	0.000	25.190	357.029	232.114
12-2021	0.000	12.981	215.539	0.000	4.462	0.383	0	3.14	42.84	30.412	8.249	0.000	22.163	379.192	241.076

12-2022	0.000	11.835	194.141	0.000	4.068	0.349	0	3.14	42.84	27.727	8.061	0.000	19.666	398.858	248.305
12-2023	0.000	10.873	177.334	0.000	3.738	0.321	0	3.14	42.84	25.473	7.903	0.000	17.570	416.428	254.177
12-2024	0.000	10.055	163.704	0.000	3.456	0.297	0	3.14	42.84	23.556	7.769	0.000	15.787	432.215	258.973
12-2025	0.000	9.350	152.381	0.000	3.214	0.276	0	3.14	42.84	21.905	7.653	0.000	14.252	446.467	262.909
12-2026	0.000	8.737	142.796	0.000	3.003	0.258	0	3.14	42.84	20.469	7.553	0.000	12.916	459.383	266.152

S TOT	0.000	332.132	4233.299	0.000	114.171	9.797	0	3.14	42.84	778.100	143.717	175.000	459.383	459.383	266.152

AFTER	0.000	127.388	2340.660	0.000	43.789	3.757	0	3.14	42.84	298.436	176.441	4.250	117.745	577.128	281.808

TOTAL	0.000	459.520	6573.959	0.000	157.960	13.554	0	3.14	42.84	1076.536	320.158	179.250	577.128	577.128	281.808

	OIL	GAS
GROSS WELLS	0	1
GROSS ULT., MB & MMF	0	459.52
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	0	459.52
NET RES., MB & MMF	0	157.96
NET REVENUE, M$	0	495.995
INITIAL PRICE, $	0	3.14
INITIAL N.I., PCT.	0	34.375

		P.W. %	P.W., M$
LIFE, YRS.	40.42	5	384.558
DISCOUNT %	10	10	281.808
UNDISCOUNTED PAYOUT, YRS.	1.65	15	217.899
DISCOUNTED PAYOUT, YRS.	1.73	20	174.017
UNDISCOUNTED NET/INVEST.	4.22	25	141.868
DISCOUNTED NET/INVEST.	2.67	30	117.24
RATE-OF-RETURN, PCT.	100	40	81.96
INITIAL W.I., PCT.	42.5	60	40.657
		80	17.64
		100	3.303

Table 2 Summary Cash Flow Forecast, All Proved Undeveloped, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	:	2/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	:	10:39:59
	DBS	:	Dejour1-12
	SETTINGS	:	Dejour
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	INTEREST	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	35.169	1.536	215.238	20.165	89.19	3.14	35.68	1532.264	124.402	9354.472	-7946.609	-7946.609	-7401.508
12-2013	20.678	2945.619	274.657	11.816	1672.358	156.554	89.19	3.14	35.74	11900.443	1076.606	19048.943	-8225.105	-16171.715	-14607.286
12-2014	31.517	4567.871	425.336	18.009	2575.838	240.922	89.19	3.14	35.81	18321.482	1810.059	19388.943	-2877.523	-19049.238	-16950.635
12-2015	38.857	5692.066	529.575	22.203	3209.938	299.966	89.19	3.14	35.88	22821.543	2414.653	19680.145	726.749	-18322.488	-16504.059
12-2016	44.596	6472.222	602.597	25.482	3663.674	342.525	89.19	3.14	35.84	26053.461	2922.461	18708.943	4422.062	-13900.426	-13676.339

12-2017	38.104	5506.346	512.842	21.773	3119.891	291.765	89.19	3.14	35.82	22189.555	2823.419	0.000	19366.139	5465.712	-2211.102
12-2018	26.744	3881.116	361.353	15.282	2196.222	205.336	89.19	3.14	35.84	15618.249	2363.430	0.000	13254.815	18720.527	4922.705
12-2019	21.750	3159.164	294.116	12.428	1787.094	167.078	89.19	3.14	35.84	12708.468	2159.745	0.000	10548.724	29269.252	10083.953
12-2020	18.648	2708.670	252.175	10.656	1532.145	143.241	89.19	3.14	35.84	10895.488	2032.836	0.000	8862.653	38131.902	14026.036
12-2021	16.472	2391.774	222.677	9.412	1352.942	126.491	89.19	3.14	35.84	9621.235	1943.639	0.000	7677.595	45809.500	17130.557

12-2022	14.836	2153.393	200.491	8.477	1218.203	113.898	89.19	3.14	35.84	8663.178	1876.574	0.000	6786.603	52596.105	19625.318
12-2023	13.552	1966.002	183.050	7.744	1112.315	103.999	89.19	3.14	35.84	7910.292	1823.872	0.000	6086.415	58682.520	21659.295
12-2024	12.510	1813.975	168.902	7.148	1026.425	95.973	89.19	3.14	35.83	7299.602	1781.125	0.000	5518.474	64200.992	23335.820
12-2025	11.645	1687.662	157.147	6.654	955.069	89.304	89.19	3.14	35.83	6792.248	1745.610	0.000	5046.641	69247.633	24729.621
12-2026	10.912	1580.722	147.196	6.235	894.661	83.659	89.19	3.14	35.83	6362.736	1715.544	0.000	4647.193	73894.820	25896.422

S TOT	323.510	46903.285	4367.283	184.854	26532.010	2480.876	89.19	3.14	35.83	188690.219	28613.975	86181.445	73894.820	73894.820	25896.422

AFTER	178.874	25809.479	2404.093	102.209	14623.746	1367.750	89.19	3.14	35.81	104014.812	42681.457	539.186	60794.172	134689.047	32621.184

TOTAL	502.384	72712.758	6771.376	287.062	41155.758	3848.626	89.19	3.14	35.82	292705.031	71295.430	86720.633	134688.984	134689.047	32621.184

	OIL	GAS
GROSS WELLS	0	77
GROSS ULT., MB & MMF	502.384	72712.75
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	502.384	72712.75
NET RES., MB & MMF	287.062	41155.766
NET REVENUE, M$	25603.068	129229.172
INITIAL PRICE, $	89.19	3.14
INITIAL N.I., PCT.	56.85	56.85

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5	62787.066
DISCOUNT %	10	10	32621.184
UNDISCOUNTED PAYOUT, YRS.	5.72	15	17150.938
DISCOUNTED PAYOUT, YRS.	6.31	20	8204.233
UNDISCOUNTED NET/INVEST.	2.55	25	2644.614
DISCOUNTED NET/INVEST.	1.49	30	-966.989
RATE-OF-RETURN, PCT.	28.66	40	-5016.071
INITIAL W.I., PCT.	71.07	60	-7748.250
		80	-8119.618
		100	-7835.503

Table 3 Summary Cash Flow Forecast, Proved Undeveloped, Kokopelli Field Area, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	:	2/10/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	DATE	:	2/10/2012
KOKOPELLI FIELD AREA	TIME	:	15:32:21
	DBS	:	Dejour1-12
	SETTINGS	:	SETDATA

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	PRODUCTION	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	35.169	1.536	215.238	20.165	89.19	3.14	35.68	1532.264	124.402	9354.472	-7946.609	-7946.609	-7401.508
12-2013	20.678	2898.314	270.598	11.816	1656.097	155.159	89.19	3.14	35.68	11789.618	1065.278	18708.943	-7984.603	-15931.212	-14391.715
12-2014	31.517	4417.446	412.430	18.009	2524.129	236.485	89.19	3.14	35.68	17969.078	1772.131	18708.943	-2512.001	-18443.215	-16434.115
12-2015	38.857	5446.219	508.481	22.203	3111.969	291.560	89.19	3.14	35.68	22153.863	2339.357	18708.943	1105.565	-17337.648	-15699.398
12-2016	44.596	6250.693	583.590	25.482	3571.644	334.629	89.19	3.14	35.68	25426.256	2842.715	18708.943	3874.603	-13463.045	-13228.198

12-2017	38.104	5340.729	498.632	21.773	3051.691	285.913	89.19	3.14	35.68	21724.756	2755.042	0.000	18969.715	5506.669	-1997.652
12-2018	26.744	3748.559	349.980	15.282	2141.926	200.677	89.19	3.14	35.68	15248.208	2301.685	0.000	12946.518	18453.188	4970.227
12-2019	21.750	3048.580	284.628	12.428	1741.959	163.205	89.19	3.14	35.68	12400.867	2102.371	0.000	10298.496	28751.684	10009.044
12-2020	18.648	2613.787	244.034	10.656	1493.518	139.927	89.19	3.14	35.68	10632.238	1978.567	0.000	8653.671	37405.355	13858.174
12-2021	16.472	2308.683	215.548	9.412	1319.181	123.594	89.19	3.14	35.68	9391.151	1891.691	0.000	7499.458	44904.816	16890.664

12-2022	14.836	2079.490	194.150	8.477	1188.221	111.326	89.19	3.14	35.68	8458.848	1826.430	0.000	6632.417	51537.230	19328.748
12-2023	13.552	1899.463	177.341	7.744	1085.353	101.686	89.19	3.14	35.68	7726.542	1775.168	0.000	5951.370	57488.602	21317.594
12-2024	12.510	1753.469	163.711	7.148	1001.932	93.872	89.19	3.14	35.68	7132.682	1733.598	0.000	5399.080	62887.680	22957.848
12-2025	11.645	1632.190	152.388	6.654	932.633	87.379	89.19	3.14	35.68	6639.345	1699.065	0.000	4940.282	67827.961	24322.275
12-2026	10.912	1529.515	142.802	6.235	873.965	81.883	89.19	3.14	35.68	6221.689	1669.829	0	4551.861	72379.82	25465.141

S TOT	323.510	45343.824	4233.482	184.854	25909.455	2427.460	89.19	3.14	35.68	184447.422	27877.332	84190.250	72379.820	72379.820	25465.141

AFTER	178.874	25071.340	2340.761	102.209	14325.764	1342.183	89.19	3.14	35.68	101983.992	41545.281	514.296	59924.426	132304.250	32076.682

TOTAL	502.384	70415.172	6574.243	287.062	40235.219	3769.643	89.19	3.14	35.68	286431.438	69422.609	84704.547	132304.25	132304.25	32076.682

	OIL	GAS
GROSS WELLS	0	72
GROSS ULT., MB & MMF	502.384	70415.172
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	502.384	70415.172
NET RES., MB & MMF	287.062	40235.23
NET REVENUE, M$	25603.068	126338.68
INITIAL PRICE, $	89.19	3.14
INITIAL N.I., PCT.	57.14	57.14

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5	61651.262
DISCOUNT %	10	10	32076.684
UNDISCOUNTED PAYOUT, YRS.	5.71	15	16926.072
DISCOUNTED PAYOUT, YRS.	6.29	20	8166.321
UNDISCOUNTED NET/INVEST.	2.56	25	2721.069
DISCOUNTED NET/INVEST.	1.49	30	-819.025
RATE-OF-RETURN, PCT.	28.84	40	-4795.549
INITIAL W.I., PCT.	71.43	60	-7499.122
		80	-7887.855
		100	-7629.401

Table 4 Summary Cash Flow Forecast, Proved Undeveloped, South Rangely Field Area, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	:	2/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	:	15:32:17
SOUTH RANGELY FIELD AREA	DBS	:	Dejour1-12
	SETTINGS	:	Dejour
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	GROSS NGL	OIL TO NET	GAS TO NET	NGL TO NET	GROSS PRICES			REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	INTEREST	INTEREST	INTEREST	OIL	GAS	NGL	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MB	MMF	MB	$/B	$/M	$/B	M$	M$	M$	M$	M$	M$

12-2012	0.000	0.000	0.000	0.000	0.000	0.000	0	0	0	0.000	0.000	0.000	0.000	0.000	0.000
12-2013	0.000	47.306	4.059	0.000	16.261	1.395	0	3.14	42.84	110.825	11.328	340.000	-240.502	-240.502	-215.570
12-2014	0.000	150.425	12.906	0.000	51.709	4.437	0	3.14	42.84	352.407	37.928	680.000	-365.522	-606.024	-516.517
12-2015	0.000	245.847	21.094	0.000	97.968	8.406	0	3.14	42.84	667.679	75.295	971.200	-378.816	-984.841	-804.659
12-2016	0.000	221.529	19.007	0.000	92.029	7.896	0	3.14	42.84	627.203	79.746	0.000	547.458	-437.383	-448.139

12-2017	0.000	165.618	14.210	0.000	68.200	5.852	0	3.14	42.84	464.798	68.377	0.000	396.421	-40.962	-213.448
12-2018	0.000	132.557	11.373	0.000	54.296	4.659	0	3.14	42.84	370.042	61.745	0.000	308.298	267.335	-47.521
12-2019	0.000	110.584	9.488	0.000	45.134	3.873	0	3.14	42.84	307.602	57.374	0.000	250.228	517.564	74.910
12-2020	0.000	94.883	8.141	0.000	38.627	3.314	0	3.14	42.84	263.250	54.269	0.000	208.981	726.545	167.865
12-2021	0.000	83.090	7.129	0.000	33.760	2.897	0	3.14	42.84	230.084	51.947	0.000	178.137	904.682	239.896

12-2022	0.000	73.902	6.341	0.000	29.981	2.572	0	3.14	42.84	204.331	50.145	0.000	154.186	1058.868	296.575
12-2023	0.000	66.540	5.709	0.000	26.962	2.313	0	3.14	42.84	183.749	48.704	0.000	135.045	1193.913	341.705
12-2024	0.000	60.506	5.191	0.000	24.492	2.101	0	3.14	42.84	166.921	47.526	0.000	119.395	1313.308	377.977
12-2025	0.000	55.472	4.759	0.000	22.435	1.925	0	3.14	42.84	152.903	46.545	0.000	106.358	1419.666	407.352
12-2026	0.000	51.207	4.394	0.000	20.696	1.776	0	3.14	42.84	141.047	45.715	0.000	95.332	1514.998	431.287

S TOT	0.000	1559.467	133.801	0.000	622.552	53.416	0	3.14	42.84	4242.842	736.644	1991.200	1514.998	1514.998	431.287

AFTER	0.000	738.134	63.332	0.000	297.982	25.567	0	3.14	42.84	2030.817	1136.176	24.890	869.751	2384.749	544.499

TOTAL	0.000	2297.600	197.133	0.000	920.534	78.983	0	3.14	42.84	6273.659	1872.820	2016.090	2384.749	2384.749	544.499

	OIL	GAS
GROSS WELLS	0	5
GROSS ULT., MB & MMF	0	2297.601
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	0	2297.601
NET RES., MB & MMF	0	920.533
NET REVENUE, M$	0	2890.476
INITIAL PRICE, $	0	3.14
INITIAL N.I., PCT.	40.065	40.065

		P.W. %	P.W., M$
LIFE, YRS.	43.42	5	1135.811
DISCOUNT %	10	10	544.499
UNDISCOUNTED PAYOUT, YRS.	6.13	15	224.87
DISCOUNTED PAYOUT, YRS.	7.39	20	37.912
UNDISCOUNTED NET/INVEST.	2.18	25	-76.455
DISCOUNTED NET/INVEST.	1.35	30	-147.964
RATE-OF-RETURN, PCT.	21.66	40	-220.523
INITIAL W.I., PCT.	49.78	60	-249.129
		80	-231.762
		100	-206.103