Form 20-F
period 2013-12-31
Dejour Energy Inc.
filed 2014-04-29
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 163,753,874 common shares as at April 24, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [  ]   No [X]

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
Yes [X]     No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X]      No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer     [  ]       Accelerated filer    [  ]       Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [  ]      Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]    No [X]

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “Dejour” refer to Dejour Energy Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F and the documents incorporated herein by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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

  drilling, completion and facilities costs;

  results of our various projects;

  ability to lower cost structure in certain of our projects;

  our growth expectations;

  timing of development of undeveloped reserves;

  the performance and characteristics of the Company’s oil and natural gas properties;

  oil and natural gas production levels;

  the quantity of oil and natural gas reserves;

  capital expenditure programs;

  supply and demand for oil and natural gas and commodity prices;

  the impact of federal, provincial, and state governmental regulation on Dejour;

  expected levels of royalty rates, operating costs, general administrative costs, costs of services and other costs and expenses;

  expectations regarding our ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

  treatment under governmental regulatory regimes and tax laws; and

  realization of the anticipated benefits of acquisitions and dispositions.

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

  risks related to cumulative unsuccessful exploration efforts;

  risks related to oil and natural gas operations involving hazards and operational risks;

  risks related to seasonal factors and unexpected weather;

  risks related to competition in the oil and gas industry;

  risks related to the fact that we do not control all of the assets that are used in the operation of our business;

  risks related to our ability to market oil and natural gas depending on its ability to transport the product to market;

  risks related to high demand for drilling equipment;

  risks related to title to our properties;

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

  risks related to renewal or refinancing;

  risks related to our being exposed to third party credit risks;

  risks related to our being able to find, acquire, develop and commercially produce oil and natural gas;

  risks related to our properties not producing as projected;

  risks related to our estimated reserves being based upon estimates;

  risks related to future oil and gas revenues not resulting in revenue increases;

  risks related to our managing growth;

  risks related to our being dependent on key personnel;

  risks related to our operations being subject to federal, state, local and other laws, controls and regulations;

  risks related to uncertainty regarding claims of title and right of aboriginal people;

  risks related to environmental laws and regulations;

  risks related to our facilities, operations and activities emitting greenhouse gases;

  risks related to our not having paid dividends to date;

  risks related to our stock price being volatile; and

  risks related to our being a foreign private issuer.

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

	Canadian Dollars Per One U.S. Dollar
	2013	2012	2011	2010	2009
Average for the period	1.0299	0.9996	0.9891	1.0345	1.1416

	March 2014	February 2014	January 2014	December 2013	November 2013	October 2013
High for the period	1.1251	1.1140	1.1171	1.0697	1.0599	1.0456
Low for the period	1.0966	1.0953	1.0614	1.0577	1.0415	1.0284

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 24, 2014 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.1027.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.            Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2009 - 2013 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants, for the years ended December 31, 2013, 2012, 2011 and 2010, and Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, for the year ended December 31, 2009. Certain prior years’ comparative figures have been reclassified, if necessary.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements under the heading "Item 18. Financial Statements".

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2011, including 2010 required comparative information, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Financial statements prior to the fiscal year ended December 31, 2010 were prepared in accordance with pre-changeover Canadian generally accepted accounting principles (“Canadian GAAP”).

Financial information included in this annual report on Form 20-F for the years 2013, 2012, 2011 and 2010 is determined using IFRS, which differ from U.S. GAAP and Canadian GAAP. Unless otherwise indicated, financial information included in this annual report on Form 20-F prior to year 2010 were in accordance with Canadian GAAP.

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Our present policy is to retain all available funds for use in our operations and the expansion of our business.

The following table is a summary of selected audited consolidated financial information of the Company for each of the four most recently completed financial years. The information presented is presented in accordance with IFRS:

(CA$ thousands, except per share data)	Years Ended December 31,
	2013	2012	2011	2010
Gross Oil and Gas Revenue	$9,317	$6,882	$8,824	$8,086
Net Loss for the Year	($2,577)	($11,753)	($11,043)	($5,124)
Loss Per Share	($0.017)	($0.083)	($0.092)	($0.051)
Dividends Per Share	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	148,916	141,056	120,300	99,789
Weighted Avg. Shares, diluted (,000)	148,916	141,056	120,300	99,789
Year-end Shares (,000)	148,916	148,916	126,892	110,181
Working Capital (Deficiency)	($8,908)	($8,557)	($7,756)	($3,264)
Resource properties and equipment	$23,667	$25,033	$25,043	$24,432
Long-term Liabilities	$6,107	$6,622	$1,383	$738
Share Capital	$90,274	$90,274	$85,076	$79,386
Retained Earnings (Deficit)	($90,839)	($88,262)	($76,510)	($65,467)
Total Assets	$25,499	$27,573	$29,438	$30,413

The following table is a summary of selected audited consolidated financial information of the Company for the fiscal year ended December 31, 2009. The information presented is presented in accordance with Canadian GAAP and is not comparable to the financial information presented in accordance with IFRS.

(Cdn$ in 000, except per share data)	Year Ended December 31, 2009
Revenue (Oil and natural gas)	$6,471
Net Loss for the Year	($12,807)
Loss Per Share	($0.162)
Dividends Per Share	Nil
Weighted Avg. Shares, basic (,000)	78,926
Weighted Avg. Shares, diluted (,000)	78,926
Year-end Shares (,000)	95,791
Working Capital (Deficiency)	($20)
Resource Properties	$41,758
Long-term Liabilities	$2,594
Share Capital	$72,560
Retained Earnings (Deficit)	($39,386)
Total Assets	$45,886

Canadian GAAP Adjusted to United States Generally Accepted Accounting Principles

Under U.S. GAAP the following financial information would be adjusted from Canadian GAAP, and certain prior years’ comparative figures have been reclassified or restated, if necessary. The following table is a summary of selected audited consolidated financial information of the Company for the fiscal year ended December 31, 2009. The information presented is in accordance with U.S. GAAP:

(Cdn$ in 000, except per share data)	Year Ended December 31, 2009
Net Loss for the Year	($10,270)
Loss Per Share	($0.13)
Resource Properties	$31,041
Retained Earnings (Deficit)	($54,785)
Total Assets	$35,169

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Recently Adopted Accounting Policies and Future Accounting Pronouncements

IFRS

On January 1, 2011, we adopted IFRS and the accounting policies have been applied in preparing the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011. The detail accounting policies in accordance with IFRS were disclosed in Note 3 of the Company’s audited consolidated financial statements.

Future Accounting Pronouncements

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2014 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The amendments to IFRS 9 will be effective as of January 1, 2018. The Company will continue to monitor the changes to this standard as they arise and will be determined the impact accordingly.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments to IAS 36 are effective as of January 1, 2014.

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
  the price and quantity of imports of crude oil and natural gas;
  overall domestic and global economic conditions;
  political and economic conditions in other oil and natural gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;
  the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
  the level of consumer product demand;
  weather conditions;
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

  the availability of adequate financing;
  the availability of processing capacity;
  the availability and proximity of pipeline capacity;
  the availability of storage capacity;
  the supply of and demand for oil and natural gas;
  the availability of alternative fuel sources;
  the effects of inclement weather;
  the availability of drilling and related equipment;
  accidental events;
  currency fluctuations;
  changes in governmental regulations; and
  the availability and productivity of skilled labor.

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

As of December 31, 2013, the Company had a working capital deficiency of approximately $8.9 million. Excluding the non-cash warrant liability of $0.3 million related to the fair value of US$ denominated warrants issued in current and previous equity financings, the non-cash derivative liability of $0.3 million related to the fair value of warrants issued in the loan facility which closed in June 2013 and the non-current portion of financial contract liability of $1.2 million, the working capital deficiency mainly consists of a $2.9 million outstanding demand line of credit (maximum amount of line - $3.5 million) and $2.9 million attributable to the outstanding loan facility. We expect to incur general and administration expenses of approximately $3.0 million over the next twelve months. Our loan facility in the combined amount of $3.5 million is due and payable on December 22, 2014. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

During the year ended December 31, 2013, the Company incurred a loss of $2.6 million and has an accumulated deficit of $90.8 million. Whether and when the Company can attain profitability is uncertain. The Company also has a working capital deficiency of $8.9 million as at December 31, 2013. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2013 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

On November 21, 2013, the Company was advised by NYSE Regulation representing NYSE MKT LLC (“NYSE MKT” or “the Exchange”) that a review of the Company’s Form 6K for the period ended September 30, 2013 indicates the Company is not in compliance with three of the Exchange’s continued listing standards relating to minimum stockholders’ equity thresholds, consecutive annual net losses, and general “going concern” issues.

The Company has followed the procedures required by the Exchange to resolve these issues and, on April 17, 2014, NYSE Regulation reported that, in accordance with the NYSE’s Company Guide, the Company has made a reasonable demonstration of its ability to regain compliance with the Exchange’s “going concern” issues. The Company has committed to update NYSE Regulation as to its’ financial progress until full compliance is achieved on or before May 22, 2015, the target date for full compliance established by the Exchange.

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
Telephone: (604) 638-5050
Facsimile: (604) 638-5051
Website: www.dejour.com
Email: rhodgkinson@dejour.com or dmatheson@dejour.com

The contact person is: Mr. Robert L. Hodgkinson, Co-Chairman and Chief Executive Officer or Mr. David Matheson, Chief Financial Officer.

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

As of December 31, 2013, there were 148,916,374 common shares issued and outstanding. As of December 31, 2013, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			(Cdn$)
Fiscal 2012	Private Placement (1)	18,130,305	4,909,133
	Exercise of Warrants	2,968,683	1,110,212
	Exercise of Options	925,000	355,600

Fiscal 2011	Public Offering (2)	11,010,000	3,288,641
	Exercise of Warrants	4,551,841	1,688,147
	Exercise of Options	1,150,000	402,500

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

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties

Fiscal 2013	Cdn$2,041,000 (1)
Fiscal 2012	Cdn$4,485,000 (2)
Fiscal 2011	Cdn$8,360,000 (3)

(1)

$7,000 of these funds was spent on the purchase of corporate and other assets; and $2,034,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2013, filed with this annual report on Form 20-F.)

(2)

$6,000 of these funds was spent on the purchase of corporate and other assets; and $4,479,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2012, filed with this annual report on Form 20-F.)

(3)

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

During the year ended December 31, 2013, the Company drilled three new wells to the Williams Fork formation at Kokopelli, the Company’s core operating area in the Piceance Basin of Colorado. The Company also completed these wells and one other previously drilled well. The operations were primarily funded by a U.S. based drilling fund.

During the year ended December 31, 2012, the Company incurred $2.2 million on drilling and completion operations. Equipment and facility expenditures were $1.4 million. The balance of $0.8 million was mostly related to the capitalization of general and administrative costs and lease rentals on its oil and gas interests.

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2013		Year ended December 31, 2012
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	118	5.8%	265	5.9%	-55%
Drilling and completion(1)	1,014	49.7%	2,179	48.6%	-53%
Facility and pipelines	257	12.6%	1,388	30.9%	-81%
Capitalized general and administrative	645	31.6%	646	14.4%	0%
Other assets	7	0.3%	7	0.2%	0%
	2,041	100.0%	4,485	100.0%	-54%

(1)   excludes non-cash capital expenditures of $443,000 (US$417,000) related to joint venture financing (see ‘Financial Contract Liability’ section of the MD&A for details)

Daily Production

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
By Product
Oil and natural gas liquids (bbls/d)	167	193	215	198
Natural gas (mcf/d)	2,714	755	1,733	1,040
Total (boe/d)	620	319	504	372

The decrease in oil production for Q4 2013 was mainly the result of the temporary curtailment of production associated with routine repairs and maintenance at one of the main oil producing well at Woodrush.

The increase in natural gas production for the current year was attributable to the commencement of production from the four new wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

B.            Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 79,000 net acres of oil and gas leases in the following regions:

•	The Peace River Arch of northeastern British Columbia and northwestern Alberta, Canada
•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains

Summary

Over the past few years, the Company has continued to develop its Halfway oilfield in northeastern British Columbia, Canada while evaluating its exploration prospects in the Piceance Basin with the intent of developing drillable prospects of merit at the earliest possible opportunity. This process involved several distinct steps:

•	Classification and prioritization of acreage based on economic promise, technical robustness, infrastructural and logistic advantage and commercial maturity
•	Evaluation and development planning for top tier acreage positions
•	Developing partnerships within financial and industry circles to speed the exploitation process, and
•	Aggressively bringing production on line where feasible

As a result of this process, the Company’s assets in Canada and the Piceance basin have moved to a higher weighting of lower risk development projects as opposed to higher risk exploration projects.

Our business objective is to grow our oil and gas production and generate sufficient cash flow to continue to expand company operations and enhance shareholder value.

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2014.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd. holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. Following a significant increase in oil prices in 2007 and the initial half of 2008, oil prices have been relatively stable in the US$85.00 to US$100.00 range for the past 5 years. In early December 2013, extreme cold weather from the polar vortex has resulted in a sharp increase of about 25% to 30% in the price paid to producers for their production of natural gas. It is expected that natural gas prices will remain relatively firm at this higher level for most of 2014 as US storage facilities are replenished following emergency withdrawals of natural gas to meet cold weather demands.

Commodity price cycles are also affected by world industrial supply and demand, domestic and international commodity transportation systems, and political factors affecting construction of pipelines and exports of controversial commodities like liquid natural gas. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2014 and future years.

Employees: The Company had the equivalent of approximately 10 full-time employees and consultants during 2013.

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

Three Year History

2013

During the year, the Company continued oil and gas production operations at the Drake/Woodrush oilfield near Ft. St. John, British Columbia, and commenced drilling operations at Kokopelli in the Piceance Basin of Colorado.

The Company achieved the following operational and financial objectives:

1.

Completed the drilling and fracing of four new wells to the Williams Fork formation at Kokopelli in the eastern portion of Piceance Basin of Colorado. These wells are the initial four wells funded in the financing arrangement with a Denver-based drilling fund;

2.	Closed a $3.5 million loan facility with a Canadian institutional lender and applied $1.65 million of the net proceeds to repay an amount owing to the Company’s Canadian bank;

3.	Extended the Company’s existing $3.5 million revolving operating demand loan with its Canadian bank;

4.	Increased production by 94% to 620 BOE/d for the three months ended December 31, 2013 from production of 319 BOE/d for the comparative period of 2012; and

5.	Increased gross revenues by 35% from $6.9 million for the year ended December 31, 2012 to $9.3 million for the year ended December 31, 2013.

2012

In 2012, the Company continued its focus on production optimization of the Drake/Woodrush oilfield in northeastern British Columbia, Canada, while preparing for drilling and production activities in the Piceance Basin.

During the year, the Company achieved the following objectives:

1.

Executed a US$6.5 million financial contract with a private U.S. based oil and gas drilling fund whereby the parties agreed to form a partnership to complete the initial well in the Kokopelli Field and drill and complete three additional wells in early 2013. Total program cost was approximately US$10.4 million;

2.

Executed a sale and farm-out agreement covering about 7,450 acres of 100% owned western Piceance Basin lands to a listed U.S. oil and natural gas exploration and production company, for certain cash consideration and a commitment to carry the Company through the drilling and completion of three earning wells, with certain performance provisions;

3.	Successfully tied in production at South Rangely from a discovery well drilled in 2011;

4.

Successfully raised gross proceeds of US$4.7 million in equity, allowing the Company to support exploration, development and acquisition activities of its oil and gas properties and provide for additional working capital;

5.

Added about 31,000 net acres to the Company’s current landholdings in northwestern Colorado through a restructuring of its exploration joint venture with Brownstone Energy Inc., a joint venture partner;

6.	Successfully completed construction of the first drilling pad and drilled the initial well in the Kokopelli area of the Piceance Basin;

7.

Formation of a federal unit containing the leases adjacent to the lease on which the discovery well at South Rangely leasehold was drilled in 2011 in the Company’s Piceance Basin area of operations; and

8.	Successfully completed and tied into production the 3rd oil well at the Company’s Woodrush property, north of Fort St. John, British Columbia.

2011

In 2011, the Company optimized production at the Drake/Woodrush property, and completed pre-drilling and lease curing activities at Kokopelli. The Company also drilled a successful discovery well at South Rangely.

Key achievements were:

1.	Successful implementation and expansion of the Halfway “E” oil pool waterflood on the Company’s Woodrush property;

2.	Obtained a $7 million line of credit from a Canadian bank to refinance the bridge loan and to provide funds for general corporate purposes;

3.	Generated positive operating cash flow for the second half of the year;

4.

Completed all requirements for drilling on the Company’s federal leases at Gibson Gulch, Piceance Basin, Colorado, resulting in the first drilling permits being issued in the fourth quarter of the year; and

5.	Completed and tested a discovery well at South Rangely. After the well was successfully fractured and stimulated, the well flowed rich gas from the Mancos "B" Sand in commercial quantities.

United States vs. Foreign Sales/Assets

Gross Revenue for fiscal year ended:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2011	8,824	--
12/31/2012	6,882	--
12/31/2013	7,386	1,931

Asset Location as of:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2011	20,622	8,816
12/31/2012	12,118	15,455
12/31/2013	7,695	17,804

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

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no commodity contracts in place at December 31, 2013.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2013 to be approximately $1,856,000. These obligations are expected to be settled over the next 15 years with the majority of costs incurred between 2016 and 2028. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included.

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

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2014 and future years.

The health and safety of employees, contractors and the public, as well as the protection of the environment, is of utmost importance to us. We endeavour to conduct our operations in a manner that will minimize adverse effects of emergency situations by:

  complying with government regulations and standards;
  following industry codes, practices and guidelines;
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
  Wild Horse Energy Ltd. (“Wild Horse”), an inactive Alberta corporation, and
  0855524 B.C. Ltd. (“0855524”), a British Columbia Corporation, which is currently inactive.

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

Resource Properties

Our current focus is on oil and gas properties located in the United States and Canada and currently have oil and gas leases in the following regions:

  The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.
  The Peace River Arch of northeastern British Columbia and northwestern Alberta, Canada.

US Oil and Gas Interests

Kokopelli, Piceance Basin

During 2012, the Company drilled an initial well into the Willams Fork natural gas formation at Kokopelli to hold its 2,200 gross acres (1,571 net) of leasehold interests. The Company also entered into a financial contract with an industry Drilling Fund to complete and tie-in the initial well and drill, complete, and tie-in an additional 3 wells. The Drilling Fund’s investment of US$7,000,000 (an initial investment of US$6,500,000 supplemented with an additional US$500,000 for a total of US$7,000,000) represents about 67% of the total program cost of US$10,400,000. The primary producing geological horizons are the Williams Fork and Niobrara/Mancos zones at depths ranging from 9,000 to 10,500 ft. respectively.

The Company’s 4-well drilling and completion program at Kokopelli focused strictly on the Williams Fork formation and was completed in September, 2013.

Dejour has a 72% working interest in 139 proved undeveloped locations at the Kokopelli project. To date, the Company has delineated all proved undeveloped (“PUD”) drilling locations on 10-acre spacing in the Williams Fork. As at December 31, 2013, the total proved reserves, net to the Company’s working interest, are 18.6 million BOE having an NPV before tax, discounted at 10% of $90 million. WPX Energy, Rocky Mountain LLC, Inc. and Bill Barrett Corporation are developing and producing the Williams Fork on adjacent acreage to the east, west and north of the Company’s acreage. Dejour has worked closely with important constituents including local citizenry and the Bureau of Land Management (“BLM”) in the US and the Colorado Division of Wildlife (“Dept. of Wildlife”) to develop a mutually acceptable development plan for this environmentally sensitive area.

The Company will base its future development plans for Kokopelli for 2014 and 2015 on an assessment of (a) the NYMEX futures market for natural gas, (b) the natural gas liquids markets at the Mt. Belvieu, Texas and Conway, Kansas sales points, and (c) the ability to secure a joint venture financing arrangement with a partner capable of financing up to a 75% working interest in a 30-well Williams Fork development (“Phase 1”) followed closely by a minimum of 20 wells in a Phase 2 program.

Roan Creek, Piceance Basin

On November 5, 2012, the Company entered into a “Lease Purchase and Farmout Agreement” (“the Agreement”) with a US exploration and production (“E&P”) company with respect to its Roan Creek acreage. Approximately 2,300 acres were sold for cash while the remaining 5,200 acres were included in a Farmout Agreement (“the Agreement”) with the following terms and conditions:

a)

The US E&P company will drill three (3) separate Test Wells on the three (3) lease tracts comprising the 5,200 acres and earn a 100% working interest before payout after which Dejour will earn the right to back-in for a 20% working interest on a well-by-well basis;

b)	The wells must be drilled prior to the end of the expiration date of each lease which range from June 30, 2014 to September 30, 2014, and

c)	Future development of the separate tracts, if any, will be based upon the after-payout working interest earned by each party to the Agreement.

During the third quarter of 2013, the Company was informed by the E&P company that it would not drill the test wells and, per the Agreement, would pay the Company a US$275,000 cash penalty on or before June 30, 2014. The penalty payment addresses the relinquishment of 3,240 of the 5,200 acres covered by the Agreement back to the Bureau of Land Management.

The Company is seeking joint venture partners to further explore the remaining Roan Creek acreage of 1,960 acres.

Canadian Oil and Gas Interests

Drake/Woodrush, Ft. St. John, British Columbia

The Company’s Drake/Woodrush oilfield is located about 110 km. north of Ft. St. John, British Columbia, Canada. During 2013, the Company produced approximately 75,000 BOE and 249,000 MMcf of natural gas from the 3 oil wells and 5 natural gas wells producing from the Halfway geological formation.

The Company owns a 75% working interest in the Drake/Woodrush oilfield and is the contractual “Operator” of the wells and related production facilities and pipelines.

The Drake/Woodrush oilfield production is being enhanced by a system of waterflood pressure maintenance which currently injects approximately 2,400 BOWD into the formation to maintain reservoir pressure. The Company re-cycles the produced water and re-injects the water volumes back into the reservoir.

The Company plans to further develop the natural gas potential of the Drake/Woodrush oilfield via recompletions of existing wells and the drilling of at least one new well. This program is dependent upon continued stronger prices for natural gas in the Peace Arch area of northeastern British Columbia.

Summary of Operational Highlights

Year-to-date 2013 vs. Year-to-date 2012	Year Ended December 31
(CA$ thousands, except as otherwise noted)	2013	2012	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	215	198	9%
Natural gas (mcf/d)	1,733	1,040	67%
Total (BOE/d)	504	372	35%

Average realized prices:
Oil and natural gas liquids ($/bbl)	86.21	81.37	6%
Natural gas ($/mcf)	4.06	2.57	58%
Total ($/BOE)	50.79	50.59	0%

Revenue, before royalties:
Oil and natural gas liquids	6,768	5,905	15%
Natural gas	2,549	977	161%
Total	9,317	6,882	35%

For the year ended December 31, 2013 (“fiscal 2013”), total revenue, before royalties, increased by $2,435,000 or, 35%, was due to a 35% increase in oil and gas production over the year ended December 31, 2012 (“fiscal 2012”).

The increase in natural gas production for the current year was attributable to the commencement of production from the four new wells at Kokopelli in the eastern portion of Piceance Basin of Colorado in August 2013.

Oil Operations

The average price received for oil sales in fiscal 2013 increased in line with the Edmonton Par oil prices which averaged $93.24 per barrel in fiscal 2013, compared to $86.53 per barrel received in fiscal 2012.

Average oil royalties paid for the year ended December 31, 2013 were consistent with those paid in the year ended December 31, 2012.

Operating and transportation expenses averaged $26.75 per barrel in fiscal 2013. This represents a decrease of 29% from $37.57 per barrel in fiscal 2012. The decrease in per unit operating and transportation expenses in fiscal 2013 resulted from the non-recurring costs of major workovers on one of the oil producing wells at Woodrush in 2012 and the allocation of fixed operating costs over a higher oil production volume.

Natural Gas Operations

The average price received for gas sales increased by 58% for fiscal 2013, relative to the corresponding period of the prior year. The increase in Dejour’s average realized gas price for the current year reflected higher benchmark prices.

Average gas royalties for fiscal 2013 were higher compared to the corresponding period of the prior year. Initiation of gas production from the four new wells at Kokopelli contributed to the increase in royalties in both periods as the effective rate in Colorado is approximately 50% higher than the lower royalty rates for marginal gas production in British Columbia. Additionally, lower gas royalty rates in 2012 are a result of lower gas prices and gas cost allowance credits under the province of British Columbia royalty framework.

Operating and transportation expenses averaged $2.06 per mcf in fiscal 2013. This represents a decrease of 24% from $2.72 per mcf in fiscal 2012. The decrease in per unit operating and transportation expenses is due to the increase in lower-cost Colorado gas production as a percent of the Company’s total gas production.

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2013. The conversion rate used per Bank of Canada is 1.0636.

In 2013, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Third Party Report on Reserves, Dejour Energy (Alberta) Ltd.”, is dated February 19, 2014 and has an effective date of December 31, 2013.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 14, 2014 and has an effective date of January 1, 2014.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company, and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2013 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2013 are prepared by our independent qualified reserve evaluators, GLJ and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2013, the Company’s reserve committee was composed of: Craig Sturrock, Ross Gorrell and Ronnie Bozzer. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	114	-	466	2
United States	-	3	367	15
Undeveloped
Canada	-	-	-	-
United States	-	587	86,243	3,580
TOTAL PROVED	114	590	87,076	3,597

Given acceptable commodity prices, 100% of the Company’s undeveloped reserves are scheduled to be developed within the next four years.

Canada – Increase in Total Proved Natural Gas Reserves of 551 MMcf:

During the year ended December 31, 2013, an expected increase in natural gas reserves as there are more favorable decline curves and additional solution gas from the proved undeveloped location. GLJ increased, by way of a technical revision, the Company’s total proved natural gas reserves by 551 MMcf.

United States – Increase in Total Proved Natural Gas Liquids Reserves of 1,726 Mbbls and Natural Gas Reserves of 41,571 MMcf:

During the year ended December 31, 2013, an expected increase in the natural gas reserves and natural gas liquids reserves as this resulted from a successful 2013 drilling program which converted 47 “probable” drilling locations at December 31, 2012 to “proven” as at December 31, 2013. Gustavson increased, by way of an extension, the Company’s total proved natural gas and natural gas liquids by 41,571 MMcf and 1,726 Mbbls, respectively.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2013
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2012 12-month average prices (SEC) (1)	466	114	2	1,162	$3,648

	December 31, 2013
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2013 12-month average prices (SEC) (1)	86,610	590	3,595	111,720	$90,042

	December 31, 2013
Total (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2013 12-month average prices (SEC) (1)	87,076	114	590	3,597	112,882	$93,690

Reconciliation to Standardized Measure

As at December 31, 2013
(in thousands of Canadian dollars)	Canada	USA	Total
Present value of estimated future net cash flows before income taxes	$3,648	$90,042	$93,690
Income taxes - discounted	-	(29,123)	(29,123)
Standardized measure of discounted future net cash flow	$3,648	$60,919	$64,567

Notes:

(1)

The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2013, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2013. The 12-month average prices (SEC) used for Canadian properties were Cdn$86.12 per barrel of oil and Cdn$3.55 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$86.58 per barrel of condensate, US$4.09 per Mcf of natural gas, and US$68.84 per barrel of NGLs.

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

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2013, which is US$1.00 = Cdn$1.0636.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2013, 2012 and 2011. Production came from our Canadian and United States properties. Production from our United States properties commenced in the fiscal year ended December 31, 2013.

Production
Fiscal Year Ended	Oil and Natural Gas Liquids (bbls)	Natural Gas (Mcf)	Total (BOE)
December 31, 2013	78,566	632,467	183,977
December 31, 2012	72,567	380,780	136,031
December 31, 2011	81,468	432,199	153,501

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2013, 2012 and 2011.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2013	86.21	4.06	50.79
December 31, 2012	81.37	2.57	50.59
December 31, 2011	88.98	3.64	57.49

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2013, 2012 and 2011.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2013	42.91	2.83	28.03
December 31, 2012	36.64	2.80	27.36
December 31, 2011	16.62	2.60	16.15

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2013, no wells were drilled in Canada and we drilled the following wells in the United States:

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	0.67	-
Total Wells	-	-	0.67	-

During the fiscal year ended December 31, 2012, no wells were drilled in Canada and we drilled the following wells in the United States:

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	0.20	-
Total Wells	-	-	0.20	-

During the fiscal year ended December 31, 2011, we drilled the following wells:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	-	-	0.75	-
Service Wells	1.50	-	2.25	-

Total Wells	1.50	-	3.00	-

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	0.50	-
Total Wells	-	-	0.50	-

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

As of December 31, 2013, we had 11 gross (7.46 net) producing or shut-in oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	-	-	1	0.75
TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Producing	-	-	4	0.83
TOTAL	-	-	4	0.83

As of December 31, 2012, we had 11 gross (7.33 net) producing or shut-in oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	-	-	1	0.75
TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Shut-In	-	-	2	0.70

TOTAL	-	-	2	0.70

As of December 31, 2011, we had 10 gross (7.13 net) producing or shut-in oil or natural gas wells.

	Oil		Natural Gas
Canada	Gross	Net	Gross	Net

Producing	3	2.25	5	3.63
Shut-In	-	-	1	0.75
TOTAL	3	2.25	6	4.38

	Oil		Natural Gas
U.S.A	Gross	Net	Gross	Net

Shut-In	-	-	1	0.50
TOTAL	-	-	1	0.50

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2013 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-byproduction under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As at December 31, 2013, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	9,640	6,324	4,780	1,024	14,420	7,348
U.S.A	2,240	1,611	90,580	70,064	92,820	71,675
TOTAL	11,880	7,935	95,360	71,088	107,240	79,023

The Company’s net undeveloped acres as of December 31, 2013, together with expiries for the period from 2014 to 2016 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2013	Net	2014 Expirations	2015 Expirations	2016 and thereafter Expirations
Canada:
Manning	1,024	-	-	1,024

U.S.A:
Ashley	480	-		480
Book Cliffs	4,002	3,682	320	-
Dinosaur	34,407	7,765	18,971	7,670
Gunnison	753			753
North Rangely	19,822	14,912	2,350	2,560
Pinyon Ridge	2,237	63		2,174
Plateau	3,014	-		3,014
Roan Creek	5,180	5,160	20	-
San Juan	169	169		-
Subtotal:	70,064	31,751	21,661	16,651
TOTAL:	71,088	31,751	21,661	17,675

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2013 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the years ended December 31, 2013, 2012 and 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination and restoration techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

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

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet.

At December 31, 2013, the balance of the financial contract liability was revised to reflect actual and revised estimated cash flows resulting in a gain in financial contract liability of $1,268,000. The revisions to the actual and revised cash flows resulted from i) downward revisions in estimated future net revenue from the 2013 sale of ethane in Dejour USA due to poor market conditions; ii) delays in the commencement of 2013 drilling operations in Dejour USA, and iii) an industry-standard, interim natural gas marketing contract in Dejour USA which failed to credit the Company with full natural gas liquids recoveries for 2013.

Despite the reduction in the carrying value of the financial contract liability at December 31, 2013, the corresponding asset on the Company’s balance sheet required no related charge for impairment. This resulted from a successful 2013 drilling program which converted 47 “probable” drilling locations at December 31, 2012 to “proven” as at December 31, 2013.

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2013, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli).

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2014 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The amendments to IFRS 9 will be effective as of January 1, 2018. The Company will continue to monitor the changes to this standard as they arise and will determine the impact accordingly.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments to IAS 36 are effective as of January 1, 2014.

A.            Operating Results

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2013, including 2012 and 2011 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2013 compared to the year ended December 31, 2012

1.            Revenues

For the year ended December 31, 2013, total revenue, before royalties, increased by $2,435,000 or, 35%, due to a 35% increase in oil and gas production over the year ended December 31, 2012.

2.            Oil Operations

The average price received for oil sales in fiscal 2013 increased in line with the Edmonton Par oil prices which averaged $93.24 per barrel in fiscal 2013, compared to $86.53 per barrel received in fiscal 2012.

Average oil royalties paid for the year ended December 31, 2013 were consistent on a percentage basis with those paid in the year ended December 31, 2012.

Operating and transportation expenses averaged $26.75 per barrel in fiscal 2013. This represents a decrease of 29% from $37.57 per barrel in fiscal 2012. The decrease in per unit operating and transportation expenses in fiscal 2013 resulted from the non-recurring costs of major workovers on one of the oil producing wells at Woodrush in 2012 and the allocation of fixed operating costs over a higher oil production volume.

3.            Natural Gas Operations

The average price received for gas sales increased by 58% for fiscal 2013, relative to the corresponding period of the prior year. The increase in Dejour’s average realized gas price for the current year reflected higher benchmark prices.

Average gas royalties for fiscal 2013 were higher compared to the corresponding period of the prior year. Initiation of gas production from the four new wells at Kokopelli contributed to the increase in royalties in both periods as the effective rate in Colorado is approximately 50% higher than the lower royalty rates for marginal gas production in British Columbia. Additionally, lower gas royalty rates in 2012 are a result of lower gas prices and gas cost allowance credits under the Province of British Columbia royalty framework.

Operating and transportation expenses averaged $2.06 per mcf in fiscal 2013. This represents a decrease of 24% from $2.72 per mcf in fiscal 2012. The decrease in per unit operating and transportation expenses is due to the increase in lower-cost Colorado gas production as a percent of the Company’s total gas production.

4.            General and Administrative Expenses

G&A expenses in fiscal 2013 were consistent with the amount recorded for fiscal 2012. 2013 G&A includes the cost of a non-recurring severance payment of approximately $280,000 to a former senior officer of the Company. Adjusting for this payment results in a 12% reduction in G&A from the year ended December 31, 2012 to the year ended December 31, 2013.

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

2.            Oil Operations

The average price received for oil sales in fiscal 2012 decreased in line with the Edmonton Par oil prices which averaged $86.53 per barrel in fiscal 2012, compared to $97.87 per barrel received in fiscal 2011.

Average oil royalties paid for the year ended December 31, 2012 were consistent on a percentage basis with those paid in the year ended December 31, 2011.

Operating and transportation expenses averaged $37.57 per barrel in fiscal 2012. This represents an increase of 103% from $18.49 per barrel in fiscal 2012. The increase in per unit operating and transportation expenses in fiscal 2012 resulted from the non-recurring costs of major workovers on one of the oil producing wells at Woodrush in 2012 and higher waterflood implementation expenses.

3.            Natural Gas Operations

The average price received for gas sales decreased by 29% for fiscal 2012, relative to the corresponding period of the prior year. The decrease in Dejour’s average realized gas price for the current year reflected lower benchmark prices.

Average gas royalties for fiscal 2012 were lower compared to the corresponding period of the prior year. Substantial reduction in natural gas prices in 2012 resulted in lower gas royalties.

Operating and transportation expenses averaged $2.72 per mcf in fiscal 2012. This represents an increase of 20% from $2.26 per mcf in fiscal 2011. The increase in per unit operating and transportation expenses is due to the allocation of fixed operating costs over a lower gas production volume.

4.            General and Administrative Expenses

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

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank line of credit, loan facility and accounts payable and accrued liabilities. Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity. Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments. No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

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

B.            Liquidity and Capital Resources

Going Concern, Bank Credit Facility and Loan Facility

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As at December 31, 2013, the Company has a working capital deficiency of $8.9 million and accumulated deficit of $90.8 million. Of the $8.9 million deficiency, only $1.24 million is represented by obligations due within one year in the normal course of business. See WORKING CAPITAL POSITION herein.

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

“Credit Facility A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on “Credit Facility A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

“Credit Facility B” – Non-Revolving Demand Loan - $2.25 million. Interest on “Credit Facility B” was at Prime +3 1/2% payable monthly. Monthly principal payments of $200,000 were due and payable commencing March 26, 2013 with all amounts outstanding under “Credit Facility B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of Credit Facility “A” was reduced to $3.5 million. On June 19, 2013, Credit Facility “B” was repaid in full. Further, on December 16, 2013 and February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. The acquisition closed on March 26, 2014. Effective March 1, 2014, the Credit Facility reduces by $100,000 per month. The next annual review is scheduled on or before May 1, 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2013, DEAL was in compliance with its working capital ratio requirement.

On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. The related consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Cash Balances

The Company had cash and cash equivalents of $505,000 as at December 31, 2013.

Financial Contract

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;

(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs. During the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program. In September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program;

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

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

(CA$ thousands)	$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Current portion of financial contract liability (US$1,173)	(1,248)
Non-current portion of financial contract liability (US$4,582)	4,873

The estimated reduction in the financial contract liability is estimated to be:

(CA$ thousands)	US$	CAD$
2014	1,173	1,248
2015	412	438
2016	4,170	4,435

Working Capital Position

As at December 31, 2013 (CA$ thousands)	$
Working capital deficit	(8,908)
Non-cash warrant liability	324
Non-cash derivative liability	287
Current portion of financial contract liability	1,248
Adjusted working capital deficit	(7,049)
Add: Bank line of credit	2,900
Add: Loan facility	2,911
Adjusted working capital (excluding bank line of credit and loan facility)	(1,248)

Working capital is defined as current assets less current liabilities.

As at December 31, 2013, the Company had a working capital deficit of $8.9 million. Excluding the non-cash warrant liability of $0.3 million related to the fair value of US$ denominated warrants issued in previous equity financings, the non-cash derivative liability of $0.3 million related to the fair value of warrants issued in loan facility closed in June 2013 and the current portion of financial contract liability of $1.2 million, the adjusted working capital deficit was $7.0 million. The majority of the working capital deficit relates to the $2.9 million outstanding bank line of credit, with a $0.6 million credit limit remaining and the $2.9 million outstanding loan facility.

The bank line of credit is classified as current liabilities because it is a demand loan, subject to periodic review by the lender. At December 31, 2013, Dejour USA was in default of its working capital ratio covenant with the Canadian institutional lender (“Lender”) who provided the loan facility. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

The Company expects to fund future capital requirements and expenditures through the use of a combination of cash provided by operating activities and bank debt supplemented by new equity or debt offerings, as required.

Capital Resources

a)    Canada

During 2013, the Company incurred $31,000 of its consolidated capital expenditures of $2 million at Drake/Woodrush in northeastern British Columbia. These capital expenditures were funded by cash on hand and an operating line of credit of $3,500,000 provided by DEAL’s Canadian bank.

The Company has developed a capital budget of $2,500,000 to further develop the natural gas potential of its Drake/Woodrush properties. It is expected this program, if implemented, will be funded by one, or a combination, of the following sources:

i)	Existing bank operating line of credit;

ii)	Proceeds of a private placement or public offering of the Company’s shares, or

iii)	A joint venture financing arrangement with an industry participant.

b)    United States

The Company and partners drilled and completed 4 Williams Fork formation wells at the Company’s core Kokopelli natural gas property in the Piceance Basin in 2013. This drilling program increased the number of “proved undeveloped” drilling locations from 92 locations to 139 locations, as determined by the Company’s independent reservoir engineers in a report dated January 1, 2014.

The Company has monitored production from the 4 initial wells since the fourth well was placed on production in September 2013. The Company is now seeking a joint venture partner to purchase an interest in Kokopelli, provide a negotiated amount of financing to further develop “Phase II” of Kokopelli, and, initially pay for the Company’s share of drilling and completion costs up to a predetermined contractual maximum. Following completion of this initial capital expenditure, the Company will be responsible for its working interest share of remaining capital costs to fully develop Kokopelli.

2012

On December 31, 2012, the Company closed a US$6,500,000 financing with a Denver-based drilling fund to partially fund the initial development of the Company’s “Kokopelli” project in the eastern portion of the Piceance Basin. The Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million. Under the terms of the industry-standard agreement, the Company will earn a “before-payout” (‘BPO’) working interest of 10% to 14% and an “after payout” (‘APO’) working interest of 28% to 39%. In September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program.

The agreement with the Drilling Fund provides for an additional two tranches of drilling under the following terms and conditions:

•	The Drilling Fund will have the right until August 2015, but not the obligation, to invest up to an additional US$8.5 million for a total of US$15.5 million in two additional tranches;

•	Tranche 3 estimated between US$4 million to US$5 million, can only be initiated within two years after committing to the full US$4 million to US$5 million in Tranche 2;

•

Dejour will receive a 10% BPO carried interest in all wells or partial wells drilled by the Drilling Fund, reverting to a 32.5% APO working interest. “Payout” to the Drilling Fund is defined as 125% of the capital investment amount on a tranche by tranche basis. In September 2013, Dejour USA signed an amendment with the Drilling Fund and will receive a revised BPO working interest of 15.88% to 22.23% in all wells or partial wells drilled by the Drilling Fund, reverting to a revised APO working interest of 29.77% to 41.67%. “Payout” to the Drilling Fund is defined as 150% of the capital investment amount on a tranche by tranche basis;

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

C.            Research and Development, Patents and Licenses, etc.

None.

D.            Trend Information

During mid-December, 2013, the “polar vortex” resulted in record low temperatures for most of Canada and 2/3rds of the United States. High demand for natural gas drew working gas in storage in the U.S. down to well under the five year average. At the end of Q1 2014, working gas in storage was approximately 826 Bcf, roughly 849 Bcf less than the same period in 2013 and 997 Bcf off the five-year average.

The need to replenish the shortfall of natural gas in storage will likely contribute to a strong demand for natural gas for most of the remainder of 2014, extending into 2015. This supports the NYMEX futures prices for natural gas at the end of Q1 2014 which show strong prices in excess of US$4.50 per Mcf through June, 2015.

E.            Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2013.

F.            Tabular Disclosure of Contractual Obligations

As of December 31, 2013, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	187	52	-	-	-	Nil	239
Bank credit facility	2,900	-	-	-	-	Nil	2,900
Loan facility	3,500	-	-	-	-	Nil	3,500
Financial contract liability(1)	1,248	438	4,435	-	-	Nil	6,121
Total	7,835	490	4,435	-		Nil	12,760

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for

(2)	An estimate of interest on the debt cannot be made at this time.

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 64)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	8,000,000	4.89%	May 18, 2004
Dr. A. Gorrell (4)(5) British Columbia, Canada Director (Age: 69)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	-	-	December 14, 2012
Richard Kennedy (3)(5) Alberta, Canada Director (Age: 58)	Mr. Kennedy is a prominent barrister, solicitor and partner at Kennedy Agrios LLP, an Edmonton, Alberta based law firm focusing on commercial real estate, administrative and regulatory law.	294,900	0.18%	December 14, 2012

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Craig Sturrock (3)(4)(5) British Columbia, Canada Director (Age: 70)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	650,000	0.40%	August 22, 2005
Ronnie Bozzer (3)(4) British Columbia, Canada Director (Age: 64)	Mr. Bozzer has extensive years of legal practice encompassing mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations.	450,000	0.28%	January 15, 2014
David Matheson British Columbia, Canada Chief Financial Officer (Age: 64)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	-	-	N/A

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Phillip Bretzloff, BA, LLB British Columbia, Canada Vice President and General Counsel (Age: 64)	Mr. Bretzloff has acted for oil, gas and energy companies, including extensive work for Canadian and offshore private and public corporations. Between 1980 and 1995, he was Senior Counsel for Petro-Canada. Subsequently, he was a Partner for 8 years with Cumming Blackett Bretzloff Todesco, Gowlings, and Baker & McKenzie, where his clients included PetroChina, Shell, Exxon Mobil, GazProm and Veba Oil and Gas.	59,500	0.04%	N/A
Neyeska Mut EVP Operations, Dejour Energy (USA) Corp. (Age: 56)	Engineer. Since 2000, she has been President of Nycon Energy Consulting working as an advisor to two major oil companies. Prior to forming Nycon Energy Consulting Mrs. Mut pursued international opportunities with Atlantic Richfield Corporation. Ms. Mut has been with Dejour since 2008.	50,001	0.03%	N/A

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

(3)	Member of audit committee.
(4)	Member of reserves committee.
(5)	Member of compensation and corporate governance committee.

Directors and Executive Officers

Brief biographies for Dejour's directors and executive officers are set forth below:

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

Ronnie Bozzer: Mr. Bozzer's legal practice encompasses mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations. His honours include recieving the highest peer review rating by Martindale Hubbell, becoming Chairman of Canada's International Finance Centre and recognition by "2010 Best Lawyers in Canada" in the specialty of Banking Law. Mr Bozzer is also listed as Candian Leading Lawyer in the field of Corporate Law by "Law Day".

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

The Board granted a total of 3,750,000 stock options to the executive officers in 2013.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2013 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation						Long Term Compensation
Name and principal position	Year		Salary ($)		Consulting Fees ($)		Bonus ($)	Awards		Payouts ($)	All other compensation ($)
								Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)
Robert Hodgkinson, Director, Chairman and Chief Executive Officer	2013 2012 2011		78,000 78,000 78,000		177,000 177,000 177,000		Nil Nil 100,000	775,000 775,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harrison Blacker, Director and President of Dejour Energy (USA)(1)	2013 2012 2011	US$ US$ US$	310,000 326,688 295,000		Nil Nil Nil	US$ US$ US$	Nil Nil 135,000	775,000 775,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 58,000(2)
Stephen Mut, Director and Co-Chairman(3)	2013 2012 2011		Nil Nil Nil	US$ US$ US$	Nil 17,191 138,573		Nil Nil Nil	325,000 375,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Sturrock, Director	2013 2012 2011		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	250,000 250,000 100,000	Nil Nil Nil	Nil Nil Nil	7,500 7,500 7,000
Darren Devine, Director (4)	2013 2012 2011		Nil Nil Nil		Nil Nil Nil		Nil Nil Nil	200,000 200,000 100,000	Nil Nil Nil	Nil Nil Nil	2,000 7,000 7,000
Richard Bachmann Director(5)	2013 2012		Nil Nil		Nil Nil		Nil Nil	Nil 500,000	Nil Nil	Nil Nil	7,500 Nil
Dr. A. Gorrell Director	2013 2012		Nil Nil		Nil Nil		Nil Nil	Nil 300,000	Nil Nil	Nil Nil	7,000 500
Richard Kennedy Director	2013 2012		Nil Nil		Nil Nil		Nil Nil	Nil 300,000	Nil Nil	Nil Nil	6,500 500
David Matheson, Chief Financial Officer(6)	2013		188,141		Nil		Nil	750,000	Nil	Nil	Nil
Mathew Wong, Chief Financial Officer(7)	2013 2012 2011		5,650 78,000 78,000		26,052 151,000 151,000		Nil Nil 100,000	Nil 250,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Neyeska Mut, EVP Operations of Dejour Energy (USA)	2013 2012 2011	US$ US$ US$	200,470 200,470 200,470		Nil Nil Nil	US$ US$ US$	Nil Nil 100,000	450,000 400,000 306,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phil Bretzloff, VP and General Counsel	2013 2012 2011		Nil Nil Nil		141,647 141,584 130,984		Nil Nil 13,320	225,000 225,000 140,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Blacker was the President of Dejour Energy (USA) Corp. until January 15, 2014, when he departed the Corporation. He ceased to be an executive officer and director of the Corporation effective that date.

(2)	US$58,000 was paid for relocation expenses reimbursement.
(3)	Mr. Mut resigned from the Board on January 15, 2014.
(4)	Mr. Devine resigned from the Board on April 10, 2013.
(5)	Mr. Bachmann resigned from the Board on January 15, 2014.
(6)	On January 28, 2013, Mr. Matheson was appointed Chief Financial Officer of the Corporation.

(7)

On January 28, 2013, Mr. Wong resigned from his position as Chief Financial Officer and ceased to be an executive officer of the Corporation on the date of his resignation. Amount represents Mr. Wong’s remuneration from January 1, 2013 to January 28, 2013 of $31,702 in his capacity as Chief Financial Officer.

Stock Option Grants

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	775,000	$0.18	April 4, 2013	April 3, 2016
Harrison Blacker	775,000	$0.18	April 4, 2013	April 3, 2016
Stephen Mut	325,000	$0.18	April 4, 2013	April 3, 2016
Craig Sturrock	250,000	$0.18	April 4, 2013	April 3, 2016
Darren Devine	200,000	$0.18	April 4, 2013	April 3, 2016
David Matheson	500,000	$0.20	February 12, 2013	February 11, 2016
David Matheson	250,000	$0.18	April 4, 2013	April 3, 2016
Neyeska Mut	450,000	$0.18	April 4, 2013	April 3, 2016
Phil Bretzloff	225,000	$0.18	April 4, 2013	April 3, 2016

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

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2013. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2013.

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

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2013 to provide pension, retirement or similar benefits for Directors or Senior Management.

C.            Board Practices

Compensation and Corporate Governance Committee

The Company has a Compensation and Corporate Governance Committee composed of three Directors, Richard Kennedy, Dr. A. Gorrell and Craig Sturrock.

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

Audit Committee

The Company’s Board of Directors has a separately-designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this annual report on Form 20-F, the Company’s Audit Committee is comprised of Richard Kennedy, Craig Sturrock and Ronnie Bozzer.

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
  Review and appraise the performance of the Company’s external auditors; and
  Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board.

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

D.            Employees

The Company had the equivalent of approximately 10 full-time employees and consultants during 2013 (Canada: 6 and United States: 4).

E.            Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses as of April 24, 2014, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management as of April 24, 2014

Title of Class	Name of Beneficial Owner	Note	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson	(1)	11,456,818	7.01%
Common	Dr. A. Gorrell	(2)	350,000	0.21%
Common	Richard Kennedy	(3)	794,900	0.49%
Common	Craig Sturrock	(4)	1,650,000	1.01%
Common	Ronnie Bozzer	(5)	950,000	0.58%
Common	David Matheson	(6)	1,700,000	1.04%
Common	Neyeska Mut	(7)	1,775,001	1.09%
Common	Phillip Bretzloff	(8)	784,500	0.48%
	Total Directors/Management		19,461,219	11.91%

(1)

Of these shares, 8,000,000 are represented by common shares, 56,250 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson. A further 2,718,750 stock options have been granted but not yet vested.

(2)	Of these shares, 231,250 are represented by vested stock options. A further 118,750 stock options have been granted but not yet vested.
(3)	Of these shares, 294,900 are represented by common shares and 37,500 are represented by vested stock options. A further 462,500 stock options have been granted but not yet vested.
(4)

Of these shares, 650,000 are represented by common shares, 12,500 are represented by vested stock options and 150,000 are represented by currently exercisable share purchase warrants. A further 837,500 stock options have been granted but not yet vested.

(5)	Of these shares, 450,000 are represented by common shares and 50,000 are represented by vested stock options. A further 450,000 stock options have been granted but not yet vested.
(6)	Of these shares, 181,250 are represented by vested stock options. A further 1,518,750 stock options have been granted but not yet vested.
(7)	Of these shares, 50,001 are represented by common shares and 56,250 are represented by vested stock options. A further 1,668,750 stock options have been granted but not yet vested.
(8)	Of these shares, 59,500 are represented by common shares and 6,250 are represented by vested stock options. A further 718,750 stock options have been granted but not yet vested.

All percentages based on 163,753,874 shares outstanding as of April 24, 2014.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 25, 2013:

Stock Options Outstanding as of April 24, 2014

Name	Number of Options	Number of	Exercise Price	Grant Date	Expiration Date
	Held	Options	per Option
		Vested

Robert Hodgkinson	450,000	56,250	$0.20	1/31/2014	1/30/2019
	2,325,000	0	$0.26	4/9/2014	4/8/2017
Dr. A. Gorrell	300,000	225,000	$0.20	12/18/2012	12/17/2015
	50,000	6,250	$0.20	1/31/2014	1/30/2019
Richard Kennedy	100,000	25,000	$0.20	12/18/2012	12/17/2015
	100,000	12,500	$0.20	1/31/2014	1/30/2019
	300,000	0	$0.26	4/9/2014	4/8/2017
Craig Sturrock	100,000	12,500	$0.20	1/31/2014	1/30/2019
	750,000	0	$0.26	4/9/2014	4/8/2017
Ronnie Bozzer	400,000	50,000	$0.20	1/31/2014	1/30/2019
	100,000	0	$0.26	4/9/2014	4/8/2017
David Matheson	250,000	62,500	$0.20	2/12/2013	2/11/2016
	100,000	25,000	$0.18	4/4//2013	4/3/2013
	750,000	93,750	$0.20	1/31/2014	1/30/2019
	600,000	0	$0.26	4/9/2014	4/8/2017
Neyeska Mut	450,000	56,250	$0.20	1/31/2014	1/30/2019
	1,275,000	0	$0.26	4/9/2014	4/8/2017
Phillip Bretzloff	50,000	6,250	$0.20	1/31/2014	1/30/2019
	675,000	0	$0.26	4/9/2014	4/8/2017
Total Officers/Directors	9,125,000	631,250

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.            Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 24, 2014 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 24, 2014

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson (1)	11,456,818	7.01%

(1)

Of these shares, 8,000,000 are represented by common shares, 56,250 are represented by vested stock options and 681,818 are represented by currently exercisable share purchase warrants. 1,500,000 of these shares are owned by 7804 Yukon Inc., a private company owned by Robert Hodgkinson. A further 2,718,750 stock options have been granted but not yet vested.

All percentages based on 163,753,874 shares outstanding as of April 24, 2014.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 24, 2014, there were approximately 7,228 registered holders of the Company’s shares in the United States, with combined holdings of 118,494,052 common shares.

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

B.            Related Party Transactions

During the years ended December 31, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,173,000 (2012 - $1,194,000) and non-cash stock-based compensation of $302,000 (2012 - $412,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $21,200 (2012 - $30,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at December 31, 2013 is $4,000 (December 31, 2012 - $20,000) owing to HEC.

(d)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(e)

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado. A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

(f)

In December 2013, Dejour USA sold its working interests in certain non-core oil and gas leases in the area of Colorado to a related U.S. oil and gas corporation for gross proceeds of $477,000 (US$450,000). A director of the Company is the President of the U.S. oil and gas corporation. The sale price represented the higher of two competing offers to purchase the oil and gas leases in Colorado and the director of the Company abstained from voting to approve the Company’s sale of the leases.

C.            Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.            Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2013, 2012 and 2011	F-1 - F-41

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2013 and 2012

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

The following table contains the annual high and low market prices for the five most recent fiscal years:

Toronto Stock Exchange (Cdn$)

	High	Low
2013	$0.25	$0.10
2012	$0.59	$0.12
2011	$0.61	$0.24
2010	$0.48	$0.29
2009	$0.76	$0.23

NYSE Amex (US$)

	High	Low
2013	$0.25	$0.09
2012	$0.57	$0.12
2011	$0.61	$0.21
2010	$0.50	$0.26
2009	$0.67	$0.12

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each fiscal quarter for the two most recent fiscal years and any subsequent period:

Toronto Stock Exchange (Cdn$)

	High	Low
2014
Q1	$0.32	$0.13
2013
Q4	$0.20	$0.10
Q3	$0.23	$0.18
Q2	$0.23	$0.16
Q1	$0.25	$0.17
2012
Q4	$0.24	$0.16
Q3	$0.26	$0.12
Q2	$0.38	$0.23
Q1	$0.59	$0.35

NYSE Amex (US$)

	High	Low
2014

Q1	$0.29	$0.11
2013
Q4	$0.19	$0.09
Q3	$0.24	$0.18
Q2	$0.24	$0.17
Q1	$0.25	$0.16
2012
Q4	$0.25	$0.16
Q3	$0.26	$0.12
Q2	$0.39	$0.21
Q1	$0.57	$0.34

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each of the most recent six months:

Toronto Stock Exchange (Cdn$)

	High	Low
March, 2014	$0.32	$0.15
February, 2014	$0.22	$0.15
January, 2014	$0.23	$0.13
December, 2013	$0.16	$0.10
November, 2013	$0.20	$0.11
October, 2013	$0.19	$0.16

NYSE Amex (US$)

	High	Low
March, 2014	$0.29	$0.14
February, 2014	$0.21	$0.14
January, 2014	$0.21	$0.11
December, 2013	$0.16	$0.09
November, 2013	$0.19	$0.11
October, 2013	$0.19	$0.17

On April 24, 2014, the closing price of our common shares on the TSX was Cdn $0.26 per common share and on the NYSE was US $0.24 per common share.

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 24, 2014, 163,753,874 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other disposition of the property or assets of the Company, holders of shares of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities to the holders of preferred shares or any other shares ranking senior to shares of common stock. No shares have been issued subject to call or assessment. There are no preemptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

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

  the terms and conditions of any share purchase plan or sinking fund;

  the restrictions respecting the payment of dividends on, or the repayment of capital in respect of, any other shares of the Company;

  voting rights; and

  the issuance of any shares of any other class or series of shares of the Company or any evidences of indebtedness or any other securities convertible into or exchangeable for such shares

No special rights or restrictions attached to the series 1 preferred shares confers on the series 1 preferred shares priority over another series of preferred shares respecting (i) dividends or (ii) return of capital on the dissolution of the Company or on the occurrence of any event that entitles the shareholders holding the shares of all series of preferred shares to a return of capital.

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

C.            Material Contracts

The following are material contracts to which the Company is a party:

Financial Contract with a U.S. Oil and Gas Drilling Fund

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;
(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs. During the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program. In September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program;

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

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

Bank Line of Credit

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

“Credit Facility “A” – Revolving Operating Demand Loan - $3.7 million to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

Credit Facility “B” – Non-Revolving Demand Loan - $2.25 million. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1,450,000) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of “Credit Facility A” was reduced to $3.5 million. On June 19, 2013, “Credit Facility B” was repaid in full. Further, on December 16, 2013 and amended on February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. The acquisition closed on March 26, 2014. Effective March 1, 2014, Credit Facility “A” reduces by $100,000 per month. The next annual review is scheduled on or before May 1, 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2013, DEAL was in compliance with its working capital ratio requirement.

Loan Facility

On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Certain incentive share purchase warrants (“Warrant” or “Warrants”) issued to the Lender. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

Other terms and conditions of the Loan Facility are:

(a)

Commencing September 30, 2013, Dejour USA is required to maintain a working capital ratio of greater than 1:1, as defined, at all times. The working capital ratio is defined as the ratio of (i) current assets to (ii) current liabilities (excluding any liability pursuant to the Drilling Fund);

(b)	Restrictions on borrowings; and
(c)	No changes to the Company’s senior management team without the Lender’s written consent.

At December 31, 2013, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

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

  an individual who is a citizen or resident of the U.S.;

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2013 and 2012, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2013, the Company’s receivables consist of $4,000 (2012 - $30,000) from joint interest partners, $760,000 (2012 - $494,000) from oil and natural gas marketers and $67,000 (2012 - $25,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2013, $Nil (2012 - $Nil) of accounts receivable are past due.

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

The following are the contractual maturities of financial liabilities as at December 31, 2013:

(CA$ thousands)	Carrying amount	2014

Accounts payable and accrued liabilities	2,623	2,623
Bank line of credit	2,900	2,900
Loan facility	2,911	3,500
	8,434	9,023

For the contractual maturities of financial contract liability as at December 31, 2013, see note 12 to the 2013 consolidated financial statements for details.

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

(i)      Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2013 and 2012.

The Company was exposed to the following foreign currency risk at December 31:

(CA$ thousands)	2013	2012
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	376	1,031
Accounts receivable	421	30
Accounts payable and accrued liabilities	(1,613)	(869)
Balance sheet exposure	(816)	192

The following foreign exchange rates applied for the year ended and as at December 31:

	2013	2012
December 31, reporting date rate	1.0636	0.9949
YTD average USD to CAD	1.0301	0.9999

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $82,000 at December 31, 2013 (2012 - $19,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)    Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2013, the Company was exposed to interest rate fluctuations on its bank credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2013 would have increased or decreased net loss by $41,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2013 and 2012.

(iii)   Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2013 would have decreased or increased net loss by $85,000. The Company had no commodity contracts in place at December 31, 2013.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2013, the Company is in compliance with the covenant for its bank credit facility and is in default of the covenant for its loan facility.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2013.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.-C.

Not applicable.

D.    American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D.

None.

E.            Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2013, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.            Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2013 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

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

During the fiscal year ended December 31, 2013, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2013 and December 31, 2012. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2013 $	Year ended December 31, 2012 $
Audit Services (1)	201,762	229,950
Audit Related Services (2)	29,700	100,430
Tax Services (3)	8,500	11,210
All Other Fees (4)	16,235	27,850

NOTES:

(1)

Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2013 and 2012, the services provided in this category included consultation on accounting and audit-related matters and review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2013 and 2012, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2013 and 2012, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2013.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2013.

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

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants, dated March 18, 2014

Consolidated Balance Sheets at December 31, 2013 and 2013

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2013, 2012 and 2011.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2013, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2013 and 2012

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2013, 2012 and 2011.	F-1 - F-41

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2013 and 2012

EXHIBIT
NUMBER	DESCRIPTION

1.1	Articles (1)

1.2	Notice of Articles (1)

1.3	Certificate of Continuation (1)

1.4	Notice of Alteration (1)

1.5	Certificate of Name Change (1)

1.6	Amendment to Articles to Include Special Rights (1)

4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)

4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)

4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)

4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)

4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)

4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)

4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)

4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)

4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)

4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)

4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)

4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)

4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)

4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)

4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)

4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)

EXHIBIT
NUMBER	DESCRIPTION

4.17	Option Plan (1)

4.18	Option Plan (Sub-Plan) (1)

4.19	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated May 11, 2012 (7)

4.20	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated October 3, 2012 (7)

4.21	Financial Contract with Bakken Drilling Fund III, LP dated December 31, 2012 (7)

4.22	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated March 25, 2013 (7)

4.23	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated June 5, 2013*

4.24	Commitment Letter between the Registrant and Invico Performance Yield Fund Limited Partnership dated June 11, 2013*

4.25	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated September 10, 2013*

4.26	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 16, 2013*

4.27	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated February 18, 2014*

8.1	List of Subsidiaries (7)

12.1	Certification of CEO Pursuant to Rule 13a-14(a)*

12.2	Certification of CFO Pursuant to Rule 13a-14(a)*

13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*

15.1	Consent of BDO Canada LLP*

15.2	Consent Letter from GLJ Petroleum Consultants*

15.3	Consent Letter from Deloitte LLP*

15.4	Consent Letter from Gustavson Associates*

99.1	Third Party Report on Reserves Prepared by GLJ Petroleum Consultants, Effective December 31, 2013*

99.2	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, Prepared by Gustavson Associates, Effective January 1, 2014*

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously Filed.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DEJOUR Energy Inc.

Dated:	April 24, 2014	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2013

BDO

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
620, 903 - 8th Avenue SW
Calgary AB T2P 0P7 Canada

Report of Independent Registered Chartered Accountants

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2013, December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for each of the years ended December 31, 2013, December 31, 2012 and December 31, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(CA$ thousands)	Notes	2013	2012
		$	$
ASSETS
Current
Cash and cash equivalents		505	1,508
Accounts receivable		831	549
Prepaids and deposits		49	92
Current Assets		1,385	2,149
Non-current
Deposits		447	392
Exploration and evaluation assets	5	3,281	3,890
Property and equipment	6	20,386	21,144
Total Assets		25,499	27,575

LIABILITIES
Current
Bank credit facilities	8	2,900	5,957
Loan facility	10	2,911	-
Accounts payable and accrued liabilities		2,623	2,019
Warrant liability	9	324	1,425
Derivative liability	10	287	-
Current portion of financial contract liability	12	1,248	1,305
Current Liabilities		10,293	10,706
Non-current
Decommissioning liability	11	1,212	1,429
Other liabilities		22	32
Financial contract liability	12	4,873	5,162
Total Liabilities		16,400	17,329
SHAREHOLDERS' EQUITY
Share capital	13	90,274	90,274
Contributed surplus	15	9,150	8,802
Deficit		(90,839)	(88,262)
Accumulated other comprehensive income (loss)		514	(568)
Total Shareholders' Equity		9,099	10,246
Total Liabilities and Shareholders' Equity		25,499	27,575

Approved on behalf of the Board:

"signed Robert Hodgkinson"	"signed Craig Sturrock"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	F-4

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year ended December 31
(CA$ thousands, except per share amounts)	Notes	2013	2012	2011
		$	$	$
REVENUES
Gross revenues		9,317	6,882	8,824
Royalties		(1,811)	(1,116)	(1,628)
Total Revenues, net of royalties	21	7,506	5,766	7,196

EXPENSES
Operating and transportation		3,398	3,793	2,500
General and administrative		3,384	3,525	4,042
Financing expenses		1,182	587	868
Stock based compensation	15	348	866	662
Foreign exchange loss (gain)		505	190	97
(Gain) loss on disposal of E&E assets	5	185	(299)	-
Loss on disposal of property and equipment	6	107	-	-
Amortization, depletion and impairment losses	7	3,630	10,676	8,652
Change in fair value of warrant liability	9	(1,101)	(1,842)	1,580
Change in fair value of derivative liability	10	(264)	-	-
Gain on financial contract liability	12	(1,268)	-	-
Total Expenses		10,106	17,496	18,401

Loss before other items		(2,600)	(11,730)	(11,205)
Financial instrument loss		-	(55)	(59)
Other income		23	33	34

Loss before income taxes		(2,577)	(11,752)	(11,230)
Deferred tax recovery		-	-	187

Loss for the year		(2,577)	(11,752)	(11,043)
Foreign currency translation adjustment		1,082	(175)	292

Comprehensive loss		(1,495)	(11,927)	(10,751)

Loss per common share - basic and diluted	16	(0.02)	(0.08)	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.	F-5

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	15			348			348
Net loss					(2,577)		(2,577)
Foreign currency translation adjustment						1,082	1,082
Balance as at December 31, 2013		148,916,374	90,274	9,150	(90,839)	514	9,099

Balance as at January 1, 2012		126,892,386	85,076	8,134	(76,510)	(393)	16,307
Shares issued via private placements, net of issuance costs		18,130,305	3,248				3,248
Issue of shares on exercise of warrants and options		3,893,683	1,466				1,466
Warrant liability reallocated on exercise of warrants			286				286
Contributed surplus reallocated on exercise of options	13		198	(198)			-
Stock-based compensation				866			866
Net loss					(11,752)		(11,752)
Foreign currency translation adjustment						(175)	(175)
Balance as at December 31, 2012		148,916,374	90,274	8,802	(88,262)	(568)	10,246

Balance as at January 1, 2011		110,180,545	79,386	7,639	(65,467)	(685)	20,873
Shares issued via private placements, net of issuance costs		11,010,000	2,694				2,694
Issue of shares on exercise of warrants and options		5,701,841	2,091				2,091
Warrant liability reallocated on exercise of warrants			738				738
Contributed surplus reallocated on exercise of options	13		167	(167)			-
Stock-based compensation				662			662
Net loss					(11,043)		(11,043)
Foreign currency translation adjustment						292	292
Balance as at December 31, 2011		126,892,386	85,076	8,134	(76,510)	(393)	16,307

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	F-6

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(CA$ thousands)	Notes	2013	2012	2011
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(2,577)	(11,752)	(11,043)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		3,630	10,676	8,652
Stock based compensation		348	866	662
Non-cash financing expenses		1,012	53	22
Non-cash foreign exchange on financial contract liability		462	-	-
Loss on settlement of decommissioning liability		-	92	-
(Gain) loss on disposal of E&E assets		185	(299)	-
Loss on disposal of property and equipment		107	-	-
Gain on financial contract liability		(1,268)	-	-
Deferred tax recovery		-	-	(187)
Change in fair value of derivative liability		(264)	-	-
Change in fair value of warrant liability		(1,101)	(1,842)	1,580
Amortization of deferred leasehold inducement		(12)	(12)	(8)
Changes in operating working capital	16	440	(1,009)	442
Total Cash Flows from (used in) Operating Activities		962	(3,227)	120
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(55)	12	39
E&E expenditures		(249)	(448)	(225)
Additions to property and equipment		(1,792)	(4,037)	(8,135)
Proceeds from sale of E&E assets		284	353	-
Proceeds from sale of property and equipment		477	2	1
Changes in investing working capital	16	(76)	(583)	888
Total Cash Flows from (used in) Investing Activities		(1,411)	(4,701)	(7,432)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		(3,057)	410	5,546
Advance (repayment) of bridge loan		-	-	(4,800)
Advance (repayment) of loan facility		2,971	-	-
Advance (repayment) of financial contract liability		(468)	-	-
Advance (repayment) of loans from related parties & other liabilities		-	-	(230)
Shares issued on exercise of warrants and options		-	1,466	2,091
Shares issued for cash, net of share issue costs		-	4,556	3,004
Changes in financing working capital	16	-	516	(568)
Total Cash Flows from (used in) Financing Activities		(554)	6,948	5,043

CHANGE IN CASH AND CASH EQUIVALENTS		(1,003)	(980)	(2,269)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,508	2,488	4,757

CASH AND CASH EQUIVALENTS, END OF YEAR		505	1,508	2,488

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.	F-7

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 18, 2014.

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

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8.9 million and accumulated deficit of $90.8 million. Working capital includes non-cash warrant liability and non-cash derivative liability.

On June 19, 2013, the Company, through Dejour USA, borrowed under a $3.5 million loan facility (“Loan Facility”) from a Canadian institutional lender (“Lender”). At December 31, 2013, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

Subsequent to December 31, 2013, DEAL renewed its Credit Facilities with a Canadian Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. If the proposed acquisition fails to close for whatever reason by March 31, 2014, the maximum amount will be reduced by $300,000 effective April 1, 2014. Monthly principal payments of $100,000 are still due and payable commencing March 1, 2014.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company accounts for the assets, liabilities, revenues and expenses related to its interest in the joint operations from the date that joint control commences until the date that it ceases.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

E&E costs are initially capitalized as either tangible or intangible E&E assets according to the nature of the assets acquired. Intangible E&E assets may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, and directly attributable overhead and administration expenses. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.

E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability or facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are assessed at the individual asset level. If it is not possible to estimate the recoverable amount of the individual asset, exploration and evaluation assets are allocated to cash-generating units (“CGU’s”). Such CGU’s are not larger than an operating segment.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)    Resource properties (continued)

The Company may occasionally enter into arrangements, whereby the Company will transfer part of an oil and gas interest, as consideration, for an agreement by the transferee to meet certain E&E expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee. Any cash consideration received from the agreement is credited against the costs previously capitalized to the oil and gas interest given up by the Company, with any excess cash accounted for as a gain on disposal.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

Jointly controlled assets and operations

The Company has certain exploration and production activities that are conducted under joint operating agreements whereby two or more parties jointly control the assets. These financial statements reflect the Company’s assets, including its share of any assets held jointly; its liabilities, including its share of any liabilities incurred jointly; and, once production commences, its revenue from the sale of its share of the output arising from the joint operation; and its expenses, including its share of any expenses incurred jointly.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, line of credit and financial contract liabilities. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within 30 days from receipt of invoice.

Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivatives are also categorized as held for trading unless they are designated as hedges.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

For outstanding warrants at each reporting period, the liability change between reporting periods is recorded in the consolidated statement of comprehensive income (loss). As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

Financial instrument measurement

If the market value for a financial instrument is not an active market the Company establishes fair value by using a valuation technique. Valuation techniques include using recent arm’s length market transaction between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. The fair value of a financial instrument will be based on one or more factors that may include the time value of money, credit risk, commodity prices, equity prices, volatility, servicing costs and other factors.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

(o)    Changes in accounting policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC–12, Consolidation – Special Purpose Entities. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its wholly–owned subsidiaries, Dejour USA, DEAL, Wild Horse, and 0855524 B.C. Ltd.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments to IAS 28 did not affect the Company. The Company classified its joint arrangements in accordance with IFRS 11 on January 1, 2013 and concluded that the adoption of the standard did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosure of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of the standard did not impact the disclosures in the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to the Company’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)    Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2014 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The amendments to IFRS 9 will be effective as of January 1, 2018. The Company will continue to monitor the changes to this standard as they arise and will determine the impact accordingly.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments to IAS 36 are effective as of January 1, 2014.

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

Decommissioning liability

Decommissioning liabilities have been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed at least annually and are based on current regulatory requirements. Significant changes in estimates of contamination and restoration techniques will result in changes to provisions from period to period. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

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

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet.

At December 31, 2013, the balance of the financial contract liability was revised to reflect actual and revised estimated cash flows resulting in a gain in financial contract liability of $1,268,000. The revisions to the actual and revised cash flows resulted from i) downward revisions in estimated future net revenue from the 2013 sale of ethane in Dejour USA due to poor market conditions; ii) delays in the commencement of 2013 drilling operations in Dejour USA, and iii) an industry-standard, interim natural gas marketing contract in Dejour USA which failed to credit the Company with full natural gas liquids recoveries for 2013.

Despite the reduction in the carrying value of the financial contract liability at December 31, 2013, the corresponding asset on the Company’s balance sheet required no related charge for impairment. This resulted from a successful 2013 drilling program which converted 47 “probable” drilling locations at December 31, 2012 to “proven” as at December 31, 2013 – Note 12.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Impairment

A CGU is defined as the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations. The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use calculations. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2013, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli) – Note 6.

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

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	533	72	27,772	28,377
Additions	-	2	315	317
Change in decommissioning provision	-	(23)	-	(23)
Disposals	-	-	(2,132)	(2,132)
Foreign currency translation and other	-	(28)	(492)	(520)
Balance at December 31, 2012	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2012	(10)	-	(23,084)	(23,094)
Impairment losses	(261)	-	(1,245)	(1,506)
Disposals	-	-	2,083	2,083
Foreign currency translation and other	-	-	388	388
Balance at December 31, 2012	(271)	-	(21,858)	(22,129)
Impairment losses (Note 7)	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	262	23	3,605	3,890
At December 31, 2013	-	70	3,211	3,281

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the year ended December 31, 2013, the Company sold its interests in all uranium exploration leases to unrelated third parties for gross proceeds of $150,000.

United States Exploration and Evaluation Properties

As at December 31, 2013, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2013, the Company sold its working interests in certain oil and gas leases in the areas of Colorado and Utah to unrelated third parties for gross proceeds of $134,000 (US$129,000).

During the year ended December 31, 2013, the Company capitalized $79,000 (December 31, 2012 – $104,000) of general and administrative costs related to its US oil and gas interests.

The E&E asset impairment is $415,000, $1,245,000 and $4,886,000 for the year ended December 31, 2013, December 31, 2012 and December 31 2011, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction less estimated costs to sell. There was no recoverable amount on expired leases.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	23,149	4,076	326	27,551
Additions	1,420	9,075	7	10,502
Change in decommissioning provision	131	(1)	-	130
Disposals	-	-	(17)	(17)
Foreign currency translation and other	-	(74)	(2)	(76)
Balance at December 31, 2012	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment
losses:
Balance at January 1, 2012	(7,118)	(440)	(233)	(7,791)
Amortization and depletion	(2,737)	-	(29)	(2,766)
Impairment losses	(4,913)	(1,491)	-	(6,404)
Disposals	-	-	10	10
Foreign currency translation and other	-	4	1	5
Balance at December 31, 2012	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion (Note 7)	(2,036)	(493)	(25)	(2,554)
Impairment losses (Note 7)	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	9,932	11,149	63	21,144
At December 31, 2013	7,217	13,122	47	20,386

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Canadian Oil and Gas Interests

At December 31, 2013, the Company had 5 property leases held on its behalf by a third party.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2013 included estimated future development costs of $899,000 (December 31, 2012 - $Nil; December 31, 2011 - $Nil) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2013, the Company capitalized $Nil (December 31, 2012 – $2,000) of general and administrative costs related to its Canadian oil and gas interests.

At December 31, 2013, the Company performed an impairment test on certain oil and gas interests to assess the recoverable value of these properties when indicators of impairment were present.

The Developed and Proved (D&P) asset impairment is $529,000, $4,913,000 and $938,000 for the year ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively. The impairment was recognized because the carrying value of certain CGU exceeded the recoverable amount. The impairment was recognized based on the difference between the carrying value of cash generating unit and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on observable market prices for which the asset could be sold in a comparable arm’s length transaction, less estimated costs to sell. Recoverable amount was the fair value less costs to sell determined using cash flows attributed to the proved and probable reserves, discounted at 10%, adjusted for assumptions that an independent market participant may take into account (Note 23).

The benchmark prices on which the December 31, 2013 impairment indicators were assessed are as follows:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2014	4.03	105.20	92.76
2015	4.26	107.11	97.37
2016	4.50	107.00	100.00
2017	4.74	107.00	100.00
2018	4.97	107.00	100.00
2019	5.21	107.00	100.00
2020	5.33	107.82	100.77
2021	5.44	109.97	102.78
2022	5.55	112.17	104.83
2023	5.66	114.41	106.93
Each benchmark price increased on average approximately 2% from 2014 and thereafter

United States Oil and Gas Interests

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2013 included estimated future development costs of $258.8 million (December 31, 2012 - $326.9 million) associated with the development of proved undeveloped reserves. During fiscal 2012, the Company did not have any production from its US oil and gas interests and accordingly did not deplete any of its US oil and gas interests.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

During the year ended December 31, 2013, the Company sold its working interests in certain oil and gas leases in the area of Colorado to a related third party for gross proceeds of $477,000 (US$450,000) – Note 17(f).

During the year ended December 31, 2013, the Company capitalized $520,000 (December 31, 2012 – $539,000) of general and administrative costs related to its US oil and gas interests.

The D&P asset impairment is $Nil, $1,491,000 and $424,000 for the year ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively. Of the $1.5 million impairment recorded for the year ended December 31, 2012, $1.3 million was related to South Rangely property that was disposed in December 2013. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. Recoverable amount was the fair value less costs to sell determined using cash flows attributed to the proved and probable reserves, discounted at 10%, adjusted for assumptions that an independent market participant may take into account (Note 23).

The benchmark prices on which the December 31, 2013 impairment indicators were assessed are as follows:

Natural gas
(Henry Hub)
US$ / mmbtu
2014	4.38
2015	4.15
2016	4.00
2017	3.98
2018	4.20
2019	4.32
2020	4.49
2021	4.63
2022	4.77
2023	4.91
2024	5.06
2025	5.25
2026 and thereafter	5.49

* At December 31, 2013, the US$ to CAD$ exchange rate was 1.0636.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2013	2012	2011
	$	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	547	1,506	4,886

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,554	2,766	2,404
Impairment losses (Note 6)	529	6,404	1,362
	3,630	10,676	8,652

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – BANK LINE OF CREDIT

On March 28, 2013, DEAL signed a new agreement with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)

Credit Facility “A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on Credit Facility “A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)

Credit Facility “B” – Non-Revolving Demand Loan - $2.25 million. Interest on Credit Facility “B” is at Prime + 3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under Credit Facility “B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of Credit Facility “A” was reduced to $3.5 million. On June 19, 2013, Credit Facility “B” was repaid in full (note 10). Further, on December 16, 2013 and amended on February 18, 2014, DEAL renewed the Credit Facility “A” with the Bank and contracted to utilize $600,000 of the $3.5 million to fund the proposed acquisition of certain producing natural gas properties in Canada until March 31, 2014. If the proposed acquisition fails to close for whatever reason by March 31, 2014, the maximum amount of Credit Facility “A” will be reduced by $300,000 effective April 1, 2014. Monthly principal payments of $100,000 are still due and payable commencing March 1, 2014. The next annual review is scheduled on or before May 1, 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2013, DEAL was in compliance with its working capital ratio requirement.

NOTE 9 – WARRANT LIABILITY

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit orloss for the period.

	#	$

Balance at January 1, 2011	8,075,000	1,093
Granted, investor warrants	5,505,002	311
Exercise of warrants – value reallocation	(3,460,418)	(739)
Change in fair value	-	1,580
Balance at December 31, 2011	10,119,584	2,245
Granted, investor warrants	13,597,729	1,308
Exercise of warrants – value reallocation	(2,419,584)	(286)
Change in fair value	-	(1,842)
Balance at December 31, 2012	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – WARRANT LIABILITY (continued)

In June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these granted investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

	December 31,		December 31,
As at	2013		2012		June 4, 2012

Exercise price	US$	0.40	US$	0.40	US$	0.40
Share price	US$	0.12	US$	0.22	US$	0.24
Expected volatility		70%		85%		91%
Expected life		2.55 years		3.55 years		5 year
Dividends		0.0%		0.0%		0.0%
Risk-free interest rate		0.7%		0.5%		0.7%

During the year ended December 31, 2013, none of the US$ warrants were exercised (December 31, 2012 – 2,419,584).

NOTE 10 – LOAN FACILITY

On June 19, 2013, the Company borrowed $3.5 million (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. Related financing costs of $348,000 have been deducted in determining the fair value of the Loan Facility and certain incentive share purchase warrants (“Warrant” or “Warrants”) issued to the Lender. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

The Company has determined the Loan Facility as being a financial liability with an embedded derivative liability. Therefore, the embedded derivative liability is measured first and the residual value is assigned to the financial liability. On initial recognition, the fair value of the derivative liability of $551,000 was estimated using an option pricing model.

The residual value assigned to the financial liability of $2,949,000 at initial recognition was the fair value of the entire transaction ($3.5 million) less the value assigned to the embedded derivative liability ($551,000). Related financing costs of $348,000 were apportioned to the financial liability and the embedded derivative liability. The portion attributed to the embedded derivative of $54,000 was expensed immediately and the remainder of the costs were deducted from the carrying amount of the financial liability and will be amortized over the term of the liability.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – LOAN FACILITY (continued)

At initial recognition, the carrying value of the financial liability was as follows:

	Fair Value	Financing Costs	Carrying Value
	$	$	$
Financial liability	2,949	(294)	2,655
Derivative liability	551	–	551
	3,500	(294)	3,206

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the year ended December 31, 2013, the Company recorded an unrealized gain on the derivative liability of $264,000 (year ended December 31, 2012 - $Nil). The following key inputs to obtain the valuation:

As at	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24
Share price	$0.15	$0.20
Expected volatility	84%	79%
Expected life	1.5 years	2 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.1%	1.1%

As at December 31, 2013, the carrying value of the financial liability is:

	December 31,	December 31,
	2013	2012
	$	$
Balance upon initial recognition	2,655	-
Accretion expense	494	-
Interest paid	(238)	-
Balance at December 31, 2013	2,911	-

Accretion expense of $494,000 (year ended December 31, 2012 – $Nil) is included in financing expenses. Other terms and conditions of the Loan Facility are:

(a)

Commencing September 30, 2013, Dejour USA is required to maintain a working capital ratio of greater than 1:1, as defined, at all times. The working capital ratio is defined as the ratio of (i) current assets to (ii) current liabilities (excluding any liability pursuant to the Drilling Fund – Note 12);

(b)	Restrictions on borrowings; and
(c)	No changes to the Company’s senior management team without the Lender’s written consent.

At December 31, 2013, Dejour USA was in default of its working capital ratio covenant. As a result, the loan facility is due upon demand and classified as current liabilities. The Lender has not demanded repayment as at December 31, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2012	1,217	122	1,339
Change in estimated future cash flows	107	-	107
Disposals	(34)	-	(34)
Actual costs incurred and other	(4)	(3)	(7)
Unwinding of discount	22	2	24
Balance at December 31, 2012	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212

(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

As at December 31, 2012:
Discount rate	1.72%	1.82%
Inflation rate	2.50%	2.50%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”), that is associated through a relationship with a former director of the Company, to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;

(b)

The Drilling Fund contributed US$6.5 million cash directly to a drilling company, that is owned by a former consultant of Dejour USA, as prepaid drilling costs; during the year ended December 31, 2013, the Drilling Fund also committed to invest a further US$500,000 in the four wells for a total of US$7.0 million. As at December 31, 2013, US$417,000 of the incremental US$500,000 has been invested for a total of US$6.9 million;

(c)

Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program; in September 2013, Dejour USA signed an amendment with the Drilling Fund and agreed to earn the revised “before payout” working interest of 15.88% to 22.23% and revised “after payout” working interest of 29.77% to 41.67% in the net operating profits from the Tranche 1 Wells based on the actual cash invested in the drilling program;

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

(d)

The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Wells. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

(e)

The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). During the year ended December 31, 2013, the Company increased property and equipment and financial contract liability by $443,000 (US$417,000) of the incremental US$500,000 advance received in the year. On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change – Note 4. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Current portion of financial contract liability (US$1,173)	(1,248)
Non-current portion of financial contract liability (US$4,582)	4,873

The reduction in the financial contract liability is estimated to be:

	US$	CAD$
2014	1,173	1,248
2015	412	438
2016	4,170	4,435

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

		$value of
	# of shares	shares
Balance at January 1, 2011	110,180,545	79,386
Issue of shares on exercise of warrants and options	4,751,841	1,574
Warrant liability reallocated on exercise of warrants	-	739
Contributed surplus reallocated on exercise of options	-	167
Shares issued via private placements, net of issuance costs	11,010,000	2,694
Subscriptions receivable on exercise of options	950,000	516
Balance at December 31, 2011	126,892,386	85,076
Issue of shares on exercise of warrants and options	3,893,683	1,466
Warrant liability reallocated on exercise of warrants	-	286
Contributed surplus reallocated on exercise of options	-	198
Shares issued via private placements, net of issuance costs	18,130,305	3,248
Balance at December 31, 2012 and 2013	148,916,374	90,274

During the year ended December 31, 2012, the Company completed the following:

In June 2012, the Company completed a private placement of 18,130,305 units at US$0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,000 (US$4,714,000). In connection with this private placement, the Company paid finders’ fees of $295,000 (US$283,000) and other related costs of $187,000. The grant date fair value of the warrants, estimated to be $1,308,000, has been recognized as a derivative financial liability (Note 10). Issue costs of $129,000 related to the warrants were expensed.

During the year ended December 31, 2012, 2,968,683 warrants denominated in US dollars (including 549,099 agents’ warrants) were exercised with an average common share market price of US$0.47 and 925,000 stock options were exercised with an average common share market price of $0.51.

During the year ended December 31, 2011, the Company completed the following:

At December 31, 2011 the Company had subscriptions receivable in the amount of $516,000. The subscriptions receivable balance was received in full in January 2012.

In February 2011, the Company completed a private placement of 11,010,000 units at US$0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were $3,289,000 (US$3,303,000). In connection with this private placement, the Company paid finders’ fees of $197,000 (US$200,000) and other related costs of $120,000. The grant date fair value of the warrants, estimated to be $311,000, has been recognized as a derivative financial liability (Note 9). Issue costs of $32,000 related to the warrants were expensed. Directors and Officers of the Company purchased 2,000,000 units of this offering.

In January 2011, the Company renounced $889,000 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by February 28, 2011. As a result of the renunciation, a deferred income tax recovery of $187,000 was recognized on settlement of the flow-through share liability.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2011	6,946,500	0.40
Options granted	3,212,500	0.35
Options exercised	(1,150,000)	0.35
Options forfeited	(200,000)	0.40
Options expired	(305,000)	0.45
Balance at December 31, 2011	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 13)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42
Balance at December 31, 2012	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20

Details of the outstanding and exercisable stock options as at December 31, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	3,050,000	0.18	2.26	2,956,250	0.18	2.26
$0.20	7,522,501	0.20	1.70	6,797,501	0.20	1.67
$0.45	50,000	0.45	0.12	50,000	0.45	0.12
	10,622,501	0.20	1.85	9,803,751	0.20	1.84

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)    Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2013	2012	2011

Fair value at grant date	$0.07	$0.08	$0.15
Exercise price	$0.18	$0.25	$0.35
Share price	$0.18	$0.25	$0.36
Expected volatility	81.18%	82.70%	74.33%
Expected option life	1.42 years	1.59 years	2.10 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.01%	1.12%	1.65%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.48% (2012 – 5.90% and 2011 – 9.92%) is used when recording stock based compensation.

(b)    Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2011	21,010,455	0.44
Warrants granted	5,505,002	0.37
Warrants exercised	(4,551,841)	0.37
Warrants expired	(3,540,026)	0.48
Balance at December 31, 2011	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised	(2,968,683)	0.37
Balance at December 31, 2012	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013	36,344,303	0.40

Details of the outstanding and exercisable warrants as at December 31, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	7,291,667	0.24	1.56	7,291,667	0.24	1.56
$0.40	3,642,856	0.40	1.88	3,642,856	0.40	1.88
$0.55	4,015,151	0.55	0.47	4,015,151	0.55	0.47
$0.40 US	7,700,000	0.42	0.98	7,700,000	0.42	0.98
$0.40 US	13,597,729	0.42	3.43	13,597,729	0.42	3.43
$0.46 US	96,900	0.49	0.84	96,900	0.49	0.84
	36,344,303	0.40	2.04	36,344,303	0.40	2.04

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2011	7,639
Stock based compensation	662
Exercise of options – value reallocation	(167)
Balance at December 31, 2011	8,134
Stock based compensation	866
Exercise of options – value reallocation	(198)
Balance at December 31, 2012	8,802
Stock based compensation	348
Balance at December 31, 2013	9,150

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)    Changes in working capital consisted of the following:

	Year ended December 31
	2013	2012	2011
	$	$	$
Changes in working capital:
Accounts receivable	(282)	338	(199)
Share subscription receivable	-	516	(516)
Prepaids and deposits	43	9	(8)
Accounts payable and accrued liabilities	604	(1,939)	1,485
	365	(1,076)	762

Comprised of:
Operating activities	441	(1,009)	443
Investing activities	(76)	(583)	888
Financing activities	-	516	(568)
	365	(1,076)	762

Other cash flow information:
Cash paid for interest	176	234	440
Income taxes paid	-	-	-

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – SUPPLEMENTAL INFORMATION (continued)

(b)    Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on losses. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2013	2012	2011
Weighted average common shares outstanding	$	$	$
Basic	148,916,374	141,056,221	120,300,214
Diluted	148,916,374	141,056,221	120,300,214

(c)    The Company had the following non-cash transaction:

	Year ended December 31,
	2013	2012	2011
	$	$	$
Non-cash financing for drilling operations of property and equipment (note 12)	443	6,467	-

NOTE 17 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013, 2012 and 2011, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,173,000 (2012 - $1,194,000 and 2011 - $1,772,000) and non-cash stock-based compensation of $302,000 (2012 - $412,000 and 2011 - $451,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	The Company incurred a total of $Nil (2012 - $Nil and 2011 - $2,000) in finance costs to a company controlled by an officer of the Company.

(c)	Included in interest and other income is $21,200 (2012 - $30,000 and 2011 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at December 31, 2013 is $10,000 (2012 - $20,000 and 2011 - $53,668) owing to HEC.

(e)

With respect to the private placement of 11,010,000 units issued at US$0.30 per unit completed in February 2011, directors and officers of the Company purchased 2,000,000 units of this offering (see Note 13).

(f)	In December 2011, HEC exercised 250,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(g)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – RELATED PARTY TRANSACTIONS (continued)

(h)

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

(i)

In December 2013, Dejour USA sold its working interests in certain non-core oil and gas leases in the area of Colorado to a related U.S. oil and gas corporation for gross proceeds of $477,000 (US$450,000). A director of the Company is the President of the U.S. oil and gas corporation. The sale price represented the higher of two competing offers to purchase the oil and gas leases in Colorado and the director of the Company abstained from voting to approve the Company’s sale of the leases.

NOTE 18 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2013	2012	2011
	$	$	$
Loss before income taxes	(2,576)	(11,752)	(11,230)
Corporate tax rate	25.21%	28.48%	33.36%

Expected tax recovery	(649)	(3,347)	(3,747)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	(352)	475	(319)
Impact of foreign exchange rate changes	(452)	259	(220)
Change in unrecognized deferred tax assets	2,251	2,799	3,583
Stock based compensation and share issue costs	(197)	(197)	221
Non deductible amounts	(601)	(121)	347
Other adjustments		132	(52)
Deferred income tax recovery	-	-	(187)

No deferred tax asset has been recognized in respect of the following losses and deductable temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2013	2012
	$	$
Deferred income tax assets
Non-capital losses available	20,026	11,290
Capital losses available	1,072	1,030
Resource tax pools in excess of net book value	2,495	8,928
Share issue costs and other	153	247
Unrecognized deferred tax assets	23,746	21,495

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2013	2012
	$	$
Canada:
Exploration and development expenditures	15,050	17,218
Unamortized share issue costs	858	988
Capital losses	8,242	8,242
Non-capital losses	24,918	22,762
	49,068	49,210

United States:
Exploration and development expenditures	17,039	33,287
Non-capital losses	36,112	15,324
	53,151	48,611

Total	102,219	97,821

The exploration and development expenditures at December 31, 2013 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729	-	1,729
2026	-	2,146	2,146
2027	4,152	2,861	7,013
2028	4,674	215	4,889
2029	3,373	2,769	6,142
2030	2,070	2,353	4,423
2031	2,407	2,369	4,776
2032	4,357	3,669	8,026
2033	2,156	19,730	21,886
	24,918	36,112	61,030

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 19 – COMMITMENTS

The Company has entered into lease agreements on office premises for its various locations. Future minimum annual lease payments under the leases are as follows:

$
2014	187
2015	52
239

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2013	2012	2011
	$	$	$
Salaries, benefits and fees	1,173	1,194	1,772
Non-cash stock-based compensation	302	412	451
	1,475	1,606	2,223
Capitalized portion of salaries and fees	(251)	(193)	(154)
	1,224	1,413	2,069

NOTE 21 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

		Canada			United States			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$	$	$	$
Year ended December 31
Revenues	6,039	5,766	7,196	1,467	-	-	7,506	5,766	7,196
Segmented income (loss)	(1,552)	(8,361)	(4,662)	(1,025)	(3,390)	(6,381)	(2,577)	(11,752)	(11,043)
Amortization, depletion and impairment losses	2,714	7,927	3,331	916	2,749	5,321	3,630	10,676	8,652
Interest expense	669	233	440	486	1	-	1,155	234	440
Deferred tax recovery	-	-	187	-	-	-	-	-	187

As at December 31
Total capital expenditures	37	1,423	6,480	2,341	9,389	1,833	2,378	10,812	8,313

NOTE 22 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive income (loss) were as follows:

As at	December 31, 2013	December 31, 2012	December 31, 2011
	$	$	$
Foreign currency translation adjustment	514	(568)	393
	514	(568)	393

NOTE 23 – DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that financial asset or financial liability. Due to the use of subjective judgments and uncertainties in the determination of these fair values the values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

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

The recoverable amount of developed and producing properties was determined based on fair value less costs to sell (see Note 6). The model has significant unobservable inputs (level 3).

At December 31, 2013 and December 31, 2012, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

Included in E&E assets as at December 31, 2013 of $3,281,000 (December 31, 2012 - $3,890,000) is carried at fair value. Included in property and equipment as at December 31, 2013 of $20,386,000 (December 31, 2012 - $21,144,000) is carried at fair value.

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2013 and 2012, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2013, the Company’s receivables consist of $4,000 (2012 - $30,000) from joint interest partners, $760,000 (2012 - $494,000) from oil and natural gas marketers and $67,000 (2012 - $25,000) from other trade receivables.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(a)    Credit Risk (continued)

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2013, $Nil (2012 - $Nil) of accounts receivable are past due.

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

The following are the contractual maturities of financial liabilities as at December 31, 2013:

	Carrying amount	2014
	$	$
Accounts payable and accrued liabilities	2,623	2,623
Bank credit facilities	2,900	2,900
Loan facility	2,911	3,500
	8,434	9,023

For the contractual maturities of financial contract liability as at December 31, 2013, see note 12 for details.

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

(i)    Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2013 and 2012.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)    Market Risk (continued)

(i)    Foreign Currency Exchange Risk (continued)

The Company was exposed to the following foreign currency risk at December 31:

	2013	2012
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	376	1,031
Accounts receivable	421	30
Accounts payable and accrued liabilities	(1,613)	(869)
Balance sheet exposure	(816)	192

The following foreign exchange rates applied for the year ended and as at December 31:

	2013	2012
December 31, reporting date rate	1.0636	0.9949
YTD average USD to CAD	1.0301	0.9999

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $82,000 at December 31, 2013 (2012 - $19,000 decrease of net loss and 2011 - $50,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)   Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At the year ended December 31, 2013, the Company was exposed to interest rate fluctuations on its bank credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2013 would have increased or decreased net loss by $41,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2013 and 2012.

(iii)  Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2013 would have decreased or increased net loss by $85,000. The Company had no commodity contracts in place at December 31, 2013.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2013, 2012 and 2011
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 24 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2013, the Company is in compliance with the covenant for its bank credit facility (Note 8) and is in default of the covenant for its loan facility (note 10).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2013.

NOTE 25 – SUBSEQUENT EVENTS

(a)

Subsequent to December 31, 2013, the Company completed a non-brokered private placement of 7 million common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finder fees of $27,000 in cash. Directors and Officers purchased 900,000 common shares of this placement.

(b)

On March 5, 2014, a lawsuit was initiated against the Company and its wholly-owned US subsidiary for alleged breach of a December 12, 2013 “Letter of Intent” with respect to a proposed farmin arrangement on oil and gas properties owned by the subsidiary and related legal claims.

The Company is of the opinion the lawsuit’s claims are frivolous and vexatious. The lawsuit is not expected to have a material adverse affect on the financial statements.

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

The Company’s 2013, 2012 and 2011 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2013. The conversion rate used per Bank of Canada is 1.0636.

(a)           Net proved oil and gas reserves

As at December 31, 2013, the Company’s oil and gas reserves are located in both Canada and the United States.

GLJ Petroleum Consultants (“GLJ”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Oil and Gas Properties, Dejour Energy (Alberta) Ltd.”, is dated February 19, 2014 and has an effective date of December 31, 2013.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 14, 2014 and has an effective date of January 1, 2014.

In accordance with the US Securities and Exchange Commission’s (“SEC”) definitions and guidelines, GLJ and Gustavson, have used constant prices and costs in estimating the reserves and future net cash flows contained in their reports. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2013

Net Proved Developed and
Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2012	243	2	165	272	340	4,458	40,938	11,621	243	340	4,460	41,103	11,893
Extensions	-	-	-	-	283	1,726	41,571	8,938	-	283	1,726	41,571	8,938
Technical Revisions	(56)	2	551	38	(36)	(2,608)	3,974	(1,982)	(56)	(36)	(2,606)	4,525	(1,944)
Dispositions	.-	-	-	-	-	(11)	(109)	(29)	-	-	(11)	(109)	(29)
Economic Factors	-	-	-	-	4	33	302	87	-	4	33	302	87
Production	(73)	(2)	(250)	(117)	(1)	(2)	(65)	(14)	(73)	(1)	(4)	(315)	(131)
December 31, 2013	114	2	466	194	590	3,596	86,611	18,621	114	590	3,598	87,077	18,814

Developed Producing	114	2	466	194	3	15	367	79	114	3	17	833	273
Developed Non-producing	-	-	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	587	3,581	86,243	18,542	-	587	3,581	86,243	18,542
Total	114	2	466	194	590	3,596	86,610	18,621	114	590	3,598	87,076	18,815

(1) Canada – Increase in Total Proved Natural Gas Reserves of 551 MMcf:

During the year ended December 31, 2013, an expected increase in natural gas reserves as there are more favorable decline curves and additional solution gas from the proved undeveloped location. GLJ increased, by way of a technical revision, the Company’s total proved natural gas reserves by 551 MMcf.

(2) United States – Increase in Total Proved Natural Gas Liquids Reserves of 1,726 Mbbls and Natural Gas Reserves of 41,571 MMcfs:

During the year ended December 31, 2013, an expected increase in the natural gas reserves and natural gas liquids reserves as this resulted from a successful 2013 drilling program which converted 47 “probable” drilling locations at December 31, 2012 to “proven” as at December 31, 2013. Gustavson increased, by way of an extension, the Company’s total proved natural gas and natural gas liquids by 41,571 MMcfs and 1,726 Mbbls, respectively.

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2012

Net Proved Developed and
Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2011	317	4	752	446	287	3,863	41,314	11,035	317	287	3,867	42,066	11,481
Technical Revisions	(18)	(1)	(306)	(70)	54	705	615	862	(18)	54	704	309	792
Economic Factors	-	-	-	-	(1)	(110)	(991)	(276)	-	(1)	(110)	(991)	(276)
Production	(56)	(1)	(281)	(104)	-	-	-	-	(56)	-	(1)	(281)	(104)
December 31, 2012	243	2	165	272	340	4,458	40,938	11,621	243	340	4,460	41,103	11,893

Developed Producing	243	-	104	260	-	11	109	29	243	-	11	213	289
Developed Non-producing	-	2	61	12	1	7	68	19	-	1	9	129	31
Undeveloped	-	-	-	-	339	4,440	40,761	11,573	-	339	4,440	40,761	11,573
Total	243	2	165	272	340	4,458	40,938	11,621	243	340	4,460	41,103	11,893

(1) Canada – Decrease in Total Proved Natural Gas Reserves of 306 MMcf:

During the year ended December 31, 2012, following the implementation of waterflood in 2011, an expected decrease in natural gas reserves as the influx of water into the reservoir will replace some of the natural gas reserves -in-place. AJM Deloitte decreased, by way of a technical revision, the Company’s total proved natural gas reserves by 306 MMcfs.

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

(b)	Capitalized Costs

	December 31,	December 31,	December 31,
(CA$ thousands)	2013	2012	2011
	$	$	$
Canada
Proved oil and gas properties	24,550	24,700	23,149
Unproved oil and gas properties	70	23	72
Total capital costs	24,620	24,723	23,221
Accumulated depletion and depreciation	(10,593)	(8,557)	(5,820)
Impairment	(6,740)	(6,211)	(1,298)
Net capitalized costs	7,287	9,955	16,103

United States
Proved oil and gas properties	14,279	13,076	4,076
Unproved oil and gas properties	18,298	25,462	27,772
Total capital costs	32,577	38,538	31,848
Accumulated depletion and depreciation	(463)	-	-
Impairment	(15,781)	(23,785)	(23,524)
Net capitalized costs	16,333	14,753	8,324

Total
Proved oil and gas properties	38,829	37,776	27,225
Unproved oil and gas properties	18,368	25,485	27,844
Total capital costs	57,197	63,261	55,069
Accumulated depletion and depreciation	(11,056)	(8,557)	(5,820)
Impairment	(22,521)	(29,996)	(24,823)
Net capitalized costs	23,620	24,708	24,427

(c)	Costs Incurred

	December 31,	December 31,	December 31,
(CA$ thousands)	2013	2012	2011
	$	$	$
Canada
Property acquisition costs (1)
Proved oil and gas properties	17	14	47
Unproved oil and gas properties	-	1	9
Exploration costs (2)	115	132	32
Development costs (3)	4	1,407	6,410
Capital Expenditures	136	1,553	6,498

United States
Property acquisition costs (1)
Proved oil and gas properties	45	40	40
Unproved oil and gas properties	56	211	146
Exploration costs (2)	79	104	38
Development costs (3)	1,720	2,568	1,609
Capital Expenditures	1,900	2,923	1,833

Total
Property acquisition costs (1)
Proved oil and gas properties	62	54	87
Unproved oil and gas properties	56	212	155
Exploration costs (2)	194	236	71
Development costs (3)	1,724	3,975	8,019
Capital Expenditures	2,036	4,476	8,332

(1)	Acquisitions are not net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled
(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

	For the years ended December 31,
(CA$ thousands)	2013	2012	2011

Canada
Oil and gas sales, net of royalties	6,038	5,766	7,196
Operating costs and capital taxes	(2,386)	(3,101)	(1,975)
Transportation costs	(462)	(661)	(508)
Depletion, depreciation and accretion	(2,037)	(2,754)	(2,393)
Income taxes (1)	-	-	-
Results of operations	1,153	(750)	2,320

United States
Oil and gas sales, net of royalties	1,467	-	-
Operating costs and capital taxes	(549)	(31)	(16)
Transportation costs	-	-	-
Depletion, depreciation and accretion	(502)	(13)	(11)
Income taxes (1)	-	-	-
Results of operations	416	(44)	(27)

Total
Oil and gas sales, net of royalties	7,505	5,766	7,196
Lease operating costs and capital taxes	(2,935)	(3,132)	(1,991)
Transportation costs	(462)	(661)	(508)
Depletion, depreciation and accretion	(2,539)	(2,767)	(2,404)
Income taxes (1)	-	-	-
Results of operations	1,569	(794)	2,293

(1)	Dejour is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2013 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2013 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2013 is presented below:

As at December 31, 2013

(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	11,667	694,341	706,008
Future production, abandon and salvage costs	(7,464)	(272,478)	(279,942)
Future development costs	-	(157,139)	(157,139)
Future income taxes	-	(29,123)	(29,123)
Future net cash flows	4,203	235,601	239,804
Less: 10% annual discount factor	(555)	(174,682)	(175,237)

Standardized measure of discounted future net cash flow	3,648	60,919	64,567

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2012 is presented below:

As at December 31, 2012

(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	20,069	234,374	254,443
Future production, abandon and salvage costs	(10,835)	(90,466)	(101,301)
Future development costs	(153)	(95,180)	(95,333)
Future income taxes	(2,270)	(9,950)	(12,220)
Future net cash flows	6,811	38,778	45,589
Less: 10% annual discount factor	(1,181)	(38,935)	(40,116)

Standardized measure of discounted future net cash flow	5,630	(157)	5,473

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2013 are presented below:

For the Year Ended December 31, 2013

(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2013	5,630	(157)	5,473

Sales and transfers of oil and gas produced, net of production costs	(3,640)	(213)	(3,853)
Net changes in sales and transfer prices, net of production costs and royalties	(1,238)	113,216	111,978
Extensions, discoveries, and improved recovery, less estimated costs	-	121,937	121,937
Changes in estimated future development costs	(153)	(22,212)	(22,365)
Sales of reserves in place, less estimated future costs	-	(479)	(479)
Revisions of quantity estimates and timing of estimated production	1,040	(22,397)	(21,357)
Accretion of discount	625	(151,557)	(150,932)
Net change in income taxes	1,875	26,728	28,603
Other	(491)	(3,947)	(4,438)

Ending Balance, December 31, 2013	3,648	60,919	64,567

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2012 are presented below:

For the Year Ended December 31, 2012

(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2012	18,459	33,462	51,921

Sales and transfers of oil and gas produced, net of production costs	(1,973)	-	(1,973)
Net changes in sales and transfer prices, net of production costs and royalties	(8,514)	(42,572)	(51,086)
Changes in estimated future development costs	(3)	-	(3)
Revisions of quantity estimates and timing of estimated production	(2,924)	5,319	2,395
Accretion of discount	(385)	-	(385)
Net change in income taxes	970	3,634	4,604

Ending Balance, December 31, 2012	5,630	(157)	5,473