Form 20-F
period 2014-12-31
Dejour Energy Inc.
filed 2015-04-22
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
182,402,139 common shares as at December 31, 2014 and April 21, 2015

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
Yes Yes [X]      No [   ]

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

Large accelerated filer  [   ]                     Accelerated filer  [   ]                     Non-accelerated filer[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

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

	Canadian Dollars Per One U.S. Dollar
	2014	2013	2012	2011	2010
Average for the period	1.1045	1.0299	0.9996	0.9891	1.0345

	March 2015	February 2015	January 2015	December 2014	November 2014	October 2014
High for the period	1.2803	1.2635	1.2717	1.1643	1.1427	1.1289
Low for the period	1.2440	1.2403	1.1728	1.1344	1.1236	1.1136

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 21, 2015 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.2274.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.             Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2010 – 2014 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants, for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. Certain prior years’ comparative figures have been reclassified, if necessary.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements under the heading "Item 18. Financial Statements".

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The Company’s annual audited Consolidated Financial Statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

The following table is a summary of selected audited consolidated financial information of the Company for each of the four most recently completed financial years. The information presented is presented in accordance with IFRS:

(CA$ thousands, except per share data)	Years Ended December 31,
	2014	2013	2012	2011	2010
Net Oil and Gas Revenue	$7,561	$7,506	$5,766	$7,196	$6,774
Net Loss for the Year	($7,203)	($2,577)	($11,753)	($11,043)	($5,124)
Loss Per Share	($0.04)	($0.02)	($0.08)	($0.09)	($0.05)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	177,124	148,916	141,056	120,300	99,789
Weighted Avg. Shares, diluted (,000)	177,124	148,916	141,056	120,300	99,789
Year-end Shares (,000)	182,402	148,916	148,916	126,892	110,181
Working Capital (Deficiency)	($4,480)	($8,908)	($8,557)	($7,756)	($3,264)
Resource properties and equipment	$21,016	$23,667	$25,033	$25,043	$24,432
Long-term Liabilities	$6,448	$6,107	$6,622	$1,383	$738
Share Capital	$97,132	$90,274	$90,274	$85,076	$79,386
Retained Earnings (Deficit)	($98,042)	($90,839)	($88,262)	($76,510)	($65,467)
Total Assets	$23,274	$25,499	$27,573	$29,438	$30,413
Net Assets	$10,385	$9,099	$10,245	$16,307	$20,873

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Recently Adopted Accounting Policies and Future Accounting Pronouncements

IFRS

On January 1, 2011, we adopted IFRS and the accounting policies have been applied in preparing the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012. The detail accounting policies in accordance with IFRS were disclosed in Note 3 of the Company’s audited consolidated financial statements.

Future Accounting Pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2015 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IAS 1, “Presentation of Financial Statements”: In December 2014, the IASB issued amendments to IAS 1, clarifying guidance on the concepts of materiality and aggregation of items in the financial statements, the use and presentation of subtotals in the statement of operations and comprehensive income or loss, and providing additional flexibility in the structure and disclosures of the financial statements to enhance understandability. The amendments to IAS 1 may be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 proposes a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 11, “Joint Arrangements”: In May 2014, the IASB issued amendments to IFRS 11 to address the accounting for acquisitions of interests in joint operations. The amendments address how a joint operator should account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business. IFRS 11, as amended, now requires that such transactions be accounted for using the principles related to business combinations accounting as outlined in IFRS 3, “Business Combinations”. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

IFRS 15, “Revenue from Contract with Customers”. The IASB issued the standard to replace IAS 18 which establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for the Company for annual periods beginning on January 1, 2017, with required retrospective application and early adoption permitted.

IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”: In May 2014, the IASB issued amendments to IAS 16 and IAS 38 to clarify acceptable methods of depreciation and amortization. The amended IAS 16 eliminates the use of a revenue-based depreciation method for items of property, plant and equipment. Similarly, amendments to IAS 38 eliminate the use of a revenue-based amortization model for intangible assets except in certain specific circumstances. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

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

As of December 31, 2014, the Company had a working capital deficiency of approximately $4.5 million. Excluding the non-cash warrant liability of $0.8 million related to the fair value of US$ denominated warrants issued in current and previous equity financings, the non-cash derivative liability of $0.2 million related to the fair value of warrants issued in the loan facility which closed in June 2013, the adjusted working capital deficiency is approximately $3.5 million. We expect to incur general and administration expenses of approximately $3.0 million over the next twelve months. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

During the year ended December 31, 2014, the Company incurred a loss of $7.2 million and has an accumulated deficit of $98.0 million. Whether and when the Company can attain profitability is uncertain. The Company also has a working capital deficiency of $4.5 million as at December 31, 2014. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2014 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

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

The Company has followed the procedures required by the Exchange to resolve these issues and, on December 11, 2014, 2014, NYSE Regulation reported that, in accordance with the NYSE’s Company Guide, the Company has made a reasonable demonstration of its ability to regain compliance with the Exchange’s “going concern” issues. The Company has committed to update NYSE Regulation as to its’ financial progress as appropriate or upon request but no later than at the completion of each quarter until full compliance is achieved on or before May 22, 2015, the target date for full compliance established by the Exchange.

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

As of December 31, 2014, there were 182,402,139 common shares issued and outstanding. As of December 31, 2014, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			(Cdn$)
Fiscal 2014	Private Placement (1)	7,000,000	770,000
	Acquisition of property (2)	9,600,000	1,939,000
	Equity Offering (3)	6,000,000	1,640,000
	Exercise of Warrants	700,000	168,000
	Exercise of Options	10,185,765	2,064,000

Fiscal 2012	Private Placement (4)	18,130,305	4,909,000
	Exercise of Warrants	2,968,683	1,110,000
	Exercise of Options	925,000	356,000

(1)

In January 2014, we completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

(2)

In July 2014, we closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase our working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $49,000. A company controlled by the CEO of the Company sold its 5% working interest in the Drake/Woodrush property for 2,000,000 common shares.

(3)

In August 2014, we completed an equity offering of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $64,000.

(4)

In June 2012, we completed a private placement of 18,130,305 units at US $0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,000 (US$4,714,000). In connection with this private placement, the Company paid finders’ fees of $295,000 (US$283,000) in cash and other related costs of $187,000 in cash.

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties

Fiscal 2014	Cdn$3,834,000 (1)
Fiscal 2013	Cdn$2,041,000 (2)
Fiscal 2012	Cdn$4,485,000 (3)

(1)

$13,000 of these funds was spent on the purchase of corporate and other assets; and $3,821,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2014, filed with this annual report on Form 20-F.)

(2)

$7,000 of these funds was spent on the purchase of corporate and other assets; and $2,034,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2013, filed with this annual report on Form 20-F.)

(3)

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

During the year ended December 31, 2014, the Company acquired certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed). Additionally, the Company acquired an additional 24% working interest in its existing Woodrush oilfield to increase the working interest to 99%.

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

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2014		Year ended December 31, 2013
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	102	2.7%	118	5.8%	-14%
Drilling and completion	554	14.4%	1,014	49.7%	-45%
Facility and pipelines	2,755	71.9%	257	12.6%	972%
Capitalized general and administrative	410	10.7%	645	31.6%	-36%
Other assets	13	0.3%	7	0.3%	86%
Total (1)	3,834	100.0%	2,041	100.0%	88%

(1)	excludes non-cash capital expenditures of $3,440,000 related to the acquisition of certain oil and natural gas producing assets in Drake/Woodrush

Daily Production

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
By Product
Oil and natural gas liquids (bbls/d)	162	167	182	215
Natural gas (mcf/d)	891	2,714	1,602	1,733
Total (boe/d)	310	620	449	504

The decrease in oil production for the year ended December 31, 2014 compared to the same period of 2013 was attributable to the temporary production curtailment of the main oil producing wells at Woodrush due to the Company’s annual “turnaround” of its production facilities, combined with normal declines.

The decrease in natural gas production for the three and twelve months ended December 31, 2014 is due to the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014. This was offset by the acquisition of certain natural gas producing assets adjacent to the Company’s existing Woodrush properties in northeastern British Columbia.

B.             Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 60,100 net acres of oil and gas leases in the following regions:

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

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2015.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd. holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. Following a significant increase in oil prices in 2007 and the initial half of 2008, oil prices have been relatively stable in the US$85.00 to US$100.00 range for the past 5 years. Oil prices fell down by half to a 5-1/2-year low since June 2014 under pressure from a global glut of crude oil. In 2014, natural gas prices were remained relatively stable at this higher level for most of 2014 as US storage facilities are replenished following emergency withdrawals of natural gas to meet cold weather demands.

Commodity price cycles are also affected by world industrial supply and demand, domestic and international commodity transportation systems, and political factors affecting construction of pipelines and exports of controversial commodities like liquid natural gas. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2015 and future years.

Employees: The Company had the equivalent of approximately 10 full-time employees and consultants during 2014.

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

Three Year History

2014

During the year ended December 31, 2014, the Company:

1.	Completed an equity financing of 7,000,000 units at $0.11 per common share in January 2014. Gross proceeds raised were $770,000;

2.

Completed the acquisition of certain natural gas producing assets and related processing facilities adjacent to the Company’s existing Woodrush oilfield at Ft. St. John, British Columbia, resulting in the acquisition of an additional 9,600 net acres (44% developed);

3.

Closed the sale of 65% of the Company’s working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million eight-well drilling and completion program commenced in 2014 and planned for completion in Q2 2015 to be funded 100% by the Purchaser of the assets;

4.	Retired the related loan facility of $3.5 million due to a Canadian institutional lender;

5.

Closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for total share consideration of $1,939,000;

6.

Completed an equity financing of 6,000,000 units at US$0.25 per unit in August 2014. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000); and

7.

Successfully drilled two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia. The initial well is a new natural gas discovery in the Gething geological formation while the second well is a development well drilled into the extreme south end of the Company’s Woodrush oil pool.

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

8.	Successfully completed and tied into production the 3rd oil well at the Company’s Woodrush property, north of Fort St. John, British Columbia.

United States vs. Foreign Sales/Assets

Net Revenue for fiscal year ended:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2012	5,766	--
12/31/2013	6,038	1,468
12/31/2014	5,952	1,609

Asset Location as of:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2012	12,118	15,455
12/31/2013	7,695	17,804
12/31/2014	11,133	12,141

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

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no commodity contracts in place at December 31, 2014.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2014 to be approximately $4,387,000. These obligations are expected to be settled over the next 15 years with the majority of costs incurred between 2015 and 2029.

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

Hydraulic fracturing is an important and common practice that is used to stimulate production of oil and/or natural gas from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. We routinely use hydraulic fracturing as part of our operations. The process is typically regulated by state oil and natural gas commissions but the EPA has asserted federal regulatory authority pursuant to the Safe Water Drinking Act, or SDWA, over certain hydraulic fracturing activities involving the use of diesel. In addition, in May, 2014, the EPA issued an Advance Notice of Proposed Rulemaking to collect data on chemicals used in hydraulic fracturing operations under Section 8 of the Toxic Substance Control Act. To date, no other action has been taken. At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting disclosure, and well construction requirements on hydraulic fracturing activities.

We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate (primarily the State of Colorado at present), we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

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

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2015 and future years.

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

Resource Properties

Our current focus is on oil and gas properties located in the United States and Canada and currently have oil and gas leases in the following regions:

  The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.
  The Peace River Arch of northeastern British Columbia and northwestern Alberta, Canada.

US Oil and Gas Interests

Kokopelli, Piceance Basin

During 2012, the Company drilled an initial well into the Williams Fork natural gas formation at Kokopelli to hold its 2,200 gross acres (1,571 net) of leasehold interests. The Company also entered into a financial contract with an industry Drilling Fund to complete and tie-in the initial well and drill, complete, and tie-in an additional 3 wells. The Drilling Fund’s investment of US$7,000,000 (an initial investment of US$6,500,000 supplemented with an additional US$500,000 for a total of US$7,000,000) represents about 67% of the total program cost of US$10,400,000. The primary producing geological horizons are the Williams Fork and Niobrara/Mancos zones at depths ranging from 9,000 to 10,500 ft. respectively.

During 2013, the Company drilled three additional wells and completed all four wells in the Williams Fork formation. Production commenced in September, 2013.

On June 30, 2014, the Company sold 65% of its 71.43% working interest in the 4 wells, together with 65% of its remaining 1,542 acres at Kokopelli for US$4,000,000 cash and a commitment by the Purchaser to spend US$16,000,000 at Kokopelli to drill, complete, and equip seven wells to the base of the Williams Fork formation and one well to the base of the Mancos/Niobrara formation. Pursuant to the terms of the Purchase and Sale Agreement, the Company was “carried” for 25% through the entire expenditure of US$16,000,000. Following completion of the US$16,000,000 expenditure, the Company will retain a 25% working interest in the 8 wells and the 1,542 acres.

The Company and its partners intend to continue to develop the Kokopelli Project acreage in 2015 and have scheduled a capital expenditure program of US$19,100,000, of which the Company’s share is 25%, or US$4,775,000. The program will consist of lease roads, facilities, and pipeline construction as well as the drilling of a send Mancos/Niobrara well to a depth of approximately 13,000 ft., and is scheduled to commence in Q3 2015.

Roan Creek, Piceance Basin

During 2014, the Company commissioned a “Prospective Reserve Report”, by Gustavson and Associates, on the Company’s 1,980-acre lease at Roan Creek.

The Report concluded there are 70 Bcf of “contingent” natural gas resources and 51 Bcf of “prospective” natural gas reserves to be developed at Roan Creek.

The Company intends to explore Roan Creek in 2016 and is presently seeking a joint venture partner.

Canadian Oil and Gas Interests

Drake/Woodrush, Fort St. John, British Columbia

The Company’s Drake/Woodrush oilfield is located about 110 km. north of Fort St. John, British Columbia, Canada. In March 2014, the Company purchased certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia. The assets acquired included a 54% working interest in a Halfway formation well, a 74% working interest in 2 shut-in natural gas wells, a 96.8% working interest in a Sour Processing Facility, and an additional 9,600 net acres (44% developed).

In July 2014, the Company acquired an additional 24% working interest in its existing Drake/Woodrush oilfield to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. The Company presently owns a 99% working interest at its existing Drake/Woodrush oilfield in 4 producing oil wells and 5 producing natural gas wells.

In December 2014, the Company commenced the drilling of 2 infill wells (1 oil well and 1 natural gas well) in Northeastern, British Columbia. In January 2015, the Company successfully completed the 2 wells and tied them into its Woodrush production facility. The production additions have resulted in approximately 700 BOEPD net to the Company’s working interest.

Summary of Operational Highlights

Year-to-date 2014 vs. Year-to-date 2013	Year ended December 31
(CA$ thousands, except as otherwise noted)	2014	2013	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	182	215	-15%
Natural gas (mcf/d)	1,602	1,733	-8%
Total (BOE/d)	449	504	-11%

Average realized prices:
Oil and natural gas liquids ($/bbl)	87.99	86.21	2%
Natural gas ($/mcf)	5.45	4.06	34%
Total ($/BOE)	55.14	50.79	9%

Revenue, before royalties:
Oil and natural gas liquids	5,854	6,768	-14%
Natural gas	3,195	2,547	25%
Total	9,049	9,317	-3%

For the year ended December 31, 2014, total revenue, before royalties, decreased by $268,000 or, 3%, due to a decline in production. This was offset by higher combined average realized prices.

The decrease in oil production for the year ended December 31, 2014 compared to the same period of 2013 was attributable to the temporary production curtailment of the main oil producing wells at Woodrush due to the Company’s annual “turnaround” (routine maintenance) of its production facilities, combined with normal declines.

The decrease in natural gas production for the year ended December 31, 2014 is due to the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014. This was offset by the acquisition of certain natural gas producing assets adjacent to the Company’s existing Woodrush properties in northeastern British Columbia.

Oil Operations

Average oil royalties paid for the year ended December 31, 2014 ($14.77 per barrel) were consistent with those paid in the year ended December 31, 2013 ($16.81 per barrel).

Operating and transportation expenses for the year ended December 31, 2014 ($27.65 per barrel) were consistent with those paid in the year ended December 31, 2013 ($26.75 per barrel).

Natural Gas Operations

The average price received for gas sales increased by 34% for the year ended December 31, 2014, relative to the prior year. The increase in Dejour’s average realized gas price reflected higher benchmark prices in both Canada and the United States.

Average gas royalties paid in the year ended December 31, 2014 were higher compared to the prior year. The average gas price received in 2014 was comparatively higher than the prices received in 2013. This resulted in higher royalty rates for marginal gas production in 2014.

Average operating and transportation expenses paid for the year ended December 31, 2014 were higher compared to the prior year. The increase resulted from the costs associated with the workover of one of the gas producing wells at Drake/Woodrush, the “start-up” costs related to the acquisition of certain natural gas producing assets and related production facilities adjacent to the Drake/Woodrush oilfield, and higher contractual pipeline transportation costs in 2014 in Canada. Further, in Q4 2014, the Company incurred a repair to one of the Company’s two compressor facilities which also contributed to an increase in the operating and transportation expenses.

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

Average oil royalties paid for the year ended December 31, 2013 ($16.81 per barrel) were consistent with those paid in the year ended December 31, 2012 ($15.06 per barrel).

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

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2014. The conversion rate used per Bank of Canada is 1.1601.

In 2014, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Third Party Report on Reserves, Dejour Energy (Alberta) Ltd.”, is dated January 27, 2015 and has an effective date of December 31, 2014.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated February 17, 2015 and has an effective date of January 1, 2015.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company, and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2014 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2014 are prepared by our independent qualified reserve evaluators, GLJ and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2014, the Company’s reserve committee was composed of: Craig Sturrock, Ross Gorrell and Ronnie Bozzer. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	155	-	1,435	4
United States	-	13	1,874	109
Undeveloped
Canada	-	-	-	-
United States	-	194	28,449	1,650
TOTAL PROVED	155	207	31,758	1,763

Given economic commodity prices, the Company plans to fully develop its reserves over the next five years.

Canada – Increase in Total Proved Oil Reserves of 41 Mbbls and Natural Gas Reserves of 969 MMcf:

During the year ended December 31, 2014, the Company acquired an additional 24% working interest in its northeastern British Columbia properties and increased total proved oil and natural gas reserves by 41 Mbbls and 969 MMcf respectively.

United States – Decrease in Total Proved Natural Gas Liquids Reserves of 1,837 Mbbls and Natural Gas Reserves of 56,288 MMcf:

During the year ended December 31, 2014, the Company sold 65% of its working interest at Kokopelli in Colorado, resulting in a reduction of its total proved natural gas and natural gas liquids by 56,288 MMcf and 1,837 Mbbls, respectively.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2014
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2014 12-month average prices (SEC) (1)	1,435	155	4	2,389	$7,303

	December 31, 2014
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2014 12-month average prices (SEC) (1)	30,323	207	1,759	42,119	$60,792

December 31, 2014
Total (Proved Developed and				Natural Gas
Undeveloped Reserves)	Natural Gas	Oil	Condensate	Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2014 12-month average prices (SEC) (1)	31,758	155	207	1,763	44,508	$68,095

Reconciliation to Standardized Measure

As at December 31, 2014
(in thousands of Canadian dollars)	Canada	USA	Total
Present value of estimated future net cash flows before income taxes	$7,303	$60,792	$68,095
Income taxes - discounted	-	(20,133)	(20,133)
Standardized measure of discounted future net cash flow	$7,303	$40,659	$47,962

Notes:

(1)

The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2014, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2014. The 12-month average prices (SEC) used for Canadian properties were Cdn$87.29 per barrel of oil and Cdn$4.39 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$84.16 per barrel of condensate, US$4.98 per Mcf of natural gas, and US$69.01 per barrel of NGLs.

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

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2014, which is US$1.00 = Cdn$1.1601.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2014, 2013 and 2012. Production came from our Canadian and United States properties. Production from our United States properties commenced in the fiscal year ended December 31, 2013.

Production
Fiscal Year Ended	Oil and Natural Gas Liquids (bbls)	Natural Gas (Mcf)	Total (BOE)
December 31, 2014	66,485	584,566	163,911
December 31, 2013	78,566	632,467	183,977
December 31, 2012	72,567	380,780	136,031

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2014, 2013 and 2012.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2014	87.99	5.45	55.14
December 31, 2013	86.21	4.06	50.79
December 31, 2012	81.37	2.57	50.59

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2014, 2013 and 2012.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2014	42.42	4.72	34.03
December 31, 2013	42.91	2.83	28.03
December 31, 2012	36.64	2.80	27.36

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2014, we drilled the following wells in Canada and the United States:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry
Oil	-	-	0.99	-
Natural Gas	-	-	0.99	-
Total Wells	-	-	1.98	-

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	2.00	-
Total Wells	-	-	2.00	-

During the fiscal year ended December 31, 2013, no wells were drilled in Canada and we drilled the following wells in the United States:

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	0.67	-
Total Wells	-	-	0.67	-

During the fiscal year ended December 31, 2012, no wells were drilled in Canada and we drilled the following wells in the United States:

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	0.20	-
Total Wells	-	-	0.20	-

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

The following tables summarizes the number of producing and non-producing wells as at December 31, 2014:

	Producing Wells
Country	Oil		Natural Gas
	Gross	Net	Gross	Net
Canada	3	2.97	5	4.34
USA	-	-	4	0.29
Total	3	2.97	9	4.63

	Non-Producing Wells
Country	Oil (1)		Natural Gas (2)
	Gross	Net	Gross	Net
Canada	5	4.95	25	18.58
USA	-	-	-	-
Total	5	4.95	25	18.58

(1)	Includes water source wells and injection wells

(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

The following tables summarizes the number of producing and non-producing wells as at December 31, 2013:

	Producing Wells
Country	Oil		Natural Gas
	Gross	Net	Gross	Net
Canada	3	2.25	5	3.63
USA	-	-	4	0.83
Total	3	2.25	9	4.46

	Non-Producing Wells
Country	Oil (1)		Natural Gas (2)
	Gross	Net	Gross	Net
Canada	5	3.75	8	5.17
USA	-	-	-	-
Total	5	3.75	8	5.17

(1)	Includes water source wells and injection wells

(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

The following tables summarizes the number of producing and non-producing wells as at December 31, 2012:

	Producing Wells
Country	Oil		Natural Gas
	Gross	Net	Gross	Net
Canada	3	2.25	4	2.94
USA	-	-	1	0.39
Total	3	2.25	5	3.33

	Non-Producing Wells
Country	Oil (1)		Natural Gas (2)
	Gross	Net	Gross	Net
Canada	5	3.75	9	5.86
USA	-	-	-	-
Total	5	3.75	9	5.86

(1)	Includes water source wells and injection wells

(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2014 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-byproduction under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As at December 31, 2014, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	12,184	8,009	10,626	8,613	22,810	16,622
U.S.A	2,240	1,407	62,107	42,098	64,347	43,505
TOTAL	14,424	9,416	72,733	50,711	87,157	60,127

The Company’s net undeveloped acres as of December 31, 2014, together with expiries for the period from 2015 to 2017 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2014	Net	2015 Expirations	2016 Expirations	2017 and thereafter Expirations
Canada:
Manning	506	-	-	506
Woodrush/Hunter	8,107	2,057	-	6,050
Subtotal:	8,613	2,057	-	6,556
U.S.A:
Ashley	480	-	-	480
Book Cliffs	2,082	320		1,762
Dinosaur	26,642	-	7,670	18,971
Gunnison	753	-	753	-
North Rangely	4,910	2,350	1,280	1,280
Pinyon Ridge	2,237	-	1,584	653
Plateau	3,014	-	535	2,479
Roan Creek	1,981	21	-	1,961
Subtotal:	42,098	2,691	11,822	27,586
TOTAL:	50,711	4,748	11,822	34,141

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2014 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the years ended December 31, 2014, 2013 and 2012 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

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

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period in which the new information becomes available.

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

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of the working interest in the wellbores at September 30, 2016.

At December 31, 2014, the financial contract liability was adjusted to reflect the present value of the amount outstanding at September 30, 2016, net of the present value of the residual reserves of the working interest in the wellbores to be acquired upon repayment of the financial contract liability in full.

Impairment

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. In determining the recoverable amount, the key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rate. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2014, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli).

Financial instrument

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2015 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IAS 1, “Presentation of Financial Statements”: In December 2014, the IASB issued amendments to IAS 1, clarifying guidance on the concepts of materiality and aggregation of items in the financial statements, the use and presentation of subtotals in the statement of operations and comprehensive income or loss, and providing additional flexibility in the structure and disclosures of the financial statements to enhance understandability. The amendments to IAS 1 may be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 proposes a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 11, “Joint Arrangements”: In May 2014, the IASB issued amendments to IFRS 11 to address the accounting for acquisitions of interests in joint operations. The amendments address how a joint operator should account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business. IFRS 11, as amended, now requires that such transactions be accounted for using the principles related to business combinations accounting as outlined in IFRS 3, “Business Combinations”. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

IFRS 15, “Revenue from Contract with Customers”. The IASB issued the standard to replace IAS 18 which establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for the Company for annual periods beginning on January 1, 2017, with required retrospective application and early adoption permitted.

IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”: In May 2014, the IASB issued amendments to IAS 16 and IAS 38 to clarify acceptable methods of depreciation and amortization. The amended IAS 16 eliminates the use of a revenue-based depreciation method for items of property, plant and equipment. Similarly, amendments to IAS 38 eliminate the use of a revenue-based amortization model for intangible assets except in certain specific circumstances. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

A.             Operating Results

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2014, including 2013 and 2012 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2014 compared to the year ended December 31, 2013

1.        Revenues

For the year ended December 31, 2014, total revenue, before royalties, decreased by $268,000 or, 3%, due to a decline in production. This was offset by higher combined average realized prices..

2.        Oil Operations

Average oil royalties paid for the year ended December 31, 2014 ($14.77 per barrel) were consistent with those paid in the year ended December 31, 2013 ($16.81 per barrel).

Operating and transportation expenses for the year ended December 31, 2014 ($27.65 per barrel) were consistent with those paid in the year ended December 31, 2013 ($26.75 per barrel).

3.        Natural Gas Operations

The average price received for gas sales increased by 34% for the year ended December 31, 2014, relative to the prior year. The increase in Dejour’s average realized gas price reflected higher benchmark prices in both Canada and the United States.

Average gas royalties paid in the year ended December 31, 2014 were higher compared to the prior year. The average gas price received in 2014 was comparatively higher than the prices received in 2013. This resulted in higher royalty rates for marginal gas production in 2014.

Average operating and transportation expenses paid for the year ended December 31, 2014 were higher compared to the prior year. The increase resulted from the costs associated with the workover of one of the gas producing wells at Drake/Woodrush, the “start-up” costs related to the acquisition of certain natural gas producing assets and related production facilities adjacent to the Drake/Woodrush oilfield, and higher contractual pipeline transportation costs in 2014 in Canada. Further, in Q4 2014, the Company incurred a repair to one of the Company’s two compressor facilities which also contributed to an increase in the operating and transportation expenses.

4.        General and Administrative Expenses

G&A expenses in fiscal 2014 were consistent with the amount recorded for fiscal 2013. G&A expenses included the cost of non-recurring severance payments of approximately $306,000 associated with the termination of a number of the Company’s service providers in the 2nd half of 2014. Adjusting for these payments results in a 6% reduction in G&A expenses from the year ended December 31, 2013 to the year ended December 31, 2014.

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

Average oil royalties paid for the year ended December 31, 2013 ($16.81 per barrel) were consistent on a percentage basis with those paid in the year ended December 31, 2012 ($15.06 per barrel).

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

4.        General and Administrative Expenses

G&A expenses in fiscal 2013 were consistent with the amount recorded for fiscal 2012. 2013 G&A expenses included the cost of a non-recurring severance payment of approximately $280,000 to a former senior officer of the Company. Adjusting for this payment results in a 12% reduction in G&A expenses from the year ended December 31, 2012 to the year ended December 31, 2013.

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

B.             Liquidity and Capital Resources

Bank Credit Facility

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio.

Cash Balances

The Company had cash and cash equivalents of $1,215,000 as at December 31, 2014.

Financial Contract

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($5,519,000), net of the present value of the residual reserves ($2,780,000), or $2,739,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739

Working Capital Position

As at December 31, 2014 (CA$ thousands)	$
Working capital deficit	(4,480)
Non-cash warrant liability	755
Non-cash derivative liability	216
Adjusted working capital deficit	(3,509)
Add: Bank line of credit	1,955
Adjusted working capital deficit (excluding bank line of credit)	(1,554)

Working capital is defined as current assets less current liabilities.

As at December 31, 2014, the Company had a working capital deficit of $4.5 million. Excluding the non-cash warrant liability of $0.8 million related to the fair value of US$ denominated warrants issued in previous equity financings, the non-cash derivative liability of $0.2 million related to the fair value of warrants issued in loan facility closed in June 2013, the adjusted working capital deficit was $3.5 million. The majority of the working capital deficit relates to the $2.0 million outstanding bank line of credit. And, the remainder of the deficit relates to the costs associated with the drilling of the 2 new wells at the Company’s Woodrush property. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2014 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern.

Subsequent to December 31, 2014, the Company secured a $2 million loan from a director of the Company to support its operations. Further, the Company expects to fund operations and capital expenditures with cash flows from operations, drawings on bank credit facilities, additional loans from the director, existing cash and cash equivalents and by accessing the capital markets, as required. However, there is no assurance that these activities or any attempt to raise additional capital will be successful.

Capital Resources

a)        Canada

In December 2014, the Company incurred approximately $2.3 million to drill 2 infill wells at Drake/Woodrush in northeastern British Columbia. In 2015, the Company will continue to complete these 2 infill wells. These capital expenditures will be funded by cash on hand and an operating line of credit of $2,050,000 provided by DEAL’s Canadian bank.

b)        United States

In the U.S., the Company’s share of expenditures for the ongoing Kokopelli development program is estimated to be US$8 million. The Company expects to fund this program through the use of a combination of cash provided by operating activities and new equity or debt offerings, as required.

C.             Research and Development, Patents and Licenses, etc.

None.

D.             Trend Information

a)        Oil Prices

Over the past three-to-four years, oil production from unconventional oil shale projects in the USA has experienced major growth. This has come at a time when demand from the developed world has been subdued and demand growth form China and the other major emerging economies has slowed. The growing imbalance between supply and demand was brought to a head at the Organization of Petroleum Exporting Countries (“OPEC”) meeting in November 2014 when Saudi Arabia stated they were no longer prepared to cede market share to accommodate rising production from the USA.

As a result of these pressures, the oil price collapsed from a peak of US$115.00/Bbl. in mid-2014 to $53.00/Bbl. at the end of the 2014. These “softer” oil prices will likely continue until supply decreases from a reduction in the number of active US drilling rigs and demand strengthens as the economies in the developed world improve.

b)        Natural gas

During 2014, there was continued strong production growth in North America driven by increased shale gas development in the United States and the availability of lower-cost capital for development projects of merit. The combination of these factors resulted in ongoing lower natural gas prices for producers.

This situation will likely continue until demand increases as a result of new liquid natural gas initiatives (“LNG”), industrial growth, increased exports to Mexico, and commencement of operations of new power generation facilities currently under construction.

E.             Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2014.

F.             Tabular Disclosure of Contractual Obligations

As of December 31, 2014, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2015	2016	2017	2018	2019	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	130	49	-	-	-	Nil	179
Bank credit facility	1,955	-	-	-	-	Nil	1,955
Financial contract liability(1)	-	2,739	-	-	-	Nil	2,739
Total	2,085	2,788	-	-		Nil	4,873

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 65)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	10,000,000	5.48%	May 18, 2004
Craig Sturrock (3)(4)(5) British Columbia, Canada Director (Age: 71)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	650,000	0.36%	August 22, 2005
Dr. A. Gorrell (5)(6) British Columbia, Canada Director (Age: 70)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	50,000	0.03%	December 14, 2012
Richard Kennedy (4)(5) Alberta, Canada Director (Age: 59)	Mr. Kennedy is a prominent barrister, solicitor and partner at Kennedy Agrios LLP, an Edmonton, Alberta based law firm focusing on commercial real estate, administrative and regulatory law.	294,900	0.16%	December 14, 2012
Ronnie Bozzer (3)(4)(6) British Columbia, Canada Director (Age: 65)	Mr. Bozzer has extensive years of legal practice encompassing mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations.	450,000	0.25%	January 15, 2014

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of Dejour Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
James Dai (3)(6) British Columbia, Canada Director (Age: 33)	Mr. Dai is a capital markets professional in Canada. Currently, he is the CFO of four private and public companies focused in the lumber, O&G, mining and biotech sectors of Western Canada. He has an investment banking background from Raymond James and has assisted Asian investors invest over $200 million into Canadian capital markets.	-	-	March 16, 2015
David Matheson British Columbia, Canada Chief Financial Officer (Age: 65)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	-	-	N/A

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

(3)	Member of audit committee.
(4)	Member of governance and nominating committee.
(5)	Member of compensation committee.
(6)	Member of reserves committee.

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

Ronnie Bozzer: Mr. Bozzer's legal practice encompasses mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations. His honours include receiving the highest peer review rating by Martindale Hubbell, becoming Chairman of Canada's International Finance Centre and recognition by "2010 Best Lawyers in Canada" in the specialty of Banking Law. Mr Bozzer is also listed as Canadian Leading Lawyer in the field of Corporate Law by "Law Day".

James Dai: Mr. Dai is a capital markets professional in Canada. Currently, he is the CFO of four private and public companies focused in the lumber, O&G, mining and biotech sectors of Western Canada. He has an investment banking background from Raymond James and has assisted Asian investors invest over $200 million into Canadian capital markets.

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

The Board granted a total of 10,731,616 stock options to the executive officers in 2014.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2014 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation			Long Term Compensation
Name and principal position	Year	Salary ($)	Consulting Fees ($)	Bonus ($)	Awards		Payouts ($)	All other compensation ($)
					Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)
Robert Hodgkinson, Director, Chairman and Chief Executive Officer	2014 2013 2012	78,000 78,000 78,000	174,600 177,000 177,000	100,000(4) Nil Nil	3,411,914 775,000 775,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Matheson, Chief Financial Officer	2014 2013	199,038 188,141	Nil Nil	100,000(4) Nil	2,109,570 750,000	Nil Nil	Nil Nil	Nil Nil
Craig Sturrock, Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	994,703 250,000 250,000	Nil Nil Nil	Nil Nil Nil	8,500 7,500 7,500
Dr. A. Gorrell Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	448,633 Nil 300,000	Nil Nil Nil	Nil Nil Nil	7,000 7,000 500
Richard Kennedy Director	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	543,359 Nil 300,000	Nil Nil Nil	Nil Nil Nil	8,000 6,500 500
Ronnie Bozzer Director	2014	Nil	Nil	Nil	695,313	Nil	Nil	8,500
Harrison Blacker, Director and President of Dejour Energy (USA) (1)	2014 2013 2012	US$ 60,606 US$ 310,000 US$ 326,688	Nil Nil Nil	US$ Nil US$ Nil US$ Nil	Nil 775,000 775,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Neyeska Mut, EVP Operations of Dejour Energy (USA) (2)	2014 2013 2012	US$ 124,009 US$ 200,470 US$ 200,470	Nil Nil Nil	US$ Nil US$ Nil US$ Nil	1,795,312 450,000 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phillip Bretzloff, VP and General Counsel (3)	2014 2013 2012	Nil Nil Nil	204,130 141,647 141,584	Nil Nil Nil	732,812 225,000 225,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Mr. Blacker was the President of Dejour Energy (USA) Corp. until January 15, 2014, when he departed the Corporation. He ceased to be an executive officer and director of the Corporation effective that date.

(2)

Mrs. Mut left her position with Dejour Energy (USA) Corp. as Executive Vice President, Operations on July 16, 2014 and ceased to be an executive officer of the Corporation. On July 16, 2014, Mrs. Mut entered into a consulting agreement with the Corporation.

(3)

Mr. Bretzloff was the VP and General Counsel of the Corporation until his departure on June 30, 2014. He ceased to be an executive officer of the Corporation effective that date. Amount represents Mr. Bretzloff’s remuneration from January 1, 2014 to June 30, 2014 in his capacity as VP and General Counsel, $72,130 of paid consulting fees and $132,000 of severance payment.

(4)	Included in accounts payable and accrued liabilities at December 31, 2014. The repayment is subject to the availability of cash after all other key obligations are met.

Stock Option Grants

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	450,000	$0.20	January 31, 2014	January 30, 2019
Robert Hodgkinson	2,325,000	$0.26	April 9, 2014	April 8, 2017
Robert Hodgkinson	70,312	$0.26	April 25, 2014	April 24, 2017
Robert Hodgkinson	566,602	$0.29	August 18, 2014	August 17, 2017
Craig Sturrock	100,000	$0.20	January 31, 2014	January 30, 2019
Craig Sturrock	750,000	$0.26	April 9, 2014	April 8, 2017
Craig Sturrock	15,625	$0.26	April 25, 2014	April 24, 2017
Craig Sturrock	129,078	$0.29	August 18, 2014	August 17, 2017
Dr. A. Gorrell	50,000	$0.20	January 31, 2014	January 30, 2019
Dr. A. Gorrell	289,062	$0.26	April 25, 2014	April 24, 2017
Dr. A. Gorrell	50,000	$0.25	July 3, 2014	July 2, 2017
Dr. A. Gorrell	59,571	$0.29	August 18, 2014	August 17, 2017
Richard Kennedy	100,000	$0.20	January 31, 2014	January 30, 2019
Richard Kennedy	300,000	$0.26	April 9, 2014	April 8, 2017
Richard Kennedy	46,875	$0.26	April 25, 2014	April 24, 2017
Richard Kennedy	96,484	$0.29	August 18, 2014	August 17, 2017
Ronnie Bozzer	400,000	$0.20	January 31, 2014	January 30, 2019
Ronnie Bozzer	100,000	$0.26	April 9, 2014	April 8, 2017
Ronnie Bozzer	62,500	$0.26	April 25, 2014	April 24, 2017
Ronnie Bozzer	132,813	$0.29	August 18, 2014	August 17, 2017
David Matheson	750,000	$0.20	January 31, 2014	January 30, 2019
David Matheson	600,000	$0.26	April 9, 2014	April 8, 2017
David Matheson	226,562	$0.26	April 25, 2014	April 24, 2017
David Matheson	533,008	$0.29	August 18, 2014	August 17, 2017
Neyeska Mut	450,000	$0.20	January 31, 2014	January 30, 2019
Neyeska Mut	1,275,000	$0.26	April 9, 2014	April 8, 2017
Neyeska Mut	70,312	$0.26	April 25, 2014	April 24, 2017
Phillip Bretzloff	50,000	$0.20	January 31, 2014	January 30, 2019
Phillip Bretzloff	675,000	$0.26	April 9, 2014	April 8, 2017
Phillip Bretzloff	7,812	$0.26	April 25, 2014	April 24, 2017

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

For the most recently completed fiscal year, each non-management director of the Company received total compensation for services provided to the Company in his capacity as director as follows:

Name	Fees earned $
Craig Sturrock	8,500
Dr. A. Gorrell	7,000
Richard Kennedy	8,000
Ronnie Bozzer	8,500

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2014. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2014.

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

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2014 to provide pension, retirement or similar benefits for Directors or Senior Management.

C.             Board Practices

The Company’s Governance Committee has establish the following committees to ensure the Company maintains the highest possible governance standards in the conduct of its business:

1.	Governance and Nominating Committee;
2.	Compensation Committee;
3.	Audit Committee, and
4.	Reserves Committee.

Each of the primary functions of these committees is located on the Company’s website at www.dejour.com as follows:

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three Directors, Ronnie Bozzer (Chairman), Richard Kennedy, and Craig Sturrock.

(a)

“Responsibilities” for the Governance and Nominating Committee can be found on the Company’s website at www. dejour.com under “Investors/Corporate Governance/Committees and Responsibilities/Governance and Nominating Committee”.

(b)

The Company’s “Charter” for the Governance and Nominating Committee can be found on the Company’s website at www. dejour.com under “Investors/Corporate Governance/Governance and Nominating Committee Charter”.

Compensation Committee

The Company’s Compensation Committee is comprised of three Directors, Richard Kennedy (Chairman), A. Ross Gorrell, and Craig Sturrock.

(a)	“Responsibilities” for the Compensation Committee can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Committees and Responsibilities/Compensation Committee”.

(b)	The Company’s “Charter” for the Compensation Committee can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Compensation Committee Charter”.

Audit Committee

The Company’s Audit Committee is comprised of three Directors, Craig Sturrock (Chairman), Ronnie Bozzer, and James Dai.

(a)	“Responsibilities” for the Audit Committee can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Committees and Responsibilities/Audit Committee”.

(b)	The Company’s “Charter” for the Audit Committee can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Audit Committee Charter”.

Reserves Committee

The Company has a Reserves Committee comprised of three directors, A. Ross Gorrell (Chairman), Ronnie Bozzer, and James Dai.

(a)	“Responsibilities” for the Reserves Committee can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Committees and Responsibilities/Reserves Committee”.

(b)	The Company’s “Charter” for the Reserves Committee can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Reserves Committee Charter”.

Differences between Canadian and NYSE Governance Standards

Dejour’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by Canadian National Instrument 58-1-1 and National Policy 58-201 (collectively CSA Rules). The NYSE corporate governance listing standards applicable to Dejour’s corporate governance policies satisfy all the existing guidelines for effective corporate governance established by the CSA Rules. The rules of the New York Stock Exchange (“the NYSE”), as set for the in the NYSE Listed Company Manual (“the NYSE Manual”), permit listed companies that are “foreign private issuers”, as defined under the U.S. Securities Exchange Act of 1934, as amended (“The Exchange Act”), including Dejour, to follow home country practice in lieu of certain NYSE corporate governance provisions.

The significant differences between Dejour’s corporate governance practices and those followed by NYSE-listed U.S. companies pursuant to the NYSE Manual can be found on the Company’s website at www.dejour.com under “Investors/Corporate Governance/Dejour Energy Inc. Differences between Canadian and NYSE Governance Standards”.

D.             Employees

The Company had the equivalent of approximately 12 full-time employees and consultants during 2014 (Canada: 8 and United States: 4).

E.             Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses as of April 21, 2015, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Shareholdings of Directors and Senior Management as of April 21, 2015

Title of Class	Name of Beneficial Owner	Note	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Robert L. Hodgkinson	(1)	13,500,000	7.40%
Common	Craig Sturrock	(2)	1,649,000	0.90%
Common	Dr. A. Gorrell	(3)	600,000	0.33%
Common	Richard Kennedy	(4)	919,900	0.50%
Common	Ronnie Bozzer	(5)	1,200,000	0.66%
Common	James Dai	(6)	500,000	0.27%
Common	David Matheson	(7)	2,500,000	1.37%
	Total Directors/Management		20,868,900	11.43%

(1)

Of these shares, 10,000,000 are represented by common shares and 1,779,468 are represented by vested stock options. 3,500,000 of these shares are owned by 7804 Yukon Inc. (1,500,000 shares) and Hodgkinson Equities Corp. (2,000,000 shares), private companies owned by Robert Hodgkinson. A further 1,720,532 stock options have been granted but not yet vested.

(2)	Of these shares, 650,000 are represented by common shares and 498,014 are represented by vested stock options. A further 500,986 stock options have been granted but not yet vested.
(3)	Of these shares, 50,000 are represented by common shares and 318,237 are represented by vested stock options. A further 231,763 stock options have been granted but not yet vested.
(4)	Of these shares, 294,900 are represented by common shares and 353,761 are represented by vested stock options. A further 271,239 stock options have been granted but not yet vested.
(5)	Of these shares, 450,000 are represented by common shares and 435,742 are represented by vested stock options. A further 314,258 stock options have been granted but not yet vested.
(6)	Of these shares, 500,000 are represented by vested stock options.
(7)	Of these shares, 1,472,339 are represented by vested stock options. A further 1,027,661 stock options have been granted but not yet vested.

All percentages based on 182,402,139 shares outstanding as of April 21, 2015.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 21, 2015:

Stock Options Outstanding as of April 21, 2015

Name	Number of Options	Number of	Exercise Price	Grant Date	Expiration Date
	Held	Options	per Option
		Vested

Robert Hodgkinson	337,500	168,750	$0.20	1/31/2014	1/30/2019
	2,034,375	871,875	$0.26	4/9/2014	4/8/2017
	61,523	26,367	$0.26	4/25/2014	4/24/2017
	566,602	212,476	$0.29	8/18/2014	8/17/2017
	500,000	500,000	$0.16	4/2/2015	4/1/2017
Craig Sturrock	75,000	37,500	$0.20	1/31/2014	1/30/2019
	656,250	281,250	$0.26	4/9/2014	4/8/2017
	13,672	5,860	$0.26	4/25/2014	4/24/2017
	129,078	48,404	$0.29	8/18/2014	8/17/2017
	125,000	125,000	$0.16	4/2/2015	4/1/2017
Dr. A. Gorrell	50,000	50,000	$0.20	12/18/2012	12/17/2015
	37,500	18,750	$0.20	1/31/2014	1/30/2019
	252,929	108,398	$0.26	4/25/2014	4/24/2017
	50,000	18,750	$0.25	7/3/2014	7/2/2017
	59,571	22,339	$0.29	8/18/2014	8/17/2017
	100,000	100,000	$0.16	4/2/2015	4/1/2017
Richard Kennedy	50,000	50,000	$0.20	12/18/2012	12/17/2015
	75,000	37,500	$0.20	1/31/2014	1/30/2019
	262,500	112,500	$0.26	4/9/2014	4/8/2017
	41,016	17,579	$0.26	4/25/2014	4/24/2017
	96,484	36,182	$0.29	8/18/2014	8/17/2017
	100,000	100,000	$0.16	4/2/2015	4/1/2017
Ronnie Bozzer	300,000	150,000	$0.20	1/31/2014	1/30/2019
	87,500	37,500	$0.26	4/9/2014	4/8/2017
	54,687	23,437	$0.26	4/25/2014	4/24/2017
	132,813	49,805	$0.29	8/18/2014	8/17/2017
	175,000	175,000	$0.16	4/2/2015	4/1/2017
James Dai	500,000	500,000	$0.16	4/2/2015	4/1/2017
David Matheson	125,000	125,000	$0.20	2/12/2013	2/11/2016
	56,250	56,250	$0.18	4/4/2013	4/3/2016
	562,500	281,250	$0.20	1/31/2014	1/30/2019
	525,000	225,000	$0.26	4/9/2014	4/8/2017
	198,242	84,961	$0.26	4/25/2014	4/24/2017
	533,008	199,878	$0.29	8/18/2014	8/17/2017
	500,000	500,000	$0.16	4/2/2015	4/1/2017
Total Officers/Directors	9,424,000	5,357,561

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.             Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 21, 2015 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 21, 2015

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert L. Hodgkinson (1)	13,500,000	7.40%

(1)

Of these shares, 10,000,000 are represented by common shares and 1,779,468 are represented by vested stock options. 3,500,000 of these shares are owned by 7804 Yukon Inc. (1,500,000 shares) and Hodgkinson Equities Corp. (2,000,000 shares), private companies owned by Robert Hodgkinson. A further 1,720,532 stock options have been granted but not yet vested.

All percentages based on 182,402,139 shares outstanding as of April 21, 2015.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 21, 2015, there were approximately 8,086 registered holders of the Company’s shares in the United States, with combined holdings of 134,195,494 common shares.

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

B.             Related Party Transactions

During the years ended December 31, 2014 and 2013, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,092,000 (2013 - $1,173,000) and non-cash stock-based compensation of $823,000 (2013 - $302,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2014 is $200,000 (December 31, 2013 - $Nil) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

(b)	Included in interest and other income is $15,000 (2013 - $21,200) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Effective July 3, 2014, HEC ceased to be the working interest partner in the Woodrush property and sold its 5% working interest to the Company for 2,000,000 common shares.

C.             Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.             Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012	F-1 - F-38

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2014 and 2013

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

The following table contains the annual high and low market prices for the five most recent fiscal years:

Toronto Stock Exchange (Cdn$)
	High	Low
2014	$0.36	$0.13
2013	$0.25	$0.10
2012	$0.59	$0.12
2011	$0.61	$0.24
2010	$0.48	$0.29

NYSE Amex (US$)
	High	Low
2014	$0.33	$0.11
2013	$0.25	$0.09
2012	$0.57	$0.12
2011	$0.61	$0.21
2010	$0.50	$0.26

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each fiscal quarter for the two most recent fiscal years and any subsequent period:

Toronto Stock Exchange (Cdn$)
	High	Low
2015
Q1	$0.22	$0.15
2014
Q1	$0.32	$0.13
Q2	$0.34	$0.19
Q3	$0.36	$0.23
Q4	$0.31	$0.19
2013
Q4	$0.20	$0.10
Q3	$0.23	$0.18
Q2	$0.23	$0.16
Q1	$0.25	$0.17

NYSE Amex (US$)
	High	Low
2015
Q1	$0.19	$0.12
2014
Q1	$0.29	$0.11
Q2	$0.31	$0.17
Q3	$0.33	$0.22
Q4	$0.28	$0.16
2013
Q4	$0.19	$0.09
Q3	$0.24	$0.18
Q2	$0.24	$0.17
Q1	$0.25	$0.16

The following table contains the high and low market prices for our common shares on the Toronto Stock Exchange and the NYSE Amex for each of the most recent six months:

Toronto Stock Exchange (Cdn$)
	High	Low
March, 2015	$0.20	$0.16
February, 2015	$0.22	$0.16
January, 2015	$0.22	$0.15
December, 2014	$0.24	$0.19
November, 2014	$0.31	$0.21
October, 2014	$0.30	$0.20

NYSE Amex (US$)
	High	Low
March, 2015	$0.17	$0.12
February, 2015	$0.19	$0.13
January, 2015	$0.19	$0.13
December, 2014	$0.20	$0.16
November, 2014	$0.28	$0.19
October, 2014	$0.28	$0.17

On April 21, 2015, the closing price of our common shares on the TSX was Cdn $0.17 per common share and on the NYSE was US $0.14 per common share.

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 21, 2015, 182,402,139 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

All the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. All common shareholders are entitled to receive notice of, attend and be heard at any meeting of shareholders of the Company, except a meeting of the holders of shares of another class, as such, and except a meeting of the holders of a particular series, as such. Holders of shares of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders, including the election of directors. Except as otherwise required by law the holders of the Company’s common shares will possess all voting power. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all common shares that are present in person or represented by proxy. Subject to the special rights and restrictions attached to the shares of any class or series of classes, one holder of common shares issued, outstanding and entitled to vote, represented in person or by proxy, is necessary to constitute a quorum at any meeting of our shareholders.

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

C.             Material Contracts

The following are material contracts to which the Company is a party:

Financial Contract with a U.S. Oil and Gas Drilling Fund

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return provided for in the December 31, 2012 contract. The Drilling Fund further agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016 in determining the net liability owed by Dejour USA to the Drilling Fund at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in according with industry-accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($5,519,000), net of the present value of the residual reserves ($2,780,000), or $2,739,000 at December 31, 2014.

Bank Credit Facility

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with its Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014 and amended on March 16, 2015, the Company renewed the Credit Facility with its Bank for a maximum of $2.2 million. Monthly principal payments of $100,000 are due and payable on March 16, 2015 and commencing on the 28th of each month thereafter. The Bank is currently conducting its annual review of the Company’s Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio.

Acquisition of additional 24% working interest in Drake/Woodrush, northeastern British Columbia, Canada

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 2,000,000 common shares included in the above.

HEC loan to the Company

On March 12, 2015, the Company issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. On March 12, 2015, $1,250,000 had been advanced to the Company.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2014 and 2013, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2014, the Company’s receivables consist of $57,000 (2013 - $4,000) from joint interest partners, $409,000 (2013 - $760,000) from oil and natural gas marketers and $139,000 (2013 - $67,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2014, $Nil (2013 - $Nil) of accounts receivable are past due.

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

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations. At December 31, 2014, the Conpany was in default of its working capital ratio covenant on its credit facility.

The following are the contractual maturities of financial liabilities as at December 31, 2014:

(CA$ thousands)	Carrying amount	2015
	$	$
Accounts payable and accrued liabilities	3,516	3,516
Bank credit facilities	1,955	1,955
	5,471	5,471

For the contractual maturities of financial contract liability as at December 31, 2014, see note 12 to the 2014 consolidated financial statements for details.

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

(i)      Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2014 and 2013.

The Company was exposed to the following foreign currency risk at December 31:

(CA$ thousands)	2014	2013
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,128	376
Accounts receivable	25	421
Accounts payable and accrued liabilities	(109)	(1,613)
Balance sheet exposure	1,044	(816)

The following foreign exchange rates applied for the year ended and as at December 31:

	2014	2013
December 31, reporting date rate	1.1601	1.0636
YTD average USD to CAD	1.1048	1.0301

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $104,000 at December 31, 2014 (2013 - $82,000 increase of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)     Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2014, the Company was exposed to interest rate fluctuations on its bank credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2014 would have increased or decreased net loss by $25,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2014 and 2013.

(iii)    Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2014 would have decreased or increased net loss by $72,000. The Company had no commodity contracts in place at December 31, 2014.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2014, the Company was in default of the covenant for its bank credit facility.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2014.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.-C.

Not applicable.

D.             American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D.

None.

E.             Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.             Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2014, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.             Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2014 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

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

During the fiscal year ended December 31, 2014, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2014 and December 31, 2013. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2014	Year ended December 31, 2013
	$	$
Audit Services (1)	160,730	201,762
Audit Related Services (2)	19,500	29,700
Tax Services (3)	9,200	8,500
All Other Fees (4)	12,959	16,235

NOTES:

(1)

Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2014 and 2013, the services provided in this category included consultation on accounting and audit-related matters and review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2014 and 2013, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2014 and 2013, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2014.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2014.

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

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants, dated March 4, 2015

Consolidated Balance Sheets at December 31, 2014 and 2013

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2014, 2013 and 2012.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2014, 2013 and 2012.

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2014 and 2013

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2014, 2013 and 2012.	F-1 - F-38

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2014 and 2013

EXHIBIT
NUMBER	DESCRIPTION

1.1	Articles (1)

1.2	Notice of Articles (1)

1.3	Certificate of Continuation (1)

1.4	Notice of Alteration (1)

1.5	Certificate of Name Change (1)

1.6	Amendment to Articles to Include Special Rights (1)

4.1	Participation Agreement between the Registrant, Retamco Operating, Inc. and Brownstone Ventures (US) dated July 14, 2006(3)

4.2	Purchase and Sale Agreement between the Registrant, Retamco Operating, Inc., and Brownstone Ventures (US) Inc. dated June 17, 2008 (4)

4.3	Loan Agreement between DEAL and HEC dated May 15, 2008 (5)

4.4	Loan Agreement between the Company and HEC dated August 11, 2008 (5)

4.5	Loan Agreement between the Company and HEC dated June 22, 2009 (5)

4.6	Loan Agreement between the Company and Brownstone Ventures (US) Inc. dated June 22, 2009 (5)

4.7	Purchase and Sale Agreement between the Registrant and Pengrowth Corporation dated April 17, 2009 (5)

4.8	Purchase and Sale Agreement between the Registrant and John James Robinson dated June 10, 2009 (5)

4.9	Purchase and Sale Agreement between the Registrant and C.U. YourOilRig Corp. dated June 15, 2009 (5)

4.10	Purchase and Sale Agreement between the Registrant and Woodrush Energy Partners LLC dated July 8, 2009 (5)

4.11	Purchase and Sale Agreement between the Registrant and RockBridge Energy Inc. dated July 31, 2009 (5)

4.12	Purchase and Sale Agreement between the Registrant and HEC dated December 31, 2009 (5)

4.13	Loan Agreement between the Registrant and Toscana Capital Corporation dated February 19, 2010 (6)

4.14	Amended Loan Agreement between the Registrant and Toscana Capital Corporation dated September 1, 2010 (6)

4.15	Credit Facility Agreement between DEAL and Canadian Western Bank dated August 3, 2011 (7)

4.16	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 29, 2011 (7)

4.17	Option Plan (1)

4.18	Option Plan (Sub-Plan) (1)

4.19	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated May 11, 2012 (7)

4.20	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated October 3, 2012 (7)

EXHIBIT
NUMBER	DESCRIPTION

4.21	Financial Contract with Bakken Drilling Fund III, LP dated December 31, 2012 (7)

4.22	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated March 25, 2013 (7)

4.23	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated June 5, 2013 (7)

4.24	Commitment Letter between the Registrant and Invico Performance Yield Fund Limited Partnership dated June 11, 2013 (7)

4.25	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated September 10, 2013 (7)

4.26	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated December 16, 2013 (7)

4.27	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated February 18, 2014 (7)

4.28	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated June 16, 2014 (7)

4.29	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated June 5, 2014 (7)

4.30	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated June 27, 2014 (7)

4.31	Purchase and Sale Agreement – Drake/Woodrush area, British Columbia dated July 3, 2014 (7)

4.32	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated July 29, 2014 (7)

4.33	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated November 24, 2014 (7)

4.34	Loan Agreement between the Company and HEC dated March 12, 2015 (7)

4.35	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated March 16, 2015 (7)

8.1	List of Subsidiaries (7)

12.1	Certification of CEO Pursuant to Rule 13a-14(a)*

12.2	Certification of CFO Pursuant to Rule 13a-14(a)*

13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*

13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*

15.1	Consent of BDO Canada LLP*

15.2	Consent Letter from GLJ Petroleum Consultants*

15.3	Consent Letter from Gustavson Associates*

99.1	Third Party Report on Reserves Prepared by GLJ Petroleum Consultants, Effective December 31, 2014*

99.2	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, Prepared by Gustavson Associates, Effective January 1, 2015*

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed July 14, 2006.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F/A amendment no. 2, filed December 7, 2007.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2009.
(5)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2010.
(6)	Incorporated by reference to the Registrant’s annual report on Form 20-F, filed on June 30, 2011.
(7)	Previously Filed.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DEJOUR Energy Inc.

Dated:	April 21, 2015	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2014

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
620, 903 - 8th Avenue SW
Calgary AB T2P 0P7 Canada

Report of Independent Registered Chartered Accountants

To the Shareholders of Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(CA$ thousands)	Notes	2014	2013
		$	$
ASSETS
Current
Cash and cash equivalents		1,215	505
Accounts receivable		605	831
Prepaids and deposits		141	49
Current Assets		1,961	1,385
Non-current
Deposits		297	447
Exploration and evaluation assets	5	3,107	3,281
Property and equipment	6	17,909	20,386
Total Assets		23,274	25,499

LIABILITIES
Current
Bank credit facility	8	1,955	2,900
Loan facility	10	-	2,911
Accounts payable and accrued liabilities		3,515	2,623
Warrant liability	9	755	324
Derivative liability	10	216	287
Current portion of financial contract liability		-	1,248
Current Liabilities		6,441	10,293
Non-current
Decommissioning liability	11	3,709	1,212
Other liabilities		-	22
Financial contract liability	12	2,739	4,873
Total Liabilities		12,889	16,400
SHAREHOLDERS' EQUITY
Share capital	13	97,132	90,274
Contributed surplus		9,674	9,150
Deficit		(98,042)	(90,839)
Accumulated other comprehensive income (loss)		1,621	514
Total Shareholders' Equity		10,385	9,099
Total Liabilities and Shareholders' Equity		23,274	25,499

Approved on behalf of the Board:

"signed Robert Hodgkinson"	"signed Craig Sturrock"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Expressed in Canadian Dollars)

		Year ended December 31
(CA$ thousands, except per share amounts)	Notes	2014	2013	2012
		$	$	$
REVENUES
Gross revenues		9,049	9,317	6,882
Royalties		(1,488)	(1,811)	(1,116)
Total Revenues, net of royalties	20	7,561	7,506	5,766

EXPENSES
Operating and transportation		4,099	3,398	3,793
General and administrative		3,493	3,384	3,525
Financing expenses		1,168	1,182	587
Stock based compensation		1,270	348	866
Foreign exchange loss		286	505	190
Loss on settlement of loan facility	10	388	-	-
(Gain) loss on disposal of E&E assets	5	318	185	(299)
(Gain) loss on disposal of property and equipment	6	(1,909)	107	-
Amortization, depletion and impairment losses	7	6,515	3,630	10,676
Change in fair value of warrant liability	9	78	(1,101)	(1,842)
Change in fair value of derivative liability	10	-	(264)	-
Gain on financial contract liability	12	(918)	(1,268)	-
Total Expenses		14,788	10,106	17,496

Loss before other items		(7,227)	(2,600)	(11,730)
Financial instrument loss		-	-	(55)
Other income		24	23	33

Loss for the year		(7,203)	(2,577)	(11,752)

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss: Foreign currency translation adjustment		1,107	1,082	(175)

Comprehensive loss		(6,096)	(1,495)	(11,927)

Loss per common share - basic and diluted	15	(0.04)	(0.02)	(0.08)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(CA$ thousands, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2014		148,916,374	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs	13	13,000,000	1,920				1,920
Shares issued via acquisition of property, net of issuance costs	13	9,600,000	1,890				1,890
Issue of shares on exercise of options and warrants	13	10,885,765	2,232				2,232
Derivative liability reallocated on exercise of warrants	13		70				70
Contributed surplus reallocated on exercise of options	13		746	(746)			-
Stock-based compensation				1,270			1,270
Loss					(7,203)		(7,203)
Foreign currency translation adjustment						1,107	1,107
Balance as at December 31, 2014		182,402,139	97,132	9,674	(98,042)	1,621	10,385

Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation				348			348
Net loss					(2,577)		(2,577)
Foreign currency translation adjustment						1,082	1,082
Balance as at December 31, 2013		148,916,374	90,274	9,150	(90,839)	514	9,099

Balance as at January 1, 2012		126,892,386	85,076	8,134	(76,510)	(393)	16,307
Shares issued via private placements, net of issuance costs	13	18,130,305	3,248				3,248
Issue of shares on exercise of warrants and options	13	3,893,683	1,466				1,466
Warrant liability reallocated on exercise of warrants	13		286				286
Contributed surplus reallocated on exercise of options	13		198	(198)			-
Stock-based compensation				866			866
Net loss					(11,752)		(11,752)
Foreign currency translation adjustment						(175)	(175)
Balance as at December 31, 2012		148,916,374	90,274	8,802	(88,262)	(568)	10,246

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(CA$ thousands)	Notes	2014	2013	2012
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(7,203)	(2,577)	(11,752)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		6,515	3,630	10,676
Stock based compensation		1,270	348	866
Non-cash financing expenses		1,010	1,012	53
Non-cash foreign exchange on financial contract liability		371	462	-
Loss on settlement of decommissioning liability		-	-	92
Loss on settlement of loan facility		388
(Gain) loss on disposal of E&E assets		318	185	(299)
(Gain) loss on disposal of property and equipment		(1,909)	107	-
Change in fair value of derivative liability		-	(264)	-
Change in fair value of warrant liability		78	(1,101)	(1,842)
Amortization of deferred leasehold inducement		(20)	(12)	(12)
Gain on financial contract liability		(918)	(1,268)	-
Changes in operating working capital	15	(481)	440	(1,009)
Total Cash Flows from (used in) Operating Activities		(581)	962	(3,227)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		150	(55)	12
E&E expenditures		(120)	(249)	(448)
Additions to property and equipment		(3,714)	(1,792)	(4,037)
Proceeds from sale of E&E assets	5	412	284	353
Proceeds from sale of property and equipment	6	4,136	477	2
Changes in investing working capital	15	1,507	(76)	(583)
Total Cash Flows from (used in) Investing Activities		2,371	(1,411)	(4,701)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(945)	(3,057)	410
Advance (repayment) of loan facility	10	(3,820)	2,971	-
Advance (repayment) of financial contract liability		(772)	(468)	-
Shares issued on exercise of warrants and options	13	2,232	-	1,466
Shares issued for cash, net of share issue costs	13	2,225	-	4,556
Changes in financing working capital	15	-	-	516
Total Cash Flows from (used in) Financing Activities		(1,080)	(554)	6,948

CHANGE IN CASH AND CASH EQUIVALENTS		710	(1,003)	(980)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		505	1,508	2,488

CASH AND CASH EQUIVALENTS, END OF YEAR		1,215	505	1,508

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
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

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 4, 2015.

NOTE 2 – BASIS OF PRESENTATION

(a)	Basis of presentation

The consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretations Committee (“IFRIC”). A summary of the Company’s significant accounting policies under IFRS is presented in note 3.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $4.5 million, which includes a Credit Facility in DEAL of $1.9 million, and accumulated deficit of $98.0 million. Excluding the non-cash warrant liability of $0.8 million and the non-cash derivative liability of $0.2 million, the adjusted working capital deficiency was $3.5 million.

On November 24, 2014, DEAL renewed the Credit Facility. Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding current portion of outstanding balances under the Facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

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

(c) Basis of measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for certain financial liabilities are measured at fair value, as explained in the accounting policies in note 3.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
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

The financial statements of entities within the consolidated group that have a functional currency different from that of the Company (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive loss as cumulative translation differences.

When the Company disposes of its entire interests in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive loss related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

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
For the Year Ended December 31, 2014, 2013 and 2012
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
For the Year Ended December 31, 2014, 2013 and 2012
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
For the Year Ended December 31, 2014, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Resource properties (continued)

Jointly controlled assets and operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output of the joint arrangement would be classified as a joint operation and accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2014, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 54% to 99% (December 31, 2013 – 75%).

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Share based payments (continued)

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
For the Year Ended December 31, 2014, 2013 and 2012
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

The Company has derivative financial instruments in the form of warrants issued in US dollars, or with certain adjustment provisions, and contracts entered into to manage its exposure to volatility in commodity prices. Commodity contracts are not used for trading or other speculative purposes. Such derivative financial instruments are initially recognized at fair value at the date at which the derivatives are issued and are subsequently re-measured at fair value. These derivatives do not qualify for hedge accounting and changes in fair value are recognized immediately in profit and loss.

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
For the Year Ended December 31, 2014, 2013 and 2012
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
For the Year Ended December 31, 2014, 2013 and 2012
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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Changes in accounting policies

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2014. These changes are made in accordance with the applicable transitional provisions.

IAS 36, Impairment of Assets was amended in May 2013. This standard reduces the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarifies the disclosures required when an impairment loss has been recognized or reversed in the period. The adoption of the standard only resulted in certain disclosures being updated on the Company’s consolidated financial statements.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 was applied by the Company on January 1, 2014 and the adoption does not have any impact on the Company’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." The adoption of the standard does not have any impact on the Company’s consolidated financial statements.

The amendments to IAS 32 "Financial Instruments: Presentation" clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the group.

(n)	Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2015 or later periods.

The following new standards, amendments and interpretations, have not been early adopted in these consolidated annual financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IAS 1, “Presentation of Financial Statements”: In December 2014, the IASB issued amendments to IAS 1, clarifying guidance on the concepts of materiality and aggregation of items in the financial statements, the use and presentation of subtotals in the statement of operations and comprehensive income or loss, and providing additional flexibility in the structure and disclosures of the financial statements to enhance understandability. The amendments to IAS 1 may be applied immediately, and become mandatory for annual periods beginning on or after January 1, 2016.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 proposes a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 11, “Joint Arrangements”: In May 2014, the IASB issued amendments to IFRS 11 to address the accounting for acquisitions of interests in joint operations. The amendments address how a joint operator should account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business. IFRS 11, as amended, now requires that such transactions be accounted for using the principles related to business combinations accounting as outlined in IFRS 3, “Business Combinations”. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Future accounting pronouncements (continued)

IFRS 15, “Revenue from Contract with Customers”. The IASB issued the standard to replace IAS 18 which establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for the Company for annual periods beginning on January 1, 2017, with required retrospective application and early adoption permitted.

IAS 16, “Property, Plant and Equipment” and IAS 38, “Intangible Assets”: In May 2014, the IASB issued amendments to IAS 16 and IAS 38 to clarify acceptable methods of depreciation and amortization. The amended IAS 16 eliminates the use of a revenue-based depreciation method for items of property, plant and equipment. Similarly, amendments to IAS 38 eliminate the use of a revenue-based amortization model for intangible assets except in certain specific circumstances. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are discussed below:

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

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period in which the new information becomes available.

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS (continued)

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

Financial contract liability

The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of its working interest in the wellbores at September 30, 2016.

At December 31, 2014, the financial contract liability was adjusted to reflect the present value of the amount outstanding at September 30, 2016, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. In determining the recoverable amount, the key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rate. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2014, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli) – Note 6.

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

DEJOUR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2014, 2013 and 2012
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	533	23	25,463	26,019
Additions	-	10	134	144
Change in decommissioning provision	-	37	-	37
Disposals	(533)	-	(8,930)	(9,463)
Foreign currency translation and other	-	-	1,631	1,631
Balance at December 31, 2013	-	70	18,298	18,368
Additions	-	4	116	120
Change in decommissioning provision	-	192	-	192
Disposals	-	-	(3,758)	(3,758)
Foreign currency translation and other	-	-	1,192	1,192
Balance at December 31, 2014	-	266	15,848	16,114

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2013	(271)	-	(21,858)	(22,129)
Impairment losses	(132)	-	(415)	(547)
Disposals	403	-	8,557	8,960
Foreign currency translation and other	-	-	(1,371)	(1,371)
Balance at December 31, 2013	-	-	(15,087)	(15,087)
Impairment losses (Note 7)	-	-	(88)	(88)
Disposals	-	-	3,028	3,028
Foreign currency translation and other	-	-	(860)	(860)
Balance at December 31, 2014	-	-	(13,007)	(13,007)

	Canadian	Canadian Oil	United States
	Uranium	and Gas	Oil and Gas
	Properties	Interests	Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2013	-	70	3,211	3,281
At December 31, 2014	-	266	2,841	3,107

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

United States Exploration and Evaluation Properties

As at December 31, 2014, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2014, the Company sold its working interests in certain oil and gas leases in the areas of Colorado to unrelated third parties for gross proceeds of $412,000 (US$386,000). The loss on the disposal was $318,000.

During the year ended December 31, 2014, the Company capitalized $66,000 (December 31, 2013 – $79,000) of general and administrative costs related to its US oil and gas interests.

The E&E asset impairment is $88,000 and $415,000 for the year ended December 31, 2014 and December 31, 2013, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction, less estimated costs to sell. There was no recoverable amount on expired leases.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	24,700	13,076	314	38,090
Additions	21	2,206	7	2,234
Change in decommissioning provision	(171)	23	-	(148)
Disposals	-	(1,902)	-	(1,902)
Foreign currency translation and other	-	876	4	880
Balance at December 31, 2013	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2013	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion	(2,036)	(493)	(25)	(2,554)
Impairment losses	(529)	-	-	(529)
Disposals	-	1,318	-	1,318
Foreign currency translation and other	-	(55)	(2)	(57)
Balance at December 31, 2013	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion (Note 7)	(2,447)	(402)	(18)	(2,867)
Impairment losses (Note 7)	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)

		Canadian Oil		United States
		and Gas		Oil and Gas		Corporate and
		Interests		Interests		Other Assets		Total
	$		$		$		$
Carrying amounts:
At December 31, 2013		7,217		13,122		47		20,386
At December 31, 2014		8,841		9,038		30		17,909

Canadian Oil and Gas Interests

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 2,000,000 common shares included in the above.

In March 2014, the Company paid $626,000 cash to purchase certain natural gas producing assets and related processing facilities adjacent to its existing Woodrush oilfield at Ft. St. John, British Columbia. The assets acquired included a 54% working interest in a Halfway formation well, a 74% working interest in 2 shut-in natural gas wells, a 96.8% working interest in a Sour Processing Facility, and an additional 9,600 net acres (44% developed). The properties so acquired have a fair value of $2,146,000, applying a 10% discount factor to expected future net cash flows. The Company also assumed related decommissioning liabilities of $1,520,000, applying a weighted average discount rate of 2.04% and an inflation rate of 2%.

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2014 included estimated future development costs of $683,000 (December 31, 2013 - $899,000; December 31, 2012 - $Nil) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2014, the Company capitalized $138,000 (December 31, 2013 – $nil) of general and administrative costs related to its Canadian oil and gas interests.

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

In light of the significant decline in oil benchmark prices during late 2014 and continued softening in natural gas prices, impairment tests were conducted at December 31, 2014 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell.

In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)

Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)

Crude oil and natural gas prices – Forward price estimates of the crude oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is 10.7% post tax.

Below are the following forward commodity price estimates used in the December 31, 2014 impairment test:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2015	3.31	69.24	64.71
2016	3.77	85.60	80.00
2017	4.02	91.71	85.71
2018	4.27	97.83	91.43
2019	4.53	103.94	97.14
2020	4.78	110.06	102.86
2021	5.03	113.62	106.18
2022	5.28	115.89	108.31
2023	5.53	118.20	110.47
2024	5.71	120.56	112.67
Each benchmark price increased on average approximately 2% from 2014 and thereafter

For the year ended December 31, 2014, the Company recorded an impairment of $3,560,000 (December 31, 2013 - $529,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

United States Oil and Gas Interests

On June 30, 2014, the Company closed the sale of 65% of its working interest in the initial four wells drilled in 2013 at its Kokopelli project in Colorado, together with certain related production facilities, for $4,136,000 (US$3,876,000) cash and a 25% carried working interest in a US$16.0 million drilling and completion program planned for 2014 to be funded 100% by the Purchaser of the assets. The Company assigned a value of $4,377,000 (US$4,099,000) to the value of the carried interest based on the price paid by the Purchaser for the undrilled petroleum and natural gas rights at Kokopelli. The sales transaction resulted in gross proceeds on disposition of $8,513,000 and a gain on sale of assets of $6,822,000 (US$6,394,000) for the period. The sales transaction resulted in the de-recognition of certain oil and gas assets, along with an adjustment to the financial contract liability. The net gain on this transaction was $1.9 million.

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2014 included estimated future development costs of $95.0 million (December 31, 2013 - $258.8 million; December 31, 2012 - $326.9 million) associated with the development of proved undeveloped reserves.

During the year ended December 31, 2014, the Company capitalized $198,000 (December 31, 2013 – $520,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2014 and December 31, 2013, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. As a result, there were no indicators of any impairment or related recovery. No impairment was recognized on any of the CGUs at December 31, 2014 and December 31, 2013.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2014	2013	2012
	$	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	88	547	1,506

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,867	2,554	2,766
Impairment losses (Note 6)	3,560	529	6,404
	6,515	3,630	10,676

NOTE 8 – BANK CREDIT FACILITY

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with the Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month, each through November 1, 2014. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.2 million. The Bank is currently conducting its annual review of the Company's Canadian oil and gas reserves for loan purposes.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2014, DEAL was in default of its working capital ratio covenant with a 0.56 to 1 ratio.

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

	#	$

Balance at January 1, 2012	10,119,584	2,245
Granted, investor warrants	13,597,729	1,308
Exercise of warrants – value reallocation	(2,419,584)	(286)
Change in fair value	-	(1,842)
Balance at December 31, 2012	21,297,729	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	21,297,729	324
Granted, investor warrants	6,000,000	355
Warrants expired	(7,700,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	19,597,729	755

During the year ended December 31, 2014, 7,700,000 US$0.40 warrants expired unexercised. During the year ended December 31, 2014, none of the US$ warrants were exercised (December 31, 2013 – Nil; December 31, 2012 – 2,419,584).

As described in Note 13, in August 2014, the Company issued 6,000,000 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.35 until December 31, 2015. The fair value of these warrants was estimated using the Hull-White Trinomial option pricing model under the following inputs:

		December 31,		August 15,
As at		2014		2014

Exercise price	US$	0.35	US$	0.35
Share price	US$	0.18	US$	0.26
Expected volatility		67%		79%
Expected life		1.00 years		1.38 years
Dividends		0.0%		0.0%
Risk-free interest rate		0.3%		0.2%

NOTE 10 – LOAN FACILITY

On June 30, 2014, the Company paid $3,563,000 to settle its outstanding loan facility of $3.5 million plus accrued interest of $63,000 to the Lender, resulting in a loss on debt settlement of $388,000. With the payment, all outstanding debt obligations are extinguished and the Lender has released and discharged the collateral security taken in respect of the loan facility. For the year ended December 31, 2014, the Company paid $256,000 in interest to the Lender (December 31, 2013 - $238,000).

An embedded derivative liability in the amount of $216,000 related to 6,591,667 incentive share purchase warrants attached to the original $3.5 million loan facility remains outstanding at December 31, 2014. During the year ended December 31, 2014, 700,000 warrants were exercised and a liability in the amount of $70,000 (note 13) was reallocated as share capital.

The derivative liability is carried at fair value through profit and loss and the instrument is re-measured at each reporting date using an option pricing model. For the year ended December 31, 2014, the Company recorded no gain or loss on the derivative liability (year ended December 31, 2013 - $264,000 gain). The following key inputs to obtain the valuation:

NOTE 10 – LOAN FACILITY (continued)

As at	December 31, 2014	December 31, 2013	June 18, 2013
Exercise price	$0.24	$0.24	$0.24
Share price	$0.21	$0.15	$0.20
Expected volatility	69%	84%	79%
Expected life	0.6 year	1.5 years	2 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.0%	1.1%	1.1%

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2013	1,308	121	1,429
Change in estimated future cash flows	(134)	23	(111)
Disposals	-	(35)	(35)
Actual costs incurred and other	(112)	8	(104)
Unwinding of discount	30	3	33
Balance at December 31, 2013	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709

(1)	relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

As at December 31, 2013:
Discount rate	2.55%	2.72%
Inflation rate	2.00%	2.00%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed in production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($5,519,000), net of the present value of the residual reserves ($2,780,000), or $2,739,000, as follows:

$
Loan advance at December 31, 2012 (US$6,500)	6,467
Loan advance during the year (US$417)	443
Accretion expense (US$471)	486
Foreign exchange loss	461
7,857
Less:
(a) Net operating income (US$441 paid in 2013)	(468)
(b) Gain on financial contract liability (US$1,192)	(1,268)
Balance at December 31, 2013 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net Operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

		$ value of
	# of shares	shares
Balance at January 1, 2012	126,892,386	85,076
Issue of shares on exercise of warrants and options	3,893,683	1,466
Warrant liability reallocated on exercise of warrants	-	286
Contributed surplus reallocated on exercise of options	-	198
Shares issued via private placements, net of issuance costs	18,130,305	3,248
Balance at December 31, 2012 and 2013	148,916,374	90,274
Issue of shares on exercise of warrants and options	10,885,765	2,232
Warrant liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	9,600,000	1,890
Shares issued via private placements, net of issuance costs	13,000,000	1,920
Balance at December 31, 2014	182,402,139	97,132

During the year ended December 31, 2014, the Company completed the following:

On August 14, 2014, the Company completed a private placement of 6,000,000 units at US$0.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $64,000. The grant date fair value of the warrants, estimated to be $355,000, has been recognized as a derivative financial liability (Note 9). Issue costs of $14,000 related to the warrants were expensed. If at any time prior to April 14, 2015, the Company issues any common shares at a price that is less than US$0.25, then as long as the subscribers to the August 14, 2014 private placement hold any shares, the Company will issue to the subscribers, at no additional cost, that number of shares as is determined by the following formula:

Number of additional shares	=	(US$0.25 – New Subscription Price (in US$))	x	Number of shares held by the subscriber prior to the issuance
New Subscription Price (in US$)

The Company considers the protection feature to have a nil value at initial recognition and year-end because of the zero probability of any equity financing taking place prior to April 14, 2015.

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 9,600,000 common shares at a price of $0.202 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $49,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 2,000,000 common shares.

In January 2014, the Company completed a private placement of 7,000,000 common shares at $0.11 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 900,000 common shares of this offering.

NOTE 13 – SHARE CAPITAL (continued)

During the year ended December 31, 2014, 10,185,765 stock options were exercised with an average exercise price of $0.20 each. Directors and Officers of the Company exercised 6,858,008 stock options with an average exercise price of $0.20 each.

During the year ended December 31, 2012, the Company completed the following:

In June 2012, the Company completed a private placement of 18,130,305 units at US$0.26 per unit. Each unit consists of one common share and 3/4 of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.40 per common share beginning 6 months from the date of issuance until June 4, 2017. Gross proceeds raised were $4,909,000 (US$4,714,000). In connection with this private placement, the Company paid finders’ fees of $295,000 (US$283,000) and other related costs of $187,000. The grant date fair value of the warrants, estimated to be $1,308,000, has been recognized as a derivative financial liability (Note 9). Issue costs of $129,000 related to the warrants were expensed.

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

The following table summarizes information about outstanding stock option transactions:

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2012	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 13)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42
Balance at December 31, 2012	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(1,598,125)	0.30
Balance at December 31, 2013	10,622,501	0.20
Options granted	16,989,006	0.25
Options exercised (Note 13)	(10,185,765)	0.20
Options forfeited	(2,554,141)	0.20
Options expired	(170,000)	0.20
Balance at December 31, 2014	14,701,601	0.25

Details of the outstanding and exercisable stock options as at December 31, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	556,250	0.18	1.26	37,500	0.18	1.26
$0.20	2,981,250	0.20	3.85	1,143,750	0.20	3.48
$0.25	300,000	0.25	2.83	43,750	0.25	2.78
$0.26	8,295,400	0.26	2.27	2,370,114	0.26	2.27
$0.29	3,068,701	0.29	2.63	767,176	0.29	2.63
	14,701,601	0.25	2.68	4,362,290	0.25	2.65

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2014	2013	2012

Fair value at grant date	$0.12	$0.07	$0.08
Exercise price	$0.25	$0.18	$0.25
Share price	$0.25	$0.18	$0.25
Expected volatility	84.51%	81.18%	82.70%
Expected option life	2.23 years	1.42 years	1.59 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.09%	1.01%	1.12%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.07% (2013 – 6.48% and 2012 – 5.90%) is used when recording stock based compensation.

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2012	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised	(2,968,683)	0.37
Balance at December 31, 2012	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at December 31, 2013	36,344,303	0.40
Warrants granted	6,000,000	0.41
Warrants exercised	(700,000)	0.24
Warrants expired	(11,812,051)	0.49
Balance at December 31, 2014	29,832,252	0.40

Details of the outstanding and exercisable warrants as at December 31, 2014 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	6,591,667	0.24	0.56	6,591,667	0.24	0.56
$0.40	3,642,856	0.40	0.88	3,642,856	0.40	0.88
$0.35 US	6,000,000	0.41	1.00	6,000,000	0.41	1.00
$0.40 US	13,597,729	0.46	2.43	13,597,729	0.46	2.43
	29,832,252	0.40	1.54	29,832,252	0.40	1.54

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

During the year ended December 31, 2014, 96,900 US$0.46 warrants and 7,700,000 US$0.40 warrants expired unexercised.

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)	Changes in working capital consisted of the following:

	Year ended December 31
	2014	2013	2012
	$	$	$
Changes in working capital:
Accounts receivable	226	(282)	338
Share subscription receivable	-	-	516
Prepaids and deposits	(92)	43	9
Accounts payable and accrued liabilities	892	604	(1,939)
	1,026	365	(1,076)

Comprised of:
Operating activities	(481)	441	(1,009)
Investing activities	1,507	(76)	(583)
Financing activities	-	-	516
	1,026	365	(1,076)

Other cash flow information:
Cash paid for interest	138	176	234
Income taxes paid	-	-	-

(b)	Per share amounts:

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

	Year ended December 31,
	2014	2013	2012
Weighted average common shares outstanding
Basic	177,124,094	148,916,374	141,056,211
Diluted	177,124,094	148,916,374	141,056,211

(c)	The Company had the following non-cash transaction:

	Year ended December 31,
	2014	2013	2012
	$	$	$
Non-cash financing for acquisition of property and equipment (note 6)	3,440	-	-
Non-cash financing for drilling operations of property and equipment (note 12)	-	443	6,467

NOTE 16 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $1,092,000 (2013 - $1,173,000 and 2012 - $1,194,000) and non-cash stock-based compensation of $823,000 (2013 - $302,000 and 2012 - $412,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2014 is $200,000 (December 31, 2013 - $Nil and December 31, 2012 - $Nil) owing to the two officers of the Company. The repayment is subject to the availability of cash after all other key obligations of the Company are met.

(b)	Included in interest and other income is $15,000 (2013 - $21,200 and 2012 - $30,000) received from the companies controlled by officers of the Company for rental income.

(c)

In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Effective July 3, 2014, HEC ceased to be the working interest partner in the Woodrush property and sold its 5% working interest to the Company for 2,000,000 common shares.

NOTE 17 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2014	2013	2012
	$	$	$
Loss before income taxes	(7,203)	(2,577)	(11,752)
Corporate tax rate	25.50%	25.21%	28.48%

Expected tax recovery	(1,837)	(649)	(3,347)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	122	(352)	475
Impact of foreign exchange rate changes	(792)	(452)	259
Change in unrecognized deferred tax assets	4,224	2,251	2,799
Stock based compensation and share issue costs	(187)	(197)	(197)
Non taxable/deductible amounts	(1,530)	(601)	(121)
Other adjustments	-	-	132
Deferred income tax recovery	-	-	-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2014	2013	2012
	$	$	$
Deferred income tax assets
Non-capital losses available	23,039	20,026	11,290
Capital losses available	1,072	1,072	1,030
Resource tax pools in excess of net book value	3,062	2,495	8,928
Share issue costs and other	797	153	247
Unrecognized deferred tax assets	27,970	23,746	21,495

NOTE 17 – INCOME TAXES

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2014	2013	2012
	$	$	$
Canada:
Exploration and development expenditures	17,927	15,050	17,218
Unamortized share issue costs	648	858	988
Capital losses	8,242	8,242	8,242
Non-capital losses	28,846	24,918	22,762
	55,663	49,068	49,210

United States:
Exploration and development expenditures	11,697	17,039	33,287
Undeducted expenses	1,685	-	-
Non-capital losses	38,949	36,112	15,324
	52,331	53,151	48,611

Total	107,994	102,219	97,821

The exploration and development expenditures at December 31, 2014 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2015	1,729	-	1,729
2026	-	2,341	2,341
2027	4,152	3,120	7,272
2028	4,674	234	4,908
2029	3,373	3,021	6,394
2030	2,070	2,566	4,636
2031	2,407	2,584	4,991
2032	4,357	7,034	11,391
2033	2,156	14,994	17,150
2034	3,928	3,055	6,983
	28,846	38,949	67,795

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 18 – COMMITMENTS

The Company has entered into lease agreements on office premises for its various locations. Future minimum annual lease payments under the leases are as follows:

$
2015	130
2016	49
179

NOTE 19 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2014	2013	2012
	$	$	$
Salaries, benefits and fees	1,092	1,173	1,194
Non-cash stock-based compensation	823	302	412
	1,915	1,475	1,606
Capitalized portion of salaries and fees	(127)	(251)	(193)
	1,788	1,224	1,413

NOTE 20 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

		Canada			United States			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$	$	$	$
Year ended December 31
Revenues	5,952	6,039	5,766	1,609	1,467	-	7,561	7,506	5,766
Segmented income (loss)	(8,259)	(1,552)	(8,361)	1,056	(1,025)	(3,390)	(7,203)	(2,577)	(11,752)
Amortization, depletion and
impairment losses	6,020	2,714	7,927	495	916	2,749	6,515	3,630	10,676
Interest expense	659	669	233	429	486	1	1,088	1,155	234
Total capital expenditures	6,915	37	1,423	366	2,341	9,389	7,281	2,378	10,812

NOTE 21 – DETERMINATION OF FAIR VALUES

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

NOTE 21 – DETERMINATION OF FAIR VALUES (continued)

At December 31, 2014 and December 31, 2013, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint venture partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2014 and 2013, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2014, the Company’s receivables consist of $57,000 (2013 - $4,000) from joint interest partners, $409,000 (2013 - $760,000) from oil and natural gas marketers and $139,000 (2013 - $67,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2014, $Nil (2013 - $Nil) of accounts receivable are past due.

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

To mitigate the liquidity risk, the Company closely monitors its credit facility, production level and capital expenditures to ensure that it has adequate liquidity to satisfy its financial obligations. At December 31, 2014, the Company was in default of its working capital ratio covenant on its credit facility, refer to Note 2.

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b)	Liquidity Risk (continued)

The following are the contractual maturities of financial liabilities as at December 31, 2014:

	Carrying amount	2015
	$	$
Accounts payable and accrued liabilities	3,516	3,516
Bank credit facilities	1,955	1,955
	5,471	5,471

For the contractual maturities of financial contract liability as at December 31, 2014, see note 12 for details.

(c)	Market Risk

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2014 and 2013.

The Company was exposed to the following foreign currency risk at December 31:

	2014	2013
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1,128	376
Accounts receivable	25	421
Accounts payable and accrued liabilities	(109)	(1,613)
Balance sheet exposure	1,044	(816)

The following foreign exchange rates applied for the year ended and as at December 31:

	2014	2013
December 31, reporting date rate	1.1601	1.0636
YTD average USD to CAD	1.1048	1.0301

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $104,000 at December 31, 2014 (2013 - $82,000 increase of net loss and 2012 - $19,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

NOTE 22 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2014, the Company was exposed to interest rate fluctuations on its bank credit facility which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2014 would have increased or decreased net loss by $25,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2014 and 2013.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2014 would have decreased or increased net loss by $72,000. The Company had no commodity contracts in place at December 31, 2014.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2014, the Company was in default of the covenant for its bank credit facility (Note 8).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2014.

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

The Company’s 2014, 2013 and 2012 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2014. The conversion rate used per Bank of Canada is 1.1601.

(a)	Net proved oil and gas reserves

As at December 31, 2014, the Company’s oil and gas reserves are located in both Canada and the United States.

GLJ Petroleum Consultants (“GLJ”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Oil and Gas Properties, Dejour Energy (Alberta) Ltd.”, is dated January 27, 2015 and has an effective date of December 31, 2014.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated February 17, 2015 and has an effective date of January 1, 2015.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2014

Net Proved Developed and Proved Undeveloped Reserve s
		Canada				United States					Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2013	114	2	466	194	590	3,596	86,611	18,621	114	590	3,598	87,077	18,815
Extensions	22	1	385	87	-	-	-	-	22	-	1	385	87
Technical Revisions	32	-	60	42	(1)	3	33	8	32	(1)	3	93	50
Acquisitions	44	2	774	175	-	-	-	-	44	-	2	774	175
Dispositions	-	-	-	-	(381)	(1,839)	(56,318)	(11,606)	-	(381)	(1,839)	(56,318)	(11,606)
Economic Factors	-	-	-	-	-	-	23	4	-	-	-	23	4
Production	(57)	(2)	(250)	(101)	(1)	(1)	(26)	(6)	(57)	(1)	(3)	(276)	(107)
December 31, 2014	155	3	1,435	397	207	1,759	30,323	7,021	155	207	1,762	31,758	7,418

Developed Producing	128	2	822	267	1	8	136	32	128	1	10	958	299
Developed Non-producing	27	1	613	130	12	101	1,738	403	27	12	102	2,351	533
Undeveloped	-	-	-	-	194	1,650	28,449	6,586	-	194	1,650	28,449	6,586
Total	155	3	1,435	397	207	1,759	30,323	7,021	155	207	1,762	31,758	7,418

(1) Canada – Increase in Total Proved Oil Reserves of 41 Mbbls and Natural Gas Reserves of 969 MMcf:

During the year ended December 31, 2014, the Company acquired an additional 24% working interest in its northeastern British Columbia properties and increased total proved oil and natural gas reserves by 41 Mbbls and 969 MMcf respectively.

(2) United States – Decrease in Total Proved Natural Gas Liquids Reserves of 1,837 Mbbls and Natural Gas Reserves of 56,288 MMcf:

During the year ended December 31, 2014, the Company sold 65% of its working interest at Kokopelli in Colorado, resulting in a reduction of its total proved natural gas and natural gas liquids by 56,288 MMcf and 1,837 Mbbls, respectively.

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2013

Ne t P rove d De ve lope d and P rove d Unde ve lope d Re s e rve s
		Canada				Unite d S tate s					Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2012	243	2	165	272	340	4,458	40,938	11,621	243	340	4,460	41,103	11,893
Extensions	-	-	-	-	283	1,726	41,571	8,938	-	283	1,726	41,571	8,938
Technical Revisions	(56)	2	551	38	(36)	(2,608)	3,974	(1,982)	(56)	(36)	(2,606)	4,525	(1,944)
Dispositions	-	-	-	-	-	(11)	(109)	(29)	-	-	(11)	(109)	(29)
Economic Factors	-	-	-	-	4	33	302	87	-	4	33	302	87
Production	(73)	(2)	(250)	(117)	(1)	(2)	(65)	(14)	(73)	(1)	(4)	(315)	(131)
December 31, 2013	114	2	466	194	590	3,596	86,611	18,621	114	590	3,598	87,077	18,814

Developed Producing	114	2	466	194	3	15	367	79	114	3	17	833	273
Developed Non-producing	-	-	-	-	-	-	-	-	-	-	-	-	-
Undeveloped	-	-	-	-	587	3,581	86,243	18,542	-	587	3,581	86,243	18,542
Total	114	2	466	194	590	3,596	86,610	18,621	114	590	3,598	87,076	18,815

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

(b)	Capitalized Costs

	December 31,	December 31,	December 31,
(CA$ thousands)	2014	2013	2012
	$	$	$
Canada
Proved oil and gas properties	32,181	24,550	24,700
Unproved oil and gas properties	266	70	23
Total capital costs	32,447	24,620	24,723
Accumulated depletion and depreciation	(13,040)	(10,593)	(8,557)
Accumulated Impairment	(10,300)	(6,740)	(6,211)
Net capitalized costs	9,107	7,287	9,955

United States
Proved oil and gas properties	9,970	14,279	13,076
Unproved oil and gas properties	15,848	18,298	25,462
Total capital costs	25,818	32,577	38,538
Accumulated depletion and depreciation	(343)	(463)	-
Accumulated Impairment	(13,596)	(15,781)	(23,785)
Net capitalized costs	11,879	16,333	14,753

Total
Proved oil and gas properties	42,151	38,829	37,776
Unproved oil and gas properties	16,114	18,368	25,485
Total capital costs	58,265	57,197	63,261
Accumulated depletion and depreciation	(13,383)	(11,056)	(8,557)
Accumulated Impairment	(23,896)	(22,521)	(29,996)
Net capitalized costs	20,986	23,620	24,708

(c)	Costs Incurred

	December 31,	December 31,	December 31,
(CA$ thousands)	2014	2013	2012
	$	$	$
Canada
Property acquisition costs (1)
Proved oil and gas properties	56	17	14
Unproved oil and gas properties	-	-	1
Exploration costs (2)	4	115	132
Development costs (3)	3,395	4	1,407
Capital Expenditures	3,455	136	1,553

United States
Property acquisition costs (1)
Proved oil and gas properties	4	45	40
Unproved oil and gas properties	43	56	211
Exploration costs (2)	73	79	104
Development costs (3)	246	1,720	2,568
Capital Expenditures	366	1,900	2,923

Total
Property acquisition costs (1)
Proved oil and gas properties	60	62	54
Unproved oil and gas properties	43	56	212
Exploration costs (2)	77	194	236
Development costs (3)	3,641	1,724	3,975
Capital Expenditures	3,821	2,036	4,476

(1) Acquisitions are not net of disposition of properties.
(2) Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled
(3) Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

	For the years ended December 31,
(CA$ thousands)	2014	2013	2012
	$	$	$
Canada
Oil and gas sales, net of royalties	5,952	6,038	5,766
Operating costs and capital taxes	(2,669)	(2,386)	(3,101)
Transportation costs	(443)	(462)	(661)
Depletion, depreciation and accretion	(2,448)	(2,037)	(2,754)
Income taxes (1)	-	-	-
Results of operations	392	1,153	(750)

United States
Oil and gas sales, net of royalties	1,609	1,467	-
Operating costs and capital taxes	(987)	(549)	(31)
Transportation costs	-	-	-
Depletion, depreciation and accretion	(406)	(502)	(13)
Income taxes (1)	-	-	-
Results of operations	216	416	(44)

Total
Oil and gas sales, net of royalties	7,561	7,505	5,766
Operating costs and capital taxes	(3,656)	(2,935)	(3,132)
Transportation costs	(443)	(462)	(661)
Depletion, depreciation and accretion	(2,854)	(2,539)	(2,767)
Income taxes (1)	-	-	-
Results of operations	608	1,569	(794)

(1) Dejour is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2014 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2014 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2014 is presented below:

As at December 31, 2014

(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	20,367	336,157	356,524
Future production, abandon and salvage costs	(11,623)	(106,667)	(118,290)
Future development costs	(485)	(60,480)	(60,965)
Future income taxes	-	(20,133)	(20,133)
Future net cash flows	8,259	148,877	157,136
Less: 10% annual discount factor	(956)	(108,218)	(109,174)

Standardized measure of discounted future net cash flow	7,303	40,659	47,962

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2013 is presented below:

As at December 31, 2013

(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	11,667	694,341	706,008
Future production, abandon and salvage costs	(7,464)	(272,478)	(279,942)
Future development costs	-	(157,139)	(157,139)
Future income taxes	-	(29,123)	(29,123)
Future net cash flows	4,203	235,601	239,804
Less: 10% annual discount factor	(555)	(174,682)	(175,237)

Standardized measure of discounted future net cash flow	3,648	60,919	64,567

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2014 are presented below:

For the Year Ended December 31, 2014

(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2014	3,648	60,919	64,567

Sales and transfers of oil and gas produced, net of production costs	(2,840)	(21)	(2,861)
Net changes in sales and transfer prices, net of production costs and royalties	630	55,858	56,488
Extensions, discoveries, and improved recovery, less estimated costs	-	2,304	2,304
Changes in estimated future development costs	1,575	(38,806)	(37,231)
Sales of reserves in place, less estimated future costs	-	(43,182)	(43,182)
Purchase of reserves in place, less estimated future costs	3,169	-	3,169
Revisions of quantity estimates and timing of estimated production	338	3,990	4,328
Accretion of discount	365	6,644	7,009
Net change in income taxes	-	(4,076)	(4,076)
Other	418	(2,971)	(2,553)

Ending Balance, December 31, 2014	7,303	40,659	47,962

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2013 are presented below:

For the Year Ended December 31, 2013

(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2013	5,630	(157)	5,473

Sales and transfers of oil and gas produced, net of production costs	(3,640)	(213)	(3,853)
Net changes in sales and transfer prices, net of production costs and royalties	(1,238)	113,216	111,978
Extensions, discoveries, and improved recovery, less estimated costs	-	121,937	121,937
Changes in estimated future development costs	(153)	(22,212)	(22,365)
Sales of reserves in place, less estimated future costs	-	(479)	(479)
Revisions of quantity estimates and timing of estimated production	1,040	(22,397)	(21,357)
Accretion of discount	625	(151,557)	(150,932)
Net change in income taxes	1,875	26,728	28,603
Other	(491)	(3,947)	(4,438)

Ending Balance, December 31, 2013	3,648	60,919	64,567