Form 20-F
period 2015-12-31
DXI Energy Inc.
filed 2016-04-21
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE E COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SEC CURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____ to ______

OR

[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-33491

DXI ENERGY INC.
(formerly Dejour Energy Inc.)
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

598 - 999 Canada Place
Vancouver, British Columbiia V6C 3E1
(Address of principal executive offices)

David N. Matheson
598 - 999 Canada Place
Vancouver, British Columbiia V6C 3E1
Tel: (604) 638-5050
Facsimile: (604) 638-5051
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

Common Shares, without par value	NYSE Equities

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
36,509,953 common shares as at December 31, 2015 and April 20, 2016

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
Yes[X]     No [  ]

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [  ]          Item 18 [  ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [  ]     No [X]

TABLE OF CONTENTS

GENERAL INFORMATION	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
CURRENCY AND EXCHANGE RATES	6
ABBREVIATIONS	6
PART I	8
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.	8
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3. KEY INFORMATION	8
ITEM 4. INFORMATION ON THE COMPANY	20
ITEM 4A. UNRESOLVED STAFF COMMENTS	40
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.	50
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	53
ITEM 8. FINANCIAL INFORMATION.	67
ITEM 9. THE OFFER AND LISTING	68
ITEM 10. ADDITIONAL INFORMATION	70
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89
PART II	90
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	90
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	90
ITEM 15. CONTROLS AND PROCEDURES	90
ITEM 16. [RESERVED]	77
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	77
ITEM 16B. CODE OF ETHICS	77
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	78
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	78
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS	79
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	79
ITEM 16G. CORPORATE GOVERNANCE	79
ITEM 16H. MINE SAFETY DISCLOSURE	79
PART III	94
ITEM 17. FINANCIAL STATEMENTS	94
ITEM 18. FINANCIAL STATEMENTS	94
ITEM 19. EXHIBITS	95
SIGNATURES	83

GENERAL INFORMATION

All references in this annual report on Form 20-F to the terms “we”, “our”, “us”, “the Company” and “DXI Energy” refer to DXI Energy Inc.

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

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. The forward-looking statements contained in this annual report on Form 20-F concern, among other things:

•	drilling inventory, drilling plans and timing of drilling, re-completion and tie-in of wells;

•	productive capacity of wells, anticipated or expected production rates and anticipated dates of commencement of production;

•	drilling, completion and facilities costs;

•	results of our various projects;

•	ability to lower cost structure in certain of our projects;

•	our growth expectations;

•	timing of development of undeveloped reserves;

•	the performance and characteristics of the Company’s oil and natural gas properties;

•	oil and natural gas production levels;

•	the quantity of oil and natural gas reserves;

•	capital expenditure programs;

•	supply and demand for oil and natural gas and commodity prices;

•	the impact of federal, provincial, and state governmental regulation on DXI Energy;

•	expected levels of royalty rates, operating costs, general administrative costs, costs of services and other costs and expenses;

•	expectations regarding our ability to raise capital and to continually add to reserves through acquisitions, exploration and development;

•	treatment under governmental regulatory regimes and tax laws; and

•	realization of the anticipated benefits of acquisitions and dispositions.

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

	Canadian Dollars Per One U.S. Dollar
	2015	2014	2013	2012	2011
Average for the period	1.2787	1.1045	1.0299	0.9996	0.9891

	March 2016	February 2016	January 2016	December 2015	November 2015	October 2015
High for the period	1.3468	1.4040	1.4589	1.3990	1.3360	1.2904
Low for the period	1.2962	1.3523	1.3969	1.3360	1.3095	1.3242

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 20, 2016 as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was US$1.00 = Cdn$1.2650.

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

Our selected financial data and the information in the following tables for the years ended December 31, 2011 – 2015 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Accountants, for the years ended December 31, 2015, 2014, 2013, 2012, and 2011. Certain prior years’ comparative figures have been reclassified, if necessary.

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

The following table is a summary of selected audited consolidated financial information of the Company for each of the four most recently completed financial years. The information presented is presented in accordance with IFRS:

(CA$ thousands, except per share data)	Years Ended December 31,
	2015	2014	2013	2012	2011
Net Oil and Gas Revenue	$7,096	$7,561	$7,506	$5,766	$7,196
Net Loss for the Year	($7,108)	($7,203)	($2,577)	($11,753)	($11,043)
Loss Per Share	($0.19)	($0.20)	($0.10)	($0.40)	($0.45)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	36,492	35,425	29,783	28,211	24,060
Weighted Avg. Shares, diluted (,000)	36,492	35,425	29,783	28,211	24,060
Year-end Shares (,000)	36,510	36,480	29,783	29,783	25,378
Working Capital (Deficiency)	($10,295)	($4,480)	($8,908)	($8,557)	($7,756)
Resource properties and equipment	$25,121	$21,016	$23,667	$25,033	$25,043
Long-term Liabilities	$8,552	$6,448	$6,107	$6,622	$1,383
Share Capital	$97,162	$97,132	$90,274	$90,274	$85,076
Retained Earnings (Deficit)	($105,150)	($98,042)	($90,839)	($88,262)	($76,510)
Total Assets	$27,686	$23,274	$25,499	$27,573	$29,438
Net Assets	$6,568	$10,385	$9,099	$10,245	$16,307

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Adoption of New and Amended Accounting Standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these amendments were applied for the first time in 2015, they did not have a material impact on the annual consolidated financial statements of the Company.

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

The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Oil and natural gas development activities, including seismic and drilling programs in northern Alberta and British Columbia, are restricted to those months of the year when the ground is frozen. Wet weather and spring thaw may make the ground unstable. Although not as prevalent, such conditions sometimes prevail in the Rocky Mountains of Colorado where the Company’s US properties are located. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. In addition, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain, and additional seasonal weather variations will also affect access to these areas. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity during certain parts of the year.

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

As of December 31, 2015, the Company had a working capital deficiency of approximately $10.3 million. Excluding the non-cash derivative liability of $1.2 million, the adjusted working capital deficiency is approximately $9.1 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. The remaining liability will likely be repaid through an assignment of non-producing US oil and gas properties. We expect to incur general and administration expenses of approximately $2.0 million over the next twelve months. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

During the year ended December 31, 2015, the Company incurred a loss of $7.1 million and has an accumulated deficit of $105.2 million. Whether and when the Company can attain profitability is uncertain. The Company also has a working capital deficiency of $10.3 million as at December 31, 2015. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2015 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

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

On June 1, 2015, the Company received notification from the Exchange that it has regained compliance with the Exchange’s requirement addressing a company’s ability to continue to operate as a going concern.

On January 19, 2016, the Company received a letter from the Exchange stating that it is not in compliance with the continued listing standards as it pertains to the low price of its securities. In order to maintain its listing, the Company must address how it intends to regain compliance by July 19, 2016. If the plan is accepted, the Company may be able to continue its listing but will be subject to periodic reviews by the Exchange. If the plan is not accepted or if it is accepted but the Company is not in compliance with the continued listing standards by July 19, 2016, or if the Company does not make progress consistent with the plan, the Exchange may initiate delisting procedures as appropriate. The Company's management is pursuing options to eliminate any perceived deficiency, intends to submit a compliance plan on or before the deadline set by the Exchange.

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

Our common shares are traded on the Toronto Stock Exchange and the NYSE MKT. The market price of our common shares may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

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

Introduction

Our executive office is located at Suite 598, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1; telephone: (604) 638-5050 and facsimile: (604) 638-5051. The contact person is: Mr. Robert L. Hodgkinson, Co-Chairman and Chief Executive Officer (email: rhodgkinson@dxienergy.com) or Mr. David Matheson, Chief Financial Officer (email: dmatheson@dxienergy.com).

Our common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DXI”.

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

The First Preferred Shares have priority over the Common Shares and the Second Preferred Shares with respect to the payment of dividends and in the distribution of assets in the event of a winding up of DXI Energy. The Second Preferred Shares have priority over the Common Shares with respect to dividends and surplus assets in the event of a winding up of DXI Energy.

As of December 31, 2015, there were 36,509,953 common shares issued and outstanding. As of December 31, 2015, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

Incorporation and Name Changes

DXI Energy Inc. (formerly Dejour Energy Inc.) is incorporated under the laws of British Columbia, Canada. The Company was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the Company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued in British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

On June 29, 2015, the Company’s shareholders approved the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. and effected a five-to-one share consolidation of its common shares. The Company began trading on a post-consolidation basis on October 30, 2015.

Financings

We have financed our operations through funds from loans, public/private placements of common shares, common shares issued for property, common shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. The following table summarizes our financings for the past three fiscal years.

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds
			(Cdn$)
Fiscal 2015	Exercise of Options	29,898	23,000
Fiscal 2014	Private Placement (1)	1,400,000	770,000
	Acquisition of property (2)	1,920,000	1,939,000
	Equity Offering (3)	1,200,000	1,640,000
	Exercise of Warrants	140,000	168,000
	Exercise of Options	2,037,153	2,064,000

(1)

In January 2014, we completed a private placement of 1,400,000 common shares at $0.55 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 180,000 common shares of this offering.

(2)

In July 2014, we closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase our working interest to 99%. As consideration for the purchase, the Company issued 1,920,000 common shares at a price of $1.01 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $49,000. A company controlled by the CEO of the Company sold its 5% working interest in the Drake/Woodrush property for 400,000 common shares.

(3)

In August 2014, we completed an equity offering of 1,200,000 units at US$1.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$1.75 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $64,000.

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties

Fiscal 2015	Cdn$5,738,000 (1)
Fiscal 2014	Cdn$3,834,000 (2)
Fiscal 2013	Cdn$2,041,000 (3)

(1)

$1,000 of these funds was spent on the purchase of corporate and other assets; and $5,737,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2015, filed with this annual report on Form 20-F.)

(2)

$13,000 of these funds was spent on the purchase of corporate and other assets; and $3,821,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2014, filed with this annual report on Form 20-F.)

(3)

$7,000 of these funds was spent on the purchase of corporate and other assets; and $2,034,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2013, filed with this annual report on Form 20-F.)

Capital Expenditures

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the year ended December 31, 2015, the Company incurred $1.0 million to complete and tie into production the 2 infill wells that were recently drilled at its Woodrush properties, north of Fort St. John, British Columbia. In the U.S., the Company paid $4.5 million for the ongoing Kokopelli development program in Colorado and it is related to the drilling, casing and completion of eight natural gas wells.

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

Additions to property and equipment and exploration and evaluation assets:

		Year ended December 31, 2015			Year ended December 31, 2014
(CA$ thousands)	$		% of total	$		% of total	% change

Land acquisition and retention		76	1.3%		102	2.7%	-25%
Drilling and completion (1)		3,825	66.7%		554	14.4%	590%
Facility and pipelines		1,545	26.9%		2,755	71.9%	-44%
Capitalized general and administrative		291	5.1%		410	10.7%	-29%
Other assets		1	0.0%		13	0.3%	-92%
Total		5,738	100.0%		3,834	100.0%	50%

(1) excludes non-cash capital expenditures of $1,520,000 related to the acquisition of certain property and equipment in March 2014

Daily Production

Three months ended December 31,			Year ended December 31,
	2015	2014	2015	2014
By Product
Oil and natural gas liquids (bbls/d)	515	162	369	182
Natural gas (mcf/d)	2,773	891	1,764	1,602
Total (boe/d)	977	310	663	449

The increase in oil production for the year ended December 31, 2015 is related to the commencement of production from the new oil well at Woodrush in January 2015, combined with the added production from enhancements to the waterflood operation.

The increase in natural gas production for the year ended December 31, 2015 is related to the commencement of production from the new gas well at Woodrush in January 2015 and the eight new wells at Kokopelli in September 2015. This was offset by the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014 and the “turnaround” of the McMahon gas plant near Ft. St. John, British Columbia in June 2015 for approximately 40 days.

B.	Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 53,800 net acres of oil and gas leases in the following regions:

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

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2016.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd. holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. Following a significant increase in oil prices in 2007 and the initial half of 2008, oil prices have been relatively stable in the US$85.00 to US$100.00 range for the years of 2008 to 2013. Oil prices declined by more than 70% to a 12-year low since June 2014 under pressure from a global glut of crude oil. In 2015, natural gas prices were relatively low for most of the year because of excess supply and mild weather forecast.

Commodity price cycles are also affected by world industrial supply and demand, domestic and international commodity transportation systems, and political factors affecting construction of pipelines and exports of controversial commodities like liquid natural gas. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2016 and future years.

Employees: The Company had the equivalent of approximately 10 full-time employees and consultants during 2015.

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

Three Year History

2015

During the year ended December 31, 2015, the Company:

1.	Successfully completed and tied into production two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia;

2.

Completed the drilling, casing and completion of eight natural gas wells in the Company’s Kokopelli development project in Colorado. Production from the eight natural gas wells was commenced in the 4th quarter of 2015. The Company has a 25% working interest in this project;

3.

Secured $6.5 million in bridge financing from a company controlled by a Director and Officer ($4.5 million) and from a company associated with the Director and Officer ($2.0 million). Extended the maturity date of $6.5 million bridge financing from December 31, 2015 to November 30, 2018;

4.	Increased oil and natural gas production by 48% to 663 BOE/d from 449 BOE/d for the comparative year ended December 31, 2014;

5.	Reduced operating and transportation expenses for oil operations from $27.65/bbl for the year ended December 31, 2014 to $13.39/bbl for the year ended December 31, 2015; and

6.	Reduced G&A expenses per BOE by 56% to $9.28 per BOE from $21.31 per BOE for the comparative year ended December 31, 2014.

2014

During the year ended December 31, 2014, the Company:

1.	Completed an equity financing of 1,400,000 units at $0.55 per common share in January 2014. Gross proceeds raised were $770,000;

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

6.

Completed an equity financing of 1,200,000 units at US$1.25 per unit in August 2014. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000); and

7.

Successfully drilled two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia. The initial well is a new natural gas discovery in the Gething geological formation while the second well is a development well drilled into the extreme south end of the Company’s Woodrush oil pool.

2013

During the year, the Company continued oil and gas production operations at the Drake/Woodrush oilfield near Ft. St. John, British Columbia, and commenced drilling operations at Kokopelli in the Piceance Basin of Colorado.

The Company achieved the following operational and financial objectives:

1.

Completed the drilling and fracing of four new wells to the Williams Fork formation at Kokopelli in the eastern portion of Piceance Basin of Colorado. These wells are the initial four wells funded in the financing arrangement with Denver-based drilling fund;

2.	Closed a $3.5 million loan facility with a Canadian institutional lender and applied $1.65 million of the net proceeds repay an amount owing to the Company’s Canadian bank;

3.	Extended the Company’s existing $3.5 million revolving operating demand loan with its Canadian bank;

4.	Increased production by 94% to 620 BOE/d for the three months ended December 31, 2013 from production of BOE/d for the comparative period of 2012; and

5.	Increased gross revenues by 35% from $6.9 million for the year ended December 31, 2012 to $9.3 million for the ended December 31, 2013.

United States vs. Foreign Sales/Assets

Net Revenue for fiscal year ended:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2013	6,038	1,468
12/31/2014	5,952	1,609
12/31/2015	6,606	490

Asset Location as of:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2013	7,695	17,804
12/31/2014	11,133	12,141
12/31/2015	7,965	19,721

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

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no commodity contracts in place at December 31, 2015.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2015 to be approximately $4,440,000. These obligations are expected to be settled over the next 15 years with the majority of costs incurred between 2016 and 2030.

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

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2016 and future years.

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

Seasonality

The Company’s core operations are in Canada and they are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd., its wholly owned subsidiary, holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that we will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions.

C.	Organizational Structure

We have three wholly-owned subsidiaries:

•	Dejour Energy (USA) Corp. (“Dejour USA”), a Nevada corporation, holds DXI Energy's United States oil and gas interests;
•	Dejour Energy (Alberta) Ltd. (“DEAL”), an Alberta corporation, holds DXI Energy’s Canadian oil and gas interests in northwestern Alberta and northeastern British Columbia; and
•	0855524 B.C. Ltd. (“0855524”), a British Columbia Corporation, which is currently inactive.

D.	Property, Plant and Equipment

Our executive offices are located in rented premises of approximately 2,519 sq. ft. at Suite 598, 999 Canada Place, Vancouver, British Columbia, V6C 3E1. We began occupying these facilities on July 1, 2009.

Resource Properties

Our current focus is on oil and gas properties located in the United States and Canada and currently have oil and gas leases in the following regions:

•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.
•	The Peace River Arch of northeastern British Columbia and northwestern Alberta, Canada.

US Oil and Gas Interests

Kokopelli, Piceance Basin

During 2012, the Company drilled an initial well into the Williams Fork natural gas formation at Kokopelli to hold its 2,200 gross acres (550 net acres) of leasehold interests. The Company also entered into a financial contract with an industry Drilling Fund to complete and tie-in the initial well and drill, complete, and tie-in an additional 3 wells. The Drilling Fund’s investment of US$7,000,000 (an initial investment of US$6,500,000 supplemented with an additional US$500,000 for a total of US$7,000,000) represents about 67% of the total program cost of US$10,400,000. The primary producing geological horizons are the Williams Fork and Niobrara/Mancos zones at depths ranging from 9,000 to 10,500 ft. respectively.

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

During 2015, the Company completed the drilling, casing and completion of eight natural gas wells in the Kokopelli development project in Colorado. Production from the eight natural gas wells commenced in the 4th quarter of 2015. The Company has a 25% working interest in this project.

The Company and its partners intend to continue to develop the Kokopelli Project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

Roan Creek, Piceance Basin

During 2014, the Company commissioned a “Prospective Reserve Report”, by Gustavson and Associates, on the Company’s 1,960-acre lease at Roan Creek.

The Report concluded there are 70 Bcf of “contingent” natural gas resources and 51 Bcf of “prospective” natural gas reserves to be developed at Roan Creek.

The Company will continue to explore Roan Creek when commodity prices recover to acceptable levels.

Canadian Oil and Gas Interests

Drake/Woodrush, Fort St. John, British Columbia

The Company’s Drake/Woodrush oilfield is located about 110 km. north of Fort St. John, British Columbia, Canada. In December 2014, the Company commenced the drilling of 2 infill wells (1 oil well and 1 natural gas well) in Northeastern, British Columbia. In January 2015, the Company successfully completed the 2 wells and tied them into production.

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2015. The conversion rate used per Bank of Canada is 1.3840.

In 2015, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Third Party Report on Reserves, Dejour Energy (Alberta) Ltd.”, is dated February 25, 2016 and has an effective date of December 31, 2015.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated February 25, 2016 and has an effective date of January 1, 2016.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company, and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2015 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2015 are prepared by our independent qualified reserve evaluators, GLJ and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2015, the Company’s reserve committee was composed of: Craig Sturrock, Ross Gorrell and Ronnie Bozzer. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	129	-	426	1
United States	-	6	1,482	49
Undeveloped
Canada	-	-	-	-
United States	-	-	-	-
TOTAL PROVED	129	6	1,908	50

Given economic commodity prices, the Company plans to fully develop its reserves over the next five years.

Canada – Decrease in Total Proved Oil Reserves of 26 Mbbls and Natural Gas Reserves of 1,009 MMcf:

During the year ended December 31, 2015, the reduction in light and medium oil reserves and natural gas reserves was primarily as a result of a significantly lower 12-month average trailing oil and natural gas prices.

United States – Decrease in Total Proved Natural Gas Liquids Reserves of 1,710 Mbbls and Natural Gas Reserves of 28,841 MMcf:

During the year ended December 31, 2015, the reduction in natural gas liquids reserves and natural gas reserves was primarily as a result of a significantly lower 12-month average trailing oil and natural gas prices, and the loss of proved undeveloped reserves at Kokopelli due to the failure to meet economic criteria.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2015
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)

2015 12-month average prices (SEC) (1)	426	129	1	1,206	$2,499

	December 31, 2015
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2015 12-month average prices (SEC) (1)	1,482	6	49	1,812	$2,236

	December 31, 2015
Total (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(in thousands Cdn$)
2015 12-month average prices (SEC) (1)	1,908	129	6	50	3,018	$4,735

Reconciliation to Standardized Measure

As at December 31, 2015
(CA$ thousands)	Canada	USA	Total

Present value of estimated future net cash flows before income taxes	$2,499	$2,236	$4,735
Income taxes - discounted	-	(760)	(760)

Standardized measure of discounted future net cash flow	$2,499	$1,476	$3,975

Notes:

(1)

The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2015, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2015. The 12-month average prices (SEC) used for Canadian properties were Cdn$52.73 per barrel of oil and Cdn$1.87 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$39.84 per barrel of condensate, US$2.66 per Mcf of natural gas, and US$23.09 per barrel of NGLs.

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

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2015, which is US$1.00 = Cdn$1.3840.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2015, 2014 and 2013. Production came from our Canadian and United States properties.

Production
Fiscal Year Ended	Oil and Natural Gas	Natural Gas	Total (BOE)
	Liquids	(Mcf)
	(bbls)
December 31, 2015	134,772	644,022	242,109
December 31, 2014	66,485	584,566	163,911
December 31, 2013	78,566	632,467	183,977

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2015, 2014 and 2013.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas	Natural Gas	Total
	Liquids	($/Mcf)	($/BOE)
	($/bbls)
December 31, 2015	52.68	2.33	35.52
December 31, 2014	87.99	5.45	55.14
December 31, 2013	86.21	4.06	50.79

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2015, 2014 and 2013.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas	Natural Gas	Total
	Liquids	($/Mcf)	($/BOE)
	($/bbls)
December 31, 2015	23.64	3.35	22.09
December 31, 2014	42.42	4.72	34.03
December 31, 2013	42.91	2.83	28.03

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2015, no wells were drilled in Canada and the United States.

During the fiscal year ended December 31, 2014, we drilled the following wells in Canada and the United States:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry

Oil	-	-	0.99	-
Natural Gas	-	-	0.99	-

Total Wells	-	-	1.98	-

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	2.00	-
Total Wells	-	-	2.00	-

During the fiscal year ended December 31, 2013, no wells were drilled in Canada and we drilled the following wells in the United States:

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	0.67	-
Total Wells	-	-	0.67	-

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

The following tables summarizes the number of producing and non-producing wells as at December 31, 2015:

	Producing Wells
Country	Oil		Natural Gas
	Gross	Net	Gross	Net
Canada	3	2.97	5	4.42
USA	-	-	12	2.29
Total	3	2.97	17	6.71

	Non-Producing Wells
Country	Oil (1)		Natural Gas (2)
	Gross	Net	Gross	Net
Canada	6	5.94	26	19.49
USA	-	-	-	-
Total	6	5.94	26	19.49

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

(1)	Includes water source wells and injection wells
(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2015 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-byproduction under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As at December 31, 2015, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	8,975	6,576	11,757	7,868	20,732	14,444
U.S.A	2,240	590	58,437	38,762	60,677	39,352
TOTAL	11,215	7,166	70,194	46,630	81,409	53,796

The Company’s net undeveloped acres as of December 31, 2015, together with expiries for the period from 2016 to 2018 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2015	Net	2016 Expirations	2017 Expirations	2018 and thereafter Expirations
Canada:
Manning	1,423	-	-	1,423
Woodrush/Hunter	6,445	-	4,161	2,284
Subtotal:	7,868	-	4,161	3,707
U.S.A:
Ashley	480	-	-	480
Book Cliffs	1,762	-	-	1,762
Dinosaur	26,641	7,670	-	18,971
Gunnison	753	753	-	-
North Rangely	2,560	1,280	-	1,280
Pinyon Ridge	2,126	1,473	-	653
Plateau	2,479	-	2,479	-
Roan Creek	1,961	-	-	1,961
Subtotal:	38,762	11,176	2,479	25,107
TOTAL:	46,630	11,176	6,640	28,814

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2015 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the years ended December 31, 2015, 2014, and 2013 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

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

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

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

At December 31, 2015, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2015, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli).

Financial instruments

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2016 or later periods.

The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 15, “Revenue from Contract with Customers”. In May 2014, the IASB issued the standard to replace IAS 18 “Revenues”, IAS 11 “Construction Contracts”, and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 16, “Leases”. In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

A.	Operating Results

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2015, including 2014 and 2013 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2015 compared to the year ended December 31, 2014

1.	Revenues

For the year ended December 31, 2015, total revenue, before royalties, decreased by $470,000 or, 5%, due to a decline in combined average realized prices. This was offset by a 48% increase in oil and natural gas production for the year on a BOE basis.

2.	Oil Operations

The average price received for oil sales decreased by 40% for the year ended December 31, 2015, relative to the prior year. The decrease in DXI Energy’s average realized oil price reflected lower benchmark prices in Canada and the rest of the world.

Average oil royalties paid for the year ended December 31, 2015 were lower by 31%, relative to those paid in the year ended December 31, 2014, due to lower average oil prices received in 2015.

Operating and transportation expenses for the year ended December 31, 2015 were lower, compared to the amount recorded for the year ended December 31, 2014. The decline in per unit operating and transportation expenses resulted from the allocation of fixed operating costs over a higher oil production volume.

3.	Natural Gas Operations

The average price received for gas sales decreased by 57% for the year ended December 31, 2015, relative to the prior year. The decrease in DXI Energy’s average realized gas price reflected lower benchmark prices in both Canada and the United States.

Average gas royalties for the year ended December 31, 2015 were lower, relative to those paid in the year ended December 31, 2014, due to lower average gas prices received in 2015.

Operating and transportation expenses for the year ended December 31, 2015 were lower, relative to the amount recorded for the year ended December 31, 2014. The decline resulted from lower water disposal costs at Kokopelli in Colorado in 2015 compared with 2014. This decrease was partially offset by the increased costs associated with the reactivation of one of the gas wells at Drake/Woodrush in February 2015 and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

4.	General and Administrative Expenses

G&A expenses for fiscal 2015 were lower compared to the amount recorded for fiscal 2014. The reduction in G&A expenses for the year ended December 31, 2015 was due to the termination of all salaried employees at the Company’s office in Denver, Colorado as part of the June 30, 2014 sale of a controlling working interest in the Kokopelli project to the Company’s Kokopelli partner and new “Operator” of the project. Also, higher G&A expenses for fiscal 2014 resulted from the non-recurring severance payments associated with the termination of a number of the Company’s service providers in the year.

Year ended December 31, 2014 compared to the year ended December 31, 2013

1.	Revenues

For the year ended December 31, 2014, total revenue, before royalties, decreased by $268,000 or, 3%, due to a decline in production. This was offset by higher combined average realized prices.

2.	Oil Operations

Average oil royalties paid for the year ended December 31, 2014 were consistent with those paid in the year ended December 31, 2013.

Operating and transportation expenses for the year ended December 31, 2014 were consistent with those paid in the year ended December 31, 2013.

3.	Natural Gas Operations

The average price received for gas sales increased by 34% for the year ended December 31, 2014, relative to the prior year. The increase in DXI Energy’s average realized gas price reflected higher benchmark prices in both Canada and the United States.

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

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank credit facility, accounts payable and accrued liabilities, and current portion of loans from related parties. Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity.

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

Loans from Related Parties

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. In the event of default, all the indebtedness secured by the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at December 31, 2015, the maximum $4.5 million had been advanced to the Company. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest.

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. In the event of default, all the indebtedness secured by the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at December 31, 2015, the maximum $2.0 million had been advanced to the Company. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest.

On September 15, 2015, as amended on January 11, 2016 and March 31, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016. As at December 31, 2015, $1,000,000 had been advanced to the Company.

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

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,843,000), net of the present value of the residual reserves ($636,000), or $7,207,000, as follows:

	$
Balance at January 1, 2014 (US$5,755)		6,121
Loan advance during the year (US$181)		210
Accretion expense (US$388)		450
Foreign exchange loss		351
		7,132
Less:
(a)		(982)
(b)		(3,411)
Balance at December 31, 2014 (US$2,361)		2,739
Accretion expense (US$410)		525
Foreign exchange loss		595
		3,859
Add: Adjustment to financial contract liability (US$2,436)		3,348
Balance at December 31, 2015 (US$5,207)		7,207

The increase in the financial contract liability was due to (1) the significant decline in the value of residual reserves and (2) the upward movement of foreign exchange rate at the year-end.

Working Capital Position

As at December 31, 2015 (CA$ thousands)	$
Working capital deficit		(10,295)
Non-cash derivative liability		1,226
Adjusted working capital deficit		(9,069)
Add: Bank credit facility		147
Add: Current portion of loans from related parties		1,000
Add: Financial contract liability		7,207
Adjusted working capital deficit (excluding bank credit facility, loans from related parties and financial contract liability)		(715)

Working capital is defined as current assets less current liabilities.

As at December 31, 2015, the Company had a working capital deficit of $10.3 million. Excluding the non-cash derivative liability of $1.2 million, the adjusted working capital deficit was $9.1 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2015 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern.

Capital Resources

a)	Canada

In 2015, the Company incurred $1.0 million to complete and tie into production the 2 infill wells that were recently drilled in Northeastern, British Columbia. These capital expenditures were funded by cash on hand and the loans from the companies associated with a director and officer of the Company.

b)	United States

In 2015, the Company paid $4.5 million for the ongoing Kokopelli development program in Colorado and it is related to the drilling, casing and completion of eight natural gas wells. These wells were tied into production in the fourth quarter of 2015. The Company funded this program through the use of a combination of cash on hand and the loans from the companies associated with a director and officer of the Company.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

a)	Oil Prices

The general outlook for crude oil prices will be tied primarily to the supply response to the current price environment and the pace of growth of the global economy. Overall, crude oil price volatility and a modest price improvement are expected in 2016. Slower global supply growth, combined with annual increases in demand growth, should support prices in the second half of 2016, constrained by the need to draw down surplus crude oil inventories and anticipated re-entry of Iranian crude oil into markets. Also, slower supply growth from North American producers is anticipated as a result of the significant reductions in capital spending.

b)	Natural gas

During 2015, natural gas prices were relatively low for most of 2015 because of excess supply and mild weather forecast.

Warmer weather is expected to reduce residential and commercial demand, while coal-to-gas substitution in the power sector is expected to continue. As a result, natural gas prices are anticipated to remain weak through the first half of 2016.

E.	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2015.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2015, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2016	2017	2018	2019	2020	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	99	51	13	-	-	Nil	163
Bank credit facility	147	-	-	-	-	Nil	147
Loans from related parties	2,155	1,980	3,365	-	-	Nil	7,500
Financial contract liability(1)	7,207	-	-	-	-	Nil	7,207
Total	9,608	2,031	3,378	-	-	Nil	15,017

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 13 to the consolidated financial statements for details.

G.	Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth all current directors and executive officers of DXI Energy as of the date of this annual report on Form 20-F, with each position and office held by them in the Company and the period of service as such.

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 66)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	2,000,000	5.48%	May 18, 2004
Craig Sturrock (3)(4)(5)(6) British Columbia, Canada Director (Age: 72)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	130,000	0.36%	August 22, 2005
Dr. A. Gorrell (5)(6) British Columbia, Canada Director (Age: 71)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	10,000	0.03%	December 14, 2012
Ronnie Bozzer (3)(4)(5)(6) British Columbia, Canada Director (Age: 66)	Mr. Bozzer has extensive years of legal practice encompassing mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations.	90,000	0.25%	January 15, 2014
James Dai (3)(4) British Columbia, Canada Director (Age: 34)	Mr. Dai is a capital markets professional in Canada. Currently, he is the CFO of four private and public companies focused in the lumber, O&G, mining and biotech sectors of Western Canada. He has an investment banking background from Raymond James and has assisted Asian investors invest over $200 million into Canadian capital markets.	-	-	March 16, 2015

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
David Matheson British Columbia, Canada Chief Financial Officer (Age: 66)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	-	-	N/A

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

Directors and Executive Officers

Brief biographies for DXI Energy's directors and executive officers are set forth below:

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

The Board granted a total of 400,000 stock options to the executive officers in 2015.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2015 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation			Long Term Compensation
Name and principal position	Year	Salary ($)	Consulting Fees ($)	Bonus ($)	Awards		Payouts ($)	All other compensation ($)
					Securities Shares/ Under Option/ SAR's Granted (#)	Units Subject to Resale Restrictions ($)
Robert Hodgkinson, Director, Chairman and Chief Executive Officer	2015 2014 2013	48,600 78,000 78,000	192,000 174,600 177,000	Nil 100,000(3) Nil	100,000 682,382 155,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Matheson, Chief Financial Officer	2015 2014 2013	200,000 199,038 188,141	Nil Nil Nil	Nil 100,000(3) Nil	100,000 421,914 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Sturrock, Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	25,000 198,940 50,000	Nil Nil Nil	Nil Nil Nil	8,000 8,500 7,500
Dr. A. Gorrell Director	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,000 89,726 Nil	Nil Nil Nil	Nil Nil Nil	6,000 7,000 7,000
Richard Kennedy Director (1)	2015 2014 2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	20,000 108,671 Nil	Nil Nil Nil	Nil Nil Nil	5,000 8,000 6,500
Ronnie Bozzer Director	2015 2014	Nil Nil	Nil Nil	Nil Nil	35,000 695,313	Nil Nil	Nil Nil	8,000 8,500
James Dai Director(2)	2015	Nil	Nil	Nil	100,000	Nil	Nil	5,500

(1)	Mr. Kennedy resigned from the Board on November 9, 2015. He ceased to be a director of the Corporation effective that date.
(2)	Mr. Dai was appointed as a director of the Corporation on April 1, 2015.
(3)	Included in accounts payable and accrued liabilities at December 31, 2014.

Stock Option Grants

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	100,000	$0.80	April 2, 2015	April 1, 2017
Craig Sturrock	25,000	$0.80	April 2, 2015	April 1, 2017
Dr. A. Gorrell	20,000	$0.80	April 2, 2015	April 1, 2017
Richard Kennedy	20,000	$0.80	April 2, 2015	April 1, 2017
Ronnie Bozzer	35,000	$0.80	April 2, 2015	April 1, 2017
James Dai	100,000	$0.80	April 2, 2015	April 1, 2017
David Matheson	100,000	$0.80	April 2, 2015	April 1, 2017

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

For the most recently completed fiscal year, each non-management director of the Company received total compensation for services provided to the Company in his capacity as director as follows:

Name	Fees earned $
Craig Sturrock	8,000
Dr. A. Gorrell	6,000
Richard Kennedy	5,000
Ronnie Bozzer	8,000
James Dai	5,500

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2015. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2015.

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

Each Eligible Executives will receive a USD$100,000 award should:

i)

Total Shareholder Return % exceeds Total XEG Return % by a minimum of 10% and in addition. For purposes of the bonus plan, “XEG” is defined as the iShares™ CDN Energy Sector Index Fund, trading under the symbol “XEG” on the TSX. Total Shareholder Return and Total XEG Return are based on the 20 days average closing shares price of DXI Energy shares and XEG on the TSX at the end of each fiscal year.;

ii)	Total Shareholder Return is positive (the share price of DXI Energy shares is higher at the end of the year, in comparison to, the price of the shares at the beginning of the year).

For example, for fiscal 2011, if Total Shareholder Return % is 20%, while Total XEG Return is 5%, then DXI Energy’s stock outperformed the XEG by 15% and a USD$100,000 award is payable to each executives. However, this award would only be payable in the event that during the same period shareholder return is positive.

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

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2015 to provide pension, retirement or similar benefits for Directors or Senior Management.

C.	Board Practices

The Company’s Governance Committee has establish the following committees to ensure the Company maintains the highest possible governance standards in the conduct of its business:

1.	Governance and Nominating Committee;
2.	Compensation Committee;
3.	Audit Committee, and
4.	Reserves Committee.

Each of the primary functions of these committees is located on the Company’s website at www.dxienergy.com as follows:

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three Directors, Ronnie Bozzer (Chairman), Craig Sturrock, and James Dai.

(a)

“Responsibilities” for the Governance and Nominating Committee can be found on the Company’s website atwww.  dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Governance and Nominating Committee”.

(b)

The Company’s “Charter” for the Governance and Nominating Committee can be found on the Company’s website at www. dxienergy.com under “Investors/Corporate Governance/Governance and Nominating Committee Charter”.

Compensation Committee

The Company’s Compensation Committee is comprised of three Directors, Ronnie Bozzer (Chairman), A. Ross Gorrell, and Craig Sturrock.

(a)

“Responsibilities” for the Compensation Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Compensation Committee”.

(b)	The Company’s “Charter” for the Compensation Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Compensation Committee Charter”.

Audit Committee

The Company’s Audit Committee is comprised of three Directors, Craig Sturrock (Chairman), Ronnie Bozzer, and James Dai.

(a)	“Responsibilities” for the Audit Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Audit Committee”.

(b)	The Company’s “Charter” for the Audit Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Audit Committee Charter”.

Reserves Committee

The Company has a Reserves Committee comprised of three directors, A. Ross Gorrell (Chairman), Ronnie Bozzer, and Craig Sturrock.

(a)	“Responsibilities” for the Reserves Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Reserves Committee”.

(b)	The Company’s “Charter” for the Reserves Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Reserves Committee Charter”.

Differences between Canadian and NYSE Governance Standards

DXI Energy’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by Canadian National Instrument 58-1-1 and National Policy 58-201 (collectively CSA Rules). The NYSE corporate governance listing standards applicable to DXI Energy’s corporate governance policies satisfy all the existing guidelines for effective corporate governance established by the CSA Rules. The rules of the New York Stock Exchange (“the NYSE”), as set for the in the NYSE Listed Company Manual (“the NYSE Manual”), permit listed companies that are “foreign private issuers”, as defined under the U.S. Securities Exchange Act of 1934, as amended (“The Exchange Act”), including DXI Energy, to follow home country practice in lieu of certain NYSE corporate governance provisions.

The significant differences between DXI Energy’s corporate governance practices and those followed by NYSE-listed U.S. companies pursuant to the NYSE Manual can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/DXI Energy Inc. Differences between Canadian and NYSE Governance Standards”.

D.	Employees

The Company had the equivalent of approximately 10 full-time employees and consultants during 2015.

E.	Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses information regarding beneficial ownership of the Company’s voting securities, consisting solely of common shares, as of April 20, 2016 by the Company’s executive officers and directors.

Name of Beneficial Owner	Number of Common Shares	Percentage of Outstanding Common Shares Owned	Number of Common Share Purchase Warrants
Robert L. Hodgkinson	2,000,000(1)	5.48%	9,000,000(1)
Craig Sturrock	130,000	0.36%	-
Dr. A. Gorrell	10,000	0.03%	-
Ronnie Bozzer	90,000	0.25%	-
James Dai	-	0%	-
David Matheson	-	0%	-
Total	2,230,000	6.11%	9,000,000

(1)

700,000 of these shares are owned by 7804 Yukon Inc. (300,000 shares) and Hodgkinson Equities Corp. (400,000 shares), private companies controlled by Robert Hodgkinson. All common share purchase warrants are owned by Hodgkinson Equities Corp.

(2)	All percentages are based on 36,509,953 common shares outstanding as of April 20, 2016.

Stock Option Plan

We have a Stock Option Plan that was initially approved in 2009 and amended in 2012 and 2015 (the “Option Plan”). The principal purposes of which is to (i) advance our interests by aiding us, and our subsidiaries, in motivating, attracting and retaining key employees and directors capable of assuring the future success of the Company; and (ii) secure for us and our shareholders the benefits inherent in the ownership of our common shares by key employees and directors of the Company and our subsidiaries. We also have a United States stock incentive sub-plan that was initially approved in 2009 and amended in 2012 (the “Sub-Plan”) and forms a part of the Option Plan. Any option granted under the Sub-Plan is also subject to the terms and conditions of the Option Plan. Where there is a conflict between the terms and conditions of the Sub-Plan and the terms and conditions of the Option Plan, the terms and conditions of the Option Plan govern.

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

A copy of the Option Plan and Sub-Plan is incorporated by reference into this Form 20-F as Exhibits 4.1 and 4.2, respectively.

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company do not own any outstanding stock options as of April 20, 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 20, 2016 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 20, 2016

Title of Class	Name of Shareholder	Number of Common Shares	Percent of Common Shares
Common	Robert L. Hodgkinson (1)	2,000,000	5.48%

(1)	700,000 of these shares are owned by 7804 Yukon Inc. (300,000 shares) and Hodgkinson Equities Corp. (400,000 shares), private companies controlled by Robert Hodgkinson.

All percentages are based on 36,509,953 common shares outstanding as of April 20, 2016.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 20, 2016, there were approximately 8,920 registered holders of the Company’s shares in the United States, with combined holdings of 27,676,297 common shares.

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

During the years ended December 31, 2015 and 2014, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $473,000 (2014 - $1,092,000) and non-cash stock-based compensation of $464,000 (2014 - $823,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2015 is $200,000 (December 31, 2014 - $200,000) owing to the two officers of the Company.

(b)	Included in interest and other income is $Nil (2014 - $15,000) received from the companies controlled by officers of the Company for rental income.

(c)

Interest expenses of $343,000 (2014 - $Nil) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company.

(d)

In 2015, the Company entered into loan agreements with a director and officer of the Company and his spouse and the private companies associated with the director and officer of the Company. The terms and conditions of these agreements are described in the “Liquidity and Capital Resources” section under Item 5 “Operating and Financial Review and Prospects”.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013	F-1 - F-39

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2015 and 2014

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

The Company’s common shares are listed on the Toronto Stock Exchange, or the TSX, in Canada and on the New York Stock Exchange, or the NYSE, in the United States, under the symbol “DXI.” Effective October 30, 2015, the Company changed its symbol to “DXI” after a one for five share consolidation.

The following table sets forth, for the periods indicated, the reported high and low prices on the NYSE and the TSX.

	NYSE (US$)		TSX (Cdn$)
	High	Low	High	Low
Annual High and Low Market Prices – Past Five Years
Year Ended:
December 31, 2015	$0.93	$0.12	$1.10	$0.18
December 31, 2014	$1.65	$0.57	$1.80	$0.63
December 31, 2013	$1.23	$0.46	$1.30	$0.50
December 31, 2012	$2.85	$0.61	$2.95	$0.60
December 31, 2011	$3.05	$1.05	$3.05	$0.85

Quarterly High and Low Market Prices – Past Two Years
Quarter Ended:
December 31, 2015	$0.70	$0.12	$0.63	$0.18
September 30, 2015	$0.67	$0.35	$0.90	$0.53
June 30, 2015	$0.80	$0.56	$0.90	$0.63
March 31, 2015	$0.93	$0.61	$1.10	$0.75

December 31, 2014	$1.39	$0.81	$1.55	$0.93
September 30, 2014	$1.65	$1.08	$1.80	$1.15
June 30, 2014	$1.55	$0.85	$1.68	$0.95
March 31, 2014	$1.46	$0.57	$1.60	$0.63

Monthly High and Low Market Prices – Most Recent Six Months
March 31, 2016	$0.30	$0.18	$0.37	$0.25
February 29, 2016	$0.24	$0.17	$0.36	$0.23
January 31, 2016	$0.27	$0.14	$0.37	$0.21
December 31, 2015	$0.30	$0.12	$0.30	$0.18
November 30, 2015	$0.50	$0.25	$0.64	$0.33
October 31, 2015	$0.70	$0.44	$0.90	$0.55

On April 20, 2016, the closing price of our common shares on the TSX was Cdn$0.26 per common share and on the NYSE was US$0.19 per common share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares, no par value, are traded on the TSX and the NYSE under the symbol “DXI”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

DXI Energy Inc. (formerly Dejour Energy Inc.) is incorporated under the laws of British Columbia, Canada. The Company was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the Company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued in British Columbia under the Business Corporations Act (British Columbia) (the “Act”). Effective March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc.

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 20, 2016, 36,509,953 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,843,000), net of the present value of the residual reserves ($636,000), or $7,207,000 at December 31, 2015.

Bank Credit Facility

On November 24, 2014 and amended on March 16, 2015 and July 6, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 are due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at December 31, 2015, the maximum amount of the credit facility was $1.1 million of which $148,000 was drawn. At January 25, 2016, the credit facility was paid off in full.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2015, DEAL was in compliance of its working capital ratio requirement.

Acquisition of additional 24% working interest in Drake/Woodrush, northeastern British Columbia, Canada

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 1,920,000 common shares at a price of $1.01 per share for $1,939,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 400,000 common shares included in the above.

HEC loan to the Company

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at December 31, 2015, the maximum $4.5 million had been advanced to the Company. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest.

HVI loan to the Company

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. In the event of default, all the indebtedness secured by the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at December 31, 2015, the maximum $2.0 million had been advanced to the Company. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by the Company will be subject to Canadian withholding tax at the rate of 25% under the Canada Tax Act, subject to any reduction in the rate of withholding to which the U.S. Holder is entitled under the Treaty. For example, if the U.S. Holder is entitled to benefits under the Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. The rate of Canadian withholding tax for such U.S. Holder will generally be further reduced under the Treaty to 5% if such holder is a corporation that beneficially owns at least 10% of the voting shares of the Company, and may be further reduced to nil if such holder is a qualifying pension TRUST i/o fund.

Dispositions

A U.S. Holder will not be subject to tax under the Canada Tax Act on any capital gain realized on a disposition of a common share (including a deemed disposition on death), unless the common share is or is deemed to be “taxable Canadian property” to the U.S. Holder for the purposes of the Canada Tax Act.

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

Credit risk arises from credit exposure to receivables due from joint operating partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint operating partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2015 and 2014, no accounts receivable has been deemed uncollectible or written off during the year.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2015, $Nil of accounts receivable are past due.

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

The following are the contractual maturities of financial liabilities as at December 31, 2015:

(CA$ thousands)	Carrying amount	2016
	$	$
Accounts payable and accrued liabilities	2,985	2,985
Bank credit facility	147	147
	3,132	3,132

For the contractual maturities of loans from related parties as at December 31, 2015, see note 19 to the 2015 consolidated financial statements for details. And, for the contractual maturities of financial contract liability as at December 31, 2015, see note 13 to the 2015 consolidated financial statements for details.

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2015 and 2014.

The Company was exposed to the following foreign currency risk at December 31:

(CA$ thousands)	2015	2014
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	13	1,128
Accounts receivable	1,439	25
Accounts payable and accrued liabilities	(1,623)	(109)
Balance sheet exposure	(171)	1,044

The following foreign exchange rates applied for the year ended and as at December 31:

	2015	2014
December 31, reporting date rate	1.3840	1.1601
YTD average USD to CAD	1.2786	1.1048

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $17,000 at December 31, 2015 (2014 - $104,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2015, the Company was exposed to interest rate fluctuations on the bank credit facility and the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2015 would have increased or decreased net loss by $78,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2015 and 2014.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2015 would have decreased or increased net loss by $141,000. The Company had no commodity contracts in place at December 31, 2015.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2015, the Company was in compliance with the working capital covenant for its bank credit facility.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2015.

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

As of the end of the fiscal year ended December 31, 2015, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (“COSO Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.	Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2015 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

ITEM 16.	[ RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have a financial expert, as defined by the US Securities and Exchange Commission, serving on the Company’s “Audit Committee”. In 2011, the Company adopted “International Financial Reporting Standards” (“IFRS”) to comply with Canadian public company reporting standards. The Audit Committee members do not, as yet, have sufficient

ITEM 16B.	CODE OF ETHICS

The Board of Directors of the Company has adopted a Code of Conduct and Ethics that outlines the Company’s values and its commitment to ethical business practices in every business transaction. This code applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates. A copy of the Company’s Code of Business Conduct and Ethics is available on the Company’s website at www.dxienergy.com.

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

During the fiscal year ended December 31, 2015, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2015 and December 31, 2014. During these years, BDO Canada LLP was our external auditors.

	Year ended	Year ended
	December 31, 2015	December 31, 2014
	$	$
Audit Services (1)	161,000	160,730
Audit Related Services (2)	-	19,500
Tax Services (3)	9,200	9,200
All Other Fees (4)	15,258	12,959

NOTES:

(1)

Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2015 and 2014, the services provided in this category included consultation on accounting and audit-related matters and review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2015 and 2014, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2015 and 2014, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2015.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2015.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Section 110 of the NYSE Company Guide permits the NYSE to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE listing criteria, and to grant exemptions from NYSE listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is one holder of common shares issued, outstanding and entitled to vote, represented in person or by proxy.

Proxy Delivery Requirement: NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

In addition, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 110 of the NYSE Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.dxienergy.com. Information contained on its website is not part of this annual report.

ITEM 16H	– MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants, dated March 9, 2016

Consolidated Balance Sheets at December 31, 2015 and 2014

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2015, 2014 and 2013.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2015, 2014 and 2013.

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013.

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2015 and 2014

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013.	F-1 - F-39

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2015 and 2014

NUMBER	DESCRIPTION
1.1	Articles (1)
1.2	Notice of Articles (1)
1.3	Certificate of Continuation (1)
1.4	Notice of Alteration (1)
1.5	Certificate of Name Change (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on October 28, 2015)
1.6	Amendment to Articles to Include Special Rights (1)
4.1	Option Plan (1)
4.2	Option Plan (Sub-Plan) (1)
4.3	Financial Contract with Bakken Drilling Fund III, LP dated December 31, 2012 (2)
4.4	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated September 10, 2013 (2)
4.5	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated February 18, 2014 (2)
4.6	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated June 16, 2014 (2)
4.7	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated June 5, 2014 (2)
4.8	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated June 27, 2014 (2)
4.9	Purchase and Sale Agreement – Drake/Woodrush area, British Columbia dated July 3, 2014 (2)
4.10	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated July 29, 2014 (2)
4.11	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated November 24, 2014 (2)
4.12	Loan Agreement between the Company and HEC dated March 12, 2015 (2)
4.13	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated March 16, 2015 (2)
4.14	Amendment No.1 to the Loan Agreement between the Company and HEC dated May 6, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on May 26, 2015)
4.15	Amendment No.2 to the Loan Agreement between the Company and HEC dated June 22, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on July 29, 2015)
4.16	Loan Agreement between the Company and HVI dated March 12, 2015 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed on July 29, 2015)
4.17	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated July 6, 2015 (incorporated herein by reference to Exhibit 99.3 on Form 6-K filed on July 29, 2015)
4.18	Amendment No.3 to the Loan Agreement between the Company and HEC dated September 28, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on October 23, 2015)

EXHIBIT
NUMBER	DESCRIPTION
4.19	Amendment No.1 to the Loan Agreement between the Company and HVI dated September 28, 2015 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed on October 23, 2015)
4.20	Amendment No.4 to the Loan Agreement between the Company and HEC dated November 18, 2015 (incorporated herein by reference to Exhibit 3 on Schedule 13D filed on January 6, 2016)
4.21	Amendment No.2 to the Loan Agreement between the Company and HVI dated November 18, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on April 18, 2016)
8.1	List of Subsidiaries (2)
12.1	Certification of CEO Pursuant to Rule 13a-14(a)*
12.2	Certification of CFO Pursuant to Rule 13a-14(a)*
13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*
15.1	Consent of BDO Canada LLP*
15.2	Consent Letter from GLJ Petroleum Consultants*
15.3	Consent Letter from Gustavson Associates*
99.1	Third Party Report on Reserves Prepared by GLJ Petroleum Consultants, Effective December 31, 2015*
99.2	Reserve Estimate and Financial Forecast as to DXI Energy’s Interests in the Kokopelli Field Area, Garfield County, Colorado, Prepared by Gustavson Associates, Effective January 1, 2016*

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Previously Filed with the Commission.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DXI Energy Inc.

Dated:	April 20, 2016	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2015

BDO

Tel: 403 266 5608
Fax: 403 233 7833
Toll-Free: 888 444 4840
www.bdo.ca

BDO Canada LLP
903 - 8th Avenue SW, Suite 620
Calgary AB T2P 0P7 Canada

Independent Auditor's Report

To the Shareholders of DXI Energy Inc.

We have audited the accompanying consolidated financial statements of DXI Energy Inc., which comprise the consolidated balance sheets as at December 31, 2015, and December 31, 2014 and the consolidated statements of comprehensive loss, changes in shareholders' equity and cash flows for the years then ended December 31, 2015, and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DXI Energy Inc. as at December 31, 2015, and December 31, 2014 and the its financial performance and its cash flows for the years ended December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2015	2014
		$	$
ASSETS
Current
Cash and cash equivalents		38	1,215
Accounts receivable		2,202	605
Prepaids and deposits		31	141
Current Assets		2,271	1,961
Non-current
Deposits		294	297
Exploration and evaluation assets	5	3,222	3,107
Property and equipment	6	21,899	17,909
Total Assets		27,686	23,274

LIABILITIES
Current
Bank credit facility	8	147	1,955
Accounts payable and accrued liabilities		2,985	3,515
Loans from related parties	9	1,000	-
Warrant liability	10	1	755
Derivative liability	9,11	1,226	216
Financial contract liability	13	7,207	-
Current Liabilities		12,566	6,441
Non-current
Loans from related parties	9	4,727	-
Decommissioning liability	12	3,825	3,709
Financial contract liability	13	-	2,739
Total Liabilities		21,118	12,889
SHAREHOLDERS' EQUITY
Share capital	14	97,162	97,132
Contributed surplus		10,438	9,674
Deficit		(105,150)	(98,042)
Accumulated other comprehensive income (loss)		4,118	1,621
Total Shareholders' Equity		6,568	10,385
Total Liabilities and Shareholders' Equity		27,686	23,274

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	F-4

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2015	2014	2013
		$	$	$
REVENUES
Gross revenues		8,579	9,049	9,317
Royalties		(1,483)	(1,488)	(1,811)
Total Revenues, net of royalties	21	7,096	7,561	7,506

EXPENSES
Operating and transportation		3,843	4,099	3,398
Amortization, depletion and impairment losses	7	4,189	6,515	3,630
General and administrative		2,246	3,493	3,384
Financing expenses		1,117	1,168	1,182
Stock based compensation		771	1,270	348
Foreign exchange loss		288	286	505
Loss on settlement of loan facility		-	388	-
Loss on disposal of E&E assets		-	318	185
(Gain) loss on disposal of property and equipment		6	(1,909)	107
Change in fair value of warrant liability	10	(754)	78	(1,101)
Change in fair value of derivative liability	9, 11	(2,245)	-	(264)
Loss on debt extinguishment	9	1,398	-	-
(Gain) loss on financial contract liability	13	3,348	(918)	(1,268)
Total Expenses		14,207	14,788	10,106

Loss before other items		(7,111)	(7,227)	(2,600)
Other income		3	24	23

Loss for the year		(7,108)	(7,203)	(2,577)

Other Comprehensive Income
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		2,497	1,107	1,082

Comprehensive loss		(4,611)	(6,096)	(1,495)

Loss per common share - basic and diluted(1)	16	(0.19)	(0.20)	(0.09)

(1) Basic and diluted income (loss) per common share based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-five share consolidation (note 16).

The accompanying notes are an integral part of these consolidated financial statements.	F-5

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2015		36,480,427	97,132	9,674	(98,042)	1,621	10,385
Issue of shares on exercise of options	14	29,898	23				23
Contributed surplus reallocated on exercise of options	14		7	(7)			-
Stock-based compensation				771			771
Loss					(7,108)		(7,108)
Foreign currency translation adjustment						2,497	2,497
Adjustment due to fractional rounding		(372)	-				-
Balance as at December 31, 2015		36,509,953	97,162	10,438	(105,150)	4,118	6,568

Balance as at January 1, 2014		29,783,274	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs		2,600,000	1,920				1,920
Shares issued via acquisition of property, net of issuance costs		1,920,000	1,890				1,890
Issue of shares on exercise of options and warrants		2,177,153	2,232				2,232
Contributed surplus reallocated on exercise of warrants			70				70
Contributed surplus reallocated on exercise of options			746	(746)			-
Stock-based compensation				1,270			1,270
Loss					(7,203)		(7,203)
Foreign currency translation adjustment						1,107	1,107
Balance as at December 31, 2014		36,480,427	97,132	9,674	(98,042)	1,621	10,385

Balance as at January 1, 2013		29,783,274	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation				348			348
Net loss					(2,577)		(2,577)
Foreign currency translation adjustment						1,082	1,082
Balance as at December 31, 2013		29,783,274	90,274	9,150	(90,839)	514	9,099

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	F-6

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2015	2014	2013
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year		(7,108)	(7,203)	(2,577)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		4,189	6,515	3,630
Non-cash financing expenses		661	1,010	1,012
Stock based compensation		771	1,270	348
Non-cash foreign exchange on financial contract liability		594	371	462
Loss on settlement of loan facility		-	388	-
Loss on disposal of E&E assets		-	318	185
(Gain) loss on disposal of property and equipment		6	(1,909)	107
Change in fair value of derivative liability		(2,245)	-	(264)
Change in fair value of warrant liability		(754)	78	(1,101)
Loss on debt extinguishment		1,398	-	-
(Gain) loss on financial contract liability		3,348	(918)	(1,268)
Amortization of deferred leasehold inducement		-	(20)	(12)
Cash flows from (used in) operations		860	(100)	522
Changes in operating working capital	16	204	(481)	440
Total Cash Flows from (used in) Operating Activities		1,064	(581)	962
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		2	150	(55)
E&E expenditures		(106)	(120)	(249)
Additions to property and equipment		(5,632)	(3,714)	(1,792)
Proceeds from sale of E&E assets		-	412	284
Proceeds from sale of property and equipment		-	4,136	477
Changes in investing working capital	16	(2,289)	1,507	(76)
Total Cash Flows from (used in) Investing Activities		(8,025)	2,371	(1,411)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facility		(1,807)	(945)	(3,057)
Advance (repayment) of loans from related parties		7,500	-	-
Advance (repayment) of loan facility		-	(3,820)	2,971
Advance (repayment) of financial contract liability		-	(772)	(468)
Shares issued on exercise of warrants and options		23	2,232	-
Shares issued for cash, net of share issue costs		-	2,225	-
Changes in financing working capital	16	68	-	-
Total Cash Flows from (used in) Financing Activities		5,784	(1,080)	(554)

CHANGE IN CASH AND CASH EQUIVALENTS		(1,177)	710	(1,003)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,215	505	1,508

CASH AND CASH EQUIVALENTS, END OF YEAR		38	1,215	505

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these consolidated financial statements.	F-7

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), under the symbol “DXI.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 9, 2016.

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

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $10.3 million, which includes the loans from related parties of $1.0 million, and an accumulated deficit of $105.2 million. Excluding the non-cash derivative liability of $1.2 million, the adjusted working capital deficiency was $9.1 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million (note 13).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

(c)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial liabilities are measured at fair value, as explained in the accounting policies in note 3.

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by the Company’s entities.

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and subsidiaries controlled by the Company. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. All intra-group balances, transactions, income and expenses are eliminated in full on consolidation.

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output of the joint arrangement would be classified as a joint operation and accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2015, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2014 – 99%).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

The Company’s other financial liabilities comprise accounts payable and accrued liabilities, bank credit facility, loans from related parties and financial contract liability. These liabilities are initially recognized at fair value, net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method, which ensures that any financing expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Any revision to the amount or timing of cash flows related to an instrument is reflected in its carrying amount by computing the present value of the revised cash flows at the instrument’s initial effective interest rate. The change in carrying amount is reflected in profit or loss of the period. Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within 30 days from receipt of invoice.

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

For outstanding warrants at each reporting period, the change in the fair value of the liability between reporting periods is recorded in the consolidated statement of comprehensive income (loss). As warrants are exercised, immediately before exercise, the liability on these exercised warrants is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income (loss). Upon exercise, the re-measured warrant liability on these exercised warrants is eliminated and there is an offsetting entry to share capital.

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets are carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

(m)	Adoption of new and amended standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these amendments applied for the first time in 2015, they did not have a material impact on the annual consolidated financial statements of the Company.

(n)	Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2016 or later periods.

The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Future accounting pronouncements (continued)

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time.

IFRS 15, “Revenue from Contract with Customers”. In May 2014, the IASB issued the standard to replace IAS 18 “Revenues”, IAS 11 “Construction Contracts”, and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted.

IFRS 16, “Leases”. In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

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

At December 31, 2015, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2015, the Company has two CGUs in Canada (Drake/Woodrush and Saddle Hills) and one CGU in the United States (Kokopelli) – Note 6.

Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. See note 9 for the basis of valuation of loans from related parties and warrants issued in the year.

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2014	70	18,298	18,368
Additions	4	116	120
Change in decommissioning provision	192	-	192
Disposals	-	(3,758)	(3,758)
Foreign currency translation and other	-	1,192	1,192
Balance at December 31, 2014	266	15,848	16,114
Additions	3	103	106
Change in decommissioning provision	12	-	12
Foreign currency translation and other	-	3,031	3,031
Balance at December 31, 2015	281	18,982	19,263

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2014	-	(15,087)	(15,087)
Impairment losses	-	(88)	(88)
Disposals	-	3,028	3,028
Foreign currency translation and other	-	(860)	(860)
Balance at December 31, 2014	-	(13,007)	(13,007)
Impairment losses (Note 7)	-	(534)	(534)
Foreign currency translation and other	-	(2,500)	(2,500)
Balance at December 31, 2015	-	(16,041)	(16,041)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2014	266	2,841	3,107
At December 31, 2015	281	2,941	3,222

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2015, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

The E&E asset impairment is $534,000 and $88,000 for the year ended December 31, 2015 and December 31, 2014, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amounts. The recoverable amount was the higher of fair value less costs to sell or value in use. The fair value was estimated based on comparable market prices for which the asset could be sold in an arm’s length transaction, less estimated costs to sell. There was no recoverable amount on expired leases.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	24,550	14,279	325	39,154
Additions	6,898	250	13	7,161
Change in decommissioning provision	733	81	-	814
Disposals	-	(5,493)	(121)	(5,614)
Foreign currency translation and other	-	853	2	855
Balance at December 31, 2014	32,181	9,970	219	42,370
Additions	1,164	4,467	1	5,632
Change in decommissioning provision	31	10	-	41
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	2,206	(3)	2,203
Balance at December 31, 2015	33,376	16,653	179	50,208

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2014	(17,333)	(1,157)	(278)	(18,768)
Amortization and depletion	(2,447)	(402)	(18)	(2,867)
Impairment losses	(3,560)	-	-	(3,560)
Disposals	-	705	108	813
Foreign currency translation and other	-	(78)	(1)	(79)
Balance at December 31, 2014	(23,340)	(932)	(189)	(24,461)
Amortization and depletion (Note 7)	(2,434)	(213)	(8)	(2,655)
Impairment losses (Note 7)	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(230)	4	(226)
Balance at December 31, 2015	(26,774)	(1,375)	(160)	(28,309)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2014	8,841	9,038	30	17,909
At December 31, 2015	6,602	15,278	19	21,899

Canadian Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2015 included estimated future development costs of $Nil (December 31, 2014 - $683,000; December 31, 2013 - $899,000) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2015, the Company capitalized $180,000 (December 31, 2014 – $138,000) of general and administrative costs related to its Canadian oil and gas interests.

In light of the continued declines in forward commodity prices for oil and natural gas, impairment tests were conducted at December 31, 2015 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell.

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Below are the following forward commodity price estimates used in the December 31, 2015 impairment test:

	Natural gas	NGL	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2016	2.76	60.79	55.86
2017	3.27	68.48	64.00
2018	3.45	73.17	68.39
2019	3.63	78.91	73.75
2020	3.81	84.30	78.79
2021	3.90	88.12	82.35
2022	4.10	94.41	88.24
2023	4.30	100.71	94.12
2024	4.50	103.24	96.48
2025	4.60	105.30	98.41
Each benchmark price increased on average approximately 2% thereafter

For the year ended December 31, 2015, the Company recorded an impairment of $1,000,000 (December 31, 2014 - $3,560,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

United States Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2015 included estimated future development costs of $86.4 million (December 31, 2014 - $95.0 million; December 31, 2013 - $258.8 million) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2015, the Company capitalized $65,000 (December 31, 2014 – $198,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2015 and December 31, 2014, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. The Company determined the recoverable amount of the CGU based on the cash flows from oil and gas reserves and determined there was no impairment at December 31, 2015 and December 31, 2014.

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2015	2014	2013
	$	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	534	88	547

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	2,655	2,867	2,554
Impairment losses (Note 6)	1,000	3,560	529
	4,189	6,515	3,630

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – BANK CREDIT FACILITY

On November 24, 2014 and amended on March 16, 2015 and July 6, 2015, DEAL renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 were due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at December 31, 2015, the maximum amount of the credit facility was $1.1 million of which $147,000 was drawn. At January 25, 2016, the credit facility was repaid in full.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at December 31, 2015, DEAL was in compliance with its working capital ratio requirement.

NOTE 9 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months.

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $77,000 were expensed immediately.

As a result of the loan modification in November 2015, a loss on extinguishment is recognized as follows:

$
Face value of loan liability	4,500
Fair value of loan liability	(3,414)
Fair value of derivative liability	(2,253)
Loss on extinguishment	(1,167)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the year ended December 31, 2015, the Company recorded an unrealized gain on the derivative liability of $1,404,000 (year ended December 31, 2014 - $Nil). The following key inputs to obtain the valuation are as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(a)	Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

As at	December 31,	November 18,
	2015	2015
Exercise price	$0.45	$0.45
Share price	$0.22	$0.44
Expected volatility	95%	91%
Expected life	2.88 years	3 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	0.69%

As at December 31, 2015, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	3,414	2,253
Accretion expense	92	-
Interest paid	(42)	-
Change in fair value	-	(1,404)
Balance at December 31, 2015	3,464	849

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest (note 9(b)).

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for up to $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 9(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months.

The Company has determined that the fair value of the loan should be disclosed together with an embedded derivative liability. The fair value of the loan was determined by applying a risk-adjusted rate of 25% to discount the monthly repayments and coupon payments over the three-year life of the loan. The embedded derivative was estimated using an option pricing model. Related financing costs of $34,000 were expensed immediately.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As a result of the loan modification in November 2015, a loss on extinguishment is recognized as follows:

$
Face value of loan liability	2,000
Fair value of loan liability	(1,230)
Fair value of derivative liability	(1,002)
Loss on extinguishment	(232)

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the year ended December 31, 2015, the Company recorded an unrealized gain on the derivative liability of $625,000 (year ended December 31, 2014 - $Nil). The following key inputs to obtain the valuation are as follows:

As at	December 31,	November 18,
	2015	2015
Exercise price	$0.45	$0.45
Share price	$0.22	$0.44
Expected volatility	95%	91%
Expected life	2.88 years	3 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.49%	0.69%

As at December 31, 2015, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	1,230	1,002
Accretion expense	51	-
Interest paid	(19)	-
Change in fair value	-	(625)
Balance at December 31, 2015	1,262	377

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest (note 9(a)).

(c)	Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan are repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. As at December 31, 2015, $1,000,000 had been advanced to the Company.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
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

	#	$
Balance at January 1, 2013	4,259,540	1,425
Change in fair value	-	(1,101)
Balance at December 31, 2013	4,259,540	324
Granted, investor warrants	1,200,000	355
Warrants expired	(1,540,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	3,919,540	755
Warrants expired	(1,200,000)	-
Change in fair value	-	(754)
Balance at December 31, 2015	2,719,540	1

The fair value of these investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31,	December 31,	December 31,
	2015	2014	2013
Exercise price	$2.00	$1.92	$2.00
Share price	$0.16	$0.90	$0.60
Expected volatility	75%	78%	70%
Expected life	1.42 years	1.99 years	2.55 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.82%	0.67%	0.7%

NOTE 11 – DERIVATIVE LIABILITY

An embedded derivative liability in the amount of $Nil related to 1,318,333 incentive share purchase warrants attached to the original $3.5 million loan facility (repaid in full on June 30, 2014) was realized in full with the expiry of the warrants on July 22, 2015. The derivative liability was carried at fair value through profit and loss and the instrument was re-measured at each reporting date using an option pricing model. For the year ended December 31, 2015, the Company recorded an unrealized gain on the derivative liability of $216,000 (December 31, 2014 - $Nil).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2014	1,092	120	1,212
Change in estimated future cash flows	370	6	376
Additions	2,076	76	2,152
Disposals	-	(104)	(104)
Actual costs incurred and other	-	11	11
Unwinding of discount	59	3	62
Balance at December 31, 2014	3,597	112	3,709
Change in estimated future cash flows	46	3	49
Additions	-	8	8
Actual costs incurred and other	(16)	20	4
Unwinding of discount	52	3	55
Balance at December 31, 2015	3,679	146	3,825
(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2015:
Discount rate	1.37%	2.16%
Inflation rate	2.00%	2.00%

As at December 31, 2014:
Discount rate	1.71%	2.20%
Inflation rate	2.00%	2.00%

NOTE 13 – FINANCIAL CONTRACT LIABILITY

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – FINANCIAL CONTRACT LIABILITY (continued)

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

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,843,000), net of the present value of the residual reserves ($636,000), or $7,207,000, as follows:

$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
3,859
Add: Adjustment to financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207

The increase in the financial contract liability was due to (1) the significant decline in the value of residual reserves and (2) the upward movement of foreign exchange rate at the year-end.

NOTE 14 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SHARE CAPITAL (continued)

Issued and outstanding

	# of shares	$ of shares
Balance at January 1, 2013 and 2014	29,783,274	90,274
Issue of shares on exercise of warrants and options	2,177,153	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	1,920,000	1,890
Shares issued via private placement, net of issuance costs	2,600,000	1,920
Balance at December 31, 2014	36,480,427	97,132
Issue of shares on exercise of options	29,898	23
Contributed surplus reallocated on exercise of options	-	7
Adjustment due to fractional rounding	(372)	-
Balance at December 31, 2015	36,509,953	97,162

On October 30, 2015, the Company’s common shares were consolidated on a one-for-five basis. All shares and per share amounts in these consolidated financial statements have been adjusted retroactively for all periods presented to reflect the effects of the share consolidation.

During the year ended December 31, 2014, the Company completed the following:

On August 14, 2014, the Company completed a private placement of 1,200,000 units at US$1.25 per unit. Each unit consists of one common share and one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$1.75 per common share until December 31, 2015. Gross proceeds raised were $1,640,000 (US$1,500,000). In connection with this private placement, the Company paid other related costs of $64,000. The grant date fair value of the warrants, estimated to be $355,000, has been recognized as a derivative financial liability (Note 10). Issue costs of $14,000 related to the warrants were expensed. If at any time prior to April 14, 2015, the Company issues any common shares at a price that is less than US$1.25, then as long as the subscribers to the August 14, 2014 private placement hold any shares, the Company will issue to the subscribers, at no additional cost, that number of shares as is determined by the following formula:

Number of	=	(US$1.25 – New Subscription Price (in US$))	x	Number of shares held by the
additional shares		New Subscription Price (in US$)		subscriber prior to the issuance

The Company considers the protection feature to have a nil value at initial recognition and year-end because of the zero probability of any equity financing taking place prior to April 14, 2015.

In July 2014, the Company closed the acquisition of an additional 24% working interest in the Drake/Woodrush oilfield in Northeastern B.C. to increase its working interest to 99%. As consideration for the purchase, the Company issued 1,920,000 common shares at a price of $1.01 per share for $1,939,000. In connection with this acquisition, the Company paid other related costs of $49,000. A company controlled by the CEO of the Company (“HEC”) sold its 5% working interest in the Drake/Woodrush property for 400,000 common shares.

In January 2014, the Company completed a private placement of 1,400,000 common shares at $0.55 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 180,000 common shares of this offering.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

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

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2013	2,877,933	1.45
Options granted	750,000	0.91
Options cancelled	(1,183,800)	1.95
Options forfeited	(319,625)	1.50
Balance at January 1, 2014	2,124,508	0.98
Options granted	3,397,788	1.26
Options exercised (Note 14)	(2,037,154)	1.01
Options forfeited	(510,826)	1.01
Options expired	(34,011)	1.00
Balance at December 31, 2014	2,940,305	1.27
Options granted	709,897	0.79
Options exercised (Note 14)	(29,898)	0.78
Options cancelled	(2,828,551)	1.16
Options forfeited	(651,015)	1.00
Balance at December 31, 2015	140,738	1.20

Details of the stock options as at December 31, 2015 are as follows:

		Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.80 to $0.90	20,000	0.80	1.25	20,000	0.80	1.25
$1.00 to $1.45	120,738	1.26	1.69	114,082	1.26	1.70
	140,738	1.20	1.62	134,082	1.20	1.64

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)	Stock Options (continued)

For the year ended December 31	2015	2014	2013

Fair value at grant date	$0.25	$0.60	$0.35

Exercise price	$0.79	$1.25	$0.90
Share price	$0.79	$1.25	$0.90
Expected volatility	76.45%	84.51%	81.18%
Expected option life	1.12 years	2.23 years	1.42 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.49%	1.09%	1.01%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 5.40% (2014 – 6.07% and 2013 – 6.48%) is used when recording stock based compensation.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2013	5,810,519	2.20
Warrants granted	1,458,333	1.20
Balance at December 31, 2013	7,268,852	2.11
Warrants granted	1,200,000	2.03
Warrants exercised	(140,000)	1.20
Warrants expired	(2,362,409)	2.47
Balance at December 31, 2014	5,966,443	1.98
Warrants granted	13,000,000	0.45
Warrants expired	(3,246,903)	1.84
Balance at December 31, 2015	15,719,540	0.85

Details of the share purchase warrants as at December 31, 2015 are as follows:

		Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	4.93	-	-	-
$2.00 US	2,719,540	2.78	1.43	2,719,540	2.78	1.43
	15,719,540	0.85	4.32	2,719,540	2.78	1.43

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

During the year ended December 31, 2015, 1,200,000 US$1.75 warrants and 2,046,903 warrants denominated in C$ expired unexercised.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)	Changes in working capital consisted of the following:

	Year ended December 31
	2015	2014	2013
	$	$	$
Changes in working capital:
Accounts receivable	(1,597)	226	(282)
Prepaids and deposits	110	(92)	42
Accounts payable and accrued liabilities	(530)	892	604
	(2,017)	1,026	364

Comprised of:
Operating activities	204	(481)	440
Investing activities	(2,289)	1,507	(76)
Financing activities	68	-	-
	(2,017)	1,026	364

Other cash flow information:
Cash paid for interest	417	138	176
Income taxes paid	-	-	-

(b)	Per share amounts:

Basic loss per share amounts has been calculated by dividing the net loss for the year attributable to the shareholders’ of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as the stock options and share purchase warrants were anti-dilutive. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Year ended December 31,
	2015	2014	2013
Weighted average common shares outstanding
Basic	36,492,207	35,424.818	29,783,275
Diluted	36,492,207	35,424,818	29,783,275

(c)	The Company had the following non-cash transaction:

	Year ended December 31,
	2015	2014	2013
	$	$	$
Non-cash financing for acquisition of property and equipment (note 6)	-	3,440	-
Non-cash financing for drilling operations of property and equipment (note 12)	-	-	443

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015, 2014 and 2013 and in addition to the loans from related parties (note 9), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $473,000 (2014 - $1,092,000 and 2013 - $1,173,000) and non-cash stock-based compensation of $464,000 (2014 - $823,000 and 2013 - $302,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2015 is $200,000 (December 31, 2014 - $200,000 and December 31, 2013 - $Nil) owing to the two officers of the Company.

(b)	Included in interest and other income is $Nil (2014 - $15,000 and 2013 - $21,200) received from the companies controlled by officers of the Company for rental income.

(c)

Interest expenses of $343,000 (2014 - $Nil and 2013 - $Nil) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 9).

NOTE 18 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2015	2014	2013
	$	$	$
Loss before income taxes	(7,108)	(7,203)	(2,577)
Corporate tax rate	26.00%	25.50%	25.21%

Expected tax recovery	(1,848)	(1,837)	(649)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	(989)	122	(352)
Impact of foreign exchange rate changes	(3,005)	(792)	(452)
Change in unrecognized deferred tax assets	4,509	4,224	2,251
Stock based compensation and expiry of losses	509	(187)	(197)
Non taxable/deductible amounts	824	(1,530)	(601)
Deferred income tax recovery	-	-	-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 18 – INCOME TAXES (continued)

	2015	2014	2013
	$	$	$
Deferred income tax assets
Non-capital losses available	26,547	23,039	20,026
Capital losses available	1,072	1,072	1,072
Resource tax pools in excess of net book value	3,726	3,062	2,495
Share issue costs and others	1,133	797	153
Unrecognized deferred tax assets	32,478	27,970	23,746

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2015	2014	2013
	$	$	$
Canada:
Exploration and development expenditures	16,657	17,927	15,050
Unamortized share issue costs	455	648	858
Capital losses	8,242	8,242	8,242
Non-capital losses	29,148	28,846	24,918
	54,502	55,663	49,068

United States:
Exploration and development expenditures	18,560	11,697	17,039
Undeducted expenses	2,737	1,685	-
Non-capital losses	57,400	38,949	36,112
	78,697	52,331	53,151

Total	133,199	107,994	102,219

The exploration and development expenditures at December 31, 2015 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2026	24	2,793	2,817
2027	3,792	3,722	7,514
2028	4,674	280	4,954
2029	3,373	3,604	6,977
2030	2,070	3,061	5,131
2031	2,408	3,082	5,490
2032	4,372	8,391	12,763
2033	2,167	17,888	20,055
2034	3,966	13,973	17,939
2035	2,303	606	2,909
	29,149	57,400	86,549

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 19 – COMMITMENTS

The following is a summary of the Company’s contractual obligations and commitments as at December 31, 2015:

	Payments Due by Period
	1 Year	2-3 Years	Total
	$
Debt repayments(1)	2,155	5,345	7,500
Operating leases	99	64	163
	2,254	5,409	7,663
(1) Long-term and current portion of loans from related parties

NOTE 20 – PERSONNEL EXPENSES

The aggregate compensation expense of key management was as follows:

	Year ended December 31
	2015	2014	2013
	$	$	$
Salaries, benefits and fees	473	1,092	1,173
Non-cash stock-based compensation	464	823	302
	937	1,915	1,475
Capitalized portion of salaries and fees	-	(127)	(251)
	937	1,788	1,224

NOTE 21 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada			United States			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$	$	$	$
Year ended December 31
Revenues	6,606	5,952	6,039	490	1,609	1,467	7,096	7,561	7,506
Segmented income (loss)	(1,769)	(8,259)	(1,552)	(5,339)	1,056	(1,025)	(7,108)	(7,203)	(2,577)
Amortization, depletion and impairment losses	3,441	6,020	2,714	748	495	916	4,189	6,515	3,630
Interest expense	500	659	669	525	429	486	1,025	1,088	1,155
Capital expenditures	1,167	6,915	37	4,570	366	2,341	5,737	7,281	2,378

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

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 22 – DETERMINATION OF FAIR VALUES (continued)

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

At December 31, 2015 and December 31, 2014, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2015 and December 31, 2014:

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2015	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	38	38	38	-	-
Accounts receivable	2,202	2,202	2,202	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,985	2,985	2,985	-	-
Bank credit facility	147	147	147	-	-
Loans from related parties (current)	1,000	1,000	-	-	1,000
Loans from related parties (long-term)	6,500	4,727	-	-	4,727

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2014	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	1,215	1,215	1,215	-	-
Accounts receivable	605	605	605	-	-

Financial Liabilities:
Bank credit facility	1,955	1,955	1,955
Accounts payable and accrued liabilities	3,515	3,515	3,515	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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

Credit risk arises from credit exposure to receivables due from joint operating partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint operating partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2015 and 2014, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2015, the Company’s receivables consist of $1,483,000 (2014 - $57,000) from joint operating partners, $710,000 (2014 - $409,000) from oil and natural gas marketers and $9,000 (2014 - $139,000) from other trade receivables.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2015, $Nil (2014 - $Nil) of accounts receivable are past due.

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

The following are the contractual maturities of financial liabilities as at December 31, 2015:

	Carrying amount	2016
	$	$
Accounts payable and accrued liabilities	2,985	2,985
Bank credit facility	147	147
	3,132	3,132

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(b)	Liquidity Risk (continued)

For the contractual maturities of loans from related parties as at December 31, 2015, see note 19 for details. And, for the contractual maturities of financial contract liability as at December 31, 2015, see note 13 for details.

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2015 and 2014.

The Company was exposed to the following foreign currency risk at December 31:

	2015	2014
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	13	1,128
Accounts receivable	1,439	25
Accounts payable and accrued liabilities	(1,623)	(109)
Balance sheet exposure	(171)	1,044

The following foreign exchange rates applied for the year ended and as at December 31:

	2015	2014
December 31, reporting date rate	1.3840	1.1601
YTD average USD to CAD	1.2786	1.1048

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $17,000 at December 31, 2015 (2014 - $104,000 decrease of net loss and 2013 - $82,000 increase of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2015, the Company was exposed to interest rate fluctuations on the bank credit facility and the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2015 would have increased or decreased net loss by $78,000. The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2015 and 2014.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2015 and 2014
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 23 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2015 would have decreased or increased net loss by $141,000. The Company had no commodity contracts in place at December 31, 2015.

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

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2015, the Company was in compliance with the working capital covenant for its bank credit facility (Note 8).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2015.

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

The Company’s 2015, 2014 and 2013 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2015. The conversion rate used per Bank of Canada is 1.3840.

(a)	Net proved oil and gas reserves

As at December 31, 2015, the Company’s oil and gas reserves are located in both Canada and the United States.

GLJ Petroleum Consultants (“GLJ”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Oil and Gas Properties, Dejour Energy (Alberta) Ltd.”, is dated February 25, 2016 and has an effective date of December 31, 2015.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated February 25, 2016 and has an effective date of January 1, 2016.

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

Net reserves are DXI Energy royalty and working interest remaining reserves, less all Crown, freehold, and overriding royalties and interests that are not owned by DXI Energy.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2015

Net Proved Developed and
Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2014	155	3	1,435	397	207	1,759	30,323	7,021	155	207	1,762	31,758	7,418
Extensions and Improved Recovery	77	-	44	85	-	-	-	-	77	-	-	44	85
Technical Revisions	-	(1)	158	25	(47)	(342)	(2,227)	(760)	-	(47)	(343)	(2,069)	(735)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	(732)	(122)	(154)	(1,363)	(26,479)	(5,930)	-	(154)	(1,363)	(27,211)	(6,052)
Production	(103)	(1)	(479)	(184)	-	(5)	(135)	(28)	(103)	-	(6)	(614)	(212)
December 31, 2015	129	1	426	201	6	49	1,482	303	129	6	50	1,908	504

Developed Producing	129	1	426	201	4	35	1,197	239	129	4	36	1,623	440
Developed Non-producing	-	-	-	-	2	14	285	64	-	2	14	285	64
Undeveloped	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	129	1	426	201	6	49	1,482	303	129	6	50	1,908	504

(1)	Canada – Decrease in Total Proved Oil Reserves of 26 Mbbls and Natural Gas Reserves of 1,009 MMcf:

During the year ended December 31, 2015, the reduction in light and medium oil reserves and natural gas reserves was primarily as a result of a significantly lower 12-month average trailing oil and natural gas prices.

(2)	United States – Decrease in Total Proved Natural Gas Liquids Reserves of 1,710 Mbbls and Natural Gas Reserves of 28,841 MMcf:

During the year ended December 31, 2015, the reduction in natural gas liquids reserves and natural gas reserves was primarily as a result of a significantly lower 12-month average trailing oil and natural gas prices, and the loss of proved undeveloped reserves at Kokopelli due to the failure to meet economic criteria.

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2014

Net Proved Developed and
Proved Undeveloped Reserves

	Canada				United State s				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2013	114	2	466	194	590	3,596	86,611	18,621	114	590	3,598	87,077	18,815
Extensions	22	1	385	87	-	-	-	-	22	-	1	385	87
Technical Revisions	32	-	60	42	(1)	3	33	8	32	(1)	3	93	50
Acquisitions	44	2	774	175	-	-	-	-	44	-	2	774	175
Dispositions	-	-	-	-	(381)	(1,839)	(56,318)	(11,606)	-	(381)	(1,839)	(56,318)	(11,606)
Economic Factors	-	-	-	-	-	-	23	4	-	-	-	23	4
Production	(57)	(2)	(250)	(101)	(1)	(1)	(26)	(6)	(57)	(1)	(3)	(276)	(107)
December 31, 2014	155	3	1,435	397	207	1,759	30,323	7,021	155	207	1,762	31,758	7,418

Developed Producing	128	2	822	267	1	8	136	32	128	1	10	958	299
Developed Non-producing	27	1	613	130	12	101	1,738	403	27	12	102	2,351	533
Undeveloped	-	-	-	-	194	1,650	28,449	6,586	-	194	1,650	28,449	6,586
Total	155	3	1,435	397	207	1,759	30,323	7,021	155	207	1,762	31,758	7,418

(1)	Canada – Increase in Total Proved Oil Reserves of 41 Mbbls and Natural Gas Reserves of 969 MMcf:

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

(b)	Capitalized Costs

	December 31,	December 31,	December 31,
(CA$ thousands)	2015	2014	2013
	$	$	$
Canada
Proved oil and gas properties	33,377	32,181	24,550
Unproved oil and gas properties	281	266	70
Total capital costs	33,658	32,447	24,620
Accumulated depletion and depreciation	(15,473)	(13,040)	(10,593)
Accumulated impairment	(11,300)	(10,300)	(6,740)
Net capitalized costs	6,885	9,107	7,287

United States
Proved oil and gas properties	16,650	9,970	14,279
Unproved oil and gas properties	18,980	15,848	18,298
Total capital costs	35,630	25,818	32,577
Accumulated depletion and depreciation	(639)	(343)	(463)
Accumulated impairment	(16,775)	(13,596)	(15,781)
Net capitalized costs	18,216	11,879	16,333

Total
Proved oil and gas properties	50,027	42,151	38,829
Unproved oil and gas properties	19,261	16,114	18,368
Total capital costs	69,288	58,265	57,197
Accumulated depletion and depreciation	(16,112)	(13,383)	(11,056)
Accumulated impairment	(28,075)	(23,896)	(22,521)
Net capitalized costs	25,101	20,986	23,620

(c)	Costs Incurred

	December 31,	December 31,	December 31,
(CA$ thousands)	2015	2014	2013
	$	$	$
Canada
Property acquisition costs (1)
Proved oil and gas properties	41	56	17
Unproved oil and gas properties	-	-	-
Exploration costs (2)	3	4	115
Development costs (3)	1,123	3,395	4
Capital Expenditures	1,167	3,455	136

United States
Property acquisition costs (1)
Proved oil and gas properties	4	4	45
Unproved oil and gas properties	31	43	56
Exploration costs (2)	72	73	79
Development costs (3)	4,463	246	1,720
Capital Expenditures	4,570	366	1,900

Total
Property acquisition costs (1)
Proved oil and gas properties	45	60	62
Unproved oil and gas properties	31	43	56
Exploration costs (2)	75	77	194
Development costs (3)	5,586	3,641	1,724
Capital Expenditures	5,737	3,821	2,036

(1)	Acquisitions are not net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled
(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

	For the years ended December 31,
(CA$ thousands)	2015	2014	2013
	$	$	$
Canada
Oil and gas sales, net of royalties	6,606	5,952	6,038
Operating costs and capital taxes	(2,576)	(2,669)	(2,386)
Transportation costs	(681)	(443)	(462)
Depletion, depreciation and accretion	(2,434)	(2,448)	(2,037)
Income taxes (1)	-	-	-
Results of operations	915	392	1,153

United States
Oil and gas sales, net of royalties	490	1,609	1,467
Operating costs and capital taxes	(586)	(987)	(549)
Transportation costs	-	-	-
Depletion, depreciation and accretion	(213)	(406)	(502)
Income taxes (1)	-	-	-
Results of operations	(309)	216	416

Total
Oil and gas sales, net of royalties	7,096	7,561	7,505
Operating costs and capital taxes	(3,162)	(3,656)	(2,935)
Transportation costs	(681)	(443)	(462)
Depletion, depreciation and accretion	(2,647)	(2,854)	(2,539)
Income taxes (1)	-	-	-
Results of operations	606	608	1,569

(1)	DXI Energy is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2015 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2015 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2015 is presented below:

As at December 31, 2015
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	7,636	7,342	14,978
Future production, abandon and salvage costs	(5,175)	(4,373)	(9,548)
Future development costs	-	(48)	(48)
Future income taxes	-	(760)	(760)
Future net cash flows	2,461	2,161	4,622
Less: 10% annual discount factor	38	(685)	(647)

Standardized measure of discounted future net cash flow	2,499	1,476	3,975

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2014 is presented below:

As at December 31, 2014
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	20,367	336,157	356,524
Future production, abandon and salvage costs	(11,623)	(106,667)	(118,290)
Future development costs	(485)	(60,480)	(60,965)
Future income taxes	-	(20,133)	(20,133)
Future net cash flows	8,259	148,877	157,136
Less: 10% annual discount factor	(956)	(108,218)	(109,174)

Standardized measure of discounted future net cash flow	7,303	40,659	47,962

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2015 are presented below:

For the Year Ended December 31, 2015
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2015	7,303	40,659	47,962

Sales and transfers of oil and gas produced, net of production costs	(3,349)	(25)	(3,374)
Net changes in sales and transfer prices, net of production costs and royalties	(6,447)	(10,485)	(16,932)
Extensions, discoveries, and improved recovery, less estimated costs	1,532	(1,273)	259
Changes in estimated future development costs	(350)	(70,030)	(70,380)
Development costs incurred	800	4,634	5,434
Revisions of quantity estimates and timing of estimated production	-	(63,709)	(63,709)
Accretion of discount	730	123,786	124,516
Net change in income taxes	-	(22,572)	(22,572)
Other	2,280	491	2,771

Ending Balance, December 31, 2015	2,499	1,476	3,975

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2014 are presented below:

For the Year Ended December 31, 2014
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2014	3,648	60,919	64,567

Sales and transfers of oil and gas produced, net of production costs	(2,840)	(21)	(2,861)
Net changes in sales and transfer prices, net of production costs and royalties	630	55,858	56,488
Extensions, discoveries, and improved recovery, less estimated costs	-	2,304	2,304
Changes in estimated future development costs	1,575	(38,806)	(37,231)
Sales of reserves in place, less estimated future costs	-	(43,182)	(43,182)
Purchase of reserves in place, less estimated future costs	3,169	-	3,169
Revisions of quantity estimates and timing of estimated production	338	3,990	4,328
Accretion of discount	365	6,644	7,009
Net change in income taxes	-	(4,076)	(4,076)
Other	418	(2,971)	(2,553)

Ending Balance, December 31, 2014	7,303	40,659	47,962