Form 20-F/A
period 2015-12-31
DXI Energy Inc.
filed 2016-04-22
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
To
FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Yes [ ] No [ x ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ]  No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ]    No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes[ x ]   No  [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ x ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued [ ]
Other [ ]	by the International Accounting Standards Board [ x ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ ]   Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ]  No [ x ]

EXPLANATORY NOTE

DXI Energy Inc. is furnishing this Form 20-F/A in order to re-file and replace Exhibit 15.1 to the Form 20-F of DXI Energy Inc. furnished to the Securities and Exchange Commission on April 21, 2016 (the “Original Form 20-F”).

The Consent of BDO Canada LLP for the fiscal year ended December 31, 2015 contained in Exhibit 15.1 filed as part of the Original Form 20-F was not correct. The sole purpose of this Form 20-F/A is to re-file the Exhibit 15.1 in order to provide the correct consent.

Except to the extent set forth in this Form 20-F/A, the Original Form 20-F has not been amended and remains in effect.

DOCUMENTS FILED AS PART OF THIS FORM 20-F/A

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DXI Energy Inc.

Date: April 22, 2016	By: /s/ David Matheson
David Matheson,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
15.1	Consent of BDO Canada LLP