Form 20-F
period 2016-12-31
DXI Energy Inc.
filed 2017-04-21
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

David N. Matheson
598 - 999 Canada Place
Vancouver, British Columbia V6C 3E1
Tel: (604) 638-5050
Facsimile: (604) 638-5051
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares, without par value	OTCQB

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:
44,808,286 common shares as at December 31, 2016 and April 20, 2017

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

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to the marketability and price of oil and natural gas being affected by factors outside our control;

•	risks related to world oil and natural gas prices being quoted in U.S. dollars and our production revenues being adversely affected by an appreciation in the Canadian dollar;

•	risks related to our ability to execute projects being dependent on factors outside our control;

•	risks related to oil and gas exploration having a high degree of risk and exploration efforts failing;

•	risks related to cumulative unsuccessful exploration efforts;

•	risks related to oil and natural gas operations involving hazards and operational risks;

•	risks related to seasonal factors and unexpected weather;

•	risks related to competition in the oil and gas industry;

•	risks related to the fact that we do not control all of the assets that are used in the operation of our business;

•	risks related to our ability to market oil and natural gas depending on its ability to transport the product to market;

•	risks related to high demand for drilling equipment;

•	risks related to title to our properties;

•	risks related to our ability to continue to meet its oil and gas lease or license obligations;

•	risks related to our anticipated substantial capital needs for future oil and gas exploration, development and acquisitions;

•	risks related to our cash flow from reserves not being sufficient to fund its ongoing operations;

•	risks related to covenants in issued debt restricting the ability to conduct future financings;

•	risks related to renewal or refinancing;

•	risks related to our being exposed to third party credit risks;

•	risks related to our being able to find, acquire, develop and commercially produce oil and natural gas;

•	risks related to our properties not producing as projected;

•	risks related to our estimated reserves being based upon estimates;

•	risks related to future oil and gas revenues not resulting in revenue increases;

•	risks related to our managing growth;

•	risks related to our being dependent on key personnel;

•	risks related to our reliance on strategic relationships;

•	risks related to uncertainty regarding realization of planned completion/testing programs;

•	risks related to our operations being subject to federal, state, local and other laws, controls and regulations;

•	risks related to uncertainty regarding claims of title and right of aboriginal people;

•	risks related to environmental laws and regulations;

•	risks related to our being a public company;

•	risks related to our being a foreign private issuer;

•	risks related to our not having paid dividends to date; and

•	risks related to our stock price being volatile.

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

	Canadian Dollars Per One U.S. Dollar
	2016	2015	2014	2013	2012
Average for the period	1.3248	1.2787	1.1045	1.0299	0.9996

	March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
High for the period	1.3505	1.3248	1.3438	1.3556	1.3582	1.3403
Low for the period	1.3279	1.3004	1.3030	1.3120	1.3337	1.3104

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 20, 2017 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn$1.3480.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas
bbl	barrel	Mcf	thousand cubic feet
bbls	barrels	MCFD	thousand cubic feet per day
BOPD	barrels per day	MMcf	million cubic feet
Mbbls	thousand barrels	MMcf/d	million cubic feet per day
Mmbtu	million British thermal units	Mcfe	Thousand cubic feet of gas equivalent

Other
AECO	Virtual pricing point for all natural gas delivered anywhere within the Province of Alberta on Trans- Canada’s pipeline system known as NOVA and traded under the provisions of the NOVA Inventory Transfer Service. Reported in Cdn$ per gigajoule
BOE	Barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of 6 Mcf to one barrel.
BOE/D	Barrels of oil equivalent per day.
BCFE	Billion cubic feet equivalent.
MBOE	Thousand barrels of oil equivalent.
NYMEX	New York Mercantile Exchange.
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing Oklahoma for crude oil of standard grade.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2012 – 2016 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Professional Accountants, for the years ended December 31, 2016, 2015, 2014, 2013, and 2012.

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

The following table is a summary of selected audited consolidated financial information of the Company for each of the four most recently completed financial years. The information presented is presented in accordance with IFRS:

(CA$ thousands, except per share data)	Years Ended December 31,
	2016	2015	2014	2013	2012
Net Oil and Gas Revenue	$4,073	$7,096	$7,561	$7,506	$5,766
Net Loss for the Year	($5,486)	($7,108)	($7,203)	($2,577)	($11,753)
Loss Per Share	($0.13)	($0.19)	($0.20)	($0.10)	($0.40)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	42,095	36,492	35,425	29,783	28,211
Weighted Avg. Shares, diluted (,000)	42,095	36,492	35,425	29,783	28,211
Year-end Shares (,000)	44,808	36,510	36,480	29,783	29,783
Working Capital (Deficiency)	($11,075)	($10,295)	($4,480)	($8,908)	($8,557)
Resource properties and equipment	$20,182	$25,121	$21,016	$23,667	$25,033
Long-term Liabilities	$9,120	$8,552	$6,448	$6,107	$6,622
Share Capital	$98,111	$97,162	$97,132	$90,274	$90,274
Retained Earnings (Deficit)	($110,636)	($105,150)	($98,042)	($90,839)	($88,262)
Total Assets	$21,260	$27,686	$23,274	$25,499	$27,573
Net Assets	$1,546	$6,568	$10,385	$9,099	$10,245

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Adoption of New and Amended Accounting Standards

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Although these amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Company.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

An investment in a company engaged in oil and gas exploration involves an unusually high amount of risk, both unknown and known, present and potential, including, but not limited to the risks enumerated below. An investment in our common shares is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of the entire loss of their investment should purchase our securities. An investor should carefully consider the risks described below and the other information that we file with the Securities and Exchange Commission (“SEC”) and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business. The risk factors set forth below and elsewhere in this annual report, and the risks discussed in our other filings with the SEC and Canadian securities regulators, may have a significant impact on our business, financial condition and/or results of operations and could cause actual results to differ materially from those projected in any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

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

World oil and natural gas prices are quoted in U.S. dollars, and the price received by Canadian producers, including us, is therefore affected by the Canadian/U.S. dollar exchange rate, which will fluctuate over time and may affect our production revenues. Significant increases in the value of the Canadian dollar would exacerbate potential negative effect and could have a material adverse effect on our financial condition and results of operations. An increase in the exchange rate for the Canadian dollar and future Canadian/U.S. exchange rates could also negatively affect the future value of our reserves as determined by independent petroleum reserve engineers.

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

As of December 31, 2016, the Company had a working capital deficiency of approximately $11.1 million, which includes the loans from related parties of $2.4 million, and an accumulated deficit of $110.6 million. Excluding the non-cash derivative liability of $0.2 million, the adjusted working capital deficiency was $10.9 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. The details of the settlement progress are described in note 12 to the consolidated financial statements. We expect to incur general and administration expenses of approximately $0.8 million over the next twelve months. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

During the year ended December 31, 2016, the Company incurred a loss of $5.5 million and has an accumulated deficit of $110.6 million. Whether and when the Company can attain profitability is uncertain. The Company also has a working capital deficiency of $11.1 million as at December 31, 2016. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2016 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

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

On January 19, 2016, the Company received a letter from the Exchange stating that it is not in compliance with the continued listing standards as it pertains to the low price of its securities. In order to maintain its listing, the Company must address how it intends to regain compliance by July 19, 2016. If the plan is accepted, the Company may be able to continue its listing but will be subject to periodic reviews by the Exchange. If the plan is not accepted or if it is accepted but the Company is not in compliance with the continued listing standards by July 19, 2016, or if the Company does not make progress consistent with the plan, the Exchange may initiate delisting procedures as appropriate. The Company’s stock was voluntarily delisted from the NYSE MKT at the close of trading on Thursday, August 4, 2016.

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

Our cash flow from our reserves may not be sufficient to fund our ongoing activities at all times and we are currently utilizing the loans from related parties to fund our working capital deficit. From time to time, we may require additional financing in order to carry out our oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause us to forfeit its interest in certain properties, not be able to take advantage of certain acquisition opportunities and reduce or terminate our level of operations. If our revenues from our reserves decrease as a result of lower oil and natural gas prices or otherwise, our ability to expend the necessary capital to replace our reserves or to maintain our production will be impaired. If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favorable terms.

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

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. We anticipate that general and administrative costs associated with regulatory compliance will continue to increase with on-going compliance requirements under the Sarbanes-Oxley Act of 2002, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the Toronto Stock Exchange and the Over-The-Counter Market (“OTC MKT”) in the future. These rules and regulations have significantly increased our legal and financial compliance costs and made some activities more time-consuming and costly. We cannot assure you that we will continue to effectively meet all of the requirements of these regulations, including Section 404 of the Sarbanes-Oxley Act and National Instrument 52-109 of the Canadian Securities Administrators. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations, or result in our principal executive officer and principal financial officer being required to give a qualified assessment of our internal control over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common shares and our ability to raise capital. These rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

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

Our common shares are traded on the Toronto Stock Exchange and the OTCQB. The market price of our common shares may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include price fluctuations of precious metals, government regulations, disputes regarding mining claims, broad stock market fluctuations and economic conditions in the United States.

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

Our common shares are traded on the Toronto Stock Exchange under the symbol “DXI” in Canada and the OTCQB Marketplace (“OTCQB”) under the symbol “DXIEF” in the U.S.

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

As of December 31, 2016, there were 44,808,286 common shares issued and outstanding. As of December 31, 2016, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds (Cdn$)
2016	Private Placement (1)	8,298,333	995,800
2015	Exercise of Options	29,898	23,000
2014	Private Placement (2)	1,400,000	770,000
	Acquisition of property (3)	1,920,000	1,939,000
	Equity Offering (4)	1,200,000	1,640,000
	Exercise of Options and Warrants	2,177,153	2,232,000

(1)

In June and July 2016, the Company completed a dual tranche private placement and 8,298,333 common shares were issued at a price of $0.12 per share for total gross proceeds of $995,800. The Company paid finders’ fees of $18,000 and other costs of $29,000 related to this offering. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

(2)

In January 2014, we completed a private placement of 1,400,000 common shares at $0.55 per share. Gross proceeds raised were $770,000. In connection with this private placement, the Company paid finders’ fees of $27,000 and other related costs of $58,000. Directors and Officers of the Company purchased 180,000 common shares of this offering.

(3)

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

(4)

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

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties
2016	Cdn$530,000 (1)
2015	Cdn$5,738,000 (2)
2014	Cdn$3,834,000 (3)

(1)

$3,000 of these funds was spent on the purchase of corporate and other assets; and $527,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2016, filed with this annual report on Form 20-F.)

(2)

$1,000 of these funds was spent on the purchase of corporate and other assets; and $5,737,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2015, filed with this annual report on Form 20-F.)

(3)

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

During the year ended December 31, 2016, the Company incurred $0.3 million for the workover related to one water disposal well at its Woodrush properties, north of Fort St. John, British Columbia. In the U.S., the Company paid $0.2 million for the ongoing Kokopelli development program in Colorado.

During the year ended December 31, 2015, the Company incurred $1.0 million to complete and tie into production the 2 infill wells that were drilled in 2015 at its Woodrush properties, north of Fort St. John, British Columbia. In the U.S., the Company paid $4.5 million to drill, case and complete its 25% working interest share of eight natural gas wells at Kokopelli in Colorado and complete a salt water disposal facility.

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

Additions to property and equipment and exploration and evaluation assets:

		Year ended December 31, 2016			Year ended December 31, 2015
(CA$ thousands)	$		% of total	$		% of total	% change

Land acquisition and retention		40	7.5%		76	1.3%	-47%
Drilling and completion		331	62.5%		3,825	66.7%	-91%
Facility and pipelines		-	0.0%		1,545	26.9%	-100%
Capitalized general and administrative		159	30.0%		292	5.1%	-46%
Total		530	100.0%		5,738	100.0%	-91%

Daily Production

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
By Product
Oil and natural gas liquids (bbls/d)	106	515	209	369
Natural gas (mcf/d)	1,327	2,773	1,666	1,764
Total (boe/d)	327	977	487	663

The decrease in oil production for the three and twelve months ended December 31, 2016 reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia.

The decrease in natural gas production for the three and twelve months ended December 31, 2016 reflects the natural decline in natural gas production at Kokopelli in Colorado. In Canada, production restriction imposed by Spectra, the transporter of the Company’s natural gas in northeastern British Columbia, further limited natural gas deliveries in Q4 2016.

B.	Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 40,128 net acres of oil and gas leases in the following regions:

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

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2017.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd. holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by mild weather conditions. Despite robust demand for petroleum products, relatively high production and inventory levels provided downward pressure on oil prices throughout most of 2016. However, recent agreements to curb production within the Organization of the Petroleum Exporting Countries (OPEC) and additional pledges by some key non-OPEC producers put upward pressure on prices at the end of 2016. In 2016, natural gas prices reached its 17-year low since 1999. Warmer-than-normal temperatures for most of 2016 and changing demand were the main drivers of natural gas prices in 2016.

Commodity price cycles are also affected by world industrial supply and demand, domestic and international commodity transportation systems, and political factors affecting construction of pipelines and exports of controversial commodities like liquid natural gas. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2017 and future years.

Employees: The Company had the equivalent of approximately 10 full-time employees and consultants during 2016.

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

Three Year History

2016

During the year ended December 31, 2016, the Company:

1.	Retired the Company’s bank loan and related credit facility with a Canadian bank;

2.	Completed a $995,800 private placement;

3.	Decreased G&A expenses for the year ended December 31, 2016 by $675,000 (30%) to $1.6 million in response to a 24% decrease in average realized prices per BOE from 2015 to 2016; and

4.	Decreased the loss for the year ended December 31, 2016 to $5.5 million from $7.1 million for the comparative period ended December 31, 2015.

2015

During the year ended December 31, 2015, the Company:

1.	Successfully completed and tied into production two new wells at the Company’s Woodrush property, north of Fort St. John, British Columbia;

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

United States vs. Foreign Sales/Assets

Net Revenue for fiscal year ended:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2014	5,952	1,609
12/31/2015	6,606	490
12/31/2016	3,190	883

Asset Location as of:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2014	11,133	12,141
12/31/2015	7,965	19,721
12/31/2016	5,639	15,621

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

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no commodity contracts in place at December 31, 2016.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2016 to be approximately $3,776,000. These obligations are expected to be settled over the next 15 years with the majority of costs incurred between 2017 and 2031.

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

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2017 and future years.

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

Canadian Oil and Gas Interests

Drake/Woodrush, Fort St. John, British Columbia

The Company’s Drake/Woodrush oilfield is located about 110 km. north of Fort St. John, British Columbia, Canada. In 2016, the Company continued its oil and gas production operations in Northeastern, British Columbia.

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2016. The conversion rate used per Bank of Canada is 1.3427.

In 2016, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Third Party Report on Reserves, Dejour Energy (Alberta) Ltd.”, is dated March 9, 2017 and has an effective date of December 31, 2016.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 31, 2017 and has an effective date of January 1, 2017.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company, and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2016 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2016 are prepared by our independent qualified reserve evaluators, GLJ and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2016, the Company’s reserve committee was composed of: Ross Gorrell, Ronnie Bozzer and James Dai. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	46	-	501	1
United States	-	7	917	40
Undeveloped
Canada	-	-	-	-
United States	-	-	-	-
TOTAL PROVED	46	7	1,418	41

Given economic commodity prices, the Company plans to fully develop its reserves over the next five years.

Canada – Decrease in Total Proved Oil Reserves of 82 Mbbls and Increase in Total Proved Gas Reserves of 74 MMcf:

During the year ended December 31, 2016, the reduction in light and medium oil reserves was primarily a result of a lower 12-month average trailing oil and natural gas prices. The increase in natural gas reserves was due to the slower-than-expected decline in reserves for one of the natural gas wells at Woodrush.

United States – Decrease in Total Proved Natural Gas Reserves of 565 MMcf:

During the year ended December 31, 2016, the reduction in natural gas reserves was mainly attributed to the higher than normal decline in production and a result of a lower 12-month average trailing oil and natural gas prices.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2016
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2016 12-month average prices (SEC) (1)	501	46	1	783	($71)

	December 31, 2016
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2016 12-month average prices (SEC) (1)	917	7	40	1,199	$1,104

	December 31, 2016
Total (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2016 12-month average prices (SEC) (1)	1,418	46	7	41	1,982	$1,033

Reconciliation to Standardized Measure

As at December 31, 2016
(CA$ thousands)	Canada	USA	Total

Present value of estimated future net cash flows before income taxes	$(71)	$1,104	$1,033
Income taxes - discounted	-	(371)	(371)

Standardized measure of discounted future net cash flow	$(71)	$733	$662

Notes:

(1)

The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2016, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2016. The 12-month average prices (SEC) used for Canadian properties were Cdn$44.62 per barrel of oil and Cdn$1.47 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$32.50 per barrel of condensate, US$2.49 per Mcf of natural gas, and US$27.89 per barrel of NGLs.

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

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2016, which is US$1.00 = Cdn$1.3427.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2016, 2015 and 2014. Production came from our Canadian and United States properties.

Production
Fiscal Year Ended	Oil and Natural Gas Liquids (bbls)	Natural Gas (Mcf)	Total (BOE)
December 31, 2016	76,506	609,858	178,147
December 31, 2015	134,772	644,022	242,109
December 31, 2014	66,485	584,566	163,911

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2016, 2015 and 2014.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2016	43.25	2.47	27.02
December 31, 2015	52.68	2.33	35.52
December 31, 2014	87.99	5.45	55.14

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2016, 2015 and 2014.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2016	25.80	2.86	20.86
December 31, 2015	23.64	3.35	22.09
December 31, 2014	42.42	4.72	34.03

Drilling and Other Exploratory and Development Activities

During the fiscal years ended December 31, 2016 and December 31, 2015, no wells were drilled in Canada and the United States.

During the fiscal year ended December 31, 2014, we drilled the following wells in Canada and the United States:

	Net Exploratory Wells		Net Development Wells
Canada	Productive	Dry	Productive	Dry
Oil	-	-	0.99	-
Natural Gas	-	-	0.99	-
Total Wells	-	-	1.98	-

	Net Exploratory Wells		Net Development Wells
U.S.A	Productive	Dry	Productive	Dry
Natural Gas	-	-	2.00	-
Total Wells	-	-	2.00	-

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

The following tables summarizes the number of producing and non-producing wells as at December 31, 2016:

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

(3)	Includes water source wells and injection wells

(4)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

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

(1)	Includes water source wells and injection wells

(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2016 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-byproduction under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As at December 31, 2016, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	8,975	6,576	11,757	7,868	20,732	14,444
U.S.A	2,240	590	30,934	25,094	33,174	25,684
TOTAL	11,215	7,166	42,691	32,962	53,906	40,128

The Company’s net undeveloped acres as of December 31, 2016, together with expiries for the period from 2017 to 2019 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2016	Net	2017 Expirations	2018 Expirations	2019 and thereafter Expirations
Canada:
Manning	1,423	-	-	1,423
Woodrush/Hunter	6,445	4,161	694	1,590
Subtotal:	7,868	4,161	694	3,013
U.S.A:
Ashley	480	-	-	480
Book Cliffs	1,762	-	-	1,762
Dinosaur	18,971	-	-	18,971
North Rangely	1,280	1,280	-	-
Pinyon Ridge	640	-	-	640
Roan Creek	1,961	-	-	1,961
Subtotal:	25,094	1,280	-	23,814
TOTAL:	32,962	5,441	694	26,827

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2016 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the years ended December 31, 2016, 2015, and 2014 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

At December 31, 2016, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2016, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli).

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2017 or later periods.

The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time. It is anticipated that the adoption of IFRS 9 does not have material impact on the Company’s consolidated financial statements.

IFRS 15 was issued in May 2014 “Revenue from Contracts with Customers.” IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company currently expects to adopt IFRS 15 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company’s evaluation of IFRS 15 is ongoing and not complete. The IASB has issued and may issue in the future, interpretative guidance, which may cause its evaluation to change. The Company does not currently believe IFRS 15 will have a material effect on its consolidated financial statements.

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. It is anticipated that the adoption of IFRS 16 will have impact on the Company’s consolidated balance sheet due to the operating lease commitments.

A.	Operating Results

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2016, including 2015 and 2014 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2016 compared to the year ended December 31, 2015

1.	Revenues

For the year ended December 31, 2016, total revenue, before royalties, decreased by $3,771,000 or, 44%, due to a decline in combined average realized prices and a reduction in oil and natural gas production.

2.	Oil Operations

The average price received for oil sales decreased by 18% for the year ended December 31, 2016, relative to the prior year. The decrease in DXI Energy’s average realized oil price reflected lower benchmark prices in Canada and the rest of the world.

Average oil royalties paid for the year ended December 31, 2016 were lower by 27%, relative to those paid in the year ended December 31, 2015, due to lower average oil prices received in 2016.

Operating and transportation expenses for the year ended December 31, 2016 were higher, compared to the amount recorded for the year ended December 31, 2015, mainly due to the temporary closure of the contract processing terminal and the necessity to transport oil to an alternative facility further from the Woodrush oilfield.

3.	Natural Gas Operations

The average price received for gas sales increased by 6% for the year ended December 31, 2016, relative to the prior year. The increase in DXI Energy’s average realized gas price reflected the slight benchmark price recovery in both Canada and the United States.

Average gas royalties for the three and twelve months ended December 31, 2016 were higher compared to the corresponding periods of 2015. Initiation of gas production from the eight wells at Kokopelli in September 2015 contributed to the increase in royalties in both periods as the effective rate in Colorado is higher than the lower royalty rates for marginal gas production in British Columbia.

Operating and transportation expenses for the year ended December 31, 2016 were lower, relative to the amount recorded for the year ended December 31, 2015. The decline resulted from lower variable operating costs due to lower natural gas production volume at Kokopelli in Colorado. This was partially offset by the increased costs associated with to the temporary closure of the contract processing terminal and the necessity to transport oil to an alternative facility further from the Woodrush oilfield.

4.	General and Administrative Expenses

G&A expenses for fiscal 2016 were lower compared to the amount recorded for fiscal 2015. The reduction in G&A expenses for fiscal 2016 was due to the implementation of the Company’s overall cost savings plan.

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

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and current portion of loans from related parties. Management has determined that the fair value of these financial instruments approximates their carrying values due to their immediate or short-term maturity.

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

Loans from Related Parties

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4.5 million to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 is due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,142,000 for a period of 10 months. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum.

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2.0 million to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 is due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $508,000 for a period of 10 months. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum.

On September 15, 2015, as amended on January 11, 2016, March 31, 2016 and June 2, 2016, the Company issued a grid promissory note of up to $1.0 million to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016. On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1.2 million to $1.5 million. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1.5 million as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was further extended to June 30, 2017. The maximum loan amount available at December 31, 2016 was $1.5 million (December 31, 2015 - $1.0 million). During the year ended December 31, 2016, $350,000 was borrowed (2015 - $1.0 million) and $300,000 was repaid (2015 - $Nil) leaving a balance outstanding of $1.1 million at December 31, 2016.

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

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at December 31, 2016 ($7,843,000), net of the present value of the residual reserves ($617,000), or $7,226,000, as follows:

(CA$ thousands)	$
Balance at January 1, 2015 (US$2,361)		2,739
Accretion expense (US$410)		525
Foreign exchange loss		595
Adjustment to financial contract liability (US$2,436)		3,348
Balance at December 31, 2015 (US$5,207)		7,207
Accretion expense (US$222)		296
Foreign exchange gain		(214)
Adjustment to financial contract liability (US$47)		(63)
Balance at December 31, 2016 (US$5,382)		7,226

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Fund’s 77.71% working interest in the 4 wellbores in accordance with the provisions of the “put” option contract described above. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. The Company is assessing as to whether such assignment and subsequent mortgaging of working interests by the entity disentitled the Drilling Fund from exercising the “put” option which underlies the entire financial contract, and the related liability as set out in these consolidated financial statements, and whether, as a result thereof, the “put” contract option exercise was null and void as at September 30, 2016.

Working Capital Position

As at December 31, 2016 (CA$ thousands)	$
Working capital deficit		(11,075)
Non-cash derivative liability		153
Adjusted working capital deficit		(10,922)
Add: current portion of loans from related parties		2,363
Add: non-cash portion of financial contract liability		3,198
Adjusted working capital deficit (excluding loans from related parties and financial contract liability)		(5,361)

Working capital is defined as current assets less current liabilities.

As at December 31, 2016, the Company had a working capital deficit of $11.1 million. Excluding the non-cash derivative liability of $0.2 million, the adjusted working capital deficit was $10.9 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. The details of the settlement progress are described in the “Financial Contract Liability” section above. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2016 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern.

Capital Resources

a)	Canada

In 2016, the Company incurred $0.3 million for the workover related to one water disposal well at its Woodrush properties, north of Fort St. John, British Columbia. These capital expenditures were funded by cash on hand of the Company.

b)	United States

In 2016, the Company paid $0.2 million for the ongoing Kokopelli development program in Colorado and it is related to the installation of an electrical system for eight natural gas wells. The Company funded this program through the use of a combination of cash on hand and the loans from the companies associated with a director and officer of the Company.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

a)	Oil Prices

The general outlook for crude oil prices will be tied primarily to the supply response to the current price environment and the pace of growth of the global economy. Overall, crude oil price volatility and a modest price improvement are expected in 2017. Production cut agreed by OPEC members, combined with annual increases in demand growth, should support prices in the 1st half of 2017. Stronger pricing was further supported by non-OPEC countries and they also agreed to curb their production levels.

b)	Natural gas

In 2016, natural gas prices reached its 17-year low since 1999. Warmer-than-normal temperatures for most of 2016 and changing demand were the main drivers of natural gas prices in 2016.

A colder-than-usual winter in late 2016 to 2017 and improving demand could reduce the surplus natural gas inventories. As a result, shrinking inventories along with steady demand could support natural gas prices going into 2017.

E.	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2016.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2016, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2017	2018	2019	2020	2021	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	2,165	-	-	-	-	Nil	2,165
Operating lease obligations	101	13	-	-	-	Nil	114
Debt repayments	3,030	4,520	-	-	-	Nil	7,550
Interest payments	53	-	-	-	-	Nil	53
Financial contract liability(1)	7,226	-	-	-	-	Nil	7,226
Total	12,575	4,533	-	-	-	Nil	17,108

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 12 to the consolidated financial statements for details.

G.	Safe Harbor

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 67)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	3,760,004	8.39%	May 18, 2004
Craig Sturrock (3)(4) British Columbia, Canada Director (Age: 73)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	130,000	0.29%	August 22, 2005

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Dr. A. Gorrell (5)(6) British Columbia, Canada Director (Age: 72)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	10,000	0.02%	December 14, 2012
Ronnie Bozzer (3)(4)(5)(6) British Columbia, Canada Director (Age: 67)	Mr. Bozzer has extensive years of legal practice encompassing mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations.	90,000	0.20%	January 15, 2014
James Dai (3)(4)(5)(6) British Columbia, Canada Director (Age: 35)	Mr. Dai is a capital markets professional in Canada. He has an investment banking background from Raymond James and has assisted Asian investors invest over $200 million into Canadian capital markets.	-	-	March 16, 2015
David Matheson British Columbia, Canada Chief Financial Officer (Age: 67)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	600,000	1.34%	N/A

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

David Matheson: Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Chartered Professional Accountants of Canada in 1975.

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

The Board granted a total of 1,400,000 stock options to the executive officers in 2016.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2016 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation			Long Term Compensation
Name and principal position	Year	Salary ($)	Consulting Fees ($)	Bonus ($)	Awards		Payouts ($)	All other compensation ($)
					Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)
Robert Hodgkinson, Director, Chairman and Chief Executive Officer	2016 2015 2014	48,600(1) 48,600 78,000	192,000(2) 192,000 174,600	Nil Nil 100,000(4)	300,000 100,000 682,382	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Matheson, Chief Financial Officer	2016 2015 2014	200,000(3) 200,000 199,038	Nil Nil Nil	Nil Nil 100,000(4)	400,000 100,000 421,914	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Sturrock, Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 25,000 198,940	Nil Nil Nil	Nil Nil Nil	7,500(5) 8,000 8,500
Dr. A. Gorrell Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 20,000 89,726	Nil Nil Nil	Nil Nil Nil	6,000(5) 6,000 7,000
Ronnie Bozzer Director	2016 2015 2014	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 35,000 695,313	Nil Nil Nil	Nil Nil Nil	8,000(5) 8,000 8,500
James Dai Director (5)	2016 2015	Nil Nil	Nil Nil	Nil Nil	150,000 100,000	Nil Nil	Nil Nil	8,000(5) 5,500

(1)	Include an unpaid amount of $20,250 payable by the Corporation to Mr. Hodgkinson at December 31, 2016.
(2)	Include an unpaid amount of $160,000 payable by the Corporation to Mr. Hodgkinson at December 31, 2016.
(3)	Include an unpaid amount of $42,000 payable by the Corporation to Mr. Matheson at December 31, 2016.
(4)	Included in accounts payable and accrued liabilities at December 31, 2014.
(5)	Included in accounts payable and accrued liabilities at December 31, 2016.

Stock Option Grants

Name	# of Options Granted	Exercise Price per Share	Grant Date	Expiration Date
Robert Hodgkinson	300,000	$0.16	June 6, 2016	June 5, 2021
Craig Sturrock	200,000	$0.16	June 6, 2016	June 5, 2021
Dr. A. Gorrell	150,000	$0.16	June 6, 2016	June 5, 2021
Ronnie Bozzer	200,000	$0.16	June 6, 2016	June 5, 2021
James Dai	150,000	$0.16	June 6, 2016	June 5, 2021
David Matheson	400,000	$0.16	June 6, 2016	June 5, 2021

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

For the most recently completed fiscal year, each non-management director of the Company earned total compensation for services provided to the Company in his capacity as director as follows:

Name	Fees earned $
Craig Sturrock	7,500(1)
Dr. A. Gorrell	6,000(1)
Ronnie Bozzer	8,000(1)
James Dai	8,000(1)

(1)	Included in accounts payable and accrued liabilities at December 31, 2016.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2016. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2016.

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

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2016 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

Each of the primary functions of these committees is located on the Company’s website at www.dxienergy.com as follows:

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three Directors, Ronnie Bozzer (Chairman), Craig Sturrock, and James Dai.

(a)

“Responsibilities” for the Governance and Nominating Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Governance and Nominating Committee”.

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

Differences between Canadian and NYSE Governance Standards

DXI Energy’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by Canadian National Instrument 58-1-1 and National Policy 58-201 (collectively CSA Rules). The Company qualifies for and is currently listed on the OTCQB Venture Market in the OTC Markets Group in the United States. The Company qualifies for the OTCQB’s elevated status because it is a full SEC registrant in the United States. Although no longer listed on the NYSE, the Company still adheres to NYSE corporate governance standards and will continue to do so.

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

The Company had the equivalent of approximately 10 full-time employees and consultants during 2016.

E.	Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses information regarding beneficial ownership of the Company’s voting securities, consisting solely of common shares, as of April 20, 2017 by the Company’s executive officers and directors.

Name of Beneficial Owner	Number of Common Shares	Percentage of Outstanding Common Shares Owned	Number of Common Share Purchase Warrants
Robert L. Hodgkinson	3,760,004(1)	8.39%	9,000,000(1)
Craig Sturrock	130,000	0.29%	-
Dr. A. Gorrell	10,000	0.02%	-
Ronnie Bozzer	90,000	0.20%	-
James Dai	-	0%	-
David Matheson	600,000	1.34%	-
Total	4,590,004	10.24%	9,000,000

(1)

3,000,000 of these shares are owned by Hodgkinson Equities Corp., a private company controlled by Robert Hodgkinson. The remaining 760,004 shares are owned by Robert Hodgkinson. All common share purchase warrants are owned by Hodgkinson Equities Corp.

(2)	All percentages are based on 44,808,286 common shares outstanding as of April 20, 2017.

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

At the time of grant of any option, the aggregate number of common shares reserved for issuance under the Option Plan (which includes the Sub-Plan) that may be made subject to options any time and from time to time, together with common shares reserved for issuance at that time under any of our other share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares, on a non-diluted basis, on the date of grant of the option. Of this 10%, the number of common shares reserved for issuance to any one participant pursuant to the Sub-Plan in any year may not exceed 5% of our total outstanding common shares on a non-diluted basis. Common shares subject to any option (or portion thereof) under the Option Plan that has been cancelled or otherwise terminated prior to the issuance or transfer of such common shares will again be available for options under the Option Plan. The number of common shares authorized under the Option Plan may be increased, decreased or fixed by the Board of Directors. Subject to adjustment in accordance with the Sub-Plan, a maximum of 3,700,000 common shares, less those common shares issued under the Option Plan, may be issued pursuant to stock options issued under the Sub-Plan. To clarify this rule, notwithstanding the number of options permitted under the US Sub-Plan to a total of 3.7 million, the Company is still bound by its Option Plan whereby the maximum number of shares that can be awarded as options is still 10%, but within the 10% as permitted, up to 3,700,000 can be allocated to the US Sub-Plan. If a stock option terminates, is forfeited or is cancelled without the issuance of any common shares, or any common shares covered by a stock option or to which a stock option relates are not issued for any other reason, then the number of common shares counted against the aggregate number of common shares available under the Sub-Plan with respect to such stock option, to the extent of any such termination, forfeiture, cancellation or other event, will again be available for granting stock options under the Sub-Plan.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 20, 2017:

Name	# of Options Held	# of Options Vested	Exercise Price per Option	Grant Date	Expiration Date
Robert Hodgkinson	300,000	300,000	$0.16	June 6, 2016	June 5, 2021
Craig Sturrock	200,000	200,000	$0.16	June 6, 2016	June 5, 2021
Dr. A. Gorrell	150,000	150,000	$0.16	June 6, 2016	June 5, 2021
Ronnie Bozzer	200,000	200,000	$0.16	June 6, 2016	June 5, 2021
James Dai	150,000	150,000	$0.16	June 6, 2016	June 5, 2021
David Matheson	400,000	400,000	$0.16	June 6, 2016	June 5, 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 20, 2017 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 20, 2017

Title of Class	Name of Shareholder	Number of Common Shares	Percent of Common Shares
Common	Robert L. Hodgkinson (1)	3,760,004	8.39%

(1)	3,000,000 of these shares are owned by Hodgkinson Equities Corp., a private company controlled by Robert Hodgkinson. The remaining 760,004 shares are owned by Robert Hodgkinson.

All percentages are based on 44,808,286 common shares outstanding as of April 20, 2017.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 3, 2017, there were approximately 7,710 registered holders of the Company’s shares in the United States, with combined holdings of 30,305,814 common shares.

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

During the years ended December 31, 2016 and 2015, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $470,000 (2015 - $473,000) and non-cash stock-based compensation of $80,000 (2015 - $464,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2016 is $262,000 (December 31, 2015 - $200,000) owing to the two officers of the Company.

(b)

Interest expenses of $595,000 (2015 - $343,000) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company.

(c)

In 2015, the Company entered into loan agreements with a director and officer of the Company and his spouse and the private companies associated with the director and officer of the Company. The terms and conditions of these agreements are described in the “Liquidity and Capital Resources” section under Item 5 “Operating and Financial Review and Prospects”.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014	F-1 - F-38

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2016 and 2015

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

The Company’s common shares were listed on the New York Stock Exchange, or the NYSE, in the United States, under the symbol of “DXI”. The Company’s stock was voluntarily delisted from the NYSE MKT at the close of trading on Thursday, August 4, 2016. The Company’s common shares remain listed for trading on the Toronto Stock Exchange, or the TSX, in Canada, under the symbol of “DXI”. Effective August 5, 2016, the Company’s common shares are listed for trading on the OTCQB (“OTCQB”), in the United States, under the symbol of “DXIEF.”

The following table sets forth, for the periods indicated, the reported high and low prices:

	OTCQB (US$)		TSX (Cdn$)		NYSE (US$)
	High	Low	High	Low	High	Low
Annual High and Low Market Prices – Past 5
Years
Year Ended:
December 31, 2016	$0.14	$0.03	$0.37	$0.03	$0.30	$0.10
December 31, 2015	N/A	N/A	$1.10	$0.18	$0.93	$0.12
December 31, 2014	N/A	N/A	$1.80	$0.63	$1.65	$0.57
December 31, 2013	N/A	N/A	$1.30	$0.50	$1.23	$0.46
December 31, 2012	N/A	N/A	$2.95	$0.60	$2.85	$0.61

Quarterly High and Low Market Prices – Past 2
Years
Quarter Ended:
December 31, 2016	$0.08	$0.03	$0.11	$0.03	N/A	N/A
September 30, 2016	$0.14	$0.06	$0.19	$0.09	$0.18	$0.11
June 30, 2016	N/A	N/A	$0.31	$0.14	$0.26	$0.10
March 31, 2016	N/A	N/A	$0.37	$0.21	$0.30	$0.14

December 31, 2015	N/A	N/A	$0.63	$0.18	$0.70	$0.12
September 30, 2015	N/A	N/A	$0.90	$0.53	$0.67	$0.35
June 30, 2015	N/A	N/A	$0.90	$0.63	$0.80	$0.56
March 31, 2015	N/A	N/A	$1.10	$0.75	$0.93	$0.61

Monthly High and Low Market Prices – Most
Recent 6 Months
March 31, 2017	$0.07	$0.04	$0.09	$0.07	N/A	N/A
February 29, 2017	$0.08	$0.06	$0.11	$0.07	N/A	N/A
January 31, 2017	$0.09	$0.06	$0.11	$0.08	N/A	N/A
December 31, 2016	$0.08	$0.03	$0.11	$0.05	N/A	N/A
November 30, 2016	$0.07	$0.04	$0.09	$0.03	N/A	N/A
October 31, 2016	$0.08	$0.06	$0.11	$0.08	N/A	N/A

On April 20, 2017, the closing price of our common shares on the TSX was Cdn$0.08 per common share and on the OTCQB was US$0.04 per common share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares, no par value, are traded on the TSX in Canada under the symbol of “DXI” and the OTCQB in the United States under the symbol of “DXIEF”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

DXI Energy Inc. is incorporated under the laws of British Columbia, Canada. The Company was originally incorporated as “Dejour Mines Limited” on March 29, 1968 under the laws of the Province of Ontario. By articles of amendment dated October 30, 2001, the issued shares were consolidated on the basis of one (1) new for every fifteen (15) old shares and the name of the Company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one-for-three-share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued in British Columbia under the Business Corporations Act (British Columbia) (the “Act”). Effective March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. and effected a five-to-one share consolidation of its common shares. The Company’s common shares began trading on a post-consolidation basis on October 30, 2015.

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 20, 2017, 44,808,286 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at December 31, 2016 ($7,843,000), net of the present value of the residual reserves ($617,000), or $7,226,000.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Fund’s 77.71% working interest in the 4 wellbores in accordance with the provisions of the “put” option contract described above. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. The Company is assessing as to whether such assignment and subsequent mortgaging of working interests by the entity disentitled the Drilling Fund from exercising the “put” option which underlies the entire financial contract, and the related liability as set out in these consolidated financial statements, and whether, as a result thereof, the “put” contract option exercise was null and void as at September 30, 2016.

HEC loan to the Company

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4.5 million to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,142,000 for a period of 10 months. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest. As at December 31, 2016, the maximum $4.5 million had been advanced to the Company.

HVI loan to the Company

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $508,000 for a period of 10 months. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges for four months. In the event of default, all the indebtedness secured by the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest. As at December 31, 2016, the maximum $2.0 million had been advanced to the Company.

D.	Exchange Controls

There are no governmental laws, decrees, or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any remittances of dividends to United States residents are, however, subject to Canadian withholding tax at the rate of 25% under the Canadian Tax Act. However, pursuant to Article X of the reciprocal tax treaty between Canada and the United States, if the U.S. Holder is entitled to benefit under the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (a further reduction of 10% may be applicable if the shareholder is a corporation owning at least 10% of the outstanding Common Stock of the Company.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2016 and 2015, no accounts receivable has been deemed uncollectible or written off during the year.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2016, $Nil of accounts receivable are past due.

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2016 and 2015.

The Company was exposed to the following foreign currency risk at December 31:

(CA$ thousands)	2016	2015
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1	13
Accounts receivable	282	1,439
Accounts payable and accrued liabilities	(312)	(1,623)
Balance sheet exposure	(29)	(171)

The following foreign exchange rates applied for the year ended and as at December 31:

	2016	2015
December 31, reporting date rate	1.3427	1.3840
YTD average USD to CAD	1.3253	1.2786

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $3,000 at December 31, 2016 (2015 - $17,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2016, the Company was exposed to interest rate fluctuations on the bank credit facility and the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2016 would have increased or decreased net loss by $65,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2016 and 2015.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2016 would have decreased or increased net loss by $83,000. The Company had no commodity contracts in place at December 31, 2016.

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

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2016.

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

As of the end of the fiscal year ended December 31, 2016, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (2013) (“COSO Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.	Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2016 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

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

During the fiscal year ended December 31, 2016, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2016 and December 31, 2015. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2016	Year ended December 31, 2015
	$	$
Audit Services (1)	157,000	161,000
Audit Related Services (2)	16,000	-
Tax Services (3)	10,600	9,200
All Other Fees (4)	15,522	15,258

NOTES:

(1)

Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2016 and 2015, the services provided in this category included consultation on accounting and audit-related matters and review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2016 and 2015, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2016 and 2015, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2016.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2016.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Chartered Accountants, dated March 22, 2017

Consolidated Balance Sheets at December 31, 2016 and 2015

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2016, 2015 and 2014.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2016, 2015 and 2014.

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014.

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2016 and 2015

ITEM 19. EXHIBITS

Financial Statements

Description	Page
Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014.	F-1 - F-38

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2016 and 2015

EXHIBIT
NUMBER	DESCRIPTION
1.1	Articles (1)
1.2	Notice of Articles (1)
1.3	Certificate of Continuation (1)
1.4	Notice of Alteration (1)
1.5	Certificate of Name Change (2)
1.6	Amendment to Articles to Include Special Rights (1)
4.1	Option Plan (1)
4.2	Option Plan (Sub-Plan) (1)
4.3	Financial Contract with Bakken Drilling Fund III, LP dated December 31, 2012 (3)
4.4	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated September 10, 2013 (3)
4.5	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated June 16, 2014 (3)
4.6	Purchase and Sale Agreement - Drake/Woodrush area, British Columbia dated July 3, 2014 (3)
4.7	Loan Agreement between the Company and HEC dated March 12, 2015 (3)
4.8	Amendment No.1 to the Loan Agreement between the Company and HEC dated May 6, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on May 26, 2015)
4.9	Amendment No.2 to the Loan Agreement between the Company and HEC dated June 22, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on July 29, 2015)
4.10	Loan Agreement between the Company and HVI dated March 12, 2015 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed on July 29, 2015)
4.11	Credit Facility Renewal Letter between DEAL and Canadian Western Bank dated July 6, 2015 (incorporated herein by reference to Exhibit 99.3 on Form 6-K filed on July 29, 2015)
4.12	Amendment No.3 to the Loan Agreement between the Company and HEC dated September 28, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on October 23, 2015)
4.13	Amendment No.1 to the Loan Agreement between the Company and HVI dated September 28, 2015 (incorporated herein by reference to Exhibit 99.2 on Form 6-K filed on October 23, 2015)
4.14	Amendment No.4 to the Loan Agreement between the Company and HEC dated November 18, 2015 (incorporated herein by reference to Exhibit 3 on Schedule 13D filed on January 6, 2016)
4.15	Amendment No.2 to the Loan Agreement between the Company and HVI dated November 18, 2015 (incorporated herein by reference to Exhibit 99.1 on Form 6-K filed on April 18, 2016)
8.1	List of Subsidiaries (3)
12.1	Certification of CEO Pursuant to Rule 13a-14(a)*
12.2	Certification of CFO Pursuant to Rule 13a-14(a)*

EXHIBIT
NUMBER	DESCRIPTION
13.1	Certification of CEO Pursuant to 18 U.S.C. Section 1350*
13.2	Certification of CFO Pursuant to 18 U.S.C. Section 1350*
15.1	Consent of BDO Canada LLP*
15.2	Consent Letter from GLJ Petroleum Consultants*
15.3	Consent Letter from Gustavson Associates*
99.1	Third Party Report on Reserves Prepared by GLJ Petroleum Consultants, Effective December 31, 2016*
99.2	Reserve Estimate and Financial Forecast as to DXI Energy’s Interests in the Kokopelli Field Area, Garfield County, Colorado, Prepared by Gustavson Associates, Effective January 1, 2017*

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed with the commission on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed with the commission on October 28, 2015.
(3)	Previously Filed with the Commission.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DXI Energy Inc.

Dated:	April 20, 2017	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2016

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
620, 903 - 8th Avenue SW
Calgary AB T2P 0P7 Canada

Report of Independent Registered Chartered Accountants

To the Shareholders of DXI Energy Inc.

We have audited the accompanying consolidated financial statements of DXI Energy Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the statements of comprehensive loss, changes in shareholders' equity and cash flows for each of the years ended December 31, 2016, December 31, 2015 and December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DXI Energy Inc. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for each of the years ended December 31, 2016, December 31, 2015 and December 31, 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

F-2

Emphasis of Matter
Without qualifying our audit opinion, we draw attention to the Note 2 in the consolidated financial statements that indicates that the Company has a working capital deficiency of $11.1M, an accumulated deficit of $110.6M. These conditions, with the other matters described in Note 2, indicate the existence of a material uncertainty that cause substantial doubt about the Company's ability to continue as a going concern.

BDO Canada LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

/s/ BDO Canada LLP
Calgary, Alberta
April 20, 2017

F-3

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2016	2015
		$	$
ASSETS
Current
Cash and cash equivalents		141	38
Accounts receivable		672	2,202
Prepaids and deposits		19	31
Current Assets		832	2,271
Non-current
Deposits		246	294
Exploration and evaluation assets	5	970	3,222
Property and equipment	6	19,212	21,899
Total Assets		21,260	27,686

LIABILITIES
Current
Bank credit facility	8	-	147
Accounts payable and accrued liabilities		2,165	2,985
Loans from related parties	9	2,363	1,402
Warrant liability	10	-	1
Derivative liability	9	153	1,226
Financial contract liability	12	7,226	7,207
Current Liabilities		11,907	12,968
Non-current
Loans from related parties	9	4,031	4,325
Decommissioning liability	11	3,776	3,825
Total Liabilities		19,714	21,118
SHAREHOLDERS' EQUITY
Share capital	13	98,111	97,162
Contributed surplus		10,626	10,438
Deficit		(110,636)	(105,150)
Accumulated other comprehensive income		3,445	4,118
Total Shareholders' Equity		1,546	6,568
Total Liabilities and Shareholders' Equity		21,260	27,686

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these consolidated financial statements.	F-4

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2016	2015	2014
		$	$	$
REVENUES
Gross revenues		4,808	8,579	9,049
Royalties		(735)	(1,483)	(1,488)
Total Revenues, net of royalties	19	4,073	7,096	7,561

EXPENSES
Operating and transportation		2,971	3,843	4,099
Amortization, depletion and impairment losses	7	4,493	4,189	6,515
General and administrative		1,571	2,246	3,493
Financing expenses		1,579	1,117	1,168
Stock based compensation		188	771	1,270
Foreign exchange (gain) loss		(211)	288	286
Loss on settlement of loan facility		-	-	388
Loss on disposal of E&E assets		175	-	318
Loss on disposal of property and equipment		-	6	(1,909)
Change in fair value of warrant liability	10	(1)	(754)	78
Change in fair value of derivative liability	9	(1,073)	(2,245)	-
Loss on debt extinguishment		-	1,398	-
(Gain) loss on financial contract liability	12	(63)	3,348	(918)
Total Expenses		9,629	14,207	14,788

Loss before other items		(5,556)	(7,111)	(7,227)
Other income		70	3	24

Loss for the year		(5,486)	(7,108)	(7,203)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(673)	2,497	1,107

Comprehensive loss		(6,159)	(4,611)	(6,096)

Loss per common share - basic and diluted	15	(0.13)	(0.19)	(0.20)

The accompanying notes are an integral part of these consolidated financial statements.	F-5

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Note	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2016		36,509,953	97,162	10,438	(105,150)	4,118	6,568
Shares issued via private placements, net of issuance costs	13	8,298,333	949	-	-	-	949
Stock-based compensation		-	-	188	-	-	188
Loss		-	-	-	(5,486)	-	(5,486)
Foreign currency translation adjustment		-	-	-	-	(673)	(673)
Balance as at December 31, 2016		44,808,286	98,111	10,626	(110,636)	3,445	1,546

Balance as at January 1, 2015		36,480,427	97,132	9,674	(98,042)	1,621	10,385
Issue of shares on exercise of options		29,898	23	-	-	-	23
Contributed surplus reallocated on exercise of options		-	7	(7)	-	-	-
Stock-based compensation		-	-	771	-	-	771
Loss		-	-	-	(7,108)	-	(7,108)
Foreign currency translation adjustment		-	-	-	-	2,497	2,497
Adjustment due to fractional rounding		(372)	-	-	-	-	-
Balance as at December 31, 2015		36,509,953	97,162	10,438	(105,150)	4,118	6,568

Balance as at January 1, 2014		29,783,274	90,274	9,150	(90,839)	514	9,099
Shares issued via private placements, net of issuance costs		2,600,000	1,920	-	-	-	1,920
Shares issued via acquisition of property, net of issuance costs		1,920,000	1,890	-	-	-	1,890
Issue of shares on exercise of options and warrants		2,177,153	2,232	-	-	-	2,232
Contributed surplus reallocated on exercise of warrants		-	70	-	-	-	70
Contributed surplus reallocated on exercise of options		-	746	(746)	-	-	-
Stock-based compensation		-	-	1,270	-	-	1,270
Loss		-	-	-	(7,203)	-	(7,203)
Foreign currency translation adjustment		-	-	-	-	1,107	1,107
Balance as at December 31, 2014		36,480,427	97,132	9,674	(98,042)	1,621	10,385

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	F-6

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2016	2015	2014
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the year		(5,486)	(7,108)	(7,203)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		4,493	4,189	6,515
Stock based compensation		188	771	1,270
Non-cash financing expenses		961	661	1,010
Non-cash foreign exchange on financial contract liability		(211)	594	371
Loss on settlement of loan facility				388
Loss on disposal of E&E assets	5	175	-	318
Loss on disposal of property and equipment		-	6	(1,909)
Change in fair value of warrant liability		(1)	(754)	78
Change in fair value of derivative liability		(1,073)	(2,245)	-
Loss on debt extinguishment		-	1,398	-
(Gain) loss on financial contract liability		(63)	3,348	(918)
Amortization of deferred leasehold inducement				(20)
Cash flows from (used in) operations		(1,017)	860	(100)
Changes in operating working capital	15	667	204	(481)
Total Cash Flows from (used in) Operating Activities		(350)	1,064	(581)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		48	2	150
E&E expenditures		(2)	(106)	(120)
Additions to property and equipment	6	(528)	(5,632)	(3,714)
Proceeds from sale of E&E assets		84	-	412
Reclamation expenditures		(53)	-	4,136
Changes in investing working capital	15	178	(2,289)	1,507
Total Cash Flows used in Investing Activities		(273)	(8,025)	2,371
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		(147)	(1,807)	(945)
Advance of loans from related parties		350	7,500	-
Repayment of loans from related parties		(300)	-
Advance (repayment) of loan facility				(3,820)
Advance (repayment) of financial contract liability				(772)
Shares issued on exercise of warrants and options		-	23	2,232
Shares issued for cash, net of share issue costs		884	-	2,225
Changes in financing working capital	15	(61)	68	-
Total Cash Flows from Financing Activities		726	5,784	(1,080)

CHANGE IN CASH AND CASH EQUIVALENTS		103	(1,177)	710
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		38	1,215	505

CASH AND CASH EQUIVALENTS, END OF YEAR		141	38	1,215

Supplemental cash flow information - Note 15

The accompanying notes are an integral part of these consolidated financial statements.	F-7

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” and the OTCQB (“OTCQB”), under the symbol “DXIEF.” The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 20, 2017.

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

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $11.1 million, which includes the loans from related parties of $2.4 million, and an accumulated deficit of $110.6 million. Excluding the non-cash derivative liability of $0.2 million, the adjusted working capital deficiency was $10.9 million. Of this amount, $7.2 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. The details of the settlement progress are described in note 12.

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
For the Year Ended December 31, 2016 and 2015
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
For the Year Ended December 31, 2016 and 2015
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
For the Year Ended December 31, 2016 and 2015
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

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output and is accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2016, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2015 – 99%).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
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
For the Year Ended December 31, 2016 and 2015
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
For the Year Ended December 31, 2016 and 2015
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
For the Year Ended December 31, 2016 and 2015
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
For the Year Ended December 31, 2016 and 2015
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

The Company applied for the first time certain amendments, which are effective for annual periods beginning on or after January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Although these amendments applied for the first time in 2016, they did not have a material impact on the annual consolidated financial statements of the Company.

(n)	Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2017 or later periods.

The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements. The Company is currently assessing the impact, if any, of this new guidance on the Company’s future results and financial position:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Future accounting pronouncements (continued)

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time. It is anticipated that the adoption of IFRS 9 does not have material impact on the Company’s consolidated financial statement.

IFRS 15 was issued in May 2014 “Revenue from Contracts with Customers.” IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company currently expects to adopt IFRS 15 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company’s evaluation of IFRS 15 is ongoing and not complete. The IASB has issued and may issue in the future, interpretative guidance, which may cause its evaluation to change. The Company does not currently believe IFRS 15 will have a material effect on its consolidated financial statements.

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. It is anticipated that the adoption of IFRS 16 will have impact on the Company’s consolidated balance sheet due to the operating lease commitments as disclosed in note 18.

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
For the Year Ended December 31, 2016 and 2015
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

At December 31, 2016, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2016, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli) – Note 6.

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
For the Year Ended December 31, 2016 and 2015
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

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2015	266	15,848	16,114
Additions	3	103	106
Change in decommissioning provision	12	-	12
Foreign currency translation and other	-	3,031	3,031
Balance at December 31, 2015	281	18,982	19,263
Additions	2	-	2
Change in decommissioning provision	13	-	13
Disposals	-	(772)	(772)
Foreign currency translation and other	-	(768)	(768)
Balance at December 31, 2016	296	17,442	17,738

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2015	-	(13,007)	(13,007)
Impairment losses	-	(534)	(534)
Foreign currency translation and other	-	(2,500)	(2,500)
Balance at December 31, 2015	-	(16,041)	(16,041)
Impairment losses (Note 7)	-	(1,790)	(1,790)
Disposals	-	513	513
Foreign currency translation and other	-	550	550
Balance at December 31, 2016	-	(16,768)	(16,768)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2015	281	2,941	3,222
At December 31, 2016	296	674	970

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2016, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

During the year ended December 31, 2016, the Company sold its working interests in certain oil and gas leases in the areas of Colorado to unrelated third parties for gross proceeds of $84,000 (US$65,000). The loss on the disposal was $175,000.

The E&E asset impairment is $1,790,000 and $534,000 for the year ended December 31, 2016 and December 31, 2015, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2015	32,181	9,970	219	42,370
Additions	1,164	4,467	1	5,632
Change in decommissioning provision	31	10	-	41
Disposals	-	-	(38)	(38)
Foreign currency translation and other	-	2,206	(3)	2,203
Balance at December 31, 2015	33,376	16,653	179	50,208
Additions	300	225	3	528
Change in decommissioning provision	(48)	(4)	-	(52)
Foreign currency translation and other	-	(502)	-	(502)
Balance at December 31, 2016	33,628	16,372	182	50,182

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment
losses:
Balance at January 1, 2015	(23,340)	(932)	(189)	(24,461)
Amortization and depletion	(2,434)	(213)	(8)	(2,655)
Impairment losses	(1,000)	-	-	(1,000)
Disposals	-	-	33	33
Foreign currency translation and other	-	(230)	4	(226)
Balance at December 31, 2015	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion (Note 7)	(1,248)	(380)	(5)	(1,633)
Impairment losses (Note 7)	(1,070)	-	-	(1,070)
Foreign currency translation and other	-	41	1	42
Balance at December 31, 2016	(29,092)	(1,714)	(164)	(30,970)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2015	6,602	15,278	19	21,899
At December 31, 2016	4,536	14,658	18	19,212

Canadian Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2016 included estimated future development costs of $Nil (December 31, 2015 - nil; December 31, 2014 - $683,000) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2016, the Company capitalized $104,000 (December 31, 2015 – $180,000) of general and administrative costs related to its Canadian oil and gas interests.

In accordance with IFRS, impairment tests were conducted at December 31, 2016 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell. In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

F-21

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
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

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is 14.7% post tax.

Below are the following forward commodity price estimates used in the December 31, 2016 impairment test:

	Natural gas	NGL	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2017	3.46	72.11	69.33
2018	3.10	74.79	72.26
2019	3.27	78.75	75.00
2020	3.49	79.80	76.36
2021	3.67	82.37	78.82
2022	3.86	86.06	82.35
2023	4.05	89.32	85.88
2024	4.16	92.99	89.41
2025	4.24	97.59	92.94
2026	4.32	99.91	95.61
Each benchmark price increased on average approximately 2% thereafter

For the year ended December 31, 2016, the Company recorded an impairment of $940,000 (December 31, 2015 - $1,000,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

United States Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2016 included estimated future development costs of $84.0 million (December 31, 2015 - $86.4 million; December 31, 2014 - $95.0 million) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2016, the Company capitalized $14,000 (December 31, 2015 – $65,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2016 and December 31, 2015, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. The Company determined the recoverable amount of the CGU based on the cash flows from oil and gas reserves, using a discount rate of 14.7% (post tax) and determined there was no impairment at December 31, 2016 and December 31, 2015. The key inputs used included forward prices from NYMEX futures (adjusted for an inflationary factor), a discount rate of 14.7% (post tax) which was applied to the discounted cash flows and the reserves that were estimated.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2016	2015	2014
	$	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	1,790	534	88

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	1,633	2,655	2,867
Impairment losses (Note 6)	1,070	1,000	3,560
	4,493	4,189	6,515

NOTE 8 – BANK CREDIT FACILITY

As at January 1, 2016, the maximum amount of the credit facility was $1.1 million of which $147,000 was drawn. On January 25, 2016, the credit facility was repaid in full and no longer available.

NOTE 9 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,142,000 for a period of 10 months.

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
For the Year Ended December 31, 2016 and 2015
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

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the year ended December 31, 2016, the Company recorded an unrealized gain on the derivative liability of $743,000 (year ended December 31, 2015 - $1,404,000, year ended December 31, 2014 - $Nil). The following key inputs to obtain the valuation are as follows:

As at	December 31,	December 31,	November 18,
	2016	2015	2015
Exercise price	$0.45	$0.45	$0.45
Share price	$0.10	$0.22	$0.44
Expected volatility	88%	95%	91%
Expected life	1.88 years	2.88 years	3 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.76%	0.49%	0.69%

As at December 31, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	3,414	2,253
Accretion expense	92	-
Cash interest	(42)	-
Change in fair value	-	(1,404)
Balance at December 31, 2015	3,464	849
Accretion expense	715	-
Cash interest	(347)	-
Change in fair value	-	(743)
Balance at December 31, 2016	3,832	106
Current portion	(983)	(106)
Non-current portion	2,849	-

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 7(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $508,000 for a period of 10 months.

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

The derivative liability is carried at fair value through profit and loss and re-measured at each reporting date using an option pricing model. For the year ended December 31, 2016, the Company recorded an unrealized gain on the derivative liability of $330,000 (year ended December 31, 2015 - $625,000, year ended December 31, 2014 - $Nil). The following key inputs to obtain the valuation are as follows:

As at	December 31, 2016	December 31, 2015
Exercise price	$0.45	$0.45
Share price	$0.10	$0.22
Expected volatility	88%	95%
Expected life	1.88 years	2.88 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.76%	0.49%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As at December 31, 2016, the carrying value of the loan liability and derivative liability are as follows:

	Loan liability	Derivative liability
	$	$
Balance upon initial recognition	1,230	1,002
Accretion expense	51	-
Cash interest	(19)	-
Change in fair value	-	(625)
Balance at December 31, 2015	1,262	377
Accretion expense	404	-
Cash interest	(154)	-
Change in fair value	-	(330)
Balance at December 31, 2016	1,512	47
Current portion	(330)	(47)
Non-current portion	1,182	-

Other terms of the loan are:

•	the interest rate of the loan remains unchanged and the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 8.5% per annum.

(c)	Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016 and June 2, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1,200,000 to $1,500,000. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1,500,000 as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was further extended to June 30, 2017. The maximum loan amount available at December 31, 2016 was $1,500,000 (December 31, 2015 - $1,000,000). During the year ended December 31, 2016, $350,000 was borrowed (2015 - $1,000,000) and $300,000 was repaid (2015 - $Nil) leaving a balance outstanding of $1,050,000 at December 31, 2016.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
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

	#	$
Balance at January 1, 2014	4,259,540	324
Granted, investor warrants	1,200,000	355
Warrants expired	(1,540,000)	(2)
Change in fair value	-	78
Balance at December 31, 2014	3,919,540	755
Warrants expired	(1,200,000)	-
Change in fair value	-	(754)
Balance at December 31, 2015	2,719,540	1
Change in fair value	-	(1)
Balance at December 31, 2016	2,719,540	-

The fair value of these investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	December 31,	December 31,
	2016	2015
Exercise price	US$ 2.00	US$ 2.00
Share price	US$ 0.08	US$ 0.16
Expected volatility	96%	75%
Expected life	0.42 years	1.42 years
Dividends	0.0%	0.0%
Risk-free interest rate	0.85%	0.82%

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2015	3,597	112	3,709
Change in estimated future cash flows	46	3	49
Additions	-	8	8
Actual costs incurred and other	(16)	20	4
Unwinding of discount	52	3	55
Balance at December 31, 2015	3,679	146	3,825
Change in estimated future cash flows	(36)	(4)	(40)
Actual costs incurred and other	(53)	(5)	(58)
Unwinding of discount	46	3	49
Balance at December 31, 2016	3,636	140	3,776

(1) relates to property and equipment (note 6)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – DECOMMISSIONING LIABILITY

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2016:
Discount rate	1.60%	2.34%
Inflation rate	2.00%	2.00%

As at December 31, 2015:
Discount rate	1.37%	2.16%
Inflation rate	2.00%	2.00%

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

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at December 31, 2016 ($7,843,000), net of the present value of the residual reserves ($617,000), or $7,226,000, as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

$
Balance at January 1, 2015 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
Adjustment to financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at September 30, 2016 and December 31, 2016 (US$5,382)	7,226

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Fund’s 77.71% working interest in the 4 wellbores in accordance with the provisions of the “put” option contract described above. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. The Company is assessing as to whether such assignment and subsequent mortgaging of working interests by the entity disentitled the Drilling Fund from exercising the “put” option which underlies the entire financial contract, and the related liability as set out in these consolidated financial statements, and whether, as a result thereof, the “put” contract option exercise was null and void as at September 30, 2016.

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$
Balance at January 1, 2014	29,783,274	90,274
Issue of shares on exercise of warrants and options	2,177,153	2,232
Derivative liability reallocated on exercise of warrants	-	70
Contributed surplus reallocated on exercise of options	-	746
Shares issued via acquisition of property, net of issuance costs	1,920,000	1,890
Shares issued via private placement, net of issuance costs	2,600,000	1,920
Balance at December 31, 2014	36,480,427	97,132
Issue of shares on exercise of options	29,898	23
Contributed surplus reallocated on exercise of options	-	7
Adjustment due to fractional rounding	(372)	-
Balance at December 31, 2015	36,509,953	97,162
Shares issued via private placements, net of issuance costs	8,298,333	949
Balance at December 31, 2016	44,808,286	98,111

In June and July 2016, the Company completed a dual tranche private placement and 8,298,333 common shares were issued at a price of $0.12 per share for total gross proceeds of $995,800. The Company paid finders’ fees of $18,000 and other costs of $29,000 related to this offering. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
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

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2014	2,124,508	0.98
Options granted	3,397,788	1.26
Options exercised (Note 13)	(2,037,154)	1.01
Options forfeited	(510,826)	1.01
Options expired	(34,011)	1.00
Balance at December 31, 2014	2,940,305	1.27
Options granted	709,897	0.79
Options exercised (Note 13)	(29,898)	0.78
Options cancelled	(2,828,551)	1.16
Options forfeited	(651,015)	1.00
Balance at December 31, 2015	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at December 31, 2016	3,400,000	0.16

Details of the stock options as at December 31, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.16	3,400,000	0.16	4.43	3,150,000	0.16	4.43

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)	Stock Options (continued)

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2016	2015	2014

Fair value at grant date	$0.06	$0.25	$0.60

Exercise price	$0.16	$0.79	$1.25
Share price	$0.16	$0.79	$1.25
Expected volatility	80.35%	76.45%	84.51%
Expected option life	1.37 years	1.12 years	2.23 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.54%	0.49%	1.09%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.85% (2015 – 5.40% and 2014 – 6.07%) is used when recording stock based compensation.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2014	7,268,852	2.11
Warrants granted	1,200,000	2.03
Warrants exercised	(140,000)	1.20
Warrants expired	(2,362,409)	2.47
Balance at December 31, 2014	5,966,443	1.98
Warrants granted	13,000,000	0.45
Warrants exercised	(3,246,903)	1.84
Balance at December 31, 2015 and December 31, 2016	15,719,540	0.85

Details of the share purchase warrants as at December 31, 2016 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	Contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.45	13,000,000	0.45	3.93	13,000,000	0.45	3.93
$2.00 US	2,719,540	2.69	0.43	2,719,540	2.69	0.43
	15,719,540	0.84	3.32	15,719,540	0.84	3.32

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 15 – SUPPLEMENTAL INFORMATION

(a)	Changes in working capital consisted of the following:

	Year ended December 31
	2016	2015	2014
	$	$	$
Changes in working capital:
Accounts receivable	1,530	(1,597)	226
Prepaids and deposits	12	110	(92)
Accounts payable and accrued liabilities	(758)	(530)	892
	784	(2,017)	1,026

Comprised of:
Operating activities	667	204	(481)
Investing activities	178	(2,289)	1,507
Financing activities	(61)	68	-
	784	(2,017)	1,026

Other cash flow information:
Cash paid for interest	596	417	138
Income taxes paid	-	-	-

(b)	Per share amounts:

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

	Year ended December 31,
	2016	2015	2014
Weighted average common shares outstanding
Basic	42,095,366	36,492,207	35,424.818
Diluted	42,095,366	36,492,207	35,424,818

(c)	The Company had the following non-cash transaction:

	Year ended December 31,
	2016	2015	2014
	$	$	$
Non-cash financing for acquisition of property and equipment (note 6)	-	-	3,440

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016, 2015 and 2014 and in addition to the loans from related parties (note 9), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $470,000 (2015 - $473,000 and 2014 - $1,092,000) and non-cash stock-based compensation of $80,000 (2015 - $464,000 and 2014 - $823,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2016 is $262,000 (December 31, 2015 - $200,000 and December 31, 2014 - $200,000) owing to the two officers of the Company.

(b)	Included in interest and other income is $Nil (2015 - $Nil and 2014 - $15,000) received from the companies controlled by officers of the Company for rental income.

(c)

Interest expenses of $595,000 (2015 - $343,000 and 2014 - $Nil) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company (note 9).

NOTE 17 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2016	2015	2014
	$	$	$
Loss before income taxes	(5,486)	(7,108)	(7,203)
Corporate tax rate	26.59%	26.00%	25.50%

Expected tax recovery	(1,459)	(1,848)	(1,837)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	(231)	(989)	122
Impact of foreign exchange rate changes	506	(3,005)	(792)
Change in unrecognized deferred tax assets	1,290	4,509	4,224
Stock based compensation and expiry of losses	198	509	(187)
Non taxable/deductible amounts	(304)	824	(1,530)
Deferred income tax recovery	-	-	-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – INCOME TAXES (continued)

	2016	2015	2014
	$	$	$
Deferred income tax assets
Non-capital losses available	26,679	26,547	23,039
Capital losses available	1,072	1,072	1,072
Resource tax pools in excess of net book value	4,846	3,726	3,062
Share issue costs and others	1,171	1,133	797
Unrecognized deferred tax assets	33,768	32,478	27,970

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2016	2015	2014
	$	$	$
Canada:
Exploration and development expenditures	16,750	16,657	17,927
Unamortized share issue costs	292	455	648
Capital losses	8,242	8,242	8,242
Non-capital losses	30,783	29,148	28,846
	56,067	54,502	55,663

United States:
Exploration and development expenditures	17,149	18,560	11,697
Undeducted expenses	2,954	2,737	1,685
Non-capital losses	58,247	57,400	38,949
	78,350	78,697	52,331

Total	134,417	133,199	107,994

The exploration and development expenditures at December 31, 2016 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

	Canada	United States	Total
	$	$	$
2026	24	2,793	2,817
2027	3,606	3,722	7,328
2028	4,674	280	4,954
2029	3,373	3,604	6,977
2030	2,070	3,061	5,131
2031	2,408	3,082	5,490
2032	4,372	8,391	12,763
2033	2,167	17,888	20,055
2034	3,966	13,973	17,939
2035	2,292	599	2,891
2036	1,831	854	2,685
	30,783	58,247	89,030

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 17 – INCOME TAXES (continued)

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 18 – COMMITMENTS

The following is a summary of the Company’s contractual obligations and commitments as at December 31, 2016:

	Payments Due by Period
	1 Year	2-3 Years	Total
	$
Debt repayments(1)	3,030	4,520	7,500
Interest payments(2)	53	-	53
Operating leases	101	13	114
Financial contract liability	7,226	-	7,226
	10,410	4,533	14,943

(1)	Short-term and long-term loans from related parties
(2)	Fixed interest payments on loan from related parties of $1,050,000

NOTE 19 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada			United States			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$	$	$	$
Year ended December 31
Revenues, net of royalties	3,190	6,606	5,952	883	490	1,609	4,073	7,096	7,561
Segmented loss	(3,279)	(1,769)	(8,259)	(2,207)	(5,339)	1,056	(5,486)	(7,108)	(7,203)
Amortization, depletion and impairment losses	2,324	3,441	6,020	2,169	748	495	4,493	4,189	6,515
Interest expense	1,236	500	659	294	525	429	1,530	1,025	1,088
Capital expenditures	305	1,168	6,915	225	4,570	366	530	5,738	7,281

NOTE 20 – DETERMINATION OF FAIR VALUES

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
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – DETERMINATION OF FAIR VALUES (continued)

At December 31, 2016 and December 31, 2015, fair value of warrant liability is measured using the Hull-White Trinomial option pricing model with significant unobservable inputs (Level 3). The derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2016 and December 31, 2015:

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2016	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	141	141	141	-	-
Accounts receivable	672	672	672	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,165	2,165	2,165	-	-
Loans from related parties	7,550	6,394	-	-	6,394
Financial contract liability	7,226	7,226	-	-	7,226

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2015	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	38	38	38	-	-
Accounts receivable	2,202	2,202	2,202	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,985	2,985	2,985	-	-
Bank credit facility	147	147	147
Loans from related parties	7,500	5,727	-	-	5,727
Financial contract liability	7,207	7,207	-	-	7,207

NOTE 21 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 21 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2016 and 2015, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2016, the Company’s receivables consist of $244,000 (2015 - $1,483,000) from joint operating partners, $276,000 (2015 - $710,000) from oil and natural gas marketers and $152,000 (2015 - $9,000) from other trade receivables. The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2016, $Nil (2015 - $Nil) of accounts receivable are past due.

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2016 and 2015.

The Company was exposed to the following foreign currency risk at December 31:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2016 and 2015
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 21 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

	2016	2015
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	1	13
Accounts receivable	282	1,439
Accounts payable and accrued liabilities	(312)	(1,623)
Balance sheet exposure	(29)	(171)

The following foreign exchange rates applied for the year ended and as at December 31:

	2016	2015
December 31, reporting date rate	1.3427	1.3840
YTD average USD to CAD	1.3253	1.2786

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $3,000 at December 31, 2016 (2015 - $17,000 increase of net loss and 2014 - $104,000 decrease of net loss). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2016, the Company was exposed to interest rate fluctuations on the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2016 would have increased or decreased net loss by $65,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2016 and 2015.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2016 would have decreased or increased net loss by $83,000. The Company had no commodity contracts in place at December 31, 2016.

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future developments. The Company considers its capital structure to include share capital, cash and cash equivalents, and working capital. In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2016.

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

The Company’s 2016, 2015 and 2014 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2016. The conversion rate used per Bank of Canada is 1.3427.

(a)	Net proved oil and gas reserves

As at December 31, 2016, the Company’s oil and gas reserves are located in both Canada and the United States.

GLJ Petroleum Consultants (“GLJ”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Oil and Gas Properties, Dejour Energy (Alberta) Ltd.”, is dated March 9, 2017 and has an effective date of December 31, 2016.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 31, 2017 and has an effective date of January 1, 2017.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2016

Net Proved Developed and
Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2015	129	1	426	201	6	49	1,482	303	129	6	50	1,908	504
Extensions and Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	4	1	383	69	1	(8)	(525)	(95)	4	1	(7)	(142)	(26)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(24)	-	(7)	(25)	1	7	149	33	(24)	1	7	142	8
Production	(62)	(1)	(302)	(114)	(1)	(8)	(189)	(41)	(62)	(1)	(9)	(491)	(155)
December 31, 2016	47	1	500	131	7	40	917	200	47	7	41	1,417	331

Developed Producing	47	1	322	102	6	31	730	159	47	6	32	1,052	261
Developed Non-producing	-	-	178	29	1	9	187	41	-	1	9	365	70
Undeveloped	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	47	1	500	131	7	40	917	200	47	7	41	1,417	331

(1)	Canada – Decrease in Total Proved Oil Reserves of 82 Mbbls and Increase in Total Proved Natural Gas Reserves of 74 MMcf:

During the year ended December 31, 2016, the reduction in light and medium oil reserves was primarily a result of a lower 12-month average trailing oil and natural gas prices. The increase in natural gas reserves was due to the slower-than-expected decline in reserves for one of the natural gas wells at Woodrush.

(2)	United States – Decrease in Total Proved Natural Gas Reserves of 565 MMcf:

During the year ended December 31, 2016, the reduction in natural gas reserves was mainly attributed to the higher than normal decline in production and a result of a lower 12-month average trailing oil and natural gas prices.

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

(b)	Capitalized Costs

	December 31,	December 31,	December 31,
(CA$ thousands)	2016	2015	2014
	$	$	$
Canada
Proved oil and gas properties	33,628	33,377	32,181
Unproved oil and gas properties	296	281	266
Total capital costs	33,924	33,658	32,447
Accumulated depletion and depreciation	(16,722)	(15,473)	(13,040)
Accumulated impairment	(12,370)	(11,300)	(10,300)
Net capitalized costs	4,832	6,885	9,107

United States
Proved oil and gas properties	16,372	16,650	9,970
Unproved oil and gas properties	17,442	18,980	15,848
Total capital costs	33,814	35,630	25,818
Accumulated depletion and depreciation	(1,714)	(639)	(343)
Accumulated impairment	(16,768)	(16,775)	(13,596)
Net capitalized costs	15,332	18,216	11,879

Total
Proved oil and gas properties	50,000	50,027	42,151
Unproved oil and gas properties	17,738	19,261	16,114
Total capital costs	67,738	69,288	58,265
Accumulated depletion and depreciation	(18,436)	(16,112)	(13,383)
Accumulated impairment	(29,138)	(28,075)	(23,896)
Net capitalized costs	20,164	25,101	20,986

(c)	Costs Incurred

	December 31,	December 31,	December 31,
(CA$ thousands)	2016	2015	2014
	$	$	$
Canada
Property acquisition costs (1)
Proved oil and gas properties	39	41	56
Unproved oil and gas properties	-	-	-
Exploration costs (2)	2	3	4
Development costs (3)	265	1,123	3,395
Capital Expenditures	306	1,167	3,455

United States
Property acquisition costs (1)
Proved oil and gas properties	4	4	4
Unproved oil and gas properties	-	31	43
Exploration costs (2)	-	72	73
Development costs (3)	220	4,463	246
Capital Expenditures	224	4,570	366

Total
Property acquisition costs (1)
Proved oil and gas properties	43	45	60
Unproved oil and gas properties	-	31	43
Exploration costs (2)	2	75	77
Development costs (3)	485	5,586	3,641
Capital Expenditures	530	5,737	3,821

(1)	Acquisitions are not net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled
(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

	For the years ended December 31,
(CA$ thousands)	2016	2015	2014
	$	$	$
Canada
Oil and gas sales, net of royalties	3,190	6,606	5,952
Operating costs and capital taxes	(1,789)	(2,576)	(2,669)
Transportation costs	(478)	(681)	(443)
Depletion and depreciation	(1,250)	(2,434)	(2,448)
Income taxes (1)	-	-	-
Results of operations	(327)	915	392

United States
Oil and gas sales, net of royalties	883	490	1,609
Operating costs and capital taxes	(704)	(586)	(987)
Transportation costs	-	-	-
Depletion and depreciation	(380)	(213)	(406)
Income taxes (1)	-	-	-
Results of operations	(201)	(309)	216

Total
Oil and gas sales, net of royalties	4,073	7,096	7,561
Operating costs and capital taxes	(2,493)	(3,162)	(3,656)
Transportation costs	(478)	(681)	(443)
Depletion and depreciation	(1,630)	(2,647)	(2,854)
Income taxes (1)	-	-	-
Results of operations	(528)	606	608

(1)	DXI Energy is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2016 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2016 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

The Company cautions users of this information that the discounted future net cash flows relating to the proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2016 is presented below:

As at December 31, 2016
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	2,849	4,855	7,704
Future production, abandon and salvage costs	(3,148)	(2,794)	(5,942)
Future development costs	(32)	(209)	(241)
Future income taxes	-	(371)	(371)
Future net cash flows	(331)	1,481	1,150
Less: 10% annual discount factor	260	(748)	(488)

Standardized measure of discounted future net cash flow	(71)	733	662

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2015 is presented below:

As at December 31, 2015
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	7,636	7,342	14,978
Future production, abandon and salvage costs	(5,175)	(4,373)	(9,548)
Future development costs	-	(48)	(48)
Future income taxes	-	(760)	(760)
Future net cash flows	2,461	2,161	4,622
Less: 10% annual discount factor	38	(685)	(647)

Standardized measure of discounted future net cash flow	2,499	1,476	3,975

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2016 are presented below:

For the Year Ended December 31, 2016
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2016	2,499	1,476	3,975

Sales and transfers of oil and gas produced, net of production costs	(923)	(181)	(1,104)
Net changes in sales and transfer prices, net of production costs and royalties	(775)	(1,164)	(1,939)
Extensions, discoveries, and improved recovery, less estimated costs	319	(566)	(247)
Changes in estimated future development costs	(32)	-	(32)
Development costs incurred	-	308	308
Accretion of discount	250	186	436
Net change in income taxes	-	(366)	(366)
Other	(1,409)	1,040	(369)

Ending Balance, December 31, 2016	(71)	733	662

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2015 are presented below:

For the Year Ended December 31, 2015
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2015	7,303	40,659	47,962

Sales and transfers of oil and gas produced, net of production costs	(3,349)	(25)	(3,374)
Net changes in sales and transfer prices, net of production costs and royalties	(6,447)	(10,485)	(16,932)
Extensions, discoveries, and improved recovery, less estimated costs	1,532	(1,273)	259
Changes in estimated future development costs	(350)	(70,030)	(70,380)
Development costs incurred	800	4,634	5,434
Revisions of quantity estimates and timing of estimated production	-	(63,709)	(63,709)
Accretion of discount	730	123,786	124,516
Net change in income taxes	-	(22,572)	(22,572)
Other	2,280	491	2,771

Ending Balance, December 31, 2015	2,499	1,476	3,975