Form 20-F
period 2017-12-31
DXI Energy Inc.
filed 2018-04-18
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

520 - 999 Canada Place
Vancouver, British Columbia V6C 3E1
(Address of principal executive offices)

David N. Matheson
520 - 999 Canada Place
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
103,606,088 common shares as at December 31, 2017 and April 16, 2018

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

	Canadian Dollars Per One U.S. Dollar
	2017	2016	2015	2014	2013
Average for the period	1.2986	1.3248	1.2787	1.1045	1.0299

	March 2018	February 2018	January 2018	December 2017	November 2017	October 2017
High for the period	1.3088	1.2809	1.2535	1.2886	1.2888	1.2893
Low for the period	1.2830	1.2288	1.2293	1.2545	1.2683	1.2472

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 16, 2018 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn$1.2579.

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

Our selected financial data and the information in the following tables for the years ended December 31, 2013 – 2017 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Professional Accountants, for the years ended December 31, 2017, 2016, 2015, 2014, and 2013.

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

The following table is a summary of selected audited consolidated financial information of the Company for each of the four most recently completed financial years. The information presented is presented in accordance with IFRS:

(CA$ thousands, except per share data)	Years Ended December 31,
	2017	2016	2015	2014	2013
Net Oil and Gas Revenue after royalties	$2,480	$4,073	$7,096	$7,561	$7,506
Net Loss for the Year	($5,209)	($5,486)	($7,108)	($7,203)	($2,577)
Loss Per Share	($0.08)	($0.13)	($0.19)	($0.20)	($0.10)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	61,682	42,095	36,492	35,425	29,783
Weighted Avg. Shares, diluted (,000)	61,682	42,095	36,492	35,425	29,783
Year-end Shares (,000)	103,606	44,808	36,510	36,480	29,783
Working Capital (Deficiency)	($8,167)	($11,075)	($10,295)	($4,480)	($8,908)
Resource properties and equipment	$17,170	$20,182	$25,121	$21,016	$23,667
Long-term Liabilities	$7,121	$9,120	$8,552	$6,448	$6,107
Share Capital	$101,715	$98,111	$97,162	$97,132	$90,274
Retained Earnings (Deficit)	($115,845)	($110,636)	($105,150)	($98,042)	($90,839)
Total Assets	$18,809	$21,260	$27,686	$23,274	$25,499
Net Assets	$2,094	$1,546	$6,568	$10,385	$9,099

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Adoption of New and Amended Accounting Standards

There were no new or amended accounting standards or interpretations that had a significant impact on the Company’s consolidated financial statements during the year ended December 31, 2017.

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

As of December 31, 2017, the Company had a working capital deficiency of approximately $8.2 million and an accumulated deficit of $115.8 million. Of this amount, $6.8 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. The details of the settlement progress are described in note 11 to the consolidated financial statements. We expect to incur general and administration expenses of approximately $1.5 million over the next twelve months. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

During the year ended December 31, 2017, the Company incurred a loss of $5.2 million and has an accumulated deficit of $115.8 million. Whether and when the Company can attain profitability is uncertain. The Company also has a working capital deficiency of $8.2 million as at December 31, 2017. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2017 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

The Company’s stock was voluntarily delisted from the NYSE MKT at the close of trading on Thursday, August 4, 2016. Effective August 5, 2016, the Company’s stock was listed for trading on the OTCQB (“OTCQB”), in the United States, under the symbol of “DXIEF”.

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

Aboriginal peoples have claimed aboriginal title and rights in portions of Western Canada. We are not aware that any claims have been made in respect of our properties and assets. However, if a claim arose and was successful, such claim may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the process of addressing such claims, regardless of outcome, is expensive and time consuming and could result in delays which could have a material adverse effect on our business and financial results.

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

Introduction

Our executive office is located at Suite 520, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1; telephone: (604) 638-5050 and facsimile: (604) 638-5051. The contact person is: Mr. Robert L. Hodgkinson, Co-Chairman and Chief Executive Officer (email: rhodgkinson@dxienergy.com) or Mr. David Matheson, Chief Financial Officer (email: dmatheson@dxienergy.com).

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

As of December 31, 2017, there were 103,606,088 common shares issued and outstanding. As of December 31, 2017, there were no First Preferred Shares and no Second Preferred Shares issued and outstanding.

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

Financings

We have financed our operations through funds from related party loans, public/private placements of common shares, issuance of flow-through shares, common shares issued in debt settlements, and shares issued upon exercise of stock options. The following table summarizes our financings for the past three fiscal years.

Fiscal Year	Nature of Share Issuance	Number of Shares	Gross Proceeds (Cdn$)
2017	Private Placement (1)	14,371,831	1,170,000
2017	Private Placement (2)	44,425,971	2,687,000
2016	Private Placement (3)	8,298,333	995,800
2015	Exercise of Options	29,898	23,000

(1)

In December 2017, the Company completed a private placement and 8,633,166 common shares were issued at a price of $0.075 per share for gross proceeds of $647,000 and an additional 5,738,665 flow-through shares were issued for gross proceeds of $523,000 (5,091,165 at $0.09 per share and 647,500 at $0.10 per share). The Company paid finders’ fees of $51,000 and other costs of $24,000 related to this offering. 946,667 of the common shares were issued at $0.075 per share to certain creditors of the Company to settle the amounts owing to them.

(2)

In October 2017, the Company completed a private placement and 42,297,400 common shares were issued at a price of $0.06 per share for gross proceeds of $2,538,000 and additional 2,128,571 flow-through shares were issued at a price of $0.07 per share for gross proceeds of $149,000. The Company paid finders’ fees of $41,000 and other costs of $23,000 related to this offering. 21,924,067 of the common shares were issued at $0.06 per share to Directors and Officers of the Company (17,967,644) and certain creditors of the Company (3,956,423) to settle the amounts owing to them.

(3)

In June and July 2016, the Company completed a dual tranche private placement and 8,298,333 common shares were issued at a price of $0.12 per share for total gross proceeds of $995,800. The Company paid finders’ fees of $18,000 and other costs of $29,000 related to this offering. Directors and Officers of the Company purchased 3,600,000 common shares of this offering.

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties
2017	Cdn$456,000 (1)
2016	Cdn$530,000 (2)
2015	Cdn$5,738,000 (3)

(1)

$5,000 of these funds was spent on the purchase of corporate and other assets; and $451,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2017, filed with this annual report on Form 20-F.)

(2)

$3,000 of these funds was spent on the purchase of corporate and other assets; and $527,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2016, filed with this annual report on Form 20-F.)

(3)

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

During the year ended December 31, 2017, the Company incurred $0.4 million to conduct the seismic studies and exploration work for the upcoming drilling program at its Woodrush properties, north of Fort St. John, British Columbia. In the U.S., the Company paid $42,000 for the ongoing Kokopelli development program in Colorado.

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

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2017		Year ended December 31, 2016
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	54	11.8%	40	7.5%	35%
Drilling and completion	120	26.3%	331	62.5%	-64%
Facility and pipelines	19	4.2%	-	0.0%	100%
Geological and geophysical	235	51.5%	-	0.0%	100%
Capitalized general and administrative	23	5.0%	159	30.0%	-86%
Other assets	5	1.1%	-	0.0%	100%
Total	456	100.0%	530	100.0%	-14%

Daily Production

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
By Product
Oil and natural gas liquids (bbls/d)	89	106	82	209
Natural gas (mcf/d)	832	1,327	1,145	1,666
Total (boe/d)	228	327	273	487

The decrease in oil production for the three and twelve months ended December 31, 2017 reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia.

The decrease in natural gas production for the three and twelve months ended December 31, 2017 reflects the natural decline in natural gas production at Kokopelli in Colorado combined with the deliberate shut-in of certain low netback gas production at Woodrush in the 2nd half of 2017.

B.	Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 37,400 net acres of oil and gas leases in the following regions:

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

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2018.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd. holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason, drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by weather conditions and transportation restrictions. Following the two-year downturn in the oil and gas industry, the oil prices have recovered to approximately US$60.00 per barrel as at December 31, 2017 while natural gas prices paid to producers remain relatively “soft” in the Cdn$2.00 to Cdn$3.00/mcf range.

Commodity price cycles are also affected by world industrial supply and demand, domestic and international commodity transportation systems, and political factors affecting construction of pipelines and exports of controversial commodities like liquid natural gas. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2018 and future years.

Employees: The Company had the equivalent of approximately 10 full-time employees and consultants during 2017.

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

Three Year History

2017

During the year ended December 31, 2017, the Company:

1.	Reduced financing expenses by 34% to $1,039,000 from $1,579,000 for the comparative year ended December 31, 2016 as a result of refinancing the Company’s loans from related parties;

2.

Raised gross proceeds of $3,857,000 in equity, of which $2,471,000 is cash, under challenging market conditions, allowing the Company to support the ongoing development of its Drake/Woodrush properties. Of the non-cash portion of equity, $1,078,000 represented the exchange of related party debt for the Company’s shares while $308,000 represented the exchange of other debt amounts held by arm’s length parties for the Company’s shares; and

3.

On December 22, 2017, the Company signed a “Funding and Participation Agreement” (“the Agreement”) with a private U.S. based investment firm to underwrite 50% of the capital costs of at least one exploration well at its Woodrush properties in Canada, currently scheduled to commence in the 1st quarter of 2018. Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total costs of the first well of the 2018 program, through tie in, to earn a 15% Gross Overriding Royalty (“GORR”). The investment firm has the right to elect to participate in the drilling and completion of a 2nd and subsequent wells, if any, by paying 50% of the capital costs to earn a 15% GORR in the well spacing unit on a well-by-well basis.

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

6.	Reduced G&A expenses per BOE by 56% to $9.28 per BOE from $21.31 per BOE for the comparative year ended December 31, 2014.

United States vs. Foreign Sales/Assets

Net Revenue for fiscal year ended:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2015	6,606	490
12/31/2016	3,190	883
12/31/2017	1,814	666

Asset Location as of:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2015	7,965	19,721
12/31/2016	5,639	15,621
12/31/2017	4,998	13,811

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

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no forward commodity contracts in place at December 31, 2017.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2017 to be approximately $3,971,000. These obligations are expected to be settled over the next 15 years with the majority of costs incurred between 2018 and 2032.

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

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, we do not anticipate making material expenditures beyond normal compliance with environmental regulations in 2018 and future years.

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

Our executive offices are located in rented premises of approximately 1,084 sq. ft. at Suite 520, 999 Canada Place, Vancouver, British Columbia, V6C 3E1. We began occupying these facilities on September 1, 2017.

Resource Properties

Our current focus is on oil and gas properties located in the United States and Canada and currently have oil and gas leases in the following regions:

•	The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.
•	The Peace River Arch of northeastern British Columbia and northwestern Alberta, Canada.

US Oil and Gas Interests

Kokopelli, Piceance Basin

The Company owns an approximate 25% working interest in 2,200 gross acres (550 net acres) at Kokopelli, its core area of operations. In 2013, the Company drilled four (4) Williams Fork wells jointly with partners. In June 2014, the Company sold approximately 16.25% of its 25% working interest in the four wells and assigned Operatorship in Kokopelli to a Denver-based Drilling Fund. In October 2014, the Company and the Drilling Fund commenced drilling eight new wells at Kokopelli, seven of which were drilled to the base of the Williams Fork zone at 8,900 ft. The eighth well was drilled through the Williams Fork zone to the base of the Mancos formation and completed in the Mancos at approximately 11,000 ft. The Company earned a 25% working interest in the eight new wells while a consortium of Funds managed by the Drilling Fund owns the remaining 75% working interest. During 2015, the Company completed the eight wells and tied the wells into production pipelines. Initial production from the eight new wells commenced in the 4th quarter of 2015.

The Company and its partners intend to continue to develop the Kokopelli Project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

Canadian Oil and Gas Interests

Drake/Woodrush, Fort St. John, British Columbia

The Company’s Drake/Woodrush oilfield is located about 110 km. north of Fort St. John, British Columbia, Canada. In 2017, the Company continued its oil and gas production operations in Northeastern, British Columbia.

On December 22, 2017, the Company signed a “Funding and Participation Agreement” (“the Agreement”) with a private U.S. based investment firm to underwrite 50% of the capital costs of at least one exploration well at Woodrush, currently scheduled to commence in the first quarter of 2018. Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total cost of the first well of the 2018 program, through tie in, to earn a 15% Gross Overriding Royalty (“GORR”).

The investment firm has the right to elect to participate in the drilling and completion of a 2nd and subsequent wells, if any, by paying 50% of the capital costs to earn a 15% GORR in the well spacing unit on a well-by-well basis.

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2017. The conversion rate used per Bank of Canada is 1.2545.

In 2017, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Third Party Report on Reserves, Dejour Energy (Alberta) Ltd.”, is dated March 21, 2018 and has an effective date of December 31, 2017.

Gustavson Associates (“Gustavson”), independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 20, 2018 and has an effective date of January 1, 2018.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company, and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2017 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2017 are prepared by our independent qualified reserve evaluators, GLJ and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2017, the Company’s reserve committee was composed of: Stan Page, A. Ross Gorrell and Ronnie Bozzer. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	59	-	217	-
United States	-	8	978	40
Undeveloped
Canada	-	-	-	-
United States	-	235	26,630	1,078
TOTAL PROVED	59	243	27,825	1,118

Given economic commodity prices, the Company plans to fully develop its reserves over the next five years.

(1)	Canada – Increase in Total Proved Oil Reserves of 12 Mbbls:

During the year ended December 31, 2017, the slight increase in light and medium oil reserves was primarily due to lower operating expenses as this helps the economic limit lending to the positive technical revisions.

(2)	United States – Increase in Total Proved Oil and Natural Gas Reserves of 5,761 Mboe:

During the year ended December 31, 2017, the increase in total proved reserves was mainly a result of a higher 12-month average trailing oil and natural gas prices.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2017
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2017 12-month average prices (SEC) (1)	217	59	-	571	$234

	December 31, 2017
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2017 12-month average prices (SEC) (1)	27,608	243	1,118	35,774	$3,277

	December 31, 2017
Total (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2017 12-month average prices (SEC) (1)	27,825	59	243	1,118	36,345	$3,511

Reconciliation to Standardized Measure

As at December 31, 2017
(CA$ thousands)	Canada	USA	Total

Present value of estimated future net cash flows before income taxes	$234	$3,277	$3,511
Income taxes - discounted	-	(624)	(624)

Standardized measure of discounted future net cash flow	$234	$2,651	$2,885

Notes:

(1)

The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2017, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2017. The 12-month average prices (SEC) used for Canadian properties were Cdn$53.93 per barrel of oil and Cdn$1.25 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$44.95 per barrel of condensate, US$3.10 per Mcf of natural gas, and US$35.18 per barrel of NGLs.

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

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2017, which is US$1.00 = Cdn$1.2545.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2017, 2016 and 2015. Production came from our Canadian and United States properties.

Production
Fiscal Year Ended	Oil and Natural Gas Liquids (bbls)	Natural Gas (Mcf)	Total (BOE)
December 31, 2017	29,932	418,006	99,600
December 31, 2016	76,506	609,858	178,147
December 31, 2015	134,772	644,022	242,109

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2017, 2016 and 2015.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2017	56.21	2.71	28.27
December 31, 2016	43.25	2.47	27.02
December 31, 2015	52.68	2.33	35.52

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2017, 2016 and 2015.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas Liquids ($/bbls)	Natural Gas ($/Mcf)	Total ($/BOE)
December 31, 2017	30.84	3.58	24.29
December 31, 2016	25.80	2.86	20.86
December 31, 2015	23.64	3.35	22.09

Drilling and Other Exploratory and Development Activities

During the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015, no wells were drilled in Canada and the United States.

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

The following tables summarizes the number of producing and non-producing wells as at December 31, 2017:

	Producing Wells
Country	Oil		Natural Gas
	Gross	Net	Gross	Net
Canada	3	2.97	4	3.88
USA	-	-	12	2.29
Total	3	2.97	16	6.17

	Non-Producing Wells
Country	Oil (1)		Natural Gas (2)
	Gross	Net	Gross	Net
Canada	6	5.94	27	20.03
USA	-	-	-	-
Total	6	5.94	27	20.03

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

(1)	Includes water source wells and injection wells

(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2017 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-byproduction under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.
As at December 31, 2017, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	9,497	7,218	8,584	5,875	18,081	13,093
U.S.A	2,240	590	27,176	23,814	29,416	24,404
TOTAL	11,737	7,808	35,760	29,689	47,497	37,497

The Company’s net undeveloped acres as of December 31, 2017, together with expiries for the period from 2018 to 2020 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2017	Net	2018 Expirations	2019 Expirations	2020 and thereafter Expirations
Canada:
Saddle Hills/Manning	917	-	-	917
Woodrush/Hunter	4,958	2,788	-	2,170
Subtotal:	5,875	2,788	-	3,087
U.S.A:
Ashley	480	-	-	480
Book Cliffs	1,762	-	-	1,762
Dinosaur	18,971	-	-	18,971
Pinyon Ridge	640	-	-	640
Roan Creek	1,961	-	-	1,961
Subtotal:	23,814	-	-	23,814
TOTAL:	29,689	2,788		26,901

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2017 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the years ended December 31, 2017, 2016, and 2015 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

At December 31, 2017, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2017, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli).

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2018 or later periods. The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements:

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time. The Company has determined that there will not be any material impact on its consolidated financial statements as a result of the adoption of IFRS 9.

IFRS 15, “Revenue from Contracts with Customers”: the standard was issued in May 2014 and amended in April 2016. IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company currently expects to adopt IFRS 15 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has completed the evaluation of IFRS 15. It has been concluded that the adoption of IFRS 15 will not have a material effect on the Company’s consolidated financial statements.

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

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2017, including 2016 and 2015 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2017 compared to the year ended December 31, 2016

1.	Revenues

For the year ended December 31, 2017, total revenue, before royalties, decreased by $1,992,000 or, 41%, due to a decline in oil and natural gas production for the year. This was partially offset by a slight increase in combined average realized prices.

2.	Oil Operations

The average price received for oil sales increased by 30% for the year ended December 31, 2017, relative to the corresponding period of 2016. The increase in DXI Energy’s average realized oil price reflected the benchmark price recovery in Canada and the rest of the world.

Operating and transportation expenses for the year ended December 31, 2017 were higher, relative to the corresponding period of 2016, mainly due to the temporary closure of the contract processing terminal in northeastern B.C. and the necessity to transport oil to an alternative facility further from the Woodrush oilfield. In addition, the increase resulted in higher per unit costs as fixed operating costs were allocated over a lower oil production volume.

3.	Natural Gas Operations

The average price received for gas sales increased by 10% for the year ended December 31, 2017, relative to the corresponding period of 2016. The increase in DXI Energy’s average realized gas price reflected the benchmark price recovery in northeastern British Columbia and northwestern Alberta, Canada and the Piceance Basin in the United States.

Operating and transportation expenses for the year ended December 31, 2017 were higher, relative to the corresponding period of 2016, primarily due to certain fixed operating costs being allocated to reduced natural gas production volumes.

4.	General and Administrative Expenses

G&A expenses for fiscal 2017 were slightly higher compared to the amount recorded for fiscal 2016. Lower G&A expenses for fiscal 2016 was due to the capitalization of G&A expenses in 2016.

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

Loans from Related Parties

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4.5 million to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 is due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on its Canadian oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest. On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $2.0 million to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 is due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest. On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

On September 15, 2015, as amended on January 11, 2016, March 31, 2016, June 2, 2016, September 30, 2016, December 30, 2016 and June 30, 2017, the Company issued a grid promissory note of up to $1.0 million to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016. On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1.2 million to $1.5 million. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1.5 million as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was extended to June 30, 2017. On June 30, 2017, the due date of the loan was further extended to June 30, 2018. The maximum loan amount available at December 31, 2017 was $1.5 million (December 31, 2016 - $1.5 million). During the year ended December 31, 2017, $450,000 was borrowed (2016 - $50,000) and $500,000 was repaid via issuance of the Company’s common shares (2016 - $Nil) leaving a balance outstanding of $1,000,000 at December 31, 2017 (December 31, 2016 - $1,050,000).

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at December 31, 2017, Dejour USA has recorded a liability owing to the Drilling Fund of $6,752,000, as follows:

(CA$ thousands)	$
Balance at January 1, 2016 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at December 31, 2016 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752

This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

Working Capital Position

As at December 31, 2017 (CA$ thousands)	$
Working capital deficit	(8,167)
Non-cash flow-through shares liability	93
Adjusted working capital deficit	(8,074)
Add: current portion of loans from related parties	1,458
Add: non-cash portion of financial contract liability	2,988
Adjusted working capital deficit (excluding loans from related parties and financial contract liability)	(3,628)

Working capital is defined as current assets less current liabilities.

As at December 31, 2017, the Company had a working capital deficit of $8.2 million. Excluding the non-cash flow-through shares liability of $0.1 million, the adjusted working capital deficit was $8.1 million. Of this amount, $6.8 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million. The details of the settlement progress are described in the “Financial Contract Liability” section above. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2017 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern.

Capital Resources

a)	Canada

In 2017, the Company incurred $0.4 million to conduct the seismic studies and exploration work for the upcoming drilling program at its Woodrush properties, north of Fort St. John, British Columbia. These capital expenditures were funded by cash on hand of the Company.

b)	United States

In 2017, the Company paid $42,000 for the ongoing Kokopelli development program in Colorado. The Company funded this program through the use of a combination of cash on hand and the loans from the companies associated with a director and officer of the Company.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

a)	Oil Prices

The general outlook for crude oil prices will be tied primarily to the supply response to the current price environment and the pace of growth of the global economy. Overall, crude oil price volatility and a modest price improvement are expected in 2018. Agreement to extend production cuts through to the end of 2018 led by OPEC will support oil prices through 2018.

b)	Natural gas

In 2017, natural gas prices were higher than those in 2016. This was the result of consumption exceeding production and supply, leading to lower inventory level. Prices are expected to be higher again in 2018 since there is higher probability of an increase in natural gas consumption as a result of colder weather per forecast.

E.	Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2017.

F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2017, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2018	2019	2020	2021	2022	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	1,291	-	-	-	-	Nil	1,291
Debt repayments	1,000	-	-	-	6,500	Nil	7,500
Interest payments	50	-	-	-	-	Nil	50
Operating lease obligations	88	92	-	-	-	Nil	180
Financial contract liability(1)	6,752	-	-	-	-	Nil	6,752
Total	9,181	92	-	-	6,500	Nil	15,773

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 11 to the consolidated financial statements for details.

G.	Safe Harbor

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

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. Hodgkinson British Columbia, Canada Director, Chairman and Chief Executive Officer (Age: 68)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	19,963,741	19.27%	May 18, 2004
Craig Sturrock (3)(4) British Columbia, Canada Director (Age: 74)	Tax lawyer since 1971. Currently, he is a partner at Thorsteinssons LLP, and his practice focuses primarily on civil and criminal tax litigation.	307,783	0.30%	August 22, 2005
Dr. A. Gorrell (4)(5)(6) British Columbia, Canada Director (Age: 73)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	146,117	0.14%	December 14, 2012

Name, Jurisdiction of Residence and Position (1)	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Ronnie Bozzer (3)(4)(5)(6) British Columbia, Canada Director (Age: 68)	Mr. Bozzer has extensive years of legal practice encompassing mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations.	90,000	0.09%	January 15, 2014
Stan Page (3)(5)(6) Texas, United States Director (Age: 60)	Mr. Page has over 38 years of experience in the oil and gas industry. For the past 30 years, Mr. Page has held various leadership field and operation positions with major oil companies including BP America and Amoco Production Co. From 2010 to 2016, he was Senior Vice-President of US Operations for Quicksilver Resources where he provided strategic direction for engineering, geology, procurement, drilling, completion and day to day procedures.	-	-	August 30, 2017
David Matheson British Columbia, Canada Chief Financial Officer (Age: 68)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	1,863,890	1.80%	N/A

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

Stan Page: Mr. Page has over 38 years of experience in the oil and gas industry. For the past 30 years, Mr. Page has held various leadership field and operation positions with major oil companies including BP America and Amoco Production Co. From 2010 to 2016, he was Senior Vice-President of US Operations for Quicksilver Resources where he provided strategic direction for engineering, geology, procurement, drilling, completion and day to day procedures.

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

No stock options were granted to the executive officers and directors of the Company in 2017.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2017 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation			Long Term Compensation
Name and principal position	Year	Salary ($)	Consulting Fees ($)	Bonus ($)	Awards		Payouts ($)	All other compensation ($)
					Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)
Robert Hodgkinson, Director, Chairman and Chief Executive Officer	2017 2016 2015	Nil 48,600 48,600	240,600(1) 192,000 192,000	Nil Nil Nil	Nil 300,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Matheson, Chief Financial Officer	2017 2016 2015	200,000(2) 200,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil 400,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Craig Sturrock, Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 25,000	Nil Nil Nil	Nil Nil Nil	7,167(3) 7,500 8,000
Dr. A. Gorrell, Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 20,000	Nil Nil Nil	Nil Nil Nil	5,167(4) 6,000 6,000
Ronnie Bozzer, Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 200,000 35,000	Nil Nil Nil	Nil Nil Nil	7,500(5) 8,000(5) 8,000
Stan Page, Director(6)	2017	Nil	Nil	Nil	Nil	Nil	Nil	2,000(5)
James Dai, Director (7)	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 150,000 100,000	Nil Nil Nil	Nil Nil Nil	3,167 8,000 5,500

(1)	Include an unpaid amount of $40,100 payable by the Company to Mr. Hodgkinson at December 31, 2017.
(2)	Include an unpaid amount of $49,000 payable by the Company to Mr. Matheson at December 31, 2017.
(3)	Include an unpaid amount of $4,000 payable by the Company to Mr. Sturrock at December 31, 2017.
(4)	Included an unpaid amount of $3,000 payable by the Company to Dr. Gorrell at December 31, 2017.
(5)	Included in accounts payable and accrued liabilities at December 31, 2017.
(6)	Mr. Page was appointed as a director of the Company on August 30, 2017.
(7)	Mr. Dai resigned from the Board on August 30, 2017. He ceased to be a director of the Company effective that date.

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

For the most recently completed fiscal year, each non-management director of the Company earned total compensation for services provided to the Company in his capacity as director as follows:

Name	Fees earned $
Craig Sturrock	7,167(1)
Dr. A. Gorrell	5,167(2)
Ronnie Bozzer	7,500(3)
Stan Page(4)	2,000(3)
James Dai (5)	3,167

(1)	Include an unpaid amount of $4,000 payable by the Company to Mr. Sturrock at December 31, 2017.

(2)	Included an unpaid amount of $3,000 payable by the Company to Dr. Gorrell at December 31, 2017.

(3)	Included in accounts payable and accrued liabilities at December 31, 2017.

(4)	Mr. Page was appointed as a director of the Company on August 30, 2017.

(5)	Mr. Dai resigned from the Board on August 30, 2017. He ceased to be a director of the Company effective that date.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2017. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2017.

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

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2017 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

Each of the primary functions of these committees is located on the Company’s website at www.dxienergy.com as follows:

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three Directors, Ronnie Bozzer (Chairman), Craig Sturrock, and A. Ross Gorrell.

(a)

“Responsibilities” for the Governance and Nominating Committee can be found on the Company’s website at www.dxienergy.com  under “Investors/Corporate Governance/Committees and Responsibilities/Governance and nominating Committee”.

(b)

The Company’s “Charter” for the Governance and Nominating Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Governance and Nominating Committee Charter”.

Compensation Committee

The Company’s Compensation Committee is comprised of three Directors, Ronnie Bozzer (Chairman), A. Ross Gorrell, and Stan Page.

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

Audit Committee

The Company’s Audit Committee is comprised of three Directors, Craig Sturrock (Chairman), Ronnie Bozzer, and Stan Page.

(a)	“Responsibilities” for the Audit Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Audit Committee”.

(b)	The Company’s “Charter” for the Audit Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Audit Committee Charter”.

Reserves Committee

The Company has a Reserves Committee comprised of three directors, Stan Page (Chairman), A. Ross Gorrell and Ronnie Bozzer.

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

The Company had the equivalent of approximately 10 full-time employees and consultants during 2017.

E.	Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses information regarding beneficial ownership of the Company’s voting securities, consisting solely of common shares, as of April 16, 2018 by the Company’s executive officers and directors.

Name of Beneficial Owner	Number of Common Shares	Percentage of Outstanding Common Shares Owned
Robert L. Hodgkinson	19,963,741(1)	19.27%
Craig Sturrock	307,783	0.30%
Dr. A. Gorrell	146,117	0.14%
Ronnie Bozzer	90,000	0.09%
Stan Page	-	0%
David Matheson	1,863,890	1.80%
Total	22,371,531	21.60%

(1)	10,870,404 of these shares are owned by Hodgkinson Equities Corp., a private company controlled by Robert Hodgkinson. The remaining 9,093,337 shares are owned by Robert Hodgkinson.

(2)	All percentages are based on 103,606,088 common shares outstanding as of April 16, 2018.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 16, 2018:

Name	No. of Options Held	No. of Options Vested	Exercise Price per Option	Grant Date	Expiration Date
Robert Hodgkinson	300,000	300,000	$0.16	June 6, 2016	June 5, 2021
Craig Sturrock	200,000	200,000	$0.16	June 6, 2016	June 5, 2021
Craig Sturrock	400,000	400,000	$0.09	January 18, 2018	December 30, 2020
Dr. A. Gorrell	150,000	150,000	$0.16	June 6, 2016	June 5, 2021
Dr. A. Gorrell	450,000	450,000	$0.09	January 18, 2018	December 30, 2020
Ronnie Bozzer	200,000	200,000	$0.16	June 6, 2016	June 5, 2021
Ronnie Bozzer	400,000	400,000	$0.09	January 18, 2018	December 30, 2020
Stan Page	600,000	600,000	$0.09	January 18, 2018	December 30, 2020
David Matheson	400,000	400,000	$0.16	June 6, 2016	June 5, 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 16, 2018 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 16, 2018

Title of Class	Name of Shareholder	Number of Common Shares	Percent of Common Shares
Common	Robert L. Hodgkinson (1)(2)	19,963,741	19.27%

(1)	10,870,404 of these shares are owned by Hodgkinson Equities Corp., a private company controlled by Robert Hodgkinson. The remaining 9,093,337 shares are owned by Robert Hodgkinson.

(2)	58,441,558 shares are to be issued at a price of $0.077 per share if Hodgkinson Equities Corp. exercises the right to convert the entire loan amount of $4.5 million into shares.

All percentages are based on 103,606,088 common shares outstanding as of April 16, 2018.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 4, 2018, there were approximately 6,894 registered holders of the Company’s shares in the United States, with combined holdings of 32,903,503 common shares.

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

During the years ended December 31, 2017 and 2016, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $466,000 (2016 - $470,000) and non-cash stock-based compensation of $Nil (2016 - $80,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2017 is $131,000 (December 31, 2016 - $262,000) owing to the two officers of the Company.

(b)

Interest expenses of $370,000 (2016 - $595,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $139,000 (2016 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with the CEO of the Company.

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

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015	F-1 - F-36

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2017 and 2016

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

The following table sets forth, for the periods indicated, the reported high and low prices:

	OTCQB (US$)		TSX (Cdn$)		NYSE (US$)
	High	Low	High	Low	High	Low
Annual High and Low Market Prices – Past 5 Years
Year Ended:
December 31, 2017	$0.132	$0.034	$0.165	$0.045	N/A	N/A
December 31, 2016	$0.14	$0.03	$0.37	$0.03	$0.30	$0.10
December 31, 2015	N/A	N/A	$1.10	$0.18	$0.93	$0.12
December 31, 2014	N/A	N/A	$1.80	$0.63	$1.65	$0.57
December 31, 2013	N/A	N/A	$1.30	$0.50	$1.23	$0.46

Quarterly High and Low Market Prices – Past 2 Years
Quarter Ended:
December 31, 2017	$0.132	$0.043	$0.165	$0.055	N/A	N/A
September 30, 2017	$0.059	$0.034	$0.075	$0.045	N/A	N/A
June 30, 2017	$0.065	$0.035	$0.080	$0.045	N/A	N/A
March 31, 2017	$0.089	$0.045	$0.110	$0.065	N/A	N/A

December 31, 2016	$0.08	$0.03	$0.11	$0.03	N/A	N/A
September 30, 2016	$0.14	$0.06	$0.19	$0.09	$0.18	$0.11
June 30, 2016	N/A	N/A	$0.31	$0.14	$0.26	$0.10
March 31, 2016	N/A	N/A	$0.37	$0.21	$0.30	$0.14

Monthly High and Low Market Prices – Most Recent 6 Months
March 31, 2018	$0.090	$0.053	$0.120	$0.070	N/A	N/A
February 28, 2018	$0.100	$0.069	$0.135	$0.095	N/A	N/A
January 31, 2018	$0.092	$0.060	$0.120	$0.075	N/A	N/A
December 31, 2017	$0.108	$0.069	$0.135	$0.100	N/A	N/A
November 30, 2017	$0.132	$0.063	$0.165	$0.075	N/A	N/A
October 31, 2017	$0.072	$0.043	$0.095	$0.055	N/A	N/A

On April 16, 2018, the closing price of our common shares on the TSX was Cdn$0.065 per common share and on the OTCQB was US$0.056 per common share.

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 16, 2018, 103,606,088 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other disposition of the property or assets of the Company, holders of the holders of the Preferred Shares, including the Series 1 Preferred Shares, shall be entitled to receive, for each preferred share held, from the property and assets of the Company, a sum equivalent to the amount paid up thereon together with the premium (if any) thereon and any dividends declared thereon before any amount shall be paid or any property or asset of the Company is distributed to the holders of the common shares or any other shares ranking junior to the preferred shares with respect to repayment of capital. After payment to the holders of the preferred shares of the amount so payable to them, the holders of the preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in special rights and restrictions attached to any particular series of preferred shares.

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

The following are material contracts to which the Company is a party:

Financial Contract with a U.S. Oil and Gas Drilling Fund

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at December 31, 2017, Dejour USA has recorded a liability owing to the Drilling Fund of $6,752,000 (US$5,382,000). This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

HEC loan to the Company

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4.5 million to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230.77 is due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on its Canadian oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest. On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

HVI loan to the Company

On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $2.0 million to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769.23 is due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest. On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

Funding and Participation Agreement with a U.S. investment partner

On December 22, 2017, the Company signed a “Funding and Participation Agreement” (“the Agreement”) with a private U.S. based investment firm to underwrite 50% of the capital costs of at least one exploration well at Woodrush, currently scheduled to commence in the first quarter of 2018. Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total cost of the first well of the 2018 program, through tie in, to earn a 15% Gross Overriding Royalty (“GORR”).

The investment firm has the right to elect to participate in the drilling and completion of a 2nd and subsequent wells, if any, by paying 50% of the capital costs to earn a 15% GORR in the well spacing unit on a well-by-well basis.

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

We will provide without charge to each person, including any beneficial owner, to whom a copy of this annual report has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 520 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Telephone: (604) 638-5050, Facsimile: (604) 638-5051.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2017 and 2016, no accounts receivable has been deemed uncollectible or written off during the year.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2017, $Nil of accounts receivable are past due.

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2017 and 2016.

The Company was exposed to the following foreign currency risk at December 31:

(CA$ thousands)	2017	2016
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	30	1
Accounts receivable	228	282
Accounts payable and accrued liabilities	(213)	(312)
Balance sheet exposure	45	(29)

The following foreign exchange rates applied for the year ended and as at December 31:

	2017	2016
December 31, reporting date rate	1.2545	1.3427
YTD average USD to CAD	1.2986	1.3253

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $5,000 at December 31, 2017 (2016 – increase of net loss of $3,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2017, the Company was exposed to interest rate fluctuations on the bank credit facility and the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2017 would have increased or decreased net loss by $65,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2017 and 2016.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2017 would have decreased or increased net loss by $34,000. The Company had no commodity contracts in place at December 31, 2017.

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

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2017.

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

As of the end of the fiscal year ended December 31, 2017, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (2013) (“COSO Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.	Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2017 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

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

During the fiscal year ended December 31, 2017, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2017 and December 31, 2016. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2017	Year ended December 31, 2016
	$	$
Audit Services (1)	142,500	157,000
Audit Related Services (2)	17,653	16,000
Tax Services (3)	6,866	10,600
All Other Fees (4)	13,224	15,522

NOTES:

(1)

Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2017 and 2016, the services provided in this category included consultation on accounting and audit-related matters and review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2017 and 2016, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2017 and 2016, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2017.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2017.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Chartered Professional Accountants, dated April 17, 2018

Consolidated Balance Sheets at December 31, 2017 and 2016

Consolidated Statements of Comprehensive Loss for the years ending December 31, 2017, 2016 and 2015.

Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2017, 2016 and 2015.

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

Notes to the Consolidated Financial Statements

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2017 and 2016

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2017, 2016 and 2015.	F-1 - F-36

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2017 and 2016

EXHIBIT
NUMBER	DESCRIPTION
1.1(1)	Articles
1.2(1)	Notice of Articles
1.3(1)	Certificate of Continuation
1.4(1)	Notice of Alteration
1.5(2)	Certificate of Name Change
1.6(1)	Amendment to Articles to Include Special Rights
4.1(1)	Option Plan
4.2(1)	Option Plan (Sub-Plan)
4.3(3)	Financial Contract with Bakken Drilling Fund III, LP dated December 31, 2012
4.4(4)	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated September 10, 2013
4.5(5)	Amendment to Financial Contract with Bakken Drilling Fund III, LP dated June 16, 2014
4.6(6)	Loan Agreement with HEC dated March 12, 2015
4.7(7)	Amendment No.1 to the Loan Agreement with HEC dated May 6, 2015
4.8(8)	Amendment No.2 to the Loan Agreement with HEC dated June 22, 2015
4.9(8)	Loan Agreement with HVI dated June 22, 2015
4.10(9)	Amendment No.3 to the Loan Agreement with HEC dated September 28, 2015
4.11(9)	Amendment No.1 to the Loan Agreement with HVI dated September 28, 2015
4.12(10)	Amendment No.4 to the Loan Agreement with HEC dated November 18, 2015
4.13(11)	Amendment No.2 to the Loan Agreement with HVI dated November 18, 2015
4.14(12)	Amendment No.5 to the Loan Agreement with HEC dated June 5, 2017
4.15(12)	Amendment No.3 to the Loan Agreement with HVI dated June 5, 2017
4.16(13)	Funding and Participation Agreement with Acceleration Resources LLC dated December 22, 2017
8.1*	List of Subsidiaries
12.1*	Certification of CEO Pursuant to Rule 13a-14(a)
12.2*	Certification of CFO Pursuant to Rule 13a-14(a)
13.1*	Certification of CEO Pursuant to 18 U.S.C. Section 1350
13.2*	Certification of CFO Pursuant to 18 U.S.C. Section 1350
15.1*	Consent of BDO Canada LLP
15.2*	Consent Letter from GLJ Petroleum Consultants

EXHIBIT
NUMBER	DESCRIPTION
15.3*	Consent Letter from Gustavson Associates
99.1*	Third Party Report on Reserves Prepared by GLJ Petroleum Consultants, Effective December 31, 2017
99.2*	Reserve Estimate and Financial Forecast as to DXI Energy’s Interests in the Kokopelli Field Area, Garfield County, Colorado, Prepared by Gustavson Associates, Effective January 1, 2018

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on October 28, 2015.
(3)	Incorporated by reference to the Registrant’s registration statement on Form 20-F for the 2012 fiscal year, filed on April 29, 2013.
(4)	Incorporated by reference to the Registrant’s registration statement on Form 20-F for the 2013 fiscal year, filed on April 29, 2014.
(5)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on September 12, 2014.
(6)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on March 19, 2015.
(7)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on May 26, 2015.
(8)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on July 29, 2015.
(9)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on October 23, 2015.
(10)	Incorporated by reference to the Registrant’s registration statement on Schedule 13D filed on January 6, 2016.
(11)	Incorporated by reference to the Registrant’s registration statement on Form 6-K filed on April 18, 2016.
(12)	Incorporated by reference to the Registrant’s registration statement on Form 6-K filed on September 8, 2017.
(13)	Incorporated by reference to the Registrant’s registration statement on Form 6-K filed on February 1, 2018.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DXI Energy Inc.

Dated:	April 16, 2018	/s/ Robert L. Hodgkinson
Robert L. Hodgkinson
Chairman & CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2017

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2017	2016
		$	$
ASSETS
Current
Cash and cash equivalents		1,010	141
Accounts receivable		388	672
Prepaids and deposits		29	19
Current Assets		1,427	832
Non-current
Deposits		212	246
Exploration and evaluation assets	5	8	970
Property and equipment	6	17,162	19,212
Total Assets		18,809	21,260

LIABILITIES
Current
Accounts payable and accrued liabilities		1,291	2,165
Loans from related parties	8	1,458	2,363
Flow-through shares liability	9	93	-
Derivative liability		-	153
Financial contract liability	11	6,752	7,226
Current Liabilities		9,594	11,907
Non-current
Loans from related parties	8	3,150	4,031
Decommissioning liability	10	3,971	3,776
Total Liabilities		16,715	19,714
SHAREHOLDERS' EQUITY
Share capital	12	101,715	98,111
Contributed surplus		13,752	10,626
Deficit		(115,845)	(110,636)
Accumulated other comprehensive income		2,472	3,445
Total Shareholders' Equity		2,094	1,546
Total Liabilities and Shareholders' Equity		18,809	21,260

Approved on behalf of the Board:

"signed"	"signed"
Robert Hodgkinson - Director	Stan Page - Director

The accompanying notes are an integral part of these consolidated financial statements.	F-4

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2017	2016	2015
		$	$	$
REVENUES
Gross revenues		2,816	4,808	8,579
Royalties		(336)	(735)	(1,483)
Total Revenues, net of royalties	18	2,480	4,073	7,096

EXPENSES
Operating and transportation		2,085	2,971	3,843
Amortization, depletion and impairment losses	7	2,628	4,493	4,189
General and administrative		1,671	1,571	2,246
Financing expenses		1,039	1,579	1,117
Stock based compensation		8	188	771
Foreign exchange (gain) loss		(486)	(212)	288
Loss on disposal of E&E assets		-	175	-
Loss on disposal of property and equipment		2	-	6
Change in fair value of warrant liability		-	-	(754)
Change in fair value of derivative liability		(153)	(1,073)	(2,245)
Loss on debt extinguishment	8	918	-	1,398
(Gain) loss on financial contract liability	11	-	(63)	3,348
Total Expenses		7,712	9,629	14,207

Loss before income taxes and other items		(5,232)	(5,556)	(7,111)
Other income		23	70	3

Loss for the year		(5,209)	(5,486)	(7,108)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		(973)	(673)	2,497

Comprehensive loss		(6,182)	(6,159)	(4,611)

Loss per common share - basic and diluted	14	(0.08)	(0.13)	(0.19)

The accompanying notes are an integral part of these consolidated financial statements.	F-5

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

		Number	Share	Contributed
(thousands of Canadian dollars, except number of shares)	Notes	of Shares	Capital	Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2017		44,808,286	98,111	10,626	(110,636)	3,445	1,546
Shares issued via private placements, net of issuance costs	12	58,797,802	3,718	-	-	-	3,718
Flow-through share liability	9	-	(114)	-	-	-	(114)
Contributed surplus related to value of conversion feature on loans from related parties	8	-	-	3,118	-	-	3,118
Stock-based compensation		-	-	8	-	-	8
Loss		-	-	-	(5,209)	-	(5,209)
Foreign currency translation adjustment		-	-	-	-	(973)	(973)
Balance as at December 31, 2017		103,606,088	101,715	13,752	(115,845)	2,472	2,094

Balance as at January 1, 2016		36,509,953	97,162	10,438	(105,150)	4,118	6,568
Shares issued via private placements, net of issuance costs		8,298,333	949	-	-	-	949
Stock-based compensation		-	-	188	-	-	188
Loss		-	-	-	(5,486)	-	(5,486)
Foreign currency translation adjustment		-	-	-	-	(673)	(673)
Balance as at December 31, 2016		44,808,286	98,111	10,626	(110,636)	3,445	1,546

Balance as at January 1, 2015		36,480,427	97,132	9,674	(98,042)	1,621	10,385
Issue of shares on exercise of options		29,898	23	-	-	-	23
Contributed surplus reallocated on exercise of options		-	7	(7)	-	-	-
Stock-based compensation		-	-	771	-	-	771
Loss		-	-	-	(7,108)	-	(7,108)
Foreign currency translation adjustment		-	-	-	-	2,497	2,497
Adjustment due to fractional rounding		(372)	-	-	-	-	-
Balance as at December 31, 2015		36,509,953	97,162	10,438	(105,150)	4,118	6,568

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	F-6

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2017	2016	2015
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the year		(5,209)	(5,486)	(7,108)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		2,628	4,493	4,189
Stock based compensation		8	188	771
Non-cash financing expenses		530	961	661
Non-cash foreign exchange on financial contract liability	11	(474)	(212)	594
Miscellaneous non-cash items		(25)	-	6
Loss on disposal of E&E assets		-	175	-
Change in fair value of warrant liability		-	-	(754)
Change in fair value of derivative liability		(153)	(1,073)	(2,245)
Loss on debt extinguishment	8	918	-	1,398
(Gain) loss on financial contract liability		-	(63)	3,348
Cash flows from (used in) operations		(1,777)	(1,017)	860
Changes in operating working capital	14	219	667	204
Total Cash Flows from (used in) Operating Activities		(1,558)	(350)	1,064
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		34	48	2
E&E expenditures		(7)	(2)	(106)
Additions to property and equipment	6	(449)	(528)	(5,632)
Proceeds from sale of E&E assets		-	84	-
Reclamation expenditures		(3)	(53)	-
Changes in investing working capital	14	32	178	(2,289)
Total Cash Flows used in Investing Activities		(393)	(273)	(8,025)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		-	(147)	(1,807)
Advance of loans from related parties	8	450	350	7,500
Repayment of loans from related parties		-	(300)	-
Shares issued on exercise of warrants and options		-	-	23
Shares issued for cash, net of share issue costs		2,332	884	-
Changes in financing working capital	14	38	(61)	68
Total Cash Flows from Financing Activities		2,820	726	5,784

CHANGE IN CASH AND CASH EQUIVALENTS		869	103	(1,177)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		141	38	1,215

CASH AND CASH EQUIVALENTS, END OF YEAR		1,010	141	38

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these consolidated financial statements.	F-7

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 1 – CORPORATE INFORMATION

DXI Energy Inc. (the “Company”) is a public company trading on the Toronto Stock Exchange (“TSX”) under the symbol “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol “DXIEF” in the United States. The Company is in the business of exploring and developing energy properties with a focus on oil and gas in North America. The address of its registered office is 520 – 999 Canada Place, Vancouver, British Columbia.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on March 8, 2018.

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

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a working capital deficiency of $8.2 million and an accumulated deficit of $115.8 million. Of this amount, $6.8 million is represented by a financial contract liability of Dejour USA, which was due on September 30, 2016. The current status of this instrument is described in note 11 below.

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
For the Year Ended December 31, 2017 and 2016
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
For the Year Ended December 31, 2017 and 2016
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
For the Year Ended December 31, 2017 and 2016
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

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output and is accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2017, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2016 – 99%).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
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
For the Year Ended December 31, 2017 and 2016
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
For the Year Ended December 31, 2017 and 2016
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
For the Year Ended December 31, 2017 and 2016
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
For the Year Ended December 31, 2017 and 2016
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

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon expenditures being incurred, the Company derecognizes the liability and recognizes a deferred income tax recovery for the amount of tax reduction renounced to the shareholders.

(n)	Adoption of new and amended standards

There were no new or amended accounting standards or interpretations that had a significant impact on the Company’s consolidated financial statements during the year ended December 31, 2017.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2018 or later periods. The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements:

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted; however, if an entity elects to apply this standard early, it must disclose that fact and apply all of the requirements in this standard at the same time. The Company has determined that there will not be any material impact on its consolidated financial statements as a result of the adoption of IFRS 9.

IFRS 15, “Revenue from Contracts with Customers”: the standard was issued in May 2014 and amended in April 2016. IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company currently expects to adopt IFRS 15 as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has completed the evaluation of IFRS 15. It has been concluded that the adoption of IFRS 15 will not have a material effect on the Company’s consolidated financial statements.

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. It is anticipated that the adoption of IFRS 16 will have impact on the Company’s consolidated balance sheet due to the operating lease commitments as disclosed in note 17.

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
For the Year Ended December 31, 2017 and 2016
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

At December 31, 2017, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2017, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli) – Note 6.

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
For the Year Ended December 31, 2017 and 2016
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

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Cost:
Balance at January 1, 2016	281	18,982	19,263
Additions	2	-	2
Change in decommissioning provision	13	-	13
Disposals	-	(772)	(772)
Foreign currency translation and other	-	(768)	(768)
Balance at December 31, 2016	296	17,442	17,738
Additions	4	3	7
Change in decommissioning provision	56	-	56
Disposals	-	-	-
Foreign currency translation and other	-	(1,174)	(1,174)
Balance at December 31, 2017	356	16,271	16,627

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Accumulated impairment losses:
Balance at January 1, 2016	-	(16,041)	(16,041)
Impairment losses	-	(1,790)	(1,790)
Disposals	-	513	513
Foreign currency translation and other	-	550	550
Balance at December 31, 2016	-	(16,768)	(16,768)
Impairment losses (Note 7)	(350)	(621)	(971)
Disposals	-	-	-
Foreign currency translation and other	-	1,120	1,120
Balance at December 31, 2017	(350)	(16,269)	(16,619)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties	Total
	$	$	$
Carrying amounts:
At December 31, 2016	296	674	970
At December 31, 2017	6	2	8

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

United States Exploration and Evaluation Properties

As at December 31, 2017, the Company holds oil and gas leases in the Piceance, Paradox and Uinta Basins in the US Rocky Mountains, of which a portion was classified as E&E assets.

The E&E asset impairment is $621,000 and $1,790,000 for the year ended December 31, 2017 and December 31, 2016, respectively. The impairment was recognized upon a review of each exploration license or field, carried out, at least annually, to confirm whether the Company intends further appraisal activity or to otherwise extract value from the property.

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2016	33,376	16,653	179	50,208
Additions	300	225	3	528
Change in decommissioning provision	(48)	(4)	-	(52)
Foreign currency translation and other	-	(502)	-	(502)
Balance at December 31, 2016	33,628	16,372	182	50,182
Additions	405	39	5	449
Change in decommissioning provision	94	(3)	-	91
Disposals	-	-	(29)	(29)
Foreign currency translation and other	-	(1,060)	-	(1,060)
Balance at December 31, 2017	34,127	15,348	158	49,633

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment
losses:
Balance at January 1, 2016	(26,774)	(1,375)	(160)	(28,309)
Amortization and depletion	(1,248)	(380)	(5)	(1,633)
Impairment losses	(1,070)	-	-	(1,070)
Foreign currency translation and other	-	41	1	42
Balance at December 31, 2016	(29,092)	(1,714)	(164)	(30,970)
Amortization and depletion (Note 7)	(561)	(223)	(3)	(787)
Impairment losses (Note 7)	(870)	-	-	(870)
Disposals	-	-	25	25
Foreign currency translation and other	-	131	-	131
Balance at December 31, 2017	(30,523)	(1,806)	(142)	(32,471)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2016	4,536	14,658	18	19,212
At December 31, 2017	3,604	13,542	16	17,162

Canadian Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2017 included estimated future development costs of $Nil (December 31, 2016 - nil; December 31, 2015 - $nil) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2017, the Company capitalized $7,000 (December 31, 2016 – $104,000) of general and administrative costs related to its Canadian oil and gas interests.

In accordance with IFRS, impairment tests were conducted at December 31, 2017 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell. In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

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

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is 14.4% post tax.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – PROPERTY AND EQUIPMENT (continued)

Below are the following forward commodity price estimates used in the December 31, 2017 impairment test:

	Natural gas	NGL	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2018	2.20	76.42	70.25
2019	2.54	74.68	70.25
2020	2.88	74.38	70.31
2021	3.24	77.16	72.84
2022	3.47	79.88	75.61
2023	3.58	82.53	78.31
2024	3.66	86.14	81.93
2025	3.73	89.76	85.54
2026	3.80	92.57	88.35
2027	3.88	94.43	90.22
Each benchmark price increased on average approximately 2% thereafter

For the year ended December 31, 2017, the Company recorded an impairment of $870,000 (December 31, 2016 - $940,000) on its Drake/Woodrush CGU. The impairment was recognized because the carrying value exceeded the recoverable amount. The fair value less cost to sell values used to determine the recoverable amounts of the impaired PP&E assets are classified as Level 3 fair value measurements.

On December 22, 2017, the Company signed a “Funding and Participation Agreement” (“the Agreement”) with a private U.S. based investment firm to underwrite 50% of the capital costs of at least one exploration well at Woodrush, currently scheduled to commence in the first quarter of 2018. Under the terms of the Agreement, the investment firm will pay approximately two-thirds of the total cost of the first well of the 2018 program, through tie in, to earn a 15% Gross Overriding Royalty (“GORR”).

The investment firm has the right to elect to participate in the drilling and completion of a 2nd and subsequent wells, if any, by paying 50% of the capital costs to earn a 15% GORR in the well spacing unit on a well-by-well basis.

United States Oil and Gas Properties

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2017 included estimated future development costs of $83.7 million (December 31, 2016 - $84.0 million; December 31, 2015 - $86.4 million) as estimated by the Company’s external reserves evaluator.

During the year ended December 31, 2017, the Company capitalized $12,000 (December 31, 2016 – $14,000) of general and administrative costs related to its US oil and gas interests.

At December 31, 2017 and December 31, 2016, the Company evaluated its oil and gas interests for indicators of any impairment or related recovery. The Company determined the recoverable amount of the CGU based on the cash flows from oil and gas reserves, using a discount rate of 14.3% (post tax) and determined there was no impairment at December 31, 2017 and December 31, 2016. The key inputs used included forward prices from NYMEX futures (adjusted for an inflationary factor), a discount rate of 14.3% (post tax) which was applied to the discounted cash flows and the reserves that were estimated.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2017	2016	2015
	$	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)	971	1,790	534

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)	787	1,633	2,655
Impairment losses (Note 6)	870	1,070	1,000
	2,628	4,493	4,189

NOTE 8 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015, November 18, 2015 and June 5, 2017, the Company issued a promissory note for $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HEC’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $114,230 was due on the 1st day of each month commencing June 1, 2016. HEC agreed to waive the requirement of the Company to repay the total monthly principal repayments of $1,371,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 8(b)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HEC agreed to cancel the 9,000,000 warrants described above. The fair value of the amended loan was determined by applying a risk-adjusted rate of 20% to discount the contractual cash flows over the 5-year life of the loan. The fair value of the liability component of $2,346,000 is then deducted from the face value of the amended loan ($4.5 million), with the balance being taken directly to equity.

As a result of the loan restructure in June 2017, a loss on extinguishment is recognized as follows:

$
Face value of amended loan	2,346
Conversion feature	2,158
Carrying value of old loan before restructure	(3,976)
Loss on extinguishment	528

(1)	$3,903,000 (carrying value at March 31, 2017) + $127,000 (accretion) - $54,000 (cash interest) = $3,976,000

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

(a)	Loan from Hodgkinson Equity Corporation (“HEC”) (continued)

As at December 31, 2017, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	2,337
Accretion expense	265
Cash interest	(104)
Balance at December 31, 2017	2,498
Current portion	(317)
Non-current portion	2,181

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 22, 2015, as amended on September 28, 2015, November 18, 2015 and June 5,2017, the Company issued a promissory note for $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC (note 8(a)). The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber DEAL’s oil and gas properties without HVI’s prior approval. The principal and interest at Canadian prime rate plus 5% per annum were repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. Additionally, a monthly principal repayment of $50,769 was due on the 1st day of each month commencing June 1, 2016. HVI agreed to waive the requirement of the Company to repay the total monthly principal repayments of $660,000 until the loan was restructured on June 5, 2017.

In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 were restricted from sale through the facilities of the stock exchanges for four months. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 8(a)).

On June 5, 2017, the Company restructured the term of the loan with extension of the due date from November 30, 2018 to June 5, 2022; reduction of the interest rate to Canadian prime rate plus 1% per annum; and the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share. In exchange for the modification, HVI agreed to cancel the 4,000,000 warrants described above.

The fair value of the amended loan was determined by applying a risk-adjusted rate of 20% to discount the contractual cash flows over the 5-year life of the loan. The fair value of the liability component of $1,043,000 is then deducted from the face value of the amended loan ($2.0 million), with the balance being taken directly to equity.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

(b)	Loan from Hodgkinson Ventures Inc. (“HVI”) (continued)

As a result of the loan restructure in June 2017, a loss on extinguishment is recognized as follows:

$
Face value of amended loan	1,043
Conversion feature	960
Carrying value of old loan before restructure	(1,613)
Loss on extinguishment	390

(1)	$1,560,000 (carrying value at March 31, 2017) + $77,000 (accretion) - $24,000 (cash interest) = $1,613,000

As at December 31, 2017, the carrying value of the loan liability and derivative liability are as follows:

$
Balance upon initial recognition	1,039
Accretion expense	117
Cash interest	(46)
Balance at December 31, 2017	1,110
Current portion	(141)
Non-current portion	969

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

(c)	Loan from a director and officer of the Company and his spouse

On September 15, 2015, as amended on January 11, 2016, March 31, 2016, June 2, 2016, September 30, 2016, December 31, 2016 and June 30, 2017, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse (the “Lenders”). The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016.

On June 2, 2016, the Company increased the maximum amount of the non-revolving loan from $1,200,000 to $1,500,000. The interest rate was also reduced from 12% to 10% per annum. Additionally, the Company issued a 2nd mortgage in favour of the Lenders on DEAL’s oil and gas properties to a maximum of $1,500,000 as partial security for the loan. On September 30, 2016, the due date of the loan was extended to December 31, 2016. On December 31, 2016, the due date of the loan was extended to June 30, 2017. On June 30, 2017, the due date of the loan was further extended to June 30, 2018. The maximum loan amount available at December 31, 2017 was $1,500,000 (December 31, 2016 - $1,500,000). During the year ended December 31, 2017, $450,000 was borrowed (2016 - $50,000) and $500,000 was repaid via issuance of the Company’s common shares (2016 - $Nil) leaving a balance outstanding of $1,000,000 at December 31, 2017 (December 31, 2016 - $1,050,000).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 9 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances:

	Issued in	Issued in
	October	December	Total
	2017	2017
	$	$	$
Balance at January 1, 2017	-	-	-
Liability incurred on flow-through shares issued	21	93	114
Settlement of flow-through share liability on incurring expenditures	(21)	-	(21)
Balance at December 31, 2017	-	93	93

NOTE 10 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2016	3,679	146	3,825
Change in estimated future cash flows	(36)	(4)	(40)
Actual costs incurred and other	(53)	(5)	(58)
Unwinding of discount	46	3	49
Balance at December 31, 2016	3,636	140	3,776
Change in estimated future cash flows	146	(3)	143
Actual costs incurred and other	(3)	(8)	(11)
Unwinding of discount	60	3	63
Balance at December 31, 2017	3,839	132	3,971

(1)	relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2017:
Discount rate	1.94%	2.20%
Inflation rate	2.00%	2.00%

As at December 31, 2016:
Discount rate	1.60%	2.34%
Inflation rate	2.00%	2.00%

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 11 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein. Dejour USA and its attorneys are reviewing the impact of the Drilling Fund’s actions on the validity of the financial contract between the parties.

As at December 31, 2017, Dejour USA has recorded a liability owing to the Drilling Fund of $6,752,000, as follows:

$
Balance at January 1, 2016 (US$5,207)	7,207
Accretion expense (US$222)	296
Foreign exchange gain	(214)
Adjustment to financial contract liability (US$47)	(63)
Balance at December 31, 2016 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752

This amount, if any, is subject to a resolution of the financial contract between the parties. Dejour USA has received no formal communication from the Drilling Fund since the “put” notice date of September 30, 2016.

NOTE 12 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

In January 2018, the Company renounced $523,000 flow-through funds to investors, using the look-back rule. The Company expects to fully spend the flow-through funds during 2018 and a deferred income tax recovery of $93,000 will be recognized on settlement of flow-through shares liability.

In December 2017, the Company renounced $149,000 flow-through funds to investors, using the general rule. The flow-through funds had been fully spent by December 31, 2017. As a result of renunciation, a deferred income tax recovery of $21,000 was recognized on settlement of the flow-through shares liability.

In December 2017, the Company completed a private placement and 8,633,166 common shares were issued at a price of $0.075 per share for gross proceeds of $647,000 and an additional 5,738,665 flow-through shares were issued for gross proceeds of $523,000 (5,091,165 at $0.09 per share and 647,500 at $0.10 per share). The Company paid finders’ fees of $51,000 and other costs of $24,000 related to this offering. 946,667 of the common shares were issued at $0.075 per share to certain creditors of the Company to settle the amounts owing to them.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 12 – SHARE CAPITAL (continued)

In October 2017, the Company completed a private placement and 42,297,400 common shares were issued at a price of $0.06 per share for gross proceeds of $2,538,000 and additional 2,128,571 flow-through shares were issued at a price of $0.07 per share for gross proceeds of $149,000. The Company paid finders’ fees of $41,000 and other costs of $23,000 related to this offering. 21,924,067 of the common shares were issued at $0.06 per share to Directors and Officers of the Company (17,967,644) and certain creditors of the Company (3,956,423) to settle the amounts owing to them.

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

The following table summarizes information about outstanding stock option transactions:

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2016	140,738	1.20
Options granted	3,400,000	0.16
Options cancelled	(52,818)	1.26
Options forfeited	(87,920)	1.16
Balance at December 31, 2016 and December 31, 2017	3,400,000	0.16

Details of the stock options as at December 31, 2017 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.16	3,400,000	0.16	3.43	3,400,000	0.16	3.43

During the year ended December 31, 2017, the Company did not grant any stock options (2016 – 3,400,000). The fair value of the options issued during the year ended December 31, 2016 was estimated using the Black Scholes option pricing model with the following weighted average inputs:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a)	Stock Options (continued)

For the year ended December 31	2016

Fair value at grant date	$0.06
Expected volatility	80.35%
Expected option life	1.37 years
Dividends	0.0%
Risk-free interest rate	0.54%
Estimated forfeiture rate	6.85%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2016 and December 31, 2016	15,719,540	0.85
Warrants cancelled	(13,000,000)	0.45
Warrants expired	(2,719,540)	2.59
Balance at December 31, 2017	-	-

NOTE 14 – SUPPLEMENTAL INFORMATION

(a)	Changes in working capital consisted of the following:

	Year ended December 31
	2017	2016	2015
	$	$	$
Changes in working capital:
Accounts receivable	284	1,530	(1,597)
Prepaids and deposits	(10)	12	110
Accounts payable and accrued liabilities	15	(758)	(530)
	289	784	(2,017)

Comprised of:
Operating activities	219	667	204
Investing activities	32	178	(2,289)
Financing activities	38	(61)	68
	289	784	(2,017)

Other cash flow information:
Cash paid for interest	480	596	417
Income taxes paid	-	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SUPPLEMENTAL INFORMATION (continued)

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

	Year ended December 31,
	2017	2016	2015
Weighted average common shares outstanding
Basic	61,682,462	42,095,366	36,492,207
Diluted	61,682,462	42,095,366	36,492,207

NOTE 15 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017, 2016 and 2015 and in addition to the loans from related parties (note 9), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $466,000 (2016 - $470,000 and 2015 - $473,000) and non-cash stock-based compensation of $Nil (2016 - $80,000 and 2015 - $464,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2017 is $131,000 (December 31, 2016 - $262,000 and December 31, 2015 - $200,000) owing to the two officers of the Company.

(b)

Interest expenses of $370,000 (2016 - $595,000 and 2015 - $343,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $139,000 (2016 - $Nil and 2015 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with the CEO of the Company.

NOTE 16 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2017	2016	2015
	$	$	$
Loss before income taxes	(5,232)	(5,486)	(7,108)
Corporate tax rate	26.44%	26.59%	26.00%
Expected tax recovery	(1,383)	(1,459)	(1,848)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in statutory tax rates	6,381	(231)	(989)
Impact of foreign exchange rate changes	1,277	506	(3,005)
Change in unrecognized deferred tax assets	(6,507)	1,290	4,509
Stock based compensation and expiry of losses	33	198	509
Non taxable/deductible amounts	199	(304)	824
Deferred income tax recovery	-	-	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES (continued)

On December 22, 2017, the United States government enacted the US Tax Cuts and Jobs Act (“Act”). The Act includes a range of legislative changes including a reduction of the US federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of these legislative changes, the Company is required to revalue its United States deferred income tax assets and liabilities based on the rates they are expected to reverse at in the future, which is 21% for federal tax purposes. The impact for the Company’s 2017 financial statements is a reduction in deferred income tax assets of $6.38 million.

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2017	2016	2015
	$	$	$
Deferred income tax assets
Non-capital losses available	20,998	26,679	26,547
Capital losses available	1,113	1,072	1,072
Resource tax pools in excess of net book value	5,279	4,846	3,726
Share issue costs and others	654	1,171	1,133
Unrecognized deferred tax assets	28,044	33,768	32,478

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2017	2016	2015
	$	$	$
Canada:
Exploration and development expenditures	17,100	16,750	16,657
Unamortized share issue costs	261	292	455
Capital losses	8,242	8,242	8,242
Non-capital losses	33,120	30,783	29,148
	58,723	56,067	54,502
United States:
Exploration and development expenditures	15,883	17,149	18,560
Undeducted expenses	2,760	2,954	2,737
Non-capital losses	53,733	58,247	57,400
	72,376	78,350	78,697
Total	131,099	134,417	133,199

The exploration and development expenditures at December 31, 2017 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES (continued)

	Canada	United States	Total
	$	$	$
2026	24	2,531	2,555
2027	3,606	3,374	6,980
2028	4,674	253	4,927
2029	3,780	3,266	7,046
2030	2,068	2,775	4,843
2031	2,408	2,794	5,202
2032	4,372	7,606	11,978
2033	2,167	16,215	18,382
2034	3,966	12,665	16,631
2035	2,292	543	2,835
2036	1,815	1,639	3,454
2037	1,948	72	2,020
	33,120	53,733	86,853

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 17 – COMMITMENTS

The following is a summary of the Company’s undiscounted contractual obligations and commitments as at December 31, 2017:

		Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Total
	$	$	$	$
Debt repayments(1)	1,000	-	6,500	7,500
Interest payments(2)	50	-	-	50
Operating leases	88	92	-	180
Financial contract liability	6,752	-	-	6,752
	7,890	92	6,500	14,482

(1)	Short-term and long-term loans from related parties
(2)	Fixed interest payments on loan from related parties of $1,000,000

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada			United States			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$	$	$	$
Year ended December 31
Revenues, net of royalties	1,814	3,190	6,606	666	883	490	2,480	4,073	7,096
Segmented loss	(4,948)	(3,279)	(1,769)	(261)	(2,207)	(5,339)	(5,209)	(5,486)	(7,108)
Amortization, depletion and impairment losses	1,784	2,324	3,441	844	2,169	748	2,628	4,493	4,189
Interest expense	950	1,236	500	-	294	525	950	1,530	1,025
Capital expenditures	414	305	1,168	42	225	4,570	456	530	5,738

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 19 – DETERMINATION OF FAIR VALUES

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

At December 31, 2017 and December 31, 2016, the derivative liability is measured using an option pricing model with significant unobservable inputs (Level 3). The financial contract liability is measured at the initial transaction price, which is deemed to be fair value, and subsequently measured based on netbacks in accordance with the Joint Operating Agreement. This model also has significant unobservable inputs (Level 3).

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2017 and December 31, 2016:

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2017	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	1,010	1,010	1,010	-	-
Accounts receivable	388	388	388	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	1,291	1,291	1,291	-	-
Loans from related parties	4,608	4,608	-	-	4,608
Financial contract liability	6,752	6,752	-	-	6,752

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 19 – DETERMINATION OF FAIR VALUES (continued)

			Quoted Prices in	Significant Other	Significant
	Carrying	Fair	Active Markets	Observable Inputs	Unobservable
December 31, 2016	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	141	141	141	-	-
Accounts receivable	672	672	672	-	-

Financial Liabilities:
Accounts payable and accrued liabilities	2,165	2,165	2,165	-	-
Loans from related parties	6,394	6,394	-	-	6,394
Derivative liability	153	153	-	-	153
Financial contract liability	7,226	7,226	-	-	7,226

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2017 and 2016, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2017, the Company’s receivables consist of $196,000 (2016 - $244,000) from joint operating partners, $121,000 (2016 - $276,000) from oil and natural gas marketers and $71,000 (2016 - $152,000) from other trade receivables. The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2017, $Nil (2016 - $Nil) of accounts receivable are past due.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

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

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2017 and 2016.

The Company was exposed to the following foreign currency risk at December 31:

	2017	2016
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	30	1
Accounts receivable	228	282
Accounts payable and accrued liabilities	(213)	(312)
Balance sheet exposure	45	(29)

The following foreign exchange rates applied for the year ended and as at December 31:

	2017	2016
December 31, reporting date rate	1.2545	1.3427
YTD average USD to CAD	1.2986	1.3253

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $5,000 at December 31, 2017 (2016 – increase of net loss of $3,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and 2016
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(c)	Market Risk (continued)

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2017, the Company was exposed to interest rate fluctuations on the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2017 would have increased or decreased net loss by $65,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2017 and 2016.

(iii)	Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2017 would have decreased or increased net loss by $34,000. The Company had no commodity contracts in place at December 31, 2017.

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

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2017.

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

The Company’s 2017, 2016 and 2015 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2017. The conversion rate used per Bank of Canada is 1.2545.

(a)	Net proved oil and gas reserves

As at December 31, 2017, the Company’s oil and gas reserves are located in both Canada and the United States.

GLJ Petroleum Consultants (“GLJ”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Oil and Gas Properties, Dejour Energy (Alberta) Ltd.”, is dated February 27, 2018 and has an effective date of December 31, 2017.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 20, 2018 and has an effective date of January 1, 2018.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2017

Net Proved Developed and
Proved Undeveloped Reserves

	Canada				United States				Total
	Light and	Natural Gas		Barrels of Oil		Natural Gas		Barrels of Oil	Light and		Natural Gas		Barrels of Oil
	Medium Oil	Liquids	Natural Gas	Equivalent	Condensate	Liquids	Natural Gas	Equivalent	Medium Oil	Condensate	Liquids	Natural Gas	Equivalent
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
December 31, 2016	47	1	500	131	7	40	917	200	47	7	41	1,417	331
Extensions and Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	34	-	(30)	29	1	1	93	17	34	1	1	63	46
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	236	1,083	26,767	5,780	-	236	1,083	26,768	5,780
Production	(22)	(1)	(254)	(65)	(1)	(7)	(170)	(36)	(22)	(1)	(8)	(424)	(101)
December 31, 2017	59	-	216	95	243	1,117	27,607	5,961	59	243	1,117	27,824	6,056

Developed Producing	59	-	154	85	6	31	774	166	59	6	31	928	251
Developed Non-producing	-	-	63	10	2	8	203	44	-	2	8	266	54
Undeveloped	-	-	-	-	235	1,078	26,630	5,751	-	235	1,078	26,630	5,751
Total	59	-	217	95	243	1,117	27,607	5,961	59	243	1,117	27,824	6,056

(1)	Canada – Increase in Total Proved Oil Reserves of 12 Mbbls:

During the year ended December 31, 2017, the slight increase in light and medium oil reserves was primarily due to lower operating expenses as this helps the economic limit lending to the positive technical revisions.

(2)	United States – Increase in Total Proved Oil and Natural Gas Reserves of 5,761 Mboe:

During the year ended December 31, 2017, the increase in total proved reserves was mainly a result of a higher 12-month average trailing oil and natural gas prices.

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2016

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

(b)	Capitalized Costs

	December 31,	December 31,	December 31,
(CA$ thousands)	2017	2016	2015
		$	$
Canada
Proved oil and gas properties	34,127	33,628	33,377
Unproved oil and gas properties	356	296	281
Total capital costs	34,483	33,924	33,658
Accumulated depletion and depreciation	(17,283)	(16,722)	(15,473)
Accumulated impairment	(13,590)	(12,370)	(11,300)
Net capitalized costs	3,610	4,832	6,885

United States
Proved oil and gas properties	15,348	16,372	16,650
Unproved oil and gas properties	16,271	17,442	18,980
Total capital costs	31,619	33,814	35,630
Accumulated depletion and depreciation	(1,156)	(1,714)	(639)
Accumulated impairment	(16,919)	(16,768)	(16,775)
Net capitalized costs	13,544	15,332	18,216

Total
Proved oil and gas properties	49,475	50,000	50,027
Unproved oil and gas properties	16,627	17,738	19,261
Total capital costs	66,102	67,738	69,288
Accumulated depletion and depreciation	(18,439)	(18,436)	(16,112)
Accumulated impairment	(30,509)	(29,138)	(28,075)
Net capitalized costs	17,154	20,164	25,101

(c)	Costs Incurred

	December 31,	December 31,	December 31,
(CA$ thousands)	2017	2016	2015
	$	$	$
Canada
Property acquisition costs (1)
Proved oil and gas properties	53	39	41
Unproved oil and gas properties	-	-	-
Exploration costs (2)	5	2	3
Development costs (3)	351	265	1,123
Capital Expenditures	409	306	1,167

United States
Property acquisition costs (1)
Proved oil and gas properties	-	4	4
Unproved oil and gas properties	-	-	31
Exploration costs (2)	3	-	72
Development costs (3)	39	220	4,463
Capital Expenditures	42	224	4,570

Total
Property acquisition costs (1)
Proved oil and gas properties	53	43	45
Unproved oil and gas properties	-	-	31
Exploration costs (2)	8	2	75
Development costs (3)	390	485	5,586
Capital Expenditures	451	530	5,737

(1)	Acquisitions are not net of disposition of properties.

(2)	Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled

(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

	For the years ended December 31,
(CA$ thousands)	2017	2016	2015
	$	$	$
Canada
Oil and gas sales, net of royalties	1,814	3,190	6,606
Operating costs and capital taxes	(1,395)	(1,789)	(2,576)
Transportation costs	(218)	(478)	(681)
Depletion and depreciation	(561)	(1,250)	(2,434)
Income taxes (1)	-	-	-
Results of operations	(360)	(327)	915

United States
Oil and gas sales, net of royalties	666	883	490
Operating costs and capital taxes	(472)	(704)	(586)
Transportation costs	-	-	-
Depletion and depreciation	(223)	(380)	(213)
Income taxes (1)	-	-	-
Results of operations	(29)	(201)	(309)

Total
Oil and gas sales, net of royalties	2,480	4,073	7,096
Operating costs and capital taxes	(1,867)	(2,493)	(3,162)
Transportation costs	(218)	(478)	(681)
Depletion and depreciation	(784)	(1,630)	(2,647)
Income taxes (1)	-	-	-
Results of operations	(389)	(528)	606

(1)	DXI Energy is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2017 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2017 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2017 is presented below:

As at December 31, 2017
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	3,462	170,360	173,822
Future production, abandon and salvage costs	(3,418)	(88,944)	(92,362)
Future development costs	-	(52,172)	(52,172)
Future income taxes	-	(7,360)	(7,360)
Future net cash flows	44	21,884	21,928
Less: 10% annual discount factor	190	(19,233)	(19,043)

Standardized measure of discounted future net cash flow	234	2,651	2,885

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2016 is presented below:

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2017 are presented below:

For the Year Ended December 31, 2017
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2017	(71)	733	662

Sales and transfers of oil and gas produced, net of production costs	(200)	(188)	(388)
Net changes in sales and transfer prices, net of production costs and royalties	717	(53)	664
Extensions, discoveries, and improved recovery, less estimated costs	80	28,259	28,339
Changes in estimated future development costs	-	(51,513)	(51,513)
Revisions of quantity estimates and timing of estimated production	-	28,209	28,209
Accretion of discount	(7)	353	346
Net change in income taxes	-	(6,873)	(6,873)
Other	(285)	3,724	3,439

Ending Balance, December 31, 2017	234	2,651	2,885

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2016 are presented below:

For the Year Ended December 31, 2016
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2016	2,499	1,476	3,975

Sales and transfers of oil and gas produced, net of production costs	(923)	(181)	(1,104)
Net changes in sales and transfer prices, net of production costs and royalties	(775)	(1,164)	(1,939)
Extensions, discoveries, and improved recovery, less estimated costs	319	(566)	(247)
Changes in estimated future development costs	(32)	-	(32)
Development costs incurred	-	308	308
Accretion of discount	250	186	436
Net change in income taxes	-	(366)	(366)
Other	(1,409)	1,040	(369)

Ending Balance, December 31, 2016	(71)	733	662