Form 20-F
period 2018-12-31
DXI Energy Inc.
filed 2019-04-19
CIK 1323838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 103,606,088 common shares as at December 31, 2018 and 149,658,420 commons shares as at April 17, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
by the International Accounting Standards Board [X]
Other [ ]

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

  the impact of federal, provincial, and state governmental regulation on DXI Energy;

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

  risks related to our reliance on strategic relationships;

  risks related to uncertainty regarding realization of planned completion/testing programs;

  risks related to our operations being subject to federal, state, local and other laws, controls and regulations;

  risks related to uncertainty regarding claims of title and right of aboriginal people;

  risks related to environmental laws and regulations;

  risks related to our being a public company;

  risks related to our being a foreign private issuer;

  risks related to our not having paid dividends to date; and

  risks related to our stock price being volatile.

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

	Canadian Dollars Per One U.S. Dollar
	2018	2017	2016	2015	2014
Average for the period	1.2957	1.2986	1.3248	1.2787	1.1045

	March 2019	February 2019	January 2019	December 2018	November 2018	October 2018
High for the period	1.3438	1.3298	1.3600	1.3642	1.3302	1.3142
Low for the period	1.3260	1.3095	1.3144	1.3191	1.3088	1.2803

Exchange rates are based on the Bank of Canada nominal noon exchange rates. The nominal noon exchange rate on April 17, 2019 as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 = Cdn$1.3332.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.             Selected Financial Data

Our selected financial data and the information in the following tables for the years ended December 31, 2014 – 2018 was derived from our audited consolidated financial statements. These audited consolidated financial statements have been audited by BDO Canada LLP, Chartered Professional Accountants, for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

The information in the following table should be read in conjunction with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements under the heading "Item 18. Financial Statements".

The Company’s annual audited Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

The following table is a summary of selected audited consolidated financial information of the Company for each of the four most recently completed financial years. The information presented is presented in accordance with IFRS:

(CA$ thousands, except per share data)	Years Ended December 31,
	2018	2017	2016	2015	2014
Net Oil and Gas Revenue after royalties	$1,744	$2,480	$4,073	$7,096	$7,561
Net Loss for the Year	($11,632)	($5,209)	($5,486)	($7,108)	($7,203)
Loss Per Share	($0.11)	($0.08)	($0.13)	($0.19)	($0.20)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted Avg. Shares, basic (,000)	103,606	61,682	42,095	36,492	35,425
Weighted Avg. Shares, diluted (,000)	103,606	61,682	42,095	36,492	35,425
Year-end Shares (,000)	103,606	103,606	44,808	36,510	36,480
Working Capital (Deficiency)	($3,362)	($8,167)	($11,075)	($10,295)	($4,480)
Resource properties and equipment	$2,681	$17,170	$20,182	$25,121	$21,016
Long-term Liabilities	$7,717	$7,121	$9,120	$8,552	$6,448
Share Capital	$101,715	$101,715	$98,111	$97,162	$97,132
Retained Earnings (Deficit)	($127,477)	($115,845)	($110,636)	($105,150)	($98,042)
Total Assets	$3,165	$18,809	$21,260	$27,686	$23,274
Net Assets (Liabilities)	($8,183)	$2,094	$1,546	$6,568	$10,385

Exchange Rate History

See the disclosure under the heading "Currency and Exchange Rates" above.

Adoption of New and Amended Accounting Standards

The Company adopted certain new accounting standards, which are effective for annual periods beginning on or after January 1, 2018. Following the adoption of these standards, the Company determined that there was no material impact on its annual consolidated financial statements. The details were disclosed in Note 3 of the Company’s audited consolidated financial statements.

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

The Company incurred a loss of $11.6 million during the year ended December 31, 2018 and as of that date has a working capital deficiency of $3.4 million and an accumulated deficit of $127.5 million. We expect to incur general and administration expenses of approximately $1.0 million over the next twelve months. We cannot assure you that debt or equity financing will be available to us, and even if debt or equity financing is available, it may not be on terms acceptable to us. Our inability to access sufficient capital for our operations would have a material adverse effect on our business, financial condition, results of operations and prospects.

The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. Whether and when the

Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern.

The Company incurred a loss of $11.6 million during the year ended December 31, 2018 and as of that date has a working capital deficiency of $3.4 million and an accumulated deficit of $127.5 million. Whether and when the Company can attain profitability is uncertain. These uncertainties cast substantial doubt upon the Company’s ability to continue as going concern in the next twelve months, because we will be required to obtain additional capital in the future to continue our operations and there is no assurance that we will be able to obtain such capital, through equity or debt financing, or any combination thereof, or on satisfactory terms or at all. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2018 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern, which implies we will continue to meet our obligations and continue our operations for the next twelve months. Realization values may be substantially different from carrying values as shown, and our consolidated financial statements do not include any adjustments relating to the recoverability or classification of recorded asset amounts or the amount and classification of liabilities that might be necessary as a result of the going concern uncertainty.

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

Our ability to continue our operations depends, in large part, upon our ability to attract and maintain qualified key management and technical personnel. Competition for such personnel is intense and we may not be able to attract and retain such personnel.

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

Risks related to federal, provincial, state, local and other laws, controls and regulations

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

ITEM 4. INFORMATION ON THE COMPANY

A.                   History and Development of the Company

Introduction

Our executive office is located at Suite 520, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1; telephone: (604) 638-5050 and facsimile: (604) 638-5051. The contact person is: Mr. Sean Sullivan, President and Chief Executive Officer (email: investor@dxienergy.com) or Mr. David Matheson, Chief Financial Officer (email: dmatheson@dxienergy.com).

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

As of December 31, 2018, there were 103,606,088 common shares issued and outstanding and no preferred shares issued and outstanding.

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

Board and Management

On December 12, 2018, the Company announced the resignation of Robert Hodgkinson as Chief Executive Officer and Craig Sturrock from the board of directors. Robert Hodgkinson remains as the Chairman of the board. Also, the Company announced the appointment of Sean Sullivan as President and Chief Executive Officer and the addition of Edward Aabak to the board of directors.

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

Past Capital Expenditures

Fiscal Year	Cash flows used for equipment and resource properties
2018	Cdn$781,000 (1)
2017	Cdn$456,000 (2)
2016	Cdn$530,000 (3)

(1)

$2,000 of these funds was spent on the purchase of corporate and other assets; and $779,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Note 5 to our audited consolidated financial statements for the fiscal year ended December 31, 2018, filed with this annual report on Form 20-F.)

(2)

$5,000 of these funds was spent on the purchase of corporate and other assets; and $451,000 was spent on our resource properties. (For a breakdown on the resource property expenditures, see Notes 5 and 6 to our audited consolidated financial statements for the fiscal year ended December 31, 2017, filed with this annual report on Form 20-F.)

(3)

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

During the year ended December 31, 2018, the Company incurred $0.8 million to drill a new discovery natural gas well at its Woodrush properties, north of Fort St. John, British Columbia.

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

Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2018		Year ended December 31, 2017
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	61	7.8%	54	11.8%	13%
Drilling and completion	652	83.5%	120	26.3%	443%
Facility and pipelines	-	0.0%	19	4.2%	-100%
Geological and geophysical	48	6.1%	235	51.5%	-80%
Capitalized general and administrative	18	2.3%	23	5.0%	-22%
Other assets	2	0.3%	5	1.1%	100%
Total	781	100.0%	456	100.0%	71%

Daily Production

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
By Product
Oil and natural gas liquids (bbls/d)	52	89	62	82
Natural gas (mcf/d)	360	832	747	1,145
Total (boe/d)	112	228	186	273

The decrease in oil production for the three and twelve months ended December 31, 2018 reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia.

The decrease in natural gas production for the three and twelve months ended December 31, 2018 was due to the deliberate shut-in of natural gas production at Woodrush, northeastern British Columbia, as a result of low “Station 2” producer prices in the region.

B.                   Business Overview

General

The Company is in the business of acquiring, exploring and developing energy projects with a focus on oil and gas exploration in Canada and the United States.

The Company holds approximately 37,000 net acres of oil and gas leases in the following regions:

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

Specialized Skill and Knowledge: Exploration for and development of petroleum and natural gas resources requires specialized skills and knowledge including in the areas of petroleum engineering, geophysics, geology and title. The Company and its subsidiaries have obtained personnel with the required specialized skills and knowledge to carry out their respective operations. While the current labour market in the industry is highly competitive, the Company expects to be able to attract and maintain appropriately qualified employees for fiscal 2019.

Cycles: All of the Company's operations in Canada are affected by seasonal operating conditions. Dejour Energy (Alberta) Ltd. holds properties in northwestern Alberta and northeastern British Columbia which are accessible to heavy equipment in winter only when the ground is frozen, typically between December to early April. For this reason, drilling and pipeline construction ceases over the remainder of the year, limiting growth to winter only. Production operations continue year round in these areas once production is established. The prices that the Company will receive for oil and gas production in the future are weighted to world benchmark prices and may be adversely affected by weather conditions and transportation restrictions. Following the three-year downturn in the oil and gas industry, the oil prices have begun their recovery in 2018. However, lower oil prices are expected in 2019 due to record-high oil production. In December 2018, OPEC agreed to cut production and it would continue for the next six months with the goal of returning to US$70 per barrel by 2019 fall. Natural gas prices in 2019 are expected to be slightly higher than the prices in 2018. However, rising forecasts for natural gas production would limit the upward price pressures.

Commodity price cycles are also affected by world industrial supply and demand, domestic and international commodity transportation systems, and political factors affecting construction of pipelines and exports of controversial commodities like liquid natural gas. See "Risk Factors – Risks related to operating an exploration, development and production company".

Environmental Protection: The Company's operations are subject to environmental regulations (including regular environmental impact assessments and permitting) in the jurisdictions in which it operates. Such regulations cover a wide variety of matters, including, without limitation, emission of greenhouse gases, prevention of waste, pollution and protection of the environment, labour regulations and worker safety. Under such regulations there are preventative obligations, clean-up costs and liabilities for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. Environmental legislation and legislation relating to exploration and production of oil and natural gas will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors and employees. Such stricter standards could impact the Company's costs and have an adverse effect on results of operations. The Company expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed; however, the Company does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2019 and future years.

Employees: The Company had the equivalent of approximately 10 full-time employees and consultants during 2018.

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

Three Year History

2018

During the year ended December 31, 2018, the Company:

1.	Successfully drilled a new discovery natural gas well at the Company’s Woodrush property, north of Fort St. John, British Columbia;

2.

Completed the 1st tranche of a debt financing of $520,000 with arms-length U.S. accredited investors. The loans are convertible into 8,666,666 common shares of the Company at $0.06 per share until expiry in 2022;

3.	Settled the financial contract liability with an U.S. oil and gas drilling fund through the assignment of certain non- producing, non-core leasehold interests in the Piceance Basin of Colorado; and

4.	Reduced G&A expenses by 35% to $1,082,000 from $1,673,000 for the comparative period ended December 31, 2017.

2017

During the year ended December 31, 2017, the Company:

1.	Reduced financing expenses by 34% to $1,039,000 from $1,579,000 for the comparative year ended December 31, 2016 as a result of refinancing the Company’s loans from related parties;

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

4.	Decreased the loss for the year ended December 31, 2016 to $5.5 million from $7.1 million for the comparative period ended December 31, 2015.

United States vs. Foreign Sales/Assets

Net Revenue for fiscal year ended:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2016	3,190	883
12/31/2017	1,814	666
12/31/2018	1,219	525

Asset Location as of:	Canada	United States
(Cdn$ in 000)	$	$
12/31/2016	5,639	15,621
12/31/2017	4,998	13,811
12/31/2018	467	2,698

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

The Company is not bound by an agreement (including any transportation agreement) directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil and gas. The Company had no forward commodity contracts in place at December 31, 2018.

Additional Information Concerning Abandonment and Reclamation Costs

For the Company’s Canadian and US oil and gas interests, the well abandonment costs for all wells with reserves have been included at the property level. The Company estimated the total undiscounted amount of the cash flows required to settle the decommissioning liabilities as at December 31, 2018 to be approximately $3,808,000. These obligations are expected to be settled over the next 13 years with the majority of costs incurred between 2019 and 2032.

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

Resource Properties

Our current focus is on oil and gas properties located in the United States and Canada and currently have oil and gas leases in the following regions:

  The Piceance, Paradox and Uinta Basins in the US Rocky Mountains.

  The Peace River Arch of northeastern British Columbia and northwestern Alberta, Canada.

US Oil and Gas Interests

Kokopelli, Piceance Basin

Effective December 31, 2018, the Company reached a settlement agreement with an U.S. oil and gas drilling fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado. Following the assignment, the Company owns an approximate 15% working interest in 320 gross acres (53 net acres) at Kokopelli, its core area of operations, which is prospective for natural gas in the Williams Fork formation and the Mancos/Niobrara formation. The Company currently has 12 producing natural gas wells (11 Williams Fork wells and 1 Mancos well) at Kokopelli.

The Company and its partners intend to continue to develop the Kokopelli Project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

Canadian Oil and Gas Interests

Drake/Woodrush, Fort St. John, British Columbia

The Company’s Drake/Woodrush oilfield is located about 110 km. north of Fort St. John, British Columbia, Canada. In 2018, the Company continued its oil and gas production operations in Northeastern, British Columbia. In March 2019, the Company commenced the drilling of a key Halfway exploration well at its Woodrush properties.

Reserve Data

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, the Company’s results have been calculated utilizing the 12-month average price for each of the years presented.

The Company reports in Canadian currency and therefore the Reserves Data set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2018. The conversion rate used per Bank of Canada is 1.3642.

In 2018, GLJ Petroleum Consultants (“GLJ”), independent petroleum engineering consultants based in Calgary, Alberta was retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Third Party Report on Reserves, Dejour Energy (Alberta) Ltd.”, is dated March 7, 2019 and has an effective date of December 31, 2018.

Gustavson Associates (“Gustavson”), independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 26, 2019 and has an effective date of January 1, 2019.

The reserves data set forth below (the "Reserves Data"), derived from GLJ and Gustavson’s reports, summarizes our oil, liquids and natural gas reserves.

The GLJ and Gustavson reports are based on certain factual data supplied by the Company, and GLJ and Gustavson's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company’s petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to GLJ and Gustavson and accepted without any further investigation. GLJ and Gustavson accepted this data as presented and neither title searches nor field inspections were conducted. All statements relating to the activities of the Company for the year ended December 31, 2018 include a full year of operating data on the properties of the Company.

The reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Controls Over Reserve Report Preparation

Our reserve estimates reports as of December 31, 2018 are prepared by our independent qualified reserve evaluators, GLJ and Gustavson. To ensure accuracy and completeness of the data prior to disclosure of reserve estimates to the public, our reserves committee does the following: (1) reviews our procedures for providing information to the independent qualified reserve evaluators, (2) meets with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the qualified reserves evaluators to report without reservation, (3) reviews the reserves data with management and the independent qualified reserves evaluator. If the reserve committee is satisfied with results of its evaluation it will approve the content of our reserve disclosure. If any concerns arise in the reserve committee’s evaluation, the reserve committee will work with our management and the independent qualified reserves evaluators to resolve the issues before disclosure of reserves is made public.

As of December 31, 2018, the Company’s reserve committee was composed of: A. Ross Gorrell, Stan Page and Edward Aabak. Please see “Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management” for biographical information on the members of the reserve committee.

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

	Net Reserves
Proved Reserves Category	Oil (Mbbl)	Condensate (MBO)	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)
Developed
Canada	24	-	180	-
United States	-	6	790	32
Undeveloped
Canada	-	-	-	-
United States	-	22	2,514	102
TOTAL PROVED	24	28	3,484	134

Given economic commodity prices, the Company plans to fully develop its reserves over the next five years.

(1)        Canada – Decrease in Total Proved Oil and Natural Gas Reserves of 41 Mboe:

During the year ended December 31, 2018, the decline in total proved reserves was primarily because the economic limit is shortening reserves after years of production.

(2)        United States – Decrease in Total Proved Oil and Natural Gas Reserves of 5,248 Mboe:

During the year ended December 31, 2018, the reduction in total proved reserves was mainly the result of disposition of certain non-producing, non-core leasehold interests at the Company’s Kokopelli properties to settle in full a financial contract liabililty.

Total Proved Reserves

The table below compares our estimated proved reserves and associated present value (discounted at an annual rate of 10%) of the estimated future revenue before income tax.

	December 31, 2018
Canada (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2018 12-month average prices (SEC) (1)	180	24	-	324	($323)

	December 31, 2018
United States (Proved Developed and Undeveloped Reserves)	Natural Gas	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2018 12-month average prices (SEC) (1)	3,304	28	134	4,276	$1,994

	December 31, 2018
Total (Proved Developed and Undeveloped Reserves)	Natural Gas	Oil	Condensate	Natural Gas Liquids	Total	PV-10 (2)
	(Mmcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mmcfe)	(Cdn$ thousands)
2018 12-month average prices (SEC) (1)	3,484	24	28	134	4,600	1,671

Reconciliation to Standardized Measure

As at December 31, 2018
(CA$ thousands)	Canada	USA	Total

Present value of estimated future net cash flows before income taxes	$(323)	$1,994	$1,671
Income taxes - discounted	-	(646)	(646)

Standardized measure of discounted future net cash flow	$(323)	$1,348	$1,025

Notes:

(1)

The 12-month average prices (SEC) are calculated based on an average of market prices posted at or near the first of each month from January to December 2018, adjusted for pipeline transportation costs from the wellhead to the interstate pipeline prevailing at December 31, 2018. The 12-month average prices (SEC) used for Canadian properties were Cdn$58.57 per barrel of oil and Cdn$1.26 per Mcf of natural gas. The 12-month average prices (SEC) used for US properties were US$56.87 per barrel of condensate, US$3.28 per Mcf of natural gas, and US$37.23 per barrel of NGLs.

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

(3)	US dollars are converted into Canadian dollars using the closing exchange rate on December 31, 2018, which is US$1.00 = Cdn$1.3642.

Oil and Gas Production, Production Prices and Production Costs

The following is our total net oil and gas production for the fiscal years ended December 31, 2018, 2017 and 2016. Production came from our Canadian and United States properties.

Production
Fiscal Year Ended	Oil and Natural Gas	Natural Gas	Total (BOE)
	Liquids	(Mcf)
	(bbls)
December 31, 2018	22,570	272,688	68,019
December 31, 2017	29,932	418,006	99,600
December 31, 2016	76,506	609,858	178,147

The following table includes the average prices the Company received for its production for the fiscal years ended December 31, 2018, 2017 and 2016.

Average Sales Prices
Fiscal Year Ended	Oil and Natural Gas	Natural Gas	Total
	Liquids	($/Mcf)	($/BOE)
	($/bbls)
December 31, 2018	58.28	2.33	28.68
December 31, 2017	56.21	2.71	28.27
December 31, 2016	43.25	2.47	27.02

The following table includes the average production cost, not including ad valorem and severance taxes, per unit of production for the fiscal years ended December 31, 2018, 2017 and 2016.

Average Production Costs
Fiscal Year Ended	Oil and Natural Gas	Natural Gas	Total
	Liquids	($/Mcf)	($/BOE)
	($/bbls)
December 31, 2018	43.49	3.79	29.66
December 31, 2017	30.84	3.58	24.29
December 31, 2016	25.80	2.86	20.86

Drilling and Other Exploratory and Development Activities

During the fiscal year ended December 31, 2018, we drilled a new discovery natural gas well at Woodrush property, north of Fort St. John, British Columbia, Canada. During the fiscal years ended December 31, 2017 and December 31, 2016, no wells were drilled in Canada and the United States.

Delivery Commitments

We have no current delivery commitments for either oil or natural gas.

Oil and Gas Properties and Wells

The following tables summarizes the number of producing and non-producing wells as at December 31, 2018:

	Producing Wells
Country	Oil		Natural Gas
	Gross	Net	Gross	Net
Canada	3	2.97	4	3.88
USA	-	-	12	2.29
Total	3	2.97	16	6.17

	Non-Producing Wells
Country	Oil (1)		Natural Gas (2)
	Gross	Net	Gross	Net
Canada	6	5.94	28	21.02
USA	-	-	-	-
Total	6	5.94	28	21.02

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

(1)	Includes water source wells and injection wells

(2)	Includes non-producing wells, shut-in wells and wells being temporarily suspended

Interest in Oil and Gas Properties

The following table sets forth information for our interest in oil and gas properties as of December 31, 2018 relating to our leasehold acreage. Developed acres are acres spaced or assigned to productive wells including undrilled acreage held-byproduction under the terms of a lease. Undeveloped acres are acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas or oil, regardless of whether such acreage contains proved reserves. Gross acres are the total number of acres in which a working interest is owned. Net acres are the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

As at December 31, 2018, the Company’s developed and undeveloped acres are as follows:

	Developed Acreage		Undeveloped Acreage		Total
	Gross	Net	Gross	Net	Gross	Net
Canada	9,497	7,218	8,584	5,875	18,081	13,093
U.S.A	360	93	27,176	23,814	27,536	23,907
TOTAL	9,857	7,311	35,760	29,689	45,617	37,000

The Company’s net undeveloped acres as of December 31, 2018, together with expiries for the period from 2019 to 2021 and thereafter is as follows.

	Undeveloped Acreage
As of December 31, 2018	Net	2019 Expirations	2020 Expirations	2021 and thereafter Expirations
Canada:
Saddle Hills/Manning	917	-	-	917
Woodrush/Hunter	4,958	2,788	-	2,170
Subtotal:	5,875	2,788	-	3,087
U.S.A:
Ashley	480	-	-	480
Book Cliffs	1,762	-	-	1,762
Dinosaur	18,971	-	-	18,971
Pinyon Ridge	640	-	-	640
Roan Creek	1,961	-	-	1,961
Subtotal:	23,814	-	-	23,814
TOTAL:	29,689	2,788		26,901

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our consolidated operating results and financial position, including all our wholly-owned subsidiaries. It should be read in conjunction with our audited consolidated financial statements and notes for the year ended December 31, 2018 and related notes included therein under the heading "Item 18. Financial Statements" below.

The financial statements of the Company for the years ended December 31, 2018, 2017, and 2016 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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

At December 31, 2017, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores. During the year ended December 31, 2018, the Company reached a settlement agreement with the Drilling Fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado to retire the financial contract liability in full, leaving $Nil balance at December 31, 2018.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2018, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli).

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

FUTURE ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2019 or later periods. The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements:

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet. The Company will elect to apply the exemptions for short-term leases and leases of low-value assets. Theses leases will not be required to be recognized on the balance sheet. The standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company plans to adopt IFRS 16 on January 1, 2019 using the modified retrospective approach. As at December 31, 2018, the Company continues to evaluate and assess the potential effect of the adoption of IFRS 16 on its consolidated financial statements. The Company anticipates there will be an impact on its consolidated financial statements due to the operating lease commitments.

A.        Operating Results

The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2018, including 2017 and 2016 required comparative information, have been prepared in accordance with IFRS.

All financial information is stated in Canadian dollars, the Company’s presentation currency, unless otherwise noted.

Year ended December 31, 2018 compared to the year ended December 31, 2017

1.        Revenues

For the year ended December 31, 2018, total revenue, before royalties, decreased by $865,000 or 31%, due to a 32% decline in oil and natural gas production on a “BOE” basis.

2.        Oil Operations

The average price received for oil sales for the year ended December 31, 2018 were consistent with 2017 levels.

Operating and transportation expenses for the three and twelve months ended December 31, 2018 were higher, relative to the corresponding periods of 2017, mainly due to the repairs and maintenance work performed at its Woodrush properties combined with fixed operating costs being allocated over a lower oil production volume.

3.        Natural Gas Operations

The average price received for gas sales decreased by 14% for the year ended December 31, 2018, relative to the corresponding period of 2017. The reduction was due to a surplus of gas in the Fort St. John region caused by development of the massive Montney Shale gas play combined with related pipeline constraints.

Operating and transportation expenses for the year ended December 31, 2018 remained unchanged on a BOE basis from 2017 levels.

4.        General and Administrative Expenses

Lower G&A expenses for the year ended December 31, 2018 was the result of the implementation of the Company’s overall cost savings plan.

5.        Amortization, Depletion and Impairment Losses

Higher amortization and depletion for fiscal 2018 was mainly due to the capital expenditures incurred for the newly drilled natural gas well at Woodrush. This was offset by lower oil and gas production.

For fiscal 2018, the Company recorded an impairment of $3.1 million on its Woodrush assets in Canada because the carrying value of the assets exceeded their recoverable amount, caused primarily by a substantial decline in natural gas prices. Additionally, the Company recorded an impairment of $11.46 million on its Kokopelli assets in the U.S because the carrying value of the assets exceeded their recoverable amount, following the assignment of certain non-core, non-producing leasehold interests to settle in full the financial contract liability.

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

B.             Liquidity and Capital Resources

Loans from Related Parties

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest.

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan were repayable on or before June 30, 2019.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest.

On December 10, 2018, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of April 30, 2019. The amounts owing at December 31, 2018 are approximately $15,000. The Waiver does not amend the due date of the HEC and HVI loans. Accordingly, no loan principal payments are in default.

Convertible Debt

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI. The loans bear interest at Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. An initial closing of $520,000 was completed on October 5, 2018 upon receipt of all regulatory approvals. On January 16, 2019, the Company closed the final tranche of $260,000 upon receipt of all regulatory approvals. In February 2019, all the four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company. The transaction was completed on February 14, 2019.

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

Effective December 31, 2018, Dejour USA reached a settlement agreement with the Drilling Fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado. As a result, a gain on settlement of the liability of $6,857,000 (US$5,026,000) was recognized as follows:

(CA$ thousands)	$
Balance at January 1, 2017 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752
Non-cash consideration for settlement of the liability (US$356)	(486)
Gain on settlement of the liability (US$5,026)	(6,857)
Foreign exchange loss	591
Balance at December 31, 2018	-

Working Capital Position

As at December 31, 2018 (CA$ thousands)	$
Working capital deficit	(3,362)
Add: current portion of loans from related parties	1,542
Add: current portion of convertible debt	32
Adjusted working capital deficit (excluding loans from related parties and convertible debt)	(1,788)

Working capital is defined as current assets less current liabilities.

As at December 31, 2018, the Company had a working capital deficit of $3.4 million. Our independent auditors have included an explanatory paragraph in their report on our consolidated financial statements for the year ended December 31, 2018 that describes uncertainties that cast substantial doubt about our ability to continue as a going concern.

Capital Resources

a)        Canada

In Canada, the Company commenced the drilling of a key Halfway formation exploration well at its Woodrush properties in March 2019.

b)        United States

In United States, the Company and its partners intend to continue to develop the Kokopelli project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

C.             Research and Development, Patents and Licenses, etc.

None.

D.             Trend Information

a)        Oil Prices

The general outlook for crude oil prices will be tied primarily to the supply response to the current price environment and the pace of growth of the global economy. Overall, crude oil price volatility and a modest price improvement are anticipated in 2019. Agreement to cut production in 2019 led by OPEC will support oil prices through 2019.

b)        Natural gas

In 2018, natural gas prices were lower than those in 2017. This was the result of production exceeding consumption and demand, leading to higher inventory level. Prices are expected to be slightly higher in 2019 than the prices in 2018. However, rising forecasts for natural gas production would limit the upward price pressures.

E.             Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2018.

F.             Tabular Disclosure of Contractual Obligations

As of December 31, 2018, and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2019	2020	2021	2022	2023	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	2,057	-	-	-	-	Nil	2,057
Debt repayments (1)	1,000	-	-	-	7,020	Nil	8,020
Interest payments (2)	50	-	-	-	-	Nil	50
Operating lease obligations	75	17	-	-	-	Nil	92
Total	3,182	17	-	-	7,020	Nil	10,219

(1)	Short-term and long-term loans from related parties and convertible debt

(2)	Fixed interest payments on loan from related parties of $1,000,000. Interest payments tied to prime bank rate on the loan of $7,020,000 are excluded from this analysis.

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

Name, Jurisdiction of Residence and (1) Position	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Robert L. (3) Hodgkinson British Columbia, Canada Director and Chairman (Age: 69)	President of a private company, Hodgkinson Equities Corporation, which provides consulting services to emerging businesses in the petroleum resource industry. Formerly a director of Titan Uranium (TSX-V: TUE).	19,751,241	13.20%	May 18, 2004
Sean Sullivan Wyoming, United States Director, President and CEO (Age: 69)	Previously Co-Founder and CEO of Elkhorn Holdings (“Elkhorn”), a primarily mid-continent USA contractor in the gas plant construction, pipeline and US oilfield service industries. During his tenure at Elkhorn, annual revenue grew from US$10.0MM to US$453.0MM. Elkhorn’s sale to the Wood Group in 2016 was for a ROI of 165X on the original multi- million dollar investment.	9,000,000	6.01%	December 12, 2018
Dr. A. Gorrell (4)(6) British Columbia, Canada Director (Age: 74)	Dr. Gorrell has over 30 years’ experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several oil and gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director, President/CEO and Co-Chairman of Petromin Resources Ltd.	146,117	0.10%	December 14, 2012
Ronnie Bozzer (3)(4)(5) British Columbia, Canada Director (Age: 69)	Mr. Bozzer has extensive years of legal practice encompassing mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations.	90,000	0.06%	January 15, 2014

Name, Jurisdiction of Residence and (1) Position	Principal occupation or employment during the past 5 years	Number of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Percentage of DXI Energy Common Shares beneficially owned, directly or indirectly, or controlled or directed (2)	Director Since
Stan Page (3)(5)(6) Texas, United States Director (Age: 61)	Mr. Page has over 38 years of experience in the oil and gas industry. For the past 30 years, Mr. Page has held various leadership field and operation positions with major oil companies including BP America and Amoco Production Co. From 2010 to 2016, he was Senior Vice-President of US Operations for Quicksilver Resources where he provided strategic direction for engineering, geology, procurement, drilling, completion and day to day procedures.	239,600	0.16%	August 30, 2017
Edward Aabak (4)(5)(6) Keystone, Nebraska Director (Age: 67)	Mr. Aabak is a seasoned oil and gas industry executive with over 40 years experience in the “upstream and midstream” E&P sector, as well as the oilfield construction sector. Mr. Aabak is currently Managing Director of Flatiron Field Services LLC, a natural gas processing company, located in Denver, Colorado.	-	-	December 12, 2018
David Matheson British Columbia, Canada Chief Financial Officer (Age: 69)	Mr. Matheson has over 30 years of executive experience in the oil and gas industry in both operations and finance. He previously served as CFO and then as President of Equatorial Energy Ltd., a public Canadian oil and gas exploration & production company with operations in Canada and Indonesia. Mr. Matheson was admitted to the Institute of Chartered Accountants in British Columbia, the Northwest Territories, and Canada in 1975.	1,863,890	1.25%	N/A

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

Sean Sullivan: In 1995, the Employee Stock Ownership Trust purchased Elkhorn Construction (“Elkhorn”), a US natural gas and oil construction company located in Evanston, Wyoming, from its founders. Mr. Sullivan, together with the founders and certain key employees, built Elkhorn from a company with 110 employees and $10,000,000 in annual revenues to an industry leader in the Intermountain West with 2,500 employees and over $453,000,000 in annual revenues. Elkhorn was sold in 2013 to Wood Group from Scotland. This resulted in a gain of about 165 times the original purchase price and all the funds went to the employees. While with Elkhorn, Mr. Sullivan was a member of the Board of Directors of the American Pipeline Contractors Association and served for several years as President of the Affinity Insurance, LTD, one of the largest member-owned heterogeneous group captive reinsurance companies in the world.

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

Ronnie Bozzer: Mr. Bozzer's legal practice encompasses mergers and acquisitions, banking and finance transactions, public private partnerships, syndications and securitizations. His honours include receiving the highest peer review rating by Martindale Hubbell, becoming Chairman of Canada's International Finance Centre and recognition by "2010 Best Lawyers in Canada" in the specialty of Banking Law. Mr. Bozzer is also listed as Canadian Leading Lawyer in the field of Corporate Law by "Law Day".

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

Edward Aabak: Mr. Aabak is a seasoned oil and gas industry executive with over 40 years experience in the “upstream and midstream” E&P sector, as well as the oilfield construction sector. Mr. Aabak is currently Managing Director of Flatiron Field Services LLC, a natural gas processing company, located in Denver, Colorado.

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

A total of 1,850,000 stock options were granted to the directors in 2018.

Summary Compensation Table

The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2018 for the Named Executive Officers and Directors listed in the table below.

		Annual Compensation			Long Term Compensation
Name and principal position	Year	Salary ($)	Consulting Fees ($)	Bonus ($)	Awards		Payouts ($)	All other compensation ($)
					Securities Under Option/ SAR's Granted (#)	Shares/ Units Subject to Resale Restrictions ($)
Robert Hodgkinson, Director and Chairman(1)	2018 2017 2016	Nil Nil 48,600	Nil 240,600 192,000	Nil Nil Nil	Nil Nil 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Sean Sullivan, Director, President and Chief Executive Officer(2)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Matheson, Chief Financial Officer	2018 2017 2016	200,000(3) 200,000(4) 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dr. A. Gorrell, Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	450,000 Nil 150,000	Nil Nil Nil	Nil Nil Nil	5,500(5) 5,167(6) 6,000
Ronnie Bozzer, Director	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	400,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	8,500(5) 7,500(5) 8,000(5)
Stan Page, Director	2018 2017	Nil Nil	Nil Nil	Nil Nil	600,000 Nil	Nil Nil	Nil Nil	8,500(5) 2,000(5)
Edward Aabak, Director(7)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Craig Sturrock, Director (9)	2018 2017 2016	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	400,000 Nil 200,000	Nil Nil Nil	Nil Nil Nil	7,000(5) 7,167(8) 7,500

(1)	Mr. Hodgkinson resigned as Chief Executive Officer on December 12, 2018. He ceased to be an executive officer of the Company effective that date.

(2)	Mr. Sullivan was appointed as Director, President and Chief Executive Officer on December 12, 2018.

(3)	Included an unpaid amount of $98,000 payable by the Company to Mr. Matheson at December 31, 2018.
(4)	Included an unpaid amount of $49,000 payable by the Company to Mr. Matheson at December 31, 2018.
(5)	Included in accounts payable and accrued liabilities at December 31, 2018.
(6)	Included an unpaid amount of $3,000 payable by the Company to Dr. Gorrell at December 31, 2018.
(7)	Mr. Aabak was appointed as a director of the Company on December 12, 2018.
(8)	Included an unpaid amount of $4,000 payable by the Company to Mr. Sturrock at December 31, 2018.
(9)	Mr. Sturrock resigned from the Board on December 12, 2018. He ceased to be a director of the Company effective that date.

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

For the most recently completed fiscal year, each non-management director of the Company earned total compensation for services provided to the Company in his capacity as director as follows:

Name	Fees earned $
Craig Sturrock(2)	7,000(1)
Dr. A. Gorrell	5,500(1)
Ronnie Bozzer	8,500(1)
Stan Page	8,500(1)

(1)	Included in accounts payable and accrued liabilities at December 31, 2018.
(2)	Mr. Sturrock resigned from the Board on December 12, 2018. He ceased to be a director of the Company effective that date.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price of the Company's shares, or any other measure, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company did not award any LTIPs to any executive officer during the most recently completed financial year ended December 31, 2018. There are no pension plan benefits in place for the executive officers.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to, or exercised by, any executive officer of the Company during the most recently completed financial year ended December 31, 2018.

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

For example, for fiscal 2011, if Total Shareholder Return % is 20%, while Total XEG Return is 5%, then DXI Energy’s stock outperformed the XEG by 15% and a USD$100,000 award is payable to each executive. However, this award would only be payable in the event that during the same period shareholder return is positive.

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

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during fiscal 2018 to provide pension, retirement or similar benefits for Directors or Senior Management.

C.             Board Practices

The Company’s Governance Committee has established the following committees to ensure the Company maintains the highest possible governance standards in the conduct of its business:

1.	Governance and Nominating Committee;
2.	Compensation Committee;
3.	Audit Committee, and
4.	Reserves Committee.

Each of the primary functions of these committees is located on the Company’s website at www.dxienergy.com as follows:

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of three Directors, Ronnie Bozzer (Chairman), A. Ross Gorrell and Edward Aabak.

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

Compensation Committee

The Company’s Compensation Committee is comprised of three Directors, Stan Page (Chairman), Ronnie Bozzer and Edward Aabak.

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

Audit Committee

The Company’s Audit Committee is comprised of three Directors, Robert Hodgkinson (Chairman), Ronnie Bozzer, and Stan Page.

(a)	“Responsibilities” for the Audit Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Committees and Responsibilities/Audit Committee”.

(b)	The Company’s “Charter” for the Audit Committee can be found on the Company’s website at www.dxienergy.com under “Investors/Corporate Governance/Audit Committee Charter”.

Reserves Committee

The Company has a Reserves Committee comprised of three directors, A. Ross Gorrell, Stan Page and Edward Aabak.

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

D.             Employees

The Company had the equivalent of approximately 10 full-time employees and consultants during 2018.

E.             Share Ownership

Directors and Officer Beneficial Ownership

The following table discloses information regarding beneficial ownership of the Company’s voting securities, consisting solely of common shares, as of April 17, 2019 by the Company’s executive officers and directors.

Name of Beneficial Owner	Number of Common Shares	Percentage of Outstanding Common Shares Owned
Robert L. Hodgkinson	19,751,241(1)	13.20%
Sean Sullivan	9,000,000 (2)	6.01%
Dr. A. Gorrell	146,117	0.10%
Ronnie Bozzer	90,000	0.06%
Stan Page	239,600	0.16%
Edward Aabak	-	0%
David Matheson	1,863,890	1.25%
Total	31,090,848	20.77%

(1)	10,870,404 of these shares are owned by Hodgkinson Equities Corp., a private company controlled by Robert Hodgkinson. The remaining 8,880,837 shares are owned by Robert Hodgkinson.
(2)	7,480,000 of these shares are owned by Geraldine Sullivan Revocable Trust, a trust controlled by Sean Sullivan. The remaining 1,480,000 shares are owned by Sean Sullivan.
(3)	All percentages are based on 149,658,420 common shares outstanding as of April 17, 2019.

Stock Option Plan

We have a Stock Option Plan that was initially approved in 2009 and amended in 2012, 2015 and 2018 (the “Option Plan”). The principal purposes of which is to (i) advance our interests by aiding us, and our subsidiaries, in motivating, attracting and retaining key employees and directors capable of assuring the future success of the Company; and (ii) secure for us and our shareholders the benefits inherent in the ownership of our common shares by key employees and directors of the Company and our subsidiaries. We also have a United States stock incentive sub-plan that was initially approved in 2009 and amended in 2012 (the “Sub-Plan”) and forms a part of the Option Plan. Any option granted under the Sub-Plan is also subject to the terms and conditions of the Option Plan. Where there is a conflict between the terms and conditions of the Sub-Plan and the terms and conditions of the Option Plan, the terms and conditions of the Option Plan govern.

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

Stock Options Outstanding

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table as of April 17, 2019:

Name	No. of Options Held	No. of Options Vested	Exercise Price per Option	Grant Date	Expiration Date
Robert Hodgkinson	300,000	300,000	$0.16	June 6, 2016	June 5, 2021
Dr. A. Gorrell	150,000	150,000	$0.16	June 6, 2016	June 5, 2021
Dr. A. Gorrell	450,000	450,000	$0.09	January 18, 2018	December 30, 2020
Ronnie Bozzer	200,000	200,000	$0.16	June 6, 2016	June 5, 2021
Ronnie Bozzer	400,000	400,000	$0.09	January 18, 2018	December 30, 2020
Stan Page	600,000	600,000	$0.09	January 18, 2018	December 30, 2020
David Matheson	400,000	400,000	$0.16	June 6, 2016	June 5, 2021
David Matheson	3,500,000	1,750,000	$0.06	February 5, 2019	February 4, 2024

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.             Major Shareholders

Shareholders

The Company is aware of one person who each beneficially own 5% or more of the Registrant's voting securities. The following table lists as of April 17, 2019 persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

5% or Greater Shareholders as of April 17, 2019

Title of Class	Name of Shareholder	Number of Common Shares	Percent of Common Shares
Common	Robert L. Hodgkinson (1)(2)	19,751,241	13.20%
Common	Sean Sullivan	9,000,000	6.01%

(1)	10,870,404 of these shares are owned by Hodgkinson Equities Corp., a private company controlled by Robert Hodgkinson. The remaining 8,880,837 shares are owned by Robert Hodgkinson.
(2)	58,441,558 shares are to be issued at a price of $0.077 per share if Hodgkinson Equities Corp. exercises the right to convert the entire loan amount of $4.5 million into shares.

All percentages are based on 149,658,420 common shares outstanding as of April 17, 2019.

Changes in ownership by major shareholders

To the best of the Company’s knowledge there have been no changes in the ownership of the Company’s shares other than disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of April 3, 2019, there were 104 registered holders of the Company’s shares in the United States, with combined holdings of 90,101,609 common shares.

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

B.             Related Party Transactions

During the years ended December 31, 2018 and 2017, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $230,000 (2017 - $466,000) and non-cash stock-based compensation of $77,000 (2017 - $Nil). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2018 is $207,000 (December 31, 2017 - $131,000) owing to the two officers of the Company.

(b)

Interest expenses of $397,000 (2017 - $370,000) related to the loans from related parties were paid in cash to a director of the Company and his spouse or the companies controlled by or associated with a director of the Company. And, interest expenses of $Nil (2017 - $139,000) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with a director of the Company.

(c)

In 2017, the Company entered into loan agreements with a director of the Company and his spouse and the private companies associated with the director of the Company. The terms and conditions of these agreements are described in the “Liquidity and Capital Resources” section under Item 5 “Operating and Financial Review and Prospects”.

C.             Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A.             Consolidated Statements and Other Financial Information

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016	F-1 - F-33

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2018 and 2017

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

The following table sets forth, for the periods indicated, the reported high and low prices:

	OTCQB (US$)		TSX (Cdn$)		NYSE (US$)
	High	Low	High	Low	High	Low
Annual High and Low Market Prices – Past 5
Years
Year Ended:
December 31, 2018	$0.100	$0.010	$0.135	$0.015	N/A	N/A
December 31, 2017	$0.132	$0.034	$0.165	$0.045	N/A	N/A
December 31, 2016	$0.14	$0.03	$0.37	$0.03	$0.30	$0.10
December 31, 2015	N/A	N/A	$1.10	$0.18	$0.93	$0.12
December 31, 2014	N/A	N/A	$1.80	$0.63	$1.65	$0.57

Quarterly High and Low Market Prices – Past 2
Years
Quarter Ended:

December 31, 2018	$0.048	$0.014	$0.060	$0.020	N/A	N/A
September 30, 2018	$0.060	$0.010	$0.080	$0.015	N/A	N/A
June 30, 2018	$0.067	$0.045	$0.085	$0.055	N/A	N/A
March 31, 2018	$0.100	$0.053	$0.014	$0.070	N/A	N/A

December 31, 2017	$0.132	$0.043	$0.165	$0.055	N/A	N/A
September 30, 2017	$0.059	$0.034	$0.075	$0.045	N/A	N/A
June 30, 2017	$0.065	$0.035	$0.080	$0.045	N/A	N/A
March 31, 2017	$0.089	$0.045	$0.110	$0.065	N/A	N/A

Monthly High and Low Market Prices – Most
Recent 6 Months
March 31, 2019	$0.082	$0.031	$0.110	$0.045	N/A	N/A
February 28, 2019	$0.052	$0.034	$0.065	$0.045	N/A	N/A
January 31, 2019	$0.041	$0.026	$0.050	$0.035	N/A	N/A
December 31, 2018	$0.042	$0.014	$0.045	$0.020	N/A	N/A
November 30, 2018	$0.029	$0.018	$0.035	$0.025	N/A	N/A
October 31, 2018	$0.048	$0.022	$0.060	$0.030	N/A	N/A

On April 17, 2019, the closing price of our common shares on the TSX was Cdn$0.05 per common share and on the OTCQB was US$0.034 per common share.

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

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, preferred shares and series 1 preferred shares of which, as of April 17, 2019, 149,658,420 common shares, are issued and outstanding. The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

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

C.             Material Contracts

The following are material contracts to which the Company is a party:

HEC loan to the Company

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

HVI loan to the Company

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 4.5% per annum.

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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2018 and 2017, no accounts receivable has been deemed uncollectible or written off during the year.

The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus an allowance for doubtful accounts has not been set up. As at December 31, 2018, $Nil of accounts receivable are past due.

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

(i)    Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2018 and 2017.

The Company was exposed to the following foreign currency risk at December 31:

(CA$ thousands)	2018	2017
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	17	30
Accounts receivable	100	228
Accounts payable and accrued liabilities	(199)	(213)
Balance sheet exposure	(82)	45

The following foreign exchange rates applied for the year ended and as at December 31:

	2018	2016
December 31, reporting date rate	1.3642	1.2545
YTD average USD to CAD	1.2957	1.2986

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $8,000 at December 31, 2018 (2017 – decrease of net loss of $5,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)   Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2018, the Company was exposed to interest rate fluctuations on the bank credit facility and the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2018 would have increased or decreased net loss by $70,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2018 and 2017.

(iii)  Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2018 would have decreased or increased net loss by $25,000. The Company had no commodity contracts in place at December 31, 2018.

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

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2018.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.-C.

Not applicable.

D.             American Depositary Receipts

The Company does not have securities registered as American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D.

None.

E.             Use of Proceeds

Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.             Disclosure Controls and Procedures

As of the end of the fiscal year ended December 31, 2018, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), was performed by the Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management, (with the participation of the Company’s Chief Executive Officer and the Company’s Chief Financial Officer), conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. This evaluation was based on the criteria set forth in Internal Control-Integrated Framework (2013) (“COSO Framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective and management’s assessment did not identify material weaknesses.

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

D.             Changes in Internal Control Over Financial Reporting

There were no amendments to the Company’s system of internal control over financial reporting during the year ended December 31, 2018 and the Company is not aware of any amendments to its system of internal control that should be implemented to strengthen its system of internal control over financial reporting.

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

During the fiscal year ended December 31, 2018, the Company did not substantially amend, waive, or implicitly waive any provision of the Code with respect to any of the directors, executive officers or employees subject to it.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets out the fees billed to the Company by BDO Canada LLP for professional services rendered during fiscal years ended December 31, 2018 and December 31, 2017. During these years, BDO Canada LLP was our external auditors.

	Year ended December 31, 2018	Year ended December 31, 2017
	$	$
Audit Services (1)	77,869	142,500
Audit Related Services (2)	14,000	17,653
Tax Services (3)	2,500	6,866
All Other Fees (4)	17,486	13,224

NOTES:

(1)

Audit fees consist of fees for the audit of the Company’s annual financial statements and review of the Company’s quarterly financial statements, or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit fees. During fiscal 2018 and 2017, the services provided in this category included consultation on accounting and audit-related matters and review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2018 and 2017, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)	During fiscal 2018 and 2017, the aggregate fees in this category consist of Canadian Public Accountability Board (“CPAB”) fees and administration costs.

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

We did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2018.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

The Company did not repurchase any common shares in the fiscal year ended December 31, 2018.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H – MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Financial Statements

Description	Page

Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016.	F-1 - F-33

Supplementary Oil and Gas Reserve Estimation and Disclosures (Unaudited) for the years ending December 31, 2018 and 2017

EXHIBIT
NUMBER	DESCRIPTION

1.1(1)	Articles

1.2(1)	Notice of Articles

1.3(1)	Certificate of Continuation

1.4(1)	Notice of Alteration

1.5(2)	Certificate of Name Change

1.6(1)	Amendment to Articles to Include Special Rights

4.1(1)	Option Plan

4.2(1)	Option Plan (Sub-Plan)

4.3(3)	Loan Agreement with HEC dated June 5, 2017

4.4(3)	Loan Agreement with HVI dated June 5, 2017

8.1(4)	List of Subsidiaries

12.1*	Certification of CEO Pursuant to Rule 13a-14(a)

12.2*	Certification of CFO Pursuant to Rule 13a-14(a)

13.1*	Certification of CEO Pursuant to 18 U.S.C. Section 1350

13.2*	Certification of CFO Pursuant to 18 U.S.C. Section 1350

15.1*	Consent of BDO Canada LLP

15.2*	Consent Letter from GLJ Petroleum Consultants

15.3*	Consent Letter from Gustavson Associates

99.1*	Third Party Report on Reserves Prepared by GLJ Petroleum Consultants, Effective December 31, 2018

99.2*	Reserve Estimate and Financial Forecast as to DXI Energy’s Interests in the Kokopelli Field Area, Garfield County, Colorado, Prepared by Gustavson Associates, Effective January 1, 2019

(1)	Incorporated by reference to the Registrant’s registration statement on Form S-8, filed on February 16, 2012.
(2)	Incorporated by reference to the Registrant’s registration statement on Form 6-K, filed on October 28, 2015.
(3)	Incorporated by reference to the Registrant’s registration statement on Form 6-K filed on September 8, 2017.
(4)	Incorporated by reference to the Registrant’s registration statement on Form 20-F filed on April 18, 2018.
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DXI Energy Inc.

Dated:	April 17, 2019	/s/ Sean Sullivan
Sean Sullivan
President and CEO

CONSOLIDATED FINANCIAL STATEMENTS (AUDITED)

December 31, 2018 and 2017

Tel: 604 688 5421
Fax: 604 688 5132
vancouver@bdo.ca
www.bdo.ca

BDO Canada LLP
600 Cathedral Place
925 West Georgia Street
Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of DXI Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of DXI Energy Inc. and subsidiaries (the "Group"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the consolidated statements of comprehensive loss, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2(b) to the statements, the Group has incurred a loss of $11.6 million during the year ended December 31, 2018 and, as of that date, the Group's current liabilities exceeded its total assets by $3.4 million. As stated in Note 2(b), these events or conditions, along with other matters as set forth in Note 2(b), indicate that a material uncertainty exists that may cast substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audit. We are a publicly accounting firm registered with the Public Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standard of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimated made by management, as well as evaluating the

1

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group's auditor since 2010.

BDO Canada LLP

Chartered Professional Accountants
Vancouver, British Columbia
April 18, 2019

2

DXI ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		December 31,	December 31,
(thousands of Canadian dollars)	Notes	2018	2017
		$	$
ASSETS
Current
Cash and cash equivalents		26	1,010
Accounts receivable		185	388
Prepaids and deposits		58	29
Current Assets		269	1,427
Non-current
Deposits		215	212
Exploration and evaluation assets		-	8
Property and equipment	5	2,681	17,162
Total Assets		3,165	18,809
LIABILITIES
Current
Accounts payable and accrued liabilities		2,057	1,291
Loans from related parties	7	1,542	1,458
Convertible debt	8	32	-
Flow-through shares liability	9	-	93
Financial contract liability	11	-	6,752
Current Liabilities		3,631	9,594
Non-current
Loans from related parties	7	3,553	3,150
Convertible debt	8	356	-
Decommissioning liability	10	3,808	3,971
Total Liabilities		11,348	16,715
SHAREHOLDERS' EQUITY (DEFICIT)
Share capital	12	101,715	101,715
Contributed surplus		13,934	13,752
Deficit		(127,477)	(115,845)
Accumulated other comprehensive income		3,645	2,472
Total Shareholders' Equity (Deficit)		(8,183)	2,094
Total Liabilities and Shareholders' Equity (Deficit)		3,165	18,809

Going concern - Note 2(b)
Subsequent events - Note 21

Approved on behalf of the Board:

"signed"	"signed"
Sean Sullivan - Director	Robert Hodgkinson - Director

The accompanying notes are an integral part of these consolidated financial statements.	F-4

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended December 31
(thousands of Canadian dollars, except per share amounts)	Notes	2018	2017	2016
		$	$	$
REVENUES
Gross revenues		1,951	2,816	4,808
Royalties		(207)	(336)	(735)
Total Revenues, net of royalties	18	1,744	2,480	4,073

EXPENSES
Operating and transportation		1,811	2,085	2,971
Amortization, depletion and impairment losses	6	15,728	2,628	4,493
General and administrative		1,082	1,673	1,571
Financing expenses		1,025	1,039	1,579
Stock based compensation		77	8	188
Foreign exchange loss (gain)		605	(486)	(212)
Loss on disposal of E&E assets		-	-	175
Change in fair value of derivative liability		-	(153)	(1,073)
Loss on debt extinguishment		-	918	-
Gain on settlement of financial contract liability	11	(6,857)	-	-
Adjustment to financial contract liability		-	-	(63)
Total Expenses		13,471	7,712	9,629

Loss before income taxes and other items		(11,727)	(5,232)	(5,556)
Other income		95	23	70

Loss for the year		(11,632)	(5,209)	(5,486)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		1,173	(973)	(673)

Comprehensive loss		(10,459)	(6,182)	(6,159)

Loss per common share - basic and diluted	14	(0.11)	(0.08)	(0.13)

The accompanying notes are an integral part of these consolidated financial statements.	F-5

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian Dollars)

(thousands of Canadian dollars, except number of shares)	Number of Shares	Share Capital	Contributed Surplus	Deficit	AOCI(L)*	Total
		$	$	$	$	$
Balance as at January 1, 2018	103,606,088	101,715	13,752	(115,845)	2,472	2,094
Contributed surplus related to value of conversion feature on convertible debt	-	-	105	-	-	105
Stock-based compensation	-	-	77	-	-	77
Loss	-	-	-	(11,632)	-	(11,632)
Foreign currency translation adjustment	-	-	-	-	1,173	1,173
Balance as at December 31, 2018	103,606,088	101,715	13,934	(127,477)	3,645	(8,183)

Balance as at January 1, 2017	44,808,286	98,111	10,626	(110,636)	3,445	1,546
Shares issued via private placements, net of issuance costs	58,797,802	3,718	-	-	-	3,718
Flow-through share liability	-	(114)	-	-	-	(114)
Contributed surplus related to value of conversion feature on loans from related parties	-	-	3,118	-	-	3,118
Stock-based compensation	-	-	8	-	-	8
Loss	-	-	-	(5,209)	-	(5,209)
Foreign currency translation adjustment	-	-	-	-	(973)	(973)
Balance as at December 31, 2017	103,606,088	101,715	13,752	(115,845)	2,472	2,094

Balance as at January 1, 2016	36,509,953	97,162	10,438	(105,150)	4,118	6,568
Shares issued via private placements, net of issuance costs	8,298,333	949	-	-	-	949
Stock-based compensation	-	-	188	-	-	188
Loss	-	-	-	(5,486)	-	(5,486)
Foreign currency translation adjustment	-	-	-	-	(673)	(673)
Balance as at December 31, 2016	44,808,286	98,111	10,626	(110,636)	3,445	1,546

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these consolidated financial statements.	F-6

DXI ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31
(thousands of Canadian dollars)	Notes	2018	2017	2016
		$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Loss for the period		(11,632)	(5,209)	(5,486)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		15,728	2,628	4,493
Stock based compensation		77	8	188
Non-cash financing expenses		575	530	961
Non-cash foreign exchange on financial contract liability	11	591	(474)	(212)
Miscellaneous non-cash items		(93)	(25)	-
Gain on settlement of financial contract liability	11	(6,857)	-
Loss on disposal of E&E assets		-	-	175
Change in fair value of derivative liability		-	(153)	(1,073)
Loss on debt extinguishment		-	918	-
Adjustment to financial contract liability		-	-	(63)
Cash flows used in operations		(1,611)	(1,777)	(1,017)
Changes in operating working capital	14	720	219	667
Total Cash Flows used in Operating Activities		(891)	(1,558)	(350)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(3)	34	48
E&E expenditures		-	(7)	(2)
Additions to property and equipment	5	(781)	(449)	(528)
Proceeds from sale of E&E assets		-	-	84
Reclamation expenditures		(15)	(3)	(53)
Changes in investing working capital	14	214	32	178
Total Cash Flows used in Investing Activities		(585)	(393)	(273)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank credit facility		-	-	(147)
Advance of loans from related parties		-	450	350
Repayment of loans from related parties		-	-	(300)
Convertible debt, net of financing costs		486	-	-
Shares issued for cash, net of share issue costs		-	2,332	884
Changes in financing working capital	14	6	38	(61)
Total Cash Flows from Financing Activities		492	2,820	726

CHANGE IN CASH AND CASH EQUIVALENTS		(984)	869	103
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,010	141	38

CASH AND CASH EQUIVALENTS, END OF YEAR		26	1,010	141

Supplemental cash flow information - Note 14

The accompanying notes are an integral part of these consolidated financial statements.	F-7

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These consolidated financial statements were authorized and approved for issuance by the Board of Directors on April 16, 2019.

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

(b)    Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred a loss of $11.6 million during the year ended December 31, 2018 and as of that date has a working capital deficiency of $3.4 million and an accumulated deficit of $127.5 million.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders to the Company have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

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
For the Year Ended December 31, 2018 and 2017
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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of the consolidated financial statements are as follows:

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
For the Year Ended December 31, 2018 and 2017
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
For the Year Ended December 31, 2018 and 2017
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

Jointly controlled operations

The Company conducts its oil and gas development and production activities through jointly controlled operations and the accounts reflect only its interest in such activities. A joint arrangement exists where the parties take their share of the output and is accounted for by recognizing the Company’s share of assets and liabilities jointly owned and incurred, and the recognition of its share of revenue and expenses of the joint operation. At December 31, 2018, the Company’s material joint operation in Canada is Drake/Woodrush. The principal activity is oil and gas production and the ownership percentage is 99% (December 31, 2017 – 99%).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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
For the Year Ended December 31, 2018 and 2017
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

(h)    Revenue recognition

The Company adopted IFRS 15, Revenue from Contracts with Customers, as of January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. The adoption of IFRS 15 did not have a material effect on the financial statements. Comparative figures did not require restatement as a result of this adoption.

The Company derives revenue from product sales contracts with its marketers (one for each commodity type) for the delivery of oil, natural gas, and natural gas liquids (“Goods”). The contract with the marketers has an open-ended term that may last one month to several years and may operate on an evergreen basis. Payment is due on the contract near the end of the month following the month in which the product was delivered.

Applying the five-step model required by IFRS 15, Revenue from Contracts with Customers, revenue is recognized as follows for these contracts:

Step in Model	Product Sales
Identify the contract	The contractual arrangement executed with the customer, specifying the quantity and market price.
Identify distinct performance obligations	Contract is for the delivery of the Goods on the specified date.
Estimate transaction price	Transaction price is based on current commodity market prices.
Allocate transaction price to performance obligations	The transaction price is allocated to the Goods delivery.
Recognize revenue as performance obligations are satisfied	Revenue to be recognized at a point in time once control passes to the customer (i.e. when the oil or gas is delivered or picked up by the customer).

Costs related to processing the oil and delivering the oil to pipelines are netted from the payment received from the customer. These costs are recognized separately in the statement of comprehensive loss at the same time as revenue recognition. The costs associated with production-based royalty expenses and operating and transportation costs are recognized in the same period in which the related revenue is earned and recorded.

(i)    Financial instruments

As the Company adopted IFRS 9, Financial Instruments, as of January 1, 2018 cumulatively without restatement of comparative figures, different policies apply to the 2018 period presented than the comparative periods. IFRS 9 supersedes IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 includes revised guidance on the classification and measurement of financial assets and liabilities; and new guidance for measuring impairment on financial assets. The adoption of IFRS 9 did not have a material effect on the financial statements.

The Company’s financial instruments include cash and cash equivalent, accounts receivables, accounts payable and accrued liabilities, loans from related parties and convertible debt.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)    Financial instruments (continued)

Financial assets

At December 31, 2018, financial assets were initially recorded at fair value and are designated into one of the following three categories: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive loss (“FVOCI”).

These assets arise principally from the provision of goods and services to customers. These assets are initially recognized at fair value plus directly attributable transaction costs. Subsequently, they are recorded at amortized cost using the effective interest rate method, less any impairment losses.

A financial asset is classified as FVOCI if the asset is held with the objective to both collect contractual cash flows and sell the financial asset. All other financial assets are measured at FVTPL. As at December 31, 2018, the Company held no financial instrument in both FVTPL category and FVOCI category.

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (ECL) model. This applies to financial assets measured at amortized cost. Under IFRS 9, credit losses are recognized in general, earlier than under IAS 39.

The Company's financial assets measured at amortized cost are cash and cash equivalents and accounts receivable. The Company has four customers and the ECL related to the customers is nil.

At December 31, 2017, financial assets (cash and cash equivalents and accounts receivable) were initially recorded at fair value and were subsequently measured as amortized cost.

Financial liabilities

The Company classifies its financial instruments into one of two categories, depending on the purpose for which the liability was acquired.

•	Fair value through profit or loss: this category does not comprise any liabilities at December 31, 2018. These liabilities are classified and measured at fair value through profit and loss.

•

Other financial liabilities: this category includes accounts payables and accrued liabilities, loans from related parties and convertible debt, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

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

Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses (“ECL”) associated with its financial assets to determine whether any financial asset is impaired.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)    Impairment

For accounts receivable, the Company applies the simplified approach required by IFRS 9, which requires the ECL allowances to be recognized at the initial recognition of the receivables. The ECL for financial assets are based on the assumptions about risk of default and expected credit losses. The Company uses judgment in making these assumptions and selecting inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

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
For the Year Ended December 31, 2018 and 2017
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

(n)    Future accounting pronouncements

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2019 or later periods. The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements:

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet. The Company will elect to apply the exemptions for short-term leases and leases of low-value assets. Theses leases will not be required to be recognized on the balance sheet. The standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company plans to adopt IFRS 16 on January 1, 2019 using the modified retrospective approach. As at December 31, 2018, the Company continues to evaluate and assess the potential effect of the adoption of IFRS 16 on its consolidated financial statements. The Company anticipates there will be an impact on its consolidated financial statements due to the operating lease commitments as disclosed in note 17.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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

At December 31, 2017, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores. During the year ended December 31, 2018, the Company reached a settlement agreement with the Drilling Fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado to retire the financial contract liability in full, leaving $Nil balance at December 31, 2018 (note 11).

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

Note 4 - Critical Accounting Estimates and JUDGMENTS (continued)

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2018, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli) – Note 5.

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

NOTE 5 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2017	33,628	16,372	182	50,182
Additions	405	39	5	449
Change in decommissioning provision	94	(3)	-	91
Disposals	-	-	(29)	(29)
Foreign currency translation and other	-	(1,060)	-	(1,060)
Balance at December 31, 2017	34,127	15,348	158	49,633
Additions	778	1	2	781
Change in decommissioning provision	(232)	(2)	-	(234)
Disposals (Note 11)	-	(486)	(1)	(487)
Foreign currency translation and other	-	1,363	-	1,363
Balance at December 31, 2018	34,673	16,224	159	51,056

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – PROPERTY AND EQUIPMENT (continued)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment losses:
Balance at January 1, 2017	(29,092)	(1,714)	(164)	(30,970)
Amortization and depletion	(561)	(223)	(3)	(787)
Impairment losses	(870)	-	-	(870)
Disposals	-	-	25	25
Foreign currency translation and other	-	131	-	131
Balance at December 31, 2017	(30,523)	(1,806)	(142)	(32,471)
Amortization and depletion (Note 6)	(951)	(205)	(4)	(1,160)
Impairment losses (Note 6)	(3,100)	(11,459)	-	(14,559)
Foreign currency translation and other	-	(185)	-	(185)
Balance at December 31, 2018	(34,574)	(13,655)	(146)	(48,375)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Properties	Properties	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2017	3,604	13,542	16	17,162
At December 31, 2018	99	2,569	13	2,681

On December 31, 2018, the Company assigned certain non-producing, non-core leasehold interests at its Kokopelli properties in United States to settle in full a financial contract liability. The settlement resulted in a non-recurring gain on settlement of $6,857,000 (Note 11).

Amortization and Depletion

Amortization and depletion is computed using the unit of production method by reference to the total production for the CGU over the estimated net proved and probable reserves of oil and gas for the CGU determined by independent consultants. The calculation of amortization and depletion for the year ended December 31, 2018 included estimated future development costs as estimated by the Company’s external reserves evaluator.

The following table summarizes the factors used to calculate the amortization and depletion:

		Estimated Future Development Costs
Country	CGU	2018	2017
		$	$
Canada	Drake/Woodrush	Nil	Nil
United States	Kokopelli	5,286	83,700

Impairment

In accordance with IFRS, impairment tests were conducted at December 31, 2018 on each of the Company’s CGUs. The estimated recoverable amounts were determined using fair value less cost to sell. In determining the recoverability of oil and gas interests and making these evaluations, the Company used the net present value of the cash flows from proved plus probable oil and gas reserves of each CGU as estimated by the Company’s independent reserve evaluator.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 5 – PROPERTY AND EQUIPMENT (continued)

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

c)	Discount rate – The discount rate used to calculate the net present value of cash flows is an after-tax discount rate. The discount rates used ranged from 12.75% to 14.5%.

Below are the following forward commodity price estimates used in the December 31, 2018 impairment test:

	Natural gas	NGL	Crude oil		NYMEX
Year	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)	WTI Oil	Henry Hub Gas
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl	US$ / bbl	US$ / mmbtu
2019	1.85	67.67	63.33	56.25	3.00
2020	2.29	79.22	75.32	63.00	3.15
2021	2.67	83.54	79.75	67.00	3.35
2022	2.90	85.49	81.48	70.00	3.50
2023	3.14	87.80	83.54	72.50	3.63
2024	3.23	90.30	86.06	75.00	3.70
2025	3.34	93.33	89.09	77.50	3.77
2026	3.41	96.86	92.62	80.41	3.85
2027	3.48	98.81	94.57	82.02	3.93
2028	3.54	100.80	96.56	83.66	4.00
Each benchmark price increased on average approximately 2% thereafter

At December 31, 2018, indicators of impairment were determined to exist in the Company’s Drake/Woodrush CGU, as a result of negative technical reserve revisions due to continued low natural gas prices in northeastern British Columbia. An impairment test was carried out on the Drake/Woodrush CGU, resulting in an impairment of $3,100,000 (December 31, 2017 - $870,000). The impairment was recognized because the carrying value exceeded the recoverable amount. The recoverable amount was determined using the fair value less costs of disposal methodology which is classified as Level 3 fair value measurements.

At December 31, 2018, the Company determined that indicators of impairment existed in its Kokopelli CGU, as a result of the assignment of certain non-core, non-producing leasehold interests to settle in full the financial contract liability (note 11). The assigned leasehold interests reduced certain of the Company’s probable reserves and, in turn, a significant portion of the Level 3 fair value for purposes of measuring impairment. An impairment test was conducted on the Kokopelli CGU, resulting in an impairment of $11,459,000 (December 31, 2017 - $Nil). The impairment was recognized because the carrying value exceeded the recoverable amount. The recoverable amount was determined using the fair value less costs of disposal methodology which is classified as Level 3 fair value measurements.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 6 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Year ended December 31
	2018	2017	2016
	$	$	$
Exploration and Evaluation Assets (E & E assets)
Impairment losses	9	971	1,790
Property and Equipment (D & P assets)
Amortization and depletion (Note 5)	1,160	787	1,633
Impairment losses (Note 5)	14,559	870	1,070
	15,728	2,628	4,493

NOTE 7 – LOANS FROM RELATED PARTIES

(a)    Loan from Hodgkinson Equity Corporation (“HEC”)
(i)    $4,500,000 loan

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest (note 7(b)).

As at December 31, 2018, the carrying value of the loan liability is as follows:

$
Balance upon initial recognition	2,337
Accretion expense	265
Cash interest	(104)
Balance at December 31, 2017	2,498
Accretion expense	539
Cash interest	(200)
Balance at December 31, 2018	2,837
Current portion	(375)
Non-current portion	2,462

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HEC’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

Subsequent to December 31, 2018, the Company entered into an agreement with HEC to convert $2,500,000 into 41,666,666 shares of the Company. The agreement is subject to “disinterested shareholder” approval at the Company’s “Annual General and Special Meeting of Shareholders” in April 2019.

(ii)   $1,000,000 loan

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan are repayable on or before June 30, 2019.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 7 – LOANS FROM RELATED PARTIES (continued)

Subsequent to December 31, 2018, the Company entered into an agreement with HEC to convert $1,000,000 into 16,666,666 shares of the Company. The agreement is subject to “disinterested shareholder” approval at the Company’s “Annual General and Special Meeting of Shareholders” in April 2019.

(b)    Loan from Hodgkinson Ventures Inc. (“HVI”)

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest (note 7(a)).

As at December 31, 2018, the carrying value of the loan liability and derivative liability are as follows:

$
Balance upon initial recognition	1,039
Accretion expense	117
Cash interest	(46)
Balance at December 31, 2017	1,110
Accretion expense	241
Cash interest	(93)
Balance at December 31, 2018	1,258
Current portion	(167)
Non-current portion	1,091

Other terms of the loan are:

•	the Company may repay the loan at any time without penalty;
•	the Company, through DEAL, must receive HVI’s approval to further encumber DEAL’s Canadian oil and gas properties; and
•	In the event of default, all the indebtedness secured by the promissory note becomes due and payable and the interest rate is immediately increased to Canadian prime rate plus 4.5% per annum.

On December 10, 2018, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of April 30, 2019. The amounts owing at December 31, 2018 are approximately $15,000. The Waiver does not amend the due date of the HEC and HVI loans. Accordingly, no loan principal payments are in default.

NOTE 8 – CONVERTIBLE DEBT

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI (note 7). The loans bear interest at Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. An initial closing of $520,000 was completed on October 5, 2018 upon receipt of all regulatory approvals. On January 16, 2019, the Company closed the final tranche of $260,000 upon receipt of all regulatory approvals.

The fair value of the $520,000 loan was determined by applying a risk-adjusted rate of 13% to discount the contractual cash flows over the life of the loan. The fair value of the liability component of $407,000 is then deducted from the face value of the loan ($520,000), with the balance being taken directly to equity. Related financing costs of $34,000 were allocated to the liability and equity components. For equity, the costs of $8,000 are accounted for as a deduction from equity. For liability, the costs of $26,000 are accounted for as a deduction from the carrying amount of the liability.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 8 – CONVERTIBLE DEBT (continued)

At December 31, 2018, the carrying value of the convertible debt is as follows:

$
Balance upon initial recognition	381
Accretion expense	14
Cash interest	(7)
Balance at December 31, 2018	388
Current portion	(32)
Non-current portion	356

In February 2019, all four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company. The transaction was completed on February 14, 2019.

NOTE 9 – FLOW-THROUGH SHARES LIABILITY

The following is a continuity schedule of the liability portion of the flow-through shares issuances:

	Issued in	Issued in
	October	December
	2017	2017	Total
	$	$	$
Balance at January 1, 2017	-	-	-
Liability incurred on flow-through shares issued	21	93	114
Settlement of flow-through share liability on incurring expenditures	(21)	-	(21)
Balance at December 31, 2017	-	93	93
Settlement of flow-through share liability on incurring expenditures	-	(93)	(93)
Balance at December 31, 2018	-	-	-

NOTE 10 – DECOMMISSIONING LIABILITY

	Canadian	United States
	Oil and Gas	Oil and Gas
	Properties (1)	Properties (1)	Total
	$	$	$
Balance at January 1, 2017	3,636	140	3,776
Change in estimated future cash flows	146	(3)	143
Actual costs incurred and other	(3)	(8)	(11)
Unwinding of discount	60	3	63
Balance at December 31, 2017	3,839	132	3,971
Additions	60	-	60
Change in estimated future cash flows	(296)	(3)	(299)
Actual costs incurred and other	(15)	12	(3)
Unwinding of discount	76	3	79
Balance at December 31, 2018	3,664	144	3,808

(1) relates to property and equipment (note 5)

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 10 – DECOMMISSIONING LIABILITY (continued)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil	United States
	and Gas	Oil and Gas
	Properties	Properties
As at December 31, 2018:
Discount rate	1.94%	2.15%
Inflation rate	2.00%	2.00%

As at December 31, 2017:
Discount rate	1.94%	2.20%
Inflation rate	2.00%	2.00%

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

Effective December 31, 2018, Dejour USA reached a settlement agreement with the Drilling Fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado. As a result, a gain on settlement of the liability of $6,857,000 (US$5,026,000) was recognized as follows:

$
Balance at January 1, 2017 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752
Non-cash consideration for settlement of the liability (US$356)	(486)
Gain on settlement of the liability (US$5,026)	(6,857)
Foreign exchange loss	591
Balance at December 31, 2018	-

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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

In January 2018, the Company renounced $523,000 flow-through funds to investors, using the look-back rule. The flow-through funds had been fully spent by March 31, 2018. As a result of renunciation, a deferred income tax recovery of $93,000 was recognized on settlement of flow-through shares liability.

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

The following table summarizes information about outstanding stock option transactions:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 13 – STOCK OPTIONS (continued)

		Weighted
	Number of	average
	options	exercise price
		$
Balance at January 1, 2017 and December 31, 2017	3,400,000	0.16
Options granted	1,850,000	0.09
Options cancelled	(400,000)	0.16
Balance at December 31, 2018	4,850,000	0.13

Details of the stock options as at December 31, 2018 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.09	1,850,000	0.09	2.00	1,850,000	0.09	2.00
$0.16	3,000,000	0.16	2.43	3,000,000	0.16	2.43
	4,850,000	0.13	2.26	4,850,000	0.13	2.26

The fair value of the options issued during the year ended December 31, 2018 (2017 – no stock options were granted) was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the year ended December 31	2018

Fair value at grant date	$0.04
Expected volatility	100.59%
Expected option life	1.46 years
Dividends	0.0%
Risk-free interest rate	1.80%
Estimated forfeiture rate	5.04%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 14 – SUPPLEMENTAL INFORMATION

(a)    Changes in working capital consisted of the following:

	Year ended December 31
	2018	2017	2016
	$	$	$
Changes in working capital:
Accounts receivable	203	284	1,530
Prepaids and deposits	(29)	(10)	12
Accounts payable and accrued liabilities	766	15	(758)
	940	289	784
Comprised of:
Operating activities	720	219	667
Investing activities	214	32	178
Financing activities	6	38	(61)
	940	289	784
Other cash flow information:
Cash paid for interest	397	480	596
Income taxes paid	-	-	-

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

	Year ended December 31,
	2018	2017	2016
Weighted average common shares outstanding
Basic	103,606,088	61,682,462	42,095,366
Diluted	103,606,088	61,682,462	42,095,366

NOTE 15 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018, 2017 and 2016 and in addition to the loans from related parties (note 7), the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $230,000 (2017 - $466,000 and 2016 - $470,000) and non-cash stock-based compensation of $77,000 (2017 - $Nil and 2016 - $80,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2018 is $207,000 (December 31, 2017 - $131,000 and December 31, 2016 - $262,000) owing to the two officers of the Company.

(b)

Interest expenses of $397,000 (2017 - $370,000 and 2016 - $595,000) related to the loans from related parties were paid in cash to a director of the Company and his spouse or the companies controlled by or associated with a director of the Company. And, interest expenses of $Nil (2017 - $139,000 and 2016 - $Nil) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with a director of the Company.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2018	2017	2016
	$	$	$
Loss before income taxes	(11,727)	(5,232)	(5,486)
Corporate tax rate	27.00%	26.44%	26.59%

Expected tax recovery	(3,166)	(1,383)	(1,459)
Increase (decrease) resulting from:
Differences in foreign tax rates and change
in statutory tax rates	73	6,381	(231)
Impact of foreign exchange rate changes	(1,343)	1,277	506
Change in unrecognized deferred tax assets	4,288	(6,507)	1,290
Stock based compensation and expiry of losses	148	33	198
Non taxable/deductible amounts	-	199	(304)
Deferred income tax recovery	-	-	-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered.

	2018	2017	2016
	$	$	$
Deferred income tax assets
Non-capital losses available	22,683	20,998	26,679
Capital losses available	1,113	1,113	1,072
Resource tax pools in excess of net book value	7,506	5,279	4,846
Share issue costs and others	1,030	654	1,171
Unrecognized deferred tax assets	32,332	28,044	33,768

The Company has the approximate amounts of tax pools available as follows:

As at December 31	2018	2017	2016
	$	$	$
Canada:
Exploration and development expenditures	17,810	17,100	16,750
Unamortized share issue costs	176	261	292
Capital losses	8,242	8,242	8,242
Non-capital losses	34,979	33,120	30,783
	61,207	58,723	56,067
United States:
Exploration and development expenditures	9,317	15,883	17,149
Undeducted expenses	3,001	2,760	2,954
Non-capital losses	58,992	53,733	58,247
	71,310	72,376	78,350
Total	132,517	131,099	134,417

The exploration and development expenditures at December 31, 2018 can be carried forward to reduce future income taxes indefinitely. The non-capital losses for income tax purposes expire as follows:

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 16 – INCOME TAXES (continued)

	Canada	United States	Total
	$	$	$
2026	24	2,753	2,777
2027	3,606	3,669	7,275
2028	4,674	276	4,950
2029	3,842	3,552	7,394
2030	2,068	3,017	5,085
2031	2,408	3,038	5,446
2032	4,372	8,271	12,643
2033	2,167	17,632	19,799
2034	3,966	13,773	17,739
2035	2,292	590	2,882
2036	1,815	1,783	3,598
2037	2,354	80	2,434
2038	1,391	558	1,949
	34,979	58,992	93,971

The Company does not recognize deferred tax assets related to the foregoing tax pools because it is not probable that future taxable profit will be available against which the tax pools can be utilized.

NOTE 17 – COMMITMENTS

The following is a summary of the Company’s undiscounted contractual obligations and commitments as at December 31, 2018:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Total
	$	$	$	$
Debt repayments(1)	1,000	-	7,020	8,020
Interest payments(2)	50	-	-	50
Operating leases	75	17	-	92
	1,125	17	7,020	8,162

(1)	Short-term and long-term loans from related parties and convertible debt
(2)	Fixed interest payments on loan from related parties of $1,000,000

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

	Canada			United States			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016
	$	$		$	$		$	$	$
Year ended December 31
Revenues, net of royalties	1,219	1,814	3,190	525	666	883	1,744	2,480	4,073
Segmented loss	(6,268)	(4,948)	(3,279)	(5,364)	(261)	(2,207)	(11,632)	(5,209)	(5,486)
Amortization, depletion and impairment losses	4,062	1,785	2,324	11,666	844	2,169	15,728	2,629	4,493
Interest expense	901	950	1,236	-	-	294	901	950	1,530
Capital expenditures	780	414	305	1	42	225	781	456	530

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following tables provide fair value measurement information for financial assets and liabilities as at December 31, 2018 and December 31, 2017:

			Quoted Prices in	Significant Other
	Carrying	Fair	Active Markets	Observable Inputs	Significant Unobservable
December 31, 2018	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	26	26	26	-	-
Accounts receivable	185	185	185	-	-

Financial Liabilities:
Accounts payable	1,507	1,507	1,507	-	-
Loans from related parties	5,095	5,095	-	-	5,095
Convertible debt	388	388	-	-	388

			Quoted Prices in	Significant Other
	Carrying	Fair	Active Markets	Observable Inputs	Significant Unobservable
December 31, 2017	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)
	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	1,010	1,010	1,010	-	-
Accounts receivable	388	388	388	-	-

Financial Liabilities:
Accounts payable	658	658	658	-	-
Loans from related parties	4,608	4,608	-	-	4,608
Financial contract liability	6,752	6,752	-	-	6,752

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of non-collection of certain amounts by obtaining the joint operating partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2018 and 2017, no accounts receivable has been deemed uncollectible or written off during the year.

As at December 31, 2018, the Company’s receivables consist of $137,000 (2017 - $196,000) from joint operating partners, $12,000 (2017 - $121,000) from oil and natural gas marketers and $36,000 (2017 - $71,000) from other trade receivables. The Company considers all amounts outstanding for more than 90 days as past due. Currently, there is no indication that amounts are non-collectable; thus a provision for doubtful accounts has not been set up. As at December 31, 2018, $Nil (2017 - $Nil) of accounts receivable are past due.

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
For the Year Ended December 31, 2018 and 2017
(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

NOTE 20 – FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

(i)    Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars. Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified. The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2018 and 2017.

The Company was exposed to the following foreign currency risk at December 31:

	2018	2017
Expressed in foreign currencies	CND$	CND$
Cash and cash equivalents	17	30
Accounts receivable	100	228
Accounts payable and accrued liabilities	(199)	(213)
Balance sheet exposure	(82)	45

The following foreign exchange rates applied for the year ended and as at December 31:

	2018	2017
December 31, reporting date rate	1.3642	1.2545
YTD average USD to CAD	1.2957	1.2986

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the increase of net loss of $8,000 at December 31, 2018 (2017 – decrease of net loss of $5,000). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

(ii)   Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2018, the Company was exposed to interest rate fluctuations on the loans from related parties which bore a floating rate of interest. Assuming all other variables remain constant, an increase or decrease of 1% in market interest rate at December 31, 2018 would have increased or decreased net loss by $70,000. The Company had no interest rate swap contracts in place at or during the year ended December 31, 2018 and 2017.

(iii)  Commodity Price Risk

Revenues and consequently cash flows fluctuate with commodity prices and the US/Canadian dollar exchange rate. Commodity prices are determined on a global basis and circumstances that occur in various parts of the world are outside of the control of the Company. The Company may protect itself from fluctuations in prices by using the financial derivative sales contracts. The Company may enter into commodity price contracts to manage the risks associated with price volatility and thereby protect its cash flows used to fund its capital program. Assuming all other variables remain constant, an increase or decrease of oil price of $1 per bbl and gas price of $0.01 per mcf at December 31, 2018 would have decreased or increased net loss by $25,000. The Company had no commodity contracts in place at December 31, 2018.

DXI ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2018 and 2017
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

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future. There have been no changes to the Company’s capital management strategy during the year ended December 31, 2018.

NOTE 21 – SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company completed the following transactions, all of which have been approved by the appropriate Canadian regulatory authorities and, in the case of item (d), the Company’s shareholders:

a)	Issued by way of private placement 33,052,334 shares at a price of $0.06 per share for gross (and net) proceeds of $1,983,000;

b)	converted $780,000 in secured convertible debt to 12,999,998 shares;

c)

Signed an agreement whereby certain secured lenders agreed to convert $3,500,000 in secured loans to the Company for 58,333,332 shares. The agreement is subject to “disinterested shareholder” approval at the Company’s “Annual General and Special Meeting of Shareholders” currently scheduled for April 29, 2019; and

d)	Issued 3,500,000 stock options with an exercise price of $0.06 each to a senior officer of the Company.

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

The Company’s 2018, 2017 and 2016 financial results were prepared in accordance with IFRS.

The Company reports in Canadian currency and therefore the Reserves Data pertaining to the Company’s reserves in the United States set forth in the tables below has been converted to Canadian dollars at the prevailing conversion rate at December 31, 2018. The conversion rate used per Bank of Canada is 1.3642.

(a)        Net proved oil and gas reserves

As at December 31, 2018, the Company’s oil and gas reserves are located in both Canada and the United States.

GLJ Petroleum Consultants (“GLJ”) of Calgary, Alberta, independent petroleum engineering consultants based in Calgary, Alberta were retained by the Company to evaluate the Canadian properties of the Company. Their report, titled “Reserves Assessment and Evaluation of Oil and Gas Properties, Dejour Energy (Alberta) Ltd.”, is dated March 7, 2019 and has an effective date of December 31, 2018.

Gustavson Associates (“Gustavson”), an independent petroleum engineering consultants based in Denver, Colorado were retained by the Company to evaluate the US properties of the Company. Their report, titled “Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado” is dated March 7, 2019 and has an effective date of January 1, 2019.

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

(a)	CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2018

(1)	Canada – Decrease in Total Proved Oil and Natural Gas Reserves of 41 Mboe:

During the year ended December 31, 2018, the decline in total proved reserves was primarily because the economic limit is shortening reserves after years of production.

(2)	United States – Decrease in Total Proved Oil and Natural Gas Reserves of 5,248 Mboe:

During the year ended December 31, 2018, the reduction in total proved reserves was mainly the result of the disposition of certain non-producing, non-core leasehold interests at the Company’s Kokopelli properties to settle in full a financial contract liability.

CONSTANT PRICES AND COSTS - YEAR ENDED DECEMBER 31, 2017

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

(b)	Capitalized Costs

	December 31,	December 31,	December 31,
(CA$ thousands)	2018	2017	2016
	$	$	$
Canada
Proved oil and gas properties	34,673	34,127	33,628
Unproved oil and gas properties	357	356	296
Total capital costs	35,030	34,483	33,924
Accumulated depletion and depreciation	(18,234)	(17,283)	(16,722)
Accumulated impairment	(16,696)	(13,590)	(12,370)
Net capitalized costs	100	3,610	4,832

United States
Proved oil and gas properties	16,223	15,348	16,372
Unproved oil and gas properties	17,677	16,271	17,442
Total capital costs	33,900	31,619	33,814
Accumulated depletion and depreciation	(1,471)	(1,156)	(1,714)
Accumulated impairment	(29,858)	(16,919)	(16,768)
Net capitalized costs	2,571	13,544	15,332

Total
Proved oil and gas properties	50,896	49,475	50,000
Unproved oil and gas properties	18,034	16,627	17,738
Total capital costs	68,930	66,102	67,738
Accumulated depletion and depreciation	(19,705)	(18,439)	(18,436)
Accumulated impairment	(46,554)	(30,509)	(29,138)
Net capitalized costs	2,671	17,154	20,164

(c)	Costs Incurred

	December 31,	December 31,	December 31,
(CA$ thousands)	2018	2017	2016
	$	$	$
Canada
Property acquisition costs (1)
Proved oil and gas properties	60	53	39
Unproved oil and gas properties	1	-	-
Exploration costs (2)	7	5	2
Development costs (3)	710	351	265
Capital Expenditures	778	409	306

United States
Property acquisition costs (1)
Proved oil and gas properties	-	-	4
Unproved oil and gas properties	-	-	-
Exploration costs (2)	-	3	-
Development costs (3)	1	39	220
Capital Expenditures	1	42	224

Total
Property acquisition costs (1)
Proved oil and gas properties	60	53	43
Unproved oil and gas properties	1	-	-
Exploration costs (2)	7	8	2
Development costs (3)	711	390	485
Capital Expenditures	779	451	530

(1)	Acquisitions are not net of disposition of properties.
(2)	Geological and geophysical capital expenditures and drilling costs for exploraton wells drilled
(3)	Includes equipping and facilities capital expenditures

(d)	Results of Operations of Producing Activities

	For the years ended December 31,
(CA$ thousands)	2018	2017	2016
	$	$	$
Canada
Oil and gas sales, net of royalties	1,219	1,814	3,190
Operating costs and capital taxes	(1,275)	(1,395)	(1,789)
Transportation costs	(133)	(218)	(478)
Depletion and depreciation	(951)	(561)	(1,250)
Income taxes (1)	-	-	-
Results of operations	(1,140)	(360)	(327)

United States
Oil and gas sales, net of royalties	525	666	883
Operating costs and capital taxes	(403)	(472)	(704)
Transportation costs	-	-	-
Depletion and depreciation	(205)	(223)	(380)
Income taxes (1)	-	-	-
Results of operations	(83)	(29)	(201)

Total
Oil and gas sales, net of royalties	1,744	2,480	4,073
Operating costs and capital taxes	(1,678)	(1,867)	(2,493)
Transportation costs	(133)	(218)	(478)
Depletion and depreciation	(1,156)	(784)	(1,630)
Income taxes (1)	-	-	-
Results of operations	(1,223)	(389)	(528)

(1)	DXI Energy is currently not taxable.

(e)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The standardized measure of discounted future net cash flows is based on estimates made by GLJ and Gustavson of net proved reserves. Future cash inflows are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2018 and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are computed based on the average of the first day constant prices in each of the 12 months for the year ended December 31, 2018 and assume the continuation of existing economic conditions. Future income taxes are calculated by applying statutory income tax rates. The Company is currently not taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

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

Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2018 is presented below:

As at December 31, 2018
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	1,659	23,780	25,439
Future production, abandon and salvage costs	(2,183)	(12,580)	(14,763)
Future development costs	-	(5,389)	(5,389)
Future income taxes	-	(1,703)	(1,703)
Future net cash flows	(524)	4,108	3,584
Less: 10% annual discount factor	201	(2,760)	(2,559)

Standardized measure of discounted future net cash flow	(323)	1,348	1,025

The standardized measure of discounted future net cash flows relating to our estimated proved reserves as of December 31, 2017 is presented below:

As at December 31, 2017
(CA$ thousands)	Canada	USA	Total
	$	$	$
Future cash from revenues after royalties	3,462	170,360	173,822
Future production, abandon and salvage costs	(3,418)	(88,944)	(92,362)
Future development costs	-	(52,172)	(52,172)
Future income taxes	-	(7,360)	(7,360)
Future net cash flows	44	21,884	21,928
Less: 10% annual discount factor	190	(19,233)	(19,043)

Standardized measure of discounted future net cash flow	234	2,651	2,885

(f)	Changes in Standardized Measure of Discounted Future Net Cash Flows

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2018 are presented below:

For the Year Ended December 31, 2018
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2018	234	2,651	2,885

Sales and transfers of oil and gas produced, net of production costs	189	(128)	61
Net changes in sales and transfer prices, net of production costs and royaltie	559	16,833	17,392
Extensions, discoveries, and improved recovery, less estimated costs	(25)	-	(25)
Sale of reserves in place	-	(21,472)	(21,472)
Revisions of quantity estimates and timing of estimated production	-	(2,733)	(2,733)
Accretion of discount	23	288	311
Net change in income taxes	-	6,301	6,301
Other	(1,303)	(392)	(1,695)

Ending Balance, December 31, 2018	(323)	1,348	1,025

The principal sources of changes in the standardized measure of the future net cash flows for the year ended December 31, 2017 are presented below:

For the Year Ended December 31, 2017
(CA$ thousands)	Canada	USA	Total
	$	$	$
Beginning Balance, January 1, 2017	(71)	733	662

Sales and transfers of oil and gas produced, net of production costs	(200)	(188)	(388)
Net changes in sales and transfer prices, net of production costs and royaltie	717	(53)	664
Extensions, discoveries, and improved recovery, less estimated costs	80	28,259	28,339
Changes in estimated future development costs	-	(51,513)	(51,513)
Revisions of quantity estimates and timing of estimated production	-	28,209	28,209
Accretion of discount	(7)	353	346
Net change in income taxes	-	(6,873)	(6,873)
Other	(285)	3,724	3,439

Ending Balance, December 31, 2017	234	2,651	2,885